NORTHERN ORION
RESOURCES INC

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

August 5, 2003

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION RESOURCES INC.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

Please note that effective June 16, 2003, the Company changed its name from Northern Orion Explorations Ltd. to **Northern Orion Resources Inc.** We enclose a copy of the applicable Certificate of Name Change for your records.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION RESOURCES INC.**

Encl.

United States SEC filing
August 5, 2003

Northern Orion Resources Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Correspondence with Securities Commissions

1. Form 45-102F2 – dated July 2, 2003
2. Preliminary Prospectus (English) – dated July 2, 2003
3. Preliminary Prospectus (French) – dated July 2, 2003
4. Warrant Indenture – dated May 29, 2003
5. Underwriting Agreement – dated May 29,2003
6. Indenture Amendment Agreement – dated June 20, 2003
7. Special Warrant Indenture – dated May 29, 2003
8. Agreement for the sale and purchase of Alumbrera interest – dated April 2, 2003
9. Management Contract between Maluti Services Limited and the Company – dated June 16, 2003
10. Management Contract between Garroch Financial Inc. and the Company – dated June 16, 2003
11. Cover letter from Stikeman Elliot – dated July 2, 2003
12. Technical Report – dated June 2003
13. LLC Interests Purchase Agreement – dated April 23, 2003
14. British Columbia Mutual Reliance Review System Decision Document (Preliminary) – dated July 3, 2003
15. Quebec Receipt for Preliminary Prospectus – dated July 2, 2003
16. Cover letter Press release and Early Warning Report – (filed by Institutional Investor July 11, 2003)
17. Form 45-102F – dated July 21, 2003
18. Final Long Form Prospectus (French) – dated July 25, 2003
19. Final Long Form Prospectus (English) – dated July 25, 2003
20. Cover letter from Stikeman Elliot – dated July 25, 2003
21. Cover letter (with Consent of Author from Callum Grant of Hatch) – dated July 25, 2003
22. Cover letter (with Consent of Author from Harry Burgess of Micon) – dated July 25, 2003
23. Consent of Author from Paul Hosford of Hatch – dated May 20, 2002

24. Consent of Author from C.L.B. Grant of Hatch – dated May 20, 2002
25. Consent letter of underwriter's legal counsel (Dorsey & Whitney LLP –dated July 25, 2003
26. Consent letter of underwriter's legal counsel (Dorsey & Whitney LLP –dated July 25, 2003
27. Consent letter of underwriter's legal counsel (Cassels Brock) –dated July 25, 2003
28. Consent letter of issuer's legal counsel (Stikeman Elliott LLP) –dated July 25, 2003
29. Consent letter of issuer's legal counsel (Perkins Coie) –dated July 25, 2003
30. Consent letter of Auditor (PricewaterhouseCoopers)– dated July 25, 2003
31. Consent letter of Auditor (Deloitte & Touche)– dated July 25, 2003
32. British Columbia Mutual Reliance Review System Decision Document (Final) – dated July 28, 2003
33. Consent letter of other experts from Harry Burgess of Micon – dated July 25, 2003
34. Consent letter of other experts from Micon – dated July 25, 2003
35. Consent of Author from C.L.B. Grant of Hatch – dated July 25, 2003
36. Consent of Author from Paul Hosford of Hatch – dated July 25, 2003
37. Quebec Receipt for Final Prospectus – dated July 28, 2003
38. Material Change Report – dated July 30, 2003
39. Nova Scotia Receipt for Final Prospectus – dated July 28, 2003

B. Press Releases

1. Press Release by Institutional Investor – dated July 11, 2003
2. Northern Orion Announces Completion of Prospectus Filing - dated July 30, 2003

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **Northern Orion Resources Inc.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **June 23, 2003** of **130,000 options** of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this **2nd** day of **July, 2003**.

NORTHERN ORION RESOURCES INC.

"David Cohen"

By: ______________________________
David Cohen, Director

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

NORTHERN ORION EXPLORATIONS LTD.

and

PACIFIC CORPORATE TRUST COMPANY

WARRANT INDENTURE

Stikeman Elliott LLP

Dated as of May 29, 2003

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
ISSUE OF WARRANTS

ARTICLE 3
EXCHANGE, OWNERSHIP AND TRANSFER OF WARRANTS

ARTICLE 4
EXERCISE OF WARRANTS

ARTICLE 5
ADJUSTMENT OF EXCHANGE NUMBER

ARTICLE 6
PURCHASES BY THE COMPANY

ARTICLE 7
COVENANTS OF THE COMPANY

ARTICLE 8
ENFORCEMENT

ARTICLE 9
MEETINGS OF WARRANTHOLDERS

THIS WARRANT INDENTURE is dated as of May 29, 2003 and made

BETWEEN

NORTHERN ORION EXPLORATIONS LTD., a company incorporated under the laws of British Columbia and having a head office at Suite 250 - 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9 (the "Company")

AND

PACIFIC CORPORATE TRUST COMPANY, having an office at 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 (the "Trustee")

WHEREAS:

A. all capitalized terms used in these recitals have the meanings ascribed to them in section 1.1 below;

B. the Company proposes to issue up to 463,645,943 Warrants (or up to 46,364,594 Warrants if the Company effects the Consolidation prior to the issuance of the Warrants) upon the exercise or deemed exercise of 842,992,624 Special Warrants pursuant to the Special Warrant Indenture (with up to 421,496,312 Warrants being issuable upon the exercise of such Special Warrants if the penalty provided for in subsection 2.2(2) of the Special W arrant Indenture does not take effect);

C. each Warrant shall entitle the Holder thereof to acquire one Common Share at a price of $0.20 (or $2.00 if the Company effects the Consolidation prior to the issuance of the Warrants), subject to adjustments in certain events, upon the terms and conditions herein set forth;

D. the Company is duly authorized to create and issue the Warrants to be issued as herein provided;

E. all things necessary have been done and performed to make the Warrants, when issued as provided in this Indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

F. the Trustee has agreed to act as the trustee of the Warrants on behalf of those persons who become Warrantholders from time to time on the terms and conditions herein set forth; and

G. the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 DEFINITIONS

In this Indenture, including the recitals and schedules hereto, the following words and phrases shall have the following meanings:

(a) "**Acquisition**" means the acquisition by the Company with Wheaton River Minerals Ltd. of a 25% indirect interest in the Bajo de la Alumbrera gold/copper mine in Argentina from Rio Algom Limited, a wholly-owned subsidiary of BHP Billiton, for a purchase price of US$180 million;

(b) "**Applicable Legislation**" means the provisions of the statutes of Canada and its provinces and territories and the regulations under those statutes relating to trust indentures or the rights, duties or obligations of corporations and trustees under trust indentures as are from time to time in force and applicable to this Indenture;

(c) "**Beneficial Owner**" means a person that has a beneficial interest in a Warrant that is represented by a Global Certificate;

(d) "**Business Day**" means any day (other than a Saturday, Sunday or statutory holiday) on which the principal transfer office of the Trustee in Vancouver, British Columbia is open for business;

(e) "**Common Shares**" means the common shares in the capital of the Company, as such common shares are presently constituted;

(f) "**Company**" means Northern Orion Explorations Ltd. and its lawful successors from time to time;

(g) "**Company's Auditors**" means an independent firm of chartered accountants duly appointed as auditors of the Company;

(h) "**Consolidation**" means the consolidation of all of the Company's issued Common Shares on a one (1) for ten (10) basis, which consolidation is to be voted upon by the holders of Common Shares at the general and extraordinary meeting of the shareholders of the Company to be held on June 16, 2003 or any adjournment thereof;

(i) "**Convertible Security**" means a security of the Company (other than the Warrants) or of any other issuer convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

(j) "**Counsel**" means a barrister or solicitor or firm of barristers and solicitors (who may be counsel for the Company) in any case acceptable to the Trustee, acting reasonably;

(k) "**Current Market Price**" at any date, means the weighted average price per Common Share at which the Common Shares have traded:

(i) on the TSX;

(ii) if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the Directors and approved by the Trustee; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market as may be selected for this purpose by the Directors and approved by the Trustee;

during the last twenty (20) trading days ending the fifth trading day before such date, and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares traded on the exchange or market, as the case may be, during such twenty (20) consecutive trading days by the aggregate number of Common Shares sold;

(l) "**Depository**" means The Canadian Depository for Securities Limited ("**CDS**"), or its successor, or any other depository offering a book based securities registration and transfer system similar to that administered by CDS which the Company, with the consent of the Trustee, acting reasonably, may designate;

(m) "**Director**" means a director of the Company and "**Directors**" or "**Board of Directors**" means the board of directors of the Company or, whenever duly empowered, a committee of the board of directors of the Company, and reference to "action by the directors" means action by the directors of the Company as a board or acting committee as a committee;

(n) "**dividends**" means dividends or distributions (payable in cash or in securities, property or assets of equivalent value) declared payable on the Common Shares;

(o) "**dividends paid in the ordinary course**" means such dividends declared payable on the Common Shares in any fiscal year of the Company to the extent that such dividends or distributions do not exceed in the aggregate the greater of:

(i) 50% of the retained earnings of the Company as at the end of its immediately preceding fiscal year; and

(ii) 100% of the aggregate consolidated net income of the Company determined before computation of extraordinary or unusual items, for its immediately preceding fiscal year;

and for such purposes the amount of any dividends paid in other than cash or shares shall be the fair market value of such dividends as determined by the Directors;

(p) "**Exchange Number**" shall initially be one (1) and means, at any time, that number of Common Shares or other classes of shares or securities that Warrantholders are entitled to receive for each Warrant held upon exercise of the rights attached to the Warrant as the number may be adjusted by Article 5;

(q) "**Exercise Date**" with respect to any Warrant means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Article 4;

(r) "**Exercise Price**" means the purchase price of each Common Share issuable upon exercise of each Warrant, as adjusted, such price to be $0.20 as at the date hereof (or $2.00 if the Company effects the Consolidation prior to the issuance of such Warrant);

(s) "**extraordinary resolution**" has the meaning ascribed thereto in sections 9.12 and 9.15;

(t) "**Final Receipt**" means a receipt for the Prospectus from the Regulatory Authorities and, if the Regulatory Authorities do not issue receipts on the same day, means the receipt issued by the last of the Regulatory Authorities;

(u) "**Global Certificate**" means a Warrant Certificate that is registered in the name of the Depository, or its nominee, pursuant to section 2.8 for the purpose of being held by or on behalf of the Depository as custodian for Participants;

(v) "**Participant**" means a person recognized by the Depository as a participant in the book entry only securities registration and transfer system administered by the Depository;

(w) "**person**" includes any individual, corporation, partnership, company, association, joint venture, trust, unincorporated association, government or governmental authority;

(x) "**Prospectus**" means the final prospectus of the Company to be filed with each of the Regulatory Authorities to qualify the distribution of the Common Shares and Warrants upon exercise or deemed exercise of the Special Warrants;

(y) "**Qualification Date**" means, in respect of the Qualifying Jurisdiction in which any Warrantholder resides, the date on which the Regulatory Authority therein issues a final receipt for the Prospectus;

(z) "**Qualifying Jurisdiction**" means each of the provinces of Canada in which purchasers of Special Warrants are resident;

(aa) "**Regulation S**" means Regulation S promulgated under the U.S. Securities Act;

(bb) "**Regulatory Authorities**" means the securities commission or similar securities regulatory authority in each of the Qualifying Jurisdictions;

(cc) "**shareholder**" means an owner of record of one or more Common Shares or shares of any other class or series of the Company;

(dd) "**Special Warrant Indenture**" means the special warrant indenture between the Company, Griffiths McBurney & Partners, BMO Nesbitt Burns Inc. and Pacific Corporate Trust Company (as trustee and as escrow agent) dated as of May 29, 2003;

(ee) "**Special Warrants**" means the special warrants of the Company issued pursuant to the Special Warrant Indenture, entitling the holders thereof to acquire, upon the exercise or deemed exercise of such special warrants, Common Shares and Warrants;

(ff) "**subsidiary of the Company**" means any corporation of which more than 50% of the votes attached to the outstanding voting shares are owned by or for the Company or for any corporation in like relation to the Company and includes any corporation in like relation to a subsidiary;

(gg) "**this Warrant Indenture**", "**this Indenture**", "**herein**", "**hereby**" and similar expressions mean or refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "**Article**", "**section**" or "**subsection**" followed by a number or letter mean and refer to the specified Article, section or subsection of this Indenture;

(hh) "**Time of Expiry**" means 4:00 p.m. (Vancouver time) on May 29, 2008;

(ii) "**trading day**" with respect to a stock exchange means a day on which the stock exchange is open for business;

(jj) "**Transfer Agent**" means the registrar and transfer agent for the Common Shares or the Warrants, as the context requires;

(kk) "**Trustee**" means Pacific Corporate Trust Company or its successor or successors for the time being as trustee hereunder, at its principal office in the City of Vancouver, British Columbia;

(ll) "**TSX**" means the Toronto Stock Exchange;

(mm) "**United States**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(nn) "**U.S. Person**" has the meaning ascribed thereto in Rule 902(k) of Regulation S under the U.S. Securities Act;

(oo) "**U.S. Securities Act**" means the United States *Securities Act* of 1933, as amended;

(pp) "**Warrant Certificate**" means a certificate in substantially the form attached as Schedule "A" hereto, or such other form as may be approved under subsection 2.1(1), evidencing Warrants;

(qq) "**Warrantholders**" or "**holders**" means the registered holders of Warrants for the time being;

(rr) "**Warrantholders' Request**" means an instrument signed in one or more counterparts by Warrantholders entitled to purchase in the aggregate not less than 20% of the aggregate number of Common Shares that could be acquired pursuant to the exercise of all the Warrants then outstanding requesting the Trustee to take some action or proceeding specified therein;

(ss) "**Warrants**" means the common share purchase warrants authorized to be created by the Company under subsection 2.1(1), and issued and certified under this Indenture entitling the holders to acquire Common Shares and for the time being outstanding and includes warrants evidenced by Warrant Certificates; and

(tt) "**written order of the Company**" "**written request of the Company**" "**written consent of the Company**" and "**certificate of the Company**" mean respectively a written order, request, consent and certificate signed in the name of the Company by any one or more of the President, Secretary and any Director of the Company and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by the Company is a document signed on behalf of the Company by any one or more of such officers.

1.2 MEANING OF "OUTSTANDING" FOR CERTAIN PURPOSES

Every Warrant Certificate countersigned and delivered by the Trustee hereunder shall be deemed to be outstanding until it has been surrendered to the Trustee pursuant to this Indenture, provided however that:

(a) a Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged part of the Warrants,

(b) where a Warrant Certificate has been issued in substitution for a Warrant Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Warrants outstanding; and

(c) for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or beneficially by the Company or any subsidiary of the Company shall be disregarded, except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any vote, consent, request or other instrument or other action, only the Warrants of which the Trustee has notice that they are so owned shall be so disregarded; and

(ii) Warrants so owned that have been pledged in good faith other than to the Company or any subsidiary of the Company shall not be so disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee's right to vote the Warrants in its discretion free from the control of the Company or any subsidiary of the Company pursuant to the terms of the pledge.

1.3 GENDER AND NUMBER

Words importing gender and number shall be read with such changes as the context may require.

1.4 INTERPRETATION NOT AFFECTED BY HEADINGS

The division of this Indenture into Articles, sections, subsections and paragraphs; the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5 DAY NOT A BUSINESS DAY

In the event that any day on which the Warrants expire or on or before which any action is required to be taken hereunder is not a Business Day, then the Warrants shall expire on or the action shall be required to be taken on or before the next succeeding day that is a Business Day.

1.6 TIME OF THE ESSENCE

Time shall be of the essence of this Indenture, the Warrants and the Warrant Certificates.

1.7 APPLICABLE LAW

This Indenture, the Warrants and the Warrant Certificates shall be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein.

1.8 LANGUAGE CLAUSE

The parties hereto have required that this Indenture and all documents and notices related thereto or resulting therefrom be drawn up in English.

1.9 STATUTORY REFERENCES

References in this Indenture to any statute will be deemed to be a reference to that statute including any regulations made under that statute, as amended, re-enacted or replaced from time to time.

1.10 CURRENCY

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.11 SCHEDULES

Schedules "A" and "B" to this Indenture are incorporated into this Indenture by reference.

ARTICLE 2
ISSUE OF WARRANTS

2.1 ISSUE OF WARRANTS

(1) The Company hereby creates and authorizes the issuance by the Trustee on behalf of the Company of Warrants, with the aggregate number of Warrants to be issued not to exceed 463,645,943 Warrants (or 46,364,594 Warrants if the Company effects the Consolidation prior to the issuance of the Warrants), and entitling the holders thereof to acquire from the Company on exercise thereof, subject to the conditions in Article 4 and adjustment to the Common Shares as provided in Article 5, up to an aggregate of 463,645,943 Common Shares (or 46,364,594 Common Shares if the Company effects the Consolidation prior to the issuance of the Warrants) at the Exercise Price, subject to adjustment as provided for in Article 5. Such Warrants shall be issued pursuant to and in accordance with the terms of this Indenture.

(2) Certificates for Warrants issued pursuant to subsection 2.1(1) shall be executed by the Company and certified by or on behalf of the Trustee and delivered by the Company in accordance with section 2.3.

2.2 TERMS OF WARRANTS

(1) Subject to the provisions of Articles 4 and 5, each of the Warrants issued hereunder shall entitle the holder thereof to acquire from the Company upon payment of the Exercise Price, at any time prior to the Time of Expiry, the number of Common Shares equal to the Exchange Number in effect on the Exercise Date.

(2) Fractional Warrants shall not be issued or otherwise provided for.

(3) The Warrants shall rank *pari passu*, whatever may be the actual date of issue thereof.

(4) The Warrants and any rights thereunder shall expire in accordance with the provisions of section 4.4.

2.3 WARRANT CERTIFICATES

(1) Subject to section 2.8, the Warrant Certificates to be issued to evidence the Warrants authorized for issuance pursuant to section 2.1 shall be issuable in registered form only, shall be in the English language and shall be substantially in the form set out in Schedule "A". All Warrant Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as the Company may, with the approval of the Trustee, prescribe, and will be issuable in any denomination excluding fractions. Irrespective of any adjustments pursuant to Article 5, Warrant Certificates shall continue to be in the form set out in Schedule "A" and shall continue to express the number of Common Shares that may be acquired upon the exercise of the Warrants evidenced thereby prior to any such adjustment. Notwithstanding the foregoing, in the

event that the Warrants are listed for trading on a stock exchange, the form of certificate representing the Warrants shall be amended by the Company to the extent necessary to comply with the requirements applicable to forms of certificates representing securities issued on such exchange, provided that such amendment does not, in the opinion of the Trustee, prejudice the rights of Warrantholders. In such event, Warrantholders may exchange the certificates representing their Warrants for such replacement certificates.

(2) Warrant Certificates evidencing the Warrants will be certified by or on behalf of the Trustee on written direction of the Company.

(3) The Trustee understands and acknowledges that the certificates representing Warrants and Common Shares issuable upon exercise of the Warrants and all certificates issued in exchange therefor or in substitution thereof prior to four months plus a day after the date of issuance of the related Special Warrants shall bear the following legends:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [FOUR MONTHS AND A DAY FROM THE DATE OF ISSUANCE OF THE RELATED SPECIAL WARRANTS].
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.";

provided that no such legends shall be placed on any such certificate issued to any holder on or after the Qualification Date for such holder's Qualifying Jurisdiction, provided such Qualification Date occurs on or before the Exercise Date for such holder's Warrants to which any such certificate relates.

(4) The Trustee further understands and acknowledges that the Warrants and the Common Shares issuable upon exercise of the Warrants have not been registered under the U.S. Securities Act and that the Company has no current intention to effect such registration. Each Warrant Certificate originally issued to or for the account or benefit of a U.S. Person or a person in the United States, and each Warrant Certificate issued in exchange therefor or in substitution thereof, and all certificates representing Common Shares issuable upon exercise of such Warrants and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend, in addition to the legend set forth in subsection 2.3(3), until such time as the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B)

OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF AN OFFER, SALE OR TRANSFER IN ACCORDANCE WITH (C) OR (D), SELLER FURNISHES TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that, if the Warrants are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act at a time when the Company is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act, the legend may be removed by providing a declaration to the Trustee to the effect set forth in Schedule "B" to this Indenture (or as the Company may prescribe from time to time) and provided further, that, if any such Warrants or Common Shares are being sold within the United States in accordance with the exemption from registration under the U.S. Securities Act provided by Rules 144 or 144A thereunder, the legend may be removed by delivery to the Transfer Agent and the Company of an opinion of counsel of recognized standing satisfactory to the Company, acting reasonably, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(5) If a Warrant Certificate bearing the legends set forth in subsection 2.3(3) hereof is tendered for transfer before the earlier of the date set out in such legend and the Qualification Date for the Qualifying Jurisdiction of the holder thereof and such Warrantholder has not obtained the prior written consent of the Company, the Trustee shall not register such transfer unless the holder thereof provides to the Trustee a declaration or legal opinion acceptable to the Company, confirming in reasonable detail that such transfer is permitted under applicable securities laws.

(6) If a Warrant Certificate tendered for transfer does not bear the legends set forth in subsection 2.3(3) hereof, the Trustee shall not register such transfer if it has reason to believe that the transferee is a U.S. Person, is in the United States or is acquiring the Warrants evidenced thereby for the account or benefit of a U.S. Person or a person in the United States.

(7) If, at the time of issue of any of the Warrants, there are restrictions on resale under applicable securities legislation on such Warrants, the Company may, on the advice of counsel, endorse the Warrant Certificates with respect to those restrictions.

2.4 SIGNING OF WARRANT CERTIFICATES

The Warrant Certificates shall be signed by the President, Secretary or any Director of the Company, or any other person who has been authorized to sign the Warrant Certificates on the Company's behalf and has established such authorization to the reasonable satisfaction of the Trustee. The signature of such signing officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signature shall be binding upon the Company, as if they had been manually signed by such signing officer. Notwithstanding that any individual whose manual or facsimile signature appears on any Warrant Certificate as a signing officer may no longer hold office or a directorship, as applicable, at the date of issue of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.5, be valid and binding upon the Company and the holder thereof shall be entitled to the benefits of this Indenture.

2.5 CERTIFICATION BY THE TRUSTEE

(1) No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee substantially in the form approved by the Company and the Trustee and the certification by the Trustee upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(2) The certification of the Trustee on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Warrant Certificates (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof, except as otherwise specified herein.

2.6 WARRANTHOLDER NOT A SHAREHOLDER

Nothing in this Indenture or in the holding of a Warrant itself evidenced by a Warrant Certificate, or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company, or the right to receive dividends and other distributions except as may be provided herein or in the Warrant Certificate.

2.7 ISSUE IN SUBSTITUTION FOR LOST WARRANT CERTIFICATE

(1) In case any of the Warrant Certificates shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law and to subsection 2.7(2), shall issue and thereupon the Trustee shall certify and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender of and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in

substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Trustee and shall be entitled to the benefits hereof and rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this section 2.7 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Trustee evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen satisfactory to the Company and to the Trustee in their sole discretion, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to the Company and the Trustee in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of the Company and the Trustee in connection therewith.

2.8 ISSUE OF GLOBAL CERTIFICATES

(1) The Company may, at its sole option, specify, in a written order of the Company delivered to the Trustee, that some or all of the Warrants (other than Warrants issued to or for the account or benefit of a U.S. Person or person in the United States) are to be represented by one or more Global Certificates registered in the name of the Depository or its nominee, and in such event the Company shall execute and the Trustee shall certify and deliver one or more Global Certificates that shall:

(i) represent the aggregate number of outstanding Warrants to be represented by such Global Certificate(s);

(ii) be delivered by the Trustee to the Depository or pursuant to the Depository's instructions; and

(iii) bear a legend substantially to the following effect:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO THE COMPANY OR THE TRUSTEE, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS SUBJECT TO A MASTER LETTER OF REPRESENTATION OF THE COMPANY TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME."

(2) Transfers of beneficial ownership in any Warrant represented by a Global Certificate will be effected only (i) with respect to the interest of a Participant, through records maintained by the Depository or its nominee for such Global Certificate, and (ii) with respect to the interest of any person other than a Participant, through records

maintained by Participants. Beneficial Owners who are not Participants but who desire to sell or otherwise transfer ownership of or any other interest in Warrants represented by such Global Certificate may do so only through a Participant.

(3) Notwithstanding subsection 2.8(2), no Warrant represented by a Global Certificate may be transferred or exercised at any time prior to the delivery of the Release Certificate (as defined in the Special Warrant Indenture) to the Trustee in accordance with the Special Warrant Indenture unless, prior to such transfer or exercise, the holder of such Warrant shall have (i) caused such Warrant to be represented by a definitive fully registered Warrant Certificate instead of such Global Certificate and (ii) taken all other action necessary to transfer or exercise such Warrant, as the case may be, in accordance with this Indenture.

(4) The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Owners and must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(5) Subject to subsections 2.8(6) and (7), neither the Company nor the Trustee shall be under any obligation to deliver to any Participant or Beneficial Owner, nor shall any Participant or Beneficial Owner have any right to require the delivery of, a certificate or other instrument evidencing any interest in Warrants.

(6) If any Warrant is represented by a Global Certificate and any of the following events occurs:

(a) the Depository or the Company has notified the Trustee that (1) the Depository is unwilling or unable to continue as Depository or (2) the Depository ceases to be a clearing agency in good standing under applicable laws and, in either case, the Company is unable to locate a qualified successor Depository within 90 days of delivery of such notice;

(b) the Company has determined, in its sole discretion, with the consent of the Trustee, to terminate the book entry only system in respect of such Global Certificate and has communicated such determination to the Trustee in writing;

(c) the Company or the Depository is required by applicable law to take the action contemplated in this subsection 2.8(6); or

(d) the book entry only system administered by the Depository ceases to exist;

then one or more definitive fully registered Warrant Certificates shall be executed by the Company and certified and delivered by the Trustee to the Depository in exchange for the Global Certificate(s) held by the Depository.

(7) Fully registered Warrant Certificates issued and exchanged pursuant to subsection 2.8(6) shall be registered in such names and in such denominations as the Depository shall instruct the Trustee, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of Warrants

represented by the Global Certificate(s) so exchanged. Upon exchange of a Global Certificate for one or more Warrant Certificates in definitive form, such Global Certificate shall be cancelled by the Trustee.

(8) Notwithstanding anything herein or in the terms of the Warrant Certificates to the contrary, neither the Company nor the Trustee nor any agent thereof shall have any responsibility or liability for (i) the records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any Global Certificate (other than the applicable Depository or its nominee), (ii) for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest, or (iii) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

2.9 TRANSFER OF WARRANTS REPRESENTED BY GLOBAL CERTIFICATES

The provisions of section 3.4 with respect to the transfer of Warrants are subject to the provisions of section 2.8.

ARTICLE 3
EXCHANGE, OWNERSHIP AND TRANSFER OF WARRANTS

3.1 EXCHANGE OF WARRANTS

(1) One or more Warrant Certificates representing Warrants to acquire a certain number of Common Shares as determined in accordance with the provisions of this Indenture may, upon compliance with the reasonable requirements of the Trustee, be exchanged for one or more Warrant Certificates representing Warrants issued by the Company, entitling the holder thereof to acquire an equal aggregate number of Common Shares.

(2) Warrants may be exchanged only at the principal transfer office of the Trustee in the City of Vancouver, British Columbia or at any other place that is designated by the Company. Any Warrants tendered for exchange shall be surrendered to the Trustee or to its agent and cancelled. The Company shall sign all Warrant Certificates necessary to carry out exchanges as hereinbefore provided and those Warrant Certificates shall be certified by or on behalf of the Trustee.

3.2 CHARGES FOR EXCHANGE

For each Warrant exchanged, the Trustee shall, except as otherwise herein provided, if required by the Company, charge a reasonable sum for each new Warrant Certificate issued. The party requesting the exchange, as a condition precedent thereto, shall pay such charges and shall pay or reimburse the Trustee or the Company for all exigible transfer taxes or governmental or other similar transfer charges required to be paid in connection therewith. Notwithstanding the foregoing, in the event that the Warrants are listed for trading on a stock exchange and the form of certificate representing the Warrants is amended as contemplated by subsection 2.3(1), the

exchange of outstanding Warrant Certificates for replacement Warrant Certificates in such amended form shall be without charge to the Warrantholder.

3.3 OWNERSHIP OF WARRANTS

The Company and the Trustee and their respective agents may deem and treat the holder of any Warrant as the absolute owner of that Warrant for all purposes, and the Company and the Trustee and their respective agents shall not be affected by any notice or knowledge to the contrary except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction. The holder of any Warrant shall be entitled to the rights evidenced by that Warrant free from all equities or rights of set-off or counterclaim between the Company, and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Common Shares or monies obtainable pursuant thereto shall be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee shall be bound to inquire into the title of any holder.

3.4 REGISTRATION AND TRANSFER OF WARRANTS

(1) The Company hereby appoints the Trustee as registrar of the Warrants. The Company may hereafter, with the consent of the Trustee, appoint one or more other additional registrars of the Warrants.

(2) The Company shall cause a register to be kept by the Trustee at its principal transfer office in the City of Vancouver, British Columbia and in such other place or places and by such other agent as the Company with the approval of the Trustee may designate, in which shall be entered the names and addresses of the holders of Warrants and other particulars of the Warrants held by them respectively and of all transfers of Warrants. Warrants bearing the legends set out in subsection 2.3(3) may not be transferred unless the conditions set out in such legends are met to the satisfaction of the Company. Warrants bearing the legend set out in subsection 2.3(4) may not be transferred unless the conditions set out in such legend are met to the satisfaction of the Company. No transfer of Warrants shall be valid unless made pursuant to the transfer form attached to the Warrant Certificates and:

(a) it is made by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the registrar, upon compliance with such requirements as the registrar may prescribe; and

(b) the Company and the Trustee shall have received satisfactory written representations of the transferor and transferee together with such other evidence (if any) as the Company shall reasonably require to assure that the transfer complies with applicable securities laws and the restrictions on transfer set out herein; and

(c) the transfer shall have been duly entered on one of the appropriate registers by a registrar.

(3) The registers referred to in this section shall at all reasonable times be open for inspection by the Company, by the Trustee and by any Warrantholder.

(4) The holder of a Warrant may at any time and from time to time have the Warrant transferred at any of the places at which a register of transfers is kept pursuant to the provisions of this section 3.4 in accordance with such reasonable regulations as the registrar may prescribe.

(5) Except as required by law, neither the Trustee nor any other registrar nor the Company shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant and may transfer any Warrant on the written direction of the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(6) Except in the case of the registers required to be kept at the City of Vancouver, British Columbia, the Company by agreement shall have the power to close any branch register at any time. In the event that the register in any place is closed, notice of the closing shall be given, in the manner provided in section 13.2, to the Warrantholders.

(7) The registrar shall, when requested to do so by the Company, furnish the Company with a list of names and addresses of the Warrantholders showing the number of Warrants held by each Warrantholder.

(8) Any Warrant Certificate issued to a transferee in a transfer contemplated by this section 3.4 shall bear the appropriate legend(s) as set forth in subsections 2.3(3) and (4).

ARTICLE 4
EXERCISE OF WARRANTS

4.1 METHOD OF EXERCISE OF WARRANTS

(1) Subject to subsection 4.1(2), the holder of any Warrant may, at any time prior to the Time of Expiry, exercise the right thereby conferred on him to acquire Common Shares by:

(a) surrendering to the Trustee at its principal transfer office in the City of Vancouver, British Columbia, or at any other place or places that may be designated by the Company with the approval of the Trustee, a certificate or certificates representing one Warrant for each Common Share to be acquired, or, if the Exchange Number has been adjusted as provided for in Article 5, that number of Warrants, which, when multiplied by the Exchange Number, equals the number of Common Shares to be acquired;

(b) delivering to the Trustee a certified cheque, recognized bank draft or money order in lawful money of Canada payable to or to the order of the Company for the Exercise Price for the number of Common Shares to be acquired; and

(c) delivering to the Trustee a duly completed and executed exercise form as attached to the Warrant Certificates, together with, if required by the Company pursuant to subsection 4.1(2), the opinion of counsel described therein, and the

Warrants shall only be deemed to have been surrendered upon personal delivery thereof to, or if sent by mail or other means of transmission upon actual receipt thereof by, the Trustee at one of the offices specified in this subsection.

(2) The Common Shares issuable upon exercise of the Warrants have not been registered under the U.S. Securities Act or the securities laws of any state. The Warrants may not be exercised in the United States or by or for the account or benefit of, or for resale to, a U.S. person or a person in the United States, nor shall certificates for Common Shares be registered at or delivered to an address in the United States unless the Common Shares are registered under the U.S. Securities Act and all applicable state securities laws or exemptions from registration are available, and, if required by the terms of the exercise form as completed by the holder, an opinion of counsel to such effect, addressed to the Company and the Trustee and satisfactory to the Company, is delivered in connection with the exercise.

(3) Any exercise form referred to in subsection 4.1(1) shall be signed by the Warrantholder or his executors or administrators or other legal representatives or an attorney of the Warrantholder duly appointed by an instrument in writing satisfactory to the Trustee. The exercise form included in the Warrant Certificate shall be completed to specify the number of Common Shares to be acquired, the person or persons in whose name or names the Common Shares are to be issued, his or their address or addresses and the number of Common Shares to be issued to each person if more than one is so specified. If any of the Common Shares to be acquired are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall, if applicable, pay to the Trustee or to its agent all exigible transfer taxes or governmental or other charges required to be paid in respect of the transfer of the Warrants or Common Shares.

(4) Unless the Exercise Date in respect of any Warrantholder occurs on or after the expiry of the earlier of (a) the Qualification Date for such holder's Qualifying Jurisdiction and (b) four months and a day after the date of issuance of the Special Warrants that were exercised into such Warrantholder's Warrants, all certificates representing any Common Shares issued upon exercise of Warrants by such holder will bear the legend in subsection 2.3(3), and all certificates representing any Common Shares issued upon exercise of Warrants by or on behalf of a U.S. Person or a person in the United States shall bear the legend set out in subsection 2.3(4).

(5) If, at the time of exercise of the Warrants, there remain additional restrictions on resale under applicable securities legislation on the Common Shares acquired, the Company may, on the advice of counsel, endorse the certificates representing the Common Shares with respect to those restrictions, if applicable at the time of issuance.

4.2 EFFECT OF EXERCISE OF WARRANTS

(1) Upon exercise of the Warrants and compliance by the holder with section 4.1 and subject to section 4.3, the holder of the Warrants shall be entitled to receive from the Company the number of Common Shares that is equal to the number of Warrants surrendered multiplied by the Exchange Number in effect at the date of the surrender and the Company shall cause the holder thereof to be entered forthwith on its register of shareholders as the holder of the Common Shares.

(2) Upon the due exercise of the Warrants as hereinbefore provided, the Company shall, without charge therefor except as provided in subsection 4.1(3), forthwith cause to be mailed to the person or persons in whose name or names the Common Shares so acquired are to be issued as specified by the holder of Warrants in the exercise form on the Warrant Certificate at his or their respective address or addresses specified in the exercise form or, if specified in the exercise form, cause to be delivered to the person or persons at the office where the Warrants were surrendered, a certificate or certificates for the appropriate number of Common Shares that the Warrantholder is entitled to and has elected to acquire pursuant to the Warrants surrendered.

4.3 NO FRACTIONAL COMMON SHARES

Under no circumstances shall the Company be obliged to issue any fractional Common Shares upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, then such holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares. If such right is not so exercised, the Company shall be under no obligation to pay to the Holder any compensation for any such fraction of a Common Share.

4.4 EXPIRATION OF WARRANTS

After the Time of Expiry, all rights under any Warrant in respect of which the right of subscription herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and any such Warrant shall be void and of no effect.

4.5 ACCOUNTING AND RECORDING

The Trustee shall promptly notify the Company with respect to Warrants exercised. The Trustee shall record the particulars of the Warrants exercised which shall include the name or names and addresses of the persons who become holders of Common Shares on exercise. Within three (3) Business Days of each Exercise Date, the Trustee shall provide those particulars in writing to the Company.

ARTICLE 5
ADJUSTMENT OF EXCHANGE NUMBER

5.1 ADJUSTMENT OF NUMBER OF COMMON SHARES AND EXERCISE PRICE

The acquisition rights in effect at any date attaching to the Warrants shall be subject to adjustment from time to time as follows:

(1) If, at any time prior to the Time of Expiry, the Company shall:

(a) subdivide, redivide or change its then the outstanding Common Shares into a greater number of shares;

(b) consolidate, reduce or combine its then outstanding Common Shares into a lesser number of shares (other than pursuant to the Consolidation); or

(c) issue Common Shares or Convertible Securities to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course);

(any such event being herein called a "**Common Share Reorganization**"), then the Exercise Price shall be adjusted, effective immediately after the effective date or record date at which holders of Common Shares are determined for the purposes of the Common Share Reorganization, by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction of which:

(a) the numerator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization; and

(b) the denominator shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date.

(2) (a) If, at any time prior to the Time of Expiry, the Company shall fix a record date for the issue to the holders of all or substantially all of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 90 days after the record date for such issue (which period is herein called the "**Rights Period**"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or, in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) of less than 95% of the Current Market Price (as defined below) of the Common Shares on such record date (any such event being herein called a "**Rights Offering**"), the Exercise Price shall be adjusted, effective immediately after the record date, to a price determined by multiplying the Exercise Price in effect on such date by a fraction of which:

(i) the numerator shall be the aggregate of:

(A) the number of Common Shares outstanding on the record date for the Rights Offering; and

(B) the number determined by dividing:

(i) either

(A) the product of the number of Common Shares offered for issue during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered; or

(B) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering are exchangeable or convertible;

as the case may be, by;

(C) the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii) the denominator shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to such Rights Offering (or the number of Common Shares into which the securities so offered may be exchanged or converted).

(b) If by the terms of the rights, options or warrants referred to in this subsection 5.1(2), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 5.1(2), as a result of the fixing by the Company of a record date or the distribution of rights, options or warrants referred to in this subsection 5.1(2), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration.

(3) (a) If, at any time prior to the Time of Expiry, the Company shall issue or distribute to the holders of all or substantially all of the Common Shares:

(i) Common Shares or other securities of the Company including, without limitation, rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or any property or asset of the Company, (other than rights, options or warrants under which shareholders of the Company are entitled during the Rights Period to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or, in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share at the date of issue of such securities to the holder) of not less than 95% of the Current Market Price of the Common Shares on such record date), and including, without limitation, evidences of indebtedness, or

(ii) any property or other assets including, without limitation, cash and securities;

and such issuance or distribution does not constitute a Rights Offering (any such issuance or distribution being herein called a "**Special Distribution**"), then the Exercise Price shall be adjusted, effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution, to a price determined by multiplying the Exercise Price in effect on the record date of the Special Distribution by a fraction of which:

(iii) the numerator shall be the difference between:

(A) the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date; and

(B) the fair value to the holders of Common Shares, as determined by the board of directors of the Company acting reasonably, of the securities, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution; and

(iv) the denominator shall be the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date.

(b) Any Common Shares owned by or held for the account of the Company or any subsidiary shall be deemed not to be outstanding for the purpose of such computation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection 5.1(3) as a result of the fixing by the Company of a record date for the distribution of exchangeable or convertible securities or rights, options or warrants referred to in this subsection 5.1(3), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect if the fair market value had been determined on the basis of the number of securities issued and remaining issuable immediately after such expiration.

(4) If, at any time prior to the Time of Expiry, there occurs:

(a) a reclassification or redesignation of the Common Shares or any other Capital Reorganization; or

(b) a consolidation, merger or amalgamation of the Company with or into any other Company which results in the cancellation, reclassification or redesignation of the Common Shares or a change , exchange or conversion of the Common Shares into other shares or securities or the transfer of all or substantially all of the assets of the Company to another Company or entity or the Company being controlled (within the meaning of the *Income Tax Act* (Canada)) by another Company or entity;

(any such event being herein called a "**Capital Reorganization**"), then, immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Warrantholder who exercises its right to acquire Warrants shall be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Common Shares to which it was theretofore entitled upon exercise of the Warrants the kind and aggregate number of shares or other securities or property of the Company or of the Company or other entity resulting from such Capital Reorganization or any other Company that a Warrantholder would have been entitled to be issued and receive upon such Capital Reorganization if, immediately prior to the effective time thereof, it had been the registered holder of the number of Common Shares to which it was theretofore entitled upon exercise of the Warrant.

(5) If necessary as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this section with respect to the rights and interest thereafter of the Warrantholders to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter issuable and deliverable upon the exercise of the Warrant. Any such adjustment shall be made by and set forth in an agreement supplemental hereto approved by the board of directors of the Company and by the Warrantholders.

(6) The Company will not complete or facilitate a Capital Reorganization if the effect of such transaction is that:

(a) all or substantially all of the assets of the Company become the property of, or are under the control of, or the Company is controlled (within the meaning of the *Income Tax Act* (Canada) by another person (an "**Acquiring Person**"); and

(b) holders of Common Shares receive any other security in replacement of, or in addition to, or in consideration for their Common Shares;

unless, at or prior to the effective time of such Capital Reorganization, the Acquiring Person agrees to be bound by the terms of this Indenture by executing and delivering such supplemental indenture, warrant or other document as may be satisfactory to the Company, acting reasonably.

5.2 ENTITLEMENT TO SHARES AND OTHER SECURITIES ON EXERCISE OF WARRANTS

All shares of any class or other securities which a Warrantholder is at the time in question entitled to receive on the exercise of its Warrants, whether or not as a result of adjustments made pursuant to this Article 5, shall, for the purposes of the interpretation of this Indenture, be deemed to be shares or other securities which such Warrantholder is entitled to acquire pursuant to such Warrants.

5.3 NO ADJUSTMENT FOR STOCK OPTIONS, ETC.

Notwithstanding anything in this Article 5, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares, is being made pursuant to this

Indenture or pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Company, or being made to satisfy existing instruments issued and outstanding as of the date of this Indenture.

5.4 DETERMINATION BY COMPANY'S AUDITORS

In the event of any question arising with respect to the adjustments provided for in this Article 5, such question shall be conclusively determined by the Company's Auditors or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the Directors, and they shall have access to all necessary records of the Company, and such determination shall, absent manifest error, be binding upon the Company, the Trustee, all Warrantholders and all other persons interested therein.

5.5 PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Company has sufficient authorized capital and that the Company may validly and legally issue as fully-paid and non-assessable all the shares, warrants and other securities which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

5.6 ACTION REQUIRING ADJUSTMENT

In case the Company, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Article 5 which, in the opinion of the Directors or the Trustee would materially affect the rights of the Warrantholders and/or the acquisition rights of the Warrantholders, then that number of Common Shares which are to be received upon the exercise of the Warrants and the Exercise Price shall be adjusted in such manner, if any, and at such time, by action of the Directors, in their discretion as they may reasonably determine to be equitable to the Warrantholders in such circumstances, subject to the prior consent of the TSX or any other exchange on which the Company's securities are then listed.

5.7 CERTIFICATE OF ADJUSTMENT

The Company shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 5, deliver a certificate of the Company to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The Company shall give notice to the Warrantholders of any adjustment in the manner provided for in section 13.2.

5.8 NOTICE OF SPECIAL MATTERS

The Company covenants with the Trustee that, so long as any Warrant remains outstanding, it will send notice to the Trustee and to the Warrantholders in accordance with Article 10 of any intention to fix a record date that is prior to the Time of Expiry for the issuance of rights, options

or warrants to all or substantially all the holders of its outstanding Common Shares. Such notice shall specify the particulars of such event and the record date or the effective date for such event, provided that the Company shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be sent in each case not less than 14 days prior to such applicable record date.

5.9 NO ACTION AFTER NOTICE

The Company covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the Holder of a Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the notices set forth in section 5.8.

5.10 PROTECTION OF TRUSTEE

(1) Except as provided in section 12.10, the Trustee:

(a) shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Article 5, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) shall not be responsible for any failure of the Company to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 5;

(d) shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Company; and

(e) shall be entitled to act and rely on any adjustment calculations by the Company or the Company's Auditors.

5.11 CORRESPONDING CHANGES TO EXCHANGE NUMBER

Any adjustment to the Exercise Price as set forth herein shall also include a corresponding adjustment to the Exchange Number which shall be calculated by multiplying the Exchange Number by a fraction: (i) the numerator of which shall be the Exercise Price immediately prior to the adjustment; and (ii) the denominator of which shall be the Exercise Price immediately after the adjustment.

5.12 ADJUSTMENTS CUMULATIVE

The adjustments provided for in this Article 5 shall be cumulative and such adjustments shall be made successively whenever an event referred to herein shall occur.

ARTICLE 6
PURCHASES BY THE COMPANY

6.1 COMPANY MAY PURCHASE

Subject to compliance with securities legislation and approval of applicable regulatory authorities, the Company may from time to time purchase, in the open market or by private contract or otherwise, any of the Warrants from such persons and on such terms as the Company and the sellers of such Warrants may agree.

ARTICLE 7
COVENANTS OF THE COMPANY

7.1 ISSUANCE OF WARRANTS

The Warrants, when issued and countersigned as herein provided, shall be valid and enforceable against the Company and, subject to the provisions of this Indenture, the Company shall cause the Warrants and the certificates representing such Warrants to be duly issued. At all times prior to the Time of Expiry, while any of the Warrants are outstanding, the Company shall reserve and there shall be conditionally allotted but unissued out of its authorized capital that number of Common Shares sufficient to enable the Company to meet its obligations hereunder. All Common Shares issued pursuant to the exercise of the Warrants shall be issued as fully paid and non-assessable.

7.2 NO AMENDMENT TO COMMON SHARES

So long as any Warrants are outstanding, the Company will not amend the attributes of the Common Shares unless consented to by the Warrantholders by extraordinary resolution.

7.3 PROSPECTUS CLEARANCE

The Company shall use its commercially reasonable best efforts to file the Prospectus and obtain the Final Receipt therefor within 90 days after the date of this Indenture. Upon issuance of the Final Receipt, the Company shall give notice thereof to the Trustee by facsimile or courier to the address of the Trustee set out in Article 13, which notice shall be accompanied by a copy of the Final Receipt.

7.4 TO MAINTAIN CORPORATE EXISTENCE

The Company shall maintain its corporate existence, will carry on and conduct business in a prudent manner in accordance with industry standards and good business practice and keep or cause to be kept proper books of account in accordance with applicable law for a period of not less than twelve (12) months after the Time of Expiry.

7.5 TO MAINTAIN LISTING

The Company will use its commercially reasonable best efforts to ensure that all Common Shares outstanding or issuable from time to time continue to be listed or are listed and posted for trading on the TSX for a period of not less than twelve (12) months after the Time of Expiry. The Company will also use its commercially reasonable best efforts to obtain a listing for the Warrants on the TSX and to maintain any such listing until the Time of Expiry.

7.6 TO PAY TRUSTEE REMUNERATION AND EXPENSES

The Company covenants that it will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expenses, disbursement or advance as may arise out of or result from the Trustee's negligence, wilful misconduct or bad faith. The Trustee shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees.

7.7 FINANCIAL STATEMENTS

The Company will furnish to the Trustee within 140 days (or such longer period as the Trustee in its discretion may consent to) after the end of its fiscal year a copy of the consolidated financial statements and of the report of the Company's Auditors thereon, and upon the written request of the Trustee, such other statements and reports as are furnished to the shareholders of the Company. The Company will provide or cause to be provided to each Warrantholder copies of all financial statements sent to registered shareholders from the date hereof and while any Warrants remain outstanding.

7.8 TO PERFORM COVENANTS

The Company will perform and carry out all of the acts or things to be done by it as provided in this Indenture. The Company will promptly advise the Trustee in writing of any default under the terms of this Indenture.

7.9 TRUSTEE MAY PERFORM COVENANTS

If the Company shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it but, subject to Article 12, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Trustee in so doing shall be repayable as provided in section 7.6. No such performance, expenditure or advance by the Trustee shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

7.10 CERTIFICATES OF NO DEFAULT

At any time if requested by the Trustee, the Company will deliver to the Trustee an Officers' Certificate stating that the Company has complied with all covenants, conditions or other requirements contained in this Indenture or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance.

7.11 REPORTING ISSUER STATUS

The Company shall maintain its "reporting issuer" or equivalent status in each of the Qualifying Jurisdictions not in default of the requirements of applicable securities laws for a period of not less than six (6) years after the date hereof, subject to completion of the Acquisition.

ARTICLE 8
ENFORCEMENT

8.1 SUITS BY WARRANTHOLDERS

Subject to section 9.11, all or any of the rights conferred upon a Warrantholder by the terms of the Warrant Certificate or this Indenture may be enforced by the holder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Trustee to proceed in its own name to enforce each and all the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding. The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably consider necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

8.2 IMMUNITY OF SHAREHOLDERS

The Trustee, and by their acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, Director, officer, employee or agent of the Company, for the issue of Common Shares pursuant to any Warrants or relating to any covenant, agreement, representation or warranty by the Company contained herein or in the Warrant Certificates.

8.3 LIMITATION OF LIABILITY

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future Directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company (or any successor Company) shall be bound in respect thereof.

ARTICLE 9
MEETINGS OF WARRANTHOLDERS

9.1 RIGHT TO CONVENE MEETING

The Trustee may at any time and from time to time and shall on receipt of a written request of the Company or of a Warrantholders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing the Warrantholders' Request against the cost that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders. In the event of the Trustee failing, within 15 days after receipt of the written request of the Company or Warrantholders' Request and indemnity given as hereinbefore provided, to give notice convening a meeting, the Company or the Warrantholders, as the case may be, may convene the meeting. Every meeting shall be held in the City of Vancouver, British Columbia, or at such other place as may be approved or determined by the Trustee.

9.2 NOTICE OF MEETINGS

At least 21 days' notice of any meeting shall be given to the Warrantholders in the manner provided in section 13.2 and a copy of the notice shall be sent to the Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9.

9.3 CHAIRMAN

An individual (who need not be a Warrant holder) designated in writing by the Trustee shall be chairman of the meeting and if no individual is so nominated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chairman.

9.4 QUORUM

Subject to the provisions of section 9.12, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to acquire at least 20% of the aggregate number of Common Shares that could be acquired pursuant to all the then outstanding Warrants. If a quorum of the Warrantholders shall not be present within half an hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved, but (subject to section 9.12), in any other case the meeting shall be adjourned to the same day in the next week (unless that day is a non-Business Day, in which event the meeting shall be reconvened on the next day that is a Business Day) at the same time and place and no notice need be given. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 20% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants.

9.5 POWER TO ADJOURN

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6 SHOW OF HANDS

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7 POLL

On every extraordinary resolution, and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Warrantholders acting in person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than an extraordinary resolution shall be decided by a majority of the votes cast on a poll.

9.8 VOTING

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held by him. A proxy need not be a Warrantholder. In the case of joint holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Warrants of which they are joint holders. The chairman of the meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of any Warrants held or represented by him, but shall not have a second or casting vote.

9.9 REGULATIONS

(1) Subject to the provisions of this Indenture, the Trustee, or the Company with the approval of the Trustee, may from time to time make or vary or restate such regulations as it shall from time to time think fit:

(a) for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Trustee stating that the Warrants specified therein have been deposited with the depository by a named person and will remain on deposit until after the meeting, which voting certificates shall entitle the persons named therein to be present and vote at the meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at that meeting and at any adjournment thereof in the same manner and with the

same effect as though the persons so named in the voting certificates were the actual holders of the Warrants specified therein;

(b) for the deposit of voting certificates and/or instruments appointing proxies at such place and time as the Trustee, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(c) for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the voting certificates and/or instruments appointing proxies to be sent by mail, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d) for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(e) generally, for the calling of meetings of Warrantholders and the conduct of business thereat.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrants, or as entitled to vote or, subject to section 9.10, be present at the meeting in respect thereof, shall be persons who are the registered holders of Warrants and persons whom holders have by instrument in writing duly appointed as their proxies.

9.10 COMPANY AND TRUSTEE MAY BE REPRESENTED

The Company and the Trustee, by their respective officers or directors, and the counsel to the Company and the Trustee, may attend any meeting of the Warrantholders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote as such unless in their capacities as Warrantholders.

9.11 POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION

Subject to applicable law and the rules and regulations of any stock exchange having jurisdiction, in addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders and/or the Trustee in its capacity as trustee

hereunder or on behalf of the Warrantholders against the Company whether those rights arise under this Indenture or the Warrant Certificates or otherwise;

(b) to direct or authorize the Trustee to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in the extraordinary resolution or to refrain from enforcing any such covenant or right;

(c) to waive, authorize and direct the Trustee to waive any default on the part of the Company in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in the extraordinary resolution;

(d) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

(e) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Warrantholder in connection therewith;

(f) from time to time and at any time to remove the Trustee and appoint a successor trustee; and

(g) to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders.

9.12 MEANING OF "EXTRAORDINARY RESOLUTION"

(1) The expression "extraordinary resolution" when used in this Indenture means, subject as hereinafter provided in this section 9.12 and in sections 9.15 and 9.16, a resolution proposed at a meeting of the Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in person or by proxy Warrantholders entitled to acquire at least 20% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants and passed by the affirmative votes of Warrantholders entitled to acquire not less than 75% of the aggregate number of Common Shares that can be acquired pursuant to all the Warrants represented at the meeting and voted on the poll upon the resolution.

(2) If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders entitled to acquire 20% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy within half an hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved, but, in any other case, it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' notice shall be given of the time and place of the

adjourned meeting in the manner provided in section 12.2. The notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set out the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection 9.12(1)shall be an extraordinary resolution within the meaning of this Indenture, notwithstanding that Warrantholders entitled to acquire 20% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy at the adjourned meeting.

(3) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

9.13 POWERS CUMULATIVE

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

9.14 MINUTES

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Trustee at the expense of the Company and any such minutes, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

9.15 INSTRUMENTS IN WRITING

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by Warrantholders entitled to acquire 75% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by Warrantholders in person or by attorney duly appointed in writing and the expression "extraordinary resolution" when used in this Indenture shall include an instrument so signed.

9.16 BINDING EFFECT OF RESOLUTIONS

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 9 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from the meeting, and every instrument in writing signed by Warrantholders in accordance with section 9.15 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions. In the case of an instrument in writing, the Trustee shall give notice in the manner contemplated in sections 13.1 and 13.2 of the effect of the instrument in writing to all Warrantholders and the Company within three (3) Business Days after receipt by the Trustee of the instrument in writing.

9.17 HOLDINGS BY THE COMPANY OR SUBSIDIARIES OF THE COMPANY DISREGARDED

(1) In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or any subsidiary of the Company or in partnership of which the Company is directly or indirectly a party to shall be disregarded.

(2) For the purposes of disregarding any Warrants owned legally or beneficially by the Company or any subsidiary of the Company or any partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company in subsection 9.17(1), the Company shall provide to the Trustee, from time to time and upon request, a certificate of the Company setting forth as at the date of such certificate:

   (a) the names (other than the name of the Company) of the registered holders of Warrants of which, to the knowledge of the Company, are owned by or held for the account of the Company or any subsidiary of the Company or a partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company; and

   (b) the number of Warrants owned legally and beneficially by the Company or any subsidiary of the Company or a partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company;

   and the Trustee in making the determination in subsection 9.17(1) shall be entitled to rely on such certificate.

ARTICLE 10
SUPPLEMENTAL INDENTURES

10.1 PROVISION FOR SUPPLEMENTAL INDENTURES FOR CERTAIN PURPOSES

(1) From time to time the Company and the Trustee may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers

indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of the Trustee prejudicial to the interest of the Warrantholders as a group;

(b) giving effect to any extraordinary resolution passed as provided in Article 9;

(c) making provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that the provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Warrantholders as a group;

(d) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate that does not affect the substance thereof;

(e) modifying any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if in the opinion of the Trustee the modification or relief impairs any of the rights of the Warrantholders as a group, or of the Trustee, and provided that the Trustee may in its uncontrolled discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative;

(f) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification or any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Trustee the rights of the Trustee and the Warrantholders as a group, are in no way prejudiced thereby;

(g) evidencing any succession or successions of other bodies corporate to the Company and the assumption by any successor of the covenants of the Company contained herein, as provided in Article 11;

(h) providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Trustee; and

(i) setting forth adjustments in the application of Article 2.

(2) For the purposes of section 10.1, the phrase "the Warrantholders as a group" does not include the Company or any of its subsidiaries to the extent that they hold any Warrants.

ARTICLE 11
SUCCESSOR COMPANIES

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another Company (a "successor Company"), the successor Company resulting from the consolidation, amalgamation, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company, and, if requested by the Trustee, the successor Company shall, by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, expressly assume those obligations.

ARTICLE 12
CONCERNING THE TRUSTEE

12.1 TRUST INDENTURE LEGISLATION

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Company and the Trustee agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

12.2 RIGHTS AND DUTIES OF TRUSTEE

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(2) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Warrantholders hereunder shall be conditional on the Warrantholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue the act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as hereinbefore provided.

(3) The Trustee may before commencing action or proceeding, or at any time during the continuance thereof require the Warrantholders at whose instance it is acting to deposit with the Trustee the Warrant Certificates held by them, for which Warrant Certificates the Trustee shall issue receipts.

(4) Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, and of this section 12.2 and section 12.3.

12.3 EVIDENCE, EXPERTS AND ADVISERS

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Trustee may reasonably require by written notice to the Company.

(2) In the exercise of its rights and duties, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence furnished to the Trustee pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Trustee, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained which the Trustee in good faith believes to be genuine.

(3) Whenever Applicable Legislation requires that evidence referred to in subsection 12.3(1) be in the form of a statutory declaration, the Trustee may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the President, Secretary and any Director of the Company.

(4) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other person with similar powers, that the person signing the instrument acknowledged to him the execution thereof, or by an affidavit of a witness to the execution or in any other manner that the Trustee may consider adequate.

(5) The Trustee may, at the expense of the Company, employ or retain such counsel, accountants, engineers, appraisers, or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them.

(6) The Trustee may, at the expense of the Company, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

12.4 SECURITIES, DOCUMENTS AND MONIES HELD BY TRUSTEE

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Schedule I or Schedule II Canadian bank, or deposited for safekeeping with any of those Canadian chartered banks. Unless herein otherwise expressly provided, any monies held

pending the application or withdrawal thereof under any provisions of this Indenture shall be invested in short-term obligations issued or guaranteed by the Government of Canada or any province of Canada and specified by the Company, provided that such monies may be held on deposit as hereinbefore contemplated for any period of no more than 24 hours pending such investment. Subject to the provisions of this Indenture and unless the Company shall be in default hereunder, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Company.

12.5 ACTION BY TRUSTEE TO PROTECT INTERESTS

The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the holders of Warrants.

12.6 TRUSTEE NOT REQUIRED TO GIVE SECURITY

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

12.7 PROTECTION OF TRUSTEE

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) the Trustee shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Warrants (except the representation contained in section 12.9 or in the certificate of the Trustee on the Warrants) or required to verify the same, but all those statements or recitals are and shall be deemed to be made by the Company;

(b) nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration (or filing or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) the Trustee shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any director, officer, employee or agent of the Company;

(e) the Trustee shall not be bound to give any notice or to do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof and the Trustee shall not be required to take notice of any default of the Company hereunder unless and until notified in writing of the default (which notice must specify the nature of the default) and, in the absence of such notice, the Trustee may for all purposes hereunder conclusively assume that no default by the Company

hereunder has occurred. The giving of any notice shall in no way limit the discretion of the Trustee hereunder as to whether any action is required to be taken in respect of any default hereunder;

(f) the Trustee shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Article 5, with respect to the nature or extent of any such adjustment when made or with respect to the method used in making such adjustment;

(g) the Trustee shall not be accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attached to any Warrant; and

(h) the Trustee shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or certificates therefor upon the surrender of any Warrants for the purpose of the exercise of the rights attached to such Warrants or to comply with any of the covenants contained in Article 5.

12.8 REPLACEMENT OF TRUSTEE

(1) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 45 days' notice in writing or such shorter notice as the Company may accept as sufficient. The Warrantholders by extraordinary resolution shall have power at any time to remove the Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Warrantholders. Failing such appointment by the Company, the retiring Trustee or any Warrantholder may apply to a court of competent jurisdiction, at the Company's expense, on such notice as the Justice may direct, for the appointment of a new Trustee. Any new Trustee so appointed by the Company or by the Court shall be subject to removal by the Warrantholders as hereinbefore provided. Any new Trustee appointed under any provision of this section 12.8 shall be a Company authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the Applicable Legislation of any other province, in that other province. On any appointment, the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed (provided, however, there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same of the new Trustee).

(2) Upon the appointment of a new Trustee, the Company shall promptly give notice to the Warrantholders thereof.

(3) Any company into or with which the Trustee may be merged or consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, or any company succeeding to the trust business of the Trustee, shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto provided that the company would be eligible for appointment as a new Trustee under subsection 12.8(1).

(4) Any Warrants certified but not delivered by a predecessor Trustee may be certified by the new or successor Trustee in the name of the predecessor or new or successor Trustee.

12.9 NO CONFLICT OF INTEREST

(1) The Trustee represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it shall, within 20 days after ascertaining that it has a material conflict of interest, either eliminate the same or assign its trust hereunder to a successor trustee approved by the Company. Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificates shall not be affected in any manner whatsoever by reason hereof.

(2) Subject to subsection 12.9(1), the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company, may act as Transfer Agent, may act as Escrow Agent under the Special Warrant Indenture and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company, all without being liable to account for any profit made thereby.

12.10 ACCEPTANCE OF TRUST

The Trustee hereby accepts the trusts in this Indenture declared and provided for, agrees to perform the same upon the terms and conditions herein set out and agrees to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture and for the Company, all as set out herein.

12.11 INDEMNIFICATION

Without limiting any protection or indemnity of the Trustee under any other provision hereof or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or adviser fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the negligence or fraud of the Trustee. This indemnity shall survive the resignation or removal of the Trustee or the termination of this Indenture. The Trustee shall not be under any obligation to prosecute or to defend any action or suit at the instance of the Company which, in the opinion of its Counsel, may subject the Trustee to

expense or liability, unless the Company shall, so often as required, furnish the Trustee with satisfactory indemnity against or funding in respect of such expense or liability.

ARTICLE 13
NOTICES

13.1 NOTICE TO COMPANY AND TRUSTEE

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Trustee shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by facsimile transmission:

if to the Company:

Northern Orion Explorations Ltd.
Suite 250 - 1075 West Georgia Street
Vancouver, BC V6E 3C9

Attention: David Cohen
Fax: (604) 434-1487

with a copy to:

Stikeman Elliott LLP
Barristers & Solicitors
Suite 1700, Park Place
666 Burrard Street
Vancouver, BC V6C 2X8

Attention: Neville McClure
Fax: (604) 681-1825

if to the Trustee:

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, BC V6C 3B8

Attention: Manager, Corporate Trust
Fax: (604) 689-8144

and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery, or, if sent by facsimile transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the day of the mailing of the notice.

(2) The Company or the Trustee, as the case may be, may from time to time notify the other in the manner provided in subsection 13.1(1) of a change of address which, from the effective date of the notice and until changed by like notice, shall be the address of the Company or the Trustee, as the case may be, for all purposes of this Indenture.

13.2 NOTICE TO WARRANTHOLDERS

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to Warrantholders shall be deemed to be validly given if the notice is sent by mail, prepaid, addressed to the holder or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Trustee and if, in the case of joint holders of any Warrants, more than one address appears on the register in respect of that joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address so appearing. No accidental error or omission in giving notice or accidental failure to give notice to any Warrantholder shall invalidate any action or proceeding founded thereon. Any notice so sent shall be deemed to have been received on the next Business Day after the date of delivery to such address or, if mailed, on the fifth Business Day following the date on which it is was mailed. Accidental error or omission in giving notice or accidental failure to give notice to Warrantholders shall not invalidate any action or proceeding founded thereon. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

13.3 MAIL SERVICE INFORMATION

(1) If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Warrantholders, the Trustee or the Company would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(a) in the case of the Trustee or the Company, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with section 13.1 by facsimile or other means of prepaid transmitted or recorded communication; and

(b) in the case of Warrantholders, published once (i) in the Cities of Toronto and Vancouver, such publication to be made in the national edition of The Globe & Mail or in a daily newspaper of general circulation published in such cities; and (ii) in such other place or places and manner, if any, as the Trustee may require.

(2) Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected in all of the cities in which publication is required pursuant to subsection 13.3(1).

ARTICLE 14
GENERAL PROVISIONS

14.1 SATISFACTION AND DISCHARGE OF INDENTURE

Upon the date by which Common Shares shall have been delivered to Warrantholders to the full extent of the rights attached to all Warrants theretofore certified hereunder and the monies to be paid hereunder have been paid, this Indenture shall cease to be of further effect, and on demand of and at the cost and expense of the Company and upon delivery to the Trustee of a

certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Trustee of the fees and other remuneration payable to the Trustee, the parties hereto shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Trustee by the Company hereunder shall remain in full force and effect and survive the termination of this Indenture.

14.2 SOLE BENEFIT OF PARTIES AND WARRANTHOLDERS

Nothing in this Indenture or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

14.3 COUNTERPARTS AND FORMAL DATE

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and the counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated May 29, 2003.

IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.

NORTHERN ORION EXPLORATIONS LTD.

Per: *(signed) "Robert Cross"*

PACIFIC CORPORATE TRUST COMPANY

Per: *(signed) "Yasmin Juma"*

Per: *(signed) "Dianna Reimer"*

SCHEDULE "A"

to the Warrant Indenture between Northern Orion Explorations Ltd. and Pacific Corporate Trust Company dated as of May 29, 2003

FORM OF WARRANT CERTIFICATE

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 4:00 P.M. (VANCOUVER TIME) ON MAY 29, 2008, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

[For U.S. Persons, persons in the United States or persons holding Warrants for the account or benefit of a U.S. Person or a person in the United States, the following legends are applied:]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF AN OFFER, SALE OR TRANSFER IN ACCORDANCE WITH (C) OR (D), SELLER FURNISHES TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

[The following legends are applied to all Warrant Certificates except those Warrant Certificates issued on or after the date which is four months and a day after the related Special Warrants were issued and those Warrant Certificates issued on or to any person in a Qualifying Jurisdiction on or after the Qualification Date for such Qualifying Jurisdiction:]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE RELATED SPECIAL WARRANTS].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.

WARRANT CERTIFICATE

CUSIP 66557D 125

NORTHERN ORION EXPLORATIONS LTD.
incorporated under the *Company Act* (British Columbia)

WARRANT CERTIFICATE NO. ______________	______________ PURCHASE WARRANTS ("Warrants") entitling the holder to acquire, subject to adjustment, one Common Share of Northern Orion Explorations Ltd. for every one Warrant represented hereby

THIS IS TO CERTIFY THAT for value received,

(herein called the "holder") is entitled to receive in the manner herein provided and without further payment therefor, subject as hereinafter provided, one fully paid and non-assessable common share in the capital of Northern Orion Explorations Ltd. (the "Company") for each of the share purchase warrants (the "Warrants") evidenced by this Warrant certificate ("Warrant Certificate").

The Warrants represented by this Warrant Certificate are issued under and pursuant to a Warrant indenture (herein called the "Indenture") made as of May 29, 2003 between the Company and Pacific Corporate Trust Company (the "Trustee"), to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Warrants and the terms and conditions upon which Warrants are, or are to be, issued, held, exchanged and surrendered, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set out, of which provisions the holder of these Warrants evidenced hereby by acceptance hereof assents. In the event of any conflict between the provisions of this Warrant Certificate and the provisions of the Indenture, the provisions of the Indenture shall prevail and govern. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed to them in the Indenture.

The Warrants are exercisable at any time prior to 4:00 p.m. (Vancouver time) on May 29, 2008 (the "Time of Expiry").

The Warrants represented by this Warrant Certificate may be exercised by the holder at any time prior to the Time of Expiry by:

(a) duly completing and executing the exercise form attached to this Warrant Certificate;

(b) delivering to the Trustee a certified cheque, recognized bank draft or money order in the lawful money of Canada, payable to or to the order of the Company

for the exercise price of $0.20 [$2.00 post-Consolidation] for each Common Share to be acquired, subject to adjustment as provided in the Indenture; and

(c) surrendering this Warrant Certificate to the Trustee at the principal transfer office of the Trustee in the City of Vancouver, British Columbia.

If the Warrants represented by this Warrant Certificate have not been exercised prior to the Time of Expiry, all rights under the Warrants represented hereby shall wholly cease and terminate and the Warrants shall be void and of no effect.

The Indenture provides for adjustments to the right of subscription, including the amount of and class and kind of securities or other property issuable upon exercise, upon the happening of certain stated events, including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities convertible into Common Shares or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations.

The holder of this Warrant Certificate may upon surrender hereof to the Trustee at its principal transfer office in the City of Vancouver, British Columbia exchange this Warrant Certificate for other Warrant Certificates evidencing Warrants entitling the holder to receive in the aggregate the same number of Common Shares as may be acquired pursuant to the Warrants evidenced by this Warrant Certificate.

The holding of the Warrants evidenced by this Warrant Certificate shall not constitute the holder hereof a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as herein and in the Indenture expressly provided.

The Indenture contains provisions making binding upon all holders of Warrant Certificates resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of Warrants entitled to acquire a specified percentage of the Common Shares which may be acquired pursuant to all of the then outstanding Warrant Certificates.

The Warrants evidenced by this Warrant Certificate may only be transferred in accordance with applicable securities laws, the rules of the stock exchanges upon which the Common Shares and, if applicable, the Warrants are listed and upon executing the transfer form attached to this certificate and, subject thereto, may be transferred on the register kept at the offices of the Trustee by the holder hereof or his legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee only upon compliance with the conditions prescribed in the Indenture and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Warrants represented hereby and securities which may be acquired hereunder have not been registered under the U.S. Securities Act and may not be transferred to or exercised by a person that is, or is acting on behalf of, any U.S. Person or person within the United States unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act. All certificates representing Common Shares issued upon exercise of the Warrants by or on behalf of a

U.S. Person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF AN OFFER, SALE OR TRANSFER IN ACCORDANCE WITH (C) OR (D), SELLER FURNISHES TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER.
>
> DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Trustee.

The registered holder of this Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Warrant Certificate evidencing the Warrants registered in its name and all documents relating to such Warrants. Le détenteur inscrit du présent certificat de bons de souscription reconnaît expressément avoir demandé et consenti que le présent certificat attestant qu'il est le détenteur inscrit de bons de souscription, ainsi que tous les documents s'y rapportant, soient rédigés en anglais seulement.

Time shall be of the essence hereof.

This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of British Columbia

IN WITNESS WHEREOFthe undersigned has caused this Warrant Certificate to be duly executed as of the ____ day of___________, 2003.

NORTHERN ORION EXPLORATIONS LTD.

By: ____________________________________

Authorized Officer

Countersigned by:

PACIFIC CORPORATE TRUST COMPANY

By: ____________________________________

Authorized Officer

EXERCISE FORM

To: NORTHERN ORION EXPLORATIONS LTD.

And To: PACIFIC CORPORATE TRUST COMPANY

(a) The undersigned holder of the Warrants evidenced by the within Certificate hereby irrevocably subscribes for, and exercises his right to be issued, the number of Common Shares set forth below, such Common Shares being issuable upon exercise of such Warrants pursuant to the terms specified in the said Warrants and the Warrant Indenture.

(b) The undersigned hereby acknowledges that he is aware that if the said right is being exercised before [the date which is four months and a day after the date of issuance of the related Special Warrants], the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation in Canada.

(c) In connection with this subscription, the undersigned hereby certifies that (check the appropriate box):

☐ (1)(i) it is not a U.S. Person (as defined in Regulation S under the United States *Securities Act* of 1933, as amended (the "**U.S. Securities Act**"), (ii) at the time of exercise it is not within the United States, and (iii) it is not exercising any of the Warrants represented by this Warrant Certificate by or on behalf of any U.S. Person or Person within the United States. OR

☐ (2)(i) the Warrants are being exercised by or on behalf of a U.S. Person or a person in the United States, and (ii) the undersigned acknowledges that the Units issued upon exercise hereof are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and may not be offered or sold absent registration under the U.S. Securities Act or an exemption therefrom.

(d) If the undersigned checked the second box in section (c) above (check the appropriate box):

☐ The undersigned transferee is delivering a written opinion of U.S. counsel to the effect that this transfer of Warrants and the issuance of Common Shares to be delivered upon exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder. OR

☐ The undersigned transferee hereby certifies as follows:

(1) the transferee is a Person within the United States at the time of this transfer and is a Qualified Institutional Buyer as defined under Rule 144A under the U.S. Securities Act or an "accredited investor" as defined in Rule 501(a) under the U.S. Securities Act;

(2) the transferee acknowledges that it is acquiring the Warrants and any underlying Common Shares for its own account for investment purposes

only, and not with a view to any resale, distribution or other disposition in violation of the U.S. Securities Act or applicable state securities laws;

(3) the transferee has been provided the opportunity to ask questions and solicit information concerning the business and financial condition of the Company, has utilized such access to its full satisfaction and has received from the Company all information it has requested; and

(4) the transferee has such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of an investment in the Common Shares.

(e) The undersigned hereby irrevocably directs that the Common Shares be issued and delivered as follows:

Name(s) in full	Address(es) (include Postal Code)	Number(s) of Common Shares
	TOTAL	

(Please print full name in which certificate(s) are to be issued. If any of the Common Shares are to be issued to a Person or Persons other than the Warrantholder, the Warrantholder must pay to the Trustee all requisite taxes or other government charges.)

Dated this _______ day of ________________________, ___________.

____
Signature Guaranteed

____
Signature of Registered Warrantholder

____
Name of Registered Warrantholder

☐ Please check box if certificates representing these Common Shares are to be delivered at the office of the Trustee where this Warrant Certificate is surrendered, failing which the certificates will be mailed to the address(es) set forth in (d) above.

Instructions:

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street Vancouver, BC, V6C 3B8. Certificates for Common Shares will be delivered or mailed within three (3) Business Days after the exercise of the Warrants.

If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Schedule "A" major chartered bank/trust company, or a member of an acceptable medallion guarantee program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company.

TRANSFER FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

To: NORTHERN ORION EXPLORATIONS LTD.

And To: PACIFIC CORPORATE TRUST COMPANY

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to __________________________________, ________ Warrants represented by this Warrant Certificate and does hereby irrevocably appoint____as its attorney with full power of substitution to transfer the said Warrants on the appropriate register of the Trustee. The undersigned represents and warrants that the transferee is not, and is not acquiring the Warrants for the account or benefit of, a U.S. Person or a person in the United States.

DATED this _____ day of ________________________, ___________.

____
Signature Guaranteed

____
Signature of Registered Warrantholder

____
Name of Registered Warrantholder

(The following to be completed by the transferee)

In connection with this transfer: (check one)

☐ The undersigned transferee hereby certifies that (i) he is not a U.S. Person (as defined in Regulation S under the United States *Securities Act* of 1933, as amended ('the "**U.S. Securities Act**")), (ii) at the time of transfer he is not within the United States, and (iii) he is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any U.S. Person or Person within the United States. OR

☐ The undersigned transferee acknowledges that the Warrants issued upon exercise hereof are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and may not be offered or sold absent registration under the U.S. Securities Act or an exemption therefrom AND the undersigned transferee is delivering a written opinion of U.S. Counsel to the effect that this transfer of Warrants and the issuance of Common

Shares to be delivered upon exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

Signature Guaranteed	Signature of Transferee
Date	Name of Transferee (Please Print)

Instructions:

Signature of the Warrantholder must be the signature of the registered holder appearing on the face of this Warrant Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule "A" major chartered bank/trust company or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

If page 1 of the Warrant Certificate to which this Transfer Form relates includes a legend restricting the resale of the Warrants pursuant to the U.S. Securities Act, this Transfer Form must be accompanied by a declaration addressed to the Trustee in the form required by section 2.3(4) of the Warrant Indenture unless the transferee has checked box (2) and delivered an opinion of U.S. Counsel.

Warrants shall only be transferable in accordance with applicable laws and the applicable provisions of the Warrant Indenture. The transfer of Warrants may result in the Common Shares received upon the exercise of the Warrants not being freely tradable.

SCHEDULE "B"

to the Warrant Indenture between Northern Orion Explorations Ltd.
and Pacific Corporate Trust Company dated as of May 29, 2003

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO: **Pacific Corporate Trust Company**
as registrar and transfer agent
for Warrants of Northern Orion Explorations Ltd.

The undersigned (a) acknowledges that the sale of the securities of Northern Orion Explorations Ltd. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an "affiliate" of the Company as that term is defined in Rule 405 of the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a Designated Offshore Securities Market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any Directed Selling Efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ____________________

____
Print Name of Seller

By: ______________________________
Name:
Title:

UNDERWRITING AGREEMENT

May 29, 2003

Northern Orion Explorations Ltd.
1040 West Georgia Street
Vancouver, B.C.
V6E 3C9

Attention: **Robert Cross, Chairman**

Dear Sirs:

Griffiths McBurney & Partners ("**GMP**"), BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Pacific International Securities Inc., Yorkton Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. (collectively, the "**Underwriters**") understand that Northern Orion Explorations Ltd. (the "**Corporation**") desires to issue and sell special warrants of the Corporation (the "**Special Warrants**") exercisable to acquire for no additional consideration, one common share in the capital of the Corporation (a "**Common Share**") and one-half of one common share purchase warrant of the Corporation (a "**Warrant**") having the additional terms described in Schedule "A" hereto and as set forth in the Special Warrant Indenture (as hereinafter defined). The offering of the Special Warrants by the Corporation is hereinafter referred to as the "**Offering**". The Underwriters and the Corporation acknowledge that the schedules hereto form part of this Agreement.

Upon and subject to the terms and conditions set forth herein, the Underwriters severally in respect of the terms and conditions set forth in Section 8 of this Agreement, and not jointly, hereby agree to purchase from the Corporation 684,931,507 Special Warrants at a price of $0.13 per Special Warrant (the "**Issue Price**") for an aggregate purchase price of $89,041,095.91 and agree to act as Underwriters to arrange for substituted purchasers for the Special Warrants resident in all of the provinces of Canada and those jurisdictions outside of Canada where the Special Warrants may be lawfully sold pursuant to the terms and conditions hereof. The Underwriters shall also have the option (the "Over-Allotment Option") to purchase up to an additional 158,061,117 Special Warrants at the Issue Price at any time prior to the date which is 30 days following the Closing Date (as hereinafter defined). The Over-Allotment Option shall be exercised by delivery of written notice to the Corporation prior to the expiry of the Over-allotment Option specifying the number of additional Special Warrants (the "Additional Special Warrants") to be purchased. If the Over-Allotment Option, or any portion thereof, is exercised, a separate closing (the "Over-Allotment Closing") shall occur on the date specified by the Underwriters in such exercise notice and in any event, no later than 35 days following the Closing Date, and all applicable terms and conditions relating to the purchase of Special Warrants on the Closing Date shall apply to the Over-Allotment Closing, as agreed to by respective counsel for the Underwriters and the Corporation.

In consideration of the Underwriters' services to be rendered in connection with the Offering, the Corporation shall pay to GMP, for and on behalf of all of the Underwriters, a cash fee (the "**Underwriters' Fee**") in an amount equal to 5% of the gross proceeds received by the Corporation from the issue and sale of the Special Warrants in the manner as contemplated by Section 6.2 hereof.

The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by them.

All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through Griffiths McBurney & Partners Corp. and BMO Nesbitt Burns Corp.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

INDENTURE AMENDMENT AGREEMENT

THIS AGREEMENT made as of June 20, 2003,

BETWEEN:

NORTHERN ORION RESOURCES INC. (formerly NORTHERN ORION EXPLORATIONS LTD.) Suite 250 - 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9 (the "**Company**")

AND

GRIFFITHS McBURNEY & PARTNERS 145 King Street West, Suite 1100, Toronto, Ontario, M5H 1J8 ("**GMP**")

AND

BMO NESBITT BURNS INC. 1 First Canadian Place, 4th Floor, Toronto, Ontario, M5X 1H3 ("**BMO**")

AND

PACIFIC CORPORATE TRUST COMPANY 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 (the "**Trustee**")

WHEREAS:

A. each of the Company, GMP, BMO and the Trustee are parties to a special warrant indenture dated May 29, 2003 relating to an offering of Special Warrants of the Company (the "Special Warrant Indenture");

B. all capitalized terms used in this agreement have the meanings ascribed to them in the Special Warrant Indenture;

C. the Company proposes to issue Special Warrants to Endeavour Mining Capital Corp. ("Endeavour Mining") as part of the Offering;

D. the Company and Endeavour Mining have agreed that certain terms of the Special Warrant Indenture relating to the holding in escrow by the Trustee of the proceeds of the sale of the Special Warrants and the refunding to

purchasers of the Refund Amount shall not apply to the Special Warrants purchased by Endeavour Mining; and

E. Endeavour Mining has irrevocably agreed that it will exercise the Special Warrants that it will be acquiring under the terms of this Indenture Amendment Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1. The terms of the Special Warrant Indenture and the Special Warrant Certificate issued thereunder providing that the Trustee will hold the proceeds of the sale of the Special Warrants in escrow and respecting the refund to purchasers of the Refund Amount in certain circumstances shall not apply to the Special Warrants purchased by Endeavour Mining, including without limitation sections 2.2(3), 2.2(4), 5.2 and 14.3(3) and the whole of Article 13 of the Special Warrant Indenture. The proceeds of the sale of the Special Warrants to Endeavour Mining shall be paid to the Company and will not form part of the Escrowed Proceeds.

2. All Special Warrants held by Endeavour Mining shall be exercised or deemed exercised by Endeavour Mining prior to the Expiry Time including those circumstances where the Release Conditions are not satisfied by the Release Deadline, or in the event of a Default.

3. In the event that prior to the Expiry Time, the holder has not exercised the Special Warrants issued pursuant to this Indenture Amendment Agreement, then all Special Warrants held by the holder shall be deemed to have been exercised into Units immediately prior to the Expiry Time without any further action on the part of the holder.

4. The form of Special Warrant Certificate issued to Endeavour Mining in respect of its purchase of Special Warrants shall be in the form attached hereto as Schedule "A".

5. This Indenture Amendment Agreement is applicable only to those Special Warrants originally issued to Endeavour Mining and does not effect, change or otherwise alter the terms of the Special Warrants previously issued pursuant to the Special Warrant Indenture or the Special Warrants being issued this date or hereafter to other purchasers.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NORTHERN ORION RESOURCES INC.

Per: *(signed) "David Cohen"*

GRIFFITHS McBURNEY & PARTNERS

Per: *(signed) "Joanne Stansfield"*

BMO NESBITT BURNS INC.

Per: *(signed) "Egizio Bianchini"*

PACIFIC CORPORATE TRUST COMPANY

Per: *(signed) "Norm Hamade"*

(signed) "Marc Castonguay"

SCHEDULE "A"

FORM OF SPECIAL WARRANT CERTIFICATE TO BE ISSUED TO <u>ENDEAVOUR MINING CAPITAL CORP</u>.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE SPECIAL WARRANTS].

SPECIAL WARRANT CERTIFICATE
NORTHERN ORION RESOURCES INC.

(Incorporated under the laws of British Columbia)

CUSIP 66557D117

No. ●

●
SPECIAL WARRANTS entitling the Holder to acquire, subject to adjustment, one Unit of Northern Orion Resources Inc. (formerly Northern Orion Explorations Ltd.) Ltd. for each Special Warrant represented hereby

THIS CERTIFICATE IS TO CERTIFY that for value received ●

(herein referred to as the "Holder") is the registered holder of the number of Special Warrants of Northern Orion Resources Inc. (formerly Northern Orion Explorations Ltd.) (the "Company") stated above and is entitled to acquire for each Special Warrant represented hereby (without payment of any additional consideration) one Unit of the Company consisting of one common share in the capital of the Company (a "Common Share") and one half of one share purchase warrant, where each whole warrant (a "Warrant") entitles the Holder to acquire an additional Common Share at a price of $0.20 per Common Share until May 29, 2008, all in the manner and subject to the restrictions and adjustments set forth in the Special Warrant Indenture (as hereinafter defined), at any time during the Exercise Period (as herein defined). Any capitalized term in this Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Special Warrant Indenture.

The "Exercise Period" shall be the period commencing on the first Business Day following the date on which the Shareholder Approval has been received by the Company and expiring at the Expiry Time.

The "Expiry Time" shall be 5:00 p.m. (Toronto time) on the Expiry Date.

The "Expiry Date" shall be the earlier of:

(a) the later of:

(i) the Business Day following the satisfaction of the Release Conditions; and

(ii) the third Business Day following the Qualification Date; and

(b) four months and a day after the Closing Date.

The Special Warrants represented by this Certificate are issued or issuable in fully registrable form only under the provisions of an indenture dated as of May 29, 2003 among the Company, GMP and the Trustee as amended June 20, 2003 (which indenture and amendments thereto together with all other instruments ancillary thereto is referred to herein as the "Special Warrant Indenture"). Reference is hereby made to the Special Warrant Indenture for a full description of the rights of the holders of the Special Warrants, the Company and the Trustee in respect thereof, and the terms and conditions upon which the Special Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Special Warrant Indenture were herein set forth. By acceptance of this Certificate, the Holder assents to all provisions of the Special Warrant Indenture. To the extent that the terms and conditions set forth in this Certificate conflict with the terms and conditions of the Special Warrant Indenture, the Special Warrant Indenture shall prevail. The Company will furnish to the holder of this Certificate, upon request and without charge, a copy of the Special Warrant Indenture.

The Company shall use its reasonable best efforts to file the Prospectus (to qualify the distribution of the Underlying Securities upon exercise or deemed exercise of the Special Warrants in the Qualifying Jurisdictions) and to obtain the Final Receipt within 90 days after the Closing Date.

In the event that prior to the Expiry Time the Holder has not exercised the Special Warrants represented hereby, then all of the Special Warrants represented by this Certificate shall be deemed to have been exercised into Units immediately prior to the Expiry Time without any further action on the part of the Holder.

The Holder irrevocably agrees to exercise the Special Warrants represented by this Certificate, including in those circumstances where the Release Conditions are not satisfied by the Release Deadline or in the event of a Default.

Upon exercise or deemed exercise, the Special Warrants so exercised shall be void and of no value or effect.

Certificates representing the Common Shares and Warrants issued upon exercise or deemed exercise of the Special Warrants (reflecting any adjustments as provided herein and in the Special Warrant Indenture) shall, within three (3) Business Days after the Exercise Date, be mailed by the Company to the address of the Holder thereof last appearing on the register of Holders maintained by the Trustee. The Warrants shall be issued pursuant to the terms of a Warrant Indenture.

Except in the circumstances provided in subsection 3.2(3) of the Special Warrant Indenture, the right to acquire Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto; and

(b) surrendering this Special Warrant Certificate to the Trustee at the principal transfer office of the Trustee in the City of Vancouver, British Columbia.

If the Special Warrants represented by this Certificate are exercised by the Holder prior to the Expiry Time, the Common Shares and Warrants making up the Units issued upon exercise of the Special Warrants and the Common Shares issuable upon exercise of the Warrants shall be subject to hold periods under applicable securities legislation and the certificates representing such securities shall be endorsed with legends to that effect.

The Special Warrants represented by this Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the offices referred to above.

Upon surrender of these Special Warrants, the person or persons in whose name or names the Units issuable upon exercise of the Special Warrants are to be issued shall be deemed for all purposes (except as provided in the Special Warrant Indenture) to be the holder or holders of record of such Units and the Company has covenanted that it will (subject to the provisions of the Special Warrant Indenture) cause a certificate or certificates representing the Units to be delivered or mailed to the person or persons at the address or addresses specified in the Exercise Form within three (3) Business Days.

The Special Warrant Indenture provides for adjustments to certain rights of holders including the number of common shares issuable upon exercise or deemed exercise of the Special Warrants upon subdivision, consolidation or reclassification of the Common Shares or any reclassification, capital reorganization, amalgamation or merger of the Company and certain distributions of securities, including rights, options or warrants to purchase Common Shares or securities convertible or exchangeable into Common Shares or assets of the Company. The Holder should

refer to the Special Warrant Indenture which provides for adjustments in certain other events.

The terms and conditions relating to the Special Warrants and this Certificate may be modified, changed or added to in accordance with the provisions of the Special Warrant Indenture. The Special Warrant Indenture contains provisions making binding upon all Holders of Special Warrants outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders entitled to acquire a specified percentage of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants.

The holding of the Special Warrants evidenced by this Certificate shall not constitute, or be construed as conferring upon, a Holder any right or interest whatsoever as a shareholder of the Company except such rights as may be provided in the Special Warrant Indenture or in this Certificate.

At any time prior to the Expiry Time, the Holder of this Certificate may, upon compliance with the reasonable requirements of the Trustee and upon surrender of this Certificate, exchange this Certificate for another Certificate or Certificates entitling the Holder thereof to receive, in the aggregate, the same number of Units as are issuable under this Certificate.

The Special Warrants evidenced by this Certificate may only be transferred upon due execution and delivery to the Trustee of a Transfer Form in the form attached hereto and in compliance with all the conditions prescribed in the Special Warrant Indenture and compliance with such other reasonable requirements as the Trustee may prescribe.

The Special Warrants represented hereby and securities which may be acquired hereunder have not been registered under the U.S. Securities Act and may not be transferred to or exercised by a person that is, or is acting on behalf of, any U.S. Person or person within the United States (collectively, a "U.S. Holder") unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act. The Holder agrees to inform the Company promptly if he is or becomes a U.S. Holder. In the event of a deemed exercise of the Special Warrants, unless the Holder has previously informed the Company that he is a U.S. Holder, the Holder shall be deemed to have represented and warranted to the Company as of the date of such exercise that he is not a U.S. Holder.

This Special Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Trustee under the Special Warrant Indenture.

The registered holder of this Special Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Special Warrant Certificate evidencing the Warrants registered in his name and all documents relating to such Special Warrants. Le détenteur inscrit du présent certificat de bons de souscription reconnaît expressément avoir demandé et consenti que le présent certificat attestant qu'il est le détenteur inscrit de bons de souscription, ainsi que tous les documents s'y rapportant, soient rédigés en anglais seulement.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Special Warrant Certificate to be signed as of the _____ day of ________, 2003.

NORTHERN ORION RESOURCES INC.

By: ______________________________
Name:
Title:

This Special Warrant Certificate is one of the Special Warrant Certificates referred to in the Special Warrant Indenture.

PACIFIC CORPORATE TRUST COMPANY
Trustee, Vancouver

By: ______________________________
Authorized Officer

EXERCISE FORM

To: NORTHERN ORION RESOURCES INC.

And To: PACIFIC CORPORATE TRUST COMPANY

(a) The undersigned Holder of the Special Warrants evidenced by the within Certificate hereby irrevocably subscribes for, and exercises his right to be issued, the number of Common Shares set forth below and that number of Warrants which is 50% of such number of Common Shares, such Common Shares and Warrants being issuable upon exercise of such Special Warrants pursuant to the terms specified in the said Special Warrants and the Special Warrant Indenture.

(b) The undersigned hereby acknowledges that he is aware that if the said right is being exercised before [the date which is four months and a day after the date of issuance of his Special Warrants], the Common Shares and Warrants received on exercise may be subject to restrictions on resale under applicable securities legislation.

(c) In connection with this subscription: **(check one)**

☐ The undersigned hereby certifies that (i) he is not a U.S. Person (as defined in Rule 902(k) of Regulation S under the United States *Securities Act* of 1933), (ii) at the time of exercise he is not within the United States, and (iii) he is not exercising any of the Special Warrants represented by this Special Warrant Certificate by or on behalf of any U.S. Person or Person within the United States; OR

☐ The undersigned is delivering a written opinion of U.S. Counsel to the effect that the Special Warrants and the Common Shares and Warrants to be delivered upon exercise hereof have been registered under the United States *Securities Act* of 1933 or are exempt from registration thereunder; OR

☐ The undersigned hereby certifies as follows:

(i) the undersigned is a Person within the United States at the time of exercise and is an "accredited investor" as defined in Rule 501(a) under the United States *Securities Act* of 1933;

(ii) the undersigned acknowledges that he is acquiring the Common Shares and Warrants for his own account for investment purposes only, and not with a view to any resale, distribution or other disposition in violation of the United States *Securities Act* of 1933 or applicable state securities laws;

(iii) the undersigned has been provided the opportunity to ask questions and solicit information concerning the business and financial condition of the Company, has utilized such access to his full satisfaction and has received from the Company all information he has requested; and

(iv) the undersigned has such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of an investment in the Common Shares.

(d) The undersigned hereby irrevocably directs that the Common Shares and Warrants be issued and delivered as follows:

Name(s) in full	Address(es) (include Postal Code)	Number(s) of Common Shares	Number of Warrants 50% of the number of Common Shares
	TOTAL		

(Please print full name in which certificate(s) are to be issued. If any of the Common Shares and Warrants are to be issued to a Person or Persons other than the Holder, the Holder must pay to the Trustee all requisite taxes or other government charges.)

Dated this _______ day of ________________________, ____________.

______________________________ Signature Guaranteed

______________________________ Signature of Registered Holder

______________________________ Name of Registered Holder

☐ Please check box if certificates representing these Common Shares and Warrants are to be delivered at the office of the Trustee where this Special Warrant Certificate is surrendered, failing which the certificates shall be mailed to the address(es) set forth in (d) above.

Instructions:

The registered holder may exercise his right to receive Common Shares and Warrants by completing this form and surrendering this form and the Special Warrant Certificate representing the Special Warrants being exercised to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C., V6C 3B8. Certificates for Common Shares and Warrants shall be delivered or mailed within three (3) Business Days after the exercise of the Special Warrants.

If the Exercise Form indicates that Common Shares and Warrants are to be issued to a person or persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Schedule "A" major chartered bank/trust company, or a member of an acceptable medallion guarantee program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or

representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company.

If the registered holder exercises his right to receive Common Shares and Warrants prior to the Expiry Date, the Common Shares and Warrants may be subject to a hold period and may be issued with a legend reflecting such hold period.

TRANSFER FORM

ANY TRANSFER OF SPECIAL WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

To: NORTHERN ORION RESOURCES INC.

And To: PACIFIC CORPORATE TRUST COMPANY

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to ______________________________, ________ Special Warrants represented by this Special Warrant Certificate and does hereby irrevocably appoint_________________________ _________________________as its attorney with full power of substitution to transfer the said Special Warrants on the appropriate register of the Trustee.

DATED this ______ day of __________________________, ___________.

____
Signature Guaranteed

____
Signature of Registered Holder

____
Name of Registered Holder

mccluren\129629\3

(The following to be completed by the transferee)

In connection with this transfer the undersigned transferee hereby certifies that (i) he is not a U.S. Person (as defined in Rule 902(k) of Regulation S under the United States *Securities Act* of 1933), (ii) at the time of transfer he is not within the United States, and (iii) he is not acquiring any of the Special Warrants represented by this Special Warrant Certificate by or on behalf of any U.S. Person or Person within the United States.

______________________________	______________________________
Signature Guaranteed	Signature of Transferee
______________________________	______________________________
Date	Name of Transferee (Please Print)

Instructions:

Signature of the Holder must be the signature of the registered holder appearing on the face of this Special Warrant Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule "A" major chartered bank/ trust company or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

Special Warrants shall only be transferable in accordance with applicable laws and the applicable provisions of the Special Warrant Indenture. The transfer of Special Warrants may result in the Common Shares and Warrants received upon the exercise of the Special Warrants not being freely tradable in the jurisdiction of the purchaser.

ELECTION FORM

To: Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, BC
V6C 3B8

The undersigned hereby elects to exercise __________ Special Warrants represented by the within Special Warrant Certificate and encloses a duly completed and executed Exercise Form.

DATED this _______ day of __________________, 2003.

____
Signature of Registered Special Warrantholder

____
Name of Registered Special Warrantholder

____

____
Address of Registered Special Warrantholder

mccluren\129629\3

NORTHERN ORION EXPLORATIONS LTD.

and

GRIFFITHS McBURNEY & PARTNERS

and

BMO NESBITT BURNS INC.

and

PACIFIC CORPORATE TRUST COMPANY

SPECIAL WARRANT INDENTURE

Stikeman Elliott LLP

Dated as of May 29, 2003

poulusi\126923\6

TABLE OF CONTENTS

Page

SCHEDULES

THIS INDENTURE made as of May 29, 2003,

BETWEEN:

NORTHERN ORION EXPLORATIONS LTD., a company incorporated under the laws of British Columbia and having a head office at Suite 250 - 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9 (the "**Company**")

AND

GRIFFTHS McBURNEY & PARTNERS, 145 King Street West, Suite 1100, Toronto, Ontario, M5H 1J8 ("**GMP**")

AND

BMO NESBITT BURNS INC., 1 First Canadian Place, 4th Floor, Toronto, Ontario, M5X 1H3 ("**BMO**")

AND

PACIFIC CORPORATE TRUST COMPANY, having an office at 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 (the "**Trustee**")

WHEREAS:

A. all capitalized terms used in these recitals have the meanings ascribed to them in section 1.1 below;

B. the Company proposes to issue up to 842,992,624 Special Warrants;

C. each Special Warrant shall entitle the Holder thereof to acquire, for no additional consideration, one Unit, each Unit consisting of one Common Share and one half of one Warrant upon the terms and conditions herein set forth;

D. if the Final Receipt is not obtained by the Company prior to the Qualification Deadline, each Special Warrant shall thereafter be exercisable into 1.1 Common Shares and 0.55 of one Warrant without payment of additional consideration;

E. the Company is duly authorized to create and issue the Special Warrants to be issued as herein provided;

F. the net proceeds of the sale of Special Warrants are to be used to fund the cash portion of the Acquisition and, pursuant to the Underwriting Agreement, such proceeds are to be held in escrow by the Trustee until closing of the Acquisition as herein provided;

G. all things necessary have been done and performed to make the Special Warrants, when issued as provided in this Indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

H. the Trustee has agreed to act as the trustee of the Special Warrants on behalf of the Holders and to act as the escrow agent on behalf of the Holders and the Company in respect of the Escrowed Proceeds on the terms and conditions herein set forth;

I. the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 DEFINITIONS

In this Indenture, including the recitals and schedules hereto, the following words and phrases shall have the following meanings:

(a) "**Acquisition**" means the acquisition by the Company with Wheaton River Minerals Ltd. of a 25% indirect interest in the Bajo de la Alumbrera gold/copper mine in Argentina from Rio Algom Limited, a wholly-owned subsidiary of BHP Billiton, for a purchase price of US$180 million;

(b) "**Beneficial Owner**" means a person that has a beneficial interest in a Special Warrant that is represented by a Global Certificate;

(c) "**BMO**" means BMO Nesbitt Burns Inc.;

(d) "**Business Day**" means any day (other than a Saturday, Sunday or statutory holiday) on which the principal transfer office of the Trustee in Vancouver, British Columbia is open for business;

(e) "**Closing Date**" means May 29, 2003 or such other date or dates as may be agreed to by the Company and the Underwriters;

(f) "**Common Shares**" means the common shares in the capital of the Company as such common shares are presently constituted;

(g) "**Company**" means Northern Orion Explorations Ltd. and includes any Successor Corporation to or of Northern Orion Explorations Ltd. which has complied with the provisions of Article 8;

(h) "**Company's Auditors**" means an independent firm of chartered accountants duly appointed as auditors of the Company;

(i) "**Consolidation**" means the consolidation of all of the Company's issued Common Shares on a one (1) for ten (10) basis pursuant to the Shareholder Approval;

(j) "**Convertible Security**" means a security of the Company (other than the Special Warrants and the Warrants) or of any other issuer convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

(k) "**Counsel**" means a barrister or solicitor or firm of barristers or solicitors retained by the Trustee or retained or employed by the Company and acceptable to the Trustee, acting reasonably;

(l) "**Current Market Price**" at any date, means the weighted average price per Common Share at which the Common Shares have traded:

(i) on the TSX;

(ii) if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the Directors and approved by the Trustee; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market as may be selected for this purpose by the Directors and approved by the Trustee;

during the last twenty (20) trading days ending the fifth trading day before such date, and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares traded on the exchange or market, as the case may be, during such twenty (20) consecutive trading days by the aggregate number of Common Shares sold;

(m) "**Default**" means the failure of the Company to satisfy the Release Conditions prior to the Release Deadline;

(n) "**Default Deadline**" means 5:00 p.m. (Toronto time) on the third Business Day following the date of the Default;

(o) "**Default Notice**" means the notice to be provided to the Trustee, the Underwriters and each Holder by the Company forthwith following a Default pursuant to subsection 13.2(1);

(p) "**Depository**" means The Canadian Depository for Securities Limited ("**CDS**"), or its successor or any other depository offering a book based securities registration and transfer system similar to that administered by CDS which the Company, with the consent of the Trustee and GMP, acting reasonably, may designate;

(q) "**Director**" means a director of the Company and "**Directors**" or "**Board of Directors**" means the board of directors of the Company or, whenever duly empowered, a committee of the board of directors of the Company, and

reference to "**action by the directors**" means action by the directors of the Company as a board or action by a committee as a committee;

(r) "**dividends**" means dividends or distributions (payable in cash or in securities, property or assets of equivalent value) declared payable on the Common Shares;

(s) "**dividends paid in the ordinary course**" means such dividends declared payable on the Common Shares in any fiscal year of the Company to the extent that such dividends or distributions do not exceed in the aggregate, the greater of:

(i) 50% of the retained earnings of the Company as at the end of its immediately preceding fiscal year; and

(ii) 100% of the aggregate consolidated net income of the Company determined before computation of extraordinary or unusual items, for its immediately preceding fiscal year,

and for such purposes the amount of any dividends paid in other than cash or shares shall be the fair market value of such dividends as determined by the Directors;

(t) "**Escrowed Proceeds**" has the meaning ascribed thereto in subsection 13.1(1);

(u) "**Exercise Period**" means the period commencing on the first Business Day following the date on which the Shareholder Approval has been received by the Company and expiring at the Expiry Time;

(v) "**Exercise Date**" means with respect to any Special Warrant, the date on which the Special Warrant Certificate representing such Special Warrant is surrendered for exercise in accordance with the provisions of Article 3 hereof, including the date upon which Special Warrants are deemed to be exercised pursuant to subsection 3.2(3);

(w) "**Exercise Form**" has the meaning ascribed thereto in subsection 3.2(1);

(x) "**Expiry Date**" has the meaning ascribed thereto in subsection 2.2(5);

(y) "**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiry Date;

(z) "**Extraordinary Resolution**" has the meaning ascribed thereto in sections 9.12 and 9.15;

(aa) "**Final Receipt**" means a receipt for the Prospectus from the Regulatory Authorities and, if the Regulatory Authorities do not issue receipts on the same day, means the receipt issued by the last of the Regulatory Authorities;

(bb) "**Fiscal Advisory Fee**" means that amount equal to 1% of the Company's portion of the price paid in connection with the Acquisition as determined in accordance with the engagement letter dated April 9, 2003 between the Company and GMP;

(cc) "**Global Certificate**" means a Special Warrant Certificate that is registered in the name of the Depository, or its nominee, pursuant to section 2.14 for the purpose of being held by or on behalf of the Depository as custodian for Participants;

(dd) "**GMP**" means Griffiths McBurney & Partners;

(ee) "**Holder**" means a person for the time being who is the registered holder of a Special Warrant;

(ff) "**Holders' Request**" means an instrument signed in one or more counterparts by Holders entitled to acquire in the aggregate not less than 20% of the aggregate number of Units which could be acquired pursuant to the exercise of all Special Warrants then unexercised and outstanding, requesting the Trustee to take some action or proceeding specified therein;

(gg) "**Indenture**" or "**this Indenture**" and "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this instrument and not to any particular Article, section, clause, subdivision or other portion hereof, and include each instrument supplemental or ancillary hereto or required to implement this instrument;

(hh) "**Indenture Legislation**" has the meaning ascribed thereto in subsection 11.1(1);

(ii) "**Offering**" means the offering of Special Warrants pursuant to the Underwriting Agreement, this Indenture and applicable subscription agreements between the Company and the Subscribers, respectively;

(jj) "**Officers' Certificate**" means a certificate signed by any one or more of the President, Secretary and any Director of the Company;

(kk) "**Participant**" means a person recognized by the Depository as a participant in the book entry only securities registration and transfer system administered by the Depository;

(ll) "**Person**" includes any individual, corporation, company, partnership, association, joint venture, trust, unincorporated association, government or governmental authority;

(mm) "**Prospectus**" means the final prospectus of the Company to be filed with each of the Regulatory Authorities to qualify the distribution of the Underlying Securities upon exercise or deemed exercise of the Special Warrants;

(nn) "**Qualification Date**" means the date on which the Final Receipt is received by the Company;

(oo) "**Qualification Deadline**" means 5:00 p.m. (Toronto time) on that day which is 90 days following the Closing Date;

(pp) "**Qualifying Jurisdiction**" means each of the provinces of Canada in which Subscribers are resident;

(qq) "**Refund Amount**" means $0.13 per Special Warrant plus a *pro rata* share of any accrued interest on the Escrowed Proceeds;

(rr) "**Regulation S**" means Regulation S promulgated under the U.S. Securities Act;

(ss) "**Regulatory Authorities**" means the securities commission or similar securities regulatory authority in each of the Qualifying Jurisdictions;

(tt) "**Release Certificate**" means the certificate executed by the Company, GMP and BMO in the form attached as Schedule "B" hereto and addressed to the Trustee confirming that the Release Conditions have been satisfied;

(uu) "**Release Conditions**" has the meaning ascribed thereto in subsection 13.1(2);

(vv) "**Release Deadline**" means the earlier of (i) July 31, 2003; and (ii) any day prior to this date on which the Company publicly announces the termination of the Acquisition, or such other date as the Holders shall determine in accordance with the terms of this Indenture;

(ww) "**Securities Laws**" means, as applicable, the securities laws, regulations, rules, rulings and orders in the United States and each of the states of the United States and each of the provinces and territories of Canada, the applicable policy statements issued by the securities regulators in the United States and each of the states of the United States and each of the provinces and territories of Canada, and the rules of the TSX;

(xx) "**Shareholder Approval**" means the approval by a special resolution of the shareholders of the Company at the Shareholders' Meeting of proposed amendments to the memorandum of the Company to increase the number of authorized Common Shares to a number sufficient to permit the issuance of the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants and the Warrants, if any, and to approve the issuance of such Common Shares as required by the TSX;

(yy) "**Shareholders' Meeting**" means the general and extraordinary meeting of the shareholders of the Company to be held on June 16, 2003 and any adjournment thereof;

(zz) "**Special Warrant Certificate**" means a certificate in substantially the form set out in Schedule "A" hereto, issued and certified hereunder to evidence one or more Special Warrants;

(aaa) "**Special Warrants**" means the special warrants of the Company issued and certified hereunder and for the time being outstanding entitling registered holders thereof to acquire, for no additional consideration, Units in accordance with the terms hereof;

(bbb) "**Subscribers**" means, collectively, all of the Persons who have subscribed for Special Warrants and "**Subscriber**" means any one of them;

(ccc) "**Subsidiary**" means any corporation of which more than 50% of the votes attached to the outstanding voting shares are owned by or for the Company or by or for any corporation in like relation to the Company and includes any corporation in like relation to a Subsidiary;

(ddd) "**Successor Corporation**" has the meaning ascribed thereto in section 8.1;

(eee) "**Trustee**" means Pacific Corporate Trust Company or its successor or successors for the time being as trustee hereunder, at its principal office in the City of Vancouver, British Columbia;

(fff) "**TSX**" means the Toronto Stock Exchange;

(ggg) "**Underlying Securities**" means the Common Shares and Warrants underlying the Special Warrants;

(hhh) "**Underwriters**" means, collectively, GMP, BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Pacific International Securities Inc., Yorkton Securities Inc., Salman Partners and McFarlane Gordon Inc. and their lawful successors from time to time;

(iii) "**Underwriters' Fee**" means that amount equal to 5% of the gross proceeds of the Offering, being $0.0065 per Special Warrant;

(jjj) "**Underwriting Agreement**" means the underwriting agreement between the Underwriters and the Company dated May 29, 2003 in respect of the offering and sale of the Special Warrants;

(kkk) "**Unit**" means one Common Share and one half of one Warrant;

(lll) "**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(mmm) "**U.S. Person**" has the meaning ascribed in Rule 902(k) of Regulation S;

(nnn) "**U.S. Securities Act**" means the United States *Securities Act* of 1933, as amended;

(ooo) "**Warrants**" means the common share purchase warrants of the Company, each whole Warrant entitling the holder to acquire one Common Share at a price of $0.20 until May 29, 2008;

(ppp) "**Warrant Agency**" means the principal transfer office of the Trustee in the City of Vancouver, British Columbia and such other locations as the Company may designate with the approval of the Trustee;

(qqq) "**Warrant Indenture**" means the warrant indenture dated as of May 29, 2003 between the Company and Pacific Corporate Trust Company, as trustee, in respect of the Warrants; and

(rrr) **"written order of the Company"**, **"written request of the Company"**, **"written consent of the Company"** and **"certificate of the Company"** mean respectively a written order, request, consent and certificate signed in the name of the Company by any one or more of the President, Secretary and any Director of the Company and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by the Company is a document signed on behalf of the Company by any one or more of such officers.

1.2 MEANING OF "OUTSTANDING" FOR CERTAIN PURPOSES

Except as provided in subsection 3.2(3) and section 3.6, every Special Warrant Certificate countersigned and delivered by the Trustee under this Indenture shall be deemed to be outstanding until it has been surrendered to the Trustee pursuant to this Indenture, provided however that:

(a) a Special Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged, as the case may be, part of the Special Warrants;

(b) where a Special Warrant Certificate has been issued in substitution for a Special Warrant Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Special Warrants outstanding; and

(c) for the purpose of any provision of this Indenture entitling holders of outstanding Special Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Special Warrants owned legally or beneficially by the Company or any Subsidiary shall be disregarded, except that:

   (i) for the purpose of determining whether the Trustee will be protected in relying on any vote, consent, request or other instrument or other action, only the Special Warrants of which the Trustee has notice that they are so owned shall be so disregarded; and

   (ii) Special Warrants so owned that have been pledged in good faith other than to the Company or any Subsidiary shall not be so disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee's right to vote the Special Warrants in the pledgee's discretion free from the control of the Company or any Subsidiary pursuant to the terms of the pledge.

1.3 GENDER AND NUMBER

Words importing the singular number only include the plural and *vice versa* and words importing gender include both genders and *vice versa* and words importing individuals include firms and corporations and *vice versa*.

1.4 INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

The division of this Indenture into Articles, sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

1.5 APPLICABLE LAW

This Indenture, the Special Warrants and the Special Warrant Certificates shall be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein.

1.6 LANGUAGE CLAUSE

The parties hereto have required that this Indenture and all documents and notices related thereto or resulting therefrom be drawn up in English.

1.7 STATUTORY REFERENCES

References in this Indenture to any statute shall be deemed to be a reference to that statute including any regulations made under that statute, as amended, re-enacted or replaced from time to time.

1.8 DAY NOT A BUSINESS DAY

Whenever any payment is due or required to be made or any other action is required to be taken under this Indenture or the Special Warrant Certificates on or as of a day that is not a Business Day, that payment must be made and the other action must be taken on or as of the next day that is a Business Day.

1.9 TIME OF THE ESSENCE

Time shall be of the essence of this Indenture, the Special Warrants and the Special Warrant Certificates.

1.10 CURRENCY

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.11 SCHEDULES

Schedules "A", "B" and "C" to this Indenture are incorporated into this Indenture by reference.

ARTICLE 2
ISSUE OF SPECIAL WARRANTS

2.1 ISSUE OF SPECIAL WARRANTS

(1) The Company hereby creates and authorizes the issue of Special Warrants, with the aggregate number of Special Warrants to be issued not to exceed 842,992,624 Special Warrants. The issue price per Special Warrant is hereby authorized at $0.13.

(2) Certificates for Special Warrants issued pursuant to subsection 2.1(1) shall be executed by the Company and certified by or on behalf of the Trustee.

2.2 TERMS OF SPECIAL WARRANTS

(1) Each Special Warrant shall entitle the Holder thereof, upon exercise of the Special Warrant, to one Unit (subject to adjustment in accordance with subsection 2.2(2) or Article 4 hereof) at any time during the Exercise Period, without payment of any further consideration. Immediately prior to the Expiry Time, the Special Warrants shall be deemed to be exercised with no further action taken by the Holders thereof, subject to the provisions hereof, without payment of any further consideration.

(2) If the Final Receipt is not obtained by the Company prior to the Qualification Deadline, each Special Warrant shall thereafter be exercisable into 1.1 Common Shares (instead of one Common Share) and 0.55 of one Warrant (instead of 0.5 of one Warrant) without payment of additional consideration.

(3) If the Release Conditions have not been satisfied prior to the Release Deadline, the Company shall forthwith deliver a Default Notice to each Holder, the Trustee and the Underwriters. Such notice shall provide that each Holder may elect to exercise all of such Holder's Special Warrants by completing the election form attached to his Special Warrant Certificate and delivering it to the Trustee prior to the Default Deadline. For those Holders who have not delivered such election form prior to the Default Deadline, the Trustee shall return to each such Holder his respective Refund Amount. Each Holder's Refund Amount shall be paid to such Holder within three (3) Business Days following the Default Deadline.

(4) If the Shareholder Approval is not obtained at the Shareholder's Meeting, the Company shall, within five (5) days after the Shareholders' Meeting, pay to each Subscriber his respective Refund Amount.

(5) The Special Warrants shall be exercisable by the Holders at any time after the Company obtains Shareholder Approval and shall be deemed to have been exercised without any action on the part of the Holder on the earlier of the following dates (such date being the "**Expiry Date**"):

(a) the later of:

(i) the Business Day following the satisfaction of the Release Conditions; and

(ii) the third Business Day following the Qualification Date; and

(b) four months and a day after the Closing Date.

(6) No certificate evidencing fractional Special Warrants shall be issued or otherwise provided for and a Subscriber or a Holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Special Warrant or claim thereto.

(7) The number of Units which may be acquired pursuant to the exercise of the Special Warrants shall be adjusted in the events and in the manner specified in subsection 2.2(2) and Article 4.

(8) All Special Warrants shall rank *pari passu*, whatever may be the actual date of issue thereof.

(9) The Special Warrants and any rights thereunder shall expire in accordance with the provisions of section 3.6.

(10) The Warrants forming part of the Units shall be issued pursuant to the terms of the Warrant Indenture.

2.3 SPECIAL WARRANT CERTIFICATES

Subject to Section 2.14, the Special Warrant Certificates to be issued to evidence the Special Warrants authorized for issuance pursuant to section 2.1 shall be issuable in registered form only, shall be in the English language and shall be substantially in the form set out in Schedule "A". All Special Warrant Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as the Company may, with the approval of the Trustee, prescribe, and shall be issuable in any denomination excluding fractions. Irrespective of any adjustments pursuant to subsection 2.2(2) or Article 4, Special Warrant Certificates shall continue to be in the form set out in Schedule "A" and shall continue to express the number of Units that may be acquired upon the exercise of the Special Warrants evidenced thereby prior to any such adjustment.

2.4 SIGNING OF SPECIAL WARRANT CERTIFICATES

The Special Warrant Certificates shall be signed by either the President or any Director of the Company. The signature of such signing officer may be mechanically reproduced in facsimile and Special Warrant Certificates bearing such facsimile signature shall be binding upon the Company as if they had been manually signed by such signing officer. Notwithstanding that any individual whose manual or facsimile signature appears on any Special Warrant Certificate as a signing officer may no longer hold office or a directorship, as applicable, at the date of issue of such Special Warrant Certificate or at the date of certification or delivery thereof, any Special Warrant Certificate signed as aforesaid shall, subject to section 2.5, be valid and binding upon the Company and the Holder thereof shall be entitled to the benefits of this Indenture.

2.5 CERTIFICATION BY THE TRUSTEE

(1) Special Warrant Certificates evidencing the Special Warrants shall be certified by or on behalf of the Trustee on written direction of the Company.

(2) No Special Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the Holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee substantially in the form of the certificate set out in Schedule "A", and such certification by the Trustee upon any Special Warrant Certificate shall be conclusive evidence as against the Company that the Special Warrant Certificate so certified has been duly issued hereunder and that the Holder is entitled to the benefits hereof.

(3) The certification of the Trustee on Special Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or the Special Warrant Certificates (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Special Warrant Certificates or any of them or of the consideration therefor except as otherwise specified herein.

2.6 HOLDER NOT A SHAREHOLDER

Nothing in this Indenture or in the holding of a Special Warrant itself evidenced by a Special Warrant Certificate, or otherwise, shall be construed as conferring upon a Holder any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, or the right to receive dividends and other distributions, except as may be provided herein or in the Special Warrant Certificates.

2.7 ISSUE IN SUBSTITUTION FOR LOST SPECIAL WARRANT CERTIFICATE

(1) If any of the Special Warrant Certificates shall become mutilated or lost, destroyed or stolen, the Company, subject to applicable law and to subsection 2.7(2), shall issue and thereupon the Trustee shall certify and deliver a new Special Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Special Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate, and the substituted Special Warrant Certificate shall be in a form approved by the Trustee and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Special Warrant Certificates issued or to be issued hereunder.

(2) The applicant for the issue of a new Special Warrant Certificate pursuant to this section 2.7 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Trustee evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen satisfactory to the Company and to the Trustee in their sole discretion, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or security in amount and form satisfactory to the Company and the Trustee in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of the Company and the Trustee in connection therewith.

2.8 REGISTER FOR SPECIAL WARRANTS

The Company shall cause to be kept by and at the Warrant Agency which is the principal transfer office of the Trustee in the City of Vancouver, British Columbia, a securities register in which shall be entered the names and addresses of Holders and the other particulars, prescribed by law, of the Special Warrants held by them. The Company shall also cause to be kept by and at such office the register of transfers, and may also cause to be kept by the Trustee or such other registrar or registrars and at such other place or places as the Company may designate with the approval of the Trustee, branch registers of transfers (including, without limitation, branch registers of transfers at each of the other Warrant Agencies) in which shall be recorded the particulars of the transfers of Special Warrants registered in that branch register of transfers.

2.9 TRANSFER OF SPECIAL WARRANTS

(1) Subject to subsection 2.9(2) and subsections 3.2(5), 3.2(6) and 3.2(7) below and such reasonable requirements as the Trustee may prescribe and all applicable securities legislation and requirements of regulatory authorities, the Special Warrants may be transferred on the register kept at the Warrant Agency by the Holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and manner of execution satisfactory to the Trustee only upon the surrendering of the relevant Special Warrant Certificate with the transfer form forming part thereof duly completed and signed. After receiving the surrendered Special Warrant Certificate(s) and upon the person surrendering the same meeting the requirements set forth above, the Trustee shall issue to the transferee a Special Warrant Certificate representing the Special Warrants transferred.

(2) No transfer of a Special Warrant shall be valid (i) unless made in accordance with the provisions hereof, (ii) until, upon compliance with such reasonable requirements as the Trustee may prescribe, such transfer is recorded on the register maintained by the Trustee pursuant to subsection (1) of this section 2.9, (iii) unless such registration shall be noted on the Special Warrant Certificate by the Trustee, and (iv) until all governmental or other charges arising by reason of such transfer have been paid.

2.10 TRANSFEREE ENTITLED TO REGISTRATION

The transferee of a Special Warrant shall, after the transfer form attached to the Special Warrant Certificate is duly completed and the Special Warrant Certificate and transfer form are lodged with the Trustee, and upon compliance with all other conditions in that regard required by this Indenture and by all applicable securities legislation and requirements of regulatory authorities, be entitled to have his name entered on the register as the owner of such Special Warrant free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous Holder of such Special Warrant, save in respect of equities of which the Company or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

2.11 REGISTERS OPEN FOR INSPECTION

The registers hereinbefore referred to shall be open at all reasonable times and upon reasonable notice for inspection by the Company, the Trustee or any Holder. The Trustee shall, from time to time when requested to do so by the Company, furnish the Company with a list of the names and addresses of Holders of Special Warrants entered in the register kept by the Trustee and showing the number of Units which may then be acquired upon the exercise of the Special Warrants held by each such Holder.

2.12 OWNERSHIP OF SPECIAL WARRANTS

(1) The Company and the Trustee may deem and treat the registered Holder of any Special Warrant Certificate as the absolute owner of the Special Warrant represented thereby for all purposes and the Company and the Trustee shall not be affected by any notice or knowledge to the contrary, except where the Company or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction. For greater certainty, subject to applicable law, neither the Company nor the Trustee shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Special Warrant, and may transfer any Special Warrant on the direction of the person registered as Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(2) Subject to the provisions of this Indenture and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Special Warrants held thereby. The exercise of the Special Warrants in accordance with the terms hereof and the receipt by any such Holder of Units pursuant thereto shall be a good discharge to the Company and the Trustee with respect to such Special Warrants and neither the Company nor the Trustee shall be bound to inquire into the title of any such Holder except where the Company or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

2.13 EXCHANGE OF SPECIAL WARRANT CERTIFICATES

(1) Special Warrant Certificates, representing Special Warrants entitling the Holders to receive any specified number of Units, may, prior to the Expiry Time and during the Exercise Period and upon compliance with the reasonable requirements of the Trustee, be exchanged for another Special Warrant Certificate or Special Warrant Certificates entitling the Holder thereof to receive in the aggregate the same number of Units as are issuable under the Special Warrant Certificate or Special Warrant Certificates so exchanged.

(2) Special Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Company with the approval of the Trustee. Any Special Warrant Certificates tendered for exchange shall be surrendered to the Trustee and shall be cancelled.

(3) Except as otherwise herein provided, the Trustee shall charge to the Holder requesting an exchange a reasonable sum for each new Special Warrant Certificate issued in exchange for Special Warrant Certificate(s); and payment of such charges and

reimbursement to the Trustee or the Company for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

2.14 ISSUE OF GLOBAL CERTIFICATES

(1) The Company may, at its sole option, specify, in a written order of the Company delivered to the Trustee, that some or all of the Special Warrants (other than Special Warrants issued to or for the account or benefit of a U.S. Person or a person in the United States) are to be represented by one or more Global Certificates registered in the name of the Depository or its nominee, and in such event the Company shall execute and the Trustee shall certify and deliver one or more Global Certificates that shall:

(a) represent the aggregate number of outstanding Special Warrants to be represented by such Global Certificate(s);

(b) be delivered by the Trustee to the Depository or pursuant to the Depository's instructions; and

(c) bear a legend substantially to the following effect:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO THE COMPANY OR THE TRUSTEE, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS SUBJECT TO A MASTER LETTER OF REPRESENTATION OF THE COMPANY TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME."

(2) Transfers of beneficial ownership in any Special Warrant represented by a Global Certificate will be effected only (i) with respect to the interest of a Participant, through records maintained by the Depository or its nominee for such Global Certificate, and (ii) with respect to the interest of any person other than a Participant, through records maintained by Participants. Beneficial Owners who are not Participants but who desire to sell or otherwise transfer ownership of or any other interest in Special Warrants represented by such Global Certificate may do so only through a Participant.

(3) Notwithstanding subsection 2.14(2), no Special Warrant represented by a Global Certificate may be transferred or exercised at any time prior to the delivery of the Release Certificate to the Trustee under subsection 3.2(4) unless, prior to such transfer or exercise, the holder of such Special Warrant shall have (i) caused such Special Warrant to be represented by a definitive fully registered Special Warrant Certificate instead of such Global Certificate and (ii) taken all other action necessary to transfer or exercise such Special Warrant, as the case may be, in accordance with this Indenture.

(4) The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Owners and must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(5) Subject to subsections 2.14(6) and (7) neither the Company nor the Trustee shall be under any obligation to deliver to any Participant or Beneficial Owner, nor shall any Participant or Beneficial Owner have any right to require the delivery of, a certificate or other instrument evidencing any interest in Special Warrants.

(6) If any Special Warrant is represented by a Global Certificate and any of the following events occurs:

(a) the Depository or the Company has notified the Trustee that (1) the Depository is unwilling or unable to continue as Depository or (2) the Depository ceases to be a clearing agency in good standing under applicable laws and, in either case, the Company is unable to locate a qualified successor Depository within 90 days of delivery of such notice;

(b) the Company has determined, in its sole discretion, with the consent of the Trustee, to terminate the book entry only system in respect of such Global Certificate and has communicated such determination to the Trustee in writing;

(c) the Company or the Depository is required by applicable law to take the action contemplated in this subsection 2.14(6); or

(d) the book entry only system administered by the Depository ceases to exist;

then one or more definitive fully registered Special Warrant Certificates shall be executed by the Company and certified and delivered by the Trustee to the Depository in exchange for the Global Certificate(s) held by the Depository.

(7) Fully registered Special Warrant Certificates issued and exchanged pursuant to subsection 2.14(6) shall be registered in such names and in such denominations as the Depository shall instruct the Trustee, provided that the aggregate number of Special Warrants represented by such Special Warrant Certificates shall be equal to the aggregate number of Special Warrants represented by the Global Certificate(s) so exchanged. Upon exchange of a Global Certificate for one or more Special Warrant Certificates in definitive form, such Global Certificate shall be cancelled by the Trustee.

(8) Notwithstanding anything herein or in the terms of the Special Warrant Certificates to the contrary, neither the Company nor the Trustee nor any agent thereof shall have any responsibility or liability for (i) the records maintained by the Depository relating to any ownership interests or any other interests in the Special Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Special Warrant represented by any Global Certificate (other than the applicable Depository or its nominee), (ii) for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest, or (iii) any advice or representation made or given by the

Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

ARTICLE 3
EXERCISE OF SPECIAL WARRANTS

3.1 RIGHTS OF EXERCISE OF SPECIAL WARRANTS

Subject to the further provisions hereof, the Special Warrants may be exercised at any time during the Exercise Period.

3.2 METHOD OF EXERCISE OF SPECIAL WARRANTS

(1) Subject always to the provisions of this Article 3 and compliance by both the Company and the Holder with applicable law, the Holder of any Special Warrant may exercise the right thereby conferred on him to acquire one Unit (subject to adjustment pursuant to subsection 2.2(2) or Article 4) in respect of each Special Warrant held without further payment (except as may be required by subsection 3.2(2) by surrendering to the Trustee at the Warrant Agency the Special Warrant Certificate(s) held by him, together with the exercise form forming part of the Special Warrant Certificate (the "**Exercise Form**") duly completed and executed by the Holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and manner satisfactory to the Trustee, acting reasonably. A Special Warrant Certificate with the duly completed and executed Exercise Form shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Trustee at the Warrant Agency.

(2) The Exercise Form shall be executed as set out in subsection 3.2(1) and shall specify:

(a) the number of Units which the Holder wishes to acquire (being not more than that number which he is entitled to acquire pursuant to the Special Warrant Certificate(s) so surrendered); and

(b) the person or persons in whose name or names such Units are to be issued, the address(es) of such person(s) and the number of Units to be issued to each such person if more than one is so specified.

If any of the Units subscribed for are to be issued to a person(s) other than the Holder, the signature set out in the Exercise Form shall be guaranteed by a Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Trustee, and the Holder shall pay or cause to be paid to the Company or the Trustee all applicable transfer or similar taxes, if any, and the Company shall not be required to issue or deliver certificates evidencing the said Units unless or until such Holder shall have paid to the Company or the Trustee on behalf of the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(3) Any Special Warrants not exercised at the Expiry Time in accordance with the provisions hereof and, if a Default has occurred, in respect of which an election form has been received by the Trustee in accordance with subsection 13.2(1) hereof, shall be deemed to have been exercised by such Holder without any further action on the Holder's part into Units immediately prior to the Expiry Time. In the event of such deemed exercise, the Holder need not surrender the certificate representing his Special Warrants to the Trustee.

(4) If the Release Conditions have been satisfied prior to the Release Deadline, the Company and GMP shall forthwith deliver an executed Release Certificate to the Trustee and if the Release Conditions have not been satisfied prior to the Release Deadline, the Company shall forthwith deliver a Default Notice to the Underwriters and the Trustee, all in accordance with subsection 13.2(1). Upon receipt by the Trustee of either of the notices referred to in this subsection 3.2(4), the Trustee shall forthwith give notice to the Holders as to whether the Release Conditions have been met in the manner set forth in section 10.2 and, in the case of the non-satisfaction of the Release Conditions prior to the Release Deadline, in accordance with the provisions of Article 13.

(5) The certificates representing the Special Warrants and all certificates issued in exchange therefor or in substitution thereof prior to four months plus a day after their date of issuance shall bear the following legend:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE SPECIAL WARRANTS]."

(6) The certificates representing any Common Shares and Warrants making up the Units issuable upon exercise of the Special Warrants, all certificates representing Common Shares issuable upon the exercise of the Warrants and all certificates issued in exchange therefor or in substitution thereof prior to four months plus a day after the date of issuance of the Special Warrants shall bear the following legends:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS PLUS A DAY AFTER THE DATE OF ISSUANCE OF THE SPECIAL WARRANTS].
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.";

provided that no such legends shall be placed on any such certificate issued to any Holder in any Qualifying Jurisdiction if a receipt is issued for the Prospectus by the Regulatory Authority in such Qualifying Jurisdiction prior to the date any such certificate is issued.

(7) (a) The Special Warrants and the Units issuable upon exercise of the Special Warrants have not been registered under the U.S. Securities Act and the Company has no current intention to effect such registration. Each Special Warrant Certificate originally issued to or for the account or benefit of a U.S. Person or a person in the United States, and each Special Warrant Certificate issued in exchange therefor or in substitution thereof shall bear the following legend until such time as the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that if the Special Warrants are being sold outside the United States in accordance with Rule 904 of Regulation S at a time when the Company is a "**foreign issuer**" within the meaning of Regulation S at the time of transfer, any such legend may be removed by providing a declaration to the Trustee to the effect set forth in Schedule "C" to this Indenture (or as the Company may prescribe from time to time).

(b) Upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing Underlying Securities issuable upon exercise of the Special Warrants and Common Shares issuable upon the exercise of the Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear the legend set forth in paragraph 3.2(7)(a) above and the following additional legend:

> "DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that if Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S at a time when the Company is a "foreign issuer" within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to the Company's registrar

and transfer agent to the effect set forth in Schedule "C" hereto (or as the Company may prescribe from time to time); and provided, further, that, if any such Common Shares are being sold within the United States in accordance with the exemption from registration under the U.S. Securities Act provided by Rules 144 or 144A thereunder, the legend may be removed by delivery to the registrar and transfer agent for the Common Shares and the Company of an opinion of counsel of recognized standing in form satisfactory to the Company, acting reasonably, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(c) Any certificate representing Special Warrants issued to a transferee in a transfer outside the United States in accordance with Rule 904 of Regulation S shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

(d) If a Special Warrant Certificate bearing any legend set forth in subsection 3.2(7) hereof is tendered for transfer, and the Holder thereof has not obtained the prior written consent of the Company, the Trustee shall not register such transfer unless the Holder thereof provides to the Trustee a declaration of the Holder or the Holder's representative or opinion of counsel of recognized standing, in each case in form satisfactory to the Company, acting reasonably, confirming in reasonable detail that such transfer is permitted under applicable securities laws.

(e) If a Special Warrant Certificate not bearing any legend set forth in subsection 3.2(7) hereof is tendered for transfer, the Trustee shall not register such transfer if it has reason to believe that the transferee is a U.S. Person, is in the United States or is acquiring the Special Warrants evidenced thereby for the account or benefit of a U.S. Person or a person in the United States.

(8) If the principal transfer office of the Trustee in the city where the Warrant Agency is situate is for any reason not available to act in connection with the exchange of Special Warrant Certificates or exercise of Special Warrants as contemplated by this Indenture, the Company and the Trustee shall arrange for another office in such city to act in connection with the exchange of Special Warrant Certificates and exercise of Special Warrants and shall give notice of the change of such office to the Holders.

3.3 EFFECT OF EXERCISE OF SPECIAL WARRANTS

(1) If the Special Warrants are duly exercised in accordance with sections 3.1 and 3.2, except a deemed exercise in accordance with subsection 3.2(3), the Units subscribed for shall be deemed to have been issued and the person or persons to whom such Units are to be

issued shall be deemed to have become the holder or holders of record of such Units on the Exercise Date unless the transfer registers for the Units shall be closed on such date, in which case the Units subscribed for shall be deemed to have been issued and such person or persons shall be deemed to have become the holder or holders of record of the same on the date on which such transfer registers are re-opened.

(2) In the case of Special Warrants which are exercised in accordance with the provisions of sections 3.1 and 3.2, except a deemed exercise in accordance with subsection 3.2(3), within three (3) Business Days after the Exercise Date of such Special Warrants, the Company shall cause to be mailed to the person in whose name the Units so subscribed for are to be delivered, as specified in the Exercise Form, at the address specified in such Exercise Form, or, if so specified in such Exercise Form, cause to be held for such person for pick-up at the Warrant Agency, certificates representing the Units to be issued pursuant to such Exercise Form, registered in such name.

(3) In the case of Special Warrants which are deemed to be exercised pursuant to subsection 3.2(3), in circumstances where the Expiry Date is four months plus a day after the date of issuance of the Special Warrants, within three (3) Business Days after the Exercise Date the Company shall cause to be mailed to the address of the Holder of the Special Warrants so exercised last appearing on the register of Holders maintained by the Trustee pursuant to section 2.8, certificates representing the Units to be issued pursuant to any such exercise of Special Warrants, registered in the name of such Holder.

3.4 PARTIAL EXERCISE OF SPECIAL WARRANTS

(1) The Holder of any Special Warrants may exercise his right to acquire Units in part and may thereby acquire a number of Units less than the aggregate number which he is entitled to acquire pursuant to the Special Warrant Certificate(s) surrendered in connection therewith. In the event of any acquisition of a number of Units less than the number which the Holder is entitled to acquire, he shall, upon exercise thereof, be entitled to receive, without charge therefor, a new Special Warrant Certificate(s) representing the balance of the Units which he was entitled to acquire pursuant to the surrendered Special Warrant Certificate(s) and which were not then acquired.

(2) Notwithstanding anything herein contained including any adjustment provided for in subsection 2.2(2) or Article 4, the Company shall not be required, upon the exercise of any Special Warrants, to issue fractions of Units or to distribute certificates which evidence the same. Any fractional Units to which a Holder is entitled shall be aggregated to form whole Units with any remaining fractional Units rounded down to a whole Unit.

3.5 CANCELLATION OF SPECIAL WARRANTS

All Special Warrant Certificates surrendered to the Trustee pursuant hereto shall be cancelled and, after the expiry of any period of retention prescribed by law, destroyed by the Trustee, and the Trustee shall furnish the Company on request with a destruction certificate identifying the Special Warrant Certificates so destroyed, the number of Special Warrants evidenced thereby and the number of Units which could have been or were acquired pursuant to each destroyed Special Warrant Certificate.

3.6 SPECIAL WARRANTS VOID AFTER THE EXPIRY TIME

No Holder shall have any further rights under this Indenture or the Special Warrant Certificates (other than the right to receive Units in respect of Special Warrants duly exercised or deemed to be exercised prior to or at the Expiry Time, as the case may be), after the Expiry Time and the Special Warrants shall be null and void and of no effect.

3.7 ACCOUNTING AND RECORDING

(1) The Trustee shall promptly account to the Company with respect to Special Warrants exercised. Any securities or other instruments, from time to time received by the Trustee, shall be received in trust for, and shall be segregated and kept apart by the Trustee in trust for, the Company.

(2) The Trustee shall record the particulars of Special Warrants exercised which shall include the names and addresses of the Persons who become holders of Units on exercise and the Exercise Date. Within five (5) Business Days of each Exercise Date, the Trustee shall provide such particulars in writing to the Company.

3.8 SECURITIES RESTRICTIONS

Notwithstanding anything herein contained, Units shall only be issued by the Company (upon exercise or deemed exercise of the Special Warrants) in compliance with the securities laws of any applicable jurisdiction, and without limiting the generality of the foregoing, in the event that the Special Warrants are exercised pursuant to sections 3.1 and 3.2 prior to the Expiry Time, the certificates representing the Units thereby issued shall bear such legends as may, in the opinion of counsel to the Company, be necessary in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares and/or the Warrants are listed, provided that if, at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid a violation of any such laws, or the Holder of any such legended certificate, at the Holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such Holder is entitled to sell or otherwise transfer such Units in a transaction in which such legends are not required such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legend.

ARTICLE 4
ADJUSTMENT OF NUMBER OF COMMON SHARES

4.1 ADJUSTMENT UPON COMMON SHARE REORGANIZATION OR CAPITAL REORGANIZATION

The acquisition rights in effect at any date attaching to the Special Warrants shall be subject to adjustment from time to time as follows:

(1) If, at any time prior to the Expiry Time, the Company shall:

(a) subdivide, redivide or change its then the outstanding Common Shares into a greater number of shares; or

(b) consolidate, reduce or combine its then outstanding Common Shares into a lesser number of shares; or

(c) issue Common Shares or Convertible Securities to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course);

(any such event being herein called a "**Common Share Reorganization**", then the number of Common Shares that a Holder is entitled to upon exercise shall be adjusted, effective immediately after the effective date or record date at which holders of Common Shares are determined for the purposes of the Common Share Reorganization, by multiplying the number of Common Shares that a holder was entitled to upon exercise of Special Warrants immediately prior to such effective date or record date by a fraction of which:

(a) the numerator shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date; and

(b) the denominator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization.

(2) To the extent that any adjustment in the number of Common Shares issuable upon exercise of the Special Warrants occurs pursuant to subsection 4.1(1) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares to which a Holder is entitled on the exercise of his Special Warrants shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the number of Common Shares to which such Holder is entitled on the exercise of his Special Warrants which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration.

(3) (a) If, at any time prior to the Expiry Time, there occurs:

(i) a reclassification or redesignation of the Common Shares or any other capital reorganization; or

(ii) a consolidation, merger or amalgamation of the Company with or into any other corporation which results in the cancellation, reclassification or redesignation of the Common Shares or a change or conversion of the Common Shares into other shares or securities or the transfer of all or substantially all of the assets of the Company to another corporation or entity or the Company being controlled (within the meaning of the *Income Tax Act* (Canada)) by another corporation or entity;

(any such event being herein called a "**Capital Reorganization**"), then, immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Holder who exercises his right to acquire Common Shares shall be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of his Special Warrants the kind and aggregate number of shares or other securities or property of the Company or of the Company or other entity resulting from such Capital Reorganization or any other corporation that a Holder would have been entitled to be issued and receive upon such Capital Reorganization if, immediately prior to the effective time thereof, such Holder had been the registered holder of the number of Common Shares to which he was theretofore entitled upon exercise of his Special Warrants.

(b) If necessary as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this section with respect to the rights and interest thereafter of the Holders to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter issuable and deliverable upon the exercise of the Special Warrants. Any such adjustment shall be made by and set forth in an agreement supplemental hereto approved by the Board of Directors and by the Holders.

(c) The Company shall not complete or facilitate a Capital Reorganization if the effect of such transaction is that:

(i) all or substantially all of the assets of the Company become the property of, or are under the control of, or the Company is controlled (within the meaning of the *Income Tax Act* (Canada)) by another person (an "**Acquiring Person**"); and

(ii) holders of Common Shares receive any other security in replacement of, or in addition to, or in consideration for their Common Shares;

unless, at or prior to the effective time of such Capital Reorganization, the Acquiring Person agrees to be bound by the terms of this Indenture by executing and delivering such supplement indenture, warrant or other document as may be satisfactory to the Company, acting reasonably.

4.2 ADJUSTMENT UPON RIGHTS OFFERING

(1) (a) If and whenever at any time from the date hereof and prior to the Expiry Time, the Company fixes a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of not more than 45 days from such record date at a price per share, or at a conversion price per share, of less than 95% of the Current Market Price on such record date (any such issuance being herein called a "**Rights Offering**" and the Common Shares that may be

acquired in exercise of the Rights Offering, or upon conversion of the Convertible Securities offered by the Rights Offering, being herein called the "**Offered Shares**"), the number of Common Shares issuable upon exercise of a Special Warrant shall be adjusted effective immediately after the applicable record date to a number that is the product of (1) the number of Common Shares issuable upon the exercise of a Special Warrant in effect on the record date and (2) a fraction:

(i) the numerator of which shall be the sum of (a) the number of Common Shares outstanding on the record date plus (b) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(ii) the denominator of which shall be the sum of:

(A) the number of Common Shares outstanding on the record date; and

(B) the number arrived at when (I) either the product of (a) the number of Offered Shares so offered and (b) the price at which those shares are offered, or the product of (c) the conversion price thereof and (d) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (II) the Current Market Price of the Shares on the record date.

(b) Any Offered Shares owned by or held for the account of the Company or a Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Common Shares issuable upon exercise of a Special Warrant shall be readjusted to number in effect immediately prior to the record date, and such number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities that are convertible into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(2) (a) If and whenever at any time from the date hereof and prior to the Expiry Time, the Company issues or distributes to all or substantially all the holders of Common Shares, (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within forty-five (45) days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other cash, securities or other property or assets and that issuance or distribution does not constitute a dividend paid in the ordinary course or is not adjusted pursuant to subsection

4.1(2) or a Rights Offering (any of those non-excluded events being herein called a "**Special Distribution**"), the number of Common Shares issuable upon exercise of a Special Warrant shall be adjusted effective immediately after the record date at which the Holders of Common Shares are determined for purposes of the Special Distribution to a number that is the product of (1) the number of Common Shares issuable upon exercise of a Special Warrant in effect on the record date and (2) a fraction:

(i) the numerator of which shall be the product of (I) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Holders would be entitled to receive upon exercise of all their outstanding Special Warrants if they were exercised on the record date and (II) the Current Market Price thereof on that date; and

(ii) the denominator of which shall be:

(A) the product of (I) the sum of the number of Common Shares outstanding on the record date plus the number of Shares which the Holders would be entitled to receive upon exercise of all their outstanding Special Warrants if they were exercised on the record date and (II) the Current Market Price thereof on the earlier of such record date and the date on which the Company announces its intention to make such Special Distribution;

less

(B) the aggregate fair market value, as determined by the board, whose determination shall be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

(b) Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation; to the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Common Shares issuable upon exercise of a Special Warrant shall be readjusted to the number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.3 ENTITLEMENT TO SHARES AND OTHER SECURITIES ON EXERCISE OF SPECIAL WARRANTS

All shares of any class or other securities which a Holder is at the time in question entitled to receive on the exercise of his Special Warrants, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be shares or other securities which such Holder is entitled to acquire pursuant to such Special Warrants.

4.4 NO ADJUSTMENT FOR STOCK OPTIONS, ETC.

Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares, is being made pursuant to this Indenture or pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Company, or being made to satisfy existing instruments issued and outstanding as of the date of this Indenture.

4.5 DETERMINATION BY COMPANY'S AUDITORS

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by the Company's Auditors or if they are unwilling or unable to act, by such other firm of independent accountants as may be selected by the Directors, and they shall have access to all necessary records of the Company, and such determination shall be binding upon the Company, the Trustee, all Holders and all other persons interested therein.

4.6 PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Special Warrants, including the number of Units which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Company has sufficient authorized capital and that the Company may validly and legally issue as fully-paid and non-assessable all the shares, warrants and other securities which the holders of such Special Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.7 ACTION REQUIRING ADJUSTMENT

In case the Company, after the date hereof, shall take any action affecting the Units, other than the actions described in this Article 4 which, in the opinion of the Directors or the Trustee would materially affect the rights of the Holders and/or the acquisition rights of the Holders, then that number of Common Shares which are to be received upon the exercise of the Special Warrants shall be adjusted in such manner, if any, and at such time, by action of the Directors, in their discretion as they may reasonably determine to be equitable to the Holders in such circumstances, subject to the prior consent of the TSX or any other exchange on which the Company's securities are then listed.

4.8 CERTIFICATE OF ADJUSTMENT

The Company shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 4, deliver a certificate of the Company to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

4.9 NOTICE OF SPECIAL MATTERS

The Company covenants with the Trustee that, so long as any Special Warrant remains outstanding, it shall send notice to the Trustee and to the Holders in accordance with Article 10 of any intention to fix a record date that is prior to the Expiry Time for the issuance of rights, options or warrants (other than the Special Warrants) to all or substantially all the holders of its outstanding Common Shares. Such notice shall specify the particulars of such event and the record date for such event, provided that the Company shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be sent in each case not less than 14 days prior to such applicable record date.

4.10 NO ACTION AFTER NOTICE

The Company covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the Holder of a Special Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the notices set forth in section 4.9.

4.11 PROTECTION OF TRUSTEE

Except as provided in section 11.9, the Trustee:

(1) shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by Article 4, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(2) shall not be accountable with respect to the validity or value (or the kind or amount) of any Units or any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant;

(3) shall not be responsible for any failure of the Company to issue, transfer or deliver Units or certificates for the same upon the surrender of any Special Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(4) shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Company.

4.12 ADJUSTMENTS CUMULATIVE

The adjustments provided in this Article 4 shall be cumulative and such adjustments shall be made successively whenever an event referred to herein shall occur.

ARTICLE 5
PURCHASES BY THE COMPANY

5.1 OPTIONAL PURCHASE BY THE COMPANY

Subject to compliance with securities legislation and approval of applicable regulatory authorities and subject to section 5.2, the Company may from time to time purchase by private contract or otherwise any of the Special Warrants. Any such purchase shall be made at the lowest price or prices at which such Special Warrants are then obtainable (and agreed by the sellers of such Special Warrants), plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Company and the sellers of such Special Warrants may agree. The Special Warrant Certificates representing Special Warrants purchased pursuant to this section 5.1 shall forthwith be delivered to and cancelled by the Trustee. No Special Warrants shall be issued in replacement thereof.

5.2 MANDATORY REFUND BY THE COMPANY

In the event that the Release Conditions have not been satisfied prior to the Release Deadline, the Company is required to refund the purchase price of the Special Warrants to the Holders as contemplated by section 13.2 of this Indenture.

ARTICLE 6
COVENANTS OF THE COMPANY

6.1 ISSUANCE OF UNITS

The Special Warrants, when issued and countersigned as herein provided, shall be valid and enforceable against the Company and, subject to the provisions of this Indenture, the Company shall cause the Units to be acquired pursuant to the exercise of Special Warrants under this Indenture and the certificates representing such Units to be duly issued. At all times prior to the Expiry Date, while any of the Special Warrants are outstanding and subject to obtaining the Shareholder Approval, the Company shall reserve and there shall be conditionally allotted but unissued out of its authorized capital that number of Common Shares sufficient to enable the Company to meet its obligations hereunder. All Common Shares issued pursuant to the exercise of the Special Warrants and pursuant to the exercise of the Warrants shall be issued as fully paid and non-assessable.

6.2 NO AMENDMENT TO COMMON SHARES

So long as any Special Warrants are outstanding, the Company shall not amend the attributes of the Common Shares unless consented to by the Holders by Extraordinary Resolution. For

greater certainty, the Consolidation shall not constitute an amendment of the attributes of the Common Shares for the purposes of this section 6.2.

6.3 PROSPECTUS CLEARANCE

(1) The Company is under no obligation to file a prospectus, registration statement or similar document in any jurisdiction to qualify the distribution of the Special Warrants.

(2) The Company shall use its commercially reasonable best efforts to file the Prospectus and to obtain the Final Receipt within 90 days after the Closing Date. Upon issuance of the Final Receipt, the Company shall give notice thereof to the Trustee by facsimile or courier to the address of the Trustee set out in Article 10, which notice shall have attached to it a copy of the Final Receipt.

6.4 TO MAINTAIN CORPORATE EXISTENCE

The Company shall maintain its corporate existence for a period of not less than 12 months after the expiry date of the Warrants.

6.5 TO MAINTAIN LISTING

The Company shall use its commercially reasonable best efforts to ensure that all Common Shares outstanding or issuable from time to time (including, without limitation, the Common Shares issuable on the exercise of the Special Warrants and on the exercise of the Warrants) continue to be listed or are listed and posted for trading on the TSX for a period of not less than 12 months after the expiry of the Warrants.

6.6 NOTICE OF COMPLETION OF ACQUISITION

Upon the completion of the Acquisition, the Company shall give notice thereof to the Trustee by facsimile or courier to the address of the Trustee set out in Article 10.

6.7 TO PAY TRUSTEE REMUNERATION AND EXPENSES

The Company covenants that it shall pay to the Trustee from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expenses, disbursement or advance as may arise out of or result from the Trustee's negligence, wilful misconduct or bad faith. The Trustee shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees.

6.8 FINANCIAL STATEMENTS

The Company shall furnish to the Trustee within 140 days (or such longer period as the Trustee in its discretion may consent to) after the end of its fiscal year a copy of the consolidated financial statements and of the report of the Company's Auditors thereon, and upon the written

request of the Trustee, such other statements and reports as are furnished to the shareholders of the Company.

6.9 TO PERFORM COVENANTS

The Company shall perform and carry out all of the acts or things to be done by it as provided in this Indenture.

6.10 TRUSTEE MAY PERFORM COVENANTS

If the Company shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Holders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it but, subject to Article 11, shall be under no obligation to perform said covenants or to notify the Holders of such performance by it. All sums expended or advanced by the Trustee in so doing shall be repayable as provided in section 6.7. No such performance, expenditure or advance by the Trustee shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

6.11 CERTIFICATES OF NO DEFAULT

At any time if requested by the Trustee, the Company shall deliver to the Trustee an Officers' Certificate stating that the Company has complied with all covenants, conditions or other requirements contained in this Indenture or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance.

6.12 REPORTING ISSUER STATUS

The Company shall maintain its "**reporting issuer**" or equivalent status in each of the Qualifying Jurisdictions not in default of the requirements of applicable securities laws for a period of not less than six (6) years after the date hereof, subject to completion of the Acquisition.

6.13 SOLICITATION OF SPECIAL WARRANT EXERCISE

The Company agrees not to pay any commission or other remuneration directly or indirectly for soliciting the exercise of Special Warrants.

6.14 CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

The Company covenants with the Trustee to provide a right of rescission to each Holder as hereinafter set forth, which right shall be exercisable either by the Trustee on behalf of a Holder or by a Holder directly:

> The Company has agreed that in the event that a holder of a Special Warrant who acquires a Common Share or Warrant upon the exercise of such Special Warrant as provided for in the Prospectus is or becomes entitled under the Securities Laws (as defined in this Indenture) to the remedy of rescission by reason of the Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the

holder's exercise of its Special Warrants, but also of the private placement transaction pursuant to which the Special Warrants were initially acquired and shall be entitled in connection with such rescission to a full refund from the Company of the amount of the purchase price paid to the Company in respect of the Special Warrants. In the event such holder is a permitted or lawful assignee of the interest of the original Special Warrant subscriber, such assignee shall be entitled to exercise such rights of rescission and refund as if such permitted assignee were such original subscriber. The provisions of this section are a direct contractual right extended by the Company (but specifically not by any Underwriter or the directors, officers or other agent of the Company) to holders of Special Warrants (including the Underwriters), assignees (in respect of whom such rights are hereby granted to, and received by, the Underwriters in trust for assignees) of such holders and holders of Underlying Securities acquired by such holders on exercise of Special Warrants and are in addition to any other right or remedy available to a holder of Special Warrants under section 130 of the *Securities Act* (Ontario) or otherwise at law. The foregoing contractual rights of action for rescission shall be subject to the defence described under section 130(2) of the *Securities Act* (Ontario) which is incorporated herein by reference, *mutatis mutandis*.

ARTICLE 7
ENFORCEMENT

7.1 SUITS BY HOLDERS OF SPECIAL WARRANTS

Subject to section 9.11, all or any of the rights conferred upon any Holder by any of the terms of the Special Warrant Certificates or this Indenture may be enforced by the Holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Holders.

7.2 IMMUNITY OF SHAREHOLDERS ETC.

The Trustee and, by their acceptance of the Special Warrant Certificates and as part of the consideration for the issue of the Special Warrants, the Holders, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, Director, officer, employee or agent of the Company or any Successor Corporation relating to any covenant, agreement, representation or warranty by the Company contained herein or in the Special Warrant Certificates.

7.3 LIMITATION OF LIABILITY

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to the private property of, any of the past, present or future Directors or shareholders of the Company or any Successor Corporation nor any of the past, present or future officers, employees or agents of the Company or any Successor Corporation, but only the property of the Company or any Successor Corporation shall be bound in respect thereof.

7.4 WAIVER OF DEFAULT

Upon the happening of any default hereunder:

(1) the Holders of not less than 51% of the Special Warrants then outstanding shall have the power (*in addition to the powers exercisable by Extraordinary Resolution*) by requisition in writing to instruct the Trustee to waive any default hereunder and the Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(2) the Trustee shall have the power to waive any default hereunder upon such terms and conditions as the Trustee may deem advisable, if, in the Trustee's opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Trustee or of the Holders, as applicable, to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Trustee or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

ARTICLE 8
SUCCESSOR CORPORATIONS

8.1 CERTAIN REQUIREMENTS

Prior to the exercise or deemed exercise of the Special Warrants, the Company shall not, directly or indirectly, sell, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety to any other corporation and shall not amalgamate (except with a wholly-owned Subsidiary) or merge with or into any other corporation (any such other corporation being herein referred to as a "**Successor Corporation**") unless:

(1) the Successor Corporation executes, before or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the Successor Corporation of the due and punctual observance and performance of all the covenants and obligations of the Company under this Indenture; and

(2) such transaction shall be to the satisfaction of the Trustee, acting reasonably, and in the opinion of Counsel, be upon such terms so as to substantially preserve and not impair in any material respect the rights and powers of the Trustee or of the Holders hereunder.

8.2 VESTING OF POWERS IN SUCCESSOR

Whenever the conditions of section 8.1 have been duly observed and performed, the Successor Corporation shall possess and from time to time may exercise each and every right and power of the Company under this Indenture in the name of the Company or otherwise and any act or proceeding by any provision of this Indenture required to be done or performed by any

Directors or officers of the Company may be done and performed with like force and effect by the Directors or officers of such Successor Corporation.

ARTICLE 9
MEETINGS OF HOLDERS OF SPECIAL WARRANTS

9.1 RIGHT TO CONVENE MEETING

The Trustee may at any time and from time to time and shall on receipt of a written request of the Company or a Holders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Company or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Vancouver, British Columbia, or at such other place as may be approved or determined by the Trustee.

9.2 NOTICE OF MEETINGS

At least 21 days' notice of any meeting of the Holders shall be given to the Holders in the manner provided in Article 10 and a copy thereof must be sent to the Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it. Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

9.3 CHAIRMAN

An individual (who need not be a Holder) designated in writing by the Trustee, shall be the chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose an individual present to be chairman.

9.4 QUORUM

Subject to section 9.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and entitled to acquire at least 20% of the aggregate number of Units which could be acquired pursuant to the exercise of all of the then outstanding Special Warrants, provided that at least two Persons entitled to vote thereat are personally present or represented by proxy. If a quorum is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not be entitled to acquire at

least 20% of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants.

9.5 POWER TO ADJOURN

The chairman of any meeting at which a quorum is present may with the consent of the meeting adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6 SHOW OF HANDS

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7 POLL

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Holders and/or proxies for Holders, a poll must be taken in such manner and either at once or after an adjournment, as the chairman directs. Questions other than Extraordinary Resolutions shall, if a poll is taken, be decided by a majority of the votes cast on the poll.

9.8 VOTING

On a show of hands, every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll, each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each Unit to which that Person is entitled to acquire pursuant to the Special Warrant or Special Warrants held or represented by that Person. A proxy need not be a Holder. In the case of joint Holders of a Special Warrant, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Special Warrants of which they are joint Holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of any Special Warrants held or represented by him, but shall not have a second or deciding vote.

9.9 REGULATIONS

(1) The Trustee or the Company with the approval of the Trustee, may from time to time make or vary or restate such regulations as it shall from time to time think fit regarding the following:

(a) providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b) for the deposit of instruments appointing proxies at such place as the Trustee, the Company or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(c) for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or sent by facsimile before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d) generally, the calling of meetings of Holders and the conduct of business thereat.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to section 9.10), shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.10 COMPANY AND TRUSTEE MAY BE REPRESENTED

The Company and the Trustee, by their respective officers or directors, and the legal advisers of the Company and the Trustee, may attend any meeting of the Holders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote thereat, whether in respect of any Special Warrants held by them or otherwise.

9.11 POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION

Subject to applicable law and the rules and regulations of any stock exchange having jurisdiction, in addition to the powers conferred upon them by any other provisions of this Indenture or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:

(1) to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders and/or the Trustee against the Company, or against its property, whether such rights arise under this Indenture or the Special Warrant Certificates or otherwise;

(2) to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or in the Special Warrant Certificates which must be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(3) to sanction any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other corporation or for the sale, leasing, transfer or other disposition of the undertaking, property and

assets of the Company or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if section 8.1 has been complied with;

(4) to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(5) to waive and direct the Trustee to waive any default of the Company hereunder either unconditionally or upon any condition specified in such Extraordinary Resolution;

(6) to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing any of the covenants of the Company contained in this Indenture or the Special Warrant Certificates, or for the execution of any trust or power hereunder;

(7) to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith; and

(8) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders.

Notwithstanding the foregoing, no approval by or sanction of the Holders is required by the Company in respect of the Acquisition.

9.12 MEANING OF "EXTRAORDINARY RESOLUTION"

(1) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as provided in this Article, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article at which there are Holders present in person or by proxy who are entitled to acquire at least 20% of the aggregate number of Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants and passed by the affirmative votes of the Holders entitled to acquire at least 75% of the aggregate number of Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants represented at the meeting and voted on a poll upon such resolution.

(2) If, at any such meeting, the Holders entitled to acquire at least 20% of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than seven days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 10. Such notice must state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting

and passed by the requisite vote as provided in subsection 9.12(1) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Holders entitled to acquire at least 20% of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants are not present in person or by proxy at such adjourned meeting.

(3) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.13 POWERS CUMULATIVE

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.

9.14 MINUTES

Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting (if any) of the Holders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

9.15 INSTRUMENTS IN WRITING

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore provided in this Article provided may also be taken and exercised by Holders entitled to acquire at least 75% of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

9.16 BINDING EFFECT OF RESOLUTIONS

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with section 9.15 shall be binding upon all the Holders of Special Warrants, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE 10
NOTICES

10.1 NOTICE TO THE COMPANY, THE UNDERWRITERS AND THE TRUSTEE

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Company, the Trustee or the Underwriters shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by facsimile transmission:

if to the Company:

Northern Orion Explorations Ltd.
Suite 250 - 1075 West Georgia Street
Vancouver, BC V6E 3C9

Attention: David Cohen
Fax: (604) 434-1487

with a copy to:

Stikeman Elliott LLP
Barristers & Solicitors
Suite 1700, Park Place
666 Burrard Street
Vancouver, BC V6C 2X8

Attention: Neville McClure
Fax: (604) 681-1825

if to the Underwriters:

Griffiths McBurney & Partners
145 King Street West
Suite 1100
Toronto, Ontario
M5H 1J8

Attention: Mark Wellings
Fax: (416) 367-8164

with a copy to:

Cassels Brock & Blackwell LLP
Barristers & Solicitors
2100 Scotia Plaza
40 King Street West
Toronto, Ontario, M5H 3C2

Attention: Mark T. Bennett
Fax: (416) 350-6933

if to the Trustee:

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, BC V6C 3B8

Attention: Manager, Corporate Trust
Fax: (604) 689-8144

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by facsimile transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(2) The Company, the Trustee or the Underwriters, as the case may be, may from time to time notify the others in the manner provided in subsection 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company, the Trustee or the Underwriters, as the case may be, for all purposes of this Indenture.

10.2 NOTICE TO HOLDERS OF SPECIAL WARRANTS

Except as herein otherwise expressly provided and subject to section 10.3, any notice required or permitted to be given to Holders under the provisions of this Indenture shall be deemed to be validly given if personally delivered or if sent by ordinary post to the Holders at their addresses appearing in one of the registers hereinbefore mentioned. Any notice so sent shall be deemed to have been received on the next Business Day after the date of delivery to such address or, if mailed, on the fifth Business Day following the date on which it was mailed. Accidental error or omission in giving notice or accidental failure to give notice to Holders shall not invalidate any action or proceeding founded thereon. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

10.3 MAIL SERVICE INFORMATION

(1) If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Holders, the Trustee, the Underwriters or the Company would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(a) in the case of the Trustee, the Underwriters or the Company, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with section 10.1 by facsimile or other means of prepaid transmitted or recorded communication; and

(b) in the case of Holders, published once (i) in the Cities of Toronto and Vancouver, such publication to be made in the national edition of The Globe & Mail or in a daily newspaper of general circulation published in such cities; and (ii) in such other place or places and manner, if any, as the Trustee may require.

(2) Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected in all of the cities in which publication is required pursuant to subsection 10.3(1).

ARTICLE 11
CONCERNING THE TRUSTEE

11.1 TRUST INDENTURE LEGISLATION

(1) The expression "**Indenture Legislation**" means the provisions, if any, of the *Company Act* (British Columbia) and any other statute of Canada or any province thereof, and of any regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations under trust indentures, to the extent that such provisions may at the time be in force and applicable to this Indenture or the Company.

(2) The Company and the Trustee agree that each shall at all times in relation to this Indenture and in relation to any action to be taken hereunder observe and comply with and be entitled to the benefits of Indenture Legislation.

(3) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

11.2 NO CONFLICT OF INTEREST

The Trustee represents to the Company that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in its role as a fiduciary hereunder. In the event of a material conflict of interest arising in the Trustee's role as fiduciary hereunder the Trustee shall, as soon as practicable but in any case within 20 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor trustee approved by the Company. Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Special Warrant Certificate(s) shall not be affected in any manner whatsoever by reason hereof.

11.3 REPLACEMENT OF TRUSTEE

(1) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company at least 45 days' notice in writing or such shorter notice as the Company may accept as sufficient. The Holders by Extraordinary Resolution shall have the power at any time to remove the existing Trustee and to appoint a new trustee. If the Trustee resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Company shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Company, the retiring Trustee or any Holder may apply to a judge of a court having jurisdiction, on such notice as such Judge may direct, for the appointment of a new

trustee; but any new trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Holders. Any new trustee appointed under any provision of this section must be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the applicable trust indenture legislation of any other province, in that other province, and must be a corporation which is independent of the Company and has no material conflict of interest. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(2) Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party or any corporation succeeding to the trust business of the Trustee, shall be the successor trustee under this Indenture without the execution of any instrument or any further act.

11.4 EVIDENCE, EXPERTS AND ADVISERS

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Indenture Legislation or as the Trustee may reasonably require by written notice to the Company.

(2) In the exercise of its rights and duties hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Trustee pursuant to any provision hereof or any Indenture Legislation or pursuant to a request of the Trustee, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information therein contained which the Trustee in good faith believes to be genuine.

(3) Proof of the execution of an instrument in writing, including a Holders' Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate.

(4) The Trustee may, at the expense of the Company, employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Trustee.

11.5 TRUSTEE MAY DEAL IN SECURITIES

Subject to section 11.2, the Trustee may buy, sell, lend upon and deal in securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

11.6 TRUSTEE NOT ORDINARILY BOUND

Except as otherwise specifically provided herein, the Trustee shall not, subject to the provisions of Indenture Legislation, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained.

11.7 TRUSTEE NOT REQUIRED TO GIVE SECURITY

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.8 TRUSTEE NOT REQUIRED TO GIVE NOTICE OF DEFAULT

The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default.

11.9 ACCEPTANCE OF TRUST

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.10 DUTIES OF TRUSTEE

The Trustee, in exercising its powers and discharging its duties hereunder, shall:

(1) act honestly and in good faith with a view to the best interests of the Holders; and

(2) exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

11.11 ACTIONS BY TRUSTEE

(1) Subject only to section 11.9, the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Holders hereunder shall be conditional upon the Holders delivering to the Trustee:

(a) a Holder's Request or Extraordinary Resolution directing the Trustee to take such act, action, or proceeding;

(b) sufficient funds to commence or continue such act, action or proceeding; and

(c) an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

(2) None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Trustee the Special Warrants held by them, for which Special Warrants the Trustee shall issue receipts.

11.12 PROTECTION OF TRUSTEE

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(1) the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Special Warrant Certificates (except the representation contained in section 11.2 or in the certificate of the Trustee on the Special Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(2) nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto; and

(3) the Trustee shall not be bound to give notice to any person or persons of the execution hereof.

11.13 INDEMNIFICATION OF THE TRUSTEE

The Trustee shall at all times be indemnified and saved harmless by the Company from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Indenture, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Trustee contemplated hereby, legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may

suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Trustee. The foregoing provisions of this section do not apply to the extent that in any circumstances there has been acts of negligence or wilful misconduct by the Trustee or a failure by the Trustee or its employees to act honestly and in good faith or to discharge the Trustee's obligations under section 11.9. This indemnity shall survive the termination or discharge of this Indenture and the resignation or removal of the Trustee.

ARTICLE 12
SUPPLEMENTAL INDENTURES

12.1 SUPPLEMENTAL INDENTURES

(1) From time to time the Trustee and, when authorized by a resolution of its Directors, the Company may, subject to the provisions hereof, and they shall, when required by this Indenture, execute, acknowledge and deliver, by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Company herein contained for the protection of the Holders in addition to those herein specified;

(b) making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Special Warrant Certificates which do not affect the substance thereof and which, in the opinion of the Trustee, it may be expedient to make, provided that the Trustee shall be of the opinion that such provisions and modifications shall not be prejudicial to the interests of the Holders;

(c) adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates and making any modification in the form of the Special Warrant Certificate which does not affect the substance thereof;

(d) evidencing the succession, or successive successions, of other corporations to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 9;

(f) setting forth adjustments in the application of the provisions of Article 4; and

(g) for any other purpose not inconsistent with the terms of this Indenture.

(2) The Trustee may also, without the consent or concurrence of the Holders, by supplemental Indenture or otherwise, concur with the Company in making any changes or corrections in this Indenture which it has been advised by Counsel are required for

the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee the rights of the Trustee and of the Holders are in no way prejudiced thereby.

ARTICLE 13
CONCERNING THE PROCEEDS OF THE OFFERING

13.1 ESCROW ARRANGEMENTS

(1) The gross proceeds of the Offering (the "**Escrowed Proceeds**") shall be delivered on the Closing Date by the Underwriters to the Trustee and held in escrow by the Trustee, invested in short term obligations of the Government of Canada or in other short term investment grade debt obligations as agreed and directed by the Company and the Underwriters in writing, for and on behalf of the Subscribers, the Company and the Underwriters, all in accordance with the provisions of this Article 13. The Canadian dollar equivalent of such portion of the Escrowed Proceeds equal to US$65 million shall be converted into US$65 million on the Closing Date and such US$65 million shall be deposited in escrow with the Trustee. The balance, if any, of the Escrowed Proceeds will be held by the Trustee in Canadian funds.

(2) For the purposes of this Indenture, "**Release Conditions**" means the following conditions:

(a) a definitive purchase and sale agreement among the Company, Wheaton River Minerals Ltd. and BHP Billiton, or their respective affiliates, in respect of the Acquisition in form and substance satisfactory to the Underwriters, acting reasonably, has been executed by the parties thereto;

(b) the Underwriters have received, in form and substance satisfactory to the Underwriters, acting reasonably, a technical report prepared in compliance with National Instrument 43-101 with respect to the Agua Rica deposit;

(c) the Underwriters have received an opinion from U.S. legal counsel to the Company, in form and substance acceptable to the Underwriters and their legal counsel, to the effect that, although not free from doubt, the Company should not be a "passive foreign investment company," as defined in Section 1297 of the United States *Internal Revenue Code*, for the taxable year including the date of the closing of the Acquisition and ending December 31, 2003, with respect to the Special Warrants, the Warrants or the Common Shares issuable upon exercise thereof; and

(d) the Company and the Underwriters, acting reasonably, have delivered a joint notice to the Trustee confirming that:

(i) all conditions precedent to the Acquisition have been satisfied or waived on terms satisfactory to the Company and the Underwriters (other than the payment of the cash portion of the Acquisition purchase price); and

(ii) all shareholder, regulatory and other approvals (including, without limitation, the Shareholder Approval) have been obtained as necessary.

(3) Upon receipt of the Release Certificate by the Trustee prior to the Release Deadline, the Escrowed Proceeds, less the Underwriters' Fee, the Underwriters' *pro rata* portion of the interest earned on the Escrowed Proceeds, the Fiscal Advisory Fee and the expenses of the Underwriters in connection with the Offering, and the remaining interest earned on the Escrowed Proceeds shall be released by the Trustee to the Company to permit the Company to satisfy the payment of the cash portion of the purchase price of the Acquisition. The Underwriters' Fee, the Underwriters' *pro rata* portion of the interest earned on the Escrowed Proceeds, the Fiscal Advisory Fee and any unpaid expenses of the Underwriters in connection with the Offering shall be released by the Trustee to GMP, the aggregate amount of such fee and expenses to be confirmed in writing by the Company and GMP to the Trustee prior to such release. For the purposes of this subsection 13.1(3) and subsections 13.1(4) and (5), the *pro rata* portion of the interest earned on the Escrowed Proceeds payable to the Underwriters shall be equal to 5% of the aggregate interest earned on the full amount of the Escrowed Proceeds or on the amount of Escrowed Proceeds representing the purchase price of Special Warrants which are exercised, as applicable.

(4) Subject to subsection 13.1(5), in the event that the Release Conditions are not satisfied prior to the Release Deadline, the Escrowed Proceeds shall be held in trust for the benefit of the Company to provide the Refund Amount to all Holders who do not deliver an election form in accordance with subsection 13.2(1).

(5) If and to the extent Special Warrants are exercised by any Holder thereof prior to the Expiry Date, then the Trustee shall release to the Company from escrow an amount equal to the Escrowed Proceeds for the Special Warrants so exercised less the Underwriters' Fee earned on the sale of the Special Warrants so exercised, the Underwriters' *pro rata* portion of the interest earned (between the Closing Date and the date such Special Warrants are exercised) on that portion of the Escrowed Proceeds representing the purchase price paid for the Special Warrants so exercised, and *pro rata* portion of the Underwriters' unpaid expenses referred to in subsection 13.1(3), which amount shall be immediately released to GMP, and the remaining interest earned on the Escrowed Proceeds representing the purchase price paid for the Special Warrants so exercised shall be released to the Company. For greater certainty, any Holder who exercises Special Warrants prior to the satisfaction of the Release Conditions shall not be entitled to receive the Refund Amount in respect of the Special Warrants so exercised.

13.2 REFUND OF ESCROWED PROCEEDS

(1) If the Release Conditions have not been satisfied prior to the Release Deadline, the Company shall forthwith deliver a Default Notice to each Holder, the Trustee and the Underwriters. Such notice shall provide that each Holder may elect to exercise all of such Holder's Special Warrants by completing the election form attached to his Special Warrant Certificate and delivering it to the Trustee prior to the Default Deadline. For those Holders who have not made such an election prior to the Default Deadline, the Trustee shall return to each such Holder his respective Refund Amount. Each Holder's

Refund Amount shall be paid to such Holder within three (3) Business Days following the Default Deadline.

(2) If the Shareholder Approval is not obtained at the Shareholders' Meeting, the Company shall, within five (5) days after the Shareholders' Meeting, pay to each Subscriber his respective Refund Amount.

(3) In the event that the Escrowed Proceeds are not sufficient to satisfy the Refund Amounts payable to all Holders who do not elect to exercise their Special Warrants pursuant to subsection 13.2(1) or to all Holders pursuant to subsection 13.2(2) should the Shareholder Approval not be obtained, the Company shall fund any such shortfall.

(4) Any payments made pursuant to this Article 13 shall be made in accordance with subsection 13.2(5) and shall be mailed by the Trustee to such Holders at their address last appearing on the register of the Special Warrants maintained by the Trustee or by wire transfer or delivery of a cheque to the Depository, as applicable. All Special Warrant Certificates representing Special Warrants in respect of which the Refund Amounts have been paid to the Holders shall be deemed to have been cancelled on the Default Deadline or on the date which is within five (5) days after the Shareholders' Meeting, as applicable, and the Trustee shall record the deemed cancellation of such Special Warrant Certificates on the register of the Special Warrants. The Trustee shall furnish the Company with a certificate identifying the Special Warrant Certificates deemed to have been cancelled. All Special Warrants represented by Special Warrant Certificates which have been deemed to have been cancelled pursuant to this subsection 13.2(4) shall be without further force and effect whatsoever.

(5) All disbursements of money made in accordance with the provisions of this Article 13 shall be made by cheque drawn upon a Canadian Schedule I chartered bank or by official cheque drawn upon the account of the Trustee made payable to or to the order of the persons entitled to disbursement or by wire transfer or delivery of such cheque to the Depository, as applicable, and in the correct amount (less all amounts required to be withheld by the Company by law, including without limitation, under the *Income Tax Act* (Canada)). If the Trustee delivers any such cheque or makes any such wire transfer, the Trustee shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not paid on due presentation or such wire transfer is not received; provided that in the event of the non-receipt of such cheque or wire transfer by the payee, or the loss or destruction thereof, the Trustee, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and funding and indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque or a replacement wire transfer in the amount of such non-received wire transfer.

13.3 GMP ACTING AS AGENT FOR ALL UNDERWRITERS

For all purposes of this Article 13, whenever a direction, notice, consent, authorization or other instrument or agreement is to be delivered by the Underwriters to the Trustee hereunder, both the Trustee and the Company shall be entitled to rely on any instrument or agreement signed by GMP, acting as agent for all Underwriters, and the signature of any other Underwriter shall not be required.

ARTICLE 14
GENERAL PROVISIONS

14.1 EXECUTION

This Indenture may be simultaneously executed in several counterparts, and may be executed by facsimile or other means of electronic communication producing a printed copy, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

14.2 FORMAL DATE

This Indenture may be referred to as bearing the formal date May 29, 2003 irrespective of the actual date of execution hereof.

14.3 SATISFACTION AND DISCHARGE OF INDENTURE

Upon the earlier of:

(1) the date by which there shall have been delivered to the Trustee for exercise or destruction all Special Warrant Certificates theretofore certified hereunder;

(2) the Expiry Time; or

(3) upon the payment to the Holders of the Refund Amount payable to the last of the Holders to whom such payment is due under section 13.2.

and if all certificates representing Units, if any, required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Trustee in accordance with such provisions, this Indenture shall cease to be of any force and effect and the Trustee, on demand of and at the cost and expense of the Company and upon delivery to the Trustee of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Trustee by the Company hereunder shall remain in full force and effect and survive the termination of this Indenture.

14.4 PROVISIONS OF INDENTURE AND SPECIAL WARRANTS FOR THE SOLE BENEFIT OF PARTIES AND HOLDERS

Nothing in this Indenture or in the Special Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any

covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NORTHERN ORION EXPLORATIONS LTD.

Per: *(signed) "Robert Cross"*

GRIFFITHS McBURNEY & PARTNERS

Per: *(signed) "Mark Wellings"*

BMO NESBITT BURNS INC.

Per: *(signed) "Egizio Bianchini"*

PACIFIC CORPORATE TRUST COMPANY

Per: *(signed) "Yasmine Juma"*

Per: *(signed) "Dianna Reimer"*

SCHEDULE "A"

to the Special Warrant Indenture between Northern Orion Explorations Ltd., Griffiths McBurney & Partners, BMO Nesbitt Burns Inc. and Pacific Corporate Trust Company dated as of May 29, 2003

FORM OF SPECIAL WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE SPECIAL WARRANTS].

[For U.S. Persons, persons in the United States or persons acting for the account or benefit of a U.S. Person or a person in the United States, the following legend is to be applied in addition to the foregoing legend.]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

SPECIAL WARRANT CERTIFICATE
NORTHERN ORION EXPLORATIONS LTD.

(Incorporated under the laws of British Columbia)

CUSIP 66557D117

No. ●

●
SPECIAL WARRANTS entitling the Holder to acquire, subject to adjustment, one Unit of Northern Orion Explorations Ltd. for each Special Warrant represented hereby

THIS CERTIFICATE IS TO CERTIFY that for value received ●

(herein referred to as the "Holder") is the registered holder of the number of Special Warrants of Northern Orion Explorations Ltd. (the "Company") stated above and is entitled to acquire for each Special Warrant represented hereby (without payment of any additional consideration) one Unit of the Company consisting of one common share in the capital of the Company (a "Common Share") and one half of one share purchase warrant, where each whole warrant (a "Warrant") entitles the Holder to acquire an additional Common Share at a price of $0.20 per Common Share until May 29, 2008, all in the manner and subject to the restrictions and adjustments set forth in the Special Warrant Indenture (as hereinafter defined), at any time during the Exercise Period (as herein defined). Any capitalized term in this Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Special Warrant Indenture.

The "Exercise Period" shall be the period commencing on the first Business Day following the date on which the Shareholder Approval has been received by the Company and expiring at the Expiry Time.

The "Expiry Time" shall be 5:00 p.m. (Toronto time) on the Expiry Date.

The "Expiry Date" shall be the earlier of:

(a) the later of:

(i) the Business Day following the satisfaction of the Release Conditions; and

(ii) the third Business Day following the Qualification Date; and

(b) four months and a day after the Closing Date.

The Special Warrants represented by this Certificate are issued or issuable in fully registrable form only under the provisions of an indenture (which indenture together with all other instruments ancillary thereto is referred to herein as the "Special Warrant Indenture") dated as of May 29, 2003 among the Company, GMP and Pacific Corporate Trust Company (the "Trustee"). Reference is hereby made to the Special Warrant Indenture for a full description of the rights of the holders of the Special Warrants, the Company and the Trustee in respect thereof, and the terms and conditions upon which the Special Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Special Warrant Indenture were herein set forth. By acceptance of this Certificate, the Holder assents to all provisions of the Special Warrant Indenture. To the extent that the terms and conditions set forth in this Certificate conflict with the terms and conditions of the Special Warrant Indenture, the Special Warrant Indenture shall prevail. The Company will furnish to the holder of this Certificate, upon request and without charge, a copy of the Special Warrant Indenture.

The Escrowed Proceeds shall be deposited in escrow with the Trustee, as escrow agent. If the Release Conditions have not been satisfied prior to the earlier of (i) July 31, 2003 and (ii) any day prior to this date on which the Company publicly announces the termination of the Acquisition, or such other date as the Holders shall determine in accordance with the terms of the Special Warrant Indenture (the "Release Deadline"), all Holders shall receive a Default Notice in accordance with the terms of the Special Warrant Indenture. Unless a Holder elects to exercise all of his Special Warrants by completing the Election Form attached to this Certificate and delivering same to the Trustee prior to the Default Deadline, the Company will deliver to such Holders the Refund Amount in the manner provided in the Special Warrant Indenture.

The Company shall use its reasonable best efforts to file the Prospectus (to qualify the distribution of the Underlying Securities upon exercise or deemed exercise of the Special Warrants in the Qualifying Jurisdictions) and to obtain the Final Receipt within 90 days after the Closing Date.

In the event that prior to the Expiry Time the Holder has not exercised the Special Warrants represented hereby, and, if Default has occurred, the Trustee has received the attached election form from the Holder, then all of the Special Warrants represented by this Certificate shall be deemed to have been exercised into Units immediately prior to the Expiry Time without any further action on the part of the Holder.

Upon exercise or deemed exercise, the Special Warrants so exercised shall be void and of no value or effect.

Certificates representing the Common Shares and Warrants issued upon exercise or deemed exercise of the Special Warrants (reflecting any adjustments as provided herein and in the Special Warrant Indenture) shall, within three (3) Business Days after the Exercise Date, be

mailed by the Company to the address of the Holder thereof last appearing on the register of Holders maintained by the Trustee. The Warrants shall be issued pursuant to the terms of a Warrant Indenture.

Except in the circumstances provided in subsection 3.2(3) of the Special Warrant Indenture, the right to acquire Units may only be exercised by the Holder within the time set forth above by:

(a) duly completing and executing the Exercise Form attached hereto; and

(b) surrendering this Special Warrant Certificate to the Trustee at the principal transfer office of the Trustee in the City of Vancouver, British Columbia.

If the Special Warrants represented by this Certificate are exercised by the Holder prior to the Expiry Time, the Common Shares and Warrants making up the Units issued upon exercise of the Special Warrants and the Common Shares issuable upon exercise of the Warrants shall be subject to hold periods under applicable securities legislation and the certificates representing such securities shall be endorsed with legends to that effect.

The Special Warrants represented by this Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the offices referred to above.

Upon surrender of these Special Warrants, the person or persons in whose name or names the Units issuable upon exercise of the Special Warrants are to be issued shall be deemed for all purposes (except as provided in the Special Warrant Indenture) to be the holder or holders of record of such Units and the Company has covenanted that it will (subject to the provisions of the Special Warrant Indenture) cause a certificate or certificates representing the Units to be delivered or mailed to the person or persons at the address or addresses specified in the Exercise Form within three (3) Business Days.

The Special Warrant Indenture provides for adjustments to certain rights of holders including the number of common shares issuable upon exercise or deemed exercise of the Special Warrants upon subdivision, consolidation or reclassification of the Common Shares or any reclassification, capital reorganization, amalgamation or merger of the Company and certain distributions of securities, including rights, options or warrants to purchase Common Shares or securities convertible or exchangeable into Common Shares or assets of the Company. The Holder should refer to the Special Warrant Indenture which provides for adjustments in certain other events.

The terms and conditions relating to the Special Warrants and this Certificate may be modified, changed or added to in accordance with the provisions of the Special Warrant Indenture. The Special Warrant Indenture contains provisions making binding upon all Holders of Special Warrants outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders entitled to acquire a specified percentage of the Units which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants.

The holding of the Special Warrants evidenced by this Certificate shall not constitute, or be construed as conferring upon, a Holder any right or interest whatsoever as a shareholder of the

Company except such rights as may be provided in the Special Warrant Indenture or in this Certificate.

At any time prior to the Expiry Time, the Holder of this Certificate may, upon compliance with the reasonable requirements of the Trustee and upon surrender of this Certificate, exchange this Certificate for another Certificate or Certificates entitling the Holder thereof to receive, in the aggregate, the same number of Units as are issuable under this Certificate.

The Special Warrants evidenced by this Certificate may only be transferred upon due execution and delivery to the Trustee of a Transfer Form in the form attached hereto and in compliance with all the conditions prescribed in the Special Warrant Indenture and compliance with such other reasonable requirements as the Trustee may prescribe.

The Special Warrants represented hereby and securities which may be acquired hereunder have not been registered under the U.S. Securities Act and may not be transferred to or exercised by a person that is, or is acting on behalf of, any U.S. Person or person within the United States (collectively, a "U.S. Holder") unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act. The Holder agrees to inform the Company promptly if he is or becomes a U.S. Holder. In the event of a deemed exercise of the Special Warrants, unless the Holder has previously informed the Company that he is a U.S. Holder, the Holder shall be deemed to have represented and warranted to the Company as of the date of such exercise that he is not a U.S. Holder.

This Special Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Trustee under the Special Warrant Indenture.

The registered holder of this Special Warrant Certificate expressly acknowledges having requested, and consents to, the drawing in the English language only of this Special Warrant Certificate evidencing the Warrants registered in his name and all documents relating to such Special Warrants. Le détenteur inscrit du présent certificat de bons de souscription reconnaît expressément avoir demandé et consenti que le présent certificat attestant qu'il est le détenteur inscrit de bons de souscription, ainsi que tous les documents s'y rapportant, soient rédigés en anglais seulement.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Special Warrant Certificate to be signed as of the _____ day of ________, 2003.

NORTHERN ORION EXPLORATIONS LTD.

By: ________________________________

Name:
Title:

poulusi\126923\6

This Special Warrant Certificate is one of the Special Warrant Certificates referred to in the Special Warrant Indenture.

PACIFIC CORPORATE TRUST COMPANY
Trustee, Vancouver

By: ______________________________
Authorized Officer

EXERCISE FORM

To: **NORTHERN ORION EXPLORATIONS LTD.**

And To: **PACIFIC CORPORATE TRUST COMPANY**

(a) The undersigned Holder of the Special Warrants evidenced by the within Certificate hereby irrevocably subscribes for, and exercises his right to be issued, the number of Common Shares set forth below and that number of Warrants which is 50% of such number of Common Shares, such Common Shares and Warrants being issuable upon exercise of such Special Warrants pursuant to the terms specified in the said Special Warrants and the Special Warrant Indenture.

(b) The undersigned hereby acknowledges that he is aware that if the said right is being exercised before [the date which is four months and a day after the date of issuance of his Special Warrants], the Common Shares and Warrants received on exercise may be subject to restrictions on resale under applicable securities legislation.

(c) In connection with this subscription: **(check one)**

☐ The undersigned hereby certifies that (i) he is not a U.S. Person (as defined in Rule 902(k) of Regulation S under the United States *Securities Act* of 1933), (ii) at the time of exercise he is not within the United States, and (iii) he is not exercising any of the Special Warrants represented by this Special Warrant Certificate by or on behalf of any U.S. Person or Person within the United States; OR

☐ The undersigned is delivering a written opinion of U.S. Counsel to the effect that the Special Warrants and the Common Shares and Warrants to be delivered upon exercise hereof have been registered under the United States *Securities Act* of 1933 or are exempt from registration thereunder; OR

☐ The undersigned hereby certifies as follows:

(i) the undersigned is a Person within the United States at the time of exercise and is an "accredited investor" as defined in Rule 501(a) under the United States *Securities Act* of 1933;

(ii) the undersigned acknowledges that he is acquiring the Common Shares and Warrants for his own account for investment purposes only, and not with a view to any resale, distribution or other disposition in violation of the United States *Securities Act* of 1933 or applicable state securities laws;

(iii) the undersigned has been provided the opportunity to ask questions and solicit information concerning the business and financial condition of the Company, has utilized such access to his full satisfaction and has received from the Company all information he has requested; and

(iv) the undersigned has such knowledge and experience in financial and business affairs so as to be capable of evaluating the merits and risks of an investment in the Common Shares.

(d) The undersigned hereby irrevocably directs that the Common Shares and Warrants be issued and delivered as follows:

Name(s) in full	Address(es) (include Postal Code)	Number(s) of Common Shares	Number of Warrants 50% of the number of Common Shares
	TOTAL		

(Please print full name in which certificate(s) are to be issued. If any of the Common Shares and Warrants are to be issued to a Person or Persons other than the Holder, the Holder must pay to the Trustee all requisite taxes or other government charges.)

Dated this ______ day of ______________________, ___________.

____
Signature Guaranteed

____
Signature of Registered Holder

____
Name of Registered Holder

☐ Please check box if certificates representing these Common Shares and Warrants are to be delivered at the office of the Trustee where this Special Warrant Certificate is surrendered, failing which the certificates shall be mailed to the address(es) set forth in (d) above.

Instructions:

The registered holder may exercise his right to receive Common Shares and Warrants by completing this form and surrendering this form and the Special Warrant Certificate representing the Special Warrants being exercised to Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C., V6C 3B8. Certificates for Common Shares and Warrants shall be delivered or mailed within three (3) Business Days after the exercise of the Special Warrants.

If the Exercise Form indicates that Common Shares and Warrants are to be issued to a person or persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Schedule "A" major chartered bank/trust company, or a member of an acceptable medallion guarantee program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company.

If the registered holder exercises his right to receive Common Shares and Warrants prior to the Expiry Date, the Common Shares and Warrants may be subject to a hold period and may be issued with a legend reflecting such hold period.

TRANSFER FORM

ANY TRANSFER OF SPECIAL WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

To: NORTHERN ORION EXPLORATIONS LTD.

And To: PACIFIC CORPORATE TRUST COMPANY

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to ______________________________, _______ Special Warrants represented by this Special Warrant Certificate and does hereby irrevocably appoint______________________ ____________________as its attorney with full power of substitution to transfer the said Special Warrants on the appropriate register of the Trustee.

DATED this _____ day of ______________________, __________.

____________________________	____________________________
Signature Guaranteed	Signature of Registered Holder
	____________________________
	Name of Registered Holder

(The following to be completed by the transferee)

In connection with this transfer the undersigned transferee hereby certifies that (i) he is not a U.S. Person (as defined in Rule 902(k) of Regulation S under the United States *Securities Act* of 1933), (ii) at the time of transfer he is not within the United States, and (iii) he is not acquiring any of the Special Warrants represented by this Special Warrant Certificate by or on behalf of any U.S. Person or Person within the United States.

____________________________	____________________________
Signature Guaranteed	Signature of Transferee
____________________________	____________________________
Date	Name of Transferee (Please Print)

Instructions:

Signature of the Holder must be the signature of the registered holder appearing on the face of this Special Warrant Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule "A" major chartered bank/ trust company or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

Special Warrants shall only be transferable in accordance with applicable laws and the applicable provisions of the Special Warrant Indenture. The transfer of Special Warrants may result in the Common Shares and Warrants received upon the exercise of the Special Warrants not being freely tradable in the jurisdiction of the purchaser.

ELECTION FORM

To: Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, BC
V6C 3B8

The undersigned hereby elects to exercise __________ Special Warrants represented by the within Special Warrant Certificate and encloses a duly completed and executed Exercise Form.

DATED this _______ day of __________________, 2003.

____
Signature of Registered Special Warrantholder

____
Name of Registered Special Warrantholder

____

____
Address of Registered Special Warrantholder

SCHEDULE "B"

to the Special Warrant Indenture between Northern Orion Explorations Ltd.,
Griffiths McBurney & Partners, BMO Nesbitt Burns Inc.
Pacific Corporate Trust Company dated as of May 29, 2003

RELEASE CERTIFICATE

TO: Pacific Corporate Trust Company

RE: Special Warrant Indenture (the "**Special Warrant Indenture**") dated as of May 29, 2003 between Northern Orion Explorations Ltd., Griffiths McBurney & Partners, BMO Nesbitt Burns Inc. and Pacific Corporate Trust Company

---

Pursuant to Article 13 of the Special Warrant Indenture, the undersigned hereby certifies that the Release Conditions, other than receipt of all shareholder, regulatory and other approvals, have been satisfied.

Pursuant to subsection 13.1(3) of the Special Warrant Indenture, the Escrowed Proceeds are to be released as follows:

(a) $______________ to the Company;

(b) $______________ to GMP for the Underwriters' Fee and earned interest thereon;

(c) $______________ to GMP for the Underwriters' expenses; and

(d) $______________ to GMP for the Fiscal Advisory Fee.

Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Special Warrant Indenture.

DATED this _____ day of __________, 2003.

NORTHERN ORION EXPLORATIONS LTD.

By:____________________________________
Authorized Signing Officer

GRIFFITHS McBURNEY & PARTNERS

By:______________________________
Authorized Signing Officer

BMO NESBITT BURNS INC.

By:______________________________
Authorized Signing Officer

The Company further confirms that all shareholder, regulatory and other approvals (including, without limitation, the Shareholder Approval) have been obtained.

NORTHERN ORION EXPLORATIONS LTD.

By: ______________________________
Authorized Signing Officer

SCHEDULE "C"

to the Special Warrant Indenture between Northern Orion Explorations Ltd., Griffiths McBurney & Partners, BMO Nesbitt Burns Inc. and Pacific Corporate Trust Company dated as of May 29, 2003

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO: **Pacific Corporate Trust Company**
as registrar and transfer agent
for Special Warrants of Northern Orion Explorations Ltd.

The undersigned (a) acknowledges that the sale of the securities of Northern Orion Explorations Ltd. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an "affiliate" of the Company as that term is defined in Rule 405 of the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a Designated Offshore Securities Market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any Directed Selling Efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ____________________

____
Print Name of Seller

By: ______________________________
Name:
Title:

RIO ALGOM LIMITED

and

WHEATON RIVER MINERALS LTD.

and

NORTHERN ORION EXPLORATIONS LTD.

AGREEMENT
for the sale and purchase of the Alumbrera Interests

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made effective as of the 2nd day of April, 2003

BETWEEN

RIO ALGOM LIMITED, a corporation amalgamated under the laws of the Province of Ontario, Canada, whose registered office is at Suite 4200, Toronto Dominion Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1N6, Canada

– and –

WHEATON RIVER MINERALS LTD., a corporation incorporated under the laws of the Province of Ontario, Canada, whose principal office is at Suite 1560, 200 Burrard Street, Vancouver, B.C., V6C 3L6, Canada

– and –

NORTHERN ORION EXPLORATIONS LTD., a corporation incorporated under the laws of the Province of British Columbia, Canada, whose head office is at Suite 250, 1075 West Georgia Street, Vancouver, B.C., V6E 3C9, Canada

IT IS AGREED as follows:

ARTICLE 1
INTERPRETATION

1.1 In this Agreement and all Schedules hereto, the following expressions shall have the following meanings:

"50% of the Shareholder Subordinated Loan Agreement Assigned Rights" has the meaning given in paragraph 2(a) of Schedule 1;

"Accounts" means in relation to any financial year of MEB, Cayman Acquisition Co. or Canada Acquisition Co.:

(i) the audited balance sheet of that company (and the audited consolidated balance sheet, if any, of that company and its subsidiaries) as at the Accounts Date in respect of that financial year; and

(ii) the audited income statement of that company (and the audited consolidated income statement, if any, of that company and its subsidiaries) in respect of that financial year,

together with any notes, reports or statements included in or annexed to them;

"Accounts Date" means in relation to any financial year of any company, the last day of that financial year;

"Agreement Among Guarantors" means the agreement dated as of February 26, 1997 made between MIM, Wheaton (as assignee of North) and Rio Algom;

"Agreement Among Sponsors" means the agreement dated as of November 30, 2000 made among MAA, MIM, Wheaton (as assignee of North) and Rio Algom;

"Alumbrera Consideration" means the consideration for the Alumbrera Interests specified in Clause 3.1;

"Alumbrera Interests" means together the shares, loans receivable, contractual rights and other assets described in Schedule 1;

"Alumbrera Project" means the development, establishment and operation of the copper and gold mining facilities with respect to the Bajo de la Alumbrera deposit in Northwestern Argentina operated by MAA;

"Applicable Laws" shall mean, with respect to any person, any law (including common law and the laws of equity), constitution, statute, treaty, regulation, rule, ordinance, order, decision, directive, declaration, decree, injunction, writ, judgment, ruling or award from or issued by any Official Body applicable to such person or any of its properties, assets, officers, directors or employees;

"Assigned Loan Rights" means together 50% of the Shareholder Subordinated Loan Agreement Assigned Rights, the RBI Subordinated Loan Agreement Assigned Rights and the MNR Subordinated Loan Agreement Assigned Rights and the rights and obligations of Rio Algom under the Common Security Agreement and Transfer Restrictions Agreement in respect of the Subordinated Loans and the foregoing;

"Assigned MEB Share Rights" mean the MEB Shares and the rights and obligations of Rio Algom as a shareholder of MEB under the MEB Shareholders Agreement, the MEB Funding Agreement and the MAA Shareholders Agreement, being the rights and obligations which were originally those of Rio Algom Investments Inc.

"Business Day" means a day on which banks generally are open in Houston, Bermuda, Toronto, Vancouver and London, England for the transaction of normal banking business;

"**Canada Acquisition Co.**" means Canada Pampas Ltd., a corporation incorporated under the laws of the Province of Ontario whose shares and any outstanding debt will be held 50% by Northern Orion Canco and 50% by Wheaton Canco, and which corporation will acquire the Assigned Loan Rights;

"**Cayman Acquisition Co.**" means Cayman Pampas Ltd., a corporation incorporated under the laws of the Cayman Islands whose shares and any

outstanding debt will be held 50% by Northern Orion Cayco and 50% by Wheaton Cayco, and which corporation will acquire the Assigned MEB Share Rights;

"Claim Against Northern Orion" means any claim for breach of a Northern Orion Warranty;

"Claim Against Rio Algom" means any claim for breach of a Rio Algom Warranty;

"Claim Against Wheaton" means any claim for breach of a Wheaton Warranty;

"Common Security Agreement" means the agreement dated as of February 26, 1997, as amended and assigned and now made among MAA, MIP, MEB, Wheaton Alumbrera (as assignee of Wheaton Cayman, assignee of the rights and obligations of Affiliates of North Limited under certain Subordinated Loan Agreements (as defined therein)), Rio Algom as assignee of the rights and obligations of RBI and certain of the rights and obligations of MEB under certain Subordinated Loan Agreements (as defined therein), ABN AMRO Bank (België) N.V., a banking company organised under the laws of the Netherlands, Australia and New Zealand Banking Group Limited, a banking company organised under the laws of Australia, Canadian Imperial Bank of Commerce, a commercial bank organised under the laws of Canada, Citibank, N.A., a national banking association organised under the laws of the United States of America, for itself, as administrative agent for the Bank Lenders and as Collateral Accounts Sub-Agent (both expressions as defined therein), Dresdner Bank AG, a banking corporation organised under the laws of the Federal Republic of Germany, Kreditanstalt für Wiederaufbau, a public corporation under the laws of the Federal Republic of Germany, Eximbank and the Trustee;

"Common Warranties" has the meaning assigned to the term in Part C of Schedule 4;

"Completion" means completion of the sale and purchase of the Alumbrera Interests under this Agreement;

"**company**" means a company, body corporate, association or society, or body politic and corporate, however and wherever incorporated;

"Conditions Precedent" means the conditions specified in Article 4 below;

"Disclosure Document" has the meaning assigned to the term in Article 12 below;

"Disclosure Letter" means the letter from Rio Algom to the Parents signed and delivered immediately before entry into of this Agreement disclosing for the purposes of this Agreement:

(i) information constituting exceptions to the Rio Algom Warranties; and

(ii) particulars of other matters referred to in this Agreement;

"Easement Support Agreement" means the agreement dated as of February 26, 1997 made among MIM, Wheaton (as assignee of North), Rio Algom, MAA and the Trustee;

"EDC" has the meaning assigned to the term in Clause 4.1(d);

"EFIC" has the meaning assigned to the term in Clause 4.1(d);

"**Effective Date**" means April 2, 2003;

"Eximbank" means Export-Import Bank of the United States, an agency of the United States of America;

"Financial Statements" mean the unaudited consolidated financial statements of MEB for the fiscal years ended 2002, 2001 and 2000 each consisting of a balance sheet, a statement of income, a statement of retained earnings and a statement of changes in financial position and any notes to such financial statements;

"Guarantee and Confidentiality Undertaking" means the Guarantee and Confidentiality Undertaking dated as of February 26, 1997 made among Rio Algom, Wheaton (as assignee of North) and the other parties hereto and appended to the amended and restated MAA Shareholders Agreement;

"Last Accounts" means in relation to any company, the Accounts of that company in respect of its most recently completed financial year;

"LIBOR" means the rate per annum, calculated in the basis of a year of 360 days, which is equal to the arithmetic mean (rounded, if necessary, to the nearest fifth decimal place) of the respective offered rates for US$ deposits for a period of 90 days as they appear on the Reuters display page designated as "LIBO" (or such other page as may replace such page on such service, or on another service designated by the British Bankers' Association for the purpose of displaying the rates at which US$ deposits are offered by leading banks in the London inter-bank market) at or about 11:00 a.m. (London time) on the date two London business days prior to the relevant day;

"Loss" means any and all loss, liability, damage, cost or expense actually suffered or incurred by a Party resulting from any breach of a Warranty, including the reasonable costs and expenses of any action, suit, proceeding, demand, assessment, judgement, settlement or compromise relating thereto, but

(i) excluding loss of profits, indirect or consequential damages, special damages, and excluding any contingent liability until it becomes actual;

(ii) reduced by any net tax benefit to the Party who has suffered the Loss; and

(iii) reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other person;

"MAA" means Minera Alumbrera Limited (Argentine Branch), a branch registered under the laws of Argentina of Minera Alumbrera Limited, a company incorporated under the laws of Antigua and Barbuda;

"May 2003 Payment" has the meaning assigned to the term in Clause 5.2;

"MAA Shareholders Agreement" means the amended and restated shareholders agreement dated as of February 26, 1997 made between MEB, MIP, MAA, Rio Algom, Medina and MIM, as subsequently amended;

"MEB" means Musto Explorations (Bermuda) Limited, a company incorporated under the laws of Bermuda;

"MEB Funding Agreement" means the agreement made as of February 26, 1997 between Wheaton (as assignee of North), Medina, Wheaton Cayman (as assignee of NFB), Rio Algom and MEB;

"MEB Shareholders Agreement" means the agreement dated as of February 26, 1997 between Wheaton (as assignee of North), Medina, Wheaton Cayman (as assignee of NFB), Rio Algom and MEB;

"MEB Shares" means the issued shares in MEB at the date of this Agreement and at Completion which are registered in the name of Rio Algom (and any other members of the Rio Algom Group);

"Medina" means Medina Ltd., a company incorporated under the laws of Bermuda;

"MIGA" means the Multilateral Investment Guarantee Agency;

"MIM" means M.I.M. Holdings Limited, a company incorporated under the laws of Queensland, Australia;

"MIP" means Mount Isa Pacific Pty. Ltd., a company incorporated under the laws of Queensland, Australia;

"MNR Subordinated Loan Agreement" means the MNR subordinated loan agreement dated as of September 4, 1997, as amended, restated and now made among MAA, MIP, Wheaton Alumbrera (as assignee of Wheaton Cayman, the assignee of NFB) and Rio Algom (as assignee of RBI);

"MNR Subordinated Loan Agreement Assigned Rights" has the meaning given in paragraph 2(b) of Schedule 1;

"MNR Subordinated Loan Agreement Assignment and Assumption Agreement" means the assignment and assumption agreement dated as of February 28, 2001 between RBI and Rio Algom with respect to the MNR Subordinated Loan Agreement;

"NFB" means North Finance (Bermuda) Limited, a company incorporated under the laws of Bermuda;

"North" means North Limited (ACN 005 233 689), a company incorporated under the laws of Victoria, Australia;

"North Finance" means North Finance Limited (ABN 73 008 581 217), a company incorporated under the laws of the Australian Capital Territory;

"Northern Orion" means Northern Orion Explorations Ltd., a corporation incorporated under the laws of the Province of British Columbia;

"Northern Orion Canco" means Northern Orion Canada Pampas Ltd., a direct wholly-owned subsidiary of Northern Orion incorporated under the laws of the Province of Ontario whose assets at Completion will include 50% of the issued and outstanding shares and debt of Canada Acquisition Co.;

"Northern Orion Canco Note" has the meaning assigned to the term in Clause 3.8;

"Northern Orion Cayco" means Northern Orion Cayman Pampas Ltd., a direct wholly-owned subsidiary of Northern Orion Canco incorporated under the laws of the Cayman Islands whose assets at Completion will include 50% of the issued and outstanding shares and debt of Cayman Acquisition Co.;

"**Northern Orion Loan**" has the meaning assigned to the term in Clause 3.8;

"**Northern Orion Security Agreement**" has the meaning assigned to the term in Clause 3.8;

"Northern Orion Warranties" means the warranties set out in Part A and Part C of Schedule 4;

"**OBCA**" means the *Business Corporations Act* (Ontario);

"Official Body" means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or any agency, authority, bureau, regulatory or administrative authority, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, judicial entity or arbitrator, whether foreign or domestic;

"**Original Wheaton Agreement**" means the agreement between Rio Algom and Wheaton Cayman evidenced by letters dated March 6, 2003, March 20, 2003 and April 3, 2003;

"Parents" means, together, Wheaton and Northern Orion;

"Parents' Alumbrera Interests" means those Alumbrera Interests which do not constitute Assigned Loan Rights or Assigned MEB Share Rights, including the rights and obligations of Rio Algom under the MEB Funding Agreement, the MEB Shareholders Agreement and the Transfer Restrictions Agreement which Rio Algom has as an original party to these agreements and not as successor to Rio Algom Investments Inc. or assignee of RBI;

"Parents' Disclosure Letter" means the letter from the Parents to Rio Algom signed and delivered immediately before entry into of this Agreement disclosing for the purposes of this Agreement:

(i) information constituting exceptions to the Parents' Warranties; and

(ii) particulars of other matters referred to in this Agreement;

"Parents' Group" at any time means the group of companies comprising the Parents and their respective subsidiaries at that time and shall be deemed to include Canada Acquisition Co., Cayman Acquisition Co., Wheaton Canco, Wheaton Cayco, Northern Orion Canco and Northern Orion Cayco;

"**Parents Security Agreements**" mean the Wheaton Security Agreement and the Northern Orion Security Agreement;

"**Parents' Warranties**" means, collectively, the Wheaton Warranties and the Northern Orion Warranties;

"Parties" means Rio Algom, Wheaton and Northern Orion and **"Party"** means any one of them;

"Permit" shall mean any and all permits, licences, concessions, approvals, certificates, consents, certificates of approval, rights, privileges or franchises, registrations (including any required export/import approvals) and exemptions of any nature and other authorizations, including any environmental permits, conferred or otherwise granted by any Official Body and used or required in connection with the Alumbrera Project or the business of MEB as currently being conducted;

"**person**" includes an individual, partnership, company, corporation, joint stock company, trust (including a business trust), unincorporated association, joint venture and other entity and any Official Body;

"**Properties**" shall mean the lands and premises of which MAA is the registered, recorded or beneficial owner or holder, or in which it has been granted, leased or conceded any right, title or interest by any person;

"**RBI**" means RAL (Barbados) Inc., a company incorporated under the laws of Barbados;

"**RBI Subordinated Loan Agreement**" means the subordinated loan agreement dated as of February 26, 1997, between RBI and MAA, as subsequently amended;

"**RBI Subordinated Loan Agreement Assigned Rights**" has the meaning given the term in paragraph 2(c) of Schedule 1;

"**RBI Subordinated Loan Agreement Assignment and Assumption Agreement**" means the assignment and assumption agreement dated February 28, 2001 between RBI and Rio Algom with respect to the RBI Subordinated Loan Agreement;

"**Reimbursement Agreement**" means the agreement dated as of November 30, 2000 made among MAA, MIM, Wheaton (as assignee of North) and Rio Algom;

"**Rio Algom**" means Rio Algom Limited, a corporation amalgamated under the laws of the Province of Ontario, Canada and (i) the successor by amalgamation to the rights and obligations of Rio Algom Investments Inc. under the Alumbrera Agreements and (ii) the assignee of the rights of RBI under the MNR Subordinated Loan Agreement and the RBI Subordinated Loan Agreement;

"**Rio Algom Agreements**" means, collectively, the agreements described in Schedule 2 and "**Rio Algom Agreement**" means any one of them;

"**Rio Algom Group**" at any time means together (a) BHP Billiton plc, BHP Billiton Limited and their respective subsidiaries at that time and (b) Rio Algom and its subsidiaries at that time (but in any case excluding, for the avoidance of doubt, MEB);

"**Rio Algom Warranties**" means the warranties set out in Schedule 3;

"**Rio Tinto**" means Rio Tinto Limited, a company incorporated in the State of Victoria, Australia;

"**RTFL**" means Rio Tinto Finance Limited (ACN 008 559 046), a company incorporated under the laws of the Australian Capital Territory, Australia;

"**Schedules**" means Schedules 1 to 9 to this Agreement and "**Schedule**" shall be construed accordingly;

"Security Agreement" means the agreement dated as of April 6, 2001 made among MAA, MIM, Wheaton (as assignee of North), Rio Algom, Wheaton Alumbrera (as assignee of Wheaton Cayman, assignee of RTFL) and the Trustee;

"security interest" means any security interest of any nature whatsoever including, without limitation, any mortgage, charge, pledge, lien, assignment by way of security or other encumbrance or similar interest under the laws of any relevant jurisdiction;

"Senior Lenders" has the meaning assigned to the term in the Common Security Agreement;

"Shareholder Subordinated Loan Agreement" means the amended and restated shareholder subordinated loan agreement dated as of June 6, 1996 between MAA, MIP and Wheaton Alumbrera (as assignee of Wheaton Cayman) and Rio Algom as assignees of the original interests of MEB, as subsequently amended;

"Shareholder Subordinated Loan Agreement Assignment and Assumption Agreement" means the assignment and assumption agreement dated as of February 28, 2001 between MEB and Rio Algom with respect to the Shareholder Subordinated Loan Agreement;

"Subordinated Loans" means the aggregate outstanding indebtedness owed by MAA to Rio Algom pursuant to the MNR Subordinated Loan Agreement, RBI Subordinated Loan Agreement and Shareholder Subordinated Loan Agreement;

"subsidiary" in relation to a particular company, has the meaning assigned to the term in Section 1(2) of the OBCA as in force at the date hereof;

"Taxes" means all taxes, including all income, sales, goods and services, value-added, capital, capital gains, transfer, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, custom, stamp or excise duties, fees, assessments, re-assessments, levies or similar charges in the nature of a tax including government pension plan and plan contributions, employment insurance payments and workers compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties, imposed by any Official Body, and whether disputed or not;

"Transfer Restrictions Agreement" means the agreement dated as of February 26, 1997 between MIM, Wheaton (as assignee of North), Rio Algom, MIP, MEB, Wheaton Alumbrera (as assignee of Wheaton Cayman, as assignee of North Finance), Citibank, N.A., as administrative agent for the Bank Lenders (as defined in the Common Security Agreement), Kreditanstalt Für Wiederaufbau, Eximbank and the Trustee;

"Trustee" means Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) or such other entity which is for the time being trustee on behalf of the Senior Lenders;

"US$" or "US dollar" means the lawful currency for the time being of the United States of America;

"UTE Agreement" means the agreement dated April 27, 1994 between Yacimientos Mineros de Agua de Dionisio (YMAD) and Minera Alumbrera Limited, as amended;

"**Warranties**" means collectively the Rio Algom Warranties and the Parents' Warranties;

"Wheaton" means Wheaton River Minerals Ltd., a corporation incorporated under the laws of the Province of British Columbia and the assignee of the rights and obligations of North under the agreements referred to in this Clause 1.1;

"Wheaton Alumbrera" means Wheaton River (Alumbrera) Ltd., a company organised under the laws of the Province of Ontario;

"Wheaton Cayman" means Wheaton River (Cayman Islands) Ltd., a company incorporated under the laws of the Cayman Islands and the assignee of certain of the rights and obligations of Medina, RTFL, NFB, and North Finance under the agreements referred to in this Clause 1.1;

"Wheaton Loan" has the meaning assigned to the term in Clause 3.5;

"Wheaton Canco" means Wheaton River Canada Pampas Ltd., a direct wholly-owned subsidiary of Wheaton incorporated under the laws of the Province of Ontario whose assets at Completion will include 50% of the issued and outstanding shares and debt of Canada Acquisition Co.;

"Wheaton Canco Note" has the meaning assigned to the term in Clause 3.5;

"Wheaton Cayco" means Wheaton River Cayman Pampas Ltd., a direct wholly-owned subsidiary of Wheaton Canco incorporated under the laws of the Cayman Islands whose assets at Completion will include 50% of the issued and outstanding shares and debt of Cayman Acquisition Co.;

"Wheaton Security Agreement" has the meaning assigned to the term in Clause 3.5; and

"Wheaton Warranties" means the warranties set out in Part B and Part C of Schedule 4.

Other terms may be defined elsewhere in this Agreement and, unless otherwise indicated, shall have such meaning indicated throughout this Agreement.

1.2 In this Agreement and the Schedules hereto, unless the context otherwise requires:

(a) the division of this Agreement into articles, clauses and schedules and the insertion of a contents page and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, clause and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words "hereto", "herein", "hereby", "hereof" and "hereunder" and similar expressions refer to this Agreement and not to any particular section or portion of it. References to an Article, Clause or Schedule refer to the applicable article, clause or schedule of this Agreement;

(b) unless specified otherwise, reference in this Agreement to a statute refers to that statute as it may be amended from time to time, or to any restated or successor legislation of comparable effect;

(c) references to any document or agreement, including this Agreement, include such document or agreement as amended, novated, substituted, varied, supplemented or replaced from time to time;

(d) words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all or any other gender;

(e) all accounting and financial terms used herein, unless specifically provided to the contrary, shall be interpreted and applied in accordance with generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles, and where the Canadian Institute of Chartered Accountants includes a recommendation in its Handbook concerning treatment of any accounting matter, such recommendation shall be regarded as the only generally accepted accounting principle applicable to the circumstances that it covers;

(f) any reference to the term "including" means "including without limitation" and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

(g) nothing in this Agreement is intended expressly or by implication to, or shall, confer upon any person, other than the Parties, Canada Acquisition Co. and Cayman Acquisition Co., any rights or remedies of any kind;

(h) if any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day; and

(i) any reference to a document "in the agreed form" is to the form of the relevant document agreed between the Parties after the execution of this Agreement and delivered at Completion for execution (in each case with such amendments as may be agreed by or on behalf of Rio Algom and the Parents).

1.3 The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement. Any reference to "this Agreement" shall include the Schedules.

ARTICLE 2
SALE OF THE ALUMBRERA INTERESTS

2.1 On and subject to the terms and conditions set forth herein, Rio Algom shall sell all but not less than all of the Alumbrera Interests and the Parents shall (i) cause Canada Acquisition Co. to purchase all but not less than all of the Assigned Loan Rights; (ii) cause Cayman Acquisition Co. to purchase all but not less than all of the Assigned MEB Share Rights and (iii) severally, as to 50% each, acquire the Parents' Alumbrera Interests; and in each case together with (except as otherwise provided herein) all rights which at the Effective Date were, or at any time thereafter and prior to Completion became, attached to them, free from all security interests, options, claims, or other third party rights (including rights of pre-emption) of any nature whatsoever other than (y) the security interest in the Assigned Loan Rights granted to the Trustee on behalf of the Senior Lenders pursuant to the Common Security Agreement and (z) all rights of persons (other than members of the Rio Algom Group) under the Rio Algom Agreements.

ARTICLE 3
CONSIDERATION

3.1 The total consideration (the "**Alumbrera Consideration**") payable for the Alumbrera Interests shall be US$180,000,000. Each Parent severally agrees to cause Canada Acquisition Co. and Cayman Acquisition Co. to pay 50% of the portion of the Alumbrera Consideration payable by, as the case may be, Canada Acquisition Co. or Cayman Acquisition Co., in accordance with the provisions hereof. The Alumbrera Consideration payable in respect of the Assigned Loan Rights shall be paid by Canada Acquisition Co. and the Alumbrera Consideration payable in respect of the Assigned MEB Share Rights shall be paid by Cayman Acquisition Co.

3.2 The Alumbrera Consideration shall be allocated among the Alumbrera Interests as follows:

(a) for the Assigned Loan Rights, the sum of US$71,500,000;

(b) for the Assigned MEB Share Rights, the sum of US$108,500,000; and

(c) for the Parents' Alumbrera Interests, the assumption by the Parents, severally and as to 50% each, of the obligations of Rio Algom thereunder.

3.3 On Completion: (i) Canada Acquisition Co. shall assume and agree to perform and discharge all of the obligations and liabilities of Rio Algom in relation to the Assigned Loan Rights, (ii) Cayman Acquisition Co. shall assume and agree to perform and discharge all of the liabilities and obligations of Rio Algom in relation to the Assigned MEB Share Rights, (iii) the Parents shall severally, as to 50% each, assume and agree to perform and discharge all of the obligations and liabilities of Rio Algom in relation to the Parents' Alumbrera Interests and (iv)

the Parents shall severally agree, as to 50% each, to release and to indemnify and hold Rio Algom harmless in respect of all such liabilities and obligations.

3.4 Subject to Clauses 3.5 and 3.8, the Alumbrera Consideration shall be payable in cash at Completion by wire transfer to such account as Rio Algom may direct not less than 24 hours before Completion.

3.5 If Wheaton so elects prior to the date of Completion, Rio Algom shall lend an amount of up to US$25,000,000 to Wheaton Canco to be used to fund a portion of the Alumbrera Consideration payable by Canada Acquisition Co., such amount, if any, being referred to as the **"Wheaton Loan"**. Notwithstanding the preceding sentence, Rio Algom shall only be obliged to extend the Wheaton Loan to the extent that Wheaton is unable to obtain sufficient financing to fund the entire amount of Wheaton's 50% share of the Alumbrera Consideration (US$90,000,000). The Wheaton Loan shall mature on May 30, 2005 and bear interest at the annual rate of LIBOR plus 2% payable monthly in arrears on the 15th day of each month. LIBOR shall be determined on the first business day of each calendar quarter with reference to LIBOR in effect on the last business day of the preceding calendar quarter. The Wheaton Loan will be evidenced by a promissory note from Wheaton Canco (the **"Wheaton Canco Note"**) in favour of Rio Algom in the agreed form. The promissory note will be secured by a first priority security interest in favour of Rio Algom over: (i) all shares and debt of Canada Acquisition Co. owned by Wheaton Canco; (ii) all shares and debt of Wheaton Cayco; and (iii) all shares and debt of Cayman Acquisition Co. owned by Wheaton Cayco pursuant to a security agreement or security agreements (the **"Wheaton Security Agreement"**) between Rio Algom, Canada Acquisition Co., Wheaton Canco, Wheaton Cayco, Cayman Acquisition Co. and Wheaton in the agreed form and which shall contain covenants, including but not limited to the covenants set out in Clauses 3.6 and 7.1.

3.6 Wheaton agrees with Rio Algom that while any indebtedness under the Wheaton Canco Note remains outstanding:

(a) no indebtedness will be incurred by Canada Acquisition Co., Wheaton Cayco or Cayman Acquisition Co. (other than indebtedness to shareholder(s) of the debtor in respect of which such shareholder(s) have granted security in favour of Rio Algom pursuant to the Parents' Security Agreements or other agreement acceptable to Rio Algom, acting reasonably);

(b) no security will be created or permitted to exist in respect of the Alumbrera Interests or any assets held by Canada Acquisition Co., Cayman Acquisition Co. or Wheaton Cayco, except security in favour of Rio Algom and security heretofore granted or hereafter required to be granted in respect of the Alumbrera Interests pursuant to the Rio Algom Agreements (as in force on the date hereof);

(c) all indebtedness incurred by Wheaton Canco from time to time and all security granted from time to time on the property and assets of Wheaton Canco will be subordinated and postponed to repayment in full of the Wheaton Canco Note and the security constituted by the Wheaton Security Agreement, by agreement acceptable to Rio Algom, acting reasonably; and

(d) without Rio Algom's prior written approval (which approval will not be unreasonably withheld):

(i) neither Wheaton Canco nor Wheaton Cayco will assign any of its shares, beneficial interests, participation rights in or other equivalents to equity interests (however designated) in Wheaton Cayco, Canada Acquisition Co. or Cayman Acquisition Co. or any rights, options, warrants or other securities exercisable for, exchangeable for or convertible into an equity interest in any of them (such equity interests and rights to acquire equity interests being collectively referred to as "**equity interests**") or any indebtedness of Wheaton Cayco, Canada Acquisition Co. or Cayman Acquisition Co. held by it;

(ii) none of Wheaton Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will issue any equity interests (other that equity interests issued to its shareholder(s) in respect of which such shareholder(s) have granted security in favour of Rio Algom pursuant to the Parents' Security Agreements or other agreement acceptable to Rio Algom, acting reasonably);

(iii) none of Wheaton Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will incur any liabilities or obligations, other than indebtedness permitted by Clause 3.6(a) above;

(iv) Canada Acquisition Co., Cayman Acquisition Co. and MEB will not transfer, directly or indirectly, any of the Assigned Loan Rights or Assigned MEB Share Rights or shares in MAA held by MEB and indirectly forming a portion of the Alumbrera Interests; and

(v) none of Wheaton Canco, Wheaton Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will engage in any business or activities other than in connection with holding, directly or indirectly, interests in the Alumbrera Project, it being understood that the sole purpose of Canada Acquisition Co. and Cayman Acquisition Co. will be to hold the Alumbrera Interests acquired by them;

3.7 While any portion of the Wheaton Loan remains outstanding Wheaton shall cause the following amounts to be paid to Rio Algom on account of the Wheaton Loan: (i) 37.5% of all payments made by MAA in respect of the Subordinated Loans and (ii) 18.75% of all dividends paid by MAA to MEB. Such payments will be made to Rio Algom within two Business Days of MAA making the relevant payment and shall be applied first to accrued and unpaid interest and thereafter to the principal amount owing on the Wheaton Loan.

3.8 If Northern Orion so elects prior to the date of Completion, Rio Algom shall lend an amount of up to US$30,000,000 to Northern Orion Canco to be used to fund a portion of the Alumbrera Consideration payable by Canada Acquisition Co., such amount, if any, being referred to as the "**Northern Orion Loan**". Notwithstanding the preceding sentence, Rio Algom

shall only be obliged to extend the Northern Orion Loan to the extent that Northern Orion is unable to obtain sufficient financing to fund the entire amount of Northern Orion's 50% share of the Alumbrera Consideration (US$90,000,000). The Northern Orion Loan shall mature on May 30, 2005. The principal amount up to and including US$25,000,000 outstanding under the Northern Orion Loan shall bear interest at the annual rate of LIBOR plus 2% payable monthly in arrears on the 15th day of each month and the balance of the outstanding principal amount in excess of US$25,000,000 shall bear interest at the annual rate of LIBOR plus 5% payable monthly on the 15th day of each month. LIBOR shall be determined on the first business day of each calendar quarter with reference to LIBOR in effect on the last business day of the preceding calendar quarter. The Northern Loan will be evidenced by a promissory note from Northern Orion Canco (the **"Northern Orion Canco Note"**) in favour of Rio Algom in the agreed form. The promissory note will be secured by a first priority security interest in favour of Rio Algom over: (i) all shares and debt of Canada Acquisition Co. owned by Northern Orion Canco; (ii) all shares and debt of Northern Orion Cayco; and (iii) all shares and debt of Cayman Acquisition Co. owned by Northern Orion Cayco pursuant to a security agreement or security agreements (the **"Northern Orion Security Agreement"**) between Rio Algom, Canada Acquisition Co., Northern Orion Canco, Northern Orion Cayco, Cayman Acquisition Co. and Northern Orion in the agreed form and shall: (i) provide that, in the event of any default by Northern Orion Canco in the repayment of the Northern Orion Canco Note, Wheaton shall be entitled to purchase the Northern Orion Canco Note and Northern Orion Security Agreement from Rio Algom upon payment by Wheaton of an amount equal to the outstanding indebtedness of Northern Orion Canco to Rio Algom, and (ii) contain covenants, including but not limited to the covenants set out in Clauses 3.9 and 7.1.

3.9 Northern Orion agrees with Rio Algom that while any indebtedness under the Northern Orion Canco Note remains outstanding:

(a) no indebtedness will be incurred by Canada Acquisition Co., Northern Orion Cayco or Cayman Acquisition Co. (other than indebtedness to shareholder(s) of the debtor in respect of which such shareholder(s) have granted security in favour of Rio Algom pursuant to the Parents' Security Agreements or other agreement acceptable to Rio Algom, acting reasonably);

(b) no security will be created or permitted to exist in respect of the Alumbrera Interests or any assets held by Canada Acquisition Co., Cayman Acquisition Co. or Northern Orion Cayco, except security in favour of Rio Algom and security heretofore granted or hereafter required to be granted in respect of the Alumbrera Interests pursuant to the Rio Algom Agreements (as in force on the date hereof);

(c) all indebtedness incurred by Northern Orion Canco from time to time and all security granted from time to time on the property and assets of Northern Orion Canco will be subordinated and postponed to repayment in full of the Northern Orion Canco Note and the security constituted by the Northern Orion Security Agreement, by agreement acceptable to Rio Algom, acting reasonably; and

(d) without Rio Algom's prior written approval (which approval will not be unreasonably withheld):

(i) neither Northern Orion Canco nor Northern Orion Cayco will assign any of its shares, beneficial interests, participation rights in or other equivalents to equity interests (however designated) in Northern Orion Cayco, Canada Acquisition Co. or Cayman Acquisition Co. or any rights, options, warrants or other securities exercisable for, exchangeable for or convertible into an equity interest in any of them (such equity interests and rights to acquire equity interests being collectively referred to as "**equity interests**") or any indebtedness of Northern Orion Cayco, Canada Acquisition Co. or Cayman Acquisition Co. held by it;

(ii) none of Northern Orion Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will issue any equity interests (other that equity interests issued to its shareholder(s) in respect of which such shareholder(s) have granted security in favour of Rio Algom pursuant to the Parents' Security Agreements or other agreement acceptable to Rio Algom, acting reasonably);

(iii) none of Northern Orion Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will incur any liabilities or obligations, other than indebtedness permitted by Clause 3.6(a) above;

(iv) Canada Acquisition Co., Cayman Acquisition Co. and MEB will not transfer, directly or indirectly, any of the Assigned Loan Rights or Assigned MEB Share Rights or shares in MAA held by MEB and indirectly forming a portion of the Alumbrera Interests; and

(v) none of Northern Orion Canco, Northern Orion Cayco, Canada Acquisition Co. and Cayman Acquisition Co. will engage in any business or activities other than in connection with holding, directly or indirectly, interests in the Alumbrera Project, it being understood that the sole purpose of Canada Acquisition Co. and Cayman Acquisition Co. will be to hold the Alumbrera Interests acquired by them;

3.10 Northern Orion shall guarantee the Northern Orion Loan. If Northern Orion Canco defaults in payment of all or part of the Northern Orion Loan, Northern Orion shall be directly liable to Rio Algom, as primary obligor, for payment of the amount in default and interest payable thereon pursuant to Clause 3.11.

3.11 If any member of the Parents' Group fails to pay any sum which it is obliged to pay under this Agreement or in respect of the Wheaton Loan or the Northern Orion Loan on the date on which such payment is due, such member shall pay interest on the amount the payment of which is in default at an annual rate equal to LIBOR plus 10% from time to time (as well after as before judgment) for the period from and including the due date to but excluding the date upon which such amount together with all interest on it is paid in full. Interest payable under this Clause 3.11 shall be calculated in the manner set forth in Clauses 3.5 and 3.8, capitalised at the end of each calendar month and paid without the need for the payee to make a demand for it.

3.12 Rio Algom shall be entitled to assign any or all of its rights under the Wheaton Canco Note and the Northern Orion Canco Note and under the related Parent Security Agreement or other security (i) to BHP Billiton plc. or BHP Billiton Limited or to any wholly-owned subsidiary of either of them without consent; and (ii) to any other person with the prior consent of Wheaton, in the case of the Wheaton Canco Note and Wheaton Security Agreement or Northern Orion, in the case of the Northern Orion Canco Note and Northern Orion Security Agreement, such consent not to unreasonably be withheld or delayed.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Each of the conditions precedent set out in this Clause 4.1 shall be for the mutual benefit of the Parties. Completion by each Party of its obligations in respect of the sale and purchase of the Alumbrera Interests shall be conditional upon each of the following conditions precedent having been satisfied in full at or before the time of Completion unless waived by all Parties in writing:

(a) the prior written consent of the Supermajority Lenders (as defined in the Common Security Agreement) to the transfer (including by way of security) of the Alumbrera Interests (and the assumption of related obligations) under this Agreement and the Parents' Security Agreements having been obtained;

(b) if the Eximbank Guarantee (as defined in or for the purposes of the Transfer Restrictions Agreement) is in effect, the written consent of Eximbank to the identity and jurisdiction of the Parents, Canada Acquisition Co. and Cayman Acquisition Co. as the transferees of the MEB Shares and the Assigned Loan Rights having been obtained;

(c) the consent of the Trustee on behalf of the Senior Lenders to the transfer, assumption and assignment of 50% of Rio Algom's rights and obligations under the Easement Support Agreement in favour of Wheaton and of the remaining 50% of Rio Algom's rights and obligations under the Easement Support Agreement in favour of Northern Orion;

(d) confirmation having been obtained from each of the Export Finance Development Corporation ("**EFIC**") and/or the Export Development Corporation ("**EDC**") that it has consented to the transfer of the Alumbrera Interests, as set forth in the EFIC/EDC Policy dated February 26, 1997;

(e) such consents and assignments having been obtained from MIGA as may be necessary to effect the transactions contemplated hereby;

(f) all other material consents and approvals of third parties which in each case are required in connection with the transactions contemplated herein having been obtained;

(g) all consents, approvals and authorisations of and filings with and notifications to governmental authorities and regulatory agencies which in each case are

necessary for the transactions contemplated herein having been obtained or effected and all applicable waiting periods, if any, under any applicable law, statute, regulation or rule having expired or terminated (as the case may be), including any necessary approval of the Bermuda monetary authorities;

(h) no law or governmental or court order or any legal proceeding to or by which, in any case, any of Rio Algom, the Parents, Cayman Acquisition Co., Canada Acquisition Co., Wheaton Canco, Wheaton Cayco, Northern Orion Canco, Northern Orion Cayco or any person in which any of the Alumbrera Interests is, at the date of this Agreement, vested or any of the Alumbrera Interests is subject or bound having been entered, issued or commenced between the date of this Agreement and the date of Completion which has the effect or seeks to have the effect of prohibiting the sale and purchase of the Alumbrera Interests or other transactions contemplated herein or making such transactions illegal;

(i) an acknowledgement having been obtained from MAA in the agreed form addressed to Rio Algom, the Parents, Cayman Acquisition Co. and Canada Acquisition Co. of the assignments by Rio Algom effected by or under the assignment agreements referred to in Clauses 6.2(e) and (f), duly executed by MAA;

(j) there shall have been received the certificate signed by MAA and addressed to the Trustee on behalf of the Senior Lenders and Eximbank as required by Section 2.07(c) of the Transfer Restrictions Agreement;

(k) a certificate from Rio Algom to the Trustee on behalf of the Senior Lenders and Eximbank to the effect that neither the transfer of the MEB Shares nor the transfer of the Subordinated Loans, individually or in the aggregate, is reasonably expected to have a material adverse effect upon (i) the security interests in the Subordinated Loans created or purported to be created for the benefit of the Senior Lenders by or pursuant to the Common Security Agreement or the Security Documents or (ii) the rights of the Senior Lenders under any existing political risk insurance policy or under any security interest in the UTE Agreement or the mining lease, MAA's rights of exploration or exploitation or mining concessions, if any, provided that Rio Algom may state in such certificate that it makes no certification with respect to the perfection of any security interests referenced in subclauses (i) and (ii) above;

(l) a consent, acknowledgement and certificate of Wheaton, Northern Orion, Cayman Acquisition Co. and Canada Acquisition Co. addressed to the Trustee on behalf of the Senior Lenders and Eximbank as required by Section 2.07(d) of the Transfer Restrictions Agreement;

(m) MIM and MIP (i) confirming that, in connection with the transfer of the Alumbrera Interests hereunder, it will not assert that any of Wheaton, Northern Orion, Canada Acquisition Co. or Cayman Acquisition Co. is not of reasonable stature in the mining industry and cannot reasonably be expected to be able to

satisfy the obligations of Rio Algom in respect of the Alumbrera Project and all other conditions to the sale of the Alumbrera Interests set forth in the MAA Shareholders Agreement shall have been complied with and (ii) providing such other consents and other approvals as may reasonably be required of them under the Rio Algom Agreements; and

(n) All board and other internal approvals reasonably required by Rio Algom and each of the Parents for the completion of the transactions contemplated herein shall have been obtained.

4.2 Each of the conditions precedent set out in this Clause 4.2 shall be for the exclusive benefit of Rio Algom and Rio Algom may waive any or all of them in whole or in part in writing. Completion by Rio Algom of its obligations in respect of the sale and purchase of the Alumbrera Interests shall be conditional upon each of the following conditions precedent having been satisfied in full at or before the time of Completion:

(a) the Parents having delivered the documents referred to in Clause 6.3;

(b) Rio Algom and the other members of the Rio Algom Group having received releases in form and substance satisfactory to Rio Algom, in respect of all obligations and liabilities in respect of MEB, MAA, the Alumbrera Project and the financing provided to MEB and MAA to fund development and operation of the Alumbrera Project, including under all Rio Algom Agreements;

(c) Rio Algom having received such opinions of the Parents' respective counsel and of counsel for MEB and MAA as it may reasonably require; and

(d) the Parents having complied with all of their other covenants and obligations under this Agreement.

4.3 Each of the conditions precedent set out in this Clause 4.3 shall be for the exclusive benefit of Wheaton and Wheaton may waive any or all of them in whole or in part in writing. Completion by Wheaton of its obligations in respect of the sale and purchase of the Rio Algom Interests shall be conditional upon each of the following conditions precedent having been satisfied in full at or before the time of Completion:

(a) Wheaton being satisfied that the financial and technical information presented in the economic summary provided by Rio Algom to Northern Orion on February 13, 2003 is materially accurate;

(b) Wheaton having received such opinions of Rio Algom's counsel and of counsel for MAA and MEB as Wheaton may reasonably require;

(c) Rio Algom having delivered all of the documents referred to in Clause 6.2; and

(d) Rio Algom having complied with all of its covenants and other obligations under this Agreement.

4.4 Each of the conditions precedent set out in this Clause 4.4 shall be for the exclusive benefit of Northern Orion and Northern Orion may waive any or all of them in whole or in part in writing. Completion by Northern Orion of its obligations in respect of the sale and purchase the Alumbrera Interests shall be conditional upon each of the following conditions precedent having been satisfied in full at or before the time of Completion:

(a) Northern Orion being satisfied that the financial and technical information presented in the economic summary provided by Rio Algom to Northern Orion on February 13, 2003 is materially accurate;

(b) Northern Orion having raised net cash proceeds of not less than US$60,000,000, after payment of commissions and other expenses, in order primarily to fund (in whole or in part) 50% of the Alumbrera Consideration;

(c) Northern Orion having received such opinions of Rio Algom's counsel and of counsel for MAA and MEB as Northern Orion may reasonably require;

(d) Rio Algom having delivered all of the documents referred to in Clause 6.2; and

(e) Rio Algom having complied with all of its covenants and other obligations under this Agreement.

4.5 Each of the Parents undertakes with Rio Algom:

(a) to make, or cause Canada Acquisition Co. and Cayman Acquisition Co. to make, all appropriate applications for consent, approval or authorisations, notifications and filings required under any applicable legislation to be made by such Parent, Cayman Acquisition Co. and Canada Acquisition Co. forthwith after execution of this Agreement (to the extent not already made); and

(b) to use their reasonable commercial efforts to ensure that the Condition Precedent specified in, as the case may be, Clause 4.3(a) or 4.4(a) is fulfilled as soon as reasonably practicable and in any event prior to the date of Completion.

4.6 Wheaton undertakes with Rio Algom and Northern Orion to use all reasonable commercial efforts to ensure that the Conditions Precedent referred to in Clause 4.1(l) are fulfilled as soon as reasonably practicable and in any event prior to the date of Completion.

4.7 Northern Orion undertakes with Wheaton and Rio Algom to use all reasonable commercial efforts to ensure that the Conditions Precedent referred to in Clauses 4.1(l) and 4.4(b) are fulfilled as soon as reasonably practicable and in any event prior to the date of Completion.

4.8 Rio Algom undertakes with the Parents to use all reasonable commercial efforts to ensure that the Conditions Precedent referred to in Clauses 4.1(a) to 4.1(g), 4.1(i), 4.1(j) and 4.1(k) are fulfilled as soon as reasonably practicable and in any event prior to the date of Completion.

4.9 Rio Algom shall keep the Parents advised of the progress towards fulfilment of the Conditions Precedent specified in Clause 4.8 and shall notify the Parents promptly after Rio Algom becomes aware of each such Condition Precedent being fulfilled. Each Parent shall keep Rio Algom advised of its progress towards fulfilment of the Conditions Precedent specified in Clauses 4.3, 4.4, 4.6 and 4.7 and shall notify Rio Algom promptly after it becomes aware of each such Condition Precedent being fulfilled.

4.10 Subject to Clause 6.5, if any of the Conditions Precedent (save for those the fulfilment of which has been waived in writing in accordance with the terms of this Agreement and other than those for the benefit of Northern Orion as set forth in Clause 4.4) has not been fulfilled prior to the date of Completion, this Agreement (other than Clause 6.6, Article 13, Article 16, Article 17 and Article 21) shall, unless the Parties otherwise agree, automatically terminate and no Party shall have any claim of any nature whatsoever against any other Party under this Agreement (save in respect of its accrued rights arising from any prior breach of this Agreement).

ARTICLE 5
PRE-COMPLETION UNDERTAKINGS

5.1 Rio Algom shall ensure that, pending Completion, neither Rio Algom nor any of its subsidiaries shall do or procure any act or omission which, if the Rio Algom Warranties were repeated at or at any time up to Completion, would constitute or give rise to a breach of any Rio Algom Warranty as so repeated.

5.2 The Parties acknowledge that, on or about May 30, 2003, Rio Algom received a payment from MAA in respect of principal and interest on the Subordinated Loans in the net amount of US$11,209,928.88 (after deduction of Argentine withholding taxes). The Parties agree that Rio Algom received such payment subject to and burdened by the terms of this Agreement and that, on Completion, Canada Acquisition Co. will be entitled to and Rio Algom shall remit the amount of US$2,802,482.22 (the **"May 2003 Payment"**), representing 25% of such net amount to Canada Acquisition Co., as contemplated by Clause 6.2(b) and that Rio Algom shall be entitled to retain the balance. If the amount of the loan advance requested by Northern Orion pursuant to Clause 3.8 exceeds US$25,000,000, then notwithstanding Clause 3.8, the amount which Rio Algom is actually obliged to lend to Northern Orion Canco in respect of the Northern Orion Loan pursuant to said Clause 3.8 shall be reduced by an amount equal to the lesser of (i) $1,401,241.11 and (ii) the amount by which the advance requested by Northern Orion exceeds US$25,000,000.

5.3 Neither Rio Algom nor any of its subsidiaries shall, pending Completion, create any security interest in or over the Alumbrera Interests.

ARTICLE 6
COMPLETION

6.1 Completion shall take place at the offices of Fasken Martineau DuMoulin LLP at Suite 4200, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1N6 (or at such other place or places as Rio Algom and the Parents may agree) after all the

Conditions Precedent set forth in Article 4 have been fulfilled or waived but shall, in any event, take place no later than June 23, 2003. The events referred to in the following provisions of this Article 6 shall take place on Completion in the manner set forth in Schedule 5.

6.2 On Completion, Rio Algom shall deliver to:

(a) Cayman Acquisition Co., an instrument of transfer of the MEB Shares duly executed by Rio Algom (and any other company in the Rio Algom Group which, immediately prior to Completion, is registered in the register of members of MEB) together with the relevant share certificates;

(b) Canada Acquisition Co., a cheque in the amount determined in accordance with Clause 5.2;

(c) Cayman Acquisition Co., an irrevocable direction to withhold from the Alumbrera Consideration payable to Rio Algom, the amount of the Wheaton Loan and to deliver such amount to Wheaton Canco on behalf of Rio Algom;

(d) Cayman Acquisition Co., an irrevocable direction to withhold from the Alumbrera Consideration payable to Rio Algom, the amount of the Northern Orion Loan and to deliver such amount to Northern Orion Canco on behalf of Rio Algom;

(e) Canada Acquisition Co., assignment and assumption agreements, in form and substance acceptable to Rio Algom and the Parents acting reasonably, assigning to Canada Acquisition Co. the Assigned Loan Rights duly executed by Rio Algom;

(f) Cayman Acquisition Co., Wheaton and Northern Orion, as applicable, assignment and assumption agreements, in form and substance acceptable to Rio Algom and the Parents acting reasonably, assigning and transferring to Cayman Acquisition Co., Wheaton and Northern Orion, as applicable, in accordance with Clause 2.1 all the rights and obligations of Rio Algom under each of the Rio Algom Agreements, other than any Assigned Loan Rights, duly executed by Rio Algom;

(g) Cayman Acquisition Co., letters from Mr. Ian Ashby, resigning from his position as a director of MAA, a member of the UTE Management Committee and a director of MEB and from Mr. John A.H. Bush resigning from his position as a director of MEB, the letters in each case containing confirmation that the signatory has no claims (whether statutory, contractual or otherwise) against the company concerned for compensation for loss of office or termination of employment or for unpaid remuneration or otherwise;

(h) Cayman Acquisition Co., a release executed by Rio Algom releasing, on behalf of itself and any relevant companies in the Rio Algom Group, MAA and MEB from any liability which MAA or MEB may owe to Rio Algom and other companies in the Rio Algom Group except in the ordinary course of business, under the Rio Algom Agreements or as contemplated in this Agreement;

(i) the Parents, a certificate of the company secretary or other appropriate officer or director of Rio Algom in the agreed form:

(i) to the effect that the articles and by-laws attached to the certificate are correct and complete copies of Rio Algom's articles and by-laws as in effect at the date of Completion;

(ii) to the effect that the resolutions of the board of directors of Rio Algom attached to the certificate approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by Rio Algom under this Agreement are correct and complete copies of the relevant resolutions;

(iii) attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents referred herein on behalf of Rio Algom and certifying the genuineness of such signatures; and

(iv) to the effect that the Rio Algom Warranties are true and correct in all material respects (except for those which are qualified by the term material, which shall be true and correct in all respects) as if made on the date of Completion.

6.3 On Completion, the Parents (in the case of each Parent, severally with the other Parent as to 50% each with respect to Canada Acquisition Co. and Cayman Acquisition Co., and otherwise only with respect to matters involving such Parent's Group) shall cause to be delivered to Rio Algom:

(a) by Cayman Acquisition Co. the portion of the Alumbrera Consideration payable upon Completion by it;

(b) by Canada Acquisition Co. the portion of the Alumbrera Consideration payable on Completion by Canada Acquisition Co.;

(c) by Wheaton Canco and Northern Orion Canco, the Wheaton Canco Promissory Note and the Northern Orion Promissory Note, respectively;

(d) from Northern Orion the guarantee in respect of its obligations referred to in Clause 3.10 in form and substance acceptable to Rio Algom and Northern Orion;

(e) assignment and assumption agreements in form and substance acceptable to Rio Algom and the Parents, acting reasonably, assigning to Canada Acquisition Co. the Assigned Loan Rights duly executed by the Canada Acquisition Co.;

(f) assignment and assumption agreements, in form and substance acceptable to Rio Algom and the Parents, acting reasonably, assigning to Cayman Acquisition Co., Wheaton and Northern Orion, as applicable, in accordance with Clause 2.1 all of the rights and obligations of Rio Algom under each of the other Rio Algom

Agreements duly executed by Cayman Acquisition Co., Wheaton and Northern Orion, as applicable;

(g) the consent, acknowledgement and certificate of the Parents, Canada Acquisition Co. and Cayman Acquisition Co. in the agreed form addressed to the Trustee and Eximbank, duly executed by such Parties and delivered pursuant to Clause 4.1(l);

(h) the Wheaton Security Agreement and the Northern Orion Security Agreement, duly executed by the parties thereto and certificates evidencing all outstanding shares and debt of Canada Acquisition Co., Cayman Acquisition Co., Wheaton Cayco and Northern Orion Cayco duly endorsed for transfer as required by the terms and conditions of the Wheaton Security Agreement and the Northern Orion Security Agreement;

(i) an agreement in form satisfactory to Rio Algom whereby the Parents, Cayman Acquisition Co. and Canada Acquisition Co. severally assume and agree to perform and discharge all of the liabilities and obligations of Rio Algom and other members of the Rio Algom Group in relation to the Alumbrera Interests and agree to indemnify and hold harmless Rio Algom and all other members of the Rio Algom Group in respect of all such obligations and liabilities, all as contemplated in Section 3.3; and

(j) a certificate of the company secretary or other appropriate officer or director of Wheaton in the agreed form:

(i) to the effect that the articles and by-laws attached to the certificate are correct and complete copies of the constitutional documents of Wheaton and each of Wheaton Canco, Wheaton Cayco, Cayman Acquisition Co. and Canada Acquisition Co. as in effect at the date of Completion;

(ii) to the effect that the resolutions of the board of directors of Wheaton and each of Cayman Acquisition Co. and Canada Acquisition Co. attached to the certificate approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by Wheaton, Cayman Acquisition Co. or Canada Acquisition Co. under this Agreement is a correct and complete copy of the relevant resolutions;

(iii) attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents contemplated herein on behalf of Wheaton, Wheaton Canco, Wheaton Cayco, Cayman Acquisition Co. and Canada Acquisition Co. and certifying the genuineness of such signatures; and

(iv) to the effect that the Wheaton Warranties are true and correct in all material respects as of the date of Completion (except for those which are qualified by the term material, which shall be true and correct in all respects); and

(k) a certificate of the company secretary or other appropriate officer or director of Northern Orion in the agreed form:

(i) to the effect that the articles and by-laws attached to the certificate are correct and complete copies of the constitutional documents of Northern Orion and each of Northern Orion Canco, Northern Orion Cayco, Cayman Acquisition Co. and Canada Acquisition Co. as in effect at the date of Completion;

(ii) to the effect that the resolutions of the board of directors of Northern Orion and each of Northern Orion Canco, Northern Orion Cayco, Cayman Acquisition Co. and Canada Acquisition Co. attached to the certificate approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by the Parent, Cayman Acquisition Co. or Canada Acquisition Co. under this Agreement is a correct and complete copy of the relevant resolutions;

(iii) attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents contemplated herein on behalf of Northern Orion, Cayman Acquisition Co. and Canada Acquisition Co. and certifying the genuineness of such signatures; and

(iv) to the effect that the Northern Orion Warranties are true and correct in all material respects as of the date of Completion (except for those which are qualified by the term material, which shall be true and correct in all respects).

6.4 Completion is conditional upon each of Rio Algom and the Parents complying with their obligations under this Article 6. If Rio Algom or either Parent fails to comply fully with its obligations under this Article 6 and Completion does not occur and subject to Clause 6.6:

(a) each Party must return to the others all documents delivered to it under this Article 6;

(b) each Party must repay to the others all payments received by it under this Article 6; and

(c) each Party must do everything reasonably required by the other Parties to reverse any action taken under this Article 6,

without prejudice to any other rights which a Party may have in respect of that failure by another of them, except as expressly provided herein.

6.5 Notwithstanding any other provision of this Agreement, if (i) the Conditions Precedent set out in Clause 4.4 are not satisfied; (ii) Northern Orion fails to comply with any provision of this Agreement, or (iii) Northern Orion is unable to obtain all necessary funding or consents to enable it to fulfil its obligations hereunder, with the result that Northern Orion does not complete the transactions contemplated herein at the time for Completion as determined in

accordance with this Agreement, Northern Orion shall cease to be a party to this Agreement and (w) all of Northern Orion's rights and obligations hereunder (other than the Conditions Precedent set out in Clause 4.4) shall be deemed to be assumed by Wheaton; (x) all references herein to Northern Orion shall be deemed to be references to Wheaton; (y) all references to Northern Orion Canco and Northern Orion Cayco shall be deemed to be references to Wheaton Canco and Wheaton Cayco, respectively; and (z) Wheaton and Rio Algom shall be obliged to proceed with the purchase and sale of the Alumbrera Interests as set forth and on the terms and conditions set out herein, provided that the date of Completion shall be extended past the date as otherwise so determined by the number of days between April 3, 2003 and the date on which Northern Orion has informed Wheaton in writing of its inability to obtain all such necessary funding or consents or the relevant event in (i) or (ii) above occurs.

6.6 In the event that Completion does not occur in the manner contemplated by this Agreement (other than by reason of Rio Algom failing to comply with its obligations hereunder): (i) this Agreement shall be terminated without prejudice to any of the rights and remedies of Rio Algom, Northern Orion or Wheaton, except as expressly provided herein; (ii) Wheaton shall be deemed to have forever waived its pre-emption right under Section 2.4 of the MEB Shareholders Agreement and released Rio Algom from any past, present or future liability or obligation with respect to such right; (iii) Rio Algom, BHP Billiton and their representatives, associates and affiliates shall be deemed to have released Wheaton and its representatives, associates and affiliates from any past, present or future liability or obligation with respect to such right and with regard to this Agreement, the Original Wheaton Agreement and the Proposed Transaction (as defined in the Original Wheaton Agreement); and (iv) Wheaton shall not object, under Section 2.04 of the MEB Shareholders Agreement, to the transfer of the MEB Shares to a third party.

ARTICLE 7
POST-COMPLETION UNDERTAKINGS AND ACKNOWLEDGEMENTS

7.1 The Parents undertake with Rio Algom (in its own right and as trustee for and on behalf of each other company in the Rio Algom Group) that:

(a) they shall procure that, as soon as reasonably practicable after Completion and in any event within one month afterwards, MEB shall cease in any manner whatsoever from using or displaying any trade marks or names, designs or logos owned or primarily used by a company or companies in the Rio Algom Group or any confusingly similar mark, name or logo;

(b) after Completion, MEB shall not hold itself out as being in any way connected with or interested in the Rio Algom Group; and

(c) while any portion of the Wheaton Loan or Northern Orion Loan remains outstanding, Rio Algom will receive, within 120 days after the end of the respective financial years of MEB, Cayman Acquisition Co. and Canada Acquisition Co., the Accounts of such companies as well as other financial information reasonably requested by Rio Algom.

ARTICLE 8
RIO ALGOM WARRANTIES

8.1 (a) Rio Algom makes the Rio Algom Warranties to the Parents, all of which Rio Algom Warranties shall be deemed to be given at the date of this Agreement and as at the date of Completion and acknowledges that the Parents have entered into this Agreement (inter alia) in reliance upon the Rio Algom Warranties.

(b) Rio Algom shall bear no liability in respect of any Claim Against Rio Algom if the facts or circumstances giving rise thereto are disclosed or referred to in the Disclosure Letter or provided for or stated to be exceptions under the terms of this Agreement or are otherwise known to the Parents at the date of this Agreement. For the purposes of this Clause 8.1(b), the expressions **"known to the Parents"**, **"of which the Parents are aware"** or similar expressions mean the awareness or (as the case may be) knowledge, information and belief at the relevant time of any of the persons listed on Part A of Schedules 8 and 9.

8.2 Each of the Rio Algom Warranties shall be construed as a separate warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Rio Algom Warranty or any other term of this Agreement.

8.3 Subject to Clause 10.1(a), the rights and remedies of the Parents in respect of the Rio Algom Warranties shall not, unless this Agreement expressly provides otherwise, be affected by: (a) Completion or (b) the termination or rescission of this Agreement by the Parents (or any failure by the Parents to so terminate or rescind).

8.4 Rio Algom undertakes to notify the Parents in writing promptly if it becomes aware before Completion of any breach of any Rio Algom Warranty or any circumstance arising after the date of this Agreement which constitutes a breach of any Rio Algom Warranty.

8.5 The Parents hereby acknowledge that they do not enter into this Agreement in reliance on any warranties or undertakings howsoever or to whomsoever made except in so far as such are embodied in the Rio Algom Warranties and the undertakings and indemnities contained in this Agreement.

8.6 Any amount paid by Rio Algom to the Parents for breach of any of the Rio Algom Warranties or any other term of this Agreement shall be treated as a reduction in the Alumbrera Consideration.

8.7 The expressions **"known to Rio Algom"** and **"so far as Rio Algom is aware"** or similar expression qualifying any Rio Algom Warranty set out in Part B of Schedule 3 means the awareness at the date of this Agreement, of those persons listed in Part A of Schedule 7 attached to this Agreement, such persons having made reasonable enquiries of those persons listed in Part B of Schedule 7 attached to this Agreement.

8.8 Each Parent hereby warrants that none of the persons referred to in, as the case may be, Schedules 8 or 9 has any knowledge of any facts, matters or events which mean that Rio Algom is in breach of any of the Rio Algom Warranties.

ARTICLE 9
PARENTS' WARRANTIES

9.1 (a) Wheaton makes the Wheaton Warranties to Rio Algom. Northern Orion makes the Northern Orion Warranties to Rio Algom. The Parents severally, make the Common Warranties. All of the Wheaton Warranties, Northern Orion Warranties and Common Warranties shall be deemed to be given at the date of this Agreement and as of the date of Completion and each of Wheaton and Northern Orion acknowledges that Rio Algom has entered into this Agreement (inter alia) in reliance upon such warranties.

(b) Neither Wheaton nor Northern Orion shall bear any liability in respect of any Claim Against Wheaton or Claim Against Northern Orion, as the case may be, if the facts or circumstances giving rise thereto are disclosed or provided for or stated to be exceptions under the terms of this Agreement or are otherwise known to Rio Algom at the date of this Agreement. For the purposes of this Clause 9.1(b), the **expressions "known to Rio Algom"**, **"of which Rio Algom is aware"** or similar expressions mean the awareness or (as the case may be) knowledge, information and belief at the relevant time of any of the persons listed in Part A of Schedule 7.

9.2 Each of the Parents' Warranties shall be construed as a separate warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Parents' Warranty or any other term of this Agreement.

9.3 The rights and remedies of Rio Algom in respect of the Parents' Warranties shall not, unless this Agreement expressly provides otherwise, be affected by: (a) Completion or (b) the termination or rescission of this Agreement by Rio Algom (or any failure by Rio Algom to so terminate or rescind).

9.4 Each of Northern Orion and Wheaton undertakes to notify Rio Algom in writing promptly if it becomes aware before Completion of any breach of any Parents' Warranty or of any circumstance arising after the date of this Agreement which constitutes a breach of any Parents' Warranty.

9.5 Rio Algom hereby acknowledges that it does not enter into this Agreement in reliance on any warranties or undertakings howsoever or to whomsoever made except in so far as such are embodied in the Parents' Warranties and the undertakings and indemnities contained in this Agreement.

9.6 The expressions **"known to Wheaton"** and **"so far as Wheaton is aware"** or similar expression qualifying any Wheaton Warranty means the awareness at the date of this Agreement, of those persons listed in Part A of Schedule 8 attached to this Agreement, such persons having made reasonable enquiries of those persons listed in Part B of Schedule 8 attached to this Agreement.

9.7 The expressions **'known to Northern Orion"** and **"so far as Northern Orion is aware"** or similar expression qualifying any Northern Orion Warranty means the awareness at

the date of this Agreement, of those persons listed in Part A of Schedule 9 attached to this Agreement, such persons having made reasonable enquiries of those persons listed in Part B of Schedule 9 attached to this Agreement.

9.8 Rio Algom hereby warrants that it does not have any knowledge of any facts, matters or events which mean that either of the Parents is in breach of any of the Parents' Warranties.

ARTICLE 10
CLAIMS AGAINST RIO ALGOM

10.1 Rio Algom shall not be liable for any Loss in respect of any Claim Against Rio Algom made by the Parents:

(a) unless it receives from the Parents on or before the date which is 18 months from the date of this agreement, written notice containing reasonably full details of the Claim Against Rio Algom including the Parents' estimate (on a without prejudice basis) of the amount of Loss in relation to such Claim Against Rio Algom;

(b) unless Rio Algom's liability would exceed US$100,000 (in which event the Parents shall be entitled to claim the whole amount of such Loss and not merely the excess only) provided that for this purpose there shall be aggregated liability for other Claims Against Rio Algom arising out of or attributable to the same or related facts, circumstances or events;

(c) under a Rio Algom Warranty set out in Part B of Schedule 3 unless and until the aggregate amount of the liability of Rio Algom in respect of Losses under all Claims Against Rio Algom made by the Parents under the Rio Algom Warranties set out in Part B of Schedule 3 exceeds US$5,000,000 (in which event the Parents shall be entitled to claim the whole amount of such Losses and not merely the excess only);

(d) based upon a liability which is contingent only unless and until such contingent liability becomes an actual liability and is due and payable, provided that this sub-clause 10.1(d) shall not operate to avoid a Claim Against Rio Algom made in reasonable particularity (based on the facts then known to the Parents) in respect of a contingent liability within the applicable time limit specified in sub-clause 10.1(a) above;

(e) if and to the extent that provision or reserve was made in the Last Accounts of MAA or MEB for the matter giving rise to the Claim Against Rio Algom;

(f) to the extent that any Loss is (without prejudice to the Parents' duty to mitigate or to Clause 10.3(a)) recovered under a policy of insurance by the Parents, Cayman Acquisition Co., Canada Acquisition Co., MAA or MEB; and

(g) if and to the extent that such Loss arises or is increased as a result of:

(i) the passing of, or change in, any legislation after the date of this Agreement, or any increase in the rates of taxation or any imposition of taxation after the date of this Agreement which has retrospective effect; or

(ii) any change in accounting or taxation policy or practice of or affecting the Parents, Cayman Acquisition Co., Canada Acquisition Co., MEB or MAA (including the method of submission of taxation returns) introduced or having effect after the date of this Agreement provided that (in the case of MEB or MAA) such change was not required by standard accounting practice or law in effect or as announced as at the date of this Agreement.

10.2 The aggregate amount of the liability of Rio Algom to the Parents' Group for all Losses under the Rio Algom Warranties set out in Schedule 3 shall not exceed an amount equal to the amount of the Alumbrera Consideration less the aggregate outstanding indebtedness under the Wheaton Loan and the Northern Orion Loan from time to time.

10.3 If either Parent becomes aware of any matter which is likely to result in the Parents being entitled to make a Claim Against Rio Algom for breach of any Rio Algom Warranty:

(a) the Parents shall provide Rio Algom (copy to the other Parent) with prompt notice thereof but in any event not later than 30 days after a senior officer of such Parent becomes aware of such matter. Rio Algom shall then have a period of 30 days within which to respond in writing to such notice. If Rio Algom and the Parents are not able to resolve the matter within 60 days after receipt of such notice the Parents shall be free to pursue such remedies as may be available;

(b) the Parents shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any loss or liability which would give rise to a Claim Against Rio Algom; and

(c) the Parents shall use all reasonable commercial efforts to procure that MEB and MAA shall provide Rio Algom, at Rio Algom's cost, with all reasonable facilities to investigate any such matter;

10.4 If either Parent becomes aware of any matter which is likely to result in a Claim Against Rio Algom by reason of a claim by or liability to a third party:

(a) such Parents shall provide Rio Algom (copy to the other Parent) with prompt notice thereof but in any event not later than 30 days after a senior officer of such Parent becomes aware of such matter;

(b) the claim shall not be admitted, compromised or settled without Rio Algom's prior written consent (such consent not to be unreasonably withheld or delayed);

(c) Rio Algom shall be entitled at its own expense in its absolute discretion to take such action as it shall deem necessary to avoid, dispute, resist, appeal, compromise or contest such claim or liability (including, without limitation,

making counterclaims or other claims against third parties) in the name of and on behalf of the Parents, Cayman Acquisition Co., Canada Acquisition Co. or MEB (as the case may be) and to have the conduct of any related proceedings, negotiations or appeals; and

(d) the Parents will give and will use all reasonable commercial efforts to procure that MEB and MAA give all such information and assistance (including access to any books, correspondence or other documents or records of the company concerned and the right to copy the same) for the purpose of avoiding, disputing, resisting, appealing, compromising or contesting any such claim or liability,

Provided that, in the case of (c) and (d):

(i) Rio Algom shall indemnify the Parents, Cayman Acquisition Co., Canada Acquisition Co., MEB or MAA (as the case may be) against all costs, charges, liabilities and expenses that such companies may incur as a result of Rio Algom taking such action as aforesaid and, if so required by the Parents, shall provide a reasonable estimate of the costs, charges and expenses that the Parents, Cayman Acquisition Co., Canada Acquisition Co., MEB or MAA may incur as a result of taking such action as is then requested by Rio Algom;

(ii) Rio Algom agrees to keep the Parents reasonably informed and to consult the Parents as to the progress of any such claim and the defence thereof and to have due regard to any representations made by the Parents;

(iii) Rio Algom shall not, without the Parents' prior written consent (such consent not to be unreasonably withheld or delayed), compromise or settle any such claim or liability unless Rio Algom shall have admitted liability under the Rio Algom Warranty or Rio Algom Warranties to which such claim or liability relates (subject to any applicable limitations hereunder);

(iv) Rio Algom shall not, without the Parents' prior written consent, consent to any injunctive or equitable relief on terms which, in the Parents' reasonable opinion, would materially and adversely affect the future conduct of the business of MEB or MAA; and

(v) if either Parent, Cayman Acquisition Co., Canada Acquisition Co., MEB or MAA elects to participate in the defence of a third party claim it shall be assisted by its counsel and bear its own costs of participating in such defence unless: (i) such person and Rio Algom have agreed to the retention of such counsel, or (ii) the representation of such person and Rio Algom by common counsel would be inappropriate due to the actual or potential differing interests among them.

Upon making payment to a Parent of any amount in respect of a Loss, Rio Algom shall, to the extent of such payment, be subrogated to all rights of such Parent against any third party in respect of the Loss to which the payment relates. Until a Parent recovers full payment of its Loss,

any and all claims of Rio Algom against any such third party on account of such Loss shall be postponed and subordinated in right of payment to the rights of the Parent against such third party.

10.5 If the amount of any Loss shall be reduced by:

(a) any net tax benefit to a Parent, MEB, Cayman Acquisition Co., Canada Acquisition Co., Wheaton Canco, Wheaton Cayco, Northern Orion Canco or Northern Orion Cayco, as applicable; or

(b) any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other person,

the amount of such reduction (less any costs, expenses (including taxes) or premiums incurred in connection therewith), together with interest thereon from the date of payment thereof at the annual rate of LIBOR plus 2%, shall promptly be repaid by such party to Rio Algom.

10.6 Rio Algom shall be entitled to set off against any Loss payable to Wheaton, Wheaton Canco or Wheaton Cayco, any or all of the outstanding indebtedness under the Wheaton Loan.

10.7 Rio Algom shall be entitled to set off against any Loss payable to Northern Orion, Northern Orion Canco or Northern Orion Cayco, any or all of the outstanding indebtedness under the Northern Orion Loan.

10.8 A failure to give timely notice as provided in Clauses 10.3(a) or 10.4(a) shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise damaged as a result of such failure.

ARTICLE 11
CLAIMS AGAINST WHEATON AND NORTHERN ORION

11.1 Neither Wheaton nor Northern Orion shall be liable for any Loss in respect of any Claim Against Wheaton or Claim Against Northern Orion made by Rio Algom:

(a) unless it receives from Rio Algom on or before the date which is 18 months from the date of this Agreement written notice containing reasonably full details of the Claim Against Wheaton or Claim Against Northern Orion including Rio Algom's estimate (on a without prejudice basis) of the amount of Loss in relation to such Claim Against Wheaton or Claim Against Northern Orion;

(b) unless the Parents' aggregate liability would exceed US$100,000 (in which event Rio Algom shall be entitled to claim the whole amount of such Loss and not merely the excess only) provided that for this purpose there shall be aggregated

liability for other Claims Against Wheaton or Claims Against Northern Orion arising out of or attributable to the same or related facts, circumstances or events;

(c) based upon a liability which is contingent only unless and until such contingent liability becomes an actual liability and is due and payable, provided that this sub-clause (c) shall not operate to avoid a Claim Against Wheaton or a Claim Against Northern Orion made in reasonable particularity (based on the facts then known to Rio Algom) in respect of a contingent liability within the applicable time limit specified in sub-clause (a) above;

(d) to the extent that any Loss is (without prejudice to Rio Algom's duty to mitigate or to Clause 11.4(a)) recovered under a policy of insurance by Rio Algom;

(e) if and to the extent that such Loss arises or is increased as a result of:

(i) the passing of, or change in, any legislation after the date of this Agreement, or any increase in the rates of taxation or any imposition of taxation after the date of this Agreement which has retrospective effect; or

(ii) any change in accounting or taxation policy or practice of or affecting Rio Algom, MEB or MAA (including the method of submission of taxation returns) introduced or having effect after the date of this Agreement provided that (in the case of MEB or MAA) such change was not required by standard accounting practice or law in effect or as announced as at the date of this Agreement.

11.2 The aggregate amount of the liability of each Parent individually to Rio Algom for all Losses under the Wheaton Warranties or Northern Orion Warranties, as applicable, shall not exceed an amount equal to the outstanding principal amounts of the Wheaton Loan or the Northern Orion Loan, respectively, from time to time.

11.3 Wheaton shall have no liability in respect of the Northern Orion Warranties set forth in Part A of Schedule 4 and Northern Orion shall have no liability in respect of the Wheaton Warranties set forth in Part B of Schedule 4. The liability of each Parent individually to Rio Algom in respect of the Common Warranties shall be several, as to 50% each.

11.4 If Rio Algom becomes aware of any matter which is likely to result in the Parents being entitled to make a Claim Against Wheaton or Claim Against Northern Orion for breach of any Parents' Warranty:

(a) Rio Algom shall provide Wheaton or Northern Orion, as applicable (copy to the other parent), with prompt notice thereof but in any event not later than 30 days after a senior officer of Rio Algom becomes aware of such matter. Wheaton or Northern Orion, as applicable, shall then have a period of 30 days within which to respond in writing to such notice. If Rio Algom and Wheaton or Northern Orion, as applicable, are not able to resolve the matter within 60 days after receipt of such notice Rio Algom shall be free to pursue such remedies as may be available; and

(b) it shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any loss or liability which would give rise to a Claim Against Wheaton or Claim Against Northern Orion;

11.5 If Rio Algom becomes aware of any matter which is likely to result in a Claim Against Wheaton or a Claim Against Northern Orion by reason of a claim by or liability to a third party:

(a) Rio Algom shall provide Wheaton or Northern Orion, as applicable (copy to the other Parent), with prompt notice thereof but in any event not later than 30 days after becoming aware of such matter;

(b) the claim shall not be admitted, compromised or settled without the prior written consent of Wheaton or Northern Orion, as applicable, (such consent not to be unreasonably withheld or delayed); and

(c) Wheaton or Northern Orion, as applicable, shall be entitled at its own expense in its absolute discretion to take such action as it shall deem necessary to avoid, dispute, resist, appeal, compromise or contest such claim or liability (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of Rio Algom and to have the conduct of any related proceedings, negotiations or appeals.

Provided that, in the case of (c) and (d):

(i) Wheaton or Northern Orion, as applicable, shall indemnify Rio Algom against all costs, charges, liabilities and expenses that it may incur as a result of either of them taking such action as aforesaid and, if so required by Rio Algom, shall provide a reasonable estimate of the costs, charges and expenses that Rio Algom may incur as a result of taking such action as is then requested by either of them;

(ii) the Parents agree to keep Rio Algom reasonably informed and to consult Rio Algom as to the progress of any such claim and the defence thereof and to have due regard to any representations made by either of them;

(iii) no Parent shall, without Rio Algom's prior written consent (such consent not to be unreasonably withheld or delayed), compromise or settle any such claim or liability unless such Parent shall have admitted liability under the Parents' Warranty or Parents' Warranties to which such claim or liability relates (subject to any applicable limitations hereunder); and

(iv) if Rio Algom elects to participate in the defence of a third party claim it shall be assisted by its counsel and bear its own costs of participating in such defence unless: (i) Rio Algom and the Parents have agreed to the retention of such counsel or (ii) the representation of Rio Algom, Wheaton or Northern Orion by common counsel, as the case may be, would be inappropriate due to the actual or potential differing interests among them.

Upon making payment to Rio Algom of any amount in respect of a Loss, a Parent shall, to the extent of such payment, be subrogated to all rights of Rio Algom against any third party in respect of the Loss to which the payment relates. Until Rio Algom recovers full payment of its Loss, any and all claims of a Parent against any such third party on account of such Loss shall be postponed and subordinated in right of payment to the rights of Rio Algom against such third party.

11.6 If the amount of any Loss shall be reduced by:

(a) any net tax benefit to Rio Algom; or

(b) any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other person,

the amount of such reduction (less any costs, expenses (including taxes) or premiums incurred in connection therewith), together with interest thereon from the date of payment thereof at the annual rate of LIBOR plus 2%, shall promptly be repaid by such party to Wheaton or Northern Orion, as applicable.

11.7 A failure to give timely notice as provided in Clauses 11.4(a) or 11.5(a) shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise damaged as a result of such failure.

ARTICLE 12
PARENTS' DISCLOSURE DOCUMENTS

12.1 The Parents acknowledge that, except insofar as any such information is the subject of a Rio Algom Warranty in which event the provisions of Article 8 and Article 10 shall apply in relation thereto, all information which may have been or may after the date of this Agreement be provided to the Parents by any company in the Rio Algom Group or any of the directors, officers, agents or advisers of any such company to facilitate the preparation of a prospectus, offering memorandum, circular, annual information form or any other disclosure document issued or filed or to be issued or filed by a Parent or any other company in the Parents' Group or for the purposes of any agreement entered into or to be entered into by a Parent or any other company in such Parent's Group with any underwriter, banker, investor or other person (a **"Disclosure Document"**) has been or will be so provided at the relevant Parent's sole risk. The Parents further acknowledge that no company in the Rio Algom Group at the date of this Agreement nor any of the directors, officers or employees, agents or advisers of any company in the Rio Algom Group has any liability for any representation, statement, forecast or opinion of any kind made or expressed or to be made or expressed in or any omission from any Disclosure Document and each of the Parents, severally and not jointly, undertakes with Rio Algom (in its own right and as trustee for and on behalf of each other company in the Rio Algom Group at the date of this Agreement and the directors, officers and employees, agents and advisers of each company in the Rio Algom Group) to indemnify Rio Algom, each such other company and each

such director, officer and employee, agent and adviser and keep Rio Algom, each such other company and each such director, officer and employee, agent and adviser indemnified from and against, and to reimburse Rio Algom on demand with respect to, any and all costs, expenses, losses, damages and liabilities suffered or incurred by Rio Algom and/or any such other company and/or any such director, officer or employee, agent or adviser arising out of or in connection with any claim that any Disclosure Document of such Parent contained a misrepresentation for purposes of any applicable Canadian provincial or territorial securities legislation or was otherwise untrue or misleading in any respect and/or that Rio Algom and/or any such other company and/or any such director, officer or employee, agent or adviser owed any duty to any person in relation to such a Disclosure Document.

ARTICLE 13
ENTIRE AGREEMENT

13.1 This Agreement (including all Schedules and Appendices hereto) together constitute the entire agreement and understanding between the parties in connection with the sale and purchase of the Alumbrera Interests and supercede all prior agreements and other understandings (oral or written) between Rio Algom, on one hand, and the Parents, on the other.

13.2 No Party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement.

ARTICLE 14
VARIATION ETC.

14.1 No variation, amendment or other modification of this Agreement (or any document entered into pursuant to this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the Parties and no variation, amendment or other modification of this Agreement (or any document entered into pursuant to this Agreement) will require the consent or approval of any other person.

ARTICLE 15
ASSIGNMENT

15.1 Rio Algom may assign its rights hereunder in its sole discretion provided that any assignee of such rights shall agree to be bound by the terms of this Agreement. Neither Parent shall be entitled to assign the benefit of any provision of this Agreement without the prior written approval of Rio Algom except as otherwise contemplated herein.

ARTICLE 16
ANNOUNCEMENTS

16.1 Rio Algom and the Parents shall keep confidential the existence and terms of this Agreement and will not disclose the same to any person other than the others except:

(a) for the purpose of obtaining any consent, certificate, approval or other authorization required to fulfil any Condition Precedent set out in Clause 4.1;

(b) by Wheaton and Northern Orion to lenders, investors and financial and professional advisors for the purposes of obtaining financing to complete, or otherwise in connection with, the transactions contemplated herein;

(c) where required by applicable law;

(d) where required by any recognised stock exchange on which its securities or those of any company in, in the case of Rio Algom, the Rio Algom Group or, in the case of the Parents, the Parents' Group are listed;

(e) to such of its officers and professional advisers as may be necessary for ordinary business purposes; or

(f) with the prior written consent of the other Parties.

16.2 Each of the Parties shall consult with the other Parties as to the proposed wording of any public announcement concerning the sale and purchase of the Alumbrera Interests and the terms of this Agreement. No Party shall make any public announcement concerning such matters without the prior approval of each of the others (such approval not to be unreasonably withheld or delayed) except where the Party seeking to make any such public announcement is required to do so by applicable law or by any recognised stock exchange having jurisdiction in circumstances where prior consultation with the other Parties is not practicable.

ARTICLE 17
COSTS

17.1 Except as otherwise provided herein, each of the parties shall pay its own costs incurred in connection with the negotiation, preparation and implementation of this Agreement and the transactions contemplated herein.

17.2 Any and all bank, insurance and similar charges by financial institutions in incurred in connection with obtaining Senior Lender or other consents required or advisable in connection with the transactions contemplated hereby will be borne equally between Northern Orion and Rio Algom.

17.3 Northern Orion shall obtain and bear the cost of any legal opinions that may be required by MAA in connection with the provision by MAA of the certificate required of MAA under the Transfer Restrictions Agreement.

17.4 All goods and services tax or value added tax, stamp duty, registration fees, transfer fees and other similar duties, fees and taxes (including fines, penalties and interest but excluding any income tax, capital gains tax or other taxes of a similar nature) which may be payable or determined to be payable on or in connection with this Agreement, the transactions contemplated by this Agreement and any instruments or documents executed under this Agreement or contemplated by it shall be borne by the Parents.

17.5 Should Rio Algom or any other company in the Rio Algom Group at the date of this Agreement incur any reasonable out-of-pocket costs or expenses in the course of providing

to a Parent or any other company in the relevant Parent's Group information or assistance requested by the Parents or such other company in connection with the preparation by the Parent or any other company in the Parent's Group of any Disclosure Document including, without limitation, (i) any cost or expense associated with the preparation of financial statements and any related audit reports or other audit or expert comfort in respect of Rio Algom, the Rio Algom Group or any of the Alumbrera Interests and (ii) any technical or other expert's report or other information relating to the Alumbrera Interests or any of them, such Parent shall, on demand made by Rio Algom accompanied by reasonable evidence of such costs and expenses, pay to Rio Algom (on its own behalf or as trustee for and on behalf of the relevant company in the Rio Algom Group) a sum equal to such costs and expenses. For the avoidance of doubt, the Parent shall not be liable for any cost or expense associated with the preparation of any document or information which had been prepared prior to the commencement of Northern Orion's due diligence in connection with the transactions contemplated by this Agreement and the review of which constituted part of such due diligence.

ARTICLE 18
INVALIDITY

18.1 If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement.

ARTICLE 19
COUNTERPARTS

19.1 This Agreement and any amendments hereto may be entered into in any number of counterparts and by the Parties to it on separate counterparts, each of which, when executed and delivered, shall be an original, but all the counterparts shall together constitute one and the same instrument.

ARTICLE 20
NOTICES

20.1 Any notice under this Agreement shall be in writing and signed by or on behalf of the Party giving it and may be served or delivered by leaving it or sending it by fax to the address, fax number and for the attention of the relevant Party set out in Clause 20.2 (or as otherwise notified from time to time hereunder). Any notice so served or delivered in person or by fax shall be deemed to have been received:

(a) in the case of delivery in person, when delivered; and

(b) in the case of delivery by fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages, the correct destination fax machine number and the result of the transmission as "OK".

20.2 The addresses of the Parties for the purpose of Clause 20.1 are as follows:

Rio Algom	Rio Algom Limited c/o BHP Billiton – Base Metals 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056
For the attention of:	Legal Department
Fax:	713 961 8507
with a copy to (for informational purposes only and not constituting notice):	Fasken Martineau DuMoulin LLP 66 Wellington St. West Suite 4200, Toronto Dominion Bank Tower Toronto-Dominion Centre Toronto, Ontario, Canada M5K 1N6
For the attention of:	Bruce Blain
Fax:	416 364 7813
Wheaton	Wheaton River Minerals Ltd. Suite 1560 200 Burrard Street Vancouver, B.C. V6C 3L6 Canada
For the attention of:	Chief Executive Officer
Fax:	+1 604 696 3001
with a copy to (for informational purposes only and not constituting notice):	Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, ON M5H 3C2
For the attention of:	Paul Stein
Fax:	416 360 8877
Northern Orion	Northern Orion Explorations Ltd. Suite 250, 1075 West Georgia Street, Vancouver, B.C., V6E 3C9
For the attention of:	Chief Executive Officer
Fax:	604 434 1487
with a copy to (for informational purposes only and not constituting notice):	Stikeman Elliott LLP 1700-666 Burrard St. Vancouver, BC, V6C 2X8
For the attention of:	Michael Allen
Fax:	604 681 1825

ARTICLE 21
GOVERNING LAW AND JURISDICTION

21.1 This Agreement is governed by and shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

21.2 Each of the Parties irrevocably agrees that the courts of the Province of Ontario shall have non-exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this Agreement (**"Proceedings"**) and, for these purposes, each of Rio Algom and the Parents irrevocably submits to the jurisdiction of the Ontario courts and waives (and irrevocably agrees not to raise) any objection which it may have now or hereafter to the laying of the venue of any Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in any Ontario court shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

ARTICLE 22
FURTHER ASSURANCE

22.1 Each of the Parties shall do or procure to be done all such further acts and things, and execute or procure the execution of all such other documents, as the other of them may from time to time reasonably require, whether on or after Completion, for the purpose of giving to Canada Acquisition Co., Cayman Acquisition Co. and the Parents title to the Alumbrera Interests and assuring to Rio Algom or other companies in the Rio Algom Group the consideration for the Alumbrera Interests as specified in this Agreement and each of the Parties shall pay all the reasonable costs and expenses incurred by the other of them in complying with such other's obligations under this Article 22 to the extent that that other is not otherwise required to take or procure such action pursuant to this Agreement.

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AS WITNESS this Agreement has been signed on behalf of the Parties as of the date first written above.

RIO ALGOM LIMITED

By: *(signed) "Brad Mills"*
Brad Mills
President

By: *(signed) "Glenn Kellow"*
Glenn Kellow
Vice-President, Chief Financial Officer

WHEATON RIVER MINERALS LTD.

By: *(signed) "Ian Telfer"*
Name: Ian Telfer
Title: Chairman and Chief Executive Officer

NORTHERN ORION EXPLORATIONS LTD.

By: *(signed) "David Cohen"*
Name: David Cohen
Title: President and Chief Executive Officer

SCHEDULE 1
Alumbrera Interests

1. All the issued shares in the capital of MEB registered in the name of Rio Algom (and any other companies in the Rio Algom Group) at the date of this Agreement and immediately prior to Completion.

2. (a) All of Rio Algom's rights and obligations under the Shareholder Subordinated Loan Agreement and the Shareholder Subordinated Loan Agreement Assignment and Assumption Agreement, including the right of Rio Algom to receive payment of 50% of the outstanding principal and interest owing by MAA pursuant to the Shareholder Subordinated Loan Agreement (the **"50% of the Shareholder Subordinated Loan Agreement Assigned Rights"**).

(b) All of Rio Algom's rights and obligations under the MNR Subordinated Loan Agreement and the MNR Subordinated Loan Agreement Assignment and Assumption Agreement, including the right of Rio Algom to receive repayment of the outstanding principal and interest owing by MAA pursuant to the MNR Subordinated Loan Agreement (the **"MNR Subordinated Loan Agreement Assigned Rights"**).

(c) All of Rio Algom's rights and obligations under the RBI Subordinated Loan Agreement and the RBI Subordinated Loan Agreement Assignment and Assumption Agreement, including the right of Rio Algom to receive repayment of the outstanding principal and interest owing by MAA pursuant to the RBI Subordinated Loan Agreement (the **"RBI Subordinated Loan Agreement Assigned Rights"**).

3. All the rights and obligations of Rio Algom under each of the other Rio Algom Agreements.

SCHEDULE 2
Rio Algom Agreements

1. Common Security Agreement.
2. Transfer Restrictions Agreement.
3. Agreement Among Guarantors.
4. Easement Support Agreement.
5. Reimbursement Agreement.
6. Agreement Among Sponsors.
7. Security Agreement.
8. Guarantee and Confidentiality Undertaking.
9. MEB Shareholders Agreement.
10. MEB Funding Agreement.
11. MAA Shareholders Agreement.
12. MNR Subordinated Loan Agreement.
13. MNR Subordinated Loan Agreement Assignment and Assumption Agreement.
14. RBI Subordinated Loan Agreement.
15. RBI Subordinated Loan Agreement Assignment and Assumption Agreement.
16. Shareholder Subordinated Loan Agreement.
17. Shareholder Subordinated Loan Agreement Assignment and Assumption Agreement.

SCHEDULE 3
Rio Algom Warranties

Part A – Capacity of Rio Algom

1. Rio Algom is a company existing under the laws of the Province of Ontario.

2. Rio Algom has full power and authority to enter into and perform this Agreement and this Agreement has been duly authorised by Rio Algom and constitutes binding obligations on Rio Algom in accordance with its terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

3. The execution and delivery of, and performance by Rio Algom of its obligations under, this Agreement and the vesting of the Alumbrera Interests in the Parents as contemplated by this Agreement will not:

(a) result in a breach of any provision of its articles or by-laws; or

(b) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which Rio Algom is a party or by which it is bound; or

(c) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any agreement to which Rio Algom is party or by which is bound,

except, in the case of paragraphs (b) and (c), for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of Rio Algom or any person in which any of the Alumbrera Interests is, at the date of this Agreement, vested to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of the Parents to receive the benefit of the transactions contemplated by this Agreement.

Part B – Alumbrera Interests

1. **MEB**

(a) All of the MEB Shares are fully-paid or properly credited as fully-paid.

(b) Other than rights of persons (other than members of the Rio Algom Group) under the Rio Algom Agreements, 50% of the issued shares in MEB are beneficially owned by Rio Algom free from all security interests, options, claims or other third

party rights (including, without limitation, rights of pre-emption) of any nature whatsoever;

2. **Subsidiaries and Other Interests**

So far as Rio Algom is aware:

(a) MEB is the legal and beneficial owner of 92,901,000 IMZ Common Shares of US$1.00 each and 1,000,000 IMZ Preferred Shares of US$0.01 each in the capital of MAA; and

(b) save in respect of the shares referred to in paragraph 2(a) above, MEB does not own or have any interest of any nature in any shares or other securities issued by any company.

(c) So far as Rio Algom is aware:

(i) MEB is duly incorporated and organized and validly subsisting under the laws of Bermuda;

(ii) MEB has full corporate power and authority to own or lease its properties and to carry on the business as now being conducted by it;

(iii) MEB is duly qualified to do business in each jurisdiction in which the nature of its material business or the location of its material properties or its employees make such qualifications necessary; and

(iv) MEB is in good standing in each of such jurisdictions.

(d) So far as Rio Algom is aware:

(i) all outstanding shares of MEB have been duly authorized and validly issued as fully paid and non-assessable and are registered in the name of Rio Algom and Wheaton as set forth in Part A of Schedule 6 annexed hereto; and

(ii) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any shares in the capital of MEB or any securities of MEB, or any right capable of becoming any of the foregoing, other than as contemplated by this Agreement or the Rio Algom Agreements.

3. **Insolvency etc.**

So far as Rio Algom is aware:

(a) no order has been made, petition presented or meeting convened for the purpose of considering a resolution for, the winding up of MEB;

(b) no petition has been presented for an administration order to be made in relation to MEB;

(c) no receiver has been appointed in respect of the whole or any substantial part of any of the property, assets and/or undertaking of MEB;

(d) no composition in satisfaction of the debts of MEB, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors and/or members or any class of its creditors and/or members, has been proposed, sanctioned or approved; and

(e) no distress, execution or other process has been levied in respect of the whole or any substantial part of any of the property, assets and/or undertaking of MEB.

4. **Assigned Rights**

(a) The Assigned Loan Rights are owned by Rio Algom free and clear of any security interest, option, restriction or claim, other than (i) the security interest in the Assigned Loan Rights granted to the Trustee on behalf of the Senior Lenders under the Common Security Agreement and (ii) all rights of the persons (other than members of the Rio Algom Group) under the Rio Algom Agreements.

(b) Neither Rio Algom nor any other company within the Rio Algom Group at the date of this Agreement is in material breach of any of its obligations under any of the Shareholder Subordinated Loan Agreement, the MNR Subordinated Loan Agreement, the RBI Subordinated Loan Agreement and (with respect to the Assigned Loan Rights) the Common Security Agreement and Rio Algom is not aware of any facts which, with the giving of notice or lapse of time or both, would constitute any such material breach.

(c) There is owing to Rio Algom as at the Effective Date according to the books and records of MAA:

(i) under the Shareholder Subordinated Loan Agreement the principal sum of US$14,631,993.30 and accrued and unpaid interest of US$5,179,631.83;

(ii) under the MNR Subordinated Loan Agreement the principal sum of US$50,267,314.48 and accrued and unpaid interest of US$14,501,798.42; and

(iii) under the RBI Subordinated Loan Agreement the principal sum of US$2,214,579.56 and accrued and unpaid interest of US$559,618.52.

Each of the amounts referred to in this paragraph (c) is, at the date of this Agreement, payable free of any set-off or counterclaim except as may be provided

in any such agreement or required by law or any of the Rio Algom Agreements and except for the payment referred to in Clause 5.2.

5. **Rio Algom Agreements etc.**

Rio Algom is not in material breach of any of its obligations under any Rio Algom Agreement and Rio Algom is not aware of any facts which, with the giving of notice or lapse of time or both, would constitute any such material breach. So far as Rio Algom is aware, no other party to any Rio Algom Agreement is in material breach of any such agreement.

6. **Information**

Rio Algom has made available for inspection by or provided to the Parents and/or their authorised representatives, among other information, a true copy of each of the Rio Algom Agreements, as the same may have been amended or substituted.

7. **Completeness**

Except as contemplated in this Agreement, so far as Rio Algom is aware, no company in the Rio Algom Group shall after Completion, on the basis of its assets, liabilities and contractual position as at Completion, have any direct or indirect interest in (a) any shares of MAA or MEB or (b) any indebtedness owing by MAA or MEB (other than indebtedness (if any) in the ordinary course of business) or (c) any assets of MAA or MEB (other than in the ordinary course of business) or (d) the Alumbrera Project (other than in the ordinary course of business) except pursuant to the Wheaton Security Agreement and the Northern Orion Security Agreement.

8. **Completion**

Completion (as defined in and for the purposes of the Common Security Agreement) has occurred.

9. **Dividends**

MEB has not declared any dividends prior to the date of this Agreement which, at the date of this Agreement, remain unpaid.

10. **Incorporation and Status of MAA**

So far as Rio Algom is aware:

(i) MAA is duly incorporated and organized and validly subsisting under the laws of Antigua;

(ii) MAA has full corporate power and authority to own or lease the Properties and to operate the Alumbrera Project in the manner in which it is currently being operated;

(iii) MAA is duly qualified to do business in Antigua and Argentina, being the only jurisdictions in which the nature of the operation of the Alumbrera Project or the location of MAA's material Properties or its employees make such qualifications necessary; and

(iv) MAA is in good standing in each of such jurisdictions.

11. **Capital Stock of MAA**

So far as Rio Algom is aware:

(i) all outstanding shares of MAA have been duly authorized and validly issued as fully paid and non-assessable and are registered in the name of MEB and MIP as set forth in Schedule 6 annexed hereto; and

(ii) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any shares in the capital of MAA or any securities of MAA, or any right capable of becoming any of the foregoing, other than as contemplated by this Agreement or the Rio Algom Agreements.

12. **Financial Statements of MEB**

Rio Algom has delivered to the Parents true and accurate copies of the Financial Statements and, so far as Rio Algom is aware, the Financial Statements do not contain any material inaccuracies.

13. **Corporate Records of MEB**

So far as Rio Algom is aware:

(i) the corporate records and minute books of MEB contain complete and accurate minutes of all meetings of directors and shareholders of MEB held since its date of incorporation; and

(ii) the share certificate books, register of shareholders, register of transfers and register of directors of each of MEB are complete and accurate.

14. **Litigation**

So far as Rio Algom is aware, there is no material action, suit, litigation, arbitration or proceeding in progress or, pending against or relating to MEB in Bermuda nor is there any outstanding judgment, decree, injunction, ruling order,

decision, direction, declaration, writ or award of any Bermudan Official Body relating to MEB which has not been complied with.

15. **Tax Matters**

So far as Rio Algom is aware:

(i) MEB has duly filed within the times and within the manner prescribed by Applicable Laws, all Tax returns and reports which are required to be filed by, or with respect to MEB;

(ii) such returns and reports reflect accurately all material liabilities for Taxes for MEB for the periods covered thereby;

(iii) all material Taxes payable by, or due from, MEB have been fully paid or adequately disclosed and fully provided for in the books and financial statements of MEB;

(iv) no examination of any Tax return of MEB is currently in progress;

(v) there are no outstanding agreements or waivers extending the statutory period providing for an extension of time with respect to the assessment or re-assessment of any Tax or the filing of any Tax return by, or any payment of any Tax by, or levying of any government charge against MEB;

(vi) there are no actions, audits, assessments, re-assessments, suits, proceedings, investigations or claims now threatened or pending against MEB in respect of Taxes or any matters under discussion with any Official Body relating to Taxes asserted by any such authority;

(vii) MEB has withheld from each payment made by it to any of its present or former employees, officers, directors and to all persons the amount of all Taxes and other deductions required to be withheld therefrom and has paid the same to the proper taxing or other authority within the time prescribed under any applicable legislation or regulation or, if not due, has made adequate provision in its books and records and financial statements therefor; and

(viii) MEB has charged, collected and remitted on a timely basis or, if not due, has accrued all material Taxes as required under Applicable Law on any sale, supply, or delivery whatsoever, made by or to MEB.

16. **Contractual and Regulatory Approvals**

So far as Rio Algom is aware and except as specified in this Agreement, MEB is not under any obligation under (i) Applicable Law; (ii) any material contract or agreement or (iii) otherwise, to request or obtain the consent of any person and no

material permits, licenses, certifications, authorizations or approvals of, or notifications to, waivers from or filings with any Official Body are required to be obtained by MEB:

(i) in connection with the execution, delivery or performance by Rio Algom of this Agreement or the completion of any of the transactions contemplated herein;

(ii) to avoid the loss of any material Permit as a result of the completion of any of the transactions contemplated herein;

(iii) in order to maintain any material contract or agreement of MEB in good standing following the completion of any of the transactions contemplated herein; or

(iv) in order that the authority of MEB to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated hereunder.

17. **Absence of Changes**

So far as Rio Algom is aware, since the date of the Financial Statements:

(i) MEB has conducted its business in the ordinary course, has not incurred any material debt, obligation or liability out of the ordinary course of such business or of an unusual or extraordinary nature and has used its reasonable commercial efforts to preserve such business and its material properties; and

(ii) other than as disclosed in the notes to the Financial Statements, there has been no material change in the accounting principles, policies, practices or procedures of MEB in respect of its business or the application of the foregoing to such business.

SCHEDULE 4
Parents' Warranties

Part A – Northern Orion Warranties

1. Northern Orion is a company existing under the laws of the Province of British Columbia.

2. Northern Orion has full power and authority to enter into and perform this Agreement and all other documents delivered by it at Completion and each of them has been duly authorised by Northern Orion and constitutes binding obligations on Northern Orion in accordance with their respective terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

3. The execution and delivery of, and performance by Northern Orion of its obligations under this Agreement and all other documents delivered by it at Completion will not:

   (a) result in a breach of any provision of its articles or by-laws; or

   (b) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which Northern Orion is a party or by which it is bound; or

   (c) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any agreement to which Northern Orion is party or by which is bound,

   except, in the case of paragraphs (b) and (c), for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of Northern Orion to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of Rio Algom, to receive the benefit of the transactions contemplated by this Agreement.

4. As at the date of Completion, Northern Orion Canco and Northern Orion Cayco will be companies existing under the laws of their respective jurisdictions of incorporation.

5. As at the date of Completion, each of Northern Orion Canco and Northern Orion Cayco will have full power and authority to enter into and perform all documents delivered by them at Completion and each of such documents will have been duly authorised by Northern Orion Canco or Northern Orion Cayco, as applicable, and will constitute binding obligations on Northern Orion Canco or Northern Orion

Cayco, as applicable, in accordance with their respective terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

6. As at the date of Completion, the execution and delivery of, and performance by Northern Orion Canco and Northern Orion Cayco of their respective obligations under the documents delivered by them at Completion will not:

(a) result in a breach of any provision of their respective articles or by-laws; or

(b) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which either of them is a party or by which it is bound; or

(c) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any agreement to which either of them is party or by which is bound,

except, in the case of paragraphs (b) and (c) for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of either of them to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of Rio Algom of them to receive the benefit of the transactions contemplated by this Agreement.

Part B – Wheaton Warranties

1. Wheaton is a company existing under the laws of the Province of Ontario.

2. Wheaton has full power and authority to enter into and perform this Agreement and all other documents delivered by it at Completion and each of them has been duly authorised by Wheaton and constitutes binding obligations on Wheaton in accordance with its terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

3. The execution and delivery of, and performance by Wheaton of its obligations under, this Agreement and all other documents delivered by it at Completion will not:

(a) result in a breach of any provision of its articles or by-laws; or

(b) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which Wheaton is a party or by which it is bound; or

(c) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any agreement to which Wheaton is party or by which is bound,

except, in the case of paragraphs (b) and (c), for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of Wheaton to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of Rio Algom to receive the benefit of the transactions contemplated by this Agreement.

4. As at the date of Completion, Wheaton Canco and Wheaton Cayco will be companies existing under the laws of their respective jurisdictions of incorporation.

5. As at the date of Completion, each of Wheaton Canco and Wheaton Cayco will have full power and authority to enter into and perform all documents delivered by them at Completion and each of such documents will have been duly authorised by Wheaton Canco or Wheaton Cayco, as applicable, and will constitute binding obligations on Wheaton Canco or Wheaton Cayco, as applicable, in accordance with their respective terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

6. As at the date of Completion, the execution and delivery of, and performance by Wheaton Canco and Wheaton Cayco of their respective obligations under the documents delivered by them at Completion will not:

(a) result in a breach of any provision of their respective articles or by-laws; or

(b) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which either of them is a party or by which it is bound; or

(c) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any agreement to which either of them is party or by which is bound,

except, in the case of paragraphs (b) and (c) for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of either of them to consummate the transactions

contemplated by this Agreement or (z) materially to impair the ability of Rio Algom to receive the benefit of the transactions contemplated by this Agreement.

Part C – Common Warranties

As at the date of Completion:

2. Canada Acquisition Co. and Cayman Acquisition Co. will be companies existing under the laws of their respective jurisdictions of incorporation.

3. Each of Canada Acquisition Co. and Cayman Acquisition Co. will have full power and authority to enter into and perform all documents delivered by them at Completion and each of such documents will have been duly authorised by Canada Acquisition Co. or Cayman Acquisition Co., as applicable, and constitutes binding obligations on Canada Acquisition Co. or Cayman Acquisition Co., as applicable, in accordance with their respective terms, save as enforcement may be limited by bankruptcy, reorganisation, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and subject to any limitation acts and to general equitable principles.

4. The execution and delivery of, and performance by Canada Acquisition Co. and Cayman Acquisition Co. of their respective obligations under the documents delivered by them at Completion and the vesting of the Alumbrera Interests in them as contemplated by this Agreement will not:

   (a) result in a breach of any provision of their respective articles or by-laws; or

   (b) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any order, judgment or decree of any court or governmental agency or regulatory body to which either of them is a party or by which it is bound; or

   (c) subject to satisfaction of the conditions precedent in Clause 4.1 above, result in a material breach of any agreement to which either of them is party or by which is bound,

   except, in the case of paragraphs (b) and (c) for any such breaches which, individually or in the aggregate, would not reasonably be expected (y) materially to impair the ability of either of them to consummate the transactions contemplated by this Agreement or (z) materially to impair the ability of Rio Algom to receive the benefit of the transactions contemplated by this Agreement.

SCHEDULE 5
Completion Steps

The transactions contemplated by this Agreement shall be deemed to occur sequentially in the following order at the time of Completion:

1. Rio Algom shall deliver to Cayman Acquisition Co. the irrevocable directions referred to in Clauses 6.2(c) and (e).

2. Rio Algom shall assign to Cayman Acquisition Co. the Assigned MEB Share Rights and Cayman Acquisition Co. shall pay an amount equal to: (i) the Wheaton Loan to Wheaton Canco; (ii) the Northern Orion Loan to Northern Orion Canco; and (iii) the balance of the Alumbrera Consideration payable by Cayman Acquisition Co. to Rio Algom and Cayman Acquisition Co. shall assume all liabilities and obligations of Rio Algom in connection therewith.

3. Wheaton Canco and Northern Orion Canco shall deliver the promissory notes referred to in Clause 6.3(b) evidencing the Wheaton Loan and the Northern Orion Loan.

4. The Parties shall deliver the Parents' Security Agreements (including the guarantee evidencing Northern Orion's obligations referred to in Clause 3.9).

5. Rio Algom shall transfer to Canada Acquisition Co. the Assigned Loan Rights in consideration of the payment of US$71,500,000 and Canada Acquisition Co. shall assume all liabilities and obligations of Rio Algom in connection therewith.

6. The Parties shall deliver the assignment and assumption agreements referred to in Clauses 6.2(e) and (f).

7. The Parties shall deliver the assignment and assumption agreements required to effect the transfer of the Parents' Alumbrera Interests.

8. Rio Algom shall remit to Canada Acquisition Co. the payment referred to in Clause 5.2.

SCHEDULE 6
Capitalization

Part A – MEB

Registered Holder	Number of Shares
Wheaton River (Cayman Islands) Ltd.	44,856,000
Rio Algom Limited	44,856,000

Part B – MAA

Registered Holder	Number of Shares
Musto Explorations (Bermuda) Limited	92,901,000 IMZ Common Shares 1,000,000 IMZ Preferred Shares
Mount Isa Pacific Pty. Ltd.	92,901,000 MIM Common Shares 1,000,000 MIM Preferred Shares

SCHEDULE 7
Rio Algom Persons

Part A

Ian Ashby
Glenn Kellow
Brad Mills

Part B

Paul Benson
Brink VanSchalkwyk
Cristian Ulloa
Larry Stoehr
Christine Clynes
Willie Murray
Jane Belcher
Glen Greaney
Brian Huisman
Chris Massey
Michael Neumann
Mary Prendergast
Peter DeZwart

SCHEDULE 8
Wheaton Persons

Part A

Ian Telfer
Dennis Bergen
Derek Price
Peter Barnes

Part B

Ian Telfer
Dennis Bergen
Derek Price
Peter Barnes

SCHEDULE 9
Northern Orion Persons

Part A

David Cohen
Shannon Ross

Part B

David Cohen
Shannon Ross

UN EXEMPLAIRE DU PRÉSENT PROSPECTUS PROVISOIRE A ÉTÉ DÉPOSÉ AUPRÈS DE L'AUTORITÉ EN VALEURS MOBILIÈRES DE LA COLOMBIE-BRITANNIQUE, DE L'ALBERTA, DU MANITOBA, DE L'ONTARIO, DU QUÉBEC ET DE LA NOUVELLE-ÉCOSSE; TOUTEFOIS, CE DOCUMENT N'EST PAS ENCORE DANS SA FORME DÉFINITIVE POUR LES FINS D'UN PLACEMENT. LES RENSEIGNEMENTS QU'IL CONTIENT SONT SUSCEPTIBLES D'ÊTRE COMPLÉTÉS OU MODIFIÉS. LES TITRES QU'IL DÉCRIT NE PEUVENT FAIRE L'OBJET D'AUCUN PLACEMENT AVANT QUE LES AUTORITÉS EN VALEURS MOBILIÈRES N'AIENT VISÉ LE PROSPECTUS.

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites.

Les titres émis aux termes des présentes n'ont pas été ni ne seront enregistrés aux termes de la* Securities Act of 1933 *des États-Unis, en sa version modifiée, (la* Securities Act*), ou aux termes des lois sur les valeurs mobilière d'un État des États-Unis et, sous réserve de certaines exemptions, ne peuvent être offert ou vendus aux États-Unis. Voir « Mode de placement ».

PROSPECTUS PROVISOIRE

Nouvelle émission — Le 2 juillet 2003

NORTHERN ORION RESOURCES INC.

Suite 250, 1075 West Georgia Street
Vancouver, B.C. V6E 3C9
(604) 689-9663

105 352 403,13 $

81 040 310 actions ordinaires et
40 520 155 bons de souscription d'actions ordinaires pouvant être émis à l'exercice de
810 403 101 bons de souscription spéciaux préalablement émis

Le présent prospectus (le *prospectus*) vise le placement de 81 040 310 actions ordinaires (les *actions ordinaires*) et de 40 520 155 bons de souscription d'actions ordinaires (les *bons de souscription*) de Northern Orion Resources Inc. (l'*émetteur*) pouvant être émis à l'exercice ou à l'exercice réputé de 810 403 101 bons de souscription spéciaux préalablement émis (les *bons de souscription spéciaux*) de l'émetteur. L'émetteur a préalablement distribué les bons de souscription spéciaux au moyen d'un placement privé (le *placement privé*) conformément à un contrat de prise ferme daté du 29 mai 2003 (le *contrat de prise ferme*) entre l'émetteur et Griffiths McBurney & Partners (*GMP*), BMO Nesbitt Burns Inc. (*BMO*), La Corporation Canaccord Capital, Valeurs mobilières Pacific International Inc., Valeurs mobilières Yorkton Inc., Salman Partners Inc. et McFarlane Gordon Inc. (collectivement, les *preneurs fermes*) au prix de 0,13 $ chaque bon de souscription spécial le 29 mai 2003 (la *première clôture*), le 12 juin 2003 (la *deuxième clôture*) et le 20 juin 2003 (la *troisième clôture*).

	Prix d'offre	**Rémunération des preneurs fermes**[1]	**Produit net revenant à l'émetteur**[2]
Par bon de souscription spécial :	0,13 $	0,0065 $	0,1235 $
Total :	105 352 403 $	5 267 620,15 $	100 084 782,85 $

(1) Dans le cadre du placement privé, l'émetteur a convenu de verser aux preneurs fermes (au sens des présentes), pour les services qu'ils ont rendus, des honoraires (la *rémunération des preneurs fermes*) de 5 267 760,15 $, soit 5 % du produit brut du placement privé, plus l'intérêt cumulé sur cette somme pendant sa détention en mains tierces aux termes de l'acte relatif aux bons de souscription spéciaux comme il est décrit aux présentes. À l'exercice ou à l'exercice réputé des bons de souscription spéciaux, aucune rémunération ou commission supplémentaire ne sera payable aux preneurs fermes relativement à l'émission des actions ordinaires et des bons de souscription. Voir « Mode de placement ».

(2) Déduction faite de la rémunération des preneurs fermes, mais avant la déduction des frais liés au placement privé, estimés à 1 881 000 $.

Les bons de souscription spéciaux ont été préalablement distribués aux termes de dispenses d'établissement de prospectus dont on peut se prévaloir en vertu de la législation en valeurs mobilières applicable de la Colombie-Britannique, de l'Alberta, du Manitoba, de l'Ontario, du Québec et de la Nouvelle-Écosse (les *territoires admissibles*). Les bons de souscription spéciaux ont été également placés auprès de résidents des États-Unis conformément aux dispenses des exigences en matière d'inscription de la Securities Act. Compte tenu du regroupement du capital-actions de l'émetteur à raison de dix anciennes actions pour une nouvelle action, qui a pris effet le 16 juin 2003 (le *regroupement*), chaque groupe de dix bons de souscription spéciaux autorise son porteur à recevoir, sans payer une contrepartie supplémentaire, une action ordinaire et un demi-bon de souscription à tout moment avant le 30 septembre 2003 ou à l'exercice réputé des bons de souscription spéciaux à la date d'expiration (définie ci-après). Chaque bon de souscription entier autorise son porteur à acquérir une action ordinaire du capital de l'émetteur (une *action sous-jacente*) au prix de 2,00 $ par bon de souscription, et ce, jusqu'à 16 h (heure de Vancouver) le 29 mai 2008. Les bons de souscription spéciaux et les bons de souscription sont assujettis aux dispositions d'usage « antidilution ».

Si un prospectus définitif (le *prospectus définitif*) visant le placement d'actions ordinaires et de bons de souscription n'a pas été déposé et qu'un visa correspondant n'a pas été délivré par chacune des autorités en valeurs mobilières des territoires admissibles au plus tard à 17 h (heure de Toronto) le 29 août 2003 (l'*échéance relative aux visas*), chaque porteur de bons de souscription spéciaux sera autorisé à recevoir 1,1 action ordinaire et 0,55 bon de souscription pour chaque groupe de dix bons de souscription spéciaux exercé par la suite, sans que ce porteur n'ait à payer de contrepartie supplémentaire. Si le prospectus définitif n'a pas été déposé et qu'un visa correspondant n'a pas été délivré par chacune des autorités en valeurs mobilières des territoires admissibles au plus tard à l'échéance relative aux visas, la Société continuera tout de même d'être tenue de faire de son mieux pour déposer le prospectus définitif et obtenir les visas correspondants jusqu'à 17 h (heure de Toronto) à la date d'expiration. Le cas échéant, le présent prospectus visera également le placement d'actions sous-jacentes spéciales et de bons de souscription supplémentaires pouvant être émis.

Le prix des bons de souscription spéciaux a été établi par voie de négociation entre l'émetteur et les preneurs fermes. Voir « Mode de placement - Contrat de prise ferme, acte relatif aux bons de souscription spéciaux et acte relatif aux bons de souscription ». Un placement dans les titres visés par le placement aux termes du présent prospectus comporte certains risques et les investisseurs devraient considérer ce placement spéculatif. Voir « Facteurs de risque ».

L'émetteur a octroyé à Endeavour Mining Capital Corp. (*Endeavour Mining*) une option (l'*option à Endeavour Mining*) qui autorise cette dernière à acquérir, sans paiement d'une contrepartie supplémentaire, une option de conversion (l'*option de conversion*) et un bon de souscription (le *bon de souscription visant les frais de prolongation*). L'option à Endeavour Mining peut être levée à tout moment et sera réputée levée par Endeavour Mining, sans action de sa part, à la première des éventualités suivantes à survenir : (i) l'échéance relative aux visas; ou (ii) le troisième jour ouvrable suivant l'échéance relative aux visas. Voir « Mode de placement ». Le présent prospectus visera également la distribution de l'option de conversion et du bon de souscription visant les frais de prolongation.

Les actions ordinaires en circulation de l'émetteur sont inscrites et affichées aux fins de négociation à la cote de la Bourse de Toronto (la *TSX*) sous le symbole NNO. Le 30 juin 2003, dernier jour de bourse au cours duquel les actions ordinaires ont été négociées avant la date du présent prospectus, le cours

de clôture des actions ordinaires s'établissait à 1,48 $. Voir « Ventes antérieures et renseignements sur les opérations ». **À l'heure actuelle, il n'existe aucun marché pour la négociation de bons de souscription spéciaux ou des bons de souscription, de sorte qu'il peut être impossible pour les souscripteurs de les revendre.** La TSX a approuvé conditionnellement l'inscription à sa cote des actions ordinaires et des bons de souscription distribués aux termes du présent prospectus, des actions sous-jacentes pouvant être émises à l'exercice des bons de souscription et des actions ordinaires pouvant être émises à la levée de l'option de conversion ou du bon de souscription visant les frais de prolongation. L'inscription à la cote de la TSX est conditionnelle, d'une part, à ce que l'émetteur remplisse toutes les exigences de la TSX en matière d'inscription et, d'autre part, dans le cas de l'inscription des bons de souscription, au placement des bons de souscription auprès d'un nombre minimal de porteurs de titres du public.

Les certificats définitifs attestant les actions ordinaires et les bons de souscription pouvant être émis à l'exercice ou à l'exercice réputé des bons de souscription spéciaux seront remis à l'exercice ou à l'exercice réputé de ces derniers.

Certaines questions d'ordre juridique concernant le placement seront examinées par Stikeman Elliott S.E.N.C.R.L., s.r.l. et Perkins Coie LLP pour le compte de l'émetteur et par Cassels Brock & Blackwell LLP et Dorsey & Whitney LLP pour le compte des preneurs fermes.

TABLE DES MATIÈRES

DEVISES ET TAUX DE CHANGE

Dans le présent prospectus, le numéraire est exprimé en dollars canadiens et en dollars américains. À moins d'indication contraire, les montants en dollars renvoient aux dollars canadiens et lorsqu'il s'agit de dollars américains, les expressions *dollars américains* ou *$ US* sont utilisées.

Les états financiers de l'émetteur sont publiés en dollars canadiens. Les états financiers de Minera Alumbrera Limited (*MAA*) (dans laquelle l'émetteur a acquis une participation indirecte de 12,5 % à la réalisation de l'acquisition d'Alumbrera) sont publiés en dollars américains.

Le tableau qui suit présente le plafond, le plancher, la moyenne et le taux de clôture des taux de change de dollars américains en dollars canadiens pour les trois exercices terminés le 31 décembre 2002. Il s'agit des taux affichés par la Banque du Canada :

	Exercice terminé le 31 décembre		
	2002	**2001**	**2000**
Clôture	1,58 $	1,59 $	1,50 $
Plafond	1,61 $	1,60 $	1,56 $
Plancher	1,51 $	1,49 $	1,43 $
Moyenne[(1)]	1,57 $	1,55 $	1,48 $

(1) Moyenne des taux de change quotidiens à midi pour chaque période.

Le 30 juin 2003, le taux de change à midi affiché par la Banque du Canada était de 1,00 $ US = 1,3553 $ CA.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Le présent prospectus contient des *énoncés prospectifs*. Les énoncés prospectifs comprennent, notamment, des énoncés à l'égard de l'estimation des ressources et des réserves minérales, de la matérialisation des estimations relatives aux réserves minérales, de la valeur de la production estimative future et du moment où elle sera exploitée, des coûts de production, des dépenses en immobilisations, du succès que connaîtront les activités minières, des risques environnementaux, des frais de réclamation imprévus, des litiges rattachés à des titres ou des claims ainsi que des limitations concernant les risques assurés. Dans certains cas, les énoncés prospectifs se caractérisent par l'emploi d'expressions et de termes tels que *planifier, avoir l'intention, ne pas avoir l'intention, s'attendre à, devrait, budget, prévu, estimer, prévoir, anticiper, ne pas anticiper* ou *croire,* ou par des variantes de ces termes ou de ces expressions ou de ces énoncés qui laissent croire que certaines mesures, certains événements ou certains résultats *peuvent, pourraient, devraient* ou *seront prises, surviendront* ou *seront atteints*. Les énoncés prospectifs comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats réels, le rendement ou les réalisations de l'émetteur diffèrent considérablement des résultats futurs, du rendement ou des réalisations dont il est question, de façon explicite ou implicite, dans les énoncés prospectifs. Ces facteurs comprennent, notamment, les risques liés aux opérations internationales; les risques liés aux opérations de coentreprise; les résultats réels des activités d'exploration courantes; les changements au chapitre des paramètres de projet au fur et à mesure que les projets sont parachevés; les prix futurs de l'or et du cuivre; les fluctuations possibles quant aux réserves de minerai, à la teneur du minerai traité et au taux de récupération; les accidents; les conflits de travail et les autres risques que présente le secteur minier; les retards dans l'obtention d'approbations gouvernementales ou dans l'obtention de financement; ou les retards dans la mise en œuvre d'activités de mise en valeur ou de construction, ainsi que les facteurs dont il est question à la rubrique « Facteurs de risque ». Bien que l'émetteur ait tenté de déterminer les facteurs importants qui pourraient faire en sorte que les mesures, les événements ou les résultats réels diffèrent considérablement de ceux qui sont décrits dans les énoncés prospectifs,

d'autres facteurs peuvent empêcher d'anticiper, d'estimer ou de prévoir d'autres mesures, événements ou résultats. Rien ne garantit que les énoncés prospectifs s'avéreront exacts, puisque les résultats réels et les événements futurs pourraient différer considérablement de ce que prévoient ces énoncés prospectifs. Par conséquent, les lecteurs ne devraient pas se fier indûment aux énoncés prospectifs.

Mise en garde adressée aux investisseurs américains concernant l'estimation des ressources mesurées, indiquées et présumées.

Le présent prospectus utilise les termes **ressources mesurées, ressources indiquées** *et* **ressources présumées.** *Nous tenons à informer les investisseurs américains que, bien que ces termes soient reconnus et exigés par la réglementation canadienne, la Securities and Exchange Commission des États-Unis (la* SEC*) ne les reconnaît pas. L'existence des* ressources présumées *de même que la faisabilité, sur les plans économique et juridique, de leur extraction, présentent un degré élevé d'incertitude. On ne peut présumer que les ressources présumées passeront un jour en totalité ou en partie dans une catégorie supérieure. Selon les règles canadiennes, l'estimation des ressources présumées ne peut former la base d'une étude de faisabilité ou d'une autre étude économique. Les investisseurs américains ne doivent pas présumer que les ressources mesurées ou indiquées seront un jour totalement ou partiellement transformées en réserve. Les investisseurs américains ne doivent pas non plus présumer de l'existence de la totalité ou d'une partie des ressources minérales présumées ni de la possibilité, sur les plans économique ou juridique, de les extraire.*

SOMMAIRE

Le texte qui suit n'est qu'un résumé des principales caractéristiques du présent placement et il devrait être lu conjointement avec les renseignements plus détaillés ainsi que les états financiers et les données financières figurant ailleurs dans le présent prospectus.

L'ÉMETTEUR

L'émetteur, Northern Orion Resources Inc., participe à l'exploration et à la mise en valeur de métaux précieux et de base par l'intermédiaire de filiales et de succursales étrangères directes ou indirectes. Le principal projet de l'émetteur est sa participation dans la mine Alumbrera (définie aux présentes). L'émetteur est aussi propriétaire du projet cuprifère Agua Rica dans la province de Catamarca, en Argentine (le *projet Agua Rica*) et détient une participation indirecte de 85 % dans le projet San Jorge, propriété aurifère et cuprifère près de Mendoza, en Argentine (le *projet San Jorge*), ainsi qu'une participation indivise de 50 % dans le projet Mantua, projet aurifère et cuprifère à Cuba (le *projet Mantua*), participation qui a été octroyée sous options à un tiers. Voir « Structure organisationnelle de l'émetteur » et « Participations de l'émetteur dans les propriétés minérales ». À moins que le contexte n'exige une interprétation contraire, tous les renvois dans le présent prospectus à l'*émetteur* comprennent l'émetteur et ses filiales.

ACQUISITION D'ALUMBRERA

En vertu d'un contrat d'achat daté du 2 avril 2003, l'émetteur et Wheaton River Minerals Ltd. (*Wheaton*) ont convenu d'acquérir une participation de 25 % dans la mine aurifère et cuprifère Bajo de la Alumbrera située dans la province de Catamarca, en Argentine (la *mine Alumbrera*) de Rio Algom Limited (*Rio Algom*), une filiale de BHP Billiton (l'*acquisition d'Alumbrera*). À la clôture de l'opération, qui a eu lieu le 24 juin 2003, l'émetteur et Wheaton ont acquis chacun une participation indirecte de 12,5 % dans la mine Alumbrera. La participation de l'émetteur dans la mine Alumbrera est son principal projet. Voir « Acquisition d'Alumbrera ».

LE PLACEMENT

Placement privé :	Le présent prospectus vise le placement de 81 040 310 actions ordinaires et de 40 520 155 bons de souscription pouvant être émis à l'exercice ou à l'exercice réputé de 810 403 101 bons de souscription spéciaux préalablement vendus et émis à la première, deuxième et troisième clôture du placement privé. Voir « Mode de placement ».
Bons de souscription spéciaux :	Aux termes de l'acte relatif aux bons de souscription spéciaux daté du 29 mai 2003, en sa version modifiée datée du 20 juin 2003 (l'*acte relatif aux bons de souscription spéciaux*), établi entre l'émetteur, le fiduciaire, GMP et BMO, chaque groupe de dix bons de souscription spéciaux autorise son porteur à recevoir, à son exercice ou à son exercice réputé, sans payer une contrepartie supplémentaire, une action ordinaire et un demi-bon de souscription. Chaque bon de souscription spécial peut être exercé par son porteur à tout moment jusqu'à la date d'expiration (définie aux présentes). Si un visa définitif (défini aux présentes) n'est pas octroyé pour le présent prospectus au plus tard à l'échéance relative aux visas, chaque bon de souscription spécial qui n'a pas été exercé à cette date pourra l'être par la suite à raison de dix bons de souscription spéciaux en échange de 1,1 action ordinaire (au lieu d'une action ordinaire) et de 0,55 bon de souscription (au lieu de 0,5 bon de souscription), et le

placement de ces titres supplémentaires sera également visé par le présent prospectus. Voir « Mode de placement ».

Bons de souscription :	Aux termes de l'acte relatif aux bons de souscription (l'*acte relatif aux bons de souscription*) daté du 29 mai 2003 et conclu entre l'émetteur et le fiduciaire en tant qu'agent des bons de souscription, chaque bon de souscription entier autorisera son porteur à acheter une action sous-jacente au prix de 2,00 $ à tout moment avant 16 h (heure de Vancouver) le 29 mai 2008 (ce prix d'exercice tient compte du regroupement).
Option de conversion et bon de souscription visant les frais de prolongation :	Le présent prospectus vise également le placement de l'option de conversion et du bon de souscription visant les frais de prolongation pouvant être émis à Endeavour Mining à la levée de l'option à Endeavour Mining. Voir « Mode de placement ».
Emploi du produit :	Le produit net du placement privé s'est établi à 98 203 783 $, déduction faite de la rémunération des preneurs fermes s'élevant à 5 267 620,15 $ et des frais estimatifs liés au placement privé (notamment les frais des preneurs fermes) s'établissant à 1 881 000 $. L'émetteur a employé et entend employer le produit net de la manière suivante :

		$ US	$ CA(1)
a)	Acquisition d'Alumbrera :	60 260 000 $	81 953 600 $
b)	Frais de l'acquisition d'Alumbrera, notamment le paiement des honoraires des conseillers financiers :	4 465 000 $(2)	6 072 400 $
c)	Remboursement de la dette :	2 000 000 $	2 720 000 $
d)	Fonds de roulement général(3) :	5 484 000 $	7 458 000 $
TOTAL		72 209 000 $	98 204 000 $

(1) Taux de conversion : 1,00 $ US = 1,36 $ CA.

(2) Voir « Acquisition d'Alumbrera – Honoraires des conseillers financiers ».

(3) Majoré de l'intérêt cumulé et des gains de taux de change.

Voir « Emploi du produit ».

Facteurs de risque :

Un placement dans les bons de souscription spéciaux et dans les titres de l'émetteur visés par le placement aux termes du présent prospectus comporte certains risques importants et les investisseurs devraient considérer ce placement comme étant spéculatif. Pour évaluer ces titres, les investisseurs devraient examiner attentivement plusieurs facteurs de risque, notamment :

- risques d'exploration, de mise en valeur et d'exploitation
- risques liés à l'assurance et risques non assurés
- risques et dangers pour l'environnement
- risques environnementaux liés à mine Alumbrera
- permis
- infrastructure
- risques d'interruption des activités à la mine Alumbrera
- incertitude quant à l'estimation des réserves de minerai et des ressources minérales
- incertitude relativement aux ressources minérales présumées
- besoin en réserves supplémentaires
- titre foncier
- concurrence
- capitaux supplémentaires
- prix des produits de base
- risques liés aux opérations de couverture sur les produits de base
- risques liés aux taux de change
- réglementation gouvernementale
- activités à l'étranger
- questions relatives au travail et à l'emploi
- instabilité politique et économique en Argentine
- filiales étrangères
- stratégie d'acquisition
- activités de l'émetteur après l'acquisition
- risques liés à la co-entreprise
- cours des actions ordinaires sur le marché
- lois antitrust de l'Argentine

Voir « Facteurs de risque ».

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES

Les principales données financières consolidées suivantes sont tirées des états financiers consolidés de l'émetteur et des notes complémentaires, ainsi que du rapport de gestion qui figurent ailleurs dans le présent prospectus. Ce résumé doit être lu à la lumière de ces documents et y est intégralement assujetti. Voir les rubriques « États financiers » et « Rapport de gestion ».

Toutes les données financières présentées ci-dessous sont en milliers de dollars, à l'exception des données par action :

Northern Orion Resources Inc. - Principales données financières

	Trimestres terminés les 31 mars (non vérifié)		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
Pour la période :					
Perte	(1 171 $)	(468 $)	(1 992 $)	(1 285 $)	(23 804 $)
Flux de trésorerie liés aux activités d'exploitation	(195)	(353)	(2 134)	(1 600)	(669)
Flux de trésorerie liés aux activités de financement	3 782	500	2 446	1 978	2 050
Flux de trésorerie liés aux activités d'investissement	(23)	(86)	(160)	(4)	(1 682)
Nombre moyen pondéré d'actions en circulation (en milliers)	189 045	114 148	150 263	105 835	85 331
Par action ordinaire :					
Bénéfice (perte) de base	(0,01)	(0,00)	(0,01)	(0,01)	(0,28)
Bénéfice dilué (perte diluée)	(0,01)	(0,00)	(0,01)	(0,01)	(0,28)
À la fin :					
Espèces et quasi-espèces	4 103	620	539	387	13
Total de l'actif	87 895	84 278	84 217	84 018	83 071
Total du passif	25 250	32 383	24 953	32 155	52 623
Capitaux propres	62 645	51 895	59 264	51 863	30 448

Principales données financières consolidées pro forma non vérifiées

Le résumé suivant des données financières consolidées pro forma est présenté à titre d'exemple uniquement et n'est pas nécessairement représentatif des résultats d'exploitation cumulés de la société consolidée. Il est tiré des états financiers consolidés historiques de l'émetteur, des états financiers historiques de MAA et des notes complémentaires qui figurent ailleurs dans le présent prospectus; il doit être lu avec ces documents et y est limité dans son intégralité. Les états financiers consolidés pro forma ont été dressés conformément aux principes comptables généralement reconnus du Canada. Voir le tableau 1 c) des états financiers consolidés pro forma non vérifiés de l'émetteur. L'émetteur utilise le dollar CA à titre de monnaie de présentation, tandis que MAA utilise le dollar US à cette fin. Toutes les données financières présentées ci-dessous le sont en milliers de dollars CA, à l'exception des données par action et du nombre d'actions en circulation.

Les états consolidés pro forma des résultats non vérifiés pour l'exercice terminé le 31 décembre 2002 et pour le trimestre terminé le 31 mars 2003 supposent que l'acquisition de Alumbrera a été conclue les 1er janvier 2002 et 2003, respectivement. Le bilan consolidé pro forma au 31 mars 2003 suppose que l'acquisition d'Alumbrera a été conclue le 31 mars 2003.

	Données pro forma pour le trimestre terminé le 31 mars 2003	Données pro forma pour l'exercice terminé le 31 décembre 2002
Résultats d'exploitation :		
Bénéfice net	1 377 $	18 909 $
Par action ordinaire :		
Bénéfice de base	0,01	0,20
Bénéfice dilué	0,01	0,20

	Données pro forma au 31 mars 2003
Situation financière :	
Espèces et quasi-espèces	8 818 $
Actif à court terme	9 300
Total de l'actif	239 192
Passif à court terme	725
Total du passif	77 721
Capitaux propres	161 471

STRUCTURE ORGANISATIONNELLE DE L'ÉMETTEUR

DÉNOMINATION SOCIALE ET CONSTITUTION

Le 30 avril 1986, l'émetteur a été constitué sous la dénomination sociale « Northern Orion Resources Ltd. » conformément à la *Company Act* (Colombie-Britannique). Le 31 octobre 1986, l'acte constitutif de l'émetteur a été modifié afin de changer sa dénomination sociale pour la remplacer par « Northern Orion Explorations Ltd. ». Le 28 novembre 1994, l'acte constitutif de l'émetteur a été modifié afin d'augmenter son capital autorisé qui est passé de 25 000 000 à 100 000 000 d'actions ordinaires sans valeur au pair. Le 15 octobre 1997, l'acte constitutif et les statuts de l'émetteur ont été modifiés pour augmenter son capital autorisé qui est passé de 100 000 000 à 700 000 000 d'actions dont 500 000 000 d'actions ordinaires, 100 000 000 d'actions privilégiées de premier rang sans valeur au pair et 100 000 000 d'actions privilégiées de second rang sans valeur au pair.

Le 16 juin 2003, les actionnaires de l'émetteur ont approuvé, notamment, le placement privé ainsi qu'une modification de l'acte constitutif de l'émetteur visant à augmenter le nombre d'actions ordinaires autorisées à un nombre suffisant pour permettre l'émission d'actions ordinaires à l'exercice ou à l'exercice réputé des bons de souscription spéciaux et l'émission d'actions sous-jacentes à l'exercice des bons de souscription. Les actionnaires de l'émetteur ont également approuvé une résolution spéciale visant à modifier la dénomination sociale de l'émetteur pour « Northern Orion Resources Inc. », et à autoriser le regroupement. La modification de la dénomination sociale et le regroupement sont entrés en vigueur au moment du dépôt de l'acte constitutif modifié de l'émetteur auprès du British Columbia Registrar of Companies le 16 juin 2003. À moins d'indication contraire, tous les chiffres figurant aux présentes liés aux actions ordinaires, aux titres convertibles de l'émetteur et au prix d'exercice des titres convertibles de l'émetteur, notamment les bons de souscription spéciaux et les bons de souscription, tiennent compte du regroupement. Voir « Mode de placement ».

Le siège social et bureau des registres de l'émetteur est situé au 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 et ses bureaux administratifs principaux sont situés au Suite 250, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9.

LIENS INTERSOCIÉTÉS

L'émetteur exerce des activités par l'intermédiaire de filiales et de succursales étrangères directes et indirectes (les *filiales*). Le tableau suivant présente la dénomination sociale de chacune des filiales importantes de l'émetteur, son territoire de constitution ou d'organisation et le pourcentage de participation directe ou indirecte de l'émetteur dans cette filiale à la date du présent prospectus (sauf les participations dans les filiales acquises dans le cadre de l'acquisition d'Alumbrera, qui sont décrites à la rubrique « Acquisition d'Alumbrera »).


Northern Orion
Resources Inc.
(Colombie-Britannique)
Northern Orion
Holdings SA
100 %
(Îles Caïmans)
Northern Orion
Argentina Holdings
SA
100 %
(Îles Caïmans)
Minera Mantua Inc.
100 %
(Ontario)
99,2 %
GMA Holdings SA
100 %
(Îles Caïmans)
RAA Holdings SA
100 %
(Îles Caïmans)
Minera Cobre SA
100 %
(Îles Caïmans)
0,8 %
Minera San Jorge SA
(Argentine)(1)
Recursos
Americanos
Argentinos SA
100 %
(Argentine)
Copper Holdings
International LLC
100 %
(Delaware)
Cobre Mantua SA
50 %
(Cuba)
Agua Rica S.A.M.
100 %
(Argentine)
Minera Agua Rica
LLC
100 %
(Delaware)
Minera Agua Rica
Succursal
100 %
(Argentine)

(1) La participation de l'émetteur dans Minera San Jorge est actuellement réduite par contrat à 85 %, ce qui diffère du pourcentage figurant ci-dessus. Certaines formalités n'ont pas encore été prises pour diminuer l'actionnariat de l'émetteur à 85 %.

Dans le cadre de l'acquisition d'Alumbrera, l'émetteur a acquis des participations dans plusieurs filiales supplémentaires qui ne sont pas indiquées dans le tableau ci-dessus. Voir « Acquisition d'Alumbrera ».

À moins que le contexte n'exige une interprétation contraire, tous les renvois dans le présent prospectus à l'*émetteur* comprennent l'émetteur et ses filiales.

ACTIVITÉS DE L'ÉMETTEUR

DESCRIPTION DES ACTIVITÉS

L'émetteur, Northern Orion Resources Inc., participe à l'exploration et à la mise en valeur de métaux précieux et de base par l'intermédiaire de filiales et de succursales étrangères directes ou indirectes. Le principal projet de l'émetteur est sa participation dans la mine Alumbrera. Il est aussi propriétaire du projet Agua Rica et détient une participation indirecte de 85 % dans le projet San Jorge, ainsi qu'une participation indivise de 50 % dans le projet Mantua, participation qui a été octroyée sous option à un tiers. Voir « Structure organisationnelle de l'émetteur » et « Participations de l'émetteur dans les propriétés minérales ».

Les principaux secteurs d'activités de l'émetteur se trouvent en Argentine et à Cuba. Les environnements économique et politique de ces pays sont moins stables que ceux du Canada et des États-Unis. Tout changement au niveau de la réglementation ainsi que tout écart dans les attitudes politiques de ces pays échappent au contrôle de l'émetteur et peuvent avoir une incidence négative sur ses activités. Les activités et les développements futurs peuvent être affectés à divers degrés par des facteurs comme la réglementation du gouvernement (ou les changements s'y rapportant) à l'égard de la concentration de la propriété, des restrictions sur la production, les contrôles des changes, l'impôt sur le revenu, l'expropriation, le rapatriement des bénéfices, la législation environnementale, l'utilisation des terres, l'utilisation de l'eau, les revendications territoriales et la sécurité minière. On ne peut prédire l'effet de ces facteurs avec précision. L'instabilité de la devise de l'Argentine a exposé l'émetteur à un risque accru en matière de change. Toutefois, la plupart des dépenses de l'émetteur en Argentine et à Cuba sont en dollars américains. L'émetteur réduit au minimum les risques liés au change relatifs à ses activités en maintenant la majorité de son fonds de roulement en dollars canadiens et américains à l'extérieur de l'Argentine et de Cuba. Voir « Facteurs de risque ».

L'industrie minière est extrêmement concurrentielle à tous les niveaux. L'émetteur livre concurrence à plusieurs sociétés qui possèdent de plus grandes ressources financières et facilités techniques que lui, pour l'acquisition de concessions minières, de claims, de baux et d'autres participations minières ainsi que pour le recrutement et le maintien en poste de personnel qualifié. Voir « Facteurs de risque ».

L'émetteur n'embauche directement aucun employé. L'émetteur exerce ses activités d'exploration en Argentine et à Cuba par l'intermédiaire d'experts-conseils. Les services du chef de la direction et président du conseil de l'émetteur sont fournis sous contrat et l'émetteur conclut des contrats pour certains services administratifs avec LMC Management Services Ltd., dont les employés et les experts-conseils supervisent et mènent à bien les activités quotidiennes de l'émetteur sous la direction de son chef de la direction.

DÉVELOPPEMENT GÉNÉRAL DES ACTIVITÉS

Historique des trois dernières années

Durant les trois exercices terminés le 31 décembre 2002, les contraintes financières ont donné lieu à une réduction importante de toutes les activités de l'émetteur. Pendant cette période, l'émetteur s'est surtout concentré sur la réduction des coûts et la conservation de ses propriétés principales. Auparavant, l'émetteur a financé ses opérations par l'intermédiaire de financements par actions et de soutien financier provenant de son ancien actionnaire contrôlant, Corporation minière Miramar (*Miramar*). En raison des conditions du marché et des prix en baisse du cuivre de 1998 à aujourd'hui, l'émetteur n'a pas été en mesure d'obtenir du financement externe et est devenu beaucoup plus dépendant de Miramar pour le soutien financier.

Durant 2000, l'émetteur a entrepris une restructuration visant à réduire sa dépendance envers Miramar et à améliorer sa capacité à accéder à du financement externe. Environ 18 millions de dollars

de dettes dues à Miramar ont été convertis en droit dans la redevance et le produit (le *droit dans la redevance et le produit*) permettant à Miramar de recevoir une redevance nette sur les revenus de fonderie de 2,5 % tirés de la production provenant de la participation de l'émetteur dans le projet Agua Rica, le projet San Jorge et le projet Mantua (collectivement les *projets*). De plus, il a été convenu que si l'émetteur vendait sa participation dans un des projets, Miramar serait autorisée à recevoir 50 % du produit de cette aliénation jusqu'à concurrence de 18 millions de dollars.

En mai 2001, l'émetteur a restructuré ses rapports financiers avec Miramar, aux termes desquels Miramar a convenu de convertir une dette convertible impayée d'environ 21,2 millions de dollars que l'émetteur lui devait en actions ordinaires. Le reste de la dette que l'émetteur devait à Miramar (environ 6,9 millions de dollars) a été consolidée en billets (les *billets convertibles*), dont le capital était convertible en actions ordinaires de l'émetteur. Le montant maximum payable par l'émetteur à Miramar aux termes du droit dans la redevance et le produit octroyé préalablement est passé d'environ 18 millions de dollars à 15 millions de dollars, et Miramar a renoncé à son droit de recevoir une partie du produit de l'aliénation de la participation de l'émetteur dans le projet San Jorge. Dans le cadre de cette restructuration de la dette, Miramar a octroyé une option (l'*option à Ontario*) à 1341180 Ontario Ltd. (*Ontario Ltd.*), société contrôlée par Robert Cross, sur un million des quelque sept millions d'actions ordinaires de l'émetteur que Miramar détenait à ce moment et sur les billets convertibles. L'émetteur a également réalisé un placement privé auprès de Valerie Gold Resources (maintenant appelée ValGold Resources Ltd. (*ValGold*)), pour un produit brut total de 1 500 000 $. M. Cross a été par la suite nommé administrateur et président du conseil de l'émetteur, et Frank Lang, administrateur de ValGold, a également été nommé administrateur de l'émetteur.

La restructuration de l'émetteur a été achevée en juin 2002 lorsque Ontario Ltd. a levé l'option à Ontario et a donné lieu à la redistribution de 48 millions (compte non tenu du regroupement) d'actions anciennement détenues par Miramar. Les billets convertibles détenus par Miramar ont également été convertis à ce moment. Miramar a cessé d'être un actionnaire contrôlant de l'émetteur suite à ces transactions.

Pendant les trois exercices terminés le 31 décembre 2002, alors que les travaux de restructuration étaient en cours, on a tenté de réduire les engagements financiers de l'émetteur tout en préservant, dans la mesure du possible, ses participations dans ses propriétés principales. En mars 2000, l'émetteur a abandonné sa participation dans le projet aurifère Delita sur l'Île de la Jeunesse, à Cuba et a renvoyé le projet à Geominera S.A. Le projet a été mis en attente en 1998 en raison des prix faibles de l'or, et un amortissement de 8,4 millions de dollars a été constaté, ces montants représentant les coûts d'exploration du projet jusqu'en 1998.

En août 2001, l'émetteur a octroyé une option sur le projet Mantua, aux termes de laquelle International Barytex Resources Ltd. (*Barytex*), à titre de détenteur d'option, prenait en charge les frais fixes du projet et s'engageait à obtenir un financement suffisant et à réaliser une étude de faisabilité négociable en banque sur le projet dans les 18 mois. En avril 2002, Barytex a annoncé qu'elle était incapable de garantir le financement nécessaire pour réaliser l'étude de faisabilité selon des conditions appropriées et a résilié l'option. Barytex a réglé une portion des frais fixes impayés, qu'elle avait préalablement pris en charge, en émettant des actions ordinaires de son capital à l'émetteur. En septembre 2002, l'émetteur a octroyé à Newport Explorations Ltd. (*Newport*) une option sur sa participation dans le projet Mantua aux termes de laquelle Newport prenait en charge les frais fixes du projet et émettait 400 000 de ses actions ordinaires à l'émetteur à un prix réputé de 0,26 $ l'action. Conformément aux conditions du droit dans la redevance et le produit, Miramar a reçu 200 000 de ces actions. Voir « Participations de l'émetteur dans les propriétés minérales - Projet Mantua ».

Au cours du deuxième trimestre de l'exercice terminé le 31 décembre 2001, l'émetteur a choisi de ne pas payer les appels de fonds faits par l'exploitant du projet Agua Rica et par conséquent, sa participation dans le projet a été diluée à environ 29,12 % comparativement à sa participation initiale

de 30 %. Durant 2002, l'émetteur n'a fait aucun apport (en 2001 - 0,5 million de dollars) au projet Agua Rica, ce qui a davantage dilué sa participation à environ 28,0 % au 31 décembre 2002.

En mars 2002 et en août 2002, l'émetteur a réalisé un financement de placement privé de 0,5 million de dollars et un financement de placement privé de 2,0 millions de dollars, respectivement, pour obtenir des fonds pour le fonds de roulement et pour financer une recherche visant des acquisitions éventuelles qui amélioreraient des projets existants de l'émetteur et fourniraient des liquidités positives. Voir « Dirigeants et autres personnes intéressés dans des opérations importantes ».

Acquisitions et aliénations importantes de propriétés

En février 2003, l'émetteur a annoncé qu'il avait conclu une entente avec BHP Minerals International Exploration Inc. (*BHP*) afin d'acquérir auprès de BHP la participation restante de 72 % dans le projet Agua Rica dont il n'était pas alors propriétaire pour un prix d'achat de 12,6 millions de dollars américains. BHP a accepté de reporter 9 millions de dollars américains du prix d'achat sans intérêt, jusqu'au 30 juin 2005. Le paiement reporté est assorti, notamment, d'un gage de la participation dans le projet Agua Rica qui a été acquise auprès de BHP. Pour financer le paiement initial de 3,6 millions de dollars américains et les exigences supplémentaires en matière de fonds de roulement du projet Agua Rica, l'émetteur a réalisé un placement privé non effectué par un courtier de quatre millions d'unités au prix de 1,00 $ l'unité, pour amasser un produit brut d'environ quatre millions de dollars. Chaque unité était constituée d'une action ordinaire et d'un bon de souscription d'actions non transférable (compte non tenu du regroupement). Au même moment, l'émetteur a obtenu une facilité de crédit convertible garantie de 3 millions de dollars américains (la *facilité de crédit*). Voir « Options d'achat de titres - Dettes convertibles ».

L'acquisition de la participation de 72 % de BHP dans le projet Agua Rica s'est parachevée le 8 mai 2003. La facilité de crédit, consentie par Endeavour Mining, société sans lien de dépendance, a été utilisée pour financer une portion du paiement initial. Des trois millions de dollars américains exigibles aux termes de la facilité de crédit, deux millions de dollars américains ont été remboursés par l'émetteur à Endeavour Mining. La facilité de crédit, d'une durée initiale de six mois, porte intérêt au taux de 10 % par année payable mensuellement et peut être prolongée pour une autre période de six mois moyennant des frais de prolongation de 150 000 $ US, ces frais étant payables, au gré de l'émetteur, en espèces, par versement d'une contrepartie en espèces et en actions ou par versement d'actions seulement. Si l'émetteur choisit de payer les frais de prolongation en émettant des actions ordinaires, il peut le faire en invoquant les dispositions relatives à l'exercice réputé du bon de souscription visant les frais de prolongation. L'option de conversion octroie à Endeavour Mining l'option de convertir le capital impayé aux termes de la facilité de crédit en actions ordinaires au taux de 2,00 $ l'action à tout moment avant le 8 novembre 2003, et par la suite, jusqu'au 8 mai 2004, au taux de 1,75 $ l'action. Endeavour Mining a reçu une commission d'engagement et d'encaissement totalisant 150 000 $ US en espèces et a également reçu 300 000 bons de souscription d'actions, chacun pouvant être converti en une action ordinaire au prix de 1,50 $ l'action pour une période de deux ans. Voir « Options d'achat de titres - Dettes convertibles ». Aux termes de la facilité de crédit, l'émetteur doit établir un fonds d'amortissement dans lequel certains produits de financements futurs par actions ou d'aliénations d'actifs doivent être déposés. Endeavour Mining peut, à son gré, utiliser ce fonds d'amortissement pour réduire les montants impayés au titre de la facilité de crédit.

En avril 2003, l'émetteur a conclu un contrat d'achat avec Wheaton et Rio Algom aux termes duquel l'émetteur et Wheaton ont convenu d'acquérir une participation de 25 % dans la mine Alumbrera pour 180 millions de dollars américains. L'acquisition d'Alumbrera a clôturé le 24 juin 2003. Voir « Acquisition d'Alumbrera ».

En raison de l'acquisition d'Agua Rica et de l'acquisition d'Alumbrera, l'émetteur a d'importants engagements financiers. La capacité de l'émetteur de respecter ces engagements est fonction de liquidités suffisantes provenant de la mine Alumbrera pour s'acquitter de ces obligations ou de la réalisation d'autres opérations de financement par actions pour obtenir les fonds requis. Bien qu'on

prévoie que le produit généré par la mine Alumbrera sera suffisant pour permettre à l'émetteur de respecter toutes ses obligations, rien ne garantit que l'émetteur réussira à obtenir les fonds requis pour respecter ses engagements. Si l'émetteur n'arrivait pas à respecter ses engagements, il pourrait perdre entièrement sa participation dans le projet Agua Rica, à moins qu'il ne soit en mesure de prolonger ou de négocier autrement ses engagements.

Sauf indication contraire aux présentes, à la connaissance de la direction, il n'existe aucune tendance ou incertitude, ni aucun engagement ou événement, raisonnablement susceptible d'avoir un effet important sur les activités, la situation financière ou les résultats d'exploitation de l'émetteur. Voir « Historique des trois dernières années », « Rapport de gestion », « Acquisition d'Alumbrera » et « Facteurs de risque ».

PARTICIPATIONS DE L'ÉMETTEUR DANS LES PROPRIÉTÉS MINÉRALES

La participation de l'émetteur dans la mine Alumbrera constitue son principal projet. Il est aussi propriétaire du projet Agua Rica, dans la province de Catamarca, en Argentine, et il détient une participation indirecte de 85 % dans le projet San Jorge, propriété cuprifère et aurifère près de Mendoza, en Argentine, ainsi qu'une participation indivise de 50 % dans le projet avancé de Mantua, projet aurifère et cuprifère à Cuba, participation qui a été octroyée sous option à un tiers.

PROJET AGUA RICA

__Généralités__

L'émetteur est propriétaire de 100 % du projet Agua Rica. Aux termes d'une convention d'exploitation en commun conclue entre RAA Holdings S.A., la filiale indirecte de l'émetteur, et BHP, BHP a assuré la gestion et l'exploitation du projet alors que les frais d'exploration ont été partagés entre BHP et l'émetteur en proportion de leurs participations respectives dans le projet. En juin 2002, BHP a mené à bonne fin le programme de travail de 2001/2002. La quote-part de l'émetteur dans le programme de travail (y compris les frais de gestion versés à l'exploitant) au cours de l'exercice qui a pris fin le 31 décembre 2002 s'est chiffrée à environ 303 000 $ US (545 000 $ US en 2001). Toutefois, cette somme n'a pas été versée au choix de l'émetteur et a donc contribué à la dilution de la participation de l'émetteur dans le projet Agua Rica. En raison de la faiblesse continue des prix mondiaux du cuivre en 2002, les activités à Agua Rica se sont poursuivies sur une échelle réduite par rapport aux années antérieures. Le budget de 1,4 million de dollars américains pour l'exercice 2002/2003, présenté par l'exploitant du projet, s'inscrivait dans le cadre de ce programme de travail réduit. Les programmes de travail des deux dernières années se sont appuyés sur les travaux effectués lors de l'achèvement de l'étude de faisabilité initiale, publiée en novembre 1997. Le programme de travail de 2002/2003 est en cours et porte expressément sur la simplification des participations dans le projet Agua Rica.

RAPPORT HATCH

Les renseignements de nature scientifique ou technique sur le projet Agua Rica reproduits dans le présent prospectus ont été établis par Paul Hosford, ingénieur et par Callum Grant, ingénieur, de Hatch Associates Ltd (*Hatch*) ou sous la direction de ces derniers, chacun étant une *personne qualifiée* au sens de la Norme canadienne 43-101. Les renseignements qui suivent sont extraits du rapport (le *rapport Hatch*), établi par les personnes précitées et intitulé « Northern Orion Explorations Ltd. Project Agua Rica, Argentina », daté du 16 mai 2003. Tel qu'il est utilisé dans l'extrait du texte reproduit ci-dessous, le terme *coentreprise* s'entend de la coentreprise entre la filiale de l'émetteur et BHP.

__Description et emplacement de la propriété, et accès à cette dernière__

Le projet Agua Rica se trouve dans la province de Catamarca, dans le nord-ouest de l'Argentine, à environ 200 kilomètres de la capitale provinciale et à 25 kilomètres au nord d'Andalgalá, le village le

plus rapproché. La propriété a une superficie d'environ 12,5 kilomètres carrés et son centre se trouve à environ 27 degrés 26 minutes de latitude sud et à 66 degrés 16 minutes de longitude ouest.

Toute production future tirée d'opérations minières à Agua Rica sera assujettie à une redevance sur la valeur des substances minérales à la sortie de la mine de 3 % payable au gouvernement de la province de Catamarca.

À la connaissance de Hatch, la propriété n'a pas de passif environnemental.

Accessibilité, climat, ressources locales, infrastructure et physiographie

La propriété Agua Rica est située dans une chaîne de montagnes connue sous le nom de Sierra de Aconquija qui s'étire du nord-est au sud-est sur le versant est des Andes. Vers le sud et le nord de la Sierra de Aconquija, la chaîne de montagne se transforme en terrain moins abrupt alors qu'on se rapproche des bassins Campo Arenal au nord et Salar de Pipanaco au sud et à l'ouest. Les terrains jouxtant la propriété atteignent plus de 3 500 mètres d'altitude et sont entrecoupés de vallées en V fortement érodées recouvertes d'éboulis partiellement consolidés, d'une couche de sol pauvre (moins de 1 mètre d'épaisseur), et d'une végétation broussailleuse et éparse. Les terrains dans le secteur sont accidentés; plus de 80 % d'entre eux présentent des dénivellations supérieures à 25 degrés, et plus de 40 %, des dénivellations supérieures à 35 degrés. Le contrôle des sédiments et de l'érosion hydrique durant la saison des pluies en été est un aspect dont les impacts devront être atténués dans le cadre des activités de mise en valeur sur le site.

Le climat dans cette partie de l'Argentine est, de façon générale, doux et typique de cette région aride du nord-ouest de l'Argentine. La chaîne de montagnes de Catamarca bloque le passage de l'air humide provenant du nord-est qui est la cause d'importantes pluies en été. Les versants de la chaîne de montagnes au nord d'Agua Rica tendent à être plus secs que la zone à proximité immédiate du site du projet ainsi que vers le sud, près d'Andalgalá, où l'on pratique la culture intensive des olives. Les précipitations annuelles sont de l'ordre de 300 mm et les pluies les plus fortes surviennent en janvier (114 mm à Quebrada Minas en 1996). Décembre et janvier sont les mois les plus chauds (environ 30 degrés Celsius) tandis qu'en juin, juillet et août, les mois d'hiver, les températures peuvent être inférieures à 0 degré Celsius en altitude.

On accède au site par la route principale que la coentreprise a construite pour ses programmes d'exploration. Cette route longe la vallée de Potrero en direction nord jusqu'au site depuis Andalgalá sur une distance d'environ 20 kilomètres. Il existe une autre route, moins directe, qui traverse le village de Capillitas au nord du site du projet, qui est plus longue et nécessite plus de temps.

Andalgalá est un village de quelque 11 000 habitants qui tient lieu de centre agricole local dans la région, principalement à l'égard de la culture des olives et des noix de grenoble. Le village est doté d'installations adéquates répondant aux besoins de petites entreprises, d'ateliers de mécanique automobile, de quelques usines, de petits hôtels, d'écoles et d'un hôpital.

Historique

Depuis le début des années 1900, dans la région d'Agua Rica et surtout à Capillitas qui se trouve immédiatement à l'ouest du site du projet, l'on a extrait de plusieurs mines de petite taille et artisanales du cuivre et de rhodochrosite, pierre semi-précieuse. Les activités à Agua Rica remontent à la période qui va de 1959 à 1965 lorsqu'une zone réglementée connue sous le nom de « Mi Vida » a fait l'objet d'activités d'exploration dans le secteur Quebrada Minas et que trois petites galeries à flanc de coteau y ont été forées.

Les premiers travaux d'exploration systématiques à Agua Rica remontent au début des années 1970 lorsque Compañia Cities Services Argentina S.A. a procédé à une évaluation de la propriété (alors appelée « Mi Vida ») et a procédé au forage de plusieurs trous de sonde à partir d'emplacements se trouvant aux nivaux les moins élevés de la séquence géologique, c'est-à-dire à proximité et dans le voisinage immédiat de Quebrada Minas. Bien que Cities Services ait reconnu qu'il y avait de fortes

possibilités de trouver des indices de cuivre de type porphyrique, d'autres aspects tels que la surimposition d'une minéralisation « épithermale » contenant des métaux précieux et la possibilité d'un enrichissement supergène à des altitudes plus élevées n'ont pas été évalués à leur pleine valeur et, par conséquent, peu de travaux complémentaires ont été effectués. À la fin des années 1970, la propriété avait été rétrocédée à Recursos Americanos Argentinos S.A. (*RAA*), son propriétaire argentin initial.

Au début des années 1990, RAA a accordé une option à l'égard de la propriété à BHP à raison de 30 % pour RAA et de 70 % pour BHP. De plus, à la même époque, l'émetteur a conclu un accord avec RAA en vue d'acquérir une participation majoritaire dans tous ses avoirs d'exploration en Argentine, y compris Agua Rica. De cette façon, l'émetteur est devenu le partenaire de la coentreprise avec BHP à l'égard de l'exploration approfondie de la propriété de 1994 jusque vers la fin de 1998. Au cours de cette période, la coentreprise a procédé à une série de programmes sur le terrain, notamment à un relevé cartographique de base, à un échantillonnage géochimique (d'éclats de roches) et à des études géophysiques qui ont permis de mettre en évidence le potentiel plus important de la propriété, en particulier en ce qui a trait aux zones d'enrichissement secondaire et aux indices d'un stade épithermal post-porphyrique de la minéralisation de métaux précieux.

À compter de 1995, un important programme de forage au diamant était en cours ainsi qu'un programme plus poussé de relevés cartographiques et d'échantillonnage de surface, de levés aérophotogrammétriques visant des levés topographiques exacts, d'essais métallurgiques principalement aux laboratoires de BHP, à Reno, d'études géophysiques visant le repérage des emplacements de points d'eau pour les futures opérations d'extraction minière et de broyage, en plus de divers programmes de travail servant à l'analyse des aspects techniques au soutien de l'étude de faisabilité initiale du projet en 1997 (*ÉFI*).

En 1997, la coentreprise a achevé l'ÉFI en utilisant l'inverse carré de la distance du « modèle de la ressource à 103 trous » dans le cadre duquel deux possibilités de mine à ciel ouvert, une de 60 000 tonnes par jour et une autre de 120 000 tonnes par jour, ont fait l'objet d'études. L'ÉFI a été ultérieurement mise à jour en 1998 (le « modèle à 150 trous » par krigeage) et à nouveau en 1999 (le « modèle à 176 trous »). Le dernier modèle à 176 trous (utilisant un indicateur de krigeage) renferme toutes les données de sondage dont l'on dispose à l'égard de la propriété. Le tableau qui suit présente un résumé des valeurs estimatives au titre de la ressource principale (toutes exprimés en fonction d'une teneur limite de 0,40 % en cuivre).

Modèle	Date	Ressource mesurée et indiquée					Ressource présumée				
		TM	Cu %	Mo %	Au g/t	Ag g/t	TM	Cu %	Mo %	Au g/t	Ag g/t
Modèle 103	02/1997	772	0,61	0,034	0,24	3,2	80	0,61	0,034	0,24	3,2
Modèle 150	01/1998	678	0,64	0,037	0,24	2,7	72	0,43	0,044	0,15	2,4
Modèle 176	03/1999	592	0,60	0,033	0,23	3,3	148	0,60	0,033	0,23	3,3

(Source : Joint Venture Report, mars 1999)

En 1999, la coentreprise a mis fin à toutes les activités d'exploration sur le terrain à Agua Rica et aucune autre activité de quelque importance que ce soit n'a eu lieu depuis cette date.

Cadre géologique

Agua Rica fait partie et se trouve à l'est du complexe volcanique important de Farallón Negro, d'une superficie de 700 km² et qui comprend la mine à ciel ouvert productive d'Alumbrera. À l'échelle régionale et tectonique, le complexe précité se trouve entre le haut plateau de Puna au nord-ouest et la province du bassin et de la chaîne Sierras Pampeanas, dont la Sierra de Aconquija n'est qu'un exemple. Au sein du complexe Farallón et dans son voisinage immédiat, plusieurs indices métallifères ont été découverts, y compris Alumbrera et Agua Rica, d'autres types de porphyres

comme Cerro Atajo et Bajo del Durazano, ainsi que de petits gisements filoniens polymétalliques et d'or et d'argent.

Le groupe principal du complexe Farallón consiste en une série de minerais bréchiques volcaniques associés à des basaltes, à des andésites basaltiques et à des dacites, qui représentent tous des éléments d'un complexe strato-volcanique fortement érodé. Agua Rica est situé sur le flanc de cet ancien strato-volcan (datant d'entre 8,5 et 5,5 millions d'années) qui, en comparaison avec le complexe d'Alumbrera, ne présente aucune formation extrusive importante.

Le cadre géologique d'Agua Rica ainsi que la principale minéralogie et les types de lithologies comportent :

- des roches méta-sédimentaires du complexe Sierra Aconquija (roches encaissantes);
- des petits affleurements locaux de granites ou de stocks granitoïdes de l'Ordovicien;
- des séries de roches intrusives du Tertiaire, notamment des roches intrusives Melcho précoces et faiblement minéralisées;
- deux corps minéralisés irréguliers de porphyre de feldspath qui constituent le principal hôte de la minéralisation de cuivre porphyrique;
- divers porphyres distales interprétés comme des événements tardifs d'aucune importance économique;
- divers types et diverses générations de brèches hydrothermiques associés à des minéralisations épithermales de métaux précieux surimposées à un étage géologique cuivre-molybdène antérieur.

D'importantes déformations structurelles et des mouvements ont été constatés à Agua Rica, surtout en ce qui a trait à l'importante zone de failles désormais occupée par la crique Quebrada Minas que l'on estime être à l'origine de la formation du site et de la zone de faiblesse dans lesquelles se sont infiltrées par intrusion les stocks porphyriques. On estime que la présence d'une faille inverse de faible inclinaison a contribué à l'épaississement des zones lessivées en particulier du côté ouest du gisement alors que les failles à l'est (Trampeadero) et au nord-ouest ont contribué à la formation de zones lessivées profondes à l'échelle locale.

On estime que l'exhaussement rapide, le « soulèvement », l'intrusion bréchique et l'érosion ultérieure ont été les principaux facteurs qui ont présidé à la genèse de diverses minéralisations primaires et secondaires enrichies à Agua Rica.

Types de gisement

Au cours des travaux d'exploration du gisement, les géologues de BHP et de l'émetteur ont découvert divers types de minerais à Agua Rica, répertoriés dans un système de classification servant de base à un modèle de blocs et à l'évaluation de la ressource. De façon générale, les types de minerais appartiennent à trois catégorie principales qui, à leur tour, correspondent à l'évolution de la minéralisation présente sur la propriété, au modèle géologique interprété et au type de minéralisation.

> *Étage 1 :* minéralisation porphyrique précoce associée aux porphyres Seca et Trampeadero : les stockworks de quartz et les disséminations de pyrite, de molybdénite, de chalcopyrite ainsi que de minéraux rares : bornite et pyrrhotine.
>
> *Étage 2 :* surimposition d'un phénomène épithermal renfermant des métaux précieux et des sels sulfoniques de cuivre, et représenté au mieux par le corps bréchique central de Quebrada Minas qui sépare les porphyres de Seca et de Trampeadero, et présent dans le porphyre de Trampeadero.

Étage 3 : enrichissement supergène de la minéralisation hypogène de cuivre formant un manteau important de teneurs plus élevées en cuivre, actuellement érodé en partie et prenant la forme de lambeaux d'érosion de chaque côté de Quebrada Minas.

Ces trois étages et types de gisements constituent la base de la ressource d'Agua Rica et sont présents dans trois zones principales : la zone Seca Norte à l'est, la zone Trampeadero à l'ouest et la brèche Quebrada Minas au centre, qui ensemble forment une zone allongée d'environ 2,75 kilomètres d'est en ouest et d'environ 2,5 kilomètres du nord au sud. Les principales caractéristiques de ces trois corps sont résumées ci-après :

Seca Norte : séquence porphyrique enrichie de cuivre, de molybdène et d'or, comprenant une veine de cuivre et de molybdène entourée d'un flanc de molybdène au sud et à l'ouest, d'environ 400 mètres par 400 mètres sur une dénivellation d'environ 500 mètres (de 3 400 mètres à un peu moins de 2 950 mètres).

Quebrada Minas : formation dominée par des sulfures épithermaux au sein d'une brèche hydrothermale en forme d'entonnoir qui constitue le conduit pour des solutions hydrothermales situées à grande profondeur. Les affleurements dans Quebrada Minas mesurent environ 300 mètres par 300 mètres et sont situés approximativement entre 3 000 et 2 500 mètres.

Trampeadero : formation qui constitue le tiers est du gisement, composée à la fois de minéralisations de types épithermales et porphyriques, sur une dénivellation de 300 mètres sous forme d'unité allongé de 500 mètres d'est en ouest et de 400 mètres du nord au sud.

Les types de minerais à Agua Rica ont été répertoriés par BHP et l'émetteur dans le cadre d'un système de classification qui tient compte des classifications minéralogiques et métallurgiques. Les classifications du dernier modèle géologique à 176 trous reposent principalement sur les aspects suivants :

- la présence d'éléments contaminants, principalement en fonction de l'énargite, minerai contenant de l'arsenic;
- la minéralogie, par exemple, minerai de cuivre primaire et secondaire;
- la texture du minerai, par exemple, covelline à gros grains versus covelline à grains plus fins;
- l'altération en fonction des variations observées dans les produits d'altération du faciès argileux.

Les principaux types de minerais « souillés » primaires sont surtout présents dans les zones de Trampeadero et de Quebrada Minas, dont la minéralogie dominante est constituée de covelline, de chalcocite, digénite et d'énargite, ainsi que petites quantités de sphalérite et de galène, et d'importantes quantités de molybdénite localement (par exemple à la bordure est de la zone).

Les principaux types de minerais « propres » sont confinés à l'unité porphyrique de Seca et sont constitués de covelline, de chalcocite, de chalcopyrite et de digénite. La molybdénite est abondante localement.

Ces deux types de minerais représentent plus de 80 % de la minéralisation à Agua Rica alors que le reste de la minéralisation se compose de types secondaires de minerais « propres » et « souillés » au sein des trois zones minéralisées.

Exploration

Agua Rica a fait l'objet d'activités d'exploration dans le cadre de programmes d'exploration séquentielle et systématique faisant appel à des relevés cartographiques de base et à des échantillonnages aux premières étapes, puis à des travaux d'étude plus détaillés recourant à la géophysique et à la géochimie des sols, d'une campagne de forage au diamant de 176 trous de sonde

et d'un échantillonnage massif du sous-sol afin de confirmer les teneurs et de disposer de matériel pour les essais métallurgiques.

Le texte qui suit traite sommairement des principaux programmes et des résultats pertinents.

- Cities Services (1970-1972) : levée de la carte géologique, études d'altération, géochimie des roches et forage au diamant soutenu par un accès en hélicoptère visant la cible de cuivre porphyrique aux niveaux les plus bas à Quebrada Minas et sur le versant sud de la propriété.
- La coentreprise : travaux auxquels prenait part à l'origine RAA avant son acquisition en 1995; ce programme d'exploration exhaustif consistait en un programme de cinq ans de levées de cartes géologiques et d'analyses géochimiques de la roche, d'une étude BLEG régionale, d'un levé aérophotogrammétrique, d'une étude magnétique et radiométrique régionale par avion et du forage au diamant de 176 trous de sonde au total de 1994 à 1998. Au début de la coentreprise, les programmes de travail était fondés sur le fait qu'Agua Rica présentait de plus grandes possibilités d'exploration que celles indiquées par les premiers travaux, surtout en raison de la présence de manteaux d'enrichissement secondaire aux niveaux plus élevés de la propriété sur les versants Seca et Trampeadero de Quebrada Minas, et de l'importance d'un phénomène de surimposition épithermale associé à une minéralisation de métaux précieux. Au cours de cette période, un important réseau de routes de forage a été établi aux niveaux les plus élevés du système minier.

Les travaux d'exploration de 1993 à 1998 à Agua Rica ont été effectués par BHP en qualité d'exploitant de la coentreprise, avec la participation des employés de BHP et de ses entrepreneurs à l'égard de programmes précis sur le terrain tels que les études géophysiques, le forage et l'échantillonnage massif souterrain. Hatch est d'avis que ces programmes de travail ont été mis en œuvre conformément aux normes de l'industrie et que les renseignements recueillis constituent une base de données fiable en vue de l'évaluation de la ressource et des possibilités de production de la propriété.

Forage

Agua Rica a fait l'objet, entre 1992 et 1998, de travaux de forage dans le cadre des quatre campagnes dont il est question ci-dessous.

1) Cities Services (1972-1973) : forages totalisant 7 927 mètres pour 38 trous de moins de 200 mètres de longueur qui ont permis d'intercepter une minéralisation de type porphyrique. Cependant, compte tenu du faible taux de récupération et de la petite taille des carottes (BX et AX), l'émetteur n'a pas eu recours aux résultats des essais pour procéder à d'autres évaluations de la ressource.

2) La coentreprise, Phase 1 (1994/1995) : forages totalisant 14 802 mètres pour 39 trous à des profondeurs d'environ 450 mètres, effectués par l'entrepreneur Boytec (Chili) à l'aide de couronnes diamantées de carottage HXWL et NXWL.

3) La coentreprise, Phase 2 (1996) : forages totalisant 26 995 mètres à l'aide de couronnes diamantées HXWL et NXWL, effectués à l'égard de 64 trous de sonde verticaux et latéraux d'une longueur maximale de 700 mètres, effectués par divers entrepreneurs, y compris Connors, Perfoeste et Boytec.

4) La coentreprise, Phase 3 (1997-1998) : phase finale d'un forage au diamant sur la propriété totalisant environ 23 000 mètres et représentant au total environ 65 000 mètres de forage pour la coentreprise.

Dans le cadre de tous les programmes de la coentreprise le taux de récupération du minerai variait, de façon générale, entre 80 % et 90 % et tous les trous ont fait l'objet d'un examen au moyen

d'instruments en fond de trou. Aux dernières étapes des forages, des trous ont été forés expressément aux fins d'évaluations géotechniques des conditions du sol en vue d'une future mine à ciel ouvert.

Les programmes des Phases 2 et 3 ont été conçus dans la perspective de forages à partir de la propriété dans des sections de 100 mètres orientées du nord au sud à travers la direction est-ouest de la minéralisation.

Méthode et approche d'échantillonnage

Les programmes d'échantillonnage de la coentreprise se sont conformés aux méthodes générales suivantes :

- échantillons carottés de 2 mètres, sciés en deux sur le terrain, dont une moitié est remise dans la caisse à carottes alors que l'autre est emballée en vue de la préparation de l'échantillon (à des étapes plus avancées, les carottes sont envoyées à Andalgalá pour y être préparées);
- consignation par des géologues qualifiés d'un ensemble étendu de données correspondant à leurs observations et aux mesures prises, y compris des données sur la lithologie, l'altération minéralogique, la minéralogie des sulfures et des oxydes, les pourcentages de sulfure, les caractéristiques structurales, le filon et les caractéristiques des oxydes de fer;
- données géotechniques recueillies par des techniciens qualifiés, y compris des RQD et des données sur la fréquence de fracturation à des intervalles de 2 mètres sur la carotte, à utiliser dans le cadre d'études géotechniques ultérieures pour une mine à ciel ouvert et une mine souterraine;
- toutes les carottes sont automatiquement photographiées avant que les données géologiques et géotechniques ne soient consignées;
- toutes les données recueillies selon les procédures de diagraphie sont informatisées.

Les opérations de préparation des échantillons et les analyses ont toutes été effectuées par des laboratoires conformes aux normes de l'industrie tels que Bondar Clegg (premiers programmes) et par SGS à l'égard des programmes mis en œuvre plus tard.

Les programmes de forage et d'échantillonnage ont couvert l'ensemble de la minéralisation connue de la propriété, tant de façon latérale que verticale, et constituent une base fiable afin de saisir la distribution de la minéralisation et les variations, notamment, au niveau des types de roches et des altérations. Au centre du gisement (Quebrada Minas), le forage de certains trous profonds à plus de 700 mètres sous la surface a été interrompu avant d'atteindre la limite de la minéralisation.

Préparation des échantillons, analyse et sécurité

Deux protocoles de préparation des échantillons ont été utilisés à Agua Rica.

- Trous AR-1 à AR-39 : dans une installation de préparation d'échantillons sous la supervision de Bondar Clegg, à Coquimbo, au Chili, les échantillons ont été concassés, la totalité des demi-carottes de 2 mètres, en éclats correspondant à environ 60 % de leur taille au moyen d'un tamis à mailles (-8), puis pulvérisés davantage en éclats de 1/8 ou de 1/16 passés dans un tamis de 150 mailles (30 g). Les essais ont été effectués par Bondar Clegg, à La Serena, au Chili, en recourant à l'essai par le feu pour l'or et à une digestion à l'aide de plusieurs acides pour l'analyse de l'AA à l'égard du l'argent, du cuivre, du plomb, du zinc, du molybdène et de l'arsenic.
- Trous AR-40 jusqu'à la fin des programmes de forage (c'est-à-dire l'ensemble des programmes de forage) : échantillons carottés concassés sous le supervision de la société SGS afin d'obtenir un sous-échantillon passant au tamis de 150 mailles (30 g). La préparation des échantillons a été effectuée à Mendoza, en Argentine, et SGS, de Santiago, au Chili, s'est chargée des essais : essai

par le feu pour l'or (50 g) et digestion aqua-régia pour l'analyse de l'AA à l'égard de l'argent, du cuivre, du molybdène, du plomb, du zinc, de l'arsenic, de l'antimoine et du fer.

En plus des essais afin de déterminer les valeurs en métal contenu, des déterminations de densité existent à l'égard de plus de 2 000 échantillons carottés recueillis dans le cadre des programmes de forage. Ces données ont été colligées à partir de carottes entières sèches au moyen de la méthode du diamétrage et classées par catégories lithologiques et minéralogiques. En général, les densités augmentent lorsque le contenu en fer, cuivre, zinc et plomb, qui correspond au contenu en sulfure, s'accroît. Pour les besoins de l'établissement d'un modèle de bloc et de l'évaluation de la ressource, une valeur de densité a été établie pour chaque type de roche à partir de la base de données.

On a choisi au hasard environ 5 % des échantillons de forage destinés à des essais de contrôle par des laboratoires indépendants de la façon suivante :

- premiers forages (de AR-1 à AR-39);
- laboratoire principal : Bondar-Clegg, La Serena, Chili;
- laboratoires de contrôle : Chemex (Toronto) et Acme (Vancouver);
- derniers forages (postérieurs à AR-40);
- laboratoire principal : SGS, Santiago, Chili;
- laboratoires de contrôle : Bondar-Clegg (Chili), Chemex (Toronto) et Acme (Vancouver).

Le programme de normes de BHP prévoit la sélection de boues de forage présentant moins de 10 % de variation auprès des quatre laboratoires de contrôle et d'utiliser ces boues de forage dans le courant d'échantillonnage comme norme.

Les résultats de ces procédures d'assurance qualité et de contrôle de la qualité sont énoncés ci-après.

VÉRIFICATION DES DONNÉES

Résultats des programmes d'assurance qualité et de contrôle de la qualité

Au début de 1998, BHP a retenu les services de Mineral Resources Development, Inc. (*MRDI*) et l'a chargé de procéder à une vérification des procédures d'assurance qualité et de contrôle de la qualité des activités d'échantillonnage et des essais, utilisées par la coentreprise dans le cadre de ses programmes de forage à Agua Rica. La vérification découle de l'évaluation statistique des résultats des essais de contrôle effectués en 1997, qui faisaient état d'une faible variation de 6 % dans les essais pour le cuivre de SGS, à Santiago, le laboratoire principal, par rapport aux résultats des essais de Chemex et d'Acme (par l'emploi de valeurs médianes).

Moyenne des résultats pour le cuivre sur 1 245 échantillons (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Médiane moyenne
Moyenne	3 485	3 350	3 676	3 628	3 564
Médiane moyenne /Médiane	2,2 %	6,0 %	3,1 %	1,8 %	

(Source : MRDI, janvier 1998)

MRDI a noté une bonne concordance des résultats des essais pour l'or et le molybdène dans le cadre de sa vérification. En ce qui a trait à la variation à l'égard du cuivre, MRDI concluait dans son rapport de janvier 1998 :

> « ...*MRDI estime que les pratiques de BHP sont conformes à celles qui ont cours dans l'industrie minière ou même supérieures. Toutefois, le programme d'essais de contrôle récemment mis sur pied fait état d'un faible écart dans les essais pour le*

cuivre effectués par SGS, à Santiago, et cet écart relatif par rapport aux essais de contrôle est évalué à 6 %. Quoique cet écart soit conservateur, en ce sens que la teneur en cuivre est sous-évaluée, tout écart supérieur à 5 % pourrait avoir une incidence sur la planification de la mine, l'évaluation des réserves et la valeur actualisée nette. Au minimum, il faudrait procéder à de nouveaux essais sélectifs. »

Cependant, l'analyse statistique des résultats des essais de contrôle en fonction des teneurs en cuivre a également révélé que les plus grands écarts entre les laboratoires se situaient à des teneurs faibles en cuivre de l'ordre de moins de 0,05% Cu, et que, de ce point de vue, ils n'auraient pas d'incidence significative sur l'évaluation de la ressource. Quoi qu'il en soit, BHP a entrepris un programme d'essais additionnels en 1998, portant sur les échantillons qui avaient donné lieu à des écarts importants (+/-20 %) entre le laboratoire principal et les trois laboratoires de contrôle initiaux; lesquels ont été acheminés à Chemex Laboratories à Vancouver afin d'y subir des essais. L'opération a porté sur 1 700 échantillons et a nécessité le remplacement des données des essais effectués à nouveau par Chemex dans la base de données d'essais d'Agua Rica utilisée pour le modèle de ressource à 176 trous (modèle de ressource pour la propriété le plus récent et à jour). Le tableau qui suit présente les résultats de Chemex par rapport à ceux des trois laboratoires de contrôle indépendants.

Moyenne des résultats pour le cuivre tirés du programme de nouveaux essais (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Médiane moyenne
Moyenne	4 693	4 571	4 812	4 804	4 720

(Source : Note de service de BHP, juin 1998)

Vers le milieu de 1999, Pincock, Allen & Holt (*PAH*) a effectué une autre vérification, plus détaillée, des procédures d'essais de contrôle utilisées à Agua Rica. Dans son rapport, PAH a conclu que les taux d'erreur des contrôles étaient conformes aux normes de l'industrie, que le nombre de vérifications de contrôle entre laboratoires se situait dans la fourchette allant de « bon » à « excellent », et que la base de données des essais était appropriée pour une étude de faisabilité.

Hatch conclut que tout écart constaté dans les essais pour le cuivre a été convenablement couvert par le programme de nouveaux essais de 1998 et que, par conséquent, la base de données utilisée pour le dernier modèle géologique et de ressource à 176 trous est suffisamment fiable compte tenu des normes de l'industrie en matière de signalement de ressources.

Programme d'échantillonnage massif, 1998

Vers la fin de 1998, deux galeries à flanc de coteau d'une longueur totale de 350 mètres ont été creusées en vue de recueillir des échantillons métallurgiques de différents types de minerai et d'en confirmer la teneur. Ces deux galeries, une dans le flanc de Trampeadero (250 mètres) et l'autre à Seca (100 mètres), ont été creusées par l'entrepreneur Redpath Más Errazuriz au cours d'une période de 58 jours pendant laquelle quatre échantillons massifs ont été recueillis et expédiés à l'usine de métallurgie Mintek à Johannesburg, en Afrique du Sud.

Comme les galeries à flanc de coteau ont été creusées à l'horizontal dans l'axe de deux trous de sonde pilotes, une comparaison détaillée des résultats des essais initiaux a pu être effectuée entre les échantillons provenant de la paroi et du front d'attaque et les échantillons provenant du terrain de couverture, tous prélevés par cycles. La moyenne des chiffres comparatifs des valeurs des trous de sonde (*VTS*) par rapport aux échantillons massifs pris dans le front d'attaque par cycles (*fronts*) apportent un soutien additionnel à la fiabilité des données de forage utilisées pour l'évaluation de la ressource.

		Cu %	Mo %	Au g/t	Ag g/t	Longueur (m)
SECA	VTS	0,53	0,022	0,41	0,88	100
	Front	0,53	0,024	0,37	1,30	
TRAMPEADERO	VTS	0,95	0,094	0,15	6,01	250
	Front	1,10	0,090	0,203	9,24	

PROPRIÉTÉS ADJACENTES

Environ 20 kilomètres à l'ouest d'Agua Rica, la coentreprise détient un titre dans une partie centrale de la propriété cuprifère de Cerro Atajo, qui constitue un chapeau de fer important sur les flancs sud-ouest de la chaîne de montagnes Aconquija. Au cours des années 1990, la coentreprise a effectué dans une région de 15 km² aux alentours de Cerro Atajo des travaux d'exploration et d'échantillonnage qui lui ont permis de déceler une zone de 1 100 mètres par 600 mètres de silice, d'alunite et de quartz vacuolaires et une altération d'argile immédiatement au-dessus d'un essaim de dykes de porphyre dacitique associé à une zone périphérique d'altération moins importante. Bien qu'aucun sulfure récent ne soit visible en surface, la minéralisation décelée dans le cadre du forage effectué dans les années 1970 par Placer Ltd. fait état d'indices de pyrite, de chalcopyrite, de tétraédrite et de chalcocite. Les oxydes de cuivre sont communs en surface dans les pierres volcaniques ayant subies une altération propyllitique au point de contact avec les zones renfermant des filons quartz-séricite altéré. La coentreprise a recueilli, au total, 456 échantillons de roche qui présentaient dans la zone centrale de quartz-alunite des valeurs élevées en or (20 à 76 ppM), en plomb (150 à 1 000 ppm) et en molybdène (10 à 21 ppm). La coentreprise a conclu de ses travaux sur le terrain que la zone d'altération et géochimique de Cerro Atajo permet de supposer la présence d'un important stock de porphyre en profondeur et, peut-être, d'une minéralisation de type porphyrique.

La mine Alumbrera se trouve à environ 34 kilomètres à l'ouest d'Agua Rica. Elle est exploitée par MAA, une coentreprise entre MIM Holding Limited (*MIM*) d'Australie (50 %), BHP Billiton (25 %) et Wheaton (25 %), dans le cadre de laquelle MIM agit comme gérant de la mine. Depuis la date du rapport, l'émetteur et Wheaton ont acquis la participation de BHP Billiton. Voir « Acquisition d'Alumbrera ».

Divers intervenants ont découvert le site d'Alumbrera et s'y sont livrés à des travaux d'exploration et à des études dans les années 1960 et 1970. Toutefois, la propriété n'est passée au stade la production que dans les années 1990 après que MIM a acquis la société canadienne Musto International, qui avait procédé à un programme de forage définitif sur le site. Au terme d'une période de construction d'environ trois ans et après des dépenses de 1,3 milliard de dollars américains (un dépassement de budget de 32 %), la mine est entrée en production avec une capacité de 80 000 tonnes par jour au début de 1998. Au cours de l'exercice qui a pris fin en juin 2002, 29,5 millions de tonnes de minerai affichant des teneurs de 0,74 % en cuivre et de 1,04 gramme d'or par tonne ont été extraites et traitées.

Alumbrera occupe le même emplacement géologique général qu'Agua Rica sauf qu'il est plus près du complexe volcanique régional Farallón Negro. Il s'agit d'un gisement typique de porphyre cuprifère dont les réserves prouvées et probables de l'exploitation à ciel ouvert pour 2002, indiquées par MIM, se chiffraient à 372 millions de tonnes de minerai affichant des teneurs de 0,53 % en cuivre et de 0,61 gramme d'or par tonne.

TRAITEMENT DES MINÉRAUX ET ESSAIS MÉTALLURGIQUES

Introduction

Le programme de traitement des minéraux du corps minéralisé à Agua Rica a procédé en trois étapes en vue de déterminer la minéralogie et la métallurgie du minerai dans la perspective d'études techniques.

L'établissement initial de la portée des travaux d'essai a constitué la Phase 1 mise en œuvre en 1997 au Center for Minerals Technology de BHP et qui a résulté en un schéma de traitement et en une étude de faisabilité. Les travaux d'essai ont porté sur la minéralogie du minerai et sur ses caractéristiques du point de vue de son traitement, plus particulièrement sur sa susceptibilité à être broyé, à être traité par flottation, à subir une séparation liquide solide et un traitement par égouttage.

Ces travaux ont été suivis, en 1999, par des programmes d'essai plus détaillés des Phases 2 et 3 qui ont servi à confirmer et à optimiser les paramètres d'exploitation. Dans le cadre de ces programmes, l'on s'est penché encore plus sur la minéralogie du minerai et sur la récupération du concentré en recourant au broyage et à la flottation en lots, en cycle fermé et en usine pilote. Les batteries de tests ont permis d'établir les paramètres de traitement de chaque unité d'exploitation dans la perspective d'une méthode techniquement rentable permettant de produire des quantités commercialisables de concentrés. Les installations principales, soit Mintek et Lakefield Research, deux entreprises reconnues comme des spécialistes de l'industrie du traitement du minerai, se sont chargées de la mise en œuvre de ces programmes.

Minéralogie

Le minerai d'Agua Rica est présent dans les régions de Quebrada Minas, de Quebrada Seca Norte et de Trampeadero. Au cours de la Phase 1, les principaux minéraux cuprifères découverts étaient de la chalcosine, de la covelline, de la digénite, de la chalcopyrite et de la bornite. La présence de combinaisons de minéraux dépend de la région où se trouve le gisement. Par exemple, de la chalcocite-covelline-digénite fine est présente dans les régions de Quebrada Seca Norte et de Trampeadero, alors que de la covelline grossière est présente dans la région de Quebrada Minas.

Dans la Phase 2, la géologie du corps minéralisé a été redéfinie. En conséquence, le minerai a été réparti en six types ou composites pour les besoins des essais métallurgiques. Ces six types ou composites représentent 80 % du gisement d'après la principale minéralogie cuprifère et contiennent des éléments secondaires, tels que le plomb, le zinc, l'arsenic et le soufre, qui ont une incidences sur les teneurs des concentrés. Des essais métallurgiques ont été effectués sur des carottes de sondage rejetées afin de déterminer quelles conditions de traitement permettront de produire des teneurs acceptables dans les concentrés à partir de la gamme de minerais.

Broyage

Dans le cadre de l'étude initiale de la Phase 1 en 1997, l'on a tenu des indices de broyabilité à boulets et de broyabilité à barre de Bond, et des indices de puissance SAG Minnovex afin d'évaluer les caractéristiques de broyabilité et les besoins en énergie. Ces données ont fait l'objet d'un examen plus poussé et ont été confirmées dans le cadre des Phases 2 et 3 à l'aide de composites davantage représentatifs du minerai.

De façon générale, le minerai est plus mou que les minéraux de cuivre porphyrique typiques et couvre une plage de dureté qui est peut-être attribuable à son contenu en argile. On a eu recours à la valeur moyenne de l'indice de broyabilité à boulets de 12 kWh/t dans le cadre de l'étude technique.

Flottation

Les travaux d'établissement de portée de la Phase 1 en 1997 ont servi à évaluer les stratégies de broyage et en matière de réactifs par rapport aux performances du dégrossissage du point de vue de l'énergie cinétique, du temps de séjour et de la récupération du cuivre. Il a été déterminé que le

minerai broyé de façon optimale se composait à 80 % de matière passant le tamis de 150 microns. Ces conditions ont permis d'obtenir un taux de récupération de dégrossissage de 89,5 %. Les résultats des essais préliminaires de récupération de molybdène et d'or étaient inférieurs aux attentes.

Dans la Phase 2, on s'est appuyé sur les travaux de la Phase 1 en procédant à des travaux d'essais en circuit fermé qui ont permis d'accroître de 5 % le taux de récupération du cuivre et de 10 % celui du molybdène en recourant à des stratégies révisées en matière de réactifs et à un circuit de broyage secondaire.

Pour la Phase 3, en se fondant sur les conditions établies dans le cadre des essais en circuit fermé de la Phase 2, l'on a procédé à des campagnes en usine pilote sur deux échantillons représentant le minerai pour les cinq premières années d'exploitation afin d'évaluer divers modifications possibles au schéma de traitement et confirmer les stratégies en matière de réactifs mises au point lors de la Phase 2. Les résultats font état d'une amélioration par rapport à la Phase 2 et ont démontré qu'environ 90 % du cuivre pouvait être récupéré à partir de concentrés ayant une teneur en cuivre de 45 %. Ces résultats sont supérieurs aux critères de calcul, prévoyant un taux de récupération de 86 % et une teneur en cuivre de 30 %, qui ont été retenus pour l'étude de faisabilité initiale de 1997.

Les essais en usine pilote ont démontré qu'il était possible de produire un concentré de molybdène commercialisable distinct. L'usine pilote a affiché dans l'ensemble un taux de récupération de molybdène de 52 % à partir d'un concentré ayant une teneur de 55 % en molybdène. En comparaison avec les critères de calcul de 1997, il s'agit d'une amélioration de 5 % de la teneur au détriment du taux de récupération, qui a régressé à partir de 65 %. Un concentré commercialisable doit afficher une teneur minimale de 50 % en molybdène.

Le taux de récupération de l'or à partir du concentré de cuivre final était faible, de l'ordre de 55 % à 59 %, et a été attribué à la présence de pyrite qui se trouve dans les résidus de minerai.

L'élimination du cyanure comme agent de précipitation de la pyrite a constitué un important changement à la Phase 3. Il a été constaté qu'un contrôle approprié et constant du pH était plus efficace que le cyanure pour séparer la pyrite du cuivre.

Les travaux en usine pilote ont également mis en lumière les risques de contamination élevés du concentré par du bismuth et du fluor. Cela n'avait pas été observé au cours des phases antérieures.

Épaississement et filtration

Certains fournisseurs ont effectué des essais d'épaississement et de filtration sur le concentré et les boues de forage produits par l'usine pilote à la Phase 3. Le concentré de boue de forage présentait une écume stable, ce qui créait des difficultés de sédimentation. La sédimentation des boues de minerai pouvait s'effectuer avec l'addition de quantités modérées d'un floculant. La filtration sous pression du concentré s'est avérée plus efficace que la filtration à l'aide de plaques de céramique.

Recommandations

Les campagnes en usine pilote ont démontré qu'un schéma de traitement pour la récupération du cuivre et du molybdène dans les concentrés est possible. On a recommandé de procéder à d'autres travaux d'optimisation notamment afin d'améliorer la récupération de molybdénite et d'or en les isolant de la pyrite.

ÉVALUATION DES RESSOURCES ET DES RÉSERVES MINÉRALES

Évaluation des ressources

La principale évaluation des ressources, produite par la coentreprise de 1994 à 1998 et 1999, se présente comme suit :

- Février 1997 : un « modèle de bloc à 103 trous » est utilisé pour l'étude de faisabilité initiale, ou « l'ÉFI de 1997 » (méthode de l'inverse carré de la distance ou MID[2]);

- Janvier 1998 : « modèle à 150 trous » (version mise à jour du modèle à 103 trous, évaluée à l'aide de la MID[2] et par krigeage conventionnel);
- Mars 1999 : en se fondant sur les 176 trous forés sur la propriété et la classification révisée des types de minerai, décrite plus tôt dans ce rapport, un modèle de bloc par krigeage a été généré et a servi de base à une étude de faisabilité mise à jour achevée en juillet 1999 (le *modèle à 176 trous*). Ce modèle par krigeage résulte de la collaboration entre le personnel de BHP et celui de l'émetteur ainsi qu'avec Isaaks & Company, une entreprise spécialisée en géostatistique.

Toutes les méthodes d'évaluation des ressources utilisées pour générer les modèles de bloc depuis 1997 sont conformes aux méthodes normalisées de l'industrie et tiennent compte des données géologiques importantes dans l'interprétation de la zone et la création de modèles à l'égard des divers types de minerai décelés sur la propriété.

Le tableau qui suit présente un sommaire du modèle de ressource à 150 trous pour Agua Rica.

Évaluation des ressources d'Agua Rica, mars 1999 (modèle à 150 trous)

RESSOURCE MESURÉE						*RESSOURCE INDIQUÉE*					
Teneur limite % Cu	TM	% Cu	% Mo	Au g/t	Ag g/t	Teneur limite % Cu	TM	% Ct	% Mo	Au g/t	Ag g/t
0,20	898	0,51	0,032	0,21	1,7	0,20	431	0,37	0,031	0,16	3,1
0,40	522	0,67	0,036	0,25	2,4	0,40	156	0,52	0,038	0,21	3,5
0,70	154	1,00	0,036	0,32	3,1	0,7	11	0,83	0,039	0,32	4,1

RESSOURCE PRÉSUMÉE						*MESURÉE + INDIQUÉE*					
Teneur limite %Cu	TM	%Cu	%Mo	Au g/t	Ag g/t	Teneur limite %Cu	TM	%Ct	%Mo	Au g/t	Ag g/t
0,20	385	0,32	0,031	0,11	2,5	0,20	1 329	0,46	0,032	0,14	2,2
0,40	72	0,49	0,044	0,15	2,4	0,40	678	0,64	0,037	0,24	2,7
0,70	2	0,80	0,032	0,35	3,0	0,7	165	0,99	0,036	0,32	3,2

(Source : La coentreprise)

Réserves minérales

Sur la base du modèle de ressource à 150 trous, les études d'optimisation de la mine ont été effectuées à l'aide de la méthode Lerchs-Grossman du système Meds (les modules « Dipper » et « Stripper » de Meds). Le tableau qui suit présente les principaux paramètres d'entrée des études d'optimisation de la mine.

Paramètres d'entrée

Élément d'entrée, 1998	Élément	Valeur
Cours		
Cuivre	$ US/lb	0,95 $ US
Or	$ US/oz	350 $ US
Argent	$ US/oz	4,50 $ US
Molybdène	$ US/lb	3,50 $ US
Taux de production de l'usine	tpj	68 000

Élément d'entrée, 1998	Élément	Valeur
Récupération métallurgique		
Cuivre		85
Or	Tous %	46
Argent		60
Molybdène		70
Teneur limite interne (1re à 12e année)	Cu	0,40%
Frais d'exploitation :		
Extraction, fixes	$ US/t déplacée	0,65 $ US
Coûts d'extraction additionnels par gradin	$ US/t déplacée	0,01 $ US
Traitement	$ US/t usinée	3,00 $ US
Frais généraux	$ US/t usinée	0,90 $ US
Transport du concentré	$ US/t concentrée	47 $ US
Frais de traitement et d'affinage	$ US/lb de métal	0,24 $ US/lb Cu 6 $ US/oz Au 0,45 $ US/oz Ag
Redevances	%	3%
Pentes de la mine, 3 secteurs :		
Hauteur du gradin	m	15
Angle du front de taille	degré	60
Bermes de collecte tous les 180 m	m	30 m
Chemin de halage	m	36
Gradins	double	30 m
Largeur de refoulement minimale	m	75m
Dilution et frais :	Compris dans les gradins composites de 15 m	

Dans la perspective d'enveloppes de la mine optimales, seuls les blocs de la ressource mesurée et indiquée ont été considérés comme produisant des revenus alors que les blocs présumés ont été considérés comme des rebuts d'une valeur nulle. De plus, aucun bloc d'une teneur inférieure à 0,40% en cuivre n'a été considéré comme produisant des revenus dans le cadre des calculs de la valeur nette des programmes d'optimisation (c'est-à-dire, la teneur limite externe). Afin d'accélérer le processus d'optimisation, les blocs de ressource de 25 mètres par 25 mètres pour 15 mètres ont été remodélisés en blocs de 50 mètres par 50 mètres pour 15 mètres.

L'optimisation de la mine reposait sur le fait qu'il y a lieu de tenir compte dans le calcul de la valeur nette des multiples éléments présents dans le gisement et d'un calcul bloc par bloc de la valeur totale exigible pour tous les éléments, déduction faite des frais d'exploitation, y compris les coûts de traitement et de fusion, à la condition que le bloc ait une teneur d'au moins 0,40 % en cuivre. Selon le programme Lerchs-Grossman, on calcule le bénéfice maximal de la mine en tenant compte des valeurs nettes de tous les blocs compris dans le modèle. Les blocs rebuts génèrent des sommes négatives équivalant aux coûts d'extraction multipliés par le poids en tonnes des blocs. En recourant à un processus itératif, l'on obtient une valeur nette maximale en dollars non actualisée.

Dans la perspective de la conception de la mine, on a évalué les résultats financiers améliorés en recourant à divers prix cours du cuivre se situant entre 0,70 $ US la livre et 0,90 $ US la livre afin d'obtenir une série de phases à l'égard de la mine. Après planification de la mine prévoyant l'aménagement de chemins de halage par phases et de gradins, les chiffres qui suivent ont été obtenus à l'égard des réserves minérales prouvées et probables, combinées.

Réserves prouvées et probables d'Agua Rica, Cas 68k (teneur limite de 0,40 % en Cu) 1998

	Réserves prouvées et probables					Rebut : TM	Minerai de rebut
	TM	Cu %	Mo %	Au g/t	Ag g/t		
TOTAL	516,6	0,64	0,033	0,27	4,1	1 109	2,15

Source : Rapport de production 68k de la coentreprise, 1998

Dans le cadre de la planification de la mine et de l'établissement des réserves précitées, le matériel d'une teneur inférieure à la teneur limite interne de 0,40 % en cuivre a été mis en tas et sera utilisé au cours des dernières années de la durée de vie de 22 ans de la mine.

Précisions additionnelles sur les propriétés mise en valeur

Mine à ciel ouvert

Le projet de mine à ciel ouvert de la coentreprise consistait en une exploitation à grande échelle recourant à des camions et des excavatrices, produisant 68 000 tonnes par jour à raison de 350 jours par années, pour deux équipes de travail. Une flotte initiale de camions de 218 tonnes et d'excavatrices hydrauliques devait retirer environ 30 millions de tonnes de matériau au cours des deux premières années de préproduction afin d'exposer les gisements de Seca et de Trampeadero. Une fois la mine en production, l'extraction d'importantes quantités de matériel, de l'ordre de 350 000 tonnes par jour en moyenne (minerai et résidus miniers), au cours des dix premières années d'exploitation devait être assurée par des pelles à câbles de grande taille, des excavatrices hydrauliques et une flotte de 20 à 24 camions de 218 tonnes en exploitation. Le plan d'exploitation de la mine de la coentreprise prévoyait également une flotte auxiliaire de niveleuses chenillées ou montées sur pneumatiques ainsi que d'appareils de soutien. La cadence de remplissage des camions a été calculée pour tous les gradins pour chaque phase d'extraction et ces données ont été entrées dans le module de planification du système Meds.

Possibilité d'une exploitation souterraine

À la fin des années 1990, la coentreprise a effectué une étude sur une exploitation souterraine par foudroyage à l'égard du gisement d'Agua Rica. Cette méthode permet d'obtenir des taux de production élevés et s'en remet principalement à la gravité pour la fragmentation du minerai ainsi extrait et la manipulation du minerai abattu en ce sens qu'il est acheminé par une série de galeries descendantes jusqu'à un système de roulage central. Cette méthode est utilisée depuis de nombreuses années pour le gisement de cuivre porphyrique chilien, soit en sa version traditionnelle surnommée « grizzly », soit sous une ou plusieurs des versions plus modernes surnommées « zanja y calle » au moyen de matériel chargeur-transporteur.

Contrairement aux nombreuses mines exploitées par foudroyage où l'accès se fait au moyen d'un système de puits verticaux tant pour la manipulation du minerai que pour l'exploitation comme telle, il est facile de cibler les zones à teneur élevée de Seca et de Trampeadero et d'y avoir accès à partir des flancs de la vallée Quebrada Minas, ce qui permet d'éviter une longue et coûteuse période de développement avant le début de l'exploitation. La méthode d'exploitation par foudroyage présente les autres avantages suivants :

- elle dispense d'avoir à éliminer des résidus miniers ARD à la surface;
- elle permet l'accès rapide et le raccourcissement des délais de démarrage comparativement à une mine à ciel ouvert;
- elle fait réaliser des économies importantes au titre des coûts en capital comparativement à une mine à ciel ouvert;
- comme il est possible d'avoir accès aux zones renfermant le minerai au moyen de galeries à flanc de coteau, aucun déplacement à la verticale de matériel n'est nécessaire et il est possible de disposer d'un système de ventilation efficace.

Les paramètres de l'exploitation par foudroyage ont été établis à Santiago, au Chili, par Ingeroc Ltda., une firme d'experts-conseils en géotechnique, à partir d'une analyse de la RQD et d'évaluations de la masse rocheuse du sol d'Agua Rica, qui concluait que le recours au foudroyage est techniquement possible et que l'établissement d'un point de soutirage de 9 mètres sur 9 mètres à Seca et de 10 mètres

sur 12 mètres à Trampeadero correspondrait à des conditions d'exploitation par foudroyage optimales.

En utilisant les modules de foudroyage du système Meds, l'on a étudié la possibilité d'une mine dotée d'un seul ascenseur ou de deux à l'aide des paramètres d'entrée qui suivent :

Paramètres d'entrée

Élément d'entrée		Unité	Valeur
Prix			
Cuivre		$ US/lb	0,90 $ US
Or		$ US/oz	350 $ US
Argent		$ US/oz	5,00 $ US
Molybdène		$ US/lb	4,00 $ US
Taux de production de l'usine de traitement		tpj	50 000
Teneur limite		%	0,40 %
Récupération métallurgique	Cuivre		85
	Or		45
	Argent	Tous %	68
	Molybdène		48
Coûts d'exploitation :			
Extraction		$ US/t	3,00 $ US
Traitement, Frais généraux		$ US/t	4,00 $ US
Mise en valeur		$ US/t	0,50 $ US
Frais de traitement et d'affinage			0,71 $ US
Cuivre		$ US/lb	0,24 $ US
Redevances		%	3 %

En retenant la possibilité d'une mine dotée de deux ascenseurs : le premier au niveau de 3 105 mètres et le deuxième au niveau de 2 940 mètres, l'on a obtenu les chiffres suivants au titre des réserves prouvées et probables :

Exploitation par foudroyage 50k, réserves prouvées et probables

Durée de vie de la mine en années	TM	Cu %	Mo %	Au g/t	Ag g/t
23	410,7	0,63	0,038	0,26	3,52

Au-dessous de 2 940 mètres, des ressources présumées additionnelles de l'ordre de 210 millions de tonnes de minerai affichant des teneurs de 0,54 % en cuivre, de 0,037 % en molybdène, de 0,27 gramme d'or par tonne et de 3,3 grammes d'argent par tonne permettent d'entrevoir l'extension du massif d'abatage en direction d'un troisième ascenseur (environ dix années de production additionnelle).

<u>Traitement</u>

Introduction

Un schéma simplifié de traitement a été élaboré pour les trois phases des travaux d'essai, en particuliers pour les campagnes en usine pilote, et utilise comme modèle un concentrateur au sulfure conventionnel. L'usine sera dotée d'un circuit de broyage utilisant un broyeur SAG et un broyeur à boulet ainsi que des circuits de flottation et d'égouttage. L'on y produira des concentrés distincts de cuivre et de molybdène.

Description du processus

À la lumière de l'étude de faisabilité de 1997, l'usine de traitement pour le projet Agua Rica sera similaire à une usine type de traitement du cuivre porphyrique, sauf pour l'ajout du circuit de récupération du molybdène. Les réactifs nécessaires sont des produits commerciaux standards faciles à se procurer.

Le minerai provenant d'Agua Rica sera concassé par un broyeur primaire mono-étagé, puis acheminé à l'usine de traitement. Le minerai sera pulvérisé dans un circuit doté d'un broyeur SAG et d'un broyeur à boulets avant d'être introduit dans le circuit de flottation du cuivre.

Le minerai broyé sera introduit dans un circuit de dégrossissage du cuivre. Le concentré de dégrossissage sera broyé à nouveau puis enrichi en trois étapes de nettoyage. L'appareil de dégrossissage-nettoyage et le premier appareil de nettoyage fonctionneront en circuit ouvert; leurs boues de minerai seront acheminées vers un concentrateur. Le concentré provenant du premier appareil de nettoyage sera enrichi par les deuxième et troisième appareils de nettoyage fonctionnant en circuit fermé afin d'obtenir un concentré collectif de cuivre renfermant du molybdène.

Le concentré collectif de cuivre sera traité dans le circuit de flottation du molybdène, traitement qui consiste en un dégrossissage, un nouveau broyage, puis en cinq étapes de nettoyage afin d'obtenir un concentré final de cuivre et un concentré de molybdène.

Le concentré de cuivre et celui de molybdène seront épaissis, puis filtrés à l'usine de traitement. Le concentré de cuivre sera acheminé par camions jusqu'à la tête de ligne Belgrano à Chumbicha et transporté par train jusqu'au port. Le concentré de molybdène sera acheminé par camions jusqu'aux installations d'une fonderie régionale.

Matériel de traitement

On a envisagé du matériel standard éprouvé pour l'usine. Certaines nouvelles technologies, décrites ci-après, ont été mises au point depuis l'étude de faisabilité de 1997 et elles devront être évaluées dans la perspective d'améliorations accroissant la production métallurgique.

Des améliorations ont été apportées à la conception des cellules de flottation, telles que les cellules Jameson et les cellules en colonne, afin d'accroître le taux de récupération par la mise en flottation des particules fines de minerai. Ces cellules pourraient être utilisées à Agua Rica afin de réduire au minimum les pertes de particules fines de cuivre qui se retrouvent dans les boues de minerai comme on l'a constaté dans le cadre des travaux d'essai.

Il est possible de recourir à des dégazeurs, tels que les dégazeurs Outokumpu FrothBusters, afin de retirer l'air du concentré de boue de forage avant l'étape de sédimentation. Cette méthode pourrait résoudre les difficultés de sédimentation observées à l'usine pilote en améliorant la clarté de la sédimentation et des débordements. En outre, cela pourrait permettre de réduire la capacité de l'épaississeur. De plus, il y aurait lieu d'analyser la façon dont sont conçus divers épaississeurs, tels que les épaississeurs à haute capacité et E-CAT, afin de réduire leur capacité requise ainsi que d'améliorer le fonctionnement global de l'exploitation et d'en réduire les coûts.

Infrastructure

Les infrastructures nécessaires à l'exploitation d'un concentrateur autonome pour le projet Agua Rica, décrites dans l'ÉFI de 1997, comprennent les installations suivantes :

- Des routes d'accès à la mine et à l'usine depuis Andalgalá, d'environ 28 kilomètres de long. Le terrain est très accidenté et il serait possible d'optimiser le tracé des routes, notamment par un passage dans la vallée de Potrero.

- Un système convoyeur terrestre de 20 kilomètres afin d'acheminer le minerai de la mine à l'usine, y compris un tunnel de 4 kilomètres et un convoyeur suivant la route d'accès. Le convoyeur est régénératif.
- Une digue à boues de minerai à La Isla au niveau de la vallée à environ 28 kilomètres au sud de l'usine, dotée d'un système de récupération de l'eau.
- Une source d'alimentation en électricité fournie par une entreprise de services publics locale, reliée à une ligne de transmission existante de 132 kilovolts provenant d'Andalgalá.
- Une source d'alimentation en eau douce provenant d'une série de puits dans la vallée, au sud de l'usine. Ces puits doivent être confirmés.
- Des installations d'entretien et d'entreposage sur les lieux, un relais-routier, des immeubles abritant les services administratifs et les laboratoires, des installations d'entreposage et de distribution de carburant, de distribution d'eau, de protection contre les incendies et de traitement des eaux usées.
- Une usine de filtration de concentré, y compris des réservoirs de stockage, des filtres sous pression, des clarificateurs et un poste de pesé des camions.
- La modernisation des installations portuaires actuelles, y compris la construction d'un poste de déchargement des wagons, d'installations d'entreposage du concentré et d'installations de récupération à intégrer avec le matériel de chargement actuel des navires.

Aucun baraquement n'est prévu pour loger les employés puisqu'ils seront transportés par autobus d'Andalgalá à l'usine et à la mine.

Analyse financière

Dans le cadre de l'établissement de son rapport, Hatch a examiné plusieurs études effectuées par la coentreprise. L'ÉFI de 1997, préparée par la coentreprise, est fondée sur des projets de mines à ciel ouvert de 60 000 tonnes par jour et de 120 000 tonnes par jour alimentant deux concentrateurs se trouvant à deux autres endroits. En 1999, Minprock a révisé cette étude et a proposé un certain nombre d'améliorations visant à réduire les coûts en capital. À peu près à la même époque, une étude de délimitation de l'étendue d'un projet de mine souterraine (l'exploitation par foudroyage) était achevée en 1998. De plus, en 1999, BHP a évalué un projet de mine à ciel ouvert de 68 000 tonnes par jours assortie d'une usine distincte. Bechtel a ensuite achevé une étude de délimitation de l'étendue d'un système de convoyeur terrestre pour le nouvel emplacement de l'usine d'Agua Rica. Pendant la période allant de décembre 2001 à juin 2002, le peso argentin a subi une dévaluation rapide, ce qui a eu pour incidence de réduire considérablement les coûts à l'échelle locale (exprimés en pesos).

Pour les besoins des analyses financières de son rapport, Hatch a examiné le cas particulier d'une mine à ciel ouvert et d'installations de concentration traitant 68 000 tonnes par jour de minerai (le cas 68k). Les entrées de coûts de cette évaluation financière proviennent de données élaborées dans le cadre des études antérieures de la coentreprise et ont été rajustées et mises à jour en fonction des coûts actuels et des cours du change en Argentine.

Estimations au titre des coûts en capital et des frais d'exploitation

Les estimations au titre des coûts en capital et des frais d'exploitation du cas 68k Hatch mis à jour se présentent comme suit :

- Les estimations de l'étude de faisabilité initiale (*ÉFI*) de 1997 constituent le fondement des entrées de coûts, assortis de taux unitaires mis à jour en fonction de la situation actuelle en Argentine dans les secteurs de la construction, de la main-d'œuvre, des constructions en béton et en acier.

- Le coût en capital du convoyeur terrestre est tiré de l'étude de Bechtel de 1999. Le tracé du convoyeur, de la mine à l'usine, a été établi à l'aide de cartes en courbes du site graduées aux 10 mètres. Les chiffres estimatifs au titre des quantités de rocs pouvant être défoncés et devant être dynamités ne sont pas corroborés par des études géotechniques. Les coûts de creusement des tunnels sont établis en fonction des coûts qui ont cours dans la région.
- Les coûts liés aux immeubles sur les lieux ont été mis à jour en fonction des coûts de construction réels d'installations de taille similaire dans le cadre d'un projet au Pérou auquel prend part Hatch.
- Les coûts des produits consomptibles ont été mis à jour en fonction des taux de consommation signalés dans le cadre des travaux d'essai en usine pilote et des coûts récents prévus au budget.
- Les coûts du fret maritime ont été établis en fonction des données courantes publiées à l'égard de l'exploitation d'Alumbrera. Les taux unitaires de l'électricité et du transport par route ou par rail n'ont pas changé.
- Les coûts d'extraction de la mine à ciel ouvert 68k ont été établis en fonction des taux unitaires actuels publiés à l'égard d'Alumbrera.
- Un facteur de frais d'exploitation de 0,89 a été appliqué aux estimations de l'ensemble des frais d'exploitation compte tenu d'éléments de frais moins élevés. Ce facteur est fondé sur les données récemment publiés pour Alumbrera faisant état de coûts réels pour 2002 inférieurs de 11 % aux coûts prévus; un aspect jugé approprié pour le cas 68k à Agua Rica.

Les estimations des coûts en capital et des frais d'exploitation du concentrateur de 60 000 tonnes par jour et de 120 000 tonnes par jour de l'ÉFI de 1997, du concentrateur de 68 000 tonnes par jour dont les données ont été mise à jour par BHP en 1999 et du cas de Hatch mis à jour sont résumées ci-après (certaines des estimations initiales de BHP à l'égard du cas 120k ne sont pas disponibles et ne sont reproduites qu'à titre informatif).

Estimations des coûts en capital des options de production (en millions de dollars américains)

Estimation des coûts en capital	Unité	Concentrateur autonome	Concentrateur autonome	Concentrateur autonome	Concentrateur autonome
		ÉFI 60k BHP	ÉFI 120k BHP	68k BHP	68k Hatch
Usine et routes	M $ US	18,4		40,4	45,9
Route d'accès à la mine	M $ US	Inclus		23,3	9,6
Broyage	M $ US	12,9		Inclus	7,8
Convoyeurs terrestres, tunnels	M $ US	131,5		57,4	41,5
Concentrateur	M $ US	123,6		103,9	114,0
Alimentation en électricité et distribution	M $ US	18,7		22,9	17,1
Immeubles auxiliaires	M $ US	14,2		Inclus	14,1
Mise en lagune des boues de minerai	M $ US	30,4		5,3	5,5
Alimentation en eau et distribution	M $ US	47,3		60,6	12,0
Matériel mobile et usine de traitement des eaux usées	M $ US	2,3		Inclus	5,6

Estimation des coûts en capital	Unité	Concentrateur autonome	Concentrateur autonome	Concentrateur autonome	Concentrateur autonome
		ÉFI 60k BHP	ÉFI 120k BHP	68k BHP	68k Hatch
Installations portuaires	M $ US	10,0		10,0	8,8
Équipement minier	M $ US	112,6		116,7	100,3
Frais de préproduction	M $ US	20,8		environ 13,0	43,8
Total des coûts directs	M $ US	542,6		449,8	441,5
Coûts indirects	M $ US	219,0		160,9	103,9
Imprévus	M $ US	119,2		95,9	76,5
Coûts à la charge des propriétaires	M $ US	33,7		32,9	20,2
Total des coûts d'expansion	M $ US	-	378,5	-	-
Total des coûts en capital	M $ US	914,5	1 293,0	743,2	625,6

Estimations des frais d'exploitation (en millions de dollars américains)

Extraction	$ US/t déplacée	0,58	0,48	0,57	0,71
Coefficient de recouvrement		2,35	1,80	2,27	2,48
Extraction	$US/t minerai	1,95	1,35	1,86	2,34
Traitement	$US/t minerai	3,41	3,08	2,99	2,93
Frais généraux	$US/t minerai	0,64	0,37	0,59	0,56
Total pour la mine	$US/t minerai	6,00	4,80	5,44	5,83
Transport, marketing	$US/t minerai	0,63	0,55	Inclus	0,30
Fret maritime	$US/t minerai	0,45	0,38	1,16	0,45
Total des frais d'exploitation	$US/t minerai	7,08	5,74	6,60	6,58
Frais d'exploitation rajustés par tonne de minerai					5,86

Impôts et régime fiscal

Le régime fiscal et les conditions mentionnés dans l'ÉFI de 1997 sont toujours valides. Après la dévaluation du peso argentin en janvier 2002, le Sénat a présenté une résolution au soutien de la prorogation du « Régime de stabilité fiscale ».

Les critères de taxation clés, intégrés dans le modèle préliminaire des flux de trésorerie, se présentent comme suit :

- Taux d'imposition de 33 %;
- Absence de taxes à l'importation ou de droits sur les biens d'équipement, le matériel ou les pièces de rechange;
- Amortissement total (100 %) des immobilisations sur trois ans. Pour le modèle, l'on a eu recours à la méthode de l'amortissement linéaire.

PROJET SAN JORGE

L'émetteur détient une participation indirecte de 85 % dans la propriété cuprifère et aurifère San Jorge à proximité de Mendoza, en Argentine (le *projet San Jorge*). Argentina Mineral Development

(*AMD*) détient dans ce projet une participation de 15 %, échangeable contre une redevance calculée à la sortie de la fonderie sous réserve de certaines conditions.

Le projet San Jorge est situé à environ 90 kilomètres au nord-ouest de Mendoza, en Argentine, et à environ 250 kilomètres au nord-est de Santiago, au Chili. Le projet se compose de sept concessions minières (couvrant environ 5,5 kilomètres carrés) et de 35 claims miniers (couvrant environ 102 kilomètres carrés). Les sept concessions ont été acquises pour 4,015 millions de dollars américains. En 2000, l'émetteur a affecté 414 000 $ aux frais d'exploration et de mise en valeur du projet San Jorge (comparativement à 1,7 million de dollars en 1999). Au cours de l'exercice terminé le 31 décembre 2001, l'émetteur a réduit de 22,027 millions de dollars la valeur du projet San Jorge en raison de la faiblesse des prix des métaux. La propriété demeure en règle.

Les renseignements de nature scientifique et technique qui portent sur le Projet Sans Jorge ont été établis sous la direction de Dean MacDonald, Ph.D., géographe, une *personne qualifiée* au sens de la Norme canadienne 43-101.

Emplacement et accès

La propriété San Jorge est située à environ 90 kilomètres au nord-ouest de la ville de Mendoza, dans la province de Mendoza, en Argentine, et à environ 250 kilomètres au nord-est de Santiago, au Chili. L'accès à la propriété est assuré par l'autoroute asphaltée qui relie Mendoza à Santiago et qui passe par la ville de Uspallata, puis par une route en gravier en bon état de 40 kilomètres en direction nord qui longe la vallée Uspallata. La propriété se trouve à une altitude de 2 500 mètres et le gisement constitue une petite colline entourée de plaines alluvionnaires planes.

Historique

Plusieurs trous d'exploitation ont été forés à San Jorge dans les années 1960 afin d'étudier la minéralisation d'oxyde cuivre en affleurement et, en 1964, Compania Minera Aguilar (*Aguilar*) a acquis une option à l'égard de la propriété. Au cours des quatre années suivantes, Aguilar a procédé à environ 950 mètres d'excavations de tranchées, à des études géophysiques de polarisation induite (*PI*) sur 111 kilomètres et a creusé 32 trous de sonde pour 4 894,5 mètres de carottes. Exploraciones Falconbridge Argentinos (*Falconbridge*) a acquis une option à l'égard de la propriété en 1973 et y a foré six trous totalisant 1 126 mètres. Falconbridge a également soumis des échantillons à des essais métallurgiques.

Une option à l'égard de la propriété a été consentie à RAA en 1992 et, entre 1993 et 1995, 45 trous à circulation inverse totalisant 5 518 mètres et deux trous de carotte totalisant 165 mètres ont été forés. En 1994, des essais métallurgiques ont été effectué sur les minéraux oxydés de divers échantillons de taille et d'une zone enrichie. De 1994 à 1996, 43 trous à circulation inverse totalisant 3 942 mètres ont été forés et huit lignes totalisant 17,6 kilomètres de PI, au-dessus et au-delà de l'affleurement minéralisé, ont fait l'objet d'études. La propriété a été acquise en 1995 par GMA Holdings S.A. (*GMA*), une filiale indirecte de l'émetteur. Entre septembre 1995 et février 1996, l'on a procédé à un programme de forage totalisant 5 746 mètres sur la propriété. Des échantillons ont été prélevés dans le cours de ces activités en vue d'essais métallurgiques.

En mars 1999, GMA et AMD, une société du même groupe que Climax Mining d'Australie, a conclu une entente aux termes de laquelle les deux entreprises ont convenu d'affecter leurs actifs immobiliers et leurs droits miniers dans San Jorge et le secteur avoisinant à une nouvelle société de portefeuille dans laquelle GMA détient une participation de 85 % et AMD une participation de 15 %. La participation de 15 % d'AMD peut être rachetée en échange d'une redevance calculée à la sortie de la fonderie de 2 % s'appliquant à la mine mise sur pied si la nouvelle société de portefeuille a produit une étude de faisabilité dans les trois années qui ont suivi, s'est procuré des capitaux dans l'autre année qui suit et s'est engagée à mettre sur pied une mine dans les six mois suivants. Si la participation d'AMD était rachetée, GMA serait propriétaire de la totalité de Minera San Jorge SA.

Géologie et minéralisation

La minéralisation de San Jorge se compose d'un gisement de cuivre porphyrique et d'or. La minéralisation est orientée en direction nord-est et se manifeste dans quatre couches à peu près horizontales mais irrégulières qui se présentent, de haut en bas de la façon suivante :

Couche lessivée : Une tête de gisement lessivée dont la teneur en cuivre moyenne est de 0,15 % ou moins, se présentant surtout sous forme d'oxydes de cuivre verts et noirs, dont le minerai pourrait se prêter à la lixiviation en terril.

Couche oxydée : Couche davantage développée le long du point de contact ouest du porphyre granitique et des matériaux clastiques renfermant de la malachite, du chysocole, de la ténorite et de la limonite de brai avec des teneurs moyennes approximatives de 0,5 % en cuivre, de 0,25 gramme d'or par tonne pour une teneur limite de 0,1 % en cuivre.

Couche enrichie : Couche associée à une zone comprenant de très nombreuses failles et des apports en eau à répétition, qui se présente sous forme de chalcocite fuligineuse et aciéreuse, de covelline, de digénite et de chalcopyrite secondaire affichant des teneurs moyennes approximatives de 0,7 % en cuivre et de 0,20 gramme d'or par tonne pour une teneur limite de 0,1 % en cuivre.

Couche primaire : Trois zones de hautes teneurs ont été découvertes dans les unités de matériaux clastiques sédimentaires. De bonnes teneurs en cuivre à la fois dans les roches sédimentaires et intrusives ont été détectées à une profondeur de 495 mètres. Le cuivre est présent surtout sous forme de chalcopyrite avec de faibles traces de bornite. Pour une teneur limite de 0,4 % en cuivre, la minéralisation primaire affiche des teneurs moyennes de 0,5 % en cuivre et de 0,20 gramme d'or par tonne.

L'or est présent sous forme native et affiche des teneurs de 0,20 gramme par tonne pour l'ensemble du gisement de cuivre. La distribution de l'argent est à peu près proportionnelle à celle du cuivre et, dans l'ensemble, correspond en moyenne à 3,5 grammes d'argent par tonne.

Exploration

Les forages effectués par GMA et AMD ont traversé des indices d'une minéralisation cuprifère additionnelle au nord-est, à l'est et au sud-est du gisement principal de San Jorge dans un cadre géologique similaire à celui de ce gisement.

Les secteurs à l'est et au sud-est de San Jorge, compris dans la zone élargie de la propriété, présentent d'importantes anomalies de charge PI qui correspondent avec des minerais cuprifères anomaux, interceptant le coeur d'un trou de sonde de reconnaissance, qui pourraient être un indice de systèmes cuprifères satellites similaires au gisement San Jorge. L'émetteur évalue actuellement la possibilité d'explorer et de mettre en valeur les ressources des secteurs satellites. Toutefois, en raison de la faiblesse des prix des métaux, l'on ne prévoit procéder qu'à un nombre limité de travaux en 2003.

PROJET MANTUA

L'émetteur détient une participation indivise de 50 % dans le projet aurifère et cuprifère de Mantua à Cuba. Geominera S.A. (*Geominera*), une société cubaine mise sur pied par le ministère des Industries de base cubain, avec mandat de détenir des droits miniers et de conclure des ententes avec des entreprises étrangères en vue de mettre en valeur des droits miniers, détient la participation restante de 50 % dans le projet.

L'émetteur a acquis toutes les actions en circulation de Minera Mantua Inc. (*MMI*) d'un groupe de vendeurs, y compris Miramar, en 1995. Lors de l'acquisition de MMI par l'intermédiaire de Minera Cobre S.A., l'émetteur détenait une participation de concessionnaire de 50 % dans le projet Mantua.

La participation de concessionnaire de 50 % dans le projet Mantua a été acquise en vertu d'un contrat conclu avec Geominera et daté du 13 août 1993 (le *contrat d'association avec Cobre*). Le contrat d'association avec Cobre et les statuts constitutifs qui lui sont liés constituent les titres constitutifs de Cobre Mantua S.A. (*Comantua*), une coentreprise cubaine, dont les actions sont réparties en parts égales entre Geominera et Minera Cobre S.A., la filiale indirecte de l'émetteur.

L'apport de Geominera à la coentreprise se compose du droit exclusif d'explorer, de mettre en valeur et d'exploiter le projet Mantua ainsi que de toutes les études et recherches effectuées antérieurement à l'égard du projet Mantua. L'apport de l'émetteur à la coentreprise se compose, notamment, de l'étude de faisabilité à l'égard du Projet préparée en 1993 et en un apport en capital initial de 20 000 $ US. Les bénéfices de la coentreprise doivent être remis, dans une proportion de 50 %, à Comantua S.A., la filiale de l'émetteur, et de 50 % à Geominera. En vertu du contrat d'association avec Cobre, l'émetteur était tenu de négocier les conditions du financement et d'obtenir toutes les sommes nécessaires à l'égard du projet Mantua au plus tard le 30 juin 1995. Ultérieurement, Geominera a convenu de renoncer à la date du 30 juin 1995 à la condition que Comantua S.A. obtienne le financement nécessaire à la mise en œuvre du projet Mantua.

Aux termes du contrat d'association avec Cobre, Cobre Mantua S.A. a droit à la totalité des bénéfices nets (après règlement de toutes les obligations courantes à l'égard du financement par un tiers) du projet Mantua des deux premières années d'exploitation de la mine en guise de remboursement des avances versées à la coentreprise. Si des avances sont non remboursées à la fin de la période de deux ans, Comantua sera en droit de recevoir non moins de 75 % des bénéfices nets du projet Mantua tant que ces avances n'auront pas été remboursées. Toutes les décisions importantes à l'égard de Comantua doivent être approuvées par les représentants de Geominera et de l'émetteur. Cependant, toutes les décisions courantes ayant trait à l'exploitation seront prises par le directeur de l'exploitation désigné par l'émetteur pour une période de temps précise.

En 2002, on a continué à tenter de mettre en place du financement pour une étude de faisabilité susceptible d'un concours bancaire de la phase d'extraction de cuivre du projet Mantua. La capacité de l'émetteur à mettre en œuvre la phase « cuivre » du projet Mantua est tributaire d'un financement par un tiers. En août 2001, l'émetteur a cédé sous option sa participation dans le projet à Barytex, un tiers sans lien de dépendance, qui a pris à son compte tous les frais financiers à l'égard du projet Mantua et qui s'est engagée à obtenir un financement suffisant et à préparer une étude de faisabilité susceptible d'un concours bancaire dans les 18 mois qui suivaient. En avril 2002, Barytex a annoncé qu'elle était incapable d'obtenir le financement nécessaire pour terminer adéquatement l'étude de faisabilité et a résilié l'option. L'optant a réglé une partie des frais financiers impayés auparavant assumés par Barytex en émettant des actions ordinaires du capital de Barytex à l'émetteur. En septembre 2002, l'émetteur a accordé à Newport une option sur sa participation dans le projet Mantua. En vertu de cette option, Newport a pris à son compte les frais financiers du projet et a émis 400 000 actions ordinaires à l'émetteur au prix réputé de 0,26 $ l'action. Miramar a reçu 200 000 de ces actions aux termes du droit dans la redevance et le produit.

Pour maintenir en vigueur l'option :

a) Newport est tenue de prendre à son compte et de régler tous les frais financiers relatifs au projet Mantua jusqu'à concurrence de 20 000 $ US par mois. Ces frais ont été facturés mensuellement, mais n'ont pas encore été remboursés par l'émetteur.

b) Newport est tenue de mener à terme un programme d'échantillonnage dans la perspective d'essais métallurgiques au plus tard le 9 décembre 2003 afin d'effectuer une étude de faisabilité susceptible d'un concours bancaire, à un coût maximal de 750 000 $ US.

Si l'émetteur obtient une facilité de crédit que Newport juge suffisante pour lancer la production commerciale, Newport émettra 1 400 000 actions ordinaires au nom de l'émetteur. Le projet Mantua

est assujetti à une dette de second rang d'environ 28 millions de dollars américains payables à l'émetteur et à une redevance à la sortie de la fonderie de 2,5 % sur les bénéfices et le produit en faveur de Miramar. Se reporter à la rubrique « Activités de l'émetteur - Développement général des activités - Historique des trois dernières années ». Newport prendra à son compte une somme de 20 millions de dollars américains sur la dette de second rang de 28 millions de dollars américains payables à l'émetteur par Geominera. Si Newport obtient du financement, elle devra prendre à son compte une somme de 14 millions de dollars américains sur la dette de second rang, laissant à émetteur la responsabilité des 14 millions de dollars américains restants sur la dette de second rang. Au moment de la levée intégrale de l'option à l'égard des actions du projet Mantua, Newport s'engage à prendre à son compte les obligations de l'émetteur aux termes du droit dans la redevance et le produit, afférent au projet Mantua.

Les renseignements de nature scientifique et technique qui portent sur le projet Mantua ont été établis sous la direction de Callum Grant, P. Eng., de Hatch, une *personne qualifiée* au sens de la Norme canadienne 43-101.

Description et emplacement de la propriété, et accès à cette dernière

La propriété Mantua renferme un gisement de cuivre secondairement enrichi. Elle est située dans la province de Pinar del Rio, dans l'ouest de Cuba, à 240 kilomètres de la Havane. La propriété se compose d'une concession de production de 8 kilomètres carrés et d'une zone d'intérêt adjacente de 11,2 kilomètres carrés. L'accès au site est assuré par une autoroute à quatre voies qui relie la Havane à Pinar Del Rio, qui se trouve à 65 kilomètres à l'est de Mantua. Une route secondaire asphaltée permet ensuite de se rendre au site.

Historique et exploration

Au début des années 1960, les employés de l'Instituto de Recursos Minerales, un organisme gouvernemental cubain, ont procédé à l'exploration du gisement de cuivre de Mantua. En 1964, une minéralisation de cuivre était découverte sous un chapeau de fer riche en minerai dans le cadre d'un programme d'exploration, ainsi que de forage, sous la supervision de géologues soviétiques. En 1992, Marc Rich & Co., une société de placement du Royaume-Uni, a foré 12 trous de sonde additionnels et a procédé à des études géotechniques et à des essais métallurgiques.

Vers la fin de 1993, par l'intermédiaire de Minera Cobre S.A., l'émetteur a entrepris des études détaillées, y compris le forage de 13 trous de sonde additionnels, un échantillonnage massif et des essais métallurgiques. Un échantillon métallurgique de 11 tonnes a été extrait de l'un des puits d'essai en vue d'essais métallurgiques. Une étude préliminaire de délimitation de l'étendue métallurgique a été effectuée au cours de la dernière partie de 1993 sur des matériaux extraits de l'un des trous de sonde, et un programme d'essais métallurgiques a été entrepris en février 1994 sur des matériaux provenant de l'échantillon massif de 11 tonnes.

Au cours de l'été de 1994, Minera Cobre S.A. a foré un tunnel d'exploration de 145 mètres afin d'avoir accès au corps minéralisé et, en septembre et octobre 1994, elle a extrait 600 tonnes de matériaux en vue d'un essai métallurgique pilote. Une usine pilote a été exploitée avec les matériaux extraits du tunnel. Les activités de l'usine pilote se sont déroulées en deux phases : en novembre et décembre 1994, et de janvier à mars 1995. Les résultats de ces activités ont confirmé la viabilité de la méthode de traitement privilégiée.

En 1995, Minera Cobre S.A. a découvert des indices en or importants dans le chapeau de fer sus-jacent au gisement de cuivre principal, ainsi que des crédits-or payables dans le minerai de cuivre, et une zone de teneurs en or anomales parallèle au gisement de cuivre. En février 1995, l'on a entrepris un programme de travaux afin d'évaluer la rentabilité d'une opération de récupération des teneurs en or du chapeau de fer. Au total, 65 trous de sonde ont été forés, délimitant une zone de teneurs en or, pouvant avoir une valeur commerciale, au-dessus du centre du gisement de cuivre. Les essais

métallurgiques ont démontré que ce matériel pourrait se prêter aux méthodes conventionnelles de traitement par lixiviation.

En 1996, l'on a entrepris un programme d'exploration régionale afin de découvrir des indices additionnels d'or dans des chapeaux de fer, des saprolites et des structures cisaillées régionales. Plus de 600 échantillons de surface ont été prélevés et de faibles indices d'or ont été découverts.

Les activités de forage en 1997 ont procédé en deux phases principales, notamment par le forage au diamant de neuf trous de sonde totalisant 655 mètres et de huit trous de sonde totalisant 684,7 mètres, respectivement. Les deux programmes étaient principalement conçus dans le but de déterminer la distribution près de la surface d'or dans le chapeau de fer. Cependant, deux trous profonds ont été forés dans le cadre du deuxième programme. Vers la fin de l'année, l'on a foré un seul trou pour recueillir un échantillon métallurgique.

Géologie et minéralisation

Le gisement de cuivre de Mantua est un enrichissement secondaire de la minéralisation de cuivre attribuable à l'altération de la minéralisation sulfurée primaire d'origine volcanogène-exhalative. Le cuivre a été lessivé à partir de traces de minéralisation sulfurée cuprifère (chalcopyrite) et redéposé sous le chapeau de fer riche en or.

La minéralisation sulfurée primaire, à la fois massive et disséminée, apparaît au sein d'une séquence de 50 à 100 mètres d'épaisseur de roches volcaniques basiques intercalées, de schistes, de grès fins et de grès. La formation de plissements et de failles de poussée au mésozoïque supérieur a surtout opéré sur les unités de calcaire plus compétent, causant des cisaillements et des brèches en grand nombre dans la séquence volcanique et sédimentaire.

Le plissement de la zone de Mantua et des roches des secteurs adjacents est considéré comme un pli synclinal et anticlinal de grande taille en forme de « S » ouvert. Le flanc Est du pli synclinal renferme la majorité de la minéralisation définie par forage. Le gisement de cuivre prend la forme de lentilles allongées orientées du nord-est au sud-est, concordant avec les formations encaissantes. Le gisement a un pendage de 50 à 70 degrés vers l'ouest et mesure 1 300 mètres.

La minéralisation non oxydée est dominée par la pyrite, accompagnée de chalcopyrite et de sphalérite. La zone du chapeau de minerai oxydé lessivé est composée d'oxydes de fer latéritiques ne renfermant essentiellement aucune trace de cuivre. La zone supergène sous le chapeau de minerai oxydée se compose principalement de chalcocite, accompagnée de cuprite, de covelline et d'un peu de cuivre natif. La zone secondaire enrichie de cuivre se divise en trois types de minerai distincts qui pourront être départagés en cours d'extraction.

ACQUISITION D'ALUMBRERA

CONTRAT D'ACHAT ET AUTRES CONTRATS

Contrat d'achat, structure des sociétés d'acquisition et de propriété

En vertu d'un contrat d'achat en vigueur le 2 avril 2003 (le *contrat d'achat*), Rio Algom a convenu de vendre à Wheaton et à l'émetteur la totalité de sa participation et de celle des membres de son groupe dans la société qui possède et exploite la mine Alumbrera, une mine d'or et de cuivre située dans la province de Catamarca, en Argentine. À la clôture de l'acquisition d'Alumbrera le 24 juin 2003, l'émetteur et Wheaton ont acquis chacun une participation indirecte de 12,5 % dans MAA, succursale constituée sous le régime des lois de l'Argentine de Minera Alumbrera Limited, société constituée sous le régime des lois d'Antigua-et-Barbuda.

La structure organisationnelle mise en place en vue d'effectuer l'acquisition d'Alumbrera a nécessité, de la part de Wheaton et de l'émetteur, l'organisation d'une société constituée sous le régime des lois du Canada, dans le cas de Wheaton (*WRM Canco*), et d'une société constituée sous le régime des lois

de la province de la Colombie-Britannique, dans le cas de l'émetteur (*NNO Canco*). Wheaton détient, directement ou indirectement, 100 % de la participation dans WRM Canco et l'émetteur détient, directement ou indirectement, 100 % de la participation dans NNO Canco. WRM Canco et NNO Canco détiennent chacune une participation de 50 % dans une société d'acquisition nouvellement constituée sous le régime des lois du Canada (*Can Acqco*). WRM Canco et NNO Canco détiennent chacune directement 100 % de la participation dans deux sociétés organisées sous le régime des lois des îles Caïmans (*WRM Cayco* et *NNO Cayco*, respectivement). WRM Cayco et NNO Cayco détiennent chacune 50 % de la participation dans une société d'acquisition nouvellement constituée sous le régime des lois des îles Caïmans (*Cayman Acqco*).

Cayman Acqco a acheté à Rio Algom la totalité de ses actions du capital de Musto Explorations (Bermuda) Limited (*MEB*), ce qui équivaut à une participation de 50 % dans MEB. Canada Acqco a acheté une dette subordonnée que MAA devait à Rio Algom et qui s'élève à 71,5 millions de dollars américains. Cayman Acqco a acquis 50 % de MEB et, indirectement, 25 % de MAA. L'émetteur détient donc, indirectement, 12,5 % de la participation dans MAA.

Voici un tableau illustrant la structure de propriété décrite ci-dessus.


Wheaton River Minerals Ltd. (Wheaton) (Ontario (Canada))
Northern Orion Explorations Ltd. (l'émetteur) (Colombie-Britannique (Canada))
100 %
100 %
Wheaton River Canada Pampas Ltd. (WRM Canco) (Canada)
50 %
50 %
Northern Orion Canada Pampas Ltd. (NNO Canco) (Canada)
100 %
Canada Pampas Ltd. (Can Acqco) (Canada)
100 %
100 %
Wheaton River Cayman Pampas Ltd. (WRM Cayco) (îles Caïmans)
Northern Orion Cayman Pampas Ltd. (NNO Cayco) (îles Caïmans)
Cayman Pampas Ltd. (Cayman Acqco) (îles Caïmans)
50 %
50 %
50 %
Wheaton River (Cayman Islands) Ltd. (Wheaton Cayman) (îles Caïmans)
50 %
Musto Explorations (Bermuda) Ltd. (MEB) (Bermudes)
50 %
Minera Alumbrera Limited (MAM) (Antigua)

Le prix d'achat; rachat par le vendeur

La contrepartie totale pour l'acquisition d'Alumbrera s'élevait à 180 millions de dollars américains, dont 71,5 millions de dollars américains ont été attribués aux droits relatifs au prêt devant être cédés

à Can Acqco. Rio Algom a convenu qu'une portion du prix d'achat à payer par Can Acqco et Cayman Acqco pour le compte de Wheaton et de l'émetteur pourrait être reportée (à hauteur de 30 millions de dollars américains dans le cas de l'émetteur), et devrait alors être attestée par un prêt de Rio Algom à NNO Canco. Le prêt payable par NNO Canco vient à échéance le 30 mai 2005, porte intérêt sur le capital jusqu'à concurrence de 25 millions de dollars américains au TIOL annuel sur trois mois majoré de 2 % et sur le capital impayé supérieur à 25 millions de dollars américains au TIOL annuel sur trois mois majoré de 5 % (10 % en cas de défaut), et est attesté par un billet en faveur de Rio Algom. À titre de sûreté pour le paiement de ces sommes reportées que doit payer NNO Canco, Rio Algom a grevé d'une sûreté : (i) la totalité des actions dans Can Acqco; (ii) la totalité des actions dans Cayman Acqco détenues par NNO Cayco et la dette que doit payer Cayman Acqco à NNO Cayco; et (iii) la totalité des actions dans NNO Canco et la totalité de la dette que doit payer NNO Cayco à NNO Canco. De plus : a) l'émetteur a garanti le prêt accordé à NNO Canco et est directement responsable envers Rio Algom du paiement de toute somme en défaut et de l'intérêt payable sur celle-ci au TIOL annuel sur trois mois majoré de 10 % à l'occasion (après et avant jugement) pour la période allant de l'échéance, inclusivement, à la date du règlement intégral de cette somme majorée de l'intérêt, exclusivement; et b) une garantie à recours limité a été donnée par NNO Cayco en faveur de Rio Algom aux termes de laquelle NNO Cayco garantit la dette de NNO Canco à Rio Algom. La garantie est appuyée d'un gage sur les actions et la dette dans Cayman Acqco. Si NNO Canco ne paie pas sa portion du prix d'achat reporté, Wheaton peut acheter la dette qui y est comprise, en contrepartie du paiement à Rio Algom du solde du prix d'achat reporté que doit payer NNO Canco.

Les participations dans Alumbrera

Le financement du projet lié à la mine Alumbrera comprend actuellement trois prêts privilégiés et quatre prêts subordonnés fournis par les actionnaires de MAA et les membres de leur groupe. Rio Algom a été partie à un contrat de sûretés communes (le *contrat de sûretés communes*) daté du 26 février 2003, entre MAA, la totalité de ses prêteurs et d'autres parties. Le contrat de sûretés communes prévoit un ensemble de sûretés communes pour le bénéfice proportionnel des prêteurs de premier rang, notamment un gage des actions des actionnaires et des membres de leur groupe dans MAA et des prêts subordonnés consentis à celle-ci, et l'octroi de droits de sûreté dans tous les actifs importants de la mine Alumbrera. De plus, le contrat de sûretés communes comprend les déclarations, garanties et engagements communs liés à la mine Alumbrera, les questions liées aux sûretés communes, notamment les arrangements entre créanciers, les conditions communes préalables aux versements initial et subséquents sur les prêts privilégiés ainsi que les cas de défaut et les recours communs. Rio Algom a également été partie au contrat de restrictions sur les transferts daté du 26 février 1997, entre MAA, ses actionnaires, divers prêteurs et d'autres parties (le *contrat de restrictions sur les transferts*). Le contrat de restrictions sur les transferts contient des restrictions initiales sur les transferts de dettes et droits de sûreté dans MAA. En règle générale, sauf permission expresse contraire, un transfert de participations ou de dette subordonnée nécessite le consentement des prêteurs représentant la majorité qualifiée (les prêteurs de premier rang représentant plus de 75 % du capital impayé de la dette de premier rang) et de la Export-Import Bank of the United States.

Aux termes du contrat d'achat, Rio Algom a vendu la totalité de sa participation directe et indirecte dans la mine Alumbrera à Wheaton et à l'émetteur, ce qui comprend notamment : (i) certains droits relatifs au prêt cédés dans le cadre de la dette que MAA doit actuellement à Rio Algom, notamment ses droits et obligations aux termes de certains documents de financement (dont le contrat de sûretés communes et le contrat de restrictions sur les transferts décrits ci-dessus); (ii) les actions du capital de MEB, y compris les droits et les obligations aux termes de la convention des actionnaires de MAA, qui étaient initialement les actions de sa filiale, Rio Algom Investment Inc.; et (iii) ses droits et obligations aux termes de certains autres contrats liés à sa participation dans MEB, notamment une convention des actionnaires régissant les affaires de MEB (dans l'ensemble, la *participation dans Alumbrera*).

Convention des actionnaires de MEB

Dans le cadre de l'acquisition d'Alumbrera, la convention des actionnaires de MEB a été modifiée, de sorte que les parties à cette convention sont NNO Canco, NNO Cayco, l'émetteur, WRM Canco, WRM Cayco, Wheaton Cayman, Wheaton, Wheaton River (Alumbrera) Ltd., Can Acqco, Cayman Acqco et MEB. La convention modifiée des actionnaires de MEB régit les droits et les obligations que l'émetteur et Wheaton auront, par l'intermédiaire de leurs filiales, à l'égard l'un de l'autre en leur qualité de propriétaires véritables de 25 % et de 75 %, respectivement, des actions émises et en circulation de MEB.

La convention modifiée des actionnaires de MEB comprend les dispositions suivantes :

1. *Restriction générale* - Sauf indication contraire dans la convention, les parties et les membres de leur groupe ne peuvent vendre, céder, transférer ou autrement négocier, directement ou indirectement, les titres de participation du capital des actionnaires ou les prêts que ces derniers leur ont accordés ou encore, les titres de participation de MAA.

2. *Droit de première offre* - Sauf pour certaines aliénations permises expressément dans la convention, et sous réserve du respect de certaines conditions prescrites, l'émetteur et les membres de son groupe (le *groupe de l'émetteur*) ainsi que Wheaton et les membres de son groupe (le *groupe de Wheaton*) disposent d'un droit de première offre si une ou des parties de l'autre groupe (le *groupe vendeur*) souhaite aliéner la totalité des titres de participation des sociétés d'acquisition, de MEB ou de MAA, ou des trois, et, le cas échéant, les prêts accordés par les actionnaires à ces dernières. Ce droit est exercé dans les 30 jours suivant la réception de l'offre faite par le groupe vendeur et seulement à l'égard de la participation intégrale qu'on prévoit aliéner. Malgré ce qui précède, si la participation à aliéner est constituée de titres de participation et de prêts accordés par les actionnaires actuellement détenus par le groupe de Wheaton (avant l'acquisition d'Alumbrera), cette participation est d'abord offerte à Can Acqco ou à Cayman Acqco, selon le cas, qui est réputée, aux fins de la convention, ne pas faire partie du groupe vendeur et à l'égard de laquelle l'émetteur a renoncé à tout conflit d'intérêts, envers les personnes désignées du conseil de Wheaton.

3. *Administrateurs de MEB* - Le conseil d'administration de MEB se composera de quatre administrateurs (ce nombre pouvant être augmenté dans certaines circonstances), et l'émetteur et Wheaton seront chacun autorisés à élire le pourcentage de membres du conseil de MEM qui est le plus près du pourcentage de participation directe et indirecte du groupe de l'émetteur ou du groupe de Wheaton, respectivement, dans les actions ordinaires en circulation de MEB, à la condition que (i) le groupe détenant la participation la plus importante soit à tout moment autorisé à élire au moins une majorité simple du conseil de MEB, et (ii) du moment qu'un groupe détient, directement et indirectement, plus de 20 % des actions ordinaires en circulation de MEB, il soit autorisé à élire au moins un administrateur au conseil de MEM.

4. *Administrateurs des sociétés d'acquisition* - Le conseil d'administration de Can Acqco et de Cayman Acqco (les *sociétés d'acquisition*) est constitué de quatre et de six administrateurs, respectivement (ce nombre pouvant être augmenté dans certaines circonstances), et l'émetteur et Wheaton sont chacun autorisés à élire le pourcentage de membres du conseil qui est le plus près du pourcentage de participation directe et indirecte du groupe de l'émetteur ou du groupe de Wheaton, respectivement, dans les actions ordinaires en circulation de la société d'acquisition. Les exigences en matière de quorum et autres dispositions pertinentes sont semblables à celles du paragraphe précédent, sauf que le président (nommé par Wheaton) a un vote prépondérant.

5. *Changements fondamentaux - MEB* - Certains changements fondamentaux liés aux activités et aux affaires de MEB nécessiteront le consentement unanime de ses administrateurs, à savoir (i) la vente de titres de participation de MAA ou de prêts accordés par les actionnaires à cette dernière ou encore les autres biens ou actifs importants de MEB; (ii) sauf de la façon prévue dans la convention, l'émission de titres de participation de MEB ou de prêts accordés par les actionnaires à cette dernière, sauf au groupe de l'émetteur et au groupe de Wheaton en fonction des actions ordinaires de MEB qu'ils détiennent directement ou indirectement et pour la même contrepartie; (iii) les financements par emprunt , sauf les prêts accordés par les actionnaires à MEB, de la façon prévue dans la convention; (iv) le rachat, le remboursement ou le retrait de titres de participation en circulation de MEB ou de prêts accordés par les actionnaires à cette dernière, ou encore la déclaration ou le versement de dividendes ou les distributions faites aux actionnaires de MEB, sauf de façon proportionnelle ou conformément à la politique sur les distributions convenue à l'occasion par l'émetteur et Wheaton.

6. *Changements fondamentaux - Sociétés d'acquisition* - Certains changements fondamentaux liés aux activités et aux affaires de chacune des sociétés d'acquisition nécessiteront le consentement unanime de leurs administrateurs, à savoir (i) l'exercice des activités ou le déroulement des affaires qui ne sont pas liés à la mine Alumbrera ou à leur participation directe ou indirecte dans MEB; (ii) la vente de titres de participation de MEB ou de prêts accordés par les actionnaires à cette dernière ou encore les autres biens ou actifs importants de MEB; (iii) la dissolution, liquidation ou réorganisation d'une des sociétés d'acquisition ou toute modification de ses statuts ou de ses règlements; (iv) la division, le regroupement ou la réorganisation des actions d'une des sociétés d'acquisition; (v) la conclusion d'une opération importante avec une personne liée; (vi) sauf de la façon prévue dans la convention, l'émission de titres de participation de la société d'acquisition ou les prêts accordés par les actionnaires à cette dernière sauf au groupe de l'émetteur et au groupe de Wheaton en fonction des actions ordinaires de la société d'acquisition qu'ils détiennent directement ou indirectement et pour la même contrepartie; (vii) les financements par emprunt, sauf les prêts accordés par les actionnaires à la société d'acquisition, de la façon prévue dans la convention; (viii) le rachat, le remboursement ou le retrait des titres de participation en circulation de la société d'acquisition ou des prêts accordés par les actionnaires à cette dernière, ou encore la déclaration ou le versement de dividendes ou les distributions faites à ses actionnaires sauf de façon proportionnelle ou conformément à la politique sur les distributions convenue à l'occasion par l'émetteur et Wheaton.

7. *Direction de MAA* - Conformément à l'article 2.01 de la convention des actionnaires de MAA, le conseil d'administration de MAA se compose de quatre membres dont deux sont nommés par MIM et deux autres par MEB. Le président (nommé par MIM) a un vote prépondérant. La convention des actionnaires de MAA prévoit également que certaines mesures fondamentales ne peuvent être prises qu'avec le consentement unanime des administrateurs de MAA. L'émetteur et Wheaton sont chacun autorisés à nommer un administrateur, à la condition que le droit de l'émetteur de nommer l'administrateur expire à la première des éventualités suivantes à survenir : (i) le groupe de Wheaton détient directement ou indirectement plus de 50 % des actions ordinaires en circulation d'une des sociétés d'acquisition; (ii) le groupe de Wheaton détient directement ou indirectement plus de 75 % des actions ordinaires en circulation de MEB; (iii) le groupe de l'émetteur cesse de détenir directement ou indirectement au moins 50 % des actions ordinaires en circulation du capital d'une des sociétés d'acquisition; (iv) le groupe de l'émetteur cesse de détenir directement ou indirectement au moins 25 % des actions ordinaires en circulation de MEB; et (v) l'émetteur viole son engagement visé dans la convention modifiée des actionnaires de MEB, selon lequel la personne désignée par l'émetteur pour faire partie du conseil de MAA vote selon les directives de Wheaton, agissant

raisonnablement, et après que Wheaton a fourni à l'émetteur une occasion raisonnable d'obtenir des conseils.

MINE ALUMBRERA

L'information de nature scientifique et technique relative au projet Alumbrera a été préparée sous la supervision de B. Terrence Hennessey, de P. Geo et de Harry Burgess, ing. de Micon International Limited (*Micon*) et est tirée d'un rapport intitulé *Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina* daté de mai 2003.

Description et emplacement des propriétés

La mine Alumbrera est constituée des cinq installations suivantes et de bureaux de soutien situés à Tucumán, à Catamarca City, à Rosario et à Buenos Aires :

- une mine à ciel ouvert, des installations de traitement et des bureaux administratifs centraux à Alumbrera, dans la province de Catamarca, ainsi qu'une canalisation du concentré en suspension de 316 kilomètres qui traverse les provinces de Catamarca et de Tucumán;
- une ligne d'énergie électrique de 220 kilovolts d'une longueur de 202 kilomètres, partant de la sous-station du projet située à El Bracho, dans la province de Tucumán;
- une station de filtration et des installations de chargement ferroviaires à Cruz del Norte, dans la province de Tucumán;
- un port, des installations de manutention et des ateliers d'entretien des trains à San Martìn, près de Rosario, dans la province de Santa Fé.

La mine à ciel ouvert est située sur une concession minière de 600 hectares à Alumbrera, près de Belen, dans le nord-ouest de l'Argentine, à 1 100 kilomètres au nord-ouest de Buenos Aires. Le bail minier octroyé à MAA englobe toutes les zones minéralisées du gisement. L'infrastructure jouxtant la mine et ses installations s'étendent sur une superficie supplémentaire de 5 200 hectares visés par un permis. La mine est située dans une vallée à l'ouest de la chaîne la plus orientale des Andes, à une altitude de 2 600 mètres au-dessus du niveau de la mer.

La mine Alumbrera traite le minerai au moyen de circuits classiques de concassage, de broyage, de flottation des sulfures et de concentration de l'or par gravité. Le concentré en suspension issu des installations de traitement est dirigé par pompage sur 316 kilomètres jusqu'à une station de filtration à Cruz del Norte. Le concentré issu de la station de filtration est expédié par la voie ferrée, sur 830 kilomètres, de Cruz del Norte, dans la province de Tucumán, à Puerto Alumbrera. Le port est situé à San Martìn, près de Rosario, dans la province de Santa Fé. Les installations d'exploitation et d'entretien portuaires sont situées sur une concession de 12 hectares qui comprend une cour de triage et environ 8 200 mètres de voie ferrée. Les installations portuaires comprennent un bâtiment de déchargement de wagons et un entrepôt d'une capacité de stockage de 50 000 tonnes.

Les zones minières d'intérêt dans le district de Farallón Negro, la région qui comprend Alumbrera, se trouvent à l'intérieur d'une réserve minérale nationale de 344 kilomètres carrés et appartiennent à Yacimientos Mineros de Agua de Dionisio (*YMAD*), société minière quasi-publique, qui les administre. La concession d'exploitation minière de 20 ans qui comprend la mine Alumbrera a été accordée à MAA par YMAD aux termes d'une convention (la *convention UTE*) conclue en avril 1994, en sa version modifiée en février 1997. La convention UTE définit les rapports entre les parties, y compris les obligations en matière de redevances, et exige que la propriété des installations et de l'infrastructure soit rétrocédée à YMAD à la fin de l'exploitation.

Redevances

MAA est tenue de verser une redevance de 3 % (la *redevance Boca Mina*) au gouvernement de la province de Catamarca. La redevance est calculée en fonction de la valeur des substances minérales à

la sortie de la mine après certaines déductions autorisées. MAA a commencé à verser la redevance Boca Mina en 1998. MAA a déclaré que son calcul de la redevance Boca Mina dans les flux de trésorerie prévus pour la durée de vie de la mine équivaut à une charge de 2 % à imputer à son produit, déduction faite des charges liées aux travaux de fonderie effectués à l'extérieur et au raffinage.

Aux termes de la convention UTE, MAA est également tenue de verser à YMAD une redevance correspondant à 20 % de son produit net après recouvrement du capital. Le versement de cette redevance commencera au cours de l'exercice suivant celui au cours duquel un produit net positif sera réalisé. À ce jour, aucun paiement n'a été effectué. Toutefois, aux termes d'une modification apportée à la convention UTE en 1997, MAA a versé une avance de 10 millions de dollars américains à l'égard de la redevance de 20 %. Un solde supplémentaire de deux millions de pesos a été versé au cours de l'exercice terminé le 30 juin 2003.

Accessibilité, climat, ressources locales, infrastructure et physiographie

Alumbrera est située à environ 1 100 kilomètres au nord-ouest de Buenos Aires et à six heures de l'aéroport de San Miguel de Tucumán si l'on emprunte les routes revêtues et les routes de terre qui y mènent. Situé dans le district de Hualfin, dans le département de Belen, de la province de Catamarca, le gisement se trouve à 95 kilomètres au nord-est de la ville de Belen et à environ 50 kilomètres de route au nord-ouest d'Andalagá. L'endroit est desservi par un service aérien et par des routes praticables toute l'année. MAA dispose de vols réguliers en partance et à destination de Tucumán et de la mine et d'un transport par autocar en partance et à destination de Catamarca et de Tucumán. En moyenne, plus de 2 000 personnes sont transportées par la route et plus de 1 200 par les services aériens en partance ou à destination de la mine à tous les mois. Un service interne de transport par autobus fonctionne suivant un horaire continu et transporte le personnel entre les lieux de travail, d'hébergement et de loisirs situés sur le site de la mine.

Le climat, aride ou semi-aride, se caractérise par une topographie et une végétation comparables à celles du désert d'Arizona-Sonora. La mine Alumbrera est située près de la frontière entre les provinces physiographiques Sierras Pampeanas et Puna et la région est peu peuplée. La température moyenne est de 17 à 18 degrés Celsius et les températures minimales et maximales moyennes varient de 8 et 10 degrés Celsius à 22 et 27 degrés Celsius. La température peut atteindre -10 degrés Celsius l'hiver et 40 degrés Celsius l'été. Les précipitations moyennes sont de 160 millimètres, sous forme de pluies qui tombent surtout de décembre à mars. De petites averses de neige peuvent survenir en juillet.

L'infrastructure de la mine comprend des bureaux, un entrepôt, un laboratoire, un centre médical, un camp permanent et des ateliers. Les installations du site comprennent deux camps d'hébergement, une cantine, un établissement médical et des installations de loisirs intérieures et extérieures. La mine s'alimente en eau principalement à partir d'un champ de forage, Campo Arenal, à partir duquel l'eau est distribuée à la mine par une canalisation de 30 kilomètres. La mine dispose d'un réservoir d'eau de 1,7 million de mètres cubes. Une ligne de 220 kilovolts d'une longueur de 202 kilomètres alimente la mine en électricité à partir d'une sous-station à El Bracho, dans la province de Tucumán. La ligne d'énergie électrique, dotée de 530 pylônes de transmission, a été construite pour qu'on puisse se brancher au réseau électrique national.

Sur le plan topographique (avant le début de l'exploitation), le gisement de la mine Alumbrera était une dépression ellipsoïdale en forme de cuvette de 1 900 mètres sur 1 200 mètres orientée du nord-est au sud-ouest, entourée de crêtes formées principalement de brèches andésitiques de roches volcaniques de Farallón Negro. Le fond de la cuvette s'étend sur une superficie de 2,5 kilomètres carrés. Il se caractérise par des roches jaunâtres et rougeâtres altérées qui forment la croûte superficielle oxydée et vieillie de zones transformées par hydrothermalisme et minéralisées qui ont été facilement altérées au cours d'un passé géologique récent, ce qui a formé la cuvette.

Historique

La région d'Alumbrera est connue pour ses filons de cuivre et ses gisements d'or et d'alun depuis au moins le XIXe siècle. Une activité minière réduite s'est déroulée à la fin du XIXe siècle et au début du XXe siècle dans la partie sud des limites de la région actuelle de la mine. En 1950, le gouvernement a prélevé des échantillons des filons de Alto la Alumbrera pour en vérifier les teneurs en cuivre et en or. En 1961, la carte sur laquelle *Bajo de la Alumbrera* est citée pour la première fois a été publiée. En 1963, un levé cartographique et géochimique a permis de définir un gisement de cuivre disséminé et dispersé. En 1969, YMAD a mené une campagne de prospection géologique et géochimique poussée et a réalisé quatre forages qui ont atteint au total 226 mètres de profondeur.

De 1973 à 1976, YMAD a demandé au gouvernement national d'effectuer des études plus exhaustives. Le gouvernement, par l'intermédiaire du plan NOA MINERO (Argentine Northwest Mining) du service national des mines et de géologie, a fait un levé géophysique (polarisation induite et magnétisme) et a entamé une campagne de forage. Les forages ont été échelonnés sur plusieurs années : 5 000 mètres en 1974 et 1975 et 1 000 mètres en 1976. YMAD a cartographié et évalué les ressources à partir des trous de forage disponibles. De 1975 à 1982, les Nations Unies ont supervisé la campagne d'exploration en cours. De 1968 à 1981, YMAD et un fabricant de matériel militaire ont poursuivi les forages de façon intermittente pour un total de 18 970 mètres et de 71 trous de forage.

De 1985 à 1988, YMAD a étudié l'exploitation à ciel ouvert et la lixiviation en tas du minerai de la zone oxydée centrale riche en or. Des forages supplémentaires atteignant au total 1 283 mètres, d'une moyenne de 50 mètres par forage, ont été pratiqués. Des études de faisabilité ont été effectuées en 1986 et en 1988.

De 1992 à 1993, une autre étude de faisabilité a été effectuée. L'exploration de la géologie comprenait des levés géotechniques, un programme de reprise de la diagraphie des carottes et une campagne de sondage au diamant, des évaluations minéralogiques et une réinterprétation complète de la géologie du gisement. Un modèle de blocs des teneurs en métaux et de la géologie du gisement a été élaboré.

En octobre 1994, MAA a mené une campagne de forage au diamant de 20 trous, pour un total de 8 000 mètres. Les forages ont été concentrés sur le flanc sud du corps minéralisé et dans la région devant être exploitée au cours des cinq premières années de l'exploitation à ciel ouvert. En 1995, MAA a entamé des activités d'exploitation minière dans la région de la mine. En août 1997, la mise en service du projet a débuté par le traitement du premier minerai extrait de la mine. En décembre 1999, la mine est passée au stade de la production et des essais de rendement ont été réalisés selon les conditions fixées pour le financement du projet.

En 1990, MEB a négocié avec YMAD une participation dans le projet, qui a fait de MAA l'entité chargée d'exploiter le gisement en 1993. MIM a acquis une participation de 50 % dans MAA en 1994. MEB, avec sa participation restante de 50 % dans MAA, a par la suite été acquise par Rio Algom et North Ltd. en 1995. Rio Tinto plc (*RTP*) s'est portée acquéreur de North Ltd. en août 2000. Billiton a acquis Rio Algom Ltd. en octobre 2000. BHP et Billiton ont fusionné en 2001 pour créer BHP Billiton. Wheaton s'est portée acquéreur de la participation de 25 % de RTP en mars 2003.

CADRE GÉOLOGIQUE

Géologie régionale

La mine Alumbrera s'est déposée dans la coulée de lave et dans le complexe bréchique Farallón Negro-Capillitas à la fin du Miocène, dans la Sierra de Capillitas. Ce volcanisme calco-alcalin à forte teneur en potassium, à shoshonites ou à banakites, constitue l'expression la plus orientale du volcanisme lié à la subduction qui semble s'être produite dans les zones à failles tabulaires sur le socle cristallin paléozoïque, le long de la Cordillère des Andes, à la fin du Miocène. Le complexe Farallón Negro se trouve près de la limite de segments presque plats et plongeant de 30 degrés vers l'est de la Nazca Plate en subduction, une discordance mise en évidence par la limite est-ouest entre

les provinces Puna et Sierras Pampeanas, par un rejeton latéral droit de 50 kilomètres dans la crête des Andes et par une orientation d'est en ouest de volcans du Néogène de la chaîne Ojos de Salado, à l'ouest d'Alumbrera et du centre Farallón Negro.

Alumbrera et son stratovolcan hôte se trouvent entre deux linéaments orientés vers le nord-est, Hualfin et Aconquija, qui pourraient présenter des traces de volcanisme et de minéralisation localisés dans leurs fractures d'extension. Le volcanisme est régi par des roches tectoniques sénestres de transtension, le long d'un important linéament orienté vers le nord-ouest. Le complexe volcanique et intrusif Farallón Negro est un stratovolcan qui a mesuré jusqu'à 6 kilomètres de hauteur et environ 16 kilomètres de diamètre et qui était formé d'andésites à pyroxène à tendance mafique qui se sont transformées en andésites et en dacites contenant plutôt du hornblende et de la biotite. Le volcanisme a été suivi par le dépôt des porphyres à dacite liés à la minéralisation. L'emplacement des porphyres à dacite coïncide avec les centres éruptifs de l'ancien stratovolcan à andésite-dacite, dont ils ont pénétré les racines.

Géologie du gisement

Les porphyres à dacite alcalins d'Alumbrera ont pénétré, il y a environ 8 millions d'années, les racines du volcan Farallón Negro. La circulation hydrothermale à grande échelle provoquée par l'intrusion a entraîné une altération et une minéralisation des porphyres et des roches hôtes volcaniques. Une érosion ultérieure a découvert la partie supérieure du volcan ainsi que son réseau porphyrique à un niveau qui se prête à l'extraction. Les roches exposées à la surface étaient à l'origine situées à une profondeur d'environ 2,8 kilomètres, sous une pression géostatique de 0,6 à 0,8 kilobar.

Les roches hôtes de Farallón Negro sont des coulées autobréchifiées à environ 90 %, dans une séquence litée épaisse d'andésite potassique faiblement à fortement porphyrique, peu à fortement détritique. Les coulées lithiques et non porphyriques forment les 10 % restants.

Les principales roches minéralisées d'Alumbrera sont constituées d'une série d'intrusions porphyriques. Au total, on a localisé sept intrusions porphyriques distinctes, qui forment des stocks (unités les plus anciennes) et des corps comparables à des filons rocheux intrusifs (unités les plus récentes) qui se rendent jusqu'à la limite extrême du gisement, certains filons rocheux intrusifs formant une structure radiale autour des stocks centraux. On peut distinguer les unités à porphyre par leur teneur en phénocristaux, mais ils sont surtout classés en fonction de leurs relations intrusives transversales. Sur le plan géochimique, les dacites sont typiques des roches ignées potassiques liées à la subduction (shoshonites) provenant de dispositions en arc continentales évoluées.

Exploration

Les droits miniers de la mine Alumbrera détenus par MAA sont limités à un rectangle de 2 000 mètres sur 3 000 mètres (600 hectares) à peu près centré sur la mine à ciel ouvert. Cette région, désignée comme la région du contrat, dépasse légèrement les dimensions limites de la bordure de la carrière. Aucune exploration n'est menée par MAA à l'extérieur de la région du contrat.

La minéralisation connue dans la carrière a été entièrement délimitée vers le nord-ouest et le sud-est. Cependant, vers le nord-est, dans la direction du concasseur, et vers le sud-ouest, la minéralisation est coupée par des failles parallèles à l'orientation dominante du faillage. Il se peut qu'il reste à découvrir une petite minéralisation dans ces régions s'il est établi qu'elles se trouvent affaissées par le jeu des failles.

Depuis 1999, les travaux d'exploration dans la région du contrat de MAA ont été réduits. En 2002, on a fait un levé géophysique peu important par polarisation induite en vue de trouver des sulfures disséminés dans ces régions. Les résultats n'étaient pas disponibles au moment de la visite de Micon, mais il est à prévoir que certains sondages au diamant seront nécessaires pour vérifier ce potentiel. On ne prévoit pas ici de découvertes importantes pouvant avoir une incidence significative sur le projet.

Étant donné que la région visée par les droits miniers du projet est très limitée et qu'elle est dominée par la mine à ciel ouvert, on ne prévoit pas y faire d'autres travaux d'exploration. Toute exploration par MAA à l'extérieur de la région du contrat nécessiterait la conclusion d'une nouvelle convention avec YMAD.

Minéralisation

La minéralogie du minerai primaire (non altéré) est constituée de chalcopyrite (± bornite), d'or natif et de pyrite. L'or se trouve surtout dans la chalcopyrite. Les teneurs en or concordent étroitement avec les teneurs en cuivre dans la minéralisation originelle et les ratios sont très constants dans l'ensemble du gisement.

Les teneurs en or concordent avec la lithologie. Les teneurs cupro-aurifères les plus élevées sont associées à une intense altération potassique (quartz-magnétite) de deux intrusions porphyriques minéralisées parmi les plus anciennes et se trouvent dans des andésites altérées adjacentes à biotite ou à feldspath potassique. Les porphyres plus récents sont moins minéralisés ou stériles. La majeure partie du cuivre est primitif et se trouve sous forme de chalcopyrite dans des grains disséminés et des filonnets. La présence de cuivre et d'or a été confirmée par la présence d'or en association avec de la pyrite-chalcopyrite-magnétite ancienne, sous forme de grains d'or libre d'une granulométrie de 10 à 50 micromètres.

La présence d'or dans la chalcopyrite, avec de la magnétite et de la pyrite, indique que l'or a probablement été transporté par les mêmes liquides que les autres métaux et que ce liquide est oxydé. L'oxydation près de la surface et l'enrichissement supergène semblent limités à la mine Alumbrera. Par conséquent, la minéralisation sulfurée économiquement exploitable remonte presque jusqu'à la surface.

La partie supérieure du corps minéralisé a été altérée et se divise en deux zones distinctes, soit une zone supérieure mince et lessivée et une zone inférieure enrichie en sulfures. La zone lessivée contient des minéraux de cuivre oxydés et carbonatés, y compris des espèces solubles. Les teneurs en or semblent peu modifiées par le lessivage. La zone enrichie en sulfures est complexe et renferme, en différentes proportions, de la chalcocite, de la covellite, du cuivre natif et de la chalcopyrite. L'intensité de la chalcocite diminue en profondeur et est inexistante dans le minerai non altéré (primitif). Le lessivage et l'oxydation près de la surface ne dépassent généralement pas 30 mètres de profondeur. Au-delà, l'oxydation, rare et irrégulière, est attribuée à une perméabilité accrue causée par une fracturation et un faillage locaux. La zone sous-jacente correspondante d'enrichissement supergène est irrégulière dans son développement, se trouvant à des profondeurs atteignant 150 mètres à certains endroits et étant à peine reconnaissable ailleurs.

Forage

La mine Alumbrera a fait l'objet de travaux exécutés par au moins quatre sociétés et de nombreuses campagnes de forage depuis que YMAD a lancé les travaux en 1969. Des forages à circulation inverse et des forages au diamant ont été pratiqués, mais la base de données est surtout composée de données sur des carottes de sondage au diamant. Les campagnes de sondage au diamant ont été menées au moyen de carottes de tailles NQ et HQ (carottes d'un diamètre de 47,6 millimètres et de 63,5 millimètres, respectivement).

On a pratiqué 270 forages sur une grille fictive de 50 mètres sur 50 mètres à l'échelle du gisement. Cependant, du fait de la longueur limitée de certains trous, cette densité diminue quelque peu dans les endroits les plus profonds de la carrière. Les trous ont tous été forés sur des sections orientées N75°/N255°, à des pendages allant de la verticale à -60°. On a choisi cette orientation de manière à suivre le mieux possible les failles en fonction de l'orientation de la faille dominante, bon nombre d'entre elles ayant été soumises à un important déplacement après la minéralisation ou régissant l'intrusion du porphyre hôte et des liquides minéralisés.

Après la campagne de forage de délimitation de la ressource de 1998-1999, il est apparu clairement qu'il fallait effectuer d'autres forages pour accroître la densité des données aux cotes plus profondes de la mine. Ces forages étaient nécessaires afin que l'on puisse améliorer les facteurs de contrôle géologique du modèle et faire passer certaines ressources indiquées à la catégorie de ressources mesurées selon les modèles utilisés pour effectuer une estimation des ressources minérales et des variances du krygeage constatées lors de l'interpolation des teneurs. Il a été décidé de forer 14 autres trous pour définir les endroits présentant un faible degré de confiance. Ces forages ont été faits récemment mais ne sont pas inclus dans l'estimation des réserves de juin 2002. Il n'existe pas de raison connue de poursuivre le forage de la ressource existante. De petits travaux de forage de reconnaissance sont encore nécessaires près des limites de la carrière.

Échantillonnage et analyse

Des échantillons de reconnaissance sont sciés (carottes) ou divisés (circulation inverse) et envoyés chez ALS Chemex (*ALS*) à Mendoza en vue de leur préparation complémentaire et de leur analyse, après quoi les résultats des analyses sont communiqués par ALS.

Les échantillons de reconnaissance ont fait l'objet d'un dosage de l'or à l'aide d'une pyroanalyse sur 50 grammes avec, pour finir, une analyse spectrométrique par absorption atomique après digestion de la perle par de l'acide nitrique et de l'eau régale. Cette méthode comporte une limite de détection de 0,01 partie par million et convient aux faibles teneurs en or observées à Alumbrera. Les échantillons ont fait l'objet d'un dosage du cuivre et de l'argent au moyen d'une digestion à l'acide mélangé avec de l'eau régale et d'une détermination des éléments par spectrométrie d'absorption atomique par la flamme. La limite de détection du cuivre et de l'argent par cette méthode est de 100 parties par million et de 1,0 partie par million, respectivement. Les teneurs en argent n'ont pas été contrôlées par des méthodes de pyroanalyse étant donné qu'elles ne figurent pas dans les réserves de minerai et qu'elles représentent une partie peu importante de la valeur des minéraux extraits.

Des analyses des éléments mineurs ont été faites régulièrement sur environ 10 % des échantillons afin de déterminer les teneurs en éléments d'intérêt du fond géochimique dans le minerai et autour de la roche stérile du corps minéralisé. Ces analyses visaient à déterminer les quantités limites de métaux potentiellement toxiques susceptibles d'être rejetés dans l'environnement. On a prélevé de façon aléatoire des échantillons pour doser l'antimoine, l'arsenic, le bismuth, le cadmium, le plomb, le mercure, le molybdène, le sélénium, le tellurium et le zinc. D'autres échantillonnages ont été faits dans des régions reconnues comme comportant des filons contenant du plomb et du zinc.

On a aussi fait l'analyse de soufre et des sulfates afin d'évaluer la quantité de pyrite dans le gisement de manière à pouvoir mieux prédire le risque d'eau d'exhaure acide ainsi que les charges des cuves de dégrossissage-nettoyage dans le concentrateur quand on traite certains types de minerai. Le dosage du soufre s'est fait par détection infrarouge Leco d'anhydride de souffre à partir de la combustion de sulfures.

Carottes de sondage

Au cours de la diagraphie, le géologue de MAA choisit les parties de chaque trou à échantillonner en se fondant principalement sur la minéralisation. À l'aide d'une inspection visuelle, on évalue l'emplacement de la teneur limite en cuivre de 0,15 % et on commence l'échantillonnage environ 50 mètres avant cette position. Les échantillons ont été prélevés à trois mètres d'intervalle sans qu'on tienne compte des contacts lithologiques et de la variation géologique dans la carotte. Une fois sélectionnée, la carotte à échantillonner a été tranchée en deux à la scie au diamant et la moitié de la carotte a été conservée pour qu'on puisse s'y reporter ultérieurement. Tous les travaux d'échantillonnage et de stockage des carottes ont eu lieu à l'installation de diagraphie des carottes.

Échantillons prélevés par circulation inverse

Les échantillons des forages par circulation inverse ont été recueillis sur place, là où se trouvait l'appareil de forage, à trois mètres d'intervalle après avoir été divisés dans la proportion de 3 pour 1 par l'échantillonneur. Le plus petit échantillon a été expédié pour être analysé et la fraction la plus importante conservée sur place pour la durée de la campagne de forage, afin que l'on puisse fournir d'autres échantillons pour les analyses de contrôle ou les essais de flottation à réaliser à petite échelle. La fraction la plus importante a été éliminée à la fin de chaque campagne.

Échantillonnage des trous de mine

MAA échantillonne tous les trous de mine de la mine à ciel ouvert, sauf lorsque le contremaître géologue juge inutile de le faire, par exemple, dans le cas de trous en double ou de trous trop rapprochés. On prélève un échantillon par trou du cône de déblais entourant la masse-tige. Pour prélever l'échantillon, on trace deux rainures opposées dans le cône sur toute sa profondeur, jusqu'à la base. On prélève un échantillon de 15 à 20 kilogrammes d'un côté de chaque rainure. Les échantillons sont séparés dans un diviseur Gilson et expédiés au laboratoire de la mine. À tous les cinq échantillons prélevés de certaines zones de la carrière Alumbrera, un deuxième échantillon séparé est tiré du diviseur Gilson et expédié à ALS pour qu'une analyse de contrôle soit effectuée.

Qualité des échantillons

Le programme mis en œuvre pour contrôler la qualité de la base des données sur les analyses comporte les mesures suivantes :

- l'utilisation de normes internes par le laboratoire;
- l'utilisation d'échantillons types intégrés par MAA pour chaque lot d'échantillons;
- la reprise régulière de l'analyse des pulpes par le laboratoire;
- la reprise de l'analyse des pulpes à la demande de MAA;
- l'analyse de contrôle de pulpes choisies de façon aléatoire par un deuxième laboratoire;
- le rééchantillonnage d'un quart de carotte, à certains intervalles d'échantillonnage, mélangé à chaque lot.

Des protocoles de validation des données sont intégrés au système de saisie des données employé par MAA pour éviter des erreurs de validation de la profondeur des trous, de chevauchement des intervalles des opérations de diagraphie et d'échantillonnage ou de désignation des trous.

Sécurité des échantillons

L'installation de diagraphie et d'entreposage des carottes de MAA est située dans le groupe de bâtiments comprenant le bâtiment administratif et l'entrepôt jouxtant le concentrateur. Ces installations sont situées à environ un kilomètre derrière la guérite de sécurité de la mine, qui est gardée 24 heures sur 24, 365 jours par an. On évite ainsi l'entrée de personnes qui ne font pas partie du personnel de MAA. Les échantillons de reconnaissance sont expédiés de cet endroit par des camions de livraison de la mine à horaire fixe qui livrent des fournitures générales.

Réserves de minerai et ressources minérales

La totalité des données relatives aux réserves de minerai et aux ressources minérales présentées dans les présentes à l'égard de la mine Alumbrera sont évaluées selon la version actuelle (1999) du code australien sur le rapport des ressources minérales et des réserves de minerai (le *code JORC*), les normes australiennes ainsi que les normes RTP établies à l'échelle internationale. Les définitions qui suivent sont tirées du code JORC et sont différentes de celles semblables adoptées par l'Institut canadien des mines et de la métallurgie (*ICM*) à titre de normes relatives aux définitions des

ressources minérales et des réserves, lesquelles définitions figurent dans le présent prospectus à la rubrique « Glossaire de termes miniers ».

Le terme *ressource minérale* désigne la concentration ou la venue d'une matière qui présente un intérêt économique intrinsèque, qui se trouve dans la croûte terrestre ou sur celle-ci et dont la forme et la quantité sont telles qu'elle présente des perspectives raisonnables d'extraction rentable. L'emplacement, la quantité, la teneur, les caractéristiques géologiques et la continuité de la ressource minérale sont connus, estimés ou interprétés à partir de preuves et de connaissances géologiques spécifiques. Les ressources minérales sont subdivisées, en ordre croissant de niveau de confiance géologique, en ressources présumées, indiquées et mesurées.

Le terme *ressource minérale présumée* désigne la partie de la ressource minérale dont on peut estimer avec peu de confiance la quantité, la teneur et le contenu minéral sur la base de preuves géologiques et de la continuité, présumée mais non vérifiée, de la géologie et des teneurs. L'estimation est fondée sur des renseignements recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages pouvant être limités ou de qualité et de fiabilité incertaines.

Le terme *ressource minérale indiquée* désigne la partie de la ressource minérale dont on peut estimer la quantité, la densité, la forme, les caractéristiques physiques, la teneur et le contenu minéral avec un niveau de confiance raisonnable. L'estimation est fondée sur des renseignements relatifs à l'exploration, aux échantillonnages et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages qui sont trop éloignés les uns des autres ou trop mal espacés pour confirmer la continuité de la géologie et des teneurs, mais qui sont suffisamment rapprochés pour que l'on puisse présumer de la continuité.

Le terme *ressource minérale mesurée* désigne la partie de la ressource minérale dont on peut estimer la quantité, la densité, la forme, les caractéristiques physiques, la teneur et le contenu minéral avec beaucoup de confiance. L'estimation est fondée sur des renseignements détaillés et fiables relatifs à l'exploration, aux échantillonnages et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages qui sont assez près les uns des autres pour confirmer la continuité de la géologie ou des teneurs, ou des deux.

Le terme *réserve de minerai* désigne la partie économiquement exploitable des ressources minérales mesurées ou indiquées. Le terme comprend les matériaux de dilution et les déductions pour pertes susceptibles de survenir quand la matière est extraite. Des évaluations appropriées, qui peuvent comprendre des études de faisabilité, ont été effectuées; elles tiennent compte des facteurs d'exploitation et de commercialisation et des facteurs métallurgiques, économiques, juridiques, environnementaux, sociaux et gouvernementaux dont on peut présumer de façon réaliste, ainsi que des modifications apportées aux évaluations par ces facteurs. Ces évaluations démontrent qu'au moment du rapport, l'extraction pouvait être raisonnablement justifiée. Les réserves de minerai sont subdivisées par ordre croissant de confiance en réserves probables et en réserves prouvées.

Le terme *réserve de minerai probable* désigne la partie économiquement exploitable d'une ressource minérale indiquée et, dans certains cas, d'une ressource minérale mesurée. Le terme comprend les matériaux de dilution et les déductions pour pertes susceptibles de survenir quand la matière est extraite. Des évaluations appropriées, pouvant comprendre des études de faisabilité, ont été effectuées; elles tiennent compte des facteurs d'exploitation et de commercialisation et des facteurs métallurgiques, économiques, juridiques, environnementaux, sociaux et gouvernementaux dont on peut présumer de façon réaliste, ainsi que des modifications apportées aux évaluations par ces facteurs. Ces évaluations démontrent qu'au moment du rapport, l'extraction pouvait être raisonnablement justifiée.

Le terme *réserve de minerai prouvée* désigne la partie économiquement exploitable d'une ressource minérale mesurée. Le terme comprend les matériaux de dilution et les déductions pour pertes susceptibles de survenir lors de l'extraction. Des évaluations appropriées, pouvant comprendre des études de faisabilité, ont été effectuées; elles tiennent compte des facteurs d'exploitation et de commercialisation et des facteurs métallurgiques, économiques, juridiques, environnementaux, sociaux et gouvernementaux dont on peut présumer de façon réaliste, ainsi que des modifications apportées aux évaluations par ces facteurs. Ces évaluations démontrent qu'au moment du rapport, l'extraction pouvait être raisonnablement justifiée.

Le tableau ci-dessous présente les réserves de minerai de la mine Alumbrera au 31 décembre 2002 :

Réserves de minerai d'Alumbrera au 31 décembre 2002[1]

Matériau	Catégorie	T (M)	Au (g/t)	Cu (%)	Contenu en Au (Moz)	Contenu en Cu (Mt)
Sur place	Prouvées	234	0,68	0,58	5,08	1,360
	Probables	23	0,49	0,47	0,36	0,108
	Total	257	0,65	0,57	5,44	1,468
Piles de minerai	Prouvées	111	0,41	0,36	1,46	0,400
	Probables	0	0	0	0	0
	Total	111	0,41	0,36	1,46	0,400
Total	Prouvées	345	0,59	0,51	6,54	1,760
	Probables	23	0,49	0,47	0,36	0,108
	Total	368	0,58	0,51	6,90	1,868

(1) Les réserves de minerai pour la mine Alumbrera présentées dans le tableau ci-dessus ont été préparées par MAA. Les réserves de minerai sont classées en réserves prouvées et probables suivant le code JORC.

Il n'y a actuellement aucune ressource minérale à déclarer pour la mine Alumbrera.

TRAITEMENT DES MINÉRAUX ET ESSAIS MÉTALLURGIQUES

La minéralogie économique du minerai primitif non altéré est constituée de chalcopyrite, d'or natif et de pyrite ayant une relation texturale simple. La chalcopyrite est présente dans des grains disséminés et des filonnets; il y a concordance entre les teneurs en cuivre et en or, l'or se présentant sous la forme de grains libres ou, plus souvent, sous forme d'inclusions dans la chalcopyrite. Comme il s'agit d'un gisement cupro-aurifère à porphyres classique, on s'attend à ce que le minerai réagisse à un procédé classique de flottation des sulfures pour extraire le concentré de cuivre qui contient l'or.

Comme le projet en est à sa cinquième année complète de production, un vaste éventail d'essais métallurgiques et d'expériences pratiques sont disponibles et prévus, dont des études de faisabilité initiales, des essais à l'échelle pilote et des études de procédés en laboratoire, l'optimisation de procédés en laboratoire et à l'échelle de l'usine après la mise en service, des essais de laboratoire et des études de simulation après la mise en service visant à appuyer la planification et le développement stratégiques.

Les essais métallurgiques de l'étude de faisabilité ont confirmé la susceptibilité du corps minéralisé au traitement classique du porphyre cuprifère. Bien que le programme n'ait peut-être pas été aussi systématique dans la détermination de la réaction métallurgique du corps minéralisé que dans le cas d'autres projets comparables, Micon estime que les essais ont bien tenu compte des problèmes prévus et ont permis d'établir des critères convenant à la conception des procédés. L'expérience pratique a généralement confirmé la justesse de ces critères jusqu'à présent.

MAA a décidé, en 2001, d'installer une troisième ligne de broyage et un circuit de concassage des galets afin de maintenir comme prévu la production de concentré à plus faible teneur en minerai sur la durée de vie de la mine. Selon l'expérience pratique acquise jusqu'à présent, MAA n'a pas accru la capacité du circuit de flottation ni celle d'autres secteurs.

Avec les essais de l'étude de faisabilité, les résultats d'exploitation obtenus après la mise en service et l'optimisation des procédés, il semble qu'un programme approprié et complet d'essais et d'études ait été réalisé pour soutenir l'expansion récente et le plan de la mine sur sa durée prévue.

EXTRACTION ET CONCENTRATION

Des techniques courantes d'extraction par camions et pelles sont employées à la mine à ciel ouvert, des pelles de 42 mètres cubes et des camions de transport de 220 tonnes servant à déplacer le minerai et les résidus miniers. L'exploitation de la mine se fait par gradins de 17 mètres, au moyen d'un contre-perçage de 2 mètres, qui conviennent à la dimension du matériel nécessaire pour atteindre le taux de production prévu.

Les réserves minérales actuelles ont un faible ratio déchets-minerai, soit de 1,8 pour 1. L'exploitation de la mine se fait à une teneur limite élevée qui, sur la durée de vie de la mine, baisse pour passer à la teneur limite économique. Cette pratique exige l'empilement d'une certaine partie du minerai pour qu'elle soit traitée ultérieurement. La teneur moyenne des réserves est de 0,51 % de cuivre et de 0,58 gramme d'or par tonne.

Au cours de l'exercice 2002, le taux d'extraction a légèrement dépassé 300 000 tonnes par jour, pour un total d'environ 112 millions de tonnes de matériaux extraits, soit approximativement 39 millions de tonnes de minerai et 73 millions de tonnes de résidus. L'extraction de matériaux devrait augmenter pour passer en moyenne à 355 000 tonnes par jour, ce qui représente environ 130 millions de tonnes par an, pour les exercices 2004 à 2007. Après 2007, le décapage de résidus diminuera considérablement.

MAA emploie environ 800 employés permanents et 400 entrepreneurs, dont environ 500 employés et 200 entrepreneurs qui travaillent au service d'exploitation minière. L'Argentine est un pays au taux de syndicalisation élevé, où se trouvent des syndicats sectoriels et qui compte des conventions collectives très normatives. MAA a collaboré étroitement avec les représentants du syndicat et du ministère du Travail de l'Argentine pour négocier une première convention collective avec un seul syndicat. Cette convention a été renégociée la deuxième année, ce qui a mené à la conclusion d'une convention collective de quatre ans novatrice et souple, qui a été renouvelée en 2003 pour une autre période de quatre ans.

L'usine initiale utilise un circuit classique de flottation du cuivre porphyrique, muni de matériel éprouvé à grande échelle. L'usine fabrique deux produits, un concentré par flottation du cuivre contenant la majeure partie de l'or et des lingots d'or argentifère à partir d'une extraction gravitaire d'or libre à gros grains. La capacité initiale de traitement du projet était de 80 000 tonnes par jour et comptait un taux d'utilisation de 94 %, ce qui équivaut à 29,2 millions de tonnes par an. Des dispositions ont été prises pour porter cette quantité à 100 000 tonnes par jour au moyen de l'ajout d'une troisième ligne de broyage, afin de maintenir la production de métaux malgré la diminution de la teneur du minerai.

MAA a porté la capacité de l'usine initiale à environ 100 000 tonnes par jour au moyen de l'ajout du troisième circuit de broyage, tout en utilisant un matériel plus petit que celui qui était déjà installé. L'agrandissement a aussi comporté un circuit de broyage à galets pour traiter le matériau de taille critique provenant des broyeurs semi-autogènes, dont environ 1 à 1,5 million de tonnes, à 0,4 % de cuivre, avait déjà été accumulé. Le taux d'utilisation prévu pour 2003 est fixé à 93 % et passera à 94 % en 2007.

MAA prévoit que les broyeurs à boulets limiteront le débit après l'expansion du circuit, notamment dans le cas du minerai plus mou. Bien que le circuit de flottation-nettoyage représente une contrainte à l'alimentation en métaux, ce ne sera pas un problème, sauf dans le cas du minerai le plus mou à forte teneur, étant donné que le minerai à faible teneur compensera le débit accru. MAA n'a pas repéré d'autres secteurs qui exigent d'être agrandis, bien qu'elle reconnaisse la nécessité d'accroître le taux d'utilisation de la plupart des secteurs.

Le minerai extrait est broyé dans un concasseur giratoire de 1 540 millimètres sur 2 770 millimètres. Le minerai concassé est acheminé par convoyeur sur 1,7 kilomètre vers une aire de stockage d'une capacité utile de 80 000 tonnes. Le minerai est prélevé du stock par des distributeurs à palettes métalliques pour être acheminé sur des convoyeurs alimentant trois circuits de broyage parallèles. Les deux lignes de broyage d'origine sont constituées chacune d'un broyeur semi-autogène de 11 mètres de diamètre et de 5,14 mètres de longueur et de deux broyeurs à boulets de 6,1 mètres de diamètre et de 9,34 mètres de longueur fonctionnant dans un circuit fermé pourvu d'hydrocyclones. La troisième ligne de broyage, mise en service en août 2002, comprend un broyeur semi-autogène de 8,53 mètres de diamètre et de 4,27 mètres de longueur et un broyeur à boulets de 5,03 mètres de diamètre et de 8,84 mètres de longueur, les deux étant des appareils d'occasion réusinés. La pratique courante a été de retirer et d'empiler les galets d'une granulométrie inférieure à 35 millimètres de la chambre de décharge du broyeur semi-autogène quand on traitait du minerai dur à un débit moindre. En août 2002, on a mis en service un circuit de concassage des galets empilés et des galets nouvellement générés, selon les besoins. Les galets sont acheminés par un réservoir intermédiaire dans un concasseur fonctionnant en circuit ouvert et les galets concassés sont acheminés par un réservoir intermédiaire vers les trois convoyeurs d'alimentation du broyeur semi-autogène.

Le minerai déchargé des broyeurs semi-autogènes et à boulets est acheminé par pompage vers un groupe d'hydrocyclones, soit un groupe pour chaque broyeur à boulets. La sous-verse des hydrocyclones se décharge vers l'alimentation du broyeur à boulets, dont une petit partie est détournée par deux concentrateurs centrifuges par gravité pour chaque groupe, afin d'en extraire l'or libre à gros grains. La surverse des hydrocyclones passant à 80 % à 150 microns est acheminée par gravité vers le circuit de flottation. Le concentré obtenu par gravité est transféré dans un atelier sécuritaire d'affinage de l'or, où il est lavé et fondu en lingots avec des fondants.

Après avoir été conditionnée par des réactifs, la surverse des hydrocyclones passe dans un circuit de flottation-dégrossissage constitué de 32 100 mètres cubes de cellules de flottation mécanique. MAA a conclu que la capacité des cellules de dégrossissage est suffisante pour faire face au débit accru. Le concentré issu du dégrossissage est broyé à nouveau dans un ou deux broyeurs à boulets de 5,0 mètres de diamètre et de 7,32 mètres de longueur, dans un circuit fermé pourvu d'hydrocyclones et de concentrateurs centrifuges par gravité pour accroître l'extraction d'or libre. Le concentré de dégrossissage rebroyé passe dans une section de flottation-nettoyage, constituée de 14 cellules de flottation pneumatique disposées pour un lavage en deux temps et d'une cellule d'épuisement et de nettoyage, le tout en circuit fermé. Le concentré issu de la deuxième étape du lavage représente le produit final et les résidus miniers de la cellule d'épuisement et de nettoyage sont renvoyés dans le circuit de dégrossissage même si, selon la façon dont elles ont été mises en service, ces cellules fonctionnaient en circuit ouvert pour produire les résidus finaux.

La teneur en solides du concentré final est portée à 63 % dans deux épaississeurs de 0,30 mètre de diamètre, le concentré étant stocké dans des réservoirs intermédiaires avant d'être envoyé par pompage dans une canalisation de 175 millimètres de diamètre et de 316 kilomètres de longueur vers la station de filtration de MAA, située près de Tucumán. Les pompes volumétriques de la mine et deux stations relais élèvent le concentré à une hauteur suffisamment élevée pour qu'il circule par gravité sur 150 kilomètres jusqu'à la station de filtration. À cette station, le concentré est stocké dans des réservoirs intermédiaires et épaissi avant de passer dans trois filtres-presses à bande continue de 120 mètres cubes, qui ramènent sa teneur en eau à 7,5 %. Les filtres se déchargent dans un entrepôt, où une chargeuse à benne frontale récupère le gâteau de filtration pour le transporter par rail sur 830 kilomètres jusqu'au port situé près de Rosario.

Les résidus miniers de l'atelier de traitement circulent dans une canalisation à écoulement libre sur 8,5 kilomètres jusqu'à une digue centrale artificielle, construite en travers du canyon Vis Vis. La répartition des résidus se fait par contrôle du débit le long de la face amont de la digue. L'eau surnageante est renvoyée par pompage à l'atelier de traitement et les eaux de ruissellement sont recueillies en aval de la digue pour y être renvoyées par pompage. La digue est aménagée avec la

roche résiduelle, son âme étant constituée de matières choisies, et restera un important coût en capital tout au long de la vie de la mine. MAA a retenu les services de Knight Piesold comme conseiller pour la gestion de la digue à stériles et le contrôle de la qualité de l'ouvrage.

MARCHÉS ET CONTRATS DE VENTE

MAA a pour objectif de vendre de 90 % à 95 % de son concentré aux termes de contrats cadres, le reste devant être offert sur le marché au comptant. On devrait ainsi réduire les charges moyennes annuelles de traitement et d'affinage et jouir à court terme d'une souplesse de production, de vente et de revenu par rapport au budget.

La vente et la commercialisation se font à partir des installations portuaires avec un conseiller spécialisé dont les services sont retenus pour des contrats annuels visant plus de 30 000 tonnes. Les services de MIM Japan ont été retenus aux termes d'une convention d'agence commerciale négociée pour des contrats annuels en Extrême-Orient et sa connaissance du marché en général dans cette région.

En mai 2002, MAA a déclaré avoir conclu treize contrats cadres pour la vente de son concentré, dont trois avec des courtiers et trois autres contrats à long terme (deux courtiers et un fondeur), dans le but de répondre à la production accrue prévue par le plan de la mine. L'engagement annuel le plus bas est de 10 000 à 40 000 tonnes et le plus important, de 100 000 tonnes. La date d'expiration d'un contrat qui est la plus rapprochée est le 31 décembre 2003 et la plus éloignée, le 30 septembre 2008. Les fonderies sont situées en Europe, en Inde, en Extrême-Orient, au Canada et au Brésil.

INCIDENCES ENVIRONNEMENTALES

Obtention des permis

Le principal permis environnemental est le rapport d'impact environnemental initial (le *RIE*), qui a été dressé conformément aux lignes directrices de 1988 de la Banque mondiale et approuvé en 1997 dans le cadre du processus d'approbation du projet. Aux termes de la convention UTE, il incombe à MAA d'honorer les engagements pris dans le RIE et d'acquitter le coût de restauration des lieux et de fermeture. À l'heure actuelle, MAA ne viole aucun engagement important. Le RIE doit être mis à jour tous les semestres sous la forme de deux rapports distincts à faire approuver par les autorités provinciales de Tucumán et de Catamarca. Micon croit savoir que la mise à jour du RIE de 2001 a été reçue et acceptée par les autorités provinciales. D'autres contrôles environnementaux prévus par la loi comprennent le permis d'exploitation hydraulique lié à l'approvisionnement en eau douce à partir de Campo Arenal (Catamarca) et le permis de rejet de la station de filtration (Tucumán).

Outre les contrôles directs prévus par la loi, la convention UTE exige la consultation de YMAD sur des questions stratégiques comme la fermeture et l'impact sur la gestion de l'environnement.

Des vérificateurs indépendants ont été retenus pour examiner les principales questions liées à l'environnement comme la conception, la construction et la gestion de l'installation de stockage des résidus miniers. Par l'intermédiaire de MIM et des autres actionnaires, MAA procède à des vérifications régulières de ses programmes environnementaux pour s'assurer que les normes de l'entreprise et de la collectivité et celles prévues par la loi ont été identifiées convenablement et sont respectées.

Conformité

Aux termes de la convention UTE, les engagements pris dans le RIE incombent à MAA. Pour donner suite à ces engagements, MAA procède actuellement à la mise en place d'un système de gestion de l'environnement révisé. Diverses mesures ont été prises et sont en cours pour assurer la conformité, comme en témoigne la surveillance régulière de la qualité de l'air et de l'eau par rapport aux niveaux naturels.

L'engagement de ne faire aucun rejet, qui est mis en œuvre par l'interception et le renvoi par pompage des eaux de surface et des eaux souterraines près de la surface en aval de l'installation de stockage des résidus miniers, revêt une importance particulière. Malgré les efforts de conception, un panache d'eau de ruissellement s'est formé dans les eaux souterraines naturelles en aval de l'installation, bien qu'il se trouve dans la concession de MAA, du fait de la géologie structurale complexe de la région. Une série de puits de refoulement par pompage ont été aménagés pour capter les eaux de ruissellement, caractérisées par des taux élevés de calcium et de sulfates dissous. Les puits de refoulement par pompage augmenteront au cours de la durée de vie de la mine afin de contenir le panache à l'intérieur de la concession, et des puits de surveillance seront aménagés pour la rivière Vis Vis. Selon le dernier modèle des eaux souterraines, il faudra faire fonctionner le dispositif de refoulement par pompage plusieurs années après la fermeture de la mine.

L'autre gros risque potentiel pour l'environnement est la canalisation de concentré. Cette canalisation traverse des régions montagneuses, d'importants cours d'eau ainsi que des régions à forte pluviosité et des régions où se pratique l'agriculture. Toute rupture de la canalisation pose un risque pour l'environnement du fait du déversement du concentré. Subséquemment, des ouvrages d'endiguement et de protection des passages de cours d'eau ont été mis en place, et continuent de l'être, pour réduire au minimum le risque de bris et de déversement. En outre, un programme d'inspection géotechnique a été mis en œuvre pour surveiller les régions susceptibles d'être touchées par un glissement de terrain et une surveillance physique du tracé de la canalisation est effectuée régulièrement.

Remise en état des lieux et fermeture

Même si les immobilisations corporelles du projet sont rétrocédées à YMAD à la fin de la production commerciale, MAA est légalement responsable des coûts de remise en état des lieux et de fermeture en sa qualité d'exploitant de la mine Alumbrera. MAA s'est engagée à stabiliser les résidus miniers et la roche stérile afin d'éviter la production éventuelle d'acide et la pollution de l'eau et, à cette fin, elle procède à une remise en état progressive des lieux à l'installation de stockage des résidus miniers et aux haldes de roche stérile. Parmi les autres activités, on compte les mesures correctives appliquées au terrain contaminé, l'enlèvement et la stabilisation du matériau routier susceptible de produire de l'acide, la prise en charge de la sécurité de la mine et la fermeture de l'infrastructure. L'obligation ultime consiste en bout de ligne à reconfigurer le terrain de manière à ce que la présence de MAA ne soit pas nécessaire après la fermeture.

MAA a dressé un plan provisoire de fermeture de la mine à la suite des engagements pris dans le RIE et pour répondre aux exigences des actionnaires existants qui sont signataires de l'Australian Minerals Council Code for Environmental Management. La planification de la fermeture par MAA est un processus continu qui se raffine au fur et à mesure que les plans d'exploitation sont révisés et que les données d'exploitation et de contrôle sont évaluées. Les frais de fermeture sont révisés tous les ans.

La restauration en cours est reconnue comme faisant partie des activités régulières et les coûts s'y rapportant sont inclus dans le plan financier du projet. Des essais sont en train d'être réalisés afin d'obtenir des renseignements concernant le risque de production d'acide par les déchets et des essais initiaux de recouvrement des matériaux ont été réalisés. La restauration progressive a débuté en 2002.

Dépôt d'un cautionnement

MAA constitue des provisions pour la remise en état des lieux et la fermeture de la mine dans son plan de mine de 2002 et ses états financiers. Toutefois, elle n'est pas tenue de déposer un cautionnement dans le cadre de ses obligations au titre de la remise en état et de la fermeture et aucune provision en espèces n'est constituée.

Coûts en capital

La mine Alumbrera a été mise en service en 1998 après des frais d'investissement d'environ 1,233 milliard de dollars américains pour sa réalisation. Après des dépenses en immobilisations supplémentaires d'environ 79 millions de dollars américains en 1999, on a depuis continué d'injecter annuellement des capitaux dans le projet et son maintien à raison d'environ 26 millions de dollars américains par exercice.

Environ 29 millions de dollars américains, 18 millions de dollars américains et 30 millions de dollars américains ont été dépensés pendant les exercices 2000, 2001 et 2002, respectivement, une somme supplémentaire de 29 millions de dollars américains devant être dépensée au cours de l'exercice 2003. À la fin mars 2003, environ 12,3 millions de dollars américains de la somme totale prévue pour l'exercice 2003 avaient été dépensés.

Dépenses en immobilisations prévues pour les exercices 2003 à 2013

Le tableau suivant fait état des dépenses en immobilisations estimatives figurant dans les estimations des flux de trésorerie annuels futurs de Micon.

Dépenses en immobilisations prévues pour les exercices 2003 à 2013

Poste	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(en millions de dollars US)											
Exploration minière	13,6	10,3	4,8	4,8	4,2	5,1	1,7	2,1	-	-	46,6
Digues à déchets	2,8	2,8	2,4	2,4	2,4	2,3	2,3	2,2	2,2	0,1	21,9
Concentrateur	3,3	2,6	1,8	1,8	1,6	2,1	1,3	1,4	2,1	1,8	19,8
Administration	0,29	0,28	0,32	0,32	0,14	0,3	0,13	0,15	0,05	-	2,0
Station de filtration, rail et port	0,69	0,22	0,19	0,19	0,15	0,08	0,81	0,35	0,16	0,05	2,9
Frais de fermeture	-	-	-	-		-	-	-	-	23,5	23,5
Total	20,6	16,2	9,5	9,5	8,4	9,9	6,3	6,3	4,5	25,5	116,5

FISCALITÉ

MAA est assujettie à la fois à l'impôt sur les bénéfices et à la TVA, qui est une taxe sur la valeur ajoutée applicable aux achats de biens et services au taux de 21 %. Les sociétés minières peuvent se faire rembourser la TVA intégralement et un remboursement net de 23,5 millions de dollars américains, au cours de la durée de vie de la mine, est compris dans les projections des flux de trésorerie.

Le taux d'imposition prévu par la loi qui s'applique à MAA est de 30 %, comparativement au taux d'imposition prévu par la loi pour les sociétés non minières, soit 35 %. Ce taux est protégé aux termes d'un régime de stabilité fiscale, qui prévoit aussi un traitement avantageux donnant droit à certaines déductions particulières pour les intérêts versés sur les emprunts à l'étranger.

La possibilité que des changements soient apportés au régime fiscal par suite de la crise politique, économique et sociale qui sévit actuellement en Argentine constitue un risque pour le niveau prévu des flux de trésorerie. Cependant, une imposition accrue ne devrait pas avoir un effet important sur la valeur de la propriété, étant donné le stade pleinement évolué de l'exploitation et le niveau élevé des flux de trésorerie annuels prévus.

ESTIMATIONS DE PRODUCTION ET PROJECTIONS DES FLUX DE TRÉSORERIE

L'exploitation MAA devrait assurer la majeure partie de sa rentabilité par la vente de cuivre et d'or sous forme de concentré. On produit également sur place de l'or argentifère. La production provient

de l'extraction du minerai de la mine Alumbrera. La totalité du minerai qu'on prévoit extraire et traiter ainsi que la production d'or et de cuivre sont présentés dans le tableau ci-dessous :

Calendrier de production

Poste	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
					(M $ US)						
Minerai extrait (Mt)	36,71	36,62	36,80	36,97	37,23	37,33	37,19	37,23	37,23	17,61	350,92
Teneur en Au (g/t)	0,76	0,63	0,58	0,64	0,54	0,60	0,77	0,59	0,29	0,29	0,58
Teneur en Cu (%)	0,60	0,54	0,50	0,55	0,48	0,60	0,65	0,54	0,28	0,29	0,50
Production d'Au (Koz)	649	529	483	529	442	511	684	507	203	96	483
Cu sous forme de concentré (Koz)	195	175	161	177	156	198	216	178	85	42	161

L'émetteur n'a pas coutume de rendre publiques ses projections quant à ses ventes, à ses bénéfices et à d'autres résultats futurs. Micon a préparé les projections quant aux dépenses en immobilisations, aux estimations relatives à la production et aux flux de trésorerie, ainsi que les autres projections figurant dans le présent prospectus. Ces renseignements ont été tirés du rapport Micon. Les projections quant aux dépenses en immobilisations, aux estimations relatives à la production et aux flux de trésorerie, ainsi que les autres projections ont été incluses dans le présent prospectus en fonction des exigences de la réglementation canadienne sur les valeurs mobilières et n'ont pas été préparées dans le but de respecter les lignes directrices publiées par la SEC ou celles établies par l'Institut Canadien des Comptables Agréés ou par l'American Institute of Certified Public Accountants concernant la préparation et la présentation de l'information financière prospective.

Deloitte & Touche s.r.l. et PricewaterhouseCoopers n'ont ni examiné ni compilé l'information financière prospective contenue aux présentes. Par conséquent, Deloitte & Touche s.r.l. et PricewaterhouseCoopers n'expriment pas d'avis ni ne donnent quelque forme de garantie que ce soit à leur égard. Les rapports de Deloitte & Touche s.r.l. et de PricewaterhouseCoopers inclus dans le présent prospectus ont trait à de l'information financière historique; ils ne couvrent pas l'information financière prospective et ne devraient pas être interprétés en ce sens.

Les projections des flux de trésorerie sont subjectives à de nombreux égards et peuvent donc être interprétées et révisées périodiquement selon la situation réelle et les faits nouveaux. Bien qu'elles soient chiffrées, les projections des flux de trésorerie n'ont pas été dressées par Micon pour le compte de l'émetteur dans le cadre normal des activités et sont fonction de diverses estimations et hypothèses faites par Micon à l'égard, notamment, de la performance du secteur, de la conjoncture économique générale, du marché, des taux d'intérêt, des conditions financières, des ventes, du prix des produits vendus, des revenus et des dépenses, notamment d'exploitation, des dépenses en immobilisations et du fonds de roulement de la mine Alumbrera; les projections sont également tributaires d'autres questions qui pourraient ne pas se matérialiser et sont intrinsèquement assujetties aux incertitudes et aux éventualités commerciales, économiques et concurrentielles, qui sont toutes difficiles à prévoir et dont plusieurs sont indépendantes de la volonté de l'émetteur ou de MAA. Par conséquent, rien ne garantit que les hypothèses sur lesquelles se fondent les projections des flux de trésorerie se révéleront exactes, et les résultats réels peuvent différer grandement de ceux qui sont compris dans les projections des flux de trésorerie. Pour ces raisons, et compte tenu des fondements et des hypothèses sur lesquels sont établies les projections, l'inclusion des projections des flux de trésorerie aux présentes ne doit pas être interprétée comme une indication que l'émetteur ou MAA,

ou l'un quelconque des membres du même groupe ou de leurs représentants respectifs, considère cette information comme une prédiction exacte des événements futurs, et les projections des flux de trésorerie ne devraient pas être interprétées de la sorte. Aucune des personnes susmentionnées n'assume de responsabilité concernant l'exactitude ou la fiabilité des projections des flux de trésorerie, ou leur caractère raisonnable ou exhaustif. Aucune partie ni aucun membre du même groupe ou l'un quelconque de leurs représentants respectifs ne fait ou n'a fait de déclaration à quiconque concernant l'information contenue dans les projections des flux de trésorerie et aucune de ces personnes n'entend mettre à jour ou autrement réviser les projections des flux de trésorerie pour tenir compte des circonstances existant après la date où elles ont été faites ou afin de refléter la survenance d'un événement futur, même s'il est démontré que l'une ou la totalité des hypothèses sont erronées.

Les projections globales de base des flux de trésorerie pour la mine Alumbrera sont présentées dans le tableau ci-dessous :

Projections des flux de trésorerie

Exercice	Production d'or rentable(1)	Production de cuivre rentable(1)	Produit net(2)	Frais d'exploitation totaux(3)	Flux de trésorerie avant les impôts et le service de la dette	Flux de trésorerie après les dépenses en immobilisations et les impôts – pouvant faire l'objet d'une distribution prélevée sur les capitaux propres – quote-part de 12,5 % de l'émetteur
	(oz)	(t)	($ US)	($ US)	($ US)	($ US)
2004	649 072	195 174	475 443 951	218 351 215	226 631 857	13 875 857
2005	528 749	174 692	407 761 336	216 409 807	166 643 302	12 332 538
2006	483 270	161 297	373 369 843	213 082 150	142 975 295	13 724 832
2007	529 178	176 864	409 173 936	213 277 141	177 865 316	17 298 672
2008	441 692	155 784	352 715 138	200 943 997	136 000 838	11 900 073
2009	511 088	197 758	432 121 254	184 121 143	229 168 686	20 052 260
2010	683 782	215 742	511 175 545	181 107 968	313 236 066	27 408 156
2011	506 875	177 719	403 319 966	165 456 950	223 150 616	19 525 679
2012	203 466	84 714	180 235 927	137 821 921	33 952 287	2 970 825
2013	96 097	41 487	87 149 170	74 216 925	(14 732 739)	1 174 533
Total	4 633 270	1 581 231	3 627 366 064	1 804 789 218	1 634 891 525	140 261 425

(1) Les chiffres relatifs à la production renvoient à la quantité totale de métal rentable produit.

(2) Dans l'hypothèse d'un prix constant de l'or s'établissant à 320 $ US l'once et d'un prix du cuivre s'établissant à 0,80 $ US la livre.

(3) Rajustement tenant compte du change et de l'implantation

Les estimations des flux de trésorerie annuels supposent que le taux d'extraction actuel d'environ 111 millions de tonnes de minerai et de résidus par an passera à environ 130 millions de tonnes par an d'ici l'exercice 2004 et qu'il se maintiendra à ce niveau pendant quatre ans, après quoi l'extraction de mort-terrain diminuera considérablement. Le minerai sera extrait de la mine jusqu'à l'exercice 2011 et pendant les deux dernières années, soit les exercices 2012 et 2013, le minerai à faible teneur, qui comprend une portion de l'inventaire des piles de minerai à long terme, sera récupéré du stock pour être traité. Sur la durée d'exploitation prévue de dix ans, les activités de MAA devraient

dégager des flux de trésorerie non actualisés, compte tenu du service de la dette de premier rang, des impôts, des taxes et des sommes pouvant être distribuées aux actionnaires, d'environ 1,12 milliard de dollars américains au total, la quote-part de 12,5 % de l'émetteur à la réalisation de l'acquisition de la mine Alumbrera correspondant à environ 140 millions de dollars américains.

Des analyses de sensibilité ont été réalisées afin de mesurer les incidences, sur le projet, des changements qui pourraient survenir au chapitre des prix des métaux produits. Compte tenu du service complet de la dette, des impôts et des taxes, les valeurs actualisées nettes de la moitié de la quote-part de 25 % de BHP des flux de trésorerie disponibles pour les actionnaires ont été estimées en fonction d'une fluctuation de ± 10 % des prix des métaux par rapport aux prix de base. Le tableau qui suit présente les résultats de ces analyses de sensibilité.

Paramètres d'entrée	Valeur actualisée nette totale (quote-part de 12,5 % de l'émetteur) (en millions de dollars US)		
Taux d'escompte (% par année)	0	10	15
Prix de base	140	89	73
Prix de base +10 %	173	110	91
Prix de base - 10 %	106	66	54

ACQUISITION D'ALUMBRERA – HONORAIRES DES CONSEILLERS FINANCIERS

En plus de la commission qui lui est versée à titre de preneur ferme à l'égard de la vente de bons de souscription spéciaux, GMP a touché des honoraires en espèces s'élevant à 900 000 $ US pour les services qu'elle rend à titre de conseiller financier de l'émetteur dans le cadre de l'acquisition d'Alumbrera.

Conformément à un contrat de services-conseils financiers daté du 7 février 2003, Endeavour Financial Ltd. (*Endeavour Financial*), qui a aussi agi comme conseiller financier de l'émetteur dans le cadre de l'acquisition d'Alumbrera, a reçu des honoraires à ce titre s'élevant à environ 2 578 000 $ US.

EMPLOI DU PRODUIT

Le produit net du placement privé s'est établi à 98 203 783 $, déduction faite de la rémunération des preneurs fermes s'élevant à 5 267 620,15 $ et des frais estimatifs liés au placement privé (notamment les frais des preneurs fermes) s'établissant à 1 881 000 $. L'émetteur a employé et entend employer le produit net de la manière suivante :

		$ US	$ CA[1]
a)	Acquisition d'Alumbrera	60 260 000 $	81 953 600 $
b)	Frais de l'acquisition d'Alumbrera, notamment les honoraires des conseillers financiers	4 465 000 $[2]	6 072 400 $
c)	Remboursement de la dette	2 000 000 $	2 720 000 $
d)	Fonds de roulement général [3]	5 484 000 $	7 458 000 $
TOTAL		72 209 000 $	98 204 000 $

(1) Taux de conversion : 1,00 $ US = 1,36 $ CA.

(2) Voir « Acquisition d'Alumbrera - Honoraires des conseillers financiers ».

(3) Majoré de l'intérêt cumulé et des gains de taux de change.

MODE DE PLACEMENT

CONTRAT DE PRISE FERME, ACTE RELATIF AUX BONS DE SOUSCRIPTION SPÉCIAUX ET ACTE RELATIF AUX BONS DE SOUSCRIPTION

À la première, deuxième et troisième clôture, l'émetteur a émis et vendu un total de 810 403 101 bons de souscription spéciaux à un prix de 0,13 $ le bon (le *prix d'émission*) conformément au contrat de prise ferme. Le prix des bons de souscription spéciaux a été établi par voie de négociation entre l'émetteur et les preneurs fermes. Les bons de souscription spéciaux ont été créés et émis aux termes de l'acte relatif aux bons de souscription spéciaux. Chaque groupe de dix bons de souscription spéciaux autorise son porteur à recevoir, sans payer de contrepartie supplémentaire, une action ordinaire et un demi-bon de souscription. Les bons de souscription spéciaux peuvent être exercés par leurs porteurs à tout moment et seront automatiquement exercés à 17 h (heure de Toronto) à la première des éventualités suivantes à survenir : a) le troisième jour ouvrable suivant la date où un visa définitif pour le présent prospectus est émis dans chaque territoire admissible; et b) le 30 septembre 2003 (la *date d'expiration*).

Le présent prospectus est déposé dans le but de permettre le placement de 81 040 310 actions ordinaires et de 40 520 155 bons de souscription pouvant être émis à l'exercice ou à l'exercice réputé de 810 403 101 bons de souscription spéciaux. Si un visa définitif n'est pas émis pour le présent prospectus au plus tard à l'échéance relative aux visas, chaque groupe de dix bons de souscription spéciaux qui n'ont pas été exercés à cette date pourra l'être par la suite pour de 1,1 action ordinaire (au lieu d'une action ordinaire) et 0,55 bon de souscription (au lieu de 0,5 bon de souscription). Le présent prospectus porte également sur le placement de ces actions ordinaires et bons de souscription supplémentaires et des actions sous-jacentes pouvant être émises à l'exercice des bons de souscription supplémentaires.

Les bons de souscription ont été créés et seront émis aux termes de l'acte relatif aux bons de souscription. Chaque bon de souscription autorisera son porteur à acheter une action sous-jacente au prix de 2,00 $ (compte tenu du regroupement) à tout moment avant 16 h (heure de Toronto) le 29 mai 2008, après quoi les bons de souscription viendront à échéance et seront nuls et sans valeur. L'acte relatif aux bons de souscription contient des dispositions visant à protéger les porteurs de bons de souscription contre la dilution dans certaines circonstances. Aucune fraction d'action ordinaire ne sera émise à l'exercice d'un bon de souscription. Voir « Description des titres placés - Bons de souscription ».

Aux termes du contrat de prise ferme, l'émetteur s'est engagé à verser aux preneurs fermes une commission en espèces de 5 % du produit brut tiré du placement privé, soit à 5 267 620,15 $, plus l'intérêt couru. Aucune rémunération ou commission supplémentaire n'est payable aux preneurs fermes relativement à l'émission des actions ordinaires et des bons de souscription à l'exercice ou à l'exercice réputé des bons de souscription spéciaux.

Le contrat de prise ferme prévoit que l'émetteur indemnisera les preneurs fermes et leurs administrateurs, dirigeants, employés et mandataires contre certaines obligations et dépenses, ou contribuera aux paiements que les preneurs fermes pourraient devoir effectuer à l'égard de celles-ci.

CONDITIONS DE LIBÉRATION DES TITRES ENTIERCÉS APPLICABLES AU PRODUIT ENTIERCÉ

Aux termes des conditions de l'acte relatif aux bons de souscription spéciaux, le produit tiré du placement privé totalisant 65 millions de dollars américains et 14 921 903,10 $ (le *produit entiercé*) a été déposé en mains tierces auprès du fiduciaire aux clôtures du placement privé et a été placé dans des

obligations à court terme du gouvernement du Canada. Le produit entiercé, ainsi que l'intérêt cumulé sur celui-ci, a été libéré en faveur de l'émetteur et de GMP pour le compte des preneurs fermes conformément aux conditions de l'acte relatif aux bons de souscription spéciaux le 24 juin 2003 lorsque les conditions de libération des titres entiercés ont été remplies de la façon prévue dans l'acte relatif aux bons de souscription spéciaux.

La TSX a approuvé conditionnellement l'inscription à sa cote des actions ordinaires et des actions sous-jacentes pouvant être émises à l'exercice des bons de souscription et a conditionnellement approuvé l'inscription à sa cote des bons de souscription. L'inscription à la cote de la TSX est conditionnelle à ce que l'émetteur remplisse toutes les exigences de la TSX et, dans le cas de l'inscription des bons de souscription, au placement des bons de souscription à un nombre minimal de porteurs de titres du public.

Le présent prospectus porte également sur le placement de l'option de conversion et du bon de souscription visant les frais de prolongation pouvant être émis à la levée de l'option à Endeavour Mining. L'option de conversion permet à Endeavour Mining de convertir le capital impayé aux termes de la facilité de crédit en actions ordinaires. Si l'émetteur choisit de prolonger la durée de la facilité de crédit, des frais de prolongation de 150 000 $ US seront payables à Endeavour Mining, ces frais étant payables, au gré de l'émetteur, en espèces, en espèces et en actions ordinaires ou encore en actions ordinaires seulement. Si l'émetteur choisit de payer les frais de prolongation par l'émission d'actions ordinaires, il peut le faire en invoquant la disposition relative à l'exercice réputé du bon de souscription visant les frais de prolongation puis en émettant le nombre en question d'actions ordinaires au cours du moment aux termes de la facilité de crédit. Voir « Développement général des activités - Acquisitions et aliénations importantes de propriétés ».

Lois sur les valeurs mobilières des États-Unis

Les actions ordinaires et les bons de souscription n'ont pas été ni ne seront enregistrés aux termes de la Securities Act ou aux termes des lois sur les valeurs mobilières de tout État des États-Unis. Sous réserve d'une exemption d'enregistrement aux termes de la Securities Act et des lois sur les valeurs mobilières d'États applicables des États-Unis, ces actions ordinaires et bons de souscription ne peuvent être offerts ni vendus ou revendus, ni ne peuvent être exercés (dans le cas de bons de souscription) aux États-Unis ou à une personne des États-Unis.

ACHATS PAR LES PRENEURS FERMES

Les preneurs fermes suivants ont acheté des bons de souscription spéciaux à titre de capital à des fins de placement :

Nom du preneur ferme	Nombre de bons de souscription spéciaux
McFarlane Gordon Inc.	203 847
Salman Partners Inc.	200 000
Canaccord Capital (Europe)	226 923

CERTAINES INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Stikeman Elliott S.E.N.C.R.L., s.r.l., conseiller juridique canadien de l'émetteur, et de Cassels Brock & Blackwell s.r.l., conseiller juridique canadien des preneurs fermes, le texte qui suit résume, en général, les principales incidences fiscales fédérales canadiennes généralement applicables aux personnes qui font l'acquisition d'actions ordinaires et de bons de souscription à l'exercice ou à l'exercice réputé de bons de souscription spéciaux. Le présent résumé s'applique uniquement aux porteurs de bons de souscription spéciaux qui, aux fins de la *Loi de l'impôt sur le revenu* (Canada) (la *Loi de l'impôt*) et à tout moment pertinent, transigent sans lien de dépendance avec l'émetteur, ne sont

pas affiliés à l'émetteur et détiennent, à titre d'immobilisations, leurs bons de souscription spéciaux et détiendront, à titre d'immobilisations, les actions ordinaires et bons de souscription acquis à l'exercice des bons de souscription spéciaux et les actions ordinaires acquises à l'exercice des bons de souscription. Les bons de souscription spéciaux, les actions ordinaires et les bons de souscription seront généralement considérés comme des immobilisations pour un porteur, sauf s'il détient ces titres dans le cadre de l'exploitation d'une entreprise ou s'il les a acquis dans le cadre d'une ou de plusieurs opérations considérées comme un risque à caractère commercial. Certains porteurs dont les actions ordinaires pourraient ne pas être autrement admissibles à titre d'immobilisations peuvent être autorisés à faire le choix irrévocable prévu au paragraphe 39(4) de la Loi de l'impôt par lequel les actions ordinaires et tous les *titres canadiens* (au sens de la Loi de l'impôt) appartenant à ce porteur au cours de l'année d'imposition où le choix a été fait et de toutes les années d'imposition subséquentes sont réputés être des immobilisations. Le présent résumé ne s'applique pas à un porteur qui est une *institution financière* au sens du paragraphe 142.2(1) de la Loi de l'impôt.

Le présent résumé repose sur les dispositions actuelles de la Loi de l'impôt et de ses règlements d'application (les *règlements*), sur les dispositions précises visant à modifier la Loi de l'impôt ou les règlements qui ont été annoncées publiquement par le ministre des Finances ou en son nom avant la date des présentes (les *modifications proposées*) et sur l'interprétation donnée par les conseillers juridiques aux pratiques administratives publiées par l'Agence des douanes et du revenu du Canada (l'*ADRC*) avant la date des présentes. Le présent résumé ne tient pas par ailleurs compte, ni ne prévoit de modifications du droit, que ce soit par voie de décision ou de mesure judiciaire, gouvernementale ou législative ou de modifications des pratiques administratives de l'ADRC. De même, le présent résumé ne tient pas compte des lois de l'impôt sur le revenu provinciales, territoriales ou étrangères ni des incidences fiscales découlant de ces lois, qui pourraient être différentes des incidences fiscales fédérales canadiennes résumées aux présentes.

Le présent résumé est de nature générale seulement; il ne décrit pas toutes les incidences fiscales fédérales canadiennes possibles et ne saurait constituer un avis juridique ou fiscal à un porteur de bons de souscription spéciaux, d'actions ordinaires ou de bons de souscription, ni ne devrait être interprété comme tel. Par conséquent, ces personnes devraient consulter leurs conseillers fiscaux pour connaître les incidences qui s'appliquent à leur situation particulière.

RÉSIDENTS DU CANADA

La partie qui suit s'applique généralement à un porteur de bons de souscription spéciaux qui, aux fins de la Loi de l'impôt et à tout moment pertinent, est ou est réputé être un résident du Canada (un *porteur canadien*).

Exercice de bons de souscription spéciaux

Aucun gain ne sera réalisé ni aucune perte ne sera subie par un porteur canadien à l'exercice d'un bon de souscription spécial.

Le prix global pour un porteur canadien des actions ordinaires et des bons de souscription acquis à l'exercice ou à l'exercice réputé des bons de souscription spéciaux correspondra au prix de base rajusté pour le porteur canadien de ces bons de souscription spéciaux à l'exercice. Les porteurs canadiens qui exercent dix bons de souscription spéciaux devront répartir le prix global des dix bons de souscription spéciaux entre l'action ordinaire et le demi-bon de souscription acquis à l'exercice ou à l'exercice réputé des dix bons de souscription spéciaux sur une base raisonnable afin d'établir leurs prix respectifs aux fins de la Loi de l'impôt. L'émetteur a avisé son conseiller juridique qu'il est d'avis qu'une attribution raisonnable du coût de 1,30 $ de dix bons de souscription spéciaux serait de 1,20 $ l'action ordinaire et de 0,10 $ le demi-bon de souscription acquis à l'exercice des dix bons de souscription spéciaux. L'émetteur a avisé son conseiller juridique qu'il est d'avis que cette attribution est raisonnable; toutefois, cette dernière ne lie pas l'ADRC. Le prix de base rajusté pour un porteur canadien d'une action ordinaire acquise à l'exercice ou à l'exercice réputé de bons de souscription

spéciaux sera établi en calculant la moyenne du prix de cette action ordinaire et du prix de base rajusté (établi immédiatement avant l'exercice des bons de souscription spéciaux) de toutes les autres actions ordinaires détenues par le porteur canadien à titre d'immobilisations au moment de l'exercice des bons de souscription spéciaux.

Exercice ou échéance de bons de souscription

Aucun gain ne sera réalisé ni aucune perte ne sera subie par un porteur canadien à l'exercice ou à l'exercice réputé d'un bon de souscription. Le prix pour un porteur canadien d'une action ordinaire acquise à l'exercice d'un bon de souscription correspondra à la somme du prix de base rajusté pour le porteur canadien du bon de souscription exercé et du prix d'exercice du bon de souscription. Le prix de base rajusté d'un bon de souscription à tout moment sera établi en calculant la moyenne du prix du bon de souscription pour un porteur canadien et du prix de base rajusté de tous les autres bons de souscription détenus par le porteur canadien à ce moment. Il faut établir la moyenne du prix de base rajusté pour un porteur canadien d'une action ordinaire acquise à l'exercice d'un bon de souscription avec le prix de base rajusté (établi immédiatement avant l'exercice du bon de souscription) de toutes les autres actions ordinaires détenues par le porteur canadien à titre d'immobilisations au moment de l'exercice du bon de souscription.

L'échéance d'un bon de souscription non exercé entraînera généralement une perte en capital égale au prix de base rajusté pour un porteur canadien du bon de souscription échu.

Dividendes

Dans le cas d'un porteur canadien qui est un particulier, les dividendes reçus ou réputés reçus sur les actions ordinaires seront compris dans le calcul du revenu du porteur canadien et seront assujettis aux règles de majoration et de crédit d'impôt pour dividendes qui s'appliquent habituellement aux dividendes imposables reçus de sociétés canadiennes imposables.

Dans le cas d'un porteur canadien qui est une société, les dividendes reçus ou réputés reçus sur les actions ordinaires seront compris dans le calcul du revenu de la société et seront généralement déductibles dans le calcul de son revenu imposable.

Un porteur canadien qui est une *société fermée* (au sens de la Loi de l'impôt) ou une autre société résidant au Canada et contrôlée ou réputée contrôlée par un particulier ou par un groupe relié de particuliers ou au profit de ceux-ci seront généralement tenus, aux termes de la partie IV de la Loi de l'impôt, de payer un impôt remboursable de 33 ⅓ % sur les dividendes reçus ou réputés reçus sur les actions ordinaires, dans la mesure où ces dividendes sont déductibles dans le calcul du revenu imposable du porteur canadien.

Disposition d'une action ordinaire ou d'un bon de souscription

La disposition ou disposition réputée d'une action ordinaire ou d'un bon de souscription par un porteur canadien (autre qu'une disposition d'un bon de souscription à son exercice ou à son échéance) entraînera un gain en capital (ou une perte en capital) correspondant au montant duquel le produit de la disposition réel ou réputé de l'action ordinaire ou du bon de souscription, selon le cas, déduction faite des frais de disposition raisonnables, est supérieur (ou inférieur) au prix de base rajusté de l'action ordinaire ou du bon de souscription, selon le cas, pour le porteur canadien à ce moment.

La moitié d'un gain en capital (le *gain en capital imposable*) réalisé par un porteur canadien sera compris dans le revenu du porteur canadien pour l'année de disposition. La moitié d'une perte en capital (la *perte en capital admissible*) subie peut être déduite par le porteur canadien des gains en capital imposables pour l'année de disposition. Si les pertes en capital admissibles excèdent les gains en capital imposables du porteur canadien pour l'année de disposition, l'excédent peut être reporté rétrospectivement sur les trois années d'imposition précédentes ou prospectivement de façon

indéfinie et déduit des gains en capital nets imposables pour les autres années dans la mesure et les circonstances prévues dans la Loi de l'impôt.

Les gains en capital réalisés par un particulier ou une fiducie, autre que certaines fiducies désignées, peuvent entraîner un impôt minimum de remplacement aux termes de la Loi de l'impôt. Un porteur canadien qui est une société privée sous contrôle canadien peut être tenu de payer un impôt remboursable supplémentaire de 6 ⅔ % sur les gains en capital imposables.

Si le porteur canadien est une société, une perte en capital découlant de la disposition ou de la disposition réputée d'une action ordinaire peut être réduite par les dividendes reçus ou réputés reçus sur l'action dans la mesure et les circonstances prévues dans la Loi de l'impôt. Des règles semblables peuvent s'appliquer si une société est un membre d'une société de personnes ou un bénéficiaire d'une fiducie qui est propriétaire d'actions ordinaires ou si une fiducie ou une société de personnes de laquelle une société est bénéficiaire ou membre est un membre d'une société de personnes ou un bénéficiaire d'une fiducie qui est propriétaire de telles actions.

Admissibilité aux fins de placement

Les actions ordinaires et les bons de souscription constitueront des placements admissibles aux termes de la Loi de l'impôt et de ses règlements d'application pour les fiducies régies par des régimes enregistrés d'épargne-retraite (*REER*), des fonds enregistrés de revenus de retraite (*FERR*), des régimes de participation différée aux bénéfices (*RPDB*) et des régimes enregistrés d'épargne-études (*REEE*), pourvu que les actions ordinaires soient inscrites à la cote d'une bourse de valeurs visée par règlement (ce qui comprend actuellement la TSX).

Conformément au certificat d'un dirigeant fourni par l'émetteur, les actions ordinaires et les bons de souscription ainsi que les actions ordinaires acquises à l'exercice des bons de souscription ne constitueront pas, en date du présent prospectus, un *bien étranger* pour les REER, FERR et RPDB et pour certaines autres personnes auxquelles la partie XI de la Loi de l'impôt s'applique.

Placements admissibles et biens étrangers

En date des présentes, les actions ordinaires et les bons de souscription constituent un placement admissible aux termes de la Loi de l'impôt pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des régimes de participation différée aux bénéfices, des fonds enregistrés de revenus de retraite et des régimes enregistrés d'épargne-études et ne constituent pas un *bien étranger* pour l'application de la partie XI de la Loi de l'impôt.

NON-RÉSIDENTS DU CANADA

La partie qui suit s'applique généralement à un porteur de bons de souscription spéciaux qui, aux fins de la Loi de l'impôt et à tout moment pertinent, n'est pas ni n'est réputé être un résident du Canada, n'utilise ni ne détient et n'est pas réputé utiliser ou détenir aux termes de la Loi de l'impôt des actions ordinaires ou des bons de souscription dans le cadre de l'exploitation d'une entreprise au Canada (un *porteur non résident*). De plus, le présent résumé ne s'applique pas à un assureur exploitant une entreprise d'assurance au Canada et ailleurs.

Exercice des bons de souscription spéciaux - Exercice ou échéance de bons de souscription

Les incidences fiscales fédérales canadiennes pour un porteur non résident de l'exercice de bons de souscription spéciaux ou de l'exercice ou de l'échéance de bons de souscription sont généralement les mêmes que celles décrites ci-dessus aux rubriques « Résidents du Canada - Exercice de bons de souscription spéciaux » et « Résidents du Canada - Exercice ou échéance de bons de souscription ».

Dividendes

Les dividendes sur des actions ordinaires payés ou crédités à un porteur non résident seront assujettis à une retenue d'impôt des non-résidents de 25 % aux termes de la Loi de l'impôt, bien que ce pourcentage puisse être réduit aux termes d'une convention fiscale applicable.

Disposition d'actions ordinaires ou de bons de souscription

Un porteur non résident ne sera pas assujetti à l'impôt aux termes de la Loi de l'impôt à l'égard des gains réalisés à la disposition d'une action ordinaire ou d'un bon de souscription, sauf si ces titres constituent un *bien canadien imposable* (au sens de la Loi de l'impôt) pour le porteur non résident au moment de la disposition et si le porteur non résident n'est pas par ailleurs autorisé à un allègement aux termes d'une convention fiscale applicable. En général, des actions ordinaires et des bons de souscription ne constitueront pas un bien canadien imposable d'un porteur non résident à un moment donné, pourvu que les actions ordinaires soient inscrites à la cote d'une bourse de valeurs visée par règlement (ce qui comprend la TSX) et que le porteur non résident, que ce soit seul ou conjointement avec des personnes avec lesquelles il a un lien de dépendance, ou ces dernières n'aient pas été propriétaires d'au moins 25 % des actions émises d'une catégorie ou d'une série du capital de l'émetteur, à tout moment au cours des cinq ans précédant immédiatement le moment donné.

Lorsque des actions ordinaires ou des bons de souscription constituent un *bien canadien imposable* d'un porteur non résident, les incidences fiscales fédérales canadiennes pour un porteur non résident de la disposition d'actions ordinaires ou de bons de souscription sont généralement les mêmes que celles décrites ci-dessus à la rubrique « Résidents du Canada - Disposition d'une action ordinaire ou d'un bon de souscription », sous réserve d'un allègement dont pourrait se prévaloir le porteur non résident aux termes d'une convention fiscale applicable.

CERTAINES INCIDENCES FISCALES AMÉRICAINES

Le texte qui suit décrit de façon générale les incidences fiscales fédérales américaines importantes de l'acquisition, de la propriété et de la disposition de bons de souscription spéciaux, de bons de souscription et d'actions ordinaires et d'actions sous-jacentes acquises à leur exercice ou à leur exercice réputé, selon le cas. Aux fins de l'exposé qui suit, l'expression *actions ordinaires* comprend les actions ordinaires et les actions sous-jacentes. Le texte qui suit est fondé sur les dispositions de l'*Internal Revenue Code of 1986* des États-Unis, en sa version modifiée (le *Code*), les règlements du *Treasury* promulgués ou proposés aux termes du Code, les règlements et les décisions de l'*Internal Revenue Service* (*IRS*) et les décisions judiciaires actuellement en vigueur, qui sont tous susceptibles d'être modifiés, peut-être avec effet rétroactif.

Le présent résumé n'aborde pas tous les aspects de l'impôt sur le revenu fédéral américain qui peuvent être pertinents pour les porteurs à la lumière de leur situation particulière ni n'aborde les incidences fiscales fédérales américaines pour les porteurs qui sont assujettis à des règles spéciales aux termes des lois fiscales fédérales des États-Unis, notamment (i) les courtiers ou négociateurs en valeurs mobilières ou en devises; (ii) les institutions financières; (iii) les investisseurs dans des entités de transfert; (iv) les organismes exonérés d'impôt ou les régimes de retraite admissibles; (v) les compagnies d'assurance; (vi) les personnes détenant des bons de souscription spéciaux, des actions ordinaires ou des bons de souscription dans le cadre d'une opération de couverture, de conversion ou de vente constructive, d'une opération sur double option ou d'une autre opération de gestion des risques; (vii) les porteurs qui ont acquis leurs bons de souscription spéciaux, actions ordinaires ou bons de souscription au moyen de la levée d'options d'achat d'actions à l'intention des employés ou par ailleurs à titre de rémunération; (viii) les personnes dont la *monnaie d'exploitation* n'est pas le dollar américain; (ix) les porteurs qui sont propriétaires, directement, indirectement ou implicitement de 10 % ou plus, d'après les droits de vote ou la valeur, des actions de l'émetteur; et (x) les porteurs qui détiennent leurs bons de souscription spéciaux, actions ordinaires ou bons de souscription

autrement qu'à titre d'immobilisations. En outre, le présent résumé n'aborde pas l'impôt minimum de remplacement ni ne tient compte des lois fiscales étatiques, locales ou non américaines.

On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux à l'égard des incidences fiscales fédérales américaines de l'acquisition, de la propriété et de la disposition d'actions ordinaires et de bons de souscription acquis à l'exercice ou à l'exercice réputé de bons de souscription spéciaux à la lumière de leur situation particulière ainsi qu'à l'égard de l'effet des lois fiscales étatiques, locales ou non américaines ou des conventions fiscales applicables.

Porteurs américains

Le résumé qui suit s'adresse aux porteurs américains. Au sens des présentes, un *porteur américain* désigne un porteur qui est (1) un citoyen ou un résident des États-Unis; (2) une société, une société de personnes ou une autre entité créée ou établie aux États-Unis ou dans une subdivision politique des États-Unis ou en vertu des lois de celles-ci; (3) une succession dont le revenu est assujetti à l'impôt sur le revenu fédéral américain sans égard à sa source; ou (4) une fiducie dont l'administration est assujettie à la supervision principale d'un tribunal américain et dont une ou plusieurs personnes américaines ont le pouvoir de contrôler toutes les décisions importantes, ou une fiducie qui a choisi d'être traitée à titre de personne américaine.

Acquisition d'actions ordinaires et de bons de souscription; attribution du prix d'émission

Aux fins de l'impôt sur le revenu fédéral américain, l'acquisition par un porteur américain d'un bon de souscription spécial sera traitée comme l'acquisition directe d'une action ordinaire et d'un demi-bon de souscription. Le prix d'émission d'un bon de souscription spécial pour le porteur américain doit être attribué entre l'action ordinaire et le demi-bon de souscription proportionnellement à leur juste valeur marchande respective au moment de l'émission. Cette attribution établira l'assiette fiscale initiale de ce porteur à l'égard de l'action ordinaire et du demi-bon de souscription. À ses fins, l'émetteur s'attend à attribuer 0,12 $ du prix de l'émission de chaque bon de souscription spécial en contrepartie de l'émission de chaque action ordinaire et 0,01 $ du prix de l'émission de chaque bon de souscription spécial en contrepartie de l'émission de chaque demi-bon de souscription (compte non tenu du regroupement). Bien que l'émetteur croie que cette attribution est raisonnable, l'attribution ne liera par l'IRS. Si le porteur américain utilise cette attribution à ses fins et que l'attribution n'est pas respectée, le gain en capital finalement réalisé ou la perte en capital finalement subie à la disposition d'actions ordinaires ou de bons de souscription acquis à l'exercice ou à l'exercice réputé des bons de souscription spéciaux pourrait être touché.

Distributions sur les actions ordinaires

Sous réserve du texte présenté ci-après à la rubrique « Dispositions spéciales visant l'impôt », les distributions (y compris les dividendes implicites), le cas échéant, effectuées par l'émetteur à l'égard d'actions ordinaires constitueront généralement des dividendes pour les porteurs américains, dans la mesure où les distributions sont effectuées sur les bénéfices ou les profits courants ou non répartis de l'émetteur (tels qu'ils sont établis aux fins de l'impôt sur le revenu fédéral américain). Si un dividende est versé en une monnaie autre que le dollar américain, le montant pouvant être inclus dans le revenu brut du porteur américain correspondra à la valeur en dollars américains du dividende, calculée selon le taux de change en vigueur à la date à laquelle le porteur américain reçoit le dividende, sans égard au fait que le versement ait été ou non réellement converti en dollars américains. **On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux à l'égard de la réception d'un dividende dans une devise autre que le dollar américain et des incidences fiscales fédérales américaines de la conversion de ce dividende en dollars américains après la date de la réception.**

Une distribution effectuée par l'émetteur en excédent de ses bénéfices et de ses profits courants et non répartis sera considérée en premier lieu comme un remboursement de capital exonéré d'impôt, ce qui réduira l'assiette fiscale rajustée des actions ordinaires du porteur américain (mais qui ne sera jamais inférieure à zéro). Si une distribution excède l'assiette fiscale rajustée à l'égard des actions ordinaires d'un porteur américain, la distribution sera imposable à titre de gain en capital. Les dividendes reçus sur les actions ordinaires par un porteur américain qui est une société ne seront, en règle générale, pas admissibles à une déduction sur les dividendes reçus.

Aux termes des lois actuelles, un gain en capital net à long terme réalisé par un porteur américain qui n'est pas une société (y compris un particulier) sera, en règle générale, admissible aux taux d'imposition préférentiels. La déductibilité des pertes en capital est assujettie à des restrictions importantes. Avec l'adoption de la *Jobs and Growth Tax Reconciliation Act of 2003*, pour les années d'imposition commençant après le 31 décembre 2002 et avant le 1er janvier 2009, les dividendes reçus par des actionnaires qui ne sont pas des sociétés (y compris des particuliers) et provenant de sociétés étrangères admissibles (au sens de *qualified foreign corporations* défini à l'alinéa 1(h)(11) du Code) seront en général imposés aux mêmes taux préférentiels qui s'appliquent à un gain en capital net à long terme. Bien que ce ne soit pas entièrement clair aux termes des lois actuelles, il semble que l'émetteur devrait constituer une société étrangère admissible. Si l'émetteur est classé à titre *société de placement étrangère passive* (décrite ci-après) pour l'année d'imposition au cours de laquelle il verse un dividende ou pour l'année d'imposition précédente, ou ne constitue par ailleurs pas une société étrangère admissible, le dividende versé par l'émetteur à l'égard des actions ordinaires détenues par des porteurs américains qui ne sont pas des sociétés sera imposable à titre de revenu ordinaire.

Vente ou échange d'actions ordinaires

Sous réserve de ce qui est présenté ci-après à la rubrique « Dispositions spéciales visant l'impôt », un porteur américain constatera un gain ou une perte en capital à la vente ou à l'échange d'actions ordinaires correspondant à la différence entre (1) le montant réalisé par ce porteur américain et (2) son assiette fiscale rajustée à l'égard de ses actions ordinaires. Le gain en capital ou la perte en capital constituera en général un gain ou une perte en capital à long terme si le porteur américain détenait les actions ordinaires pour plus d'une année au moment de la disposition. Aux termes des lois actuelles, un gain en capital net à long terme réalisé par des porteurs américains qui ne sont pas des sociétés (y compris des particuliers) est, en règle générale, admissible aux taux d'imposition préférentiels. La déductibilité des pertes en capital est assujettie à des restrictions importantes.

Exercice de bons de souscription

À l'exercice d'un bon de souscription, un porteur américain ne constatera aucun gain ni aucune perte. L'assiette fiscale initiale d'un porteur américain à l'égard des actions ordinaires acquises à l'exercice d'un bon de souscription devrait correspondre à l'assiette fiscale rajustée du porteur américain à l'égard du bon de souscription, majorée du prix d'exercice et déduction faite du gain, le cas échéant, réalisé. La période de détention de ces actions ordinaires débutera le jour suivant la date de l'exercice et exclura la période pendant laquelle le porteur américain détient le bon de souscription.

Rajustement au prix d'exercice ou au ratio de conversion

Les rajustements au prix d'exercice ou au ratio de conversion des bons de souscription qui ont lieu en certaines circonstances, ou le défaut de faire ces rajustements, peuvent faire en sorte que les porteurs américains reçoivent des distributions implicites. Si ces distributions implicites sont reçues, les porteurs américains peuvent être tenus de constater un revenu aux fins de l'impôt sur le revenu fédéral américain sans recevoir une distribution correspondante d'espèces ou de biens. Voir « Distributions sur les actions ordinaires » ci-dessus.

Vente, échange et échéance des bons de souscription

Sous réserve de ce qui est présenté ci-après à la rubrique « Dispositions spéciales visant l'impôt », le porteur américain constatera un gain ou une perte en capital à la vente ou à l'échange d'un bon de souscription correspondant à la différence entre (1) le montant réalisé par ce porteur américain et (2) son assiette fiscale à l'égard du bon de souscription. Si un bon de souscription vient à échéance sans qu'il soit exercé, le porteur américain constatera une perte en capital correspondant à l'assiette fiscale rajustée de ce porteur à l'égard du bon de souscription. Un gain ou une perte en capital constaté à la vente, à l'échange ou à l'échéance d'un bon de souscription constituera en général un gain ou une perte en capital à long terme si le porteur américain a détenu le bon de souscription pendant plus d'un an. Aux termes des lois actuelles, un gain en capital net à long terme constaté par des porteurs américains qui ne sont pas des sociétés (y compris des particuliers) est, en règle générale, admissible aux taux d'imposition préférentiels. La déductibilité des pertes en capital est assujettie à des restrictions importantes.

Crédit d'impôt étranger

Aux fins de l'impôt sur le revenu fédéral américain, le porteur américain qui paie (ou qui a retenu sur ses distributions) un impôt sur le revenu canadien ou étranger à l'égard de la propriété d'actions ordinaires ou de bons de souscription peut être admissible, à son gré, à une déduction ou à un crédit d'impôt à l'égard de cet impôt étranger payé ou retenu. **Les règles visant le crédit d'impôt étranger des États-Unis sont extrêmement complexes; l'admissibilité au crédit d'impôt étranger et l'application des restrictions relatives à ce crédit constituent des cas d'espèces. On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux à l'égard de l'application des règles de crédit d'impôt étranger des États-Unis à la lumière de leur situation particulière.**

Dispositions spéciales visant l'impôt

Le traitement fiscal fédéral américain des placements effectués par des personnes américaines dans des sociétés non américaines est assujetti à des dispositions spéciales en vertu du Code, dispositions qui pourraient modifier les incidences fiscales fédérales américaines décrites ci-dessus.

Société de placement étrangère passive

Les personnes américaines qui sont propriétaires d'actions d'une *société de placement étrangère passive* (*SPEP*) sont assujetties à un régime fiscal fédéral spécial relativement à des distributions précises reçues de la SPEP et aux gains réalisés à la vente, à l'échange ou à une autre disposition des actions de la SPEP. En règle générale, une société non américaine constituera une SPEP pour une année d'imposition au cours de laquelle, après avoir appliqué les règles de transparence pertinentes, soit (1) au moins 75 % de son revenu brut est un revenu passif ou (2) au moins 50 % de la valeur moyenne de l'actif se compose d'éléments d'actif qui produisent un revenu passif ou qui sont détenus à cette fin. À cette fin, un revenu passif s'entend généralement, entre autres, des dividendes, des intérêts, des loyers, des redevances et des gains tirés de certaines opérations sur marchandises.

L'émetteur a reçu un avis provenant de Perkins Coie LLP, conseiller fiscal spécial américain de l'émetteur selon lequel, malgré certains doutes, l'émetteur ne devrait pas être une SPEP pour l'année d'imposition comprenant la date de la clôture de l'acquisition d'Alumbrera et se terminant le 31 décembre 2003, relativement aux bons de souscription spéciaux, aux bons de souscription ou aux actions ordinaires pouvant être reçus à l'exercice de ces bons. L'avis est fondé sur certaines déclarations de faits, notamment (1) la composition du revenu brut et de l'actif de l'émetteur et de ses diverses filiales, y compris MAA pour l'année d'imposition 2003 et (2) le dépôt prévu dans les délais prescrits du choix fait par MAA d'être classée à titre de société de personnes aux fins de l'impôt sur le revenu fédéral américain et prenant effet immédiatement avant la date de l'acquisition d'Alumbrera. L'avis est assujetti à des restrictions standard, notamment le fait qu'il est fondé sur les lois actuelles,

qui pourraient changer rétroactivement, et ne lie pas l'IRS ou un quelconque tribunal. Par conséquent, il est possible que l'émetteur puisse, sous réserve de l'avis, être classé à titre de SPEP pour son année d'imposition 2003. En outre, l'avis n'aborde pas le statut potentiel de l'émetteur à titre de SPEP pour les années d'imposition autres que l'année d'imposition 2003. Par conséquent, puisque l'émetteur peut avoir été une SPEP pour les années d'imposition précédant 2003, les porteurs américains peuvent être assujettis aux règles régissant les SPEP décrites ci-après à l'égard des titres participatifs de l'émetteur acquis avant l'année d'imposition 2003. De plus, si un émetteur devient une SPEP au cours des années d'imposition futures, les porteurs américains qui détiennent des bons de souscription, des actions ordinaires ou d'autres titres participatifs dans l'émetteur au cours de ces années seront généralement assujettis aux règles présentées ci-après. L'émetteur prévoit que, sauf changement important dans la composition de son actif ou de son revenu, bien qu'il subsiste des doutes, il ne devrait pas être une SPEP dans les années d'imposition à venir.

Un porteur américain qui détient des actions dans une société non américaine au cours d'une année durant laquelle cette société est classée à titre de SPEP est assujetti à l'imposition sur le revenu fédéral américain en vertu de l'un des trois autres régimes fiscaux au choix de ce porteur américain. **Les règles relatives à l'établissement d'une société à titre de SPEP et le traitement des porteurs d'actions dans une SPEP sont extrêmement complexes. On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux à l'égard de l'application des règles régissant les SPEP à la lumière de leur situation particulière.**

Règles prévues à l'article 1291

Si un porteur américain ne fait pas un choix relatif à un FAC dans les délais prescrits ou un choix relatif à l'évaluation à la valeur du marché (voir ci-après) pour une année d'imposition au cours de laquelle l'émetteur est considéré comme une SPEP, les incidences fiscales fédérales américaines pour un porteur américain seront généralement établies selon la méthode de *frais d'intérêt*. En règle générale, aux termes de la méthode de frais d'intérêt : (i) un gain réalisé à la disposition des actions ordinaires ou des bons de souscription ainsi que toute *distribution excédentaire* reçue à l'égard des actions ordinaires seront considérés comme un revenu ordinaire produit sur un même pied d'égalité chaque jour au cours de la période de détention du porteur américain à l'égard des actions ordinaires et des bons de souscription; (ii) la part du gain ou de la distribution excédentaire qui est attribuable aux années d'imposition précédentes, autres qu'une année précédant le moment où la société devient une SPEP, sera assujettie à l'impôt sur le revenu fédéral américain au taux le plus haut applicable au revenu ordinaire pour les années d'imposition pertinentes, sans égard au taux d'imposition qui s'appliquerait normalement aux porteurs américains; et (iii) les frais d'intérêt seront imposés sur l'impôt sur le revenu fédéral américain à payer comme si cet impôt représentait une insuffisance fiscale pour les années d'imposition antérieures, autres qu'une année précédant le moment où la société est devenue une SPEP.

Choix relatif à un FAC

En règle générale pour toute année d'imposition où l'émetteur est une SPEP, si un porteur américain choisit, dans les délais prescrits, de traiter l'émetteur à titre de fonds admissible au choix (*FAC*) (*Qualified Electing Fund*) à l'égard de la participation de ce porteur dans celle-ci, le porteur américain faisant le choix devrait inclure annuellement dans son revenu brut (i) sa quote-part des bénéfices ordinaires de l'émetteur et (ii) sa quote-part de tout gain en capital net de l'émetteur, sans égard au fait que ce revenu ou ce gain ait été distribué ou non. Dans certains cas où un FAC ne distribue pas la totalité de ses bénéfices dans une année d'imposition, les porteurs américains faisant un choix pourraient choisir de reporter le paiement d'une partie ou de la totalité de leur impôt sur le revenu fédéral américain sur leurs bénéfices non répartis du FAC, sous réserve de frais d'intérêt sur le montant de l'impôt reporté. En outre, un porteur américain de bons de souscription ne peut faire un choix relatif à un FAC pour les bons de souscription ni pour les actions ordinaires reçues à l'exercice

des bons de souscription avant l'imposition dans laquelle ces bons de souscription sont exercés. Des règles spéciales s'appliquent à un porteur américain qui est propriétaire de sa participation dans une SPEP par l'intermédiaire d'une ou de plusieurs entités ou personnes. Bien que l'émetteur s'attende à recevoir un avis selon lequel, malgré certains doutes, l'émetteur ne devrait pas être une SPEP pour l'année d'imposition comprenant la date de clôture de l'acquisition d'Alumbrera et se terminant le 31 décembre 2003 (voir ci-dessus), dans le cas où l'émetteur ou l'IRS décide que l'émetteur est une SPEP, l'émetteur fournira à un porteur américain ou mettra à sa disposition, sur demande écrite, tous les renseignements et la documentation que ce porteur doit obtenir s'il veut faire un choix relatif à un FAC aux fins de l'impôt sur le revenu fédéral américain. Toutefois, l'émetteur conserve le droit de ne pas fournir ces renseignements s'ils sont demandés par des porteurs de moins de 5 % des actions ordinaires alors en circulation de l'émetteur.

En règle générale, un porteur américain peut faire un choix relatif à un FAC pour une année d'imposition à tout moment et au plus tard à la date limite (établie quant aux prolongations) pour le dépôt de la déclaration de revenu fédérale américaine de ce porteur pour cette année d'imposition (la *date limite du choix*). Les règlements du *Treasury* prévoient généralement qu'un porteur américain peut être autorisé à faire un choix relatif à un FAC pour une année d'imposition après la date limite du choix (un *choix relatif à un FAC rétroactif*) si ce porteur, notamment, est un *actionnaire admissible* (ce qui exige généralement la propriété de moins de 2 % du droit de vote et de la valeur de chaque catégorie d'actions de la société étrangère pour toutes les périodes pertinentes) ou (i) *a cru raisonnablement* (au sens de l'expression *reasonably believed* des règlements du *Treasury*) que, à la date limite du choix, la société étrangère n'était pas une SPEP pour son année d'imposition au cours de laquelle le choix relatif à un FAC rétroactif a été fait, et (ii) a déposé un *relevé d'exonération* (au sens de l'expression *Protective Statement* dans les règlements du *Treasury*) qui doit généralement être joint à la déclaration de revenu fédérale d'un porteur américain pour sa première année d'imposition à laquelle s'applique le *relevé d'exonération*. **On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux à l'égard de la possibilité de se prévaloir d'un choix relatif à un FAC rétroactif et des exigences procédurales et autres qui doivent être respectées pour qu'ils puissent continuer de faire ce choix.**

Choix relatif à l'évaluation à la valeur du marché

Les porteurs américains qui détiennent, réellement ou implicitement, des actions ou des bons de souscription négociables à l'égard des actions négociables (ce qui comprend généralement les actions ordinaires et les bons de souscription) d'une SPEP peuvent choisir d'évaluer ces actions ou ces bons de souscription à leur valeur du marché respectives (un *choix relatif à l'évaluation à la valeur du marché*), ce qui est une solution de rechange au choix relatif à un FAC. Si un porteur américain fait un choix relatif à l'évaluation à la valeur du marché valable, il inclura généralement dans son revenu pour l'année d'imposition un montant égal à l'excédent, le cas échéant, de la juste valeur marchande des actions ordinaires ou des bons de souscription à la fin de cette année d'imposition sur l'assiette fiscale rajustée de ce porteur américain à l'égard de ces actions ordinaires ou de ces bons de souscription. En outre, le porteur américain est généralement autorisé à déduire la moindre des sommes suivantes : (i) l'excédent, le cas échéant, de l'assiette fiscale rajustée de ce porteur américain à l'égard des actions ordinaires ou des bons de souscription sur la juste valeur marchande de ces actions ordinaires ou bons de souscription en date de la clôture de l'année d'imposition ou (ii) l'excédent, le cas échéant, A) des gains réalisés d'après l'évaluation à la valeur du marché des actions ordinaires ou des bons de souscription inclus dans le revenu brut par ce porteur américain relativement à des années d'imposition antérieures sur B) les pertes subies d'après l'évaluation à la valeur du marché des actions ordinaires ou des bons de souscription qui étaient admissibles à titre de déductions pour les années d'imposition antérieures. L'assiette fiscale rajustée d'un porteur américain à l'égard des actions ordinaires ou des bons de souscription sera augmentée ou diminuée pour tenir compte de la somme incluse ou déduite en conséquence du choix relatif à l'évaluation à la valeur du marché.

Autres règles

Dans l'éventualité où l'émetteur serait une SPEP en 2003 ou pendant de futures années d'imposition, l'IRS a institué des règlements qui, sous réserve de certaines exceptions, considèrent comme imposables certaines cessions d'actions ordinaires ou de bons de souscription qui ne sont généralement pas imposés par ailleurs, tel que des dons, des échanges aux termes de restructurations d'entreprises et des biens transmis par décès. En général, dans ces cas, l'assiette fiscale à l'égard des actions ordinaires ou des bons de souscription dans les mains du cessionnaire et l'assiette fiscale à l'égard de tout bien reçu en échange de ces actions ordinaires ou ces bons de souscription serait augmentée par le gain constaté. Un porteur américain qui a fait un choix relatif à un FAC dans les délais prescrits (tel qu'il est décrit précédemment) ne sera généralement pas imposé sur ces cessions L'assiette fiscale du cessionnaire, dans ce cas, sera tributaire de la manière dont est effectué la cession. L'incidence fiscale particulière pour le porteur américain et pour le cessionnaire peut varier selon le mode de transfert des actions ordinaires ou des bons de souscription.

Société étrangère contrôlée et société de portefeuille privée étrangère

Les lois de l'impôt sur le revenu fédéral américaines contiennent des règles spéciales visant le traitement fiscal des personnes américaines qui sont propriétaires d'actions d'une société non américaine classée à titre de *société étrangère contrôlée* (*SEC*) ou de *société de portefeuille privée étrangère* (*SPPE*). Selon la distribution prévue des actions ordinaires parmi les porteurs américains et les porteurs non américains, l'émetteur ne s'attend pas à être classé comme SEC ou SPPE. Bien que l'émetteur s'attende à ne pas être classé comme SEC ou SPPE pour toute année, des changements futurs dans la propriété des actions ordinaires pourraient faire en sorte que l'émetteur deviennent une SEC ou une SPPE. **On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux relativement à la manière dont les règles sur les SEC et les SPPE pourraient influer sur leur situation fiscale.**

Porteurs non américains

Le texte qui suit s'adresse aux porteurs non américains. Un *porteur non américain*, aux présentes, est un porteur autre qu'un porteur américain.

Versements de l'intérêt; dividendes

Sous réserve de ce qui est présenté ci-après à la rubrique « Retenue d'impôt de réserve et exigences de déclaration », les versements, le cas échéant, de l'intérêt cumulé sur le produit entiercé et des dividendes versés sur les actions ordinaires acquises à l'exercice ou à l'exercice réputé des bons de souscription spéciaux ne seront généralement pas assujettis à l'impôt féderal américain, notamment à la retenue d'impôt fédérale américaine, s'ils sont versés à un porteur non américain, à la condition que ces versements ne soient pas effectivement rattachés à l'exploitation par ce porteur non américain d'un commerce ou d'une entreprise aux États-Unis, et, si certaines dispositions d'une convention s'appliquent, ne soient pas attribuables à un établissement permanent maintenu par ce porteur aux États-Unis.

Vente, échange ou autre disposition d'actions ordinaires ou de bons de souscription

Sous réserve de ce qui est présenté ci-après à la rubrique « Retenue d'impôt de réserve et exigences de déclaration », un gain réalisé à la vente, à l'échange ou à une autre disposition des actions ordinaires ou bons de souscription ne devrait généralement pas être assujetti à l'impôt sur le revenu fédéral américain, notamment à une retenue d'impôt fédérale américaine, sauf si (1) le gain est effectivement rattaché à l'exploitation par ce porteur non américain d'un commerce ou d'une entreprise aux États-Unis et, si certaines dispositions d'une convention s'appliquent, est attribuable à un établissement permanent maintenu par ce porteur aux États-Unis ou si (2) dans le cas d'un porteur non américain qui est un particulier étranger non résident, le porteur non résident est présent aux

États-Unis pendant au moins 183 jours au cours de l'année d'imposition où a lieu la vente, l'échange ou une autre disposition et si certaines autres conditions sont remplies.

Retenue d'impôt de réserve et exigences de déclaration

Les versements de l'intérêt cumulé sur le produit entiercé et des dividendes sur les actions ordinaires, dans la mesure où ces versements sont considérés comme étant faits aux États-Unis à un porteur, et le produit de la vente, de l'échange ou du rachat des actions ordinaires ou des bons de souscription peuvent être assujettis à des exigences de déclaration américaines et à une retenue d'impôt de réserve américaine, sauf si le porteur (i) est un bénéficiaire exonéré (y compris une société), (ii) est un bénéficiaire qui respecte certaines exigences, notamment des exigences d'attestation appropriée, ou (iii) se retrouve sous certaines autres catégories de personnes. Pour les années d'imposition se terminant de 2003 à 2010, le taux de retenue d'impôt de réserve sera de 28 %.

DESCRIPTION DES TITRES PLACÉS

Actions ordinaires

L'émetteur est autorisé à émettre jusqu'à 700 000 000 d'actions ordinaires, dont 22 860 092 sont émises et en circulation en date du 30 juin 2003.

Les porteurs d'actions ordinaires ont le droit de recevoir un avis des assemblées des actionnaires de l'émetteur, d'y être présents et d'exprimer une voie par action ordinaire à toutes les assemblées. Les porteurs d'actions ordinaires n'ont pas de droit de vote cumulatif à l'égard de l'élection des administrateurs, et par conséquent, les porteurs d'une majorité des actions ordinaires en circulation qui ont le droit de voter à l'élection des administrateurs peuvent élire tous les administrateurs qui se présentent aux élections. Les porteurs d'actions ordinaires ont le droit de recevoir au *pro rata* a) les dividendes, le cas échéant, lorsqu'ils sont déclarés par le conseil d'administration de l'émetteur, à son gré, sur les fonds légalement disponibles à cette fin et b) au moment de la liquidation, de la dissolution ou de la cessation des affaires de l'émetteur, l'actif net de l'émetteur après le paiement des dettes ainsi que d'autres éléments de passif, dans chaque cas sous réserve des droits, des privilèges, des restrictions et des conditions rattachés à toute série ou catégorie d'actions ayant priorité de rang ou au *pro rata* des actions ordinaires à l'égard des dividendes ou de la liquidation. Les actions ordinaires ne comportent pas de droits préférentiels de souscription, de droits de rachat ou de droits de conversion ni de dispositions en matière de fonds d'amortissement ou de fonds de rachat.

Bons de souscription

Les bons de souscription ont été créés et seront émis conformément à l'acte relatif aux bons de souscription. L'émetteur a désigné le bureau de transfert principal du fiduciaire à Vancouver, en Colombie-Britannique, comme lieu où les bons de souscription peuvent être déposés pour leur exercice ou leur cession. Le texte qui suit, qui résume de façon non exhaustive certaines dispositions de l'acte relatif aux bons de souscription, est donné entièrement sous réserve des dispositions de l'acte relatif aux bons de souscription.

Chaque bon de souscription entier confère à son porteur le droit de souscrire une action ordinaire au prix de 2,00 $ à tout moment avant 16 h (heure de Vancouver) le 29 mai 2008, après quoi les bons de souscription viendront à échéance et deviendront nuls et sans effet. Le prix d'exercice et le nombre d'actions ordinaires pouvant être émises à l'exercice peuvent tous deux faire l'objet de rajustement dans certaines circonstances, lesquelles font l'objet d'une description plus complète ci-après. Aux termes de l'acte relatif aux bons de souscription, l'émetteur sera autorisé à acheter sur le marché, par contrat de gré à gré ou autrement, la totalité ou une partie des bons de souscription alors en circulation, et tout bon de souscription ainsi acheté sera annulé.

L'acte relatif aux bons de souscription prévoit des rajustements du nombre d'actions ordinaires pouvant être émises à l'exercice des bons de souscription lorsque surviennent certains événements, notamment :

a) l'émission d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou convertibles en de telles actions auprès de la totalité ou de la quasi-totalité des porteurs d'actions ordinaires, à titre de dividendes en actions ou d'autres distributions (autres qu'un dividende versé dans le *cours normal des activités*, tel que défini dans l'acte relatif aux bons de souscription, ou qu'une distribution d'actions ordinaires à l'exercice des bons de souscription ou aux termes de la levée des options d'achat d'actions des administrateurs, des dirigeants ou des employés qui ont été octroyées aux termes du régime d'options d'achat d'actions de l'émetteur);

b) la subdivision, la redivision ou la modification des actions ordinaires en un nombre supérieur d'actions ordinaires;

c) la réduction, la combinaison ou le regroupement (autres que le regroupement défini aux présentes) des actions ordinaires en un nombre inférieur d'actions;

d) l'émission, auprès de la totalité ou de la quasi-totalité des porteurs d'actions ordinaires, de droits, d'options ou de bons de souscription aux termes desquels ces porteurs sont autorisés, au cours d'une période se terminant au plus tard 90 jours suivant la date de référence à l'égard de cette émission, à souscrire ou à acheter des actions ordinaires ou des titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires, au prix par action (ou à un prix d'échange ou de conversion par action) de moins de 95 % du *cours du marché*, tel que défini dans l'acte relatif aux bons de souscription, pour les actions ordinaires à cette date de référence;

e) l'émission ou la distribution, auprès de la totalité ou de la quasi-totalité des porteurs d'actions ordinaires ou d'actions de toutes catégories autres que les actions ordinaires, de droits, d'options ou de bons de souscription visant l'acquisition d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires ou tout bien ou élément d'actif de l'émetteur, notamment des titres de créance ou l'émission ou la distribution, auprès de la totalité ou de la quasi-totalité des porteurs d'actions ordinaires, de tout bien ou autre élément d'actif, notamment des espèces ou des titres.

L'acte relatif aux bons de souscription prévoit également le rajustement de la catégorie ou du nombre de titres pouvant être émis à l'exercice des bons de souscription ou du prix d'exercice par titre si l'un des événements suivant survient : (i) la reclassification ou la redésignation des actions ordinaires; (ii) le regroupement ou la fusion de l'émetteur avec une autre entité et les plans d'arrangement avec celle-ci (autres que les regroupements, les fusions et les plans d'arrangement qui ne donnent pas lieu à une reclassification des actions ordinaires ou à un changement des actions ordinaires en d'autres actions); ou (iii) la cession (autre qu'une cession à l'une des filiales de l'émetteur) des entreprises ou des éléments d'actif de l'émetteur dans sa totalité ou sa quasi-totalité à une autre société ou entité.

L'émetteur s'est engagé dans l'acte relatif aux bons de souscription, durant la période pendant laquelle les bons de souscription peuvent être exercés, à donner avis aux porteurs de bons de souscription de certains événements déclarés, y compris des événements qui pourraient provoquer un rajustement du prix d'exercice des bons de souscription ou du nombre d'actions ordinaires pouvant être émises à l'exercice des bons de souscription, au moins quatorze jours avant la date de référence ou la date de prise d'effet, selon le cas, de cet événement.

Aucune fraction d'action ordinaire ne pourra être émise à l'exercice des bons de souscription et aucune contrepartie en espèces ou autre ne sera versée au lieu d'une fraction d'action. Les porteurs de bons de souscription ne posséderont pas de droits de vote, de droits préférentiels de souscription ou tout autre droit conféré à un porteur d'actions ordinaires.

L'émetteur et le fiduciaire peuvent, à l'occasion et sans le consentement des porteurs des bons de souscription, modifier ou compléter l'acte relatif aux bons de souscription dans le but, notamment, de rectifier une disposition comportant une lacune ou entachée d'un vice ou d'y apporter toute autre modification ne portant pas atteinte aux droits des porteurs de bons de souscription. Toute modification ou tout supplément à l'acte relatif aux bons de souscription qui porte atteinte aux droits des porteurs de bons de souscription ne peut être effectué que par voie de *résolution extraordinaire*, laquelle est définie dans l'acte relatif aux bons de souscription comme étant une résolution (i) adoptée à l'assemblée des porteurs de bons de souscription au cours de laquelle les porteurs de bons de souscription présents en personne ou par procuration représentent au moins 20 % du nombre total des actions sous-jacentes pouvant être acquises aux termes de tous les bons de souscription alors en circulation, et adoptée par le vote affirmatif des porteurs de bons de souscription ayant droit d'acquérir au moins 75 % du nombre total des actions sous-jacentes pouvant être acquises aux termes de tous les bons de souscription représentés à l'assemblée et ayant fait l'objet d'un scrutin relativement à cette résolution ou (ii) adoptée aux termes d'un acte signé par les porteurs de bons de souscription représentant au moins 75 % du nombre total d'actions sous-jacentes pouvant être acquises aux termes des bons de souscription alors en circulation.

STRUCTURE DU CAPITAL CONSOLIDÉ

Le tableau qui suit présente la structure du capital consolidé de l'émetteur au 31 décembre 2002, au 31 mars 2003 (compte non tenu de l'exercice ou de l'exercice présumé de tout bon de souscription spécial) et au 31 décembre 2002, compte tenu de l'exercice ou de l'exercice présumé de tous les bons de souscription spéciaux :

Structure du capital consolidé

	En circulation ou en cours au 31 décembre 2002 (vérifié)	En circulation ou en cours au 31 mars 2003(1) (non vérifié)	En circulation ou en cours au 31 décembre 2002 compte tenu de l'exercice de tous les bons de souscription spéciaux (non vérifié)
Actions ordinaires(2) (Autorisé : 700 000 000 au 30 juin 2003)	158 635 $ (18 860 092 actions)	162 417 $ (22 860 092 actions)	258 720(3) $ (99 900 402 actions)
Actions privilégiées de premier rang (Autorisé : 100 000 000)	-- --	-- --	-- --
Actions privilégiées de second rang (Autorisé : 100 000 000)	-- --	-- --	-- --
Bons de souscription spéciaux	Néant	100 085 $ (810 403 101 bons de souscription spéciaux)	● $ Néant
Surplus d'apport	115	885	115
Déficit	99 486 $	100 657 $	99 486 $
Total de la structure du capital	59 264 $	162 730 $	159 349 $

(1) Compte non tenu de l'exercice ou de l'exercice présumé de tout bon de souscription spécial.

(2) À l'heure actuelle, outre les actions ordinaires réservées aux fins d'émission à l'exercice des bons de souscription, 42 850 150 actions ordinaires sont réservées aux fins d'émission à l'exercice de bons de souscription en cours de l'émetteur, 8 950 000 actions ordinaires sont réservées aux fins d'émission à l'exercice d'options en cours octroyées en vertu du régime d'options sur actions de l'émetteur et ● actions ordinaires sont réservées aux fins d'émission à l'exercice

de l'option de conversion décrite à la rubrique « Acquisitions et aliénations importantes de propriétés ». Voir la rubrique « Options d'achat de titres ».

(3) Avant la déduction des charges du placement privé.

OPTIONS D'ACHAT DE TITRES

RÉGIME D'OPTIONS D'ACHAT D'ACTIONS

On trouvera des précisions sur le régime d'options d'achat d'actions de l'émetteur sous la rubrique « Rémunération de la haute direction - Régime d'options d'achat d'actions ».

Le tableau suivant donne certains renseignements sur les options attribuées dans le cadre du régime d'options d'achat d'actions et en circulation au 30 juin 2003 :

Porteurs d'options	Nombre d'actions ordinaires visées par des options	Prix de levée par action ordinaire	Date d'expiration	Valeur marchande à la date d'attribution
Hauts dirigeants (5 personnes)	280 000 710 000 5 320 000	1,50 $ 1,30 $ 1,35 $	8 août 2006 6 février 2008 16 juin 2010	0,75 $ 1,30 $ 1,35 $
Administrateurs (1) (5 personnes)	270 000 150 000 100 000(2) 1 300 000	1,50 $ 1,30 $ 1,50 $ 1,35 $	8 août 2006 6 février 2008 30 juillet 2004 16 juin 2010	0,75 $ 1,30 $ 0,75 $ 1,35 $
Employés (3 personnes)	20 000	1,50 $	8 août 2006	0,75 $
Conseillers (13 personnes)	30 000 320 000 150 000 130 000	1,30 $ 1,35 $ 1,70 $ 1,35 $	6 février 2008 16 juin 2010 26 avril 2008 23 juin 2010	1,30 $ 1,35 $ 1,70 $ 1,35 $

(1) Compte non tenu des administrateurs qui sont également hauts dirigeants de l'émetteur.

(2) Les porteurs de ces options sont deux anciens administrateurs.

BONS DE SOUSCRIPTION D'ACTIONS ORDINAIRES

L'émetteur a émis des bons de souscription d'actions ordinaires en circulation conformément à ce qui est indiqué ci-dessous, compte non tenu de l'exercice réel ou réputé des bons de souscription spéciaux :

Nombre de bons de souscription	Prix d'exercice par bon de souscription	Date d'expiration
1 000 000	2,00 $	31 décembre 2003
50 000	0,75 $	8 mars 2004
30 000	1,10 $	23 juillet 2004
2 000 000	1,30 $	2 août 2004
4 000 000	1,30 $	18 mars 2005
100 000	1,50 $	23 avril 2005
200 000	1,50 $	8 mai 2005
40 470 1550	2,00 $	29 mai 2008

De plus, l'émetteur prévoit émettre le bon de souscription visant les frais de prolongation à l'exercice réel ou réputé par Endeavour Mining de l'option à Endeavour Mining. Voir « Dettes convertibles ».

DETTES CONVERTIBLES

Pour un exposé sur les dettes convertibles impayées, voir « Développement général des activités - Acquisitions et aliénations importantes de propriétés ».

VENTES ANTÉRIEURES ET RENSEIGNEMENTS SUR LES OPÉRATIONS

VENTES ANTÉRIEURES

Depuis le 30 mai 2002, l'émetteur a émis au total 10 639 736 actions ordinaires (compte tenu regroupement), conformément à ce qui suit :

Date	Nombre d'actions ordinaires	Prix d'émission par action ordinaire	Prix d'émission global
8 juillet 2002	2 200 000	1,50 $	3 300 000 $
11 juillet 2002	600 000	1,50 $	900 000 $
23 juillet 2002	30 000	1,00 $	30 000 $
23 juillet 2002	639 934	1,50 $	959 901 $
23 juillet 2002	389 934	1,50 $	584 901 $
23 juillet 2002	779 868	1,50 $	1 169 803 $
2 août 2002	2 000 000	1,00 $	2 000 000 $
18 mars 2003	4 000 000	1,00 $ à 1,15 $	4 075 750 $

La rubrique « Options d'achat de titres » donne des précisions sur les bons de souscription d'actions et les autres titres émis par l'émetteur qui peuvent être convertis en actions ordinaires ou exercés contre celles-ci.

RENSEIGNEMENTS SUR LES OPÉRATIONS

Les actions ordinaires sont inscrites et négociées à la Bourse de Toronto (la *TSX*) sous le symbole NNO. Le tableau suivant résume les cours extrêmes publiés et le volume des opérations sur les actions ordinaires pour les périodes indiquées (compte tenu du regroupement) :

PÉRIODE	HAUT $	BAS $	VOLUME Nombre
2001			
Troisième trimestre	0,80 $	0,45 $	473 990
Quatrième trimestre	1,10 $	0,35 $	233 811
2002			
Premier trimestre	1,50 $	0,40 $	229 545
Deuxième trimestre	1,60 $	0,65 $	134 970
Troisième trimestre	1,50 $	0,60 $	8 843 143
Quatrième trimestre	0,75 $	0,45 $	723 898
2003			
Premier trimestre	2,40 $	0,65 $	15 575 250
Avril	2,05 $	1,65 $	2 148 165
Mai	1,90 $	1,25 $	2 128 016
Juin	1,48 $	1,25 $	14 832 690

Tous les cours indiqués dans le tableau ci-dessus tiennent compte du regroupement, qu'ils se rapportent à la période antérieure ou postérieure au 16 juin 2003, date de prise d'effet du regroupement.

Le cours de clôture des actions ordinaires à la TSX le 16 mai 2003 (soit le dernier jour des opérations avant la date à laquelle les preneurs fermes et l'émetteur ont convenu des modalités du placement privé et les ont annoncées) était de 1,50 $ l'action. Le cours de clôture des actions ordinaires à la TSX le 30 juin 2003 était de 1,48 $ l'action.

PRINCIPAL ACTIONNAIRE

Au 30 juin 2003, 22 860 092 actions ordinaires au total étaient émises et en circulation. À la connaissance des administrateurs et des hauts dirigeants de l'émetteur, aucune personne n'est propriétaire bénéficiaire, directement ou indirectement d'actions qui comportent plus de 10 % des droits de vote conférés par l'ensemble des actions de l'émetteur, ni n'exerce un contrôle ou une emprise sur celles-ci.

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES

DONNÉES FINANCIÈRES

Le tableau suivant présente les principales données financières consolidées de l'émetteur pour les exercices terminés les 31 décembre 2002, 2001 et 2000 et pour les trimestres terminés les 31 mars 2003 et 2002. Le résumé suivant des principales données financières est tiré des états financiers consolidés de l'émetteur et des notes complémentaires ainsi que du rapport de gestion qui figurent ailleurs dans le présent prospectus. Ce résumé doit être lu avec ces documents et y est intégralement assujetti. Voir les rubriques « États financiers » et « Rapport de gestion ».

Toutes les données financières présentées ci-dessous sont en milliers de dollars, à l'exception des données par action :

Northern Orion Resources Inc. - Principales données financières

	Trimestres terminés les 31 mars (non vérifié)		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
Pour la période :					
Bénéfice net (perte nette)	(1 171 $)	(468 $)	(1 992 $)	(1 285 $)	(23 804 $)
Flux de trésorerie liés aux activités d'exploitation	195	(353)	(2 134)	(1 600)	(669)
Flux de trésorerie liés aux activités de financement	3 782	500	2 446	1 978	2 050
Flux de trésorerie liés aux activités d'investissement	(23)	(86)	(160)	(4)	(1 682)
Nombre moyen pondéré d'actions en circulation (en milliers)	189 045	114 148	150 263	105 835	85 331
Par action ordinaire :					
Bénéfice (perte) de base	(0,01)	(0,00)	(0,01)	(0,01)	(0,28)
Bénéfice dilué (perte diluée)	(0,01)	(0,00)	(0,01)	(0,01)	(0,28)

	Trimestres terminés les 31 mars (non vérifié)		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
À la fin :					
Espèces et quasi-espèces	4 103	620	539	387	13
Total de l'actif	87 895	84 278	84 217	84 018	83 071
Total du passif	25 250	32 383	24 953	32 155	52 623
Capitaux propres	62 645	51 895	59 264	51 863	30 448

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES PRO FORMA NON VÉRIFIÉES

Le résumé suivant des données financières consolidées pro forma est présenté à titre d'exemple uniquement et n'est pas nécessairement représentatif des résultats d'exploitation cumulés de la société consolidée. Il est tiré des états financiers consolidés historiques de l'émetteur, des états financiers historiques de MAA et des notes complémentaires qui figurent ailleurs dans le présent prospectus; il doit être lu avec ces documents et y est limité dans son intégralité. Les états financiers consolidés pro forma ont été dressés conformément aux principes comptables généralement reconnus du Canada. L'émetteur utilise le dollar CA à titre de monnaie de présentation, tandis que MAA utilise le dollar US à cette fin. Toutes les données financières présentées ci-dessous le sont en milliers de dollars, à l'exception des données par action et du nombre d'actions en circulation.

Les états consolidés pro forma des résultats non vérifiés pour l'exercice terminé le 31 décembre 2002 et pour le trimestre terminé le 31 mars 2003 supposent que l'acquisition de Alumbrera a été conclue le premier jour des périodes respectives. Le bilan consolidé pro forma au 31 mars 2003 suppose que l'acquisition a été conclue le 31 mars 2003.

	Données pro forma pour le trimestre terminé le 31 mars 2003	Données pro forma pour l'exercice terminé le 31 décembre 2002
Résultats d'exploitation :		
Bénéfice net	1 377 $	18 909 $
Par action ordinaire :		
Bénéfice de base	0,01	0,20
Bénéfice dilué	0,01	0,20

	Données pro forma au 31 mars 2003
Situation financière :	
Espèces et quasi-espèces	8 818 $
Actif à court terme	9 300
Total de l'actif	239 192
Passif à court terme	725
Total du passif	77 721
Capitaux propres	161 471

Le tableau suivant présente le résumé des principales données financières trimestrielles (non vérifié) de l'émetteur pour chacun des huit trimestres mentionnés ci-après. Tous les chiffres sont présentés en milliers de dollars, à l'exception des montants par action.

	31 décembre		30 septembre		30 juin		31 mars	
	2002	2001	2002	2001	2002	2001	2002	2001
Produits	20	12	-	328	(2)	2	3	20
Charges	433	603	693	287	416	415	471	342
Perte	413	591	693	(41)	418	413	468	322
Perte par action ordinaire	0,00	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Total de l'actif	84 217	84 021	84 606	84 078	83 654	84 230	84 278	83 701
Passif à court terme	428	7 633	407	347	713	540	7 858	1 021
Remise en état et impôts sur les bénéfices futurs	24 525	24 525	24 525	24 356	24 356	24 356	24 525	24 421
Total du passif	24 953	32 158	24 932	31 618	32 153	31 811	32 383	53 575
Capital-actions	158 635	149 274	158 639	149 280	149 774	149 280	149 774	126 574
Surplus d'apport	115	-	108	-	107	-	83	-
Déficit	99 486	97 411	99 073	96 820	98 380	96 861	97 962	96 448

POLITIQUE RELATIVE AUX DIVIDENDES

Il n'existe aucune restriction pouvant empêcher l'émetteur de verser des dividendes. Toutefois, l'émetteur n'a versé aucun dividende sur ses actions ordinaires depuis l'incorporation et n'a actuellement pas l'intention d'en verser, puisqu'il prévoit que tous les fonds disponibles seront affectés au financement de la croissance de l'émetteur.

RAPPORT DE GESTION

Le présent rapport de gestion doit être lu à la lumière des états financiers consolidés de la Société ainsi que des notes complémentaires qui figurent ailleurs dans le présent prospectus. Les événements présentés ailleurs dans le présent prospectus sont exclus du rapport de gestion ci-après.

Résultats d'exploitation

Trimestre terminé le 31 mars 2003 par rapport au trimestre terminé le 31 mars 2002

Pour le trimestre terminé le 31 mars 2003 (le « premier trimestre de 2003 »), l'émetteur a enregistré une perte avant consolidation de 1 171 000 $ ou de 0,01 $ par action, comparativement à une perte avant consolidation de 468 000 $ ou de 0,00 $ par action pour le trimestre terminé le 31 mars 2002 (le « premier trimestre de 2002 »).

L'augmentation des charges au premier trimestre de 2003 découle principalement du montant de 750 000 $ constaté au titre de la rémunération à base d'actions accordée aux administrateurs et aux membres de la direction qui est inclus dans les honoraires et frais de consultation. Les charges en espèces liées aux honoraires et frais de consultation ont augmenté, passant de 173 000 $ au premier trimestre de 2002 à 235 000 $ au premier trimestre de 2003. Les honoraires et frais de consultation

comprennent également les honoraires versés aux experts-conseils externes dans le cadre de l'examen par l'émetteur des acquisitions de propriétés minières. La hausse des frais juridiques s'explique par la restructuration des actifs en Argentine; les charges à cet égard continueront d'être importantes au deuxième trimestre de 2003 jusqu'à l'achèvement des acquisitions de Agua Rica et de Alumbrera.

Les frais de bureau et d'administration ont augmenté, passant de 107 000 $ au premier trimestre de 2002 à 230 000 $ au premier trimestre de 2003. Ces montants comprennent les honoraires versés à la direction, aux conseillers juridiques et aux comptables ainsi que les honoraires versés à la direction des filiales argentines. Au cours du trimestre terminé le 31 mars 2003, 30 000 options sur actions ont été octroyées à un cabinet de relations avec les investisseurs. La juste valeur de cette rémunération, calculée en fonction du modèle d'évaluation du prix des options de Black et Scholes, a été établie à 20 000 $ et a été incluse dans les frais de bureau et d'administration.

Le régime d'options sur actions de l'émetteur est un régime de droits à la plus-value des actions et est comptabilisé au moyen de la méthode de la juste valeur. Au 31 mars 2003, un montant de 750 000 $ est inclus aux postes « Honoraires et frais de consultation » dans les états des résultats et du déficit et au poste « Surplus d'apport » des capitaux propres dans les bilans.

Les indemnités de départ et les frais de restructuration ont reculé, passant de 154 000 $ au premier trimestre de 2002 à 10 000 $ au premier trimestre de 2003 en raison de la finalisation du processus de restructuration en 2002. Un gain de 27 000 $ à la vente d'actions a été enregistré pour le premier trimestre de 2003, tandis qu'aucun gain n'avait été enregistré pour le premier trimestre de 2002.

Exercice terminé le 31 décembre 2002 par rapport à l'exercice terminé le 31 décembre 2001

Au cours de l'exercice terminé le 31 décembre 2002 (l'« exercice 2002 »), l'émetteur a enregistré une perte avant consolidation de 1 992 000 $ ou de 0,01 $ par action, comparativement à une perte avant consolidation de 1 285 000 $ ou de 0,01 $ par action au cours de l'exercice terminé le 31 décembre 2001 (l'« exercice 2001 »).

L'augmentation des charges découle principalement de la hausse des honoraires et frais de consultation ainsi que des frais de restructuration engagés en 2002. Une tranche des frais d'administration en Argentine a reculé en raison de la dévaluation du peso argentin au cours de l'exercice 2002. Les frais de bureau et d'administration ont augmenté, passant de 487 000 $ pour l'exercice 2001 à 552 000 $ pour l'exercice 2002. Un montant de 70 000 $ a été versé à Miramar pour l'exercice 2001 au titre des frais de gestion, tandis qu'aucun montant n'a été versé à Miramar à ce titre pour l'exercice 2002; ce montant devrait être ajouté aux frais d'administration pour l'exercice 2001 aux fins de comparaison avec l'exercice 2002.

Les honoraires et frais de consultation ont augmenté, passant de 718 000 $ pour l'exercice 2001 à 907 000 $ pour l'exercice 2002, en raison de l'impartition de nombreux services par l'émetteur. Ces montants comprennent les honoraires versés à la direction, aux conseillers juridiques et aux comptables ainsi que les frais pour la gestion des filiales argentines. La hausse des honoraires versés aux conseillers juridiques s'explique par la restructuration des actifs en Argentine; les charges à cet égard continueront d'être importantes pour l'exercice se terminant le 31 décembre 2003 (l'« exercice 2003 ») jusqu'à l'achèvement des acquisitions de Agua Rica et de Alumbrera. Les honoraires et frais de consultation comprennent également les honoraires versés aux experts-conseils externes dans le cadre de l'examen par l'émetteur des acquisitions de propriétés minières.

Les indemnités de départ et les frais de restructuration ont augmenté, passant de 203 000 $ pour l'exercice 2001 à 550 000 $ pour l'exercice 2002. Le montant inscrit pour l'exercice 2002 comprend des indemnités de départ de 144 000 $ versés à un ancien membre de la direction de l'émetteur ainsi que des frais de consultation de 220 000 $ versés à un tiers pour sa contribution relative au placement des actions de Miramar.

En 2001, l'émetteur a enregistré un gain de 329 000 $ à la vente d'actions ordinaires d'une société ouverte sans lien de dépendance que l'émetteur avait reçues en règlement d'une dette liée à des travaux de d'exploration effectués en 1997 dans une propriété minière appartenant à l'émetteur. L'émetteur a par la suite signé une convention d'option avec cette société en vue de la cession des avoirs reçus par l'émetteur dans le cadre du règlement de la dette. Il n'existe aucun gain correspondant lié à une vente d'actions en 2002.

Exercice terminé le 31 décembre 2001 par rapport à l'exercice terminé le 31 décembre 2000

Au cours de l'exercice terminé le 31 décembre 2001 (l'« exercice 2001 »), l'émetteur a inscrit une perte avant consolidation de 1 285 000$ ou de 0,01 $ par action, comparativement à une perte avant consolidation de 23 804 000 $ ou de 0,28 $ par action au cours de l'exercice terminé le 31 décembre 2000 (l'« exercice 2000 »).

La perte de l'exercice 2001 ne comprend pas de réduction de valeur de propriétés minières, tandis que la perte correspondante de l'exercice 2000 comprend des réductions de valeur à l'égard du projet de San Jorge et d'autres actifs d'un montant de 22 271 000 $ ou de 0,26 $ par action (avant consolidation). À l'exclusion des réductions de valeur, la perte de la Société pour l'exercice 2001 est de 1 285 000 $, comparativement à une perte de 1 599 000 $ pour l'exercice 2000.

Le recul des charges est en partie attribuable à la réduction continue des activités d'exploration en Argentine et à Cuba et aux moins-values liées aux actifs d'exploitation à Cuba, à la portée réduite des activités et à la cessation du versement des frais de gestion demandés par Miramar après le premier trimestre de 2001, ainsi qu'à l'absence d'indemnités de départ et de frais de résiliation.

L'émetteur a quitté les bureaux de Miramar et a partagé ses locaux avec un groupe de sociétés d'exploration, les frais de bureau étant partagés selon le principe du recouvrement des coûts entiers en fonction du niveau d'activités de l'émetteur. Un montant de 420 000 $ a été versé à Miramar pour l'exercice 2000 au titre des frais de gestion, comparativement à 70 000 $ pour l'exercice 2001. Les frais de bureau et d'administration ont augmenté, passant de 220 000 $ pour l'exercice 2000 à 487 000 $ pour l'exercice 2001, mais les frais d'administration en général ont diminué pour s'établir à 557 000 $ pour l'exercice 2001 par rapport à 660 000 $ pour l'exercice 2000, en incluant les frais de gestion versés à Miramar dans les chiffres correspondants. Les honoraires et frais de consultation sont passés de 350 000 $ pour l'exercice 2000 à 718 000 $ pour l'exercice 2001 en raison de la restructuration achevée au deuxième trimestre de 2001. Les indemnités de départ et les frais de restructuration ont également augmenté, passant de 157 000 $ pour l'exercice 2000 à 203 000 $ pour l'exercice 2001.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

Trimestre terminé le 31 mars 2003 par rapport au trimestre terminé le 31 mars 2002

L'encaisse a augmenté de 3 564 000 $ au cours du premier trimestre de 2003, pour un total de 4 103 000 $ au 31 mars 2003, par rapport à 620 000 $ au 31 mars 2002.

Au cours du premier trimestre de 2003, l'émetteur a effectué un placement privé de 4 000 000 de parts à 1,00 $ chacune (1,15 $ pour les parties sans lien de dépendance), pour un produit brut d'environ 4 075 750 $ ou un produit net de 3 782 000 $. Chaque part offerte dans le cadre du placement privé comprend une action ordinaire et un bon de souscription pouvant être exercé sur une période de deux ans en vue de l'acquisition de une action ordinaire additionnelle au prix de 1,30 $. Des frais de financement de 6 % ont été versés à une partie sans lien de dépendance aux termes d'une convention de financement, qui depuis a pris fin. Au cours du premier trimestre de 2002, un placement privé a été effectué, pour un produit de 500 000 $.

Pour le premier trimestre de 2003, une somme de 195 000 $ a été affectée aux activités d'exploitation, comparativement à 353 000 $ pour le premier trimestre de 2002.

Pour le premier trimestre de 2003, les activités d'investissement ont compris des dépenses de 23 000 $ en ce qui a trait aux participations liées à des propriétés minières, comparativement à un recouvrement de 86 000 $ pour le premier trimestre de 2002.

Au cours du premier trimestre de 2003, l'émetteur a octroyé 890 000 options sur actions à un prix de 1,30 $ à des administrateurs, à des membres de la direction et à des conseillers en matière de relations avec les investisseurs, aux termes du régime d'options sur actions de l'émetteur. Les options sur actions viennent à échéance le 6 février 2008. Le régime d'options sur actions autorise l'émission d'un nombre maximal de 1 600 000 d'options; de ce nombre, 670 000 options étaient en cours au 31 décembre 2002. Un nombre additionnel de 150 000 options a été octroyé à un conseiller, le prix de levée étant de 1,70 $ l'action. Ces options sur actions viennent à échéance le 26 avril 2008, et 40 000 de ces options sont immédiatement acquises. Les 110 000 options restantes ont été acquises dès l'obtention de l'approbation des actionnaires.

En février 2003, l'émetteur a conclu une entente la liant à BHP Billiton pour consolider la participation de 100 % dans le projet de Agua Rica. Le 23 avril 2003, l'émetteur a conclu une entente définitive avec BHP Billiton, et la participation de 72 % détenue par BHP Billiton a été achetée pour un total de 12 600 000 $ US, dont une tranche de 3 600 000 $ US a été versée le 8 mai 2003, un paiement final de 9 000 000 $ US devant être versé le 30 juin 2005 ou avant cette date.

Exercice terminé le 31 décembre 2002 par rapport à l'exercice terminé le 31 décembre 2001

L'encaisse a augmenté de 152 000 $ pour l'exercice 2002, pour un total de 539 000 $ au 31 décembre 2002, par rapport à une augmentation de 374 000 $, pour un total de 387 000 $ au 31 décembre 2001. Au 31 décembre 2002, le fonds de roulement de l'émetteur s'établissait à 508 000 $, comparativement à un fonds de roulement déficitaire de 7 042 000 $ au 31 décembre 2001. Au 31 décembre 2001, les billets convertibles et les intérêts courus représentaient 7 167 000 $ des passifs à court terme, qui s'élevaient à 7 630 000 $, ce qui s'est traduit par une augmentation du déficit du fonds de roulement. Au cours de 2002, ces billets ont été convertis en 4 609 736 actions ordinaires, et les intérêts courus connexes ont été annulés.

Durant l'exercice 2002, les activités d'exploitation ont nécessité 2 134 000 $, comparativement à 1 600 000 $ pour l'exercice 2001.

Au cours de 2002, les activités de financement comprenaient un placement privé dégageant un produit de 500 000 $, qui a été affecté au fonds de roulement. Le placement visait 833 333 actions ordinaires et 50 000 bons de souscription d'actions ordinaires pouvant être exercés sur une période de deux ans à un prix de 0,75 $. Des frais de financement liés à l'émission de 30 000 actions ordinaires à un prix de 1,00 $ et 30 000 bons de souscription pouvant être exercés à 1,10 $ ont été versés à une partie sans lien de dépendance. Un deuxième placement privé effectué en 2002, qui visait 2 000 000 de parts à un prix de 1,00 $ la part, a permis de mobiliser un produit net de 1 946 000 $. Chaque part offerte dans le cadre du placement privé comprenait une action ordinaire et un bon de souscription donnant droit à son porteur d'acheter une action ordinaire additionnelle de l'émetteur jusqu'au 2 août 2004, à un prix de 0,13 $ l'action. Durant l'exercice 2001, un montant en espèces de 500 000 $ a été reçu de Miramar, et cette avance, jumelée aux avances antérieures de Miramar, a été convertie en deux billets convertibles.

Durant l'exercice 2002, les activités d'investissement ont nécessité 160 000 $ au titre de l'entretien des propriétés minières visées par des participations, comparativement à un montant de 4 000 $ engagé pour les mêmes fins durant l'exercice 2001.

Exercice terminé le 31 décembre 2001 par rapport à l'exercice terminé le 31 décembre 2000

L'encaisse a augmenté de 374 000 $ au cours de l'exercice 2001, pour un total de 387 000 $ au 31 décembre 2001, par rapport à une diminution de l'encaisse au cours de l'exercice 2000, pour un total de 13 000 $ au 31 décembre 2000. Au 31 décembre 2001, l'émetteur présentait un fonds de

roulement déficitaire de 7 042 000 $, contre un fonds de roulement déficitaire de 924 000 $ au 31 décembre 2000. Une tranche de 7 167 000 $ du passif à court terme de 2001 était imputable aux billets convertibles à payer à Miramar.

Durant l'exercice 2001, les activités de financement comprenaient un placement privé de 1 000 000 de parts à 1,50 $ la part, pour un produit net de 1 474 000 $. Chaque part offerte comprenait une action ordinaire et un bon de souscription d'actions. Les bons de souscription comportaient un prix d'exercice de 1,75 $ au cours de la première année et de 2,00 $ au cours de la deuxième. L'échéance des bons de souscription, fixée au 28 avril 2003 a été prolongée au 31 décembre 2003. Au cours de 2001, Miramar a consenti une avance d'un montant de 500 000 $ qui, jumelé à des avances antérieures de 675 000 $ et des espèces versés contre des débentures convertibles de 1 405 000 $ durant l'exercice 2000 ainsi que des avances d'exercices antérieurs, a été convertie en deux billets convertibles.

Les activités d'investissement associées aux participations dans des propriétés minières ont entraîné des dépenses de 4 000 $ durant l'exercice 2001, comparativement à des dépenses de 1 682 000 $ durant l'exercice 2000.

SOMMAIRE DE L'EXERCICE 2002

À la fin de l'exercice 2002, le fonds de roulement de l'émetteur s'établissait à 508 000 $. Toutefois, ce montant était alors insuffisant pour répondre aux exigences de l'émetteur pour l'exercice 2003. Au cours de l'exercice 2002 et de la période allant jusqu'à la date du prospectus, l'émetteur a négocié et conclu plusieurs opérations importantes.

La restructuration de l'émetteur, qui a pris fin au cours de l'exercice 2001, a entraîné la conversion d'une débenture convertible de 21 226 243 $ détenue par Miramar en 1 443 962 actions ordinaires de Northern Orion à 14,70 $ chacune. De plus, les dettes restantes de l'émetteur envers Miramar ont été consolidées en deux billets convertibles totalisant 6 914 605 $. Les intérêts de 351 000 $ courus en juin 2001 jusqu'à la date de conversion des billets de Miramar ont été annulés. Ce montant, qui avait été capitalisé dans les participations dans des propriétés minières, a été contrepassé, et la valeur comptable des participations de l'émetteur dans des propriétés minières a été réduite en conséquence.

Le prix de conversion des nouveaux billets convertibles était de 1,50 $ l'action et, au cours de l'exercice 2002, les deux billets ont été convertis en 4 609 736 actions ordinaires quand Miramar, en vertu d'une option octroyée précédemment, a vendu une importante tranche de ses actions de l'émetteur par l'intermédiaire de 1341180 Ontario Limited, une société fermée appartenant à M. Robert Cross, administrateur et président de la Société, aux termes d'une convention d'option visant les actions de Miramar. M. Cross a exercé l'option et a facilité la redistribution de 4 800 000 des actions ordinaires qui appartenaient précédemment à Miramar. Des frais de consultation de 220 000 $ ont été versés à une partie sans lien de dépendance en ce qui a trait à la réalisation de ces opérations.

En septembre 2002, l'émetteur a conclu une entente avec Newport Exploration Ltd. (« Newport ») aux termes de laquelle Newport peut faire l'acquisition d'une participation indivise de 50 % dans le projet Mantua. L'acquisition s'effectue au moyen d'une convention d'option visant 100 % des actions ordinaires émises et en circulation de MMI. Les modalités de la convention d'option sont les suivantes :

- Newport a émis 400 000 actions ordinaires à l'intention de Northern Orion à titre de paiement d'option afin de conclure l'entente. Northern Orion a reçu ces actions, dont la valeur présumée est de 104 000 $, en décembre 2002. De ces actions, 200 000 sont assujetties au droit dans la redevance et le produit;
- Newport prendra en charge et réglera les frais de possession liés au projet Mantua jusqu'à un montant maximal de 20 000 $ US par mois (au 31 mars 2003, un montant de 171 781 $ était inscrit dans les débiteurs et n'avait pas encore été remboursé par Newport);

- Newport mènera à terme un programme de prélèvement en vue des travaux d'essai métallurgique dans les douze mois suivant l'approbation des organismes de réglementation relative à l'acquisition, afin d'effectuer une étude de faisabilité pouvant être financée, jusqu'à un montant maximal de 750 000 $ US.

Si l'émetteur obtient une facilité de crédit satisfaisante pour Newport en vue d'entreprendre la production commerciale, Newport émettra 1 400 000 actions ordinaires à l'intention de l'émetteur. Newport prendra en charge une tranche de 20 000 000 $ US de la dette de second rang de 28 000 000 $ contractée par Geominera, S.A. envers l'émetteur. Si Newport obtient du financement, Newport prendra en charge une tranche de 14 000 000 $ US de la dette de second rang, et l'émetteur conserverait la tranche de 14 000 000 $ US restante de la dette de second rang. À l'exercice de l'option relative aux actions de Mantua, Newport accepte de prendre en charge les obligations en vertu du droit dans la redevance et le produit en ce qui a trait au projet Mantua. L'émetteur a accepté de transférer 200 000 actions ordinaires de Newport à Miramar à la valeur présumée de 52 000 $. La somme à verser en vertu du droit dans la redevance et le produit sera alors réduite de 52 000 $.

Pour faciliter le contrôle diligent relatif à Alumbrera, l'émetteur a accepté de rembourser à Wheaton des frais de 1 000 000 $ US engagés par cette dernière relativement au contrôle diligent effectué dans le cadre de son acquisition antérieure d'une participation initiale de 25 % dans le projet Alumbrera. Un paiement initial de 250 000 $ US a été versé à Wheaton le 8 avril 2003, aux termes de l'entente. Wheaton a fourni toutes ses données techniques, juridiques et commerciales sur le contrôle diligent, achevé au début 2003, et l'émetteur a mis ces données à jour.

ADMINISTRATEURS ET DIRIGEANTS DE L'ÉMETTEUR

NOM, ADRESSE, POSTE AUPRÈS DE L'ÉMETTEUR, PROFESSION PRINCIPALE ET TITRES DÉTENUS

Le nom, le lieu de résidence, le poste auprès de l'émetteur et la profession principale pendant les cinq dernières années de chacun des administrateurs et dirigeants de l'émetteur sont les suivants :

Nom, poste et lieu de résidence	Administrateur depuis	Profession principale pour les cinq dernières années
John K. Burns[(1)(2)(3)] Administrateur Philadelphie (PA)	1995	Directeur général, FRM Management; président et chef de la direction, Frontier Resources Management, Inc., toutes deux de Chicago (Illinois)
David Cohen Président, chef de la direction et administrateur West Vancouver (C.-B.)	2002	Président et chef de la direction, Northern Orion Explorations Ltd.; de 2000 à 2002, vice-président et chef de l'exploitation, Northern Orion Explorations Ltd.; de 1997 à 2001, vice-président principal, Corporation minière Miramar
Robert Cross Président du conseil et administrateur West Vancouver (C.-B.)	2001	Investisseur privé
P. Terrance O'Kane[(1)(2)(3)] Administrateur Surrey (C.-B.)	1999	Ingénieur métallurgiste indépendant
Stephen Wilkinson[(1)(2)(3)] Administrateur North Vancouver (C.-B.)	1999	Président, ValGold Resources Ltd.; de 1999 à 2002, président et chef de la direction, Northern Orion Explorations Ltd.; de 1997 à 1999, analyste minier, groupe international des mines et des métaux, RBC Dominion valeurs mobilières Inc.

Nom, poste et lieu de résidence	Administrateur depuis	Profession principale pour les cinq dernières années
Shannon Ross Chef des services financiers Burnaby (C.-B.)	s.o.	Chef des services financiers, groupe d'entreprises Lang Mining; en 1999, contrôleur et secrétaire général, Dia Met Minerals Ltd.; de 1996 à 1999, contrôleur, groupe d'entreprises Hunter Dickinson
Sargent H. Berner Secrétaire général Vancouver (C.-B.)	s.o.	Associé, DuMoulin Black, avocats
Mary P. Collyer Secrétaire adjointe West Vancouver (C.-B.)	s.o.	Associée, DuMoulin Black, avocats

(1) Membre du comité de vérification.

(2) Membre du comité de rémunération de la haute direction et de régie d'entreprise.

(3) Membre du comité environnemental.

Endeavour Mining Capital Corp. a le droit de nommer un candidat au conseil d'administration de l'émetteur, même si des montants demeurent impayés aux termes de la facilité de crédit décrite à la rubrique « Acquisitions et aliénations importantes de propriétés »), mais fait savoir qu'elle n'exercera pas ce droit pour l'instant.

PROPRIÉTÉ TOTALE DES TITRES

Au 30 juin 2003, les administrateurs et les dirigeants de l'émetteur, en tant que groupe, étaient propriétaires véritables, directement ou indirectement, de 1 046 020 actions ordinaires, soit 4,58 % des actions ordinaires, ou exerçaient un contrôle ou une direction sur celles-ci. Compte tenu de l'exercice réel ou réputé des bons de souscription spéciaux, cette participation constituerait 1 % des 103 900 402 actions ordinaires alors émises et en circulation.

INTERDICTIONS D'OPÉRATION SUR VALEURS OU FAILLITES

Sauf sans la mesure indiquée aux présentes, à la connaissance de la direction de l'émetteur, aucun administrateur ni dirigeant de l'émetteur, ni aucun actionnaire détenant un nombre suffisant de titres de l'émetteur pour toucher de façon importante le contrôle de l'émetteur, n'est ou n'a été, pendant les dix années précédant la date du présent prospectus, administrateur ou dirigeant d'un autre émetteur qui, pendant que cette personne occupait ce poste, a :

a) fait l'objet d'une interdiction d'opération, ou d'une interdiction semblable, ou d'une interdiction qui empêchait l'autre émetteur d'obtenir une dispense de la loi pour une période de plus de 30 jours consécutifs; ou

b) fait faillite, fait une proposition en vertu de toute loi en matière de faillite ou d'insolvabilité ou fait l'objet d'une procédure, d'un arrangement ou d'une transaction avec des créanciers, entrepris lui-même des démarches en ce sens, ni eu de séquestre, d'administrateur-séquestre ou de fiduciaire nommé pour détenir ses biens.

Robert Cross, administrateur de l'émetteur, s'est joint au conseil de Livent Inc. (*Livent*) pendant qu'il faisait partie du M. Ovitz Group en juin 1998. Des irrégularités comptables ont ensuite été découvertes et Livent a déclaré faillite à la fin cette année-là. Par la suite, un recours collectif a été intenté contre Livent et ses administrateurs. M. Cross n'est présentement pas partie à une action ou une procédure judiciaires concernant Livent.

PÉNALITÉS OU SANCTIONS

À la connaissance de la direction de l'émetteur, aucun administrateur ni dirigeant de l'émetteur, ni aucun actionnaire détenant un nombre suffisant de titres de l'émetteur pour toucher de façon importante le contrôle de l'émetteur, n'a :

a) fait l'objet d'une pénalité ou d'une sanction imposées par un tribunal et relatives aux lois sur les valeurs mobilières au Canada ou par une autorité en valeurs mobilières au Canada, ni conclu de règlement à l'amiable avec une autorité en valeurs mobilières au Canada; ou

b) fait l'objet d'une autre pénalité ou sanction imposée par un tribunal ou un organisme de réglementation qui pourrait être considérée importante par un investisseur raisonnable en prenant une décision de placement.

FAILLITES PERSONNELLES

Aucun administrateur ni dirigeant de l'émetteur, ni aucun actionnaire détenant un nombre suffisant de titres de l'émetteur pour toucher de façon importante le contrôle de l'émetteur, ni aucune société de portefeuille privée de l'une de ces personnes, n'a, pendant les dix années précédant la date du présent prospectus, fait faillite, fait une proposition en vertu d'une loi en matière de faillite ou d'insolvabilité, ni fait l'objet d'une procédure, d'un arrangement ou d'une transaction avec des créanciers, ni entrepris lui-même des démarches en ce sens, ni eu de séquestre, d'administrateur-séquestre ou de fiduciaire nommé pour détenir ses biens.

CONFLITS D'INTÉRÊTS

Sauf dans la mesure indiquée aux présentes, à la connaissance de la direction de l'émetteur, il n'y a présentement aucun conflit d'intérêts important entre l'émetteur ou toute filiale de l'émetteur et un administrateur ou dirigeant de l'émetteur ou de toute filiale de l'émetteur. Les administrateurs et dirigeants de l'émetteur et de ses filiales peuvent être administrateurs ou dirigeants, ou les deux, d'une autre société ou avoir une participation importante dans une autre société du secteur des ressources et, dans la mesure où ces autres sociétés peuvent participer à des projets auxquels l'émetteur ou l'une de ses filiales peuvent participer, les administrateurs de l'émetteur peuvent être en situation de conflit d'intérêts au moment de négocier et d'établir les conditions de cette participation. Advenant un tel conflit d'intérêts à une réunion du conseil d'administration de l'émetteur, l'administrateur en situation de conflit se doit de le divulguer et de s'abstenir de voter pour ou contre l'approbation de la participation ou des conditions.

Chaque initié de l'émetteur a fourni les renseignements concernant la propriété des titres de l'émetteur, les interdictions d'opération sur valeur ou les faillites, les pénalités ou les sanctions, les faillites personnelles ou les insolvabilités et les conflits d'intérêts potentiels ou réels qui le concernent.

RÉMUNÉRATION DE LA HAUTE DIRECTION

ÉNONCÉ RELATIF À LA RÉMUNÉRATION DE LA DIRECTION

Pour l'application du présent prospectus, l'expression *hauts dirigeants désignés* désigne chacun des particuliers qui font partie du groupe suivant, à savoir le chef de la direction au 31 décembre 2002 et les quatre autres hauts dirigeants les mieux rémunérés de l'émetteur au 31 décembre 2002, dont la rémunération individuelle relative au dernier exercice terminé a dépassé 100 000 $, ainsi que les particuliers qui auraient répondu à ces critères n'eut été du fait qu'ils n'étaient pas dirigeants à la fin du dernier exercice terminé. Aux présentes, le terme *DPVA* désigne des droits à la plus-value des actions; le terme *RILT* désigne un régime incitatif à long terme.

Le tableau qui suit (présenté conformément aux règles (les *règles*) d'application de la loi intitulée *Securities Act* (Colombie-Britannique) indique la totalité de la rémunération annuelle et à long terme en contrepartie des services rendus à l'émetteur et à ses filiales, à quelque titre que ce soit, pour les

trois derniers exercices terminés (dans la mesure exigée par les règles) à l'égard de chacun des hauts dirigeants désignés.

Tableau sommaire de la rémunération

Nom et fonction principale	Exercice	Rémunération annuelle			Rémunération à long terme			Autre rémunération ($)(2)
					Attributions			
		Salaire ($)	Primes pour l'exercice ($)	Autre rémunération annuelle ($)(1)	Nombre de titres visés par des options ou des DPVA attribués	Actions ou unités visées par des restrictions attribuées ($)	Paiements en application d'un RILT	
David Cohen Président et chef de la direction(1)	2002 2001 2000	Néant Néant Néant	Néant Néant Néant	144 000(2) 120 000(2) Néant	Néant 120 000(3) 70 000(4)	Néant Néant Néant	Néant Néant Néant	Néant Néant Néant
Stephen Wilkinson Ancien président et chef de la direction(5)	2002 2001 2000	Néant Néant Néant	Néant Néant Néant	84 000(6) 144 000(6) 108 000(7)	Néant 170 000(3) 120 000(4)	Néant Néant Néant	Néant Néant Néant	162 000(8) Néant Néant
Robert Cross Président du conseil(9)	2002	Néant	Néant	104 326(10)	Néant	Néant	Néant	Néant

(1) M. Cohen a été nommé président et chef de la direction en août 2002. Avant août 2002, il était vice-président et chef de l'exploitation de l'émetteur.

(2) Somme versée à Maluti Services Ltd., dont M. Cohen est le mandant. Une somme additionnelle de 101 182 $ en 2002 et de 97 024 $ en 2001 a été versée à Maluti Services Ltd. au titre de dépenses.

(3) De ces options d'achat d'actions, 35 000 options (compte tenu du regroupement) peuvent être et seront acquises le 30 août 2003, soit la deuxième date anniversaire de l'attribution. Si une *opération interne d'importance* survient, les options non acquises le deviendront sans délai. Une opération interne d'importance est définie comme étant une offre véritable destinée aux actionnaires de l'émetteur qui, si elle était acceptée, conférerait le contrôle de l'émetteur à l'initiateur, ou une opération dans le cadre de laquelle l'émetteur conclut une entente qui prévoit ou pourrait entraîner un échange d'actions par les actionnaires de l'émetteur.

(4) Ces options d'achat d'actions (compte tenu du regroupement) ont été accordées le 4 février 2000 et ont été annulées au cours de l'exercice terminé le 31 décembre 2001.

(5) M. Wilkinson a été président et chef de la direction d'octobre 1999 à août 2002.

(6) Somme versée à Dunrowan Management Ltd. (*Dunrowan*), dont M. Wilkinson est actionnaire. Une somme additionnelle de 12 407 $ en 2002 et de 31 380 $ en 2001 a été versée au titre de dépenses.

(7) Une somme additionnelle de 68 113 $ a été versée à Dunrowan au titre de dépenses.

(8) Représente une indemnité de départ versée à M. Wilkinson relativement à sa démission du poste de président et chef de la direction en août 2002. Voir sous la rubrique « Cessation d'emploi, changement des fonctions ou du contrôle et contrats d'emploi ».

(9) M. Robert Cross a été nommé président du conseil en juin 2002.

(10) Somme versée à 1341180 Ontario Ltd., dont M. Cross est le mandant. De cette somme, 44 326 $ ont été versés à 1341180 Ontario Ltd. et à d'autres sociétés fermées dont M. Cross est le mandant, au titre de dépenses.

Attributions dans le cadre d'un régime incitatif à long terme (RILT)

L'émetteur n'offre pas de régime incitatif à long terme dans le cadre duquel il a versé une rémunération au comptant ou autre devant servir d'incitatif au rendement (et dans le cadre duquel le rendement est évalué par rapport au rendement financier ou au cours des titres de l'émetteur).

<u>*Options et DPVA*</u>

OPTIONS D'ACHAT D'ACTIONS

Dans le cadre du régime d'attribution d'options d'achat d'actions de l'émetteur (le *régime d'options d'achat d'actions*), des options d'achat d'actions ordinaires peuvent être attribuées à des employés à temps plein ou partiel et à des administrateurs de l'émetteur ou de filiales de l'émetteur et à d'autres personnes physiques ou morales engagées pour la prestation de services de gestion ou de consultation continus destinés à l'émetteur ou à une entité que celui-ci contrôle. Le nombre d'actions ordinaires visées par chaque option attribuée dans le cadre du régime d'options d'achat d'actions tient compte de l'apport actuel et éventuel de cette personne physique ou morale au succès de l'émetteur. Le prix de levée par action ordinaire ne peut être inférieur au cours de clôture des actions ordinaires à la TSX le jour de bourse qui précède immédiatement le jour de l'attribution de l'option. Chaque option, dont la durée est établie par les administrateurs et ne dépasse pas 10 ans, peut être levée uniquement si le porteur est employé, administrateur ou dirigeant de l'émetteur ou d'une filiale de l'émetteur de manière continue depuis la date de l'attribution de l'option ou est engagé pour la prestation de services de gestion ou de consultation continus destinés à l'émetteur ou à une filiale de l'émetteur, sauf en cas de décès du titulaire de l'option, auquel cas l'option peut être levée pendant une période additionnelle maximale de 12 mois par la suite, et sauf si le titulaire de l'option cesse d'être un participant admissible du régime d'options d'achat d'actions pour un motif autre qu'un motif valable ou le décès, auquel cas l'option peut être levée pendant une période additionnelle maximale de 30 jours par la suite. Le régime d'options d'achat d'actions ne prévoit pas d'aide financière, y compris par un prêt ou un cautionnement, de la part de l'émetteur relativement à l'achat d'actions ordinaires à celui-ci.

Les administrateurs de l'émetteur ont approuvé l'adoption d'un régime d'options d'achat d'actions modifié, qui augmente le nombre d'actions ordinaires réservées pour attribution, le portant à 10 % des actions ordinaires émises et en circulation (compte tenu du regroupement), notamment les actions ordinaires sous-jacentes aux bons de souscription spéciaux, ou 10 390 040 actions ordinaires réservées aux termes du régime d'options d'achat d'actions. Ils ont également approuvé l'attribution d'un total de 8 750 000 options aux termes du régime d'options d'achat d'actions modifié.

DROITS À LA PLUS-VALUE DES ACTIONS

Le régime d'options d'achat d'actions prévoit également l'attribution de droits à la plus-value des actions aux porteurs d'options attribuées aux termes du régime d'options d'achat d'actions. Le porteur d'une option dans le cadre du régime d'options d'achat d'actions a le droit de mettre fin à cette option, en totalité ou en partie, et de recevoir, au lieu des actions ordinaires visées par l'option qui a pris fin, le nombre d'actions ordinaires, compte non tenu des fractions, qui, lorsqu'il est multiplié par la juste valeur des actions ordinaires visées par l'option qui a pris fin (soit la moyenne des cours extrêmes d'un lot régulier d'actions ordinaires à la TSX au cours des cinq jours de bourse qui précèdent) a une valeur totale égale au nombre de ces actions ordinaires multiplié par la différence entre la juste valeur et le prix de levée par action de ces actions ordinaires, déduction faite des montants qui doivent être retenus au titre de l'impôt sur le revenu.

<u>*Attributions d'options ou de DPVA au cours du dernier exercice terminé*</u>

L'émetteur n'a pas accordé aux hauts dirigeants désignés d'options d'achat d'actions ni de droits à la plus-value des actions, notamment dans le cadre du régime d'options d'achat d'actions, au cours du dernier exercice terminé. Après la fin du dernier exercice terminé, 8 110 000 options d'achat d'actions ont été attribuées dans le cadre du régime d'options d'achat d'actions, dont 5 300 000 à des hauts dirigeants désignés.

Total des options levées ou des DPVA exercés au cours du dernier exercice terminé et valeur des options ou des DPVA à la fin de l'exercice

Le tableau suivant donne des précisions sur toutes les levées d'options d'achat d'actions au cours du dernier exercice terminé, par chacun des hauts dirigeants désignés, le nombre d'options non levées détenues par les hauts dirigeants désignés à la fin de l'exercice et la valeur des options non levées en jeu, globalement, à la fin de l'exercice. Les hauts dirigeants désignés n'ont pas levé d'options relatives aux actions de l'émetteur au cours du dernier exercice terminé.

Nom	Nombre de titres acquis à la levée ou à l'exercice	Valeur globale réalisée ($)[1]	Nombre d'options non levées ou de DPVA non exercés à la fin de l'exercice pouvant/ne pouvant pas l'être	Valeur des options non levées ou des DPVA non exercés en jeu à la fin de l'exercice ($) pouvant/ne pouvant pas l'être
David Cohen	Néant	s.o.	85 000/35 000[1]	Néant/Néant
Stephen Wilkinson	Néant	s.o.	135 000/35 000[1]	Néant/Néant
Robert Cross	Néant	s.o.	50 000/Néant[1]	Néant/Néant

(1) Compte tenu du regroupement.

Les options en jeu sont les options à l'égard desquelles la valeur marchande des titres sous-jacents à la fin du dernier exercice était supérieure au prix de levée de l'option. Le cours de clôture des actions ordinaires le 31 décembre 2002 s'établissait à 0,075 $ (compte non tenu du regroupement).

Il n'y a pas eu de révision du prix des options d'achat d'actions dans le cadre du régime d'options d'achat d'actions ni autrement au cours du dernier exercice terminé.

Cessation d'emploi, changement des fonctions ou du contrôle et contrats d'emploi

Les services de MM. David Cohen et Robert Cross sont régis par des contrats de gestion conclus avec des sociétés fermées contrôlées par ceux-ci. À la clôture de l'acquisition d'Alumbrera, l'émetteur a conclu des contrats de gestion avec MM. Cohen et Cross, respectivement, aux termes desquels ils recevront une rémunération de 22 500 $ par mois et une prime de 200 000 $, dont 100 000 $ en espèces et 100 000 $ en actions ordinaires. MM. Cross et Cohen peuvent chacun recevoir un paiement correspondant à deux années de rémunération (540 000 $ chacun) en cas de cessation d'emploi découlant d'un changement de contrôle de l'émetteur.

Sauf indication contraire des présentes, l'émetteur et ses filiales n'ont pas d'entente ni de régime prévoyant une rémunération supérieure à 100 000 $ reçue ou pouvant être reçue par les hauts dirigeants désignés au cours du dernier exercice terminé ou de l'exercice en cours de l'émetteur pour indemniser ces hauts dirigeants en cas de cessation d'emploi (démission, retraite, changement de contrôle) ou de changement des fonctions par suite d'un changement de contrôle.

Contrats de gestion

Les contrats de gestion relatifs aux services de MM. Cohen et Cross sont détaillés sous la rubrique « Cessation d'emploi, changement des fonctions ou du contrôle et contrats d'emploi ». LMC Management Services Ltd., société détenue en propriété par un certain nombre d'autres sociétés ouvertes, rend certains services d'administration et de comptabilité à l'émetteur, selon le principe de la récupération de l'ensemble des coûts. L'émetteur a versé la somme globale approximative de 169 161 $ à LMC Management Services Ltd. en contrepartie de ses services au cours de l'exercice terminé le 31 décembre 2002.

Sauf indication contraire des présentes, aucune fonction de gestion de l'émetteur n'est exercée, dans une large mesure, par une personne qui n'est pas administrateur ou haut dirigeant de l'émetteur.

OPÉRATIONS ENTRE PERSONNES RELIÉES

Au cours des trois derniers exercices de l'émetteur et de la période du 31 décembre 2002 à ce jour, l'émetteur n'a pas acquis de services ou d'éléments d'actif d'un initié, d'un promoteur, d'un membre de la direction ou des personnes qui ont des liens avec ceux-ci ou font partie de leur groupe, sauf indication contraire dans le présent prospectus.

PRÊTS AUX ADMINISTRATEURS, AUX HAUTS DIRIGEANTS ET AUX CADRES SUPÉRIEURS

Il n'existe présentement aucun prêt à un administrateur, à un haut dirigeant, à un cadre supérieur, à un candidat au poste d'administrateur ou à une personne ayant des liens avec l'un d'entre eux, consenti, garanti ou soutenu par l'émetteur ou l'une de ses filiales, que ce soit aux termes d'un régime d'achat d'actions des employés de l'émetteur ou autrement; il n'y en avait aucun non plus pendant le dernier exercice complet.

FACTEURS DE RISQUE

Un investissement dans les titres de l'émetteur est spéculatif et comporte des risques considérables que les investisseurs éventuels doivent étudier de près avant de prendre leur décision. Voici, en plus des autres renseignements présentés ailleurs dans le présent prospectus, les facteurs de risque qui doivent être examinés attentivement par les investisseurs éventuels.

RISQUES D'EXPLORATION, DE MISE EN VALEUR ET D'EXPLOITATION

Les activités minières comportent en général un degré élevé de risque. Les activités de l'émetteur sont assujetties à tous les dangers et risques normalement associés à l'exploration, à la mise en valeur et à la production de l'or, de l'argent et du cuivre, notamment les formations géologiques inhabituelles et imprévues, l'activité sismique, les coups de toit, les éboulements, les inondations et d'autres conditions rattachées au forage et à l'extraction de matières, tous ces éléments pouvant occasionner des dommages aux mines et à d'autres installations de production, ou encore leur destruction, ainsi que des blessures aux êtres vivants ou des dommages aux biens ou à l'environnement et la possibilité que soit engagée une responsabilité juridique. Bien que les précautions nécessaires seront prises pour réduire le risque au minimum, la concentration est assujettie à des dangers tels que les pannes d'équipement et la défaillance des digues de retenue des aires à stériles, ce qui pourrait occasionner la pollution de l'environnement et engendrer la responsabilité correspondante.

L'exploration et la mise en valeur de gisements de minerai comportent des risques considérables que même une combinaison d'évaluation attentive, d'expérience et de connaissances peut ne pas éliminer. Bien que la découverte d'un gisement de minerai puisse se transformer en une production considérable, peu de propriétés faisant l'objet de travaux d'exploration sont, en définitive, mises en valeur et transformées en mines productrices. Des dépenses importantes peuvent être nécessaires pour trouver des réserves minérales et en établir la valeur, mettre au point des procédés métallurgiques et construire des installations minières et de traitement sur un site donné. Il est impossible de garantir que les programmes d'exploration ou de mise en valeur de l'émetteur ou de l'un quelconque de ses copartenaires occasionneront la mise en place d'installations minières commerciales rentables. La viabilité commerciale d'un gisement de minerai dépend d'un certain nombre de facteurs, dont les attributs du gisement en cause, comme sa taille, sa teneur et sa proximité aux infrastructure, les prix des métaux, qui sont fortement cycliques, et la réglementation gouvernementale, notamment en matière de prix, d'impôts et de taxes, de redevances, de régime foncier, d'utilisation du sol, d'importation et d'exportation des minéraux ainsi que de la protection de l'environnement. On ne peut prévoir avec exactitude l'effet qu'auront ces facteurs, mais leur combinaison pourrait faire en sorte que l'émetteur n'obtienne pas un rendement adéquat sur le capital investi.

Rien ne garantit que les dépenses qu'effectuera l'émetteur en matière de recherche et d'évaluation de gisements miniers donneront lieu à des découvertes de quantités commerciales de minerai.

RISQUES LIÉS À L'ASSURANCE ET RISQUES NON ASSURÉS

En général, les activités de l'émetteur sont sujettes à bon nombre de risques et de dangers, y compris des conditions environnementales difficiles, des accidents industriels, des conflits de travail, des conditions géologiques inusitées ou inattendues, des glissements de terrain ou de talus, des éboulements, des modifications à la réglementation et des phénomènes naturels tels que des conditions météorologiques défavorables, des inondations et des tremblements de terre. De tels événements pourraient occasionner des dommages touchant les propriétés minières ou les installations de production, des blessures ou décès, des dommages environnementaux touchant les propriétés de l'émetteur ou les propriétés d'autres sociétés, des retards dans l'exploitation minière, des pertes monétaires, et entraîner des responsabilités légales éventuelles.

Bien que, pour se protéger contre certains risques, l'émetteur ait souscrit de l'assurance pour des montants qu'il considère raisonnables, son assurance ne couvrira pas l'ensemble des risques éventuels liés aux activités d'une société minière. L'émetteur pourrait aussi être incapable de conserver son assurance à des primes abordables. La couverture d'assurance pourrait déborder les limites prévues du contrat ou pourrait ne pas être suffisante pour couvrir toute responsabilité qui en découle. En outre, la couverture contre les risques comme la pollution de l'environnement ou d'autres dangers qui découlent de l'exploration et de la production minières n'est généralement pas offerte à l'émetteur ou aux autres sociétés minières selon des conditions acceptables. L'émetteur pourrait également être tenu responsable de la pollution ou d'autres dangers qui pourraient ne pas être assurés ou contre lesquels l'émetteur peut décider de ne pas s'assurer notamment parce que les primes sont trop élevées. Les pertes découlant de ces événements peuvent occasionner à l'émetteur des dépenses importantes, lesquelles pourraient avoir une incidence défavorable importante sur son rendement financier et sur ses résultats d'exploitation.

RISQUES ET DANGERS POUR L'ENVIRONNEMENT

Toutes les phases des activités de l'émetteur sont assujetties à la réglementation environnementale dans les divers territoires où elles sont exercées. Cette réglementation oblige notamment le maintien de normes de qualité de l'air et de l'eau, ainsi qu'à la restauration du terrain, et établit des limites quant à la production, au transport, au stockage et à l'élimination de déchets solides et dangereux. La législation sur l'environnement évolue vers des normes plus strictes et une application plus rigoureuse, des amendes et des pénalités plus élevées en cas de non-respect, des évaluations environnementales plus serrées des projets et la responsabilité accrue des sociétés et de leurs dirigeants, administrateurs et employés. Rien ne garantit que la modification éventuelle de la réglementation sur l'environnement n'aura pas d'effet défavorable sur les activités de l'émetteur. Il se peut qu'il existe sur les propriétés dans lesquelles l'émetteur détient des participations ou sur les propriétés qui seront acquises aux termes de l'acquisition des dangers pour l'environnement dont l'émetteur n'a pas connaissance à l'heure actuelle et qui pourraient avoir été causés par les propriétaires ou les exploitants actuels ou anciens.

Les activités de l'émetteur nécessitent actuellement, et pourraient nécessiter à l'avenir, l'obtention d'approbations et de permis du gouvernement. Si ces approbations sont nécessaires mais qu'elles ne sont pas obtenues, l'émetteur pourrait devoir observer une interdiction ou une restriction concernant la poursuite de ses activités d'exploitation minière et de ses projets d'exploration ou de mise en valeur de propriétés minières.

L'inobservation des lois, des règlements et des exigences applicables en matière de permis pourrait occasionner la prise de mesures d'exécution aux termes de ces dispositions législatives, notamment des ordonnances rendues par des autorités réglementaires ou judiciaires en vue de faire interdire ou de restreindre les activités, et pourrait comprendre des mesures correctives nécessitant des dépenses

en immobilisations, l'installation d'équipement supplémentaire ou des mesures de redressement. Il se pourrait que les parties qui prennent part aux activités minières ou à l'exploration ou à la mise en valeur des propriétés minières soient tenues d'indemniser les personnes qui subissent des pertes ou des dommages causés par les activités minières et qu'elles se fassent imposer des amendes ou des sanctions civiles ou pénales en raison de la violation des lois ou des règlements applicables.

La modification des lois, de la réglementation et des permis actuels régissant l'exploitation et les activités des sociétés minières et des sociétés d'exploration minière ou leur mise en application plus rigoureuse pourrait avoir un effet défavorable important sur l'émetteur et faire augmenter les frais d'exploration, les dépenses en immobilisations ou les coûts de production, ou pourrait occasionner la réduction des niveaux de production aux propriétés productrices ou encore l'abandon ou le retard de la mise en valeur de nouvelles propriétés minières.

RISQUES ENVIRONNEMENTAUX LIÉS À LA MINE ALUMBRERA

Des eaux de ruissellement se sont formées dans les eaux souterraines naturelles en aval des installations de stériles à l'intérieur de la concession MAA. Une série de puits de pompage ont été mis en place pour capturer ces eaux de ruissellement empreintes de hauts niveaux de calcium et de sulfate dissous. Des puits de pompage devront être rajoutés au cours de l'exploitation de la mine afin de contenir les eaux de ruissellement à l'intérieur de la concession et des puits de surveillance devront également être installés à la rivière Vis Vis. Si l'on se fie au tout dernier modèle des eaux souterraines, il sera nécessaire de faire fonctionner le système de pompage durant plusieurs années après la fermeture de la mine. La canalisation du concentré en suspension reliée à la mine Alumbrera traverse des régions montagneuses, d'importantes rivières, et elle est exposée à des pluies torrentielles ainsi qu'à des activités agricoles. Bien qu'il y ait eu de nombreuses structures de contrôle et des programmes de surveillance mis en place, le moindre bris de la canalisation pourrait représenter un risque environnemental lié au déversement du concentré en suspension.

L'émetteur ne s'est vu octroyer aucune indemnité de la part de RTP, vendeur de la mine Alumbrera, à l'égard de responsabilités environnementales éventuelles qui pourraient découler du panache d'eau de ruissellement ou d'une rupture de la canalisation.

PERMIS

Pour ses activités en Argentine et à Cuba, l'émetteur doit obtenir des permis des autorités gouvernementales compétentes et conserver ces permis en vigueur. Bien que MAA possède actuellement tous les permis nécessaires pour exploiter son entreprise comme elle le fait actuellement, rien ne garantit que le renouvellement des permis pour les activités actuelles ne sera pas retardé ou encore que les permis supplémentaires pour tout changement qui pourrait être apporté aux activités seront obtenus sans délai. Avant d'entreprendre des travaux de mise en valeur sur ses propriétés, l'émetteur doit obtenir les permis des autorités gouvernementales compétentes. Rien ne garantit que l'émetteur continuera de détenir tous les permis nécessaires pour mettre en valeur une propriété en particulier ou pour en entreprendre ou en poursuivre l'exploitation.

INFRASTRUCTURE

Les activités d'extraction, de traitement, de mise en valeur et d'exploration dépendent, à un degré ou à un autre, d'une infrastructure adéquate. Des routes, des ponts, des sources d'énergie et de l'approvisionnement en eau fiables sont des éléments importants qui influent sur les dépenses en immobilisations et les frais d'exploitation. Les phénomènes climatiques inhabituels ou rares, le sabotage, les entraves occasionnées notamment par le gouvernement pour ce qui est de l'entretien ou de la fourniture d'une telle infrastructure pourraient avoir un effet défavorable sur les activités, la situation financière et les résultats d'exploitation de l'émetteur.

RISQUES D'INTERRUPTION DES ACTIVITÉS À LA MINE ALUMBRERA

La défaillance ou la rupture d'un oléoduc, selon l'emplacement où aurait lieu un tel événement, pourrait provoquer une interruption importante des activités de MAA et pourrait avoir un effet défavorable important sur la situation financière et les résultats d'exploitation de l'émetteur.

La mine Alumbrera est située dans une région éloignée de l'Argentine. En moyenne, plus de 2 000 personnes sont transportées par voie terrestre et plus de 1 200 par voie aérienne en partance ou à destination de la mine tous les mois. Un accident grave impliquant un autobus ou un avion pourrait faire de nombreuses victimes. L'interruption de ces services pourrait aussi causer une interruption importante des activités de MAA et avoir une incidence défavorable sur la situation financière et sur les activités de l'émetteur.

INCERTITUDE QUANT À L'ESTIMATION DES RÉSERVES DE MINERAI ET DES RESSOURCES MINÉRALES

Les chiffres des réserves de minerai et des ressources minérales qui figurent dans le présent prospectus sont des estimations et rien ne garantit que les teneurs et les tonnages prévus seront atteints ou que le niveau indiqué de récupération sera réalisé ou que les réserves de minerai seront extraites ou traitées de façon rentable. Il existe un bon nombre d'incertitudes inhérentes aux estimations des réserves de minerai et des ressources minérales, y compris de nombreux facteurs indépendants de la volonté de l'émetteur. Les estimations relèvent d'un processus subjectif et l'exactitude des réserves ou ressources est fonction de la quantité et de la qualité de données disponibles ainsi que des hypothèses et des jugements à la base de l'interprétation géologique et d'ingénierie. De plus, des facteurs d'exploitation à court terme ayant trait aux réserves minérales, comme le besoin de mettre en valeur de façon ordonnée les gisements de minerai ou le traitement de nouvelles teneurs de minerai ou de teneurs de minerai différentes, pourraient rendre l'exploitation minière non rentable au cours d'une période comptable donnée. De plus, rien ne garantit que la récupération d'or, d'argent ou de cuivre dans des essais de laboratoire à petite échelle sera répétée dans des essais à plus grande échelle dans des conditions *in situ* ou pendant la production.

Les fluctuations du prix de l'or, de l'argent ou du cuivre, les résultats de forage, les essais métallurgiques la production ainsi que l'évaluation des plans de mine subséquents à la date de toute estimation peuvent exiger une révision de ces estimations. Le volume et la teneur des réserves exploitées et traitées et les taux de recouvrement peuvent ne pas correspondre à ceux qui ont été anticipés. Toute réduction importante des estimations de réserves minerais et des ressources minérales ou de la capacité de l'émetteur à procéder à l'extraction de ces réserves de minerai pourrait avoir un effet défavorable important sur les résultats d'exploitation et sur la situation financière l'émetteur.

INCERTITUDE RELATIVEMENT AUX RESSOURCES MINÉRALES PRÉSUMÉES

Les ressources minérales présumées qui ne sont pas des réserves minérales n'ont pas démontré leur viabilité économique.

BESOIN EN RÉSERVES SUPPLÉMENTAIRES

Comme les mines ont une durée d'exploitation limitée, laquelle est fondée sur des réserves prouvées et probables, l'émetteur doit continuellement remplacer et étendre ses réserves. Les estimations sur la durée de l'exploitation de la mine comprises aux présentes et qui se rattachent aux installations de la mine Alumbrera peuvent être erronées. La capacité de l'émetteur de conserver ou même d'augmenter sa production annuelle d'or et de cuivre est tributaire, en grande partie, de sa capacité à mettre en route de nouvelles mines et à la capacité de MAA de développer ses réserves dans la mine Alumbrera.

La mine Alumbrera a une durée d'exploitation estimative de 10 ans. L'émetteur ne prévoit pas que d'autres activités d'exploration menées à la mine Alumbrera se traduiraient en une augmentation importante des réserves de minerai.

TITRE FONCIER

Bien que les titres afférents aux propriétés de l'émetteur ainsi qu'aux propriétés que l'émetteur se propose d'acquérir ont été revus par l'émetteur ou pour son compte, aucun avis officiel relatif aux titres n'a été remis à l'émetteur et, par conséquent, rien ne garantit que les titres relatifs à ces propriétés ne sont pas entachés de vice. Il est généralement impossible d'obtenir une garantie à l'égard des titres et, par conséquent, la capacité de l'émetteur de voir à l'obtention de claims solides relatifs à chaque propriété minière ou concession minière peut être considérablement restreinte. L'émetteur n'a pas procédé au levé claims dans lesquels il détient, directement ou indirectement, des droits et, par conséquent, la délimitation précise et l'emplacement des claims pourraient être mis en doute. Conséquemment, les propriétés minières de l'émetteur pourraient être assujetties à des privilèges, des ententes, des transferts ou des réclamations antérieurs non enregistrés, ou encore à des revendications territoriales autochtones ou à des vices de titre non repérés, entre autres choses. De plus, l'émetteur pourrait se trouver dans l'impossibilité d'exploiter ses propriétés conformément aux permis octroyés, ou encore de faire valoir ses droits à l'égard de ses propriétés.

CONCURRENCE

Le secteur minier est concurrentiel, et ce, dans tous ses aspects. L'émetteur fait face à une forte concurrence livrée par d'autres sociétés minières relativement à l'acquisition de propriétés qui produisent ou qui sont capables de produire des métaux précieux et de base. Bon nombre de ces sociétés possèdent des ressources financières, techniques et d'exploitation plus importantes que celles de l'émetteur. En raison de cette concurrence, l'émetteur pourrait être incapable de maintenir ou d'acquérir des propriétés minières attrayantes selon des conditions qu'il considère acceptables, pour peu qu'il y en ait, ce qui pourrait avoir une incidence défavorable importante sur le produit d'exploitation, la situation financière et les résultats d'exploitation de l'émetteur.

CAPITAUX SUPPLÉMENTAIRES

L'extraction, le traitement, la mise en valeur et l'exploration des propriétés de l'émetteur peuvent exiger un financement supplémentaire considérable. L'impossibilité d'obtenir un financement suffisant peut entraîner un retard, voire le report indéterminé des travaux d'exploration, de mise en valeur ou de production à l'une ou à l'ensemble des propriétés de l'émetteur, et même occasionner la perte de sa participation dans la propriété. Rien ne garantit que des capitaux supplémentaires ou tout autre type de financement seront disponibles au besoin ou que, s'ils le sont, les conditions du financement seront avantageuses pour l'émetteur. Les bas prix de l'or enregistrés au cours des cinq années précédant 2002 ont eu des répercussions négatives sur la capacité de l'émetteur d'obtenir du financement et une telle situation pourrait se reproduire si les prix de l'or et du cuivre sont bas dans les années à venir.

PRIX DES PRODUITS DE BASE

Le prix des actions ordinaires, les résultats financiers de l'émetteur ainsi que ses activités d'exploration, de mise en valeur et d'exploitation minière ont subi précédemment, ou pourraient subir dans l'avenir, des répercussions négatives importantes en raison de la chute des prix de l'or et du cuivre. Les prix de l'or et du cuivre fluctuent de façon marquée et sont tributaires de divers facteurs qui sont indépendants de la volonté de l'émetteur, tels que la vente ou l'achat d'or par diverses banques centrales et institutions financières, les taux d'intérêt, les taux de change, les taux d'inflation, de déflation, les fluctuations dans la valeur du dollar américain et des devises, l'offre et la demande régionales et internationales, la conjoncture économique et politique qui prévaut dans les pays du monde qui sont de gros producteurs d'or et de cuivre. Les prix de l'or et du cuivre ont grandement fluctué ces dernières années et toute baisse sérieuse pourrait empêcher la poursuite des activités de mise en valeur et de production commerciale des propriétés de l'émetteur.

Selon le prix de l'or et du cuivre, les flux de trésorerie provenant des activités minières pourraient ne pas être suffisants et l'émetteur pourrait se voir obligé d'interrompre la production et pourrait perdre

sa participation dans certaines de ses propriétés, ou se voir forcé de vendre certaines de ses propriétés. La production future des propriétés minières de l'émetteur est fonction du fait que les prix de l'or et du cuivre soient adéquats pour rendre ces propriétés rentables.

De plus, des estimations des réserves et des plans de mine fondées sur des prix de l'or et du cuivre plus bas pourraient se traduire par une réduction importante des investissements de l'émetteur dans des propriétés minières et par une augmentation des frais d'amortissement, de réclamation et de fermeture.

Non seulement le recul des prix des produits de base peut-il avoir des répercussions négatives sur les estimations des réserves de l'émetteur et sur sa situation financière, mais un tel recul peut aussi influer sur les activités de l'émetteur en ce qu'il implique la réévaluation de la faisabilité d'un projet en particulier.

Une telle réévaluation peut résulter d'une décision de la direction ou peut être requise aux termes d'arrangements financiers relatives à un projet en particulier. Même si un projet est en bout de ligne reconnu comme étant économiquement viable, le besoin de mener une telle réévaluation peut causer des retards importants ou des activités, ou même les interrompre, jusqu'à ce que la réévaluation soit achevée.

Le concentré de cuivre tiré de la mine Alumbrera est expédié à des fonderies en Europe, en Inde, au Moyen-Orient, au Canada et au Brésil. Les coûts de transport du concentré de cuivre pourraient augmenter considérablement en raison d'une augmentation du prix de l'essence ou d'une pénurie du nombre de navires disponibles pour transporter le concentré aux fonderies.

RISQUES LIÉS AUX OPÉRATIONS DE COUVERTURE SUR LES PRODUITS DE BASE

À l'heure actuelle, la politique de l'émetteur consiste en ne pas couvrir ses ventes futures de métaux; toutefois, cette politique pourrait être modifiée dans l'avenir. MAA, quant à elle, couvre une partie de ses ventes de métaux. La couverture des ventes de métaux peut entraîner la nécessité d'effectuer des activités sur marge. La fluctuation soudaine du prix des métaux faisant l'objet d'une couverture pourrait occasionner des appels de marge dont l'effet sur la situation financière de l'émetteur ou de MAA pourrait être défavorable.

Rien ne garantit qu'un programme de couverture d'un des produits de base conçu pour réduire le risque associé aux fluctuations des prix du métal sera fructueux. Les opérations de couverture peuvent ne pas fournir une protection adéquate contre les chutes du prix des métaux. Bien que les opérations de couverture puissent protéger l'émetteur et MAA d'une chute du prix du métal qui fait l'objet de la couverture, ces opérations peuvent aussi empêcher l'émetteur et MAA de tirer profit intégralement des hausses de prix.

RISQUES LIÉS AUX TAUX DE CHANGE

Les fluctuations monétaires peuvent influer sur les coûts que l'émetteur a à défrayer dans le cadre de ses activités. Les frais d'exploitation de l'émetteur à Cuba et en Argentine sont défrayés en dollars américains. Au Canada, les frais d'exploitation de l'émetteur sont défrayés essentiellement en dollars canadiens. L'appréciation de monnaies autres que le dollar américain par rapport au dollar américain peut accroître le coût de la production d'or et de cuivre en termes de dollars américains. De temps à autre, l'émetteur prend part à des opérations de couverture de change afin de réduire le risque associé aux fluctuations monétaires. Rien ne garantit que ces stratégies de couverture de risque seront fructueuses. Des opérations de couverture de change peuvent nécessiter des activités sur marge. La fluctuation soudaine du taux de change pourrait occasionner des appels de marge dont l'effet sur la situation financière de l'émetteur pourrait être défavorable.

RÉGLEMENTATION GOUVERNEMENTALE

Les activités d'extraction, de traitement et de mise en valeur et d'exploration minière et minérale de l'émetteur sont assujetties à diverses lois qui régissent, entre autres, la prospection, la mise en valeur, la production, les taxes et impôts, les normes du travail, la santé au travail, la sécurité dans les mines, les substances toxiques, l'utilisation du sol, l'utilisation de l'eau, les revendications territoriales des populations locales et d'autres questions. Bien que les activités d'exploration et d'extraction minières et de mise en valeur de l'émetteur soient actuellement exercées en conformité avec toutes les règles et tous les règlements applicables, rien ne garantit que de nouvelles dispositions réglementaires ne seront pas promulguées ou que celles qui sont en vigueur ne seront pas appliquées d'une façon qui pourrait limiter ou restreindre la production ou la mise en valeur. La modification ou l'application plus rigoureuse des dispositions législatives en vigueur qui régissent les activités d'extraction et de broyage pourrait avoir un effet défavorable important sur l'émetteur.

ACTIVITÉS À L'ÉTRANGER

Une grande partie des activités de l'émetteur est présentement exercée en Argentine et à Cuba, ce qui comporte pour l'émetteur divers niveaux de risques et d'incertitudes, notamment sur le plan politique et économique. Ces risques et ces incertitudes varient selon les pays et comprennent, entre autres, le terrorisme, la prise d'otages, la répression militaire, l'expropriation, la fluctuation extrême des taux de change, les taux d'inflation élevés, les troubles ouvriers, les risques de guerre ou de troubles civils, l'expropriation et la nationalisation, la renégociation ou l'annulation des concessions, des licences, des permis et des contrats existants, l'exploitation illégale, la modification des politiques d'imposition, les restrictions sur la monnaie étrangère et le rapatriement, les changements dans la conjoncture politique, des contrôles monétaires et la réglementation gouvernementale favorisant ou exigeant l'octroi de contrats à des entrepreneurs locaux ou imposant aux entrepreneurs étrangers l'embauche de citoyens d'un territoire particulier ou l'approvisionnement auprès de fournisseurs d'un tel territoire.

Des modifications des politiques d'exploitation minière ou d'investissement ou encore des changements d'attitude politique en Argentine et à Cuba pourraient avoir un effet défavorable sur les activités ou sur la rentabilité de l'émetteur. Les activités pourraient être touchées à divers degrés par la réglementation gouvernementale concernant notamment les restrictions sur la production, le contrôle des prix, le contrôle des exportations, la remise de devises, les impôts sur le revenu, l'expropriation, les investissements étrangers, le maintien des claims, la législation en matière d'environnement, l'utilisation du sol, les revendications territoriales des populations locales, l'utilisation de l'eau et la sécurité dans les mines.

Tout défaut de se conformer rigoureusement aux lois, aux règlements et aux pratiques locales ayant trait à l'application des droits miniers et au régime foncier pourrait occasionner la perte, la réduction ou l'expropriation des droits ou encore l'imposition de parties locales ou étrangères en tant qu'associés de coentreprise détenant un intérêt passif ou autre.

On ne peut prévoir avec exactitude si ces facteurs et incertitudes se matérialiseront et s'ils pourraient avoir un effet défavorable sur les activités ou sur la rentabilité de l'émetteur.

QUESTIONS RELATIVES AU TRAVAIL ET À L'EMPLOI

La production à la mine Alumbrera est tributaire des efforts déployés par les employés de MAA et elle peut varier en fonction des relations entre MAA et ses employés syndiqués et non syndiqués. En outre, les relations entre l'émetteur et ses employés peuvent être touchées par des modifications au cadre des relations de travail qui peuvent être introduites par les autorités gouvernementales pertinentes dans les territoires où l'émetteur exploite son entreprise. Des modifications défavorables apportées à cette législation ou survenant dans le cadre de la relation entre MAA et ses employés peuvent avoir un effet défavorable important sur les activités, les résultats d'exploitation et la situation financière de l'émetteur.

INSTABILITÉ POLITIQUE ET ÉCONOMIQUE EN ARGENTINE

La mine Alumbrera et le projet Agua Rica sont situés en Argentine. Il existe des risques reliés au caractère incertain ou imprévisible de la conjoncture politique et économique en Argentine. À court terme, l'instabilité macroéconomique importante qui règne dans la région devrait influer défavorablement sur le climat commercial et conduire à long terme à des changements négatifs dans l'approche nationale prise à l'égard de la propriété par les entreprises étrangères de ressources naturelles. L'Argentine a récemment connu de graves difficultés économiques, dont une importante dévaluation monétaire, bien qu'on ait constaté, selon la direction, de façon générale, une certaine amélioration de la conjoncture économique et sociale au cours des derniers mois. Ces conditions pourraient, dans un avenir prévisible, avoir des répercussions sur les activités de MAA.

En réponse à l'instabilité économique et politique qui marque l'Argentine, le gouvernement argentin a annoncé, en janvier 2002, qu'il allait abandonner sa politique monétaire de parité du peso argentin avec le dollar américain. Se reporter aux états financiers annuels vérifiés de MAA qui figurent aux présentes pour connaître les répercussions financières sur MAA de l'abandon de la politique monétaire de parité du peso avec le dollar américain et concernant la dévaluation subséquente du peso par rapport au dollar américain. Durant la crise économique, l'Argentine n'a pas rempli ses obligations de remboursement de la dette externe et, de novembre 2002 à janvier 2003, l'Argentine n'a pas honoré ses obligations de remboursement à l'égard de nombreux prêts officiels contractés auprès d'organismes multinationaux. En janvier 2003, le Fonds monétaire international a convenu de planifier à nouveau une partie de la dette due par l'Argentine et a approuvé un crédit à court terme afin que l'Argentine puisse rembourser ses dettes, qui ne pouvaient être différées, aux organismes multinationaux.

Il existe un risque de violence politique et de tensions sociales accrues en Argentine en raison de la crise économique; l'Argentine fait face à une recrudescence des troubles civils, du taux de criminalité et des conflits de travail. En outre, le gouvernement a également renégocié certains contrats, ou a manqué à ses obligations découlant de ceux-ci. Des barrages routiers (piqueteros) peuvent être érigés sans préavis sur la plupart des routes provinciales ou nationales par des membres de collectivités, des chômeurs et des syndicats. Il y a environ un an sont survenus des troubles mineurs aux routes d'accès situées à proximité du site de la mine Alumbrera. Ces troubles n'ont pas eu de répercussions sur l'approvisionnement en marchandises à la mine. Même si ces troubles ne se sont pas reproduits au cours des derniers mois, rien ne garantit qu'il ne surviendra pas à l'avenir de troubles ayant des répercussions sur l'approvisionnement en marchandises. Des troubles publics peuvent devenir plus fréquents si la situation économique en Argentine continue à se détériorer et cette situation peut déranger considérablement l'approvisionnement continu en marchandises.

Certains événements pourraient avoir des conséquences politiques importantes pour MAA en Argentine. Plus particulièrement, des incidents environnementaux graves tels une rupture d'une canalisation de concentré, la contamination des eaux souterraines et des eaux de surface en aval de la digue à stériles en raison d'une migration non contrôlée du panache de sulfure ou d'autres événements qui pourraient constituer un manquement grave aux engagements pris dans le RIE.

Les zones minières d'intérêt d'Alumbrera appartiennent à YMAD, société minière quasi publique, aux termes d'une loi minière argentine qui octroie à YMAD ces droits. YMAD a octroyé un bail minier à MAA aux termes de la convention UTE. Des changements politiques importants en Argentine pouvant influer sur les investissements étrangers et miniers en général ou sur les droits de YMAD ou de MAA relatifs aux zones minières d'intérêt d'Alumbrera en particulier pourraient avoir des conséquences négatives sur la capacité de MAA d'exploiter la mine Alumbrera.

Certains événements économiques et politiques dont : (i) l'incapacité de MAA d'obtenir des dollars américains sur un marché légal d'Argentine ou l'incapacité d'effectuer des transferts légaux de dollars américains aux prêteurs prioritaires, (ii) des gestes posés par les autorités gouvernementales en Argentine ou l'absence de gestes posés par ces autorités et (iii) des actes de violence politique en

Argentine pourraient avoir des répercussions négatives importantes sur la capacité de MAA à exploiter la mine Alumbrera et à s'acquitter des paiements dus à des prêteurs prioritaires et peuvent constituer un événement ou un manquement selon les modalités de la sûreté visant la dette de premier rang.

FILIALES ÉTRANGÈRES

L'émetteur mène ses activités par l'intermédiaire de filiales, de coentreprises et de divisions à l'étranger (aux îles Caïmans, au Delaware, en Argentine, à Cuba et à Antigua), et la quasi-totalité de ses actifs est détenue dans ces entités. Par conséquent, toute limite imposée sur le transfert d'espèces ou d'autres actifs entre la société mère et ces entités ou entre les entités elles-mêmes pourrait restreindre la capacité de l'émetteur à financer efficacement ses activités. Ces limites ou la perception que ces limites peuvent exister maintenant ou dans l'avenir pourraient avoir un effet défavorable important sur l'évaluation et le prix des titres de l'émetteur.

HELMS-BURTON

Les propriétés cubaines détenues par l'émetteur peuvent être assujetties à des risques politiques découlant des restrictions réglementaires imposées par les États-Unis sur le commerce et les relations avec Cuba. En 1996, une nouvelle loi fédérale américaine, la *Helms-Burton Act*, a été adoptée. Elle octroie aux sociétés américaines dont les propriétés cubaines ont été confisquées en 1958-1959 durant la transition du gouvernement cubain à un gouvernement communiste le droit d'intenter dans un tribunal de district aux États-Unis une action contre des ressortissants étrangers qui font le trafic de propriétés confisquées ou en utilisent, sous réserve du pouvoir du président des États-Unis de suspendre le droit d'un demandeur éventuel. Bien que l'émetteur ne croie pas que ses propriétés cubaines ou ces minéraux extraits de ces propriétés, le cas échéant, seront visés par de telles actions, rien ne garantit que les demandeurs éventuels n'existent pas ou ne chercheront pas à intenter une action contre l'émetteur. L'investissement à Cuba a également été assujetti à certains risques juridiques, politiques et économiques en raison des relations entre les États-Unis et Cuba qui peuvent avoir une incidence négative sur la capacité de l'émetteur à obtenir de l'équipement, du personnel et d'autres ressources requises pour ses activités d'exploration à Cuba. De plus, les gouvernements communistes dans un certain nombre de pays ont exproprié les propriétés privées dans le passé, souvent sans contrepartie adéquate. Rien ne garantit que le gouvernement cubain n'expropriera pas les propriétés cubaines de l'émetteur dans l'avenir.

STRATÉGIE D'ACQUISITION

Dans le cadre de sa stratégie commerciale, l'émetteur a toujours recherché dans le secteur minier de nouvelles occasions de production minière et de mise en valeur, ce qu'elle continuera de faire. Dans la recherche de ces occasions, l'émetteur pourrait ne pas faire les bons choix d'acquisition, ne pas négocier ou à financer des arrangements acceptables, y compris des arrangements en vue de financer des acquisitions ou d'intégrer les entreprises acquises et leur personnel à l'émetteur. L'émetteur ne peut pas garantir qu'il réalisera les acquisitions ni ne conclura les ententes commerciales projetées à des conditions favorables, ni qu'il pourra éventuellement tirer profit des acquisitions ou ententes commerciales qu'il réalisera.

ACTIVITÉS DE L'ÉMETTEUR APRÈS L'ACQUISITION

Le moment et la manière dont les décisions seront mises en œuvre quant à la poursuite de l'entreprise de l'émetteur après l'acquisition aura un effet important sur ses activités. La direction devra se consacrer à la restructuration ou à l'intégration des activités de MAA, de PGM, et de Wheaton River et de l'émetteur, ce qui pourrait détourner son attention des activités quotidiennes de chaque entreprise. Si la direction de l'émetteur est incapable de gérer efficacement une telle restructuration ou intégration, les résultats d'exploitation et la situation financière de l'émetteur pourraient en subir les effets défavorables importants. Si les activités de MAA, de PGM, de Wheaton

River et de l'émetteur sont restructurées ou intégrées, rien ne garantit que l'émetteur sera en mesure de maintenir en poste le personnel clé qui travaille actuellement dans chaque entreprise.

RISQUES LIÉS À LA COENTREPRISE

L'émetteur détient une participation indirecte de 12,5 % dans la mine Alumbrera, tandis que des participations de 37,5 % et de 50 % seront détenues par Wheaton et MIM, respectivement. La participation de l'émetteur dans la mine Alumbrera est assujettie aux risques normalement associés à l'exploitation des coentreprises. L'existence ou la survenance d'une ou de plusieurs des circonstances et événements suivants pourraient avoir des répercussions défavorables sur la rentabilité de l'émetteur ou sur la viabilité de sa participation détenue par l'intermédiaire des coentreprises, ce qui pourrait avoir des répercussions négatives importantes sur les flux de trésorerie futurs de l'émetteur, ses bénéfices, ses résultats d'exploitation et sa situation financière futurs : (i) une divergence entre les associés de coentreprises sur la façon de mettre en valeur et d'exploiter les mines efficacement, (ii) une incapacité des associés de coentreprises à s'acquitter de leurs obligations envers la coentreprise ou des tiers, (iii) un litige entre des associés de coentreprises concernant des questions de coentreprise.

COURS DES ACTIONS ORDINAIRES SUR LE MARCHÉ

Les actions ordinaires sont cotées à la cote de la TSX. Les titres de sociétés à microcapitalisation et à petite capitalisation ont connu une volatilité importante au cours des dernières années, souvent fondée sur des facteurs non reliés au rendement financier ou aux projections des sociétés concernées. Ces facteurs comprennent les développements macroéconomiques en Amérique du Nord et à l'échelle internationale ainsi que les perceptions qu'a le marché des facteurs d'attractivité de certains secteurs de l'industrie. Le cours de l'action de l'émetteur est vraisemblablement touché de manière importante par les changements à court terme enregistrés au chapitre des prix de l'or ou du cuivre ou au chapitre de sa situation financière ou de ses résultats d'exploitation, tel que le démontrent ses rapports trimestriels. Parmi les facteurs non reliés au rendement de l'émetteur et qui peuvent aussi influer sur le cours des actions ordinaires, on retrouve notamment les faits suivants : (i) la portée des analyses accessibles aux investisseurs relativement aux activités de l'émetteur peut être limitée si les banques d'investissement dotées de moyens de recherche ne suivent pas l'évolution des titres de l'émetteur, (ii) la diminution du volume des opérations et de l'intérêt du marché en général vis-à-vis les titres de l'émetteur peut influer sur la capacité d'un investisseur à négocier un nombre considérable d'actions ordinaires, (iii) le nombre d'actions en circulation aux mains d'investisseurs du public peut limiter la capacité de certaines institutions à investir dans les titres de l'émetteur et (iv) un recul important du cours des actions ordinaires qui persiste pendant une longue période pourrait faire en sorte que les titres de l'émetteur soient radiés de la cote de la TSX, ce qui aura pour effet de réduire davantage la liquidité du marché.

Si un de ces facteurs se matérialisait, le cours des actions ordinaires sur le marché à tout moment pourrait ne pas refléter avec justesse la valeur à long terme de l'émetteur. Des poursuites en recours collectif relativement aux titres d'une société ont souvent été intentées contre des sociétés auprès des périodes de volatilité du cours de leurs titres sur le marché. L'émetteur pourrait éventuellement être la cible de telles poursuites. Des poursuites relatives aux titres de l'émetteur pourraient occasionner des frais et des dommages-intérêts importants et détourner l'attention et les ressources de la direction de l'émetteur.

LOIS ANTITRUST DE L'ARGENTINE

L'émetteur et BHP ont déposé un avis consultatif demandant une décision de la *Competition Defense Commission* (la *CDC*) en Argentine selon laquelle un avis pour l'approbation antitrust par la CDC n'est pas nécessaire pour l'acquisition d'Alumbrera. La CDC est l'organisme de réglementation en Argentine qui surveille les transactions pouvant déclencher l'application des règlements antitrust. La CDC examine le contrôle et la taille d'une transaction et des parties en jeu lorsqu'elle fait ses

évaluations. Bien que l'émetteur ait obtenu un avis de son conseiller juridique d'Argentine selon lequel l'acquisition d'Alumbrera n'est pas assujettie aux lois antitrust d'Argentine, aucune décision à cet effet de la CDC n'a encore été obtenue, et rien ne garantit qu'une décision favorable sera obtenue. Un dépôt a été effectué auprès de la CDC par le conseiller juridique d'Argentine au nom de BHP et de l'émetteur dans le cadre de l'opération Agua Rica. Bien que l'émetteur ait obtenu un avis de son conseiller juridique d'Argentine selon lequel le risque qu'une décision défavorable à l'opération Agua Rica soit rendue était faible, la CDC ne s'est pas encore prononcée, et rien ne garantit qu'une décision favorable sera obtenue. Le conseiller juridique d'Argentine a informé l'émetteur que si la CDC juge une opération contraire aux lois antitrust de l'Argentine, elle a le pouvoir d'obliger les parties à restructurer l'opération ou à y mettre fin.

PROMOTEURS

David Cohen, président et administrateur de l'émetteur, et Robert Cross, président du conseil et administrateur de l'émetteur, peuvent être considérés comme des promoteurs de l'émetteur aux termes des lois sur les valeurs mobilières applicables en raison de leur rôle dans la réorganisation des activités de l'émetteur. L'émetteur n'a reçu et ne recevra aucune valeur, directe ou indirecte, de M. Cohen ou de M. Cross, sauf leurs services décrits à la rubrique « Administrateurs et dirigeants de l'émetteur ».

CONTRATS IMPORTANTS

Les seuls contrats importants conclus hors du cours normal des activités par l'émetteur depuis le 30 mai 2001 et qui peuvent raisonnablement être considérés importants à l'heure actuelle pour lui, sont les suivants :

1. le contrat de prise ferme (voir « Mode de placement - Contrat de prise ferme, acte relatif aux bons de souscription spéciaux et acte relatif aux bons de souscription »);
2. l'acte relatif aux bons de souscription spéciaux (voir « Mode de placement - Contrat de prise ferme, acte relatif aux bons de souscription spéciaux et acte relatif aux bons de souscription »);
3. l'acte relatif aux bons de souscription (voir « Mode de placement - Contrat de prise ferme, acte relatif aux bons de souscription spéciaux et acte relatif aux bons de souscription »);
4. le contrat d'achat (voir « Acquisition d'Alumbrera - Contrat d'achat et autres contrats »);
5. le contrat d'achat conclu avec BHP à l'égard d'Agua Rica.

On peut consulter un exemplaire des contrats précédents au Suite 250, 1075 West Georgia Street, Vancouver (Colombie-Britannique) V6E 3C9 durant les heures normales de bureau pendant la période du placement visé par le présent prospectus.

LITIGES

Il n'existe aucun litige important auquel l'émetteur et ses filiales sont parties ou pouvant mener à la saisie des biens de l'émetteur, et aucune poursuite n'est prévue à la connaissance de l'émetteur.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

À la connaissance de l'émetteur et sauf divulgation contraire ailleurs dans le présent prospectus, les administrateurs et hauts dirigeants de l'émetteur, ainsi que les membres du groupe des personnes physiques ou morales mentionnées ci-dessus et les sociétés qui leur sont liées n'ont aucun intérêt important, direct ou indirect, dans les opérations depuis le 30 mai 2000 ou dans une opération proposée, qui a ou aura une incidence importante sur l'émetteur ou une de ses filiales.

En mars 2002, ValGold Resources Ltd., société comptant alors deux administrateurs communs avec l'émetteur (Frank Lang et Stephen J. Wilkinson) et à l'heure actuelle seulement un administrateur commun (Stephen J. Wilkinson), a acheté 833 333 actions ordinaires et 50 000 bons de souscription d'actions de l'émetteur dans le cadre d'un placement privé pour une contrepartie totale de 500 000 $. Le produit tiré du placement privé a été utilisé pour le fonds de roulement et pour le contrôle préalable lié à une acquisition éventuelle.

En août 2002, Robert Cross et une personne ayant des liens avec David Cohen ont chacun acheté 1 000 000 d'unités, chacune étant constituée d'une action ordinaire de l'émetteur et d'un bon de souscription d'actions de l'émetteur pouvant être exercé contre une action ordinaire au prix de 1,30 $ pendant deux années. Ces unités sont dans le cadre d'un placement privé, pour une contrepartie totale de 2 000 000 $. Le produit tiré du placement privé a été utilisé pour le fonds de roulement et pour le contrôle préalable lié à une acquisition éventuelle. En mars 2003, Sargent Berner et une personne ayant des liens avec David Cohen et Robert Cross, respectivement, ont acheté au total 505 000 unités des 4 000 000 d'unités émises par l'émetteur dans le cadre d'un placement privé (chaque unité étant constituée d'une action ordinaire et d'un bon de souscription d'actions pouvant être exercé contre une action ordinaire au prix de 1,30 $ pendant deux années).

Durant l'exercice terminé le 31 décembre 2002, l'émetteur a payé des frais administratifs à LMC Management Services Ltd., société fermée qui a un administrateur et un dirigeant en commun avec l'émetteur (Stephen J. Wilkinson et Shannon Ross, respectivement) et a fourni des services à l'émetteur sur une base de recouvrement intégral des coûts. Mr. Wilkinson n'a reçu aucun honoraire pour ses services.

Durant l'exercice terminé le 31 décembre 2002, l'émetteur a payé des frais juridiques de 104 328 $ à un cabinet d'avocats dont Sargent H. Berner et Mary P. Collyer, dirigeants de l'émetteur, sont associés.

VÉRIFICATEURS, AGENT CHARGÉ DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de l'émetteur sont Deloitte & Touche s.r.l., comptables agréés, 2800 - 1055 Dunsmuir Street, 4 Bentall Centre, Vancouver (Colombie-Britannique) V7X 1P4 qui ont été nommés pour la première fois à partir du 16 mai 2003.

L'agent des transferts et agent chargé de la tenue des registres pour les actions ordinaires est Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver (Colombie-Britannique) V6C 3B8, qui agira également à titre d'agent chargé de la tenue des registres et agent des transferts pour les bons de souscription. Pacific Corporate Trust Company a été nommée fiduciaire aux termes de l'acte relatif aux bons de souscription spéciaux et de l'acte relatif aux bons de souscription et a été nommé agent d'entiercement aux fins de la détention du produit entiercé conformément aux conditions de l'acte relatif aux bons de souscription spéciaux. Voir « Mode de placement ».

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique liées aux titres visés par le présent prospectus seront examinées par Stikeman Elliott S.E.N.C.R.L., s.r.l. et Perkins Coie LLP pour le compte de l'émetteur et par Cassels Brock & Blackwell LLP et Dorsey & Whitney LLP pour le compte des preneurs fermes. Au 30 juin 2003, les associés et avocats salariés de Stikeman Elliott S.E.N.C.R.L., s.r.l. et de Cassels Brock & Blackwell LLP étaient propriétaires véritables, directement ou indirectement, de moins de 1 % des actions ordinaires alors en circulation.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception

réelle ou réputée du prospectus et des modifications. Ce droit permet également à l'acquéreur de demander la nullité, la révision du prix ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces recours doivent être exercés dans les délais prescrits. On se reportera aux dispositions applicables et on consultera éventuellement un avocat.

DROIT CONTRACTUEL D'INTENTER UNE ACTION EN RÉSOLUTION

Dans l'éventualité où un porteur de bons de souscription spéciaux qui acquiert des actions ordinaires et des bons de souscription à l'exercice réel ou réputé des bons de souscription spéciaux prévu aux présentes peut se prévaloir, en vertu de la législation en valeurs mobilières applicable, d'un droit de résolution parce que le présent prospectus ou une modification s'y rapportant contient une information fausse ou trompeuse, il peut exercer ce droit non seulement à l'égard de l'exercice de ses bons de souscription spéciaux, mais également à l'égard du placement privé, et il a droit au remboursement intégral de toute contrepartie payée aux preneurs fermes ou à l'émetteur au moment de l'acquisition des bons de souscription spéciaux. Si ce porteur est un cessionnaire autorisé de la participation du souscripteur initial des bons de souscription spéciaux, il peut exercer le droit de résolution et être remboursé conformément aux présentes, comme s'il était, à titre de cessionnaire, le souscripteur initial. Ces droits s'ajoutent aux autres droits et recours conférés à un porteur de bons de souscription spéciaux par l'article 131 de la *Securities Act* (Colombie-Britannique), l'article 203 de la *Securities Act* (Alberta) et l'article 130 de la *Loi sur les valeurs mobilières* (Ontario) ou par les dispositions correspondantes de toute législation sur les valeurs mobilières, et ils sont assujettis aux moyens de défense, aux restrictions et aux autres dispositions de ces lois.

GLOSSAIRE DE TERMES MINIERS

À moins d'incompatibilité avec les questions traitées ou avec le contexte, les définitions qui suivent s'appliquent à la présente note d'information ainsi qu'aux documents et à l'avis de convocation à l'assemblée qui l'accompagnent.

Ag Argent.

As Arsenic.

Au Or.

broyage Le processus initial servant à réduire la taille des particules de minerai pour les rendre plus facile à traiter.

composite La combinaison de plus d'un résultat d'échantillons pour obtenir un résultat moyen étalé sur une plus grande distance.

concentration Un terme générique servant à décrire le processus par lequel le minerai est broyé, pulvérisé et soumis à un traitement physique et chimique pour en extraire les métaux valables et obtenir un concentré ou un produit fini.

concentré Un produit riche en métal résultant d'un processus d'enrichissement du minerai, par exemple la concentration par gravité ou la flottation, par lesquelles le minerai recherché a été séparé des déchets se trouvant dans le minerai.

concession minière Une zone de concession pour laquelle sont détenus des droits miniers.

Cu Cuivre.

dépenses en immobilisations Toutes les dépenses n'appartenant pas à la catégorie des charges d'exploitation.

dépenses totales Toutes les dépenses, notamment celles ayant trait à l'exploitation et aux immobilisations.

dilution Des déchets inévitablement extraits avec le minerai.

épaississement Le processus de concentration de particules solides en suspension.

essais L'analyse chimique d'échantillons de minerai afin d'en déterminer le contenu en métaux.

faille La surface d'une fracture le long de laquelle un déplacement s'est produit.

Fe Fer.

flottation Le processus par lequel la constituante chimique en surface des particules de minéraux désirés est modifiée chimiquement de sorte que les particules se joignent de préférence aux bulles pour flotter à la surface de la pulpe dans des appareils spécialement conçus à cet effet. La gangue ou les déchets se trouvant dans le minerai s'enfoncent chimiquement et ne flottent pas à la surface, ce qui permet la concentration du minerai valable et sa séparation des matériaux indésirables.

gangue Les parties sans valeur du minerai.

gisement Un corps minéralisé qui a été délimité physiquement à l'aide de travaux adéquats de forage, d'excavation de tranchées ou de travaux souterrains et qui s'avère contenir une teneur moyenne en métal ou en métaux suffisante pour justifier d'autres dépenses d'exploration ou de mise en valeur; un tel gisement ne constitue pas un corps minéralisé pouvant être exploité à l'échelle commerciale ou contenant des réserves minérales tant que les dernières questions juridiques, techniques et économiques n'ont pas été résolues.

hydrocyclone Un processus par lequel les matériaux sont classés selon leur taille à l'aide de la force centrifuge appliquée aux particules des matériaux.

krigeage Une méthode d'interpolation permettant d'attribuer des valeurs, à partir d'échantillons, à des blocs, qui minimise des erreurs d'estimation.

lenticulaire La forme qu'épousent les masses lenticulaires.

lèvre inférieure La couche sous-jacente d'une masse minéralisée ou d'un gradin.

lèvre supérieure La couche sus-jacente d'une masse minéralisée ou d'une pente.

lithologique La description géologique ayant trait à différents types de roches.

mine Une excavation réalisée dans le sol afin d'en extraire des minéraux. L'excavation peut être réalisée à ciel ouvert en surface ou par des travaux souterrains.

minerai Un métal, un minerai ou une combinaison de ces deux éléments d'une valeur suffisante quant à la qualité et à la quantité pour que l'extraction dégage un profit.

minéralisation La concentration de minerai dans un corps rocheux.

Mo Molybdène.

orientation La direction d'une ligne formée par l'intersection entre des surfaces de strates et le plan horizontal, toujours perpendiculaire à la direction du pendage.

Pb Plomb.

pendage L'angle d'inclinaison, par rapport au plan horizontal, d'une formation géologique ou d'une couche de roche.

réserve de minerai probable La partie économiquement exploitable d'une ressource minérale indiquée, et dans certaines circonstances d'une ressource minérale mesurée, selon au moins une étude préliminaire de faisabilité. Cette étude doit comprendre des renseignements adéquats portant sur l'extraction, le traitement, la métallurgie, les facteurs économiques ainsi que d'autres facteurs pertinents qui établissent, au moment de l'étude, que l'extraction présente un intérêt économique et est justifiée.

réserve de minerai prouvée La partie économiquement exploitable d'une ressource minérale mesurée, selon au moins une étude préliminaire de faisabilité. Cette étude doit comprendre des renseignements adéquats portant sur l'extraction, le traitement, la métallurgie, les facteurs économiques ainsi que d'autres facteurs pertinents qui établissent, au moment de l'étude que l'extraction présente un intérêt économique et est justifiée.

réserve de minerai La partie économiquement exploitable d'une ressource minérale mesurée ou indiquée, selon au moins une étude préliminaire de faisabilité. Cette étude doit comprendre des renseignements adéquats portant sur l'extraction, le traitement, la métallurgie, les facteurs économiques ainsi que d'autres facteurs pertinents qui établissent, au moment de l'étude que l'extraction présente un intérêt économique et est justifiée. Le terme comprend les matériaux de dilution et les déductions pour pertes susceptibles de survenir quand la matière est extraite.

résidus La roche stérile finement broyée de laquelle ont été extraits les minéraux et les métaux valables.

ressources minérales La concentration ou la venue d'une matière naturelle, solide, inorganique ou organique fossilisée qui se trouve sur ou dans la croûte terrestre et dont la forme et la quantité et dont la teneur ou la qualité sont telles qu'elle présente des perspectives raisonnables d'extraction rentable. L'emplacement, la quantité, la teneur, les caractéristiques géologiques et la continuité de la ressource minérale sont connus, estimés ou interprétés à partir de preuves et de connaissances géologiques spécifiques.

ressources minérales indiquées La partie de la ressource minérale dont on peut estimer la quantité, la teneur ou la qualité, la densité, la forme et les caractéristiques physiques avec un niveau de confiance suffisant pour permettre l'application judicieuse de paramètres techniques et économiques afin d'étayer la planification de la mine ainsi que l'évaluation de la viabilité économique du gisement. L'estimation est fondée sur des renseignements détaillés et fiables relatifs à l'exploration et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages qui sont suffisamment rapprochés pour que l'on puisse présumer de la continuité de la géologie ou des teneurs, ou les deux.

ressources minérales mesurées La partie de la ressource minérale dont la quantité, la teneur ou la qualité, la densité, la forme et les caractéristiques physiques sont si bien établies qu'elles peuvent être estimées avec suffisamment de confiance pour permettre l'application judicieuse de paramètres techniques et économiques afin d'étayer la planification de la production et l'évaluation de la viabilité économique du gisement. L'estimation est fondée sur des renseignements détaillés et fiables relatifs à l'exploration, aux échantillonnages et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages qui sont suffisamment rapprochés pour que l'on puisse confirmer la continuité de la géologie et des teneurs.

ressources minérales présumées La partie de la ressource minérale dont on peut estimer la quantité, la teneur ou la qualité en se fondant sur des preuves géologiques et un échantillonnage restreint et dont on peut raisonnablement présumer, sans vérification, la continuité de la géologie et des teneurs. L'estimation est fondée sur des renseignements et des échantillonnages restreints recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages.

roches ignées Roche cristalline primaire formée par la solidification du magma.

roulage Une excavation souterraine horizontale servant au transport du minerai extrait.

Sb Antimoine.

sédimentaire Les roches formées par l'accumulation de sédiments constitués par l'érosion d'autres roches.

stratigraphie L'étude de roches stratifiées du point de vue chronologique et spatial.

sulfure Le minéral contenant du soufre.

teneur limite La teneur minimum en métal à laquelle il est économique de traiter une tonne de roche.

teneur La mesure de la concentration d'un métal recherché dans une roche minéralisée.

usine de concentration Une usine où le minerai est finement pulvérisé et soumis à des traitements physiques ou chimiques pour en extraire les métaux valables.

variogramme La représentation statistique de caractéristiques (habituellement les teneurs).

Zn Zinc.

GLOSSAIRE DES UNITÉS DE MESURE

$ US dollars américains.

$ US/oz dollars américains par once troy.

$ US/t dollars américains par tonne.

% pourcentage.

' minutes.

° degrés.

°C degrés Celsius.

cm centimètres.

g grammes.

g/t grammes par tonne métrique.

h heures.

ha hectares.

K milliers d'unités.

kg kilogrammes.

km kilomètres.

km^2 kilomètres carrés.

Koz milliers d'onces troy.

Kt milliers de tonnes métriques.

KWh/t kilowatts-heure par tonne.

lb livres.

m mètres.

M $ US millions de dollars américains.

m^2 mètres carrés/mesure d'une surface.

m^3 mètres cubes.

mm millimètres.

Moz millions d'onces troy.

Mt millions de tonnes métriques.

Mtpa millions de tonnes métriques par an.

MW millions de watts.

oz onces troy; une once troy correspond à 31,10348 grammes.

ppM parties par milliard.

ppm parties par million.

t tonnes métriques.

tpj tonnes par jour.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

ÉTATS FINANCIERS CONSOLIDÉS

Exercices terminés les 31 décembre 2002, 2001 et 2000
et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)

Rapport des vérificateurs

Au conseil d'administration de
Northern Orion Resources Inc.
(auparavant Northern Orion Explorations Ltd.)

Nous avons vérifié les bilans consolidés de Northern Orion Resources Inc. aux 31 décembre 2002 et 2001 et les états consolidés des résultats et du déficit et des flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 31 décembre 2002 et 2001, ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002 selon les principes comptables généralement reconnus du Canada.

Comptables agréés
Vancouver (Colombie-Britannique)
Le 2 juillet 2003

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Bilans consolidés

(Exprimés en milliers de dollars canadiens)

	31 mars 2003 (non vérifié)	31 décembre 2002	31 décembre 2001
Actif			
Actif à court terme			
Espèces et quasi-espèces	4 103 $	539 $	387 $
Titres négociables (note 4)	93	142	-
Sommes à recevoir d'apparentés (note 10)	16	25	-
Débiteurs	303	230	167
Charges payées d'avance	70	-	34
	4 585	936	588
Immobilisations corporelles (note 5 a)	2 186	2 187	2 192
Participations dans des propriétés minières (note 5 b)	81 124	81 094	81 238
	87 895 $	84 217 $	84 018 $
Passif et capitaux propres			
Passif à court terme			
Créditeurs et charges à payer	670 $	428 $	371 $
Sommes à payer à des apparentés (note 10)	55	-	92
Billets convertibles à payer (note 7 d)	-	-	7 167
	725	428	7 630
Provision pour obligations liées à la remise en état	40	40	40
Impôts futurs (note 9)	24 485	24 485	24 485
	25 250	24 953	32 155
Capitaux propres			
Capital-actions (note 7)	162 417	158 635	149 274
Surplus d'apport (note 7 b)	885	115	-
Déficit	(100 657)	(99 486)	(97 411)
	62 645	59 264	51 863
	87 895 $	84 217 $	84 018 $

Activités poursuivies (note 1)
Engagements (note 14)

Se reporter aux notes complémentaires.

Approuvé par les administrateurs,

David W. Cohen
Administrateur

Stephen J. Wilkinson
Administrateur

NORTHERN ORION RESOURCES INC.
(auparavant Northern Orion Explorations Ltd.)
États consolidés des résultats et du déficit
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

	Trimestres terminés les 31 mars (non vérifié)		Exercices terminés les 31 décembre		
	2003	**2002**	**2002**	**2001**	**2000**
Charges					
Coût des ventes	- $	- $	- $	- $	142 $
Amortissement et épuisement	1	-	5	32	317
(Gain) perte de change	(20)	2	(1)	137	(44)
Frais de gestion (note 10)	-	-	-	70	420
Frais de bureau et d'administration (note 10)	230	142	552	487	220
Honoraires et frais de consultation (note 7 b)	985	173	907	718	350
Indemnités de départ et frais de restructuration	10	154	550	203	157
Réduction de valeur des participations dans des propriétés minières	-	-	-	-	22 271
Moins-value d'autres actifs	-	-	-	-	37
	1 206	471	2 013	1 647	23 870
Gain à la vente d'actions	(27)	-	-	(329)	-
Intérêts créditeurs	(8)	(3)	(21)	(33)	66
Perte de la période	(1 171)	(468)	(1 992)	(1 285)	(23 804)
Déficit au début, tel que déclaré antérieurement	(99 486)	(97 411)	(97 411)	(96 126)	(72 322)
Ajustement au titre de la rémunération à base d'actions (note 2)	-	(83)	(83)	-	-
Déficit à la fin de la période	(100 657) $	(97 962) $	(99 486) $	(97 411) $	(96 126) $
Perte, de base et diluée, par action	(0,01) $	(0,00) $	(0,01) $	(0,01) $	(0,28) $
Nombre moyen pondéré d'actions ordinaires en circulation	189 045 366	114 148 000	150 263 026	105 835 278	85 330 540

Se reporter aux notes complémentaires.

NORTHERN ORION RESOURCES INC.
(auparavant Northern Orion Explorations Ltd.)
États consolidés des flux de trésorerie
(Exprimés en milliers de dollars canadiens, sauf les montants par part)

	Trimestres terminés les 31 mars (non vérifié)		Exercices terminés les 31 décembre		
	2003	**2002**	**2002**	**2001**	**2000**
Flux de trésorerie liés aux activités suivantes :					
Exploitation :					
Perte de la période	(1 171) $	(468) $	(1 992) $	(1 285) $	(23 804) $
Éléments sans incidence sur l'encaisse					
Amortissement et épuisement	1	-	5	32	317
Réduction de valeur des participations dans des propriétés minières	-	-	-	-	22 271
Gain à la vente d'actions	(27)	-	-	-	-
Moins-value d'autres actifs	-	-	-	-	37
Rémunération à base d'actions	770	-	32	-	-
	(427)	(468)	(1 955)	(1 253)	(1 179)
Variation des éléments hors caisse du fonds de roulement					
Débiteurs	(73)	(14)	(153)	(131)	311
Sommes à payer à des apparentés/à recevoir d'apparentés	64	40	(117)	92	-
Produit tiré de la vente de titres négociables	76	-	-	-	-
Charges payées d'avance	(77)	3	34	3	(3)
Créditeurs et charges à payer	242	(86)	57	(311)	202
	(195)	(353)	(2 134)	(1 600)	(669)
Placement :					
Participations dans des propriétés minières	(23)	86	(160)	(4)	(1 682)
Financement :					
Billets	-	500	-	500	675
Remise en état	-	-	-	4	(30)
Débentures convertibles	-	-	-	-	1 405
Actions ordinaires émises contre espèces	3 782	-	2 446	1 474	-
	3 782	500	2 446	1 978	2 050
Augmentation (diminution) des espèces et quasi-espèces au cours de la période	3 564	233	152	374	(301)
Espèces et quasi-espèces, au début de la période	539	387	387	13	314
Espèces et quasi-espèces, à la fin de la période	4 103 $	620 $	539 $	387 $	13 $

Se reporter aux notes complémentaires.

NORTHERN ORION RESOURCES INC.
(auparavant Northern Orion Explorations Ltd.)
Notes complémentaires
Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

1. Description des activités

Northern Orion Explorations Ltd. (« la Société »), constituée conformément à la Company Act (Colombie-Britannique), détient des participations dans des propriétés minières en Argentine et à Cuba. La Société est au stade de l'exploration et de la mise en valeur minière et n'a pas encore démontré que ses avoirs miniers renfermaient des réserves pouvant être exploitées économiquement.

Ces états financiers ont été préparés en fonction de l'hypothèse de la continuité de l'exploitation, ce qui suppose que la Société sera en mesure de réaliser ses actifs et d'acquitter ses dettes dans le cours normal de ses activités. Si la Société ne pouvait assurer la continuité de l'exploitation, les actifs et les passifs de cette dernière devraient être retraités selon la méthode comptable de la liquidation, ce qui différerait considérablement de la méthode fondée sur le principe de la continuité de l'exploitation.

La Société a subi d'importantes pertes à ce jour et a eu recours à des fonds provenant de sources externes générés par l'émission de titres de participation et de titres d'emprunt. La capacité de la Société à continuer d'être une entreprise en exploitation dépend de l'obtention du financement nécessaire (note 14 c) et d) afin d'assurer que la Société est en mesure de remplir ses obligations et ses engagements au moment où ils sont exigibles. Rien ne garantit que le financement requis pourra être obtenu à des conditions économiques avantageuses.

La recouvrabilité des montants capitalisés au titre des participations dans des propriétés minières dans les bilans consolidés dépend de l'existence de réserves pouvant être exploitées économiquement, de la capacité de la Société à obtenir un financement approprié pour achever la mise en valeur des propriétés, de la réception des permis nécessaires et d'une production future rentable. En outre, l'amélioration de la viabilité des propriétés minières repose sur des augmentations des prix des minerais pertinents par rapport aux niveaux actuels. La durée de la période durant laquelle les prix des minerais resteront aux niveaux actuels ou baisseront demeure incertaine.

2. Modification d'une convention comptable

Avec prise d'effet le 1er janvier 2002, la Société a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés concernant la comptabilisation des rémunérations et autres paiements à base d'actions. Ces nouvelles recommandations s'appliquent de façon prospective à tous les paiements à base d'actions, et exigent la constatation des paiements à base d'actions consentis à des non-salariés et des attributions à des salariés qui sont des attributions directes d'actions, qui prévoient un règlement en espèces ou autres actifs, ou qui sont des droits à la plus-value d'actions prévoyant un règlement au moyen de l'émission d'instruments de capitaux propres, octroyés le ou après le 1er janvier 2002, sauf pour les octrois en cours au 1er janvier 2002 prévoyant un règlement en espèces ou autres actifs ou les droits à la plus-value d'actions prévoyant un règlement au moyen de l'émission d'instruments de capitaux propres. Pour de tels octrois, les nouvelles recommandations sont appliquées rétroactivement, sans retraitement, l'incidence cumulative ayant été imputée aux capitaux propres. Comme le régime d'options sur actions comprend des droits à la plus-value d'actions, la Société a comptabilisé une augmentation du déficit de 83 $ et une augmentation du surplus d'apport de 83 $ au 1er janvier 2002, par suite de l'application rétroactive de cette politique.

3. Principales conventions comptables

a) Principes de consolidation

Ces états financiers consolidés ont été dressés conformément aux principes comptables généralement reconnus du Canada et regroupent les comptes de la Société et de ses filiales en propriété exclusive. Les participations dans des coentreprises sont comptabilisées selon la méthode de la consolidation proportionnelle. Toutes les opérations intersociétés ainsi que tous les soldes importants ont été éliminés.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

3. Principales conventions comptables (suite)

b) Utilisation d'estimations

La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle procède à des estimations et élabore des hypothèses ayant une incidence sur le montant présenté au titre de l'actif et du passif et sur la divulgation des actifs et des passifs éventuels à la date des états financiers, ainsi que sur le montant présenté au titre des produits et des charges durant la période. Les domaines importants pour lesquels le jugement de la direction est requis comprennent la détermination de la réduction de valeur liée aux participations dans des propriétés minières et des immobilisations corporelles, les obligations relatives à la remise en état et les taux d'amortissement. Dans la détermination des valeurs sous-jacentes des participations dans des propriétés minières, la direction considère tant les études internes sur la durée de vie des mines que les flux de trésorerie estimatifs en vertu des arrangements actuels ou envisagés avec les autres parties en ce qui a trait à la mise en valeur et à l'exploitation de la participation. Ces arrangements sont susceptibles d'être modifiés à l'avenir, et le seront vraisemblablement, compte tenu de la conjoncture économique changeante, et ces modifications pourront avoir une incidence sur les flux de trésorerie estimatifs de la Société. Les résultats réels pourraient différer de ces estimations.

c) Espèces et quasi-espèces

Les espèces et les quasi-espèces comprennent l'encaisse et les instruments du marché monétaire à court terme facilement négociables et dont l'échéance initiale est inférieure à 90 jours au moment de l'acquisition.

d) Titres négociables

Les titres négociables sont constitués de placements dans des titres de participation offerts au public et sont comptabilisés au moindre du coût et de la valeur au marché.

e) Immobilisations corporelles

Les immobilisations corporelles sont comptabilisées au coût, y compris les intérêts capitalisés engagés durant la phase de construction. Les coûts d'exploitation nets, les intérêts débiteurs et les coûts de financement engagés au cours de la période précédant la production commerciale sont capitalisés. Les immobilisations corporelles minières sont amorties selon les méthodes linéaires et de l'amortissement dégressif, en fonction des actifs, sur la durée de leurs vies utiles estimatives, sans excéder les réserves de minerai estimatives prouvées et probables à partir de la réalisation de la production commerciale. L'équipement et les véhicules miniers sont amortis sur la durée de leurs vies utiles estimatives, soit de cinq à quinze ans. La Société a cessé d'amortir l'équipement et les véhicules miniers jusqu'à la reprise des travaux d'exploitation minière. Les frais d'entretien engagés au cours de cette période sont imputés à l'exploitation. Le matériel de bureau et l'équipement informatique sont amortis selon la méthode linéaire au cours de périodes allant de trois à dix ans.

f) Participations dans des propriétés minières

Les propriétés minières et les coûts connexes d'exploration et de mise en valeur sont comptabilisés au coût, y compris les intérêts capitalisés durant l'exploration et la mise en valeur et ce, sur une base individuelle. Ces coûts seront amortis sur la durée de vie utile estimative des propriétés en se fondant sur la méthode de l'amortissement proportionnel au rendement suivant le début de la production commerciale, réduits si les flux de trésorerie futurs estimatifs indiquent que la valeur comptable ne sera pas recouvrable, ou radiés si les propriétés sont vendues, non utilisées ou abandonnées. Une provision pour frais de restauration des lieux est constituée le cas échéant par une imputation aux résultats sur la durée de vie restante estimative des propriétés minières. Les coûts liés aux programmes permanents de restauration des lieux sont passés en charges lorsqu'ils sont engagés. La direction examine périodiquement la valeur sous-jacente des propriétés minières et comptabilise une provision pour ramener les coûts engagés au montant net recouvrable comme elle le juge approprié.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

3. Principales conventions comptables (suite)

f) Participations dans des propriétés minières (suite)

Le montant indiqué pour les participations dans des propriétés minières représente le coût engagé à ce jour et la juste valeur marchande des actions ordinaires émises pour acquérir les participations dans des propriétés minières et ne reflète pas nécessairement la valeur actuelle ou future.

Les frais d'administration sont passés en charges au cours de la période pendant laquelle ils sont engagés. Les frais d'enquête sur les propriétés, lorsque la participation dans la propriété n'est pas acquise, sont passés en charges au moment où ils sont engagés.

g) Conversion de devises

Les activités de la Société à Cuba et en Argentine sont considérées comme des établissements intégrés aux fins de la conversion de devises. Les actifs et les passifs monétaires sont convertis aux taux de change en vigueur à la date du bilan, les actifs non monétaires et l'amortissement connexe sont convertis aux taux historiques applicables et les produits et les charges sont convertis au taux moyen en vigueur aux dates des opérations. Les gains ou pertes de change sont compris dans les états consolidés des résultats et du déficit.

h) Impôts sur les bénéfices

La Société utilise la méthode axée sur le bilan pour la comptabilisation des impôts sur les bénéfices. En vertu de cette méthode de répartition des impôts, les actifs et passifs d'impôts futurs sont déterminés en se fondant sur les écarts entre les valeurs comptables des actifs et des passifs existants présentés dans les états financiers et leurs valeurs fiscales respectives (écarts temporaires) et les pertes reportées. Les actifs et passifs d'impôts futurs sont mesurés par application de taux d'imposition pratiquement en vigueur qui devraient être en vigueur lorsque les écarts temporaires seront susceptibles de se résorber. L'incidence d'un changement des taux d'imposition sur les actifs et passifs d'impôts futurs est comprise dans les résultats d'exploitation pour la période au cours de laquelle le changement est pratiquement en vigueur. Le montant des actifs d'impôts futurs comptabilisés est limité au montant dont la réalisation est plus probable qu'improbable.

i) Perte par action ordinaire

La perte de base par action est calculée en divisant la perte imputable aux actionnaires ordinaires par le nombre moyen pondéré d'actions ordinaires en circulation pour la période. Pour toutes les périodes présentées, la perte imputable aux actionnaires ordinaires correspond à la perte constatée. La perte diluée par action est calculée selon la méthode du rachat d'actions. Conformément à cette méthode, le nombre moyen pondéré d'actions ordinaires en circulation ou le calcul de la perte diluée par action repose sur l'hypothèse que le produit qui sera reçu à la levée des options sur actions dilutives sera utilisé pour racheter des actions ordinaires à leur cours moyen pendant la période.

j) Rémunération à base d'actions

La Société est dotée d'un régime d'options sur actions dont la description figure à la note 7 b). Avec prise d'effet le 1er janvier 2002, la Société comptabilise désormais tous les paiements à base d'actions consentis à des non-salariés et les attributions à des salariés qui sont des attributions directes d'actions, qui prévoient un règlement en espèces ou autres actifs, ou qui constituent des droits à la plus-value d'actions prévoyant le règlement par l'émission d'instruments de capitaux propres, selon la méthode de la juste valeur. Pour toutes les autres attributions à des salariés, la Société continue d'appliquer la méthode de règlement. En vertu de cette méthode, aucune charge de rémunération n'est constatée lorsque les attributions sont émises en faveur des salariés. Toute contrepartie payée par les salariés au moment de l'exercice est portée au crédit du capital-actions. Pour de telles attributions, la Société présente l'incidence pro forma sur le bénéfice déclaré comme si la méthode de la juste valeur décrite ci-dessus pour les attributions effectuées le ou après le 1er janvier 2002 avait été appliquée.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)

(Exprimés en milliers de dollars canadiens, sauf les montants par action)

3. Principales conventions comptables (suite)

j) Rémunération à base d'actions (suite)

Selon la méthode de la juste valeur, la charge de rémunération d'un salarié affectée aux attributions directes d'actions est évaluée à la juste valeur de l'attribution à la date de l'octroi et est constatée au cours de la période d'acquisition des droits de l'attribution. Pour les rémunérations à base d'actions consenties à des salariés prévoyant un règlement en espèces ou autres actifs ou par l'émission d'instruments de capitaux propres, la charge de rémunération est mesurée à la valeur intrinsèque de l'attribution et est constatée au cours de la période d'acquisition des droits. La variation de la valeur intrinsèque entre la date de l'octroi et la date d'évaluation est constatée à titre de variation de la charge de rémunération.

4. Titres négociables

Au 31 mars 2003, la Société détenait 136 500 actions ordinaires d'International Barytex Resources Ltd. (« Barytex ») (300 000 actions ordinaires au 31 décembre 2002), dont la valeur comptabilisée est de 41 $ (90 $ au 31 décembre 2002) et 200 000 actions ordinaires de Newport Exploration Ltd. (« Newport »), dont la valeur comptabilisée est de 52 $. Aucune action n'était détenue comme titres négociables au 31 décembre 2001.

Dans le cadre d'une convention d'option avec Barytex, qui a été résiliée au cours de l'exercice terminé le 31 décembre 2002, la Société a reçu 300 000 actions ordinaires de Barytex à titre de règlement pour des sommes dues à la Société. Au 31 décembre 2002, la valeur boursière des actions détenues se rapprochait sensiblement de leur valeur comptable. Au 31 mars 2003, la valeur boursière des actions restantes était de 61 $. Après le trimestre terminé le 31 mars 2003 (non vérifié), la Société avait vendu 95 500 de ces actions ordinaires pour un produit de 43 $.

Les actions de Newport ont été reçues aux termes d'une convention d'option sur la propriété Mantua (note 5 b) iii). Au 31 mars 2003 (non vérifié), les actions avaient une valeur boursière de 70 $ (64 $ au 31 décembre 2002).

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

5. Immobilisations corporelles et participations dans des propriétés minières

a) Immobilisations corporelles

31 mars 2003 (non vérifié)	Coût	Amortissement cumulé	Valeur comptable nette
Immobilisations corporelles minières, incluant l'intérêt capitalisé	9 945 $	7 760 $	2 185 $
Matériel de bureau et autre matériel	121	120	1
	10 066 $	7 880 $	2 186 $

31 décembre	2002			2001		
	Coût	Amortissement cumulé	Valeur comptable nette	Coût	Amortissement cumulé	Valeur comptable nette
Immobilisations corporelles minières, incluant l'intérêt capitalisé	9 945 $	7 760 $	2 185 $	9 945 $	7 760 $	2 185 $
Matériel de bureau et autre matériel	121	119	2	121	114	7
	10 066 $	7 879 $	2 187 $	10 066 $	7 874 $	2 192 $

Les immobilisations corporelles minières ont fait l'objet d'un programme de soin et d'entretien en mars 2000 lors de l'achèvement de la phase d'exploration aurifère à Mantua. L'amortissement des immobilisations corporelles a été interrompu jusqu'au début de la phase d'exploration du cuivre à Mantua.

b) Participations dans des propriétés minières

31 mars 2003 (non vérifié)	Agua Rica	San Jorge	Mantua	Droit dans le produit net	Total
Solde, 31 décembre 2002	74 291 $	- $	24 790 $	(17 987) $	81 094 $
Dépenses liées à l'exploration et à la mise en valeur (recouvrements)	38	-	(8)	-	30
Solde, 31 mars 2003	74 329 $	- $	24 782 $	(17 987) $	81 124 $

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

5. Immobilisations corporelles et participations dans des propriétés minières (suite)

b) Participations dans des propriétés minières (suite)

31 décembre 2002	Agua Rica	San Jorge	Mantua	Droit dans le produit net	Total
Solde, 31 décembre 2001	74 505 $	- $	24 720 $	(17 987) $	81 238 $
Dépenses liées à l'exploration et à la mise en valeur (recouvrements)	(214)	-	70	-	(144)
Solde, 31 décembre 2002	74 291 $	- $	24 790 $	(17 987) $	81 094 $

31 décembre 2001	Agua Rica	San Jorge	Mantua	Droit dans le produit net	Total
Solde, 31 décembre 2000	74 007 $	- $	24 738 $	(17 987) $	80 758 $
Dépenses liées à l'exploration et à la mise en valeur (recouvrements)	498	-	(18)	-	480
Solde, 31 décembre 2001	74 505 $	- $	24 720 $	(17 987) $	81 238 $

i) Agua Rica, Argentine

Le projet Agua Rica est situé dans la province de Catamarca en Argentine. La propriété est constituée de concessions minières et de permis d'exploration minière. Les travaux sont concentrés sur un dépôt important de minerai de cuivre-argent-or-molybdène porphyrique qui faisait l'objet de travaux d'exploration par une coentreprise formée par la Société (30 %) et BHP Minerals International Exploration Inc. (« BHP ») (70 %). En juin 2001, la Société a choisi de réduire sa participation dans le projet Agua Rica à l'égard de tous les coûts impayés jusqu'à ce moment-là et ce, jusqu'à ce que la Société dispose des fonds nécessaires pour effectuer d'autres paiements. Ainsi, au cours de l'exercice 2001, une somme de 328 $ en coûts impayés incluse dans les créditeurs et charges à payer a fait l'objet d'une contrepassation. La dilution de la participation dans le projet jusqu'au 31 décembre 2002 a réduit la participation de la Société à 28 % (29,12 % en 2001). Au cours de l'exercice 2002, la Société n'a capitalisé aucun intérêt (639$ en 2001) sur des fonds empruntés aux fins des activités d'exploration et de mise en valeur.

Le 23 avril 2003, la Société a conclu une entente définitive avec BHP afin d'acquérir de cette dernière une participation approximative de 72 % dans le projet Agua Rica pour une contrepartie de 12,6 M$ US. BHP Billiton a accepté de reporter une tranche de 9,0 M$ US de cette somme (le « paiement différé »), sans intérêt jusqu'au 30 juin 2005, le solde étant payable à la clôture, soit le 8 mai 2003. Le paiement différé sera garanti par une première charge grevant la participation approximative acquise de 72 %, une deuxième charge grevant la participation approximative de 28 % déjà détenue par la Société et une hypothèque grevant certaines des principales concessions minières constituant le projet Agua Rica.

ii) San Jorge, Argentine

Le projet San Jorge est situé dans le nord-ouest de Mendoza, en Argentine. La propriété est constituée de concessions minières et de gisements jalonnés. La Société conserve une participation dans les gisements, mais a antérieurement radié tous les coûts qui y sont liés.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)

(Exprimés en milliers de dollars canadiens, sauf les montants par action)

5. Immobilisations corporelles et participations dans des propriétés minières (suite)

b) Participations dans des propriétés minières (suite)

iii) Mantua, Cuba

La Société a exploité une installation de traitement de l'or à Mantua, à Cuba, du mois d'avril 1998 au mois de septembre 1999, après quoi l'exploitation a cessé. Le projet de Mantua, dans lequel la Société détient une participation de 50 %, est un dépôt de cuivre et pourrait faire l'objet d'une exploitation à ciel ouvert et d'une extraction par solvant/extraction électrolytique de cuivre. La propriété est située dans la province de Pinar del Rio, à Cuba. Geominera, S.A., une société cubaine contrôlée par le gouvernement de Cuba, détient la participation restante de 50 % dans le projet Mantua. Au 31 décembre 2002, une dette de second rang de 28 M$ US était payable par Geominera à la Société au titre de charges antérieurement réglées par la Société au nom de Geominera. La valeur nette attribuée à cette dette est incluse dans les participations dans des propriétés minières.

Au cours de l'exercice terminé le 31 décembre 2002, la Société a conclu une convention d'option (la « convention d'option ») avec Newport Exploration Ltd. (« Newport ») aux termes de laquelle Newport peut faire l'acquisition d'une participation indivise de 50 % dans le projet. L'acquisition s'effectuera sous forme d'une convention d'option visant 100 % des actions ordinaires émises et en circulation de Minera Mantua Inc. (« Mantua »), une filiale en propriété exclusive de la Société. Newport a émis 400 000 actions ordinaires afin de conclure la convention d'option. De ces actions, 200 000 sont assujetties au contrat relatif à la redevance et au produit net Miramar (note 6). Newport prendra en charge les frais de possession liés aux frais d'exploitation de la Société à Cuba jusqu'à concurrence de 20 $ US par mois et réalisera un programme de prélèvement approprié en vue des travaux d'essai métallurgique, dans les 12 mois suivant l'approbation de l'acquisition, afin d'effecteur une étude de faisabilité pouvant être financée, jusqu'à concurrence d'un montant maximal de 750 $ US.

La Société et Newport ont convenu des conditions suivantes à l'égard du financement requis pour que le projet Mantua entre dans la phase de production commerciale :

A) Advenant que la Société détermine, négocie et obtienne une facilité de crédit satisfaisante pour Newport en vue d'entreprendre la production commerciale, Newport émettra, en contrepartie 1 400 000 actions ordinaires à l'intention de la Société. Le cas échéant, Newport prendra en charge une tranche de 20 M$ US de la dette de second rang de 28 M$ US contractée par Geominera envers la Société, laissant à la Société une tranche de 8 M$ US de la dette de second rang;

B) Advenant que de son propre compte Newport détermine, négocie et obtienne un financement de projets visant la production commerciale, Newport ne prendra en charge qu'une tranche de 14 M$ US de la dette de second rang contractée par Geominera envers la Société, laissant à la Société la tranche de 14 M$ US restante de la dette de second rang;

C) Tous les coûts engagés par la Société ou par Newport pour la négociation et le règlement de ce financement tel que décrit ci-dessus seront imputés à Mantua.

À la levée complète de l'option relative aux actions de Mantua, Newport accepte de prendre en charge les obligations au titre du droit dans la redevance (note 6) en ce qui a trait au projet Mantua.

6. Droit dans la redevance et le produit net à payer

En décembre 1999, la Société a conclu une entente pour restructurer et régler partiellement les montants dûs à Miramar Mining Corporation (« Miramar »). En vertu de cette entente, la Société a également émis un droit dans la redevance et le produit net (« droit dans le produit ») donnant à Miramar le droit de recevoir a) un montant dont la valeur économique correspond à la redevance nette de 2,5 % calculée à la sortie de la fonderie sur toute la production des propriétés minières de la Société, b) 100 % du produit net découlant de la cession de toute participation dans le projet Agua Rica jusqu'à ce que la dette en vertu des débentures (note 7 d) ait été remboursée et c) 50 % du produit

NORTHERN ORION RESOURCES INC.
(auparavant Northern Orion Explorations Ltd.)
Notes complémentaires
Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

6. Droit dans la redevance et le produit net à payer (suite)

net de la cession de toute participation dans le projet de Mantua et dans le projet San Jorge payable à Miramar, jusqu'à concurrence d'un montant maximal de 17 987 $. En 2001, le droit dans le produit a été réduit pour correspondre à un montant maximal payable de 15 000 $, et b) et c) ont été limités à 50 % du produit net d'une cession de toute participation dans les projets Agua Rica et Mantua.

7. Capital-actions

Autorisé :

500 000 000 d'actions ordinaires sans valeur nominale

100 000 000 d'actions privilégiées de premier rang sans valeur nominale

100 000 000 d'actions privilégiées de second rang sans valeur nominale

a) Émises et payées entièrement

	Nombre d'actions	Montant
Solde, 31 décembre 1999	74 006 780	122 000 $
Actions émises :		
En règlement partiel d'un billet	15 000 000	4 500
Pour des services de consultation financière	423 821	74
Solde, 31 décembre 2000	89 430 601	126 574
Actions émises :		
Placement privé, espèces moins les coûts d'émission des actions	10 000 000	1 474
Conversion de la débenture convertible (note 7 d)	14 439 621	21 226
Solde, 31 décembre 2001	113 870 222	149 274
Actions émises contre espèces :		
Placement privé, moins les frais d'émission d'actions	8 333 333	470
Placement privé, moins les frais d'émission d'actions	20 000 000	1 946
Actions émises à d'autres fins :		
Coûts d'émission d'actions ordinaires	300 000	30
Conversion du billet (note 7 d)	46 097 367	6 915
Solde, 31 décembre 2002	188 600 922	158 635
Actions émises contre espèces		
Placement privé, moins les frais d'émission d'actions	40 000 000	3 782
Solde, 31 mars 2003 (non vérifié)	228 600 922	162 417 $

b) Options sur actions

Le nombre total maximal d'actions ordinaires réservées aux fins d'émission conformément au régime est de 16 000 000. Les administrateurs de la Société établissent le prix de l'option au moment où l'option est octroyée, à condition que ce prix ne soit pas inférieur au cours de clôture du marché des actions ordinaires du dernier jour précédant la date de l'octroi. Les options ont une échéance maximale de dix ans, et elles viennent généralement à échéance 30 jours après la date de cessation d'emploi. Le régime d'options sur actions comprend des droits à la plus-value d'actions prévoyant que le titulaire de l'option pourra choisir de résilier les options et recevoir un montant en actions ordinaires correspondant à l'écart entre la juste valeur du marché au moment de la résiliation et le prix de levée des options résiliées. La Société a mis sur pied un régime d'options sur actions en vertu duquel ses administrateurs et ses salariés peuvent acquérir des actions ordinaires de la Société à un prix déterminé par la juste valeur du marché des actions à la date de l'octroi. Le régime prévoit actuellement une émission visant jusqu'à 16 000 000 d'options sur actions.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

7. Capital-actions (suite)

b) Options sur actions (suite)

Étant donné qu'aucune option sur actions n'a été octroyée au cours de l'exercice terminé le 31 décembre 2002, aucune information relative à une perte ou à une perte par action pro forma n'a été fournie.

Selon la méthode de la juste valeur, les paiements à base d'actions versés à des non-salariés sont fondés sur la juste valeur des instruments au moment où les services sont fournis et les titres acquis. La rémunération à base d'actions versée à des non-salariés comptabilisée pour le trimestre terminé le 31 mars 2003 était de 20 $ et pour l'exercice terminé le 31 décembre, de 32 $. La rémunération à base d'actions versée à des salariés fondée sur la méthode de la juste valeur pour le trimestre terminé le 31 mars 2003 était de 750 $ et est incluse au poste Honoraires et frais de consultation. La charge de rémunération pour le trimestre terminé le 31 mars 2003 est de 770 000 $ (32 $ pour l'exercice terminé le 31 décembre 2002, 83 $ au 31 décembre 2001) et est comptabilisée à titre de surplus d'apport de 885 $.

Un sommaire des changements relatifs aux options sur actions pour les périodes terminées le 31 mars 2003 (non vérifié) et pour les exercices terminés les 31 décembre 2002 et 2001 est présenté ci-dessus.

	Actions	Prix de levée moyen pondéré
Solde, 31 décembre 1999	1 204 900	1,80 $
Octroyées	5 900 000	0,30 $
Annulées, confisquées et expirées	(1 009 900)	1,80 $
Solde, 31 décembre 2000	6 095 000	0,35 $
Octroyées	7 700 000	0,15 $
Annulées, confisquées et expirées	(6 245 000)	0,33 $
Solde, 31 décembre 2001	7 550 000	0,15 $
Annulées, confisquées et expirées	(850 000)	0,15 $
Solde, 31 décembre 2002	6 700 000	0,15 $
Octroyées	8 900 000	0,13 $
Solde, 31 mars 2003	15 600 000	0,14 $
Disponibles aux fins de levée au 31 mars 2003 (non vérifié)	14 750 000	0,14 $

Le tableau qui suit présente un sommaire de l'information relative aux options sur actions en cours au 31 mars 2003 (non vérifié) :

Fourchette des prix de levée	Nombre d'options en cours et pouvant être levées au 31 mars 2003 (non vérifié)	Période contractuelle résiduelle moyenne pondérée	Prix de levée moyen pondéré
0,15 $	5 850 000	3,50 années	0,15 $
0,13 $	8 900 000	4,83 années	0,13 $

c) Bons de souscription

Au 31 décembre 2002, les bons de souscription d'actions suivants émis dans le cadre de financements effectués par voie de placements privés étaient en circulation.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

7. Capital-actions (suite)

c) Bons de souscription (suite)

Nombre de bons de souscription	Prix de levée	Échéance
10 000 000	0,200 $	31 décembre 2003
500 000	0,075 $	28 mars 2004
300 000	0,110 $	23 juillet 2004
20 000 000	0,130 $	2 août 2004
40 000 000	0,130 $	18 mars 2005
70 800 000		

Après le 31 mars 2003, la date d'échéance des 10 000 000 de bons de souscription fixée au 27 avril 2003 a été prorogée au 31 décembre 2003.

d) Billets et débentures convertibles

	31 mars 2003 (non vérifié)	31 décembre 2002	31 décembre 2001
Billet convertible	- $	- $	6 915 $
Intérêt couru sur les billets convertibles	-	-	252
Tranche à court terme des billets convertibles	-	-	(7 167)
	- $	- $	- $

Au cours de 2001, la Société a converti tous les montants dûs à Miramar, dont une somme de 2 000 $ à titre de capital résiduel sur les billets qui étaient exigibles en 2001 ainsi que le solde d'une débenture convertible en deux billets totalisant 6 915 $. Les billets convertibles l'étaient, au gré de Miramar, en actions ordinaires de la Société au prix de 0,15 $ chacune. Les billets portaient intérêt au taux préférentiel majoré de 2 % par année et étaient exigibles sur demande après le 30 juin 2002. La valeur totale du billet a été classée à titre de passif étant donné que la juste valeur de la composante capitaux propres était nominale. Au cours de 2002, les billets ont été convertis en 46 097 367 actions ordinaires de la Société et tous les intérêts courus et impayés à la date de conversion ont été annulés. En 2001, le capital et les intérêts exigibles sur les débentures convertibles de 21 226 $ ont été convertis en 14 439 621 actions ordinaires au prix de 1,47 $ chacune.

8. Unités d'exploitation

a) Secteur d'exploitation – Les activités de la Société sont essentiellement concentrées dans l'exploration et la mise en valeur des propriétés minières en Amérique latine. Les activités minières de la Société représentent un secteur isolable distinct.

b) Secteurs géographiques – Les immobilisations et les produits sectoriels par régions géographiques sont les suivants :

31 mars 2003 (non vérifié)	Immobilisations	Produits
Amérique centrale	26 862 $	- $
Amérique du Sud	56 342	-
Canada	106	35
	83 310 $	35 $

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

8. Unités d'exploitation (suite)

31 décembre 2002	Immobilisations	Produits
Amérique centrale	26 870 $	- $
Amérique du Sud	56 304	-
Canada	107	21
	83 281 $	21 $

31 décembre 2001	Immobilisations	Produits
Amérique centrale	26 800 $	24 $
Amérique du Sud	56 518	-
Canada	112	338
	83 430 $	362 $

Les immobilisations comprennent les immobilisations corporelles et les propriétés minières ainsi que les frais reportés d'exploration et de mise en valeur.

9. Impôts sur les bénéfices et les ressources

a) L'économie d'impôts présentée dans les états consolidés des résultats et du déficit diffère des montants obtenus en appliquant les taux d'imposition prévus par la loi en raison des éléments suivants :

	31 mars 2003 (non vérifié)	31 mars 2002 (non vérifié)	31 décembre 2002	31 décembre 2001	31 décembre 2000
Taux d'imposition prévu par la loi	39,62 %	39,62 %	39,62 %	42,62 %	44,62 %
Perte de l'exercice	(1 171 $	(468	(1 992 $	(1 285 $	(23 804 $
Charge d'impôt (économie) prévue	(464	(185	(789	(548	(10 621
Remise de dette	-	-	541	7 902	-
Réévaluation des opérations de change	-	-	1 155	1 155	-
Autres	464	185	(76	53	92
Pertes non constatées et échues	-	-	593	683	6 484
Variation de la provision pour moins-value	-	-	(1 424	(9 245	4 045
Impôts sur les bénéfices, selon les états financiers	-	-	-	-	-

b) Au 31 décembre 2002, la Société disposait pour le Canada de pertes fiscales non utilisées de 1 331 $ (1 630 $ en 2001) qu'elle peut reporter prospectivement et qui viennent à échéance en 2009. Ces pertes peuvent servir à réduire le revenu imposable des exercices ultérieurs autrement calculé. La capacité de la Société à utiliser ces pertes n'est pas considérée par la direction comme plus probable qu'improbable et, par conséquent, une provision pour moins-value a été comptabilisée à l'encontre de l'actif d'impôts futurs. La Société dispose également de pertes fiscales de 461 $ (950 $ en 2001) pour l'Argentine venant à échéance entre 2003 et 2004. La capacité de la Société à utiliser ces pertes n'est pas considérée par la direction comme plus probable qu'improbable, et une provision pour moins-value a été comptabilisée à l'encontre de l'actif d'impôts futurs. Les composantes principales de l'actif (passif) d'impôts futurs de la Société sont les suivantes :

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

9. Impôts sur les bénéfices et les ressources (suite)

	31 mars 2003 (non vérifié)	31 décembre 2002	31 décembre 2001
Actif d'impôts futurs :			
Pertes reportées prospectivement	624 $	624 $	893 $
Participations dans des propriétés minières représentant l'excédent de l'assiette fiscale sur la valeur comptable	1 160	1 160	2 315
	1 784	1 784	3 208
Provision pour moins-value de l'actif d'impôts futurs	(1 451)	(1 451)	(2 875)
	333	333	333
Passif d'impôts futurs :			
Passif d'impôts futurs relatif aux coûts de financement	(333)	(333)	(333)
Passif d'impôts futurs relatif aux participations dans des propriétés minières représentant l'excédent de la valeur comptable sur l'assiette fiscale	(24 485)	(24 485)	(24 485)
	(24 818)	(24 818)	(24 818)
Passif d'impôts futurs, montant net	(24 485) $	(24 485) $	(24 485) $

Le passif d'impôts futurs relatif aux participations dans des propriétés minières constaté par la Société découle du placement dans une coentreprise détenue en Argentine. Le prix d'acquisition et les fonds subséquemment avancés à cette coentreprise ne constituent actuellement pas une charge aux fins de l'impôt pour le territoire dans lequel la Société détient cette participation.

10. Opérations entre apparentés et soldes

	Trimestres terminés les		Exercices terminés les 31 décembre		
Services fournis :	31 mars 2003 (non vérifié)	31 mars 2002 (non vérifié)	2002	2001	2000
Honoraires et frais de consultation a)	- $	42 $	258 $	175 $	176 $
Honoraires et frais de consultation b)	63	84	245	217	-
Honoraires et frais de consultation c)	82	-	104	-	-
Frais juridiques	50	39	104	175	80
Frais de gestion g)	-	-	-	70	420
Frais d'administration	27	63	169	54	-
Frais administratifs	-	-	-	27	-

Les opérations entre apparentés qui ne sont pas présentées ailleurs dans ces états financiers consolidés sont les suivantes :

a) La Société a réglé des honoraires et des frais de consultation à une société privée contrôlée par un administrateur de la Société. Au 31 mars 2003, un solde de néant (néant au 31 décembre 2002 – 23 $ en 2001) était payable à cette société.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

10. Opérations entre apparentés et soldes (suite)

b) La Société a réglé des honoraires et des frais de consultation à une société privée contrôlée par un membre de la direction et administrateur de la Société. Au 31 mars 2003, une somme de 7 $ (6 $ au 31 décembre 2002 – 18 $ en 2001) était payable à cette société.

c) La Société a réglé des honoraires et des frais de consultation à une société privée contrôlée par un membre de la direction et administrateur de la Société. Au 31 mars 2003, une somme de 18 $ (3 $ à recevoir au 31 décembre 2002 – néant en 2001) était payable à cette société.

d) La Société a réglé des frais administratifs à une société privée contrôlée par un administrateur de la Société au cours de l'exercice. Au 31 mars 2003, une somme de néant (néant au 31 décembre 2002 – 3 $ en 2001) était à recevoir de cette société.

e) La Société a réglé des frais administratifs à une société privée ayant un administrateur et un membre de la direction en commun avec elle. Cette société privée fournissait des services de bureaux et d'autres services administratifs sur une base de recouvrement intégral des coûts. Au 31 mars 2003, une somme de 16 $ (37 $ à recevoir au 31 décembre 2002 – 24 $ à payer en 2001) était à recevoir de cette société.

f) La Société a réglé des frais juridiques à un cabinet d'avocats dans lequel deux des membres de la direction sont des associés. Au 31 mars 2003, une somme de 30 $ (6 $ au 31 décembre 2002 – 30 $ en 2001) était payable à ce cabinet.

g) La Société a engagé des charges liées à des frais de gestion au nom de Miramar Mining Corporation, un ancien actionnaire majoritaire de la Société.

h) Au cours du trimestre terminé le 31 mars 2003, un administrateur et membre de la direction de la Société a été nommé administrateur de Newport (note 5 b) iii).

Toutes les opérations entre apparentés ont été comptabilisées à leurs valeurs d'échange déterminées à leur juste valeur. Les soldes payables figurant ci-dessus sont payables sur demande sans intérêt.

11. Instruments financiers

Les instruments financiers sont comptabilisés au coût. Les justes valeurs estimatives ont été déterminées à la date du bilan et sont fondées sur des données pertinentes disponibles sur le marché concernant l'instrument financier concerné. Ces estimations sont de nature subjective et comportent des incertitudes et d'importantes questions d'appréciation. Des changements aux hypothèses pourraient avoir une incidence importante sur ces estimations.

La juste valeur des instruments financiers, comprenant les espèces et quasi-espèces, les débiteurs, les créditeurs et charges à payer, se rapproche sensiblement de leur valeur comptable, étant donné leur courte durée jusqu'à l'échéance. La juste valeur des sommes à recevoir des apparentés n'est pas facile à déterminer en raison du caractère d'apparentement et de l'absence de marché pour ces instruments. La valeur comptable des titres négociables est fournie à la note 4.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)

(Exprimés en milliers de dollars canadiens, sauf les montants par action)

12. Informations supplémentaires

	31 mars 2003 (non vérifié)	31 mars 2002 (non vérifié)	31 décembre 2002	31 décembre 2001	31 décembre 2000
Informations supplémentaires :					
Opérations d'investissement et de financement sans effet sur la trésorerie :					
Contrepassation des coûts liés aux propriétés minières comptabilisés dans les créditeurs et les charges à payer	- $	- $	- $	328 $	- $
Intérêt capitalisé dans les participations dans des propriétés minières	-	99	-	639	2 005
Intérêts et impôts versés	-	-	-	-	-
Intérêts reçus	-	-	-	-	-
Renonciation de l'intérêt sur le billet antérieurement capitalisé à l'égard des participations dans des propriétés minières	-	-	(252)	-	-
Actions émises au titre des services de consultation	-	-	-	-	74
Débenture convertible et intérêt convertis en billets convertibles	-	-	-	2 833	-
Intérêt converti en billets convertibles	-	-	-	4 334	-
Augmentation des participations dans des propriétés minières attribuables à l'augmentation du passif d'impôts futurs	-	-	-	165	1 340
Frais de financement payés au moyen de l'émission d'actions ordinaires	-	-	30	-	-
Cession des participations dans des propriétés minières en contrepartie d'un droit dans la redevance et le produit net à payer	-	-	-	-	17 987
Actions émises à la conversion des billets ou de la débenture convertibles	-	-	6 915	21 226	4 500
Actions reçues pour l'option sur les propriétés minières (note 5 b)iii)	-	-	52	-	-
Actions reçues à titre de règlement de débiteurs (note 4)	-	-	90	-	-

13. Chiffres correspondants des exercices antérieurs

Certains chiffres correspondants des périodes antérieures ont été reclassés afin que leur présentation soit conforme à celle de la période courante.

14. Événements postérieurs

a) Convention de crédit

Le 17 février 2003, la Société a conclu une lettre d'engagement et a, ultérieurement, conclu une convention de crédit datée du 22 avril 2003 relativement à l'acquisition de la participation de BHP Billiton dans le projet Agua Rica (note 5) avec Endeavour Mining Capital Corp. (« Endeavour Mining »). En vertu de cette convention de crédit, Endeavour Mining a accepté de consentir un prêt convertible de 3 M$ US (le « prêt ») pour financer une tranche du paiement initial devant être versé à BHP Billiton. Le prêt est d'une durée de six mois et porte intérêt au taux annuel de 10 %. La Société a fourni une garantie d'emprunt à Endeavour Mining ainsi qu'une sûreté correspondant à sa participation de 28 % dans le projet Agua Rica. En vertu de la lettre d'engagement, la Société a émis 3 000 000 de bons de souscription de la Société à Mining Endeavour pouvant être exercés au prix de 0,15 $ et permettant l'acquisition d'une action ordinaire sur une période de deux ans à compter de la date d'émission. Le prêt peut être converti au gré de Endeavour Mining avant le 8 novembre 2003 en actions ordinaires de la Société à un prix de conversion de 0,20 $ ou, si le montant non réglé n'est pas remboursé à cette date, au prix de 0,175 $ jusqu'au 8 mai 2004. La date d'échéance du prêt est le 8 novembre 2003 et cette échéance peut être prorogée jusqu'au 8 mai 2004, moyennant une commission de reconduction de 150 $ US, payable en espèces ou en actions ordinaires de la Société. Si la commission de reconduction est versée sous forme d'actions ordinaires assujetties à une période de détention, un montant de 225 $ US doit être versé au titre de la commission. Aux termes de la convention de crédit, la Société est tenue d'établir un fonds d'amortissement dans lequel le produit de certaines opérations futures de financement par actions ou de cession d'actif doit être déposé. Endeavour Mining peut, à son gré, puiser dans le fonds d'amortissement de façon à réduire tout solde à payer en vertu de la convention de crédit. Endeavour Mining a reçu, au titre de la commission d'engagement et des prélèvements, un montant de 150 $ US pour la conclusion de ces arrangements.

b) Options sur actions

Le 26 avril 2003, la Société a octroyé 1 500 000 options sur actions à des non-salariés à un prix de levée de 0,17 $ par action. Ces options sur actions viennent à échéance le 26 avril 2008 et 400 000 de ces options sont immédiatement acquises. Les 1 100 000 options restantes deviendront acquises sur réception de l'approbation des actionnaires.

c) Acquisition de propriété minière

Le 29 mars 2003, la Société a conclu une entente avec Wheaton River Minerals Ltd. (« Wheaton ») en vertu de laquelle la Société participera à l'acquisition, pour 180 M$ US, d'une participation de 25 % dans la mine d'or et de cuivre Bajo de la Alumbrera (« Alumbrera ») en Argentine de Rio Algom Limited (« Rio Algom »), une filiale en propriété exclusive de BHP Billiton. Rio Algom a accepté de reporter le paiement d'un montant maximal de 50 M$ US du prix d'acquisition jusqu'au 30 mai 2005, le montant reporté portant intérêt au TIOL majoré de 2 %. À la clôture, la Société et Wheaton ont fait l'acquisition d'une participation nette de 12,5 % chacune dans Alumbrera de Rio Algom.

Aux termes de l'entente, la Société a accepté de rembourser à Wheaton 1 M$ US des frais que Wheaton a engagés relativement au contrôle diligent qu'elle a effectué lors de l'acquisition d'une participation initiale de 25 % dans le projet Alumbrera.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

14. Événements postérieurs (suite)

d) Financement par bons de souscription spéciaux

Après le 31 mars 2003, la Société a réalisé un placement privé visant la vente de 810 403 101 bons de souscription spéciaux à 0,13 $ l'unité pour un produit brut de 105 352 403 $. Chaque unité, au prix de 0,13 $, comprend une action ordinaire et la moitié d'un bon de souscription, un bon de souscription entier permettant à son porteur d'acheter une action additionnelle de la Société au prix de 0,20 $ l'action jusqu'au 29 mai 2008. Un montant de 60,26 M$ a été utilisé afin de faciliter la transaction Alumbrera (note 14 c). Un montant d'environ 7 M$ a été affecté au paiement des commissions et des charges liées à l'émission.

e) Regroupement d'actions

L'assemblée extraordinaire annuelle des actionnaires de la Société a été tenue le 16 juin 2003. Au cours de cette assemblée, des résolutions extraordinaires ont été approuvées pour consolider les actions ordinaires de la Société à raison de dix (10) anciennes actions pour une (1) nouvelle, pour changer le nom de la Société à « Northern Orion Resources Inc. » et pour accroître le capital-actions ordinaire autorisé afin de porter leur nombre à 700 millions d'actions ordinaires après regroupement. Au 31 mars 2003, 228 600 922 actions ordinaires étaient émises et en circulation dans le capital de la Société. En outre, 810 403 101 actions ordinaires additionnelles seront émises dans le cadre du financement par bons de souscription spéciaux réalisé après le 31 mars 2003. À la suite du regroupement d'actions proposé, il y aura environ 103,8 millions d'actions ordinaires émises et en circulation.

Conformément aux politiques de la TSX, l'approbation des actionnaires devra également être obtenue pendant l'assemblée à l'égard du financement proposé par bons de souscription spéciaux et d'une augmentation du nombre d'actions réservées en vertu du régime d'options sur actions de la Société.

MINERA ALUMBRERA LIMITED

(constituée en Antigua-et-Barbuda)

ÉTATS FINANCIERS

EXERCICES TERMINÉS LES 30 JUIN 2002, 2001 ET 2000

INDEX **Page**

MINERA ALUMBRERA LIMITED
ÉTATS DES RÉSULTATS

EXERCICE TERMINÉ LE 30 JUIN 2002

	Note	2002 ($ US)	2001 ($ US)	2000 ($ US)
Produits tirés des activités ordinaires	2	**519 578 555**	451 054 279	472 695 445
Charges attribuables aux activités ordinaires, excluant les frais d'emprunt	2	**(423 719 033)**	(356 485 426)	(368 837 993)
Frais d'emprunt	2	**(41 613 558)**	(65 938 436)	(73 938 016)
Bénéfice des activités ordinaires avant les impôts sur les bénéfices	2	**54 245 964**	28 630 417	29 919 436
Économie (charge) d'impôt sur les bénéfices	4	**94 693 314**	(9 571 851)	(9 733 810)
Bénéfice des activités ordinaires après l'économie (la charge) d'impôts sur les bénéfices		**148 939 278**	19 058 566	20 185 626
Bénéfice net		**148 939 278**	19 058 566	20 185 626
Bénéfice net attribuable aux actionnaires de Minera Alumbrera Limited	19	**148 939 278**	19 058 566	20 185 626
Total des produits, des charges et des réévaluations attribuable aux actionnaires de Minera Alumbrera Limited constatés directement dans les capitaux propres		-	-	-
Total des variations des capitaux propres autres que celles découlant d'opérations avec les propriétaires à titre de propriétaires	20	**148 939 278**	19 058 566	20 185 626

Les états des résultats ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED
BILAN AU 30 JUIN 2002

	Note	2002 ($ US)	2001 ($ US)
Actif à court terme			
Encaisse	5	**97 463 244**	58 419 709
Comptes débiteurs	6	**90 471 676**	78 192 134
Stocks	7	**22 836 934**	35 782 774
Autres	8	**3 761 171**	2 400 563
Total de l'actif à court terme		**214 533 025**	174 795 180
Actif à long terme			
Comptes débiteurs	9	**13 895 558**	18 474 622
Stocks	10	**148 719 625**	127 731 043
Immobilisations corporelles minières	11	**948 859 377**	1 039 184 814
Actifs d'impôts reportés	4 d)	**69 255 910**	
Total de l'actif à long terme		**1 180 730 470**	1 185 390 479
Total de l'actif		**1 395 263 495**	1 360 185 659
Passif à court terme			
Comptes créditeurs	12	**36 062 275**	45 024 704
Dette portant intérêt	13	**75 304 293**	95 304 293
Provisions	14	**248 879**	661 381
Total du passif à court terme		**111 615 447**	140 990 378
Passif à long terme			
Comptes créditeurs	15	**351 539 491**	336 993 997
Dette portant intérêt	16	**283 065 018**	358 369 312
Passifs d'impôts reportés	4 c)		25 437 404
Provisions	17	**11 354 169**	9 644 476
Total du passif à long terme		**645 958 678**	730 445 189
Total du passif		**757 574 125**	871 435 567
Actif net		**637 689 370**	488 750 092
Capitaux propres			
Capitaux propres d'apport	18	**435 812 000**	435 812 000
Bénéfices non répartis	19	**201 877 370**	52 938 092
Total des capitaux propres	20	**637 389 370**	488 750 092

Approuvé par les administrateurs,

(signé) Charlie Sartain
Charlie Sartain, administrateur

(signé) John Rickus
John Rickus, administrateur

Les bilans ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED
ÉTATS DES FLUX DE TRÉSORERIE

EXERCICE TERMINÉ LE 30 JUIN 2002

	Note	2002	2001	2000
		($ US)	($ US)	($ US)
Flux de trésorerie liés aux activités d'exploitation				
Montants reçus de clients		**406 805 390**	374 533 070	406 581 100
Paiements aux fournisseurs et aux employés		**(199 479 014)**	(270 031 263)	(227 955 431)
Intérêts créditeurs		**1 125 690**	2 684 887	3 038 319
Intérêts débiteurs et autres frais de financement payés		**(34 920 430)**	(49 846 122)	(51 789 840)
IVA recouvrée (payée)		**(8 967 080)**	32 007 080	2 293 525
Flux de trésorerie nets liés aux activités d'exploitation	29	**164 564 556**	89 347 652	132 167 673
Flux de trésorerie liés aux activités d'investissement				
Immobilisations corporelles minières				
- Produit de la vente d'immobilisations		**70 704**	1 125 838	16 106
- Nouvelles immobilisations		**(30 287 433)**	(17 963 863)	(25 920 272)
Remboursement (avances) à d'autres entités				4 807 126
Flux de trésorerie nets liés aux activités d'investissement		**(30 216 729)**	(16 838 025)	(21 097 040)
Flux de trésorerie liés aux activités de financement				
Produit d'emprunts				10 000 000
Remboursement d'emprunts		**(95 304 292)**	(75 304 295)	(75 304 295)
Flux de trésorerie nets liés aux activités de financement		**(95 304 292)**	(75 304 295)	(65 304 295)
Augmentation nette (diminution) des liquidités		**39 043 535**	(2 794 668)	45 766 338
Liquidités au début de l'exercice		**58 419 709**	61 214 377	15 448 039
Liquidités à la fin de l'exercice	5	**97 463 244**	58 419 709	61 214 377

Les états des flux de trésorerie ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables

a) Mode de présentation

Minera Alumbrera Limited est une société à responsabilité limitée par actions dont le pays de domiciliation est Antigua. L'établissement principal de la société est la mine Minera Alumbrera, située en Argentine. Les principales activités exercées par la société sont l'extraction, le traitement et la commercialisation du cuivre et de l'or.

Le présent rapport financier à vocation générale a été établi conformément aux normes comptables, aux autres prises de position officielles de l'Australian Accounting Standards Board et aux Urgent Issues Group Consensus Views (collectivement, les « PCGR de l'Australie »).

Le rapport financier est préparé selon la convention du coût historique. Sauf indication contraire, les conventions comptables ont été appliquées de la même manière qu'au cours de l'exercice précédent. Tous les montants sont exprimés en dollars américains.

b) Constatation des produits

Les ventes sont constatées lorsque la garde matérielle des produits est transférée au client aux termes d'un contrat exécutoire, que les prix de vente sont connus ou qu'ils peuvent faire l'objet d'une estimation raisonnable et que les produits sont dans un format qui ne nécessite aucun traitement supplémentaire de la part de la société.

Une part importante des ventes de concentré de la société fait l'objet d'une fixation provisoire des prix, qui repose sur les prix en vigueur au moment de l'expédition. De façon générale, le règlement réel est fondé sur le prix moyen du marché pour une période future donnée. Le montant des ventes dont le prix est fixé de façon provisoire est ajusté mensuellement pour tenir compte des prix au comptant actuels. Ces ajustements, de même que les ajustements qui découlent du règlement définitif, sont comptabilisés dans les produits tirés de la vente.

c) Frais d'emprunt

Les frais d'emprunt sont constatés comme des charges dans l'exercice au cours duquel ils sont engagés, sauf s'ils sont inclus dans le coût d'actifs admissibles.

Les frais d'emprunt comprennent :

- l'intérêt sur les découverts bancaires ainsi que sur les emprunts à court terme et à long terme;
- l'amortissement des frais accessoires engagés dans le cadre du montage des emprunts.

d) Liquidités

Dans l'état des flux de trésorerie, les liquidités comprennent les dépôts à vue qui sont facilement convertibles en espèces, qui font partie intégrante de la gestion quotidienne de la trésorerie de la société et dont la valeur ne risque pas de changer de façon importante, et le compte de réserve à l'égard de la dette de premier rang.

e) Comptes débiteurs

Les comptes clients sont inscrits aux montants exigibles et peuvent être réglés dans un délai de un jour à six mois, selon les modalités des contrats. La possibilité de recouvrement des créances est évaluée à la date du bilan. Des provisions spécifiques sont constituées à l'égard des créances douteuses.

Les autres comptes débiteurs découlent généralement d'opérations réalisées hors du cours habituel des activités d'exploitation de la société. Si le délai de remboursement excède la durée permise, des frais d'intérêt peuvent être imputés. Ces frais sont calculés d'après les taux commerciaux.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables (suite)

f) Stocks

Les stocks de produits finis et de travaux en cours sont évalués, selon la méthode du coût complet, au coût moyen pour la période de production ou à la valeur de réalisation nette, selon le moins élevé des deux. Le coût comprend les matières directes, la main-d'œuvre directe et une juste part des frais généraux de fabrication fixes et variables. Les coûts sont attribués principalement selon la méthode du coût moyen pondéré.

Les stocks de fournitures sont constitués de fournitures consommables et de pièces de rechange pour l'entretien. Ils sont évalués au coût. Ils sont régulièrement soumis à un examen afin de s'assurer que la valeur des articles désuets fait l'objet d'une provision ou qu'elle est radiée, selon le cas.

g) Frais d'exploitation reportés

Les frais d'exploitation reportés représentent le coût d'enlèvement anticipé des morts-terrains selon le ratio moyen de recouvrement. Les montants sont reportés et passés en charges selon la méthode de l'amortissement proportionnel au rendement. Aucun coût n'est constaté dans les états financiers si le ratio de recouvrement réel à ce jour est inférieur au ratio moyen pour la durée de vie de la mine.

h) Immobilisations corporelles minières

Actifs à long terme construits par la société

Le coût des actifs à long terme construits par la société comprend le coût de toutes les matières utilisées pendant la construction, le coût de la main-d'œuvre directe engagé à l'égard du projet, les frais d'emprunt engagés pendant la période de construction et une juste part des frais généraux fixes et variables. Les frais d'emprunt inclus dans le coût des actifs à long terme représentent les coûts qui auraient été évités si les dépenses de construction n'avaient pas été engagées.

Biens miniers

Les biens miniers représentent l'accumulation de tous les frais de mise en valeur, y compris le coût d'acquisition des réserves minérales, des droits et des biens, engagés à l'égard des secteurs d'intérêt où l'extraction d'une ressource minérale a commencé.

Les frais additionnels de mise en valeur engagés à l'égard d'un bien minier après le début de la production sont reportés dans le coût du bien minier seulement s'il est établi qu'ils généreront des avantages économiques futurs importants. Si tel n'est pas le cas, les frais sont classés dans le coût de production.

Les biens miniers (à l'exception des terrains) sont amortis sur la durée estimative de vie économique de la mine selon la méthode de l'amortissement proportionnel au rendement. Les modifications relatives à la durée estimative de vie économique de la mine sont prises en considération dans le calcul de l'amortissement à compter du début de l'exercice au cours duquel elles sont apportées.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables (suite)

h) Immobilisations corporelles minières (suite)

Amortissement des immobilisations corporelles minières

L'amortissement est calculé selon la méthode linéaire ou la méthode de l'amortissement proportionnel au rendement sur la durée prévue de vie économique de chaque élément. Les modifications relatives à la durée estimative de vie économique des actifs sont prises en considération dans le calcul de l'amortissement à compter du début de l'exercice au cours duquel elles sont apportées. La durée de vie économique des actifs est réévaluée selon les dispositions d'un programme d'examen continu.

La durée de vie résiduelle maximale prévue s'établit comme suit :	**Nombre d'années**
• Immobilisations corporelles minières	10
• Immobilisations corporelles de traitement	12

i) Montant recouvrable des actifs à long terme

Le montant recouvrable d'un actif correspond au montant net qui est prévu être recouvré au moyen des rentrées nettes de fonds qui résultent de son utilisation continue et de sa cession. Si des rentrées nettes de fonds résultent de l'utilisation d'un groupe d'actifs (c'est-à-dire les actifs d'un site minier), le montant recouvrable est établi pour le groupe d'actifs en question.

Si la valeur comptable d'un actif à long terme excède le montant recouvrable, elle est ramenée au montant recouvrable. La baisse de valeur est passée en charges dans le bénéfice net ou la perte nette de l'exercice au cours duquel elle se produit.

Les flux de trésorerie nets prévus qui servent à l'établissement du montant recouvrable des actifs à long terme ne sont pas actualisés.

j) Comptes fournisseurs et autres comptes créditeurs

Ces passifs représentent des montants impayés à l'égard de biens et de services reçus par la société avant la fin de l'exercice. Ces passifs ne sont pas garantis et sont habituellement réglés dans les 30 jours suivant la constatation.

k) Dette portant intérêt

Les emprunts sont inscrits au bilan au montant du capital, lequel représente la valeur actualisée des flux de trésorerie futurs liés au service de la dette. Les frais d'intérêt sont comptabilisés au taux contractuel en vigueur pendant la période où ils deviennent exigibles. Les frais d'intérêt courus connexes sont classés dans les autres comptes créditeurs. Les frais d'intérêt associés à des emprunts auprès d'apparentés sont comptabilisés au taux contractuel en vigueur pendant la période où ils deviennent exigibles. Les frais d'intérêt courus connexes sont classés dans la dette portant intérêt.

l) Avantages sociaux

La société constate un passif à l'égard des salaires, des traitements et des vacances annuelles, dont le montant correspond aux sommes non versées à la date du bilan, établies en fonction des taux de rémunération actuels, au titre des services rendus par les employés jusqu'à cette date.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables (suite)

m) Impôts sur les bénéfices

Les impôts sur les bénéfices sont comptabilisés selon la méthode de la comptabilisation des incidences fiscales. Selon cette méthode, la charge d'impôts qui figure dans l'état des résultats est rapprochée au bénéfice comptable, déduction faite des écarts permanents. Les avantages fiscaux futurs liés aux pertes fiscales ne sont pas constatés comme des actifs à moins que leur réalisation ne soit quasi certaine. Les impôts à l'égard des écarts temporaires cumulatifs sont calculés selon les taux qui sont censés s'appliquer au moment de la résorption de ces écarts et sont portés aux comptes d'actifs ou de passifs d'impôts reportés.

n) Remise en état

Lorsque, selon les modalités du titre ou des autres droits d'utilisation du bien, y compris les droits d'exploitation minière, la société est tenue d'exercer des activités de remise en état pendant la durée d'utilisation du bien, les coûts liés à ces activités sont constatés comme des charges au moment où ils sont engagés. Lorsque, en raison d'activités actuelles ou passées, il existe une obligation d'exécuter des travaux de remise en état à l'avenir, une provision à l'égard des frais de remise en état et de restauration du site minier est constituée de façon progressive pendant la durée restante de la vie de la mine (y compris le stade de fermeture de la mine). Ces provisions, établies à l'aide de montants non actualisés, comprennent les frais associés à la remise en état, à la fermeture de l'usine, à la fermeture des décharges et aux activités de surveillance. Ces frais ont été établis selon les coûts, les exigences légales et la technologie actuels. Les modifications d'estimations sont traitées de façon prospective.

Il existe une incertitude relative à la mesure des obligations de restauration en raison de l'incertitude liée à la durée restante de la vie des sites d'exploitation existants et à l'incidence des modifications à la législation environnementale.

Des hypothèses, fondées sur des études effectuées par des conseillers techniques indépendants et internes, ont été posées à l'égard de la durée restante de la vie des sites existants. Ces études sont menées de façon continue.

o) Conversion des devises

Les opérations en devises sont converties en dollars US aux taux de change en vigueur à la date des opérations. À la date du bilan, les éléments monétaires libellés en devises sont convertis en dollars US aux taux de change en vigueur à cette date. Les écarts à la conversion des éléments monétaires sont portés aux résultats dans l'exercice au cours duquel ils surviennent.

p) Taxes – Impuesto Al Valor Agregado (IVA)

Le montant des produits, des charges et des actifs constatés ne comprend pas la taxe appelée Impuesto Al Valor Agregado (IVA), sauf si le montant d'IVA ne peut être recouvré auprès de l'Administracion Federal de Ingregos Publicos (AFIP). Dans ce cas, l'IVA est incluse dans le coût d'acquisition ou dans la charge.

Les comptes débiteurs et les comptes créditeurs comprennent le montant d'IVA connexe. Le montant net d'IVA recouvrable de l'AFIP, ou payable à celle -ci, est présenté comme actif ou passif à court terme dans le bilan.

Les flux de trésorerie figurant dans l'état des flux de trésorerie sont présentés au montant brut. La composante IVA des flux de trésorerie liés aux activités d'investissement et de financement qui est recouvrable de l'AFIP ou payable à celle -ci est classée dans les flux de trésorerie liés aux activités d'exploitation.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables (suite)

q) Instruments financiers dérivés

En raison de ses activités, la société est exposée aux risques de fluctuations des taux d'intérêt, des taux de change et du prix des marchandises. La société utilise des instruments financiers dérivés pour couvrir ces risques. Toutefois, aucun de ces instruments financiers n'est constaté dans les états financiers au moment de l'acquisition. La société ne détient ni n'émet d'instruments financiers, y compris les instruments financiers dérivés, aux fins de spéculation.

Les opérations conclues en vue de couvrir des achats ou des ventes prévus sont comptabilisées à titre de couvertures des achats ou des ventes prévus si les conditions suivantes sont réunies :

i) Au moment de la mise en place de la couverture et pendant la durée de l'instrument de couverture, il est prévu que la couverture réduira de façon efficace l'exposition aux risques visés par la couverture;

ii) La relation de couverture est désignée de façon prospective, et elle identifie l'instrument de couverture et les achats ou ventes prévus de façon suffisamment précise que, lorsqu'un achat ou une vente se réalise, il n'y a aucun doute qu'il s'agit ou non d'un achat couvert ou d'une vente couverte;

iii) Il est probable que les achats ou les ventes prévus se réaliseront selon les modalités de la désignation.

Les produits ou les coûts qui surviennent au moment de la conclusion des opérations de couverture d'achats ou de ventes prévus sont constatés comme gains ou pertes de change reportés dans le bilan en vue d'être inclus dans le montant de l'achat ou de la vente couvert.

Les gains ou pertes non matérialisés sur les instruments financiers utilisés aux fins de couverture, dont les contrats sur marchandises et les swaps de taux, sont mesurés à la date du bilan d'après les fluctuations des cours au comptant, des cours à terme et des prix qui sont survenues depuis la date du contrat. Les gains et pertes non matérialisés sur des opérations de couverture ne sont pas constatés dans les états financiers avant que l'achat ou la vente ne se réalise ou que le gain ou la perte ne se matérialise.

Si un instrument de couverture est résilié avant échéance et qu'il est probable que l'opération couverte se réalisera quand même, les gains et les pertes qui sont survenus avant la date de résiliation sont constatés comme des gains ou des pertes de couverture reportés dans le bilan en vue d'être inclus dans le montant de l'opération couverte. Lorsqu'un instrument de couverture est résilié avant échéance parce qu'il n'est plus prévu que l'opération couverte se réalisera, les gains et les pertes reportés antérieurement sont portés aux résultats au moment de la résiliation.

Si un instrument de couverture fait l'objet d'une nouvelle désignation à titre de couverture d'un autre achat prévu ou d'une autre vente prévue et qu'il est prévu que l'opération initiale se réalisera quand même, les gains et pertes de couverture qui sont survenus avant la nouvelle désignation sont reportés et inclus dans le montant de l'achat initial ou de la vente initiale au moment où cette opération se réalise. Si l'instrument de couverture fait l'objet d'une nouvelle désignation parce qu'il n'est plus prévu que l'achat initial ou la vente initiale se réalisera, les gains et les pertes de couverture qui sont survenus avant la nouvelle désignation sont constatés dans les résultats au moment de la nouvelle désignation.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables (suite)

r) Révision des estimations comptables

Au cours de l'exercice terminé le 30 juin 2000, les évaluations en ce qui a trait aux réserves de minerai de la mine Minera Alumbrera ont été révisées, passant de 632 millions de tonnes à 460 millions de tonnes. Il est prévu que les réserves de minerai tiendront une mine dont la durée de vie est de 15 ans à compter du 1er juillet 1998. Une hausse de l'amortissement de 12 M$ US représente l'incidence nette occasionnée par les modifications effectuées au cours de l'exercice terminé le 30 juin 2000. En présumant que les actifs sont détenus jusqu'à la fin de leur durée de vie utile, l'amortissement des actifs visés au cours des exercices futurs sera majoré en moyenne de 12 M$ US par année.

Pendant que la réévaluation de la durée de vie de la mine avait lieu, il a été convenu de modifier la méthode d'amortissement de certains actifs de la mine. La méthode de l'amortissement proportionnel au rendement a été adoptée en remplacement de la méthode linéaire.

2. Bénéfice des activités ordinaires

	2002 $ US	2001 $ US	2000 $ US
Produits tirés des activités ordinaires			
Produits tirés des activités d'exploitation (note 2 a))	**518 201 825**	447 010 688	468 536 623
Produits tirés des activités autres que d'exploitation (note 2 b))	**1 376 730**	4 043 591	4 158 822
	519 578 555	451 054 279	472 695 445
Coût des produits vendus (note 2 c))	**280 691 581**	252 922 225	193 278 870
Autres charges d'exploitation (note 2 d))	**142 019 005**	101 453 202	174 755 447
Frais d'emprunt (note 2 e))	**41 613 558**	65 938 436	73 938 016
Frais généraux et frais d'administration (note 2 f))	**35 343**	100 000	101 589
Autres charges (note 2 g))	**973 104**	2 009 999	702 087
	465 332 591	422 423 862	442 776 009
Bénéfice avant impôts des activités ordinaires	**54 245 964**	28 630 417	29 919 436

a) Produits tirés des activités d'exploitation

	2002	2001	2000
Ventes de biens	**518 201 825**	447 010 688	468 536 623
	518 201 825	447 010 688	468 536 623

b) Produits tirés des activités autres que d'exploitation

	2002	2001	2000
Intérêts créditeurs sur dépôts à court terme	**1 306 026**	2 283 429	3 374 150
Produit de la cession d'actifs à long terme	**70 704**	1 125 838	16 106
Gain de change net		634 324	118 424
Autres			650 142
	1 376 730	4 043 591	4 158 822

c) Coût des produits vendus

	2002	2001	2000
Charges d'exploitation	**163 735 086**	183 078 301	121 948 793
Montants provisionnés au titre			
- de la remise en état	**1 709 693**	2 805 501	2 771 493
- des stocks de fournitures désuets	**1 037 690**	4 681 029	911 505
- des avantages sociaux	**5 798 794**	3 062 565	2 924 813
Amortissement			
- Biens miniers	**13 627 217**	15 099 134	8 106 815
- Immobilisations corporelles minières	**112 861 439**	100 762 306	90 492 291
(Augmentation) diminution des stocks de produits	**(18 078 338)**	(56 566 611)	(33 876 840)
	280 691 581	252 922 225	193 278 870

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

		2002	2001	2000
2.	**Bénéfice des activités ordinaires (suite)**	**$ US**	**$ US**	**$ US**
d)	Autres charges d'exploitation			
	Perte de change nette	**23 803 210**		
	Transport et manutention	**31 799 147**	33 799 304	50 894 224
	Charges de traitement	**77 790 404**	67 352 151	111 774 508
	Redevances	**8 626 244**	8 948 540	3 439 922
	Provision (crédit) pour en ramener la valeur à la VRN		(8 646 793)	8 646 793
		142 019 005	101 453 202	174 755 447
e)	Frais d'emprunt			
	Apparentés	**13 115 809**	23 460 982	26 330 004
	Autres frais d'intérêt	**29 519 738**	42 967 543	54 843 926
		42 635 547	66 428 525	81 173 930
	Moins le montant capitalisé	**(1 021 989)**	(490 089)	(7 235 914)
	Frais d'emprunt passés en charges	**41 613 558**	65 938 436	73 938 016
f)	Frais généraux et frais d'administration			
	Honoraires de vérification (note 24)	**35 343**	100 000	101 589
g)	Autres charges			
	Valeur comptable des actifs à long terme cédés	**754 548**	1 147 186	176 149
	Autres	**218 556**	862 813	525 938
		973 104	2 009 999	702 087
h)	Perte nette à la cession d'actifs			
	Produit de la cession	**70 704**	1 125 838	16 106
	Valeur comptable des actifs à la cession / valeur comptable des actifs pour tenir compte de la désuétude	**(754 548)**	(1 147 186)	(176 149)
		(683 844)	(21 348)	(160 043)
	Perte nette à la cession :			
	- Immobilisations corporelles minières	**(683 844)**	(21 348)	(160 043)
i)	Le bénéfice des activités ordinaires avant impôts tient compte des charges particulières suivantes :			
	Amortissement des immobilisations corporelles			
	Immobilisations corporelles minières	**112 861 439**	100 762 306	90 492 291
	Amortissement des autres actifs			
	Biens miniers	**13 627 217**	15 099 134	8 106 815
	Provision au titre des stocks de fournitures	**1 037 690**	4 681 029	911 505
	Charge nette découlant de diminutions de la valeur comptable des actifs	**127 526 346**	120 542 469	99 510 611

En réaction à l'instabilité politique et économique qui sévit en Argentine, le gouvernement a annoncé, le 6 janvier 2002, qu'il abandonnait la parité des cours du peso argentin et du dollar US.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

2. Bénéfice des activités ordinaires (suite)

j) Incidence financière de la dévaluation du peso argentin

Devant l'instabilité politique et économique de l'Argentine, le gouvernement a annoncé, le 6 janvier 2002, qu'il abandonnait la parité du peso argentin et du dollar US.

Depuis son établissement, la société a adopté le dollar US comme monnaie fonctionnelle pour dresser ses états financiers. Toutefois, en vertu des lignes directrices locales (résolutions techniques) publiées par la fédération argentine des conseils professionnels des sciences économiques et le conseil professionnel des sciences économiques de la ville de Buenos Aires et des résolutions prises par l'autorité de contrôle des sociétés (I.G.J), la société est tenue d'établir également des états financiers en monnaie locale ainsi que de produire des déclarations fiscales et d'acquitter ses impôts en monnaie locale.

L'abandon de la parité de un peso pour un dollar US et la dévaluation ultérieure du cours du peso (3,86 pesos pour 1 $ US le 30 juin 2002) ont eu les répercussions financières ci-après sur les états financiers de Minera Alumbrera :

1. Diminution des charges d'exploitation libellées en pesos
   Les charges d'exploitation consolidées ont diminué d'un montant estimatif de 20 M$ pendant le semestre terminé le 30 juin 2002.

2. Réévaluation des actifs et des passifs monétaires libellés en pesos
   La réévaluation des actifs et des passifs monétaires libellés en pesos a entraîné une perte de change de 23,8 M$.

3. Répercussions fiscales
   Un avantage fiscal, composé des éléments ci-après, d'un montant net de 95,9 M$ est inclus dans l'économie (la charge) d'impôts.

- L'équivalant en pesos de la dette de projet, des emprunts auprès d'actionnaires et d'autres soldes libellés en dollars US s'est accru considérablement en raison de la dévaluation. Cette perte de change apparente en pesos était déductible aux fins fiscales au cours de l'exercice 2002. Il est prévu que les reports en avant des pertes fiscales de 275,6 M$ en découlant seront utilisés au cours des prochains exercices. Un avantage fiscal de 119,5 M$ a été inclus dans l'économie d'impôts.

- La valeur en pesos de l'amortissement fiscal est établie selon le taux de change en vigueur à la date de l'acquisition de l'immobilisation. Presque toutes les immobilisations de la société ont été acquises alors que le peso était à parité avec le dollar US. Par conséquent, la dévaluation a entraîné une diminution importante de la valeur de l'amortissement fiscal futur en dollars US. Ces impôts supplémentaires à payer de 194,5 M$ n'ont pas été constatés dans les états financiers. Selon les normes comptables actuelles, cette perte sera constatée progressivement sur la durée de vie restante de la mine. Une charge fiscale de 23,6 M$ a été incluse dans l'économie d'impôts.

L'incidence économique nette de ces deux modifications est une hausse des impôts que la société devra payer pendant la durée de vie de la mine. Cependant, cette hausse sera essentiellement fonction des fluctuations des taux de change pendant cette période et du bénéfice futur.

Comme il est mentionné précédemment, la société est tenue de préparer ses déclarations de revenus dans la monnaie locale, alors que la comptabilisation des incidences fiscales est effectuée en monnaie fonctionnelle. Par conséquent, la réévaluation des impôts sur les bénéfices en monnaie fonctionnelle entraîne un gain de change. Pour la période terminée le 30 juin 2002, un gain de change de 22,2 M $ US a été inclus dans l'économie (la charge) d'impôts sur les bénéfices de l'exercice.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

2. Bénéfice des activités ordinaires (suite)

j) Incidence financière de la dévaluation du peso argentin (suite)

Cette présentation a été préparée en fonction des taux de change et de la législation fiscale de l'Argentine au 30 juin 2002. Le montant final de toutes les incidences fiscales et incidences de comptabilisation connexes découlant de la dévaluation dépend du taux de change du peso argentin et du dollar US aux dates des bilans, de toute modification apportée à la loi et du bénéfice futur.

La présente information a été préparée selon les taux de change et la législation fiscale argentine en vigueur le 30 juin 2002. Le montant définitif de toutes les répercussions fiscales qui découlent de la dévaluation ainsi que des répercussions comptables connexes sera fonction du taux de change du peso argentin et du dollar US aux dates des bilans, des modifications futures à la législation et du bénéfice futur.

Ces modifications ne changent pas fondamentalement la valeur comptable des immobilisations corporelles minières. La dévaluation comporte des aspects positifs et des aspects négatifs. Au premier chef, la société tire profit d'une baisse des coûts d'exploitation exprimés en dollars US. Le régime de stabilité fiscale de la société visant les taux d'imposition, établi en vertu d'ententes avec les gouvernements national et provinciaux, est valide pour la durée de vie de la mine.

L'Argentine continue d'éprouver de graves problèmes économiques. Les activités de Minera Alumbrera pourraient être touchées, dans un avenir prévisible, par cette situation. Toutefois, il est actuellement impossible d'en établir les répercussions, s'il y a lieu.

3. Dividendes

Aucun dividende n'a été versé à l'égard des exercices terminés les 30 juin 2002, 2001 et 2000.

4. Impôts

		2002	2001	2000
		$ US	$ US	$ US
a)	La charge (l'économie) d'impôts sur le bénéfice d'exploitation de l'exercice se compose des éléments suivants :			
	Impôts exigibles			
	Passif d'impôts reportés	**6 844 324**	25 275 847	15 444 708
	Actif d'impôts reportés	**87 848 990**	(34 847 698)	(25 178 518)
	Charge (économie) d'impôts	**94 693 314**	(9 571 851)	(9 733 810)
b)	Charge fiscale présumée au taux de 30 %	**(16 273 789)**	(8 589 126)	(8 975 831)
	Écart entre la charge (économie) d'impôts présumée et la charge (économie) d'impôts réelle présentée à la note 4 a)	**110 967 103**	(982 725)	(757 979)
	Cet égard est imputable à l'incidence fiscale des écarts permanents ci-dessous, laquelle (diminue) augmente la charge d'impôts:			
	Écarts de change sur les éléments monétaires en dollars US	**119 472 884**		
	Écarts de change sur les éléments monétaires en pesos	**(7 140 963)**		
	Amortissement non déductible	**(23 587 647)**		
	Gain de change à la réévaluation en monnaie fonctionnelle	**22 222 829**	(950 080)	(757 979)
	Redressements sur exercices antérieurs		(32 645)	
		110 967 103	(982 725)	(757 979)

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

4. Impôts (suite)

		2002	2001	2000
		$ US	$ US	$ US
c)	Le montant net des passifs d'impôts reportés représente l'incidence de la compensation des actifs d'impôts reportés et des passifs d'impôts reportés et s'établit comme suit:			
	Passifs d'impôts reportés		25 437 404	
	Moins actifs d'impôts reportés attribuables aux éléments suivants :			
	- pertes fiscales			
	- autres écarts temporaires			
			25 437 404	
d)	Le montant net des actifs d'impôts reportés représente l'incidence de la compensation des actifs d'impôts reportés et des passifs d'impôts reportés et s'établit comme suit :			
	Passifs d'impôts reportés	**(41 425 384)**		
	Moins actifs d'impôts reportés attribuables aux éléments suivants :			
	- pertes fiscales	**82 670 768**		
	- autres écarts temporaires	**28 010 526**		
		69 255 910		

e) L'avantage relatif aux pertes fiscales ne sera réalisé que si:

i) la société dégage, à l'avenir, un bénéfice imposable par l'administration fiscale pertinente dont la nature et le montant lui permettront de réaliser l'avantage lié à la déduction des pertes; ou

ii) la société continue de se conformer aux exigences de la législation fiscale en matière de déductibilité; et

iii) aucune modification à la législation fiscale n'a de répercussions défavorables sur la réalisation, par la société, de l'avantage lié à la déduction des pertes.

5. Actif à court terme - Encaisse

	2002	2001	2000
	$ US	$ US	$ US
Fonds en banque et encaisse	**16 469 579**	2 442 140	5 225 456
Dépôts à court terme	**30 900 000**	14 600 000	4 400 000
Compte de réserve à l'égard de la dette de premier rang	**50 093 665**	41 377 569	51 588 921
	97 463 244	58 419 709	61 214 377
Le rapprochement des montants ci-dessus avec le montant des liquidités à la fin de l'exercice qui figure dans l'état des flux de trésorerie s'établit comme suit :			
Solde présenté ci-dessus	**97 463 244**	58 419 709	61 214 377
Solde selon l'état des flux de trésorerie	**97 463 244**	58 419 709	61 214 377

Minera Alumbrera tient le compte de réserve à l'égard de la dette de premier rang dans un compte en fidéicommis distinct à l'étranger. La société doit maintenir dans ce compte un solde équivalant à 50 % du total du capital, de l'intérêt et des frais liés à la dette de premier rang qui deviennent exigibles au plus tard à la prochaine date de remboursement de la dette de premier rang si le ratio de couverture du service de la dette est supérieur ou égal à 1,6 : 1. Si le ratio de couverture du service de la dette est inférieur à 1,6 : 1, le solde du compte de réserve à l'égard de la dette de premier rang doit être égal à 100 % du total du capital, de l'intérêt et des frais exigibles au plus tard à la prochaine date de remboursement de la dette de premier rang.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

6. Actif à court terme – Comptes débiteurs

	2002	2001
	$ US	$ US
Comptes clients	**73 234 451**	39 131 539
Autres comptes débiteurs	**17 237 225**	39 060 595
	90 471 676	78 192 134

7. Actif à court terme – Stocks

	2002	2001
	$ US	$ US
Produits en cours		
au coût	**4 652 023**	8 367 801
Produits finis		
au coût	**3 447 796**	2 642 262
Total des produits	**8 099 819**	11 010 063
Fournitures au coût	**17 626 283**	29 046 703
Moins la provision pour désuétude	**(2 889 168)**	(4 273 992)
Total des fournitures	**14 737 115**	24 772 711
	22 836 934	35 782 774
Total de la valeur comptable des stocks		
Partie à court terme	**22 836 934**	35 782 774
Partie à long terme (note 10)	**148 719 625**	127 731 043
	171 556 559	163 513 817

8. Actif à court terme – Autres éléments

	2002	2001
	$ US	$ US
Charges payées d'avance	**3 761 171**	2 400 563
	3 761 171	2 400 563

9. Actif à long terme – Comptes débiteurs

	2002	2001
	$ US	$ US
Autres comptes débiteurs	**13 895 558**	18 474 622
	13 895 558	18 474 622

10. Actif à long terme – Stocks

	2002	2001
	$ US	$ US
Produits en cours		
au coût	**148 719 625**	127 731 043
	148 719 625	127 731 043

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

11. Actif à long terme – Immobilisations corporelles minières

	2002	2001
	$ US	$ US
Biens miniers (note 11 a))	**91 118 179**	104 745 395
Immobilisations corporelles minières (note 11 b))	**857 741 198**	934 439 419
	948 859 377	1 039 184 814

a) Biens miniers	2002	2001
Coût	**136 325 908**	136 325 907
Moins l'amortissement cumulé	**(45 207 729)**	(31 580 512)
Valeur comptable nette	**91 118 179**	104 745 395

b) Immobilisations corporelles minières	2002	2001
Coût	**1 228 670 076**	1 194 356 085
Moins l'amortissement cumulé	**(370 928 878)**	(259 916 666)
Valeur comptable nette	**857 741 198**	934 439 419

Historique	**Biens miniers**	**Immobilisations corporelles minières**	**Total**
2002	$ US	$ US	$ US
Valeur comptable au 30 juin 2001	104 745 395	934 439 419	1 039 184 814
Acquisitions	-	36 917 766	36 917 766
Cessions	-	(754 548)	(754 548)
Amortissement	(13 627 216)	(112 861 439)	(126 488 655)
Valeur comptable au 30 juin 2002	91 118 179	857 741 198	948 859 377
2001			
Valeur comptable au 30 juin 2000	119 798 673	1 018 266 118	1 138 064 791
Acquisitions	709 120	17 419 529	18 128 649
Cessions	(663 264)	(483 922)	(1 147 186)
Amortissement	(15 099 134)	(100 762 306)	(115 861 440)
Valeur comptable au 30 juin 2001	104 745 395	934 439 419	1 039 184 814

12. Passif à court terme – Comptes créditeurs

	2002	2001
	$ US	$ US
Comptes fournisseurs	**25 873 835**	21 209 530
Montants dus à des apparentés (note 26)	**355 055**	4 106 487
Gains de couverture reportés	**3 298 456**	2 225 871
Autres créanciers	**6 534 929**	17 482 816
	36 062 275	45 024 704

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

13. Passif à court terme – Dette portant intérêt

	2002	2001
	$ US	$ US
Emprunts auprès d'institutions financières	**75 304 293**	95 304 293
	75 304 293	95 304 293

L'entente de sûreté commune, intervenue le 26 février 1997 entre MAA Argentine Branch, Mount Isa Pacific Ltd., Musto Exploration (Bermuda) Limited (IMZ), North Finance Ltd., RAL (Barbados) Inc., ABN Ambro Bank N.V., Australia and New Zealand Banking Group Ltd., la Banque Canadienne Impériale de Commerce, Citibank N.A (agent pour les banques prêteuses), Dresdner Bank A.G., Kreditanstalt Fur Wiederaufbau, Export-Import Bank of the United States et Bankers Trust Co. à titre de fiduciaire, porte sur un montant total de 670 000 000 $ US (partie à court terme, en date du bilan : 75 304 293 $ US; partie à long terme, non réglée en date du bilan au 30 juin 2002 : 283 065 018 $ US). Cette entente prévoit des nantissements, des hypothèques et des cessions des droits relatifs, entre autres, à tous les contrats, attributions et permis d'un montant équivalant à la valeur totale de la mine. L'entente de sûreté commune comporte également des clauses de nantissement négatives qui comprennent des restrictions visant les dettes et l'octroi de privilèges.

La dette de premier rang n'est pas assortie de clauses à l'égard du ratio du service de la dette autres que celle qui porte sur le solde à maintenir dans le compte de réserve à l'égard de la dette de premier rang, dont il est question à la note 4. Les prêteurs de la dette de premier rang bénéficient d'une assurance contre les risques politiques.

14. Passif à court terme – Provisions

	2002	2001
	$ US	$ US
Avantages sociaux	**248 879**	661 381
	248 879	661 381
Nombre de salariés		
Nombre de salariés à la fin de l'exercice	**862**	795

15. Passif à long terme – Comptes créditeurs

	2002	2001
	$ US	$ US
Montants dus à des apparentés (note 26)	**77 969 399**	64 114 453
Emprunts auprès d'apparentés (note 26)	**268 464 181**	268 464 181
Autres créanciers	**5 105 911**	4 415 363
	351 539 491	336 993 997

16. Passif à long terme – Passif portant intérêt

	2002	2001
	$ US	$ US
Emprunts auprès d'institutions financières	**283 065 018**	358 369 312
	283 065 018	358 369 312

Les ententes de financement sont résumées à la note 13.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

17. Passif à long terme – Provisions

	2002	2001
	$ US	$ US
Remise en état	**11 354 169**	9 644 476
	11 354 169	9 644 476

18. Capitaux propres d'apport

	Nombre d'actions	2002	2001	2000
		$ US	$ US	$ US
Actions ordinaires IMZ, 1,00 $ US l'action	**92 901 000**	**92 901 000**	92 901 000	92 901 000
Actions ordinaires M.I.M., 1,00 $ US l'action	**92 901 000**	**92 901 000**	92 901 000	92 901 000
Actions privilégiées IMZ, 0,01 $ US l'action	**1 000 000**	**10 000**	10 000	10 000
Actions privilégiées M.I.M., 250,00 $ US l'action	**1 000 000**	**250 000 000**	250 000 000	250 000 000
	187 802 000	**435 812 000**	435 812 000	435 812 000

Les actions ordinaires IMZ et M.I.M. confèrent les droits suivants aux porteurs :
i) voter, à raison de une voix par action, à toutes les assemblées de la société, à l'exception des assemblées où seuls les porteurs d'une catégorie donnée d'actions ont le droit de vote;
ii) recevoir, sous réserve des droits prioritaires des porteurs d'une autre catégorie d'actions, les dividendes déclarés par la société au prorata et sur un pied d'égalité;
iii) recevoir, sous réserve des droits prioritaires des porteurs d'une autre catégorie d'actions, le reliquat des biens de la société en cas de liquidation ou de dissolution de la société, volontaire ou involontaire, au prorata et sur un pied d'égalité;
iv) nommer et élire, de façon exclusive, deux (2) administrateurs de la société au moyen d'un instrument ou pendant une assemblée des actionnaires.

De plus, les porteurs des actions ordinaires M.I.M. ont le droit de désigner le président du conseil d'administration de la société.

Les société affiliées sont répertoriées à la note 26.

Les porteurs des actions privilégiées IMZ et M.I.M. n'ont pas droit de vote aux assemblées générales, sauf exigence contraire de la loi. Les porteurs ont le droit de recevoir à chaque exercice des dividendes privilégiés cumulatifs en espèces d'un montant de 12,50 $ US par action privilégiée, et ce, avant le versement des dividendes sur les actions ordinaires.

La société peut, en tout temps, racheter les actions privilégiées au prorata et sur un pied d'égalité à un prix de 250 $ US majoré de tous les dividendes courus et non versés, qu'ils aient été déclarés ou non, à la date de rachat. La société peut racheter pour annulation des actions privilégiées au moyen d'un contrat privé, d'une offre ou de toute autre façon à un prix ou à des prix acceptés par les administrateurs, sous réserve que les actions M.I.M. et IMZ soient achetées au prorata et sur un pied d'égalité à raison de une action pour une action. En cas de liquidation ou de dissolution de la société, les porteurs d'actions privilégiées ont le droit de recevoir, au prorata et sur un pied d'égalité, un montant égal au prix de rachat avant qu'un remboursement du capital ou qu'une distribution ne soit effectuée aux porteurs d'actions ordinaires.

19. Bénéfices non répartis

	2002	2001	2000
	$ US	$ US	$ US
Bénéfices non répartis au début de l'exercice	**52 938 092**	33 879 526	13 693 900
Bénéfice net attribuable aux actionnaires de Minera Alumbrera Limited	**148 939 278**	19 058 566	20 185 626
Bénéfices non répartis à la fin de l'exercice	**201 877 370**	52 938 092	3 879 526

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

20. Capitaux propres

	2002	2001	2000
	$ US	$ US	$ US
Total des capitaux propres au début de l'exercice	**488 750 092**	469 691 526	449 505 900
Total des variations des capitaux propres constatées dans l'état des résultats	**148 939 278**	19 058 566	20 185 626
Total des capitaux propres à la fin de l'exercice	**637 689 370**	488 750 092	469 691 526

21. Passifs éventuels

Dans le cours normal de ses activités, Minera Alumbrera Limited prend des engagements, donne des cautionnements d'exécution et fait l'objet de réclamations qui entraînent des passifs éventuels. Il n'est pas raisonnablement possible d'isoler ou d'établir le montant de ces passifs.

La société a accordé deux cautionnements au juge responsable des affaires minières du Catamarca et un cautionnement à la Direccion de Mineria. Ces cautionnements sont d'un montant non spécifié. Les cautionnements ont trait à l'octroi à Minera Alumbrera de l'infrastructure minière et de servitudes d'eau au Catamarca et d'une partie de la servitude de pipeline au Tucuman. Selon ceux-ci, Minera Alumbrera devra compenser les propriétaires des terrains qui sont touchés par l'infrastructure minière et les servitudes d'eau et de pipeline de concentré lorsque ces propriétaires auront été identifiés et que la validité du titre de propriété sera démontrée.

22. Instruments financiers

La gestion du risque financier, qui découle des activités normales exercées par Minera Alumbrera, constitue un élément essentiel de la stratégie de gestion d'ensemble de Minera Alumbrera.

Grâce à des stratégies prudentes de gestion des risques, Minera Alumbrera vise à réduire l'incidence de la volatilité des marchés internationaux des marchandises et des capitaux sur lesquels elle exerce ses activités. L'objectif de la gestion du risque financier est d'atteindre un équilibre entre l'établissement de la certitude des flux de trésorerie futurs et la participation aux fluctuations favorables du marché. La gestion du risque financier est exécutée dans les limites d'un cadre complet de politiques, de mécanismes et de contrôles à l'égard des risques de taux d'intérêt, de change, de crédit et de liquidité et des risques liés au prix des marchandises.

Du fait de la gestion du risque financier, Minera Alumbrera est partie à des instruments financiers dérivés. Ces instruments financiers sont utilisés dans le cours normal des activités afin de couvrir l'exposition aux fluctuations des taux d'intérêt, des taux de change et des prix des marchandises. Minera Alumbrera n'effectue pas de négociation aux fins de spéculation.

a) Risque de taux d'intérêt

Les emprunts de Minera Alumbrera portent intérêt à des taux fixes ou variables. Les expositions principales sont à l'égard des taux d'intérêt américains, et la majorité des opérations de couverture en vigueur se rapportent à la dette libellée en dollars US.

Les activités de couverture sont effectuées en vue de réduire l'incidence défavorable des fluctuation des taux d'intérêt sur le bénéfice et les flux de trésorerie nets de Minera Alumbrera. Lorsque la société utilise des instruments financiers dérivés pour couvrir le risque de taux d'intérêt, elle vise à apparier l'échéance de ces instruments avec l'échéance de la dette sous-jacente.

Minera Alumbrera a eu recours à des swaps, dans les limites autorisées par le conseil, pour couvrir son exposition aux taux d'intérêt. Les swaps ont une échéance qui s'étend principalement jusqu'à deux ans (jusqu'à trois ans en 2001) et sont assortis de six règlements mensuels du montant net d'intérêt à recevoir ou à payer.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

22. Instruments financiers (suite)

a) Risque de taux d'intérêt (suite)

Le tableau ci-après présente l'exposition de Minera Alumbrera au risque de taux d'intérêt ainsi que le taux d'intérêt réel moyen pondéré des actifs et des passifs financiers.

2002	Taux variable (M$ US)	Taux fixe – date d'échéance: À moins de un an (M$ US)	De un à cinq ans (M$ US)	À plus de cinq ans (M$ US)	Ne portant pas intérêt (M$ US)	Total (M$ US)
Actifs financiers						
Encaisse – $ US	97,5					97,5
Comptes débiteurs						
Tiers					104,4	104,4
Total des actifs financiers	97,5				104,4	201,9
Taux d'intérêt moyen pondéré	1,8 %					
Passifs financiers						
Non garantis						
Emprunts auprès d'apparentés – $ US	(268,5)					(268,5)
Garantis						
Dette de projet – $ US	(280,4)	(13,0)	(64,9)			(358,3)
Comptes créditeurs						
Liés à des contrats de couverture					(3,3)	(3,3)
Tiers					(37,5)	(37,5)
Apparentés					(78,3)	(78,3)
Total des passifs financiers	(548,9)	(13,0)	(64,9)		(119,1)	(745,9)
Swap de taux d'intérêt (montant nominal de référence)	150,0	(100,0)	(50,0)			
Situation nette à l'égard des taux d'intérêt	(301,4)	(113,0)	(114,9)		(14,7)	(544,0)
Taux d'intérêt moyen pondéré	3,6 %	6,7 %	6,8 %			

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

22. Instruments financiers (suite)

2001	Taux variable	Taux fixe – date d'échéance: À moins de un an	De un à cinq ans	À plus de cinq ans	Ne portant pas intérêt	Total
	(M$ US)	(M$ US)	(M$ US)	(M$ US)	(M$ US)	(M$ US)
Actifs financiers						
Encaisse – $ US	58,4					58,4
Comptes débiteurs						
Tiers					96,7	96,7
Total des actifs financiers	58,4				96,7	155,1
Taux d'intérêt moyen pondéré	3,6 %					
Passifs financiers						
Non garantis						
Emprunts auprès d'apparentés – $ US	(268,5)					(268,5)
Garantis						
Dette de projet – $ US	(362,7)	(13,0)	(52,0)	(26,0)		(453,7)
Comptes créditeurs						
Liés à des contrats de couverture					(2,2)	(2,2)
Tiers					(111,3)	(111,3)
Total des passifs financiers	(631,2)	(13,0)	(52,0)	(26,0)	(113,5)	(835,7)
Swap de taux d'intérêt (montant nominal de référence)	190,0	(40,0)	(150,0)			
Situation nette à l'égard des taux d'intérêt	(382,8)	(53,0)	(202,0)	(26,0)	(16,8)	(680,6)
Taux d'intérêt moyen pondéré	6,5 %	6,9 %	6,5 %	7,8 %		

b) Risque de change

Minera Alumbrera est exposée au risque de change à l'égard de ses comptes débiteurs et de ses comptes créditeurs non couverts. Le tableau suivant présente l'équivalent en dollars US (calculé d'après les taux de change de fin d'exercice) des comptes débiteurs et des comptes créditeurs libellés en devises.

À court terme	2002 (M$ US)	2001 (M$ US)
Comptes débiteurs libellés en pesos argentins	**19,5**	44,5
Comptes créditeurs libellés en pesos argentins	**10,6**	6,5

Les comptes débiteurs libellés en pesos argentins au 30 juin 2002 sont composés essentiellement d'un montant de 14,5 M$ pour l'Impuesto Al Valor Agregado (IVA) et de prêts de 2,1 M $ US consentis à des organismes gouvernementaux provinciaux et liés à la mise en valeur des infrastructures qui était initialement financée uniquement par Minera Alumbrera. En ce qui a trait aux remboursements de l'IVA, la société doit composer avec des retards, particulièrement depuis la dévaluation de la monnaie au début de 2002. La société négocie actuellement le recouvrement des prêts pour les infrastructures. Aucune provision n'a été constituée advenant le non-recouvrement de ces soldes.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

22. Instruments financiers (suite)

c) Risque lié au prix des marchandises

Minera Alumbrera conclut des contrats à terme et achète ou vend des options en vue de couvrir le prix des marchandises à l'égard d'une partie des ventes futures sous contrat et des ventes futures prévues, et ce, afin de réduire l'incidence de la volatilité du prix des marchandises sur les produits devant être tirés de la vente. L'objectif visé est l'atteinte d'un équilibre entre l'établissement de la certitude des flux de trésorerie futurs et la participation aux fluctuations favorables du marché. Les ventes futures sont prévues en tenant compte de la conjoncture actuelle des marchés des marchandises, des engagements de clients et de la production et des ventes prévues de la mine.

Le tableau ci-dessous présente le prix moyen et les quantités, selon les échéances, qui figurent dans les contrats sur métaux précieux en vigueur à la date du bilan.

Les marchandises couvertes par Minera Alumbrera sont habituellement vendues directement aux clients selon le prix moyen. En conséquence, il est parfois nécessaire de se procurer les marchandises selon le prix moyen en fonction d'un instrument financier lorsqu'une opération de couverture pour le prix des marchandises est entamée.

Au 30 juin 2002, la société avait pris les positions de couverture suivantes à l'égard des risques liés aux marchandises :

2002	Ventes d'or à terme – $ US	
Échéance	Nombre d'onces	$ US par once
2002-2003	145 000	350
2003-2004	100 000	354
2004-2005	50 000	354

À des fins de comparaison, au 30 juin 2001, la société avait pris les positions de couverture sur or ci-après :

2001	Ventes d'or à terme – $ US	
Échéance	Nombre d'onces	$ US par once
2001-2002	217 967	339
2002-2003	145 000	350
2003-2004	100 000	354
2004-2005	50 000	354

d) Risque de crédit

Minera Alumbrera est exposée au risque de crédit, qui consiste en la possibilité que les contreparties n'exécutent pas leurs obligations.

i) Actifs et passifs financiers

Le risque de crédit auquel la société est exposée à l'égard des actifs financiers constatés dans le bilan correspond à la valeur comptable, déduction faite des provisions pour créances douteuses.

La société réduit au minimum le risque de crédit associé aux débiteurs en imposant à ceux-ci des exigences minimales de crédit. De plus, elle réduit ce risque en effectuant des opérations avec un grand nombre de contreparties situées dans divers pays. La société réduit au minimum le risque de crédit associé aux intermédiaires financiers en ne faisant affaires qu'avec des intermédiaires qui ont une cote de solvabilité acceptable attribuée par une agence d'évaluation du crédit reconnue.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

22. Instruments financiers (suite)

d) Risque de crédit (suite)

Le niveau d'exposition de Minera Alumbrera à un pays étranger, à un client ou à un intermédiaire financier, chacun pris individuellement, n'est pas important.

ii) Instruments financiers dérivés

Le risque de crédit associé aux contrats d'instruments dérivés est réduit au minimum, car les contreparties sont des intermédiaires financiers reconnus qui ont une cote de solvabilité acceptable attribuée par une agence d'évaluation du crédit reconnue.

Le niveau maximal d'exposition au risque de crédit lié aux swaps de taux d'intérêt correspond à la valeur actualisée des flux de trésorerie futurs prévus à recevoir de contreparties à l'égard des contrats dont la valeur est positive. À la date du bilan, le niveau d'exposition constituait une perte de 3,6 M$ (une perte de 0,4 M$ en 2001).

Le niveau maximal d'exposition au risque de crédit lié aux contrats sur marchandises correspond aux écarts favorables à Minera Alumbrera entre les prix du marché actuels à la date du bilan et les prix stipulés aux contrats. À la date du bilan, le niveau d'exposition s'élevait à 8,9 M$ (35,3 M$ en 2001).

e) Juste valeur nette des actifs et des passifs financiers

i) Mode d'évaluation des actifs et des passifs financiers

La juste valeur nette des espèces et quasi-espèces ainsi que celle des actifs et passifs financiers monétaires ne portant pas intérêt correspond approximativement à leur valeur comptable.

La juste valeur nette des autres actifs et passifs financiers monétaires est fondée sur les cours du marché, lorsqu'il existe un marché pour ces éléments, ou sur la valeur actualisée des flux de trésorerie futurs prévus établie par l'application des taux d'intérêt actuellement en vigueur pour des actifs et des passifs qui ont des profils de risque similaires. Le tableau ci-dessous présente la juste valeur et la valeur comptable des instruments à taux fixe à la date du bilan. La juste valeur nette de tous les autres actifs et passifs financiers à court terme et à long terme ne diffère pas de façon importante de la valeur comptable à la date du bilan.

	Valeur comptable	Juste valeur nette	Valeur comptable	Juste valeur nette
	2002 (M$ US)		2001 (M$ US)	
Dette de projet à taux fixe libellée en dollars US	44,1	47,1	46,1	47,5

Aucune catégorie d'actifs et de passifs financiers n'est négociée sur des marchés organisés selon des modalités normalisées.

ii) Mode d'évaluation des instruments financiers dérivés

La juste valeur nette des swaps de taux d'intérêt correspond à la valeur actualisée des flux de trésorerie futurs prévus à la date du bilan.

La juste valeur nette des contrats de change à terme et des options correspond au gain ou à la perte non matérialisé constaté à la date du bilan. Le gain ou la perte est calculé d'après les cours du marché actuels pour des contrats comportant des échéances similaires.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

22. Instruments financiers (suite)

e) Juste valeur nette des actifs et des passifs financiers (suite)

La juste valeur nette des contrats sur marchandises correspond au gain ou à la perte non matérialisé constaté à la date du bilan. Le gain ou la perte est calculé d'après les cours du marché actuels pour des contrats comportant des échéances similaires.

Instruments financiers constatés et instruments financiers non constatés

À la date du bilan, la juste valeur nette des instruments financiers s'établit comme suit :

Swaps de taux d'intérêt		Constatés 2002 ($ US)	Non constatés 2002 ($ US)	Constatés 2001 ($ US)	Non constatés 2001 ($ US)
Gains de couverture reportés	À court terme				
	À long terme				
(Pertes) de couverture reportées	À court terme		(1 032 297)		(281 333)
	À long terme		(2 593 510)		(180 640)
Gains (pertes) de couverture reportés	À court terme		(1 032 297)		(281 333)
	À long terme		(2 593 510)		(180 640)
Total			(3 625 807)		(461 973)

Contrats sur marchandises		Constatés 2002 ($ US)	Non constatés 2002 ($ US)	Constatés 2001 ($ US)	Non constatés 2001 ($ US)
Gains de couverture reportés	À court terme		4 032 273		16 473 781
	À long terme		3 642 400		18 930 186
(Pertes) de couverture reportées	À court terme				
	À long terme				
Gains (pertes) de couverture reportés	À court terme		4 032 273		16 473 781
	À long terme		3 642 400		18 930 186
Total			7 674 673		35 403 967

23. Engagements

	2002 $ US	2001 $ US	2000 $ US
Engagements en vertu de contrats, dépenses en immobilisations			
Exigibles à moins de un an	9 068 346	3 779 068	11 498 808
	9 068 346	3 779 068	11 498 808

24. Rémunération des vérificateurs

	2002 $ US	2001 $ US	2000 $ US
Vérification des états financiers	35 343	100 000	101 589
Autres services	32 257	190 081	-
	67 600	290 081	101 589

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

25. Rémunération des administrateurs	**2002**	**2001**	**2000**
	$ US	**$ US**	**$ US**
a) Total des montants versés ou à verser aux administrateurs par la société et ses apparentés au titre de la gestion des affaires de la société	0	0	0

b) Nombre d'administrateurs dont la rémunération est comprise dans les fourchettes suivantes :

$ US	**2002**	**2001**	**2000**
0 – 9 999	7	10	9

c) Les personnes suivantes ont occupé un poste d'administrateur au cours de l'exercice :

V. P. Gauci (a remis sa démission le 10 septembre 2001), R. Miller (depuis le 11 septembre 2001), M.G. Menzies, M.S. Parrett (a remis sa démission le 30 novembre 2001), I. Ashby (depuis le 30 novembre 2001), J.K. Mclean (a remis sa démission le 3juillet 2001) et J. Rickus (depuis le 3 juillet 2001).

Remplaçants :
J. Rickus (remplaçant de J.K. Mclean jusqu'au 3 juillet 2001), G. D. Mascall (remplaçant de M. S. Parrett jusqu'au 23 août 2001), I. Ashby (remplaçant de M. S. Parrett du 23 août 2001 au 30 novembre 2001),
D. M. O'Toole (remplaçant de R. Miller depuis le 26 septembre 2001 et remplaçant de M. G. Menzies pour tout l'exercice) et C. Ulloa (remplaçant de I. Ashby depuis le 21 février 2002).

26. Apparentés	**2002**	**2001**
	$ US	**$ US**

a) Prêts

Aucun prêt n'a été accordé aux administrateurs de Minera Alumbrera ou n'était en cours pendant l'exercice.

Aucun prêt n'a été accordé aux dirigeants de Minera Alumbrera ou n'était en cours.

b) Emprunts auprès d'apparentés

	2002	2001
Partie à court terme (note 12)		
Montants dus aux apparentées	**355 055**	4 106 487
Partie à long terme (note 15)		
Montants dus aux apparentées	**77 969 399**	64 114 453
Emprunts auprès d'apparentées	**268 464 181**	268 464 181
	346 788 635	336 685 121

Les montants dus à des apparentés sont composés d'avances des actionnaires. Le capital et les intérêts impayés portent intérêt au TIOL majoré de 2%. En cas de non-remboursement des montants exigibles par la société, le versement est réputé être un apport de capital à la société, et les actionnaires reçoivent des actions ordinaires d'une valeur équivalente au montant impayé. Le remboursement des avances n'est pas garanti. Il est subordonné à toutes les obligations liées à la dette de premier rang.

Au cours de l'exercice, Minera Alumbrera Limited (MMA) a reçu 55 018 $US (543 711 $ UA en 2001, néant en 2000) d'apparentés et a effectué des paiements de 2806 211 $US (1 110 922 $ US en 2001, 1 093 729 $ US en 2000) à des apparentés pour des services administratifs et techniques rendus.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

26. Apparentés (suite)

c) Opérations entre apparentés

Au cours de l'exercice, MAA a comptabilisé des intérêts de 14 638 274 $ US (21 737 746 $ US en 2001, 26 921 316 $US en 2000 à verser à des apparentés aux termes de la convention des actionnaires qui unit MAA, MIM Holdings Limited, Rio Tinto et BHP Billiton.

Au cours de l'exercice, MAA n'a acheté aucune marchandise auprès d'apparentés selon des conditions commerciales normales (néant en 2001, 423 960 $US en 2000).

Jusqu'en avril 2002, MIM et IMZ fournissaient une garantie à l'égard de l'IVA et des garanties à l'égard de certaines infrastructures associées au projet Minera Alumbrera totalisant 38,6 M$ US (90,8 M$ US en 2001).

MIM et IMZ ont versé une indemnité de 1,0 M$ US (15,0 M$ US en 2001) à la banque qui a fourni une lettre de crédit au nom d'une entité contrôlée afin de couvrir les insuffisances de trésorerie des comptes de réserve à l'égard de projets à certaines dates.

MIM et IMZ se sont engagées à apporter un appui financier continu à certaines entités contrôlées détenues en propriété exclusive pour qu'elles puissent s'acquitter de leurs dettes au moment où elles arriveront à échéance.

d) Entités détentrices du contrôle de la société

Minera Alumbrera (MAA) est détenue par Mount ISA Pacific Pty Ltd. dans une proportion de 50 % et par Musto Explorations (Bermuda) Limited (Musto) dans une proportion de 50 %. MIM Holdings Limited (MIM) est la société mère ultime de Mount ISA Pacific Pty Ltd., et Musto est détenue par Rio Tinto Plc dans une proportion de 50 % et par BHP-Billiton plc dans une proportion de 50 %. MIM est considérée être la société de portefeuille ultime et elle consolide les résultats de MAA dans ses comptes.

27. Avantages sociaux

	2002 $ US	2001 $ US
a) Total des avantages sociaux		
À court terme	**248 879**	661 381
	248 879	661 381

b) Rentes de retraite

La société effectue des cotisations, pour le compte des salariés, à des caisses de retraite de l'État et à des caisses de retraite privées, lesquelles sont responsables de la totalité des rentes de retraite. En conséquence, à l'exception des cotisations non versées, la société n'a aucun passif au titre des rentes de retraite.

28. Informations sectorielles

Secteurs géographiques
Tous les actifs corporels de Minera Alumbrera sont situés à la mine, en Argentine. Les secteurs géographiques sont établis en fonction des ventes effectuées par secteur.

Secteurs d'exploitation
Minera Alumbrera exerce ses activités dans un seul secteur d'exploitation, à savoir la production et la vente de concentré d'or et de cuivre.

Conventions comptables sectorielles
Les produits, les charges, les actifs et les passifs sectoriels sont composés des produits, charges, actifs et passifs directement rattachés à un secteur et de la juste part de ceux-ci qui peut être raisonnablement attribuée au secteur. Les actifs sectoriels comprennent tous les actifs utilisés par un secteur. Ils sont principalement composés de l'encaisse d'exploitation, des comptes débiteurs, des stocks, des immobilisations corporelles et des écarts d'acquisition, déduction faite des provisions connexes. Les impôts sur les bénéfices ne font pas partie des actifs et des passifs sectoriels.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

28. Informations sectorielles (suite)
2002 – Principales informations – Secteurs géographiques (M$ US)

	Japon	Asie	Europe	Amérique du Sud (sauf Argentine)	Amérique du Nord	Argentine	Montants non sectoriels	Total
Ventes à des tiers	106,2	109,4	267,3	16,8	18,5			518,2
Autres produits						1,4		1,4
Total des produits	106,2	109,4	267,3	16,8	18,5	1,4		519,6
Actifs sectoriels						1 326,0	69,3	1 395,3
Passifs sectoriels						757,6		757,6
Acquisitions d'immobilisations corporelles, d'actifs incorporels et d'autres actifs à long terme						36,9		36,9
Amortissement						126,5		126,5

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

28. Informations sectorielles (suite)

2001 – Principales informations – Secteurs géographiques (M$ US)

	Japon	Asie	Europe	Amérique du Sud (sauf Argentine)	Amérique du Nord	Argentine	*Montants non sectoriels*	Total
Ventes à des tiers	135,9	85,4	155,1	7,2	63,4			447,0
Autres produits						4,0		4,0
Total des produits	135,9	85,4	155,1	7,2	63,4	4,0		451,0
Actifs sectoriels						1 360,1		1 360,1
Passifs sectoriels						846,0	25,4	871,4
Acquisitions d'immobilisations corporelles, d'actifs incorporels et d'autres actifs à long terme						18,1		18,1
Amortissement						115,9		115,9

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

28. Informations sectorielles (suite)
2000 – Principales informations – Secteurs géographiques (M$ US)

	Japon	Asie	Europe	Amérique du Sud (sauf Argentine)	Amérique du Nord	Argentine	Montants non sectoriels	Total
Ventes à des tiers	91,5	95,2	184,8	32,4	64,6			468,5
Autres produits						4,2		4,2
Total des produits	91,5	95,2	184,8	32,4	64,6	4,2		472,7
Actifs sectoriels						1 413,8	34,8	1 448,6
Passifs sectoriels						928,2	50,7	978,9
Acquisitions d'immobilisations corporelles, d'actifs incorporels et d'autres actifs à long terme						23,1		23,1
Amortissement						98,6		98,6

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

29. Rapprochement du bénéfice des activités ordinaires et des flux de trésorerie liés aux activités d'exploitation	**2002**	**2001**	**2000**
	$ US	**$ US**	**$ US**
Bénéfice après impôts des activités ordinaires	**148 939 278**	19 058 566	20 185 626
Amortissement	**126 488 656**	115 861 440	98 599 106
Perte à la cession d'immobilisations corporelles	**683 844**	21 348	160 043
(Gains) pertes de change non matérialisées	**34 908 508**	(634 324)	(118 424)
Variation des actifs et des passifs			
(Augmentation) diminution des comptes clients	**(34 102 912)**	(4 482 281)	5 045 530
(Augmentation) diminution des autres comptes débiteurs	**(11 366 051)**	(108 152)	25 974 227
(Augmentation) diminution des stocks de fournitures	**5 758 714**	2 503 257	3 827 938
(Augmentation) diminution des stocks	**(18 078 338)**	(65 213 403)	(25 230 047)
(Augmentation) diminution des charges payées d'avance	**(1 360 608)**	(1 701 231)	2 558 924
Augmentation (diminution) des impôts sur les bénéfices reportés	**(94 693 314)**	9 571 851	25 178 518
Augmentation (diminution) des comptes fournisseurs	**2 991 726**	(11 067 521)	(10 644 001)
Augmentation (diminution) des autres comptes créditeurs	**(8 719 067)**	3 378 452	(28 155 374)
Augmentation (diminution) des montants dus à des apparentés	**10 103 514**	20 354 398	27 718 011
Augmentation (diminution) des gains de couverture reportés	**1 072 585**	(678 805)	(15 444 708)
Augmentation (diminution) de la provision au titre de la remise en état	**1 709 693**	2 805 501	2 771 493
Augmentation (diminution) de la provision au titre des avantages sociaux	**228 328**	(321 444)	(259 189)
Flux nets de trésorerie liés aux activités d'exploitation	**164 564 556**	89 347 652	132 167 673

30. Rapprochement avec les PCGR des États-Unis

Minera Alumbrera Limited prépare ses états financiers consolidés selon les principes comptables généralement reconnus de l'Australie (« PCGR de l'Australie »), lesquels diffèrent à certains égards importants de ceux des États-Unis (« PCGR des États-Unis »). Ces différences et l'incidence des ajustements nécessaires à la présentation du bénéfice net consolidé de Minera Alumbrera Limited attribuable aux actionnaires ordinaires, aux capitaux propres et aux flux de trésorerie, selon les PCGR des États-Unis au 30 juin 2002 et 2001 et pour les exercices terminés les 30 juin 2002, 2001 et 2000, sont présentées ci-dessous.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

i) Bénéfice net attribuable aux actionnaires

	Exercices terminés les 30 juin		
	2002	**2001**	**2000**
	$ US	**$ US**	**$ US**
Bénéfice net selon les PCGR de l'Australie	**148 939 278**	19 058 566	20 185 626
Ajustements requis selon les PCGR des États-Unis			
Frais de démarrage	**10 174 063**	8 077 323	9 868 017
Constatation des produits, incidence sur les produits	**(24 152 291)**	(137 820)	12 439 628
Constatation des produits, incidence sur le coût des produits vendus	**10 359 796**	(55 500)	(9 647 343)
Opérations à livrer, incidence sur les produits	**5 752 227**	(2 030 716)	(3 721 511)
Opérations à livrer, incidence sur le coût des produits vendus	**(4 250 600)**	1 837 280	2 413 320
Attribution des coûts indirects aux stocks	**(1 428 493)**	(4 782 309)	(3 730 129)
Frais d'émission de titres de créance	**571 476**	6 322 180	(5 027 466)
Méthode de l'intérêt réel	**154 237**	(571 925)	(432 023)
Capitalisation des intérêts	**3 182 527**	2 427 978	1 994 156
Provision en vue de ramener les stocks à la valeur de réalisation nette	**-**	(8 646 793)	8 646 793
Évaluation à la valeur du marché des instruments dérivés	**(22 205 758)**	25 780 855	-
Changement de méthode d'épuisement	**1 538 545**	1 127 550	1 063 799
Impôts sur les bénéfices reportés	**6 091 281**	(8 804 431)	(4 160 172)
Total des ajustements du bénéfice net requis selon les PCGR des États-Unis	**(14 212 990)**	20 543 672	9 707 069
Bénéfice net (perte) selon les PCGR des États-Unis avant l'incidence cumulative du changement de principe comptable et les dividendes à payer sur les actions privilégiées	**134 726 288**	39 602 238	29 892 695
Incidence cumulative du changement de méthode d'épuisement, déduction faite des impôts	**-**	-	(10 831 342)
Bénéfice net (perte) selon les PCGR des États-Unis avant les dividendes à payer sur les actions privilégiées	**134 726 288**	39 602 238	19 061 353
Dividendes à payer sur les actions privilégiées	**(25 000 000)**	(25 000 000)	(25 000 000)
Bénéfice net (perte) attribuable aux actionnaires ordinaires	**109 726 288**	14 602 238	(5 938 647)

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

ii) Capitaux propres

	Aux 30 juin	
	2002	**2001**
	$ US	**$ US**
Capitaux propres selon les PCGR de l'Australie	**637 689 370**	488 750 092
Ajustements requis selon les PCGR des États-Unis		
Frais de démarrage	**(80 183 257)**	(90 357 320)
Constatation des produits	**(19 331 138)**	(5 538 643)
Opérations à livrer	**-**	(1 501 627)
Attribution des coûts indirects aux stocks	**(14 212 356)**	(12 783 863)
Frais d'émission de titres de créance	**(9 149 365)**	(9 720 841)
Méthode de l'intérêt réel	**(5 280 497)**	(5 434 734)
Capitalisation des intérêts	**(22 711 469)**	(25 893 996)
Évaluation à la valeur du marché des instruments dérivés	**8 577 152**	38 261 045
Changement de méthode d'épuisement	**(11 743 451)**	(13 281 996)
Impôts sur les bénéfices reportés	**46 210 315**	37 875 593
Actions privilégiées, y compris le cumul des dividendes non versés	**(438 120 000)**	(413 120 000)
Total des ajustements des capitaux propres requis selon les PCGR des États-Unis	**(545 944 066)**	(501 496 382)
Capitaux propres selon les PCGR des États-Unis	**91 745 304**	(12 746 290)

iii) Variations des capitaux propres établis selon les PCGR des États-Unis

	Exercices terminés les 30 juin		
	2002	**2001**	**2000**
	$ US	**$ US**	**$ US**
Capitaux propres au début de l'exercice	**(12 746 290)**	(36 084 661)	(30 146 014)
Bénéfice net attribuable aux actionnaires ordinaires	**109 726 288**	14 602 238	(5 938 647)
Autres éléments du résultat global :			
Actif transitoire en vertu du SFAS 133, déduction faite des impôts	**-**	22 089 136	-
Variation de l'actif transitoire au cours de l'exercice, déduction faite des impôts	**(5 234 694)**	(13 353 003)	-
Résultat global	**104 491 594**	23 338 371	(5 938 647)
Capitaux propres à la fin de l'exercice	**91 745 304**	(12 746 290)	(36 084 661)

Frais de démarrage

La société a capitalisé, au titre des immobilisations minières, les charges d'exploitation engagées avant le début des activités.

Selon les PCGR des États-Unis, il n'est pas permis de capitaliser les charges d'exploitation engagées avant le début des activités ou les frais de démarrage. Les rapprochements comprennent les ajustements effectués afin de contrepasser l'actif constaté selon les PCGR de l'Australie et l'amortissement constaté à chaque période.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

Constatation des produits

La société constate les produits provenant de la vente selon les conditions contractuelles, habituellement au moment où les marchandises sont transbordées, lorsque les risques et les avantages inhérents à la propriété sont transférés.

Selon les PCGR des États-Unis et le SAB 101 intitulé « Revenue Recognition in Financial Statements », les produits peuvent être constatés seulement lorsque le droit de propriété ainsi que les risques et les avantages inhérents à la propriété ont été transférés. Dans le cas de certaines ventes effectuées par la société, les droits sont transférés seulement lorsque certains documents ont été remis au client et que le paiement a été reçu. En conséquence, les rapprochements comprennent les ajustements nécessaires pour contrepasser a) les produits constatés selon les PCGR de l'Australie en ce qui a trait aux droits qui n'ont pas été transférés à la clôture de la période; b) les comptes clients correspondants; c) la reconstitution des stocks; et d) la contrepassation du coût des produits vendus.

De plus, les produits tirés de activités ordinaires comprennent des produits hors exploitation de 1,4 M$ US, de 4,0 M$ US et de 4,2 M$ US pour les exercices terminés les 30 juin 2002, 2001 et 2000, respectivement, qui, aux termes des PCGR des États-Unis, auraient été constatés non pas comme produits, mais comme autres éléments du bénéfice.

Opérations à livrer

La société a constaté des produits au titre de la vente de concentrés conservés en entreposage conformément aux modalités contractuelles. Selon les contrats, le titre et les risques et avantages inhérents à la propriété sont transférés au moment du paiement et à la signature d'un certificat d'entreposage attestant que les concentrés de cuivre sont détenus dans l'entrepôt portuaire à la disposition irrévocable de l'acheteur, le paiement et la signature étant survenus avant la fin de l'exercice. Les concentrés ont été livrés après la fin de l'exercice.

Pour que les produits soient constatés si la livraison physique n'a pas eu lieu selon les PCGR des États-Unis, les critères suivants doivent être remplis :

1. Les risques découlant de la propriété doivent avoir été transférés à l'acheteur;

2. Le client doit avoir conclu en engagement ferme d'achat des biens, de préférence par écrit;

3. L'acheteur, et non le vendeur, doit demander que l'opération soit une opération à livrer. L'opération à livrer doit répondre à un but commercial important de l'acheteur;

4. La livraison des biens doit respecter un calendrier établi. La date de livraison doit être raisonnable et conforme au but commercial de l'acheteur (p. ex. périodes d'entreposage usuelles dans le secteur);

5. Le vendeur ne doit pas avoir conservé d'obligations d'exécution précises de sorte que la constatation du bénéfice ne puisse pas être complétée;

6. Les biens commandés doivent avoir été séparés des stocks du vendeur et ne peuvent pas servir à exécuter une autre commande;

7. Le bien doit être complet et prêt à être expédié.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

Les opérations ne satisfont pas tous ces critères. Par conséquent, les rapprochements comprennent les ajustements nécessaires pour contrepasser a) les produits constatés selon les PCGR de l'Australie; b) les comptes clients correspondants; c) la reconstitution des stocks; et d) la contrepassation du coût des produits vendus.

Attribution des coûts indirects aux stocks

La société utilise à méthode du coût complet, dont l'attribution des coûts indirects variables et fixes, pour évaluer les stocks.

Selon les PCGR des États-Unis, le coût des stocks se définit sommairement comme le coût d'acquisition et de production conjugué à la somme des charges engagées de manière directe ou indirecte en vue de rendre un article dans son état actuel ou à son emplacement actuel.

Les rapprochements comprennent les ajustements effectués afin de contrepasser certains coûts indirects inscrits dans les stocks à long terme qui ne répondent pas à cette définition.

Frais d'émission de titres de créance

La société capitalise, au titre des frais d'émission de titres de créance, les primes d'assurance risque politique sur les emprunts ainsi que certains frais juridiques engagés pour modifier l'entente de garantie d'emprunts.

La capitalisation de ces frais n'est pas permise aux termes des PCGR des États-Unis.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser les montants capitalisés et l'amortissement connexe.

Méthode de l'intérêt réel

La société amortit les frais d'émission de titres de créance selon la méthode linéaire sur la durée des emprunts connexes.

Selon les PCGR des États-Unis, les frais d'émission de titres de créance sont amortis sur la durée de la dette selon la méthode de l'intérêt réel.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser la comptabilisation selon les PCGR de l'Australie et pour inscrire l'amortissement selon la méthode de l'intérêt réel.

Capitalisation des intérêts

La société a capitalisé les intérêts débiteurs au titre des immobilisations corporelles minières jusqu'au moment où l'usine a atteint une capacité de 80 % (en février 1998), soit la date réputée du début des activités.

Selon les PCGR des États-Unis, les intérêts débiteurs peuvent être capitalisés jusqu'à la date où les immobilisations admissibles sont prêtes à l'utilisation prévue. La mise en service du projet et le traitement du minerai de la mine ont commencé en août 1997.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser les intérêts débiteurs capitalisés entre août 1997 et février 1998 et l'amortissement connexe.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

Provision en vue de ramener la valeur des stocks à la valeur de réalisation nette

Au cours de l'exercice 2000, la société a établi une provision afin de ramener la valeur comptable des stocks à long terme à la valeur de réalisation nette. La provision a été reprise au cours de l'exercice 2001.

Comme il est mentionné précédemment, conformément aux PCGR de l'Australie, la société attribue aux stocks à long terme certains coûts indirects qui ne peuvent pas être capitalisés selon les PCGR des États-Unis. En conséquence, la valeur comptable des stocks à long terme selon les PCGR des États-Unis est inférieure à celle selon les PCGR de l'Australie d'un montant égal aux coûts indirects capitalisés. Par suite de la baisse de la valeur comptable, la provision en vue de ramener la valeur des stocks à long terme à la valeur de réalisation nette n'était par requise selon les PCGR des États-Unis.

Les rapprochements comprennent les ajustements nécessaires au retrait des incidences de la provision constatée au cours de l'exercice 2000 et à la reprise de la réserve au cours de l'exercice 2001.

Évaluation à la valeur du marché des instruments dérivés

La société conclut des contrats de vente à terme d'or libellés en dollars américains, à des taux de location variables, afin de couvrir les risques liés au prix des marchandises. Selon les PCGR de l'Australie, les gains et les pertes sur les contrats d'instruments dérivés efficaces à titre de couverture des achats et des ventes anticipés sont reportés et constatés en même temps que l'achat ou la vente.

De plus, la société effectue des swaps de taux d'intérêt afin de palier aux fluctuations des taux d'intérêt et de réduire la volatilité de son bénéfice et de ses flux de trésorerie découlant de changements des taux d'intérêt. La durée des swaps de taux d'intérêt est fixée afin qu'elle corresponde à l'échéance de la dette sous-jacente. Selon les PCGR de l'Australie, la société constate l'incidence nette des montants à recevoir et à payer en vertu des swaps de taux d'intérêt dans les intérêts débiteurs.

Jusqu'au 30 juin 2000, la comptabilisation mentionnée précédemment était conforme aux PCGR des États-Unis. Depuis le 1er juillet 2000, pour l'application des PCGR des États-Unis, la société a adopté le SFAS 133 intitulé « Accounting for Derivative Instruments and Hedging Activities », tel qu'il a été modifié. Selon le SFAS 133, les instruments dérivés sont constatés dans le bilan, comme actif ou passif, à la juste valeur. Les gains et les pertes sur les instruments dérivés qui sont admissibles et efficaces à titre de couverture des flux de trésorerie sont comptabilisés dans les capitaux propres en tant qu'autres éléments du bénéfice global et ils sont constatés dans les résultats lorsque l'opération couverte se réalise. Les gains ou les pertes sur les instruments dérivés non admissibles sont immédiatement portés aux résultats. Les gains ou les pertes reliés aux couvertures de la juste valeur et aux éléments sous-jacents couverts sont aussi portés aux résultats.

La société ne respectait pas les critères de documentation, de désignation et d'efficacité requis en vertu du SFAS 133. Par conséquent, les instruments dérivés servant à couvrir les opérations prévues et les swap de taux d'intérêt sont évalués à la valeur du marché dans les résultats.

Conformément aux dispositions transitoires du SFAS 133, la société a inscrit, au 1er juillet 2000, un gain cumulatif de 29,1 M$, déduction faite des impôts, dans les autres éléments du bénéfice global. Les variations ultérieures de la juste valeur des contrats d'instruments dérivés sont portés aux résultats. L'ajustement de transition est reclassé des capitaux propres aux résultats au fur et à mesure que les opérations désignées d'achat et de vente ainsi que les versements d'intérêts auxquels se rapportent les contrats d'instruments dérivés se réalisent.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

Impôts

Mis à part l'incidence des actifs et des passifs d'impôts découlant des écarts temporaires provenant des différences entre les PCGR de l'Australie et les PCGR des États-Unis, la comptabilisation des impôts sur les bénéfices selon les PCGR de l'Australie et selon les PCGR des États-Unis, en autant qu'ils s'appliquent à la société, ne comporte aucune différence importante.

Changement de méthode d'épuisement

Au cours de l'exercice 2000, la société a changé sa méthode d'épuisement des immobilisations corporelles minières, soit de la méthode linéaire à la méthode de l'amortissement proportionnel au rendement. Conformément aux PCGR de l'Australie, ce changement a été comptabilisé prospectivement.

Selon les PCGR des États-Unis, un changement de la méthode d'épuisement des biens existants est comptabilisé à titre de changement de principe comptable, au moyen de la constatation, dans les résultats, de l'effet cumulatif du changement de principe comptable au début de l'exercice. L'effet cumulatif correspond à l'écart entre l'épuisement des actifs calculé selon la méthode linéaire et l'épuisement calculé selon la méthode de l'amortissement proportionnel au rendement, comme si cette dernière méthode avait été utilisée depuis le début de l'exercice.

Les rapprochements comprennent les ajustements nécessaires pour tenir compte du changement de méthode d'épuisement et de l'incidence du changement sur l'épuisement constaté par la suite selon les PCGR de l'Australie.

Actions privilégiées

La société a émis à ses deux actionnaires ordinaires des actions privilégiées rachetables au gré de la société. La société peut racheter les actions privilégiées par suite d'un vote unanime des administrateurs. Tous les administrateurs sont nommés par les actionnaires ordinaires de la société.

Selon les PCGR de l'Australie, les actions privilégiées ont été classées à titre de composante des capitaux propres puisque l'émetteur n'est pas tenu présentement de transférer des actifs à l'actionnaire privilégié.

Selon les PCGR des États-Unis, l'EITF Topic D-98 prévoit que si les actionnaires privilégiés contrôlent le vote des administrateurs au moyen d'une représentation directe ou d'autres droits, les actions privilégiées deviennent rachetables au gré du porteur et un classement en dehors des capitaux propres est requis. En ce qui a trait à la société, les actionnaires privilégiés exercent un contrôle sur les administrateurs au moyen de leurs actions ordinaires. Les PCGR des États-Unis exigent que les actions privilégiées soient inscrites à leur juste valeur au moment de l'émission et portées à leur valeur de rachat lorsqu'un rachat est probable. La majoration est comptabilisée dans l'état des résultats afin d'établir le bénéfice net distribuable aux actionnaires ordinaires. Les dividendes sur les actions privilégiées rachetables, qu'ils soient déclarés ou non, sont constatés d'une manière semblable.

Les rapprochements comprennent les ajustements nécessaires au retrait des actions privilégiées des capitaux propres, à la constatation de la dette liée aux dividendes non versés et à la constatation des dividendes afin d'établir le bénéfice net distribuable aux actionnaires ordinaires.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

État des flux de trésorerie

Selon les PCGR de l'Australie et les PCGR des États-Unis, un état des flux de trésorerie, qui présente les flux de trésorerie liés aux activités d'exploitation, d'investissement et de financement, doit être fourni. Selon les PCGR des États-Unis, il n'est pas possible d'utiliser les soldes conservés dans le compte de réserve de créances prioritaires. En conséquence, pour l'application des PCGR des États-Unis, ces montants sont classés à titre d'activités d'investissement et ne sont pas traités comme une partie de l'encaisse.

Le tableau ci-dessous présente l'encaisse et des données tirées de l'état des flux de trésorerie, établies selon les PCGR des États-Unis, pour les exercices terminés les 30 juin 2002, 2001 et 2000.

Flux de trésorerie selon les PCGR des États-Unis

	Exercices terminés les 30 juin		
	2002	2001	2000
	$ US	$ US	$ US
Flux de trésorerie liés aux activités d'exploitation	**164 564 556**	89 347 652	132 167 673
Flux de trésorerie liés aux activités d'investissement	**(38 932 825)**	(6 626 673)	(72 685 961)
Flux de trésorerie liés aux activités de financement	**(95 304 292)**	(75 304 295)	(65 304 295)
Augmentation (diminution) nette de l'encaisse	**30 327 439**	7 416 684	(5 822 583)
Encaisse au début de l'exercice	**17 042 140**	9 625 456	15 448 039
Encaisse à la fin de l'exercice	**47 369 579**	17 042 140	9 625 456
Encaisse selon les PCGR de l'Australie	**97 463 244**	58 419 709	61 214 377
Ajustements requis selon les PCGR des États-Unis			
Compte de réserve de créances prioritaires	**(50 093 665)**	(41 377 569)	(51 588 921)
Encaisse selon les PCGR des États-Unis	**47 369 579**	17 042 140	9 625 456

Rapprochement avec les PCGR du Canada

Les principes comptables généralement reconnus des États-Unis diffèrent des principes comptables généralement reconnus du Canada (« PCGR du Canada ») qui s'appliquent à la société. Les principales différences ont trait à la comptabilisation des frais de démarrage, de la capitalisation des intérêts, des instruments dérivés, de l'effet cumulatif du changement de méthode d'épuisement, des actions privilégiées et des frais de remise en état. La comptabilisation de ces éléments selon les PCGR des États-Unis a été détaillée précédemment. Les PCGR du Canada sont similaires aux PCGR de l'Australie en ce qui a trait à la comptabilisation des frais de démarrage, de la capitalisation des intérêts, des instruments dérivés, de l'effet cumulatif du changement de méthode d'épuisement, des actions privilégiées et des frais de remise en état. Selon les PCGR du Canada, ces éléments sont comptabilisés comme suit :

- les frais de démarrage sont capitalisés et amortis sur la durée de l'avantage;
- la capitalisation des intérêts cesse lorsque les biens sont prêts à être utilisés;
- les gains et les pertes de couverture sur les instruments dérivés désignés et efficaces à titre de couverture sont reportés et constatés lorsque l'opération prévue a lieu;
- le changement de méthode d'amortissement ou d'épuisement est comptabilisé à titre de changement d'estimation;
- les actions privilégiées sont classées dans les capitaux propres.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

Dans le cadre du rapprochement des PCGR des États-Unis et des PCGR du Canada, les ajustements apportés à ces éléments sont contrepassés, y compris l'incidence fiscale connexe. Les capitaux propres calculés selon les PCGR du Canada s'établissaient à 604 108 021 $ et à 464 264 296 $, respectivement, aux 30 juin 2002 et 2001. Le bénéfice net attribuable aux actionnaires ordinaires des exercices terminés les 30 juin 2002, 2001 et 2000, calculé selon les PCGR du Canada, s'est établi à 139 843 724 $, à 13 412 644 $ et à 20 844 514 $, respectivement.

31. Redressement

La société a redressé ses états financiers aux 30 juin 2002 et de l'exercice terminé à cette date, états financiers qu'elle avait publiés auparavant. Les redressements corrigent la double constatation des comptes clients ainsi que des gains et des pertes de couverture sur les ventes, y compris l'incidence fiscale.

Les répercussions de ces redressements s'établissent comme suit :

	2002
	$ US
Bénéfice net (perte)	
- Montant publié	**154 370 455**
- Montant redressé	**148 939 278**
Total des capitaux propres	
- Montant publié	**643 120 547**
- Montant redressé	**637 689 370**

32. Événements postérieurs à la date du bilan

À la date du présent rapport, aucun événement qui aurait une incidence importante, au cours des exercices ultérieurs, sur les activités de la société, ses résultats d'exploitation ou sa situation n'est survenu après la date du bilan, à l'exception de ce qui est mentionné ci-après.

Le 21 février 2003, Wheaton River Minerals Ltd. (WRM), société ouverte canadienne, et Rio Tinto Plc ont signé une entente, assujettie à des conditions relatives à la clôture et à des conditions financières, visant la vente à WRM de Peak Gold Mines Pty Limited et de la participation de 25 % que détient Rio Tinto Plc dans la mine Bajo de la Alumbrera, en Argentine, pour une contrepartie globale de 210 M$ US.

Ces événements n'ont eu aucune incidence financière sur les états financiers de la société.

MINERA ALUMBRERA LIMITED

DÉCLARATION DES ADMINISTRATEURS

Les administrateurs déclarent que les états financiers et les notes complémentaires présentés aux pages G-1 à G-38 :

a) sont conformes aux normes comptables et autres exigences professionnelles obligatoires de présentation de l'Australie (les « principes comptables généralement reconnus de l'Australie »); et

b) donnent une image fidèle de la situation financière de la société aux 30 juin 2002 et 2001 et de sa performance, telle qu'elle est représentée par les résultats de son exploitation et ses flux de trésorerie, pour chacun des exercices compris dans la période terminée le 30 juin 2002.

Selon les administrateurs :

a) il existe des motifs raisonnables de croire que la société sera en mesure de rembourser ses dettes à l'échéance.

La présente déclaration est faite conformément à une résolution des administrateurs.

(signé) Charlie Sartain
, administrateur

(signé) John Rickus
, administrateur

Le 28 février 2003

MINERA ALUMBRERA LIMITED

RAPPORT DES EXPERTS-COMPTABLES INDÉPENDANTS

Aux actionnaires de Minera Alumbrera Limited

À notre avis, les états financiers présentés aux pages G-1 à G-38 donnent, à tous les égards importants, une image fidèle de la situation financière de Minera Alumbrera Limited (la « société ») aux 30 juin 2002 et 2001 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 30 juin 2002 selon les normes comptables et les autres exigences professionnelles obligatoires de présentation de l'Australie (les « principes comptables généralement reconnus de l'Australie »).

La responsabilité de ces états financiers incombe aux administrateurs de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications. Nos vérifications de ces états financiers ont été effectuées conformément aux normes de vérification généralement reconnues de l'Australie et du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent une base raisonnable à l'opinion exprimée ci-dessus.

Tel qu'il est mentionné à la note 31, la société a redressé ses états financiers au 30 juin 2002 et pour l'exercice terminé à cette date. Le précédent rapport des experts-comptables indépendants daté du 24 octobre 2002 a été retiré tandis que les états financiers ont été révisés tel qu'il est indiqué à la note 31.

Les principes comptables généralement reconnus de l'Australie diffèrent, à certains égards importants, des principes comptables généralement reconnus des États-Unis. L'application de ces derniers aurait eu des répercussions sur l'établissement du bénéfice net de la société, exprimé en dollars américains, de chacun des exercices compris dans la période de trois ans terminée le 30 juin 2002 ainsi que sur l'établissement des capitaux propres et de la situation financière de la société, également exprimés en dollars américains, aux 30 juin 2002 et 2001, dont l'étendue est résumée à la note 30 afférente aux états financiers.

Incertitude inhérente en ce qui concerne l'Argentine

Sans remettre en cause l'opinion sans réserve exprimée ci-dessus, nous estimons utile d'attirer l'attention sur le fait suivant :

L'Argentine éprouve de graves problèmes économiques, notamment une dévaluation importante de sa monnaie. Les activités de la société pourraient être touchées, dans un avenir prévisible, par cette situation. Toutefois, il est actuellement impossible d'en établir les répercussions, s'il y a lieu.

Commentaires aux lecteurs canadiens

Au Canada, les normes de rapport ne permettent pas l'ajout d'un paragraphe d'observation (après le paragraphe d'opinion) qui attire l'attention sur une incertitude importante comme celle qui est décrite dans le paragraphe intitulé Incertitude inhérente en ce qui concerne l'Argentine. Selon les normes de rapport du Canada, le paragraphe intitulé Incertitude inhérente en ce qui concerne l'Argentine ne serait pas inclus dans le rapport des experts-comptables indépendants.

PricewaterhouseCoopers
Comptables agréés

Robert Hubbard
Associé
Brisbane, Australie
Le 24 octobre 2002, le 21 février 2003 pour les notes 30, 31 et 32.

MINERA ALUMBRERA LIMITED

(constituée en Antigua-et-Barbuda)

ÉTATS FINANCIERS INTERMÉDIAIRES NON VÉRIFIÉS

PÉRIODE DE NEUF MOIS TERMINÉE LE 31 MARS 2003

MINERA ALUMBRERA LIMITED
ÉTATS DES RÉSULTATS
PÉRIODE INTERMÉDIAIRE TERMINÉE LE 31 MARS 2003

	Période de neuf mois terminée en mars 2003 $ US (non vérifié)	**Période de neuf mois terminée en mars 2002 $ US (non vérifié)**
Produits tirés des activités ordinaires	**386 257 744**	379 566 945
Charges attribuables aux activités ordinaires, compte non tenu des frais d'emprunt	**(277 437 248)**	(313 934 147)
Frais d'emprunt	**(19 560 599)**	(34 096 328)
Bénéfice des activités ordinaires avant impôts sur les bénéfices	**89 259 897**	31 536 470
Charge (économie) d'impôts sur les bénéfices	**(62 858 729)**	80 723 234
Bénéfice des activités ordinaires après impôts sur les bénéfices (recouvrement)	**26 401 168**	112 259 704
Bénéfice net	**26 401 168**	112 259 704
Bénéfice net attribuable aux actionnaires de Minera Alumbrera Limited	**26 401 168**	112 259 704
Total des produits, des charges et des réévaluations attribuable aux actionnaires de Minera Alumbrera Limited constatés directement dans les capitaux propres	**-**	-
Total des variations des capitaux propres autres que celles découlant d'opérations avec les propriétaires à titre de propriétaires	**26 401 168**	112 259 704

Les états des résultats ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED
BILANS AU 31 MARS 2003

	Mars 2003 $ US (non vérifié)	Juin 2002 $ US
Actif à court terme		
Encaisse	**139 087 424**	97 463 244
Comptes débiteurs	**110 937 223**	90 471 676
Stocks	**25 234 273**	22 836 934
Autres	**3 063 591**	3 761 171
Total de l'actif à court terme	**278 322 511**	214 533 025
Actif à long terme		
Comptes débiteurs	**13 970 447**	13 895 558
Stocks	**155 973 626**	148 719 625
Immobilisations corporelles minières	**874 771 083**	948 859 377
Actifs d'impôts reportés	**6 397 181**	69 255 910
Autres actifs financiers	**166 319**	-
Total de l'actif à long terme	**1 051 278 656**	1 180 730 470
Total de l'actif	**1 329 601 167**	1 395 263 495
Passif à court terme		
Comptes créditeurs	**45 805 343**	36 062 275
Dette portant intérêt	**75 304 293**	75 304 293
Provisions	**381 596**	248 879
Total du passif à court terme	**121 491 232**	111 615 447
Passif à long terme		
Comptes créditeurs	**343 787 999**	351 539 491
Dette portant intérêt	**187 420 701**	283 065 018
Provisions	**12 810 695**	11 354 169
Total du passif à long terme	**544 019 395**	645 958 678
Total du passif	**665 510 627**	757 574 125
Actif net	**664 090 540**	637 689 370
Capitaux propres		
Capitaux propres d'apport	**435 812 000**	435 812 000
Bénéfices non répartis	**228 278 540**	201 877 370
Total des capitaux propres	**664 090 540**	637 689 370

Les bilans ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED
ÉTATS DES FLUX DE TRÉSORERIE
PÉRIODE INTERMÉDIAIRE TERMINÉE LE 31 MARS 2003

	Période de neuf mois terminée en mars 2003 $ US (non vérifié)	Période de neuf mois terminée en mars 2002 $ US (non vérifié)
Flux de trésorerie liés aux activités d'exploitation		
Montants reçus de clients	**328 417 639**	256 860 394
Paiements aux fournisseurs et aux employés	**(140 098 785)**	(137 847 550)
Intérêts créditeurs	**1 244 468**	2 295 239
Intérêts débiteurs et autres frais de financement payés	**(10 354 432)**	(28 155 241)
IVA recouvrée (payée)	**(20 986 102)**	22 029 280
Flux de trésorerie nets liés aux activités d'exploitation	**158 222 788**	115 182 122
Flux de trésorerie liés aux activités d'investissement		
Immobilisations corporelles minières		
- Produit de la vente d'immobilisations		41 684
- Nouvelles immobilisations	**(20 954 291)**	(35 352 309)
Flux de trésorerie nets liés aux activités d'investissement	**(20 954 291)**	(35 310 625)
Flux de trésorerie liés aux activités de financement		
Remboursement d'emprunts	**(95 644 317)**	(57 652 147)
Flux de trésorerie nets liés aux activités de financement	**(95 644 317)**	(57 652 147)
Augmentation (diminution) nette des liquidités	**41 624 180**	22 219 350
Liquidités au début de la période	**97 463 244**	58 419 709
Liquidités à la fin de la période	**139 087 424**	80 639 059

Les états des flux de trésorerie ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

1. Énoncé des principales conventions comptables

Le présent rapport financier à vocation générale pour la période de déclaration intermédiaire de neuf mois terminée le 31 mars 2003 a été établi conformément à la norme comptable AASB 1029, *Interim Financial Reporting*, aux Urgent Issues Group Consensus Views et aux autres prises de position faisant autorité de l'Australian Accounting Standards Board (collectivement, les « PCGR de l'Australie »).

Le présent rapport financier intermédiaire est non vérifié et il ne comprend pas la totalité des notes généralement incluses dans un rapport financier annuel. En conséquence, il doit être lu en parallèle avec le rapport annuel de l'exercice terminé le 30 juin 2002.

La direction est d'avis que le rapport intermédiaire comprend tous les ajustements réguliers et récurrents, nécessaires pour donner une image fidèle des résultats d'exploitation de la société au 31 mars 2003 et pour les périodes de neuf mois terminées les 31 mars 2003 et 2002. Les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats de l'exercice.

Sauf indication contraire, les conventions comptables ont été appliquées de la même manière qu'au cours de l'exercice précédent et de la période intermédiaire correspondante. Tous les montants sont exprimés en dollars américains.

Minera Alumbrera (MAA) est détenue à 50 % par Mount Isa Pacific Pty Ltd. et à 50 % par Musto Explorations (Bermuda) Limited (Musto). Mount Isa Pacific Pty Ltd. est elle-même détenue par MIM Holdings Limited (MIM) et Musto est détenue à 50 % par Wheaton River Minerals Ltd. et à 50 % par BHP-Billiton plc (à 50 % par Rio Tinto plc et à 50 % par BHP-Billiton plc en 2002). Le 18 mars 2003, Wheaton Rivers Minerals Ltd. a acquis auprès de Rio Tinto plc une participation de 50 % dans Musto. MIM est considérée comme l'entité ultime de contrôle et les résultats de MAA sont consolidés dans les comptes de MIM.

2. Bénéfice des activités ordinaires

	Période de 9 mois terminée en mars 2003 $ US (non vérifié)	**Période de 9 mois terminée en mars 2002 $ US (non vérifié)**
Produits tirés des activités ordinaires		
Produits tirés des activités d'exploitation	**382 407 729**	379 297 381
Produits tirés des activités autres que d'exploitation	**3 850 015**	269 564
	386 257 744	379 566 945
Coût des produits vendus	**191 004 777**	215 952 509
Autres charges d'exploitation	**82 652 230**	97 797 037
Frais d'emprunt	**19 560 599**	34 096 328
Frais généraux et frais d'administration	**76 605**	61 248
Autres charges	**3 703 636**	123 353
	296 997 847	348 030 475
Bénéfice des activités ordinaires avant impôts sur les bénéfices	**89 259 897**	31 536 470

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

2. Bénéfice des activités ordinaires (suite)

Incidence financière de la dévaluation du peso argentin

Devant l'instabilité politique et économique de l'Argentine, le gouvernement a annoncé, le 6 janvier 2002, qu'il abandonnait la parité du peso argentin et du dollar US.

Depuis son établissement, la société a adopté le dollar US comme monnaie fonctionnelle pour dresser ses états financiers. Toutefois, en vertu des lignes directrices locales (résolutions techniques) publiées par la fédération argentine des conseils professionnels des sciences économiques et le conseil professionnel des sciences économiques de la ville de Buenos Aires et des résolutions prises par l'autorité de contrôle des sociétés (I.G.J), la société est tenue d'établir également des états financiers en monnaie locale ainsi que de produire des déclarations fiscales et d'acquitter ses impôts en monnaie locale.

L'abandon en janvier 2002 de la parité du peso et du dollar US et la dévaluation ultérieure du peso (3,025 pesos pour 1 $ US le 31 mars 2002, 3,86 pesos pour 1 $ US le 30 juin 2002 et 2,9725 pesos pour 1 $ US le 31 mars 2003) ont eu les répercussions fiscales ci-après sur Minera Alumbrera :

	Période de 9 mois terminée en mars 2003 $ US (non vérifié)
Charge d'impôts sur les bénéfices	(62 858 729)
Charge fiscale présumée au taux de 30 %	(26 777 969)
Écart entre la charge d'impôts présumée et la charge d'impôts réelle	(36 080 760)
Cet écart est imputable à l'incidence fiscale des éléments ci-dessous, laquelle diminue (augmente) la charge (l'économie) d'impôts :	
Gain de change sur les éléments monétaires en dollars US a)	(33 829 793)
Gain de change sur les éléments monétaires en pesos argentins	477 753
Amortissement b)	(16 294 583)
Perte de change à la réévaluation en monnaie fonctionnelle c)	(8 789 550)
Réévaluation des pertes fiscales argentines reportées prospectivement	22 355 413
	(36 080 760)

a) L'équivalent en pesos de la dette de projet, des emprunts auprès d'actionnaires et d'autres soldes de Minera Alumbrera libellés en dollars US s'est accru considérablement en raison de la dévaluation, donnant lieu à des pertes de change en pesos. Pour l'année d'imposition argentine terminée le 30 juin 2002 et pour la période de neuf mois terminée le 31 mars 2002, les pertes ont donné lieu une économie d'impôts de 119,5 M$ et de 108,8 M$, respectivement. Pour la période de neuf mois terminée le 31 mars 2003, le peso s'est apprécié, passant de 3,86 pesos à 2,9725 pesos pour 1 $ US, ce qui a donné lieu à des gains de change en pesos et a entraîné des impôts à payer de 33,9 M$.

b) La valeur en pesos de l'amortissement fiscal est établie selon le taux de change en vigueur à la date de l'acquisition de l'immobilisation. Presque toutes les immobilisations de la société ont été acquises alors que le peso était à parité avec le dollar US. Par conséquent, la dévaluation a entraîné une diminution importante de la valeur de l'amortissement fiscal futur en dollars US. Selon les normes comptables actuelles, cette perte sera constatée progressivement sur la durée de vie restante de la mine. Pour les périodes de neuf mois terminées les 31 mars 2003 et 2002, la perte s'est établie à 16,2 M$ et à 21,2 M$, respectivement.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

2. Bénéfice des activités ordinaires (suite)

c) Comme il est mentionné précédemment, la société est tenue de produire ses déclarations fiscales en monnaie locale, alors que l'incidence fiscale est constatée en monnaie fonctionnelle. La réévaluation des impôts sur les bénéfices en monnaie fonctionnelle entraîne donc une perte de change. Pour la période de neuf mois terminée le 31 mars 2003, une perte de change de 8,9 M$ a été incluse dans la charge d'impôts sur les bénéfices (gain de change de 15,1 M$ inclus dans l'économie d'impôts sur les bénéfices pour la période de neuf mois terminée le 31 mars 2003).

Au cours de la période de neuf mois terminée les 31 mars 2003, la société a utilisé des pertes fiscales reportées prospectivement de 296,3 M$ (nil en 2002).

Les présentes informations ont été préparées selon les taux de change et la législation fiscale argentine en vigueur le 31 mars 2003. Le montant définitif de toutes les incidences fiscales et des répercussions comptables connexes qui découlent de la dévaluation est fonction des taux de change du peso argentin et du dollar US aux dates des bilans, des modifications futures à la législation et du bénéfice futur.

Ces modifications ne changent pas fondamentalement la valeur comptable des immobilisations corporelles minières. La dévaluation comporte des aspects positifs et des aspects négatifs. Au premier chef, la société tire profit d'une baisse des charges d'exploitation exprimées en dollars US. Le régime de stabilité fiscale de la société, établi en vertu d'ententes avec les gouvernements national et provinciaux, est valide pour la durée de vie de la mine.

L'Argentine continue d'éprouver de graves problèmes économiques. Les activités de Minera Alumbrera pourraient être touchées, dans un avenir prévisible, par cette situation. Toutefois, il est actuellement impossible d'en établir les répercussions, s'il y a lieu.

3. Dividendes versés

Aucun dividende n'a été déclaré ou versé à l'égard des périodes intermédiaires de neuf mois terminées les 31 mars 2003 et 2002.

4. Passifs éventuels

Dans le cours normal de ses activités, Minera Alumbrera Limited (« MAA ») prend des engagements, donne des cautionnements d'exécution et fait l'objet de réclamations qui entraînent des passifs éventuels. Il n'est pas possible d'isoler ou d'établir le montant de ces passifs.

Ces passifs découlent des éléments suivants:

Deux cautionnements au juge responsable des affaires minières du Catamarca et un cautionnement à la Direccion de Mineria. Ces cautionnements sont d'un montant non spécifié. Les cautionnements ont trait à l'octroi à MAA de l'infrastructure minière et de servitudes d'eau au Catamarca et d'une partie de la servitude de pipeline au Tucuman. En vertu des cautionnements, MAA devra compenser les propriétaires des terrains qui sont touchés par l'infrastructure minière et les servitudes d'eau et de pipeline de concentré lorsque ces propriétaires auront été identifiés et que la validité du titre de propriété sera démontrée.

Une garantie bancaire à DGI (administration fiscale argentine) pour un remboursement de TVA (28 février 2002). Ces lettres de crédit, d'un montant de 38 501 169 $ US, ont expiré en avril 2002.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

5. Événements postérieurs à la date du bilan

À la date du présent rapport, aucun événement qui aurait une incidence importante sur les activités de la société, ses résultats d'exploitation ou sa situation au cours des exercices ultérieurs n'est survenu après la date du bilan, à l'exception de ce qui suit.

Le 26 mars 2003, Wheaton River Minerals Ltd. (WRM), société ouverte canadienne détenant une participation de 25 % dans Minera Alumbrera, et BHP-Billiton ont annoncé une entente, sous réserve de la clôture de l'opération et de conditions financières, visant la vente à WRM de la participation de 25 % que détient BHP-Billiton dans Minera Alumbrera.

Ces événements n'ont eu aucune incidence financière sur les états financiers de la société.

6. Informations sectorielles

Secteurs géographiques

Tous les actifs corporels de Minera Alumbrera sont situés à la mine, en Argentine. Les secteurs géographiques sont établis en fonction des emplacements auxquels la société effectue des ventes.

Secteur d'exploitation

Minera Alumbrera exerce ses activités dans un seul secteur d'exploitation, à savoir la production et la vente de concentré d'or et de cuivre.

Convention comptable sectorielle

Les produits, les charges, les actifs et les passifs sectoriels sont composés des produits, charges, actifs et passifs directement rattachés à un secteur et de la juste part des éléments qui peut être raisonnablement attribuée au secteur. Les actifs sectoriels comprennent tous les actifs utilisés par un secteur. Ils sont principalement composés de l'encaisse d'exploitation, des comptes débiteurs, des stocks, des immobilisations et des écarts d'acquisition, déduction faite des provisions connexes. Les impôts sur les bénéfices ne font pas partie des actifs et des passifs sectoriels.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

6. **Informations sectorielles (suite)**
31 mars 2003 – Principales informations – Secteurs géographiques (M$)
(non vérifié)

	Japon	Asie	Europe	Amérique du Sud (sauf Argentine)	Amérique du Nord	Argentine	Montants non sectoriels	Total
Ventes à des tiers	80,4	106,7	175,7	9,5	10,1			382,4
Autres produits						3,9		3,9
Total des produits	80,4	106,7	175,7	9,5	10,1	3,9		386,3
Actifs sectoriels						1 323,2	6,4	1 329,6
Passifs sectoriels						665,5		665,5
Acquisitions d'immobilisations corporelles, d'actifs incorporels et d'autres actifs à long terme						21,0		21,0
Amortissement						92,6		92,6

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

6. ***Informations sectorielles (suite)***
31 mars 2002 – Principales informations – Secteurs géographiques (M$)
(non vérifié)

	Japon	Asie	Europe	Amérique du Sud (sauf Argentine)	Amérique du Nord	Argentine	Montants non sectoriels	Total
Ventes à des tiers	75,4	78,1	198,3	9,4	18,1			379,3
Autres produits						0,3		0,3
Total des produits	75,4	78,1	198,3	9,4	18,1	0,3		379,6
Actifs sectoriels						1 332,8		1 387,1
Passifs sectoriels						783,8	54,3	783,8
Acquisitions d'immobilisations corporelles, d'actifs incorporels et d'autres actifs à long terme						35,3		35,3
Amortissement						101,4		101,4

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis

Minera Alumbrera Limited prépare ses états financiers consolidés selon les principes comptables généralement reconnus de l'Australie (« PCGR de l'Australie »), lesquels diffèrent à certains égards importants de ceux des États-Unis (« PCGR des États-Unis »), dans la mesure où ils s'appliquent à la société. Ces différences et l'incidence des ajustements nécessaires à la présentation du bénéfice net de Minera Alumbrera Limited attribuable aux actionnaires ordinaires, des capitaux propres et des flux de trésorerie, selon les PCGR des États-Unis, au 31 mars 2003 et pour les périodes de neuf mois terminées les 31 mars 2003 et 2002, sont présentées ci-dessous.

i) Bénéfice net attribuable aux actionnaires

	Période de neuf mois terminées les 31 mars	
	2003 $ US (non vérifié)	**2002 $ US (non vérifié)**
Bénéfice net selon les PCGR de l'Australie	**26 401 168**	112 259 704
Frais de démarrage	**6 626 912**	7 657 495
Constatation des produits, incidence sur les produits	**9 837 645**	(24 017 981)
Constatation des produits, incidence sur le coût des produits vendus	**(2 069 094)**	11 775 564
Opérations à livrer, incidence sur les produits	**-**	5 752 227
Opérations à livrer, incidence sur le coût des produits vendus	**-**	(4 250 600)
Attribution des coûts indirects aux stocks	**(885 962)**	(648 938)
Frais d'émission de titres de créance	**3 948 669**	1 612 279
Méthode de l'intérêt réel	**(1 800 717)**	115 677
Capitalisation des intérêts	**1 944 731**	2 253 647
Évaluation à la valeur du marché des instruments dérivés	**(1 588 651)**	(16 356 501)
Changement de méthode d'épuisement	**978 563**	1 120 456
Changement de méthode de comptabilisation des frais de remise en état	**567 609**	
Impôts sur les bénéfices reportés	**(5 267 911)**	4 496 002
Total des ajustements du bénéfice net requis selon les PCGR des États-Unis	**12 291 794**	(10 490 672)
Bénéfice net (perte) selon les PCGR des États-Unis avant l'incidence cumulative du changement de principe comptable	**38 692 962**	101 769 031
Incidence cumulative du changement de méthode de comptabilisation des frais de remise en état, déduction faite des impôts	**4 297 057**	-
Bénéfice net (perte) selon les PCGR des États-Unis	**42 990 019**	101 769 031

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

ii) Capitaux propres

	Période de neuf mois terminée le 31 mars 2003 $ US (non vérifié)	Exercice terminé le 30 juin 2002 $ US
Capitaux propres selon les PCGR de l'Australie	**664 090 540**	637 689 370
Ajustements requis selon les PCGR des États-Unis		
Frais de démarrage	**(73 556 345)**	(80 183 257)
Constatation des produits	**(11 562 586)**	(19 331 138)
Attribution des coûts indirects aux stocks	**(15 098 318)**	(14 212 356)
Frais d'émission de titres de créance	**(5 200 696)**	(9 149 365)
Méthode de l'intérêt réel	**(7 081 215)**	(5 280 497)
Capitalisation des intérêts	**(20 766 738)**	(22 711 469)
Évaluation à la valeur du marché des instruments dérivés	**3 428 656**	8 577 152
Changement de méthode d'épuisement	**(10 764 890)**	(11 743 451)
Changement de méthode de comptabilisation des frais de remise en état	**6 706 263**	-
Impôts sur les bénéfices reportés	**40 168 760**	46 210 315
Actions privilégiées, y compris le cumul des dividendes non versés	**(438 120 000)**	(438 120 000)
Total des ajustements des capitaux propres requis selon les PCGR des États-Unis	**(531 847 110)**	(545 944 066)
Capitaux propres selon les PCGR des États-Unis	**132 243 431**	91 745 304

iii) Variations des capitaux propres établis selon les PCGR des États-Unis

	Période de neuf mois terminée le 31 mars 2003 $ US (non vérifié)	Période de neuf mois terminée le 31 mars 2002 $ US (non vérifié)	Exercice terminé le 30 juin 2002 $ US
Capitaux propres au début de la période	**91 745 304**	(12 746 290)	(12 746 290)
Bénéfice net attribuable aux actionnaires ordinaires	**42 990 019**	101 769 031	109 726 288
Autres éléments du résultat global :			
Variation de l'actif transitoire au cours de la période	**(2 491 892)**	(4 175 412)	(5 234 694)
Résultat global	**40 498 127**	97 593 620	104 491 594
Capitaux propres à la fin de la période	**132 243 431**	84 847 329	91 745 304

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

Frais de démarrage

La société a capitalisé, au titre des immobilisations corporelles minières, les charges d'exploitation engagées avant le début des activités.

Selon les PCGR des États-Unis, il n'est pas permis de capitaliser les charges d'exploitation engagées avant le début des activités ou les frais de démarrage. Les rapprochements comprennent les ajustements effectués afin de contrepasser l'actif constaté selon les PCGR de l'Australie et l'amortissement constaté à chaque période.

Constatation des produits

La société constate les produits tirés des ventes effectuées conformément aux modalités contractuelles. Les produits sont habituellement constatés lorsque les risques et les avantages inhérents à la propriété sont transférés.

Dans le contexte des PCGR des États-Unis, selon le SAB 101, *Revenue Recognition in Financial Statements*, les produits peuvent être constatés seulement lorsque le droit de propriété ainsi que les risques et les avantages inhérents à la propriété ont été transférés. Dans le cas de certaines ventes effectuées par la société, les droits sont transférés seulement lorsque certains documents ont été remis au client et que le paiement a été reçu. En conséquence, les rapprochements comprennent les ajustements nécessaires pour contrepasser a) les produits constatés selon les PCGR de l'Australie en ce qui a trait aux droits qui n'ont pas été transférés à la clôture de la période; b) les comptes clients correspondants; c) la reconstitution des stocks et d) la contre-passation du coût des produits vendus.

De plus, les produits tirés de activités ordinaires comprennent des produits tirés des activités autres que d'exploitation de 3,9 M$ US et de 0,3 M$ US pour les périodes de neuf mois terminées les 31 mars 2003 et 2002, respectivement, qui, aux termes des PCGR des États-Unis, auraient été constatés non pas comme produits, mais comme autres éléments du résultat.

Opérations à livrer

Au cours de l'exercice 2001, la société a constaté des produits au titre de la vente de concentrés conservés en entreposage conformément aux modalités contractuelles. Les contrats prévoient que le titre et les risques et avantages inhérents à la propriété sont transférés au moment de la réception du paiement et à la signature d'un certificat d'entreposage attestant que les concentrés de cuivre sont détenus dans l'entrepôt portuaire à la disposition irrévocable de l'acheteur. Le paiement et la signature ont eu lieu avant la fin de l'exercice. Les concentrés ont été livrés après la fin de l'exercice.

Pour que les produits soient constatés si la livraison physique n'a pas eu lieu, les critères suivants, selon les PCGR des États-Unis, doivent être remplis :

1. Les risques découlant de la propriété doivent avoir été transférés à l'acheteur;
2. Le client doit avoir conclu un engagement ferme d'achat des biens, de préférence par écrit;
3. L'acheteur, et non le vendeur, doit demander que l'opération soit une opération à livrer. L'opération à livrer doit répondre à un but commercial important de l'acheteur;
4. La livraison des biens doit respecter un calendrier établi. La date de livraison doit être raisonnable et conforme au but commercial de l'acheteur (p. ex., les périodes d'entreposage sont monnaie courante dans le secteur);
5. Le vendeur ne doit pas avoir conservé d'obligations d'exécution précises de sorte à empêcher la conclusion du processus de constatation des produits;
6. Les biens commandés doivent avoir été isolés des stocks du vendeur et ne peuvent pas servir à exécuter une autre commande;
7. Le bien doit être complet et prêt à être expédié.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. **Rapprochement avec les PCGR des États-Unis (suite)**

Les opérations ne satisfont pas tous ces critères. Par conséquent, les rapprochements comprennent des ajustements nécessaires pour constater la vente au cours de l'exercice 2002.

Attribution des coûts indirects aux stocks

La société utilise la méthode du coût complet, dont l'attribution des coûts indirects variables et fixes, pour évaluer les stocks.

Selon les PCGR des États-Unis, le coût des stocks se définit sommairement comme le coût d'acquisition et de production, à savoir la somme des charges engagées de manière directe ou indirecte en vue d'amener un article à son état actuel ou à son emplacement actuel.

Les rapprochements comprennent les ajustements effectués afin de contrepasser certains coûts indirects inscrits dans les stocks à long terme qui ne répondent pas à cette définition.

Frais d'émission de titres de créance

La société capitalise, au titre des frais d'émission de titres de créance, les primes d'assurance risque politique sur les emprunts ainsi que certains frais juridiques engagés pour modifier l'entente de garantie d'emprunts.

Les PCGR des États-Unis interdisent la capitalisation de ces frais.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser les montants capitalisés et l'amortissement connexe.

Méthode de l'intérêt réel

La société amortit les frais d'émission de titres de créance selon la méthode linéaire sur la durée des emprunts connexes.

Selon les PCGR des États-Unis, les frais d'émission de titres de créance sont amortis sur la durée de la dette selon la méthode de l'intérêt réel.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser les éléments constatés en vertu des PCGR de l'Australie et pour inscrire l'amortissement selon la méthode de l'intérêt réel.

Capitalisation des intérêts

La société a capitalisé les intérêts débiteurs au titre des immobilisations corporelles minières jusqu'au moment où l'usine a atteint une capacité de 80 % (en février 1998), soit la date réputée du début des activités.

Selon les PCGR des États-Unis, les intérêts débiteurs peuvent être capitalisés jusqu'à la date à laquelle les immobilisations admissibles sont prêtes à l'utilisation prévue. La mise en service du projet et le traitement du minerai de la mine ont commencé en août 1997.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser les intérêts débiteurs capitalisés entre août 1997 et février 1998 et l'épuisement connexe.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

Évaluation à la valeur du marché des instruments dérivés

La société conclut des contrats de vente à terme d'or libellés en dollars américains à taux variables afin de couvrir les risques liés aux fluctuations des prix des marchandises. Selon les PCGR de l'Australie, les gains et les pertes sur les contrats d'instruments dérivés efficaces à titre de couverture des achats et des ventes prévus sont reportés et constatés en même temps que l'achat ou la vente.

De plus, la société conclut des swaps de taux d'intérêt afin de pallier aux fluctuations des taux d'intérêt et de réduire la volatilité de son bénéfice et de ses flux de trésorerie nets découlant des variations des taux d'intérêt. La durée des swaps de taux d'intérêt est fixée de sorte qu'elle corresponde à l'échéance de la dette sous-jacente. Selon les PCGR de l'Australie, la société constate l'incidence nette des montants à recevoir et à payer en vertu des swaps de taux d'intérêt dans les intérêts débiteurs.

Jusqu'au 30 juin 2000, le traitement comptable mentionné précédemment était conforme aux PCGR des États-Unis. En date du 1er juillet 2000, aux fins des PCGR des États-Unis, la société a adopté le SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, tel qu'il a été modifié. Selon le SFAS 133, les instruments dérivés doivent être constatés au bilan, comme actif ou passif, à leur juste valeur. Les gains et les pertes sur les instruments dérivés qui sont admissibles et efficaces à titre de couverture de flux de trésorerie sont comptabilisés dans les capitaux propres en tant qu'autres éléments du résultat global et ils sont constatés dans les résultats lorsque l'opération couverte se réalise. Les gains ou les pertes sur les instruments dérivés non admissibles sont immédiatement portés aux résultats. Les gains ou les pertes liés aux couvertures de juste valeur et aux éléments sous-jacents couverts sont aussi portés aux résultats.

La société ne respectait pas les critères de documentation, de désignation et d'efficacité requis en vertu du SFAS 133. Par conséquent, les instruments dérivés servant à couvrir les opérations prévues et les swaps de taux d'intérêt sont évalués à la valeur du marché et les gains ou pertes sont portés aux résultats.

Conformément aux dispositions transitoires du SFAS 133, la société a inscrit, au 1er juillet 2000, un gain cumulatif après impôts de 31,6 M$ dans les autres éléments du résultat global. Les variations ultérieures de la juste valeur des contrats d'instruments dérivés sont portées aux résultats. L'ajustement de transition est reclassé des capitaux propres aux résultats au fur et à mesure que les opérations désignées d'achat et de vente ainsi que les versements d'intérêts auxquels se rapportent les contrats d'instruments dérivés se réalisent.

Remise en état

La société constate une provision pour les frais de remise en état, de restauration et de fermeture d'immobilisations corporelles minières. La provision est constituée selon la méthode de l'amortissement proportionnel au rendement sur la durée de la mine.

Jusqu'au 30 juin 2002, la méthode de comptabilisation des frais de remise en état, de restauration et de fermeture qu'utilisait la société était conforme aux PCGR des États-Unis. En date du 1er juillet 2002, la société a adopté les dispositions du SFAS 143, *Accounting for Asset Retirement Obligations*, aux fins des PCGR des États-Unis. Le SFAS 143 exige que les obligations liées à la sortie d'actifs à long terme soient inscrites à titre de passifs lorsqu'elles sont engagées et que le montant du passif soit initialement mesuré à la juste valeur. À défaut de cours du marché, la valeur actualisée des flux de trésorerie futurs prévus doit être utilisée. Au moment de la constatation initiale du passif au titre d'une obligation liée à la sortie d'un actif, une augmentation correspondante de la valeur comptable de l'actif est constatée. L'adoption du SFAS 143 est constatée comme un ajustement au titre des effets cumulatifs.

Les rapprochements comprennent les ajustements nécessaires pour tenir compte de l'adoption du SFAS 143 en date du 1er juillet 2002 et du traitement comptable ultérieur en vertu de cette norme.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

Changement de méthode d'épuisement
Au cours de l'exercice 2000, la société a changé sa méthode d'épuisement des immobilisations corporelles minières, passant de la méthode linéaire à la méthode de l'amortissement proportionnel au rendement. Conformément aux PCGR de l'Australie, ce changement a été comptabilisé prospectivement.

Selon les PCGR des États-Unis, un changement de la méthode d'épuisement des biens existants est comptabilisé à titre de changement de principe comptable. L'effet cumulatif de ce changement de principe comptable est porté aux résultats dès le début de l'exercice. L'effet cumulatif correspond à l'écart entre l'épuisement des actifs calculé selon la méthode linéaire et l'épuisement calculé selon la méthode de l'amortissement proportionnel au rendement, comme si cette dernière méthode avait été utilisée depuis le début de l'exercice.

Les rapprochements comprennent les ajustements nécessaires pour tenir compte de l'effet cumulatif du changement de méthode d'épuisement et de l'incidence du changement sur l'épuisement constaté par la suite selon les PCGR de l'Australie.

Impôts

Mise à part l'incidence des actifs et des passifs d'impôts découlant des écarts temporaires provenant des différences entre les PCGR de l'Australie et les PCGR des États-Unis, le traitement comptable des impôts sur les bénéfices selon les PCGR de l'Australie et selon les PCGR des États-Unis, dans la mesure où ceux-ci s'appliquent à la société, ne comporte pas de différence importante.

Actions privilégiées

La société a émis à ses deux actionnaires ordinaires des actions privilégiées rachetables au gré de la société. La société peut racheter les actions privilégiées par vote unanime des administrateurs. Tous les administrateurs sont nommés par les actionnaires ordinaires de la société.

Selon les PCGR de l'Australie, les actions privilégiées ont été classées à titre de composante des capitaux propres puisque l'émetteur n'est pas tenu présentement de transférer des actifs au porteur d'actions privilégiées.

Dans le contexte des PCGR des États-Unis, l'EITF Topic D-98 prévoit que si les porteurs d'actions privilégiées contrôlent le vote des administrateurs au moyen d'une représentation directe ou d'autres droits, les actions privilégiées sont rachetables au gré du porteur et leur classement en dehors des capitaux propres est requis. En ce qui a trait à la société, les porteurs d'actions privilégiées exercent un contrôle sur les administrateurs au moyen des actions ordinaires qu'ils détiennent. Les PCGR des États-Unis exigent que les actions privilégiées soient inscrites à leur juste valeur au moment de l'émission et portées à leur valeur de rachat lorsqu'un rachat est probable. La majoration est comptabilisée dans l'état des résultats afin d'établir le bénéfice net attribuable aux actionnaires ordinaires. Les dividendes sur les actions privilégiées rachetables, qu'ils soient déclarés ou non, sont constatés d'une manière semblable.

Les rapprochements comprennent les ajustements nécessaires au retrait des actions privilégiées des capitaux propres, à la constatation du passif lié aux dividendes non versés et à la constatation des dividendes dans la détermination du bénéfice net attribuable aux actionnaires ordinaires.

État des flux de trésorerie

Selon les PCGR de l'Australie et les PCGR des États-Unis, un état des flux de trésorerie, qui donne des informations sur les flux de trésorerie liés aux activités d'exploitation, d'investissement et de financement, doit être présenté. Selon les PCGR des États-Unis, il n'est pas possible d'utiliser les soldes conservés dans le compte de réserve pour créances prioritaires. En conséquence, aux fins des PCGR des États-Unis, ces montants sont classés à titre d'activités d'investissement et ne sont pas traités comme une partie de l'encaisse.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

État des flux de trésorerie (suite)

Le tableau ci-dessous présente l'encaisse et des données tirées de l'état des flux de trésorerie, établies selon les PCGR des États-Unis, aux 31 mars 2003 et 2002 et pour les périodes de neuf mois terminées à ces dates.

Flux de trésorerie selon les PCGR des États-Unis	Périodes de neuf mois terminées les 31 mars	
	2003 $ US (non vérifié)	2002 $ US (non vérifié)
Flux de trésorerie liés aux activités d'exploitation	**158 222 788**	115 182 122
Flux de trésorerie liés aux activités d'investissement	**5 739 374**	(32 184 926)
Flux de trésorerie liés aux activités de financement	**(95 644 317)**	(35 310 325)
Augmentation (diminution) nette de l'encaisse	**68 317 845**	47 686 871
Encaisse au début de la période	**47 369 579**	17 042 140
Encaisse à la fin de la période	**115 687 424**	64 729 011
Encaisse selon les PCGR de l'Australie	**139 087 424**	80 639 059
Ajustements requis selon les PCGR des États-Unis		
Compte de réserve pour créances prioritaires	**(23 400 000)**	(15 910 048)
Encaisse selon les PCGR des États-Unis	**115 687 424**	64 729 011

Rapprochement avec les PCGR du Canada

Les principes comptables généralement reconnus des États-Unis diffèrent des principes comptables généralement reconnus du Canada (« PCGR du Canada ») qui s'appliquent à la société. Les principales différences ont trait à la comptabilisation des frais de démarrage, de la capitalisation des intérêts, de la comptabilisation des instruments dérivés, de l'effet cumulatif du changement de méthode d'épuisement, des actions privilégiées et des frais de remise en état. La comptabilisation de ces éléments selon les PCGR des États-Unis a été présentée plus haut. Les PCGR du Canada sont similaires aux PCGR de l'Australie en ce qui a trait à la comptabilisation des frais de démarrage, de la capitalisation des intérêts, de la comptabilisation des instruments dérivés, de l'effet cumulatif du changement de méthode d'épuisement, des actions privilégiées et des frais de remise en état. Selon les PCGR du Canada, ces éléments sont comptabilisés comme suit :

- les frais de démarrage sont capitalisés et amortis sur la durée de l'avantage;
- la capitalisation des intérêts cesse lorsque les biens sont prêts à être utilisés;
- les gains et les pertes de couverture sur les instruments dérivés désignés et efficaces à titre de couverture sont reportés et constatés lorsque l'opération prévue a lieu;
- le changement de méthode d'amortissement ou d'épuisement est comptabilisé à titre de modification d'estimations;
- les frais de remise en état sont constatés prospectivement selon la méthode de l'amortissement proportionnel au rendement;
- les actions privilégiées sont classées dans les capitaux propres.

Dans le cadre du rapprochement des PCGR des États-Unis et des PCGR du Canada, les ajustements apportés à ces éléments sont contrepassés, y compris l'incidence fiscale connexe. Les capitaux propres calculés selon les PCGR du Canada s'établissaient à 636 830 568 $ au 31 mars 2003 et à 582 207 502 $ au 31 mars 2002. Le bénéfice net attribuable aux actionnaires ordinaires pour les périodes de neuf mois terminées les 31 mars 2003 et 2002, calculé selon les PCGR du Canada, s'est établi à 32 722 548 $ et à 117 943 206 $, respectivement.

MINERA ALUMBRERA LIMITED
DÉCLARATION DES ADMINISTRATEURS

Les administrateurs déclarent que les états financiers intermédiaires et les notes afférentes présentés aux pages H-2 à H-18 :

a) sont conformes aux normes comptables et aux autres exigences professionnelles obligatoires de présentation de l'Australie (les « principes comptables généralement reconnus de l'Australie »); et

b) donnent une image fidèle de la situation financière de la société aux 31 mars 2003 et de sa performance, telle qu'elle est représentée par les résultats de son exploitation et ses flux de trésorerie, pour chacune des périodes de neuf mois terminées les 31 mars 2003 et 2002.

De l'avis des administrateurs :

a) il existe des motifs raisonnables de croire que la société sera en mesure de rembourser ses dettes à l'échéance.

La présente déclaration est faite conformément à une résolution des administrateurs.

(signé) Larry Stoehr	(signé) Ian Telfer
Larry Stoehr - BHP-Billiton, administrateur	Ian Telfer, BHP-Billiton, administrateur

Le • mai 2003

États financiers consolidés pro forma non vérifiés de

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

États financiers consolidés pro forma de Northern Orion Resources Inc.

(auparavant Northern Orion Explorations Ltd.)

Le bilan consolidé pro forma de Northern Orion Resources Inc. au 31 mars 2003 et les états consolidés pro forma des résultats pour le trimestre terminé le 31 mars 2003 et l'exercice terminé le 31 décembre 2002 qui suivent illustrent sur une base pro forma l'incidence de certaines opérations décrites plus en détail dans les présents états financiers et reflètent les hypothèses importantes décrites dans les notes complémentaires.

Rapport sur la compilation

Nous avons procédé à un examen portant uniquement sur la compilation du bilan consolidé pro forma de Northern Orion Resources Inc. au 31 mars 2003 ci-joint, ainsi que des états consolidés pro forma des résultats pour le trimestre terminé le 31 mars 2003 et l'exercice terminé le 31 décembre 2002, qui ont été préparés pour inclusion dans le prospectus daté du 2 juillet 2003. À notre avis, le bilan consolidé pro forma et les états consolidés pro forma des résultats ont été compilés correctement pour refléter les opérations proposées et les hypothèses décrites dans les notes complémentaires.

Comptables agréés
Vancouver (Colombie-Britannique)
Le 2 juillet 2003

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Bilan consolidé pro forma

Au 31 mars 2003
(non vérifié)
(montants exprimés en milliers de dollars)

	Northern Orion Resources Inc.	Note 5	Ajustements pro forma	Données pro forma – Northern Orion Resouces Inc.
ACTIF				
Espèces et quasi-espèces	4 103 $	a)	105 355 $	8 818 $
		a)	(7 800)	
		b)	(81 600)	
		b)	(6 140)	
		c)	(1 360)	
		d)	(4 896)	
		e)	4 080	
		e)	(204)	
		e)	(2 720)	
Titres négociables	93		-	93
Sommes à recevoir d'apparentés	16		-	16
Débiteurs	303		-	303
Charges payées d'avance	70		-	70
	4 585		4 715	9 300
IMMOBILISATIONS CORPORELLES	2 186		-	2 186
PROPRIÉTÉS MINIÈRES	81 124	d)	16 255	97 806
		e)	223	
		e)	204	
INVESTISSEMENT DANS MINERA ALUMBRERA LTD.	-	b)	128 540	129 900
		c)	1 360	
	87 895 $		151 297 $	239 192 $
PASSIF				
À COURT TERME				
Créditeurs et charges à payer	670 $		- $	670 $
Sommes à payer à des apparentés	55		-	55
	725		-	725
SOMME À PAYER À RIO ALGOM LIMITED	-	b)	40 800	40 800
SOMME À PAYER À BHP BILLITON	-	d)	11 359	11 359
TITRES D'EMPRUNT CONVERTIBLES	-	e)	3 032	312
		e)	(2 720)	
PROVISION POUR REMISE EN ÉTAT	40		-	40
IMPÔTS FUTURS	24 485		-	24 485
	25 250		52 471	77 721
CAPITAUX PROPRES				
Capital-actions	162 417	a)	105 355	259 972
		a)	(7 800)	
Bons de souscription	-	e)	223	223
Composante capitaux propres des titres d'emprunt convertibles	-	e)	1 048	1 048
Surplus d'apport	885		-	885
Déficit	(100 657)		-	(100 657)
	62 645		98 826	161 471
	87 895 $		151 297 $	239 192 $

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

État consolidé pro forma des résultats

Trimestre terminé le 31 mars 2003
(non vérifié)
(montants exprimés en milliers de dollars)

	Northern Orion Resources Inc.	Note 5	Ajustements pro forma	Données pro forma – Northern Orion Resources Inc.
CHARGES				
Frais généraux et administratifs	230 $		- $	230 $
Amortissement et épuisement	1		-	1
Frais de gestion	-		-	-
Gain de change	(20)		-	(20)
Intérêts sur la somme à payer à Rio Algom Limited	-	b)	387	387
Honoraires et frais de consultation	985		-	985
Autres charges (produits)	(35)		-	(35)
Indemnités de départ et frais de restructuration	10		-	10
PERTE AVANT L'ÉLÉMENT SOUS-MENTIONNÉ	(1 171)		(387)	(1 558)
QUOTE-PART DU BÉNÉFICE DE MINERA ALUMBRERA LTD.	-	b)	2 935	2 935
PERTE NETTE DE LA PÉRIODE	(1 171) $		2 548 $	1 377 $
PERTE PAR ACTION				
De base et diluée	(0,01) $			0,01 $
NOMBRE MOYEN PONDÉRÉ D'ACTIONS EN CIRCULATION	189 045 366	a)	810 423 101	99 946 847
		f)	(899 521 620)	

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

État consolidé pro forma des résultats

Exercice terminé le 31 décembre 2002
(non vérifié)
(montants exprimés en milliers de dollars)

	Northern Orion Resouces Inc.	Note 5	Ajustements pro forma	Données pro forma – Northern Orion Resouces Inc.
CHARGES				
Frais généraux et administratifs	552 $		- $	552 $
Amortissement et épuisement	5		-	5
Intérêts et financement	-		-	-
Frais de gestion	-		-	-
Gain de change	(1)		-	(1)
Intérêts sur la somme à payer à Rio Algom Limited	-	b)	1 546	1 546
Honoraires et frais de consultation	907		-	907
Autres charges (produits)	(21)		-	(21)
Indemnités de départ et frais de restructuration	550		-	550
PERTE AVANT L'ÉLÉMENT SOUS-MENTIONNÉ	(1 992)		(1 546)	(3 538)
QUOTE-PART DU BÉNÉFICE DE MINERA ALUMBRERA LTD.	-	b)	22 447	22 447
PERTE NETTE (BÉNÉFICE NET) DE L'EXERCICE	(1 992) $		20 901 $	18 909 $
(PERTE) BÉNÉFICE PAR ACTION De base et dilué(e)	(0,01) $			0,20 $
NOMBRE MOYEN PONDÉRÉ D'ACTIONS EN CIRCULATION	150 263 106	a) f)	810 423 101 (864 617 586)	96 068 621

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Au 31 mars 2003 et au 31 décembre 2002
(non vérifié)

1. MODE DE PRÉSENTATION

Les états financiers consolidés pro forma non vérifiés de Northern Orion Resources Inc. (« Northern Orion ») au 31 mars 2003, pour le trimestre terminé le 31 mars 2003 et pour l'exercice terminé le 31 décembre 2002 ont été préparés par la direction à la suite de l'acquisition par Northern Orion d'une participation de 12,5 % dans Minera Alumbrera Limited (« MAA »), de l'acquisition d'une participation additionnelle de 72 % dans le projet Agua Rica (« Agua Rica ») et d'autres opérations connexes. Ces états financiers ont été compilés à partir des états suivants, qui y sont inclus :

a) Un bilan pro forma combinant le bilan non vérifié de Northern Orion au 31 mars 2003 avec une participation de 12,5 % dans MAA et la participation restante de 72 % dans Agua Rica, ces participations étant fondées sur le coût d'acquisition.

b) Un état pro forma des résultats combinant l'état des résultats non vérifié de Northern Orion pour le trimestre terminé le 31 mars 2003 et la quote-part du bénéfice de MAA qui revient à la Société pour le trimestre terminé le 31 mars 2003 fondée sur la valeur de consolidation des résultats non vérifiés (Annexe 1a).

c) Un état pro forma des résultats combinant l'état des résultats vérifié de Northern Orion pour l'exercice terminé le 31 décembre 2002 et la quote-part du bénéfice de MAA qui revient à la Société pour l'exercice terminé le 31 décembre 2002 fondée sur la valeur de consolidation des résultats non vérifiés (Annexe 1b).

Le bilan pro forma au 31 mars 2003 a été préparé suivant l'hypothèse que les opérations décrites à la note 3 avaient eu lieu le 31 mars 2003. Les états pro forma des résultats pour l'exercice terminé le 31 décembre 2002 et pour le trimestre terminé le 31 mars 2003 ont été préparés en supposant que les opérations décrites à la note 3 avaient eu lieu le premier jour des périodes comptables respectives.

La direction est d'avis que les présents états financiers consolidés pro forma comprennent tous les ajustements nécessaires à la présentation fidèle des opérations décrites à la note 3 conformément aux principes comptables généralement reconnus du Canada dans le cadre d'une application conforme aux conventions comptables de Northern Orion. Les états financiers consolidés pro forma ne visent pas à refléter les résultats ni la situation financière de Northern Orion qui auraient été obtenus si les opérations proposées avaient été effectuées aux dates indiquées. En outre, l'information financière pro forma n'est pas forcément représentative des résultats futurs.

Les états financiers pro forma non vérifiés doivent être lus en parallèle avec les états financiers historiques et les notes complémentaires de Northern Orion et de MAA décrits ci-dessus et aux Annexes 1 a) et b).

2. RÉSUMÉ DES PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers pro forma non vérifiés ont été compilés conformément aux principales conventions comptables telles qu'elles sont présentées dans les états financiers vérifiés de Northern Orion pour l'exercice terminé le 31 décembre 2002, qui sont compris ailleurs dans ce prospectus. Les principales conventions comptables de MAA ajustées conformément aux principes comptables généralement reconnus du Canada (« PCGR du Canada ») (Annexe 1c) correspondent, à tous les égards importants, aux conventions de Northern Orion.

3. ACQUISITIONS

a) Acquisition de Minera Alumbrera Limited

Le 29 mars 2003, la Société a conclu une entente avec Wheaton River Minerals Ltd. (« Wheaton ») en vertu de laquelle la Société participera à l'acquisition, pour 180 M$ US (244,8 M$ CA), d'une participation de 25 % dans MAA de Rio Algom Limited (« Rio Algom »), une filiale en propriété exclusive de BHP Billiton (« BHP »). Rio Algom a accepté de reporter le paiement d'un montant maximal de 55 M$ US (74,8 M$ CA) du prix d'acquisition jusqu'au 30 mai 2005. La première tranche reportée de 25 M$ US portera intérêt au TIOL majoré de 2 %. La tranche reportée suivante de 5 M$ US portera intérêt au TIOL majoré de 5 %. À la clôture, la Société et Wheaton auront fait l'acquisition d'une participation nette indirecte de 12,5 % chacune dans MAA auprès de Rio Algom. L'acquisition a été conclue le 24 juin 2003.

Aux termes de l'entente, la Société a remboursé à Wheaton 1 M$ US (1,36 M$ CA) au titre des frais que Wheaton a engagés relativement au contrôle diligent lors de l'acquisition de sa participation initiale de 25 % dans MAA.

L'acquisition de MAA est comptabilisée à la valeur de consolidation; en vertu de cette méthode de comptabilisation, l'investissement sera comptabilisé initialement au coût et la valeur comptable sera rajustée par la suite afin d'inclure la quote-part des résultats revenant à la Société. Le prix d'acquisition de la participation de 12,5 % de la Société est de 90 M$ US (122,4 M$ CA). La quote-part du bénéfice est fondée sur les états des résultats non vérifiés de MAA pour le trimestre terminé le 31 mars 2003 et pour l'exercice terminé le 31 décembre 2002, après retraitement des principes comptables généralement reconnus de l'Australie (« PCGR de l'Australie ») pour refléter les PCGR du Canada (se reporter aux Annexes 1a) et 1b) respectivement). L'excédent de la valeur comptable sur le prix d'acquisition de l'actif net de 47,8 M$ sera affecté aux propriétés minières.

3. ACQUISITIONS (suite)

b) Acquisition de Agua Rica

Le 23 avril 2003, la Société a conclu une entente avec BHP afin d'acquérir de cette dernière une participation approximative de 72 % dans le projet Agua Rica pour une contrepartie de 12,6 M$ US (17,1 M$ CA). BHP a accepté de reporter une tranche de 9 M$ US (12,2 M$ CA) de cette somme (le « paiement différé »), sans intérêt, jusqu'au 30 juin 2005. Les intérêts théoriques du paiement différé évalués à 0,84 M$ CA seront amortis par dotation au coût de la propriété minière et à la somme à payer à BHP selon une répartition égale sur la durée de la dette. Le solde de 3,6 M$ US (4,9 M$ CA) était payable à la clôture, soit le 8 mai 2003. À la suite de cette acquisition, la Société détiendra le projet Agua Rica en totalité.

Relativement à cette acquisition, la Société a conclu une convention de crédit datée du 22 avril 2003 avec Endeavour Mining Capital Corp. (« Endeavour ») en vertu de laquelle Endeavour a accepté de consentir un prêt convertible de 3 M$ US (4,1 M$ CA) (le « prêt ») pour financer une tranche du paiement initial devant être versé à BHP. Le prêt est d'une durée de six mois et porte intérêt au taux annuel de 10 %. En vertu de cette convention, la Société a émis 3 000 000 de bons de souscription à Endeavour pouvant être exercés au prix de 0,15 $ et permettant l'acquisition d'une action ordinaire sur une période de deux ans à compter de la date d'émission; la juste valeur des bons de souscription s'établit à 223 000 $ CA et a été incluse dans le coût d'acquisition de la propriété. Le prêt peut être converti au gré de Endeavour avant le 8 novembre 2003 en actions ordinaires de la Société à un prix de conversion de 0,20 $ ou, si le montant non réglé n'est pas remboursé à cette date, au prix de 0,175 $ jusqu'au 8 mai 2004. Endeavour a reçu, au titre de la commission d'engagement et des prélèvements, un montant de 150 000 $ US (204 000 $ CA) pour la conclusion de ces arrangements.

4. HYPOTHÈSES PRO FORMA

Les états financiers consolidés pro forma tiennent compte des hypothèses pro forma suivantes :

a) Réalisation de l'acquisition de la participation de 12,5 % de Rio Algom dans MAA.

b) Réalisation du placement privé visant la vente de 810 423 101 bons de souscription spéciaux de Northern Orion pour un produit brut de 105,4 M$. Chaque bon de souscription spécial, au prix de 0,13 $, comprend une action ordinaire et la moitié d'un bon de souscription, un bon de souscription entier permettant à son porteur d'acheter une action additionnelle de la Société au prix de 0,20 $ l'action jusqu'au 29 mai 2008.

c) Réalisation de l'acquisition de la participation de 72 % de BHP dans Agua Rica.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Au 31 mars 2003 et au 31 décembre 2002
(non vérifié)

4. HYPOTHÈSES PRO FORMA (suite)

d) Les ajustements pro forma décrits à la note 5 ci-dessous reflètent toutes les opérations importantes de Northern Orion réalisées après le 31 mars 2003.

5. AJUSTEMENTS APPORTÉS AUX ÉTATS FINANCIERS PRO FORMA

Les ajustements apportés aux bilans pro forma au 31 mars 2003 et aux états consolidés pro forma des résultats pour l'exercice terminé le 31 décembre 2002 et le trimestre terminé le 31 mars 2003 sont les suivants :

a) Comptabilisation de l'émission de 810 403 101 actions ordinaires et de 405 210 155 bons de souscription d'actions ordinaires découlant du financement par bons de souscription spéciaux pour un produit brut de 105,4 M$. Comptabilisation des frais d'émission d'actions estimés à 7,8 M$.

b) Comptabilisation de l'acquisition d'une participation de 12,5 % dans MAA pour 90 M$ US (122,4 M$ CA) et des frais d'acquisition de 4,5 M$ US (6,4 M$ CA) (une tranche de 60 M$ US (81,6 M$ CA) a été versée en espèces et une tranche de 30 M$ US (40,8 M$ CA) demeure à payer à Rio Algom). Les états consolidés pro forma des résultats comprennent la quote-part de la Société du bénéfice de MAA et les intérêts sur la somme à payer à Rio Algom.

c) Comptabilisation du paiement de 1 M$ US (1,36 M$ CA) à Wheaton.

d) Comptabilisation de l'acquisition de la participation de 72 % dans le projet Agua Rica pour 12,6 M$ US (17,1 M$ CA), dont une tranche de 3,6 M$ US (4,9 M$ CA) a été versée en espèces et une tranche de 9 M$ US (12,2 M$ CA) demeure à payer à BHP.

e) Comptabilisation du prêt convertible consenti par Endeavour ainsi que des intérêts et des frais d'accroissement connexes. Comptabilisation du remboursement de 2,0 M$ US (2,72 M$ CA) sur ce prêt.

f) Comptabilisation de l'incidence du regroupement d'actions sur une base de dix (10) contre une (1).

6. CONVERSION DE DEVISES

Tous les états, y compris les états financiers de MAA, ont été convertis en dollars canadiens ($ CA) au taux de change 1 $ US = 1,36 $ CA, soit le taux de clôture en vigueur le 18 juin 2003.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Annexe 1a)

États financiers consolidés pro forma

État des résultats de Minera Alumbrera Limited

Trimestre terminé le 31 mars 2003

(montants exprimés en milliers de dollars)

	PCGR de l'Australie					PCGR du Canada	
	Neuf mois terminés le 31 mars 2003	Semestre terminé le 31 décembre 2002	Trimestre terminé le 31 mars 2003		Ajustements liés aux PCGR	Trimestre terminé le 31 mars 2003	
	($ US)	($ US)	($ US)	($ CA)	(Annexe 1c)	100 %	12,5 %
VENTES	382 408 $	255 067 $	127 341 $	173 184 $	(5 086) $	168 098 $	21 012 $
COÛTS DES VENTES	273 657	188 958	84 699	115 191	(11 795)	103 396	12 924
BÉNÉFICE TIRÉ DES ACTIVITÉS MINIÈRES	108 751	66 109	42 642	57 993	6 709	64 702	8 088
CHARGES ET AUTRES PRODUITS							
Frais généraux et administratifs	77	64	13	18	498	516	64
Intérêts et financement	19 561	15 258	4 303	5 852	(2 135)	3 717	465
Autres (produits) charges	(146)	1 172	(1 318)	(1 792)	-	(1 792)	(224)
	19 492	16 494	2 998	4 078	(1 637)	2 441	305
BÉNÉFICE (PERTE) AVANT CE QUI SUIT	89 259	49 615	39 644	53 915	8 346	62 261	7 783
CHARGE (ÉCONOMIE) D'IMPÔTS	62 859	36 184	26 675	36 278	2 504	38 782	4 848
BÉNÉFICE NET	26 400 $	13 431 $	12 969 $	17 637 $	5 842 $	23 479 $	2 935 $

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Annexe 1b)

États financiers consolidés pro forma
État des résultats de Minera Alumbrera Limited

Exercice terminé le 31 décembre 2002
(montants exprimés en milliers de dollars)

	PCGR de l'Australie						PCGR du Canada	
	Semestre terminé le 31 décembre 2002	Période de douze mois terminée le 30 juin 2002	Semestre terminé le 31 décembre 2001	Exercice terminé le 31 décembre 2002		Ajustements liés aux PCGR	Exercice terminé le 31 décembre 2002	
	($ US)	($ US)	($ US)	($ US)	($ CA)	(Annexe 1c)	100 %	12,5 %
VENTES	255 067 $	518 202 $	231 752 $	541 517 $	736 463 $	(32 041) $	704 422 $	88 053 $
COÛTS DES VENTES	188 958	422 711	204 019	407 650	554 404	(15 560)	538 844	67 355
BÉNÉFICE TIRÉ DES ACTIVITÉS MINIÈRES	66 109	95 491	27 733	133 867	182 059	(16 481)	165 578	20 698
CHARGES ET AUTRES PRODUITS								
Frais généraux et administratifs	64	35	50	49	67	1 953	2 020	252
Intérêts et financement	15 258	41 614	25 513	31 359	42 648	342	42 990	5 374
Autres (produits) charges	1 172	(404)	60	708	963	-	963	120
	16 494	41 245	25 623	32 116	43 678	2 295	45 973	5 746
BÉNÉFICE (PERTE) AVANT CE QUI SUIT	49 615	54 246	2 110	101 751	138 381	(18 776)	119 605	14 952
CHARGE (ÉCONOMIE) D'IMPÔTS	36 184	(94 693)	1 041	(59 550)	(80 988)	8 656	(72 332)	(9 041)
BÉNÉFICE NET	13 431 $	148 939 $	1 069 $	161 301 $	219 369 $	(27 432) $	191 937 $	23 993 $

NORTHERN ORION RESOURCES INC.

Annexe 1c)
Page 1 de 3

(auparavant Northern Orion Explorations Ltd.)

États financiers de MAA
Différences au titre des PCGR

Au 31 mars 2003 et au 31 décembre 2002
(non vérifié)

CONSTATATION DES PRODUITS

La Société constate les produits tirés des ventes en fonction des clauses contractuelles, en général lors du transbordement des produits qui correspond aussi au transfert des risques et avantages liés à la propriété.

En vertu des PCGR des États-Unis, aux termes du SAB 101 intitulé « *Revenue Recognition in Financial Statements* », et conformément aux PCGR du Canada, les produits ne peuvent être constatés tant que le titre juridique et les risques et avantages liés à la propriété n'ont pas été transférés. Dans le cas de certaines ventes de la Société, le titre n'est pas transféré tant que certains documents n'ont pas été remis au client et que le paiement n'a pas été reçu. Par conséquent, les rapprochements comprennent des ajustements de contre-passation au titre a) des produits constatés conformément aux PCGR de l'Australie pour lesquels le titre n'a pas été transféré à la fin de la période; b) des débiteurs commerciaux correspondants; c) de la réintégration des stocks; et d) des coûts des ventes.

OPÉRATIONS AU TITRE DE VENTES À LIVRER

Au cours de l'exercice 2001, la Société a constaté des produits tirés de la vente de concentré stocké conformément aux clauses contractuelles. Les contrats prévoient le transfert du titre et des risques et avantages liés à la propriété à la réception du paiement et à la signature d'un certificat d'entrepôt qui atteste que le concentré de cuivre était stocké dans l'entrepôt du port et que l'acheteur pouvait en disposer de façon non révocable; ces deux conditions on été remplies avant la fin de l'exercice. La livraison du concentré a été effectuée après la fin de l'exercice.

Pour que les produits puissent être constatés lorsque la livraison n'a pas eu lieu conformément aux PCGR des États-Unis, les critères suivants s'appliquent :

1. Les risques liés à la propriété doivent avoir été transférés à l'acheteur;
2. Le client doit avoir conclu un engagement fixe visant l'achat des biens, de préférence par écrit;
3. L'acheteur, et non le vendeur, doit demander que l'opération soit effectuée au titre de vente à livrer. L'acheteur doit avoir un motif commercial important justifiant l'achat des biens au titre de vente à livrer;
4. Un calendrier fixe de livraison des biens doit être établi. La date de livraison doit être raisonnable et en accord avec le motif commercial de l'acheteur (p. ex., les périodes de stockage sont d'usage dans l'industrie);
5. Le vendeur ne doit pas avoir obligations d'exécution particulières qui empêchent l'achèvement du processus de génération de produits;

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

États financiers de MAA
Différences au titre des PCGR

Au 31 mars 2003 et au 31 décembre 2002
(non vérifié)

OPÉRATIONS AU TITRE DE VENTES À LIVRER (suite)

6. Les produits commandés doivent avoir été séparés des stocks du vendeur et ne doivent pas être affectés à d'autres commandes;

7. Le produit doit être prêt à être livré.

Les opérations n'ont pas satisfait tous les critères ci-dessus. Par conséquent, les rapprochements comprennent des ajustements visant à constater les ventes au cours de l'exercice 2002.

IMPUTATION DES CHARGES INDIRECTES AUX STOCKS

La Société détermine la valeur des stocks selon la méthode du coût complet, y compris l'imputation des charges indirectes fixes et variables.

Conformément aux PCGR du Canada, le coût des stocks signifie globalement le coût d'acquisition et le coût de production, et correspond à la somme des dépenses et des charges directes ou indirectes qui ont été engagées au titre de la transformation d'un article dans son état actuel et de son transport à l'endroit désigné.

Les rapprochements comprennent les ajustements liés à la contre-passation de certaines charges indirectes enregistrées au poste des stocks à long terme qui ne concordent pas avec la définition ci-dessus.

FRAIS D'ÉMISSION DE TITRES DE CRÉANCE

La Société a capitalisé dans les frais d'émission de titres de créance les primes payées en vertu d'une assurance contre les risques politiques sur les emprunts et certains frais juridiques liés à la modification du contrat de garantie lié au prêt.

Selon les PCGR du Canada, la capitalisation de ces frais n'est pas permise.

Les rapprochements comprennent des ajustements de contre-passation des montants capitalisés et de l'amortissement qui s'y rattache.

MÉTHODE DE L'INTÉRÊT EFFECTIF

La Société amortit les frais d'émission de titres de créance selon la méthode linéaire sur la durée des emprunts respectifs.

Conformément aux PCGR du Canada, les frais d'émission de titres de créance sont amortis sur la durée de la créance selon la méthode de l'intérêt effectif.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

États financiers de MAA

Différences au titre des PCGR

Au 31 mars 2003 et au 31 décembre 2002
(non vérifié)

MÉTHODE DE L'INTÉRÊT EFFECTIF (suite)

Les rapprochements comprennent des ajustements de contre-passation liés aux PCGR de l'Australie et de comptabilisation de l'amortissement selon la méthode de l'intérêt effectif.

IMPOSITION

Mis à part l'incidence des actifs et des passifs d'impôts découlant des écarts temporaires occasionnée par les différences entre les PCGR de l'Australie et les PCGR du Canada, il n'existe aucune différence importante en matière de comptabilisation des impôts sur les bénéfices entre les PCGR de l'Australie et les PCGR du Canada, tels qu'ils s'appliquent à la Société.

ATTESTATION DE L'ÉMETTEUR

Le 2 juillet 2003

Le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux actions ordinaires et aux bons de souscription émis à l'exercice des bons de souscription spéciaux, conformément à la partie 9 de la *Securities Act* (Colombie-Britannique), à la partie 8 de la *Securities Act* (Alberta), à la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), à la partie XV de la *Loi sur les valeurs mobilières* (Ontario) et à l'article 64 de la *Securities Act* (Nouvelle-Écosse) et aux règlements d'application de ces lois. Le présent prospectus ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement, comme l'exigent la *Loi sur les valeurs mobilières* (Québec) et son règlement d'application.

Le chef de la direction,

David Cohen
DAVID COHEN

La chef des services financiers,

Shannon Ross
SHANNON ROSS

Au nom du conseil d'administration

Robert Cross
ROBERT CROSS
Administrateur

Stephen J. Wilkinson
STEPHEN J. WILKINSON
Administrateur

ATTESTATION DES PRENEURS FERMES

Le 2 juillet 2003

À notre connaissance, le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux actions ordinaires et aux bons de souscription émis à l'exercice des bons de souscription spéciaux, conformément à la partie 9 de la *Securities Act* (Colombie-Britannique), à la partie 8 de la *Securities Act* (Alberta), à la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), à la partie XV de la *Loi sur les valeurs mobilières* (Ontario) et à l'article 64 de la *Securities Act* (Nouvelle-Écosse) et aux règlements d'application de ces lois. À notre connaissance, le présent prospectus ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des actions ordinaires et des bons de souscription émis à l'exercice des bons de souscription spéciaux, comme l'exigent la *Loi sur les valeurs mobilières* (Québec) et son règlement d'application.

pour **GRIFFITHS McBURNEY & PARTNERS**

Mark Wellings
MARK WELLINGS

pour **BMO NESBITT BURNS INC.**

Egizio Bianchini
EGIZIO BIANCHINI

pour **LA CORPORATION CANACCORD CAPITAL**

Peter Brown
PETER BROWN

pour **VALEURS MOBILIÈRES PACIFIC INTERNATIONAL INC.**

Bert Quattrociocchi
BERT QUATTROCIOCCHI

pour **VALEURS MOBILIÈRES YORKTON INC.**

Douglas Bell
DOUGLAS BELL

pour **SALMAN PARTNERS INC.**

Terrence K. Salman
TERRENCE K. SALMAN

pour **McFARLANE GORDON INC.**

Bradley D. Griffiths
BRADLEY D. GRIFFITHS

A COPY OF THIS PRELIMINARY PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN BRITISH COLUMBIA, ALBERTA, MANITOBA, ONTARIO, QUÉBEC AND NOVA SCOTIA, BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), or the securities laws of any state of the United States of America, and subject to certain exemptions, may not be offered or sold in the United States of America. See "Plan of Distribution."

PRELIMINARY PROSPECTUS

New Issue July 2, 2003

NORTHERN ORION RESOURCES INC.

Suite 250, 1075 West Georgia Street
Vancouver, B.C. V6E 3C9
(604) 689-9663

$105,352,403.13

81,040,310 Common Shares and
40,520,155 Common Share Purchase Warrants issuable upon the exercise of
810,403,101 previously issued Special Warrants

This prospectus (the "Prospectus") qualifies the distribution of 81,040,310 common shares ("Common Shares") and 40,520,155 common share purchase warrants ("Warrants") of Northern Orion Resources Inc. (the "Issuer") issuable upon the exercise or deemed exercise of 810,403,101 previously issued special warrants ("Special Warrants") of the Issuer. The Special Warrants were previously distributed by the Issuer by way of private placement (the "Private Placement") pursuant to an underwriting agreement dated May 29, 2003 (the "Underwriting Agreement") between the Issuer and Griffiths McBurney & Partners ("GMP"), BMO Nesbitt Burns Inc. ("BMO"), Canaccord Capital Corporation, Pacific International Securities Inc., Yorkton Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. (collectively, the "Underwriters") at a price of $0.13 per Special Warrant on May 29, 2003 (the "First Closing"), June 12, 2003 (the "Second Closing") and June 20, 2003 (the "Third Closing").

	Price to Public	**Underwriter's Fee(1)**	**Proceeds to Issuer(2)**
Per Special Warrant:	$0.13	$0.0065	$0.1235
Total:	$105,352,403	$5,267,620.15	$100,084,782.85

(1) In consideration for the services rendered by the Underwriters (as defined herein) in connection with the Private Placement, the Issuer agreed to pay the Underwriters a fee (the "Underwriters' Fee") of $5,267,760.15, being 5% of the gross proceeds of the Private Placement, plus interest accumulated on such amount while held in escrow under the Special Warrant Indenture as described herein. No additional fee or commission will be payable to the Underwriters in

connection with the issuance of the Common Shares and the Warrants upon exercise or deemed exercise of the Special Warrants. See "Plan of Distribution".

(2) After deducting the Underwriters' Fee, but before deducting the expenses of the Private Placement, which are estimated to be $1,881,000.

The Special Warrants were previously distributed pursuant to prospectus exemptions available under the applicable securities legislation of British Columbia, Alberta, Manitoba, Ontario, Québec and Nova Scotia (the "Qualifying Jurisdictions"). Special Warrants were also placed with residents of the United States pursuant to exemptions from the registration requirements of the US Securities Act. After giving effect to the Issuer's 10 old for 1 new share capital consolidation which took effect on June 16, 2003 (the "Consolidation") each ten Special Warrants entitle the holder thereof to receive, without payment of additional consideration, one Common Share and one-half of one Warrant at any time before September 30, 2003 or upon the deemed exercise of the Special Warrants on the Expiry Date (as hereinafter defined). Each whole Warrant entitles the holder thereof to acquire one Common Share in the capital of the Issuer (a "Warrant Share") at a price of $2.00 per Warrant Share until 4:00 p.m. (Vancouver time) on May 29, 2008. The Special Warrants and Warrants are subject to customary "anti-dilution" provisions.

In the event that a final prospectus (the "Final Prospectus") qualifying the distribution of the Common Shares and Warrants has not been filed and receipts issued therefore by each of the securities regulators in the Qualifying Jurisdictions on or prior to 5:00 p.m. (Toronto time) on August 29, 2003 (the "Qualification Deadline"), each Special Warrant holder will be entitled to receive 1.1 Common Shares and 0.55 Warrants for every ten Special Warrants exercised thereafter without the payment of additional consideration. If the Final Prospectus has not been filed and a receipt issued therefore by each of the securities regulators in the Qualifying Jurisdictions on or before the Qualification Deadline, the Corporation will nevertheless continue to be obligated to use its reasonable best efforts to file and obtain receipts for the Final Prospectus until 5:00 p.m. (Toronto time) on the Expiry Date. This Prospectus will also qualify the distribution of the additional Special Warrant Shares and Warrants issuable if this penalty is incurred.

The price of the Special Warrants was determined by negotiation between the Issuer and the Underwriters. See "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture". Investment in the securities qualified for distribution under this Prospectus is subject to certain risks and should be considered speculative. See "Risk Factors".

The Issuer has granted Endeavour Mining Capital Corp. ("Endeavour Mining") an option (the "Endeavour Mining Option") entitling Endeavour Mining to acquire, without payment of additional consideration, a conversion option (the "Conversion Option") and a warrant (the "Extension Warrant"). The Endeavour Mining Option is exercisable at any time and shall be deemed to be exercised by Endeavour Mining, without any action on the part of Endeavour Mining on the earlier of: (i) the Qualification Deadline; or (ii) the third business day following the Qualification Date. See "Plan of Distribution". This Prospectus will also qualify the distribution of the Conversion Option and Extension Warrant.

The Issuer's outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NNO". The closing price of the Common Shares on June 30, 2003, the last day on which the Common Shares traded prior to the date of this Prospectus, was $1.48. See "Prior Sales and Trading Information". There is currently no market through which the Special Warrants or Warrants may be sold and purchasers may not be able to resell the Special Warrants or Warrants. The TSX has conditionally approved the listing of the Common Shares and the Warrants distributed under this Prospectus, the Warrant Shares issuable upon exercise of the Warrants and the Common Shares issuable upon exercise of the Conversion Option or the Extension Warrant. Listing will be subject to the Issuer fulfilling all of the listing requirements of the TSX, and, in the case of the listing of the Warrants, is conditional upon distribution of the Warrants to a minimum number of public security holders.

Definitive certificates evidencing the Common Shares and the Warrants issuable upon the exercise or deemed exercise of the Special Warrants will be available for delivery upon such exercise or deemed exercise.

Certain legal matters relating to the Offering will be passed upon by Stikeman Elliott LLP and Perkins Coie LLP on behalf of the Issuer and by Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP on behalf of the Underwriters.

TABLE OF CONTENTS

CURRENCY AND EXCHANGE RATES

This Prospectus contains references to Canadian dollars and United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "United States dollars" or "US$".

The Issuer publishes its financial statements in Canadian dollars. Minera Alumbrera Limited ("MAA") (in which the Issuer acquired an indirect 12.5% interest upon completion of the Alumbrera Acquisition) publishes its financial statements in United States dollars.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2002, as reported by the Bank of Canada, were as follows:

	Year Ended December 31		
	2002	2001	2000
Closing	$1.58	$1.59	$1.50
High	$1.61	$1.60	$1.56
Low	$1.51	$1.49	$1.43
Average(1)	$1.57	$1.55	$1.48

(1) Calculated as an average of the daily noon rates for each period.

On June 30, 2003, the Bank of Canada noon rate of exchange was US$1.00 = $1.3553.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains "forward-looking statements". Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of gold and copper; possible variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under "Risk Factors". Although the Issuer has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This prospectus uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

THE ISSUER

The Issuer, Northern Orion Resources Inc., is engaged in the exploration for, and the development of, precious and base metals through direct and indirect foreign subsidiaries and branches. Its principal project is its interest in the Alumbrera Mine (as defined herein). The Issuer also owns the Agua Rica copper project in the Catamarca Province, Argentina (the "Agua Rica Project") and has an indirect 85% interest in the San Jorge copper/gold property near Mendoza, Argentina (the "San Jorge Project") and an undivided 50% interest in the advanced Mantua gold/copper project in Cuba (the "Mantua Project"), which interest has been optioned to a third party. See "Corporate Structure of the Issuer" and "Mineral Property Interests of the Issuer". Unless the context otherwise requires, all references in this Prospectus to the "Issuer" include the Issuer and its subsidiaries.

ALUMBRERA ACQUISITION

Pursuant to a purchase agreement dated April 2, 2003, the Issuer and Wheaton River Minerals Ltd. ("Wheaton") agreed to acquire a 25% interest in the Bajo de la Alumbrera gold/copper mine in the Catamarca Province, Argentina (the "Alumbrera Mine") from Rio Algom Limited ("Rio Algom"), a subsidiary of BHP Billiton (the "Alumbrera Acquisition"). The Issuer and Wheaton each acquired an indirect 12.5% interest in the Alumbrera Mine at the closing of this transaction, which took place on June 24, 2003. The Issuer's interest in the Alumbrera Mine is the Issuer's principal project. See "Alumbrera Acquisition".

THE OFFERING

Private Placement:	This Prospectus qualifies the distribution of 81,040,310 Common Shares and 40,520,155 Warrants issuable upon the exercise or deemed exercise of 810,403,101 Special Warrants previously sold and issued upon the First, Second and Third Closings of the Private Placement. See "Plan of Distribution".
Special Warrants:	Pursuant to the terms of a special warrant indenture dated as of May 29, 2003 as amended June 20, 2003 (the "Special Warrant Indenture") between the Issuer, the Trustee, GMP and BMO, every ten Special Warrants entitle the holder upon exercise or deemed exercise thereof to receive without payment of additional consideration, one Common Share and one half of one Warrant. Each Special Warrant is exercisable by the holder thereof any time until the Expiry Date (as defined herein). If a Final Receipt (as defined herein) for this Prospectus is not issued on or before the Qualification Deadline, each Special Warrant which remains unexercised as at that date will thereafter be exercisable on the basis of 10 Special Warrants into 1.1 Common Shares (in lieu of one Common Share) and 0.55 Warrants (in lieu of 0.5 Warrants), the distribution of which additional securities will also be qualified by this Prospectus. See "Plan of Distribution".

Warrants: Pursuant to the terms of a warrant indenture (the "Warrant Indenture") dated as of May 29, 2003 between the Issuer and the Trustee, as warrant agent, each whole Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $2.00 per Warrant Share any time prior to 4:00 p.m. (Vancouver time) on May 29, 2008 (such exercise price reflecting the Consolidation).

Conversion Option and Extension Warrant: This Prospectus also qualifies the distribution of the Conversion Option and the Extension Warrant issuable to Endeavour Mining upon exercise of the Endeavour Mining Option. See "Plan of Distribution".

Use of Proceeds: The net proceeds of the Private Placement were $98,203,783 after deducting the Underwriters' Fee of $5,267,620.15 and the estimated expenses of the Private Placement (including the expenses of the Underwriters) of $1,881,000. The Issuer has used and intends to use the net proceeds as follows:

		US $	CAD $[1]
(a)	Alumbrera Acquisition:	$60,260,000	$81,953,600
(b)	Expenses of the Alumbrera Acquisition including payment of financial advisory fees:	$4,465,000[2]	$6,072,400
(c)	Repayment of Debt:	$2,000,000	$2,720,000
(d)	General working capital[3]:	$5,484,000	$7,458,000
TOTAL		**$72,209,000**	**$98,204,000**

[1] Converted at US$1.00 = CAD$1.36

[2] See "Alumbrera Acquisition - Financial Advisory Fees."

[3] Plus accumulated interest and exchange rate gains.

See "Use of Proceeds".

Risk Factors: **An investment in the Special Warrants and securities of the Issuer qualified for distribution under this Prospectus is subject to significant risks and should be considered speculative.** In evaluating these securities, investors should carefully consider a number of risk factors, including but not limited to the following:

- Exploration, development and operating risks
- Insurance and uninsured risks
- Environmental risks and hazards
- Environmental risks at the Alumbrera Mine
- Permitting
- Infrastructure
- Business interruption risks at the Alumbrera Mine
- Uncertainty in the estimation of ore reserves and mineral resources
- Uncertainty relating to inferred mineral resources
- Need for additional reserves
- Land title
- Competition
- Need for additional capital
- Commodity prices
- Commodity hedging
- Exchange rate fluctuations
- Government regulation
- Foreign operations
- Labour and employment matters
- Economic and political instability
- Foreign subsidiaries
- Acquisition strategy
- Operations of the Issuer following the acquisition
- Joint Ventures
- Market price of Common Shares
- Argentine antitrust laws

See "Risk Factors"

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Issuer's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this Prospectus. See "Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

All financial data presented below are expressed in thousands of dollars, except per share data:

Northern Orion Resources Inc. - Selected Financial Information

	Three Months Ended March 31 (Unaudited)		Years ended December 31		
	2003	**2002**	**2002**	**2001**	**2000**
For the period:					
Loss	($1,171)	($468)	($1,992)	($1,285)	($23,804)
Cash generated by (applied to) operating activities	(195)	(353)	(2,134)	(1,600)	(669)
Cash generated by (applied to) financing activities	3,782	500	2,446	1,978	2,050

	Three Months Ended March 31 (Unaudited)		Years ended December 31		
	2003	2002	2002	2001	2000
Cash applied to investing activities	(23)	(86)	(160)	(4)	(1,682)
Weighted average number of Common Shares outstanding (thousands)	189,045	114,148	150,263	105,835	85,331
Per Common Share:					
Basic earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)
Diluted earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)
At period end:					
Cash and cash equivalents	4,103	620	539	387	13
Total assets	87,895	84,278	84,217	84,018	83,071
Total liabilities	25,250	32,383	24,953	32,155	52,623
Shareholders' equity	62,645	51,895	59,264	51,863	30,448

Selected Unaudited Pro Forma Consolidated Financial Information

The following summary of pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of the consolidated company and is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of the Issuer, and the historical financial statements of MAA, including the notes thereto, included elsewhere in this Prospectus. The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. See schedule 1(c) to the unaudited pro forma consolidated financial statements of the Issuer. The Issuer uses the Canadian dollar as its reporting currency and MAA uses the United States dollar. All financial data presented below is in thousands of Canadian dollars, except per share data and number of shares outstanding.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2002 and for the three months ended March 31, 2003 assume that the Alumbrera Acquisition was completed on January 1, 2002 and January 1, 2003, respectively. The pro forma consolidated balance sheet as at March 31, 2003 assumes that the Alumbrera Acquisition was completed on March 31, 2003.

	Pro Forma for the Three Months Ended March 31, 2003	Pro Forma for the Year Ended December 31, 2002
Operating results:		
Net earnings	$1,377	$18,909
Per Common Share:		
Basic earnings	0.01	0.20
Diluted earnings	0.01	0.20

	Pro Forma as at March 31, 2003
Financial position:	
Cash and cash equivalents	$8,818
Current assets	9,300
Total assets	239,192
Current liabilities	725
Total liabilities	77,721
Shareholders' Equity	161,471

CORPORATE STRUCTURE OF THE ISSUER

NAME AND INCORPORATION

The Issuer was incorporated under the name "Northern Orion Resources Ltd." pursuant to the *Company Act* (British Columbia) on April 30, 1986. On October 31, 1986, the memorandum of the Issuer was amended to change the Issuer's name to "Northern Orion Explorations Ltd." On November 28, 1994, the memorandum of the Issuer was amended to increase its authorized capital from 25,000,000 to 100,000,000 common shares without par value. On October 15, 1997, the memorandum and articles of the Issuer were amended to increase the authorized capital from 100,000,000 to 700,000,000 shares divided into 500,000,000 Common Shares, 100,000,000 First Preference Shares without par value and 100,000,000 Second Preference Shares without par value.

On June 16, 2003, the shareholders of the Issuer approved, among other things, the Private Placement and an amendment to the memorandum of the Issuer to increase the number of authorized Common Shares to a number sufficient to permit the issuance of the Common Shares upon the exercise or deemed exercise of the Special Warrants and the issuance of the Warrant Shares upon the exercise of the Warrants. The shareholders of the Issuer also approved a special resolution changing the Issuer's name to "Northern Orion Resources Inc." and the Consolidation. The name change and the Consolidation became effective upon the filing of an amended memorandum of the Issuer with the British Columbia Registrar of Companies on June 16, 2003. Unless otherwise stated, all figures herein relating to the Common Shares, convertible securities of the Issuer and the exercise price of the convertible securities of the Issuer including the Special Warrants and the Warrants are indicated on a post-Consolidation basis. See "Plan of Distribution".

The registered and records office of the Issuer is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and its principal executive office is located at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9.

INTERCORPORATE RELATIONSHIPS

The Issuer conducts operations through foreign direct and indirect subsidiaries and branches ("subsidiaries"). The following chart sets forth the name of each material subsidiary of the Issuer, the jurisdiction of its incorporation or organization and the direct or indirect percentage ownership of the Issuer in such subsidiary as at the date of this Prospectus (excluding interests in subsidiaries acquired as part of the Alumbrera Acquisition, which subsidiaries are described under "Alumbrera Acquisition"):


Northern Orion
Resources Inc.
(British Columbia)
Northern Orion
Holdings SA
100%
(Cayman Islands)
Northern Orion
Argentina Holdings
SA
100%
(Cayman Islands)
Minera Mantua Inc.
100%
(Ontario)
99.2%
GMA Holdings SA
100%
(Cayman Islands)
RAA Holdings SA
100%
(Cayman Islands)
Minera Cobre SA
100%
(Cayman Islands)
0.8%
Minera San Jorge SA
(Argentina)(1)
Recursos
Americanos
Argentinos SA
100%
(Argentina)
Copper Holdings
International LLC
100%
(Delaware)
Cobre Mantua SA
50%
(Cuba)
Agua Rica S.A.M.
100%
(Argentina)
Minera Agua Rica
LLC
100%
(Delaware)
Minera Agua Rica
Succursal
100%
(Argentina)

(1) The Issuer's interest in Minera San Jorge is presently 85% reduced by agreement from the percentages shown above. Certain formalities have not yet been taken to decrease the Issuer's share ownership to 85%.

In connection with the Alumbrera Acquisition, the Issuer has acquired interests in several additional subsidiaries which are not indicated in this chart. See "Alumbrera Acquisition".

Unless the context requires otherwise, all references in this Prospectus to the "Issuer" include the Issuer and its subsidiaries.

BUSINESS OF THE ISSUER

DESCRIPTION OF THE BUSINESS

The Issuer, Northern Orion Resources Inc., is engaged in the exploration for, and the development of, precious and base metals through direct and indirect foreign subsidiaries and branches. Its principal project is its interest in the Alumbrera Mine. The Issuer also owns the Agua Rica Project and has an indirect 85% interest in the San Jorge Project and an undivided 50% interest in the Mantua Project, which interest has been optioned to a third party. See "Corporate Structure of the Issuer" and "Mineral Property Interests of the Issuer".

The Issuer's principal areas of activity are in the countries of Argentina and Cuba. The economic and political environments of these countries are less stable than those of Canada and the United States. Any changes in regulations or shifts in political attitudes in such countries are beyond the control of the Issuer and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to concentration of ownership, restrictions on production, exchange controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims and mine safety. The effect of these factors cannot be accurately predicted. Instability in the Argentinean currency has subjected the Issuer to an increased foreign currency risk. However, most of the Issuer's expenditures in Argentina and Cuba are in United States (US) dollars. The Issuer minimizes the exchange rate risks associated with its operations by maintaining most of its cash in Canadian and US dollars outside of Argentina and Cuba. See "Risk Factors".

The mining industry is intensely competitive in all its phases. The Issuer competes with many companies possessing greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified personnel. See "Risk Factors".

The Issuer does not directly employ any personnel. The Issuer conducts its exploration activities in Argentina and Cuba through consultants. The services of the Issuer's Chief Executive Officer and Chairman are provided under contract and the Issuer contracts for certain administrative services with LMC Management Services Ltd., whose employees and consultants supervise and carry out the day-to-day business of the Issuer under the direction of its Chief Executive Officer.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

During the three fiscal years ended December 31, 2002, financial constraints necessitated a significant reduction in all of the Issuer's activities. The Issuer's principal focus during this period was on reducing costs and maintaining its principal properties. The Issuer historically financed its operations through equity financings and financial support from its former controlling shareholder, Miramar Mining Corporation ("Miramar"). Due to market conditions and depressed copper prices from 1998 forward, the Issuer was unable to access external financing and became increasingly dependent upon Miramar for financial support.

During 2000, the Issuer undertook a restructuring aimed at reducing its dependency on Miramar and enhancing its ability to access external financing. Approximately $18 million of debt owed to Miramar was converted to a royalty and proceeds interest (the "Royalty and Proceeds Interest") pursuant to which Miramar became entitled to a 2.5% net smelter returns royalty on production from the Issuer's interests in the Agua Rica Project, the San Jorge Project and the Mantua Project (collectively, the "Projects"). In addition, it was further agreed that in the event the Issuer sold its interest in any of the Projects, Miramar would be entitled to receive 50% of the proceeds of such disposition to a maximum of $18 million.

In May 2001, the Issuer restructured its financial relationship with Miramar, wherein Miramar agreed to convert approximately $21.2 million of outstanding convertible debt owed to it by the Issuer into Common Shares. The Issuer's remaining indebtedness to Miramar (approximately $6.9 million) was consolidated into promissory notes (the "Convertible Notes"), the principal amount of which was convertible into Common Shares of the Issuer. The maximum amount payable by the Issuer to Miramar under the previously granted Royalty and Proceeds Interest was reduced from approximately $18 million to $15 million, and Miramar relinquished its entitlement to the proceeds of any disposition of the Issuer's interest in the San Jorge Project. Concurrent with this debt restructuring, Miramar granted an option (the "Ontario Option") to 1341180 Ontario Ltd. ("Ontario Ltd."), a company controlled by Robert Cross on all but 1 million of the approximately 7 million common shares of the Issuer which Miramar then held and on the Convertible Notes. The Issuer also concurrently completed a private placement to Valerie Gold Resources (now ValGold Resources Ltd. ("ValGold")) for aggregate gross proceeds of $1,500,000. Mr. Cross was subsequently appointed as a director and the Chairman of the Issuer, and Frank Lang, a director of ValGold, was also appointed as a director of the Issuer.

The restructuring of the Issuer was completed in June 2002 when Ontario Ltd. exercised the Ontario Option and caused the redistribution of 48 million (pre-Consolidation) shares formerly held by Miramar. The Convertible Notes held by Miramar were also converted at this time. Miramar ceased to be a controlling shareholder of the Issuer as a result of these transactions.

During the three financial years ended December 31, 2002, while restructuring efforts were ongoing, efforts were made to reduce the Issuer's financial commitments while preserving, to the extent possible, its interests in its principal properties. In March 2000, the Issuer released its interest in the Delita gold project on the Isle of Youth, Cuba and returned the project to Geominera S.A. The project had been placed on hold in 1998 due to low gold prices, and a write down of $8.4 million was recorded, which amounts represented the costs of exploration of the project to 1998.

In August 2001, the Issuer granted an option on the Mantua Project pursuant to which International Barytex Resources Ltd. ("Barytex"), as optionee, assumed the carrying costs of the project and committed to raise adequate financing and to complete a bankable feasibility study on the project within 18 months. In April 2002, Barytex announced that it was unable to secure the necessary financing to complete the feasibility study on suitable terms and terminated the option. A portion of the unpaid carrying costs previously assumed by Barytex was settled by Barytex through the issuance of common shares in the capital of Barytex to the Issuer. In September 2002, the Issuer granted an option on its interest in the Mantua Project to Newport Explorations Ltd. ("Newport") pursuant to which Newport assumed the carrying costs of the project and issued 400,000 of its common shares to the Issuer at a deemed price of $0.26 per share. Pursuant to the terms of the Royalty and Proceeds Interest Miramar received 200,000 of these shares. See "Mineral Property Interests of the Issuer - Mantua Project".

In the second quarter of the fiscal year ended December 31, 2001, the Issuer elected not to pay cash calls made by the operator of the Agua Rica Project and as a result, its interest in the Agua Rica Project was diluted to approximately 29.12% from the original interest of 30%. During 2002, the Issuer did not contribute any funds (2001 - $0.5 million) to the Agua Rica Project, with the result that the Issuer's interest was further diluted to approximately 28.0% as at December 31, 2002.

In March 2002 and August 2002, the Issuer completed a $0.5 million private placement financing and a $2.0 million private placement financing, respectively, to raise funds for working capital and to finance a search for potential acquisitions which would enhance the Issuer's existing projects and provide positive cash flow. See "Interests of Management and Others in Material Transactions".

Significant Property Acquisitions and Dispositions

In February, 2003, the Issuer announced that it had reached an agreement with BHP Minerals International Exploration Inc. ("BHP") to acquire from BHP the remaining 72% of the Agua Rica Project that it did not then own for a purchase price of US$12.6 million. BHP agreed to defer US$9 million of the purchase price without interest, until June 30, 2005. The deferred payment is secured by, among other things, a pledge of the interest in the Agua Rica Project that was acquired from BHP. To fund the initial US$3.6 million payment and the additional working capital requirements of the Agua Rica Project, the Issuer completed a non-brokered private placement of four million units at $1.00 per unit to raise gross proceeds of approximately $4 million. Each unit consists of one Common Share and one non-transferable share purchase warrant (pre-Consolidation). The Issuer concurrently secured a US$3 million secured convertible credit facility (the "Credit Facility"). See "Options to Purchase Securities - Convertible Debt".

The acquisition of BHP's 72% interest in Agua Rica was completed on May 8, 2003. The Credit Facility, provided by Endeavour Mining, an arm's length company, was drawn to fund a portion of the initial payment. Of the US$3 million owed under the Credit Facility, US$2 million has been repaid to Endeavour Mining by the Issuer. The Credit Facility bears interest at the rate of 10% per annum payable monthly, is for an initial term of six months and can be extended for a further term of six months by payment of an extension fee of US$150,000 which fee, at the option of the Issuer is payable in cash, a combination of cash and shares, or all shares. If the Issuer chooses to satisfy the extension fee through the issuance of Common Shares, it may do so by invoking the deemed exercise provisions of the Extension Warrant. The Conversion Option grants Endeavour Mining the option to convert the principal outstanding under the Credit Facility into Common Shares at the rate of $2.00 per share at any time prior to November 8, 2003, and thereafter and until May 8, 2004, at the rate of $1.75 per share. Endeavour Mining received commitment and draw down fees totalling US$150,000 in cash and also received 300,000 share purchase warrants, each exercisable into one Common Share at $1.50 per share for a period of two years. See "Options to Purchase Securities: Convertible Debt". Pursuant to the Credit Facility, the Issuer is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the Credit Facility.

In April 2003, the Issuer entered into a purchase agreement with Wheaton and Rio Algom pursuant to which the Issuer and Wheaton agreed to acquire a 25% interest in the Alumbrera Mine for US$180 million. The Alumbrera Acquisition closed on June 24, 2003. See "Alumbrera Acquisition"

As a result of the Agua Rica acquisition and the Alumbrera Acquisition, the Issuer has significant financial commitments. The Issuer's ability to meet such commitments is dependent upon the cash flow from the Alumbrera Mine being sufficient to meet these obligations or undertaking further equity financings to raise the required funds. While it is expected that revenues generated from Alumbrera Mine will be sufficient to allow the Issuer to meet all of its obligations, there is no assurance that the Issuer will be successful in accessing the funds required to meet its commitments. Failure to do so could result in the Issuer losing its entire interest in the Agua Rica Project unless it is otherwise able to extend or otherwise renegotiate its commitments.

Except as otherwise disclosed herein, management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Issuer's business, financial condition or result of operations. See "Three Year History", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Alumbrera Acquisition" and "Risk Factors".

MINERAL PROPERTY INTERESTS OF THE ISSUER

The Issuer's principal project is its interest in the Alumbrera Mine. The Issuer also owns the Agua Rica Project in Catamarca Province, Argentina, has an indirect 85% interest in the San Jorge Project, a copper/gold property near Mendoza, Argentina and an undivided 50% interest in the advanced Mantua Project, a gold/copper project in Cuba, which interest has been optioned to a third party.

AGUA RICA PROJECT

General

The Issuer owns 100% of the Agua Rica Project. Under a joint operating agreement between RAA Holdings S.A., an indirect subsidiary of the Issuer and BHP, BHP managed and operated the project and exploration expenditures were shared by BHP and the Issuer in proportion to their respective interests in the project. BHP completed the 2001/2002 work program in June 2002. The Issuer's share of the work program (including management fees to the operator) in the financial year ended December 31, 2002 was approximately US$303,000 (2001 - US$545,000), but was not paid at the election of the Issuer and therefore contributed to the dilution of the Issuer's interest in the Agua Rica Project. Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years. The budget for the 2002/2003 year of US$1.4 million presented by the project operator was a continuation of this reduced work program. Work programs in the past two years have built on the work performed in completing the initial feasibility study, which was issued in November 1997. The 2002/2003 work program is currently underway and relates specifically to the simplification of the ownership interests in the Agua Rica Project.

HATCH REPORT

Information contained in this Prospectus that is of a scientific or technical nature relating specifically to the Agua Rica Project has been prepared by or under the supervision of Paul Hosford, P. Eng. and Callum Grant, P. Eng., of Hatch Associates Ltd. ("Hatch"), each of whom is a "qualified person" as the term is defined in National Instrument 43-101. The following information is extracted from a report (the "Hatch Report") prepared by the foregoing entitled "Northern Orion Explorations Ltd. Agua Rica Project, Argentina" dated May 16, 2003. As used in the extracted text below, "Joint Venture" means the joint venture between the Issuer's subsidiary and BHP.

Property Description, Location and Access

Agua Rica is located in the northwestern Argentine province of Catamarca approximately 200 kms from the provincial capital, and 25 kms to the north of the nearest settlement of Andalgalá. The property covers an area of approximately 12.5 km^2 with its centre point at an approximate latitude of 27° 26′ South, longitude 66° 16′ West.

Any future production from a mining operation at Agua Rica would be subject to a 3% "mine-mouth" royalty payable to the provincial Catamarca government.

To Hatch's knowledge, no environmental liabilities apply to the property.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Agua Rica property lies in a rugged range of mountains known as the Sierra de Aconquija that runs northeast-southwest through this eastern flank of the Andes. Towards the south and north of the Sierra de Aconquija, the mountain range gives way to gentler terrain as the basinal areas known as Campo Arenal in the north and Salar de Pipanaco in the south and west are approached. Locally around the property itself, the terrain reaches to over 3,500 m and is dissected by steeply eroded V-shaped valleys covered by partially consolidated scree, poorly developed soils (less than 1 m thick), and scrubby, sparse vegetation. The terrain in the area is rugged with more than 80% having slopes greater than 25°, and over 40% with slopes over 35°. Sediment control and water erosion during the summer rainy season are issues that will require mitigation in any development activities at the site.

The climate in this part of Argentina is generally mild and typical of this arid north-western region of Argentina. The mountain ranges of Catamarca act to interrupt the passage of humid air from the north east that causes the heavy summer rainfall. The flanks of the mountain range to the north of Agua Rica tends to be drier than the immediate area around the project site and also towards the south where olives are intensively cultivated around Andalgalá. Annual precipitation is in the order of 300 mm, with the highest rainfall occurring in January (114 mm measured in Quebrada Minas in 1996). The warmest months are December and January (approximately 30°C) while in the winter months of June, July, and August the temperatures can fall to below 0°C at higher elevations.

Access to the site is via the principal road developed by the Joint Venture to service its exploration programs. This routing follows the Potrero valley northwards to the site from Andalgalá over a distance of some 20 kms. An alternative routing via the town of Capillitas to the north of the project site is more circuitous and is longer in both distance and time.

Andalgalá is a town of some 11,000 inhabitants and serves as the local centre for agriculture in the area, principally the cultivation of olives and walnuts. The town provides adequate facilities for small commercial businesses, automobile shops, some fabrication, small hotels, schools, and a hospital.

History

Since the early 1900s, the mining of copper and the semi-precious stone rhodochrosite has been recorded from the region around Agua Rica from several small-scale, artesanal mines, principally at Capillitas immediately to the west of the project site. Activities at Agua Rica itself date back to the period 1959-1965 when a restricted area known as Mi Vida was explored around Quebrada Minas and three small adits were driven.

The first systematic exploration work at Agua Rica dates back to the early 1970s when Compañia Cities Services Argentina S.A. examined the property (known at that time as Mi Vida) and completed several drillholes from pads located at the lower elevations of the geological sequence, i.e. close and adjacent to Quebrada Minas. While Cities Services recognised the significant potential for a porphyry type of copper occurrence, other aspects such as the epithermal "overprint" carrying precious metals and the potential for supergene enrichment at higher elevations was not fully appreciated, and so little follow-up work was carried out. By the late 1970s, the property had reverted back to its original Argentine owner, Recursos Americanos Argentinos S.A. ("RAA").

In the early 1990s, RAA optioned the property to BHP on the basis of 30% RAA, and 70% BHP. Also at that time, the Issuer concluded an agreement with RAA to acquire a majority share of its exploration holdings throughout Argentina, including Agua Rica, and in this way the Issuer became BHP's joint venture partner in the subsequent extensive exploration of the property from 1994 until late 1998. During this period, the Joint Venture carried out a series of field programs including basic mapping, geochemical (rock chip) sampling, and geophysics from which the larger potential of the property was recognised, particularly related to zones of secondary enrichment and evidence pointing to a post-porphyry epithermal stage of precious metals mineralization.

By 1995, a major program of diamond drilling was underway together with more detailed mapping and surface sampling, aerial photography for generation of accurate topography, metallurgical testwork principally at BHP's Reno laboratory, geophysical investigations to identify locations for the supply of water for a future mining and milling operation, plus various work programs to examine technical issues to support an Initial Feasibility Study of the project in 1997 (the "IFS").

In 1997, the Joint Venture completed the IFS on the basis of an Inverse Distance Squared "103-hole resource model" in which two open pit options, one at 60,000 tpd and the other at 120,000 tpd, were investigated. The IFS was subsequently updated in 1998 (the kriged "150-hole model") and again in 1999 (the "176-hole model"). This latest 176-hole model (using Indicator Kriging) comprises all of the

drilling information available on the property. A summary of these principal resource estimates is provided as follows (all at a 0.40% Cu cutoff grade):

Model	Date	Measured & Indicated Resource					Inferred				
		Mt	Cu %	Mo %	Au g/t	Ag g/t	Mt	Cu %	Mo %	Au g/t	Ag g/t
103-Model	02/1997	772	0.61	0.034	0.24	3.2	80	0.61	0.034	0.24	3.2
150-Model	01/1998	678	0.64	0.037	0.24	2.7	72	0.43	0.044	0.15	2.4
176-Model	03/1999	592	0.60	0.033	0.23	3.3	148	0.60	0.033	0.23	3.3

Source: Joint Venture Report, March 1999

In 1999, the Joint Venture halted field exploration activities at Agua Rica and no additional work of any significance has taken place since that time.

Geological Setting

Agua Rica lies to the east of, and is spatially related to, the prominent Farallón Negro Volcanic Complex covering 700 km^2 and hosting the producing Alumbrera Mine. At a regional and tectonic scale, this complex sits between the high mountainous plateau of the Puna to the northwest and the basin and range province of Sierras Pampeanas, of which the Sierra de Aconquija is one example. Within the Farallón Complex and its immediate vicinity, several metalliferous occurrences have now been exposed including Alumbrera and Agua Rica, other porphyry types such as Cerro Atajo and Bajo del Durazano, as well as smaller polymetallic and gold/silver vein deposits.

The main unit of the Farallón complex is a series of volcanic breccias with related basalts, basaltic andesites, and dacites, all representing elements of a strato-volcanic complex that has been deeply eroded. Agua Rica lies on the flank of this ancient strato-volcano (8.5 to 5.5 million years before present) and compared to the Alumbrera complex has no major extrusive units present.

The geological setting of Agua Rica and the principal mineralogy/rock types includes:

- meta-sedimentary rocks of the Sierra Aconquija Complex (country rocks);
- locally minor outcrops of granites or granitoid stocks of Ordovician age;
- a series of Tertiary intrusives notably early, weakly-mineralized Melcho intrusives;
- two irregular bodies of feldspar porphyry that form the main host for porphyry copper mineralization;
- various distal porphyries interpreted as late-stage events of no economic significance;
- several types and generations of hydrothermal breccia related to epithermal precious metal mineralization that overprinted the earlier copper-molybdenum stage.

Significant structural deformation and movement has been recorded at Agua Rica, principally related to the prominent fault zone now occupied by the Quebrada Minas creek that is believed to have formed the locus and zone of weakness for intrusion of the porphyry stocks. Low-angle reverse faulting is believed to have contributed to thickening of leached zones particularly on the west of the deposit, while to the east (Trampeadero), north-south faulting has promoted deep leaching at a local scale.

Rapid uplifting, "unroofing", intrusion of breccias, and subsequent erosion is believed to have been the principal factors in the genesis of the varied primary and secondary enriched mineralization at Agua Rica.

Deposit Types

During exploration of the deposit, BHP and the Issuer's geologists identified several different ore types at Agua Rica that were formalised into a classification system for block modelling and resource estimation. In general terms, these ore types fall within three main categories that in turn can be related to the evolutionary history of mineralization on the property, the interpreted geological model, and the style of the mineralization:

> ***Stage 1:*** early porphyry mineralization associated with the Seca and Trampeadero porphyries: quartz stockwork and disseminations of pyrite, molybdenite, chalcopyrite, and rare bornite and pyrrhotite;
>
> ***Stage 2:*** an overprinting epithermal event carrying precious metals and copper sulphosalts and best exemplified in the central Quebrada Minas breccia body that separates the Seca and Trampeadero porphyries, and in the Trampeadero porphyry itself;
>
> ***Stage 3:*** supergene enrichment of hypogene copper mineralization forming an extensive blanket of higher copper values, now partially eroded into remnants on both sides of Quebrada Minas.

These three stages and deposit types form the basis for Agua Rica's resource and are found within three principal zones, namely Seca Norte on the east and Trampeadero on the west with Quebrada Minas breccia in the centre, all combining to form an elongated zone measuring approximately 2.75 kms long (east-west) by approximately 2.5 km wide (north-south). The principal characteristics of these three bodies are summarised as follows:

> ***Seca Norte*** an enriched porphyry sequence of Cu-Mo-Au, with a core rich in Cu-Mo flanked by a haloe of Mo to the south and west. In area, measures approximately 400 m by 400 m over a vertical interval of approximately 500 m (level 3,400 m to below 2,950 m);
>
> ***Quebrada Minas*** dominated by epithermal sulphides within a funnel-shaped hydrothermal breccia unit that formed the conduit for deep-seated hydrothermal fluids. Outcrops in Quebrada Minas measure approximately 300 m by 300 m between approximately level 3,000 m to approximately 2,500 m;
>
> ***Trampeadero*** forming the eastern third of the deposit, displays both epithermal and porphyry styles of mineralization. Occurs over a vertical interval of 300 m as an elongated unit 500 m east-west by 400 m north-south.

Ore types at Agua Rica have been formalized by BHP and the Issuer into a classification system that reflects both mineralogy and metallurgy. Classifications in the latest, 176-hole geological model are based principally on:

- contaminant elements, principally on the basis of the As-bearing mineral, enargite;
- mineralogy: for example primary and secondary copper minerals
- mineralogical texture: for example, coarse versus finer-grained covellite;
- alteration: based on variations in clay facies alteration products.

Major "Dirty" Ore Types: occur principally in the Trampeadero and Quebrada Minas zones with dominant mineralogy consisting of covellite, chalcocite, digenite, and enargite with minor sphalerite and galena, and abundant molybdenite locally (for example on the eastern fringe of the zone);

Major "Clean" Ore Types: generally confined to the Seca porphyry unit: covellite, chalcocite, chalcopyrite, and digenite. Locally abundant molybdenite.

These two ore types comprise over 80% of the mineralization at Agua Rica with the balance made up of minor "clean" and "dirty" ore types within the three mineralized zones.

Exploration

Agua Rica has been explored through the sequential and systematic application of exploration programs involving basic mapping and sampling at the earlier stages, through more detailed investigations using ground geophysics and geochemistry, to a drilling campaign of 176 diamond drill holes and underground bulk sampling to confirm grade and provide material for metallurgical testwork.

The principal programs and the relevant results can be summarised as follows:

- Cities Services (1970-1972): geological mapping, alteration studies, rock geochemistry, and diamond drilling with helicopter access aimed at a copper-porphyry target at the lower elevations in the Quebrada Minas and southern flank of the property;
- the Joint Venture: originally involving RAA prior to its acquisition in 1995, this comprehensive exploration involved a 5-year period of geological mapping and rock geochemistry, a regional BLEG survey, an aerial photographic survey, a regional airborne magnetic/radiometric survey, and a total of 176 diamond drill holes completed over the period 1994 through 1998. At an early stage of the Joint Venture, the work programs were based on recognition that Agua Rica offered greater exploration potential than indicated by the early work had indicated, principally the occurrence of blankets of secondary enrichment at the higher elevations of the property on the Seca and Trampeadero sides of Quebrada Minas, and the importance of a later epithermal over-printing event with associated precious metal mineralization. During this period, an extensive network of drill roads was developed to the highest levels of the mineral system.

The 1993-1998 exploration at Agua Rica was completed by BHP as the operator of the Joint Venture, and involved both BHP staff and contractors for specific field programs such as geophysics, drilling, and underground bulk sampling. Hatch believes that these work programs have been carried out to industry standards, and that the information generated provides a reliable database for resource estimation and evaluation of the production potential of the property.

Drilling

Drilling was carried out at Agua Rica between 1992 and 1998 in four campaigns:

1) Cities Services (1972-73): 7,927 m in 38 holes of less than 200 m in length successfully intercepted porphyry-style mineralization; however, owing to poor recovery and the small size of the core (BX and AX), the assay results were not used in the subsequent resource estimates of the Joint Venture;

2) Joint Venture, Phase 1 (1994/95): 14,802 m in 39 holes to depths of approximately 450 m were completed by the contractor Boytec (Chile) using HXWL and NXWL diamond core;

3) Joint Venture, Phase 2 (1996): 26,995 m of HXWL and NXWL diamond core completed in 64 vertical and inclined drillholes of up to 700 m by a combination of contractors including Connors, Perfoeste, and Boytec;

4) Joint Venture, Phase 3 (1997-98): the final phase of diamond drilling on the property totalled approximately 23,000 m for an accumulated total of approximately 65,000 m for the Joint Venture.

In all of the Joint Venture programs, core recovery was typically in the 80-90% range, and all holes were surveyed by down-the-hole instruments. The later phases of the drilling included holes specifically for geotechnical evaluation of the ground conditions for a future open pit operation.

The Phase 2 and 3 programs were designed to drill off the property on 100 m north-south sections across the east-west trend of the mineralization.

Sampling Method and Approach

The Joint Venture's sampling programs have followed the following general methodologies:

- standard 2 m core samples sawn in half at site, with one half being returned to the core box and the other bagged for sample preparation (in later stages, core shipped to Andalgalá for preparation);
- logging by qualified geologists recorded an extensive data set of observations and measurements including lithology, alteration mineralogy, sulphide/oxide mineralogy, sulphide percentages, structural features, veining, and iron oxide characteristics;
- geotechnical data collected by qualified technicians included RQD and fracture frequency by 2 m core intervals for use in subsequent geotechnical studies into open pit and underground mining;
- all core was routinely photographed before geological and geotechnical logging took place;
- all data collected through the logging procedures has been computerized.

All sample preparation and assaying was completed by industry standard laboratories such as Bondar Clegg (early programs) and by SGS for the later programs.

The drilling and sampling programs covered the entire extent of known mineralization on the property both laterally and vertically, and provides a reliable basis for understanding the distribution of mineralization and variations with rock type, alteration, etc. In the central core of the deposit (Quebrada Minas), some deep holes to +700 m below surface elevation were stopped before reaching the limits of the mineralization.

Sample Preparation, Analysis and Security

Two different sample preparation protocols have been used at Agua Rica:

- Holes AR-1 to AR-39: at a sample prep facility supervised by Bondar Clegg in Coquimbo, Chile, samples were crushed entire 2 m half-core to approximately 60% passing -8 mesh, with a further step of pulverizing of a 1/8 or 1/16 split to 150 mesh (30g). Assaying completed by Bondar Clegg in La Serena, Chile, using fire assaying for Au an multi-acid digestion for AA assaying of Ag, Cu, Pb, Zn, Mo, and As;
- Holes AR-40 through the end of the drill programs (i.e., the bulk of the drilling programs): core samples crushed under the supervision of the company SGS to produce a sub-sample at 150 mesh (30g). Sample preparation in Mendoza, Argentina, with assaying by SGS, Santiago, Chile, using fire assaying for Au (50g) aqua regia digestion for AA analysis of Ag, Cu, Mo, Pb, Zn, As, Sb, and Fe.

In addition to assaying for contained metal values, density determinations are available for over 2,000 core samples collected from the drill programs. This data was collected from dried whole-core using the caliper method, and classified by lithology and mineralogy. In general, density increases with increasing Fe, Cu, Zn, and Pb content reflecting the sulphide content. For block modeling and resource estimation, a density value was calculated for each rock type from this base data.

Approximately 5% of the drill samples were randomly selected for check assaying at independent laboratories, as follows:

- early drilling (AR-1 through AR-39)
- primary laboratory: Bondar-Clegg, La Serena, Chile
- check laboratories: Chemex (Toronto) and Acme (Vancouver)
- later drilling (after AR-40)

- primary lab: SGS, Santiago, Chile
- check labs: Bondar-Clegg (Chile), Chemex (Toronto), and Acme (Vancouver)

BHP's standards program consisted of selecting pulps with less than a 10% relative difference from the four check laboratories, and inserting these pulps in the sample stream as their standards.

The results from these QA/QC procedures are discussed below.

DATA VERIFICATION

Results of QA/QC Programs

In early 1998, Mineral Resources Development, Inc. ("MRDI") was contracted by BHP to audit the sample and assaying QA/QC procedures employed by the Joint Venture during its drilling programs at Agua Rica. This audit arose from statistical evaluation of the check assay results in 1997 indicating a relative low bias of 6% in copper assays from the primary SGS, Santiago laboratory compared to the check assay results at Chemex and Acme (using median values):

Average of Copper Results for 1,245 samples (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean	3,485	3,350	3,676	3,628	3,564
Mean-Median/Median	2.2%	6.0%	3.1%	1.8%	

(Source: MRDI, January 1998)

Good agreement between assays for both Au and Mo were noted by MRDI during its audit. With respect to the copper bias, MRDI concluded in its report of January 1998:

> *"...MRDI found BHP's practices meet or exceed those found in the mining industry, excepting that the recently instituted check assaying program indicated a low bias exists in copper assays performed by SGS, Santiago; the relative difference compared to check assay results is estimated to be 6 relative percent. While the bias is conservative, inasmuch as copper is under-estimated, differences greater than 5 relative percent may effect mine planning, reserve estimation, and net present value; at a minimum, selective re-assaying is warranted."*

However the statistical analysis of the check assay results by Cu grade also showed that the greatest inter-laboratory differences occurred at low copper grades of less than 0.05% Cu, and hence would not have a significant impact on resource calculations. Nevertheless, an additional check assaying program was undertaken by BHP in 1998, selecting those samples that had returned significant (+/-20%) differences between the primary and the three original check laboratories for shipment and assaying at Chemex Laboratories in Vancouver. This involved some 1,700 samples and replacement of the re-assayed Chemex assays in the Agua Rica assay database used for the 176-hole resource model (the latest and most up-to-date resource for the property). Comparisons of these Chemex results versus three independent check labs were as follows:

Average of Copper Results from re-assay program (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean	4,693	4,571	4,812	4,804	4,720

(Source: BHP memorandum, June 1998)

An additional, more detailed audit of the check assaying procedures at Agua Rica was completed in mid-1999 by Pincock, Allen & Holt ("PAH"). In their report, PAH concluded that the check error rates were within industry standards, that the amount of cross-lab checking was "good" to "excellent", and that the assay database was suitable for a feasibility-level study.

Hatch concludes that any bias in copper assaying was adequately addressed through the 1998 re-assay program, and that therefore the database used for the latest 176-hole geological and resource model is sufficiently reliable within industry standards of resource reporting.

Bulk Sampling Program, 1998

In late 1998, two underground adits with a combined length of 350 m were driven for the purposes of collecting metallurgical samples of different ore types and for grade confirmation. The two adits, one at Trampeadero side (250 m) and the other at Seca (100 m), were driven by the contractor Redpath Más Errazuriz over a period of 58 days during which four bulk samples were collected and shipped to the Mintek metallurgical plant in Johannesburg, South Africa.

Since the adits were driven horizontally along two pilot drillholes, a detailed comparison of the original assay results could be made against wall and face channel samples and muck samples, all of which were taken on a round-by-round basis. Average comparisons of the drillhole values ("DDH") versus the bulk sampling face channels taken round by round ("Faces") provide additional support for the reliability of the drill data used for resource estimation:

		Cu %	Mo %	Au g/t	Ag g/t	Length (m)
SECA	DDH	0.53	0.022	0.41	0.88	100
	Face	0.53	0.024	0.37	1.30	
TRAMPEADERO	DDH	0.95	0.094	0.15	6.01	250
	Face	1.10	0.090	0.203	9.24	

ADJACENT PROPERTIES

Approximately 20 kms to the west of Agua Rica, the Joint Venture holds an interest in a central portion of the Cerro Atajo copper property which forms a prominent gossan zone on the southwest facing slopes of the Aconquija range of mountains. During the 1990s, the Joint Venture explored and sampled an area of 15 km^2 around Cerro Atajo identifying a 1100 m by 600 m zone of vuggy silica, alunite, quartz and clay alteration centred over a swarm of dacite porphyry dykes with a peripheral zone of less intense alteration. Although no fresh sulphides can be seen at surface, mineralization reported from drilling by Placer Ltd in the 1970s records occurrences of pyrite, chalcopyrite, tetrahedrite, and chalcocite. Copper oxides are common at surface within the propyllitically altered volcanics at their contact with quartz-sericite altered vein zones. A total of 456 rock chip samples were collected by the Joint Venture and returned elevated values in the central quartz-alunite zone in Au (20-76 ppb), Pb (150-1000 ppm), and Mo (10-21 ppm). The Joint Venture concluded from its field work that the alteration and geochemical zoning at Cerro Atajo suggests the presence of a large porphyry stock at depth, and possibly porphyry-style mineralization.

The Alumbrera Mine is approximately 34 kms to the west of Agua Rica. The Alumbrera Mine is operated by MAA, a joint venture between MIM Holding Limited ("MIM") of Australia (50%), BHP Billiton (25%), and Wheaton (25%), with MIM acting as manager of the mine. Since the date of the Report, the Issuer and Wheaton have acquired the Billiton BHP interest. See "Alumbrera Acquisition".

Alumbrera was originally discovered, explored, and studied by various parties in the 1960s and 1970s, but it was not until the 1990s that the property reached the production stage after MIM

acquired the Canadian company Musto International who had completed a final program of drilling at the site. Following a construction period of approximately 3 years and expenditures of US$1.3 billion (a 32% over-run), the mine went into production at a rate of 80,000 tpd in early 1998. For the year to June 2002, the operation mined and processed 29.5 mt of ore grading 0.74% Cu and 1.04 Au g/t.

Alumbrera lies in the same general geological setting as Agua Rica but closer to the center of the regional Farallón Negro volcanic complex. It is a typical copper porphyry deposit with 2002 Proved and Probable open pit reserves stated by MIM at 372 mt at 0.53% Cu and 0.61 Au g/t.

MINERAL PROCESSING & METALLURGICAL TESTING

Introduction

The mineral processing program for the Agua Rica ore body was conducted in three phases to identify the mineralogy and metallurgy of the ore to provide data for engineering studies.

The initial scoping type testwork was conducted as Phase 1 in 1997 at BHP's Center for Minerals Technology and led to a flowsheet design and a feasibility study. The testwork investigated the mineralogy of the ore and its mineral processing characteristics, particularly with regards to its amenability to grinding, flotation, liquid-solid separation and dewatering.

This work was followed by more detailed Phases 2 and 3 test programs in 1999 whereby the operating parameters were confirmed and optimized. The programs further investigated the ore mineralogy and concentrate recovery through batch, locked-cycle and pilot plant grinding and flotation. The test campaigns identified the processing parameters required in each unit operation for a technically viable operation to produce marketable concentrates. These programs were completed by the major facilities, Mintek and Lakefield Research, who are recognized specialists in the mineral processing industry.

Mineralogy

The Agua Rica ore occurs in the Quebrada Minas, Quebrada Seca Norte and Trampeadero regions. During Phase 1, the major copper minerals were identified to be chalcocite, covellite, digenite, chalcopyrite and bornite. The occurrences of mineral combinations depends on the region of deposit. For example, fine chalcocite-covellite-digenite occurs in Quebrada Seca Norte and Trampeadero regions, while coarse covellite occurs in Quebrada Minas region.

In Phase 2, the geology of the ore body was redefined. As a result, the ore was classified into six types or composites for metallurgical testing. These represent 80% of the deposit according to the major copper mineralogy and contained minor elements, such as lead, zinc, arsenic and sulphur, that affect concentrate grades. Metallurgical testing was conducted on drill core rejects to determine the set of processing conditions that will produce acceptable concentrate grades from the range of ores.

Grinding

In the initial 1997 Phase 1 study, Bond Ball and Rod Mill Work Indices and Minnovex SAG Power Indices were examined to estimate the milling characteristics and power requirements. This was investigated further and confirmed in Phases 2 and 3 on more representative composites of the ore.

Generally, the ore is softer than typical porphyry copper ores and covers a range of hardness which may be due to the clay content. The average Ball Mill Work Index of 12 kWh/t was used in the engineering study.

Flotation

The Phase 1 scoping work in 1997 evaluated grind and reagent scheme against rougher flotation performance in terms of kinetics, residence time, and copper recovery. It was established that the

optimum grind was 80% passing 150 microns. The conditions identified produced a copper rougher recovery of 89.5%. Preliminary tests on molybdenum and gold recoveries were below expectations.

Phase 2 built on Phase 1 work by conducting locked cycle testwork which gave improved recoveries for copper by 5% and molybdenum by 10% using revised reagent schemes and a regrinding circuit.

For Phase 3, pilot plant campaigns, based on the conditions determined in Phase 2 locked cycle tests, were run on two samples representing the feed ore for the first 5 years of operation to explore several possible flowsheet modifications and confirm the reagent schemes developed in Phase 2. The results were an improvement over Phase 2 and showed that approximately 90% of the copper could be recovered in a concentrate at 45% Cu grade. These are higher than the design criteria of 86% recovery and 30% Cu grade used in the 1997 initial feasibility study.

Pilot plant tests showed that a separate marketable molybdenum concentrate could potentially be produced. The pilot plant yielded an overall molybdenum recovery of 52% to a concentrate grading 55% Mo. Compared with the 1997 design criteria, the grade was improved by 5% at the expense of recovery which decreased from 65%. A marketable concentrate requires a minimum grade of 50% Mo.

Gold recovery to final copper concentrate was low at 55% to 59% and was attributed to its occurrence with pyrite which was rejected to tailings.

A significant change in Phase 3 was the elimination of cyanide addition for pyrite depression. Proper and consistent pH control rather than cyanide was found to be effective for pyrite separation from copper.

The pilot plant work also raised a concern on potential high bismuth and fluorine contamination of the concentrate. This was not observed in the earlier work phases.

Thickening and Filtration

Thickening and filtration tests were conducted by vendors on concentrate and tailings generated in Phase 3 pilot plant operation. The concentrate slurry had a stable froth which presented difficulties to settling. Tailings could be settled with moderate amounts of flocculant. Pressure filtration was more effective than ceramic disc filtration on the concentrate.

Recommendations

The pilot plant campaigns demonstrated a possible flowsheet for the recovery of copper and molybdenum concentrates. Further optimization work was recommended particularly to improve molybdenite recovery and gold recovery by separation from pyrite.

MINERAL RESOURCE & RESERVE ESTIMATES

Resource Estimates

The principal resource estimates generated by the Joint Venture over the period 1994 through 1998 and 1999 have been:

- February 1997: a "103-hole block model" used for the "Initial Feasibility Study" or "1997 IFS" (Inverse Distance Squared method, or ID2);
- January 1998: a "150-hole model" (an updated version of the 103-hole model, also estimated by ID2 and Ordinary Kriging);
- March 1999: based on all 176 holes drilled on the property and a revised classification of ore types described earlier in this report, a kriged block model was generated and used as the basis for an updated Initial Feasibility Study completed in July 1999 (the "176-hole model"). This kriged model was a joint effort between BHP and the Issuer and a geostatistical specialist, Isaaks & Company.

All of the resource estimation procedures applied in the generation of the block models since 1997 followed consistent, industry-standard methodologies and incorporated substantial geological inputs for zone interpretation, and modelling of the various ore types identified on the property.

The following table summarises the 150-hole resource model for Agua Rica:

Agua Rica Resource Estimates, March 1999 (150-Hole Model)

MEASURED RESOURCE						*INDICATED RESOURCE*					
Cut-off %CU	Mt	Cu %	Mo %	Au g/t	Ag g/t	Cut-off %CU	Mt	Ct %	Mo %	Au g/t	Ag g/t
0.20	898	0.51	0.032	0.21	1.7	0.20	431	0.37	0.031	0.16	3.1
0.40	522	0.67	0.036	0.25	2.4	0.40	156	0.52	0.038	0.21	3.5
0.70	154	1.00	0.036	0.32	3.1	0.7	11	0.83	0.039	0.32	4.1

INFERRED RESOURCE						*MEASURED + INDICATED*					
Cut-off % CU	Mt	Cu %	Mo %	Au g/t	Ag g/t	Cut-off % CU	Mt	Ct %	Mo %	Au g/t	Ag g/t
0.20	385	0.32	0.031	0.11	2.5	0.20	1,329	0.46	0.032	0.14	2.2
0.40	72	0.49	0.044	0.15	2.4	0.40	678	0.64	0.037	0.24	2.7
0.70	2	0.80	0.032	0.35	3.0	0.7	165	0.99	0.036	0.32	3.2

(Source: Joint Venture)

Mineral Reserves

On the basis of the 150-hole resource model, pit optimization studies were completed using the Meds System Lerchs-Grossman method (the "Dipper" and "Stripper" modules of Meds). The principal input parameters to the pit optimization studies were as follows:

Input Parameters

Input Item, 1998	Unit	Value
Prices		
Copper	US$/lb	US$0.95
Gold	US$/oz	US$350
Silver	US$/oz	US$4.50
Molybdenum	US$/lb	US$3.50
Mill Production Rate	Tpd	68,000
Metallurgical Recoveries		
Copper		85
Gold	All %	46
Silver		60
Molybdenum		70
Internal Cut Off Grade (years 1-12)	Cu	0.40%

Input Item, 1998	Unit	Value
Operating Costs:		
Mining, Fixed	US$/t moved	US$0.65
Incremental mining cost by bench	US$/t moved	US$0.01
Process	US$/t milled	US$3.00
G&A	US$/t milled	US$0.90
Concentrate Transportation	US$/t con	US$47
TCRCs	US$/lb metal	US$0.24/lb Cu US$6/oz Au US$0.45/oz Ag
Royalties	%	3%
Pit Slopes, 3 sectors:		
Bench Height	m	15
Face Angle	degree	60
Catch Berms, every 180 m	m	30 m
Haul Road	m	36
Benching	double	30 m
Minimum pushback width	m	75 m
Dilution & Loss:	Included in 15 m bench composites	

In generating the optimum pit shells, only the Measured and Indicated resource blocks were allowed to generate revenue, the Inferred blocks being assigned as waste with zero values. Furthermore, no block less than 0.40% Cu was allowed to generate revenue in the net value calculations of the optimization routines (i.e., the external cutoff grade). In order to speed up the optimization procedure, the 25 m by 25 m by 15 m resource model blocks were re-blocked to 50 m by 50 m by 15 m.

Optimization of the pit was based on net value calculations to take into account the multiple elements present in the deposit and a block-by-block calculation of total payable value from all the elements, less operating costs, including treatment and smelting costs, provided that the block had at least 0.40% Cu. The Lerchs-Grossman routine calculates the maximum profit pit incorporating the Net Values for all blocks in the model. Waste blocks generate negative dollar value equivalent to the mining costs multiplied by block tonnage. Through an iterative process, a maximum, undiscounted net dollar value is obtained.

Within the ultimate pit design, improved economic results were evaluated by applying varying copper prices from US$0.70 per lb to US$0.90 per lb to produce a series of pit phases. After mine planning to allow for haul roads by phase and by bench, the following combined Proven and Probable Mineral Reserves were obtained:

Agua Rica Proven & Probable Reserves, 68k Case (0.40% Cu Cutoff Grade) 1998

	Proven & Probable					Waste Mt	W/O
	Mt	Cu %	Mo %	Au g/t	Ag g/t		
TOTALS	516.6	0.64	0.033	0.27	4.1	1,109	2.15

Source: Joint Venture 68k Production Report, 1998

In the mine planning and scheduling of these reserves, lower grade material below the 0.40% Cu internal cutoff was stockpiled and retrieved during the latter years of the 22-year mine life.

Additional Information for Development Properties

Open Pit Mining

The basis of the Joint Venture's open pit mining plan was a large-scale truck-and-shovel operation operating at 68,000 tpd over 350 days per year on two shifts. An initial access and development fleet of 218t trucks and hydraulic shovels was scheduled for the initial two years of pre-production to remove approximately 30 mt to expose the Seca and Trampeadero deposits. Once in production, high material movements averaging over 350,000 tpd (ore and waste) in the first 10 years of the operation would be met through a combination of large rope shovels, hydraulic shovels, and a 20-24 unit fleet of 218t trucks An auxiliary fleet of tracked and wheel dozers and other support equipment was also included in the Joint Venture's mine plan. Haul truck cycles were derived for all pit benches by mining phase and input to the Meds System scheduling module.

Underground Mining Alternatives

In the late 1990s, the Joint Venture carried out a study into an underground Block Caving approach to the Agua Rica deposit. The method is capable of high rates of production and relies principally on natural gravity for both fragmentation of the caving ore, and for materials handling of the broken ore as it passes vertically down through a series of raises to a central haulage system. The method has been extensively applied for many years in the Chilean porphyry copper deposits, either as a traditional "grizzly" method or the more modern "zanja y calle" methods using LHD equipment.

Unlike many block cave situations that are accessed via vertical shaft systems for both ore handling and services, the higher grade zones at Seca and Trampeadero can easily be targeted and accessed from the sides of the Quebrada Minas valley thus avoiding a costly and lengthy development period prior to start-up. Other advantages of a block caving approach would be:

- the method does not require handling of ARD waste disposal on surface;
- rapid access and reduced start-up time compared to open pit approach;
- significant savings in capital costs compared to open pit mining;
- since the ore zones can be accessed from adits, no vertical hoisting of material would be required, and an efficient ventilation system would be possible.

Through a geotechnical consulting firm in Santiago, Chile (Ingeroc Ltda.), the caving parameters were established from an analysis of the RQD and Rock Mass Ratings of the Agua Rica ground from which it was concluded that block caving is geotechnically feasible, and that a drawpoint spacing of between 9 m by 9 m for Seca and 10 m by 12 m for Trampeadero would produce optimum caving conditions.

Using the Block Caving modules of Meds System, a Single Lift and Double Lift option were evaluated using the following input parameters:

Input Parameters

Input Item	Unit	Value
Prices		
Copper	US$/lb	US$0.90
Gold	US$/oz	US$350
Silver	US$/oz	US$5.00
Molybdenum	US$/lb	US$4.00
Mill Production Rate	Tpd	50,000
Cutoff Grade	%	0.40%

Input Item		Unit	Value
Metallurgical Recoveries	Copper Gold Silver Molybdenum	all %	85 45 68 48
Operating Costs: Mining Process, G&A Development TCRCs Cu Royalty		 US$/t US$/t US$/t US$/lb %	 US$3.00 US$4.00 US$0.50 US$0.71 US$0.24 3%

Based on a Two Lift option with a First Lift established at the 3105 m elevation and a Second Lift at the 2,940 m elevation, a Proven & Probable Reserve was derived as follows:

50k Block Cave, Proven & Probable Reserve

Mine Life Years	Mt	Cu %	Mo %	Au g/t	Ag g/t
23	410.7	0.63	0.038	0.26	3.52

Below the 2,940 m elevation, an additional Inferred Resource of 210 mt at 0.54% Cu, 0.037% Mo, 0.27 Au g/t, and 3.3 Ag g/t offers the possibility of extending the block cave to a Third Lift (approximately 10 years of additional production).

Processing

Introduction

A process flowsheet has been developed from the three phases of testwork, particularly the pilot plant campaigns, based on a conventional sulphide concentrator. The plant will include a grinding circuit utilizing SAG and ball milling, flotation and dewatering circuits. Separate copper and molybdenum concentrates will be produced.

Process Description

Based on the 1997 feasibility study, the process plant for the Agua Rica Project will be similar to a typical porphyry copper plant, except for the addition of a molybdenum recovery circuit. The required reagents are standard commercial products which are readily available.

Agua Rica ore will be crushed in a single-stage primary crusher then conveyed to the mill site. The ore will be ground through a SAG mill-Ball mill circuit before feeding the copper flotation circuit.

Ground ore will be fed to copper rougher flotation. The rougher concentrate will be reground then upgraded in three stages of cleaning. Both the rougher and first stage cleaner will operate in open circuit with the combined tailings going to the tailings thickener. The concentrate from the first cleaner will be upgraded in the second and third stage cleaners operating in closed circuit to produce a bulk copper concentrate which will contain molybdenum.

The bulk copper concentrate will be processed in the molybdenum flotation circuit consisting of rougher flotation, a regrind, followed by five stages of cleaning to produce a final copper concentrate and a molybdenum concentrate.

Both the final copper and molybdenum concentrates will be thickened then filtered. The copper and molybdenum concentrates will be filtered in-plant. Copper concentrate will be truck hauled to the Belgrano railhead at Chumbicha and railed to the port. Molybdenum concentrate will be truck hauled to a regional smelter facility.

Process Equipment

Standard industry proven equipment has been proposed for the plant. Some new technologies, outlined below, have been developed since the 1997 feasibility study and should be evaluated for possible enhancement of the metallurgical performance.

There have been improvements to flotation cell design, such as the Jameson cell and column cell, for increased recovery through flotation of fine mineral particles. These might be applicable to Agua Rica to minimize losses of fine copper minerals to tailings as observed in the testwork.

Deaerators, such as the Outokumpu FrothBusters, are available to disengage air from the concentrate slurry prior to settling. These might overcome the settling difficulties observed in the pilot plant work to improve settling and overflow clarity. This has the potential of reducing the thickener capacity. In addition, various thickener designs such as the high capacity and E-CAT designs should be investigated for possible reduction in capacity requirements and improved overall operation and costs.

Infrastructure

The infrastructure requirements for a standalone concentrator for the Agua Rica Project as described in the 1997 IFS document include the following facilities:

- Minesite and plantsite access roads from Andalgalá, approximately 28 km long. The area terrain is very rugged and there are opportunities to optimize the routing, particularly using the Potrero valley.
- A 20 km long overland conveyor system to transport ore from the minesite to the plantsite, including a 4 km long tunnel and a conveyor routing tracking the access road. The conveyor is regenerative.
- Tailings dam located at La Isla on the valley floor and approximately 28km south of the plantsite, with reclaim water system.
- Power supply provided by a local utility company, tapped off from an existing 132kV transmission line feeding Andalgalá.
- Fresh water supply provided by a series of well fields located on the valley floor, south of the plantsite. These have still to be confirmed.
- On site maintenance/warehouse, truckshop, administration and laboratory buildings, fuel storage and distribution, water distribution and fire protection and sewage treatment facilities.
- Concentrate filter plant including storage tanks, pressure filters, clarifiers and truck weigh scale.
- Upgrade to existing port facilities, including railcar unloading station, concentrate storage and reclaim facilities to tie into existing ship loading equipment.

No camp accommodation is provided, as personnel will be bussed to the plant and mine site from Andalgalá.

Financial Analysis

In completing this report, Hatch examined several studies completed by the Joint Venture. The 1997 IFS completed by the Joint Venture was based on open pit options of 60,000 tpd and 120,000 tpd feeding concentrators at two alternative locations. In 1999, this study was reviewed by Minproc who suggested a number of improvements to reduce capital costs. Around the same time, a scoping level study into an alternative underground mining scheme (the block cave) was completed in 1998. Also

in 1999, BHP evaluated a 68,000 tpd open pit option with an alternative plant site. Bechtel then completed a scoping level study of an overland conveyor system for the revised Agua Rica plant site location. In the period from December 2001 to June 2002, the Argentine peso underwent rapid devaluation, which has had a significant effect in reducing local costs (ie, in pesos).

For the financials in its report, Hatch examined a standalone case of an open pit and concentrator combination processing 68,000 tpd of ore (the 68k Case). Cost inputs for this financial evaluation have been taken from information developed in the earlier Joint Venture studies, adjusted and updated for current cost and exchange conditions in Argentina.

Capital and Operating Cost Estimates

Capital and operating cost estimates for the updated Hatch 68k Case have been developed as follows:

- 1997 IFS estimates form the basis of the cost inputs, with unit rates updated for current Argentine construction and operating labour, concrete and steel erection;
- Overland conveyor capital costs have been taken from the 1999 Bechtel study. The overland conveyor routing from the mine site to the plant site was determined from 10 m contour maps of the site, with estimates, not supported by geotechnical investigations, for the relative amounts of rock deemed rippable and that requiring blasting. Tunneling costs were based on typical rates for the region;
- Costs for the on site buildings have been updated using recent actual constructed costs for similar size facilities for a project in Peru that Hatch is involved with currently;
- Costs for consumables have been updated using consumption rates reported for the pilot plant testwork and recent budgetary costs;
- Costs for seafreight have been based on current published data for the Alumbrera operation. Unit rates for power, road and rail transportation have not changed.
- Mining costs for the 68k open pit operation have been based on the current published unit rates for Alumbrera.
- An operating cost factor of 0.89 was applied to the total operating cost estimates to account for lower cost components. This was based on recent published data for Alumbrera where actual costs for 2002 were 11% lower than planned, an experience considered appropriate for this 68k case at Agua Rica.

The capital and operating cost estimates for the 1997 IFS 60,000 tpd and 120,000 tpd concentrator, the 1999 BHP updated 68,000 tpd concentrator, and the updated Hatch case are summarized on the following page (some original BHP estimates for the 120k case not available and shown for reference only):

Capital Cost Estimates for Production Alternatives (Millions US$)

Capital Cost Estimate	Units	Standalone concentrator	Standalone concentrator	Standalone concentrator	Standalone concentrator
		IFS 60k BHP	IFS 120k BHP	68k BHP	68k Hatch
Plantsite, roads	US$M	18.4		40.4	45.9
Mine access road	US$M	Incl		23.3	9.6
Crushing	US$M	12.9		Incl	7.8
Overland conveyors, tunnels	US$M	131.5		57.4	41.5
Concentrator	US$M	123.6		103.9	114.0

Capital Cost Estimate	Units	Standalone concentrator	Standalone concentrator	Standalone concentrator	Standalone concentrator
		IFS 60k BHP	IFS 120k BHP	68k BHP	68k Hatch
Power supply, distribn	US$M	18.7		22.9	17.1
Ancillary buildings	US$M	14.2		Incl	14.1
Tailings impoundment	US$M	30.4		5.3	5.5
Water supply, distribn	US$M	47.3		60.6	12.0
Mobile equipment, water treatment plant	US$M	2.3		Incl	5.6
Port site	US$M	10.0		10.0	8.8
Mine equipment	US$M	112.6		116.7	100.3
Mine preproduction	US$M	20.8		approximately 13.0	43.8
Total direct costs	US$M	542.6		449.8	441.5
Indirect costs	US$M	219.0		160.9	103.9
Contingency	US$M	119.2		95.9	76.5
Owners costs	US$M	33.7		32.9	20.2
Total expansion cost	US$M	-	378.5	-	-
Total capital costs	US$M	914.5	1293.0	743.2	625.6

Operating Cost Estimates (Million US$)

Mining	US$/t moved	0.58	0.48	0.57	0.71
Strip ratio		2.35	1.80	2.27	2.48
Mining	US$/t ore	1.95	1.35	1.86	2.34
Process	US$/t ore	3.41	3.08	2.99	2.93
General and administration	US$/t ore	0.64	0.37	0.59	0.56
Total mine site	US$/t ore	6.00	4.80	5.44	5.83
Transport, marketing	US$/t ore	0.63	0.55	Incl	0.30
Ocean freight	US$/t ore	0.45	0.38	1.16	0.45
Total operating cost	US$/t ore	7.08	5.74	6.60	6.58
Adjusted Operating Cost/ t Ore					5.86

Taxes and Fiscal Regime

The fiscal regime and conditions presented in the 1997 IFS are still valid. After the devaluation of the Argentine peso in January 2002, the Senate introduced a resolution supporting the continuance of a "Fiscal Stability Regime".

The key taxation criteria incorporated into the preliminary cash flow model are as follows:

- Income tax rate of 33%
- No import taxes or duties on capital goods, equipment or spares

- 100% depreciation of capital assets allowed over three year period. Straight line depreciation was utilized in the model.

SAN JORGE PROJECT

The Issuer holds an indirect 85% interest in the San Jorge Project, a copper/gold property near Mendoza, Argentina. Argentina Mineral Development ("AMD") holds a 15% interest, redeemable in exchange for a net smelter returns royalty subject to certain conditions.

The San Jorge Project is located approximately 90 kms northwest of Mendoza, Argentina and 250 kms northeast of Santiago, Chile. The project consists of seven mining concessions (covering about 5.5 km^2) and 35 mineral claims (covering about 102 km^2). The purchase price for the seven concessions was US$4.015 million. During 2000, the Issuer expended $414,000 in exploration and development expenses on the San Jorge Project (compared to $1.7 million in 1999). In the fiscal year ended December 31, 2000, the Issuer wrote down the San Jorge Project by $22.027 million due to continuing low metal prices. The property remains in good standing.

The information of a scientific and technical nature on the San Jorge Project provided herein was prepared under the supervision of Dean MacDonald, PhD. P. Geo., a "qualified person" under National Instrument 43-101.

Location and Access

The San Jorge property is located approximately 90 kms northwest of the city of Mendoza in Mendoza Province, Argentina and 250 kms northeast of Santiago, Chile. The property is accessed from the paved Mendoza-Santiago highway to the town of Uspallata and then 40 kms north on a good gravel highway along the Uspallata valley. The property is at an elevation of 2,500 m and the deposit occurs as a small hill surrounded by flat alluvium plains.

History

Several test pits were dug at San Jorge in the 1960s to investigate outcropping copper-oxide mineralization and, in 1964, Compania Minera Aguilar ("Aguilar") optioned the property. Over the next four years, Aguilar completed approximately 950 m of trenching, 111 kms of induced polarization geophysical surveys ("IP") and 32 drill holes for 4,894.5 m of core. Exploraciones Falconbridge Argentinos ("Falconbridge") optioned the property in 1973 and drilled six holes for 1,126 m. Falconbridge also sent samples for metallurgical testing.

The property was optioned to RAA in 1992 and, between 1993 and 1995, 45 reverse circulation holes for a total of 5,518 m and two core holes totalling 165 m were drilled. In 1994, metallurgical testing of oxide mineralization from various cutting samples and of an enriched zone was conducted. From 1994 to 1996, 43 reverse circulation holes were drilled for 3,942 m and eight lines totalling 17.6 kms of IP were surveyed over and beyond the mineralized outcrop. The property was purchased in 1995 by GMA Holdings S.A. ("GMA"), an indirect subsidiary of the Issuer. Between September 1995 and February 1996, a 5,746 m drill program was conducted on the property. From this drilling, samples were taken for metallurgical testing.

In March 1999, GMA and AMD, an associate of Climax Mining of Australia, entered into an agreement pursuant to which both companies agreed to contribute their property holdings and mining rights in San Jorge and the surrounding area to a newly formed holding company of which GMA owns 85% and AMD owns 15%. AMD's 15% interest is redeemable in exchange for a 2% net smelter return royalty on the mine developed if the newly formed holding company produced a feasibility study within three years, obtained financing within another year and committed to construction of a mine within another six months. If AMD's interest were redeemed, GMA would own 100% of Minera San Jorge SA.

Geology and Mineralization

San Jorge mineralization consists of a porphyry copper-gold deposit. Mineralization at San Jorge trends northeast and occurs in four approximately horizontal but irregular layers, from top to bottom as follows:

Leached:	A leached cap with copper grades averaging 0.15% copper or less, primarily as green and black copper oxides that should be amenable to dump leaching.
Oxide:	Best developed along the western contact of the granite porphyry with the clastics containing malachite, chrysocolla, tenorite and pitch limonite with grades averaging approximately 0.5% copper and 0.25 Au g/t at a 0.1% copper cut-off.
Enriched:	Associated with areas of intense faulting and repetitive water recharge, and occurs as sooty and steely chalcocite, covellite, digenite and subordinate chalcopyrite averaging approximately 0.7% copper and 0.20 Au g/t at a 0.1% copper cut-off.
Primary:	Three high-grade areas have been defined in clastics sedimentary units. Good copper grades in both sedimentary and intrusive rocks have been detected to a depth of 495 m below surface. Copper occurs dominantly as chalcopyrite with very minor bornite. At a 0.4% copper cut-off, the primary mineralization has an average grade of 0.5% copper and 0.2 Au g/t.

Gold occurs in native form and uniformly grades 0.2 Au g/t throughout the copper deposit. Silver distribution is approximately proportional to copper grade and averages 3.5 Ag g/t overall.

Exploration

Drilling by GMA and AMD has encountered indications of additional copper mineralization to the northeast, east and southeast of the main San Jorge deposit in a similar geologic setting to the main San Jorge deposit.

Areas to the east and southeast of San Jorge, within the expanded property area, contain large IP chargeability anomalies that coincide with anomalous copper-bearing, intercepts in the core of a reconnaissance drill hole, indicating potential for satellite copper systems similar to the San Jorge deposit. The Issuer is currently evaluating the potential for exploring for and developing additional resources in the satellite areas. However, limited work is planned for 2003 in light of the continued poor metal prices.

MANTUA PROJECT

The Issuer holds an indirect undivided 50% interest in the gold/copper Mantua Project in Cuba. Geominera S.A. ("Geominera"), a Cuban company formed by the Cuban Ministry of Basic Industry for the purpose of holding mineral rights and entering into agreements with foreigners for the development of such mineral rights, holds the remaining 50% interest in the project.

The Issuer acquired all of the outstanding shares of Minera Mantua Inc. ("MMI") from a group of vendors, including Miramar, in 1995. When it acquired MMI, through Minera Cobre S.A., the Issuer had a 50% working interest in the Mantua Project.

The 50% working interest in the Mantua Project was acquired pursuant to an agreement with Geominera dated August 13, 1993 (the "Cobre Association Agreement"). The Cobre Association Agreement and the related articles of incorporation are the constating documents of Cobre Mantua S.A. ("Comantua"), a Cuban joint enterprise corporation, the shares of which are allocated on a 50/50 basis between Geominera and the Issuer's indirect subsidiary, Minera Cobre S.A.

Geominera's contribution to the joint enterprise was the exclusive right to explore, develop, mine and exploit the Mantua Project, and all previous studies and investigations relating to the Mantua Project. The Issuer's contribution included a feasibility study on the Mantua Project prepared in 1993 and an

initial cash contribution of US$20,000. Profits of the joint enterprise are to be distributed 50% to Cobre Mantua S.A., the Issuer's subsidiary, and 50% to Geominera. Pursuant to the Cobre Association Agreement, the Issuer was required to negotiate and obtain all financing necessary for the commercial development of the Mantua Project by June 30, 1995. Geominera subsequently agreed to waive the June 30, 1995, date provided that Cobre Mantua S.A. obtained financing to develop the Mantua Project.

Under the Cobre Association Agreement, Comantua is entitled to the total net income (after satisfaction of all current obligations in respect of third party financing) of the Mantua Project during the first two years of operations of any mine, in repayment of advances made by it to the joint enterprise. If any advances remain outstanding at the end of that two-year period, Comantua will continue to be entitled to no less than 75% of the net income of the Mantua Project until all such advances are repaid. All major decisions of Comantua require the approval of the representatives of each of Geominera and the Issuer; however, all ordinary operating decisions are made by the operations manager who is appointed by the Issuer for a specified period of time.

Efforts continued in 2002 to arrange financing for a bankable feasibility study for the copper mining phase of the Mantua Project. The Issuer's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing. In August 2001, the Issuer optioned its interest in the project to Barytex, an arm's length third party, which assumed the carrying costs of the project and committed to raising adequate financing and to complete a bankable feasibility study on the project within 18 months. In April 2002, Barytex announced that it was unable to secure the necessary financing to complete the feasibility study on suitable terms and terminated the option. A portion of the unpaid carrying costs previously assumed by Barytex was settled by the optionee through the issuance of common shares in the capital of Barytex to the Issuer. In September 2002, the Issuer granted an option on its interest in the Mantua Project to Newport pursuant to which Newport assumed the carrying costs of the project and issued 400,000 common shares to the Issuer at a deemed price of $0.26 per share. Pursuant to the terms of the Royalty and Proceeds Interest, Miramar received 200,000 of these shares.

To maintain the option:

(a) Newport is required to assume and pay the carrying costs relating to the Mantua Project up to a maximum of US$20,000 per month. The carrying costs have been invoiced at monthly intervals, but payment has not yet been received by the Issuer; and

(b) Newport is required to complete a program of sampling for metallurgical test work by December 9, 2003, in order to complete a bankable feasibility study, to a maximum cost of US$750,000.

If the Issuer secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer. The Mantua Project is subject to approximately US$28 million in subordinated debt owed to the Issuer and the 2.5% net smelter returns and proceeds royalty in favour of Miramar. See "Business of the Issuer - General Description of the Business - Three Year History". Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Issuer by Geominera. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving the Issuer with the remaining US$14 million of the subordinated debt. Upon full exercise of the option of the shares in the Mantua Project, Newport agrees to assume the Issuer's obligations under the Royalty and Proceeds Interest in respect of the Mantua Project.

The information of a scientific and technical nature on the Mantua Project was prepared under the supervision of Callum Grant, P. Eng of Hatch, a qualified person as defined in National Instrument 43-101.

Property Description, Location and Access

The Mantua Project property contains a secondarily enriched copper deposit. It is located in Pinar del Rio Province, western Cuba, 240 kms from Havana. The property consists of an 8 km^2 production concession and an adjoining 11.2 km^2 area of interest. The site is reached via a four-lane highway from Havana to Pinar Del Rio, which is 65 kms east of Mantua. A paved secondary road then links with the site.

History and Exploration

In the early 1960s, workers from the Instituto de Recursos Minerales, a Cuban government agency, explored the Mantua copper deposit. In 1964, copper mineralization was discovered beneath an iron rich gossanous cap by an exploration program, including drilling, supervised by Soviet geologists. In 1992, Marc Rich & Co., a United Kingdom-based investment firm, completed an additional 12 drill holes, geotechnical investigations and metallurgical test work.

In late 1993, the Issuer, through Minera Cobre S.A., commenced detailed investigations, including an additional 13 drill holes, bulk sampling and metallurgical testing. An 11 t metallurgical sample was collected from one of the test shafts for metallurgical testing. A preliminary metallurgical scoping study was completed in the latter part of 1993 on material collected from one drill hole and a metallurgical test program was commenced in February 1994 on material from the 11 t bulk sample.

In the summer of 1994, Minera Cobre S.A. drove a 145 m exploration tunnel to access the ore body, and, in September and October 1994, extracted 600 t of material for pilot scale metallurgical testing. A pilot plant was operated using material extracted from the tunnel. Pilot plant operations were conducted in two phases, in November and December 1994 and from January to March 1995. Results of these operations confirmed the viability of the preferred processing method.

In 1995, Minera Cobre S.A. identified significant gold values in the gossan cap overlying the main copper deposit, as well as payable gold credits in the copper ore itself, and a zone of anomalous gold values parallel to the copper deposit. A program of work to evaluate the potential for an economic gold operation to recover gold values from the gossan cap was commenced in February 1995. A total of 65 drill holes were completed, delineating a zone of potentially commercial gold values over the centre of the copper deposit. Metallurgical testing has demonstrated the amenability of this material to conventional heap leach recovery methods.

In 1996, a regional exploration program was initiated to identify additional gold occurrences in gossans, saprolites and regional shear structures. In excess of six hundred surface samples were taken throughout the region and some minor gold occurrences were identified.

Drilling in 1997 involved two main phases that included nine diamond drill holes for 655 m and eight diamond drill holes for 684.7 m, respectively. Both programs were primarily designed to define the distribution of near surface, gold gossan; however, the second program included two deep holes. Late in the year, a single hole was drilled to collect a metallurgical sample.

Geology and Mineralization

The Mantua copper deposit is a secondary enrichment of copper mineralization produced by the weathering of primary sulphide mineralization of volcanogenic-exhalative origin. Copper has been leached from trace amounts of sulphide copper mineralization (chalcopyrite) and re-deposited beneath a gold-rich gossanous cap.

Primary sulphide mineralization, both massive and disseminated, occurs within a 50 to 100 m thick sequence of inter-layered basic volcanic rocks, shale, siltstones and sandstones. Folding and thrust faulting in the Late Mesozoic was focused between the more competent limestone units causing extensive shearing and brecciation of the volcanic and sedimentary sequence.

The folding of the Mantua and surrounding area rocks is interpreted as a broad syncline and anticline defining an open "S" shape. The eastern limb of the syncline contains the majority of the mineralization defined by drilling. The Mantua copper deposit forms an elongate lens with a northeast to southwest strike, concordant with the enclosing formations. The deposit dips 50 to 70° to the west and has a strike length of 1,300 m.

Unoxidized mineralization is dominated by pyrite, with some chalcopyrite and sphalerite. The leached cap oxide zone is composed of lateritic iron oxides with essentially no copper content. The supergene zone below this leached cap consists mainly of chalcocite, with cuprite, covellite and some native copper. The secondary-enriched copper zone can be divided into three distinct ore types that may be segregated during mining operations.

ALUMBRERA ACQUISITION

Purchase Agreement and Other Contracts

Purchase Agreement, the Acquisition Companies and Proposed Ownership Structure

Pursuant to the terms of a purchase agreement effective as of April 2, 2003 (the "Purchase Agreement"), Rio Algom agreed to sell to Wheaton and the Issuer all of its and its affiliates' interest in the company which owns and operates the Alumbrera Mine, a gold/copper mine in the Catamarca Province, Argentina. On closing of the Alumbrera Acquisition on June 24, 2003, the Issuer and Wheaton each acquired an indirect 12.5% ownership interest in MAA, a branch registered under the laws of Argentina of Minera Alumbrera Limited, a company incorporated under the laws of Antigua and Barbuda.

The corporate structure put into place to effect the Alumbrera Acquisition involved Wheaton and the Issuer each organizing a company, incorporated under the laws of Canada, in the case of Wheaton ("WRM Canco"), and the laws of the Province of British Columbia, in the case of the Issuer ("NNO Canco"). Wheaton holds directly or indirectly 100% of the ownership interest in WRM Canco and the Issuer holds directly or indirectly 100% of the ownership interest in NNO Canco. Each of WRM Canco and NNO Canco holds a 50% ownership interest in a newly incorporated acquisition company incorporated under the laws of Canada ("Can Acqco"). Each of WRM Canco and NNO Canco holds directly 100% of the ownership interest in two companies organized under the laws of the Cayman Islands ("WRM Cayco" and "NNO Cayco", respectively). WRM Cayco and NNO Cayco each hold 50% of the ownership interest in a newly incorporated acquisition company organized under the laws of the Cayman Islands ("Cayman Acqco").

Cayman Acqco purchased from Rio Algom all of its shares in the capital of Musto Explorations (Bermuda) Limited ("MEB"), which amount to a 50% ownership interest in MEB. Canada Acqco purchased subordinated debt currently owed to Rio Algom by MAA in the amount of US$71.5 million. Cayman Acqco acquired 50% of MEB and, indirectly, 25% of MAA. The Issuer therefore holds, indirectly, 12.5% of the ownership interest in MAA.

Set out below is a chart illustrating the foregoing ownership structure.


Wheaton River
Minerals Ltd. ("Wheaton")
(Ontario, Canada)
Northern Orion Resources Inc.
(British Columbia, Canada)
100%
100%
Wheaton River Canada
Pampas Ltd. ("WRM Canco")
(Ontario, Canada)
50%
50%
Northern Orion
Canada Pampas Ltd. ("NNO
Canco")
(British Columbia, Canada)
100%
Canada
Pampas Ltd. ("Can Acqco")
(Canada)
100%
100%
Wheaton River Cayman
Pampas Ltd. ("WRM Cayco")
(Cayman)
Northern Orion Cayman
Pampas Ltd. ("NNO Cayco")
(Cayman)
Cayman Pampas Ltd.
("Cayman Acqco")
(Cayman)
50%
50%
50%
Wheaton River (Cayman
Islands) Ltd. ("Wheaton
Cayman")
(Cayman)
50%
Musto Explorations (Bermuda)
Ltd. ("MEB")
(Bermuda)
50%
Minera Alumbrera Limited
("MAA")
(Antigua)

The Purchase Price; Vendor's Buy-Back

The total consideration for the Alumbrera Acquisition was US$180 million, of which the sum of US$71.5 million was allocated to the loan rights to be assigned to Can Acqco. Rio Algom agreed that a portion of the purchase price to be paid by Can Acqco and Cayman Acqco on behalf of Wheaton and the Issuer could be deferred (up to the amount of US$30 million in the case of the Issuer) to be evidenced by a loan from Rio Algom to NNO Canco. The loan payable by NNO Canco matures on May 30, 2005, bears interest on the principal amount up to and including US$25 million at the annual rate of 3-month LIBOR plus 2% and on the outstanding principal amount in excess of US$25 million at the annual rate of 3-month LIBOR plus 5% (10% in the event of default), and is evidenced by a promissory note in favour of Rio Algom. As security for the payment of any such deferred amounts owed by NNO Canco, Rio Algom has taken security over: (i) all shares in Can Acqco; (ii) all shares in Cayman Acqco held by NNO Cayco and debt owed by Cayman Acqco to NNO Cayco; and (iii) all shares in and debt owed to NNO Canco by NNO Cayco. In addition: (a) the Issuer guaranteed the loan made to NNO Canco and is directly liable to Rio Algom for payment of any amount in default and interest payable thereon at an annual rate of 3-month LIBOR plus 10% from time to time (after as

well as before judgment) for the period from and including the due date to but excluding the date upon which such amount together with all interest on it is paid in full; and (b) a limited recourse guarantee was granted by NNO Cayco in favour of Rio Algom pursuant to which NNO Cayco guarantees the indebtedness of NNO Canco to Rio Algom. The guarantee is supported by a pledge of shares and debt in Cayman Acqco. In the event that NNO Canco fails to pay its share of the deferred purchase price, Wheaton has the option to purchase the debt comprised therein, with the consideration being payment to Rio Algom of the remainder of the deferred purchase price owed by NNO Canco.

The Alumbrera Interests

The project finance in connection with the Alumbrera Mine is currently comprised of three senior loans and four subordinated loans provided by MAA's shareholders and their affiliates. Rio Algom was party to a common security agreement (the "Common Security Agreement") dated as of February 26, 2003, between MAA, all of its lenders and the other parties thereto. The Common Security Agreement provides for a common security package for the rateable benefit of the senior lenders, including a pledge of the shareholders' and their affiliates' shares in and subordinated loans to MAA, and a grant of security interests in all material Alumbrera Mine assets. In addition, the Common Security Agreement includes the common representations, warranties and covenants relating to the Alumbrera Mine, common security matters including intercreditor arrangements, common conditions precedent to initial and subsequent disbursements of senior loans and common events of defaults and remedies. Rio Algom was also party to the Transfer Restrictions Agreement dated as of February 26, 1997, between MAA, its shareholders, various lenders and the other parties thereto (the "Transfer Restrictions Agreement"). The Transfer Restrictions Agreement contains the primary restrictions on transfers of debt and equity interests in MAA. As a general rule, unless specifically permitted, any transfer of ownership interests or subordinated debt requires the consent of the supermajority lenders (senior lenders representing more than 75% of the outstanding principal amount of senior debt) and Export-Import Bank of the United States.

Pursuant to the terms of the Purchase Agreement, Rio Algom sold all of its direct and indirect interest in the Alumbrera Mine to Wheaton and the Issuer, including, without limitation: (i) certain assigned loan rights in connection with debt currently owed to it by MAA, including its rights and obligations under certain financing documents (including the Common Security Agreement and the Transfer Restrictions Agreement described above); (ii) the shares in the capital of MEB, including the rights and obligations under the MAA Shareholders Agreement, which were originally those of its subsidiary, Rio Algom Investments Inc.; and (iii) its rights and obligations under certain other agreements relating to its interest in MEB, including a shareholders agreement governing the affairs of MEB (together, the "Alumbrera Interest").

MEB Shareholders' Agreement

In connection with the Alumbrera Acquisition, the MEB Shareholders' Agreement has been amended so that the parties to it are NNO Canco, NNO Cayco, the Issuer, WRM Canco, WRM Cayco, Wheaton Cayman, Wheaton, Wheaton River (Alumbrera) Ltd., Can Acqco, Cayman Acqco and MEB. The amended MEB Shareholders' Agreement governs the rights and obligations that each of the Issuer and Wheaton, through their subsidiaries, will have in respect of each other as the beneficial owners of 25% and 75%, respectively, of the issued and outstanding shares of MEB.

The amended MEB Agreement includes the following provisions:

1. *General Restriction* - Except as provided in such agreement, none of the parties or their affiliates shall directly or indirectly sell, assign, transfer or otherwise deal with any equity securities in the capital of or shareholders' loans made to any of them or any equity securities of MAA.

2. *Right of First Offer* - Except for certain dispositions expressly permitted by such agreement, and subject to certain prescribed conditions being fulfilled, the Issuer and its affiliates (the "Issuer's Group") and Wheaton and its affiliates (the "Wheaton Group") shall have a right of first offer should any party or parties in the other group (the "Selling Group") wish to dispose of all (but not less than all) of the equity securities of (and, if applicable, shareholders' loans made to) any or all of the Acquisition Companies, MEB and MAA, such right to be exercised within 30 days after the receipt of the offer made by the Selling Group and only with respect to the entire interest proposed to be disposed of. Notwithstanding the foregoing, if the interest to be disposed of consists of equity securities and shareholders' loans presently held by the Wheaton Group (before the Alumbrera Acquisition), such interest shall first be offered to Can Acqco or Cayman Acqco, as appropriate, which shall be considered for all purposes of such agreement not to part of the Selling Group and in respect of which the Issuer has waived any conflict of interest applicable to Wheaton's board nominees.

3. *Directors of MEB* – The board of directors of MEB will consist of four directors (subject to an increase in number in certain circumstances), with each of the Issuer and Wheaton being entitled from time to time to elect that percentage of members of the MEM board which is most nearly equal to the percentage direct and indirect interest of the Issuer's Group or the Wheaton Group, respectively, in the outstanding common shares of MEB and provided that (i) the group with the larger interest shall at all times be entitled to elect at least a simple majority of the MEB board, and (ii) so long as a group directly and indirectly holds more than 20% of the outstanding common shares of MEB, it shall be entitled to elect at least one director to the MEM board.

4. *Directors of Acquisition Companies* - The board of directors of Can Acqco and Cayman Acqco (the "Acquisition Companies") shall consist of four and six directors, respectively (subject to an increase in number in certain circumstances), with each of the Issuer and Wheaton being entitled to elect that percentage of the members of the board which is most nearly equal to the percentage direct and indirect interest of the Issuer's Group or the Wheaton Group, respectively, in the outstanding common shares of such Acquisition Company. The quorum requirements and other relevant provisions are similar to those set out in the preceding paragraph, save that the chairman (appointed by Wheaton) shall have a casting vote.

5. *Fundamental Changes – MEB* - Certain fundamental changes relating to the business and affairs of MEB will require the unanimous consent of the directors of MEB, namely (i) the sale of any equity securities of or shareholders' loans made to MAA or of any other material property or assets of MEB; (ii) except as contemplated in such agreement, the issuance of any equity securities of or shareholders' loans made to MEB unless to the Issuer's Group and the Wheaton Group *pro rata* to their respective direct and indirect holdings of MEB common shares and for the same consideration; (iii) any debt financing, other than shareholders' loans made to MEB as contemplated in such agreement; (iv) the redemption, repurchase, repayment or retirement of any outstanding equity securities of or shareholders' loans made to MEB or the declaration or payment of dividends or distributions to MEB's shareholders unless on a *pro rata* basis or in accordance with the distribution policy agreed upon from time to time by the Issuer and Wheaton.

6. *Fundamental Changes – Acquisition Companies* - Certain fundamental changes relating to the business and affairs of each of the Acquisition Companies will require the unanimous consent of its directors, namely (i) the carrying on of any business or activity which is not related to the Alumbrera Mine or its direct or indirect interests in MEB; (ii) the sale of any equity securities of or shareholders' loans made to MEB or of any other material property or assets of MEB; (iii) any winding-up, liquidation or reorganization or any amendment to its charter or by-laws; (iv) the subdivision, consolidation or reorganization of any of its shares;

(v) the entering into of any material related party transaction; (vi) except as contemplated in such agreement, the issuance of any equity securities of or shareholders' loans made to such Acquisition Company unless to the Issuer's Group and the Wheaton Group *pro rata* to their respective direct and indirect holdings of the common shares of such Acquisition Company and for the same consideration; (vii) any debt financing, other than shareholders' loans made to such Acquisition Company as contemplated in such agreement; and (viii) the redemption, repurchase, repayment or retirement of any outstanding equity securities of or shareholders' loans made to such Acquisition Company or the declaration or payment of dividends or distributions to its shareholders unless on a *pro rata* basis or in accordance with the distribution policy agreed upon from time to time by the Issuer and Wheaton.

7. *Management of MAA* - Pursuant to section 2.01 of the MAA Shareholders' Agreement, the MAA board of directors shall consist of four members, two of which shall be nominated by MIM and two of which shall be nominated by MEB. The chairman (appointed by MIM) shall have a casting vote. The MAA Shareholders' Agreement also stipulates that certain fundamental actions can only be taken with the unanimous consent of the directors of MAA. Each of the Issuer and Wheaton shall be entitled to nominate one such director, provided that the right of the Issuer to nominate one such director shall terminate on the earliest to occur of the following: (i) the Wheaton Group shall directly or indirectly hold more than 50% of the outstanding common shares of either Acquisition Company; (ii) the Wheaton Group shall directly or indirectly hold more than 75% of the outstanding common shares of MEB; (iii) the Issuer's Group shall cease to hold directly or indirectly at least 50% of the outstanding common shares in the capital of either Acquisition Company; (iv) the Issuer's Group shall cease to hold directly or indirectly at least 25% of the outstanding common shares of MEB; and (v) the Issuer shall commit a breach of its covenant, made in the amended MEB Shareholders' Agreement, that the Issuer's nominee on the MAA Board shall vote in such manner as shall be directed by Wheaton, acting reasonably and after Wheaton has provided to the Issuer a reasonable opportunity for consultation.

ALUMBRERA MINE

The information of a scientific and technical nature on the Alumbrera Project was prepared under the supervision of B. Terrence Hennessey, P. Geo and Harry Burgess, P. Eng of Micon International Limited "Micon" and is derived from a report titled "Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina" dated May, 2003.

Property Description and Location

The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

- an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca; a 316 km concentrate slurry pipeline through Catamarca and Tucumán Provinces;
- a 202 km, 220 kilovolt power line from the project's substation at El Bracho, Tucumán;
- a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and
- a port, handling facilities and train maintenance facilities at San Martin near Rosario, Santa Fé.

The open pit mine is located on a 600 ha mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kms northwest of Buenos Aires. The mining lease granted to MAA encompasses all mineralized areas of the deposit. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 ha. The mine is located in a valley west of the easternmost range of the Andes at an elevation of 2,600 m above sea level.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kms to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kms by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martin, Rosario in the Province of Santa Fé. The port operation and maintenance facilities are contained within a 12 ha lease which includes a rail-switching yard with approximately 8,200 m of rail. Port facilities include a rail car unloading building and 50,000 t storage shed.

All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 km^2 national mineral reserve and are owned and administrated by Yacimientos Mineros de Agua de Dionisio ("YMAD"), a quasi-government mining company. The 20-year mining lease that encloses the Alumbrera Mine was granted to MAA by YMAD pursuant to an agreement (the "UTE Agreement") in April 1994, as amended in February 1997. The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of the facilities and infrastructure revert to YMAD after completion of operations.

Royalties

MAA is required to pay a 3% royalty (the "Boca Mina Royalty") to the provincial government of Catamarca. The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions. MAA commenced payments of the Boca Mina Royalty in 1998. MAA has reported that its calculation of the Boca Mina Royalty in its life-of-mine plan cash flows is the equivalent of a 2% charge against revenue after deduction of offsite smelting and refining charges.

Under the terms of the UTE Agreement, MAA is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery to begin in the fiscal year following the one in which positive net proceeds are realized. To date, no payments have been made. However, pursuant to an amendment made to the UTE Agreement in 1997, MAA has paid an advanced royalty of US$10 million toward the 20% royalty. An additional balance of 2 million pesos has been paid in the fiscal year ending June 30, 2003.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Alumbrera is about 1,100 kms northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucumán. Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kms northeast of the town of Belen and approximately 50 road-kms northwest of Andalgalá. The project is served by air and all-weather roads. MAA has scheduled flights to and from Tucumán and the mine site, and bus transport to and from both Catamarca and Tucumán. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, either to or from the mine site every month. An internal bus service runs on a continual schedule, transporting personnel to and from job sites, accommodation and recreation facilities within the mine site.

The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert. The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated. Average temperature is 17°C to 18°C and average minimum and maximum temperatures range between 8°C and 10°C and 22°C and 27°C. Temperatures can be as low as minus 10°C in the winter and as high as 40°C in the summer. Average mean rainfall is 160 mm, occurring predominantly during the months of December through March. Light snows can occur in July.

Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops. Site facilities include two accommodation camps, catering, medical and indoor and open-air recreation facilities. The mine's main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30 km pipeline. The mine maintains a 1.7 million m^3 water reservoir. A 202 km long 220-kilovolt power line provides electrical power to the

mine site from a substation at El Bracho, Tucumán. The power line, with 530 transmission towers, was constructed to provide access to the national power grid.

Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest (1,900 m by 1,200 m) surrounded by ridges formed mostly by andesitic breccia of the Farallon Negro volcanics. The floor of the bowl covers an area of 2.5 kms^2. It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered "surface rind" of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.

History

The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century. Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges of the present mine area. In 1950, the Alto la Alumbrera veins were sampled by the government for copper and gold. In 1961, the map on which "Bajo de la Alumbrera" is mentioned for the first time was published. In 1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted. In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short drill holes for a total depth of 226 m.

From 1973 to 1976, YMAD requested that the national government carry out more detailed studies. The government, through the NOA MINERO (Argentine Northwest Mining) Plan of the National Service of Mining and Geology, carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program. Drilling was completed over several years with 5,000 m drilled in 1974 and 1975 and 1,000 m drilled in 1976. YMAD carried out resource mapping and evaluation from available drill holes. From 1975 to 1982, the United Nations supervised the ongoing exploration program. YMAD and a military manufacturer continued intermittent drilling to complete a total of 18,970 m and 71 drill holes for the period 1968 to 1981.

From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone. An additional 1,283 m of drilling, averaging 50 m per hole, was completed. Feasibility studies were prepared in 1986 and 1988.

From 1992 to 1993, another feasibility study was conducted. Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology. A geology and metal grade block model of the deposit was generated.

In October 1994, MAA completed a 20-hole, 8,000 m diamond drillhole program. Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life. In 1995, MAA commenced mining activities in the mine area. In August 1997, project commissioning commenced with the processing of the first ore from the mine. In December 1999, the mine achieved production and performance tests under terms of project financing.

MEB negotiated an interest in the project from YMAD in 1990, establishing MAA as the entity to exploit the deposit in 1993. MIM purchased a 50% interest in MAA in 1994. MEB, with a 50% remaining interest in MAA, was subsequently acquired by Rio Algom and North Ltd. in 1995. Rio Tinto plc (''RTP'') acquired North Ltd. in August 2000. Billiton acquired Rio Algom in October 2000. BHP and Billiton merged during 2001 to form BHP Billiton. Wheaton purchased RTP's 25% share in March 2003.

GEOLOGICALSETTING

Regional Geology

Alumbrera was emplaced in the late Miocene Farallón Negro - Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas. This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene. The Farallón Negro complex lies near the boundary of nearly flat and 30° east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50 km right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallón Negro centre.

Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them. The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament. The Farallón Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kms high and approximately 16 kms in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites. Volcanism was followed by the emplacement of the mineralization-related dacite porphyries. The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Deposit Geology

The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallón Negro volcano. The intrusion-generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks. Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining. Rocks exposed at surface were originally at depths of approximately 2.8 kms and at 0.6 to 0.8 kilobars lithostatic pressure.

The Farallón Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite. The remaining 10% is comprised of lithic and non-porphyritic flow units.

The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions. A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks. The individual porphyry units can be distinguished by their phenocryst content, but primarily are classified by their cross cutting intrusive relationships. Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.

Exploration

The mining rights to the Alumbrera Mine held by MAA are limited to a 2,000 m by 3,000 m rectangle (600 ha in size) approximately centred on the open pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAA outside of the contract area.

Known mineralization in the pit has been fully delineated to the northwest and southeast. However, to the northeast, towards the crusher, and to the southwest, mineralization is cut off by faults that are parallel to the dominant faulting direction. It is possible that a small amount of mineralization remains to be discovered in these areas if it can be shown that they have been down-faulted.

Since 1999, exploration efforts in the MAA contract area have been limited. In 2002, a small geophysical survey consisting of a limited amount of induced polarization surveying was conducted to look for disseminated sulphides in these areas. Results were not available at the time of Micon's visit, although it is anticipated that a certain amount of diamond drilling will be required in the future to test this potential. It is not anticipated that any significant discoveries with material impact on the project will be made here.

Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work is not anticipated. Any exploration by MAA outside of the contract area would require a new agreement with YMAD.

Mineralization

The mineralogy of the primary (unweathered) ore consists of chalcopyrite (+/-bornite), native gold and pyrite. Gold occurs mainly in chalcopyrite. Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

Ore grades correlate with lithology. The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites. Younger porphyries are less mineralized or barren. The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets. Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range.

The occurrence of gold within chalcopyrite, together with magnetite and pyrite, suggests that the gold was transported by the same fluids as the other metals and that this fluid was oxidized. Near-surface oxidation and supergene enrichment appear limited at the Alumbrera Mine. Consequently, the economic-grade sulphide mineralization extends upward almost to surface.

The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone. The leached zone contains oxide and carbonate copper minerals, including soluble species. Gold values appear largely unaffected by leaching. The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions. The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore. Leaching and oxidation near the surface generally does not extend to deeper than 30 m. Rare and erratic deeper oxidation is attributed to enhanced permeability caused by local fracturing and faulting. The corresponding underlying zone of supergene enrichment is erratic in its development, occurring at depths to 150 m in some places and being barely recognizable in others.

Drilling

The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969. Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data. The diamond drill programs were completed using both NQ-sized core and HQ-sized core (47.6 mm and 63.5 mm core diameter, respectively).

270 holes were drilled on a nominal 50 m by 50 m pattern over the entire deposit. However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations. All holes were drilled on N75°/N255° oriented sections, with dips varying between vertical and minus 60°. This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit. This was required

in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and kriging variances seen during grade interpolation. It was decided that an additional 14 holes would be drilled to fill in areas of low confidence. These have recently been drilled but were not included in the June 2002 reserve estimate. There is no known requirement for further drilling of the existing resource. A minor amount of exploration drilling is still required near the edges of the pit.

Sampling and Analysis

Exploration samples are sawn (core) or split (reverse circulation) and sent to ALS Chemex ("ALS") in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

Exploration samples were analysed for gold using a 50 g fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead. This method has a detection limit of 0.01 ppm and is suitable for the low gold grades seen at Alumbrera. Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS. The detection limit for copper and silver by this method are 100 ppm and 1.0 ppm, respectively. Silver values are not checked by fire assay methods as they are not reported as an ore reserve and form a minor portion of the value of minerals recovered.

Minor element analyses have been routinely carried out on approximately 10% of samples in order to determine background levels of elements of interest within the ore and surrounding waste rock of the orebody. These analyses were intended to determine base line quantities of potentially toxic metals available to be released into the environment. Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc. Additional sampling was conducted in areas identified to have lead and zinc bearing veins.

Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit so as to aid in the prediction of acid mine drainage potential as well as to predict rougher and cleaner cell loads within the concentrator while treating certain ore types. Sulphur was determined through a Leco infrared detection of sulphur dioxide from combustion of sulphide.

Drill Core Samples

During logging, the MAA geologist selects the portions of each hole to be sampled based primarily on mineralization. Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 m before this estimated position. Samples were selected on three m intervals regardless of lithologic contacts and geological variation in the core. Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained for future reference. All sampling and core storage took place at the core logging facility.

Reverse Circulation Samples

Reverse circulation samples were collected in the field at the drill rig over 3 m intervals after being split in the ratio 3:1 at the sampler. The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program in order to provide additional samples for check analyses or bench scale flotation testwork. The larger fraction was discarded after the completion of each program.

Blast Hole Sampling

MAA samples all blast holes in the open pit except when the geology supervisor considers it unnecessary due to, for example, duplicate holes or holes too closely spaced. One sample is collected per hole from the cone of cuttings surrounding the collar. Sampling is performed by cutting two

opposing channels into the cone and through its full depth to the bench floor. A sample of approximately 15 to 20 kgs is collected from one wall of each of the two channels. Samples are split in a Gilson splitter and sent to the mine laboratory. For one in every five samples collected from certain areas of the Alumbrera pit a second sample split is collected from the Gilson splitter and sent to ALS for check analysis.

Sample Quality

The program set up to monitor the quality of the assay database consisted of the following procedures:

- the use of internal standards by the laboratory;
- the use of MAA submitted standard samples with each sample batch;
- regular re-analysis of pulps by the laboratory;
- re-analysis of pulps as requested by MAA;
- check analysis of randomly selected pulps by a second laboratory; and
- ¼ core re-sampling of selected sample intervals mixed with each batch.

Data validation protocols are built into the date-entry system used by MAA to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.

Security of Samples

MAA's core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator. These facilities are approximately 1 km behind the mine's security gatehouse which is manned 24 hours a day, 365 days a year. They are secure from entry by non-MAA personnel. Exploration samples are shipped from this location using scheduled mine delivery trucks bringing in general supplies.

Ore Reserves and Mineral Resources

All ore reserves and mineral resources provided herein in respect of the Alumbrera Mine are estimated using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), the Australian and RTP worldwide standards. The following definitions are reproduced from the JORC Code, and differ from the definitions of the same terms adopted by the Canadian Institute of Mining, Metallurgy ("CIM") as the CIM Standards on Mineral Resources and Reserves Defintions, which definitions are contained in this Prospectus under "Glossary of Mining Terms".

The term "Mineral Resource" means a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term "Inferred Mineral Resource" means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term "Indicated Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a

reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term "Measured Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

The term "Ore Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term "Probable Ore Reserve" means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term "Proved Ore Reserve" means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The Ore Reserves for the Alumbrera Mine as at December 31, 2002, are set forth in the following table:

Alumbrera Ore Reserves as of December 31, 2002

Material	Category	t (million)	Au g/t	Cu (%)	Contained Au (million ozs)	Contained Cu (mt)
In Situ	Proved	234	0.68	0.58	5.08	1.360
	Probable	23	0.49	0.47	0.36	0.108
	Total	257	0.65	0.57	5.44	1.468
Stockpiles	Proved	111	0.41	0.36	1.46	0.400
	Probable	0	0	0	0	0
	Total	111	0.41	0.36	1.46	0.400
Total	Proved	345	0.59	0.51	6.54	1.760
	Probable	23	0.49	0.47	0.36	0.108
	Total	368	0.58	0.51	6.90	1.868

(1) The Ore Reserves for the Alumbrera Mine set out in the table above have been prepared by MAA. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

There are currently no Mineral Resources to report for the Alumbrera Mine.

MINERAL PROCESSING AND METALLURGICAL TESTING

The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship. Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite. As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.

As a project now in its fifth full year of production, there is a wide range of metallurgical testing and operating experience available and planned, including original feasibility studies and process design laboratory and pilot scale testing, post-commissioning laboratory and plant scale process optimization, and post-commissioning laboratory testing and simulation studies in support of strategic planning and development.

The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing. Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design. These criteria have been generally confirmed by operating experience to date.

MAA decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine. Based on its operating experience to date, MAA has not increased the capacity of the flotation circuit or other areas.

Together with the feasibility study testing, post-commissioning operating results and process optimisation, it appears that an adequate and comprehensive programme of testing and study has been conducted in support of the recent expansion and the life-of-mine plan.

MINING AND MILLING OPERATIONS

Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 m^3 shovels and 220 t haul trucks to move both ore and waste. Mining is carried out on 17 m benches, with 2 m sub-drill, which suit the size of the equipment necessary for the production rate.

Current mineral reserves have a low waste to ore ratio of an average of 1.8:1. Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade. This practice requires that some ore be stockpiled for later processing. The average reserve grade is 0.51 % copper and 0.58 Au g/t.

The mining rate in fiscal 2002 marginally exceeded 300,000 tpd for a total of approximately 112 mt of material mined, comprised of approximately 39 mt of ore and 73 mt of waste. The total material mined is planned to increase to an average of 355,000 tpd, approximately 130 mt per annum, for the fiscal years 2004 to 2007, after which time waste stripping reduces significantly.

MAA employs approximately 800 permanent staff and 400 contractors, of whom approximately 500 staff and 200 contractors work in the mining department. Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements. MAA worked closely with the representative Union and Argentine Labour Ministry to negotiate an initial, one-union bargaining agreement. This was renegotiated in the second year resulting in the introduction of an innovative and flexible, four year labour agreement which was renewed in 2003 for a further four year period.

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate containing the major gold credit and doré bullion from gravity recovery of coarser free gold. The original design capacity

was 80,000 tpd with a utilisation of 94%, equivalent to 29.2 mt per year. Provision was made for expansion to 100,000 tpd by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

MAA has increased the capacity of the original plant to approximately 100,000 tpd by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding ("SAG") mills, of which about 1 to 1.5 mt, at 0.4% copper, already had been accumulated. The planned utilization for 2003 is 93%, increasing to 94% in 2007.

MAA expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore. Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput. MAA has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.

The mined ore is crushed in a 1,540 mm by 2,770 mm gyratory crusher. The crushed ore is conveyed 1.7 kms to an 80,000 t live capacity stockpile. The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits. The two original grinding lines each consist of an 11 m diameter, 5.14 m long SAG mill and two 6.1 m diameter, 9.34 m long ball mills operating in closed circuit with hydrocyclones. The third grinding line, which was commissioned in August 2002, consists of a 8.53 m diameter, 4.27 m long SAG mill and a 5.03 m diameter 8.84 m long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35 mm critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate. A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required. The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill. Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold. Hydrocyclone overflow at 80% passing 150 micron gravitates to the flotation circuit. The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

After conditioning with reagents, the hydrocyclone overflow passes to the rougher flotation circuit consisting of 32 100 m^3 mechanical flotation cells. MAA has concluded that there is sufficient rougher cell capacity to accommodate the increased throughput. Rougher concentrate is reground in one or two 5.0 m diameter, 7.32 m long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery. The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit. The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

Final concentrate is thickened to 63% solids in two 30 m diameter thickeners and for storage in surge tanks before being pumped via a 316 km long, 175 mm diameter pipeline to MAA's filter plant near Tucumán. Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kms to the filter plant. At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120 m^3 continuous belt filter presses, which reduce the moisture content to 7.5%. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kms to the port near Rosario.

Tailings from the process plant flow by gravity pipeline for 8.5 km to an engineered, centreline dam constructed across the Vis Vis canyon. Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back. The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine. MAA retains Knight Piesold as its consultant for tailings dam management and construction quality control.

MARKETS AND SALES CONTRACTS

MAA's objective is to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market. This should reduce the annual average treatment and refining charges and should provide short-term flexibility of production, sales and revenue against budget.

Sales and marketing operates from the port facilities, with a specialist consultant being retained for annual contracts exceeding 30,000 t, and MIM Japan retained through a negotiated sales agency agreement for annual contracts into the Far East and for general market intelligence in this region.

As at May 2002, MAA reported that it had 13 frame contracts in place for the sale of its concentrate, including three with traders and three (two traders and one smelter) additional long-term contracts, established to cater to the increased production scheduled by the life-of-mine plan. The lowest annual commitment is for 10,000 to 40,000 t and the largest is for 100,000 t. The earliest contract expiry date is December 31, 2003 and the latest expiry date is September 30, 2008. Smelter locations are in Europe, India, the Far East, Canada and Brazil.

ENVIRONMENTAL CONSIDERATIONS

Permitting

The main environmental permit is the original Environmental Impact Report ("EIR"), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the UTE Agreement, MAA is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. There are currently no significant areas of non-compliance. The EIR must be updated bi-annually as two separate reports for approval by the Tucumán and Catamarca provincial authorities. Micon understands that the 2001 EIR update was received and accepted by the provincial authorities. Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucumán).

In addition to the direct statutory controls, the UTE Agreement and its requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management.

Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management. Through MIM and the other shareholders, MAA conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

Compliance

Under the terms of the UTE Agreement, commitments made in the EIR reside with MAA. In response to these commitments, MAA currently is implementing a revised environmental management system. Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels.

Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility. Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAA's concession, due to the area's complex structural geology. A series of pump back wells have been established to capture the seepage, which

is characterised by high levels of dissolved calcium and sulphate. The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

The other potentially significant environmental risk lies with the concentrate pipeline. This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Any rupture of the pipeline poses an environmental risk from spillage of concentrate. Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

Reclamation and Closure

Although the fixed assets of the project revert to YMAD on final termination of commercial production, MAA is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine. MAA is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps. Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. The ultimate requirement is to achieve final landforms that do not require MAA's presence post closure.

MAA has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management. MAA's closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis.

Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project's financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002.

Bond-Posting

MAA makes provisions for reclamation and closure in its 2002 life-of-mine plan and financial statements, however, MAA is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.

Capital Costs

The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately US$1.233 billion of project development capital. After additional capital expenditure of approximately US$79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately US$26 million per fiscal year.

Approximately US$29 million, US$18 million and US$30 million was expended in fiscal years 2000, 2001 and 2002, respectively, with a further US$29 million forecast to be spent in fiscal 2003. As at the end of March, 2003, approximately US$12.3 million of the total for the 2003 fiscal year had been expended.

Projected Capital Expenditures for Fiscal 2003 to 2013

The following table indicates capital estimates included in Micon's estimates of future annual cash flows:

Projected Capital Expenditures for Fiscal 2003 to 2013

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
	(US$ in millions)										
Mining	13.6	10.3	4.8	4.8	4.2	5.1	1.7	2.1	-	-	46.6
Tailings Dam	2.8	2.8	2.4	2.4	2.4	2.3	2.3	2.2	2.2	0.1	21.9
Concentrator	3.3	2.6	1.8	1.8	1.6	2.1	1.3	1.4	2.1	1.8	19.8
Administration	0.29	0.28	0.32	0.32	0.14	0.3	0.13	0.15	0.05	-	2.0
Filter Plant, Rail and Port	0.69	0.22	0.19	0.19	0.15	0.08	0.81	0.35	0.16	0.05	2.9
Closure Cost	-	-	-	-		-	-	-	-	23.5	23.5
Total	20.6	16.2	9.5	9.5	8.4	9.9	6.3	6.3	4.5	25.5	116.5

TAXES

MAA is subject to taxation in the form of income tax and IVA tax, the latter of which is a value added tax applicable to purchases of goods and services at a rate of 21%. Full reimbursements for IVA tax are available to mining companies and a net reimbursement over the life of the mine of US$23.5 million is included in the cash flow projections.

The statutory tax rate applicable to MAA as a mining company is 30% as compared to the statutory tax rate of 35% for non-mining companies. This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are a risk to the estimated levels of future cash flow. However, it is not expected that any increased taxation would have a material effect on the value of the property, given the current fully developed stage of the operations and the high levels of projected annual cash flows.

PRODUCTIONESTIMATES ANDCASH FLOW PROJECTION

The MAA operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate. In addition, a doré containing gold and silver is produced on-site. Production is derived from ore mined at the Alumbrera Mine. The total scheduled ore to be mined and processed, and the gold and copper output, are set forth in the following table:

Production Schedule

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
	(US$ in millions)										
Ore Milled (mt)	36.71	36.62	36.80	36.97	37.23	37.33	37.19	37.23	37.23	17.61	350.92
Gold Grade (g/t)	0.76	0.63	0.58	0.64	0.54	0.60	0.77	0.59	0.29	0.29	0.58
Copper Grade (%)	0.60	0.54	0.50	0.55	0.48	0.60	0.65	0.54	0.28	0.29	0.50
Gold Production ('000 ozs)	649	529	483	529	442	511	684	507	203	96	483
Copper in Concentrate ('000 ozs)	195	175	161	177	156	198	216	178	85	42	161

The Issuer does not as a matter of course make public projections as to future sales, earnings or other results. The projected capital expenditures, production estimates, cash flow and other projections

included in this Prospectus have been prepared by Micon and have been extracted from the Micon Report. The projected capital expenditures, production estimates, cash flow and other projections have been included in this Prospectus based on the requirements of Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Deloitte & Touche LLP and PricewaterhouseCoopers have neither examined nor compiled the accompanying prospective financial information and, accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers do not express opinions or any other form of assurance with respect thereto. The Deloitte & Touche LLP and PricewaterhouseCoopers reports included in this Prospectus relate to the historical financial information and do not extend to the prospective financial information and should not be read to do so.

The cash flow projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the cash flow projections were not prepared by Micon on behalf of the Issuer in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by Micon with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Alumbrera Mine, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Issuer's or MAA's control. Accordingly, there can be no assurance that the assumptions made in preparing the cash flow projections will prove accurate, and actual results may be materially greater or less than those contained in the cash flow projections. For these reasons, as well as the bases and assumptions on which the cash flow projections were compiled, the inclusion of such cash flow projections herein should not be regarded as an indication that the Issuer or MAA, or any of their respective affiliates or representatives, considers such information to be an accurate prediction of future events, and the cash flow projections should not be relied upon as such. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such cash flow projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the cash flow projections and none of them intends to update or otherwise revise the cash flow projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

The overall base case cash flow projections for the Alumbrera Mine are set forth in the following table:

Cash Flow Projections

Year	Payable Gold Production[1]	Payable Copper Production[1]	Net Revenue[2]	Total Operating Costs[3]	Cash Flow Before Taxes and Debt Service	Cash Flow After Capital Costs and Tax – Available for Equity Distribution - Issuer's 12.5% Share
	(ozs)	(t)	(US$)	(US$)	(US$)	(US$)
2004	649,072	195,174	475,443,951	218,351,215	226,631,857	13,875,857
2005	528,749	174,692	407,761,336	216,409,807	166,643,302	12,332,538
2006	483,270	161.297	373,369,843	213,082,150	142,975,295	13,724,832
2007	529,178	176,864	409,173,936	213,277,141	177,865,316	17,298,672

Year	Payable Gold Production[1]	Payable Copper Production[1]	Net Revenue[2]	Total Operating Costs[3]	Cash Flow Before Taxes anc Debt Service	Cash Flow After Capital Costs and Tax - Availabl for Equity Distribution - Issuer's 12.5% Share
	(ozs)	(t)	(US$)	(US$)	(US$)	(US$)
2008	441,692	155,784	352,715,138	200,943,997	136,000,838	11,900,073
2009	511,088	197,758	432,121,254	184,121,143	229,168,686	20,052,260
2010	683,782	215,742	511,175,545	181,107,968	313,236,066	27,408,156
2011	506,875	177,719	403,319,966	165,456,950	223,150,616	19,525,679
2012	203,466	84,714	180,235,927	137,821,921	33,952,287	2,970,825
2013	96,097	41,487	87,149,170	74,216,925	(14,732,739)	1,174,533
Total	4,633,270	1,581,231	3,627,366,064	1,804,789,218	1,634,891,525	140,261,425

(1) Production figures refer to the total quantity of payable metal produced.

(2) A constant gold price of US$320 per oz, a copper price of US$0.80 per lb have been assumed.

(3) Adjusted for foreign exchange and inflation.

The estimates of annual cash flow assume that the current mining rate of approximately 111 mt of ore and waste per year will increase to approximately 130 mt per year by fiscal 2004 and will continue at that level for four years, after which time waste mining will diminish significantly. Ore will be mined from the pit until fiscal 2011 and for a final two years, fiscal years 2012 and 2013, low grade ore, which comprises a portion of the long term inventory stockpile, will be reclaimed from stockpile for processing. Over the projected operating life of ten years, MAA's operations are expected to generate a total undiscounted net cash flow, after senior debt service and taxes and available for distribution to shareholders, of approximately US$1.12 billion, of which the Issuer's 12.5% share upon completion of the acquisition of the Alumbrera Mine will equal approximately US$140 million.

Sensitivity analyses have been performed to test the impact on project economics of changes in the price of the metals produced. Net present values for 50% of BHP's 25% share of cash flows available to shareholders after full debt service and taxes have been estimated for metal prices 10% higher and lower than the base case prices. The results of these sensitivity analyses are set forth in the following table:

Input Parameter	Total net Present Value (Issuer's 12.5% share) (US$ in millions)		
Discount Rate (% per year)	0	10	15
Base Case Prices	140	89	73
Base Case Prices +10%	173	110	91
Base Case Prices - 10%	106	66	54

ALUMBRERA ACQUISITION– FINANCIAL ADVISORY FEES

In addition to the commission payments made to it as an underwriter in respect of the sale of Special Warrants, GMP received a cash fee of US$900,000 for its services as the Issuer's financial advisor in respect of the Alumbrera Acquisition.

Pursuant to a financial advisory agreement dated February 7, 2003, Endeavour Financial Ltd. ("Endeavour Financial"), which has also served as the Issuer's financial advisor in respect of the Alumbrera Acquisition, has received a financial advisory fee of approximately US$2,578,000.

USE OF PROCEEDS

The net proceeds of the Private Placement were $98,203,783 after deducting the Underwriters' Fee of $5,267,620.15 and the estimated expenses of the Private Placement (including the expenses of the Underwriters) of $1,881,000. The Issuer has used and intends to use these net proceeds as follows:

		US $	CAD $(1)
(a)	Alumbrera Acquisition:	$60,260,000	$81,953,600
(b)	Expenses of the Alumbrera Acquisition including payment of financial advisory fees:	$4,465,000(2)	$6,072,400
(c)	Repayment of Debt:	$2,000,000	$2,720,000
(e)	General working capital(3):	$5,484,000	$7,458,000
TOTAL		**$72,209,000**	**$98,204,000**

(1) Converted at US$1.00 = CAD$1.36

(2) See "Alumbrera Acquisition - Financial Advisory Fees."

(3) Plus accumulated interest and exchange rate gains.

PLAN OF DISTRIBUTION

UNDERWRITING AGREEMENT, SPECIAL WARRANT INDENTURE AND WARRANT INDENTURE

At the First, Second and Third Closings, the Issuer issued and sold an aggregate of 810,403,101 Special Warrants at a price of $0.13 (the "Issue Price") each pursuant to the Underwriting Agreement. The price of the Special Warrants was determined by negotiation between the Issuer and the Underwriters. The Special Warrants were created and issued pursuant to the terms of the Special Warrant Indenture. Each ten Special Warrants entitle the holder thereof to receive, without payment of additional consideration, one Common Share and one-half of one Warrant. The Special Warrants are exercisable by the holders thereof at any time and will be automatically exercised at 5:00 p.m. (Toronto time) on the earlier of: (a) the third business day following that date that a final receipt for this Prospectus is issued in each of the Qualifying Jurisdictions; and (b) September 30, 2003 (the "Expiry Date").

This Prospectus is being filed to qualify the distribution of 81,040,310 Common Shares and 40,520,155 Warrants issuable upon exercise or deemed exercise of 810,403,101 Special Warrants. If a Final Receipt for this Prospectus is not issued on or before the Qualification Deadline, each ten Special Warrants which remain unexercised at such date will thereafter be exercisable into 1.1 Common Shares (in lieu of one Common Share) and 0.55 of a Warrant (in lieu of 0.5 of a Warrant). This Prospectus also qualifies the distribution of these additional Common Shares and Warrants and those Warrant Shares issuable upon the exercise of the additional Warrants.

The Warrants were created and will be issued pursuant to the terms of the Warrant Indenture. Each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $2.00 (post-Consolidation) at any time prior to 4:00 p.m. (Toronto time) on May 29, 2008, after which time the Warrants will expire and be void and of no value. The Warrant Indenture contains provisions designed to protect the holders of Warrants against dilution upon the happening of certain events.

No fractional Common Shares will be issued upon the exercise of any Warrants. See "Description of Securities Being Distributed - Warrants".

Pursuant to the Underwriting Agreement, the Issuer agreed to pay the Underwriters a cash commission of 5% of the gross proceeds of the Private Placement, amounting to $5,267,620.15 plus accrued interest. No additional commission or fee is payable to the Underwriters in connection with the issuance of the Common Shares and Warrants upon exercise or deemed exercise of the Special Warrants.

The Underwriting Agreement provides that the Issuer will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

RELEASE CONDITIONS APPLICABLE TO ESCROWED PROCEEDS

Pursuant to the terms of the Special Warrant Indenture, the proceeds of the Private Placement in the amount of US$65 million and $14,921,903.10 (the "Escrowed Proceeds") were deposited in escrow with the Trustee at the closings of the Private Placement and were invested in short term obligations of the Government of Canada. The Escrowed Proceeds, together with interest earned thereon, were released to the Issuer and to GMP on behalf of the Underwriters in accordance with the terms of the Special Warrant Indenture on June 24, 2003 upon satisfaction of the release conditions as provided in the Special Warrant Indenture.

The TSX has conditionally approved the listing of the Common Shares and Warrant Shares issuable upon the exercise of the Warrants and has conditionally approved the listing of the Warrants. Listing is subject to the Issuer fulfilling all of the requirements of the TSX, and, in the case of the listing of the Warrants, is conditional upon distribution of the Warrants to a minimum number of public securityholders.

This Prospectus also qualifies the distribution of the Conversion Option and the Extension Warrant issuable upon exercise of the Endeavour Mining Option. The Conversion Option grants Endeavour Mining the option to convert the principal amount outstanding under the Credit Facility into Common Shares. If the Issuer chooses to extend the term of the Credit Facility an extension fee of US$150,000 becomes payable to Endeavour Mining, which fee is payable at the option of the Issuer in cash, a combination of cash and Common Shares or all in Common Shares. If the Issuer chooses to satisfy the extension fee through the issuance of Common Shares, it may do so by invoking the deemed exercise provision of the Extension Warrant and may then issue that number of Common Shares at the then current market price pursuant to the terms of the Credit Facility. See "General Development of the Business - Significant Property Acquisitions and Dispositions".

US Securities Laws

The Common Shares and Warrants have not been and will not be registered under the US Securities Act, or the securities laws of any state of the United States, and may not be offered or sold or reoffered or resold in the United States or to a US Person, nor may the Warrants be exercised in the United States or by a US Person, unless an exemption from registration under the US Securities Act and the securities laws of applicable states of the United States is available.

UNDERWRITER PURCHASES

The following Underwriters purchased Special Warrants as principal for investment purposes:

Name of Underwriter	Number of Special Warrants
McFarlane Gordon Inc.	203,847
Salman Partners Inc.	200,000
Canaccord Capital (Europe)	226,923

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, Canadian counsel for the Issuer, and Cassels Brock & Blackwell LLP, Canadian counsel for the Underwriters, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to persons who acquire Common Shares and Warrants upon the exercise or deemed exercise of Special Warrants. This summary is applicable only to holders of Special Warrants who, for purposes of the *Income Tax Act* (Canada) (the "Tax Act") and at all relevant times, deal at arm's length with and are not affiliated with the Issuer, and who hold their Special Warrants, and who will hold any Common Shares and Warrants acquired upon the exercise of Special Warrants and any Common Shares acquired upon the exercise of Warrants, as capital property. Any Special Warrants, Common Shares and Warrants will generally be considered to be capital property to a holder unless the holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every "Canadian Security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary does not apply to a holder that is a "financial institution" within the meaning of subsection 142.2(1) of the Tax Act.

This summary is based upon and takes into account the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the administrative practices published by Canada Customs and Revenue Agency ("CCRA") prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CCRA. This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations summarized herein.

This summary is of a general nature only, is not exhaustive of all potentially relevant Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Special Warrants, Common Shares and/or Warrants. Therefore, such persons should consult their own tax advisers with respect to their particular circumstances.

RESIDENTS OF CANADA

The following portion of this summary is generally applicable to a holder of Special Warrants who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a "Canadian Holder").

Exercise of Special Warrant

No gain or loss will be realized by a Canadian Holder upon the exercise of a Special Warrant.

The aggregate cost to a Canadian Holder of Common Shares and Warrants acquired upon the exercise or deemed exercise of Special Warrants will be equal to the adjusted cost base to the Canadian Holder of such Special Warrants at the time of exercise. Canadian Holders who exercise ten Special Warrants will be required to allocate the aggregate cost of the ten Special Warrants between the Common Share and one-half Warrant acquired upon the exercise or deemed exercise of the ten Special Warrants on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Issuer has advised counsel that it believes that a reasonable allocation of the $1.30 cost of ten Special Warrants is $1.20 per Common Share and $0.10 per one-half Warrant acquired upon the exercise of the ten Special Warrants. The Issuer has advised counsel that it

believes that such allocation is reasonable, but such allocation will not be binding on CCRA. The adjusted cost base to a Canadian Holder of a Common Share acquired upon the exercise or deemed exercise of Special Warrants will be determined by averaging the cost of such Common Shares with the adjusted cost base (determined immediately before the exercise of Special Warrants) of all other Common Shares held by the Canadian Holder as capital property at the time of the exercise of the Special Warrants.

Exercise or Expiry of Warrant

No gain or loss will be realized by a Canadian Holder upon the exercise or deemed exercise of a Warrant. The cost to a Canadian Holder of a Common Share acquired upon the exercise of a Warrant will be the aggregate of the Canadian Holder's adjusted cost base of the Warrant so exercised and the exercise price of the Warrant. The adjusted cost base of a Warrant at any time will be determined by averaging the cost of the Warrant to the Canadian Holder with the adjusted cost base of all other Warrants held by the Canadian Holder at that time. The adjusted cost base to a Canadian Holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the Canadian Holder as capital property at the time of the exercise of the Warrant.

The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost base to the Canadian Holder of the expired Warrant.

Dividends

In the case of a Canadian Holder who is an individual, dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

In the case of a Canadian Holder that is a corporation, dividends received or deemed to be received on the Common Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income.

A Canadian Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay refundable tax of $33^1/_3$% on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Canadian Holder's taxable income.

Disposition of Common Share or Warrant

A disposition or deemed disposition of a Common Share or Warrant by a Canadian Holder (other than a disposition of a Warrant on the exercise or expiry thereof) will give rise to a capital gain (or a capital loss) equal to the amount by which the actual or deemed proceeds of disposition of the Common Share or Warrant, as the case may be, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Common Share or Warrant, as the case may be, to the Canadian Holder at such time.

One-half of any capital gain (the "taxable capital gain") realized by a Canadian Holder will be included in the Canadian Holder's income for the year of disposition. One-half of any capital loss (the "allowable capital loss") realized may be deducted by the Canadian Holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Canadian Holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. A Canadian Holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of $6^2/_3$% on taxable capital gains.

If the Canadian Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of any Common Share may be reduced by the amount of dividends received or deemed to have been received by it on the share to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Eligibility for Investment

Provided the Common Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSX), the Common Shares and Warrants will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education plans ("RESPs").

Based upon an officer's certificate provided by the Issuer, the Common Shares and Warrants, and any Common Shares acquired upon the exercise of Warrants, will not, as of the date of this Prospectus, constitute "foreign property" to RRSPs, RRIFs and DPSPs and certain other persons to whom Part XI of the Tax Act is applicable.

Qualified Investments and Foreign Property

As of the date hereof, the Common Shares and the Warrants are a qualified investment under the Tax Act for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans and do not constitute "foreign property" for purposes of Part XI of the Tax Act.

NON-RESIDENTS OFCANADA

The following portion of this summary is generally applicable to a holder of Special Warrants who, for the purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada, and who does not use or hold, and is not deemed by the Tax Act to use or hold, Common Shares or Warrants in connection with carrying on a business in Canada (a "Non-Resident Holder"). In addition, this summary is not applicable to an insurer who carries on an insurance business in Canada and elsewhere.

Exercise of Special Warrants Exercise or Expiry of Warrants

The Canadian federal income tax consequences to a Non-Resident Holder of the exercise of Special Warrants or the exercise or expiry of Warrants are generally the same as those described above under "Residents of Canada — Exercise of Special Warrants" and "Residents of Canada — Exercise or Expiry of Warrants".

Dividends

Dividends on Common Shares paid or credited to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at a rate of 25%, although such rate may be reduced under the terms of an applicable income tax treaty.

Disposition of Common Share or Warrant

A Non-Resident Holder will not be subject to tax under the Tax Act on any gain realized upon a disposition of a Common Share or Warrant unless such securities are "taxable Canadian property"

(as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not otherwise entitled to relief pursuant to the provisions of an applicable income tax treaty. In general, Common Shares and Warrants will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX), and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such persons, has not owned 25% or more of the issued shares of any class or series in the capital of the Issuer at any time within the five year period immediately preceding the particular time.

Where Common Shares or Warrants are "taxable Canadian property" of a Non-Resident Holder, the Canadian federal income tax consequences to a Non-Resident Holder of disposing of Common Shares or Warrants are generally the same as those described above under "Residents of Canada — Disposition of Common Share or Warrant", subject to any relief which may be available under the provisions of an applicable income tax treaty.

CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income tax consequences of the acquisition, ownership and disposition of Special Warrants, Warrants and Common Shares and Warrant Shares acquired upon exercise or deemed exercise thereof, as the case may be. For purposes of the following discussion, the term "Common Shares" shall refer to both Common Shares and Warrant Shares. The following discussion is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated or proposed thereunder, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

This discussion does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances, nor does it address the United States federal income tax consequences to holders that are subject to special rules under United States federal income tax law, including (i) dealers or traders in securities or currencies, (ii) financial institutions, (iii) investors in pass-through entities, (iv) tax-exempt organizations or qualified retirement plans, (v) insurance companies, (vi) persons holding Special Warrants, Common Shares or Warrants as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction, (vii) holders who acquired their Special Warrants, Common Shares or Warrants through the exercise of employee stock options or otherwise as compensation, (viii) persons whose "functional currency" is not the United States dollar, (ix) holders that own, directly, indirectly or constructively, 10% or more, by voting power or value, of the stock of Issuer, and (x) holders who hold their Special Warrants, Common Shares or Warrants other than as a capital asset. Furthermore, this discussion does not address alternative minimum taxes or any state, local or non-United States tax laws.

Holders and prospective holders are urged to consult their tax advisors with respect to the United States federal income tax consequences of the acquisition, ownership, and disposition of Common Shares and Warrants acquired upon exercise or deemed exercise of Special Warrants in light of their own particular circumstances, as well as the effect of any state, local, or non-United States tax laws or any applicable tax treaty.

United States Holders

The following discussion is addressed to United States Holders. As used in this section of the Prospectus, a "United States Holder" means a holder that is (1) an individual citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or

more United States persons have the authority to control all substantial decisions of the trust, or a trust that has elected to be treated as a United States person.

Acquisition of Common Shares and Warrants; Allocation of Issue Price

For United States federal income tax purposes, a United States Holder's acquisition of one Special Warrant will be treated as the direct acquisition of one Common Share and one half of one Warrant. The issue price of a United States Holder's Special Warrant must be allocated between the Common Share and the one-half of one Warrant in proportion to their respective fair market values at the time of issuance. This allocation will establish such Holder's initial tax basis in the Common Share and the one-half of one Warrant. For its purposes, the Issuer expects to allocate $0.12 of the issue price of each Special Warrant as consideration for the issuance of each Common Share and $0.01 of the issue price of each Special Warrant as consideration for the issuance of each one-half of one Warrant (on a pre-Consolidation basis). Although the Issuer believes that this allocation is reasonable, the allocation will not be binding on the IRS. If a United States Holder uses this allocation for such Holder's purposes and the allocation is not respected, the amount of capital gain or loss ultimately realized upon the disposition of Common Shares or Warrants acquired upon exercise or deemed exercise of the Special Warrants could be affected.

Distributions on Common Shares

Subject to the discussion of "Special Tax Provisions" below, distributions (including constructive distributions), if any, made by the Issuer with respect to Common Shares generally will constitute dividends to United States Holders to the extent that the distributions are made out of current or accumulated earnings and profits of the Issuer (as determined for United States federal income tax purposes). If a dividend is paid in a currency other than the United States dollar, the amount includible in a United States Holder's gross income will be the United States dollar value of the dividend, calculated by reference to the exchange rate in effect on the date the United States Holder receives the dividend, regardless of whether the payment actually is converted into United States dollars. **Holders and prospective holderare urged to consult their tax advisors regarding the receipt of a dividend in a currency other than the United States dollar and the United States federal income tax consequences of converting such dividend into United States dollars after the date of receipt.**

Any distribution by the Issuer in excess of its current and accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the United States Holder's adjusted tax basis of the Common Shares (but not below zero). To the extent such a distribution exceeds the United States Holder's adjusted tax basis in the Common Shares, the distribution will be taxable as capital gain. Dividends received on Common Shares by a corporate United States Holder generally will not be eligible for the dividends received deduction.

Under current law, net long-term capital gain of non-corporate United States Holders (including individuals) generally is eligible for preferential tax rates. The deductibility of capital losses is subject to significant limitations. With the enactment of the Jobs and Growth Tax Reconciliation Act of 2003, for taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by noncorporate shareholders (including individuals) from "qualified foreign corporations" (as defined in Section 1(h)(11) of the Code) generally are taxed at the same preferential rates that apply to net long-term capital gain. Although not entirely clear under current law, it appears that the Issuer should constitute a "qualified foreign corporation." If the Issuer is classified as a "passive foreign investment company" (as described below) for the taxable year during which it pays a dividend, or for the preceding taxable year, or otherwise does not constitute a "qualified foreign corporation," the dividends paid by the Issuer with respect to Common Shares held by noncorporate United States Holders will be taxable as ordinary income.

Sale or Exchange of Common Shares

Subject to the discussion of "Special Tax Provisions" below, a United States Holder will recognize capital gain or loss upon the sale or exchange of Common Shares equal to the difference between (1) the amount realized by such United States Holder and (2) the United States Holder's adjusted tax basis in the Common Shares. The capital gain or loss generally will be long-term capital gain or loss if the United States Holder held the Common Shares for more than one year at the time of disposition. Under current law, net long-term capital gain of non-corporate United States Holders (including individuals) generally is eligible for preferential tax rates. The deductibility of capital losses is subject to significant limitations.

Exercise of Warrants

Upon the exercise of a Warrant, a United States Holder will not recognize any gain or loss. A United States Holder's initial tax basis in Common Shares acquired upon exercise of a Warrant should equal the United States Holder's adjusted tax basis in the Warrant, plus the exercise price, less gain, if any, recognized. The holding period for such Common Shares will begin on the day following the date of exercise and will not include the period that the United States Holder held the Warrant.

Adjustment to Exercise Price or Conversion Ratio

Adjustments to the exercise price or conversion ratio of the Warrants that occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of constructive distributions by United States Holders. If such constructive distributions were to occur, United States Holders could be required to recognize income for United States federal income tax purposes without receiving a corresponding distribution of cash or property. See *"Distributions on Common Shares"* above.

Sale, Exchange and Expiration of Warrants

Subject to the discussion of "Special Tax Provisions" below, a United States Holder will recognize capital gain or loss upon the sale or exchange of a Warrant equal to the difference between (1) the amount realized by such United States Holder and (2) such Holder's adjusted tax basis in the Warrant. In the event that a Warrant expires unexercised, a United States Holder will recognize capital loss in an amount equal to such Holder's adjusted tax basis in the Warrant. Capital gain or loss recognized upon the sale, exchange or expiration of a Warrant generally will be long-term capital gain or loss if the United States Holder held the Warrant for more than one year. Under current law, net long-term capital gain of non-corporate United States Holders (including individuals) generally is eligible for preferential tax rates. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

For United States federal income tax purposes, a United States Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of Common Shares or Warrants may be entitled, at the option of the United States Holder, to receive either a deduction or a tax credit for such foreign tax paid or withheld. **The rules relating to the United States foreign tax credit are extremely complex and the availability of the foreign tax credit and the application of the limitations with respect to such credit are fact specific. Holders and prospective holders are urged to consult their tax advisors concerning the application of the United States foreign tax credit rules in light of their particular circumstances.**

Special Tax Provisions

The United States federal income tax treatment of investments by United States persons in non-United States corporations is subject to special provisions under the Code that may alter the United States federal income tax consequences described above.

Passive Foreign Investment Company

United States persons owning shares of a "passive foreign investment company" ("PFIC") are subject to a special United States federal income tax regime with respect to specified distributions received from the PFIC and gain from the sale, exchange or other disposition of PFIC stock. In general, a non-United States corporation will be a PFIC for any taxable year in which, after applying relevant look-through rules, either (1) 75% or more of its gross income is passive income or (2) 50% or more of the average value of its assets consists of assets that produce, or that are held for the production of, passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from certain commodities transactions.

The Issuer has received an opinion from Perkins Coie LLP, special United States tax counsel to the Issuer that, although not free from doubt, the Issuer should not be a PFIC for the taxable year that includes the date of the closing of the Alumbrera Acquisition and ending December 31, 2003, with respect to the Special Warrants, the Warrants or the Common Shares receivable upon exercise thereof. The opinion is based upon certain factual representations by the Issuer, including, but not limited to, (1) the composition of the gross income and assets of the Issuer and its various subsidiaries, including MAA for the 2003 taxable year and (2) the expected timely filing by MAA of an election to be classified as a partnership for United States federal income tax purposes and effective immediately prior to the date of the Alumbrera Acquisition. The opinion is subject to standard limitations, including the fact that it is based upon current law, which could change retroactively, and is not binding upon the IRS or any court. Accordingly, it is possible that the Issuer could, notwithstanding the opinion, be classified as a PFIC for its 2003 taxable year. The opinion also does not address the Issuer's potential status as a PFIC for taxable years other than the 2003 taxable year. Accordingly, because the Issuer may have been a PFIC for taxable years prior to 2003, United States Holders may be subject to the PFIC rules described below with respect to any equity interests in the Issuer acquired prior to the 2003 taxable year. Furthermore, in the event that the Issuer becomes a PFIC in future taxable years, United States Holders who hold Warrants, Common Shares or other equity interests in the Issuer during such years generally would be subject to the rules discussed below. The Issuer anticipates that, absent a material change in the composition of its assets or income, although not free from doubt, it should not be a PFIC in future taxable years.

A United States Holder who holds stock in a non-United States corporation during any year in which such corporation is classified as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such United States Holder. **The rules relating to the determination of whether a corporation is a PFIC and the treatment of holders of shares in a PFIC are extremely complex. Holders and prospective holders are urged to consult their tax advisors with respect to the application of the PFIC rules in light of their particular circumstances.**

Section 1291 Rules

If a United States Holder fails to make a timely QEF election or a mark-to-market election (see discussion below), for any taxable year that the Issuer is treated as a PFIC, the United States federal income tax consequences to the United States Holder generally will be determined under the so-called "interest charge" method. In general, under the interest charge method: (i) any gain derived from the disposition of Common Shares or Warrants, as well as any "excess distribution" that is received with respect to Common Shares, will be treated as ordinary income that was earned ratably over each day in the United States Holder's holding period for the Common Shares and Warrants; (ii)

the portion of the gain or excess distribution that is allocable to prior taxable years, other than any year before the corporation became a PFIC, will be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the United States Holder; and (iii) an interest charge will be imposed on the resulting United States federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before the corporation became a PFIC.

QEF Election

In general, for any taxable year that the Issuer is a PFIC if a United States Holder makes a timely election to treat the Issuer as a qualified electing fund ("QEF") with respect to such Holder's interest therein, the electing United States Holder would be required to include annually in gross income (i) such Holder's pro rata share of the Issuer's ordinary earnings, and (ii) such Holder's pro rata share of any net capital gain of the Issuer, regardless of whether such income or gain was actually distributed. In some cases in which a QEF does not distribute all of its earnings in a taxable year, electing United States Holders may be permitted to elect to defer the payment of some or all of their United States federal income taxes on the QEF's undistributed earnings, subject to an interest charge on the deferred tax amount. In addition, a United States Holder of Warrants cannot make a QEF election for the Warrants and may not make a QEF election for the Common Shares received upon exercise of the Warrants prior to the taxable year in which such Warrants are exercised. Special rules apply to a United States Holder who owns its interest in a PFIC through one or more intermediate entities or persons. Although the Issuer expects to receive an opinion that, while not free from doubt, the Issuer should not be a PFIC for the taxable year that includes the date of the closing of the Alumbrera Acquisition and ending December 31, 2003 (as discussed above), in the event of a determination by the Issuer or the IRS that the Issuer is a PFIC, the Issuer will provide or make available to a United States Holder, upon written request, all information and documentation that the United States Holder is required to obtain in connection with making a QEF election for United States federal income tax purposes. However, the Issuer retains the right not to provide such information if such information is requested by holders of less than 5% of the Issuer's then outstanding common shares.

In general, a United States Holder may make a QEF election for any taxable year at any time on or before the due date (determined with regard to extensions) for filing such Holder's United States federal income tax return for such taxable year (the "Election Due Date"). Treasury regulations generally provide that a United States Holder may be entitled to make a QEF election for a taxable year after the Election Due Date (a "Retroactive QEF Election"), if such Holder, among other things, is a "qualified shareholder" (which generally requires ownership of less than 2% of the voting power and value of each class of the foreign corporation's stock for all relevant periods) or (i) "reasonably believed" (within the meaning of the Treasury regulations) that, as of the Election Due Date, the foreign corporation was not a PFIC for its taxable year that ended during the taxable year for which the Retroaction QEF Election is made, and (ii) filed a Protective Statement (as described in the Treasury regulations), which generally is required to be attached to a United States Holder's federal income tax return for the Holder's first taxable year to which the Protective Statement will apply. **Holders and prospective holders are urged to consult their tax advisors regarding the availability of a Retroactive QEF Election and the procedural and other requirements that must be satisfied to preserve their ability to make such an election.**

Mark-to-Market Election

As an alternative to the QEF election, United States Holders who hold, actually or constructively, marketable stock or warrants with respect to marketable stock (which generally should include Common Shares and Warrants) of a PFIC may elect to mark such stock or warrants to their respective market values (a "mark-to-market election"). If a valid mark-to-market election is made, the electing United States Holder generally will include in income for the taxable year an amount equal to the

excess, if any, of the fair market value of the Common Shares or Warrants as of the close of such taxable year over such United States Holder's adjusted tax basis in such Common Shares or Warrants. In addition, the United States Holder generally is allowed a deduction for the lesser of (i) the excess, if any, of such United States Holder's adjusted tax basis in the Common Shares or Warrants over the fair market value of such Common Shares or Warrants as of the close of the taxable year, or (ii) the excess, if any of (A) the mark-to-market gains for the Common Shares or Warrants included in gross income by such United States Holder for prior tax years, over (B) the mark-to-market losses for Common Shares or Warrants that were allowed as deductions for prior taxable years. A United States Holder's adjusted tax basis in the Common Shares or Warrants will be increased or decreased to reflect the amount included or deducted as a result of the mark-to-market election.

Other Rules

In the event that the Issuer is a PFIC for its 2003 or future taxable years, the IRS has issued regulations that, subject to certain exceptions, would treat as taxable certain transfers of Common Shares or Warrants that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Common Shares or Warrants in the hands of the transferee and the basis of any property received in the exchange for such Common Shares or Warrants would be increased by the amount of gain recognized. A United States Holder who has made a timely QEF election (as discussed above) generally will not be taxed on such transfers. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the United States Holder and the transferee may vary based on the manner in which the Common Shares or Warrants are transferred.

Controlled Foreign Corporation and Foreign Personal Holding Company

United States federal income tax law contains special rules regarding the federal income tax treatment of United States persons who own stock in a non-United States corporation that is classified as a "controlled foreign corporation" ("CFC") or a "foreign personal holding company" ("FPHC"). Based upon the expected distribution of Common Shares among United States Holders and Non-United States Holders, the Issuer does not expect to be classified as a CFC or a FPHC. Although the Issuer expects that it will not be classified as a CFC or a FPHC for any year, future changes of ownership could cause the Issuer to become a CFC or a FPHC. **Holders and prospective holders are urged to consult their tax advisors with respect to how the CFC rules and the FPHC rules could affect their tax situation.**

Non-United States Holders

The following discussion is addressed to Non-United States Holders. As used in this section of the prospectus supplement, a "Non-United States Holder" is a holder that is not a United States Holder.

Payments of Interest; Dividends

Subject to the discussion under *"Backup Withholding and Information Reporting"* below, payments, if any, of interest earned on the Escrowed Proceeds and dividends paid on Common Shares acquired upon exercise or deemed exercise of Special Warrants generally should not be subject to United States federal income tax, including United States federal withholding tax, if paid to a Non-United States Holder, provided that such payments are not effectively connected with the conduct of a trade or business by such Non-United States Holder within the United States, and, if certain treaty provisions apply, are not attributable to a permanent establishment maintained by such Holder in the United States.

Sale, Exchange, or Other Disposition of Common Shares or Warrants

Subject to the discussion under *"Backup Withholding and Information Reporting"* below, any gain realized upon the sale, exchange or other disposition of the Common Shares or Warrants generally should not be subject to United States federal income tax, including United States federal withholding tax, unless (1) the gain is effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States, and, if certain treaty provisions apply, is attributable to a permanent establishment maintained by such Holder in the United States, or (2) in the case of a Non-United States Holder who is a non-resident alien individual, the Non-United States Holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met.

Backup Withholding and Information Reporting

Payments of interest earned on the Escrowed Proceeds and dividends on Common Shares, to the extent such payments are considered to be made within the United States to a Holder, and the proceeds from the sale, exchange or redemption of Common Shares or Warrants, may be subject to United States information reporting and may also be subject to United States federal backup withholding tax, unless a holder (i) is an exempt recipient (including a corporation), (ii) a payee that complies with certain requirements, including applicable certification requirements, or (iii) is described in certain other categories of persons. For taxable years ending in 2003 through 2010, the backup withholding tax rate will be 28%.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Issuer is authorized to issue up to 700,000,000 Common Shares, of which there are 22,860,092 issued and outstanding as of June 30, 2003.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Issuer, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the outstanding Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis (a) such dividends, if any, as and when declared by the Issuer's Board of Directors at its discretion from funds legally available therefor, and (b) upon the liquidation, dissolution or winding up of the Issuer, the net assets of the Issuer after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants were created and will be issued pursuant to the terms of the Warrant Indenture. The Issuer has appointed the principal transfer office of the Trustee in Vancouver, British Columbia, as the location at which the Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $2.00 any time prior to 4:00 p.m. (Vancouver time) on May 29, 2008, at which time the Warrants will expire and become null and void. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Under the Warrant Indenture, the Issuer will be entitled to purchase in the market, by private

contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Warrants upon the occurrence of certain events, including:

(a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of warrants or pursuant to the exercise of directors', officers' or employee stock options granted under the Issuer's stock option plan;

(b) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares;

(c) the reduction, combination or consolidation (other than the Consolidation) of the Common Shares into a lesser number of shares;

(d) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 90 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e) the issuance or distribution to all or substantially all of the holders of the Common Shares or shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or any property or assets of the Issuer including evidences of indebtedness or the issuance or distribution to all or substantially all of the holders of the Common Shares, any property or other assets including cash and securities.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (i) reclassifications or redesignations of the Common Shares; (ii) consolidations, amalgamations, plans of arrangement or mergers of the Issuer with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (iii) the transfer (other than the transfer to one of the Issuer's subsidiaries) of the undertaking or assets of the Issuer as an entirety or substantially as an entirety to another corporation or other entity.

The Issuer has covenanted in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Issuer will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment of the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Issuer and the Trustee, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the

interest of the holders of Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of Warrant Shares that can be acquired pursuant to all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants entitled to acquire not less than 75% of the aggregate number of Warrant Shares that can be acquired pursuant to all the Warrants represented at the meeting and voted on the poll upon such resolution or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 75% of the aggregate number of Warrant Shares that can be acquired pursuant to the then outstanding Warrants.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Issuer's consolidated capitalization as at December 31, 2002, as at March 31, 2003 (before giving effect to the exercise or deemed exercise of any Special Warrants) and as at December 31, 2002, after giving effect to the exercise or deemed exercise of all of the Special Warrants:

Consolidated Capitalization

	Outstanding as at December 31, 2002 (audited)	**Outstanding as at March 31, 2003[1] (unaudited)**	**Outstanding as at December 31, 2002 afte giving effect to the exercise of all Special Warrants (unaudited)**
Common Shares[2] (Authorized: (700,000,000 as of June 30, 2003)	$158,635 (18,860,092 shares)	$162,417 (22,860,092 shares)	$258,720[3] (99,900,402 shares)
First Preference Shares (Authorized: 100,000,000)	-- --	-- --	-- --
Second Preference Shares (Authorized: 100,000,000)	-- --	-- --	-- --
Special Warrants	Nil	$100,085 (810,403,101 Special Warrants)	Nil
Contributed Surplus	$115	$885	$115
Deficit	$99,486	$100,657	$99,486
Total Capitalization	$59,264	$162,730	$159,349

(1) Before giving effect to the exercise or deemed exercise of any Special Warrants.

(2) In addition to Common Shares reserved for issue upon the exercise of the Warrants, there are currently 42,850,150 Common Shares reserved for issue upon the exercise of outstanding warrants of the Issuer, 8,950,000 Common Shares reserved for issue upon the exercise of outstanding options granted under the Issuer's stock option plan and ● Common Shares reserved for issuance upon the exercise of the Conversion Option described under "Significant Property Acquisitions and Dispositions". See "Options to Purchase Securities".

(3) Before deducting expenses of the Private Placement.

OPTIONS TO PURCHASE SECURITIES

STOCK OPTION PLAN

For a description of the Issuer's Stock Option Plan, see "Executive Compensation - Stock Option Plan".

The following table sets forth certain information concerning options granted pursuant to the Stock Option Plan which are outstanding as at June 30, 2003:

Optionees	Number of Common Shares under Option	Exercise Price per Common Share	Expiration Date	Market Value on Date of Grant
Executive Officers (5 individuals)	280,000 710,000 5,320,000	$1.50 $1.30 $1.35	August 8, 2006 February 6, 2008 June 16, 2010	$0.75 $1.30 $1.35
Directors(1) (5 individuals)	270,000 150,000 100,000(2) 1,300,000	$1.50 $1.30 $1.50 $1.35	August 8, 2006 February 6, 2008 July 30, 2004 June 16, 2010	$0.75 $1.30 $0.75 $1.35
Employees (3 persons)	20,000	$1.50	August 8, 2006	$0.75
Consultants (13 persons)	30,000 320,000 150,000 130,000	$1.30 $1.35 $1.70 $1.35	February 6, 2008 June 16, 2010 April 26, 2008 June 23, 2010	$1.30 $1.35 $1.70 $1.35

(1) Excludes directors who are also executive officers of the Issuer

(2) These options are held by two former directors.

WARRANTS TO PURCHASE COMMON SHARES

The Issuer has issued share purchase warrants to purchase Common Shares which are outstanding as follows, before giving effect to the exercise or deemed exercise of the Special Warrants:

Number of Warrants	Exercise Price per Warrant	Expiration Date
1,000,000	$2.00	December 31, 2003
50,000	$0.75	March 8, 2004
30,000	$1.10	July 23, 2004
2,000,000	$1.30	August 2, 2004
4,000,000	$1.30	March 18, 2005
100,000	$1.50	April 23, 2005
200,000	$1.50	May 8, 2005
40,470,1550	$2.00	May 29, 2008

The Issuer also anticipates issuing the Extension Warrant upon exercise or deemed exercise by Endeavour Mining of the Endeavour Mining Option. See "Convertible Debt".

CONVERTIBLE DEBT

For a discussion of outstanding convertible debt please see "General Development of the Business - Significant Property Acquisitions and Dispositions."

PRIOR SALES AND TRADING INFORMATION

PRIOR SALES

Since May 30, 2002, the Issuer has issued an aggregate of 10,639,736 Common Shares (on a post-Consolidation basis as follows:

Date	Number of Common Shares	Issue price Per Common Share	Aggregate Issue Price
July 8/02	2,200,000	$1.50	$3,300,000
July 11/02	600,000	$1.50	$900,000
July 23/02	30,000	$1.00	$30,000
July 23/02	639,934	$1.50	$959,901
July 23/02	389,934	$1.50	$584,901
July 23/02	779,868	$1.50	$1,169,803
August 2/02	2,000,000	$1.00	$2,000,000
March 18/03	4,000,000	$1.00 to $1.15	$4,075,750

See "Options to Purchase Securities" for particulars of share purchase warrants and other securities issued by the Issuer which are convertible into or exercisable for Common Shares.

TRADING INFORMATION

The Common Shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "NNO". The following table summarizes the reported high and low prices and the volume of trading of the Common Shares for the periods indicated (on a post-Consolidation basis):

PERIOD	HIGH $	LOW $	VOLUME #
2001			
Third Quarter	$0.80	$0.45	473,990
Fourth Quarter	$1.10	$0.35	233,811
2002			
First Quarter	$1.50	$0.40	229,545
Second Quarter	$1.60	$0.65	134,970
Third Quarter	$1.50	$0.60	8,843,143
Fourth Quarter	$0.75	$0.45	723,898
2003			
First Quarter	$2.40	$0.65	15,575,250
April	$2.05	$1.65	2,148,165
May	$1.90	$1.25	2,128,016
June	$1.48	$1.25	14,832,690

All prices in the above table give effect to the Consolidation regardless of whether they relate to the period before or after the June 16, 2003 effective date of the Consolidation.

The closing price of the Common Shares on the TSX on May 16, 2003 (being the last date of trading prior to the date the Underwriters and the Issuer agreed upon and announced the terms of the Private Placement) was $1.50 per share. The closing price of the Common Shares on the TSX on June 30, 2003 was $1.48 per share.

PRINCIPAL SHAREHOLDER

As at June 30, 2003, an aggregate of 22,860,092 Common Shares were issued and outstanding. To the knowledge of the directors and senior officers of the Issuer, no person beneficially owns, directly or

indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Issuer.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

FINANCIALINFORMATION

The following table sets forth selected consolidated financial information of the Issuer for the fiscal years ended December 31, 2002, 2001 and 2000 and for the three months ended March 31, 2003 and March 31, 2002. The following summary of selected information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Issuer's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this Prospectus. See "Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

All financial data presented below are expressed in thousands of dollars, except per share data:

Northern Orion Resources Inc. - Selected Financial Information

	Three Months Ended March 31 (Unaudited)		Years ended December 31		
	2003	2002	2002	2001	2000
For the period:					
Net earnings (loss)	($1,171)	($468)	($1,992)	($1,285)	($23,804)
Cash generated by (applied to) operating activities	(195)	(353)	(2,134)	(1,600)	(669)
Cash generated by (applied to) financing activities	3,782	500	2,446	1,978	2,050
Cash applied to investing activities	(23)	(86)	(160)	(4)	(1,682)
Weighted average number of Common Shares outstanding (thousands)	189,045	114,148	150,263	105,835	85,331
Per Common Share:					
Basic earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)
Diluted earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)
At period end:					
Cash and cash equivalents	4,103	620	539	387	13
Total assets	87,895	84,278	84,217	84,018	83,071
Total liabilities	25,250	32,383	24,953	32,155	52,623
Shareholders' Equity	62,645	51,895	59,264	51,863	30,448

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following summary of pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of the consolidated company and is derived from, and should be read in conjunction with and is qualified

in its entirety by reference to, the historical consolidated financial statements of the Issuer, and the historical financial statements of MAA, including the notes thereto, included elsewhere in this Prospectus. The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The Issuer uses the Canadian dollar as its reporting currency and MAA uses the United States dollar. All financial data presented below is in thousands of dollars, except per share data and number of shares outstanding.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2002, and for the three months ended March 31, 2003, assume that the Alumbrera Acquisition was completed on the first day of the respective fiscal periods. The pro forma consolidated balance sheet as at March 31, 2003, assumes that the Acquisition was completed on March 31, 2003.

	Pro Forma for the Three Months Ended March 31, 2003	**Pro Forma for the Year Ended December 31, 2002**
Operating results:		
Net earnings	$1,377	$18,909
Per Common Share:		
Basic earnings	0.01	0.20
Diluted earnings	0.01	0.20

	Pro Forma as at March 31, 2003
Financial position:	
Cash and cash equivalents	$8,818
Current assets	9,300
Total assets	239,192
Current liabilities	725
Total liabilities	77,721
Shareholders' Equity	161,471

The following table is a summary of selected quarterly financial information (unaudited) concerning the Issuer for each of the eight quarters indicated below. All figures are expressed in thousands of dollars, except per share amounts.

	Dec. 31		**Sep. 30**		**June 30**		**Mar. 31**	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**
Revenue	20	12	--	328	(2)	2	3	20
Expenses	433	603	693	287	416	415	471	342
Loss	413	591	693	(41)	418	413	468	322
Loss/Common Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Assets	84,217	84,021	84,606	84,078	83,654	84,230	84,278	83,701

	Dec. 31		Sep. 30		June 30		Mar. 31	
	2002	2001	2002	2001	2002	2001	2002	2001
Current Liabilities	428	7,633	407	347	713	540	7,858	1,021
Reclamation and Future Income Taxes	24,525	24,525	24,525	24,356	24,356	24,356	24,525	24,421
Total Liabilities	24,953	32,158	24,932	31,618	32,153	31,811	32,383	53,575
Share Capital	158,635	149,274	158,639	149,280	149,774	149,280	149,774	126,574
Contributed Surplus	115	--	108	--	107	--	83	--
Deficit	99,486	97,411	99,073	96,820	98,380	96,861	97,962	96,448

DIVIDEND POLICY

There are no restrictions that could prevent the Issuer from paying dividends. However, the Issuer has not paid any dividends on its Common Shares since incorporation and has no present intention of paying dividends, as it anticipates that all available funds will be invested to finance the growth of the Issuer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the Issuer's consolidated financial statements and the related notes thereto which appear elsewhere in this Prospectus. Events discussed elsewhere in this Prospectus have not been included in the discussion below.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

The Issuer recorded a loss of $1,171,000 or $0.01 per share (pre-Consolidation) in the three months ended March 31, 2003 ("first quarter 2003"), compared to a loss of $468,000 or $0.00 per share (pre-Consolidation) in the three months ended March 31, 2002 ("first quarter 2002").

The increase in costs in first quarter 2003 is primarily due to the value of stock compensation for directors and officers' stock options of $750,000 which is included in professional and consulting fees. The cash costs for professional and consulting increased from $173,000 in first quarter 2002 to $235,000 in first quarter 2003. Also included in professional and consulting costs are fees paid to external consultants as part of the Issuer's review of mineral property acquisitions. Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant cost in the second quarter 2003, until the completion of the Agua Rica and Alumbrera acquisitions.

Office and administration fees increased from $107,000 in first quarter 2002 to $230,000 in first quarter 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management of the Argentinean subsidiaries. During the three months ended March 31, 2003, 30,000 stock options were granted to an investor relations firm. The fair value using the Black-Scholes method of this compensation has been calculated at $20,000 and has been included in office and administration fees.

The Issuer's stock option plan is a stock appreciation rights plan, and is recorded using the fair value method. The effect of the measurement at March 31, 2003, is $750,000 which is included in

professional and consulting expense in the statements of operations and deficit and in contributed surplus in shareholders' equity on the balance sheets.

Severance and restructuring costs decreased from $154,000 in first quarter 2002 to $10,000 in first quarter 2003, due to the finalization of the restructuring process in fiscal 2002. A gain of $27,000 on the sale of shares was recorded in first quarter 2003, with no gain in the comparative first quarter 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The Issuer recorded a loss of $1,992,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2002 ("fiscal 2002"), compared to a loss of $1,285,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2001 ("fiscal 2001").

The increased costs are primarily due to increased professional and consulting fees, and restructuring costs in fiscal 2002. In fiscal 2002 a portion of the administration costs in Argentina has been reduced as a result of the devaluation of the Argentine Peso. Office and administration fees increased from $487,000 in fiscal 2001 to $552,000 in fiscal 2002. Management fees of $70,000 were paid to Miramar in fiscal 2001 compared with no management fees paid to Miramar in fiscal 2002, and should be added to the administration costs in fiscal 2001 for comparative purposes with fiscal 2002

Professional and consulting fees increased from $718,000 in fiscal 2001 to $907,000 in fiscal 2002 as a result of the Issuer contracting out many of these services. Included in these fees are fees paid to management, legal, accounting and fees paid for management of the Argentinean subsidiaries. Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant cost in the year ended December 31, 2003 ("fiscal 2003"), until the completion of the Agua Rica and Alumbrera acquisitions. Also included in professional and consulting costs are fees paid to external consultants as part of the Issuer's review of mineral property acquisitions.

Severance and restructuring costs increased from $203,000 in fiscal 2001 to $550,000 in fiscal 2002. Included in fiscal 2002 are severance costs of $144,000 paid to a former officer of the Issuer, and an advisory fee paid to a third party of $220,000 for assistance with the placement of the Miramar shares.

In 2001, the Issuer recorded a gain of $329,000 on the sale of common shares of an arms'-length public company, which the Issuer received as settlement for debt relating to exploration work completed on a mineral property held by the Issuer in 1997. The Issuer subsequently signed an option agreement with this company for the disposition of the Issuer's holdings received in the debt settlement. There was no comparative gain on sale of shares in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The Issuer recorded a loss of $1,285,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2001 ("fiscal 2001") compared to a loss of $23,804,000 or $0.28 per share (pre-Consolidation) in the year ended December 31, 2000 ("fiscal 2000").

The loss in fiscal 2001 includes no write-downs on mineral properties, whereas the comparative loss in fiscal 2000 includes write-downs on the San Jorge project and other assets of $22,271,000 or $0.26 per share (pre-Consolidation). Excluding write-downs, the Issuer's loss in fiscal 2001 of $1,285,000 compares to a loss in fiscal 2000 of $1,599,000.

The decreased costs are due in part to the continued curtailment of exploration activities in Argentina and Cuba and costs of depreciation related to the Cuban operating assets, the reduced scale of operations, and the termination of management fees charged by Miramar following the first three months of fiscal 2001, and no termination and severance costs.

The Issuer moved out of the Miramar offices and shared office space with a group of exploration companies, where office costs are shared on a full cost recovery basis depending on activity levels in the Issuer. Management fees of $420,000 were paid to Miramar in fiscal 2000 compared with

management fees paid of $70,000 in fiscal 2001. Office and administration costs have increased from $220,000 in fiscal 2000 to $487,000 in fiscal 2001, but overall administration decreased from $660,000 in fiscal 2000 to $557,000 in fiscal 2001 when the management fees paid to Miramar are included in the comparative figures. Professional and consulting fees increased from $350,000 in fiscal 2000 to $718,000 in fiscal 2001 due to the restructuring completed in the second quarter of fiscal 2001. Severance and restructuring costs also increased during fiscal 2001 to $203,000 from $157,000 in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Cash increased by $3,564,000 in first quarter 2003, and resulted in a balance of $4,103,000 at March 31, 2003, compared to $620,000 at March 31, 2002.

During first quarter 2003, the Issuer completed a private placement of 4,000,000 units priced at $1.00 ($1.15 for non arms-length parties), for gross proceeds of approximately $4,075,750, or net proceeds of $3,782,000. Each unit in the private placement is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $1.30. A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has since been terminated. In first quarter 2002, a private placement for proceeds of $500,000 was completed.

Operating activities utilized $195,000 in first quarter 2003 compared to $353,000 in first quarter 2002.

Investing activities included expenditures of $23,000 on mineral property interests in first quarter 2003, compared to a recovery of expenditures of $86,000 in first quarter 2002.

In first quarter 2003, the Issuer granted 890,000 stock options at a price of $1.30 to directors, officers and investor relations' consultants, pursuant to the Issuer's stock option plan. The stock options expire on February 6, 2008. The stock option plan authorizes the issuance of up to 1,600,000 options of which 670,000 were outstanding at December 31, 2002. An additional 150,000 stock options have been granted to a consultant with an exercise price of $1.70 per share. These options expire on April 26, 2008, and 40,000 vest immediately. The remaining 110,000 vested upon receiving shareholder approval. A stock option plan was approved by shareholders to issue up to 10% of the issued shares of the Issuer including the shares to be issued pursuant to the Special Warrant financing.

In February 2003, the Issuer entered into a binding agreement with BHP to consolidate ownership of 100% of the Agua Rica project. On April 23, 2003, the Issuer entered into a definitive agreement with BHP and the 72% interest held by BHP was purchased for a total of US$12,600,000, with US$3,600,000 paid on May 8, 2003, and a final payment of US$9,000,000 due on or before June 30, 2005.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Cash increased by $152,000 in fiscal 2002 and resulted in a balance of $539,000 at December 31, 2002, compared to an increase in cash of $374,000 resulting in a cash balance of $387,000 at December 31, 2001. At December 31, 2002, the Issuer had working capital of $508,000 as compared to a working capital deficiency of $7,042,000 at December 31, 2001. At December 31, 2001, convertible promissory notes and accrued interest accounted for $7,167,000 of the current liabilities of $7,630,000 at that date, resulting in the increase in the working capital deficiency. During fiscal 2002, these promissory notes were converted to 4,609,736 common shares and the related accrued interest was forgiven.

Operating activities required $2,134,000 in fiscal 2002 compared to $1,600,000 in fiscal 2001.

Financing activities during fiscal 2002 included a private placement for proceeds of $500,000, which was used for working capital. The placement was for 833,333 common shares and 50,000 common share purchase warrants exercisable for two years at a price of $0.75. A financing fee of 30,000

common shares at a price of $1.00 and 30,000 purchase warrants exercisable at $1.10 was paid to an arm's length party. A second private placement completed during fiscal 2002 of 2,000,000 units at a price of $1.00 per unit provided net proceeds of $1,946,000. Each unit in the private placement was comprised of one common share and one share purchase warrant which entitles the holder to purchase an additional common share of the Issuer until August 2, 2004, at a price per share of $0.13 per share. In fiscal 2001 cash of $500,000 was received from Miramar and these advances were converted with previous advances from Miramar into two convertible promissory notes.

Investing activities in fiscal 2002 required $160,000 for maintenance of mineral property interests compared to $4,000 expended on mineral property interests in fiscal 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Cash increased by $374,000 in fiscal 2001 and resulted in a balance of $387,000 at December 31, 2001, as compared to a decrease in cash in fiscal 2000, with a cash balance of $13,000 at December 31, 2000. At December 31, 2001, the Issuer had a working capital deficiency of $7,042,000 compared to a working capital deficiency of $924,000 at December 31, 2000. Of the amount of the fiscal 2001 deficiency, the convertible promissory notes payable to Miramar accounted for $7,167,000 of the current liabilities.

Financing activities in fiscal 2001 included a private placement of 1,000,000 units priced at $1.50 per unit for net proceeds of $1,474,000. Each unit consisted of one common share and one share purchase warrant. The warrants had an exercise price of $1.75 during the first year and $2.00 during the second. The warrants, due to expire on April 28, 2003, have been extended to December 31, 2003. During fiscal 2001, Miramar advanced $500,000 which was converted with previous advances of $675,000 and cash for convertible debentures of $1,405,000 in fiscal 2000, and advances from earlier years into two convertible promissory notes.

Investing activities related to mineral property interests with $4,000 in expenditures in fiscal 2001 compared to $1,682,000 in expenditures in fiscal 2000.

FISCAL 2002 SUMMARY

The Issuer ended fiscal 2002 with working capital of $508,000. Working capital was not sufficient at the time for the Issuer's requirements for the 2003 fiscal year. During fiscal 2002 and in the period to the date of the prospectus, the Issuer has entered into and completed several major transactions.

A restructuring of the Issuer completed in fiscal 2001 resulted in the conversion of a $21,226,243 convertible debenture held by Miramar into 1,443,962 common shares at $14.70 each. In addition, the Issuer's remaining debts to Miramar were consolidated into two convertible promissory notes totalling $6,914,605. Interest accrued to June 2001 of $351,000 to the date of conversion of the Miramar promissory notes was forgiven. This interest, which had been capitalized to mineral property interests, was reversed and the carrying value of the Issuer's mineral property interests was reduced as a result.

The conversion price for the new convertible promissory notes was $1.50 per share and in fiscal 2002, the two notes were converted into 4,609,736 common shares when Miramar, pursuant to a previously granted option, sold a significant portion of its holdings of the Issuer through the facilities of 1341180 Ontario Limited, a private company owned by Mr. Robert Cross, a director and Chairman of the Issuer, pursuant to an option agreement on the Miramar shares. Mr. Cross exercised the option and facilitated the redistribution of 4,800,000 of the common shares previously held by Miramar. An advisory fee of $220,000 was paid to an arm's length party in connection with completion of these transactions.

In September 2002, the Issuer entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project. The acquisition is by

way of an option agreement over 100% of the issued and outstanding common shares in MMI. The terms of the option agreement are as follows:

- Newport issued 400,000 common shares to the Issuer as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104,000. Of these shares, 200,000 are subject to the Royalty and Proceeds Interest;
- Newport will assume and pay the carrying costs relating to the Mantua Project up to a maximum of US$20,000 per month (at March 31, 2003, $171,781 is included in accounts receivable, and has not yet been received from Newport); and
- Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000;

If the Issuer identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer. Newport will assume US$20,000,000 of the US$28,000,000 in subordinated debt owing to the Issuer by Geominera, S.A. Should Newport identify and secure financing, Newport will assume US$14,000,000 of the subordinated debt, leaving the Issuer with the remaining US$14,000,000 subordinated debt. Upon exercise of the option of the shares in Mantua, Newport agrees to assume the obligations under the Royalty and Proceeds Interest in respect of the Mantua Project. The Issuer has agreed to transfer 200,000 common shares of Newport to Miramar, at the deemed value of $52,000. The amount payable under the Royalty and Proceeds Interest will thereby be reduced by $52,000.

To facilitate due diligence on Alumbrera, the Issuer agreed to reimburse Wheaton for US$1,000,000 of Wheaton's costs for the due diligence conducted by Wheaton on its earlier acquisition of an initial 25% interest in the Alumbrera project. An initial payment of US$250,000 was paid to Wheaton on April 8, 2003, pursuant to the terms of the agreement. Wheaton has made available all of its technical, legal and commercial due diligence, completed in early 2003 and the Issuer has updated this information to the present.

DIRECTORS AND OFFICERS OF THE ISSUER

NAME, ADDRESS, POSITION WITH ISSUER, PRINCIPAL OCCUPATION AND SECURITY HOLDING

The name, municipality of residence, position with the Issuer and principal occupation for the immediately preceding five years of each of the directors and officers of the Issuer are as follows:

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for the Previous Five Years
John K. Burns[(1)(2)(3)] Director Philadelphia, PA	1995	Managing Director of FRM Management; President and Chief Executive Officer, Frontier Resources Management, Inc., both of Chicago, Illinois
David Cohen President, Chief Executive Officer and Director West Vancouver, B.C.	2002	President and Chief Executive Officer, Northern Orion Explorations Ltd.; 2000-2002,Vice-President and Chief Operating Officer, Northern Orion Explorations Ltd.; 1997-2001, Sr. Vice President, Miramar Mining Corporation
Robert Cross Chairman of the Board and Director West Vancouver, B.C.	2001	Private investor

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for the Previous Five Years
P. Terrance O'Kane(1)(2)(3) Director Surrey, B.C.	1999	Self-employed Metallurgical Engineer
Stephen Wilkinson(1)(2)(3) Director North Vancouver, B.C.	1999	President, ValGold Resources Ltd.; 1999-2002, President and Chief Executive Officer, Northern Orion Explorations Ltd.; 1997-1999, Mining Analyst, Global Mining and Metals Group, RBC Dominion Securities Inc.
Shannon Ross Chief Financial Officer Burnaby, BC	N/A	Chief Financial Officer, Lang Mining group of companies; 1999, Controller and Corporate Secretary, Dia Met Minerals Ltd.; 1996-1999, Controller, Hunter Dickinson group of companies
Sargent H. Berner Corporate Secretary Vancouver, B.C.	N/A	Partner, DuMoulin Black, Barristers and Solicitors
Mary P. Collyer Assistant Secretary West Vancouver, B.C.	N/A	Partner, DuMoulin Black, Barristers and Solicitors

(1) Member of audit committee.

(2) Member of executive compensation and corporate governance committee.

(3) Member of environmental committee.

Endeavour Mining Capital Corp. has the right to appoint a nominee to the board of directors of the Issuer, while amounts remain outstanding under the Credit Facility described under "Significant Property Acquisitions and Dispositions", but has indicated it will not exercise that right at this time.

AGGREGATE OWNERSHIP OF SECURITIES

As at June 30, 2003, the directors and officers of the Issuer, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,046,020 Common Shares or 4.58% of the Common Shares. After giving effect to the exercise or deemed exercise of the Special Warrants, the above shareholdings would constitute 1% of the 103,900,402 Common Shares then issued and outstanding.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed herein, to the knowledge of management of the Issuer, no director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has been, within the ten years preceding the date of this Prospectus, a director or officer of any other issuer which, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the other issuer access to any statutory exemptions for a period of more than 30 days consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robert Cross, a director of the Issuer, joined the board of Livent Inc. ("Livent") as part of the M. Ovitz Group in June 1998. Accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998. Thereafter, a class action suit was filed against Livent and its directors. Mr. Cross is currently not involved in any actions or proceedings in respect of Livent.

PENALTIES OR SANCTIONS

To the knowledge of management of the Issuer, no director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

PERSONAL BANKRUPTCIES

No director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons has, within the ten years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

CONFLICTS OF INTEREST

Except as disclosed herein, to the knowledge of management of the Issuer, there are no existing material conflicts of interest between the Issuer or any subsidiary of the Issuer and a director or officer of the Issuer or any subsidiary of the Issuer. Directors and officers of the Issuer and its subsidiaries may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Issuer or any of its subsidiaries may participate, the directors of the Issuer may have a conflict of interest in negotiating and conducting terms in respect of such participation. In the event that such conflict of interest arises at a meeting of the Issuer's Board of Directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

The information as to ownership of securities of the Issuer, corporate cease trade orders or bankruptcies, penalties or sanctions, personal bankruptcies or insolvencies and existing or potential conflicts of interest has been provided by each insider of the Issuer individually in respect of himself or herself.

EXECUTIVE COMPENSATION

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Prospectus, "named executive officers" means each of the individuals comprised of the Chief Executive Officer as at December 31, 2002, and the other four most highly compensated executive officers of the Issuer as at December 31, 2002, whose individual total compensation for the most recently completed fiscal year exceeded $100,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed fiscal year. The term "SAR" used herein means stock appreciation rights. "LTIP" means long term incentive plan.

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets out all annual and long-term compensation for services in all capacities to the Issuer and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the Named Executive Officers.

Summary Compensation Table

Name of Principal and Position	Year	Annual Compensation			Long-Term Compensation			All Other Compens-ation ($)(2)
					Awards			
		Salary ($)	Bonus for the Year ($)	Other Annual Com-pensation ($)(1)	Securities Under Options/ SARs Granted (#)	Restricted Shares/ Units Awarded ($)	LTIP Payout	
David Cohen President and Chief Executive Officer(1)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	144,000(2) 120,000(2) Nil	Nil 120,000(3) 70,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Stephen Wilkinson Former President and Chief Executive Officer (5)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	84,000(6) 144,000(6) 108,000(7)	Nil 170,000(3) 120,000(4)	Nil Nil Nil	Nil Nil Nil	162,000(8) Nil Nil
Robert Cross Chairman of the Board (9)	2002	Nil	Nil	104,326(10)	Nil	Nil	Nil	Nil

(1) Mr. Cohen was appointed President and Chief Executive Officer in August 2002. Prior to August 2002, Mr. Cohen served as Vice-President and Chief Operating Officer of the Issuer.

(2) Paid to Maluti Services Ltd. of which Mr. Cohen is the principal. A further $101,182 in 2002 and $97,024 in 2001 was paid to Maluti Services Ltd. on account of expenses.

(3) 35,000 of these stock options (post-Consolidation figure) are subject to vesting and will vest on August 30, 2003, the second anniversary date of grant. In the event of a "Major Corporate Transaction", these unvested options will vest immediately. A Major Corporate Transaction is defined as a bona fide offer to shareholders of the Issuer which, if accepted, would result in the offeror becoming a control person of the Issuer or a transaction by which the Issuer enters into an agreement which provides for or could result in an exchange of shares by shareholders of the Issuer.

(4) These stock options (post-Consolidation figure) were granted on February 4, 2000, and were cancelled during the fiscal year ended December 31, 2001.

(5) Mr. Wilkinson was President and Chief Executive Officer from October 1999 to August 2002.

(6) Paid to Dunrowan Management Ltd. ("Dunrowan") of which Mr. Wilkinson is a shareholder. A further $12,407 in 2002 and $31,380 in 2001 was paid on account of expenses.

(7) A further $68,113 was paid to Dunrowan on account of expenses.

(8) Represents a severance payment paid to Mr. Wilkinson in connection with his resignation as President and Chief Executive Officer in August 2002. See "Termination of Employment, Change in Responsibilities and Employment Contracts".

(9) Robert Cross was appointed Chairman of the Board in June 2002.

(10) Paid to 1341180 Ontario Ltd. of which Mr. Cross is the principal. $44,326 of this amount was paid to 1341180 Ontario Ltd. and other private companies of which Mr. Cross is the principal, on account of expenses.

Long-Term Incentive Plan (LTIP) Awards

The Issuer has no long-term incentive plan pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Issuer's securities) was paid.

Options and SARs

STOCK OPTIONS

Under the stock option plan of the Issuer (the "Stock Option Plan"), options to purchase Common Shares may be granted to full or part-time employees and directors of the Issuer or subsidiaries of the Issuer and other persons or companies engaged to provide ongoing management or consulting services for the Issuer or any entity controlled by the Issuer. In determining the number of Common Shares subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Issuer. The exercise price per Common Share may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted. Each option is for a term specified by the directors, to a maximum of ten years, and is not exercisable unless the optionee has been employed by, is a director or an officer of, or is engaged in providing ongoing management and consulting services for, the Issuer or a subsidiary of the Issuer continuously since the date of grant of the option, except in the case of the death of the optionee, in which case the option is exercisable for a maximum of twelve months thereafter, or in the case of an optionee ceasing to be an eligible participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable to a maximum of 30 days thereafter. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of loan, guarantee or otherwise, by the Issuer in connection with any purchase of Common Shares from the Issuer.

The directors of the Issuer have approved the adoption of an amended Stock Option Plan which increases the number of Common Shares reserved for grant to 10% of the post-Consolidated issued and outstanding Common Shares, including the Common Shares underlying the Special Warrants, or 10,390,040 Common Shares reserved under the Stock Option Plan. They have also approved the granting of an aggregate of 8,750,000 options under the amended Stock Option Plan.

STOCK APPRECIATION RIGHTS

The Stock Option Plan also provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan. A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the Common Shares to which the terminated option relates, to receive the number of Common Shares, disregarding fractions, which, when multiplied by the fair value of the Common Shares to which the terminated option relates (which is the average of the high and low board lot prices for the Common Shares on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such Common Shares multiplied by the difference between the fair value and the exercise price per share of such Common Shares, less any amount required to be withheld on account of income taxes.

Option/SAR Grants During the Most Recently Completed Fiscal Year

The Issuer did not grant any stock options or share appreciation rights under the Stock Option Plan or otherwise during the most recently completed fiscal year to any of the Named Executive Officers. Subsequent to the end of the most recently completed fiscal year, 8,110,000 stock options were granted under the Stock Option Plan, of which 5,300,000 million were granted to Named Executive Officers.

Aggregate Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed fiscal year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the fiscal year end and the value of unexercised in-the-

money options on an aggregated basis at the fiscal year end. The Named Executive Officers did not exercise any options in respect of the Issuer's shares during the most recently completed fiscal year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year End (# [Exercisable/ Unexercisable]	Value of Unexercised In-The-Money Options/SARs at Financial Year End ($ [Exercisable/ Unexercisable]
David Cohen	Nil	N/A	85,000/35,000(1)	Nil/Nil
Stephen Wilkinson	Nil	N/A	135,000/35,000(1)	Nil/Nil
Robert Cross	Nil	N/A	50,000/Nil(1)	Nil/Nil

(1) post-Consolidation figures

In-the-money options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing price of the Common Shares on December 31, 2002 was $0.075 (pre-Consolidation).

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed fiscal year.

Termination of Employment, Change in Responsibilities or Control and Employment Contracts

The services of David Cohen and Robert Cross are provided pursuant to management contracts with private corporations controlled by them. As the closing of the Alumbrera Acquisition, the Issuer entered into management contracts with each of Robert Cross and David Cohen pursuant to which Messrs. Cross and Cohen will receive compensation of $22,500 per month and a $200,000 bonus payable as to $100,000 in cash and $100,000 in Common Shares. Each of Mr. Cross and Cohen is entitled to a payment equal to two years' compensation ($540,000 each) in the event of termination due to change of control of the Issuer.

Except as otherwise disclosed herein, the Issuer and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Issuer's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change of responsibilities following a change of control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Management Contracts

Management contracts with respect to the services of Mr. Cohen and Mr. Cross are described under "Termination of Employment, Change in Responsibilities and Employment Contracts". Certain administrative and accounting services are provided to the Issuer by LMC Management Services Ltd., a company owned by a number of other public corporations. Services are supplied by LMC Management Services Ltd. on a full cost recovery basis. The Issuer paid an aggregate of approximately $169,161 to LMC Management Services Ltd. in respect of its services in the financial year ended December 31, 2002.

Except as otherwise disclosed herein, no management functions of the Issuer are performed to any substantial degree by a person other than the directors or senior officers of the Issuer.

RELATED PARTY TRANSACTIONS

During the three immediately preceding fiscal years of the Issuer and the period from December 31, 2002 to date, the Issuer has not acquired services or assets from an insider, promoter,

member of management or their respective associates or affiliates except as set out elsewhere in this Prospectus.

INDEBTEDNESS TO ISSUER OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is not currently, nor was there during the most recently completed fiscal year, any indebtedness of any director, executive officer, senior officer, proposed nominee for election as director or associate of any of them, to or guaranteed or supported by the Issuer or any of its subsidiaries either pursuant to an employee stock purchase program of the Issuer or otherwise.

RISK FACTORS

An investment in securities of the Issuer is speculative and involves significant risks which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information set forth elsewhere in this Prospectus, the following risk factors should be carefully reviewed by prospective investors:

EXPLORATION, DEVELOPMENT AND OPERATING RISKS

Mining operations generally involve a high degree of risk. The Issuer's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Issuer or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Issuer towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

INSURANCE AND UNINSURED RISKS

The Issuer's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death,

environmental damage to the Issuer's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Issuer maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Issuer may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Issuer or to other companies in the mining industry on acceptable terms. The Issuer might also become subject to liability for pollution or other hazards which may not be insured against or which the Issuer may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Issuer to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Issuer's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's operations. Environmental hazards may exist on the properties on which the Issuer holds interests or on the properties which are being acquired pursuant to the Acquisition which are unknown to the Issuer at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Issuer's operations. To the extent such approvals are required and not obtained, the Issuer may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

ENVIRONMENTAL RISKS AT THE ALUMBRERA MINE

A seepage plume has developed in the natural groundwater downstream of the tailings facility, within MAA's concession. A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. It will be necessary to augment the pump back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River. Based on the latest ground

water model, the pump back system will need to be operated for several years after mine closure. The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.

The Issuer has not obtained any indemnities from RTP, the vendor of the Alumbrera Mine, against potential environmental liabilities that may arise from the seepage plume or a rupture of the pipeline.

PERMITTING

The Issuer's operations in Argentina and Cuba are subject to receiving and maintaining permits from appropriate governmental authorities. Although MAA currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations. Prior to any development on any of its properties, the Issuer must receive permits from appropriate governmental authorities. There can be no assurance that the Issuer will continue to hold all permits necessary to develop or to commence or to continue operating at any particular property.

INFRASTRUCTURE

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Issuer's operations, financial condition and results of operations.

BUSINESS INTERRUPTION RISKS AT THE ALUMBRERA MINE

The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of MAA and could adversely affect the Issuer's financial condition and results of operations.

The Alumbrera Mine is located in a remote area of Argentina. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month. A serious accident involving a bus or plane could result in multiple fatalities. The disruption of these services could also result in significant disruption to the operations of MAA and have an adverse effect on the financial condition and operations of the Issuer.

UNCERTAINTY IN THE ESTIMATION OF ORE RESERVES AND MINERAL RESOURCES

The figures for Ore Reserves and Mineral Resources contained in this Prospectus are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Ore Reserves and Mineral Resources, including many factors beyond the Issuer's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver or copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such

estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore Reserves and Mineral Resources, or of the Issuer's ability to extract these Ore Reserves, could have a material adverse effect on the Issuer's results of operations and financial condition.

UNCERTAINTY RELATING TO INFERRED MINERAL RESOURCES

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability.

NEED FOR ADDITIONAL RESERVES

Because mines have limited lives based on proven and probable reserves, the Issuer must continually replace and expand its reserves. The life-of-mine estimates included in this Prospectus for the Alumbrera Mine may not be correct. The Issuer's ability to maintain, or increase its annual production of gold and copper will be dependent in significant part on its ability to bring new mines into production and MAA's ability to expand reserves at the Alumbrera Mine.

The Alumbrera Mine has an estimated mine life of ten years. The Issuer does not anticipate that further exploration at the Alumbrera Mine will result in a material increase to Ore Reserves.

LAND TITLE

Although the title to the properties owned and proposed to be acquired by the Issuer were reviewed by or on behalf of the Issuer, no formal title opinions were delivered to the Issuer and, consequently, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and the Issuer's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Issuer has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Issuer's mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Issuer may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

COMPETITION

The mining industry is competitive in all of its phases. The Issuer faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Issuer. As a result of this competition, the Issuer may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Issuer's revenues, operations and financial condition could be materially adversely affected.

ADDITIONAL CAPITAL

The mining, processing, development and exploration of the Issuer's properties, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Issuer's properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Issuer. Low gold prices during the five years prior to 2002 adversely affected the Issuer's ability to obtain financing, and low gold and copper prices could have similar effects in the future.

COMMODITY PRICES

The price of the Common Shares, the Issuer's financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold and copper. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Issuer's control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and copper-producing countries throughout the world. The price of gold and copper has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Issuer's properties to be impracticable.

Depending on the price of gold and copper, cash flow from mining operations may not be sufficient and the Issuer could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Issuer's mining properties is dependent on gold and copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold and copper prices could result in material write-downs of the Issuer's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Issuer's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.

Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Copper concentrate from the Alumbrera Mine is shipped to smelters in Europe, India, the Far East, Canada and Brazil. Transportation costs of copper concentrate could increase substantially due to an increase in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.

COMMODITY HEDGING

Currently the Issuer's policy is not to hedge future metal sales, however, this policy may change in the future. MAA does hedge some metal sales. Hedging of metal sales may require margin activities. Sudden fluctuations in the price of the metal being hedged could result in margin calls that could have an adverse effect on the financial position of the Issuer or MAA.

There is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect the Issuer and MAA from a decline in the price of the metal being hedged, it may also prevent the Issuer and MAA from benefiting fully from price increases.

EXCHANGE RATE FLUCTUATIONS

Exchange rate fluctuations may affect the costs that the Issuer incurs in its operations. The Issuer's costs in Cuba and Argentina are incurred principally in US dollars. The Issuer's costs in Canada are incurred principally in Canadian dollars. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold and copper production in US dollar terms. From time to time, the Issuer transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin

activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Issuer's financial position.

GOVERNMENT REGULATION

The mining, processing, development and mineral exploration activities of the Issuer are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Issuer's mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Issuer.

FOREIGN OPERATIONS

A majority of the Issuer's operations are currently conducted in Argentina and in Cuba, and as such the Issuer's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Argentina and Cuba may adversely affect the Issuer's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Issuer's operations or profitability.

LABOUR AND EMPLOYMENT MATTERS

Production at the Alumbrera Mine will be dependant upon the efforts of MAA's employees and may be affected by MAA's relationship with both its unionized and non-unionized employees. In addition, relations between the Issuer and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions the Issuer carries on business. Adverse changes in such legislation or in the relationship between MAA with its employees may have a material adverse effect on the Issuer's business, results of operations and financial condition.

ECONOMIC AND POLITICAL INSTABILITY IN ARGENTINA

The Alumbrera Mine and the Agua Rica Project are located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources. Argentina recently suffered severe economic difficulties including a significant currency devaluation, although in management's view there have been generally recognized improvements in economic and social conditions in recent months. The operations of MAA may be affected in the foreseeable future by these conditions.

In response to the political and economic instability in Argentina, in January 2002 the Argentinian government announced the abandonment of the one-to-one peg of the Argentina peso to the US dollar. See the audited annual financial statements of MAA included in this Prospectus for a description of the financial impact on MAA of the removal of the one to one peg of the peso to the US dollar and the subsequent devaluation of the peso to the US dollar. During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of official loans to multinational organizations. In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

There is the risk of political violence and increased social tension in Argentina as a result of the economic crisis and Argentina has experienced increased civil unrest, crime and labour unrest. In addition, the government has also renegotiated or defaulted on contractual arrangements. Roadblocks (piqueterou) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. There have been some minor disruptions to access routes near the Alumbrera mine site about one year ago which did not affect the supply of goods to the mine. Although there has not been any recurrence of disruptions in the past several months, there is no assurance that disruptions will not occur in the future which will affect the supply of goods. Civil disruptions may become more frequent if the economic situation in Argentina continues to deteriorate and may significantly disrupt the continuous supply of goods.

Certain events could have significant political ramifications to MAA in Argentina. In particular, serious environmental incidents such as the rupture of the concentrate pipeline, contamination of groundwater and surface water downstream of the tailings dam due to uncontrolled migration of the sulphate plume of other events which would constitute a major breach of EIR commitments.

The Alumbrera mining prospects are owned by YMAD, a quasi-governmental mining company, pursuant to an Argentine mining law which granted YMAD such rights. YMAD has granted a mining lease to MAA pursuant to the UTE Agreement. Significant political changes in Argentina which impact foreign investment and mining in general, or YMAD or MAA's rights to the Alumbrera mining prospects in particular, could adversely impact MAA's ability to operate the Alumbrera Mine.

Certain political and economic events such as: (i) the inability of MAA to obtain US dollars in a lawful market of Argentina or to effect the lawful transfer of US dollars to the senior lenders; (ii) acts or failures to act by a government authority in Argentina; and (iii) acts of political violence in Argentina, could have a material adverse effect on MAA's ability to operate the Alumbrera Mine and make payments due to senior lenders and may constitute an event of default under the terms of the security for the senior project debt.

FOREIGN SUBSIDIARIES

The Issuer conducts operations through foreign (Cayman Islands, Delaware, Argentinian, Cuban and Antiguan) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such

entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Issuer's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Issuer's valuation and stock price.

HELMS-BURTON

Cuban properties held by the Issuer may be subject to political risks arising out of the regulatory restrictions imposed by the United States on commerce and relations with Cuba. In 1996, a new United States federal law, the "Helms-Burton Act", was passed. It grants US companies whose Cuban properties were confiscated in 1958-1959 during the transition of the Cuban government to a communist government, the right to bring action in US district court against foreign nationals that "traffic" in, or make use of, confiscated property, subject to the authority of the President of the United States to suspend the right of a potential plaintiff. Although the Issuer does not believe the its Cuban properties or the minerals extracted from such properties, if any, will be subject to such claims, there can be no assurance that potential claimants do not exist or will not seek to bring an action against the Issuer. Investment in Cuba has also been subject to certain legal, political and economic risks as a result of the relations between the United States and Cuba that may adversely affect the Issuer's ability to obtain equipment, personnel and other resources required to conduct its exploration activities in Cuba. In addition, communist governments in a number of countries have expropriated private property in the past, in many cases without adequate compensation. There can be no assurance that the Cuban government will not expropriate the Issuer's Cuban properties in the future.

ACQUISITION STRATEGY

As part of the Issuer's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, the Issuer may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Issuer. The Issuer cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Issuer's business.

OPERATIONS OF THE ISSUER FOLLOWING THE ACQUISITION

The timing and manner of the implementation of decisions made with respect to the ongoing business of the Issuer following the Acquisition will materially affect the operations of the Issuer. Restructuring or integration of the operations of MAA, PGM, Wheaton and the Issuer will require the dedication of the management resources, which could distract attention from the day-to-day operations of the separate businesses of each company. If management of the Issuer is unable to effectively manage any such restructuring or integration, the operating results and financial condition of the Issuer could be materially adversely affected. In the event that the operations of MAA, PGM, Wheaton and the Issuer are restructured or integrated, there can be no assurance that the Issuer will be able to retain the key personnel currently employed in the separate operations of each company.

JOINT VENTURES

The Issuer holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Wheaton and MIM, respectively. The Issuer's interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Issuer's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Issuer's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines

efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

MARKET PRICE OF COMMON SHARES

The Common Shares of the Issuer are listed on the TSX. Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Issuer's share price is also likely to be significantly affected by short-term changes in gold or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Issuer's performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Issuer's business may be limited if investment banks with research capabilities do not continue to follow the Issuer's securities; (ii) the lessening in trading volume and general market interest in the Issuer's securities may affect an investor's ability to trade significant numbers of Common Shares; (iii) the size of the Issuer's public float may limit the ability of some institutions to invest in the Issuer's securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Issuer's securities to be delisted from the TSX, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Issuer's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Issuer may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

ARGENTINIAN ANTI-TRUST LAWS

The Issuer and BHP have filed a consultative opinion seeking a ruling from the Competition Defence Commission (the "CDC") in Argentina that notification for antitrust approval by the CDC is not required in respect of the Alumbrera Acquisition. The CDC is the regulatory body in Argentina that monitors transactions that may attract antitrust regulations, and considers issues of control and size of both the transaction and the parties involved when making its evaluations. While the Issuer has obtained advice from its Argentina counsel that the Alumbrera Acquisition is not subject to Argentina's antitrust laws, a ruling to this effect from the CDC has not yet been obtained, and there can be no assurance that such a favourable ruling will be obtained. A filing has also been made with the CDC by Argentine counsel on behalf of BHP and the Issuer in connection with the Agua Rica transaction. While the Issuer has been advised by its Argentine counsel that the possibility of an adverse ruling in respect of the Agua Rica transaction is remote, a ruling has not yet been made by the CDC, and there can be no assurance that such a favourable ruling will be obtained. Argentine counsel has advised the Issuer that in circumstances where the CDC rules that a tranaction is contrary to applicable Argentine anti-trust laws, the CDC has the authority to require the parties to restructure or ultimately unwind a transaction.

PROMOTERS

David Cohen, the President and a director of the Issuer, and Robert Cross, the Chairman of the Board and a director of the Issuer, may be considered promoters of the Issuer under applicable securities laws due to their role in reorganizing the business of the Issuer. Other than their services as described in "Directors and Officers of the Issuer", the Issuer has received and is to receive nothing of value, directly or indirectly, from either Mr. Cohen or Mr. Cross.

MATERIAL CONTRACTS

The only material contracts entered into by the Issuer since May 30, 2001, other than in the ordinary course of business, that can be reasonably regarded as presently being material to the Issuer, are the following:

1. the Underwriting Agreement (see "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture");
2. the Special Warrant Indenture (see "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture");
3. the Warrant Indenture (see "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture");
4. the Purchase Agreement (see "Alumbrera Acquisition - Purchase Agreement and other Contracts"); and
5. purchase agreement with BHP respecting Agua Rica (see "General Development of the Business -Significant Property Acquisitions and Dispositions").

A copy of each of the foregoing contracts may be inspected at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, during normal business hours during the period of distribution of the securities distributed pursuant to this Prospectus.

LEGAL PROCEEDINGS

There are no legal proceedings material to the Issuer to which the Issuer or any of its subsidiaries is a party or to which any of the Issuer's properties is subject and no such proceedings are known by the Issuer to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed below and elsewhere in this Prospectus, to the knowledge of the Issuer, no director or executive officer of the Issuer, or associate or affiliate of any of the persons or companies mentioned above has had any material interest, direct or indirect, in any transaction since May 30, 2000, or in any proposed transaction, that has materially affected or will materially affect the Issuer or any subsidiary of the Issuer.

In March 2002, ValGold Resources Ltd., a company with, at the time, two common directors (being Frank Lang and Stephen J. Wilkinson with the Issuer (now only one common director, being Stephen J. Wilkinson), purchased 833,333 Common Shares and 50,000 share purchase warrants of the Issuer on a private placement basis for total consideration of $500,000. Proceeds of the private placement were used for working capital purposes and to conduct due diligence related to a potential acquisition.

In August 2002, Robert Cross and an associate of David Cohen each purchased 1,000,000 units, each consisting of one Common Share of the Issuer and one share purchase warrant of the Issuer exercisable for one Common Share at a price of $1.30 per Common Share for two years. These units on a private placement basis for aggregate consideration of $2,000,000. Proceeds of the private placement were used for working capital purposes and to conduct due diligence respecting a potential acquisition. In March 2003, Sargent Berner and an associate of each of David Cohen and Robert Cross purchased in the aggregate 505,000 units of 4,000,000 units issued by the Issuer on a private placement basis (each such unit consisting of one Common Share and one share purchase warrant exercisable for one Common Share at a price of $1.30 for two years).

During the fiscal year ended December 31, 2002, the Issuer paid administrative expenses to LMC Management Services Ltd., a private company which has a director and an officer in common with

the Issuer (Stephen J. Wilkinson and Shannon Ross, respectively) and provides services to the Issuer on a full cost recovery basis. No fees are paid for the services of Mr. Wilkinson.

During the fiscal year ended December 31, 2002, the Issuer paid legal fees of $104,328 to a law firm of which Sargent H. Berner and Mary P. Collyer, officers of the Issuer, are partners.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Issuer are Deloitte & Touche LLP, Chartered Accountants, 2800 - 1055 Dunsmuir Street, 4 Bentall Centre, Vancouver, British Columbia V7X 1P4, who were first appointed auditors of the Issuer effective May 16, 2003.

The registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and it will also act as registrar and transfer agent for the Warrants. Pacific Corporate Trust Company has been appointed trustee under each of the Special Warrant Indenture and the Warrant Indenture and has been appointed escrow agent for the purpose of holding the Escrowed Proceeds in escrow pursuant to the terms of the Special Warrant Indenture. See "Plan of Distribution".

LEGAL MATTERS

Certain legal matters relating to the securities to be distributed under this Prospectus will be passed upon for the Issuer by Stikeman Elliott LLP and Perkins Coie LLP, and for the Underwriters by Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP. As at June 30, 2003, the partners and associates of each of Stikeman Elliott LLP and Cassels Brock & Blackwell LLP beneficially owned, directly or indirectly, less than one per cent of the then outstanding Common Shares.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provide purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of Special Warrants who acquires Common Shares and Warrants upon the exercise or deemed exercise of such Special Warrants, as provided for in this Prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of Special Warrants, but also of the Private Placement, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Underwriters or the Issuer on the acquisition of the Special Warrants. In the event such holder is a permitted assignee of the interest of the original subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of Special Warrants under section 131 of the *Securities Act* (British Columbia), section 203 of the *Securities Act* (Alberta) and section 130 of the *Securities Act* (Ontario) or the corresponding provisions of other securities legislation or otherwise at law and is subject to the defences, limitations and other provisions of such legislation.

GLOSSARY OF MINING TERMS

In this Information Circular, the Exhibits hereto, and the accompanying Notice of Meeting, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below:

"Ag" means silver

"As" means arsenic

"assay" means the chemical analysis of mineral samples to determine the metal content

"Au" means gold

"capital expenditure" means all other expenditures not classified as operating costs

"composite" means combining more than one sample result to give an average result over a larger distance

"concentrate" means a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore

"crushing" means initial process of reducing ore particle size to render it more amenable for further processing

"Cu" means copper

"cutoff grade" means the minimum metal grade at which a ton of rock can be processed on an economic basis

"deposit" means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved

"dilution" means waste, which is unavoidably mined with ore

"dip" means angle of inclination of a geological feature/rock from the horizontal

"fault" means the surface of a fracture along which movement has occurred

"**Fe**" means iron

"flotation" means the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

"footwall" means the underlying side of an orebody or stope

"gangue" means non-valuable components of the ore

"grade" means the measure of concentration of the applicable metal within mineralized rock

"hanging wall" means the overlying side of an orebody or slope

"haulage" means a horizontal underground excavation which is used to transport mined ore

"hydrocyclone" means a process whereby material is graded according to size by exploiting centrifugal forces of particulate materials

"igneous" means Primary crystalline rock formed by the solidification of magma

"Indicated mineral resources" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

"Inferred mineral resources" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

"kriging" means an interpolation method of assigning values from samples to blocks that minimizes the estimation error

"lenticular" means in the form of elongated lenses

"lithological" means geological description pertaining to different rock types

"Measured mineral resources" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

"mill" means a plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals

"milling" means a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

"mine" means an excavation in the earth for the purpose of extracting minerals. The evacuation may be an open pit on the surface or underground workings

"Mineral / Mining Lease" means a lease area for which mineral rights are held

"mineral reserve" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined

"mineral resources" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge

"mineralization" means the concentration of minerals within a body of rock

"Mo" means molybdenum

"ore" means a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit

"Pb" means lead

"Proven mineral reserve" means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"Probable mineral reserve" means the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"Sb" means antimony

"sedimentary" means pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks

"stratigraphy" means study of stratified rocks in terms of time and space

"Strike" means direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

"sulfide" means sulfur bearing mineral

"tailings" means finely ground waste rock from which valuable minerals or metals have been extracted

"thickening" means process of concentrating solid particles in suspension

"total expenditure" means all expenditures including those of a operating and capital nature

"variogram" means statistical representation of the characteristics (usually grade)

"Zn" means zinc

GLOSSARY OF UNITS

"cm" means a centimetre

"g" means gram or grammes

"g/t" means grammes per metric tonne

"ha" means a hectare

"hrs" means hours

"k" means one thousand units

"kg" means a kilogram

"km" means a kilometre

"km^2" means a square kilometre

"koz" means one thousand fine troy ounces

"kt" means one thousand metric tonnes

"kWh/t" means kilowatt hour per tonne

"lb" means pound

"**m**" means a metre

"**m²**" means a square metre - measure of area

"**m³**" means a cubic metre

"**mt**" means a million metric tonne

"**mm**" means a millimetre

"**moz**" means a million troy ounces

"**mtpa**" means a million metric tonnes per annum

"**mw**" means a million watts

"**oz**" means a fine troy ounce equalling 31.10348 grammes

"**ppb**" means parts per billion

"**ppm**" means parts per million

"**tpd**" means tonnes per day

"**t**" means a metric tonne

"**US$m**" means a million United States Dollars

"**US$**" means United States Dollar

"**US$/oz**" means United States Dollars per fine troy ounce

"**US$/t**" means United States Dollars per tonne

"**°**" means degrees

"**C**" means degrees centigrade

"**%**" means percentage

" **'** " means minutes

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2001 and 2000
and three months ended March 31, 2003 and 2002 (Unaudited)

Auditors' Report

To the Board of Directors of
Northern Orion Resources Inc.
(formerly Northern Orion Explorations Ltd.)

We have audited the consolidated balance sheets of Northern Orion Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
July 2, 2003

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Balance Sheets

(Expressed in Thousands of Canadian Dollars)

	March 31, 2003 (Unaudited)	December 31, 2002	December 31, 2001
Assets			
Current assets			
Cash and cash equivalents	$ 4,103	$ 539	$ 387
Marketable securities (note 4)	93	142	--
Due from related parties (note 10)	16	25	--
Accounts receivable	303	230	167
Prepaid expenses	70	--	34
	4,585	936	588
Plant and equipment (note 5(a))	2,186	2,187	2,192
Mineral property interests (note 5(b))	81,124	81,094	81,238
	$ 87,895	$ 84,217	$ 84,018
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts payable and accrued liabilities	$ 670	$ 428	$ 371
Due to related parties (note 10)	55	--	92
Convertible promissory notes payable (note 7(d))	--	--	7,167
	725	428	7,630
Provision for reclamation obligations	40	40	40
Future income taxes (note 9)	24,485	24,485	24,485
	25,250	24,953	32,155
Shareholders' equity			
Share capital (note 7)	162,417	158,635	149,274
Contributed surplus (note 7(b))	885	115	--
Deficit	(100,657)	(99,486)	(97,411)
	62,645	59,264	51,863
	$ 87,895	$ 84,217	$ 84,018

Continuing operations (note 1)
Commitments (note 14)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"David W. Cohen"
David W. Cohen
Director

"Stephen J. Wi,lkinson
Stephen J. Wilkinson
Director

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Operations and Deficit

(Expressed in Thousands of Canadian Dollars, except per share amounts)

	Three months ended March 31, (Unaudited)		Years ended December 31,		
	2003	2002	2002	2001	2000
Expenses					
Cost of Sales	--	--	--	--	$ 142
Depreciation and depletion	$ 1	$ --	$ 5	$ 32	$ 317
Foreign exchange loss (gain)	(20)	2	(1)	137	(44)
Management fees (note 10)	--	--	--	70	420
Office and administration (note 10)	230	142	552	487	220
Professional and consulting (note 7(b))	985	173	907	718	350
Severance and restructuring costs	10	154	550	203	157
Write-down of mineral *property interests*	--	--	--	--	22,271
Write-down of other assets	--	--	--	--	37
	1,206	471	2,013	1,647	23,870
Gain on sale of shares	(27)	--	--	(329)	--
Interest income	(8)	(3)	(21)	(33)	66
Loss for the period	(1,171)	(468)	(1,992)	(1,285)	(23,804)
Deficit, beginning of period, as previously reported	(99,486)	(97,411)	(97,411)	(96,126)	(72,322)
Adjustment for stock-based compensation (note 2)	--	(83)	(83)	--	--
Deficit, end of period	$ (100,657)	$ (97,962)	$ (99,486)	$ (97,411)	$ (96,126)
Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.28)
Weighted average number of common shares outstanding	189,045,366	114,148,000	150,263,026	105,835,278	85,330,540

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Cash Flows

(Expressed in Thousands of Canadian Dollars, except per share amounts)

	Three months ended March 31 (Unaudited)		Years ended December 31		
	2003	**2002**	**2002**	**2001**	**2000**
Cash provided by (used for):					
Operations:					
Loss for the period	$ (1,171)	$ (468)	$ (1,992)	$ (1,285)	$ (23,804)
Items not involving cash					
Depreciation and depletion	1	--	5	32	317
Write-down of mineral property interests	--	--	--	--	22,271
Gain on sale of shares	(27)	--	--	--	--
Write-down of other assets	--	--	--	--	37
Stock-based compensation	770	--	32	--	--
	(427)	(468)	(1,955)	(1,253)	(1,179)
Changes in non-cash operating working capital					
Accounts receivable	(73)	(14)	(153)	(131)	311
Due to/from related parties	64	40	(117)	92	--
Proceeds on sale of marketable securities	76	--	--	--	--
Prepaid expenses	(77)	3	34	3	(3)
Accounts payable and accrued liabilities	242	86	57	(311)	202
	(195)	(353)	(2,134)	(1,600)	(669)
Investments:					
Mineral property interests	(23)	(86)	(160)	(4)	(1,682)
Financing:					
Promissory notes	--	500	--	500	675
Reclamation	--	--	--	4	(30)
Convertible debenture	--	--	--	--	1,405
Common shares issued for cash	3,782	--	2,446	1,474	--
	3,782	500	2,446	1,978	2,050
Increase (decrease) in cash and cash equivalents during the period	3,564	233	152	374	(301)
Cash and cash equivalents, beginning of period	539	387	387	13	314
Cash and cash equivalents, end of period	$ 4,103	$ 620	$ 539	$ 387	$ 13

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

1. Nature of operations:

Northern Orion Explorations Ltd. ("the Issuer") is incorporated under the *Company Act* (British Columbia) and has interests in mineral properties in Argentina and Cuba. The Issuer is in the mineral exploration and development stage and has not yet proven whether its resource properties contain reserves that are economically recoverable.

These financial statements are prepared on the basis that the Issuer will continue as a going concern, which assumes that the Issuer will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that the Issuer's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Issuer has incurred significant losses to date and has been reliant on external sources of funds from issuance of equity and debt. The ability of the Issuer to continue as a going concern is dependent upon obtaining the necessary financing (notes 14(c) and (d)) to ensure that the Issuer is able to meet its liabilities and commitments as they come due. There can be no assurance that required funding will be available on an economic basis.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Issuer to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production. Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

2. Change in accounting policy:

Effective January 1, 2002, the Issuer adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments, and require recognition of stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement but with the cumulative impact charged against equity. As the Issuer's stock option plan includes share appreciation rights, the Issuer has recorded an increase to deficit of $83 and an increase to contributed surplus of $83 as at January 1, 2002, on retroactive application of this policy.

3. Significant accounting policies:

(a) Basis of consolidation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Issuer and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. All material intercompany balances and transactions have been eliminated.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

3. Significant accounting policies (continued):

(b) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas where management's judgement is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation. In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the interest. These arrangements may, and likely, will, change in the future in response to changing business conditions, and these changes may impact the Issuer's estimates of cash flows. Actual results could differ from those estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days when acquired.

(d) Marketable securities:

Marketable securities consist of investments in publicly traded equity securities and are recorded at the lower of cost and market.

(e) Plant and equipment:

Plant and equipment are recorded at cost including capitalized interest incurred during the construction phase. Net operating costs, interest costs and financing costs incurred in the period preceding commercial production are capitalized. Mine plant and equipment are depreciated using the straight-line and declining balance methods, as appropriate to the assets, over their estimated useful lives, not to exceed the estimated life of the proven and probable ore reserves commencing with the attainment of commercial production. Mining equipment and vehicles are depreciated over their estimated useful lives of five to fifteen years. The Issuer has ceased depreciation of mining equipment and vehicles pending re-commencement of mining operations. Maintenance costs incurred during this period are expensed against operations. Office furniture and computer equipment are depreciated using the straight-line method over periods from three to ten years.

(f) Mineral property interests:

Mineral resource properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis. These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned. A provision for site restoration costs is provided as necessary by a charge to earnings over the estimated remaining life of the resource properties. Costs related to ongoing site restoration programs are

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

3. Significant accounting policies (continued):

(f) Minteral property interests (continued):

expensed when incurred. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net recoverable amount as appropriate.

The amount shown for mineral property interests represents cost incurred to date and the fair market value of common shares issued to acquire mineral property interests and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the period incurred. Property investigations costs, where a property interest is not acquired, are expensed as incurred.

(g) Translation of foreign currencies:

The Issuer's operations in Cuba and Argentina are considered to be integrated operations for purposes of foreign currency translation. Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date, non-monetary assets and related depreciation at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(h) Income taxes:

The Issuer uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted. The amount of future tax assets recognized is limited to the amount that is considered to be more likely than not to be realized.

(i) Loss per common share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercises of dilutive stock options are applied to repurchase common shares at the average market price for the period.

(j) Stock based compensation:

The Issuer has a share option plan described in note 7(b). Effective January 1, 2002, the Issuer accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value based method. For all other employee awards, the Issuer

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

3. Significant accounting policies (continued):

(j) Stock based compensation (continued):

continues to follow the settlement method. Under the settlement method, no compensation cost is recognized when the awards are issued to employees. Any consideration paid by employees on exercise is credited to share capital. For such awards, the Issuer discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied.

Under the fair value based method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award. For employee stock-based payments that call for the settlement in cash or other assets or by the issuance of equity instruments, compensation cost is measured at intrinsic value of the award and is recognized over the vesting period. Changes in the intrinsic value between the grant date and the measurement date is reflected as a change in compensation cost.

4. Marketable securities:

At March 31, 2003, the Issuer holds 136,500 (December 31, 2002 - 300,000) common shares of International Barytex Resources Ltd. ("Barytex"), recorded at $41 (December 31, 2002 - $90) and 200,000 common shares of Newport Exploration Ltd. ("Newport") recorded at $52. There were no shares held as marketable securities at December 31, 2001.

In relation to an option agreement with Barytex that was terminated during the year ended December 31, 2002, the Issuer received 300,000 common shares of Barytex as settlement for amounts owing to the Issuer. At December 31, 2002, the quoted market value of the shares held approximated its carrying value. At March 31, 2003, the quoted market value of the remaining shares was $61. Subsequent to the three months ended March 31, 2003 (Unaudited), the Issuer has sold 95,500 of these common shares for proceeds of $43.

The shares of Newport were received pursuant to an option agreement on the Mantua property (note 5(b)(iii)). At March 31, 2003 (Unaudited), the shares have a quoted market value of $70 (December 31, 2002 - $64).

5. Plant and equipment and mineral property interests:

(a) Plant and equipment:

March 31, 2003 (Unaudited)			
	Cost	**Accumulated depreciation**	**Net Book Value**
Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	120	1
	$10,066	$ 7,880	$ 2,186

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

5. Plant and equipment and mineral property interests (continued):

(a) Plant and equipment (continued):

	December 31,					
	2002			2001		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	119	2	121	114	7
	$10,066	$ 7,879	$ 2,187	$10,066	$ 7,874	$ 2,192

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua. Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b) Mineral property interests:

March 31, 2003 (Unaudited)	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2002	$ 74,291	$ --	$ 24,790	$ (17,987)	$ 81,094
Exploration and development expenditures (recoveries)	38	--	(8)	--	30
Balance, March 31, 2003	$ 74,329	$ --	$ 24,782	$ (17,987)	$ 81,124

December 31, 2002	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2001	$ 74,505	$ --	$ 24,720	$ (17,987)	$ 81,238
Exploration and development expenditures (recoveries)	(214)	--	70	--	(144)
Balance, December 31, 2002	$ 74,291	$ --	$ 24,790	$ (17,987)	$ 81,094

December 31, 2001	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2000	$ 74,007	$ --	$ 24,738	$ (17,987)	$ 80,758
Exploration and development expenditures (recoveries)	498	--	(18)	--	480
Balance, December 31, 2001	$ 74,505	$ --	$ 24,720	$ (17,987)	$ 81,238

(Expressed in Thousands of Canadian Dollars)

5. Plant and equipment and mineral property interests (continued):

(b) Mineral property interests (continued):

(i) Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licences. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Issuer (30%) and BHP Minerals International Exploration Inc. ("BHP") (70%). In June 2001, the Issuer elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds are available to the Issuer to make further payments on the project. As a result, in fiscal 2001, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed. The dilution on the project to December 31, 2002, reduced the Issuer's interest in the project to a 28% interest (2001 - 29.12%). During fiscal 2002, the Issuer capitalized interest of $nil (2001 - $639) on funds borrowed for exploration and development activities.
On April 23, 2003, the Issuer entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12.6 million of which BHP has agreed to defer US$9.0 million (the "Deferred Payment") without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003. The Deferred Payment will be secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Issuer and a mortgage of certain of the core claims comprising the Agua Rica project.

(ii) San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina. The property consists of mining concessions and staked claims. The Issuer maintains an interest in the claims, but has previously written off all associated costs.

(iii) Mantua, Cuba

The Issuer operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations ceased. The Mantua project, 50% owned by the Issuer, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project. At December 31, 2002, subordinated debt of US$28 million is owing to the Issuer by Geominera for expenditures previously paid for by the Issuer on Geominera's behalf. The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Issuer entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project. The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Issuer. Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (note 6). Newport will assume and pay carrying costs relating to the Issuer's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

5. Plant and equipment and mineral property interests (continued):

(b) Mineral property interests (continued):

(iii) Mantua, Cuba (continued):

The Issuer and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A) Should the Issuer identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer in consideration. In this case, Newport will assume US$20 million of the US$28 million subordinated debt owing to the Issuer by Geominera, leaving the Issuer with US$8 million of the subordinated debt;

(B) Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14 million of the subordinated debt owing to the Issuer by Geominera, leaving the Issuer with the remaining US$14 million subordinated debt; and

(C) All costs incurred by the Issuer and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (note 6) with respect to the Mantua project.

6. Royalty and net proceeds interest payable:

In December 1999, the Issuer reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation ("Miramar"). Under the agreement, the Issuer also issued a royalty and net proceeds interest ("Proceeds Interest") entitling Miramar to receive (a) the economic equivalent of a 2.5% net smelter returns royalty on all production from Company's mining properties, (b) 100% of the net proceeds of disposition of any interest in the Agua Rica project until the indebtedness under the Debentures (note 7(d)) were paid and (c) 50% of the net proceeds of disposition of any interest in the Mantua Project and the San Jorge Project were also payable to Miramar with a maximum amount payable of $17,987. In 2001, the Proceeds Interest was reduced to a maximum amount payable of $15,000, and (b) and (c) were limited to 50% of the net proceeds of a disposition of any interest in the Agua Rica project and the Mantua project.

7. Share capital:

Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

7. Share capital (continued):

(a) Issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 1999	74,006,780	$122,000
Shares issued:		
In partial settlement of promissory note	15,000,000	4,500
For financial consulting services	423,821	74
Balance, December 31, 2000	89,430,601	126,574
Shares issued:		
Private placement, cash less share issue costs	10,000,000	1,474
Conversion of convertible debenture (note 7 (d))	14,439,621	21,226
Balance, December 31, 2001	113,870,222	149,274
Shares issued for cash:		
Private placement, less share issue costs	8,333,333	470
Private placement, less share issue costs	20,000,000	1,946
Shares issued for other:		
Costs on issue of common shares	300,000	30
Conversion of promissory notes (note 7 (d))	46,097,367	6,915
Balance, December 31, 2002	188,600,922	158,635
Shares issued for cash		
Private placement, less share issue costs	40,000,000	3,782
Balance, March 31, 2003 (Unaudited)	228,600,922	$162,417

(b) Stock options:

The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 16,000,000 common shares. The directors of the Issuer set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment. The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated. The Issuer has a stock option plan for its directors and employees to acquire common shares of the Issuer at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 16,000,000 stock options.

As no share options to employees were granted during the year ended December 31, 2002, no pro forma loss or loss per share information has been presented.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned. Non-employee stock-based compensation expense recognized for the three months ended March 31, 2003 was $20, and for the year

(Expressed in Thousands of Canadian Dollars)

7. Share capital (continued):

(b) Stock options (continued):

ended December 31, 2002, was $32. Employee stock-based compensation using the fair value method for the three months ended March 31, 2003 was $750 and is included in professional and consulting expenses. The compensation expense for the three months ended March 31, 2003, of $770,000 (year ended December 31, 2002 - $32, December 31, 2001, - $83 are recorded as contributed surplus of $885.

A summary of the changes in stock options for the periods ended March 31, 2003 (Unaudited), December 31, 2002 and 2001, is presented below.

	Shares	Weighted Average Exercise Price
Balance, December 31, 1999	1,204,900	$1.80
Granted	5,900,000	$0.30
Cancelled, forfeited and expired	(1,009,900)	$1.80
Balance, December 31, 2000	6,095,000	$0.35
Granted	7,700,000	$0.15
Cancelled, forfeited and expired	(6,245,000)	$0.33
Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Granted	8,900,000	$0.13
Balance, March 31, 2003	15,600,000	$0.14
Available for exercise, March 31, 2003 (Unaudited)	14,750,000	$0.14

The following table summarizes information about the stock options outstanding at March 31, 2003 (Unaudited):

Range of Exercise Price	Number Outstanding and Exercisable at March 31, 2003 (Unaudited)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.15	5,850,000	3.50 years	$0.15
$0.13	8,900,000	4.83 years	$0.13

(c) Warrants:

As at December 31, 2002, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

7. Share capital (continued):

(c) Warrants (continued):

Number of Warrants	Exercise Price	Expiry Date
10,000,000	$0.200	December 31, 2003
500,000	$0.075	March 28, 2004
300,000	$0.110	July 23, 2004
20,000,000	$0.130	August 2, 2004
40,000,000	$0.130	March 18, 2005
70,800,000		

Subsequent to March 31, 2003, the 10,000,000 share purchase warrants with an expiry date of April 27, 2003, had their expiry date extended to December 31, 2003.

(d) Convertible promissory notes and debentures:

	March 31, 2003 (Unaudited)	December 31, 2002	December 31, 2001
Convertible promissory note	$ --	$ --	$ 6,915
Accrued interest on convertible promissory notes	--	--	252
Current portion of convertible promissory notes	--	--	(7,167)
	$ --	$ --	$ --

During fiscal 2001, the Issuer converted all amounts owing to Miramar, which included $2,000 in remaining principal on promissory notes that were due in 2001 and the balance on a convertible debenture into two promissory notes totalling $6,915. The convertible notes were convertible, at Miramar's option, into common shares of the Issuer at a price of $0.15 per share. The notes carried an interest rate at prime plus 2% per annum and were due on demand after June 30, 2002. The entire value of the note was classified as a liability as the fair value of the equity component was nominal. During 2002, the notes were converted into 46,097,367 common shares of the Issuer and all interest accrued and unpaid at the conversion date was forgiven. In 2001, the principal and interest payable on the convertible debentures of $21,226 was converted into 14,439,621 common shares at a price of $1.47 per common share.

8. Business segments:

(a) Operating segment - The Issuer's operations are primarily directed towards the exploration and development of mineral properties in Latin America. The Issuer's mining activities represent a single reportable segment.

(b) Geographic segments - The Issuer's identifiable capital assets and revenues by geographic areas are as follows:

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

8. Business segments (continued):

(b) Geographic segments (continued):

March 31, 2003 (Unaudited)	Capital Assets	Revenues
Central America	$ 26,862	$ --
South America	56,342	--
Canada	106	35
	$ 83,310	$ 35

December 31, 2002	Capital Assets	Revenues
Central America	$ 26,870	$ --
South America	56,304	--
Canada	107	21
	$ 83,281	$ 21

December 31, 2001	Capital Assets	Revenues
Central America	$ 26,800	$ 24
South America	56,518	--
Canada	112	338
	$ 83,430	$ 362

Capital assets are comprised of plant and equipment and mineral properties and deferred exploration and development.

9. Income and resource taxes:

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	December 31, 2002	December 31, 2001	December 31, 2000
Statutory tax rate	39.62%	39.62%	39.62%	42.62%	44.62%
Loss for the year	$(1,171)	(468)	$(1,992)	$(1,285)	$(23,804)
Expected tax (recovery) expense	(464)	(185)	(789)	(548)	(10,621)
Debt forgiveness	--	--	541	7,902	--
Foreign exchange revaluation	--	--	1,155	1,155	--
Other	464	185	(76)	53	92
Unrecognized and expired losses	--	--	593	683	6,484
Change in valuation allowance	--		(1,424)	(9,245)	4,045
Income taxes, per financial statements	--	--	--	--	--

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

9. Income and resource taxes (continued):

(b) At December 31, 2002, the Issuer has unused tax losses carried forward in Canada of $1,331 (2001 - $1,630), which will expire in 2009 and which are available to reduce taxable income in future years otherwise calculated. The ability of the Issuer to utilize these losses is not considered by management to be more likely than not and therefore a valuation allowance has been provided against the future income tax asset. The Issuer also has $461 (2001 - $950) of Argentine tax losses carried forward that expire between the years 2003 and 2004. The ability of the Issuer to utilize these losses is not considered by management to be more likely than not and a valuation allowance has been provided against the future income tax asset. The significant components of the Issuer's future tax assets (liabilities) are as follows:

	March 31, 2003 (Unaudited)	December 31, 2002	December 31, 2001
Future income tax assets:			
Losses carried forward	$ 624	$ 624	$ 893
Mineral property interests representing excess of tax basis over carrying value	1,160	1,160	2,315
	1,784	1,784	3,208
Valuation allowance for future tax assets	(1,451)	(1,451)	(2,875)
	333	333	333
Future income tax liabilities:			
Future income tax liability for finance costs	(333)	(333)	(333)
Future income tax liability for mineral property interests representing excess of carrying value over tax basis	(24,485)	(24,485)	(24,485)
	(24,818)	(24,818)	(24,818)
Net future income tax liability	$ (24,485)	$ (24,485)	$ (24,485)

The future income tax liability for mineral property interests recorded by the Issuer arises from the investment in a joint venture held in Argentina. The purchase price and subsequent funds advanced to this joint venture do not currently have a cost for tax purposes in the jurisdiction that the Issuer holds the interest.

10. Related party transactions and balances:

	Three months ended,		Years ended December 31,		
Services rendered:	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	2002	2001	2000
Consulting fees and expenses (a)	$ --	$ 42	$ 258	$ 175	$ 176
Consulting fees and expenses (b)	63	84	245	217	--
Consulting fees and expenses (c)	82	--	104	--	--
Legal fees	50	39	104	175	80
Management fees (g)	--	--	--	70	420
Administration fees	27	63	169	54	--
Administrative expenses	--	--	--	27	--

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

10. Related party transactions and balances (continued):

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Issuer paid consulting fees and expenses to a private company controlled by a director of the Issuer. At March 31, 2003, a balance of nil (December 31, 2002 - nil; 2001 - $23) was payable to this company.

(b) The Issuer paid consulting fees and expenses to a private company controlled by an officer and director of the Issuer. At March 31, 2003, $7 (December 31, 2002 – $6; 2001 - $18) is payable to this company.

(c) The Issuer paid consulting fees and expenses to a private company controlled by an officer and director of the Issuer. At March 31, 2003, $18 (December 31, 2002, - $3 was receivable; 2001 – nil) is payable to this company.

(d) The Issuer paid administrative expenses to a private company controlled by a director of the Issuer during the year. At March 31, 2003, $nil (December 31, 2002, - nil; 2001 - $3) was receivable from this company.

(e) The Issuer paid administrative expenses to a private company with a director and an officer in common with the Issuer. This private company provides office services and other administrative services on a full cost recovery basis. At March 31, 2003, $16 is receivable (December 31, 2002 - $37 is receivable (2001 - $24 is payable to) from this company.

(f) The Issuer paid legal fees to a law firm of which two officers are partners. At March 31, 2003, $30 (December 31, 2002 - $6; 2001 - $30) is payable to this firm.

(g) The Issuer incurred management fee charges from Miramar Mining Corporation, a former controlling shareholder of the Company.

(h) During the three months ended March 31, 2003, a director and officer of the Issuer was appointed a director of Newport (note 5(b)(iii)).

All related party transactions were recorded at the exchange amounts which are measured at fair value. The balances payable noted above are payable on demand without interest.

11. *Financial instruments:*

Financial instruments are recorded at cost. Fair value estimates are made at the balance sheet date, based upon relevant market information relating to the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgement. Changes in assumptions could significantly affect these estimates.

The fair value of financial instruments, comprising cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value due to their short term to maturity. The fair value of due from related parties is not readily determinable due to the related party nature and absence of a market for such instruments. The carrying value of marketable securities is disclosed in note 4.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

12. Supplementary information:

	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	December 31, 2002	2001	2000
Supplementary information:					
Non-cash investing and financing transactions:					
Reversal of mineral property costs recorded in accounts payable and accrued liabilities	$ --	$ --	$ --	$ 328	$ --
Interest capitalized to mineral property interests	--	99	--	639	2,005
Interest and taxes paid	--	--	--	--	--
Interest received	--	--	--	--	--
Forgiveness of interest on promissory note previously capitalized to mineral property interests	--	--	(252)	--	--
Shares issued for financial consulting services	--	--	--	--	74
Convertible debenture and interest converted into convertible promissory notes	--	--	--	2,833	--
Interest converted into convertible promissory notes	--	--	--	4,334	--
Increase in mineral property interests due to increase in future income tax liability	--	--	--	165	1,340
Financing fees paid by issue of common shares	--	--	30	--	--
Disposal of mineral property interests for royalty and net proceeds interest	--	--	--	--	17,987
Shares issued upon conversion of convertible promissory notes or debenture	--	--	6,915	21,226	4,500
Shares received for mineral property option (note 5(b)(iii))	--	--	52	--	--

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	December 31, 2002	2001	2000
Supplementary information:					
Shares received for settlement on accounts receivable (note 4)	--	--	90	--	--

13. Comparative figures:

Certain of the prior periods' figures have been reclassified to conform to the current period's presentation.

14. Subsequent events:

(a) Credit agreement:

On February 17, 2003, the Issuer entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (note 5), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3 million to fund a portion of the initial payment required to be made to BHP Billiton. The Loan is for a term of six months and will bear interest at 10% per annum. The Issuer has provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project. Pursuant to the commitment letter, the Issuer issued to Endeavour Mining 3,000,000 warrants of the Issuer exercisable at a price of $0.15 to acquire one common share for two years from the date of issue. The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Issuer at a conversion price of $0.20 or if the amount outstanding is not paid by such date, at a price of $0.175 to May 8, 2004. The maturity date of the loan is November 8, 2003, which can be extended to May 8, 2004, for an extension fee of US$150, payable in cash or common shares of the Issuer. If the extension fee is paid in common shares that are subject to a hold period, the amount of the extension fee is US$225. Pursuant to the credit agreement, the Issuer is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement. Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements.

(b) Stock options:

On April 26, 2003, the Issuer granted 1,500,000 stock options to a non-employee with an exercise price of $0.17 per share. These options expire April 26, 2008, and 400,000 vested immediately. The remaining 1,100,000 vest upon receiving shareholder approval.

(c) Mineral property acquisition:

On March 29, 2003, the Issuer entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") whereby the Issuer will participate in the acquisition of a 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million. Rio Algom has agreed to defer payment of up to US$50 million of the

(Expressed in Thousands of Canadian Dollars)

14. Subsequent events (continued):

(c) Mineral property acquisition (continued):

purchase price until May 30, 2005, and such deferred amount will bear interest of LIBOR plus 2%. On closing, the Issuer and Wheaton each acquired from Rio Algom a net 12.5% interest in Alumbrera.

Pursuant to the agreement, the Issuer has agreed to reimburse Wheaton for US$1 million of Wheaton's costs for the due diligence costs incurred on the acquisition by Wheaton of its initial 25% interest in the Alumbrera project.

(d) Special warrants financing:

Subsequent to March 31,. 2003, the Company completed a private placement for the sale of 810,403,101 special warrants at $0.13 per unit for gross proceeds of $105,352,403. Each unit, priced at $0.13, consists of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Issuer at a price of $0.20 per share until May 29, 2008. US$60.26 million has been used to facilitate the Alumbrera transaction (Note 14(c). Approximately $ 7 million has been used to pay commissions and expenses of the issue.

(e) Share consolidation:

The Company's annual and extraordinary general meeting of shareholders was held on June 16, 2003. At that meeting, special resolutions were approved to consolidate the Company's common share capital on a ten (10) old for one (1) new basis, to change the Company's name to "Northern Orion Resources Inc." and to increase the authorized common share capital to 700 million common shares on a post-consolidated basis. At March 31, 2003, there are 228,600,922 common shares issued and outstanding in the capital of the Company. In addition, there are an additional 810,403,101 common shares that are to be issued pursuant to a special warrants financing completed subsequent to March 31, 2003. Following the proposed share consolidation, there will be approximately 103.8 million common shares issued and outstanding.

In accordance with the policies of the TSX, shareholder approval will also be sought at the meeting for the proposed special warrant financing and an increase in the number of shares reserved under the Issuer's stock option plan.

MINERA ALUMBRERA LIMITED

(Incorporated in Antigua and Barbuda)

GENERAL PURPOSE FINANCIAL REPORT

FOR THE YEARS ENDED 30 JUNE 2002, 2001 AND 2000

CONTENTS **Page No.**

MINERA ALUMBRERA LIMITED
STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 US$	2001 US$	2000 US$
Revenue from ordinary activities	2	**519,578,555**	451,054,279	472,695,445
Expenses from ordinary activities excluding borrowing costs	2	**(423,719,033)**	(356,485,426)	(368,837,993)
Borrowing costs	2	**(41,613,558)**	(65,938,436)	(73,938,016)
Profit from ordinary activities before income taxes	2	**54,245,964**	28,630,417	29,919,436
Income tax (expense)/ benefit	4	**94,693,314**	(9,571,851)	(9,733,810)
Profit from ordinary activities after income tax (expense)/benefit		**148,939,278**	19,058,566	20,185,626
Net profit		**148,939,278**	19,058,566	20,185,626
Net profit attributable to members of Minera Alumbrera Limited	19	**148,939,278**	19,058,566	20,185,626
Total revenues, expenses and valuation adjustments attributable to members of Minera Alumbrera Limited recognised directly in equity		-	-	-
Total changes in equity other than those resulting from transactions with owners as owners.	20	**148,939,278**	19,058,566	20,185,626

The above statements of financial performance should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2002

	Note	2002 US$	2001 US$
Current Assets			
Cash assets	5	**97,463,244**	58,419,709
Receivables	6	**90,471,676**	78,192,134
Inventories	7	**22,836,934**	35,782,774
Other	8	**3,761,171**	2,400,563
Total current assets		**214,533,025**	174,795,180
Non-current assets			
Receivables	9	**13,895,558**	18,474,622
Inventories	10	**148,719,625**	127,731,043
Mining property, plant and equipment	11	**948,859,377**	1,039,184,814
Deferred tax asset	4(d)	**69,255,910**	
Total non-current assets		**1,180,730,470**	1,185,390,479
Total assets		**1,395,263,495**	1,360,185,659
Current liabilities			
Payables	12	**36,062,275**	45,024,704
Interest bearing liabilities	13	**75,304,293**	95,304,293
Provisions	14	**248,879**	661,381
Total current liabilities		**111,615,447**	140,990,378
Non-current liabilities			
Payables	15	**351,539,491**	336,993,997
Interest bearing liabilities	16	**283,065,018**	358,369,312
Deferred tax liability	4(c)		25,437,404
Provisions	17	**11,354,169**	9,644,476
Total non-current liabilities		**645,958,678**	730,445,189
Total liabilities		**757,574,125**	871,435,567
Net assets		**637,689,370**	488,750,092
Equity			
Contributed equity	18	**435,812,000**	435,812,000
Retained profits	19	**201,877,370**	52,938,092
Total Equity	20	**637,689,370**	488,750,092

Approved by the directors:

"Charlie Sartain"
Charlie Sartain, Director

"John Rickus"
John Rickus, Director

The above statements of financial position should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 $US	2001 $US	2000 $US
Cash flows from operating activities				
Receipts from customers		**406,805,390**	374,533,070	406,581,100
Payments to suppliers and employees		**(199,479,014)**	(270,031,263)	(227,955,431)
Interest received		**1,125,690**	2,684,887	3,038,319
Interest and other costs of finance paid		**(34,920,430)**	(49,846,122)	(51,789,840)
Refundable IVA received/(paid)		**(8,967,080)**	32,007,080	2,293,525
Net cash inflow from operating activities	29	**164,564,556**	89,347,652	132,167,673
Cash flows from investing activities				
Mining property, plant and equipment				
- Proceeds from sales		**70,704**	1,125,838	16,106
- Payments for purchases		**(30,287,433)**	(17,963,863)	(25,920,272)
Repayments/ (Advances) to other entities				4,807,126
Net cash outflow from investing activities		**(30,216,729)**	(16,838,025)	(21,097,040)
Cash flows from financing activities				
Proceeds from borrowings				10,000,000
Repayment of borrowings		**(95,304,292)**	(75,304,295)	(75,304,295)
Net cash outflow from financing activities		**(95,304,292)**	(75,304,295)	(65,304,295)
Net increase (decrease) in cash held		**39,043,535**	(2,794,668)	45,766,338
Cash at the beginning of the financial year		**58,419,709**	61,214,377	15,448,039
Cash at the end of the financial year	5	**97,463,244**	58,419,709	61,214,377

The above statements of cash flows should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. Statement of Significant Accounting Policies

(a) Basis of Accounting

Minera Alumbrera Limited is a company limited by shares, domiciled in Antigua. The principal place of business is the Minera Alumbrera mine in Argentina. The principal activities of the company are mining, processing and marketing of copper and gold.

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views (collectively "Australian GAAP" or "A GAAP").

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. All amounts are stated in United States Dollars.

(b) Revenue Recognition

Sales are brought to account when the products pass from the physical control of the company pursuant to an enforceable contract, when selling prices are known or can be reasonably estimated and when the products are in a form that requires no further treatment by the company.

A significant portion of the company's concentrate sales are provisionally priced based on prices at the time of shipment. Actual settlement is generally based on average market prices for a specific future period. Provisionally priced sales are adjusted monthly to current spot prices. These adjustments, and adjustments arising on final settlements, are reflected in sales revenue.

(c) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

Borrowing costs include:

- Interest on bank overdrafts and short-term and long-term borrowings
- Amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(d) Cash

For purpose of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand, which are used in the company's cash management function on a day-to-day basis and are subject to an insignificant risk of changes in value, and the Senior Debt Reserve account.

(e) Receivables

Trade debtors are carried at amounts due and may be settled between 1 day and 6 months depending upon the contractual arrangements. The collectibility of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

Other debtors generally arise from transactions outside the usual operating activities of the company. Interest may be charged at commercial rates where terms of repayment exceed the allowed period.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. Statement of Significant Accounting Policies (cont'd)

(f) Inventories

All finished products and work in progress are valued, using absorption costing, at the average cost over the period of production or net realisable value, whichever is lower. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure. Costs are assigned mainly on the basis of weighted average costs.

Stores represent consumable supplies and maintenance spares and are valued at cost. These are reviewed regularly to ensure that obsolete items are provided for or written off as appropriate.

(g) Deferred Mining Expenses

Deferred mining expenditure represents overburden removed in advance based on the average stripping ratio. The amounts are deferred and charged to earnings on a units-of-production basis. No accrual is made in the financial statements where the actual stripping ratio to date is below the average for the life of mine.

(h) Mining Property Plant and Equipment

Non-current assets constructed by the company

The cost of non-current assets constructed by the company includes the cost of all materials used in construction, direct labour on the project, borrowing costs during construction and an appropriate proportion of variable and fixed overhead. Borrowing costs included in the cost of non-current assets are those costs that would have been avoided if the expenditure on construction of the assets had not been made.

Mine Properties

Mine properties represent the accumulation of all development expenditure including mineral reserves, rights and properties acquired for consideration in relation to areas of interest in which mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Mine properties (excluding land) are amortised over the estimated economic life of the mine using the units-of-production method. Changes in the estimated economic life of the mine is taken into account in determining amortisation from the beginning of the reporting period in which the change occurs.

Depreciation of Mine Buildings, Plant and Equipment

Depreciation is calculated by the straight line or units-of-production method over the expected economic life of each asset. Changes in the estimated economic lives of assets are taken into account in determining depreciation from the beginning of the reporting period in which the change occurs. The economic lives of the assets are reassessed in accordance with a continuous review programme.

The maximum expected remaining useful lives are as follows:	**Years**
• Mine buildings, plant and equipment	10
• Processing buildings, pipelines, port facilities plant and equipment	12

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. Statement of Significant Accounting Policies (cont'd)

(i) Recoverable amount of Non-Current Assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together (e.g. assets at a mine site), recoverable amount is determined on the basis of the relevant group of assets.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. The decrement in the carrying amount is recognised as an expense in the net profit or loss in the reporting period in which the recoverable amount write down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values.

(j) Trade and other creditors

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(k) Interest Bearing Liabilities

Loans are carried on the statement of financial position at their principal amount which represent the present value of future cash flows associated with servicing the debt. Interest expense is accrued at the contracted rate over the period it becomes due and included in other creditors. Interest expense for related parties is accrued at the contracted rate over the period it becomes due and included in interest bearing liabilities.

(l) Employee Entitlements

Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at reporting date at current pay rates in respect of employees' services up to that date.

(m) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred tax asset or the deferred tax liability accounts at the rates which are expected to apply when those timing differences reverse.

(n) Rehabilitation

Where conditions of title, or other rights to use property including rights to mine require that rehabilitation activities be carried out during the course of the use of the property, costs of such are brought to account as an expense at the time incurred. Where, due to current or previous activities, an obligation exists to carry out rehabilitation works in the future, provision is made for mine site rehabilitation and restoration on an incremental basis during the course of the remaining mine life (which includes the mine closure phase). These provisions, determined on an undiscounted basis, include costs associated with reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Uncertainty exists as to the amount of restoration obligations which will be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

Assumptions have been made as to the remaining life of existing sites based on studies conducted by independent and internal technical advisers. Such studies are conducted on an on-going basis.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. Statement of Significant Accounting Policies (cont'd)

(o) Foreign Currency Transactions

Foreign currency transactions are translated into US$ at exchange rates ruling at the dates of those transactions. At reporting date, foreign currency monetary items are translated into US$ at exchange rates ruling at that date. Exchange differences relating to monetary items are brought to account in the statement of financial performance in the period in which they arise.

(p) Tax - Impuesto Al Valor Agregado (IVA)

Revenues, expenses and assets are recognised net of the amount of Impuesto al Valor Agregado tax (IVA), except where the amount of IVA incurred is not recoverable from the Administracion Federal de Ingresos Publicos (AFIP). In these circumstances the IVA is recognised as a part of the cost of acquisition or as part of an item of the expense.

Receivables and payables are stated with the amount of IVA included. The net amount of IVA recoverable from, or payable to, the AFIP is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The IVA component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the AFIP are classified as operating cash flows.

(q) Derivative Financial Instruments

The company's activities expose it to changes in interest rates, foreign exchange rates and commodity prices. Derivative financial instruments are used to hedge these risks, however none of these financial instruments are recognised in the financial statements on inception. The company does not hold or issue financial instruments, including derivative financial instruments, for trading purposes.

Transactions entered into to hedge anticipated purchases or sales are accounted for as hedges of the anticipated purchases or sales when:

(i) At the inception of the hedge and during the term of the hedging instrument, it is expected that the hedge will be effective in reducing exposure to the risks intended to be hedged;

(ii) The hedging relationship is designated prospectively, specifically identifying the hedging instrument as well as the hedged anticipated purchases or sales with sufficient specificity so that when a purchase or sale occurs it is clear whether that transaction is or is not a hedged purchase or sale; and

(iii) It is probable that the anticipated purchases or sales will occur as designated.

Costs or gains arising at the time of entering into hedge transactions for anticipated purchases or sales are recognised as deferred exchange gains or losses on the statement of financial position for inclusion in the measurement of the specific purchase or sale transaction.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. Statement of Significant Accounting Policies (cont'd)

(q) Derivative Financial Instruments (cont'd)

Unrealised gains or losses on financial instruments used as hedges, including commodity contracts and interest rate swaps are measured at the reporting date by reference to movements in spot and forward market rates and prices since the date of the contract. Unrealised gains and losses on hedge transactions are not recognised in the financial statements until the anticipated purchase or sale occurs or the gain or loss is realised.

If a hedge instrument is terminated early and the hedged transaction is still expected to occur, any gains and losses which arose prior to termination are recognised as deferred hedging gains or losses in the statement of financial position for inclusion in the measurement of the hedged transaction. In those circumstances where a hedging instrument is terminated prior to maturity because the hedged transaction is no longer expected to occur, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

If a hedge instrument is redesignated as a hedge of another anticipated purchase or sale and the original transaction is still expected to occur, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge instrument is redesignated because the original purchase or sale transaction is no longer expected to occur, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of redesignation.

(r) Revision of Accounting Estimates

During the year ended 30 June 2000 the estimated ore reserves at the Minera Alumbrera mine site were reassessed from 632 mt to 460 mt. It is expected that the mine reserves will support a 15 year mine life from 1 July 1998. The net effect of the changes for the year ended 30 June 2000 was an increase in depreciation expense of US$12 million. Assuming the assets are held until the end of their useful lives, depreciation in future years in relation to the assets affected will be increased by on average, US$12 million per annum.

At the same time as the reassessment of mine life was made, a decision to alter the method of depreciation of certain assets at the mine from straight line to units-of-production was adopted.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

2. Profit from ordinary activities	2002 US$	2001 US$	2000 US$
Revenue from ordinary activities			
Revenue from operating activities (note 2(a))	**518,201,825**	447,010,688	468,536,623
Revenue from outside the operating activities (note 2(b))	**1,376,730**	4,043,591	4,158,822
	519,578,555	451,054,279	472,695,445
Cost of sales (note 2(c))	**280,691,581**	252,922,225	193,278,870
Other operating expenses (note 2(d))	**142,019,005**	101,453,202	174,755,447
Borrowing costs (note 2(e))	**41,613,558**	65,938,436	73,938,016
General and administration (note 2(f))	**35,343**	100,000	101,589
Other expenses (note 2 (g))	**973,104**	2,009,999	702,087
	465,332,591	422,423,862	442,776,009
Profit from ordinary activities before income tax	**54,245,964**	28,630,417	29,919,436
(a) Revenue from operating activities			
Sales of goods	**518,201,825**	447,010,688	468,536,623
	518,201,825	447,010,688	468,536,623
(b) Revenue from outside the operating activities			
Interest from short term deposits	**1,306,026**	2,283,429	3,374,150
Proceeds on disposal of non-current assets	**70,704**	1,125,838	16,106
Net exchange gains		634,324	118,424
Other			650,142
	1,376,730	**4,043,591**	4,158,822
(c) Cost of Sales			
Operating expenses	**163,735,086**	183,078,301	121,948,793
Amounts charged to provision for:			
- Rehabilitation	**1,709,693**	2,805,501	2,771,493
- Obsolete stores	**1,037,690**	4,681,029	911,505
- Employee entitlements	**5,798,794**	3,062,565	2,924,813
Depreciation/amortisation of:			
- Mine properties	**13,627,217**	15,099,134	8,106,815
- Mine buildings, plant and equipment	**112,861,439**	100,762,306	90,492,291
(Increase)/decrease in products on hand	**(18,078,338)**	(56,566,611)	(33,876,840)
	280,691,581	252,922,225	193,278,870

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

	2. Profit from ordinary activities (cont'd)	**2002 US$**	**2001 US$**	**2000 US$**
(d)	Other operating expenses			
	Net exchange losses	**23,803,210**		
	Transport and handling	**31,799,147**	33,799,304	50,894,224
	Treatment charges	**77,790,404**	67,352,151	111,774,508
	Royalties	**8,626,244**	8,948,540	3,439,922
	Provision/(credit) for write down of inventories to NRV		(8,646,793)	8,646,793
		142,019,005	101,453,202	174,755,447
(e)	Borrowing costs			
	Related entities	**13,115,809**	23,460,982	26,330,004
	Other interest	**29,519,738**	42,967,543	54,843,926
		42,635,547	66,428,525	81,173,930
	Less amount capitalised	**(1,021,989)**	(490,089)	(7,235,914)
	Borrowing costs expensed	**41,613,558**	65,938,436	73,938,016
(f)	General and administration			
	Audit fees (note 24)	**35,343**	100,000	101,589
(g)	Other expenses			
	Carrying value of non-current assets disposed	**754,548**	1,147,186	176,149
	Other	**218,556**	862,813	525,938
		973,104	2,009,999	702,087
(h)	Net loss on disposal of assets			
	Proceeds from disposal	**70,704**	1,125,838	16,106
	Written down value of assets on disposal / obsolescence	**(754,548)**	(1,147,186)	(176,149)
		(683,844)	(21,348)	(160,043)
	Net loss on disposal of:			
	- Mine buildings, plant and equipment	**(683,844)**	(21,348)	(160,043)
(i)	Profit from ordinary activities before income tax expense includes the following specific expenses:			
	Depreciation			
	Mine building, plant and equipment	**112,861,439**	100,762,306	90,492,291
	Amortisation			
	Mine properties	**13,627,217**	15,099,134	8,106,815
	Stores provision	**1,037,690**	4,681,029	911,505
	Net expense resulting from deductions from the carrying amounts of assets	**127,526,346**	120,542,469	99,510,611

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

2. Profit from ordinary activities (cont'd)

(j) Financial impact of Argentine peso devaluation

In response to the political and economic instability in Argentina the government announced on 6 January 2002 the abandonment of the one to one peg of the Argentine peso to the US dollar.

Since inception the company has adopted the US dollar as its functional currency for financial statement purposes. However, due to local guidelines of Technical Resolutions of the Argentine Federation of Professional Councils of Economic Sciences, the Professional Council of Economic Sciences of the city of Buenos Aires and resolutions of the Corporation Control Authority (I.G.J.), the company is required to also prepare financial statements in local currency, and prepare a tax return and pay tax liabilities in local currency.

The removal of the one to one peg of the peso to the US dollar and the subsequent devaluation of the peso to 3.86 pesos to the US dollar at 30 June 2002 has created the following financial impacts on Minera Alumbrera:

1. Reduction in peso denominated operating costs

There has been an estimated reduction in consolidated operating expenses in the six months to June 2002 in the order of $20 million.

2. Revaluation of peso denominated monetary assets and liabilities

The revaluation of peso denominated monetary assets and liabilities has resulted in an exchange loss of $23.8 million

3. Taxation impacts

A net tax benefit of $95.9 million has been included in income tax (expense)/ benefit, comprising the following components:

- The peso equivalent of the US dollar project debt, shareholder debt and other balances is significantly increased due to the devaluation. This apparent currency loss in peso terms was substantially tax deductible in the 2002 financial year generating tax loss carryforwards of approximately $275.6 million, which are expected to be utilized over the next few years. A tax benefit of $119.5 million has been included in income tax (expense)/benefit.

- The peso value of tax depreciation is determined by the exchange rate at the time the fixed asset was acquired. Almost the entire fixed assets of the company were acquired at the one to one peg. The devaluation has therefore significantly reduced the US dollar value of future tax depreciation. This additional income tax liability of $194.5 million has not been recognised in the financial statements. Under current accounting standards, this loss will be recognised progressively over the remaining mine life. An income tax expense of $23.6 million has been included in income tax (expense)/benefit for the year ended 30 June 2002.

The net economic impact of these two changes is that the company will pay more tax over the life of the mine, however, this will ultimately depend on movements in exchange rates over that period and future earnings.

As stated above the company is required to prepare its tax returns in local currency whereas the tax effect accounting is undertaken in the functional currency. As a result of this an exchange gain arises on the remeasurement of income taxes into the functional currency. For the period to 30 June 2002 an exchange gain of US$22.2 million arose which has been included in the income tax (expense)/benefit for the year.

This disclosure has been prepared on the basis of exchange rates and Argentine tax legislation at 30 June 2002. The final quantum of all tax and related accounting impacts flowing from the devaluation depends on the exchange rates of the Argentine peso, and US$ at balance dates, any future changes in law and future earnings.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

2. Profit from ordinary activities (cont'd)

These changes do not fundamentally alter the carrying value of mining property, plant and equipment assets. There are positives and negatives associated with the devaluation; importantly the company benefits from reduced operating costs in US$ terms as a result of the devaluation. The company's fiscal stability regime in relation to tax rates under agreement with national and provincial governments applies for the life of the mine.

Argentina continues to experience severe economic difficulties. The operations of Minera Alumbrera may be affected in the foreseeable future by these conditions however the effects, if any, cannot be determined at the present time.

3. Dividends

No dividends were declared or paid in relation to the years ended 30 June 2002, 2001 and 2000.

	4. Taxation	**2002 US$**	**2001 US$**	**2000 US$**
(a)	The income tax (expense)/benefit for the year on operating profit consists of the following:			
	Income tax - current			
	Deferred tax liability	**6,844,324**	25,275,847	15,444,708
	Deferred tax asset	**87,848,990**	(34,847,698)	(25,178,518)
	Income tax (expense)/benefit	**94,693,314**	(9,571,851)	(9,733,810)
(b)	Prima facie income tax expense at 30%	**(16,273,789)**	(8,589,126)	(8,975,831)
	Difference between the prima facie income tax (expense) and the actual income tax (expense)/benefit shown in 4(a)	**110,967,103**	(982,725)	(757,979)
	This difference is attributable to the tax effect of the following permanent differences which (reduce)/ increase tax expense:			
	Exchange Differences on US$ Monetary Items	**119,472,884**		
	Exchange Differences on Peso Monetary Items	**(7,140,963)**		
	Non-deductible Depreciation	**(23,587,647)**	(950,080)	(757,979)
	Exchange gain on remeasurement into the functional currency	**22,222,829**		
	Prior year adjustments		(32,645)	
		110,967,103	(982,725)	(757,979)
(c)	Net deferred tax liability represents the effect of offsetting the deferred tax asset against the deferred tax liability as follows:			
	Deferred tax liability		25,437,404	
	Less deferred tax asset attributable to:			
	- tax losses			
	- other timing differences			
			25,437,404	

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

4. Taxation (cont'd)	2002 US$	2001 US$
(d) Net deferred tax asset represents the effect of offsetting the deferred tax asset against the deferred tax liability as follows:		
Deferred tax liability	**(41,425,384)**	
Less deferred tax asset attributable to:		
- tax losses	**82,670,768**	
- other timing differences	**28,010,526**	
	69,255,910	

(e) The benefit for tax losses will only be obtained if:

(i) the company derives future assessable income in the appropriate tax jurisdiction, of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

(ii) the company continues to comply with the conditions for deductibility imposed by tax legislation, and

(iii) no changes in tax legislation adversely affect the company in realising the benefit from deductions for the losses.

5. Current assets - Cash	2002 US$	2001 US$	2000 $US
Cash at bank and on hand	**16,469,579**	2,442,140	5,225,456
Short term deposits	**30,900,000**	14,600,000	4,400,000
Senior debt reserve account	**50,093,665**	41,377,569	51,588,921
	97,463,244	58,419,709	61,214,377
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cashflows as follows:			
Balance as above	**97,463,244**	58,419,709	61,214,377
Balances as per statement of cash flows	**97,463,244**	58,419,709	61,214,377

Minera Alumbrera maintains the Senior Debt Reserve Account as a segregated offshore trust account. This account must be funded in an amount equal to 50% of the aggregate principal, interest and fees in respect of Senior Debt scheduled to become due and payable on or prior to the next Senior Debt repayment date if the Debt Service Coverage Ratio is greater than or equal to 1.6:1. If the Debt Service Coverage Ratio is less than 1.6:1, the Senior Debt Reserve Account must be funded in an amount equal to 100% of the aggregate principle, interest and fees due on or before the next Senior Debt repayment date.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

6. Current assets - Receivables

	2002 US$	2001 US$
Trade debtors	**73,234,451**	39 131 539
Other debtors	**17,237,225**	39 060 595
	90,471,676	78 192 134

7. Current assets - Inventories

	2002 US$	2001 US$
Work-in-progress		
at cost	**4,652,023**	8,367,801
Finished goods		
at cost	**3,447,796**	2,642,262
Total Products	**8,099,819**	11,010,063
Stores at cost		
	17,626,283	29,046,703
Less provision for obsolescence	**(2,889,168)**	(4,273,992)
Total Stores	**14,737,115**	24,772,711
	22,836,934	35,782,774
Aggregate carrying amount of Inventories		
Current	**22,836,934**	35, 782,774
Non-current (note 10)	**148,719,625**	127,731,043
	171,556,559	163,513,817

8. Current assets - Other

Prepayments	**3,761,171**	2,400,563
	3,761,171	2,400,563

9. Non-current assets - Receivables

Other debtors	**13,895,558**	18,474,622
	13,895,558	18,474,622

10. Non-current assets - Inventories

Work-in-progress		
at cost	**148,719,625**	127,731,043
	148,719,625	127,731,043

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

11.	**Non-current assets - Mining property, plant and equipment**	**2002 US$**	**2001 US$**
	Mine properties (note 11(a))	**91,118,179**	104,745,395
	Mine buildings, plant and equipment (note 11(b))	**857,741,198**	934,439,419
		948,859,377	1,039,184,814
(a)	Mine properties		
	At cost	**136,325,908**	136,325,907
	Less accumulated amortisation	**(45,207,729)**	(31,580,512)
	Net book value	**91,118,179**	104,745,395
(b)	Mine buildings, plant and equipment		
	At cost	**1,228,670,076**	1,194,356,085
	Less accumulated depreciation	**(370,928,878)**	(259,916,666)
	Net book value	**857,741,198**	934,439,419

Reconciliations	**Mining Property**	**Mine buildings, plant & equipment**	**Total**
2002	**US$**	**US$**	**US$**
Carrying amount at 30 June 2001	104,745,395	934,439,419	1,039,184,814
Additions	-	36,917,766	36,917,766
Disposals	-	(754,548)	(754,548)
Depreciation / amortisation	(13,627,216)	(112,861,439)	(126,488,655)
Carrying amount at 30 June 2002	91,118,179	857,741,198	948,859,377
2001			
Carrying amount at 30 June 2000	119,798,673	1,018,266,118	1,138,064,791
Additions	709,120	17,419,529	18,128,649
Disposals	(663,264)	(483,922)	(1,147,186)
Depreciation / amortisation	(15,099,134)	(100,762,306)	(115,861,440)
Carrying amount at 30 June 2001	104,745,395	934,439,419	1,039,184,814

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

12. Current liabilities - Payables

	2002 US$	2001 US$
Trade accounts payable	**25,873,835**	21,209,530
Amounts owing to related entities (note 26)	**355,055**	4,106,487
Deferred hedging gains	**3,298,456**	2,225,871
Other creditors	**6,534,929**	17,482,816
	36,062,275	45,024,704

13. Current liabilities - Interest bearing liabilities

	2002 US$	2001 US$
Loans from financial institutions	**75,304,293**	95,304,293
	75,304,293	95,304,293

The Common Security Agreement between MAA Argentine Branch, Mount Isa Pacific Ltd, Musto Exploration (Bermuda) Limited (IMZ), North Finance Ltd., RAL (Barbados) Inc., ABN Ambro Bank N.V., Australia and New Zealand Banking Group Ltd, Canadian Imperial Bank of Commerce, Citibank N.A (Agent for the Bank Lenders), Dresdner Bank A.G., Kreditanstalt Fur Wiederaufbau, Export-Import Bank of the United States and Bankers Trust Co. as Trustee was signed on 26 February 1997 for a total amount of US$670,000,000 (US$75,304,293 current liability and US$283,065,018 non-current liability outstanding at 30 June 2002). This contract includes pledges, mortgages, assignment of rights of all the contracts, awards, permits, etc. for the total value of the mine. Negative pledges are also in place under the Common Security Agreement which include limitations covering indebtedness and the provision of liens.

There are no debt service cover ratio tests in relation to the senior debt other than in relation to the amount to be maintained in the Senior Debt Reserve Account referred to in Note 4. The lenders of the senior debt benefit from political risk insurance.

14. Current liabilities - Provisions

	2002 US$	2001 US$
Employee entitlements	**248,879**	661,381
	248,879	661,381
Employee numbers		
Number of employees at the end of the financial year	**862**	795

15. Non-current liabilities - Payables

	2002 US$	2001 US$
Amounts owing to related entities (note 26)	**77,969,399**	64,114,453
Loans from related entities (note 26)	**268,464,181**	268,464,181
Other creditors	**5,105,911**	4,415,363
	351,539,491	336,993,997

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

16. Non-current liabilities - Interest bearing liabilities

	2002 US$	2001 US$
Loans from financial institutions	**283,065,018**	358,369,312
	283,065,018	358,369,312

For summary of loan arrangements refer to Note 13.

17. Non-current liabilities - Provisions

	2002 US$	2001 US$
Rehabilitation	**11,354,169**	9,644,476
	11,354,169	9,644,476

18. Contributed equity

	Number of shares	2002 US$	2001 US$	2000 US$
IMZ Common shares of US$1.00 each	**92,901,000**	**92,901,000**	92,901,000	92,901,000
M.I.M. Common shares of US$1.00 each	**92,901,000**	**92,901,000**	92,901,000	92,901,000
IMZ Preference shares of US$0.01 each	**1,000,000**	**10,000**	10,000	10,000
M.I.M. Preference shares of US$250.00 each	**1,000,000**	**250,000,000**	250,000,000	250,000,000
	187,802,000	**435,812,000**	435,812,000	435,812,000

IMZ and M.I.M. common shares entitle the holder to:
(i) vote on the basis of one vote per share at all meetings of the company except meetings at which only holders of a specified class of shares are entitled to vote,
(ii) receive, subject to the prior rights of the holders of another class of shares, any dividend declared by the company on an equal and rateable basis
(iii) receive, subject to the prior rights of the holders of another class of shares, the remaining property of the company on the liquidation, dissolution or winding up of the company, whether voluntary or involuntary, on an equal and rateable basis; and
(iv) to exclusively nominate and elect two (2) directors of the company by written instrument or at a meeting of shareholders.

In addition, the MIM common shares entitle the holder to designate the Chairman of the Board of Directors of the company.

Related companies are identified in note 26 to the accounts.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

18. Contributed equity (cont'd)

The holders of the IMZ and M.I.M preference shares are not entitled to vote at general meetings unless otherwise required by law. The holders shall have the right to receive cumulative preferential cash dividends equal to US$12.50 per preferred share in each financial year before any payment of dividends on the common shares.

The company may redeem at any time the preference shares equally and rateably for a price equal to US$250 per share together with all accrued and unpaid dividends, whether declared or not, to the date of redemption. The company may purchase for cancellation any preferred shares by private contract or tender or otherwise at such price or prices as may be accepted by the directors provided the MIM and IMZ preference shares are purchased equally and rateably on a share for share basis. On liquidation, dissolution or winding up of the company, the holders of preference shares shall be entitled to receive equally and rateably an amount equal to the redemption amount prior to any return of capital or distribution to the common share holders.

19. Retained profits

	2002 US$	2001 US$	2000 US$
Retained profits at the beginning of the financial year	**52,938,092**	33,879,526	13,693,900
Net profit attributable to members of Minera Alumbrera Limited	**148,939,278**	19,058,566	20,185,626
Retained profits at the end of the financial year	**201,877,370**	52,938,092	33,879,526

20. Equity

Total equity at the beginning of the financial year	**488,750,092**	469,691,526	449,505,900
Total changes in equity recognised in the statement of financial performance	**148,939,278**	19,058,566	20,185,626
Total equity at the end of the financial year	**637,689,370**	488,750,092	469,691,526

21. Contingent liabilities

Minera Alumbrera Limited is contingently liable for commitments and performance guarantees and claims arising in the ordinary course of business in respect of which it is not practicable to isolate or determine the amounts thereof.

The Catamarcan Mining Judge has been given two bonds of indemnity and the Direccion de Mineria one bond of indemnity each for an unspecified amount. These relate to the granting to Minera Alumbrera of the mine infrastructure and water easements in Catamarca and that part of the pipeline easement in Tucuman. They state that Minera Alumbrera will pay compensation to Landowners whose properties are effected by the mine infrastructure, water and concentrate pipeline easements when those owners have been identified and valid title is demonstrated.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial instruments

The management of financial risk, arising from the activities of Minera Alumbrera in its normal course of business, is an essential element of Minera Alumbrera's overall management strategy.

Minera Alumbrera seeks to reduce the impact of the volatile international commodity and financial markets in which it operates through prudent risk management strategies. The objective of managing financial risk is to achieve a balance between creating certainty of future cashflows and participating in beneficial market movements. The management of financial risk is undertaken within a comprehensive framework of policies, procedures and controls relating to interest rate, foreign exchange, commodity price, credit and liquidity risk.

As a consequence of managing financial risk Minera Alumbrera is party to derivative financial instruments. These financial instruments are used in the normal course of business to hedge exposure to fluctuations in interest and foreign exchange rates and changes in commodity prices. Minera Alumbrera does not undertake speculative trading.

(a) Interest rate risk

Minera Alumbrera has borrowings outstanding which are subject to fixed or variable interest rates. Major exposures are to US interest rates, and the majority of interest rate hedging outstanding relates to US$ debt.

Hedging activities are conducted to reduce adverse impacts from interest rate movements on Minera Alumbrera's profit and net cashflows. Where derivative financial instruments are used to hedge interest rate risk their terms are intended to match the maturity profile of the underlying debt.

Minera Alumbrera has used swaps to hedge its exposure to interest rates within board approved limits. Maturities of swap contracts are principally up to 2 years (2001: up to 3 years), with six monthly settlements of the net interest receivable/payable.

Minera Alumbrera's exposure to interest rate risk and the effective weighted average interest rate of financial assets and liabilities are set out below:

2002	Variable Interest Rate (US$m)	Fixed interest maturing in: Less than one year (US$m)	One to five years (US$m)	More than five years (US$m)	Non-Interest Bearing (US$m)	Total (US$m)
Financial assets						
Cash - US$	97.5					97.5
Debtors						
• External					104.4	104.4
Total financial assets	97.5				104.4	201.9
Weighted average interest rate	1.8%					

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial instruments (cont'd)

	Variable Interest Rate (US$m)	Fixed interest maturing in: Less than one year (US$m)	One to five years (US$m)	More than five years (US$m)	Non-Interest Bearing (US$m)	Total (US$m)
Financial liabilities						
Unsecured						
Loans from related parties - US$	(268.5)					(268.5)
Secured						
Project debt - US$	(280.4)	(13.0)	(64.9)			(358.3)
Creditors						
Relating to hedging contracts					(3.3)	(3.3)
External					(37.5)	(37.5)
Related parties					(78.3)	(78.3)
Total financial liabilities	(548.9)	(13.0)	(64.9)		(119.1)	(745.9)
Interest rate swaps (notional principal amount)	150.0	(100.0)	(50.0)			
Net interest rate profile	(301.4)	(113.0)	(114.9)		(14.7)	(544.0)
Weighted average interest rate	3.6%	6.7%	6.8%			

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial instruments (cont'd)

2001	Variable Interest Rate (US$m)	Fixed interest maturing in: Less than one year (US$m)	One to five years (US$m)	More than five years (US$m)	Non-Interest Bearing (US$m)	Total (US$m)
Financial assets						
Cash - US$	58.4					58.4
Debtors						
External					96.7	96.7
Total financial assets	58.4				96.7	155.1
Weighted average interest rate	3.6%					
Financial liabilities						
Unsecured						
Loans from related entities -US$	(268.5)					(268.5)
Secured						
Project debt - US$	(362.7)	(13.0)	(52.0)	(26.0)		(453.7)
Creditors						
Relating to hedging contracts					(2.2)	(2.2)
External					(111.3)	(111.3)
Total financial liabilities	(631.2)	(13.0)	(52.0)	(26.0)	(113.5)	(835.7)
Interest rate swaps (notional principal amount)	190.0	(40.0)	(150.0)			
Net interest rate profile	(382.8)	(53.0)	(202.0)	(26.0)	(16.8)	(680.6)
Weighted average interest rate	6.5%	6.9%	6.5%	7.8%		

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial instruments (cont'd)

(b) Foreign exchange risk

Minera Alumbrera is exposed to foreign exchange risk on unhedged receivables and payables. The US dollar equivalent (calculated at year end exchange rates) of unhedged receivables and payables denominated in foreign currencies at reporting date are set out below:

Current	2002 (US$M)	2001 (US$M)
Argentine peso amounts receivable	**19.5**	44.5
Argentine peso amounts payable	**10.6**	6.5

The Argentine peso amounts receivable as at 30 June 2002 substantially consists of Impuesto Al Valor. Agregado (IVA) of US$14.5 million and loans receivable from provincial government bodies of US$2.1 million in relation to infrastructure development initially solely funded by Minera Alumbrera. The company has been experiencing delays in the receipt of IVA claims, particularly since the devaluation in early 2002. The company is currently negotiating the recovery of the infrastructure loans. No provision has been made for the non-recovery of these balances.

(c) Commodity price risk

Minera Alumbrera enters into forward contracts to hedge commodity prices on a proportion of contracted and expected future sales transactions in order to protect expected sales revenues against volatility of commodity prices. The objective is to achieve a balance between creating certainty of future cash flows and participating in beneficial commodity price movements. The expected future sales are forecast in light of current commodity market conditions, commitments from customers and expected mine production and sales.

The average price and quantity by maturity for precious metals contracts outstanding at the reporting date are set out in the table below.

The commodities hedged by Minera Alumbrera are normally sold direct to customers on an average price basis. As a consequence, it is sometimes necessary to purchase the commodities on an average basis using a financial instrument when commodity price hedging is undertaken.

As at 30 June 2002 the entity had the following hedge positions against commodity exposures:

	US$ Forward Sale of Gold	
2002 Maturity	**Amount Ounces**	**US$/ounce**
2002/03	145 000	350
2003/04	100 000	354
2004/05	50 000	354

For comparison, the following gold hedge positions were in place at 30 June 2001:

	US$ Forward Sale of Gold	
2001 Maturity	**Amount Ounces**	**US$/ounce**
2001/02	217 967	339
2002/03	145 000	350
2003/04	100 000	354
2004/05	50 000	354

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial Instruments (cont'd)

(d) Credit risk

Minera Alumbrera is exposed to credit risk from the possibility of counterparties failing to perform their obligations.

(i) Financial assets and liabilities

The credit risk exposure on financial assets which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Credit risk due to debtor exposure is minimised by requiring debtors to meet minimum internal credit requirements. This risk is further minimised by undertaking transactions with a large number of counterparties in various countries. Credit risk due to financial intermediary exposure is minimised by only dealing with intermediaries who have an acceptable credit rating as determined by a recognised rating agency.

Minera Alumbrera is not materially exposed to any individual overseas country, customer or financial intermediary.

(ii) Derivative financial instruments

Credit risk exposure on derivative contracts is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings as determined by a recognised rating agency.

The maximum credit risk exposure on interest rate swap contracts is limited to the present value of the expected future cashflows to be received from counterparties on contracts that are favourable to Minera Alumbrera. The amount of the exposure at reporting date is a loss of $3.6 million (2001: loss of $0.4 million).

The maximum credit risk exposure on commodity contracts is the difference between the current market prices at reporting date and the contracted prices which are in Minera Alumbrera's favour. The amount of the exposure at reporting date is $8.9 million (2001: $35.3 million).

(e) Net fair values of financial assets and liabilities

(i) Valuation of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities approximates their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cashflows by the current interest rates for assets and liabilities with similar risk profiles. The fair values and carrying amounts of fixed rate instruments as at reporting date are presented in the table below. The net fair values of all other current and non-current financial assets and liabilities as at the reporting date are not materially different to their carrying amounts.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial Instruments (cont'd)

	Carrying amount	Net fair value	Carrying amount	Net fair value
	2002 (US$M)		2001 (US$M)	
Fixed rate US$ project debt	44.1	47.1	46.1	47.5

None of the classes of financial assets and liabilities are readily traded on organised markets.

(e) Net fair values of financial assets and liabilities

(ii) Valuation of derivative financial instruments

The net fair value for interest rate swap contracts is taken to be the present value of the expected future cash flows as at reporting date.

The net fair value for foreign exchange forward and option contracts is taken to be the unrealised gain or loss recognised at reporting date calculated by reference to the current market rates for contracts with similar maturity profiles.

The net fair value for commodity contracts is taken to be the unrealised gain or loss recognised at reporting date calculated by reference to the current market prices for contracts with similar maturity profiles.

Recognised and unrecognised financial instruments

The net fair values of financial instruments as at reporting date are:

Interest rate swaps		**Recognised**	**Unrecognised**	**Recognised**	**Unrecognised**
		2002 (US$)		**2001 (US$)**	
Deferred hedging gains	Current				
	Non-current				
Deferred hedging (losses)	Current		**(1,032,297)**		(281,333)
	Non-current		**(2,593,510)**		(180,640)
Deferred hedging gains/(losses)	Current		**(1,032,297)**		(281,333)
	Non-current		**(2,593,510)**		(180,640)
Total			**(3,625,807)**		(461,973)

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial Instruments (cont'd)
Commodity contracts

		Recognised 2002 (US$)	Unrecognised 2002 (US$)	Recognised 2001 (US$)	Unrecognised 2001 (US$)
Deferred hedging gains	Current		**4,032,273**		16,473,781
	Non-current		**3,642,400**		18,930,186
Deferred hedging (losses)	Current				
	Non-current				
Deferred hedging gains/(losses)	Current		**4,032,273**		16,473,781
	Non-current		**3,642,400**		18,930,186
Total			**7,674,673**		35,403,967

23. Commitments for Expenditure

	2002 US$	2001 US$	2000 US$
Capital expenditure contracted for			
Due not later than one year	**9,068,346**	3,779,068	11,498,808
	9,068,346	3,779,068	11,498,808

24. Remuneration of Auditors

	2002 US$	2001 US$	2000 US$
Audit of the financial statements	**35,343**	100,000	101,589
Other services	**32,257**	190,081	-
	67,600	290,081	101,589

25. Remuneration of Directors

	2002 US$	2001 US$	2000 US$
(a) Aggregate of income paid or due and payable, to all directors of the company from the company or from any related entities in connection with the management of the companies affairs	**0**	0	0

(b) Number of directors whose remuneration was within the following bands:

US$	2002	2001	2000
0 - 9,999	**7**	10	9

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

25. Remuneration of Directors (cont'd)

(c) The directors who have held office during the year are:

V. P. Gauci (resigned 10 September 2001), R.Miller (as from 11 September 2001), M.G. Menzies, M.S. Parrett (resigned 30 November 2001), I. Ashby (as from 30 November 2001), J.K. Mclean (resigned 3 July 2001), J. Rickus (as from 3 July 2001).

Alternates:
J. Rickus (for J.K. Mclean up to 3 July 2001), G. D. Mascall (for M. S. Parrett up to 23 August 2001), I. Ashby (for M. S. Parrett as from 23 August 2001 til 30 November 2001), D. M. O'Toole (for R. Miller as from 26 September 2001 and alternate for M. G. Menzies during the whole year), C Ulloa (for I. Ashby as from 21 February 2002).

26. Related Parties	2002 (US$)	2001 (US$)

(a) Loans

No loans were made or were outstanding during the financial year to directors of Minera Alumbrera.

No loans were made or were outstanding to executives of Minera Alumbrera

(b) Loans from related entities

	2002 (US$)	2001 (US$)
Current (note 12)		
Amounts owing to related entities	**355,055**	4,106,487
Non-Current (note 15)		
Amounts owing to related entities	**77,969,399**	64,114,453
Loans from related entities	**268,464,181**	268,464,181
	346,788,635	336,685,121

Amounts owing to related parties consist of advances made to the company by its shareholders. Interest is payable on any outstanding principal and interest at a rate of LIBOR plus 2%. In the event of the company defaulting on repayment of the amount owing, payment is deemed to be an equity contribution to the company, with the shareholders receiving common shares to the extent of the unpaid amount. Repayment of advances is unsecured and subordinated to all senior debt obligations.

(c) Transactions with related entities

During the financial year, the Minera Alumbrera Limited (MAA) received US$55,018 (2001: US$543,711; 2000: US$nil) from related entities and made payments of US$2,806,211 (2001: US$1,110,922 2000: US$1,093,726) to related entities in relation to administration and technical services provided.

During the financial year, MAA accrued interest of US$14,638,274 (2001: US$21,737,746; 2000: US$26,921,316) to related entities, pursuant to the terms of the Shareholder Services Agreement between MAA, MIM Holdings Limited, Rio Tinto and BHP Billiton.

During the financial year, MAA made no purchases of goods from related entities on normal commercial terms and conditions (2001: nil; 2000: US$423,960).

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

26. Related Parties cont.

Until April 2002 MIM and IMZ had provided a guarantee in respect of IVA tax and guarantees for certain infrastructure in relation to the Minera Alumbrera Project for US$38.6 million (2001: US$90.8 million).

MIM and IMZ has indemnified the bank that has provided a letter of credit on behalf of a controlled entity for US$1 million (2001: US$15 million) to cover cash shortfalls in project financing reserve accounts on certain dates.

MIM and IMZ has undertaken to render continuing financial support to Minera Alumbrera in order that they are able to meet their liabilities as and when they fall due.

(d) Controlling entities

Minera Alumbrera (MAA) is owned 50% by Mount Isa Pacific Pty Ltd and 50% by Musto Explorations (Bermuda) Limited (Musto). Mount Isa Pacific Pty Ltd is ultimately owned by MIM Holdings Limited (MIM) and Musto is owned 50% by Rio Tinto plc and 50% by BHP-Billiton plc. MIM is considered the ultimate holding company and consolidates MAA results into MIM accounts.

27. **Employee Entitlements**	**2002 (US$)**	**2001 (US$)**
(a) Aggregate employee entitlements		
Current	**248,879**	**661,381**
	248,879	**661,381**

(b) Superannuation

The company contributes on behalf of employees to state and private superannuation funds which are responsible for meeting the full superannuation entitlement. Therefore, apart from any unpaid contributions, the company has no superannuation liability.

28. Segment Reporting

Geographical segments
All physical assets of Minera Alumbrera are located at the mine in Argentina. Segments are divided according to sales made to geographic areas.

Business segments

Minera Alumbrera operates in only one business segment being the production and sale of Copper / Gold concentrate.

Segment accounting policy

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill net of related provisions. Segment assets and liabilities do not include income taxes.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

28. Segment Reporting (cont'd)
2002 – Primary reporting – Geographic segments (US$M)

	Japan	Asia	Europe	South America (excluding Argentina)	North America	Argentina	Unallocated	Total
External sales	106.2	109.4	267.3	16.8	18.5			518.2
Other revenue						1.4		1.4
Total revenue	106.2	109.4	267.3	16.8	18.5	1.4		519.6
Segment assets						1326.0	69.3	1395.3
Segment liabilities						757.6		757.6
Acquisitions of property, plant and equipment, intangibles and other non-current assets						36.9		36.9
Depreciation and amortisation expense						126.5		126.5

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

28. **Segment Reporting (cont'd)**
2001 - Primary reporting - Geographic segments (US$M)

	Japan	Asia	Europe	South America (excluding Argentina)	North America	Argentina	Unallocated	Total
External sales	135.9	85.4	155.1	7.2	63.4			447.0
Other revenue						4.0		4.0
Total revenue	135.9	85.4	155.1	7.2	63.4	4.0		451.0
Segment assets						1360.1		1360.1
Segment liabilities						846.0	25.4	871.4
Acquisitions of property, plant and equipment, intangibles and other non-current assets						18.1		18.1
Depreciation and amortisation expense						115.9		115.9

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – 30 JUNE 2002

28. Segment Reporting (cont'd)
2000 – Primary reporting – Geographic segments (US$M)

	Japan	Asia	Europe	South America (excluding Argentina)	North America	Argentina	Unallocated	Total
External sales	91.5	95.2	184.8	32.4	64.6			468.5
Other revenue						4.2		4.2
Total revenue	91.5	95.2	184.8	32.4	64.6	4.2		472.7
Segment assets						1413.8	34.8	1448.6
Segment liabilities						928.2	50.7	978.9
Acquisitions of property, plant and equipment, intangibles and other non-current assets						23.1		23.1
Depreciation and amortisation expense						98.6		98.6

29. Reconciliation of profit from ordinary activities to net cash provided/(used) by operating activities	2002 US$	2001 US$	2000 US$
Profit from ordinary activities after income tax	**148,939,278**	19,058,566	20,185,626
Depreciation and amortisation	**126,488,656**	115,861,440	98,599,106
Loss on sale of plant and equipment	**683,844**	21,348	160,043
Unrealised exchange (gains)/losses	**34,908,508**	(634,324)	(118,424)
Changes in assets and liabilities			
(Increase) / decrease in trade debtors	**(34,102,912)**	(4,482,281)	5,045,530
(Increase) / decrease in other debtors	**(11,366,051)**	(108,152)	25,974,227
(Increase)/ decrease in stores	**5,758,714**	2,503,257	3,827,938
(Increase) / decrease in inventories	**(18,078,338)**	(65,213,403)	(25,230,047)
(Increase)/decrease in prepayments	**(1,360,608)**	(1,701,231)	2,558,924
Increase/ (decrease) in deferred income tax	**(94,693,314)**	9,571,851	25,178,518
Increase/ (decrease) in trade creditors	**2,991,726**	(11,067,521)	(10,644,001)
Increase/ (decrease) in other creditors	**(8,719,067)**	3,378,452	(28,155,374)
Increase/ (decrease) in amounts owing to related entities	**10,103,514**	20,354,398	27,718,011
Increase/ (decrease) in deferred hedging gains	**1,072,585**	(678,805)	(15,444,708)
Increase/ (decrease) in provision for rehabilitation	**1,709,693**	2,805,501	2,771,493
Increase/ (decrease) in provision for employee entitlements	**228,328**	(321,444)	(259,189)
Net cash inflows from operating activities	**164,564,556**	89,347,652	132,167,673

30. US GAAP reconciliation

Minera Alumbrera Limited prepares its consolidated financial statements in accordance with generally accepted accounting principles in Australia ("A GAAP"). A GAAP differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"), as they relate to the company. These differences and the effect of the adjustments necessary to present Minera Alumbrera Limited's consolidated net profit attributable to common shareholders, shareholders' equity and cash flows in accordance with US GAAP as at 30 June 2002 and 2001 and for the years ended 30 June 2002, 2001 and 2000, are detailed below.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

(i) Net profit attributable to members

	Year ended 30 June		
	2002 US$	**2001 US$**	**2000 US$**
Net profit in accordance with A GAAP	**148,939,278**	19,058,566	20,185,626
US GAAP adjustments:			
Preoperating expenses	**10,174,063**	8,077,323	9,868,017
Revenue recognition, impact on revenues	**(24,152,291)**	(137,820)	12,439,628
Revenue recognition, impact on cost of sales	**10,359,796**	(55,500)	(9,647,343)
Bill-and-hold transactions, impact on revenues	**5,752,227**	(2,030,716)	(3,721,511)
Bill-and-hold transactions, impact on cost of sales	**(4,250,600)**	1,837,280	2,413,320
Allocation of overhead costs to inventory	**(1,428,493)**	(4,782,309)	(3,730,129)
Debt issuance costs	**571,476**	6,322,180	(5,027,466)
Effective interest method	**154,237**	(571,925)	(432,023)
Capitalisation of interest	**3,182,527**	2,427,978	1,994,156
Provision to reduce inventory to net realisable value	**-**	(8,646,793)	8,646,793
Mark to market of derivative instruments	**(22,205,758)**	25,780,855	-
Change in depletion method	**1,538,545**	1,127,550	1,063,799
Deferred income taxes	**6,091,281**	(8,804,431)	(4,160,172)
Total US GAAP adjustments to net profit	**(14,212,990)**	20,543,672	9,707,069
Net profit (loss) in accordance with US GAAP before cumulative effect of a change in accounting principle and dividends payable on preference shares	**134,726,288**	39,602,238	29,892,695
Cumulative effect of a change in depletion method, net of tax	**-**	-	(10,831,342)
Net profit (loss) in accordance with US GAAP before dividends payable on preference shares	**134,726,288**	39,602,238	19,061,353
Dividends payable on preference shares	**(25,000,000)**	(25,000,000)	(25,000,000)
Net profit (loss) attributable to common shareholders	**109,726,288**	14,602,238	(5,938,647)

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

(ii) Shareholders' equity

	As at 30 June	
	2002 US$	2001 US$
Shareholders' equity in accordance with A GAAP	**637,689,370**	488,750,092
US GAAP adjustments:		
Preoperating expenses	**(80,183,257)**	(90,357,320)
Revenue recognition	**(19,331,138)**	(5,538,643)
Bill-and-hold transactions	**-**	(1,501,627)
Allocation of overhead costs to inventory	**(14,212,356)**	(12,783,863)
Debt issuance costs	**(9,149,365)**	(9,720,841)
Effective interest method	**(5,280,497)**	(5,434,734)
Capitalisation of interest	**(22,711,469)**	(25,893,996)
	8,577,152	38,261,045
Mark to market of derivative instruments		
Change in depletion method	**(11,743,451)**	(13,281,996)
Deferred income taxes	**46,210,315**	37,875,593
Preference shares, including cumulative unpaid dividends	**(438,120,000)**	(413,120,000)
Total US GAAP adjustments to shareholders' equity	**(545,944,066)**	(501,496,382)
Shareholders' equity in accordance with US GAAP	**91,745,304**	(12,746,290)

(iii) Changes in US GAAP shareholders' equity

	Year ended 30 June		
	2002 US$	2001 US$	2000 US$
Shareholders' equity at the beginning of the year	**(12,746,290)**	(36,084,661)	(30,146,014)
Net profit attributable to common shareholders	**109,726,288**	14,602,238	(5,938,647)
Other comprehensive income:			
SFAS 133 transition asset, net of tax	**-**	22,089,136	-
Current period movement in transition asset, net of tax	**(5,234,694)**	(13,353,003)	-
Total comprehensive income	**104,491,594**	23,338,371	(5,938,647)
Shareholders' equity at the end of the year	**91,745,304**	(12,746,290)	(36,084,661)

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

Preoperating expenses

The company has capitalised operating costs incurred prior to the commencement of plant operations as part of mining property, plant and equipment.

Under US GAAP, the capitalisation of operating costs incurred prior to the commencement of plant operations or start up costs is not permitted. The reconciliations include adjustments to reverse the asset recognised under A GAAP and to reverse the amortisation expense recognised each period.

Revenue recognition

The company recognises revenue for sales based on contractual terms, which is typically upon crossing the ship's rail when the risk and rewards of ownership transfer.

Under US GAAP, SAB 101 "Revenue Recognition in Financial Statements" revenue cannot be recognised until both legal title and the risks and rewards of ownership have been transferred. For certain of the company's sales, title does not transfer until certain documentation is provided to the customer and payment is received. Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognised under A GAAP for which title did not transfer at period end; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

In addition, included in revenues from ordinary activities are revenues from outside the operating activities of US$1.4 million, US$4.0 million and US$4.2 million for the years ended 30 June 2002, 2001 and 2000, respectively, that for US GAAP purposes would be recognised outside of revenues as other income.

Bill and hold transactions

The company recognised revenue for the sale of concentrate which was maintained in storage in accordance with contractual terms. The contracts provide that title and the risk and rewards of ownership transfer upon receipt of payment and the signing of a warehouse certificate certifying that the copper concentrate was being held in the port warehouse at irrevocable disposal of the buyer, both of which occurred prior to the end of the fiscal year. Delivery of the concentrate occurred after year end.

For revenue to be recognised when physical delivery has not occurred under US GAAP, the following criteria must be met:

1. The risks of ownership must have passed to the buyer;

2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;

3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis;

4. There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry);

5. The seller must not have retained any specific performance obligations such that the earning process is not complete;

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

Bill and hold transactions (cont'd)

6. The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders; and

7. The product must be complete and ready for shipment.

The transactions did not meet all of the above criteria. Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognised under A GAAP; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

Allocation of overhead costs to inventory

The company uses absorption costing, including the allocation of variable and fixed overhead costs, to value inventory.

Under US GAAP, inventory cost is broadly defined to mean acquisition and production cost, and is the sum of expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

The reconciliations include adjustments to reverse certain overhead costs recorded in long term inventory that do not meet the above definition.

Debt Issuance Costs

The company capitalised as part of debt issuance costs premiums paid for political risk insurance on the borrowings and certain legal costs incurred to modify the loan security agreement.

Under US GAAP, capitalisation of these costs would not be permitted.

The reconciliations include adjustments to reverse the amounts capitalised and to reverse the related amortisation expense.

Effective Interest Method

The company amortizes debt issuance costs on a straight line basis over the term of the respective borrowings.

Under US GAAP, debt issuance costs are amortised over the term of the debt using the effective interest method.

The reconciliations include adjustments to reverse the accounting under A GAAP and to record the amortisation expense using the effective interest method.

Capitalisation of Interest

The company capitalised interest costs as part of mining property, plant and equipment through the period when the plant achieved 80% of capacity (February 1998), which was deemed the date of commencement.

Under US GAAP, interest costs may be capitalised up to the date the qualifying assets are ready for their intended use. Project commissioning and the processing of ore from the mine commenced in August 1997.

The reconciliations include adjustments to reverse the interest costs capitalised between August 1997 and February 1998 and to reverse the related depletion expense.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

Provision to Reduce Inventory to Net Realisable Value

The company recognised a reserve in fiscal year 2000 to reduce the carrying value of long term inventory to net realisable value. The reserve was reversed in fiscal year 2001.

As described above, the company allocates certain overhead costs to long term inventory under A GAAP which are not capitalisable under US GAAP. As a result, the US GAAP carrying value of long-term inventory is less than the carrying value of the long term inventory under A GAAP by the amount of such overhead cost capitalisation. Due to such lower carrying value, the reserve to reduce long term inventory to net realisable value was not required under US GAAP.

The reconciliations include adjustments to remove the impacts of the reserve recognised in fiscal year 2000 and the subsequent reversal of the reserve in fiscal year 2001.

Mark to market of derivative instruments

The company enters into United States dollar denominated floating lease rate gold forward sales contracts to hedge against adverse movements in commodity prices. Under A GAAP, gains and losses on derivative contracts effective as hedges of anticipated purchases and sales are deferred and recognised concurrently with the purchase or sale transaction.

In addition, the company enters into interest rate swaps to hedge against movements in interest rates and to minimize the volatility of the company's profit and net cash flows arising from changes in interest rates. The terms of the interest rate swaps are intended to match the maturity profile of the underlying debt. Under A GAAP, the company recognises in interest expense the net impact of the interest rate swap receivables/payables.

Through 30 June 2000, the above accounting was consistent with US GAAP. Effective 1 July 2000, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, for US GAAP purposes. SFAS No. 133 requires derivative instruments to be recorded at their fair value as either an asset or liability in the statement of financial position. Gains or losses on derivatives which qualify and are effective as cash flow hedges are accumulated in equity as other comprehensive income and are recognised in earnings when the hedged transactions occur. Gains or losses on non-qualifying derivatives are recognised in earnings immediately. Gains or losses on fair value hedges and on the underlying item being hedged are also recorded in earnings.

The company has not met the restrictive documentation, designation and effectiveness assessments required by SFAS 133. As a result, the derivative instruments used to hedge the anticipated transactions and interest rate swaps are marked to market through earnings.

In accordance with the transition provisions of SFAS No. 133, the company recorded a net-of-tax cumulative-effect gain of $29.1 million in other comprehensive income as of 1 July 2000. Subsequent movements in the fair value of the derivative contracts are recognised in earnings. The transition adjustment is reclassified from shareholders' equity to earnings as the designated purchases and sales transactions and interest payments to which the derivative contracts relate occur.

Taxation

Except for the impact of the tax assets and liabilities resulting from the temporary (timing) differences generated by the A GAAP to US GAAP differences, there are no significant differences in accounting for income taxes between A GAAP and US GAAP, as they relate to the company.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

Change in depletion method

During fiscal year 2000, the company changed its depletion method for mine property, plant and equipment from the straight-line method to the units of production method. Under A GAAP this change has been accounted for prospectively.

Under US GAAP, a change in depletion method on existing assets is accounted for as a change in accounting principle. A change in accounting principle is accounted for by recognizing in earnings the cumulative effect of the change in principle as of the beginning of the year. The cumulative effect is determined as the difference between the depletion of the assets using the straight-line method and depletion of the assets using the units of production method, as if the units of production method was used from the beginning.

The reconciliations include adjustments to reflect the cumulative effect of the change in depletion method and to reflect the impact of the change on subsequent depletion expense recognised under A GAAP.

Preference shares

The company has issued preference shares to its two ordinary shareholders that are redeemable at the option of the company. The company may redeem the preference shares by a unanimous vote of the directors. All of the directors are appointed by the company's ordinary shareholders.

Under A GAAP, the preference shares have been classified as a component of shareholders' equity because the issuer does not have a present obligation to transfer assets to the preference shareholder.

Under US GAAP, EITF Topic D-98 provides that if the preference shareholders control the votes of the directors through direct representation or other rights the preference shares are redeemable at the option of the holder and classification outside of equity is required. In the case of the company, the preference shareholders control the directors through their ordinary shares. US GAAP requires that the preference shares be recorded at fair value upon issue and accreted to their redemption value when redemption is probable. The accretion in value is recorded in the statement of financial performance in determining net income available to common shareholders. Dividends, whether declared or not, on redeemable preference shares are recognised in a similar manner.

The reconciliations include adjustments to remove the preference shares from shareholders' equity, to recognise the liability for unpaid dividends and to recognise dividends in determining net income available to common shareholders.

Statement of cash flows

Under both Australian and US GAAP, a statement of cash flows is presented, which discloses cash flows from operating, investing and financing activities. Under US GAAP, balances maintained in the Senior Debt Reserve Account are restricted from use. Accordingly, for US GAAP purposes these amounts are classified as investing activities and are not reflected as a component of the cash position.

Presented below is cash and summarised cash flow information in accordance with US GAAP as of and for the years ended 30 June 2002, 2001 and 2000.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

Cash flows in accordance with US GAAP

	Year ended 30 June		
	2002 US$	2001 US$	2000 US$
Cash flows from operating activities	**164,564,556**	89,347,652	132,167,673
Cash flows used in investing activities	**(38,932,825)**	(6,626,673)	(72,685,961)
Cash flows used in financing activities	**(95,304,292)**	(75,304,295)	(65,304,295)
Net increase (decrease) in cash	**30,327,439**	7,416,684	(5,822,583)
Opening cash	**17,042,140**	9,625,456	15,448,039
Closing cash	**47,369,579**	17,042,140	9,625,456
As reported cash position in accordance with A GAAP	**97,463,244**	58,419,709	61,214,377
US GAAP adjustment			
Senior debt reserve account	**(50,093,665)**	(41,377,569)	(51,588,921)
Cash position in accordance with US GAAP	**47,369,579**	17,042,140	9,625,456

Reconciliation with Canadian GAAP

Generally accepted accounting principles in the United States differ from generally accepted accounting principles in Canada ("Canadian GAAP"), as they relate to the company. The principle differences relate to the accounting for preoperating expenses, capitalization of interest, derivative instruments, cumulative effect of a change in depletion method and the preference shares. The US GAAP accounting for these items is set out above. Canadian GAAP is similar to Australian GAAP in accounting for preoperating expenses, capitalization of interest, derivative instruments, cumulative effect of a change in depletion method and the preference shares. Under Canadian GAAP these items are accounted for as follows:

- preoperating expenses are capitalised and amortised over the period of benefit;
- interest capitalisation ceases when the assets are ready for productive use;
- hedging gains and losses on derivative instruments designated and effective as hedges are deferred and recognised when the anticipated transaction occur;
- changes in amortisation or depletion methods are accounted for as changes in estimates; and
- the preference shares are classified as shareholders' equity.

In reconciling US GAAP to Canadian GAAP, the adjustments made relating to these items are reversed, including the related tax effect. Shareholders' equity in accordance with Canadian GAAP as at 30 June 2002 and 2001 was $604,108,021 and $464,264,296, respectively. Net profit attributable to common shareholders in accordance with Canadian GAAP for the years ended 30 June 2002, 2001 and 2000 was $139,843,724, $13,412,644 and $20,844,514, respectively.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

31. Adjustments to previously issued financial statements

These accounts include adjustments as compared to the financial statements previously issued by the company as of and for the year ended 30 June 2002. The adjustments correct the duplicate recording of trade debtors and hedging gains and losses on sales including the tax effect. The effect of these adjustments are as follows:

	2002 US$
Net profit/(loss)	
-As reported	**154,370,455**
-As restated	**148,939,278**
Total shareholders' equity	
-As reported	**643,120,547**
-As restated	**637,689,370**

32. Events occurring after reporting date

At the date of this report, there were no events occurring after reporting date which would significantly affect the operations of the company, the results of those operations or the state of affairs of the company, in subsequent financial years except as noted below.

On 21 February 2003, Wheaton River Minerals Ltd (WRM), a Canadian listed company and Rio Tinto plc signed an agreement, subject to closing and financial conditions, for the sale of Peak Gold Mines Pty Ltd and Rio Tinto plc's 25% stake in the Bajo de la Alumbrera mine in Argentina to WRM for a combined US$210 million.

These events have had no financial effect on the financial statements of the company.

MINERA ALUMBRERA LIMITED

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages G-1 to G-40:

(a) comply with Accounting Standards and other mandatory professional reporting requirements in Australia ("accounting principles generally accepted in Australia"); and

(b) give a true and fair view of the company's financial position as at 30 June 2002 and 30 June 2001 and of its performance, as represented by the results of its operations and its cash flows, for each of the three years in the period ended 30 June 2002.

In the directors' opinion:

(a) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

"Charles Sartain"
Director

"John Rickus"
Director

___28___ February 2003

MINERA ALUMBRERA LIMITED
REPORT OF INDEPENDENT ACCOUNTANTS

To the members of Minera Alumbrera Limited

In our opinion, the financial statements, set out on pages G-1 to G-40 present fairly, in all material respects, the financial position of Minera Alumbrera Limited (the "Company") as at 30 June 2002 and 30 2001, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2002 in conformity with Accounting Standards and other mandatory professional reporting requirements in Australia, ("accounting principles generally accepted in Australia").

These financial statements are the responsibility of the directors of the Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Australia and Canada which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in note 31, the Company restated its financial statements as at and for the year ended 30 June 2002. The previous report of independent accountants dated 24 October 2002 has been withdrawn and the financial statements have been revised as indicated in note 31.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the Company's net profit expressed in United States Dollars for each of the three years in the period ended 30 June 2002 and the determination of the Company's equity and financial position also expressed in United States Dollars as at 30 June 2002 and 2001 to the extent summarised in Note 30 to the financial statements.

Inherent Uncertainty Regarding Argentina

Without qualification to the opinion expressed above, attention is drawn to the following matter:

Argentina is experiencing severe economic difficulties including a significant currency devaluation. The operations of the Company may be affected in the foreseeable future by these conditions however the effects, if any, cannot be determined at the present time.

Comment to Readers in Canada

In Canada, reporting standards do not allow for the addition of an emphasis of matter paragraph (following the opinion paragraph) that draws attention to a a significant uncertainty such as described in the paragraph entitled Inherent Uncertainty Regarding Argentina. Under Canadian reporting standards, the paragraph entitled Inherent Uncertainty Regarding Argentina would not be included in the Report of Independent Accountants.

PricewaterhouseCoopers
Chartered Accountants

Robert Hubbard
Partner
Brisbane, Australia
24 October 2002, except for notes 30, 31 and 32 for which the date is 28 February 2003.

MINERA ALUMBRERA LIMITED
(Incorporated in Antigua and Barbuda)

UNAUDITED INTERIM FINANCIAL STATEMENTS

9 MONTHS TO 31 MARCH 2003

CONTENTS **Page No.**

MINERA ALUMBRERA LIMITED
STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE INTERIM PERIOD ENDED 31 MARCH 2003

	9 months to March 2003 US$ (Unaudited)	9 months to March 2002 US$ (Unaudited)
Revenue from ordinary activities	**386,257,744**	379,566,945
Expenses from ordinary activities excluding borrowing costs	**(277,437,248)**	(313,934,147)
Borrowing costs	**(19,560,599)**	(34,096,328)
Profit from ordinary activities before income taxes	**89,259,897**	31,536,470
Income (tax expense)/benefit	**(62,858,729)**	80,723,234
Profit from ordinary activities after income taxes	**26,401,168**	112,259,704
Net profit	**26,401,168**	112,259,704
Net profit attributable to members of Minera Alumbrera Limited	**26,401,168**	112,259,704
Total revenues, expenses and valuation adjustments attributable to members of Minera Alumbrera Limited recognised directly in equity	**-**	-
Total changes in equity other than those resulting from transactions with owners as owners.	**26,401,168**	112,259,704

The above statements of financial performance should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
STATEMENTS OF FINANCIAL POSITION AS AT 31 MARCH 2003

	March 2003 US$ (Unaudited)	June 2002 US$
Current Assets		
Cash assets	**139,087,424**	97,463,244
Receivables	**110,937,223**	90,471,676
Inventories	**25,234,273**	22,836,934
Other	**3,063,591**	3,761,171
Total current assets	**278,322,511**	214,533,025
Non-current assets		
Receivables	**13,970,447**	13,895,558
Inventories	**155,973,626**	148,719,625
Mining property, plant and equipment	**874,771,083**	948,859,377
Deferred tax asset	**6,397,181**	69,255,910
Other financial assets	**166,319**	-
Total non-current assets	**1,051,278,656**	1,180,730,470
Total assets	**1,329,601,167**	1,395,263,495
Current liabilities		
Payables	**45,805,343**	36,062,275
Interest bearing liabilities	**75,304,293**	75,304,293
Provisions	**381,596**	248,879
Total current liabilities	**121,491,232**	111,615,447
Non-current liabilities		
Payables	**343,787,999**	351,539,491
Interest bearing liabilities	**187,420,701**	283,065,018
Provisions	**12,810,695**	11,354,169
Total non-current liabilities	**544,019,395**	645,958,678
Total liabilities	**665,510,627**	757,574,125
Net assets	**664,090,540**	637,689,370
Equity		
Contributed equity	**435,812,000**	435,812,000
Retained profits	**228,278,540**	201,877,370
Total Equity	**664,090,540**	637,689,370

The above statements of financial position should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
STATEMENTS OF CASH FLOWS
FOR THE INTERIM PERIOD ENDED 31 MARCH 2003

	9 months to March 2003 US$ (Unaudited)	9 months to March 2002 US$ (Unaudited)
Cash flows from operating activities		
Receipts from customers	**328,417,639**	256,860,394
Payments to suppliers and employees	**(140,098,785)**	(137,847,550)
Interest received	**1,244,468**	2,295,239
Interest and other costs of finance paid	**(10,354,432)**	(28,155,241)
Refundable IVA received/(paid)	**(20,986,102)**	22,029,280
Net cash inflow from operating activities	**158,222,788**	115,182,122
Cash flows from investing activities		
Mining property, plant and equipment		
- Proceeds from sales		41,684
- Payments for purchases	**(20,954,291)**	(35,352,309)
Net cash outflow from investing activities	**(20,954,291)**	(35,310,625)
Cash flows from financing activities		
Repayment of borrowings	**(95,644,317)**	(57,652,147)
Net cash outflow from financing activities	**(95,644,317)**	(57,652,147)
Net increase (decrease) in cash held	**41,624,180**	22,219,350
Cash at the beginning of the financial period	**97,463,244**	58,419,709
Cash at the end of the financial period	**139,087,424**	80,639,059

The above statements of cash flows should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

1. Statement of Significant Accounting Policies

This general purpose financial report for the interim nine month reporting period ended 31 March 2003 has been prepared in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and other authoritative pronouncements of the Australian Accounting Standards Board (collectively "Australian GAAP" or "A GAAP").

This interim financial report is unaudited and does not include all the notes of the type normally included in an *annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year* ended 30 June 2002.

In management's opinion the interim report includes all normal recurring adjustments necessary to fairly present the results of operations of the Issuer as at 31 March 2003 and for the nine month periods ended 31 March 2003 and 2002. Interim results may not be indicative of the results for the full year.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. All amounts are expressed in United States Dollars.

Minera Alumbrera (MAA) is owned 50% by Mount Isa Pacific Pty Ltd and 50% by Musto Explorations (Bermuda) Limited (Musto). Mount Isa Pacific Pty Ltd is ultimately owned by MIM Holdings Limited (MIM) and Musto is owned 50% by Wheaton River Minerals Ltd and 50% by BHP-Billiton plc (2002: 50% Rio Tinto plc and 50% BHP-Billion plc). Wheaton River Mineral Ltd acquired a 50% share in Musto from Rio Tinto plc on 18 March 2003. MIM is considered the ultimate controlling entity and consolidates MAA results into MIM accounts.

2. Profit from ordinary activities

	9 months to March 2003 US$ (Unaudited)	9 months to March 2002 US$ (Unaudited)
Revenue from ordinary activities		
Revenue from operating activities	**382,407,729**	379,297,381
Revenue from outside the operating activities	**3,850,015**	269,564
	386,257,744	379,566,945
Cost of sales	**191,004,777**	215,952,509
Other operating expenses	**82,652,230**	97,797,037
Borrowing costs	**19,560,599**	34,096,328
General and administration	**76,605**	61,248
Other expenses	**3,703,636**	123,353
	296,997,847	348,030,475
Profit from ordinary activities before income tax	**89,259,897**	31,536,470

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

2. Profit from ordinary activities (cont'd)

Financial impact of Argentine peso devaluation

In response to the political and economic instability in Argentina the government announced on 6 January 2002 the abandonment of the one to one peg of the Argentine peso to the US dollar.

Since inception the company has adopted the US dollar as its functional currency for financial statement purposes. However, due to local guidelines of Technical Resolutions of the Argentine Federation of Professional Councils of Economic Sciences, the Professional Council of Economic Sciences of the city of Buenos Aires and resolutions of the Corporation Control Authority (I.G.J.), the company is required to also prepare financial statements in local currency, and prepare a tax return and pay tax liabilities in local currency.

The removal of the one to one peg of the peso to the US dollar in January 2002 and the subsequent devaluation of the peso to 3.025 pesos to the US dollar at 31 March 2002, 3.86 pesos to the US dollar at 30 June 2002 and to 2.9725 pesos to the US dollar at 31 March 2003 has created the following tax impact on Minera Alumbrera:

	9 months to March 2003 US$ (Unaudited)
Income tax expense	(62,858,729)
Prima facie income tax expense @ 30%	(26,777,969)
Difference between prima facie income tax expense and the actual income tax expense	(36,080,760)
This difference is attributable to the tax effect of the following items which reduce/(increase) income tax (expense)/revenue:	
Exchange gains on US$ monetary items (a)	(33,829,793)
Exchange gain on Argentine peso monetary items	477,753
Depreciation (b)	(16,294,583)
Exchange loss on remeasurement into the functional currency (c)	(8,789,550)
Revaluation of Argentine tax losses brought forward	22,355,413
	(36,080,760)

(a) The peso equivalent of the Minera Alumbrera US dollar project debt, shareholder debt and other balances has significantly increased due to the devaluation, giving rise to peso currency exchange losses. For the Argentine tax year ended 30 June 2002 and for the nine months ended 31 March 2002, these losses gave rise to a tax benefit of $119.5 million and $108.8 million, respectively. For the nine months ended 31 March 2003, the peso has strengthened from 3.86 pesos to the US dollar to 2.9725 pesos to the US dollar, resulting in peso currency exchange gains and giving rise to a tax liability of $33.9 million.

(b) The peso value of tax depreciation is determined by the exchange rate at the time the fixed asset was acquired. Almost the entire fixed assets of the company were acquired at the one to one peg. The devaluation has therefore significantly reduced the US dollar value of future tax depreciation. Under current accounting standards this loss will be recognised progressively over the remaining mine life. For the nine months ended 31 March 2003 and 2002 this loss amounted to $16.2 million and $21.2 million, respectively.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

2. Profit from ordinary activities (continued)

(c) As stated above the company is required to prepare its tax returns in local currency whereas the tax effect accounting is undertaken in the functional currency. As a result of this an exchange loss arises on the remeasurement of income taxes into the functional currency. For the nine months ended 31 March 2003 and 2002 an exchange loss of $8.9 million and $15.1 million, respectively, arose which has been included in the income tax (expense)/benefit for the period.

During the nine months ended 31 March 2003 and 2002, the Issuer utilised approximately $296.3 million (2002:nil), in carry forward tax losses.

This disclosure has been prepared on the basis of exchange rates and Argentine tax legislation at 31 March 2003. The final quantum of all tax and related accounting impacts flowing from the devaluation depends on the exchange rates of the Argentine peso, and US dollar at balance dates, any future changes in law and future earnings.

These changes do not fundamentally alter the carrying value of mining property, plant and equipment assets. There are positives and negatives associated with the devaluation; importantly the company benefits from reduced operating costs in US dollar terms as a result of the devaluation. The company's fiscal stability regime under agreement with national and provincial governments applies for the life of the mine.

Argentina continues to experience severe economic difficulties. The operations of Minera Alumbrera may be affected in the foreseeable future by these conditions however the effects, if any, cannot be determined at the present time.

3. Dividends paid

No dividends were declared or paid in relation to the interim periods for the nine months ended 31 March 2003 and 31 March 2002.

4. Contingent liabilities

Minera Alumbrera Limited ("MAA") is contingently liable for commitments and performance guarantees and claims arising in the ordinary course of business in respect of which it is not practicable to isolate or determine the amounts thereof.

These include:

The Catamarcan Mining Judge has been given two bonds of indemnity and the Direccion de Mineria one bond of indemnity each for an unspecified amount. These relate to the granting to MAA of the mine infrastructure and water easements in Catamarca and that part of the pipeline easement in Tucuman. They state that MAA will pay compensation to Landowners whose properties are effected by the mine infrastructure, water and concentrate pipeline easements when those owners have been identified and valid title is demonstrated.

Bank Guarantee to DGI (Argentine Tax Authority) for VAT Reimbursement (28-02-02). These letters of credit (US$38 501 169) expired in April 2002.

5. Events occurring after reporting date

At the date of this report, there were no events occurring after reporting date which would significantly affect the operations of the company, the results of those operations or the state of affairs of the company, in subsequent financial years except as noted below.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

On 26 March 2003, Wheaton River Minerals Ltd (WRM), a Canadian listed company and owner of a 25% interest in Minera Alumbrera, and BHP Billiton announced an agreement, subject to closing and financial conditions, for the sale of BHP Billiton's 25% interest in Minera Alumbrera to WRM.

These events have had no financial effect on the financial statements of the company.

6. Segment Reporting

Geographic segments

All physical assets of Minera Alumbrera are located at the mine in Argentina. Segments are divided according to sales made to geographic areas.

Business segment

Minera Alumbrera operates in only one business segment being the production and sale of Copper/Gold concentrate.

Segment accounting policy

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property plant and equipment and goodwill net of related provisions. Segment assets and liabilities do not include income taxes.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – 31 MARCH 2003

6. Segment Reporting (cont'd)
31 March 2003 – Primary reporting – geographic segments ($M)
(Unaudited)

	Japan	Asia	Europe	South America (excl Argentina)	North America	Argentina	Unallocated	Total
External sales	80.4	106.7	175.7	9.5	10.1			382.4
Other revenue						3.9		3.9
Total revenue	80.4	106.7	175.7	9.5	10.1	3.9		386.3
Segment assets						1323.2	6.4	1329.6
Segment liabilities						665.5		665.5
Acquisitions of property, plant and equipment, intangibles and other non-current assets						21.0		21.0
Depreciation and amortisation expense						92.6		92.6

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – 31 MARCH 2003

6. Segment Reporting (cont'd)
31 March 2002 – Primary reporting – geographic segments ($M)
(Unaudited)

	Japan	Asia	Europe	South America (excl Argentina)	North America	Argentina	Unallocated	Total
External sales	75.4	78.1	198.3	9.4	18.1			379.3
Other revenue						0.3		0.3
Total revenue	75.4	78.1	198.3	9.4	18.1	0.3		379.6
Segment assets						1332.8	54.3	1387.1
Segment liabilities						783.8		783.8
Acquisitions of property, plant and equipment, intangibles and other non-current assets						35.3		35.3
Depreciation and amortisation expense						101.4		101.4

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation

Minera Alumbrera Limited prepares its consolidated financial statements in accordance with generally accepted accounting principles in Australia ("A GAAP"). A GAAP differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"), as they relate to the company. These differences and the effect of the adjustments necessary to present Minera Alumbrera Limited's consolidated net profit attributable to common shareholders, shareholders' equity and cash flows in accordance with US GAAP as at 31 March 2003 and for the nine months ended 31 March 2003 and 2002, are detailed below.

(i) Net profit attributable to members

	Nine months ended 31 March	
	2003 US$ (Unaudited)	**2002 US$ (Unaudited)**
Net profit in accordance with Australian GAAP	**26,401,168**	112,259,704
Preoperating expenses	**6,626,912**	7,657,495
Revenue recognition, impact on revenues	**9,837,645**	(24,017,981)
Revenue recognition, impact on cost of sales	**(2,069,094)**	11,775,564
Bill-and-hold transactions, impact on revenues	**-**	5,752,227
Bill-and-hold transactions, impact on cost of sales	**-**	(4,250,600)
Allocation of overhead costs to inventory	**(885,962)**	(648,938)
Debt issuance costs	**3,948,669**	1,612,279
Effective interest method	**(1,800,717)**	115,677
Capitalization of interest	**1,944,731**	2,253,647
Mark to market of derivative instruments	**(1,588,651)**	(16,356,501)
Change in depletion method	**978,563**	1,120,456
Change in rehabilitation method	**567,609**	
Deferred income taxes	**(5,267,911)**	4,496,002
Total US GAAP adjustments to net profit	**12,291,794**	(10,490,672)
Net profit (loss) in accordance with US GAAP before cumulative effect of a change in accounting principle	**38,692,962**	101,769,031
Cumulative effect of a change in rehabilitation method, net of tax	**4,297,057**	-
Net profit (loss) in accordance with US GAAP	**42,990,019**	101,769,031

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd)

(ii) Shareholders' equity

	Nine months ended 31 March 2003 US$ (Unaudited)	Year ended 30 June 2002 US$
Shareholders' equity in accordance with Australian GAAP	**664,090,540**	637,689,370
US GAAP adjustments		
Preoperating expenses	**(73,556,345)**	(80,183,257)
Revenue recognition	**(11,562,586)**	(19,331,138)
Allocation of overhead costs to inventory	**(15,098,318)**	(14,212,356)
Debt issuance costs	**(5,200,696)**	(9,149,365)
Effective interest method	**(7,081,215)**	(5,280,497)
Capitalization of interest	**(20,766,738)**	(22,711,469)
Mark to market of derivative instruments	**3,428,656**	8,577,152
Change in depletion method	**(10,764,890)**	(11,743,451)
Change in rehabilitation method	**6,706,263**	-
Deferred income taxes	**40,168,760**	46,210,315
Preference shares, including cumulative unpaid dividends	**(438,120,000)**	(438,120,000)
Total US GAAP adjustments to shareholders' equity	**(531,847,110)**	(545,944,066)
Shareholders' equity in accordance with US GAAP	**132,243,431**	91,745,304

(iii) Changes in US GAAP shareholders' equity

	Nine months ended 31 March 2003 US$ (Unaudited)	Nine months ended 31 March 2002 US$ (Unaudited)	Year ended 30 June 2002 US$
Shareholders' equity at the beginning of the period	**91,745,304**	(12,746,290)	(12,746,290)
Net profit attributable to common shareholders	**42,990,019**	101,769,031	109,726,288
Other comprehensive income:			
Current period movement in transition asset	**(2,491,892)**	(4,175,412)	(5,234,694)
Total comprehensive income	**40,498,127**	97,593,620	104,491,594
Shareholders' equity at the end of the period	**132,243,431**	84,847,329	91,745,304

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd)

Preoperating expenses

The company has capitalised operating costs incurred prior to the commencement of plant operations as part of mining property, plant and equipment.

Under US GAAP, the capitalization of operating costs incurred prior to the commencement of plant operations or start up costs is not permitted. The reconciliations include adjustments to reverse the asset recognised under Australian GAAP and to reverse the amortisation expense recognised each period.

Revenue recognition

The company recognises revenue for sales based on contractual terms, which is typically upon crossing the ship's rail when the risk and rewards of ownership transfer.

Under US GAAP, SAB 101 "Revenue Recognition in Financial Statements" revenue cannot be recognised until both legal title and the risks and rewards of ownership have been transferred. For certain of the company's sales, title does not transfer until certain documentation is provided to the customer and payment is received. Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognised under Australian GAAP for which title did not transfer at period end; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

In addition, included in revenues from ordinary activities are revenues from outside the operating activities of US$3.9 million and US$0.3 million for the nine months ended 31 March 2003 and 2002, respectively, that for US GAAP purposes would be recognised outside of revenues as other income.

Bill and Hold Transactions

The company recognised revenue in fiscal year 2001 for the sale of concentrate which was maintained in storage in accordance with contractual terms. The contracts provide that title and the risk and rewards of ownership transfer upon receipt of payment and the signing of a warehouse certificate certifying that the copper concentrate was being held in the port warehouse at irrevocable disposal of the buyer, both of which occurred prior to the end of the fiscal year. Delivery of the concentrate occurred after year end.

For revenue to be recognised when physical delivery has not occurred under US GAAP, the following criteria must be met:

1. The risks of ownership must have passed to the buyer;

2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;

3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis;

4. There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry);

5. The seller must not have retained any specific performance obligations such that the earning process is not complete;

6. The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders; and

7. The product must be complete and ready for shipment.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd)

The transactions did not meet all of the above criteria. Accordingly, the reconciliations include adjustments to recognise the sale in fiscal year 2002.

Allocation of Overhead Costs to Inventory

The company uses absorption costing, including the allocation of variable and fixed overhead costs, to value inventory.

Under US GAAP, inventory cost is broadly defined to mean acquisition and production cost, and is the sum of expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

The reconciliations include adjustments to reverse certain overhead costs recorded in long term inventory that do not meet the above definition.

Debt Issuance Costs

The company capitalised as part of debt issuance costs premiums paid for political risk insurance on the borrowings and certain legal costs incurred to modify the loan security agreement.

Under US GAAP, capitalization of these costs would not be permitted.

The reconciliations include adjustments to reverse the amounts capitalised and to reverse the related amortization expense.

Effective Interest Method

The company amortizes debt issuance costs on a straight line basis over the term of the respective borrowings.

Under US GAAP, debt issuance costs are amortised over the term of the debt using the effective interest method.

The reconciliations include adjustments to reverse the accounting under A GAAP and to record the amortization expense using the effective interest method.

Capitalisation of Interest

The company capitalised interest costs as part of mining property, plant and equipment through the period when the plant achieved 80% of capacity (February 1998), which was deemed the date of commencement.

Under US GAAP, interest costs may be capitalised up to the date the qualifying assets are ready for their intended use. Project commissioning and the processing of ore from the mine commenced in August 1997.

The reconciliations include adjustments to reverse the interest costs capitalised between August 1997 and February 1998 and to reverse the related depletion expense.

Mark to Market of Derivative Instruments

The company enters into United States dollar denominated floating lease rate gold forward sales contracts to hedge against adverse movements in commodity prices. Under A GAAP, gains and losses on derivative contracts effective as hedges of anticipated purchases and sales are deferred and recognised concurrently with the purchase or sale transaction.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd)

In addition, the company enters into interest rate swaps to hedge against movements in interest rates and to minimize the volatility of the company's profit and net cash flows arising from changes in interest rates. The terms of the interest rate swaps are intended to match the maturity profile of the underlying debt. Under A GAAP, the company recognizes in interest expense the net impact of the interest rate swap receivables/payables.

Through 30 June 2000, the above accounting was consistent with US GAAP. Effective 1 July 2000, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, for US GAAP purposes. SFAS No. 133 requires derivative instruments to be recorded at their fair value as either an asset or liability in the statement of financial position. Gains or losses on derivatives which qualify and are effective as cash flow hedges are accumulated in equity as other comprehensive income and are recognised in earnings when the hedged transactions occur. Gains or losses on non-qualifying derivatives are recognised in earnings immediately. Gains or losses on fair value hedges and on the underlying item being hedged are also recorded in earnings.

The Issuer has not met the restrictive documentation, designation and effectiveness assessments required by SFAS 133. As a result, the derivative instruments used to hedge the anticipated transactions and interest rate swaps are marked to market through earnings.

In accordance with the transition provisions of SFAS No. 133, the company recorded a net-of-tax cumulative-effect gain of $31.6 million in other comprehensive income as of 1 July 2000. Subsequent movements in the fair value of the derivative contracts are recognised in earnings. The transition adjustment is reclassified from shareholders' equity to earnings as the designated purchases and sales transactions and interest payments to which the derivative contracts relate occur.

Rehabilitation

The company recognizes a provision for rehabilitation, restoration and close down costs associated with the restoration of mine property, plant and equipment. The provision is accumulated through a units of production charge to earnings over the life of the mine.

Through 30 June 2002, the company's accounting for rehabilitation, restoration and close down costs was consistent with US GAAP. Effective 1 July 2002, the company adopted the provisions of SFAS 143 "Accounting for Asset Retirement Obligations" ("SFAS 143") for US GAAP purposes. SFAS 143 requires that obligations associated with the retirement of a long-lived asset be recorded as a liability when those obligations are incurred with the amount of the liability initially measured at fair value. In the absence of quoted market prices the present value of estimated expected future cash flows is to be used. Upon initially recognizing a liability for an asset retirement obligation a corresponding increase in the carrying value of the asset is recognised. The adoption of SFAS 143, is recognised as a cumulative effect adjustment.

The reconciliations include adjustments to reflect the adoption of SFAS 143 as of 1 July 2002 and the subsequent accounting under SFAS 143.

Change in depletion method

During fiscal year 2000, the company changed its depletion method for mine property, plant and equipment from the straight-line method to the units of production method. Under A GAAP this change has been accounted for prospectively.

Under US GAAP, a change in depletion method on existing assets is accounted for as a change in accounting principle. A change in accounting principle is accounted for by recognizing in earnings the cumulative effect of the change in principle as of the beginning of the year. The cumulative effect is determined as the difference between the depletion of the assets using the straight-line method and depletion of the assets using the units of production method, as if the units of production method was used from the beginning.

The reconciliations include adjustments to reflect the cumulative effect of the change in depletion method and to reflect the impact of the change on subsequent depletion expense recognised under Australian GAAP.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd)

TAXATION

Except for the impact of the tax assets and liabilities resulting from the temporary (timing) differences generated by the Australian GAAP to US GAAP differences, there are no significant differences in accounting for income taxes between Australian GAAP and US GAAP, as they relate to the company.

Preference Shares

The company has issued preference shares to its two ordinary shareholders that are redeemable at the option of the company. The company may redeem the preference shares by a unanimous vote of the directors. All of the directors are appointed by the company's ordinary shareholders.

Under Australian GAAP, the preference shares have been classified as a component of shareholders' equity because the issuer does not have a present obligation to transfer assets to the preference shareholder.

Under US GAAP, EITF Topic D-98 provides that if the preference shareholders control the votes of the directors through direct representation or other rights the preference shares are redeemable at the option of the holder and classification outside of equity is required. In the case of the company, the preference shareholders control the directors through their ordinary shares. US GAAP requires that the preference shares be recorded at fair value upon issue and accreted to their redemption value when redemption is probable. The accretion in value is recorded in the statement of financial performance in determining net income available to common shareholders. Dividends, whether declared or not, on redeemable preference shares are recognised in a similar manner.

The reconciliations include adjustments to remove the preference shares from shareholders' equity, to recognize the liability for unpaid dividends and to recognize dividends in determining net income available to common shareholders.

Statement ofCash Flows

Under both Australian and US GAAP, a statement of cash flows is presented, which discloses cash flows from operating, investing and financing activities. Under US GAAP, balances maintained in the Senior Debt Reserve Account are restricted from use. Accordingly, for US GAAP purposes these amounts are classified as investing activities and are not reflected as a component of the cash position.

Presented below is cash and summarised cash flow information in accordance with US GAAP as at and for the nine months ended 31 March 2003 and 2002.

Cash flows in accordance with US GAAP	**Nine months ended 31 March**	
	2003	**2002**
	US$	**US$**
	(Unaudited)	**(Unaudited)**
Cash flows from operating activities	**158,222,788**	115,182,122
Cash flows used in investing activities	**5,739,374**	(32,184,926)
Cash flows used in financing activities	**(95,644,317)**	(35,310,325)
Net increase (decrease) in cash	**68,317,845**	47,686,871
Opening cash	**47,369,579**	17,042,140
Closing cash	**115,687,424**	64,729,011
As reported cash position in accordance with A GAAP	**139,087,424**	80,639,059
US GAAP adjustment		
Senior debt reserve account	**(23,400,000)**	(15,910,048)
Cash position in accordance with US GAAP	**115,687,424**	64,729,011

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd

Reconciliation with Canadian GAAP

Generally accepted accounting principles in the United States differ from generally accepted accounting principles in Canada ("Canadian GAAP"), as they relate to the company. The principle differences relate to the accounting for preoperating expenses, capitalisation of interest, derivative instruments, cumulative effect of a change in depletion method, preference shares and rehabilitation. The US GAAP accounting for these items is set out above. Canadian GAAP is similar to Australian GAAP in accounting for preoperating expenses, capitalisation of interest, derivative instruments, cumulative effect of a change in depletion method, preference shares and rehabilitation. Under Canadian GAAP, these items are accounted for as follows:

- preoperating expenses are capitalised and amortised over the period of benefit;
- interest capitalisation ceases when the assets are ready for productive use;
- hedging gains and losses on derivative instruments designated and effective as hedges are deferred and recognised when the anticipated transaction occur;
- changes in amortisation or depletion methods are accounted for as changes in estimates;
- rehabilitation is recognised prospectively using a units of production method; and
- preference shares are classified as shareholders' equity.

In reconciling US GAAP to Canadian GAAP, the adjustments made relating to these items are reversed, including the related tax effect. Shareholders' equity in accordance with Canadian GAAP as at 31 March 2003 and 31 March 2002 was $636,830,568 and $582,207,502, respectively. Net profit attributable to common shareholders in accordance with Canadian GAAP for the nine months ended 31 March 2003 and 2002 was $32,722,548 and $117,943,206, respectively.

MINERA ALUMBRERA LIMITED
DIRECTORS' DECLARATION

The directors declare that the interim financial statements and notes set out on pages H-1 to H-17:

(a) comply with Accounting Standards and other mandatory professional reporting requirements in Australia ("accounting principles generally accepted in Australia"); and

(b) give a true and fair view of the company's financial position as at 31 March 2003 and of its performance, as represented by the results of its operations and its cash flows, for each of the nine month interim reporting periods ended 31 March 2003 and 2002.

In the directors' opinion:

(a) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director	Director
"Larry Stoehr"	*"Ian Telfer"*
Larry Stoehr - BHP Billiton	**Ian Telfer - Wheaton River**
23 June 2003	

Unaudited Pro Forma Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Financial Statements of Northern Orion Resources Inc.

(formerly Northern Orion Explorations Ltd.)

The following pro forma consolidated balance sheet of Northern Orion Resources Inc. as at March 31, 2003 and the pro forma consolidated statements of operations for the three months ended March 31, 2003 and the year ended December 31, 2002 illustrate on a pro forma basis the effects of certain transactions more fully described elsewhere herein and give effect to significant assumptions described in the notes to the pro forma consolidated financial statements.

Compilation Report

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Northern Orion Resources Inc. as at March 31, 2003 and the pro forma consolidated statements of operations for the three month period ended March 31, 2003 and for the year ended December 31, 2002, which have been prepared for inclusion in the prospectus dated July 2, 2003. In our opinion, the pro forma consolidated balance sheet and consolidated statements of operations have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Chartered Accountants
Vancouver, British Columbia
July 2, 2003

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Balance Sheet

March 31, 2003
(Unaudited)
(Expressed in Thousands of Dollars)

	Northern Orion Resources Inc.	Note 5	Pro Forma Adjustments	Pro Forma Northern Orion Resources Inc.
ASSETS				
Cash and cash equivalents	$ 4,103	(a)	$ 105,355	$ 8,818
		(a)	(7,800)	
		(b)	(81,600)	
		(b)	(6,140)	
		(c)	(1,360)	
		(d)	(4,896)	
		(e)	4,080	
		(e)	(204)	
		(e)	(2,720)	
Marketable securities	93		-	93
Due from related parties	16		-	16
Accounts receivable	303		-	303
Prepaid expenses	70		-	70
	4,585		4,715	9,300
PLANT AND EQUIPMENT	2,186		-	2,186
MINERAL PROPERTIES	81,124	(d)	16,255	97,806
		(e)	223	
		(e)	204	
INVESTMENT IN MINERA ALUMBRERA LTD.	-	(b)	128,540	129,900
		(c)	1,360	
	$ 87,895		$ 151,297	$ 239,192
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$ 670		$ -	$ 670
Due to related parties	55		-	55
	725		-	725
DUE TO RIO ALGOM LIMITED	-	(b)	40,800	40,800
DUE TO BHP BILLITON	-	(d)	11,359	11,359
CONVERTIBLE DEBT	-	(e)	3,032	312
		(e)	(2,720)	
PROVISION FOR RECLAMATION	40		-	40
FUTURE INCOME TAXES	24,485		-	24,485
	25,250		52,471	77,721

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Balance Sheet

Three-month period ended March 31, 2003
(Unaudited)
(Expressed in Thousands of Dollars)

SHAREHOLDERS' EQUITY

Share capital		162,417	(a)		105,355		259,972
			(a)		(7,800)		
Warrants		-	(e)		223		223
Equity component of convertible debt		-	(e)		1,048		1,048
Contributed surplus		885			-		885
Deficit		(100,657)			-		(100,657)
		62,645			98,826		161,471
	$	87,895		$	151,297	$	239,192

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Statement of Operations

Three-month period ended March 31, 2003
(Unaudited)
(Expressed in Thousands of Dollars)

	Northern Orion Resources Inc.	Note 5	Pro Forma Adjustments	Pro Forma Northern Orion Resources Inc.
EXPENSES				
General and administration	$ 230		$ -	$ 230
Depreciation and depletion	1		-	1
Management fees	-		-	-
Foreign exchange gain	(20)		-	(20)
Interest on amount due to Rio Algom Limited	-	(b)	387	387
Professional and consulting	985		-	985
Other expenses (income)	(35)		-	(35)
Severance and restructuring	10		-	10
LOSS BEFORE THE UNDERNOTED	(1,171)		(387)	(1,558)
SHARE OF EARNINGS FROM MINERA ALUMBRERA LTD.	-	(b)	2,935	2,935
NET LOSS FOR THE PERIOD	$ (1,171)		$ 2,548	$ 1,377
LOSS PER SHARE				
Basic and fully diluted	$ (0.01)			$ 0.01
WEIGHTED-AVERAGE SHARES OUTSTANDING	189,045,366	(a)	810,423,101	99,946,847
		(f)	(899,521,620)	

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2002
(Unaudited)
(Expressed in Thousands of Dollars)

	Northern Orion Resources Inc.	Note 5	Pro Forma Adjustments	Pro Forma Northern Orion Resources Inc.
EXPENSES				
General and administration	$ 552		$ -	$ 552
Depreciation and depletion	5		-	5
Interest and financing	-		-	-
Management fees	-		-	-
Foreign exchange gain	(1)		-	(1)
Interest on amount due to Rio Algom Limited	-	(b)	1,546	1,546
Professional and consulting	907		-	907
Other expenses (income)	(21)		-	(21)
Severance and restructuring	550		-	550
LOSS BEFORE THE UNDERNOTED	(1,992)		(1,546)	(3,538)
SHARE OF EARNINGS FROM MINERA ALUMBRERA LTD.	-	(b)	22,447	22,447
NET LOSS (INCOME) FOR THE YEAR	$ (1,992)		$ 20,901	$ 18,909
(LOSS) EARNINGS PER SHARE				
Basic and fully diluted	$ (0.01)			$ 0.20
WEIGHTED-AVERAGE SHARES OUTSTANDING	150,263,106	(a)	810,423,101	96,068,621
		(f)	(864,617,586)	

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002
(Unaudited)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Northern Orion Resources Inc. ("Northern Orion") as at March 31, 2003 and for the three months ended March 31, 2003 and the year ended December 31, 2002 have been prepared by management after giving effect to the acquisition by Northern Orion of a 12.5% interest in Minera Alumbrera Limited ("MAA"), an additional 72% interest in the Agua Rica project ("Agua Rica") and other related transactions. These unaudited pro forma consolidated financial statements have been compiled from and include:

(a) A pro forma balance sheet combining the unaudited balance sheet of Northern Orion as at March 31, 2003 with a 12.5% interest in MAA based on the cost of the acquisition and the remaining 72% interest in Agua Rica based on the cost of the acquisition.

(b) A pro forma statement of operations combining the unaudited statement of operations of Northern Orion for the three months ended March 31, 2003 with the Company's share of the operations of MAA for the three month period ended March 31, 2003 on an equity basis based on the unaudited results of operations (Schedule 1(a)).

(c) A pro forma statement of operations combining the audited statement of operations of Northern Orion for the year ended December 31, 2002, with the Company's share of the operations of MAA for the twelve month period ended December 31, 2002 on an equity basis based on the unaudited results of operations (Schedule 1(b)).

The pro forma balance sheet at March 31, 2003 has been prepared as if the transactions described in Note 3 had occurred on March 31, 2003. The pro forma statements of operations for the year ended December 31, 2002 and for the three months ended March 31, 2003 have been prepared as if the transactions described in Note 3 had occurred on the first day of the respective fiscal periods.

It is management's opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Northern Orion's accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Northern Orion which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of Northern Orion and MAA described above and in Schedules 1 (a) and (b).

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002
(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Northern Orion for the year ended December 31, 2002 which are included elsewhere in this prospectus. The significant accounting policies of MAA after adjustment into Canadian generally accepted accounting principles ("Canadian GAAP") (Schedule 1(c)) conform in all material respects to those of Northern Orion.

3. ACQUISITIONS

(a) *Acquisition of Minera Alumbrera Limited*

On March 29, 2003, the Company entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") whereby the Company will participate in the acquisition of a 25% interest in MAA from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton ("BHP"), for US$180 million (Cdn.$244.8 million). Rio Algom has agreed to defer payment of up to US$55 million (Cdn.$74.8 million) of the purchase price until May 30, 2005. The first US$25 million deferred amount will bear interest of LIBOR plus 2%. The next US$5 million deferred amount available to Northern Orion will bear interest of LIBOR plus 5%. On closing, the Company and Wheaton will each acquire from Rio Algom a net indirect 12.5% interest in MAA. The acquisition closed June 24, 2003.

Pursuant to the agreement, the Company reimbursed Wheaton for US$1 million (Cdn.$1.36 million) of Wheaton's costs for the due diligence costs incurred on the acquisition by Wheaton of its initial 25% interest in MAA.

The acquisition of MAA is accounted for using the equity method, whereby the investment will be initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings. The purchase price of the Company's 12.5% interest is US$90 million (Cdn.$122.4 million). The equity income has been based on the unaudited statement of operations of MAA for the three months ended March 31, 2003, and unaudited statements of operations of MAA for the twelve months ended December 31, 2002, after restatement from Australian generally accepted accounting principles ("Australian GAAP") to Canadian GAAP (see Schedules 1(a) and 1(b), respectively). The excess of the carrying value over the purchase price of the net assets of $47.8 million will be attributed to mineral properties.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002

(Unaudited)

3. BUSINESS COMBINATION (Continued)

(b) Acquisition of Agua Rica

On April 23, 2003, the Company entered into an agreement with BHP to purchase its approximate 72% interest in the Agua Rica project for consideration of US$12.6 million (Cdn.$17.1 million) of which BHP has agreed to defer US$9 million (Cdn.$12.2 million) (the "Deferred Payment") without interest until June 30, 2005. The Deferred Payment has imputed interest calculated at Cdn.$0.84 million which will be amortized to the cost of the mineral property and amount due to BHP evenly over the term of the debt. The remaining US$3.6 million (Cdn.$4.9 million) was due on closing on May 8, 2003. Subsequent to this acquisition, the Company will own 100% of the Agua Rica project.

In connection with this acquisition, the Company entered into a credit agreement, dated April 22, 2003, with Endeavour Mining Capital Corp. ("Endeavour") whereby Endeavour agreed to provide a convertible loan (the "Loan") of US$3 million (Cdn.$4.1 million) to fund a portion of the initial payment required to be made to BHP. The Loan is for a term of six months and bears interest at 10% per annum. Pursuant to this agreement, the Company issued to Endeavour 3,000,000 warrants of the Company exercisable at $0.15 to acquire one common share for two years from the date of issue with a fair value of Cdn.$223,000 that has been included as part of the cost of acquiring the property. The loan may be converted at the option of Endeavour prior to November 8, 2003, into common shares of the Company at a conversion price of $0.20, or if the amount outstanding is not paid by such date, at a price of $0.175 to May 8, 2004. Endeavour received commitment and drawdown fees totaling US$150,000 (Cdn.$204,000) for entering into these arrangements.

4. PRO FORMA ASSUMPTIONS

The pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a) Completion of the purchase of the MAA 12.5% interest from Rio Algom.

(b) Completion of the private placement transaction of 810,403,101 Northern Orion special warrants for gross proceeds of $105.4 million. Each special warrant, priced at $0.13, consists of one common share and one-half warrant. Each full warrant entitles the holder to purchase one additional share of the Company at a price of $0.20 per share until May 29, 2008.

(c) Completion of the purchase of the Agua Rica 72% interest from BHP.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002

(Unaudited)

4. PRO FORMA ASSUMPTIONS (Continued)

(d) All material transactions by Northern Orion subsequent to March 31, 2003 have been reflected in the pro forma adjustments described in Note 5 below.

5. ADJUSTMENTS TO THE PRO FORMA FINANCIAL STATEMENTS

Adjustments to the pro forma balance sheets as at March 31, 2003 and the pro forma consolidated statements of operations for the year ended December 31, 2002 and for the three months ended March 31, 2003 are as follows:

(a) To record the issue of 810,403,101 common shares and 405,210,155 common share purchase warrants from the special warrant financing for gross proceeds of $105.4 million. To record the costs of the share issuance estimated to be $7.8 million.

(b) To record the acquisition of a 12.5% interest in MAA for US$90 million (Cdn.$122.4 million) plus acquisition costs of US $4.5 million (Cdn.$6.4 million). US$60 million (Cdn.$81.6 million) cash and an amount due to Rio Algom of US$30 million (Cdn.$40.8 million)). The pro forma consolidated statements of operations include the Company's share in the earnings of MAA and the interest on the amount due to Rio Algom.

(c) To record the US$1 million (Cdn.$1.36 million) payment to Wheaton.

(d) To record the acquisition of the 72% interest in the Agua Rica project for US$12.6 million (Cdn.$17.1 million) (US$3.6 million (Cdn.$4.9 million) cash and an amount due to BHP of US$9 million (Cdn.$12.2 million)).

(e) To record the convertible loan issued to Endeavour and the related interest and accretion charges. To record the repayment of US$2.0 million (Cdn. $2.72 million) of this loan.

(f) To record the effect of the 10:1 share consolidation.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002
(Unaudited)

6. FOREIGN CURRENCY TRANSLATION

All foreign currency translation, including the translation of the financial statements of MAA, have been translated into Canadian dollars (Cdn$) at the rate of 1 US$ = Cdn$1.36 which is the closing rate in effect on June 18, 2003.

NORTHERN ORION RESOURCES INC.

Schedule 1(a)

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Financial Statements

Statement of Operations of Minera Alumbrera Limited

Three months ended March 31, 2003
(Expressed in Thousands of Dollars)

	Australian GAAP					Canadian GAAP	
	Nine months ended March 31, 2003	Six months ended December 31, 2002	Three months ended March 31, 2003		GAAP Adjustments	Three months ended March 31, 2003	
	(US$)	(US$)	(US$)	(Cdn.$)	(Schedule 1(c))	100%	12.5%
SALES	$ 382,408	$ 255,067	$ 127,341	$ 173,184	$ (5,086)	$ 168,098	$ 21,012
COST OF SALES	273,657	188,958	84,699	115,191	(11,795)	103,396	12,924
EARNINGS FROM MINING OPERATIONS	108,751	66,109	42,642	57,993	6,709	64,702	8,088
EXPENSES AND OTHER INCOME							
General and administrative	77	64	13	18	498	516	64
Interest and financing	19,561	15,258	4,303	5,852	(2,135)	3,717	465
Other (income) expense	(146)	1,172	(1,318)	(1,792)	-	(1,792)	(224)
	19,492	16,494	2,998	4,078	(1,637)	2,441	305
EARNINGS (LOSS) BEFORE THE FOLLOWING	89,259	49,615	39,644	53,915	8,346	62,261	7,783
INCOME TAX EXPENSE (RECOVERY)	62,859	36,184	26,675	36,278	2,504	38,782	4,848
NET EARNINGS	$ 26,400	$ 13,431	$ 12,969	$ 17,637	5,842	$ 23,479	$ 2,935

NORTHERN ORION RESOURCES INC.

Schedule 1(b)

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Financial Statements

Statement of Operations of Minera Alumbrera Limited

For the year ended December 31, 2002

(Expressed in Thousands of Dollars)

	Australian GAAP						Canadian GAAP	
	Six months ended December 31, 2002	Twelve months ended June 30, 2002	Six months ended December 31, 2001	Year ended December 31, 2002		GAAP Adjustments	Year ended December 31, 2002	
	(US$)	(US$)	(US$)	(US$)	(Cdn.$)	(Schedule 1(c))	100%	12.5%
SALES	$ 255,067	$ 518,202	$ 231,752	$ 541,517	$ 736,463	$ (32,041)	$ 704,422	$ 88,053
COST OF SALES	188,958	422,711	204,019	407,650	554,404	(15,560)	538,844	67,355
EARNINGS FROM MINING OPERATIONS	66,109	95,491	27,733	133,867	182,059	(16,481)	165,578	20,698
EXPENSES AND OTHER INCOME								
General and administrative	64	35	50	49	67	1,953	2,020	252
Interest and financing	15,258	41,614	25,513	31,359	42,648	342	42,990	5,374
Other (income) expense	1,172	(404)	60	708	963	-	963	120
	16,494	41,245	25,623	32,116	43,678	2,295	45,973	5,746
EARNINGS (LOSS) BEFORE THE FOLLOWING	49,615	54,246	2,110	101,751	138,381	(18,776)	119,605	14,952
INCOME TAX EXPENSE (RECOVERY)	36,184	(94,693)	1,041	(59,550)	(80,988)	8,656	(72,332)	(9,041)
NET EARNINGS	$ 13,431	$ 148,939	$ 1,069	$ 161,301	$ 219,369	$ (27,432)	$ 191,937	$ 23,993

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Schedule 1(c)

Financial Statements of MAA

Page 1 of 3

GAAP Differences

March 31, 2003 and December 31, 2002
(Unaudited)

REVENUE RECOGNITION

The Company recognizes revenue for sales based on contractual terms, which is typically upon crossing the ship's rail when the risk and rewards of ownership transfer.

Under US GAAP, SAB 101, *"Revenue Recognition in Financial Statements"*, and consistent with Canadian GAAP, revenue cannot be recognized until both legal title and the risks and rewards of ownership have been transferred. For certain of the Company's sales, title does not transfer until certain documentation is provided to the customer and payment is received. Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognized under Australian GAAP for which title did not transfer at period end; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

BILL AND HOLD TRANSACTIONS

The Company recognized revenue in fiscal year 2001 for the sale of concentrate which was maintained in storage in accordance with contractual terms. The contracts provide that title and the risk and rewards of ownership transfer upon receipt of payment and the signing of a warehouse certificate certifying that the copper concentrate was being held in the port warehouse at irrevocable disposal of the buyer, both of which occurred prior to the end of the fiscal year. Delivery of the concentrate occurred after year end.

For revenue to be recognized when physical delivery has not occurred under US GAAP, the following criteria must be met:

1. The risks of ownership must have passed to the buyer;

2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;

3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis;

4. There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry);

5. The seller must not have retained any specific performance obligations such that the earning process is not complete;

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Financial Statements of MAA

GAAP Differences

March 31, 2003 and December 31, 2002
(Unaudited)

BILL AND HOLD TRANSACTIONS (Continued)

6. The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders; and

7. The product must be complete and ready for shipment.

The transactions did not meet all of the above criteria. Accordingly, the reconciliations include adjustments to recognize the sale in fiscal year 2002.

ALLOCATION OF OVERHEAD COSTS TO INVENTORY

The Company uses absorption costing, including the allocation of variable and fixed overhead costs, to value inventory.

Under Canadian GAAP, inventory cost is broadly defined to mean acquisition and production cost, and is the sum of expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

The reconciliations include adjustments to reverse certain overhead costs recorded in long term inventory that do not meet the above definition.

DEBT ISSUANCE COSTS

The Company capitalized as part of debt issuance costs premiums paid for political risk insurance on the borrowings and certain legal costs incurred to modify the loan security agreement.

Under Canadian GAAP, capitalization of these costs would not be permitted.

The reconciliations include adjustments to reverse the amounts capitalized and to reverse the related amortization expense.

EFFECTIVE INTEREST METHOD

The Company amortizes debt issuance costs on a straight line basis over the term of the respective borrowings.

Under Canadian GAAP, debt issuance costs are amortized over the term of the debt using the effective interest method.

The reconciliations include adjustments to reverse the accounting under Australian GAAP and to record the amortization expense using the effective interest method.

NORTHERN ORION RESOURCES INC.

Schedule 1(c)

(formerly Northern Orion Explorations Ltd.)

Financial Statements of MAA

Page 3 of 3

GAAP Differences

March 31, 2003 and December 31, 2002
(Unaudited)

TAXATION

Except for the impact of the tax assets and liabilities resulting from the temporary (timing) differences generated by the Australian GAAP to Canadian GAAP differences, there are no significant differences in accounting for income taxes between Australian GAAP and Canadian GAAP, as they relate to the Company.

CERTIFICATE OF THE ISSUER

Dated: July 2, 2003

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the Common Shares and Warrants issuable upon exercise of the Special Warrants as required by Part 9 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), and Section 64 the Securities Act (Nova Scotia), and the respective regulations thereunder. To the best of our knowledge, this Prospectus, as required by the Securities Act (Québec) and the regulations thereunder, does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

"David Cohen" DAVID COHEN, Chief Executive Officer	*"Shannon Ross"* SHANNON ROSS, Chief Financial Officer

On behalf of the Board of Directors

"Robert Cross" ROBERT CROSS, Director	*"Stephen J. Wilkinson"* STEPHEN J. WILKINSON, Director

CERTIFICATE OF THE UNDERWRITERS

Dated: July 2, 2003

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the Common Shares and Warrants issuable upon the exercise of the Special Warrants as required by Part 9 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), and Section 64 the Securities Act (Nova Scotia), and the respective regulations thereunder. To the best of our knowledge, this Prospectus, as required by the Securities Act (Québec) and the regulations thereunder, does not contain any misrepresentation likely to affect the value or market price of the Common Shares and Warrants issuable upon the exercise of the Special Warrants.

GRIFFITHS McBURNEY & PARTNERS

By: *"Mark Wellings"*
MARK WELLINGS

BMO NESBITT BURNS INC.

By: *"Egizio Bianchini"*
EGIZIO BIANCHINI

CANACCORD CAPITAL CORPORATION

By: *"Peter Brown"*
PETER BROWN

PACIFIC INTERNATIONAL SECURITIES INC.

By: *"Bert Quattrociocchi"*
BERT QUATTROCIOCCHI

YORKTON SECURITIES INC.

By: *"Douglas Bell"*
DOUGLAS BELL

SALMAN PARTNERS INC.

By: *"Terrence K. Salman"*
TERRENCE K. SALMAN

McFARLANE GORDON INC.

By: *"Bradley D. Griffiths"*
BRADLEY D. GRIFFITHS

NORTHERN ORION
RESOURCES INC.
Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9
TEL: (604) 689-9663 FAX: (604) 434- 1487

June 16, 2003

Maluti Services Limited
4699 South Piccadilly
West Vancouver, BC
V7W 1J8

Attention : Mr. David Cohen

Dear Mr. Cohen,

Re: Terms of Management Contract between Maluti Services Limited (MS) and Northern Orion Explorations Ltd. (NNO)

The following amends and restates the terms of an agreement dated March 1, 2003 by which MS provides management services to NNO:

1. ***Remuneration***: For the term of the contract, the fee for management services is set at C$22,500 per month plus reimbursement of communications, entertainment and travel expenses.

2. ***Exclusivity:*** MS is to provide the services and make available as required Mr. David Cohen to NNO as President and CEO of NNO, to provide corporate management services for NNO. NNO has no right to the exclusive service of MS or Mr. Cohen and MS or Mr. Cohen may seek and undertake other engagements in any business, including the mining sector, subject to Corporate Governance Policies and Guidelines adopted by NNO.

3. ***Term***: The term of the engagement is for a period of two years commencing June 16, 2003, and is subject to extension by mutual agreement.

4. ***Termination:*** Other than in the event of a change in the control of the NNO or a change in a majority of the members of the Board of Directors, NNO may terminate this agreement at anytime:

   - for demonstrated cause; or
   - with six months notice.

5. ***Change in Control:*** In the event of a change in the control of NNO or a change in a majority of the members of the Board of Directors, NNO or MS may terminate this engagement only with notice of not less than 24 months. In addition, NNO will no longer

receive the MS management services but will maintain any options to purchase NNO shares held by MS during the notice period.

6. ***Termination by MS***: MS may terminate this arrangement with written notice given to the Chairman of NNO and the notice period will be not less than 120 days.

7. ***Expenses***: MS will invoice NNO for communications, entertainment and travel expenses incurred each month and NNO shall use its best efforts to immediately reimburse MS for the amount of the expenses.

8. ***Options***: In the event that MS is awarded stock options in NNO for any reason, it is agreed that those options will be issued in the name of Maluti Services Ltd.

9. ***Indemnity***: NNO has entered into an Indemnity Agreement with MS and Cohen.

10. ***Changes to the Understanding***: No changes may be made to this agreement without the written consent of both NNO and MS.

To indicate your acceptance of this agreement, please indicate by signing and returning a copy of this letter to the undersigned.

Sincerely,

(signed) "John K. Burns"

Director
Northern Orion Resources Inc.

Agreed to this 16th day of June, 2003

(signed) "David Cohen"

David Cohen
For: **Maluti Services Limited**

NORTHERN ORION
RESOURCES INC.
Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9
TEL: (604) 689-9663 FAX: (604) 434- 1487

June16, 2003

Garroch Financial Inc.
c/o Suite 940
1040 West Georgia St.
Vancouver, BC
V6E 4H1

Attention : Mr. Robert Cross

Dear Mr. Cross;

Re: Terms of Management Contract between Garroch Financial Inc. (GF) and Northern Orion Explorations Ltd. (NNO)

The following amends and restates the terms of an agreement dated March 1, 2003, by which GF provides management services to NNO.

1. ***Remuneration***: For the term of the contract, the fee for management services is set at C$22,500 per month plus reimbursement of communications, entertainment and travel expenses.

2. ***Exclusivity:*** GF is to provide the services and make available as required Mr. Robert Cross to NNO as Chairman of NNO, to provide corporate services for NNO. NNO has no right to the exclusive service of GF or Robert Cross and GF or Robert Cross may seek and undertake other engagements in any business, including the mining sector, subject to Corporate Governance Policies and Guidelines adopted by NNO.

3. ***Term***: The term of the engagement is for a period of two years commencing June 16, 2003, and is subject to extension by mutual agreement.

4. ***Termination:*** Other than in the event of a change in the control of the NNO or a change in a majority of the members of the Board of Directors, NNO may terminate this agreement at anytime:
   - for demonstrated cause; or
   - with six months notice.

5. ***Change in Control:*** In the event of a change in the control of NNO or a change in a majority of the members of the Board of Directors, NNO or GF may terminate this engagement only with notice of not less than 24 months. In addition, NNO will no longer receive the GF management services but will maintain any options to purchase NNO shares held by GF during the notice period.

6. ***Termination by GF***: GF may terminate this arrangement with written notice given to the Chairman of NNO and the notice period will be not less than 120 days.
7. ***Expenses***: GF will invoice NNO for communications, entertainment and travel expenses incurred each month and NNO shall use its best efforts to immediately reimburse GF for the amount of the expenses.
8. ***Options***: In the event that GF is awarded stock options in NNO for any reason, it is agreed that those options will be issued in the name of Robert Cross.
9. ***Indemnity***: NNO has entered into an Indemnity Agreement with GF and Cross.
10. ***Changes to the Understanding***: No changes may be made to this agreement without the written consent of both NNO and GF.

To indicate your acceptance of this amended and restated agreement, please indicate by signing and returning a copy of this letter to the undersigned.

Sincerely,

(signed) "John K. Burns"

Director
Northern Orion Resources Inc.

Agreed to effective the 16th day of June, 2003

(signed) "Robert Cross"

Robert Cross
For: Garroch Financial Inc.

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

Suite 1700, Park Place, 666 Burrard Street, Vancouver, B.C., Canada V6C 2X8
Tel: (604) 631-1300 Fax: (604) 681-1825 www.stikeman.com

Neville J. McClure
Direct: (604) 631-1324
E-mail: nmcclure@stikeman.com

FILED THROUGH SEDAR July 2, 2003

Executive Director
British Columbia Securities Commission
Pacific Centre
5th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Executive Director
Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

The Manitoba Securities Commission
Attn: Corporate Finance
1130 - 405 Broadway
Winnipeg, Manitoba R3C 3L6

Ontario Securities Commission
Attn: Corporate Finance Branch
20 Queen Street West
Suite 1903, Box 55
Toronto, Ontario M5H 3S8

Commission des valeurs mobilières du Québec
Capital Markets Division
800 Square Victoria, 22nd Floor
P.O. Box 246, Tour de la Bourse
Montreal, Quebec H4Z 1G3

Nova Scotia Securities Commission
Attn: Corporate Finance
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9

Dear Sirs and Mesdames:

Re: Northern Orion Resources Inc. - Preliminary Prospectus filed under National Policy 43-201 ("NP 43-201"), BC Policy 41-601 ("BC 41-601"), Alberta Securities Commission Policy 4-7 ("ASC 4-7"), Ontario Securities Commission Rule 41-501 ("OSC 41-501"), Quebec Policy No. Q-28 ("Q-28")

We act as special counsel to Northern Orion Resources Inc. (the "Issuer"), previously known as Northern Orion Explorations Ltd., for the purposes of filing its preliminary and final prospectuses and obtaining receipts therefor in the form of Mutual Reliance Review System ("MRRS") decision documents under NP 43-201. We file with this letter on behalf of the Issuer its preliminary prospectus dated July 2, 2003, (the "Prospectus") and the supporting documentation identified below.

The Issuer sold a total of 810,403,101 special warrants of the Issuer ("Special Warrants") by way of private placement in three closings effected on May 29, June 12 and June 20, 2003. After giving effect to a ten old for one new consolidation of the Issuer's outstanding common share capital which took place on June 16, 2003, the Special Warrants are exercisable into 81,040,310 common shares in the capital of the Issuer ("Shares") and 40,510,155 common share purchase warrants ("Warrants"), which in turn are exercisable into 40,510,155 common shares in the capital of the Issuer ("Warrant Shares").

The Issuer has granted Endeavour Mining Capital Corp. ("Endeavour Mining") an option (the "Endeavour Mining Option") entitling Endeavour Mining to acquire, without payment of additional consideration, a conversion option (the "Conversion Option") and a warrant (the "Extension Warrant"). The Endeavour Mining Option is exercisable at any time and shall be deemed to be exercised by Endeavour Mining, without any action on its part, on the earlier of: (i) the Qualification Deadline (as defined below); or (ii) the third business day following the Qualification Date (see the "Plan of Distribution" section of the Prospectus).

The Prospectus is intended to qualify the distribution of the Shares and Warrants upon the exercise or deemed exercise of the Special Warrants as well as the distribution of the Conversion Option and the Extension Warrant issuable upon the exercise of the Endeavour Mining Option.

The private placement was underwritten by a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. (collectively, the "Underwriters"). The Issuer covenanted with the Underwriters and with the purchasers of the Special Warrants that the Issuer would use its commercially reasonable best efforts to file the Prospectus and obtain a final receipt therefor within 90 days after the date of issue of the Special Warrants in each province in which any purchaser of Special Warrants resides. If the Issuer does not obtain a final receipt for the Prospectus before the above deadline, every ten Special Warrants will thereafter be

exercisable into 1.1 Common Shares (instead of one Common Share) and 0.55 of one Warrant (instead of one half of one Warrant) by way of penalty.

With reference to NP 43-201, we confirm that the Prospectus is being filed with the British Columbia Securities Commission, the Alberta Securities Commission, The Manitoba Securities Commission, the Ontario Securities Commission, the Commission des valeurs mobilières du Québec and the Nova Scotia Securities Commission and that the Issuer has selected the British Columbia Securities Commission as the "principal regulator" for the purposes of reviewing the Prospectus under NP 43-201. The reason for this choice is that the head office of the Issuer and its management are based in Vancouver.

The common shares in the capital of the Issuer are listed on the Toronto Stock Exchange (the "TSX") under symbol "NNO". We confirm that the Issuer has made application to the TSX to have the Shares and Warrants issuable on the exercise or deemed exercise of the Special Warrants listed on the TSX as well as the Warrant Shares (in the event the Warrants are exercised in due course). While the TSX has conditionally approved the listing of such securities, listing is still subject to the Issuer fulfilling all of the listing requirements of the TSX (including, in respect of the Warrants, the distribution requirements of the TSX).

With reference to Appendix A to NP 43-201, we attach the following:

1. our letter to the British Columbia Securities Commission, as principal regulator, pursuant to section 7.2(2) of NP 43-201;

2. the English language version of the executed Prospectus, including the following financial statements in draft form:

   (a) consolidated financial statements of the Issuer and its subsidiaries for the years ended December 31, 2002, 2001 and 2000 (audited) and for the three months ended March 31, 2003 and 2002 (unaudited), with the balance sheet signed by two directors of the Issuer;

   (b) general purpose financial report of Mineral Alumbrera Limited for the years ended June 30, 2002, 2001 and 2000 (audited), with the directors' declaration included therein signed by two directors of that company;

   (c) interim unaudited financial statements of Minera Alumbrera Limited for the nine months ended March 31, 2003 and 2002 with the directors' declaration included therein signed by two directors of that company;

   (d) pro forma unaudited consolidated financial statements of the Issuer and its subsidiaries after giving effect to the recent

acquisition by the Issuer, through a subsidiary, of a 12.5% interest in the Alumbrera mine;

3. the French language version of the executed Prospectus, including all financial statements listed above;

4. filing fees:

   (a) for the British Columbia Securities Commission: $3,000 ($2,500 for the prospectus and $500 for one technical report known as the Micon Report, as defined below);

   (b) for the Alberta Securities Commission: $1,100 ($1,000 for the prospectus and $100 for the Micon Report);

   (c) for the Manitoba Securities Commission: $1,550 (the basic $1,000 for the prospectus plus a $325 charge for the fact that the Prospectus qualifies the distribution of more than one class of securities plus a charge of $75 per property for each of three additional properties covered by the Prospectus);

   (d) for the Ontario Securities Commission: $9,500 ($7,500 for the prospectus and $2,000 for the Micon Report);

   (e) for the Commission des valeurs mobilières du Québec: $975 ($850 for the prospectus and $125 for the Micon Report); and

   (f) for the Nova Scotia Securities Commission: $1,250 ($850 for the Prospectus plus $300 for the fact that it covers the distribution of more than one class of securities and $100 for the Micon Report).

With reference to section 119 of the Rules promulgated under the *Securities Act* (British Columbia) and to BC 41-601, we also attach the following additional materials:

5. auditor's comfort letter of Deloitte & Touche LLP, Canada, in respect of the unsigned auditor's report included in the consolidated financial statements of the Issuer and its subsidiaries and the unsigned compilation report included in the unaudited consolidated pro forma financial statements;

6. auditor's comfort letter of PricewaterhouseCoopers, Australia, in respect of the unsigned report of independent accountants included in the financial statements of Minera Alumbrera Limited;

7. letter of PricewaterhouseCoopers in respect of its expertise as a foreign auditor pursuant to paragraph 4.2(g) of BC 41-601;

8. copies of all material contracts to which the Issuer is a party and which have been identified in the section of the Prospectus entitled "MATERIAL CONTRACTS", as listed in Schedule "A" to this letter; and

9. technical report entitled "Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina" dated June 2003 and prepared by B. Terrence Hennessey, P. Geo. and Harry Burgess, P. Eng., of Micon International Limited (the "Micon Report").

With reference to section 4.2 of BC 41-601, we confirm this is the cover letter referred to in paragraph (a) of that section and that no additional materials are required to be filed under BC 41-601 in respect of the Prospectus over and above the materials listed above.

With reference to ASC 4-7, we confirm having been advised by staff at the Alberta Securities Commission that notwithstanding the wording of that policy, the Issuer is not required to file a cross-reference sheet (cross-referencing the various sections of the Prospectus to sections in the Alberta form of prospectus) or a certified copy of resolutions passed by the directors of the Issuer (in respect of the Prospectus and the financial statements of the Issuer and its subsidiaries included therein).

With reference to section 13.2 of each of OSC 41-501 and Q-28, we attach the following additional materials:

10. schedule of personal information for each director and executive officer of the Issuer, attached to Authorization of Indirect Collection of Personal Information (OSC Form 41-501F2); and

11. schedule of personal information for each director and executive officer of the Issuer, attached to the Authorization of Indirect Collection of Personal Information form attached as Appendix A to Q-28).

With reference to BC 41-601, we advise that while in general terms the Prospectus follows the form of BC 41-601F, the Issuer is relying on BCI 41-501 in respect of the financial statements of the Issuer and its subsidiaries and the financial statements with respect to the proposed acquisition (namely, the financial statements of Minera Alumbrera Limited) included in the Prospectus, substituting a three-year period for any five-year period to be covered by BC 41-601F (the comparable provisions in OSC 41-501 that the Prospectus complies with are Parts 4 and 6).

The Prospectus also quotes, in the description of the Issuer's Agua Rica Project, another technical report, namely the report prepared by Paul Hosford, P. Eng., and Callum Grant, P. Eng., of Hatch Associates Ltd., entitled "Northern Orion Explorations Ltd. Agua Rica Project, Argentina" and dated May 16, 2003. Please note that the Issuer has already filed this report. It was filed through SEDAR with the securities regulatory authorities on or about May 20, 2003, when the Issuer SEDAR-filed its management

information circular for the Issuer's annual and extraordinary general meeting held on June 16, 2003.

We request that an MRRS decision document be issued for the attached Prospectus and confirm that the undersigned is the filing solicitor and the intended recipient of the MRRS decision documents.

Should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

(signed) "Neville McClure"

Neville J. McClure

Encls.

c.c.: Northern Orion Explorations Ltd.
Attn: David Cohen
Attn: Shannon Ross
c.c.: Endeavour Financial Ltd.
Attn: Gordon Keep, P.Geo., MBA
c.c.: Deloitte & Touche LLP
Attn: Glenn Ives, C.A.
Attn: Tom Kay, C.A.
c.c.: PricewaterhouseCoopers
c/o Deloitte & Touche LLP, Tom Kay, C.A.
c.c. Cassels Brock & Blackwell
Attn: Chad Accursi, Esq.
c.c. Toronto Stock Exchange
Attn: Donna Strong

(each with copy of the Prospectus)

SCHEDULE "A"
MATERIAL CONTRACTS

1. Underwriting Agreement dated May 29, 2003 between the Issuer and Griffiths McBurney & Partners, BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Pacific International Securities Inc., Yorkton Securities Inc., Salman Partners and McFarlane Gordon Inc.

2. Special Warrant Indenture dated as of May 29, 2003 between Northern Orion Explorations Ltd., Pacific Corporate Trust Company, Griffiths McBurney & Partners and BMO Nesbitt Burns Inc.

3. Indenture Amendment Agreement dated as of June 20, 2003, amending the special warrant indenture

4. Warrant Indenture dated as of May 29, 2003 between Northern Orion Explorations Ltd. and Pacific Corporate Trust Company

5. Purchase Agreement dated as of April 2, 2003, between Rio Algom Limited, Wheaton River Minerals Ltd. and Northern Orion Explorations Ltd.

6. management contract dated June 16, 2003 between the Issuer and Maluti Services Limited (David Cohen's company)

7. management contract dated June 16, 2003 between the Issuer and Garroch Financial Inc. (Robert Cross' company)

8. LLC Interests Purchase Agreement between BHP Minerals International Exploration Inc. and RAA Holdings S.A. dated as of April 23, 2003 (in respect of the Agua Rica project)

micon
INTERNATIONAL LIMITED | mineral industry consultants

Northern Orion Explorations Ltd.

TECHNICAL REPORT ON THE MINING AND PROCESSING ASSETS OF MINERA ALUMBRERA LTD., IN ARGENTINA

JUNE, 2003

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

micon INTERNATIONAL LIMITED | mineral industry consultants

TABLE OF CONTENTS

List of Tables

micon INTERNATIONAL LIMITED | mineral industry consultants

List of Figures

APPENDICES

LIST OF ABBREVIATIONS	
Abbreviation	**Unit or Term**
'	minutes of longitude or latitude
~	Approximately
ARG$	Argentine peso(s)
US$	United States dollar(s)
US$/oz	United States dollars per ounce
US$/t	United States dollars per tonne
%	Percent
<	less than
>	greater than
°	degrees of longitude, latitude, compass bearing or gradient
°C	degrees Celsius
2D	two-dimensional
3D	three-dimensional
μm	microns, micrometres
AAS	atomic absorption spectroscopy
AARL	Anglo American Research Laboratory
Ag	Silver
ARD	acid rock drainage
As	Arsenic
Au	Gold
BCM	bank cubic metre(s)
Bi	Bismuth
BOD	biological oxygen demand
c.	circa, approximately
cm	centimetre(s)
Co	cobalt
Cu	copper
d	day
D	density
DD	diamond drill(ing)
DC	diamond core
dm	dry metric tonnes
DPO	data processing order
DWT	dead weight tonnes
EIR	Environmental Impact Assessment Report
EqCu	Payable equivalent copper grade
et al.	and others
FA	fire assay
Fe	iron
ft	foot, feet
FY	Financial Year for MAA, in each case 1 July to 30 June
g/t	grams per tonne
g/t Au	grams per tonne of gold
GPS	global positioning system
GW	gigawatt(s)
GWh	gigawatt hour(s)
h	hour(s)
ha	hectare(s)
h/d	hours per day
HP	horsepower
HQ	H-sized core, Longyear Q-series drilling system
ICP	inductively coupled plasma
ICP-OES	inductively coupled plasma-optical emission spectrometry
IMCP	Interim Mine Closure Plan
in	inch(es)
JORC	Code of the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy (19999)
kg	kilogram(s)
kg/d	kilograms per day
km	kilometre(s)
km^2	square kilometre(s)
kV	kilovolt(s)
L	litre(s)
lb	pound(s)

Li	lithium
LIMS	laboratory information management system
LOM	MAA's life-of-mine plan
LTIFR	lost time injury frequency rate
m	metre(s)
m^3	cubic metre(s)
m/s	metres per second
M	million(s)
Ma	million years
MAA	Minera Alumbrera Ltd.
masl	metres above sea level
MEB	Musto Explorations (Bermuda) Limited
MIL	Mining Investment Law of Argentina
MIM	MIM Holdings Limited
MIP	Mount Isa Pacific Pty. Ltd.
mm	millimetre(s)
Mn	manganese
Mo	molybdenum
MPD	mean percentage difference
Mt	million tonnes
Mt/y	million tonnes per year
MW	megawatt(s)
N	North
n.a.	not applicable, not available
Na	sodium
NCA	Nuevo Central Argentino railway
NOE	Northern Orion Explorations Ltd
NPV	net present value
oz	troy ounce(s)
oz/t	troy ounces per tonne
Pb	lead
PD	percussion drilling
pH	concentration of hydrogen ion
PIMA	portable infrared mineral analyser
ppb	parts per billion
ppm	parts per million
QA/QC	quality assurance/quality control
RC	reverse circulation
ROM	run-of-mine
RQD	rock quality designation (data)
RTP	Rio Tinto plc
s	second
S	south
SAG mill	semi-autogenous grinding mill
Sb	antimony
SD	standard deviation
SEM	scanning electron microscope/microscopy
SFA	screen fire assay
SG	specific gravity
SI	International System of Units
SPG	strategic mine planning group
t	tonne(s) (metric)
t/h	tonnes per hour
t/y	tonnes per year
UN	United Nations
US	United States
UTE	Union Transitoria de Empresas, between YMAD and MAA
V	volts
W	west or watt
WMT	wet metric tonnes
wt %	percent by weight
y	year
YMAD	Yacimientos Mineros de Agua de Dionisio, a statutory entity which owns the Alumbrera mining concession.
Zn	zinc

micon INTERNATIONAL LIMITED | mineral industry consultants

1.0 SUMMARY AND CONCLUSIONS

Micon International Limited (Micon) has been retained by Northern Orion Explorations Ltd. (NOE) to provide an independent technical review of the mineral resources and reserves and operational facilities of Minera Alumbrera Ltd. (MAA), in Argentina. This review was requested by NOE, in connection with its potential purchase of 50 % of BHP Billiton (BHPB)'s 25 % ownership of MAA. This report is in compliance with the requirements of National Instrument 43-101 and may be used in support of financing.

While conducting an earlier due diligence in support of an F1 Technical Report, Micon visited the MAA operations during the period October 22 through 23, 2002, where discussions were held with management and other responsible technical and financial staff. During this previous due diligence of the MAA operations, Micon had reviewed technical data, including historic operational records, in Rio Tinto plc's (RTP) offices in Melbourne from October 14 to 17, 2002.

1.1 BAJO DE LA ALUMBRERA PROJECT

The Bajo de la Alumbrera Project is Argentina's first world-scale mining enterprise, and is operated by Minera Alumbrera Ltd. (MAA) from an administrative centre at the mine site in Catamarca. MAA is indirectly held by M.I.M. Holdings Limited (MIM) (50 %), Wheaton River Minerals (WRM) (25 %) and BHP-Billiton (25 %). All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 km^2 national mineral reserve owned and administrated by Yacimientos Mineros de Aqua de Dionisio (YMAD), a statutory entity and quasi-government mining company. The project is subject to a royalty of 20 % of net proceeds, after capital recovery, to YMAD and a royalty of 3 % "*Boca Mina*" (mine mouth) to the provincial government of Catamarca.

The Bajo de la Alumbrera Project (Alumbrera) consists of five facilities spanning three Argentine Provinces with:

- the open-pit mine, processing facilities and central administration offices at Alumbrera, Catamarca.
- a 316 km concentrate slurry pipeline through Catamarca and Tucumán Provinces.
- a 202 km, 220kV, power line from the project's substation at El Bracho, Tucumán.
- the filter plant and rail loading facilities at Cruz del Norte, Tucumán.
- the port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.

Support offices are located in Tucumán, Catamarca City, Rosario and Buenos Aires.

Bajo de la Alumbrera is located 1,100 km northwest of Buenos Aires and 6 hours by paved and dirt roads from the airport at San Miguel de Tucumán. Located in Hualfin District, Belen

Department, Catamarca Province, the deposit is 95 km northeast of the town of Belen and approximately 50 road-kilometres northwest of Andalgia, Figure 1.1. The project is serviced by air and all-weather roads. MAA has daily flight schedules to and from Tucumán, and the mine site, and bus transport to and from both Catamarca and Tucumán.

The open-pit mine is situated on a 600 ha 20-year Mining Lease, known as the Contract Area, at Alumbrera, located in a valley west of the easternmost range of the Andes at an altitude of 2,600 m above sea level. Immediate mine infrastructure and other mine facilities cover an additional area of 5,200 ha. The climate is arid to semi-arid, with average mean temperatures of 17 to 18°C and average minimum and maximum temperatures range between 8 to 10 °C and 22 to 27 °C. Average mean rainfall is 160 mm, occurring as rain predominantly during the months of December through March.

Figure 1.1
Location Map, Bajo de la Alumbrera


Bajo de la Alumbrera
Power Line
NORTH
CHILE
Tucuman
Belen
Concentrate pipeline
Catamarca
NCA Rail
Cordoba
Rio Parana
Rosario
(ALUMBRERA PORT FACILITY)
ARGENTINA
500
Kilometres
BUENOS AIRES
PACIFIC OCEAN
Alumbrera
Tucuman
Mendoza
Rosario
BUENOS AIRES
ARGENTINA
SOUTH AMERICA
Bajo de la Alumbrera
LOCATION

The project was developed during 1995 to 1997, with project capital expenditures totalling approximately $US1.2 billion. All project financing is non-recourse to the owners.

Mining activities will continue until 2011, based on established (proved and probable) ore reserves, with processing of stockpiles continuing until 2013.

For MAA, the fiscal reporting year runs from July 1 to June 30.

1.2 REGIONAL GEOLOGY AND MINERALIZATION

Alumbrera is a classic porphyry copper-gold deposit. Mineralization is associated with hydrothermal alteration zones in andesitic volcanics and dacitic plutons. Host rocks are high-potassic calc-alkaline andesites of the late Miocene Farallón Negro volcanic complex, and the copper-gold deposit is intrusion-centred, in and around a subcylindrical complex of dacite porphyry stocks. Early magnetite-silica flooding occurs at the core of a 2 km-broad potassium feldspar-biotite potassic zone that hosts most of the chalcopyrite and gold mineralization. The area of extensive potassic alteration is ringed by peripheral propylitization and subsequently was overprinted by phyllic alteration. The only hypogene copper mineral is chalcopyrite. Gold occurs as 10- to 50-micron sized particles of native gold in chalcopyrite and to a lesser extent in magnetite, quartz and orthoclase. Veinlet and disseminated mineralization is integral to alteration and the intrusive units. Mineralization occurs as a dome-like carapace over a deep central low-grade core.

1.3 MINERAL RESOURCES AND RESERVES

The identified mineral resources at Alumbrera were estimated using a database comprising approximately 53,000 m of diamond drilling and 14,000 m of reverse circulation drilling, which has been adjusted to remove known biased results from earlier drill programs. Grade estimation was performed on a geologically constrained block model using ordinary kriging methods and parameters proposed and/or reviewed by Gary F. Raymond, Consulting Mining Engineer, Applied Mining Geostatistics. A complex system of hard and soft domain boundaries has been used to control interpolation.

The procedures utilised by MAA for converting mineral resources to mineral reserves are standard in the industry for resources recoverable by open-pit techniques. An ultimate pit shell is applied to the resource block model in order to extract ore, which has recoverable grades of metal capable of covering mining, processing and all down stream costs. This process employs Whittle software. The ultimate pit shell also includes waste removal necessary to release ore. At the pit rim a cut-off grade necessary to cover the cost of haulage from stockpile, processing and all downstream costs then determines which material is sent as waste for permanent storage and which is mineral reserve for processing or stockpiling.

MAA believes that there is little likelihood that the remaining known mineralization outside of the optimized pit shell will be recoverable and no longer reports Mineral Resources for

Alumbrera. In the past it has been MAA's practice to report mineralization outside of the ultimate pit shell in its Mineral Resource statement. MAA's current projections indicate that "reasonable prospects for mining to extend outside the LOM ultimate pit are not considered to exist." As a result, and in order to remain in compliance with the JORC Code, this mineralization is no longer reported. MAA also does not estimate inferred resources during grade interpolation for Alumbrera and, therefore, no inferred resources, within the ultimate pit shell, are available to be reported. As a consequence there currently are no Mineral Resources to be reported at Alumbrera.

MAA's fiscal year end is in mid-year and it re-estimates its Ore Reserves at that time. However, it also reports them at year end for use by its joint venture partners. MAA's Ore Reserves as of December 31, 2002, the most recent data available, are set out in Table 1.1 below.

Table 1.1
Alumbrera Ore Reserves as of December 31, 2002

Material	Cutoff	Confidence Category	Tonnes (million)	Au (g/t)	Cu (%)	Contained Metal Gold (oz)	Contained Metal Copper (Mt)
In Situ	0.32% EqCu*	Proved	234	0.68	0.58	5,081,000	1.360
		Probable	23	0.49	0.47	362,000	0.108
		Total	257	0.65	0.57	5,443,000	1.468
Stockpiles	Various**	Proved	111	0.41	0.36	1,463,000	0.400
		Probable	0	0.00	0.00	0	0.000
		Total	111	0.41	0.36	1,463,000	0.400
Total		**Proved**	345	0.59	0.51	6,544,000	1.760
		Probable	23	0.49	0.47	362,000	0.108
		Total	368	0.58	0.51	6,906,000	1.868

* Payable equivalent Copper, @ $295 oz Au & $0.80 lb Cu. The pit has been optimized with the Whittle software package. The cutoff grade is used at the pit rim for stockpiling decisions.
** In its past the mine has operated using different cutoff criteria.

It is Micon's opinion that the Measured and Indicated Mineral Resources, estimated at Alumbrera, are individually the equivalent of the Measured and Indicated Mineral Resource categories as presented in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council on August 20, 2000. MAA does not estimate Inferred Resources. Micon is also of the opinion that the Proved and Probable Ore Reserves prepared by MAA staff and presented above are the equivalent of Proven and Probable Mineral Reserves under the same CIM standards.

The Proved and Probable Ore Reserves prepared by MAA staff are also the equivalent of Proven and Probable Reserves used in The United States Securities and Exchange Commission's Guide 7, Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations. The Guide 7 definitions are taken from USBM Circular 831, Principles of a Resource Reserve Classification System for Minerals.

1.4 MINING OPERATIONS

MAA operates a large open-pit, where standard truck and shovel mining techniques operations are employed. Mining is carried out on 17 m benches, which suit the 42 m^3 shovels and 220 tonne haul trucks necessary for the design production rate.

Current mineral reserves have a low waste to ore ratio, of an average of 1.77:1, for the 2002 LOM Plan. Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade. This practice requires that some ore be temporarily stockpiled for later processing. The average reserve grade is 0.51 % Cu and 0.58 g/t Au.

The mining rate in FY (2001/2002) slightly exceeded 300,000 tpd for a total of approximately 112 million tonnes of material mined, comprised of some 39 million tonnes of ore and 73 million tones of waste. At the end of April, 2003 (10 months) the MAA forecast for FY (2002/2003) is approximately 113 million tonnes. The total material mined is planned to increase to an average of 355,000 tpd, approximately 130 million tonnes per annum, for the FY's 2004 to 2007, after which time waste stripping reduces significantly.

Based on visual inspection and review of performance data, it is Micon's opinion that the operation is being conducted in a satisfactory manner. The open pit has been developed and operated over several years and, with attendant improvement, is reaching on-going steady state routine processes. While it is evident, from discussions with responsible MAA personnel, that several challenges exist, which require attention, no major impediments were identified which, in Micon's opinion, would prevent the achievement of MAA's mining production and cost targets.

1.5 MINERAL PROCESSING

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate containing the major gold credit and doré bullion from gravity recovery of coarser free gold. The original design capacity was 80,000 tonnes/day with a utilisation of 94 %, equivalent to 29.2 Mt/a. Provision was made for expansion to 100,000 tonnes/day by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases. The third line has been constructed and is in operation.

Final concentrate is thickened before being pumped via a 316 km long, 175 mm diameter pipeline to MAA's filter plant near Tucumán. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 km to the port near Rosario. MAA owns the locomotives and wagons used for rail transport, but the rail system operator runs them under contract. MAA owns and operates the ship loading facility, on the Rio Parana, at Rosario.

During its inspection of the concentrator and associated facilities, Micon observed that equipment condition and housekeeping were generally excellent and gave every indication of a

well managed operation. Based on information provided by and discussions with MAA, it appears that manning levels; operating, maintenance and metallurgical accounting procedures; and the range and quantity of consumables, operating spares and insurance spares retained on site and on consignment are appropriate for the nature of the operation.

Based on the results of the reported metallurgical testing, reported plant performance on Alumbrera ores, Micon considers that the process metallurgical and cost inputs to the ore reserve calculations and the LOM plan are valid. Annual variations in the LOM plan inputs reflect the metallurgical testing conducted on various ore types, plant performance to date and the proportions of each ore type to be processed.

Micon considers that the processing plant is capable of treating the projected tonnage throughputs and achieving the forecast metal recoveries.

1.6 PRODUCTION

The total scheduled ore to be processed, and the gold and copper output, are presented below in Table 1.2.

Table 1.2
Total Scheduled Ore To Be Mined And Processed

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Ore Milled (Mt)	36.71	36.62	36.80	36.97	37.23	37.33	37.19	37.23	37.23	17.61	350.92
Gold Grade (g/t)	0.76	0.63	0.58	0.64	0.54	0.60	0.77	0.59	0.29	0.29	0.58
Copper Grade (%)	0.60	0.54	0.50	0.55	0.48	0.60	0.65	0.54	0.28	0.29	0.51
Gold Prod'n ('000oz)	649	529	483	529	442	511	684	507	203	96	4,633
Copper in Conc ('000t)	195	175	161	177	156	198	216	178	85	42	1,581

1.7 ENVIRONMENTAL CONSIDERATIONS

Ongoing rehabilitation is recognised as part of routine operations and associated costs are included in the project's financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002, with the placement of barren core material on final batters of the northwest waste dump. Micon considers that MAA has an appropriate acid rock drainage management plan.

The main environmental permit is the original Environmental Impact Report (EIR), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the Union Transitoria de Empresas (UTE) agreement, MAA is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. Micon understands that currently there are no significant areas of non-compliance. Environmental considerations are discussed in more detail in Section 19.5.

Minera Alumbrera acknowledges its responsibility to provide a safe working environment for both employees and contractors and works to create and sustain an injury free, healthy work environment for all employees and contractors. MAA maintains high levels of leadership, education and training, effective supervision and safety audits in its' approach to safety and environmental issues.

MAA have developed an environmental policy which commits MAA to high standards of environmental management and MAA conducts its' environment affairs in a manner transparent to the Government and other stakeholders. MAA is licensed through a series of Provincial and National Laws. The mine site and concentrate pipeline are regulated by 2 yearly Environment Impact Review Reports submitted to the Provincial Authorities in Tucumán and Catamarca. Discharge from the filter plant in Tucumán is regulated by a Provincial discharge license that has discharge standards consistent with World Bank Guidelines. Both Provincial and National laws require full manifest tracking and approval of hazardous waste disposal and regulate industrial waste disposal. MAA operates under a UTE agreement with YMAD. The long-term environment program and closure plans are development in consultation with YMAD and MAA is committed to carry out progressive rehabilitation using technologies designed to prevent ongoing post mining liabilities.

1.8 CAPITAL COSTS

The Alumbrera project was commissioned in 1998 after the expenditure of some US$1.233 billion of project development capital. After additional capital expenditure of some US$79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately US$26 million per fiscal year.

Some US$29 million was expended in FY 2000, followed by US$18 million and US$30 million, in FY's 2001 and 2002, respectively, and with a further US$29 million forecast to be spent in FY 2003. As at the end of March, 2003, some US$12.3 million, of the total for FY 2003, had been expended.

Micon has accepted the MAA 2002 LOM Plan estimates of future capital expenditure as input to its cash flow model. The capital estimates included in the Micon estimates of future annual cash flows are presented below in Table 1.3.

Table 1.3
MAA Capital Expenditure 2004 To 2013
(US$ million)

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Mining	13.6	10.3	4.8	4.8	4.2	5.1	1.7	2.1			46.6
Tailings Dam	2.8	2.8	2.4	2.4	2.4	2.3	2.3	2.2	2.2	0.1	21.9
Concentrator	3.3	2.6	1.8	1.8	1.6	2.1	1.3	1.4	2.1	1.8	19.8
Administration	0.29	0.28	0.32	0.32	0.14	0.3	0.13	0.15	0.05		2.0
Filter Plant, Rail, Port	0.69	0.22	0.19	0.19	0.15	0.08	0.81	0.35	0.16	0.05	2.9
Closure Cost										23.5	23.5
Total	20.6	16.2	9.5	9.5	8.4	9.9	6.3	6.3	4.5	25.5	116.7

N.B. MAA 2002 LOM Plan Capital adjusted by Micon for one additional year of reserve. Totals may not add due to rounding

Based on its observations and discussion with MAA management, Micon believes that the capital provisions for the mining, process and other facilities in the LOM Plan and, as used in Micon's LOM cash flow analysis, are adequate.

1.9 OPERATING COSTS

The current on-site operating costs were compared with estimates included in the MAA 2002 LOM Plan cash flow estimates, which have been used as a basis for estimating the cost estimates in the Micon cash flow projections, included in the economic evaluation section of this report. These costs are included in the projections of cash flow under the functional headings of mining, concentrator and pipeline, filter plant and administration.

Operating costs have been significantly influenced by the depreciation of the Argentine Peso, in January 2002, and the significance of this is still being realised. Prior to that date for ten years, the Peso had been fixed at 1:1 to the US Dollar. Since floating against other currencies, the Peso to the US Dollar currently is at a rate of approximately 2.9:1. In its cost estimates, included in the 2002 LOM Plan, MAA has assumed 100 % inflation of the Peso, in the FY 2003, with constant Peso rates, thereafter. Actual inflation in Argentina, since MAA's preparation of the 2002 LOM Plan, has been significantly less than the projected annual rate.

The MAA Monthly Performance Report for April, 2002, recorded a monthly inflation of minus 3.19 % and a year-to-date total for the period July, 2002 to April, 2003 of 9.07 %. As a result, the actual costs in US Dollars for on-site, concentrate pipeline and rail, port and marketing costs, up to on-board ship (FOB), were US$4.26/ t milled, some 22 % below the budget estimate of US$5.45/t milled.

Table 1.4 below, compares actual operating costs for the FY 2002 with the average LOM estimates used in Micon's economic analysis, included in Section 19.8 of this report.

Table 1.4
Actual Operating Costs For FY 2003 Compared With LOM Estimates

		2003 1st Half	2003 2nd Half	LOM 2004	LOM Average
Mine Unit Costs	US$/t moved	0.62	0.69	0.69	0.72
Mine Costs	US$ '000s	36,202	38,990	89,617	627,655
Concentrator & Pipeline Unit Costs	US$/t milled	1.53	1.49	2.47	2.46
Concentrator & Pipeline Costs	US$ '000s	25,649	26,010	90,570	863,768
Filter Plant Unit Cost	US$/t milled	0.04	0.04	0.05	0.05
Filter Plant Cost	US$ '000s	600	747	1,943	16,514
Administration Unit Cost	US$/t milled	0.40	0.43	0.55	0.54
Administration Cost	US$ '000s	6,637	7,543	20,222	190,932
Total FOR Unit Cost	US$/t milled	4.13	4.19	5.51	4.84
Total FOR Cost	US$ '000s	69,091	73,288	202,351	1,698,868
Rail, Port & Marketing Unit Cost	US$/t milled	0.18	0.23	0.33	0.29
Rail, Port & Marketing Cost	US$ '000s	2,946	3,938	12,020	102,308
Total FOB Unit Cost	US$/t milled	4.30	4.42	5.84	5.13
Total FOB Cost	US$ '000s	72,037	77,226	214,371	1,801,176
Sea Freight Unit Cost	US$/dmt Sold	31.80	29.71	31.07	31.07
Sea Freight Cost	US$ '000s	11,863	10,607	22,709	183,984
Total Unit Cost, incl. Sea Freight	**US$/t milled**	**5.01**	**5.02**	**6.46**	**5.66**
Total Cost, incl. Sea Freight	**US$ '000s**	**83,897**	**87,835**	**237,081**	**1,985,160**

Other off-site costs are incurred for transport of concentrate. The MAA forecast costs, of US$11.63/t of dry concentrate, for rail transport to, and ship-loading at, Rosario, with sea freight costs averaging US$31.07 per tonne of dry concentrate.

Provincial and YMAD royalties are also imposed in addition to site and off-site costs. The Provincial royalty currently paid is some 2 % of net revenue after deduction of off-site smelter and refining charges. The YMAD royalty is 20 % of cash flows after all costs, debt service and recovery of initial productive capital expenditure. The projected base case cash flows do not trigger any payments of this royalty. However, MAA agreed to pay to YMAD, to assist the local community, an advance payment of US$10 million, to be deducted from future royalty payments. A final US$2 million of this amount is scheduled to be paid in FY 2003.

The smelter terms and treatment and refining charges used in the estimates of cash flows are those included in the MAA 2002 LOM Plan estimates, which are based on historical experience. Concentrate smelting is estimated at US$66/t of dry concentrate, while refining charges are US$0.066/lb of payable copper and US$5.00/oz of payable gold in concentrate.

Micon considers that the process used by MAA for estimating future operating costs is sound. The operation has reached a relatively steady state condition, which facilitates reliable cost forecasting, when the economic parameters outside the control of operating management remain stable. Accordingly, based on actual financial year 2001/2002 and 2002/2003 to April 2003 costs, and allowing for MAA's assumed inflation and exchange rates, Micon considers that the budgeted costs are reasonable, if somewhat conservative.

1.10 ECONOMIC ANALYSIS

The overall economic potential of the MAA operation has been evaluated using conventional discounted cash flow techniques. This procedure has been used for the purpose of estimating the financial returns expected to accrue to NOE as the owner of 12.5 % of the MAA mining, processing and concentrate transportation operations.

The overall base case cash flow projections for the MAA operation, based on the input estimates and assumptions discussed herein, are presented in Table 19.8, Section 19.8.6. These projections incorporate the currently reported mineral reserves of MAA. The projections are in constant US Dollars, of mid-2003 value. It can be seen that:

- Over its projected operating life of 10 years, at exchange and inflation rates projected by MAA, the operation is expected to generate a total undiscounted net cash flow, after senior debt service and available for distribution to shareholders, of some US$1.12 billion, of which 50 % of BHPB's 25 % share would equate to approximately US$140 million.

- The net present value of 50 % of BHPB's 25 % share of the projected future cash flows for the operation, at a discount rate of 10 % per year, is estimated at some US$86 million. At a discount rate of 15 % per year, the net present value is reduced to US$73 million.

- The effects on operating cost and hence cash flows of the foreign exchange rate and the escalation of the Argentine Peso are significant. However, the absolute levels of the base case cash flows are so large that even significant changes in operating cost render less material changes in the current value of the Alumbrera property. As discussed in Section 19.7 of this report, the MAA projections of operating cost, which Micon has used as a basis for its projections of cash flow, assume a 100 % inflation of the Argentine Peso in the FY 2003 and a constant Peso/US Dollar exchange rate of 3.5:1. At the end of April, 2003, an annualized rate of Peso inflation of some 22 % was forecast for the year by MAA, with a Peso/US Dollar exchange rate of 2.85:1 reported. In its base case cash flow projections Micon has incorporated both these latter rates.

The above base case estimates of cash flow are based on assumed metal prices of copper at a constant US$0.80/lb and gold at a constant US$320/oz.

Net present values, for the 50 % of BHPB 25 % share of cash flows available to shareholders after full debt service, have been estimated for metal prices 10 % higher and lower than the base case prices.

The results of these analyses are summarized in Table 1.5.

Table 1.5
Sensitivity to Metal Price

Input Parameter	Total NPV (50 % of BHPB 25 %) (US$ million)		
Discount Rate, %	0	10	15
Base Case Prices	140	89	73
Base Case Prices +10 %	173	110	91
Base Case Prices –10 %	106	66	54

2.0 INTRODUCTION AND TERMS OF REFERENCE

Micon International Limited (Micon) has been retained by Northern Orion Explorations Ltd. (NOE) to provide an independent technical review of the mineral resources and reserves and operational facilities of Minera Alumbrera Ltd. (MAA), in Argentina. This review was requested by NOE, in connection with its potential purchase of 50 % of BHP Billiton's 25 % ownership of MAA.

MAA owns and operates the Bajo de la Alumbrera (Alumbrera) facilities. MAA, in turn, is indirectly owned by Mount Isa Mines Ltd. (MIM) (50 %), BHPBilliton (BHPB) (25 %) and Wheaton River Minerals (WRM) (25 %). Alumbrera is located in the Catamarca Province of north-west Argentina. The facilities consist of an open pit mine and concentrator, at Alumbrera, a concentrate slurry pipeline, a filter plant and rail loading facilities, in Tucumán, and ship loading at San Martin near Rosario, Santa Fé. A copper and gold concentrate is produced at Alumbrera for shipment and sale to international smelters. A gold doré also is produced at site fore sale to international refineries.

During an earlier due diligence, a visit to the MAA facilities was carried out by Messrs. Burgess and Hennessey on October 22 and 23, 2002. Prior to the site visits, the Micon team reviewed data in Rio Tinto plc's (RTP) office in Melbourne from October 14 to 17. RTP was a prior owner of 25 % of the Alumbrera property. Mr. David Wells reviewed data, relating to processing and environmental matters in RTP's office in Melbourne. Each of the individuals who carried out the site visits is a Qualified Person under National Instrument 43-101 (NI 43-101).

Presentations describing the operations were made to the Micon team and other interested parties by management at site, and subsequent discussions were held with responsible staff at the operation. Micon was also provided with all pertinent financial information and operating details for the property.

The principal documents referred to in this report are the following:

MAA

- Project Technical Briefing, January 1998.
- Confidential Information Memorandum, Minera Alumbrera Ltd., Cutfield, Freeman and Co. Ltd., February 19, 2001.
- Project Technical Briefing, Updated December 2001.
- Geology, Mineralization and Genesis of the Bajo de la Alumbrera Deposit, Catamarca Province, Argentina: John M. Guilbert, Arizona Geological Society, Digest 20 Porphyry Copper Deposits of the American Cordillera, edited by F.W. Pierce and J.G. Bolm 656p., 43 papers, hardbound, 1995.

- Descriptions of sampling, resource estimation and other procedures have been taken from other MAA reports and memos enumerated in the References Section.

- Other sections of this report have been compiled and quote from the MAA May 2002 Life-of-Mine (LOM) Plan.

The review of the assets of MAA is provided in subsequent sections of this report.

Metric units of measurement are used in this report, with quantities expressed in metric tonnes (t) except for Troy ounces (oz) of gold and silver. References to currency are expressed in United States dollars (US$), and in Argentine pesos (ARG$).

This report is based primarily on information provided by MAA via BHPB, and earlier by RTP, supported by personal observation by Micon. Micon did not drill any holes on the properties nor take any independent samples, as part of its technical review.

The descriptions of the properties and ownership thereof provided in this report is for general information only. Micon did not perform any legal investigation, nor did it review the relevant agreements between the parties, and makes no assertions as to title of the various parties.

3.0 DISCLAIMER

Micon has reviewed and analysed data provided by BHPB, and MAA and previously by RTP, their consultants and previous operators/explorers of the mine properties, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes nor carried out any sampling and assaying. However, the presence of gold and copper in the local rocks is substantiated by the established mining history by MAA. Micon has not performed any estimation of resources and reserves at MAA, but has reviewed the estimates performed by previous mine personnel, examined the procedures used and reviewed in house and independent reserve and resource audits.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon the data presented by BHPB, RTP and MAA in formulating its opinion.

The various agreements under which MAA hold title to the mineral lands for these projects have not been investigated or confirmed by Micon and Micon offers no opinion as to the validity of the mineral title claimed by MAA. The description of the property, and ownership thereof, as set out in this report, is provided for general information purposes only.

The metallurgical, geological, mineralization, exploration technique and certain procedural descriptions, figures and tables used in this report are taken from reports prepared by MAA and its consultants. The name Alumbrera refers to the deposit being mined by MAA, the joint venture corporation which holds a contract to mine the deposit

MAA estimate and report its mineral resources and mineral reserves using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code), the Australian, MAA and BHPB standards. For this reason, and because of the use of extracts from MAA reports, Micon will generally use JORC terminology throughout the report and provide a reconciliation to the CIM code in Section 17.3.5, Mineral Resources and Mineral Reserves.

Micon is pleased to acknowledge the helpful cooperation of BHPB and previously RTP's managements as well as the mine staff at MAA, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 INTRODUCTION

The Bajo de la Alumbrera Project (Alumbrera) consists of five separate facilities spanning three Argentine Provinces:

- The open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca.
- A 316-km concentrate slurry pipeline through Catamarca and Tucumán Provinces.
- A 202-km, 220-kV power line from the project's substation at El Bracho, Tucumán.
- The filter plant and rail loading facilities at Cruz del Norte, Tucumán.
- The port, handling facilities and train maintenance facilities at San Martín near Rosario, Santa Fé.

Support offices are located in Tucumán, Catamarca City, Rosario and Buenos Aires.

The Alumbrera project is Argentina's first world-scale mining enterprise and is operated by Minera Alumbrera Ltd. (MAA) from the company's administrative centre at the mine site in Catamarca. The open-pit is located on a 600 ha Mining Lease, or "Contract Area", at Alumbrera, near Belen in northwestern Argentina, Figure 4.1. It is not known whether the Contract Area has been surveyed in and monuments erected. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 ha. The mine is located in a valley west of the easternmost range of the Andes at an altitude of 2,600 m above sea level.

Alumbrera is a classic porphyry copper-gold deposit where mineralization is associated with hydrothermal alteration zones in andesitic volcanics and dacite plutons. The Mining Lease encompasses all mineralized areas of the deposit. The project was developed during 1995 to 1997 with Project Capital expenditures totalling approximately US$1.2 billion. Mining activities will continue until 2010 based upon established (proven and probable) reserves and inferred resources, with processing of stockpiles continuing until 2012.

4.2 OWNERSHIP

All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 km^2 national mineral reserve and are owned and administrated by YMAD, a quasi-government mining company. YMAD was created in 1958 to exploit the mineral resources within its land concession. YMAD is managed by a board of five directors, three designated by the government of Catamarca Province and two by Tucumán University. The President of YMAD is appointed by the Federal Government of Argentina. YMAD also operates an underground manganese-gold-silver mine (Cordilleran vein-type deposit) at Farallón Negro, 7 km northwest of Alumbrera.

Figure 4.1
Location Map, Bajo de la Alumbrera


Bajo de la Alumbrera
Power Line
NORTH
CHILE
Tucuman
Belen
Concentrate pipeline
Catamarca
NCA Rail
Cordoba
Rio Parana
Rosario
(ALUMBRERA PORT FACILITY)
ARGENTINA
500
Kilometres
BUENOS AIRES
PACIFIC OCEAN
Alumbrera
Tucuman
Mendoza
BUENOS AIRES
Rosario
ARGENTINA
SOUTH AMERICA
Bajo de la Alumbrera
LOCATION

The 20-year Mining Lease that encloses the Alumbrera deposit was granted to MAA by agreement in April, 1994. The relationship, rights and obligations between YMAD and MAA are set out in an agreement between the parties (the UTE agreement). The agreement defines the working relationship between the parties including royalty obligations and requires that ownership of the facilities and infrastructure revert to YMAD after completion of operations.

The Alumbrera Project is owned and managed by MAA. MAA is owned 50 % by Mount Isa Pacific Pty. Ltd. and 50 % by Musto Explorations (Bermuda) Ltd. (MEB). Mount Isa Pacific Pty. Ltd. is wholly owned by M.I.M. Holdings Limited of Australia (MIM). MEB is indirectly owned 50 % by WRM and 50 % by BHPB.

4.3 ROYALTIES

MAA is required to pay a 3 % *Boca Mina* royalty to the provincial government of Catamarca. The royalty is calculated on the value of mineral substances at the mine mouth (*Boca Mina)* after certain allowable deductions. During the Micon site visit, MAA reported that its calculation of the *Boca Mina* Royalty in the LOM Plan cash flows is the equivalent of a 2 % charge against net revenue, i.e. revenue after deduction of offsite smelting and refining charges.

MAA is also obliged to pay a royalty to YMAD amounting to 20 % of net proceeds after capital recovery under the terms of the UTE agreement. To date, no payments have been due. However pursuant to an amendment to the UTE Agreement dated February 26 1997, MAA agreed to pay an advanced royalty of US$10 million. The balance of US$2.0 million will be paid in fiscal year 2003, ending June 30, 2003. MAA's 2002 LOM Plan does not project payment of the 20 % Net Proceeds Royalty during the Life of Mine production. Micon's estimates of annual cash flows for the same period, with Base Case metal prices increased by 10 %, indicate small payments commencing in 2011.

4.4 DEBT AND FINANCING

All project financing is non-recourse to owners. Project financing contains no financial cover ratios other than deposits into the Senior Debt Reserve Account. Senior Debt outstanding as of June, 2003 is forecast by MAA to be US$206 million. Additional shareholder loans to the project, as of June, 2003, are forecast at US$268 million.

4.5 ALUMBRERA PROJECT FACILITIES

4.5.1 Mine

MAA operates a large-scale open pit located within the boundaries of the Alumbrera Mining Lease (see Figure 4.2). Standard truck and shovel mining techniques operations are employed, utilizing 42-m^3 shovels and 220-t haul trucks to move both ore and waste. Mining is carried out on 17-m benches, which suit the size of the equipment necessary for the production rate.

The mining rate in fiscal year 2002 slightly exceeded 300,000 t/d for a total of approximately 112 million t of material mined, comprised of some 39 million t of ore and 73 million t of waste. The total material mined is planned to increase to an average of 355,000 t/d, or approximately 130 million t/y, for the fiscal years 2004 to 2007, after which time waste stripping reduces significantly.

MAA employs approximately 800 permanent staff and 400 contractors, of whom approximately 500 MAA employees and 200 contractors work in the mining department. Human resources and labour practices have been developed according to international best practice standards measured through productivity and efficiency. Approximately 40 expatriate staff are employed by MAA. This figure has been reduced from an expatriate workforce of around 90 when operations began.

micon INTERNATIONAL LIMITED | mineral industry consultants



BAJO DEL DURAZNO CONTRACT AREA
BAJO DE LA ALUMBRERA CONTRACT AREA
72" Conveyor
Primary Crusher
MINERA ALUMBRERA LTD.
FIGURE 4.2
ALUMBRERA PROJECT
SITE MAP
2162-41-10-006

It is envisaged that this number will decrease further as Argentine staff continue to be provided with the skills and opportunities required to develop relevant industry expertise.

Argentina is a highly unionized country with industry-based unions and very prescriptive Labour Agreements. MAA worked closely with the representative Union and Argentine Labour Ministry to negotiate an initial, one-union bargaining agreement. This was renegotiated in the second year resulting in the introduction of an innovative and flexible, four-year Labour Agreement. The agreement has been renewed, in 2003, for a further four-year period.

4.5.2 Processing Plant

Alumbrera processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for 80,000 t/d throughput, the mine produced 580,000 t copper concentrate (162,000 t contained copper) and 600,000 oz gold in fiscal year 2000. In 2001, expansion projects were commissioned which will increase throughput to 100,000 t/d (37 million t/y). With expansion of the concentrator, average annual production increased to 200,000 t of copper in concentrate and 700,000 oz of gold in concentrate and doré in fiscal 2002.

4.5.3 Mine Site Infrastructure

Mine site infrastructure includes offices, warehouse, laboratory, medical centre, permanent camp and workshops. The development of high quality mine site facilities has been a major focus of MAA in order to support the well being of employees while working a commute roster cycle. Site facilities include accommodation, catering, medical and indoor and open-air recreation facilities. There are two accommodation camps. The permanent camp (192 rooms) is located five km north of the central office and can accommodate 250 people in two shifts. Four additional three-story accommodation modules, consisting of 72 rooms per module, were under construction at the time of Micon's site visit in 2002.

A temporary construction camp is located 800 m east of the central office and retains 120 rooms for short-term contractors and temporary personnel.

4.5.4 Mine Site Utilities

Water

MAA obtains water from a bore field, Campo Arenal and this is supplied to the mine site through a 30-km long, 750-mm pipeline. The operation maintains a 1.7 million m^3 water reservoir.

Power

A 202-km long 220-kV power line provides electrical power to the mine site from the project's substation at El Bracho, Tucumán. The power line, with 530 transmission towers, was constructed to provide access to the National Power grid.

4.5.5 Concentrate Pipeline

Concentrate slurry from the processing facilities is pumped a distance of 316 km to a filter plant at Cruz del Norte. The pipeline is 175 mm in diameter and has three pumping stations.

4.5.6 Filter Plant

Concentrates are processed through two parallel 2,000-m^3 agitated storage tanks and three 120-m^2 filter presses; which lower the water content from 37 % to less than 8 % moisture, prior to loading into railcars.

4.5.7 Railroad

Concentrates from the filter plant are shipped 830 km by rail from Cruz del Norte, Tucumán, to Puerto Alumbrera. Approximately one fully-loaded train of 2,240 WMT of concentrate is scheduled to depart from the filter plant for the port each day. Each train departs with approximately 40 wagons holding approximately 56 t of concentrate in each. The current rail equipment, with some minor modifications, has the ability to operate longer trains and haul approximately 85 t per wagon.

MAA purchased four 3,000-HP, GM GP.40 locomotives and 182 wagons (55-t capacity). Wagons are equipped with fibreglass covers to completely seal the wagon during transportation of concentrate. While MAA owns the locomotives and rail wagons, NCA (the railway concession owner) is contracted to operate the railroad and provide the engineers and crew for the operation of the trains between Tucumán and Rosario.

Maintenance of all rolling stock is performed at the port, which has a building that can house the locomotive and wagons during this time. All maintenance work is carried out through a service contract.

4.5.8 Port

The port is located in located in San Martín, Rosario in the Province of Santa Fé. Puerto Alumbrera is the furthest upstream facility on the Río Paraná capable of handling Panamax-size vessels. The port can handle cargoes up to 60,000 DWT, but the depth of dredging in the river limits the size of cargo to approximately 40,000 t. The port operation and maintenance facilities are contained within a 12-ha lease which includes a rail-switching yard with approximately 8,200 m of rail. These facilities are adjacent to an existing facility, Terminal 6 (grain terminal). The depth of the Río Parana at the Terminal 6 berth is 11.89 m. Vessels are limited by the depth of the Mitre Channel at 9.75 m, about a third of the way down-river from Rosario.

Port facilities include a rail car unloading building and 50,000-t storage shed. Wagons are unloaded using a Cat 330L excavator, which transfers concentrate from each wagon to a conveyor system and into storage. Upon ship arrival, Cat 988F and 970F front-end loaders are used to transfer concentrate at 1,250 t/h from stockpile to the ship-loader feed conveyors.

Concentrate passes through an automatic sampling and static batch weighing station for product control, prior to reaching a radial ship-loader that loads the vessel alongside the pier.

The port operation and maintenance functions are undertaken through annually renewed service contract.

4.5.9 Environmental Liabilities

As discussed above, MAA operates under a UTE agreement with YMAD. The long-term environmental program and closure plans are development in consultation with YMAD and MAA is committed to carry out progressive rehabilitation using technologies designed to prevent ongoing liabilities after closure.

The main environmental document is the original Environmental Impact Report (EIR), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the UTE agreement, MAA is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. Micon understands that there are no significant areas of non-compliance. Environmental considerations are discussed in more detail in Section 19.5.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Alumbrera is about 1,100 km northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucumán. Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 km northeast of the town of Belen and approximately 50 road-kilometres northwest of Andalgia. The project is served by air and all-weather roads. MAA has scheduled flights to and from Tucumán and the mine site, and bus transport to and from both Catamarca and Tucumán. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, either to or from the mine site, every month. An internal bus service runs on a continual schedule, transporting personnel to and from job sites, accommodation and recreation facilities within the mine site.

Topographically, (prior to commencement of mining) the Alumbrera deposit was a bowl-shaped, ellipsoidal depression oriented northeast-southwest (1,900 m by 1,200 m), surrounded by ridges formed mostly by andesitic breccia of the Farallón Negro volcanics. The floor of the bowl, at an altitude of 2,625 to 2,675 m, covers an area of 2.5 km^2. It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered "surface rind" of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl. 'Bajo de la Alumbrera' translates to 'basin with alum' (low place, with magnesium sulphate), typical of altered copper deposits.

The deposit is located at latitude 27 °S and the climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert. Alumbrera is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated. Average mean temperature is 17 to 18 °C and average minimum and maximum temperatures range between 8 to 10 °C and 22 to 27 °C. Temperatures of minus 10 °C in winter and 40 °C in summer can be reached. Average mean rainfall is 160 mm, occurring as rain predominantly during the months of December through March. Light snows can occur in July. Annual evaporation averages 1,585 mm.

6.0 HISTORY

The Alumbrera area has been known for its veins of copper and gold, and alum deposits since at least the 19th Century. Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern sector of the edges of the present 'Bajo' area.

The most important periods in the discovery and development of the current project can be summarized chronologically as follows:

1938-45: Peirano maps mineralization associated with volcanism, arranging the works of Alto la Alumbrera in a regional geological map of the district, published by Tucumán National University (UNT).

1948–49: Cecione (Professor of Geology, Tucumán University) continues study of the area and identifies the central dacite intrusive during regional geological mapping.

1950: The Alto La Alumbrera veins are sampled by the government for copper and gold.

1959: Quartino and Zardino indicate the location of silicification in the present 'Bajo' area.

1961: Sister and La Iglesia cover the whole area with photo geology and publish the map on which 'Bajo de la Alumbrera' is mentioned for the first time.

1963: A.M. Mazzetti & R.G. Sister conduct a mapping and geochemical survey defining a deposit of disseminated/scattered copper.

1969: Romani (YMAD) carries out a thorough geological geochemical prospecting program and completes 4 short drill holes for a total depth of 226 m. Average grade of the samples was 0.38 % copper and 0.40 g/t gold.

1971: R.H. Sillitoe, working for the United Nations (UN), identifies the potassic alteration zone.

1973-76: YMAD requests the national government carry out more detailed studies. The government, through the NOA MINERO (Argentine Northwest Mining) Plan of the National Service of Mining and Geology, carry out a geophysical study (induced polarization and magnetics) and commences a drilling program on 100-m spacing. Drilling completed over several years: 5,000 m in 1974 and 1975 and 1,000 m in 1976. Bassi and Rochefort (YMAD) carry out resource mapping and evaluation from available drill holes (published in 1980 by the national government).

1978 Kaiser Engineers International Inc., in association with Latinoconsult S.A., produce a feasibility study for YMAD and the Dirección General de Investigación y Desarrollo (DIGID) of the Argentine Ministry of Defence.

1975-82: UN supervises the ongoing exploration program. Dr. John Guilbert, while under a UN services agreement, suggests deepening three existing holes to 600 m, thereby defining the mineralized flanks of the deposit and the barren core. Researchers under his supervision perform thorough geological mapping. YMAD and Fabricaciones Militares (military manufacturer) continue intermittent drilling to complete a total of 18,970 m and 71 drill holes for the period 1968-1981.

1981 Seltrust Engineering Limited (SEL) carried out a feasibility study validation to provide an independent review of the project and to support the preparation of a prospectus for international circulation.

1983-85 MS Thesis by A. Stults, University of Arizona, completed with UN-Fabricaciones Militares support.

1985-88 YMAD investigates open pit mining and heap leaching of ore from the central gold-rich oxidized zone. An additional 1,283 m of drilling, averaging 50 m per hole, is completed. Feasibility studies prepared by Dr. Otto - Gold Consulting Engineers (1986) and IDEMSA (1988).

1992-93 International Musto Explorations Limited initiates a feasibility study. Geological exploration activity included geotechnical investigations by Piteau Associates, a core relogging program and a diamond drilling program, including 24 holes, by Musto, mineralogical assessments by Lakefield Research and Cominco Exploration Services and a complete reinterpretation of the deposit geology by Musto. A geology and metal grade block model of the deposit was generated by MINTEC, Inc.

1994 Minera Alumbrera Limited completed a 20-hole, 8,000-m DDH program in October 1994. Drilling was concentrated in the southern flank of the orebody, and within the area to be mined during the first five years of the open pit life.

1995 MAA commences mining activities in the Bajo.

1997 Project commissioning commences in August with the processing of the first ore from the mine.

1999 Project achieves production and performance tests under terms of project financing in December, 1999.

6.1 RECENT OWNERSHIP HISTORY

MEB negotiated an interest in the project from YMAD in 1990, establishing MAA as the entity to exploit the deposit in 1993. MIM purchased a 50 % interest in MAA in 1994 and MEB, with its 50 % remaining interest in MAA, was subsequently acquired by Rio Algom Ltd. and North Ltd. in 1995. RTP acquired North in August, 2000. Billiton acquired Rio Algom in October, 2000. BHP and Billion merged during 2001. WRM purchased RTP's 25 % share in March, 2003.

7.0 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

Alumbrera, along with a dozen or so nearby porphyry copper-gold targets, was emplaced in the late Miocene Farallón Negro - Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas. This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene at 10.4 Ma. The Farallón Negro complex lies near the boundary of nearly flat and 30-°E dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50-km right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallón Negro centre.

Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them. The volcanism was controlled by sinistral pull-apart tectonics along a major northwest-trending lineament. The Farallón Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 km high and some 16 km in diameter, which evolved from more mafic pyroxene andesites to more hornblende- and biotite-bearing andesites and dacites. Volcanism was followed by the emplacement of the mineralization-related dacite porphyries. The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Other localities with porphyry-type mineralization in the Farallón Negro area are Bajo el Durazno, Bajo de San Lucas, Las Pampitas, Agua Tapada, Mi Vida and Los Jejenes. In addition, the porphyry copper prospects of Cerro Atajo and Agua Rica are located nearby, and are related to the same Tertiary volcanic activity as the other prospects in the Alumbrera district.

7.2 DEPOSIT GEOLOGY

The Alumbrera alkalic dacite porphyries were intruded some 8 million years ago into the roots of the Farallón Negro volcano. The intrusion-generated, large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks. Subsequent erosion has exposed the upper part of the volcano and its porphyry system at a level that is favourable to mining. Rocks exposed at surface were originally at depths of approximately 2.8 km and at 0.6 to 0.8 kilobars lithostatic pressure. See Figure 7.1.

The Farallón Negro host rocks are about 90 % autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded, weakly to strongly porphyritic potassic andesite. Lithic and non-porphyritic flow units comprise the other 10 %.

The primary mineralized rocks of Alumbrera, consist of a series of porphyritic intrusions. A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest

Figure 7.1
Bajo de la Alumbrera Geology Map


6978200mN
6978000mN
6977800mN
6977600mN
6977200mN
3439000mE
3439400mE
3439800mE
3440000mE
3440800mE
3441000mE
NORTH
200m
Bajo de la Alumbrera
GEOLOGY
Qtz eye - rich porph. W of Alumbrera
Post mineral porphyry dykes
Porphyry dyke - NE of Alumbrera
Dacite dyke
Northwest Porphyry dykes
Late Porphyries
Late P3 Porphyry intrusives
Early P3 Porphyry intrusives
Los Amarillos f.g. porphyry
Northeast Porphyry dyke
Colorado Norte Porphyry or P2
Andesites

units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks, (see Figure 7.1). The individual porphyry units can be distinguished by their phenocryst content, but primarily are classified by their cross cutting intrusive relationships. Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings. The most important intrusives are subdivided into P1 to P4 and are recognised as pre-, syn- or post-mineralization. See Figures 7.2 and 7.3.

Most of the P1 - Pre-Main Stage Porphyry rings the potassic core of the deposit. Its peripheral position having predestined it for later phyllic overprinting, reflected in obliteration of textures by silicification, sericitization, pyritization and then supergene oxidation. The P1 dacite porphyry is studded with plagioclase, and quartz phenocrysts while biotite is rare. The unit is largely pre-mineralization in age, possibly co-magmatic and it was a receptor of later alteration and mineralization, rather than a progenitor-carrier.

P2 and P3 - Main Stage Porphyries may represent the same unit, the former being almost totally replaced and recrystallized by silica-magnetite flooding and potassic alteration-mineralization and representing the highest-grade zone in the initial pit design. P2 porphyry consists of massive subparallel mosaic veinlets or dense fine to coarse stockworks of quartz with pyrite, chalcopyrite, magnetite and hematite with sparse shapeless inclusions of altered porphyry. These altered fragments display the distinctive biotite-phenocryst texture of P3. The Main Stage P3 quartz dacite porphyry is easily distinguished by distinctive plagioclase, quartz and pseudohexagonal biotite phenocrysts. The P3 porphyry occupies the central portion of the bajo and the deposit symmetry, Figure 7.2, and extends to the southwest and to depth, Figure 7.3. The Main Stage P3 unit appears to be the progenitor of the deposit.

The deposit is cut by late, barren P4 - Late Dacite Porphyry and by late northwest-trending faults, the most significant of which are Steve's Fault and Gypsum Fault.

Figure 7.2
Stage 1 Pit Geology Map



Stage 1 Pit Outline
NORTH
Gypsum Fault
Barren core
50-56 F
Steve's Fault
200m
LEGEND
Late porphyry - Barren
North Porphyry - Late P_3
Porphyry - Early P_3
Colorado Norte Porphyry - P_2
Los Amarillos - P_1
Andesites
Fault
Gypsum Fault
0.70% Cu
0.35% Cu
0.15% Cu

Figure 7.3
Cross Section 49 N


Colorado Norte
N75°E
2600m
2200m
Steve's Fault
Gypsum Fault
48-46 (prjctd)
200m
JMP 1996
Faults
"Late" porphyry
Late P_3
Early P_3
Colorado Norte porphyry
Igneous breccia
Andesite

8.0 DEPOSIT TYPE AND ALTERATION

Bajo de la Alumbrera is a classic porphyry copper-gold deposit. Mineralization is associated with hydrothermal alteration zones in andesitic volcanics and dacite plutons. The deposit is reported to display the most typical "Lowell and Guilbert" zoning pattern of all porphyry copper-gold deposits world-wide. The hydrothermal alteration zones are arranged in a classic concentric pattern, with at least two distinctive events occurring.

The alteration pattern of the first event consists of a potassic core that is surrounded by propylitic alteration (chlorite-epidote). The most intense potassic alteration temporally overlaps with and is genetically related to two of the early mineralized porphyritic intrusions, P2 and P3. Within the potassic alteration zone, areas of intense silicification occur (quartz-magnetite alteration), the extreme form of potassic alteration. Younger porphyry intrusions show only weak to moderate potassic alteration, and a post-mineralization porphyry cuts both the potassic and propylitic alteration zones. As per the classic model for porphyry systems, a "barren core" occurs in the centre of the potassic alteration to show the classic inverted bowl form. The hydrothermal alteration in this barren core is weak to intense potassic (quartz-magnetite) alteration without any significant copper-gold mineralization. The barren core apexes at the 2,900 masl level, some 300 m below the topographic.

Phyllic-argillic alteration (feldspar destruction) overprints all the porphyry types and potassic and propylitic alteration. It is most intense in a zone between the potassic core and the propylitic halo.

9.0 MINERALIZATION

The mineralogy of the primary (unweathered) ore consists of chalcopyrite (±bornite), native gold and pyrite. Gold occurs mainly in chalcopyrite. Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

Ore grades correlate with lithology. The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions, P2 and P3, and in adjacent biotized or potassium feldspar altered andesites. Younger porphyries are less mineralized or barren. The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets. Gold occurs in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 μm range.

The occurrence of gold within chalcopyrite, together with magnetite and pyrite, suggests that the gold was transported by the same fluids as the other metals and that this fluid was oxidized. Near-surface oxidation and supergene enrichment appear limited at Alumbrera. Consequently, the economic-grade sulphide mineralization extends upward almost to surface.

The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone. The leached zone contains oxide and carbonate copper minerals, including soluble species. Gold values appear largely unaffected by leaching. The sulphide-enriched zone is complex and contains chalcocite, .covellite, native copper and chalcopyrite in varying proportions. The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore. Leaching and oxidation near the surface generally does not extend to deeper than 30 m. Rare and erratic deeper oxidation is attributed to enhanced permeability caused by local fracturing and faulting. The corresponding underlying zone of supergene enrichment is erratic in its development, occurring at depths to 150 m in some places and being barely recognizable at all in others.

10.0 EXPLORATION

The mining rights to Alumbrera held by MAA are limited to a 2,000 m by 3,000 m rectangle (600 ha in size) approximately centred on the open pit. This area, referred to as the contract area, is just slightly larger than the ultimate pit rim dimensions. (The ultimate push back actually exceeds this area in one location but no ore is to be mined there, see Figure 10.1 below.) No exploration is conducted by MAA outside of the contract area.

Known mineralization in the pit has been fully delineated to the northwest and southeast. However, to the northeast, towards the crusher, and to the southwest mineralization is cut off by faults parallel to the dominant faulting direction seen in Figures 7.1 and 7.2. It is possible that a small amount of mineralization remains to be discovered in these areas if it can be shown that they have been down-faulted.

Since 1999, exploration efforts have been limited. In 2002 a small geophysical survey consisting of a limited amount of Induced Polarization surveying was conducted to look for disseminated sulphides in these areas. Results were not available at the time of Micon's visit although it is anticipated that a certain amount of diamond drilling will be required in the future to test this potential. It is not anticipated that any significant discoveries, with material impact upon the project, will be made here.

Because of the very limited area of mineral rights involved in the project and the dominance of that area by the Alumbrera pit, it is not anticipated that any other exploration will occur. Any exploration by MAA outside of the contract area would require a new agreement with YMAD.

micon INTERNATIONAL LIMITED | mineral industry consultants

Figure 10.1
MAA Contract Area and Final Pit Outline



72" Conveyor
Primary Crusher
Fresh Water
Open Pit Mine
Mine Haul Road
Existing Mine Access Road
2050 PL
Shrine
N
Mine Loop Final Location

Scale: Mine grid in 1,000 m squares (in blue)

11.0 DRILLING

11.1 DRILLING CAMPAIGNS

The Alumbrera project has been worked by at least four different companies and with numerous drilling campaigns since YMAD commenced work in 1969. Both RC and diamond drilling has been performed. The database is composed dominantly of diamond core data, however. The drilling campaigns are summarized in Table 11.1, below.

Table 11.1
Alumbrera Project Drilling Summary

Campaign	Type	Number of Holes	Assayed Metres
YMAD	DDH	71	18,970
IDEMSA*	DDH	28	1,295
Musto	DDH	20	7,311
MAA – 1995	DDH	35	11,967
MAA – 1998-1999	DDH	17	11,146
Total DDH (without IDEMSA)		143	49,394
MAA – 2002*	DDH	14	6,390
MAA – 1995	RC	17	1,126
MAA – 1997-1998	RC	110	11,613
MAA Metallurgical –1998-1999	RC	5	962
Total RC		127	13,701
Grand Total for ALUF Model **		270	63,095

* 2002 drilling not available for June 30, 2002 Ore Reserves. Used as basis for the new ALUG model.
** Total for ALUF model does not include 2002 diamond drilling

The MAA diamond drill programs were completed using both NQ- and HQ-sized core (47.6 mm and 63.5 mm core diameter, respectively). The drilled lengths of each size of core used by MAA are set out by drill campaign in Table 11.2, below. Drill core sizes for the earlier programs are not known with certainty as no records exist. Verbal communication with ex-Musto geologists indicates that standard HQ and NQ core sizes were used. MAA's RC holes were drilled with a 9 inch diameter bit.

Table 11.2
MAA Drill Core Size Used, Summary to 1998

Campaign	Length HQ (m)	Length NQ (m)
MAA – 1995	3,500	8,467
MAA – 1998	5,100	6,046

The 270 holes listed above are drilled on a nominal 50 m by 50 m pattern over the entire deposit. However, due to shorter lengths of some holes, this density decreases somewhat at the deepest pit elevations. All holes were drilled on sections oriented N75°/N255°, with dips varying between vertical and minus 60°. This orientation was chosen so as to best outline faults in the

dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

Since the 1998/99 Resource Definition Drilling Program, it became apparent that a few more holes would be necessary in order to increase data density at the deeper elevations of the pit. This was required in order to improve geological controls on the model and to upgrade some of the indicated resources to the measured category based on the ALUF model and kriging variances seen during grade interpolation. It was decided that 14 additional holes, a combination of 200-m long HQ and 400-m long NQ holes, would be drilled to fill in areas of low confidence. These had been completed at the time of Micon's visit (the MAA 2002 program) but were not included in the June, 2002 ore reserve estimate. Due to constraints placed on drilling locations by pit bench development eight of the MAA 2002 holes were drilled at -45°, some of which flattened to –30° at depth.

The MAA 2002 drill holes form the basis of the new ALUG geological model, which was used for the December 31, 2003 ore reserves and the grade control model after September, 2002. There is no known requirement for further drilling of the existing resource. A minor amount of exploration drilling may still required near the edges of the pit as discussed in Section 10.0 above.

Core recovery was generally very good except in the Rubble Zone geotechnical domain, where the core is badly broken up. The Rubble Zone is best illustrated in the photographs in Figure 17.9b in Section 17.1.6 below where a grindability model for the deposit is discussed.

11.2 DRILL HOLE LOGGING

11.2.1 Geological Core Logging and Interpretation

Drill core was logged in order to collect sufficiently detailed data to allow immediate definition of the mineral resources and, also, to collect data that would be useful in guiding any future geological studies of the Alumbrera orebody. In addition to descriptive records, photographic records of all core were kept.

The drill core was logged at the core logging and storage facility at the Alumbrera mine, a metal roofed, open-sided structure protected by a weather-proof semi-transparent fabric hanging from the sides of the building. All logging was completed in digital format, with data entry directly onto Hewlett Packard HP 360LX palmtop computers. Logging was completed on either sawn or un-sawn core, depending on the logging and sampling priorities at the time.

Log descriptions were made on 3-m lengths of core corresponding to the sampled intervals using a set of standard codes to describe the lithological, textural and mineralogical characteristics. Within each 3-m length, the location of specific geological features such as veins, faults or intrusive contacts was noted.

Since a large number of geologists have worked at Alumbrera during the Musto, MIM and MAA exploration programs, there has been an evolution of geological models as more data have become available. As a consequence, a wide variety of geological interpretation is represented in the written drill logs.

As part of the 1998/99 exploration program conducted in preparation for the then new ALUF geological model (described below), a significant effort was placed on a program of careful reinterpretation of the drill hole database. This effort paid particular care to ensuring that lithology and alteration were well defined and that lithologic continuity between drill holes of differing campaigns was maintained, if such continuity existed.

Magnetic susceptibility measurements were also taken on all sampled intervals of core. Measurements were taken every metre using a hand-held Geoinstruments susceptibility meter. Measurements were taken by holding the core in the operator's hand, away from any potential magnetic interference.

11.2.2 Structural and Geotechnical Core Logging

In addition to the geological core logging, structural observations and geotechnical features of the rock mass were also recorded. Structural information was initially collected using oriented drill core in order to determine the exact orientation of the main faults, veins and joint sets. However, the use of oriented drill core was abandoned after three holes due to repeated poor results. Geotechnical information collection concentrated on the description of general rock mass characteristics rather than the carefully defined structural data.

11.2.3 RC Drill Hole Logging

All RC holes are geologically logged. When sampled for assay a small subsample of chips from each 3-m sample run was retained in small plastic "chip boxes" designed for the purpose and logged for rock and alteration type using similar criteria as for core logging.

11.2.4 Blast Hole Logging

During sampling of each blast hole, described below, drill hole cuttings are sampled and bagged by the sampling crew for later geological description by a geologist. Blast hole data are used for the grade control block model but are not used to estimate in situ reserves. The grade control model is used to estimate grade for the stockpile reserves.

12.0 SAMPLING METHOD AND APPROACH

12.1 DRILL CORE

During logging, the MAA geologist selects the portions of each hole to be sampled based primarily on mineralization. Using visual inspection, the location of the 0.15 % copper boundary would be estimated and sampling would commence approximately 50 m before this estimated position. This procedure was deemed to be a reasonable compromise between minimizing analysis costs for the unnecessary assaying of essentially barren core and providing enough information upon which to estimate the low-grade halo around the deposit.

Samples were selected on 3-m intervals regardless of lithologic contacts and geological variation in the core. Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained for future reference. All sampling and core storage took place at the core logging facility.

12.2 RC SAMPLES

RC samples were collected in the field, at the drill rig, over 3-m intervals. 20 kg samples are collected after being split in the ratio 3:1. The samples were collected with a MetalCraft sampler employing an automated splitter. MetalCraft samplers use either conventional riffle splitters or a newly designed cone splitter, developed in conjunction with sampling expert Francis Pitard. Micon is familiar with Pitard's reputation and work and feels that either device is likely an acceptable sample reduction tool.

The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program in order to provide additional samples for check analyses or for bench-scale flotation testwork. The larger fraction was discarded after the completion of each program.

12.3 BLAST HOLE SAMPLING

MAA samples all blast holes in the open pit except when the geological supervisor considers it unnecessary (because of duplicate holes or close-spacing, for example).

One sample per hole is collected from the cone of cuttings surrounding the collar. Sampling is performed by cutting two opposing channels into the cone and through its full depth to the bench floor. A sample of approximately 15 to 20 kg is collected from one wall of each of the two channels. Samples are split in a Gilson splitter to ¼ of their original size (5 kg) and sent to the mine laboratory. For one in every five samples collected from the Phase 4 South and Phase 3 areas of the Alumbrera pit, a second sample split is collected from the Gilson splitter and sent to ALS Chemex in Mendoza for check analysis.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 SAMPLE SHIPMENT AND SECURITY

MAA's core logging and storage facility is located in the administration and warehouse building complex beside the concentrator. These facilities are located approximately 1 km behind the mine security gatehouse which is manned 24 hours a day, 365 days a year. The facilities are secure from entry by non-MAA personnel.

Exploration samples are shipped from this location using scheduled mine delivery trucks bringing in general supplies.

13.2 SAMPLE PREPARATION

Exploration samples are sawn (core) or split (RC) as described in Section 11 above and sent to ALS Chemex in Mendoza for further preparation and analysis. All exploration and duplicate blast hole samples are prepared using the same protocols as set out in Figure 13.1.

Figure 13.1
MAA Sample Preparation Flowsheet


Dry,
Jaw Crush to 100% -6 mm
Roll Crush to 100% - 2 mm
25 %
75 %
- 500 g retained and returned to MAA
- Remainder stored for 2 months at laboratory
Pulped to 85 % -200 mesh
Back up sample retained at laboratory for referee analysis
Analytical Sample
(Au - 50 g, Fire Assay)
(Ag, Cu - 1 g, Flame AAS)
Pulp retained at laboratory for re-assay as required

MAA's sample preparation laboratory followed a similar procedure for blast hole samples submitted to it for analysis.

13.3 SAMPLE ANALYSES

Exploration samples were analysed for gold using a 50-g fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead. This method has a detection limit of 0.01 ppm and is suitable for the low gold grades seen at Alumbrera. Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS. The detection limit for copper and silver by this method are 100 ppm and 1.0 ppm, respectively. Silver values are not checked by fire assay methods since they are not reported in the ore reserve and form a minor portion of the total value of minerals recovered.

Minor element analyses have been routinely carried out on approximately 10 % of samples in order to determine background levels of elements of interest within the ore and surrounding waste rock of the orebody. These analyses were intended to determine base line quantities of potentially toxic metals that could be potentially released into the environment. Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc. Additional sampling was conducted in areas identified to have lead- and zinc-bearing veins.

Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit in order to assist in the prediction of acid mine drainage potential, as well as to predict rougher and cleaner cell loads within the concentrator while treating certain ore types. Sulphur was determined through a Leco infrared detection of sulphur dioxide from combustion of sulphide.

Assay results were reported by ALS Chemex by both fax and e-mail. Signed assay certificates are available at Alumbrera for review.

13.4 QA/QC PROGRAMS

The program set up to monitor the quality of the assay database consisted of the following procedures.

- The use of internal standards by the laboratory.
- The use of MAA submitted standard samples with each sample batch.
- Regular re-analysis of pulps by the laboratory.
- Re-analysis of pulps as requested by MAA.
- Check analysis of randomly selected pulps by a second laboratory.
- ¼ core re-sampling of selected sample intervals mixed with each batch.

13.4.1 Laboratory Standards

As is not surprising the results for the two ALS Geolab standards show tight control over the analytical process and that reasonable accuracy was maintained through out the program. Results would not have been released if there were a problem. MAA reports that a review of the full quality control data show similar results and indicate that there has been no significant systematic underestimation of copper and gold values. This observation is supported by the good reconciliation of ore reserve tonnage and grade to the mill.

13.4.2 MAA Standards

In addition to the ALS Chemex laboratory standards used, MAA submitted its own standards with each sample batch. Appropriate standards were selected from a group of seven available, which would cover the range of gold and or silver values expected in each sample batch. The use of multiple standards aids in determining analytical precision near cutoff and at higher grades.

MAA tracked the response of all standards used over the life of the exploration sampling program using tables and graphs to show the response of the samples over time and to track batches with quality control problems so that the laboratory could be approached for a response.

Of all the standards used, only one, A996, has raised any concern with respect to analytical precision or accuracy. This standard was selected as a medium range base metal and gold standard. While the copper response has consistently fallen within what MAA considers the acceptable range (defined by the nominated Standard Assay plus or minus 10 %), gold has behaved more erratically. MAA now considers it to be of questionable use as a gold standard. In all, the standard has failed tolerance limits in seven of the 16 sample batches in which it was used. In these sample batches, the laboratory standards, and other standards analysed have reported acceptable values, so that MAA feels that there is no reason for concern regarding sample accuracy in these batches. The reasons for the poor response are unclear. However, the high sulphide matrix of the sample makes fire assay cupellation difficult and this could be leading to the problem.

13.4.3 Laboratory Duplicates

ALS Chemex reassayed approximately 10 % of samples for both copper and gold as part of its QA/QC program. MAA has estimated precision by dividing the difference between the original and duplicate assay by the average of the two assays and expressing this as a percentage.

The precision for copper analyses was good, with 97 % of samples having a percentage difference better than plus or minus 10 %. The precision for the gold analyses is less than that of copper. Overall, 69 % of samples fell within plus or minus 10 % of the original assay. Some of this variation is probably explained by the large number of assay results which were close to the detection limit of the method used. In these situations, minor variations in the assay will result in a large precision error. The check data were separated into two grade populations, one above

and one below 0.2 ppm Au. For samples below 0.2 ppm Au, 66 % fell within plus or minus 10 % relative difference, while the other population showed 72 % within plus or minus 10 %. Therefore, while analytical factors are contributing to the poorer repeatability of gold assay results at Alumbrera, natural short range variability in gold grades is also an important factor introducing errors into gold estimation.

13.4.4 MAA Selected Reassays

MAA selected samples for reanalysis after entry of assay data and comparison of results to drill log descriptions and neighbouring geochemical trends. Any results determined to be anomalous or unexpected were selected for reassay by ALS Chemex. Upon receipt of the new assay the geologist would then make a decision whether to accept the reassay or to use the original data.

13.4.5 External Laboratory Reassays

MAA runs a program of submitting selected group of samples for analysis at a second referee laboratory. These samples are chosen randomly from seven copper grade ranges so that high, medium and low grade analyses are checked. For the 1998/99 drill program, a total of 309 samples (approximately 1 % of the total) were selected and sent to Bequerel laboratories of Sydney, Australia for gold analysis and to Analabs of Townsville, Australia for copper and silver analysis. A separate laboratory was chosen for the analysis of gold and silver, in order to use Neutron Activation Analysis (NAA) for gold determination. NAA was chosen because of the technique's high sensitivity regardless of sample matrix, and because of simple preparation and analytical procedures which reduce the potential for introduced preparation and analytical errors.

The results showed good overall and range by range correlation between the ALS Chemex fire assay data and the Bequerel NAA data, with an overall correlation coefficient of 0.94 and no apparent systematic bias. The basic population statistics for the two datasets are set out in Table 13.1.

Table 13.1
Population Statistics Comparison with Referee Laboratory, Gold Analyses

	ALS Chemex	Bequerel
Mean	0.45	0.46
Standard Error	0 02	0.02
Median	0 35	0.36
Mode	0 17	0.20
Range	2.97	2.64

The referee analysis for copper and silver were conducted using the ICP-OES technique. Analabs and an ICP analysis were chosen based on the generally poor results for base metals determination using NAA. The results show that the Analabs data have a larger proportion of samples in the lower grade ranges. In the ALS-Chemex data, 56 % of samples were less than 0.4 % Cu, while only 51 % of the Analabs results fell within the same grade range. This

indicates a slight positive (+5 %) bias by ALS relative to Bequerel in samples less of than 0.4 % Cu.

Similarly, there were almost twice as many samples greater than 1.0 % Cu in the ALS-Geolab results compared to the Analabs data, although the Analabs data did contain a number of samples slightly below the 1.0 % Cu limit. Overall, there appears to be a slight relative bias towards higher copper grades in the ALS Chemex dataset for samples containing greater than 1 % Cu. The basic population statistics for the two datasets are set out in Table 13.2.

Table 13.2
Population Statistics Comparison with Referee Laboratory, Copper Analyses

	ALS Chemex	Analabs
Mean	0.43	0.40
Standard Error	0 01	0.01
Median	0 39	0.37
Mode	0 38	0.36

13.4.6 Duplicate Quarter Core Samples

The results of the ¼ core re-sampling program show relatively poor agreement between original and second gold assays, with a best fit line to an x-y plot of $y = 0.75x + 0.08$, $R^2 = 0.64$. However, very good agreement was found between original and second copper assays with a best fit line to an x-y plot of $y = 0.85x + 0.04$, $R^2 = 0.92$. The copper data indicate there has been little or no sample handling error by the laboratory but the gold data indicate a fair degree of short-range variability in gold assays.

The QA/QC program designed by MAA is a basic industry standard program, although field blanks (unprepared blank samples) and blank standards (matrix matched pulps with nil gold) were not submitted. Such samples are useful in detecting contamination in the sample preparation area and contamination of reagents or mixing up samples in the laboratory, respectively. While these steps were omitted, the Alumbrera deposit is of low gold grade and the gold tends to be fine and encapsulated in chalcopyrite. As such, it likely will not experience serious contamination problems. The close overall reconciliation of the ore reserve estimates to the milled tonnes and grade, as discussed in Section 17.3.4, Production Reconciliation, lends confidence to the quality of the database used to estimate the ore reserves.

13.5 LABORATORY CERTIFICATION

ALS Chemex claims that its laboratories "operate according to the guidelines set out in ISO/IEC Guide 25 - "General requirements for the competence of calibration and testing laboratories"" and that it ensures "compliance to the ISO 9002 standard adopted by the company". ALS Chemex has attained ISO 9002 registration at all of its North American and Peruvian laboratories, as well as the Brisbane, Australia site. ALS Chemex is currently working towards accreditation to ISO 17025, the replacement for Guide 25. It is NATA-registered in Brisbane

and participates in a number of external round robin monitoring programs, including Geostats and Canmet's Proficiency Testing Program.

The MAA mine laboratory, like most mine laboratories, is not certified. It does, however, engage in a program of cross submission of pulps with ALS Chemex as a check procedure.

14.0 DATA VERIFICATION

14.1 DATABASE VALIDATION

The Medsystem software, like most modern mining software, has built-in checks for consistency of the database in order to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors. These checks were employed. All assays over 1 % Cu and 1g/t Au were flagged by Medsystem and manually checked for accurate entry. All drill holes are paper plotted on section and visually checked for unusual collar location and drill hole orientation or unusual assay patterns/values. A checklist is used before proceeding to interpolation.

14.2 INDEPENDENT REVIEWS

MAA has retained outside expertise to advise on the construction of the block model and grade interpolation. Gary F. Raymond, P.Eng., of Summerland, B.C., a consulting engineer in the field of applied mining geostatistics, has provided this advice. Raymond reviewed the drill spacing and parameters for orebody modelling used in the ALUF model and has performed cross checks on the model.

In reviewing the ALUF model, Raymond examined biasing in the assay databases. While a minor bias was identified between the drill hole and blast hole gold assays, used in the reserve and grade control models, respectively, a significant low bias in copper assays was discovered in the IDEMSA drilling. Acting upon Raymond's recommendation, the IDEMSA drill results have not been used for grade interpolation.

In a later review of the ALUG model, with further drill data from the 14 new holes, Mr. Raymond came to the conclusion that there was no significant bias in either copper or gold grades between the YMAD drilling and later drill hole samples. He also determined that, while there is a slight bias in gold assays from blastholes at grades higher than 0.80 g/t, the drill hole gold samples agree with the mill head grades and there is no problem with exploration drill gold grades. The IDEMSA holes are still regarded as unreliable.

Raymond also verified and audited the database and block model using his own statistical checks, jack knifing programs and section plotting to validate information.

14.3 MICON'S REVIEW

Micon did not collect any samples to verify the gold-copper mineralization at Alumbrera. Alumbrera is a copper-gold mine operated by MAA. MAA is owned by MIM, BHPB and WRM. It has been in continuous operation for five years producing gold and copper-gold concentrates. There can be no doubt as to the presence of copper and gold in the Alumbrera deposit. The collection of a few samples would have merely confirmed this and would not have confirmed the grade of the ore reserves.

Micon visited the Alumbrera open pit twice during the site visit in order to view mineralization in place, exposed in pit development. Micon also viewed several mineralized drill intersections laid out at MAA's core logging facility.

MAA also reconciles its ore reserve block model to concentrator production and the grade control block model on a regular basis. This reconciliation is discussed in the Mineral Resources and Mineral Reserves section below.

15.0 ADJACENT PROPERTIES

The mineral properties being evaluated here are limited to the mineral rights of the 600 ha contract area with YMAD and surface access rights to a much larger surrounding area for plant infrastructure. The currently planned Alumbrera pit occupies most of the contract area. Any additional mineral or exploration rights would require a separate agreement with YMAD.

As such, any adjacent properties have no material effect on the opinions offered herein.

YMAD has performed exploration work of its own on nearby properties with no current economic success. However, details of this work are not known.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 INTRODUCTION

The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship. Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite. As a classic porphyry copper-gold deposit, it was expected that the ore should respond to conventional sulphide flotation for recovery of gold-bearing copper concentrate.

In addition to establishing the main metallurgical and process design criteria, issues addressed by the testing are: orebody hardness variations; copper selectivity in the presence of pyrite (concentrate grade), while maximizing gold recovery; orebody recovery-concentrate grade relationship variations.

As a project now in its fifth full year of production, there is a wide range of metallurgical testing and operating experience available and planned, including:

- Original feasibility studies and process design laboratory and pilot scale testing.
- Post-commissioning laboratory and plant scale process optimization.
- Post-commissioning laboratory testing and simulation studies in support of strategic planning and development.

16.2 FEASIBILITY STUDIES AND PROCESS DESIGN

The original testing was carried out in four phases from 1992. Samples for metallurgical testing were obtained from surface trenches, shafts, exploration drill core and metallurgical drill core. Due to the variety of samples, different test methods were used to complement and validate the results. However, the methods and procedures are standard and appropriate, and the work was conducted by experienced, reputable organizations.

16.2.1 Phase 1

Lakefield Research (Lakefield), Canada (for laboratory testing) and Centro de Investigaciones Metalurgicos y Mineralogicos (CIMM), Chile (pilot plant testing) conducted the Phase 1 studies on surface bulk samples. Although oxidation and secondary copper mineralization affected the flotation results, and the samples represented only two of the four rock types identified in the geological model, the work established the amenability of the material to semi-autogenous (SAG) grinding without pebble crushing.

16.2.2 Phase 2

Lakefield and G & T Metallurgical Services Ltd. (G & T), Canada conducted laboratory testing on 17 near-surface and deep drill hole samples, which represented the four rock types. The work confirmed that 90 % copper recovery and 70 % gold recovery to a 27 % Cu concentrate were achievable. Primary grind and regrind sizes were established. Rock breakage and grindability testing was conducted by third parties.

16.2.3 Phase 3

Lakefield and G & T conducted laboratory testing on seven drill holes that represented the four rock types and earlier core (10 to15 years old) representing all four rock types and average grade in the five-year pit. Coarser primary grind, high lime addition and cleaner cell type were investigated.

16.2.4 Phase 4

G & T (laboratory testing) and CIMM (pilot scale) conducted further testing of the five-year pit drill core composite, a near surface shaft sample and a metallurgical drill core that represented three rock types. Flotation testing investigated reagents, lime addition, water recirculation and rougher cell type. Gravity gold recovery, and copper concentrate thickening and filtration were investigated. The feasibility study flowsheet was finalized.

16.3 PROCESS OPTIMIZATION

Since commissioning of the operation, MAA has conducted an ongoing program of laboratory and plant testing and optimization, aimed primarily at increasing metal recovery and lowering cost through economies of scale and improved technology. Micon understands that this testing investigated areas including reagent control, pH, primary grinding and regrinding operations, and rougher and cleaner circuit operation.

MAA's May, 2002 LOM Plan indicates that gold recovery, both from the gravity circuit and to copper concentrate, will be an area of major effort in 2003 and 2004. The focus for gravity recovery will be on operations and equipment and, for concentrate recovery will be on reagent types and pH control. In addition, MAA has outlined a comprehensive program of plant trials and surveys which, in effect, are a continuation of the work conducted to date aimed at further increasing metal recovery and lowering cost.

16.4 STRATEGIC PLANNING AND DEVELOPMENT

Deep ore samples were tested in 1999 to provide better data for analysis of future ore treatment options. The work was by AMDEL (comminution), JKMRC (comminution simulation) and G & T (flotation) and was reviewed by the owners' technical representatives.

In general, the results confirmed the feasibility study assumption that the ore is more competent and harder at depth. Also, the results confirmed the expected metal recovery from porphyry ore types. However, it was found that copper and gold recoveries from the andesite ore are lower than were assumed for the feasibility study. Further work to investigate andesite copper and gold recoveries was recommended.

Micon notes that capital has been allocated in the 2002 LOM Plan for continued research on optimization of copper and gold recoveries from low grade stockpiled ore, which is scheduled to be processed in 2011 and 2012.

16.5 SUMMARY

Metallurgical testing for the feasibility study confirmed the amenability of the orebody to conventional copper porphyry processing. Although the program, possibly, was not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design. These criteria have been generally confirmed by operating experience to date.

As a result of its strategic planning, MAA decided, in 2001, to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the LOM. Based on its operating experience to date, MAA has not increased the capacity of the flotation circuit or other areas (see Section 19.2 for more details of the expansion).

Together with the feasibility study testing, post-commissioning operating results and process optimization, it appears that an adequate and comprehensive program of testing and study has been conducted in support of the recent expansion and the LOM Plan. Although Micon has not directly verified the results, it is understood that all of the work has been subject to review by owners' representatives and third party specialists.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MAA estimates and reports its mineral resources and mineral reserves using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code), the Australian, BHPB and MIM standards.

The following is reproduced from the 1999 JORC Code:

"A ***'Mineral Resource'*** is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

"An ***'Inferred Mineral Resource'*** is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

"An ***'Indicated Mineral Resource'*** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

"A ***'Measured Mineral Resource'*** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

"An ***'Ore Reserve'*** is the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments

demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

"A ***'Probable Ore Reserve'*** is the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

"A ***'Proved Ore Reserve'*** is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified."

17.1 MINERAL RESOURCE ESTIMATION METHODOLOGY

To date, MAA has used several different models (designated A through G) to estimate the mineral resources at Alumbrera. At the time of Micon's visit in October 2002, the current model in use was referred to as ALUF. This model was used to estimate the December 2001 ore reserve statement and the June, 2002 ore reserves used in the LOM plan. Previous models have used inverse distance weighting to perform grade interpolation and will not be discussed here since they have not been employed for resource estimation since 1998.

A new and improved variant of the ALUF model, called ALUG, had been prepared and was being tested at the time of the visit. ALUG had not yet been presented to the MAA joint venture partners and therefore, it could not be shown to Micon. The ALUG model is now complete and has been tested. It was used to prepare the December, 2002 reserve statement. Micon has now reviewed the differences between the ALUF and ALUG models. Both ALUF and ALUG will be discussed here.

17.1.1 ALUF Reserve Block Model

The ALUF model was created using geostatistical methods based heavily on the recommendations and findings of Gary Raymond's work. Block model interpolation was extended to 1900m RL. (bench 1897), 150 m below the previous ALUE model bottom (2050m RL.)

The grades were interpolated using a database comprising approximately 53,000 m of diamond drilling and 14,000 m of RC drilling. All IDEMSA holes and the 1999 RC metallurgical drilling results were discarded and not used.

The new information gained since construction of the ALUF model has allowed for reinterpretation and refining of the geological model, including rock type, grade zone and alteration domain boundaries used in the interpolation process. Grade estimation was performed on a geologically constrained block model using ordinary kriging methods and parameters proposed by Gary Raymond. A complex system of hard and soft domain boundaries has been used to control interpolation.

Domain Modelling and Geological Interpretation

Prior to domain modelling, all assay results and geological information are plotted onto vertical sections oriented N75°E and located 50 m apart, coinciding with the exploration drilling grid. Once plotted, the sections are interpreted by hand, digitized and then wireframed to create 3D solids for each domain.

The wireframed solids are plotted on bench plans where they are checked for consistency and geological sense. At this time the solids are also smoothed to compensate for differences in interpretation on each individual section.

The ALUF model uses a scheme for coding the different identified geological domains in the deposit. The names have been selected so as to optimize the grade interpolation work. The geological codes used at Alumbrera are summarized in Table 17.1 below. The solids created are used to assign the geological codes to the block model. "Centre of the block" criteria were used for assigning a code to each block in the model. Horizontal outlines were created and used for tagging the composites.

Geotechnical data collected during logging are also used as tags or variables in that are applied to the sample intervals, composites and blocks in the model. These were not used for grade interpolation but are available for other characterization of ore types.

Table 17.1
Alumbrera Geological Codes

ROCK TYPE	CODE	GRADE ZONES	CODE
Colluvial Deposit	60	Country Rock Domain	90
Los Amarillos Porphyry	61	Feldspar Destructive Domain	91
Mineralized Porphyry (P2 & P3)	62	Mineralization Boundary 0.0 % Cu	92
Late Porphyry Dyke	63	External 0.15 % Cu Envelope	93
Late Porphyry 3 (North Porphyry)	65	Lower Grade Halo	94
Andesite	70	Barren Core	95
North Andesite	71		
ALTERATION TYPE	**CODE**	**FAULT ZONES**	**CODE**
Leached Zone	31	SW of Steve's Fault, W of Gypsum Fault	101
Enriched Zone	32	E of Steve's Fault, W of Gypsum Fault	104
Fresh Zone	33	E of Gypsum Fault	105
METALLURGICAL DOMAINS	**CODE**		
Andesite no Rubble Zone	50		
Andesite Rubble Zone	51		
Los Amarillos	52		
Porphyry 2	53		
Porphyry 3	54		
Dikes & Barren Core	55		

Sample Data

All sample intervals within the extents of the block model were loaded into a data file along with associated variables. The 1998 drilling campaigns provided only copper and gold values and no specific gravity results were loaded for these campaigns. Point load index and magnetic susceptibility were loaded where they were available from earlier campaigns. The variables created in data file are set out in Table 17.2 below.

Table 17.2
Assay Record Variables

Variable	Description
From, to, -Al-	Sample location information
Cu	Total copper %
Au	Au g/t
SolCu	Soluble copper
SG	Specific Gravity (where available)
PLI	Point Load Index on intact rock (assigned to assays interval)
MAG	Magnetic susceptibility
ROCK1	Rock Type (ALUE)
ALTR1	Alteration Type (ALUE)
GRAD1	Grade Zone (ALUE)
FAUL1	Fault Zone (ALUE)
DHTY	Drilling Campaign (ALUE) 1 = YMAD, 2 = IDEMSA, 3 = MUSTO, 4 = Alumbrera DDH 95, 5 = Alumbrera RC 95 6 = Alumbrera RC 97, 7 = Alumbrera RC 98 8 = Alumbrera DDH 98
ORE	Flag for to use or not the assays. 1 = Sample to be used 0 = Sample to be discarded.

Compositing

All assays were composited to the bench height (17 m vertical) without geological restriction using Medsystem® programs. As described above, the IDEMSA holes and the 1999 RC metallurgical holes were not used in the calculation of composites. Sample composites with lengths less than 7.5 m were not included for use in grade interpolation.

Geological tagging of the composites was done using VBMs (horizontal Medsystem® geological outlines), which were constructed from the 3D wireframes. The variables created and assigned as tags to the composites are set out in Table 17.3 below.

Table 17.3
Assay Composite Variables

Variable	Description
East, North, Elev:	Composite location
To, Lngth	Composite location information
Cu	Total copper %
Au	Au g/t
SolCu	Soluble copper
SG	Specific Gravity (where available)
PLI	Point Load Index on intact rock.
MAG	Magnetic susceptibility
ROCK	Rock Type (Table 17.1)
ALTR	Alteration Type (Table 17.1)
GRAD	Grade Zone (Table 17.1)
FAULT	Fault Zone (Table 17.1)
DHTY	Drilling Campaign (ALUE) 1 = YMAD, 2= IDEMSA, 3= MUSTO, 4 = Alumbrera DDH 95, 5 = Alumbrera RC 95 6 = Alumbrera RC 97, 7 = Alumbrera RC 98 8 = Alumbrera DDH 98
ORE	Flag for to use or not the composite. 1 = Sample to be used 0 = Sample to be discarded.
ZONKR	Flag for changing the kriging search orientation

Block Model

A block model, some 3,000 m x 2,700 m x 1,020 m in size, was created for Alumbrera. The block model extents created for the deposit are set out in Table 17.4, below

Table 17.4
Block Model Extents

East	38200 - 41200
North	76500 - 79200
Elevation	2849 - 1829
Interpolated Benches	2645 - 1897

The individual block size is 20 m wide x 20 m long x 17 m high. This block size is the same as the selective mining unit (SMU) and the bench height in the pit.

As in the assay and composite files, various tags are added to the block model. The variables used in the ALUF 1999 model, the first year it was used, are summarized in the Table 17.5 below.

Table 17.5
Block Model Variables

TOPO	Percentage of topography December 31st 1998
TOPOL	Percentage of original topography
PIT1	Percentage within pit 810, and Dec.98 surface, just for comparisons
CUKRG	Interpolated Copper Values, Kriging algorithm
AUKRG	Interpolated Gold Values, Kriging algorithm
VAR	Kriging Variance
ZONKR	Zone for Kriging.
CATEG	Resource Category, Measured = 2, Indicated = 3, Other = 4
RECCU	Calculated with April 6th, 1999 curves
RECAU	Calculated with April 6th, 1999 curves
OTLP	Ore Type: 1:waste, 2:low, 3:medium, 4:millfeed. April, 1999 cutoff table
CDIST	Distance to the closest composite
NCOMP	Number of Composites used for interpolation
ROCK	Rock Type, Table 17.1
ALTR	Alteration Type, Table 17.1
GRAD	Grade Zone, Table 17.1
FAULT	Fault Zone, Table 17.1
METAL	Metallurgical Domains, Table 17.1
SG	Specific Gravity, Table 17.10
EQCU1	CuKrg + 0.55AuKrg, used just for comparisons against ALUE model
EQCU2	Calculated with April 6th, 1999 curves
EQ$$	Blank
EXTR2	Rubble Zones
EXTR3	P2 Porphyry
ORE	Blank

Different variables, such as more recent surveys or different copper equivalency calculations, can be added and used each year. In 2001, a true payable copper equivalency variable, EqCu5, was added to the block model for use in grade control decision making, for example, the stockpile on which a truckload of rock delivered to the pit rim should be placed.

Grade Interpolation

Grade interpolation was performed using the ordinary kriging algorithm in Medsystem®, employing search and variogram parameters based on an analysis and recommendations made by Gary Raymond. Blocks outside grade zones 93 and 94 had their grades reset to zero, as did blocks with a kriging variance equal or greater than 0.32.

The variographic analysis identified the requirement for the use of different kriging zones within the main mineralized porphyry and in the surrounding andesite. Seven kriging zones were established, one covering the main mineralized porphyry and the Northeast, East, Southeast, Southwest, West and Northwest zones within the andesite, as shown in Figure 17.1, below.

Figure 17.1
Alumbrera Kriging Zones


Northwest
Northeast
West
East
0.15% Cu Envelope
Porphyry Contact
Southwest
Southeast
BENCH 2373
KRIGING ZONES

For the main mineralized porphyry, the search and variogram parameters used are set out in Tables 17.6 and 17.7, below.

Table 17.6
Search Parameters

Search distance on Easting :	225 m
Search distance on Northing :	225 m
Min number of composites :	5
Max number of composites :	10
Max number of composites per hole :	3

Table 17.7
Variogram Parameters

Model type	Spherical
Nugget	0.1
Sill	0.5
Range along major axis	450 m
Range along minor axis	170 m
Range along vertical axis	650 m
Direction of major axis in Grade Zone = 93	150 °
Direction of major axis in Grade Zone = 94	170 °
Plunge of major axis	0
Dip easterly	0
Distance along major axis	225 m (Half variogram range along major axis)
Distance along minor axis	85 m (Half variogram range along minor axis)
Distance along vertical axis	325 m (Half variogram range along vertical axis)
Anisotropic distances	Yes
Block discretization	4 x 4 x 1

Because of the relatively large size of the blocks in comparison to the data spacing, discretization was employed in the grade interpolation. This process is often used on blocks where the distance from one corner of the block to a data point is significantly different from another corner. In these cases, a series of points is established within each block and separate grades are estimated for each. The grade of the block is then determined from these separately estimated points, usually by arithmetic average.

For the andesite and Los Amarillos Porphyry the same search and variogram parameters were used, but the searching directions were adjusted so as to be parallel to the Mineralized Porphyry-Andesite contact. The search azimuth parameters for the six kriging zones created in the Andesite-Los Amarillos domain are set out in Table 17.8.

Table 17.8
Andesite Kriging Zones, Search Azimuths

Zone Northeast		**Zone East**	
Direction of major axis (azimuth)	150 °	Direction of major axis (azimuth) :	010 °
Plunge of major axis :	0 °	Plunge of major axis :	0 °
Dip easterly :	0 °	Dip easterly :	0 °
Zone Southeast		**Zone Southwest**	
Direction of major axis (azimuth) :	085 °	Direction of major axis (azimuth) :	150 °
Plunge of major axis :	0 °	Plunge of major axis :	0 °
Dip easterly :	0 °	Dip easterly :	0°
Zone West		**Zone Northwest**	
Direction of major axis (azimuth) :	180 °	Direction of major axis (azimuth) :	045 °
Plunge of major axis :	0 °	Plunge of major axis :	0 °
Dip easterly :	0 °	Dip easterly :	0 °

Figure 17.2 shows an example section through the ALUF block model and the distribution of estimated equivalent copper grades.

Figure 17.2
Example ALUF Block Model Section

Vertical cross section showing copper distribution


BOREHOLES
JUNE 1999 SURFACE
ULTIMATE PIT
0-0.15%Cu
0.15%Cu-0.30%Cu
0.30%Cu-0.60%Cu
0.60%Cu-1.20%Cu
>1.20%Cu

Equivalent copper block model under topographic surface (October 2001) based upon kriging algorithm for copper and gold.

Geological Domain Boundaries

All rock domains were considered hard boundaries, so that grades within the Mineralized Porphyry do not create blocks in the Andesite domain and vice versa. North Andesite and Late P3 were considered hard boundaries as well.

Within the grade zones, the 0.15 % Cu envelope was considered a soft boundary in one direction. This means that composites in the outer 0.0 % Cu envelope were allowed to create or influence blocks in the 0.15 % Cu domain, but the opposite was not allowed to occur. The remaining grade zones were considered hard boundaries.

In alteration domains, the leached domain was considered a hard boundary in both directions. The enriched and fresh zones were considered soft boundaries in both directions.

The Steve's and Gypsum faults were considered hard boundaries. The Colorado and 50-56 faults were not used as boundaries in this interpolation.

For storing of the kriging variance, only the faults and the Andesite-Porphyry contact were used as hard boundaries. The remaining domains were considered soft in all directions, in order to

have a better classification of the resource which is based on the kriging variance, as described below.

The relationship between these domain boundaries is expressed graphically in Figures 17.3 to 17.6 below.

Figure 17.3
Rock Domain (Composites Influence)


Mineralized Porphyry
Andesite – Los Amarillos
Late P3
North Andesite

Figure 17.4
Grade Domain (Composites Influence)


Country Rock
0.0%Cu Envelope
0.15%Cu Envelope
Low Grade halo
Baren Core

Figure 17.5
Alteration Domain (Composites Influence)


Leached
Enriched
Fresh

Figure 17.6
Faults Domain (Composites Influence)


W of Steve Fault
W of Gypsum Fault
E of gypsum Fault

Resource Classification

The mineral resources estimated for the Alumbrera deposit have been categorized into confidence levels (measured, indicate or inferred) based on the block kriging variance for each block in the model. As explained by Gary Raymond, kriging variance is normally calculated at the same time as kriged grade during modelling. It is dependent on sample spacing around the block being estimated and is a predictor of the mean squared estimation error. Kriging variance increases with sample spacing and with distance from nearby samples.

The variable, CATEG, in the block model was used to store each block's confidence level classification based on its kriging variance, and was coded as set out in Table 17.9 below.

Table 17.9
Block Classification Criteria

CATEG	Category	Comments
= 1	Waste	All blocks outside the 0.15 %Cu Envelope and Low Grade Halo (Grade Zone = 93 & 94) or within these domains but with an undefined kriging variance.
= 2	Measured	All blocks with a kriging variance ranged between 0.00 and 0.159 and within the 0.15% Cu Envelope and Low Grade Halo (Grade Zone = 93 & 94).
= 3	Indicated	All blocks with kriging variance ranging between 0.16 and 0.239 and within the 0.15 % Cu Envelope and Low Grade Halo (Grade Zone = 93 & 94).
= 4	Other	All blocks with a kriging variance ranging between 0.24 and 0.319 and within the 0.15 % Cu Envelope and Low Grade Halo (Grade Zone = 93 & 94).
= 5	Waste	All blocks with a kriging variance greater than 0.32 and within the 0.15 % Cu Envelope and Low Grade Halo (Grade Zone = 93 & 94).

Mr. Raymond is of the opinion that high kriging variance blocks are not inferred resources, rather they are just bad estimates and should not be used in economic studies. For this reason the "Other" category was created and no inferred resource has been reported. Only measured and indicated blocks are used for mine planning.

17.1.2 ALUG Reserve Block Model

Based in part on recommendations received in 2000, MAA drilled 14 new holes at depth below the Alumbrera pit bottom in order to upgrade as much mineralization as possible to the measured category. Two new PQ-sized geotechnical drill holes were also available for resource estimation. These new holes had been completed at the time of Micon's visit but had not been used in the final resource estimation runs using the ALUF model. They were used in part to

modify the ALUF model resulting in ALUG, which was being tested for possible future use at the time of the visit.

Several changes were made in the ALUG model parameters in order to reduce the large number run setups used in estimation with ALUF. These included:

- Leached material was not distinguished from Transition and Fresh. Previously the Leached material was constrained by a hard boundary. All of the leached ore has now been mined out and no longer affects grade interpolation.

- The ALUF model used a hard boundary at 78,200N to approximate the boundary between high-grade Mineralized Porphyry and lower-grade Late P3. Now the low-grade Late P3 has been moved out of Mineralized Porphyry, and included with Andesite + P1 instead. The Mineralized Porphyry boundary is now hard and used for the same purpose.

- ALUG run setups required Low Grade Halo and Barren Core to be contained entirely within Mineralized Porphyry bounds.

Set out below is a summary of the parameters used to estimate the ALUG model:

Compositing

- All IDEMSA and Met DHs were discarded as before.

- Intervals not assayed because of poor visual estimates were set to zero grade. All others ignored in compositing.

- Drill holes steeper than -45° were composited within 17 m bench RLs.

- Drill holes flatter than -45° were composited down-hole in 17-m increments.

- Composites with less than 8.5 m of assayed length were discarded.

- Composite grades capped at 2.0 % Cu and 2.8 g/t Au for kriging.

Hard and Soft Domain Boundaries

- Setups required Low Grade Halo and Barren Core to be contained entirely within Mineralized Porphyry.

- Hard boundaries were used on Gypsum and Steve's Faults in all runs, including kriging variance. Son of Steve's Fault was not used because of poor defined uncertainty about significant offset of mineralization.

- Hard boundaries used on Mineralized Porphyry/Andesite (including P1 and Late P3) contacts in all runs, including kriging variance.
- Barren Core, P4 Dikes and outside-the-0.15 %-Cu-envelope model blocks set to waste.
- P4 composites were not used in any estimates.
- Mineralized Porphyry set to include P2 and P3, with soft bounds between P2 and P3. P2 bounds are very irregular and were used only in assigning SG.
- Mineralized Porphyry model blocks estimated using only Mineralized Porphyry composites for kriged grades, but using also Low Grade Halo and Barren Core composites for kriging variance.
- Low Grade Halo model blocks were estimated using only Low Grade Halo composites for kriged grades, but using also Mineralized Porphyry and Barren Core composites for kriging variance.
- Andesite, P1 and Late P3 (all outside Mineralized Porphyry), were grouped together with soft bounds between them, and are referred to as Andesite. Andesite model blocks were estimated using composites of Andesite (all kriging zones), and outside the 0.15 %Cu Envelope, for both kriged grades and kriging variance.
- Composites outside outer 0.15 % Cu envelope were used to estimate Andesite, but model blocks outside 0.15 %Cu envelope were not estimated.

Variogram and Kriging

- Variogram parameters remained unchanged
- Ordinary kriging, with unchanged block size or discretization parameters.
- Kriging variance limits for Resource/Reserve classification remain unchanged.

Ellipsoidal Search with Parameters

- Minimum 3, maximum 10 composites per estimate
- Maximum 3 composites per DH
- 325 m search radius in major direction (strike horizontal)
- 225 m search radius cross-strike horizontal (1.44:1 ratio)
- 85 m search radius vertical (3.82:1 ratio)
- Azimuths for Variograms and Searches remain unchanged and the Kriging zones continue to be used. An eighth kriging zone within the Mineralized Porphyry but outside of the 0.15 % Cu envelope (the Low Grade halo) was used

Other

- The EqCu5 formula has been replaced with EqCu8 which uses somewhat different commodity price, recovery and cost assumptions.

Figures 17.7 And 17.8 below show two views of an example section (Section 47) through the ALUG block model. Shown are the distribution of estimated kriged copper grades (Figure 17.7) and the new "gained blocks" in the ALUG model colour coded by equivalent copper grades calculated using the EqCu8 formula (Figure 17.8).

Figure 17.7
Example ALUG Block Model Section Showing Kriged Copper Grades
(Section 47)


Original Topo-1996
Pit Final 806
0.15%Cu Boundary
Barren Core
CUKRG:
<0.15
0.15

Figure 17.8
Example ALUG Block Model Section Showing Calculated Equivalent Copper Grades
(Section 47)


Gained Blocks
"Air" faked blocks
New blocks in and out of the final pit
<0.1
0.32

17.1.3 Treatment of High Grade Assays

Based on Gary Raymond's analysis of bias between drill campaigns and grade estimation differences between the ALUF ore reserve model, the grade control model and his conditional simulation, it was recommended that drill hole composite assays be top cut to 2 g/t Au, the 98th percentile of the population distribution. No top cutting of copper composites was recommended for ALUF.

Several of the 14 new drill holes used in the ALUG model were oriented in such a manner as to be paralleling some massive chalcopyrite veins, in the high grade area, as the holes flattened. As a result several very high copper and gold assays were encountered, particularly in one hole (maximum values of 3.92 % Cu and 6.38 g/t Au). In the ALUG model it was decided to cap copper at 2.0 % and gold at 2.8 g/t in these 14 holes. This capping was applied to 5 copper composites and 4 gold composites and affected only material on the upper remaining benches that was well within previous ultimate pit designs.

MAA has accepted these recommendations and is following them.

17.1.4 Bulk Density

MAA has an extensive database of specific gravity measurements made on whole core using the wet balance (or weight in air/weight in water method). A total of 410 specific gravity measurements were taken in the Musto drilling program and an additional 3,626 measurements were made in the MAA 1998/1999 drilling campaign.

Specific gravity measurements in this historical database are averaged by rock and mineralization type to give an average bulk density for each of the principal mineralization styles/lithologies seen in the deposit. Copper and gold grade distributions were seen to have little effect on the densities. The specific gravity values available to be assigned to the model are as follows are set out in Table 17.10.

Table 17.10
Specific Gravity by Rock Type

Andesite	2.62
Los Amarillos Porphyry	2.65
Quartz-Magnetite Alteration	2.86
Mineralized Porphyry	2.54
Barren Core (outside Mineralized Porphyry)	2.56

After creation of the block model, each block was assigned a specific gravity value using the averages obtained and based on the rock type variable for that block. A specific gravity model has not been created.

17.1.5 Grade Control Model

MAA samples and assays all blast holes drilled in the pit. These holes are drilled on a tightly spaced pattern just ahead of the mining. A separate block model, called the grade control model and which is similar to the ore reserve block model, is run on these samples. However, the grade control model uses 5 m x 5 m x 17 m-sized blocks. It is free interpolated without the use of geological domains because the hole spacing is so close that sufficient data exist to find the boundaries of the domains accurately.

The grade control model is used principally for day-to-day mining decisions in the pit, such as the stockpile onto which broken rock should be placed and the grades of those piles. The grade control model is not used to estimate the in situ ore reserves at Alumbrera however, it is used to estimate grade for the stockpile reserves.

17.1.6 Throughput Model

Considerable differences exist in the grinding performance characteristics of the various mineralization types at Alumbrera. The extremes of these differences can be seen in Figure 17.9. These changes can result in significant swings in daily mill performance, throughput and grinding efficiency of the SAG mills. MAA has created a Grindability Domain Model within the

current ALUF Block Model for the prediction of future throughput on daily, weekly, monthly and annual bases.

Figure 17.9
Quartz Magnetite Porphyry and Rubble Andesite Photographs
(17.9 a - left, 17.9b - right)



Creation of the grindability model required the relogging of existing drill core using a new alteration criteria, the Feldspar Destructive Alteration (FDA) concept and combining the new alteration information with the existing Rock Type Model to produce the Grindability Domain Model.

The block model was tagged using the following criteria after determination of the plant's grinding capacity by rock type during a study performed by JKTech.

- P2 Model tagged as 11-Quartz-Magnetite Alteration.
- Rubble Porphyry geotechnical Model tagged as 12-Rubble Porphyry.
- Rubble Andesite geotechnical Model tagged as 13-Andesite Rubble.
- FDA Altered Porphyry (combined P1 and P3) tagged as 14- FDA Porphyry.
- FDA Altered Andesite tagged as 15- FDA Porphyry.
- Potassic Altered Porphyry (combined P1 and P3) tagged as 16-Potassic Porphyry.
- Potassic Altered Andesite tagged as 16-Potassic Andesite.

Additionally, if one of the major faults passes through a block, that block is tagged as either FDA Porphyry or FDA Andesite.

The grindability model can be run on either of the ore reserve or grade control block models. An example plan view of the 2373 bench of the grindability domains in the ore reserve block model is shown in Figure 17.10.

Throughput modelling for the ore reserve block model is used for life of mine planning, annual budgets and monthly forecasts. The grade control throughput model is used for daily and weekly forecasts and for daily, weekly and monthly balances.

Figure 17.10
Grindability Domains in ALUF Block Model, 20 x 20 m Blocks - Bench 2373


RP
FDP
11 - QzMagn
12 - Rub Porph
13 - Rub And
14 - FD Porph
15 - FD And
16 - K Porph
17 - K And

17.1.7 Software

Resource estimation work at MAA is performed using Medsystem® software operating on IBM compatible PCs. Wireframing and 3D modelling was performed using Minesight®. Gary Raymond's conditional probability work, using cylindrical searches, was performed using his own proprietary software.

17.1.8 External Audits

As discussed above, MAA has retained Gary F. Raymond, P.Eng. to advise on the construction of the block model and the grade interpolation into the model. Mr. Raymond has reviewed the drill spacing and parameters for orebody modelling used in the ALUF model and has performed a conditional probability estimation check on it.

Mr. Raymond's 1999 review made certain recommendations for improvement in the ALUF model and these have been acted upon. These recommendations included the discarding of the IDEMSA drill results, changes to assay cutting practices and suggested modelling and interpolation parameters and practices.

MAA has prepared a new geological model, known as ALUG, discussed above. This model has been reviewed by Mr. Raymond. Raymond used his own software to do a parallel run of the new model to check the Medsystem results from MAA. He also repeated his conditional probability estimation check on the model using the 14 new drill holes available for ALUG and has deemed it to be satisfactory. Raymond states that "ALUG has been extensively checked and is an excellent model. It should become the basis for Resource/Reserve statements, ultimate pit design and economic studies" (Raymond, 2002).

17.2 MINERAL RESERVE ESTIMATION METHODOLOGY

The resources, as discussed above, have been estimated from a block model using procedures described earlier in this report.

The estimation of mineral reserves from these mineral resources is carried out by the application of economic criteria. The mineral reserves have been estimated by fitting a pit shell to the mineral resource block model and the surrounding waste, which renders a maximum NPV from the resulting cash flows. The ultimate pit shell is determined using applicable revenue and cost data. Each block in the resource model is assigned a copper equivalent grade, based on the relative prices of copper and gold and the recoverable grades of copper and gold in the block. Each block must cover the full cost of mining, ore re-handle, processing and all other downstream costs. Incremental costs are applied for each deeper bench to cover the cost of additional haulage. Metal prices of US$0.88/lb for copper and US$298/oz for gold were used in the pit design. The costs used in the 2002 LOM Pit Plan were the same as for 2001, except that fuel costs were reduced from US$0.40/L to US$0.24/L, reflecting the current practice of purchasing fuel free of import duties. These costs and metal prices also have been used the in the ALUG resource model, upon which the latest mineral reserves are based. This pit shell design process utilizes the "Whittle" software.

Ore recovery, from, and waste dilution to, the mineral reserve are dealt with in the pit outline determination process. The mineral reserve is then determined by the application of a cutoff grade between ore and waste. Accordingly, the cost of mining the material in the shell has been included in this process. However, the pit shell includes waste, which is required to be transported to a waste rock dump.

In the estimation of mineral reserves (December 31st, 2002) MAA utilized a cutoff grade of 0.32 % equivalent copper grade to determine the split between ore to be processed and waste to be stored permanently. This equivalent grade takes into account copper and gold grades, respective metal prices and metallurgical recoveries. The recoverable copper equivalent grade of 0.32 % represents in-situ copper and gold grades generally in the range of 0.15 % Cu and 0.40 g/t Au to 0.25 % Cu and 0.24 g/t Au. The cutoff grade was determined appropriately by using

NSR values for the ore and estimated operating costs as shown in Table 17.11 below. Currently, ore above 0.40 % equivalent copper grade is fed directly to the mill, with ore between 0.32 % and 0.40 % equivalent copper stockpiled for subsequent processing.

The cutoff grade is that equivalent copper grade, which is sufficient to cover the cost of re-handling low grade ore, which has been stockpiled; processing, including overhead; and all down stream costs. The formula as included in the MAA 2002 LOM Plan, with updated costs and revised metal prices, is presented below in Table 17.11.

Table 17.11
NSR Calculation

NSR Calculation	**Concentrate**	**Copper**	**Gold**	**Silver**
Metal Prices, US$/lb, US$/oz		0.800	295	4.50
Concentrate grade, % Cu, g/t Ag		27.70 %	30	25.00
Moisture Content, %	7.50 %			
Payable lbs Cu metal/DMT	96.39 %	588.60		
Payable g Au./DMT	97.15%		29.15	
Payable g Ag/DMT	55.00 %			13.75
Gross Concentrate Value, US$/DMT	747.30	470.88	276.42	1.99
Filter Plant, US$/DMT	1.80	1.80		
Rail & Port, US$/DMT	8.50	8.50		
Ocean Freight, US$/DMT	32.07	32.07		
Shipping & Marketing Overhead, US$/DMT	1.45	1.45		
Smelting Charge, US$/DMT	68.20	68.20		
Refining Charge Cu, US$/lb, US$/DMT	0.0682	40.14		
Refining Charge Au, US$/oz	5.00		4.69	
Refining Charge Ag, US$/oz, US$/DMT	0.37			0.16
Price Participation - Base Price, US$/lb Cu	0.90			
Price Participation-Participation Rate, %, US$/DMT	10.0 %	2.94		
Royalty – US$0.026/lb Cu sold	0.026	15.88		
Total Concentrate Charges, US$/DMT	**168.04**	**168.04**	**4.69**	**0.16**
Total Concentrate Charges, US$/lb Cu	**0.285**			
Net Copper Revenue, US$/DMT		302.84		
Net Gold credits US$/DMT			271.74	
Net Silver Credits, US$/DMT				1.83
Net Smelter Return, US$/DMT		**302.84**	**271.74**	**1.83**
NSR US$/lb Cu , US$/g Au (including Ag)		**0.653**	**9.383**	

Given the copper NSR value above, the cutoff grade is computed as shown below:

Cutoff Grade = (C mill + C overhead + C re-handle) / (NSR Cu * Cu Recovery * 22.045 x %Payable Cu)

Where C mill = Milling cost per tonne milled
C overhead = Mine site overhead cost per tonne of ore milled
C re-handle = Stockpile re-handle cost per tonne
NSR Cu = Copper NSR

Where C mill = US$2.25/t

C overhead	= US$0.50/t
C re-handle	= US$0.40/t
NSR Cu	= US$0.515/lb
Cu Recovery	= 80 %

Cutoff Grade = (2.25 + 0.50 + 0.40) / (0.515 x 0.80 x 22.045)
= 3.15 / 8.75
= 0.36 % Cu equivalent

The cut-off grade was raised from 0.28 EqCu to 0.32 EqCu in January 2003. Reviews of this cut-off grade continue periodically.

The previous (2001) LOM Plan was based on a 0.45 % EqCu cutoff grade, for direct feed to the mill, from fiscal year 2003 until the end of mining from the pit. The current LOM Plan (fiscal year 2002), upon which the economic evaluation in this report is based, attempts to optimize haulage, combined with revised phase designs, and incorporates a lower cutoff grade, of 0.40 % Cu eq. The balance of this plan requires the stockpiling of a further 15 Mt of low grade ore and the ultimate reclamation of 124 Mt of low to high medium grade ore.

Micon considers the procedures described above, for conversion of mineral resources to mineral reserves, to be appropriate.

17.3 MINERAL RESOURCES AND MINERAL RESERVES

17.3.1 Mineral Resources

It is MAA's policy that the published Identified Mineral Resources for Alumbrera are in addition to mineralized material reported in the Ore Reserves. Therefore, resources which have been converted to reserves are not reported, also, as Mineral Resources.

In the past it has been MAA's practice to report mineralization outside the current LOM ultimate pit shell in its Mineral Resource statement. MAA's current projections of likely economic and technical conditions during the mine life have led it to the conclusion that "reasonable prospects for mining to extend outside the LOM ultimate pit are not considered to exist." As a result, and in order to remain in compliance with the JORC Code requirement that a Mineral Resource have "reasonable prospects for eventual economic extraction", this mineralization is no longer reported.

As described in Section 17.1.1 above, blocks for which the kriging variance does not meet the requirement for classification as an indicated resource have the grades nulled. As such, no inferred resources are estimated for the Alumbrera project and, therefore, no inferred resources within the ultimate pit shell are available to be reported.

As a consequence of the decisions and analysis above, there currently are no Mineral Resources to be reported at Alumbrera.

17.3.2 Mineral Reserves

MAA's fiscal year end is June 30 and it re-estimates its Ore Reserves at that time. MAA's joint venture partners report their Ore Reserves as of December 31 each year and the block model is simply queried for this date, using an up-to-date survey and the current pit shell, to produce a remaining reserve report. The ore reserves at MAA as of December 31, 2002, the most recent data available, are set out in Table 17.12 below.

Table 17.12
Alumbrera Ore Reserves as of December 31, 2002, Using the ALUG Model

Material	Cutoff	Confidence Category	Tonnes (million)	Au (g/t)	Cu (%)	Contained Metal Gold (oz)	Contained Metal Copper (Mt)
In Situ	0.32% EqCu*	Proved	234	0.68	0.58	5,081,000	1.360
		Probable	23	0.49	0.47	362,000	0.108
		Total	257	0.65	0.57	5,443,000	1.468
Stockpiles	Various**	Proved	111	0.41	0.36	1,463,000	0.400
		Probable	0	0.00	0.00	0	0.000
		Total	111	0.41	0.36	1,463,000	0.400
Total		**Proved**	345	0.59	0.51	6,544,000	1.760
		Probable	23	0.49	0.47	362,000	0.108
		Total	368	0.58	0.51	6,906,000	1.868

* Payable equivalent Copper, @ $295 oz Au & $0.80 lb Cu. The pit has been optimized with the Whittle software package. The cutoff grade is used at the pit rim for stockpiling decisions.
** In its past the mine has operated using different cutoff criteria.

As a result of the changes from the ALUF to ALUG model, the "Pit 708" to "Pit 806" design and the 0.28% EqCu to 0.32% EqCu cutoff grade a net increase in ore reserves of 30 mt occurred (after allowance for 2002 production). The grade of the reserves decreased from 0.60 g/t Au and 0.51% Cu in 2001 to 0.58 g/t Au and 0.51% Cu in 2002.

As an "apples and apples" comparison of the two models MAA queried the ALUF- and ALUG-generated blocks using the Pit 806 design and the December 2002, mining surface. The results of that comparison are set out in Table 17.13 below with contained metal calculated by Micon.

Table 17.13
Comparison, In-Pit Reserves, ALUF vs. ALUG Models
Using Pit 806 and December, 2002 Surfaces

Model	Category	Ore (Mt)	Au (g/t)	Cu (%)	Contained Metal	
					Au (oz)	Cu (Mt)
ALUF	Proved	203				
	Probable	40				
	Total	243	0.66	0.58	5,156,000	1.41
ALUG	Proved	234				
	Probable	23				
	Total	257	0.65	0.57	5,443,000	1.48

It can be seen from the Table 17.13 above that when comparing the two block models using the same controlling surfaces there is an additional 14 Mt in total reserves and a net 17 Mt upgraded from the Probable to Proven categories in ALUG. While the grades in ALUG have decreased slightly there is somewhat more contained metal.

17.3.3 Responsibility For Estimation

In June, 2002 the Ore Reserves were prepared under the overall direction of David Keough, Chief Geologist, who acted as the Competent Person under the requirements of the JORC Code. Mr. Keough is a member of the AusIMM (Membership No. 104142) and would be considered a Qualified Person in Canada. The December 31, 2002 Ore Reserve Statement was prepared under the overall direction of C. R. (Randy) Van Order, P.Eng., who acted as the Competent Person. Mr. Van Order is a member of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC #13929) and would be considered a Qualified Person in Canada.

17.3.4 Production Reconciliation

MAA reconciles its reserve block model to the metallurgical balance in the concentrator and to the grade control block model, on a monthly basis using the following process.

Monthly survey pickups are used to determine exact volumes of mill feed, stockpile material and waste mined each month. These volumes are used to query both block models and hence to determine predicted tonnages and copper and gold grades. Block model and grade control model predictions are then directly compared and a percentage difference calculated.

The tonnage milled, head grade and contained copper and gold, as determined by the concentrator, are compared to the tonnes and grade of mill feed predicted by the reserve block model after adjustments for additions to, or removal from, stockpiles. (All medium and low grade ore is stockpiled separately for processing late in the mine life.) The contained copper and gold in the head feed is also apportioned to each bench in the pit based on design grades and tonnes produced. The apportioned copper and gold is then compared to the amount of gold predicted by the resource block model on a bench by bench basis.

The ALUF block model has been in use since July, 1999 and, therefore, comparisons and reconciliations over that period are likely the most appropriate test of the current ore reserves. Table 17.14a below is a comparison of the grade control and reserve block models for the period July, 1999 to June, 2002. The ALUG model was use to reconcile the year to date fiscal 2003 (July 2002 to June 2003) production at December 31, 2002. Table 17.14b below is a comparison of the grade control and reserve block models for the period July, 2002 to December, 2003, the most recent data presented to Micon.

Table 17.14a
ALUF Block Model Reconciliation, July, 1999 to June, 2002

Material	Grade Control Block Model			Reserve Block Model			% Difference		
	Tonnes (Dry)	Cu (%)	Au (g/t)	Tonnes (Dry)	Cu (%)	Au (g/t)	Tonnes (Dry)	Cu (%)	Au (g/t)
Mill Feed	82,798,505	0.69	0.90	85,799,727	0.66	0.92	3	-5	2
Med Grade	43,052,455	0.41	0.45	41,570,950	0.40	0.45	-4	-2	2
Low Grade	18,141,021	0.30	0.31	22,774,845	0.29	0.31	20	-2	-1
Total	**143,991,980**	**0.56**	**0.69**	**150,145,523**	**0.53**	**0.70**	**4**	**-5**	**1**

Table 17.14b
ALUG Block Model Reconciliation, July, 2002 to December, 2002

Material	Grade Control Block Model			Reserve Block Model			% Difference		
	Tonnes (Dry)	Cu (%)	Au (g/t)	Tonnes (Dry)	Cu (%)	Au (g/t)	Tonnes (Dry)	Cu (%)	Au (g/t)
Mill Feed	17,899,314	0.69	0.79	18,241,025	0.67	0.81	2	-3	2
Med Grade	54,947	0.36	0.35	-	0.00	0.00			
Low Grade	5,356,151	0.33	0.31	4,457,153	0.32	0.29	-20	-3	-7
Total	**23,310,412**	**0.61**	**0.68**	**22,698,178**	**0.60**	**0.71**	**-3**	**-2**	**4**

Table 17.15 below is a summary comparison of the reserve block model predictions of tonnes and copper and gold grades to concentrator production for the Alumbrera project to date, the first two years of the ALUF model, for fiscal year 2002. Also shown is the results for the first six months fiscal year 2003, representing the first use of the ALUG model.

Table 17.15
Mill Feed Reconciliation

Model	Reserve Block Model			Other Material to Crusher			Concentrator "Milled"			% Difference Mill to Model		
ALUF	Tonnes (Dry)	Cu (%)	Au (g/t)	Tonnes (Dry)	Cu (%)	Au (g/t)	Tonnes (Dry)	Cu (%)	Au (g/t)	Tonnes (Dry)	Cu (%)	Au (g/t)
Project to Dec, 2002	155,334,820	0.68	0.92	808,658	0.50	0.56	150,085,211	0.72	0.94	-4	6	2
July, 1999 to June, 2002	85,799,727	0.66	0.92	808,658	0.50	0.56	85,219,414	0.69	0.97	-2	5	6
July, 2001 to June, 2002	27,644,125	0.68	0.98	247,920	0.68	0.75	29,477,466	0.73	1.03	6	7	5
ALUG												
July, 2002 to Dec. 2002	18,241,025	0.67	0.81	-	-	-	16,736,761	0.65	0.80	-8	-3	-1

It can be seen from these three tables that Alumbrera's ALUF and ALUG models agree well with the blast hole model, which is based on much tighter sample spacing. ALUF has, over time, predicted the mill tonnes to within 2% and head grade to within 5% to 6%. The initial experience with ALUG has shown it to be slightly less accurate on tonnes and more accurate on grade. Further experience with ALUG will be required before definitive answers can be given, however, the initial results are good. It has been Micon's experience that mill reconciliations are rarely much closer than those seen for Alumbrera and that this closeness lends confidence to the accuracy of the ore reserve estimate at Alumbrera.

17.3.5 Reconciliation to CIM Standards

Micon has reviewed the mineral resource and ore reserve estimates prepared by MAA staff under JORC Code rules. It is Micon's opinion that, while areas for further work have been identified by MAA and its consultants, the mineral resources and ore reserves have been appropriately estimated and categorized under the JORC code. It is Micon's understanding that the recommendations have already been acted upon and a new geological model has been designed to replace the ALUF model and is currently being tested.

It is Micon's opinion that the Measured and Indicated Mineral Resources estimated at Alumbrera are individually the equivalent of the Measured and Indicated Mineral Resource categories as presented in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council on August 20, 2000. MAA does not estimate Inferred Resources. Micon is also of the opinion that the Proved and Probable Ore Reserves prepared by MAA staff and presented above are the equivalent of Proven and Probable Mineral Reserves under the same CIM standards.

The Proved and Probable Ore Reserves prepared by MAA staff are also the equivalent of Proven and Probable Reserves used in The United States Securities and Exchange Commission's Guide 7, Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations. The Guide 7 definitions are taken from USBM Circular 831, Principles of a Resource Reserve Classification System for Minerals.

17.3.6 Issues Affecting Mineral Resource and Mineral Reserve Estimates

Alumbrera is an operating mine currently producing and selling copper-gold concentrates and doré bars. All known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues potentially affecting the mineral resources and mineral reserves have been discussed elsewhere in this report. Given that production is ongoing, it is not anticipated that any such issues will affect the mineral resources and mineral reserves presented here.

18.0 OTHER RELEVANT DATA AND INFORMATION

All relevant data and information in regard to MAA are included in other sections of this report.

19.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

19.1 MINING OPERATIONS

Standard truck and shovel mining techniques operations are employed in the open pit, utilizing 42-m^3 shovels and 220-t haul trucks to move both ore and waste. Mining is carried out on 17-m benches, with 2-m sub-drill, which suits the size of the equipment necessary for the production rate.

Current mineral reserves have a low waste to ore ratio of an average of some 1.8:1. Operation of the mine is carried out at an elevated cutoff grade, which is reduced over the mine life to the economic cutoff grade. This practice requires that some ore be temporarily stockpiled for later processing. The average reserve grade is 0.51 % Cu and 0.58 g/t Au.

The mining rate in fiscal year 2002 marginally exceeded 300,000 t/d for a total of approximately 112 million t of material mined, comprised of some 39 million t of ore and 73 million t of waste. The total material mined is planned to increase to an average of 355,000 t/d, or approximately 130 million t/y, for the fiscal years 2004 to 2007, after which time waste stripping reduces significantly.

19.1.1 Production Operations

The current pit depth at the time of the Micon site visit was some 250 m of an ultimate pit depth of 500 m. Figure 19.1 illustrates the pit showing shovels on the Phase 4 North bench on the west side of the pit.

From visual observation, the pit operation appeared to be in an orderly state, with good road conditions.

Pit slopes have been designed to fail. This designed failure necessitates some re-handle of ravelling material. Interim slope angles, of between 42 and 46 °, have been recommended by Call and Nicholas as an optimal compromise between the cost of re-handling material and versus the cost of extra waste mining at flatter angles.

Figure 19.1
Bajo De La Alumbrera Open-Pit
(Looking at Phase 4 North)



Final slopes are planned to be steeper by some 2 to 5 °, rendered by proposed smooth blasting techniques and depressurization of in-slope groundwater. Only two upper benches have been excavated to final limit. Smooth blasting with pre-splitting and buffer blasting with smaller holes have been carried out.

Pioneering in the upper limits of the pit currently is difficult and unproductive because of the lack of suitable equipment. It was reported that future pioneering would require the procurement of smaller mining equipment, or the recruitment of a contractor with such equipment.

Dewatering is carried out satisfactorily using 17-in diameter, vertical, holes, drilled from benches in the pit. No dewatering holes are planned outside the final pit limit. At the time of the site visit, it was reported that the water table was being maintained at a minimum of 10 m below the pit bottom. The 2002 LOM Plan calls for maintenance of the water table two benches below the pit bottom, or some 34 m. At the time of Micon's site visit, it was reported that the dewatering rate was some 40 L/s and that in order to achieve the recommended water table level below mining, the pumping rate would need to be increased to 100 L/s. An hydro-geological model is being developed by Water Management Consultants, and which was reported to be ready by the end of 2002. It is recommended that the dewatering program continue to be implemented diligently.

Comparison with data on file at Micon, drawn from benchmarking studies carried out at large open pits in the United States, Australia, South America and South Africa, indicates that the Alumbrera operation is performing in the upper quartile of operations using similar sized equipment.

19.1.2 *Mine Planning*

Planning incorporates the ALUF resource block model, as described earlier in this report, which utilizes Medsystem® software. The final pit design, upon which the 2002 LOM Plan is based, is illustrated in Figure 19.2 below.

Figure 19.2
2002 - Final Pit Design



The 2002 pit plan introduced modifications to the 2001 plan, which permit a faster access to ore by splitting the mining phases into two narrower, north and south, benches, with separate ramp accesses. Figures 19.3 and 19.4, below, illustrate these modifications to the bench phases.

Figure 19.3
2001 - Pit Phase Designs


Phase 6
Phase 2
Phase 5
Phase 3
Phase 4

Figure 19.4
2002 - Pit Phase Designs


38200
38800
40000
40400
78400 N
78000 N
77800 N
77200 N
Phase 7
Phase 4 North
Phase 8
Phase 3
Phase 6
Phase 4 South
Phase 5

The reduced bench width, of 70 m, is relatively narrow for the size of the equipment, but operations have been developed in a safe and efficient manner. However, the resulting constraint imposed by the narrower benches has resulted in a target of 4,750 t/h compared with an earlier target of 5,000 t/h, for shovel productivity. Phase 4 North can be seen in Figure 19.1, included in Section 19.1.1, where three shovels are working in relatively close proximity.

In an effort to release ore in a timely manner, in order to achieve and maintain the increased ore production rate, the current 2002 LOM Plan requires activity on a large number of benches per year, up to as many as 14, which typically would be deemed excessive.

Re-scheduling of the phases has rendered improvements in the ore release during the first three years of the plan. However, the May 2002 LOM Plan indicates that, in year 2007, a major push-back of waste is required, in Phase 8, resulting in reduced ore production. This necessitates more stockpile recovery, at lower grade, to fill the mill and, thus, results in an annual lower mill feed grade and reduced economic performance. Continuing planning efforts are being made to reschedule the pit phases in order to smooth out the waste removal and ore release from Phases 6, 7 and 8, over that period. These efforts are fully supported by Micon, since the potential economic gain in fiscal year 2007 is significant. Figure 19.5, below, illustrates sources of material movement over the mine life.

Figure 19.5
Material Movement


Source of Material Movement (tonnes)
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
Ex-Stocks
Phase 9
Phase 8
Phase 7
Phase 6
Phase 5
Phase 4N
Phase 4S
Phase 3

Source: MAA 2002 LOM Plan

Pioneering, currently, is a constraint. Purchase of smaller equipment, or hiring of a suitable contractor needs to be considered in order to improve the rate of pioneering, i.e., the excavation of the slopes of the surrounding mountains.

19.1.3 Mine Fleet Requirements

The mine utilises large-scale open pit mining equipment. The loading fleet consists of four Bucyrus 495 electric rope shovels, with 42-m^3 buckets, which are supported by two L1800 Le Tourneau front-end loaders, of 25-m^3 bucket capacity. MAA proposes to replace one of the L1800's with a CAT 994-sized front-end loader in the second half of fiscal 2003. The replacement is due to the age of the machines and their declining availability. The loader fleet is primarily used for blending and pioneering purposes.

The truck haulage fleet currently consists of 36 CAT 793, mechanical drive trucks, of 220-t capacity. Currently the operation is under-trucked, in that the shovel capacity exceeds haulage capacity. Accordingly, in order to compensate for longer haul distances at depth, an additional six trucks, of similar capacity, will be purchased in fiscal year 2004.

Four electric-powered Ingersoll Rand DMH units drill blastholes on 17-m bench heights, with two Ingersoll Rand DMM2 drilling smaller diameter blast holes, which are required for pioneering activity and final wall "limit" blasting. As discussed above, the need for accelerated pioneering development may require additional equipment resources.

An ancillary fleet consisting of track dozers, graders, rubber-tired dozers and water carts keep the bench and dumps surfaces smooth and on grade. This fleet also constructs ramps, maintains hauls roads and undertakes pioneering activity for the development of the upper pushback benches.

The mine utilises a dispatch system for production optimization and control, as well as a reporting/data collection system. The dispatch operator carries out real time trucking optimization to ensure that the shovels are appropriately trucked both via automated haulage resource allocation and by discretionary "override" allocation. Future planning assumes that cost-effective dispatching occurs and, additionally, that all mobile ancillary equipment (water carts, graders, and wheel dozers) are fitted with low precision global positioning systems for management of this ancillary fleet.

The LOM fleet requirements are shown in Table 19.1

Table 19.1
LOM Mining Equipment Requirements

Fleet Description	FY2003	FY2004	FY2005	FY2006	FY2007	FY2008	FY2009	FY2010	FY2011	FY2012
DMH Production Drill	4	4	4	4	3	2	2	2		
DMM2 Secondary Drill	1	2	2	2	2	2	2			
ECM 690 Development Drill	1	1	1	1	1					
BE495 Rope Shovel	4	4	4	4	4	2	2	2	2	1
Front End Loaders L1800/994	2	2	2	2	2	2	1	1	1	1
CAT 793 Haul Truck	36	40	42	42	42	25	19	18	11	10
D10 Track Dozer	5	5	4	4	4	2	2	2	2	1
DI I Track Dozer	1	1	1	1	1	1	1	1	1	1
Grader	5	5	5	5	5	3	3	3	3	2
CAT773 Water Truck	3	3	3	3	3	2	2	2	2	1
CAT 834 Wheel Dozer	2	2	2	2	2	1	1	1	1	1
Tiger 690 Wheel Dozer	2	2	2	2	2	1	1	1	1	1
Aux Wheel Loader	3	3	3	3	3	3	3	3		
330LME	1	1	1	1	1	1	1	1		
350 Rock Breaker	2	2	2	2	2	2	2	2		
Civil Equipment	1	1	1	1	1	1	1	1		
CAT D6 Equipment	4	4	4	4	4	4	4	4		
Ancillary Equipment	1	1	1	1	1	1	1	1		
Total	78	83	84	84	83	55	48	45	24	19

19.1.4 Maintenance

Equipment maintenance recently has received management attention in an effort to increase availability. Availabilities for fiscal 2002 and the 2002 LOM Plan expectations are presented in Table 19.2, below.

Table 19.2
Major Equipment Availability

Availability	FY 2002 Actual	FY 2002 Budget	2002 LOM Plan
Shovels	87.4 %	89.0 %	89.0 %
Trucks	85.9 %	89.0 %	89.0 %

It was reported that maintenance could be the "Achilles heel" in the production process and that continued attention is required.

Truck maintenance consists of 27 trucks maintained by Macrosa, under a "MARC" agreement, and nine trucks maintained by MAA. The MARC agreement is based on 60,000 hours per truck, although a formal agreement with Macrosa/Caterpillar, in January, 2002, has now specified the termination dates, being July 31, 2005 for the 793B fleet, and July 31, 2006 for the 793C fleet., After that time, the trucks will be maintained by MAA, unless otherwise agreed.

Shovel maintenance is performed by Bucyrus, under a MARC agreement, which covers the four Bucyrus 495 shovels. A revised term for the MARC agreement provides for 60,000 hours per unit. Currently the fleet average is at approximately 30,000 hours, which means that the first shovel will terminate around 2007, with others following, unless otherwise agreed with Bucyrus. The renegotiated agreement also ensures a 5 % reduction in the overall cost rate.

The ancillary equipment is maintained primarily by MAA, with only six pieces of equipment currently maintained by Macrosa, under the MARC agreement. Macrosa currently maintains three CAT 773 water carts, two CAT D10's and one CAT 988 loader, all of which are due to reach the agreed termination of 30,000 hours in the second half of fiscal 2003. MAA's strategy, from the termination date onward, is for the equipment to be maintained by MAA.

The loader fleet, consisting of two L1800 units, is maintained by MAA. The loaders are used in the pit, stockpile re-handle and in pioneering development. The average fleet life, currently, is some 30,000 hours, with the main concern for MAA being the high cost of operation, parts and the demonstrated poor availability. It is planned to purchase a CAT 994 front-end loader, or similar, to support operations.

MAA, Macrosa and Caterpillar have made commitments to ensure that the equipment fleet is supported by all parties. Issues under resolution include component rebuilds, workmanship, quality control on major components and also guarantee of parts supply by Macrosa. Currently MAA, Caterpillar and Macrosa are working together to resolve all of these issues and ensure that the availability targets of 89 % are reached for the LOM Plan.

19.1.5 Summary

In summary, based on visual inspection and review of performance data, it is Micon's opinion that the operation is being conducted in a satisfactory manner. The open pit has been developed and operated over several years and with attendant improvement is reaching on-going steady state routine processes. While it is evident from discussions with responsible MAA personnel that several challenges exist and which require attention, no major impediments were identified that, in Micon's opinion, would prevent the achievement of MAA's mining production and cost targets.

19.2 MILLING OPERATIONS AND RECOVERABILITY

19.2.1 Process Description

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate, containing the major gold credit, and doré bullion from gravity recovery of coarser free gold. The original design capacity was 80,000 t/d with a utilisation of 94 %, equivalent to 29.2 million t/y. Provision was made for expansion to 100,000 t/d by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

Based on its strategic planning, MAA has increased the capacity of the original plant to approximately 100,000 t/d by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the SAG mills, of which some 1 to 1.5 million t, at 0.4 % Cu, already had been accumulated. The planned utilization for fiscal year 2003 is 93 %, increasing to 94 % in fiscal 2007.

MAA expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore. Micon understands that the rougher flotation section has sufficient capacity for the increased throughput. Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput. MAA has not identified any other areas that require expansion, although it acknowledges that increased utilization is required in most areas.

A flow diagram for the process plant is shown in Figure 19.6 with a brief description as follows.

The mined ore is crushed in a 1,540 mm by 2,770 mm gyratory crusher. The crushed ore is conveyed 1.7 km to an 80,000 t live capacity stockpile. The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits. The two original grinding lines each consist of an 11-m diameter, 5.14-m long SAG mill and two 6.1-m diameter, 9.34-m long ball mills operating in closed circuit with hydrocyclones. The third grinding line, which was commissioned in August, 2002, consists of a 8.53-m diameter, 4.27-m long SAG mill and a 5.03-m diameter 8.84-m long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35-mm critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate. A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required. The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill. Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold. Hydrocyclone overflow at 80 % passing 150 µm gravitates to the flotation circuit. The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

After conditioning with reagents, the hydrocyclone overflow passes to the rougher flotation circuit consisting of 32 100-m^3 mechanical flotation cells. MAA has concluded that there is sufficient rougher cell capacity to accommodate the increased throughput. Rougher concentrate is reground in one or two 5.0-m diameter, 7.32-m long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery. The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit. The concentrate from the second stage cleaner is the final product and the tailings


PRIMARY CRUSHING
GRINDING CIRCUIT
FLOTATION CIRCUIT
CONCENTRATE THICKENING
CONCENTRATE PIPELINE
PROCESS FLOWSHEETS
Creado por Pablo L. Gomez

Figure 19.6

from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

Final concentrate is thickened to 63 % solids in two 30-m diameter thickeners for storage in surge tanks before being pumped via a 316-km long, 175-mm diameter pipeline to MAA's filter plant near Tucumán. Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 km to the filter plant. Sustaining and environmental work on the pipeline remains a significant capital cost throughout the life of the mine. At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120-m^3 continuous belt filter presses, which reduce the moisture content to 7.5 %. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 km to the port near Rosario. MAA owns the locomotives and wagons used for rail transport, but the rail system operator runs them under contract. MAA owns and operates the ship loading facility, on the Río Parana, at Rosario.

Tailings from the process plant flow by gravity pipeline for 8.5 km to an engineered, centreline dam constructed across the Vis Vis canyon. Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back. The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine. MAA retains Knight Piésold as its consultant for tailings dam management and construction quality control

The concentrator, concentrate pipeline and tailings facilities constitute the Processing Department. The filter plant and port facilities, including rail operations and sales and marketing, constitute the Concentrate Logistics and Marketing Department.

During its inspection of the concentrator and associated facilities, Micon observed that equipment condition and housekeeping were generally excellent and gave every indication of a well-managed operation. Based on information provided by and discussions with MAA, it appears that manning levels, operating, maintenance and metallurgical accounting procedures, and the range and quantity of consumables, operating spares and insurance spares retained on site and on consignment are appropriate for the nature of the operation.

19.2.2 Performance

Metallurgical performance from 1999, the first full year of operation, generally met feasibility expectations, albeit at higher feed grades than the LOM average. By fiscal year 2001, copper recovery had increased from 87.2 % to 89.6 % and concentrate grade increased from 26.1 % Cu to 27.8 % Cu, with total gold recovery in excess of 72 %.

Poor SAG mill availability has affected average throughput, although it appears that the SAG mills and the flotation cleaner circuit have been capacity constraints. The daily rate in 1999, at 81,614 t/d exceeded design. However, in 2000 and 2001 it was below design, at 75,932 t/d and 76,863 t/d respectively, due to low SAG mill power efficiency and utilization, together with

harder ore. These problems appear to have been related primarily to the design and excessive breakage of the liners. MAA has implemented changes into this and other areas of grinding circuit operation and maintenance planning. This program is ongoing, but has already resulted in significant improvements in throughput and utilization.

Key process performance indicators for the fiscal year ended June, 2002 and for the current fiscal year to April, 2003 are shown in Table 19.3

Table 19.3
Process Performance

	Fiscal Year 2001/2002		Fiscal Year 2002/2003 to April 2003		Fiscal Year 2002/2003
	Actual	Plan	Actual	Plan	Plan
Mill Feed					
Total, thousand t	29,477	31,398	27,967	30,377	36,640
Gold Grade, g/t	1.03	0.95	0.77	0.70	0.72
Copper Grade, %	0.73	0.67	0.62	0.59	0.61
Utilization, %	92.57	92.68	92.17	92.42	93.1
Rate, t/d	80,759	86,022	91,997	99,924	100,384
Recovery					
Gravity Gold, %	5.0	3.9	6.8	5.0	5.1
Total Gold, %	77.5	73.7	79.1	74.7	75.0
Copper, %	92.6	90.3	91.9	92.0	92.1
Concentrate, g/t Au	30.5	30.4	26.4	24.9	25.1
Concentrate, % Cu	27.6	27.7	27.0	27.7	27.7
Unit Cost					
Ore milled, US$/t	2.22	2.58	1.46	2.40	NA

The third grinding line and the pebble crushing circuit were commissioned by the end of August, 2002. Although feed rate and tonnes milled subsequently have been somewhat below budget, Micon has no reason to believe that the LOM plan ore throughput cannot be achieved.

In addition to the grinding circuit modifications already implemented, in its May, 2002 LOM Plan MAA has outlined comprehensive plans for work in the following areas:

- Grinding circuit operation and maintenance.
- Flotation circuit copper and gold recovery.
- Gravity gold recovery.
- Reagent handling and feeding.
- Concentrate thickening and storage.
- Concentrate pipeline operations, maintenance and risk management.
- Tailings disposal.
- Safety management.
- Maintenance management.
- Operations and maintenance staffing and supervision.

MAA indicated that it expects that further improvements in throughput, metal recoveries and operating costs, over and above those incorporated into its May, 2002 LOM Plan, should result from much of this work.

Based on the results of the reported metallurgical testing, reported plant performance to date and its own observations, Micon considers that the process metallurgical and cost inputs to the ore reserve calculations, MAA's May, 2002 LOM Plan and Micon's LOM Plan cash flow analysis are valid. Annual variations in the LOM plan inputs reflect the expected metallurgical response of the orebody, particularly harder and lower grade and gypsum bearing ores.

19.3 MARKETS

MAA's objective is to sell 90 % to 95 % of its concentrate production through frame contracts, with the balance for sale into the spot market. This should reduce the annual average treatment and refining charges and should provide short-term flexibility of production, sales and revenue against budget.

Sales and marketing operate from the port facilities, with a specialist consultant being retained for annual contracts exceeding 30,000 t, and MIM Japan retained through a negotiated sales agency agreement for annual contracts into the Far East and for general market intelligence in this region.

Micon considers that there should be no difficulty in marketing MAA's concentrate at the terms used in the 2002 LOM Plan and Micon's LOM plan cash flow analysis.

19.4 CONTRACTS

MAA employs several outside sources under contractual agreements, the principal of which are described below.

19.4.1 Mining

Mine haulage trucks and some ancillary equipment are maintained by Macrosa under a MARC agreement. Currently the contract involves 27 haulage trucks, with nine trucks maintained by MAA. The MARC agreement is based on 60,000 hours per unit, although a formal agreement with Macrosa/Caterpillar in January, 2002 has now specified the termination dates which are July 31, 2005 for the 793B fleet and July 31, 2006 for the 793C fleet. From then onwards, the trucks will be maintained by MAA, unless otherwise agreed.

MAA, Macrosa and Caterpillar have made commitments to ensure that the equipment fleet is supported by all parties. Issues under resolution include component rebuilds, workmanship, quality control on major components and also guarantee of parts supply by Macrosa. Currently MAA, Caterpillar and Macrosa are working together to resolve all of these issues and ensure that the availability targets of 89 % are reached for the LOM.

Shovels at Alumbrera are maintained by Bucyrus under a MARC agreement, which involves the four Bucyrus 495 shovels. The current term for the MARC agreement provides for 60,000 hours per shovel. Currently, the fleet average usage is approximately 30,000 hours, which means that the first shovel will terminate around 2007, with the others following thereafter, unless further agreement with Bucyrus is reached. The renegotiated agreement also ensures a 5 % reduction in the overall rate.

Currently, only six units of ancillary equipment are maintained by Macrosa, under the MARC agreement. These are three CAT 773 water carts, two CAT D10's and one CAT 988 loader, all of which are due to reach the agreed termination of 30,000 hours in the second half of fiscal 2003. The 2002 LOM strategy, from the termination date onward, is for the equipment to be maintained by MAA.

19.4.2 Power

A maintenance and service contract for the supply of electrical power from the National Grid, which has been in place for the last two years, recently has been renewed for another five years.

19.4.3 Concentrate Sales

As at May, 2002, MAA reported that it had thirteen frame contracts in place, including three with traders and three (two traders and one smelter) additional long-term contracts, established to cater to the increased production scheduled by the LOM Plan. The lowest annual commitment is for 10,000 to 40,000 t and the largest is for 100,000 t. The earliest contract expiry date is December 31, 2003 and the latest expiry date is September 30, 2008. Smelter locations are in Europe, India, the Far East, Canada and Brazil.

19.4.4 Concentrate Logistics

Nuevo Central Argentino (NCA), the railroad concessionaire, is under contract to operate MAA's concentrate trains between Tucumán and Rosario. The NCA contract is based on a peso per cycle rate and will be renegotiated due to the devaluation of the peso. MAA has a separate, US dollar based, contract with Siemens for maintenance of the locomotives and wagons.

Port operation and maintenance is currently performed by Terminal 6 S.A. (T6). MAA and T6 have two contracts in place, one for port operations and the other for a project lifetime land lease agreement. The annual land lease payment depends on whether T6 operates the port. The T6 contract also will be renegotiated due to the devaluation of the peso.

Shipping contracts are established annually, currently under consultation with Anderson Hughes in Buenos Aires, which is part of the same company used by MIM.

19.5 ENVIRONMENTAL CONSIDERATIONS

19.5.1 Permitting

Micon's understanding of the current status of the project's environmental liabilities and permits is based on information provided by MAA. Micon did not review a full suite of documentation regarding environmental liability and permitting. The required legislation in Argentina, currently, is not developed to the extent in other countries.

The main environmental permit is the original EIR, which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. The EIR must be updated bi-annually as two separate reports for approval by the Tucumán and Catamarca provincial authorities. Micon understands that the 2001 EIR update was received and accepted by the provincial authorities. Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucumán).

In addition to the direct statutory controls, the UTE agreement and requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management. The port facility is within the limits of and in conjunction with the operator, Terminal 6.

Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management. Through MIM and the other shareholders, MAA conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

19.5.2 Compliance

Under the terms of the UTE agreement, commitments made in the EIR reside with MAA. In response to these commitments, MAA currently is implementing a revised Environmental Management System. Various initiatives have been taken, and are ongoing, to ensure compliance which is demonstrated by routine monitoring of air and water quality against background levels. Micon understands that the incidence of non-compliance has been generally excellent and it is considered that MAA is addressing the main issues in an appropriate manner.

Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility. Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAA's concession, due to the area's complex structural geology. A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

The other potentially significant environmental risk lies with the concentrate pipeline. This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Any rupture of the pipeline would pose an environmental risk from spillage of concentrate. Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimise the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

19.5.3 Reclamation and Closure

Although the fixed assets of the project revert to YMAD on final termination of commercial production, MAA is legally responsible for reclamation and closure costs in its capacity as operator of the UTE. MAA is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps. Other activities that have been committed to include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. The ultimate requirement is to achieve final landforms that do not require MAA's presence post closure.

MAA has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management. MAA's closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis. Micon considers that the assumptions used have given appropriate consideration to the full potential cost of closure, including complete rehabilitation of all project areas.

Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project's financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002, with the placement of barren core material on final batters of the northwest waste dump. Micon considers that MAA has an appropriate acid rock drainage management plan.

19.5.4 Bond-Posting

MAA makes provisions for reclamation and closure in its May, 2002 LOM Plan, annual profit and loss statements and balance sheets, and in the final year cash flow statement. However, Micon understands that MAA is not required to post a bond and no cash provisions are being made.

19.6 TAXES

Two forms of taxation are borne by MAA, namely, income tax and IVA tax. The latter a value added tax, similar to the Canadian Goods and Services Tax (GST) and applicable to purchases at a rate of 21 %. Full reimbursements are available to mining companies. A net reimbursement, over the life of the mine, of US$23.5 million is included in the projections of cash flow.

The mining industry in Argentina pays income tax at a rate of 30 %, as compared to 35 % for other industries. This rate is protected under a "Fiscal Stability Regime", which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

After the devaluation of the Argentine peso in January, 2001, the Senate introduced a resolution supporting the continuance of the "Fiscal Stability Regime". The following explanatory paragraphs are quoted from the 2002 LOM Plan.

> "In May 2001 the Senate passed a resolution relating to the following issues
>
> - As a result of the accelerated depreciation under the Mining Investment Law, tax losses would not be lost by expiration if not utilised in the 5 year allowable time.
> - Fiscal stability on Income Tax withholding rates on interest paid to off-shore banks and shareholders
> - Fiscal stability withholding on distribution of income provided that no income tax has been paid on such income by MAA
>
> "The official gazetting of this law is still pending confirming the above, however MAA's 2001 income tax affidavit was lodged applying these changes. Further discussions on this law are not expected; the formal signing is currently in the backlog of administrative issues pending within the government.
>
> "As a part of the introduction of the Emergency Exchange Reform Law 25661, the government granted a tax concession to companies realising losses on translating monetary USD items to pesos. This deduction is to be taken over a 5 year period."

The section on taxation in the MAA 2002 LOM Plan is quoted in full as Appendix II to this report.

In its 2002 LOM Plan projections of cash flow, MAA has assumed the taxation treatment applicable under the "Fiscal Stability Regime". Similarly, Micon has assumed an income tax rate of 30 % in its estimates of cash flow, included in the economic evaluation section of this report, and has utilised the available Tax Loss schedule computed by MAA. Some simplifying assumptions have been made in Micon's estimates of taxation, which, while in total are greater, but not materially different, than those included in the MAA 2002 LOM.

Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are a risk to the estimated levels of future cash flow. However, it is not expected that any increased taxation would have a material effect on the value of the property, given the current fully developed stage of the operations and the high levels of projected annual cash flows. Also, it was reported by MAA that other major international companies have told the Argentine Government that elimination of the "Fiscal Stability Regime" would affect their decisions on future investments in the Argentine minerals industry.

19.7 CAPITAL AND OPERATING COST ESTIMATES

19.7.1 Capital Costs

The Bajo de la Alumbrera project was commissioned in 1998 after the expenditure of some US$1.233 billion of project development capital. After additional capital expenditure of some US$79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately US$26 million per fiscal year.

Some US$29 million was expended in FY 2000, followed by US$18 million and US$30 million, in FY's 2001 and 2002, respectively, and with a further US$29 million forecast to be spent in FY 2003. As at the end of March, 2003, some US$12.3 million, of the total for FY 2003, had been expended.

Micon has accepted the MAA estimates of capital expenditure as input to its cash flow model. Micon has included closure cost as a capital expenditure of some US$23 million, in year 2013, in dollars of 2002 value. It is understood that closure costs will be incurred after operations cease; this simplification renders a minor degree of conservatism to the economic evaluation. The capital estimates included in the Micon estimates of future annual cash flows are presented below in Table 19.4

Table 19.4
MAA Capital Expenditure, 2003 to 2012
(US$ million of 2002 value)

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Mining	13.6	10.3	4.8	4.8	4.2	5.1	1.7	2.1			46.6
Tailings Dam	2.8	2.8	2.4	2.4	2.4	2.3	2.3	2.2	2.2	0.1	21.9
Concentrator	3.3	2.6	1.8	1.8	1.6	2.1	1.3	1.4	2.1	1.8	19.8
Administration	0.29	0.28	0.32	0.32	0.14	0.3	0.13	0.15	0.05		2.0
Filter Plant, Rail, Port	0.69	0.22	0.19	0.19	0.15	0.08	0.81	0.35	0.16	0.05	2.9
Closure Cost										23.5	23.5
Total	20.6	16.2	9.5	9.5	8.4	9.9	6.3	6.3	4.5	25.5	116.7

[1] MAA 2002 LOM Plan Capital adjusted by Micon for one additional year of reserves. Totals may not add due to rounding

Mining

The major items of capital expenditure for mining consists of the purchase of loaders and haul trucks, as described in Section 19.1.3, which will be expended over the next three years. Other significant expenditures are required for pit dewatering wells, to be drilled and installed on a regular basis over the pit life. The balance of capital provides for geotechnical drilling and monitoring, GPS units for dispatch, and replacement of ancillary equipment.

Processing

The Processing Department capital budget consists of improvement and sustaining projects, some of which are ongoing for several years, particularly those associated with the tailings dam, the concentrate pipeline and the reclaim water system. Major items in the fiscal year 2002/2003, with a total budget of US$5.5 million, in order of cost are as follows:

- Tailings dam construction stage nine.
- Concentrate pipeline. This is a sustaining project in an area of high business interruption and environmental risk, involving river-crossing defences, landslip control and maintenance and, possibly, an emergency pump station.
- Reclaim water system replacement. This is an improvement project for reduction of fresh water usage by maximizing the recycle of process water from the tailings dam.
- Grinding and gravity circuit operating improvement items.
- Grinding circuit and tailings dam maintenance sustaining items.
- Spare ball motor stator. The absence of a spare ball mill motor has been identified as a major business interruption risk.

In addition to the above items, the May, 2002 LOM Plan provides further sustaining capital of US$37.5 million from 2004 to 2012 for tailings dam construction and the concentrator, and for sustaining capital of US$3.5 million from 2003 to 2012 for the filter plant, rail and port facilities.

Administration

The major items of capital expenditure included in the Administration accounts, for fiscal 2003, cover requirements for camp enhancements and upgrades to IT systems and hardware replacement. In addition to these items, the 2002 LOM Plan provides further sustaining capital of US$1.6 million, from 2004 to 2011, for camp refurbishments, periodic airport and airstrip upgrades and other miscellaneous items. This has been adjusted by Micon to account for one additional year of mine life resulting from the latest ALUG reserve estimate.

Based on its observations and discussion with MAA management, Micon believes that the capital provisions for the mining, process and other facilities in the LOM Plan and, as used in Micon's LOM cash flow analysis, are adequate.

19.7.2 Operating Costs

The current on-site operating costs were compared with estimates included in the 2002 LOM Plan cash flow estimates, and which have been used as a basis for estimating the costs in the Micon cash flow projections provided in the economic evaluation section of this report. These costs are included in the projections of cash flow under the functional headings of mining, concentrator and pipeline, filter plant and administration.

Operating costs have been significantly influenced by the depreciation of the Argentine peso, in January, 2002, and the impact of this is still being realised. Prior to that date, for ten years the peso had been fixed at parity with the US dollar. Since floating against other currencies, the Argentine peso to the US dollar currently is at a rate of 2.85:1. In its cost estimates included in the 2002 LOM Plan, MAA has assumed 100 % inflation of the peso for fiscal year 2003, with zero inflation (i.e., constant peso rates) thereafter. Actual inflation in Argentina subsequent to the preparation of the 2002 LOM Plan, has been significantly less than the projected annual rate. At the time of the Micon site visit in October, 2002, it was reported by responsible MAA personnel that inflation had reduced from levels prevailing earlier in the year.

The MAA Monthly Performance Report for April, 2003, recorded a monthly inflation of minus 3.19 % and a year-to-date total for the period July, 2002 to April, 2003 of 9.07 %. As a result, the actual costs in US Dollars for on-site, concentrate pipeline and rail, port and marketing costs, up to on-board ship (FOB), were US$4.26/ t milled, some 22 % below the budget estimate of US$5.45/t milled.

Table 19.5, below, compares actual operating costs for fiscal year 2002 with the average LOM estimates used in Micon's economic analysis, included in Section 19.8 of this report.

19.7.3 Mine Operating Costs

The mine will continue to be dominated by high haulage costs associated with a deepening pit and increasing haul distances. Drilling, blasting and loading unit costs remain relatively constant over the life of the mine, with total costs being volume dependent.

The largest components of the LOM operating costs include contractors' maintenance (MARC), diesel oil and grease, explosives, tyres, labour and components/spare parts for self perform maintenance, which collectively make up 76 % of all mine expenditure.

Tire costs average 7 % of the mine operating costs, representing a large proportion of the budget. The expected tire life of 5,000 hours is aggressive and its achievement will require diligent management attention.

Table 19.5
Actual Operating Costs for Fiscal Year 2003 Compared with LOM Estimates

		2003 1st Half	2003 2nd Half	LOM 2004	LOM Average
Mine Unit Costs	US$/t moved	0.62	0.69	0.69	0.72
Mine Costs	US$ '000s	36,202	38,990	89,617	627,655
Concentrator & Pipeline Unit Costs	US$/t milled	1.53	1.49	2.47	2.46
Concentrator & Pipeline Costs	US$ '000s	25,649	26,010	90,570	863,768
Filter Plant Unit Cost	US$/t milled	0.04	0.04	0.05	0.05
Filter Plant Cost	US$ '000s	600	747	1,943	16,514
Administration Unit Cost	US$/t milled	0.40	0.43	0.55	0.54
Administration Cost	US$ '000s	6,637	7,543	20,222	190,932
Total FOR Unit Cost	US$/t milled	4.13	4.19	5.51	4.84
Total FOR Cost	US$ '000s	69,091	73,288	202,351	1,698,868
Rail, Port & Marketing Unit Cost	US$/t milled	0.18	0.23	0.33	0.29
Rail, Port & Marketing Cost	US$ '000s	2,946	3,938	12,020	102,308
Total FOB Unit Cost	US$/t milled	4.30	4.42	5.84	5.13
Total FOB Cost	US$ '000s	72,037	77,226	214,371	1,801,176
Sea Freight Unit Cost	US$/t milled	31.80	29.71	27.97	27.97
Sea Freight Cost	US$ '000s	11,863	10,607	22,709	183,984
Total Unit Cost, incl. Sea Freight	**US$/t milled**	**5.01**	**5.02**	**6.46**	**5.66**
Total Cost, incl. Sea Freight	**US$ '000s**	**83,897**	**87,835**	**237,081**	**1,985,160**

Costs associated with self perform maintenance of trucks and ancillary equipment (9 % of total costs), such as components and spare parts (i.e., engines, power train and transmissions, drive trains, and hydraulics), increase with time. This is due to MAA gradually taking over responsibility for the maintenance of equipment from the MARC agreement with Macrosa.

The LOM explosives costs include the considerable savings realised from the recent MIM group agreement with Orica and the benefits from the dewatering program which has significantly reduced the use of wet product explosives.

It is recommended that further detailed cost reporting be introduced to provide mine management with an enhanced ability to effect cost controls.

19.7.4 Processing Costs

MAA has included processing operating costs equivalent to an average unit cost of US$2.5/t of ore milled over the life of the mine. Based on actual fiscal year 2001/2002 and fiscal 2002/2003 year to April, 2003 costs, and allowing for MAA's inflation and exchange rates, Micon considers that the budgeted cost is reasonable.

Administration

Administration costs are projected to increase in 2004, related to enhanced camp facilities and, in real dollar terms, to remain constant thereafter.

19.7.5 Other Costs

Other off-site costs are incurred for transport of concentrate. The MAA forecast costs, of US$11.63/t of wet concentrate, for rail transport to, and ship-loading at, Rosario, with sea freight costs averaging US$31.07/t of wet concentrate.

Provincial and YMAD royalties are also imposed in addition to site and off-site costs. The Provincial royalty currently paid is some 2 % of net revenue after deduction of off-site smelter and refining charges. The YMAD royalty is 20 % of cash flows after all costs, debt service and recovery of initial productive capital expenditure. The projected base case cash flows do not trigger any payments of this royalty. Micon's estimates of annual cash flows, with base case metal prices increased by 10 %, indicate small payments commencing in 2011. However, in order to assist the local community, MAA has agreed to pay to YMAD an advance of US$10 million, to be deducted from future royalty payments. A final US$2 million of this amount is scheduled to be paid in fiscal 2003.

Micon considers that the process used by MAA for estimating future operating costs is sound. The operation has reached a relatively steady state condition which facilitates reliable cost forecasting, while the economic parameters outside the control of operating management remain stable. Accordingly, based on actual fiscal year 2001/2002 and fiscal 2002/2003 year to April, 2003 costs, and allowing for MAA's assumed inflation and exchange rates, Micon considers that the budgeted costs are reasonable.

19.8 ECONOMIC ANALYSIS

19.8.1 Method of Evaluation

The overall economic potential of the MAA operation has been evaluated using conventional discounted cash flow techniques. This procedure has been used for the purpose of estimating the financial returns expected to accrue to NOE as the owner of 12.5 % of the MAA mining, processing and concentrate transportation operations.

Discounted cash flow analysis requires that reasoned estimates be prepared of all the individual elements of cash revenue and cash expenditure, which will be associated with the initial development and construction of the project, as well as with ongoing operation up to the end of the projected life. The relevant estimates of production, revenue and cost, including overhead and taxes, used to compute estimates of future annual cash flow, have been discussed within the preceding chapters of this report and are summarized below.

All monetary amounts are expressed in constant US dollars of second quarter, 2003 value. Given the current estimate of ore reserves, the life of the operation is expected to be 10 years, up to 2013.

Recent project performance is compared with projections for the fiscal year 2003 and the LOM Plan averages in Table 19.6, below:

19.8.2 Resources and Reserves

The estimates of cash flow are based on mineral reserves as described above, in Section 17 above.

The December 31, 2002 proved and probable mineral reserve estimates, as discussed earlier are reported by MAA as 368 million t, grading 0.51 % Cu and 0.58 g/t Au. This reserve is estimated to support milling at a rate of some 37 million t/y, or slightly in excess of 100,000 t/d, for 10 years.

19.8.3 Production Estimates

The MAA operation will draw the majority of its economic value from the sale of copper and gold in concentrate. In addition, doré containing gold and silver is produced at site. Recovery of metal to bullion and concentrate is discussed in Section 19.2 of this report. In the estimates of future annual cash flow, metal recoveries to concentrate as estimated by MAA, which are considered reasonable by Micon, have been used. These, from year to year, are dependent on ore type processed, with average values over the life of the mine of 67.5 % and 4.8 % to concentrate and doré, respectively, and 90.7 % for copper. The production rates are based those projected by MAA in its May, 2002, LOM Plan. Micon has adjusted the production schedule to account for MAA reserves estimated at December, 2002 and actual production to April, 2003, and MAA forecasts to June, 2003.

Production is derived from ore mined at the Bajo de la Alumbrera open pit. It is assumed, in the estimates of annual cash flow, that the current mining rate of some 111 million t/y of ore and waste will increase to some 130 million t/y, by fiscal year 2004, and will continue at that level for four years, after which waste mining will diminish significantly. Ore will be mined from the pit until fiscal year 2011 and for a final two years, fiscal years 2012 and 2013, low grade ore will be reclaimed from stockpile for processing.

Table 19.6
Recent Project Performance Compared
With Fiscal Year 2003 and LOM plan Average Projections

	2001	2001	2002	2002	Jul 02-Apr 03	Jul 02-Apr 03	Life of Mine Plan (Based on Micon Input)	
	Actual	Budget	Actual	Budget	Actual	Budget	2004	LOM
Ore Mined								
Open Pit Ore Mined, 000 t			38,650		34,613	35,636	29,700	239,920,000
Waste Mined, 000 t			72,760		58,894	61,184	89,920	444,730,000
Total Mined, 000 t	111,160	112,826	111,400	115,266	93,507	96,820	119,620	684,650,000
Ore Milled								
Ex Stockpile, 000 t			1,000		2,651	0	10,300	142,840
Total, 000 t	28,055	28,047	30,060	31,398	27,967	30,377	36,710	350,920,000
Gold Grade, g/t	0.89	0.88	1.01	0.95	0.77	0.70	0.76	0.58
Copper Grade %	0.68	0.65	0.72	0.67	0.62	0.59	0.60	0.51
Recovery								
Total Gold, %	72.15	70.26	77.38	73.69	79.12	74.72	74.59	72.48
Gold in Bullion, %	4.06	4.00	4.94	3.9	6.82	4.98	5.09	4.76
Gold in Concentrate, %	68.09	66.26	72.38	69.79	72.30	69.74	69.50	67.71
Gold in Bullion, oz	32,718	32,456	55,503	37,571	50,243	33,760	45,657	313,583
Gold in Concentrate, oz	543,807	524,902	704,932	670,631	499,189	473,582	623,410	4,319,687
Total Gold Produced, oz	576,526	557,358	760,435	708,202	549,432	507,342	669,067	4,633,270
Copper Recovery, %	89.61	90.03	92.27	90.34	91.92	91.99	91.92	90.82
Copper Produced in Concentrate, t	169,857	164,109	200,086	190,387	158,909	164,084	202,463	1,640,281
Concentrate Grade, % Cu	27.83	27.72	27.58	27.71	27.01	27.67	27.70	27.70
Concentrate Grade, g/t Au	27.71	27.71	30.53	30.35	26.39	24.87		
Concentrate Produced, DMT	610,309	591,181	723,211	687,316	588,309	592,362	730,913	5,921,594
Net Revenue US$ 000	379,659	403,336	448,170	439,261	350,911	343,204	475,444	3,627,366
Gold Price, US$/oz	297.97	313.99	309.03	284.62	333.37	304.49	320	320
Copper Price, US$/lb	82.31	86.29	68.93	77.86	0.72	0.72	0.80	0.80
Unit Cost FOR US$/t milled	6.54	7.70	5.58	6.24	4.08	5.16	5.51	4.77
Unit Cost FOB US$/t milled	7.01	7.20	5.95	6.67	4.26	5.45	5.95	5.14

19.8.4 Revenue Projections

The smelter terms and treatment and refining charges used in the estimates of cash flows are those included in the MAA 2002 LOM Plan estimates, which are based on historical experience. Concentrate smelting is estimated at US$66/t of dry concentrate, while refining charges are

US$0.066/lb of payable copper and US$5.00/oz of payable gold in concentrate. The cash flow estimates utilize payable gold in bullion at 99.9 %, gold in concentrate at 96.8 % and copper in concentrate at 96.4 %. No allowance is made for the small amount of silver in bullion and concentrate, as this has no material affect on cash flow and hence project value.

For a base case estimate of future annual cash flows, a constant gold price of US$320/oz and a constant copper price of US$0.80/lb have been assumed. Formal supply and demand analyses have not been carried out by the authors in arriving at these assumed prices.

MAA's current gold hedging cover is as follows (see Table 19.7) and realises an average of US$352 per ounce.

Table 19.7
MAA's Current Gold Hedging Cover

Year	Ounces	Average Price, US$/oz	% Cover
2002/2003	145,000	350	23
2003/2004	100,000	354	17
2004/2005	50,000	354	9

Micon has used the above total ounces of hedged gold and prices in its projections of cash flow.

19.8.5 Debt Service

The original funding from the bank syndicate was US$659,586,000. MAA reported that, at the beginning of fiscal year 2003, the amount outstanding of this senior debt was US$358,368,000. In the May, 2002 LOM Plan, MAA projected that the senior bank debt would be fully repaid by fiscal year 2007. Because of lower than budget operating costs for FY 2003, above budget cash flow caused higher than projected special principal repayments to be made. In the MAA monthly report for April, 2003, it was reported that at the end of June, 2003, the outstanding debt would amount to US$206,246,000. In its estimates of cash flow, Micon has utilized the interest and repayment schedule currently projected by MAA. This procedure renders a simplifying approximation in Micon's model in that the debt service payments do not vary as a function of the amount of cash flow available for debt service. However, the amounts of available cash flow are sufficiently large, at all reasonably foreseeable levels of metal price and operating cost, that it would be unlikely that the debt repayment schedule would have a material effect on the ultimate total free cash flow available for distribution to shareholders.

In the sensitivity case estimates of cash flow, the Micon model was modified to provide a scenario with a full sweep of available cash flow for accelerated debt repayment, with no distribution to shareholders until after full debt repayment. Under this scenario, for base case metal prices, the debt would be fully repaid in one year and, for the alternative with metal prices 10 % less than base case, full debt repayment would require some two years.

In the cash flow projection, included in the MAA 2002 LOM Plan document, it is stated that:

"MAA is able to make the first payments to Shareholders in FY 2004 of US$68.6 million. This payment is the first payment against accrued interest owing to Shareholders. The first Principal repayment is in FY 2005 with Shareholder Subordinated Debt being fully repaid in FY 2007 according to the 2002 LOM Plan."

In fact, MAA made the first payments to shareholders in FY 2003. A payment of US$49.5 million was made to shareholders on May 31, 2003. This payment included interest on the Shareholder Subordinated Debt of US$38.6 million.

Table 19.8
Shareholder Subordinated Debt Repayment Schedule

US$ M	2004	2005	2006	2007	2008
Shareholders Loan Repayment		4.0	208.3	56.1	
Interest	68.6	69.7	16.2	3.2	
Dividends				2.9	454.7
Redemption of Preference Shares					228.5
Equity					65.8
TOTAL	**68.6**	**73.7**	**224.5**	**62.3**	**749.0**

Source: Table copied from MAA 2002 LOM Plan

It is understood that MAA anticipates that interest payments on shareholder loans will be less than forecast in the MAA 2002 LOM Plan, due to current expectations of lower interest rates and accrued interest paid to date. The estimated cash flows, presented in Table 19.9 include the lower interest payments totalling some US$61 million.

19.8.6 Overall Cash Flow Projection

The overall base case cash flow projections for the MAA operation, based on the input estimates and assumptions discussed above, are presented in Table 19.9. These projections incorporate the currently reported mineral reserves of MAA. It can be seen that:

- Over its projected operating life of 10 years, at exchange and inflation rates projected by MAA, the operation is expected to generate a total undiscounted net cash flow, after senior debt service and available for distribution to shareholders, of some US$1.12 billion, of which 50 % of BHPB's 25 % share would equate to approximately US$140 million.

- The net present value of 50 % of BHPB's 25 % share of the projected future cash flows for the operation, at a discount rate of 10 % per year, is estimated at some US$89 million. At a discount rate of 15 % per year, the net present value is reduced to US$73 million.

The effects on operating cost and, hence, on cash flows of the foreign exchange rate and the escalation of the Argentine peso are significant. However, the absolute levels of the base case cash flows are so large that even significant changes in operating cost render less material changes in the current value of the Bajo de la Alumbrera property. As discussed earlier in

Table 19.9
Bajo de la Alumbrera Base Case Cash Flow

YEAR				2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	TOTAL
MINE PRODUCTION			**Reserves**											
Waste Mined	Mt		444.73	89.52	95.39	88.00	80.[illegible]	64.[illegible]	16.14	8.[illegible]	3.30			444.73
Total Ore Mined	Mt		239.92	29.[illegible]	29.97	[illegible]	34.[illegible]	22.[illegible]	43.82	38.[illegible]	10.58			239.92
Total Material Mined	Mt		684.65	118.52	125.35	118.22	114.[illegible]	86.[illegible]	59.96	47.[illegible]	13.88			684.65
Stripping Ratio Waste:Ore				3.[illegible]	3.[illegible]	2.95	2.[illegible]	2.79	0.38	0.22	0.31			1.85
Ore Stockpile Reclaim	Mt			10.[illegible]	9.42	12.50	9.[illegible]	18.[illegible]	0.00	0.[illegible]	14.15	37.25	32.37	142.81
Total Tonnes Moved	Mt			129.[illegible]	132.77	128.72	124.[illegible]	105.[illegible]	59.96	47.[illegible]	28.03	37.25	32.37	827.49
Closing Ore Stockpile	Mt		111.00											
Ore Milled	Mt			36.71	38.62	35.80	36.[illegible]	37.[illegible]	37.[illegible]	37.19	37.25	37.25	17.61	350.92
Cu Grade	%			0.5[illegible]	0.54	0.50	0.55	0.49	0.60	0.65	0.54	0.38	0.29	0.5[illegible]
Au Grade	g/t			0.7[illegible]	0.63	0.58	0.64	0.54	0.60	0.77	0.59	0.29	0.29	0.58
Metal Content														
Au	oz			886,[illegible]	721,737	688,225	760,712	646,[illegible]	720,112	920,[illegible]	706,214	247,132	164,191	6,590,349
Cu	t			220,[illegible]	197,748	184,000	203,[illegible]	178,[illegible]	222,980	241,[illegible]	201,0[illegible]	124,[illegible]	51,069	1,806,[illegible]
Recovery														
Au Recovery to Concentrate	%			69.[illegible]	68.75	67.84	66.[illegible]	65.[illegible]	68.50	71.42	69.11	53.59	56.51	67.71
Au Recovery to Doré	%			5.[illegible]	4.74	4.76	4.78	4.43	4.67	5.14	4.88	3.84	3.83	4.76
Total Au Recovery	%			74.5[illegible]	75.49	72.60	71.[illegible]	70.45	73.17	76.58	73.99	57.43	60.35	72.48
Cu Recovery	%			91.92	91.64	90.94	90.72	90.42	91.59	92.59	91.70	94.30	84.27	90.82
Recovered Metal														
Au Produced in Concentrate	oz			623,41[illegible]	509,844	455,535	509,145	426,342	493,277	657,548	488,064	139,436	92,784	4,462,487
Au Produced in Bullion	oz			45,[illegible]	35,158	32,664	36,[illegible]	29,[illegible]	32,629	47,323	34,463	13,329	6,289	313,897
Total Au Produced	oz			669,[illegible]	545,002	488,200	545,[illegible]	455,354	525,906	704,871	522,527	152,766	99,073	4,776,383
Cu Produced in Conc.	t			202,4[illegible]	181,216	167,320	183,4[illegible]	161,[illegible]	205,145	223,7[illegible]	184,356	97,878	43,036	1,640,281
Cu Conc. Grade	%			27.70	27.70	27.70	27.70	27.70	27.70	27.70	27.70	27.70	27.70	27.70
Cu Conc. Produced Dry	dmt	Moisture		730,[illegible]	654,210	604,045	662,344	533,431	740,509	807,[illegible]	665,543	317,248	155,364	5,921,594
Cu Conc. Produced Wet	t	10.0%		812,12[illegible]	726,900	671,161	735,[illegible]	648,222	822,877	897,[illegible]	739,495	352,498	172,627	6,579,549
REVENUE														
Payable Metal		Payable												
Au in Bullion	oz	99.5%		45,311	35,123	32,832	36,[illegible]	28,[illegible]	32,598	47,275	34,429	13,316	6,282	313,583
Au in Conc.	oz	96.8%		603,461	493,626	450,638	492,[illegible]	412,[illegible]	477,492	636,[illegible]	472,446	150,150	89,815	4,319,687
Total Payable Gold	oz			649,[illegible]	528,749	483,270	529,17[illegible]	441,[illegible]	511,088	683,7[illegible]	506,875	163,486	96,097	4,633,270
Cu in Conc.	t	96.4%		195,174	174,692	161,297	176,[illegible]	156,754	197,758	215,742	177,719	94,714	41,487	1,581,231
Metal Prices		Escalator												
Cu	US$/lb	100%		0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80
Au	US$/oz	100%		320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00	320.00
Gross Revenue														
Au	US$			207,703,1[illegible]	169,199,773	154,646,365	169,336,[illegible]	141,341,497	163,548,068	218,810,[illegible]	162,196,972	65,108,277	30,751,[illegible]	1,482,646,390
Cu	US$			344,225,[illegible]	308,101,636	284,473,056	311,931,[illegible]	274,753,750	348,792,048	380,489,214	313,438,944	149,408,555	73,169,009	2,788,786,058
Au Hedged	oz			100,000	50,000									
Au Hedge Price	US$/oz			354	354									
Au Hedge Revenue				3,400,000	1,700,000									
Total Gross Revenue	US$			555,323,1[illegible]	479,001,349	439,122,421	481,268,[illegible]	416,095,237	512,340,116	599,309,[illegible]	475,635,916	214,517,832	103,920,123	4,271,432,447
Treatment/Refining Charges														
Conc. Smelting	US$	66.00	US$/wmt	48,240,[illegible]	43,177,893	39,866,955	43,714,[illegible]	38,504,454	48,876,905	53,323,774	43,925,883	20,938,367	10,254,023	390,825,184
Conc. Cu Refining	US$	0.08	US$/lb payable	28,398,[illegible]	25,418,385	23,468,275	25,734,[illegible]	22,807,194	28,774,519	31,391,[illegible]	25,858,715	13,228,208	6,036,443	230,074,850
Au Refining	US$	6.00	US$/oz payable	3,246,[illegible]	2,643,740	2,416,349	2,645,[illegible]	2,208,491	2,555,439	3,418,[illegible]	2,534,375	817,332	480,486	23,166,350
Total Charges	US$			79,884,[illegible]	71,240,014	65,752,579	72,094,[illegible]	63,330,[illegible]	80,206,862	88,133,[illegible]	72,318,950	34,981,905	16,770,953	644,066,334
Net Revenue	US$			475,443,[illegible]	407,761,336	373,369,843	409,173,[illegible]	352,765,138	432,133,254	511,175,545	403,316,966	180,235,927	87,149,170	3,627,366,064

YEAR				2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	TOTAL
OPERATING COSTS														
Mining														
Fixed Cost	US$	19.2	US$ million	19,200,000	19,200,000	19,200,000	19,200,000	19,200,000	19,200,000	19,200,000	19,200,000			153,600,000
Variable Cost	US$	0.64	US$/t moved	70,416,640	71,961,340	70,208,240	67,657,850	67,389,360	31,955,320	25,896,730	15,182,260	20,173,360	17,544,540	446,499,580
Total Mining Cost	US$			89,616,640	91,161,340	89,408,240	86,857,850	86,589,360	51,155,320	45,096,730	34,382,260	20,173,360	17,544,540	602,099,580
Concentrator & Pipeline Cost														
Fixed	US$	34	US$ million	34,000,000	34,000,000	34,000,000	34,000,000	34,000,000	34,000,000	34,000,000	34,000,000	34,000,000	17,000,000	323,000,000
Variable	US$	1.54	US$/t milled	56,570,110	58,421,420	56,708,830	56,970,770	57,371,490	57,525,530	57,206,790	57,371,490	61,371,430	27,137,010	540,737,720
Total Concentrator & Pipeline Cost	US$			90,570,110	92,421,420	90,708,830	90,970,770	91,371,490	91,525,530	91,206,790	91,371,490	61,371,430	44,137,010	862,737,720
Filter Plant Cost														
Fixed	US$	0.554	US$ million	554,000	554,000	554,000	554,000	554,000	554,000	554,000	554,000	554,000	277,000	5,283,000
Variable	US$	[illegible]	US$/t conc	1,388,735	1,243,000	1,147,856	1,258,453	1,108,462	1,407,120	1,535,073	1,264,532	602,771	295,192	11,251,028
Total Filter Plant Cost	US$			1,942,735	1,797,000	1,701,856	1,812,453	1,662,462	1,961,120	2,089,073	1,818,532	1,156,771	572,192	16,514,028
Administration Cost	US$			20,222,000	20,129,000	20,129,000	20,129,000	20,129,000	20,129,000	20,129,000	20,129,000	19,571,000	9,835,500	190,631,500
Total FOR Cash Cost	US$			202,351,485	205,508,760	202,047,725	199,770,083	189,749,862	164,771,970	158,024,628	147,711,282	132,577,561	72,139,242	1,675,212,828
Total FOR Cash Unit Cost	US$/t milled			5.51	5.53	5.48	5.40	5.10	4.41	4.27	3.97	3.53	4.10	4.77
Rail, Port & Marketing Cost														
Fixed	US$	3.62	US$ million	3,620,000	3,620,000	3,620,000	3,620,000	3,620,000	3,620,000	3,620,000	3,620,000	3,620,000	1,790,000	33,440,000
Variable	US$	1.13	US$/t conc	8,500,522	7,508,463	7,025,041	7,733,056	6,784,952	8,513,255	8,996,295	7,740,260	3,589,594	1,806,884	68,858,155
Total Rail, Port & Marketing Cost	US$			12,020,522	11,128,463	10,645,041	11,223,056	10,304,952	12,133,255	12,616,295	11,260,260	7,209,594	3,596,884	102,333,155
Sea Freight		3.27	US$/t conc	22,729,477	20,523,513	18,787,671	20,579,015	18,129,263	23,010,115	25,102,571	20,678,425	9,353,395	4,827,152	183,683,916
Total Operating Cost	US$			257,091,484	254,973,542	231,280,437	231,572,153	218,181,067	199,915,140	195,642,434	179,649,924	149,344,355	80,562,287	1,959,634,879
Total Operating (Site & Transp.) Unit Cost	US$/t milled			6.48	6.42	6.29	6.26	5.88	5.36	5.39	4.83	4.02	4.58	5.58
Total Operating Cost (Adj. Infl. & Forex)	US$			218,351,215	218,409,807	212,082,150	213,277,141	200,345,987	184,121,149	181,107,688	155,456,950	127,521,921	74,216,625	1,804,789,218
Total Operating (Site & Transp.) Unit Cost	US$/t milled			5.55	5.91	5.79	5.77	5.40	4.93	4.87	4.44	3.72	4.21	5.14
Esc Inflation (in 2002) Cost Factor	Esc = 100%	Current 22		0.84	0.84	0.84	0.84	0.84	0.84	0.84	0.84	0.84	0.84	0.84
Royalties														
Provincial Royalty	US$	2	2% NSR	9,508,879	8,155,227	7,487,397	8,153,478	7,364,303	8,342,425	10,223,511	8,068,389	3,804,718	1,742,888	72,649,321
YMAD Royalty	US$		30% Proceeds after Capital Rec.	0	0	0	0	0	0	0	0	0	0	0
Capex Opening Balance	US$			1,206,020,962	1,095,100,135	896,459,853	896,459,833	858,050,460	762,849,872	602,431,733	353,166,547	226,861,115	205,194,514	
Closing Balance	US$			1,095,120,135	985,499,335	880,641,174	858,050,450	762,849,875	502,431,793	393,150,547	226,861,115	205,194,514	193,738,253	
Other Miscellaneous Costs														
Miscellaneous costs	US$			308,000	315,000	320,000	323,000	331,000	335,000	348,000	357,000	363,000	375,000	2,282,000
Total Unit Op.Cost(incl.Royalties & Misc.)														
Total Unit Cost (excl. capital cost)	US$/t milled			6.29	6.09	7.76	7.25	7.23	7.32	7.52	6.61	4.73	5.25	7.20
Total Net Cost (excl. capital cost) Cu	US$/lb Cu			0.23	0.95	0.37	0.32	0.28	0.25	0.13	0.21	0.55	0.38	0.30
Total Net Cost (excl. capital cost) Au	US$/oz Au			(55.73)	(22.65)	4.44	(34.12)	(6.80)	(147.67)	(147.25)	(133.66)	131.08	207.47	(59.36)
Operating Cash Flow				247,275,857	183,981,302	152,600,236	197,330,316	144,385,389	239,318,586	216,436,056	229,429,613	83,413,282	10,814,231	1,746,846,525

YEAR			2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	TOTAL
Capital Cost	US$		20,644,000	18,235,000	3,525,000	3,525,000	3,385,000	9,350,000	3,230,000	6,285,000	4,401,000	2,015,000	93,222,000
Environmental & Closure	US$											23,532,000	23,532,000
Cash Flow Before Tax & Debt Service	US$		225,631,857	165,643,302	142,975,295	177,965,315	136,220,859	223,198,585	313,238,083	223,150,318	33,952,287	(14,732,739)	1,324,591,525
Debt Service													
Senior Debt Balance	US$	228,245,000											
Shareholder Loans	US$	258,464,000											
Senior Debt Service Schedule (AM LOM)													
Scheduled Repayment	US$		(71,600,000)	(57,000,000)	(13,437,000)								(141,297,000)
Variable Prepayments	US$		(35,750,000)	(28,500,000)									(64,250,000)
Special Prepayments	US$												
Senior Interest	US$		(13,515,000)	(14,628,000)	(576,000)								(29,303,000)
Reserve Account Funding	US$		9,702,000	23,992,000	(9,619,000)								42,303,000
Financing Fees	US$		(3,275,000)	(1,856,000)	(251,000)								(5,382,000)
Cash Flow Before Shareholder Loans And Equity Distributions (100%) Basis	US$		112,980,857	92,050,302	138,270,295	177,965,315	136,220,859	223,198,585	313,238,083	223,150,318	33,952,287	(14,732,739)	1,446,582,525
TAXATION													
Fees, Interest Cost&Loans(M&A LOM)	US$		72,635,000	12,929,000	1,781,000	-	-	-	-	-	-	-	55,335,000
Taxable Income before Tax Losses	US$		155,995,857	152,734,302	141,194,295	177,965,315	136,220,859	223,198,585	313,238,083	223,150,318	33,952,287	(14,732,739)	1,549,553,525
Tax Loss Opening Balance (M&A LOM)	US$	358,010,000	358,010,000	202,013,145	48,278,844	48,278,844	-	-	-	-	-	-	348,590,828
Tax Loss Used	US$		155,995,857	152,734,302	48,278,844	48,278,844	-	-	-	-	-	(14,732,739)	597,558,124
Tax Loss Closing Balance	US$		202,013,145	49,278,841	-	-	-	-	-	-	-	14,732,739	770,408,596
Taxable Income	US$		-	-	92,915,454	121,585,475	136,220,859	223,198,585	313,238,083	223,150,318	33,952,287	-	1,152,302,422
Income Tax	US$	0	-	-	28,471,838	39,475,642	40,920,257	38,750,508	93,970,825	65,945,195	10,185,686	-	348,302,127
VA Net From VAA (CMP)	US$		-	-	-	-	-	-	-	-	-	(24,128,000)	(24,128,000)
Total Tax	US$		-	-	28,471,838	39,475,642	40,920,257	38,750,508	93,970,825	65,945,195	10,185,686	(24,128,000)	324,474,127
CASH FLOW AFTER CAPITAL AND TAX	US$		110,930,857	58,382,202	105,798,859	138,389,374	95,200,597	190,418,080	215,235,248	156,205,431	23,763,601	9,326,261	1,122,081,393
Available for Equity Distributions													
BHPB 12.5% Share			13,875,857	12,352,558	13,724,832	17,298,672	11,900,075	20,052,260	27,404,156	19,525,679	2,970,325	1,174,553	142,281,425
			Met Pr. Base Case			**Met Pr. +10%**			**Met Pr. -10%**				
				BHPB 12.5%			BHPB 12.5%			BHPB 12.5%			
NPV	Disc Rate 0%	0.00	1,122,081,393	140,261,425		1,383,501,064	172,937,633		844,872,118	105,609,765			
	Disc Rate 5%	0.05	880,835,813	110,104,477		1,291,192,358	138,399,174		659,529,919	82,440,835			
	Disc Rate 10%	0.10	708,208,051	88,526,004		981,755,146	112,222,393		527,471,059	65,933,884			
	Disc Rate 15%	0.15	581,691,122	72,711,391		728,044,287	91,005,536		428,772,035	53,596,504			
	Disc Rate 20%	0.20	456,915,715	50,564,214		612,652,508	76,581,565		355,538,335	44,442,289			

Section 19.7.2 of this report, the MAA projections of operating cost, which Micon has used as a basis for its projections of cash flow, assume a 100 % inflation of the Argentine peso in fiscal year 2003 and a AR$:US$ exchange rate of 3.5:1. Prevailing inflation in peso-denominated costs is less than the 100 % forecast, for fiscal year 2003, by MAA, in its 2002 LOM Plan. At the end of April, 2003, an annualized rate of some 22 % was forecast by MAA. In Micon's projections of cash flow, adjustments have been made for a 22 % inflation of the Argentine Peso in FY 2003, with zero thereafter, and a Peso : US$ exchange rate of 2.85.

19.8.7 Sensitivity Analyses

Sensitivity analyses have been performed to test the impact on project economics of changes in the price of the metals produced. Net present values, for the BHPB 25 % share of cash flows available to shareholders after full debt service, have been estimated for metal prices 10 % higher and lower than the base case prices.

The results of these analyses are summarized in Table 19.10. Detailed cash flow projections for the different scenarios are on file and available at NOE's offices in Vancouver.

Table 19.10
Sensitivity to Metal Price

Input Parameter	Total NPV (50 % of BHPB 25 %) (US$ million)		
Discount Rate, %	0	10	15
Base Case Prices	140	89	73
Base Case Prices +10 %	173	110	91
Base Case Prices –10 %	106	66	54

19.8.8 Payback

Payback in the case of MAA is not considered meaningful. All of the initial project capital for developing the property has been expended and from year 2004 onwards the operation generates amply sufficient cash flow to cover all operating, sustaining capital and all debt service requirements.

19.8.9 Mine Life

In the base case projection, which utilizes the current mineral reserves available, the MAA operations cease in 2013. As discussed in Section 10, recent exploration drilling on the fringes of the mineralized area indicates that some potential exists to extend the life of the operations. However, any such extension is not expected to have a material affect on economic value.

20.0 INTERPRETATION AND CONCLUSIONS

While certain biases have been detected with the Alumbrera assay database, the only significant one is the copper grades from the IDEMSA drilling. MAA has removed these data from the database used to estimate resources at Alumbrera. The close overall reconciliation of the ore reserves to the milled tonnes and grade and grade control model lend confidence in the database used to estimate the ore reserves. Some month-to-month variation is seen in the reconciliation. However, this is inevitable given the difficulties in allowing for stockpiles and process inventory changes in a monthly metallurgical balance. While there may be some short-range variation in individual block gold grades from the block model, available data do not suggest that this is a problem.

Micon concurs with the procedures used by MAA for estimating the mineral resources and ore reserves at the Alumbrera mine. The Mineral Resources and Ore Reserves at Alumbrera have been appropriately estimated and categorized in accordance with the JORC Code.

It is Micon's opinion that the Measured and Indicated Mineral Resources prepared for the block model are individually the equivalent of the Measured and Indicated Mineral Resource categories as presented in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines adopted on August 20, 2000. Micon is also of the opinion that the Proved and Probable Ore Reserves prepared by MAA staff and presented above are the equivalent of Proven and Probable Mineral Reserves under the same CIM standards.

The published Proved and Probable Ore Reserves as of December 31, 2002, total 368 Mt grading 0.51 % Cu and 0.58 g/t Au as presented in Table 17.12 in Section 17.3.2, Mineral Reserves. MAA has published no Mineral Resources for the Alumbrera mine.

It is Micon's opinion that NOE can use the ore reserves published for Alumbrera, by MAA, for any financial analysis of a proposed transaction to acquire 50 % of BHPB's interest in MAA.

This reserve will support mining at a rate, which will enable the supply of some 37 million t/y of ore for almost ten years. The existing mining, ore processing and transportation infrastructures are adequate to maintain this rate of production over the projected mine life.

The procedures adopted by MAA, for estimating future operating and capital costs, generally are considered by Micon to be appropriate. Some adjustments have been made by Micon in its estimates of future cash flow, included in Section 19.8, Economic Analysis, principally related to the estimates of future inflation of the Argentine peso.

Over its projected life of about ten years, the operation is expected to generate a total undiscounted net cash flow of some US$1.12 billion, of which 50 % of BHPB's 25 % share amounts to some US$140 million.

21.0 RECOMMENDATIONS

. As discussed elsewhere in this report, there are no identifiable factors that are outside MAA's control and which would preclude MAA's achievement of its forecast production and cost targets. However, some recommendations are made with regard to the open pit operations.

It evident to Micon that mine management is well aware of the importance of equipment maintenance and some of the historical shortcomings. It is recommended that continued attention and diligent effort be given to both the existing MARC maintenance contracts and the MAA maintenance procedures.

At the time of Micon's site visit, it was reported that the dewatering rate was some 40 L/s and that in order to achieve the recommended water table level below mining, the pumping rate would need to be increased to 100 L/s. A hydrogeological model is being developed by Water Management Consultants, which was reported to be ready by the end of 2002. It is recommended that the dewatering program receives significant attention and continues to be implemented diligently.

Re-scheduling of the mining phases has rendered improvements in the ore release during the first three years of the LOM Plan. However, in fiscal year 2008, a major push-back of waste is required, in Phase 8, resulting in reduced ore production. This necessitates more stockpile recovery, at lower grade, to fill the mill and results in a lower annual mill feed grade and reduced economic performance. Continuing planning efforts are being made to reschedule the pit phases in order to smooth out the waste removal and ore release from Phases 6, 7 and 8, over that period. These efforts are fully supported by Micon, since the potential economic gain in fiscal year 2008 is significant.

Pioneering, currently, is a constraint. Purchase of smaller equipment, or hiring of a suitable contractor needs to be considered in order to improve the rate of pioneering, i.e., the excavation of the slopes of the surrounding mountains.

June 5, 2003

22.0 REFERENCES

Brown, S., 1999a, 1998-99 Resource Definition Drilling Program, MAA Internal Report.

Brown, S., 1999b, Density Values for Alumbrera Ore Types, MAA internal Memo.

Cutfield, Freeman and Co. Ltd., 2001, Information Memorandum, Minera Alumbrera Ltd., Confidential Information Memorandum prepared for RTP and Billiton.

Guilbert, J. M., 1995, Geology, alteration, mineralization, and genesis of the Bajo de la Alumbrera Porphyry Copper-Gold Deposit, Catamarca Province, Argentina, in Arizona Geological Society Digest 20, Porphyry Copper Deposits Of The American Cordillera, pp 646 – 655, edited by F.W. Pierce and J.G. Bolm, 656p., 43 papers, hardbound.

Keough, D., 2002, June 30th, 2002 MAA Ore Reserve Statement, Resource/Reserve Statement for Publication, MAA memo to Joint Venture Partners.

MAA Staff, 2001, Minera Alumbrera Limited, Project Technical Briefing (Updated December 2001), Minera Alumbrera Limited, The Bajo De La Alumbrera Copper-Gold Deposit, Province of Catamarca, Argentina.

MAA Staff, 2002, MAA Life of Mine Business Plan, May 2002.

Raymond, G. F., 1999a, Bajo de la Alumbrera Deposit Geostatistical Study, Part 2. Drill Hole Spacing Parameters for Orebody Modelling, Consulting Mining Geostatistician's Report to MAA.

Raymond, G. F., 1999b, Bajo de la Alumbrera Soft Boundary Orebody Model with Cylindrical Searches and Conditional Probability, Consulting Mining Geostatistician's Report to MAA.

Raymond, G. F., 2000, Bajo de la Alumbrera Geostatistical Study, ALUG Orebody Model Studies, Consulting Mining Engineer, Applied Mining Geostatistician's Report to MAA.

Rivera, L. A., 1999a, Metodologia De Muestreo En Mina, MAA internal memo.

Rivera, L. A., 1999b, ALUF Model Creation, MAA internal memo.

Rivera, L. A., 2001, Throughput Model Presentation, MAA Internal PowerPoint Presentation.

Rivera, L. A., 2002a, ReconciliacionJun2002.xls, MAA Year 2002 Reconciliation Spreadsheet.

Rivera, L. A., 2002b, June 2002 Alumbrera Ore Resource and Reserve Statement, MAA internal memo.

Rivera, L. A., 2002c, Project Technical Briefing (Geology), Minera Alumbrera Ltd, Bajo De La Alumbrera Deposit January 1998, (Modified November 2002).

Rivera, L. A., 2002d, "01-Drilling2002ResultsAndBlockModel.ppt", PowerPoint presentation on the ALUG model and comparisons to ALUF, MAA internal document.

Rivera, L. A., 2002e December, 2002 Geology Dept. Monthly Report, MAA internal memo.

Van Order, C. R., 2002, Resource/Reserve Statement for Publication, December 31, 2002, MAA Joint Venture partnership memo.

23.0 CERTIFICATES

micon INTERNATIONAL LIMITED | mineral industry consultants

CERTIFICATE OF AUTHOR

As the author of a portion of this report on Minera Alumbrera Ltd. in which Northern Orion Explorations Ltd. is to earn an interest, I, H. Burgess do hereby certify that:

1. I am employed by, and carried out this assignment for,

   Micon International Limited
   Suite 900
   390 Bay Street
   Toronto, Ontario
   M5H 2Y2

   tel. (416) 362-5135
   fax (416) 362-5135;

2. I hold the following academic qualifications:

B.Sc. (Mechanical Engineering)	London University	1966
B.Sc. (Mining Engineering)	London University	1968
M.Sc. (Engineering)	University of Witwatersrand	1980

3. I am a registered Professional Engineer with the Association of Professional Engineers of Ontario (membership number 6092506); as well, I am a member in good standing of several other technical associations and societies, including:

   The Australasian Institute of Mining and Metallurgy (Fellow)
   The Institution of Mining and Metallurgy (Fellow)
   The Canadian Institute of Mining, Metallurgy and Petroleum (Member)

4. I have worked as a mining engineer in the minerals industry for 35 years;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 13 years as a mining engineer working in mine planning and production operations in underground copper and gold mining and 22 years as a consulting mining engineer working in open-pit and underground operations involving many minerals and all aspects of mining from mine design to financial evaluation.;

6. I am responsible for the preparation of Sections 1 (portions), 2.0, 3.0, 4.0 (portions), 16.0 (portions), 17.0 to 20.0 (portions) and 21.0 of the technical report titled "Technical Report On Mining And Processing Assets Minera Alumbrera Ltd., In Argentina", and dated May, 2003, relating to the Minera Alumbrera properties. I visited the Minera Alumbrera data room from October14 to17, 2002. I visited the Alumbrera property from October 22 to 23, 2002;

7. I have reviewed the Minera Alumbrera property previously, in 2002, in respect of a purchase of Rio Tinto's interest by Wheaton River Minerals.

8. I am not aware of any material fact, or change in reported information, in connection with the subject properties, not reported or considered by me, the omission of which makes this report misleading;

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 17th day of June, 2003

"Harry Burgess"

Harry Burgess, P.Eng.

micon INTERNATIONAL LIMITED | mineral industry consultants

CERTIFICATE OF AUTHOR

As the author of a portion of this report on Alumbrera Ltd. in which Northern Orion Explorations Ltd. is to earn an interest, I, B. Terrence Hennessey do hereby certify that:

1. I am employed by, and carried out this assignment for,

   Micon International Limited
   Suite 900
   390 Bay Street
   Toronto, Ontario
   M5H 2Y2

   tel. (416) 362-5135
   fax (416) 362-5135;

2. I hold the following academic qualifications:

   B.Sc. (Geology) McMaster University 1978

3. I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (membership number 0038); as well, I am a member in good standing of several other technical associations and societies, including:

   The Australasian Institute of Mining and Metallurgy (Member)
   The Geological Association of Canada (Fellow)
   The Canadian Institute of Mining, Metallurgy and Petroleum (Member)

4. I have worked as a geologist in the minerals industry for 25 years;

5. I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 6 years as an exploration geologist looking for gold, base metal and tin deposits, 11 years as a mine geologist in both open pit and underground mines and over 6 years as a consulting economic geologist;

6. I am responsible for the preparation of Sections 1 (portions), 3.0, 4.0 (portions), 5.0 to 15.0, 17.1, 17.3 (portions), and 20 (portions) of the technical report titled "Technical Report On Mining And Processing Assets Of Peak Goldmines, In New South Wales, Australia And Minera Alumbrera Ltd., In Argentina" and dated January, 2003 relating to the Peak Gold Mines and Minera Alumbrera properties. I visited the Minera Alumbrera data room from October 14 to 17, 2002. I visited the Alumbrera property from October 22 to 23, 2002;

7. I have reviewed the Minera Alumbrera property previously in 2002 in respect of a purchase of Rio Tinto's interest by Wheaton River Minerals;

8. I am not aware of any material fact, or change in reported information, in connection with the subject properties, not reported or considered by me, the omission of which makes this report misleading;

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10. I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 17th day of June, 2003

"B. Terrence Hennessey"

B. Terrence Hennessey, P.Geo.

CERTIFICATE OF AUTHOR

As the author of a portion of this report on Minera Alumbrera Ltd. in which Northern Orion Explorations Ltd. is to earn an interest, I, David T. Wells, CEng do hereby certify that:

1. I am currently employed as a Senior Metallurgist by:

   Micon International Co Limited
   Suite 10, Keswick Hall
   Norwich
   NR4 6TJ
   United Kingdom

   tel. (44) 1603 501 501
   fax (44) 1603 507 007

2. I graduated with the Associateship of Camborne School of Metalliferous Mining in 1966.

3. I am registered by or belong to the following professional associations:

   The Engineering Council, United Kingdom (Registered Chartered Engineer, CEng)
   The Institute of Materials, Mining and Metallurgy, United Kingdom (Member, MIMMM)
   The American Institute of Mining, Metallurgical and Petroleum Engineers (Member, MAIME)
   The Minerals Engineering Society, United Kingdom (Fellow, FMES)

4. I have worked as a metallurgist for a total of 36 year since my graduation from university.

5. I have read the definition of Qualified Person set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a Qualified Person for the purposes of NI 43-101. My work experience includes 28 years as a production metallurgist at copper/gold, base metal and other mines and 8 years as a consulting metallurgist.

6. I am responsible for the preparation of Sections 1 (part), 4.0 (part), 15.0, 17.2, 17.3, 17.4 (part), 17.5, 17.7 (part), of the technical report entitled "Technical Report on Mining and Processing Assets of Minera Alumbrera Ltd., in Argentina" and dated May, 2003 relating to the Minera Alumbrera property. I visited the Minera Alumbrera data room on 16th October 2002 for two days and on 21st October 2002. I did not visit the Minera Alumbrera property

7. I have reviewed the Minera Alumbrera property previously in 2002 in respect of a purchase of Rio Tinto's interest by Wheaton River Minerals.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th Day of May 2003.

"David T. Wells"

David T. Wells, CEng

APPENDIX I
MINERA ALUMBRERA TAXES

Taxes (quoted directly from the MAA 2002 LOM Plan)

Income Taxes

In May 2001 the Senate passed a resolution relating to the following issues

- As a result of the accelerated depreciation under the Mining Investment Law, tax losses would not be lost by expiration if not utilised in the 5 year allowable time.

- Fiscal stability on Income Tax withholding rates on interest paid to off-shore banks and shareholders

- Fiscal stability withholding on distribution of income provided that no income tax has been paid on such income by MAA

The official gazetting of this law is still pending confirming the above, however MAA's 2001 income tax affidavit was lodged applying these changes. Further discussions on this law are not expected; the formal signing is currently in the backlog of administrative issues pending within the government.

As a part of the introduction of the Emergency Exchange Reform Law 25661, the government granted a tax concession to companies realising losses on translating monetary USD items to pesos. This deduction is to be taken over a 5 year period. The loss realised at the point of devaluation in January for MAA this is AR$(293) million that represents the revaluation of all USD denominated monetary items into Pesos at a rate of 1.4/1.

However under the Fiscal Stability Regime Exchange Losses are fully deductible in the year they are accrued. Therefore the exchange loss of AR$(293) million is fully deductible in 2002. There also would be a further deduction of AR$(844.1) million on revaluing the US based monetary assets from 1.4 rate to the assumed exchange rate at 30 June 2002 of 3.00/1 and this is also deductible in this year. Therefore in FY 2002 the full deduction for exchange losses on translating US denominated monetary assets and liabilities to pesos is AR$(1137.1) million

The issue for MAA is that this deduction would give rise to tax losses of AR$(958.8) million at 30 June 2002 which must be utilised over a 5 year period or they will expire. The issue is exacerbated by carried forward depreciation. MAA at 30 June 2002 will be carrying forward depreciation deductions of AR$(777.5) million which are then used to reduce taxable income to zero. The ability to carry forward these depreciation deductions is limited to the useful lives of the underlying assets that are being depreciated.

In relation to the carried forward tax loss arising from the translation of US monetary assets and liabilities to pesos, MAA has until 2007 to absorb the tax loss remaining at 30/06/02 of AR$(703.5) million. In the current Plan MAA will absorb the losses in years 2003 and 2004.

The depreciation deductions of AR$(777.5) million would be suspended and applied to taxable profits beyond the above timeframe. MAA is able to absorb these deductions and does so predominantly in years 2004 to 2007.

MAA can elect to utilise the provisions of the Fiscal Stability Regime to lodge returns or apply the Current Income Tax Regime. However MAA must carefully analyse the two options, since the selected regime must be applied in its entirety.

The fundamental differences between the two regimes is as follows:-

Fiscal Stability

- Tax Rate = 30 %
- Interest on foreign loans e.g. Senior Lenders is fully deductible when accrued
- Interest on Shareholder loans is only deductible if accrued and paid prior to the lodgement of the Affidavit. i.e. interest accrued up to June 30 each year will be deductible that year provided payment has been made to the shareholders before November 9 of that year
- Withholding rates on interest is limited to 0 % for interest on financing for importing assets and 12 % for all other interest
- Exchange losses are fully deductible when accrued.

Current Regime

- Tax Rate = 35 %
- Interest on foreign loans is deductible when accrued subject to thin capitalization rules. Thin Capitalization rules restrict deductibility to 60 % of interest accrued if one of 2 criteria is fulfilled. This is the loans subject to thin capitalization do not exceed 2.5 times net equity of the company or the total interest does not exceed 50 % of taxable income base. Interest that is not deductible in a specific year can be carried forward for 5 years.
- Withholding on interest is 15.05 % for listed countries and 35 % in all others
- Exchange losses on translation on monetary items is deferred and deductible over 5 years (20 % each year)

Below are the preliminary results of both regimes being applied. Further detailed work is necessary in checking the tax written down values of the assets and the remaining useful lives to confirm the utilisation of the depreciation deductions under Fiscal Stability. The same is necessary to ensure the accuracy of the depreciation deductions under the current regime. Also it will be necessary to recalculate our prior year tax returns under the current regime to ensure tax losses carried forward are also accurate.

Fiscal Stability

Fiscal Stability			2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Taxable Income/(Loss) after Timing	Pes 000's		517	414	251	486	303	861	1,183	808	90	92	-	-	-
Tax Losses Utilised			(517)	(414)	(251)	(486)	(95)	(32)	(29)	(26)	(20)	(25)	-	-	-
Fuel Tax Rebate															
Total Taxable Income			-	-	-	-	207	829	1,155	782	70	67	-	-	-
Tax on Taxable Income		30%	-	-	-	-	62	249	346	235	21	20	-	-	-
Tax Loss Utilisation															
Losses expire after 5 Years															
Opening Balance			(704)	(186)	-	-	-	-	-	-	-	-	-	-	-
Additions	*Pes 000's*		-	-	-	-	-	-	-	-	-	-	-	-	-
Utilised	Pes 000's		517	186	-	-	-	-	-	-	-	-	-	-	-
Balance	Pes 000's		(186)	-	-	-	-	-	-	-	-	-	-	-	-
Losses Expired after 5 years	Pes 000's		-	-	-	-	-	-	-	-	-	-	-	-	-
Balance Carried Forward	Pes 000's		(186)	-	-	-	-	-	-	-	-	-	-	-	-
Tax Losses (Accelerated Depreciation Deductions)															
Opening Balance	Pes 000's		(777)	(829)	(665)	(487)	(55)	-	-	-	-	-	-	-	-
Additions	Pes 000's		(52)	(64)	(73)	(54)	(40)	(32)	(29)	(26)	(20)	(25)	-	-	-
Utilised	Pes 000's		-	228	251	486	95	32	29	26	20	25	-	-	-
Balance	Pes 000's		(829)	(665)	(487)	(55)	-	-	-	-	-	-	-	-	-
Losses Expired after	Pes 000's		-	-	-	-	-	-	-	-	-	-	-	-	-
Balance Carried Forward			(829)	(665)	(487)	(55)	-	-	-	-	-	-	-	-	-

Current Regime

Current Regime			2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Taxable Income/(Loss) after Timing	Pes 000's		459	356	192	428	303	861	1,183	808	90	92	-	-	-
Tax Losses Utilised			(459)	(356)	(192)	(428)	(301)	(32)	(29)	(26)	(20)	(25)	-	-	-
Fuel Tax Rebate															
Total Taxable Income			-	0	-	-	2	829	1,155	782	70	67	-	-	-
Tax on Taxable Income		35%	-	0	-	-	1	290	404	274	25	23	-	-	-
Tax Loss Utilisation															
Losses expire after 5 Years															
Opening Balance			(675)	(216)	-	-	-	-	-	-	-	-	-	-	-
Additions	Pes 000's		-	-	-	-	-	-	-	-	-	-	-	-	-
Utilised	Pes 000's		459	216	-	-	-	-	-	-	-	-	-	-	-
Balance	Pes 000's		(216)	-	-	-	-	-	-	-	-	-	-	-	-
Losses Expired after	Pes 000's		-	-	-	-	-	-	-	-	-	-	-	-	-
Balance Carried Forward	Pes 000's		(216)	-	-	-	-	-	-	-	-	-	-	-	-
Tax Losses (Accelerated Depreciation Deductions)															
Opening Balance	Pes 000's		(777)	(829)	(754)	(635)	(261)	-	-	-	-	-	-	-	-
Additions	Pes 000's		(52)	(64)	(73)	(54)	(40)	(32)	(29)	(26)	(20)	(25)	-	-	-
Utilised	Pes 000's		-	139	192	428	301	32	29	26	20	25	-	-	-
Balance	Pes 000's		(829)	(754)	(635)	(261)	-	-	-	-	-	-	-	-	-
Losses Expired after	Pes 000's		-	-	-	-	-	-	-	-	-	-	-	-	-
Balance Carried Forward			(829)	(754)	(635)	(261)	-	-	-	-	-	-	-	-	-

Total tax payable over the life of the operation under Fiscal Stability is AR$933 million, which compares with the current regime where total tax paid is AR$1016 million.

Therefore the best option for MAA is to remain with the Fiscal Stability Regime, and this has been assumed in this LOM Plan.

IVA

Following the devaluation in January 2002, MAA was able to continue to seek reimbursement of IVA related expenditure in US dollars. The government temporarily suspended reimbursement of US based claims while it resolved payment terms and exchange rates to be applied to a conversion to pesos. This was resolved in March 2002 and included the following.

- Claims made in US$ would be payable in 19 equal instalments at the exchange rates prevailing on the 25th day of each month.
- Interest would be payable at 6 % on all approved claims as at January 7, 2002.
- No further claims can be lodged in US$ after February 2002.
- Peso Claims would be continued to be paid as normal.

For MAA this will result in approximately AR$22 million (approx.US$7.0m) that was expected in 2nd half of 2002 being deferred into FY2003.

Execution Copy

LLC INTERESTS PURCHASE AGREEMENT

BETWEEN

BHP MINERALS INTERNATIONAL EXPLORATION INC.

AND

RAA HOLDINGS S.A.

DATED AS OF APRIL 23, 2003

TABLE OF CONTENTS

LLC INTERESTS PURCHASE AGREEMENT

THIS LLC INTERESTS PURCHASE AGREEMENT (this "***Agreement***"), dated as of April 23, 2003 (the "***Effective Date***"), is made and entered into by and between BHP Minerals International Exploration Inc., a Delaware corporation ("***Seller***"), and RAA Holdings S.A., a Cayman Islands corporation ("***Buyer***"). Seller and Buyer are sometimes hereinafter referred to individually as a "***Party***" and collectively as the "***Parties***".

BACKGROUND

WHEREAS, Seller owns the Subject Interest (as defined below) in Copper Holdings International, LLC, a Delaware limited liability company (the "***Company***");

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Subject Interest; and

WHEREAS, Minera Agua Rica, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, is engaged in the exploration, development, mining and marketing of the Agua Rica project (the "***Agua Rica Project***");

NOW, THEREFORE, in consideration of premises and the mutual covenants and agreements set forth below and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

1.1 ***Definitions***. As used in this Agreement, the following terms shall have the following meanings:

"***AAA***" shall have the meaning set forth in Section 10.4(b).

"***Affiliate***" means any Person which Controls, is Controlled by, or is under common Control with a Party. The Parties acknowledge and agree that BHP Billiton plc and its Affiliates shall be deemed to be Affiliates of BHP Billiton Limited and its Affiliates and vice versa for so long as BHP Billiton plc and BHP Billiton Limited are members of the same dual listed company structure.

"***Agreement***" shall have the meaning set forth in the introductory paragraph.

"***Agua Rica Project***" shall have the meaning set forth in the third recital.

"***Argentine Antitrust Commission***" means the *Tribunal de Defensa de la Competencia* and/or its related administrative agency, the *Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor*.

"***Argentine Antitrust Law***" means the *Ley de Defensa de la Competencia* and all regulatory decrees and regulations promulgated thereunder.

"***Assignment of Interests***" shall mean the Assignment of Interests substantially in the form of Exhibit A attached hereto.

"***Binding Offer***" shall have the meaning set forth in Section 9.4.

"***Business Day***" means any day except Saturday, Sunday or any day on which banks are not open for business in the City of New York, New York.

"***Buyer***" shall have the meaning set forth in the introductory paragraph.

"***Buyer Deliverables***" shall have the meaning set forth in Section 2.4.

"***Closing***" shall have the meaning set forth in Section 2.2.

"***Closing Date***" shall have the meaning set forth in Section 2.2.

"***Company***" shall have the meaning set forth in the first recital.

"***Commercially Reasonable Efforts***" means efforts which are reasonably within the contemplation of the Parties at the time of entering into this Agreement and which do not require the performing Party to expend material funds or incur material obligations other than expenditures which are customary and reasonable in transactions of the kind and nature contemplated by this Agreement in order for the performing Party to satisfy its obligations hereunder.

"***Contemplated Transactions***" shall mean such transactions as are required to be consummated pursuant to this Agreement.

"***Control***" used as a verb means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or otherwise; and, when used with respect to an individual, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control" used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"***Effective Date***" shall have the meaning set forth in the introductory paragraph.

"***Encumbrance***" shall mean any encumbrance, charge, lien, pledge, condemnation award, claim, restriction, security interest, mortgage, defect of title, joint ownership or other encumbrance or charge of any kind.

"***Final Payment***" shall have the meaning set forth in Section 2.3.

"***Governmental Authority***" shall mean any governmental authority or judicial, regulatory, or administrative body of any country or political subdivision thereof exercising jurisdiction over Buyer, Seller or the Company.

"***Indemnified Party***" shall mean, as applicable, (i) Buyer and its Affiliates, and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing, or (ii) Seller and its Affiliates, and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

"***Indemnifying Party***" shall have the meaning set forth in 8.3(a).

"***Initial Payment***" shall have the meaning set forth in Section 2.3.

"***Law***" means any material laws, decrees, directives, rules, codes or regulations issued by Governmental Authorities.

"***LIBOR***" means the London Inter-Bank Offered Rate for the ninety (90) day period as quoted on the Reuters Screen LIBOR rounded to the fourth decimal point.

"***Loan Agreement***" shall mean the Loan Agreement substantially in the form of Exhibit D.

"***Losses***" shall have the meaning set forth in Section 8.1.

"***Management Agreement***" shall mean that Management Agreement of the Company, dated January 1, 2001, between the Company and Seller.

"***MAR***" means Minera Agua Rica, LLC, a wholly-owned subsidiary of the Company.

"***Material Adverse Effect***" shall mean a material adverse change in, or effect on the business, financial position, or results of operations of Buyer, Seller or the Company, as applicable.

"***NNO***" means Northern Orion Explorations Ltd., the ultimate parent of Buyer.

"***Operating Agreement***" shall mean that Operating Agreement of the Company, dated January 1, 2001, between Seller and Buyer.

"***Party***" and "***Parties***" shall have the meaning set forth in the introductory paragraph.

"***Person***" shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or governmental body.

"***Promissory Note***" shall mean the promissory note payable to Seller in the amount of the Final Payment, as described in the Loan Agreement.

"***Purchase Price***" shall have the meaning set forth in Section 2.1.

"***Release***" shall mean the Termination of Certain Agreements, Mutual Release & Indemnity, and Assumption Agreement, substantially in the form of Exhibit B.

"***Securities Act***" shall mean the United States Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

"***Security Instruments***" has the meaning set forth in the Loan Agreement.

"***Seller***" shall have the meaning set forth in the introductory paragraph.

"***Seller Deliverables***" shall have the meaning set forth in Section 2.4.

"***Subject Interest***" shall mean all of the limited liability company interest in the Company held by Seller, which is approximately 72%, constitutes Seller's entire remaining limited liability company interest in the Company and includes Seller's share of the profits and losses of the Company and its right to receive distributions of the Company's assets.

"***Tax***" shall mean all taxes, however denominated, including any interest, penalties or other additions becoming due or payable in respect thereof, imposed by any Governmental Authority.

1.2 ***Interpretation.***

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words "include," "includes" and "including" do not limit the preceding terms or words and shall be deemed to be followed by the words "without limitation", (iv) the terms "hereof", "herein", "hereunder", "hereto" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) "or" is used in the inclusive sense of "and/or", (vi) the terms "day" and "days" mean and refer to calendar day(s), (vii) the terms "year" and "years" mean and refer to calendar year(s), and (viii) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Unless otherwise set forth in this Agreement, references in this Agreement to any document, instrument or agreement (including this Agreement) (A) includes and incorporates all Exhibits, Schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c) This Agreement is the result of discussions and negotiations between the Parties; as such, it shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

ARTICLE II
PURCHASE AND SALE

2.1 ***Purchase Price***. In consideration of the sum of Twelve Million Six Hundred Thousand and No/100 US Dollars (US$12,600,000.00) (the "***Purchase Price***"), and upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Seller shall sell, assign, transfer, and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, the Subject Interest, free and clear of all restrictions on transfer, purchase rights, warrants, options, contracts, commitments, and other Encumbrances.

2.2 ***The Closing***. Subject to other terms and conditions of this Agreement, the sale and purchase contemplated hereby (the "***Closing***") shall take place at the offices of King & Spalding, 1100 Louisiana, Suite 4000, Houston, Texas at 10:00 a.m. Central Time, on (a) the later of: (i) April 30, 2003 and (ii) within five (5) Business Days following the satisfaction or waiver of the conditions set forth in Article III that are contemplated to be satisfied prior to the Closing Date; or (b) such other date which Seller and Buyer shall mutually agree upon in writing. The date on which the Closing shall occur is herein referred to as the "***Closing Date***".

2.3 ***Payment of Purchase Price***. An initial payment (the "***Initial Payment***") in the

amount of Three Million Six Hundred Thousand and No/100 US Dollars (US$3,600,000.00) shall be made on the Closing Date, and a final payment (the "***Final Payment***") in the amount of Nine Million and No/100 US Dollars (US$9,000,000.00) shall be payable on or before June 30, 2005, as more particularly described in the Promissory Note. The Initial Payment shall be made by wire transfer of immediately available funds to an account designated by Seller.

2.4 ***Deliveries***. The purchase and sale of the Subject Interest pursuant to this Agreement shall be effected on the Closing Date by delivery of the following:

(a) Seller shall deliver or cause to be delivered to Buyer the following (collectively, the "***Seller Deliverables***"):

(i) the Assignment of Interests, duly executed by Seller;

(ii) the Release, duly executed by Seller;

(iii) the Loan Agreement, duly executed by Seller;

(iv) the Security Instruments, duly executed by Seller, as applicable;

(v) a certificate signed by an authorized representative of Seller to the effect that each of the conditions specified in clauses (b) and (c) of Section 3.2 is satisfied;

(vi) a copy of resolutions of the Board of Directors of Seller, certified as of the Closing Date by the Secretary or an Assistant Secretary of Seller, which certified resolutions shall duly authorize the execution, delivery and performance of this Agreement, together with a certificate as to the incumbency of the persons executing such documents on its behalf, such certificate to be in a form and substance reasonably satisfactory to Buyer;

(vii) resignations, effective as of the Closing Date, of each member of the Management Committee of the Company, other than those members, if any, appointed, effective as of the Closing Date pursuant to a written resolution of the members of the Company, in accordance with Buyer's written instructions to Seller not less than five (5) Business Days prior to the Closing Date; to this effect, Seller shall, immediately prior to executing the Assignment of Interests, adopt all resolutions (including appointment of new managers, change of the Operating Agreement) reasonably required by Buyer; and

(viii) evidence revoking all powers of attorney which were granted by Seller to the attorneys-in-fact of Minera Agua Rica, LLC whose names are set forth on Exhibit C.

(b) Buyer shall deliver or cause to be delivered to Seller the following (collectively, the "***Buyer Deliverables***"):

(i) the Initial Payment;

(ii) the Assignment of Interests, duly executed by Buyer;

(iii) the Loan Agreement, duly executed by Buyer, MAR, the Company and NNO;

(iv) the Security Instruments, duly executed by Buyer, the Company,

MAR and NNO, as applicable;

(v) the Promissory Note, duly executed by Buyer;

(vi) the Release, duly executed by Buyer, the Company, MAR and NNO, as applicable;

(vii) a certificate signed by an authorized representative of Buyer to the effect that each of the conditions specified in clauses (b) and (c) of Section 3.1 is satisfied; and

(viii) a copy of resolutions of the Board of Directors of Buyer, certified as of the Closing Date by the Secretary or an Assistant Secretary of Buyer, which certified resolutions shall duly authorize the execution, delivery and performance of this Agreement, together with a certificate as to the incumbency of the persons executing such documents on its behalf, such certificate to be in a form and substance reasonably satisfactory to Seller.

2.5 ***Delivery of Books and Records.*** Within a reasonable period of time following the Closing Date, Seller shall use Commercially Reasonable Efforts to deliver or cause to be delivered to Buyer a copy of the books and records in Seller's possession as of the Effective Date, including all relevant accounting records, Tax records, organizational documents, third party contracts, and other relevant documents relating to the Agua Rica Project or the Company.

ARTICLE III
CONDITIONS PRECEDENT TO PURCHASE AND SALE

3.1 ***Conditions Precedent to Obligations of Seller.*** The obligation of Seller to sell the Subject Interest shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a) Buyer shall have delivered or caused to be delivered the Buyer Deliverables;

(b) Buyer's representations and warranties made herein shall have been true and correct in all material respects when made, and shall be true and correct in all material respects at and as of the Closing, with the same force and effect as though made at the Closing except to the extent that such representations and warranties relate to an earlier date;

(c) Buyer shall have performed and complied in all material respects with all covenants, agreements and obligations in this Agreement to be performed or complied with prior to or at the Closing;

(d) no action, proceeding, suit or investigation shall have been instituted nor shall governmental action before any court or other Governmental Authority be threatened in writing, nor shall any order, judgment or decree have been issued or proposed to be issued by any court or other Governmental Authority which does, or is reasonably likely to permanently set aside, restrain, enjoin or prevent the consummation of the Contemplated Transactions; and

(e) each of the parties thereto (other than Seller) shall have executed the

Release and the applicable Security Instruments.

3.2 ***Conditions Precedent to Obligations of Buyer.*** The obligation of Buyer to purchase the Subject Interest shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a) Seller shall have delivered or caused to be delivered the Seller Deliverables;

(b) Seller's representations and warranties made herein shall have been true and correct in all material respects when made, and shall be true and correct in all material respects at and as of the Closing, with the same force and effect as though made at the Closing except to the extent that such representations and warranties relate to an earlier date;

(c) Seller shall have performed and complied in all material respects with all covenants, agreements and obligations in this Agreement to be performed or complied with prior to or at the Closing;

(d) no action, proceeding, suit or investigation shall have been instituted nor shall governmental action before any court or other Governmental Authority be threatened in writing, nor shall any order, judgment or decree have been issued or proposed to be issued by any court or other Governmental Authority which does, or is reasonably likely to permanently set aside, restrain, enjoin or prevent the consummation of Contemplated Transactions;

(e) Seller shall have terminated all management contracts with the Company; and

(f) each of the parties thereto (other than Buyer) shall have executed the Release and the applicable Security Instruments.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants as of the Effective Date and as of the Closing Date to Seller as follows:

4.1 ***Organization***. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Buyer has all requisite power and authority to: (a) own and operate its properties and carry on its business as currently conducted; and (b) to execute this Agreement and perform its obligations hereunder.

4.2 ***Qualification***. Buyer is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business as now conducted or its assets make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Buyer.

4.3 ***Authorizations; Approvals***. The execution and delivery by Buyer of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by all requisite action. This Agreement has been duly executed and delivered by

Buyer, and this Agreement constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms. Upon the execution and delivery thereof, all agreements, contracts, documents and instruments relating to this Agreement and the transactions contemplated hereby that are to be executed and delivered by Buyer will be so executed and delivered by a duly authorized officer of Buyer, will constitute the legal, valid and binding obligations of Buyer, and will be enforceable against Buyer in accordance with their terms. Except for the filings by Buyer required by Argentine Antitrust Law, the expiration or earlier termination of all waiting periods under such law, and the approval of the Argentine Antitrust Commission, Buyer is not required to give any notice to, make any filing or register with, or obtain any consent, approval, authorization, waiver, permit, certificate or order of, any Governmental Authority or third party to consummate the transactions contemplated by this Agreement.

4.4 ***Absence of Conflicts***. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will: (a) conflict in any material respect with, result in a material breach under, or give rise to any consent or preferential purchase right under (i) any Law applicable to Buyer, (ii) the constituent documents of Buyer, (iii) any material contract, agreement, lease, license or other arrangement to which Buyer is a party or by which it or any of its properties is bound, or (iv) any order, judgment, injunction, award or decree of any court or regulatory or governmental body, or (b) result in the creation or imposition of any material Encumbrance on any of the property of Buyer.

4.5 ***Litigation***. There are no actions, suits, proceedings or investigations pending or, to the knowledge of Buyer, threatened against Buyer before or by any Governmental Authority that would have a Material Adverse Effect on the ability of Buyer to purchase the Subject Interest pursuant to this Agreement.

4.6 ***Access to Information; Sophistication***. As a member of the Company, Buyer has extensive knowledge and experience with regard to the Company, including regarding the financial, technical and operating condition of the Company, and in financial and business matters in general, and as such is capable of evaluating the merits and risks of entering into this Agreement and purchasing the Subject Interest. In addition, Buyer has had access to all Company information in order to fully evaluate the transactions contemplated hereunder and assess the adequacy of the Purchase Price, as well as any and all information deemed necessary or advisable in connection with the transactions contemplated hereunder.

4.7 ***Investment Representations***.

(a) Buyer understands that it may have to bear the economic risk of its purchase of the Subject Interest indefinitely and that it may not be possible for Buyer to liquidate its investment in the Company; that there is no established market for interests in the Company and no public market is likely to develop; that the interest will not be, and Buyer has no rights to require that the interest be, registered under the Securities Act or the securities laws of the various states, and, therefore, the interest cannot be resold, mortgaged, pledged, assigned, hypothecated or otherwise disposed of unless it is subsequently registered under the Securities Act or unless an exemption from such registration is available; that Buyer is purchasing the Subject Interest for investment for the account of Buyer and not with a view toward resale or other distribution thereof; that Buyer agrees not to resell, mortgage, pledge, assign, hypothecate or otherwise dispose of

all or any part of the interest purchased by Buyer, except as permitted by Law, including, without limitation, any regulations under the Securities Act or applicable state securities laws; that the Company currently does not have any intention of registering the interest under the Securities Act; and that Rule 144 under the Securities Act may not be available as a basis for exemption from registration of any interest thereunder.

(b) Buyer has no current need for liquidity in connection with its purchase of the Subject Interest and has the ability to bear the economic risk of such purchase.

(c) With respect to the tax and other legal consequences of the purchase of the Subject Interest, Buyer is relying solely upon the advice of its own tax and legal advisors.

4.8 ***Brokers***. There is no broker or finder or other person entitled to a commission or brokerage fee or payment in connection with this Agreement or the transactions contemplated hereby (including the sale of the Subject Interest) as a result of any agreement of, or action taken by, Buyer, any Affiliate of Buyer or any member, officer, or director of Buyer.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants as of the Effective Date and as of the Closing Date to Buyer as follows:

5.1 ***Organization***. Seller is a corporation validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite power and authority to: (a) own and operate its properties and carry on its business as currently conducted, and (b) to execute this Agreement and perform its obligations hereunder.

5.2 ***Qualification***. Seller is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business as now conducted or its assets make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Seller.

5.3 ***Authorizations; Approvals***. The execution and delivery by Seller of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by all requisite action. This Agreement has been duly executed and delivered by Seller, and this Agreement constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms. Upon the execution and delivery thereof, all agreements, contracts, documents and instruments relating to this Agreement and the transactions contemplated hereby that are to be executed and delivered by Seller will be so executed and delivered by a duly authorized officer of Seller, will constitute the legal, valid and binding obligations of Seller, and will be enforceable against Seller in accordance with their terms. Except for the filings by Seller required by Argentine Antitrust Law, the expiration or earlier termination of all waiting periods under such law, and the approval of the Argentine Antitrust Commission, Seller is not required to give any notice to, make any filing or register with, or obtain any consent, approval, authorization, waiver, permit, certificate or order of, any Governmental Authority or third party to consummate the transactions contemplated by this Agreement.

5.4 ***Absence of Conflicts***. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will: (a) conflict in any material respect

with, result in a material breach under, or give rise to any consent or preferential purchase right under (i) any Law applicable to Seller, (ii) the constituent documents of Seller, (iii) any material contract, agreement, lease, license or other arrangement to which Seller is a party or by which it or any of its respective properties is bound, or (iv) any order, judgment, injunction, award or decree of any court or regulatory or governmental body, or (b) result in the creation or imposition of any material Encumbrance on any of the property of Seller.

5.5 ***Litigation***. Except as set forth in Schedule 5.5, there are no actions, suits, proceedings or investigations pending or, to the knowledge of Seller, threatened, against Seller before or by any Governmental Authority that would have a Material Adverse Effect on the ability of Seller to sell the Subject Interest pursuant to this Agreement.

5.6 ***Brokers***. There is no broker or finder or other person entitled to a commission or brokerage fee or payment in connection with this Agreement or the transactions contemplated hereby (including the sale of the Subject Interest) as a result of any agreement of, or action taken by, Seller, any Affiliate of Seller or any member, officer, or director of Seller.

5.7 ***Subject Interest.*** As of the date hereof, Seller is the sole legal and beneficial owner and holder of record of the Subject Interest. At the Closing, Seller shall transfer to Buyer good and valid title to the Subject Interest, free and clear of all restrictions on transfer, purchase rights, warrants, options, contracts, commitments, and other Encumbrances.

ARTICLE VI
SURVIVAL

6.1 ***Reliance on and Survival of Representations***. Except for the representations and warranties contained in Sections 4.3, 4.4, 5.3, 5.4 and 5.7, which shall survive the Closing Date indefinitely, the representations and warranties of the Parties herein, and in any certificates or other instruments delivered pursuant to this Agreement shall not survive the execution and delivery of this Agreement and the purchase of the Subject Interest by Buyer.

ARTICLE VII
TERMINATION

7.1 ***Termination***. This Agreement and the rights and obligations of the Parties hereunder may be terminated at any time on or prior to the Closing Date only in accordance with the following provisions:

(a) This Agreement may be terminated and the transactions contemplated hereby abandoned by the mutual written consent of the Parties at any time prior to the Closing.

(b) This Agreement may be terminated by Buyer, in which event the transactions contemplated hereby shall be abandoned by all Parties, if:

(i) a final, nonappealable order to restrain or enjoin the consummation of the purchase and sale of any of the Subject Interest shall have been entered; or

(ii) by written notice by Buyer or Seller if the Closing has not occurred on or prior to April 30, 2003 for any reason other than delay and/or

nonperformance of the Party seeking such termination.

(c) This Agreement may be terminated by Seller, in which event the transactions contemplated hereby shall be abandoned by all Parties, if:

(i) a final, nonappealable order to restrain or enjoin the consummation of the purchase and sale of the Subject Interest shall have been entered; or

(ii) by written notice by Buyer or Seller if the Closing has not occurred on or prior to April 30, 2003 for any reason other than delay and/or nonperformance of the Party seeking such termination.

7.2 ***Effect of Termination***. In the event of any termination of this Agreement, the Parties shall have no obligation or liability to each other except that (a) the provisions of Section 7.2 and Article X, to the extent applicable, shall survive any such termination and (b) no such termination shall relieve any Party from liability for any breach of this Agreement prior to such termination.

ARTICLE VIII
INDEMNIFICATION

8.1 ***Seller's Indemnification***. Seller covenants and agrees to defend, indemnify and hold harmless Buyer and the Company and their respective Affiliates from and against any damages, claims, losses, liabilities, costs and expenses (including, without limitation, settlement costs and any legal, accounting or other expenses for defending any actions or threatened actions) (collectively, "***Losses***"), arising out of or resulting from: (a) any inaccuracy in or breach of any representation or warranty made by Seller in this Agreement or in any writing delivered pursuant to this Agreement or at the Closing; or (b) the failure of Seller to perform or observe fully any covenant, agreement or provision to be performed or observed by Seller pursuant to this Agreement or any other agreement executed in connection herewith.

8.2 ***Buyer's Indemnification***. Buyer covenants and agrees to defend, indemnify and hold harmless Seller and its Affiliates from and against any Losses arising out of or resulting from: (a) any inaccuracy in or breach of any representation or warranty made by Buyer in this Agreement or in any writing delivered pursuant to this Agreement or at the Closing; or (b) the failure by Buyer to perform or observe any covenant, agreement or condition to be performed or observed by it pursuant to this Agreement or any other agreement executed in connection herewith.

8.3 ***Indemnification Procedure***

(a) Procedures for Third Party Claims. Promptly after receipt by an Indemnified Party of notice by a third party of a threatened or filed complaint or the threatened or actual commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Loss, such Indemnified Party shall provide written notification to Buyer, on the one hand, or Seller, on the other hand, whoever is the appropriate indemnifying Party hereunder (the "***Indemnifying Party***"), within five (5) days after the Indemnified Party's knowledge of threatening or filing of such complaint or knowledge of the threatened or actual commencement of such audits, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall

relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) material prejudice to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days thereafter, to assume the defense of such complaint, audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the reasonable fees and disbursements of such counsel. If the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above within such thirty (30) day period, however, the Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and, if the Indemnifying Party agrees that such audit, investigation, action or proceeding is a matter with respect to which the Indemnified Party is entitled to receive payment from the Indemnifying Party for the Loss in question, the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party's own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use Commercially Reasonable Efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter. No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party.

(b) Procedures for Direct Claims. If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a third party claim covered by Section 8.3(a) hereof, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by arbitration in accordance with this Agreement.

ARTICLE IX
COVENANTS

9.1 ***Access to Business Information.*** From and after the Closing Date, Buyer shall cause the Company to maintain copies of the Business Information (as defined in the Operating Agreement) in the possession of the Company at the time of the Closing, and shall prevent the Company from destroying any of such Business Information for a period of at least six (6) years

following the date that the Company makes its last U.S. Tax return filing with respect to the 2002 Tax year without first allowing Seller, at Seller's expense, to make copies of such Business Information. During that period, Buyer shall cause the Company: (a) to grant to Seller and its representatives reasonable cooperation, access and staff assistance during normal business hours and upon reasonable notice to all of such Business Information relating to the period prior to the Closing Date (including workpapers and correspondence with taxing authorities) that are not otherwise protected by legal privilege; (b) to afford Seller and its representatives the right, at Seller's expense, to take extracts therefrom and to make copies thereof; and (c) to have reasonable access to the employees of the Company, all to the extent reasonably necessary or appropriate for general business purposes, including (i) the preparation of Tax returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental Authority, (iv) the determination or enforcement of the rights and obligations of any Indemnified Party or (v) in connection with any actual or threatened action or proceeding; provided, however, that such requested cooperation, access and assistance shall not interfere with the normal business operations of the Company. To the extent that Buyer shall, directly or indirectly, sell or otherwise transfer its interests in the Company subsequent to the Closing Date, Buyer agrees to use all Commercially Reasonable Efforts to obtain from the transferee of such interests an obligation to comply with the provisions of this Section 9.1, which obligation shall be enforceable by Seller as a third party beneficiary.

9.2 ***License of Business Information***. Buyer hereby agrees to grant to Seller, concurrently with the execution of this Agreement, an unrestricted, irrevocable, nonexclusive, fully paid up, perpetual license to use the Business Information for the purposes described in Section 9.1.

9.3 ***Regulatory and Other Authorizations and Consents***.

(a) Each Party shall use all Commercially Reasonable Efforts to: (a) satisfy all conditions precedent to the Parties' obligations hereunder and (b) obtain all authorizations, consents, orders, and approvals of, and to give all notices to and make all filings with, all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations under, this Agreement and will cooperate fully with the other Party in promptly seeking to obtain all such authorizations, consents, orders, and approvals, giving such notices, and making such filings.

(b) No later than seven (7) days following the Effective Date, Buyer and Seller shall cause to be filed with the Argentine Antitrust Commission the pre-acquisition notification under Argentine Antitrust Law with respect to the transactions contemplated hereby. Buyer and Sellers shall consult with each other as to the appropriate time of filing such notifications and shall use their best efforts to make such filings at the agreed upon time, to respond promptly to any requests for additional information made by such agency, and to cause the waiting periods under Argentine Antitrust Law to terminate or expire at the earliest possible date after the date of filing.

9.4 ***Public Announcements***. Subject to Paragraph 3 of that certain Binding Offer to Purchase BHPB's Ownership Interest in Copper Holdings International LLC, dated January 24, 2003 (the "***Binding Offer***"), prior to the Closing Date, the Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this

Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law, in which case the issuing party shall use its Commercially Reasonable Efforts to consult with and give written notice to the other Parties before issuing any such release or making any such public statement.

9.5 ***Confidentiality***. Subject to Paragraph 3 of the Binding Offer, each Party shall, and shall cause its authorized representatives to, hold in strict confidence, and not disclose to any Person without the prior written consent of the other Party, or use in any manner except in connection with the Contemplated Transactions, all information obtained from such other Party in connection with the Contemplated Transactions, except that such information may be disclosed (a) where necessary to any Governmental Authority, (b) if required by court order or decree or applicable Law, (c) if it is ascertainable or obtained from public or published information, (d) if it is received from a third party not known to the recipient to be under an obligation to keep such information confidential, (e) if it is or becomes known to the public other than through disclosure by such party, (f) if the recipient can demonstrate it was in its possession prior to disclosure thereof in connection with the Agreement, or (g) if the recipient can demonstrate it was independently developed by it.

9.6 ***Further Assurances***. Each of Seller and Buyer shall cooperate, and use Commercially Reasonable Efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Contemplated Transactions. Seller will use Commercially Reasonable Efforts to ensure that the conditions set forth in Article III are satisfied, insofar as such matters are within the control of Seller, and Buyer will use Commercially Reasonable Efforts to ensure that the conditions set forth in Article III are satisfied, insofar as such matters are within the control of Buyer. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Contemplated Transactions, to use Commercially Reasonable Efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

ARTICLE X
MISCELLANEOUS

10.1 *Notices*. Notices and other communications given under this Agreement, if any, shall be in writing and delivered personally or by facsimile, receipt confirmed, or sent by certified mail, return receipt requested, postage prepaid, or by overnight delivery or courier service to the Parties to this Agreement at the following addresses or to such other address as the Party to this Agreement whose address it is shall specify by notice to the other:

if to Seller:	BHP Minerals International Exploration Inc. 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056-3020 Attention: President Facsimile: (713) 961-8400
with a copy to:	BHP Billiton

1360 Post Oak Blvd., Suite 150
Houston, Texas 77056-3020
Attention: Legal Department
Facsimile: (713) 961-8507

if to Buyer:

RAA Holdings S.A.
P.O. Box 309
Ugland House, South Church Street
Grand Cayman
Cayman Islands
BWI
Attention: The President
Facsimile: (604) 434-1487

with copies to:

Northern Orion Explorations Ltd.
1075 West Georgia Street, Suite 250
Vancouver, B.C.
VGE 3C9
Attention: The President
Facsimile: (604) 434-1487

and

DuMoulin Black
10th Floor - 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5
Attention: Sarge Berner
Facsimile: (604) 687-3635

A notice shall be deemed to have been given to a Party to whom it is directed (a) upon actual receipt by such Party, if sent via courier, (b) upon dispatch by telecopier (with transmission confirmed), or (c) one business day after sent by overnight delivery service.

10.2 ***Waiver***. Any waiver of a provision hereof must be in writing and signed by the waiving Party. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any Party, shall be deemed to constitute a waiver, by the Party taking such action of compliance by any other Party with any representations, warranties, covenants or agreements contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by any Party to exercise any right or privilege hereunder shall be deemed a waiver of such Party's rights or privileges hereunder or shall be deemed a waiver of such Party's rights to exercise the same at any subsequent time or times hereunder.

10.3 ***Amendments***. This Agreement may only be amended, modified, or supplemented by a written instrument executed by each of the Parties.

10.4 ***Disputes***.

(a) Binding Arbitration. The Parties irrevocably and expressly agree that any dispute, controversy or claim of any and every kind or type, whether based on contract, tort, statute, regulations or otherwise, arising out of, connected with or relating in any way to this Agreement, the relationship of the Parties, the obligations of the Parties or the operations carried out under this Agreement, including any dispute as to the existence, validity, construction, interpretation, negotiation, performance, non-performance, breach, termination or enforceability of this Agreement, shall be exclusively settled through final and binding arbitration, it being the intention of the Parties that this is a broad form arbitration agreement designed to encompass all possible disputes among the Parties relating to this Agreement and the transactions contemplated hereby. Buyer or Seller may submit such a dispute of claim to arbitration by notice to the other Party.

(b) Institutional Arbitration. The arbitration shall be conducted in accordance with the International Arbitration Rules of the American Arbitration Association (the "***AAA***") as in effect on the date hereof. Any procedural issues not determined under the arbitral rules selected pursuant to this Section 10.4 shall be determined by the applicable laws of the State of New York, other than those laws that would refer the matter to another jurisdiction.

(c) Selection of Arbitrator. If the amount in dispute involves less than U.S. $1 million, exclusive of interests and costs, then the arbitration shall be heard and determined by a sole arbitrator. If there are only two (2) parties to a dispute (or if the parties can be conveniently grouped together into two groups based upon a common interest and common interest in the dispute), then each party or group shall jointly appoint the arbitrator within ten (10) days of the submission of a notice of the intention to arbitrate, or within ten (10) days of receipt of notice from the AAA of its grouping of the parties. If, within said ten (10) day period, the parties fail to agree on the arbitrator, the appointing authority for the implementation of such procedure shall be the AAA. If there are three or more parties who cannot be grouped together based on a common interest and a common position in the dispute, or if there are three or more groups of parties, then the AAA shall appoint the arbitrator. If the amount in controversy, exclusive of interests and costs, is U.S. $1 million or more or if the amount in dispute is unknown, or if relief other than damages is sought, then the arbitration shall be heard and determined by three (3) arbitrators, who shall be appointed by the AAA. The arbitrator shall not have been an employee of the Sellers or the Buyer or have any financial interest in the dispute, controversy or claim.

(d) Place of Arbitration. Unless otherwise agreed by all parties to the arbitration, the site of the arbitration under this Agreement shall be New York, New York, U.S.A.

(e) Decision. The decision of the arbitrator shall be reduced to writing; final and binding without the right of appeal; the sole and exclusive remedy regarding any claims, counterclaims, issues or accountings presented to the arbitrators; and made and promptly paid in U.S. Dollars free of any deduction or offset. Any costs or fees incident to enforcing the award, shall, to the maximum extent permitted by law, be charged against the side resisting such enforcement.

(f) Award. The award shall include interest from the date of the award until

paid in full, at a rate of LIBOR plus four percent (4%) (on the basis of a 360-day year).

(g) Entry of Judgment. Judgment on the award of the arbitral tribunal may be entered by any court of competent jurisdiction.

(h) Notice. All notices required for any arbitration proceeding shall be deemed properly given if sent in accordance with Section 10.1 of this Agreement.

(i) Scope. It is the intent of the Parties that the arbitration proceeding shall be conducted expeditiously, without initial recourse to the courts and without interlocutory appeals of the award to the courts. However, if a disputing party refuses to honor its obligations under this Agreement to arbitrate, any other disputing party may obtain appropriate relief compelling arbitration in any court having jurisdiction over the disputing parties; the order compelling arbitration shall require that the arbitration proceedings take place in New York, New York, U.S.A. as specified above. The disputing parties may apply to any court having jurisdiction for orders requiring witnesses to obey subpoenas issued by the arbitrators. Notwithstanding the foregoing, any Party shall have the right to petition any competent court for the issuance of any restraining order, which will prevent a continued breach by a Party of its obligations under any non-competition or confidentiality agreement.

10.5 ***Remedy***. The Parties hereto recognize that irrevocable injury may result to one or more of such Parties in the event of a breach of this Agreement and that the acceptance of this Agreement by all of the Parties hereto was a material factor in each Party's decision to enter into this Agreement and to consummate the transactions contemplated herein. Each Party hereto agrees that if it engages in any acts in violation of this Agreement, any other Party to this Agreement shall be entitled, in addition to such other remedies and damages as may be available to such Party, in law or equity, or otherwise, to a mandatory injunction compelling specific performance of the offending Party's obligations hereunder.

10.6 ***Cooperation***. After the execution hereof, the Parties hereto agree to execute and deliver such other instruments and take such other actions as are reasonably necessary to carry out such transactions as intended by the Parties hereto.

10.7 ***Scope of Representations and Warranties***. NOTWITHSTANDING ANYTHING STATED IN THIS AGREEMENT TO THE CONTRARY, BUYER AGREES THAT (A) SELLER HAS MADE NO REPRESENTATIONS, WARRANTIES, COVENANTS OR AGREEMENTS TO OR WITH BUYER RELATING TO THE COMPANY OR THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED, AND (B) BUYER HAS NOT RELIED UPON ANY REPRESENTATIONS, WARRANTIES, COVENANTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT. EXCEPT AS OTHERWISE MAY BE EXPRESSLY PROVIDED HEREIN, BUYER EXPRESSLY ACKNOWLEDGES THAT SELLER IS MAKING NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH REGARD TO THE FINANCIAL OR OPERATING CONDITION OF THE COMPANY. BUYER IS ACQUIRING THE PORTION OF THE COMPANY OWNED BY SELLER ON AN "AS-IS, WHERE-IS"

BASIS.

10.8 ***Fees and Expenses.*** Each Party hereto shall bear its own respective expenses incurred in connection with this Agreement and in connection with all obligations required to be performed by each of them under this Agreement. The Purchase Price is exclusive of Tax. Buyer shall be responsible for, and shall bear and pay, any and all transfer, documentary, sales, use, stamp, registration and similar Taxes and fees (including any penalties and interest but not including any U.S. federal or state income Taxes applicable to the sale by Seller of the Subject Interest) incurred in connection with the transactions contemplated by this Agreement. Buyer will, at its expense, file all necessary Tax returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and similar Taxes and fees.

10.9 ***No Third-Party Beneficiaries.*** Except as provided in Section 9.1, this Agreement is for the sole benefit of and is binding upon the Parties hereto and their permitted successors and assigns, and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.10 ***Successors and Assigns.*** Except as otherwise provided herein, no Party may assign its rights and obligations hereunder without the express written consent of the other Party. All covenants and agreements contained in this Agreement by or on behalf of any of the Parties hereto shall bind and inure to the benefit of the respective successors and assigns of the Parties hereto whether so expressed or not.

10.11 ***Severability.*** If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

10.12 ***Counterparts.*** This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (including by facsimile) to the other Party.

10.13 ***Governing Law.*** This Agreement shall be deemed to be a contract made under the laws of the State of Delaware, and for all purposes shall be construed in accordance with the laws of said State, without regard to principles of conflict of laws.

10.14 ***No Strict Construction.*** The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

10.15 ***No Consequential Damages.*** Except to the extent such waiver may be prohibited by applicable Law, each Party waives any right it may have to claim or recover any special,

exemplary, punitive or consequential damages, or any damages other than, or in addition to, actual damages.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation

By: Earl K. Moore
Name: Earl K. Moore
Title: Vice President

RAA HOLDINGS S.A., a Cayman Island corporation

By:____________________________
Name:__________________________
Title:___________________________

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation

By:______________________________
Name:____________________________
Title:____________________________

RAA HOLDINGS S.A., a Cayman Island corporation

By: [signature]
Name: DAVID COHEN
Title: DIRECTOR

Schedule 5.5

LITIGATION

1. Certain claims filed by Agrovite against BMIEI and Agua Rica S.A. regarding the ownership of certain surface lands located on the Agua Rica Project.

2. Any potential claims made by Pedro Rodolfo Lucero as described in his letter to BMIEI dated March 10, 2003.

3. Any potential claims relating to the Carta Acuerdo, dated September 24, 1998, between the Company and José Perez, as assigned to BHP pursuant to a letter agreement, dated November 1, 1998, among the Company, BHP and José Perez.

4. Current and potential claims made against BMIEI by Lorenzo Emilio Parra.

Exhibit A

FORM OF ASSIGNMENT OF INTERESTS
COPPER HOLDINGS INTERNATIONAL, LLC

THIS ASSIGNMENT OF INTERESTS (the "***Assignment***"), is by and among **BHP MINERALS INTERNATIONAL EXPLORATION INC.**, a Delaware corporation ("***Assignor***"), and **RAA HOLDINGS, S.A.**, a Cayman Islands corporation ("***Assignee***").

WHEREAS, pursuant to that certain LLC Interest Purchase Agreement between Assignor and Assignee dated April 23, 2003 (the "***Purchase Agreement***"), Assignor agreed to sell, and Assignee agreed to purchase, the limited liability company interests in Copper Holdings International, LLC, a Delaware limited liability company (the "***Company***"), held by Assignor; and

WHEREAS, Assignor desires to sell and assign to Assignee the Subject Interest, and Assignee desires to accept such assignment upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Assignment. Assignor hereby sells and assigns to Assignee all of its right, title and interest in and to the Subject Interest, free and clear of all Encumbrances.

2. Membership. Upon the assignment of the Subject Interest, Assignee shall become the sole member of the Company, and shall have all rights and powers, and be subject to all restrictions and liabilities, of a member under the Operating Agreement and under the Delaware Limited Liability Company Act.

3. Incorporation by Reference. The following provisions of the Purchase Agreement are hereby incorporated by reference into this Assignment (except that references therein to the Purchase Agreement shall be deemed to be references to the Assignment): Section 1.2 (Interpretation); Section 10.2 (Waiver); Section 10.4 (Disputes); Section 10.5 (Remedy); Section 10.9 (No Third-Party Beneficiaries); Section 10.10 (Successors and Assigns); Section 10.11 (Severability); Section 10.12 (Counterparts); Section 10.13 (Governing Law); and Section 10.14 (No Strict Construction).

4. Defined Terms. Terms used, but not defined, herein shall have the meanings set forth in the Purchase Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Assignment to be effective as of the [•] day of [•], 2003.

BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation

By:________________________________
Name:______________________________
Title: ______________________________

RAA HOLDINGS, S.A., a Cayman Islands corporation

By:________________________________
Name:______________________________
Title:_______________________________

Exhibit B

FORM OF
TERMINATION OF CERTAIN AGREEMENTS,
MUTUAL RELEASE & INDEMNITY, AND
ASSUMPTION AGREEMENT

THIS TERMINATION OF CERTAIN AGREEMENTS, MUTUAL RELEASE & INDEMNITY, AND ASSUMPTION AGREEMENT (this "***Agreement***") is made and entered into as of [•], 2003 (the "***Effective Date***") by and between **BHP MINERALS INTERNATIONAL EXPLORATION INC.**, a Delaware corporation ("***BHP***"), **COPPER HOLDINGS INTERNATIONAL, LLC**, a Delaware limited liability company (the "***Company***"), **MINERA AGUA RICA, LLC**, a Delaware limited liability company and wholly owned subsidiary of the Company ("***MAR***"), **RAA HOLDINGS S.A.**, a Cayman Islands corporation ("***RAA***") and **NORTHERN ORION EXPLORATIONS LTD.**, a British Columbia corporation ("***NNO***"). Terms used, but not defined, herein and in the exhibits hereto shall have the meaning ascribed to such terms in that certain LLC Interests Purchase Agreement between BHP and NNO dated as of April 23, 2003 (the "***Purchase Agreement***").

W I T N E S S E T H:

WHEREAS, pursuant to the Purchase Agreement, BHP has sold, and RAA has purchased, the Subject Interest;

WHEREAS, it is a condition to the closing of the transactions contemplated by the Purchase Agreement that this Agreement be executed among the parties hereto; and

WHEREAS, the parties hereto desire to enter into this Agreement pursuant to the terms of the Purchase Agreement;

NOW, THEREFORE, for good and valuable consideration exchanged between the parties hereto, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. NNO, RAA, the Company and MAR and their respective members, directors, officers, employees, Affiliates, agents and representatives hereby unconditionally and irrevocably forever RELEASE, DISCHARGE AND ACQUIT BHP and the Affiliates of BHP, and their respective shareholders, constituent partners, officers, directors, employees, heirs, successors and assigns (collectively, the "***BHP Released Parties***") from any and all Claims (as defined below), known or unknown, which it or its successors and assigns ever had, now have or hereafter can, shall or may have against the BHP Released Parties for, upon, or by reason of any matter, cause or thing whatsoever arising prior to, on or following the Effective Date out of, in connection with, or in any way related to, (a) any and all contracts or agreements between NNO, RAA, the Company or MAR or any of their respective Affiliates, on the one hand, and BHP or any of their respective Affiliates, on the other hand, including, but not limited to, the Operating Agreement and the Management Agreement (subject to Section 6 hereof), except the agreements listed on Annex I attached hereto (the "***Excluded Agreements***"), or (b) BHP's direct or indirect ownership of the Company or MAR, and any right continuing or otherwise, in securities of the

Company or its status as a member, partner, officer or director of the Company, MAR or their respective Affiliates or the actions of BHP's representatives as directors and officers thereof.

2. BHP and its members, directors, officers, employees, Affiliates, agents and representatives hereby unconditionally and irrevocably forever RELEASE, DISCHARGE AND ACQUIT NNO, RAA, the Company and MAR and their respective Affiliates, and their shareholders, constituent partners, officers, directors, employees, heirs, successors and assigns (collectively, the "***NNO Released Parties***") from any and all Claims, known or unknown, which it or its successors and assigns ever had, now have or hereafter can, shall or may have against the NNO Released Parties for, upon, or by reason of any matter, cause or thing whatsoever arising prior to the Effective Date out of, in connection with, or in any way related to, (a) any and all contracts or agreements between NNO, RAA, the Company or MAR or any of their respective Affiliates, on the one hand, and BHP or any of their respective Affiliates, on the other hand, including, but not limited to, the Operating Agreement and the Management Agreement (subject to Section 6 hereof), except the Excluded Agreements, or (b) RAA's or NNO's direct or indirect ownership of the Company or MAR, and any right continuing or otherwise, in securities of the Company or its status as a member, partner, officer or director of the Company or its Affiliates.

3. Each of NNO, RAA, MAR and the Company, severally and jointly, shall be liable for and hereby unconditionally and irrevocably agree to indemnify, defend and hold harmless each of the BHP Released Parties from any and all Claims brought by any persons, or by reason of any matter, cause or thing whatsoever arising out of, in connection with, or in any way related to (a) any and all contracts or agreements between NNO, RAA, the Company, or MAR or any of their respective Affiliates, on the one hand, and BHP or any of their respective Affiliates, on the other hand, including, but not limited to, the Operating Agreement and the Management Agreement (subject to Section 6 hereof), except the Excluded Agreements, (b) BHP's direct or indirect ownership of the Company and MAR and any right in securities of the Company or MAR or its status as a member, partner, officer or director of the Company or its Affiliates, (c) the Assumed Obligations (as defined below), whether arising prior to or after the Effective Date, or (d) any actions taken from and after the Effective Date by any of the NNO Released Parties with respect to any of the assets transferred from BHP to MAR pursuant to that certain Contrato Definitivo de Transferencia de Fondo de Comercio, dated August 20, 2002, between BHP and MAR, as registered in the *Inspección General de Justicia* on March 24, 2003 (the "***Transfer Agreement***").

4. Effective as of the Effective Date, NNO, RAA, MAR and the Company, jointly and severally, hereby assume, and agree to fully and timely pay, perform and discharge (a) any and all Claims against the BHP Released Parties by any of José Perez, Lorenzo Emilio Parra or Pedro Rodolfo Lucero, notwithstanding any agreement or understanding to the contrary or whether any claims are existing now or after the Effective Date; and (b) any and all Claims in connection with the matters described in <u>Annex II</u> (the "***Assumed Obligations***"). In addition, from the Effective Date until completion of the process of registration of the transfer of the assets with the **[name of registry in Catamarca]** as contemplated by the Transfer Agreement, MAR shall maintain insurance with such insurers, in such amounts and against such risks as are reasonably satisfactory to BHP, and furnish BHP evidence thereof promptly upon request. MAR shall cause BHP to be named as beneficiary of such insurance and shall provide BHP with copies of the policies of insurance and a certificate of the insurance that the insurance required by this

Section 4 may not be canceled, reduced or affected in any manner without thirty (30) days' prior written notice to BHP.

5. Pursuant to the terms of the Transfer Agreement, BHP shall use Commercially Reasonable Efforts to (a) mutually cooperate to perform the registration of the transfer of the going concern contemplated in the Transfer Agreement with the **[Public Registry of Commerce of Catamarca?]**, and (b) deliver any other documentation reasonably requested by such entity to perform such registration in due time and manner.

6. Each of the parties that are parties thereto agree to terminate, as of the Effective Date, any and all contracts or agreements between NNO, RAA, the Company or MAR or any of their respective Affiliates, on the one hand, and BHP or its Affiliates, on the other hand, and all obligations of the parties thereunder including, but not limited to, the Operating Agreement and the Management Agreement, except the Excluded Agreements. Notwithstanding anything to the contrary contained herein, the parties' obligations under Sections 4.6, 4.7, and 7.2(d) of the Operating Agreement and under Section 6.4 of the Management Agreement, shall survive termination thereof.

7. As used herein, the term "***Claims***" shall mean all actions, causes of action, suits, debts (including, without limitation, indebtedness for borrowed money), dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, liabilities (statutory or otherwise), obligations, claims (including, without limitation, claims brought by third parties claiming subrogation), damages, penalties, losses, costs, expenses (including, without limitation, attorneys' fees and disbursements) and demands whatsoever, at Law, in equity or otherwise.

8. Each party hereto hereby represents and warrants to the other parties hereto as follows:

(a) It is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. It has all requisite power and authority to: (i) own and operate its properties and carry on its business as currently conducted; and (ii) to execute this Agreement and perform its obligations hereunder.

(b) It is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business as now conducted or its assets make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on such party.

(c) The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by all requisite action. This Agreement has been duly executed and delivered, and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms. It is not required to give any notice, make any filing or register with, or obtain any consent, approval, authorization, waiver, permit, certificate or order of any Governmental Authority or third party to perform its obligations under this Agreement.

(d) The execution and delivery of this Agreement will not conflict with, result in a breach under, or give rise to any consent or preferential purchase right under (i) any applicable Law, (ii) any of its constituent documents, (iii) any material contract, agreement, lease, license or other arrangement to which it is a party or by which it or any

of its properties is bound, or (iv) any order, judgment, injunction, award or decree of any court or regulatory or governmental body.

9. This Agreement shall not apply to or release the rights and obligations of the parties under the Excluded Agreements or the provisions of the Operating Agreement and the Management Agreement referred to in Section 6 hereof.

10. This Agreement and the releases and indemnities given hereunder are freely and voluntarily given and the parties acknowledge and represent that they have fully reviewed the terms contained herein, that they are fully informed with respect to the legal effect of this Agreement, and that they have voluntarily chosen to accept the terms and conditions.

11. Notices and other communications given under this Agreement, if any, shall be in writing and delivered personally or by facsimile, receipt confirmed, or sent by certified mail, return receipt requested, postage prepaid, or by overnight delivery or courier service to the parties to this Agreement at the following addresses or to such other address as the party to this Agreement whose address it is shall specify by notice to the other:

if to BHP:	BHP Minerals International Exploration Inc. 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056-3020 Attention: President Facsimile: (713) 961-8400
with a copy to:	BHP Billiton Ltd. 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056-3020 Attention: Legal Department Facsimile: (713) 961-8507
if to any of the NNO Released Parties:	Northern Orion Explorations Ltd. 1075 West Georgia Street, Suite 250 Vancouver, B.C. VGE 3C9 Attention: President Facsimile: (604) 434-1487
with a copy to:	DuMoulin Black 10th Floor - 595 Howe Street Vancouver, British Columbia Canada V6C 2T5 Attention: Sarge Berner Facsimile: (604) 687-3635

A notice shall be deemed to have been given to a party to whom it is directed (a) upon actual receipt by such party, if sent by courier (b) upon dispatch by telecopier (with transmission confirmed), or (c) one business day after sent by overnight delivery service.

12. The following provisions of the Purchase Agreement are hereby incorporated by reference into this Agreement (except that references therein to the Purchase Agreement shall be deemed to be references to this Agreement): Section 1.2 (Interpretation); Section 10.2 (Waiver); Section 10.4 (Disputes); Section 10.5 (Remedy); Section 10.6 (Cooperation); Section 10.9 (No Third-Party Beneficiaries); Section 10.10 (Successors and Assigns); Section 10.11 (Severability); Section 10.12 (Counterparts); Section 10.13 (Governing Law); and Section 10.14 (No Strict Construction).

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the Effective Date.

COPPER HOLDING INTERNATIONAL, LLC,
a Delaware limited liability company

By:__________________________________
Name:________________________________
Title:_________________________________

BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation

By:__________________________________
Name:________________________________
Title:_________________________________

NORTHERN ORION EXPLORATIONS LTD.,
a British Columbia corporation

By:__________________________________
Name:________________________________
Title:_________________________________

RAA HOLDINGS S.A., a Cayman Island corporation

By:__________________________________
Name:________________________________
Title:_________________________________

MINERA AGUA RICA, LLC, a Delaware limited liability company
i
By:__________________________________
Name:________________________________
Title:_________________________________

Annex I

EXCLUDED AGREEMENTS

1. LLC Interests Purchase Agreement, dated as of April 23, 2003, between BHP and RAA.

2. Loan Agreement, dated as of [•], 2003, among BHP, RAA, NNO, the Company and MAR.

3. Guarantee, Pledge and Security Agreement, dated as of [•], 2003, of RAA, the Company and MAR in favor of BHP.

4. Guarantee, dated as of [•], 2003, of NNO in favor of BHP.

5. Mortgage over Core Assets, dated as of [•], 2003, of MAR in favor of BHP.

6. Promissory Note, dated as of [•], 2003, of RAA payable to the order of BHP.

7. Termination of Certain Agreements, Mutual Release & Indemnity, and Assumption Agreement, dated as of [•], 2003, between BHP, NNO, RAA, the Company, and MAR.

8. Settlement Agreement, effective as of April 23, 2003 among BHP, Agua Rica S.A., MAR, Agrovite S.A., and the shareholders of Agrovite, providing for the settlement of certain claims with respect to the ownership of certain surface lands located on the Agua Rica Project.

9. Preliminary Purchase of Going Concern Agreement, dated January 28, 2002, between BHP and MAR.

10. Transfer of Going Concern Closing Agreement, dated as of August 26, 2002, between BHP Minerals International Exploration Inc. Argentina, a branch of BHP, and Minera Agua Rica LLC Sucursal Argentina, a branch of MAR.

Annex II

ASSUMED OBLIGATIONS

1. Settlement Agreement among BHP, Agua Rica S.A., MAR, Agrovite S.A., and the shareholders of Agrovite, providing for the settlement of certain claims with respect to the ownership of certain surface lands located on the Agua Rica Project.

2. Carta Acuerdo, dated September 24, 1998, between the Company and José Perez, as assigned to BHP pursuant to a letter agreement, dated November 1, 1998, among the Company, BHP and José Perez.

3. Carta Acuerdo, dated May 26, 1999, between BHP and Lorenzo Emilio Parra.

4. Carta Acuerdo, dated March 10, 1998, between the Company and Pedro Rodolfo Lucero, as assigned to BHP pursuant to a letter agreement, dated October 30, 2001, among the Company, BHP and Pedro Rodolfo Lucero.

5. Settlement Letter Agreement, dated October 30, 2001, between BHP and Pedro Rodolfo Lucero, with respect to the Bruno claims, as described therein.

6. Carta Acuerdo, dated June 11, 2002, among BHP, MAR and Pedro Rodolfo Lucero.

7. Consulting Agreement, dated October 11, 2000, among BHP, Recursos Americanos Argentinos S.A., and Ricardo Alfredo Auriemma.

Exhibit C

ATTORNEYS-IN-FACT

Randall S. Jones
Roberto Pascual
Claudio Devaux
Earl K. Moore

Exhibit D

FORM OF LOAN AGREEMENT

Attached.

LOAN AGREEMENT

RAA HOLDINGS S.A.

AS OBLIGOR,

COPPER HOLDINGS INTERNATIONAL, LLC

AND

MINERA AGUA RICA, LLC

AS SUBSIDIARY GUARANTORS,

NORTHERN ORION EXPLORATIONS LTD.

AS PARENT GUARANTOR,

AND

BHP MINERALS INTERNATIONAL EXPLORATION INC.

AS OBLIGEE

[•], 2003

TABLE OF CONTENTS

Schedules

Exhibits

LOAN AGREEMENT

THIS LOAN AGREEMENT (this "***Agreement***"), dated as of [•], 2003, is made by and among **RAA HOLDINGS S.A.**, a Cayman Island corporation ("***Obligor***"), **COPPER HOLDINGS INTERNATIONAL, LLC**, a Delaware limited liability company ("***CHI***"), and **MINERA AGUA RICA, LLC,** a Delaware limited liability company ("***MAR***"), **NORTHERN ORION EXPLORATIONS LTD.,** a British Columbia corporation ("***NNO***"), and **BHP MINERALS INTERNATIONAL EXPLORATION INC.,** a Delaware corporation ("***Obligee***"). Obligee, Obligor, NNO, CHI, and MAR are sometimes individually referred to in this Agreement as a "***Party***" and collectively as the "***Parties***."

WHEREAS, Obligor has agreed to purchase all of Obligee's limited liability company interests in CHI, as contemplated in the Purchase Agreement (as defined below); and

WHEREAS, pursuant to Section 2.3 of the Purchase Agreement, Obligor and Obligee have agreed that Nine Million Dollars ($9,000,000), representing a portion of the Purchase Price (the "***Deferred Payment***"), shall be paid by Obligor to Obligee in the future in accordance with the terms of this Agreement;

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1 ***Certain Definitions***. Except as otherwise defined herein, capitalized terms shall have the meanings set forth in the Purchase Agreement.

1.2 ***Other Definitions***. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

"***Agreement***" has the meaning set forth in the introductory paragraph.

"***Balance Sheet***" has the meaning set forth in Section 4.6.

"***Bankruptcy***" means, with respect to any Obligated Party, (i) the inability of such Obligated Party generally to pay its debts as such debts become due, an admission in writing by such Obligated Party of its inability to pay its debts generally or the occurrence of a *cesación de pagos*, or a general assignment by such Obligated Party for the benefit of creditors, (ii) the filing in any jurisdiction of any petition or answer by such Obligated Party seeking to adjudicate it bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Obligated Party or its debts under any Law relating to bankruptcy, insolvency or reorganization or relief of debtors (including the filing for *concurso preventivo* in the Republic of Argentina), or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Obligated Party or for any substantial part of its Property, (iii) corporate action taken by such Obligated Party to authorize any of the actions

set forth above, (iv) the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, present or future bankruptcy, insolvency or similar Law, or the filing of any such petition against such Obligated Party which petition shall not be dismissed within sixty (60) days, (v) the filing against such Obligated Party of a bankruptcy petition in the Republic of Argentina which is not timely contested by such Obligated Party; (vi) the declaration of bankruptcy or *concurso preventivo*, or (vii) without the consent or acquiescence of such Obligated Party, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Obligated Party or of all or any substantial part of the Property of such Obligated Party which order shall not be dismissed within sixty (60) days.

"***Business Combination***" means, with respect to any Obligated Party, a transaction or undertaking (or series of transactions or undertakings) in any form whatsoever, involving (i) a purchase or acquisition of Voting Stock if the consummation of such transaction would result in any Person beneficially owning thirty percent (30%) or more of the Voting Stock outstanding, or (ii) a merger, consolidation, combination, share exchange, reorganization or other extraordinary transaction with respect to such Obligated Party in which, upon consummation thereof, the other Person that is a party thereto, or the controlling Persons thereof, would acquire beneficial ownership of thirty percent (30%) or more of the Voting Stock outstanding. A sale, issuance, transfer, conveyance, lease or other disposition of a material portion of the assets of any Obligated Party, whether by one transaction or a series of related transactions, shall constitute a Business Combination.

"***Business Day***" means any day except Saturday, Sunday or any day on which banks are not open for business in the City of New York, New York.

"***Capital Stock***" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into such an equity interest in such Person.

"***Charter Documents***" means, with respect to any particular entity, (i) if a corporation, the articles or certificate of incorporation and the bylaws; (ii) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (iii) all equityholders' agreements, operating agreements, management agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person; and (iv) any amendment or supplement to any of the foregoing.

"***CHI***" has the meaning set forth in the introductory paragraph.

"***Collateral***" means all collateral now existing or hereafter acquired, and all cash and non-cash proceeds thereof, in respect of which any Lien in favor of Obligee is granted or created under the terms of any of the Security Instruments, including the Mortgaged Assets.

"***Consolidated Group***" means NNO, Obligor, CHI, MAR and their respective Subsidiaries on a consolidated basis.

"***Core Assets***" has the meaning set forth in the Operating Agreement.

"***Default Rate***" has the meaning set forth in Section 2.3.

"***Deferred Payment***" has the meaning set forth in the recitals.

"***Dollar,***" "***Dollars***" and "***$***" means currency of the United States of America which is at the time of payment legal tender for the payment of public and private debts in the United States of America.

"***Endeavour***" means Endeavour Mining Capital Corp.

"***Endeavour Credit Agreement***" means that certain Credit Agreement, dated as of [•], between NNO and Endeavour.

"***Environmental, Health and Safety Laws***" means any applicable Law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Substances as such requirements are enacted and in effect on or prior to the Closing Date.

"***Event of Default***" has the meaning set forth in Section 7.1.

"***Financing Documents***" means this Agreement, the Note, the Security Instruments, and any other instrument or agreement now or hereafter executed by any Obligated Party in connection herewith.

"***GAAP***" means generally accepted accounting principles in Canada as in effect from time to time.

"***Guarantee***" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement condition or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part). The term "***Guarantee***" as a verb has a corresponding meaning.

"***Hazardous Substances***" means (i) any hazardous or toxic waste, or any substance or material that is listed or otherwise included or described as a "hazardous" or "toxic" substance or "special" waste, or as a "contaminant," in any Environmental, Health and Safety Law, (ii)

asbestos-containing material, (iii) medical and biological waste, (iv) polychlorinated biphenyls, (v) petroleum products, including gasoline, fuel oil, crude oil and constituents of such petroleum products and (vi) any other chemicals, materials or substances, exposure to which is prohibited, limited or regulated by any Environmental, Health and Safety Laws because they pose a hazard to human health or the environment.

"***Incur***" means issue, assume, Guarantee, incur or otherwise become liable for.

"***Indebtedness***" means, with respect to any Obligated Party on any date of the determination thereof (without duplication): (i) the principal of and premium, if any, in respect of (A) indebtedness of such Obligated Party for money borrowed and (B) indebtedness evidenced by notes, indentures, bonds or other similar instruments for the payment of which such Obligated Party is liable or responsible; (ii) capitalized lease obligations of such Obligated Party; (iii) all obligations of such Obligated Party issued or assumed as the deferred purchase price of Property, all conditional sale obligations of such Obligated Party and all obligations of such Obligated Party under any title retention agreement (including any such obligations under repurchase agreements, but excluding trade accounts payable and expense accruals arising in the ordinary course of business not overdue by more than sixty (60) days); (iv) all obligations of such Obligated Party for the reimbursement or indemnification of any other Person on any letter of credit, banker's acceptance or similar credit transaction; (v) the amount of all obligations of such Obligated Party with respect to the redemption, repayment or other repurchase of any Capital Stock; (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Obligated Party is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; and (vii) all obligations of the type referred to in clauses (i) through (vi) of third Persons secured by any Lien on any Property of such Obligated Party (whether or not such obligation is assumed by such Obligated Party), the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured.

"***Law***" means any statute, treaty, law, ordinance, rule, administrative interpretation, regulation, norm, standard, order, writ, injunction, judgment, decree or other requirement issued by any Governmental Authority.

"***LIBOR***" means the London Inter-Bank Offered Rate for the ninety (90) day period as quoted on the Reuters Screen LIBOR Page rounded to the fourth decimal point.

"***Lien***" means any mortgage, pledge, security interest, lien (statutory or otherwise), charge, encumbrance, hypothecation, assignment, deposit arrangement, or other arrangement having the practical effect of the foregoing or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having the same economic effect as any of the foregoing).

"***MAR***" has the meaning set forth in the introductory paragraph.

"***Management Agreement***" means that certain Management Agreement, dated January 1, 2002, between CHI and Obligee.

"***Material Adverse Effect***" means (i) any material adverse change or changes in, or material adverse effect on, the operations, business, properties, condition (financial or otherwise) of Obligor or Obligor and its Subsidiaries taken as a whole or of any Guarantor; (*ii*) an impairment of the ability of any Obligated Party to fully pay and perform under any of the Financing Documents; or (iii) any change or effect which calls into question the validity or enforceability of any Financing Document or Obligee's rights and remedies thereunder, including in the case of each of (i) - (iii) any change or effect resulting from changes in Laws.

"***Maturity***" means June 30, 2005 or such earlier date as may be established pursuant to any acceleration or mandatory prepayment provisions contained herein.

"***Moody's***" means Moody's Investor Services, Inc., or any successor entity in the business of rating securities.

"***Mortgage***" means the mortgage (*hipoteca*) over the Mortgaged Assets, granted by MAR in favor of Obligee, in form and substance satisfactory to Seller.

"***Mortgaged Assets***" means the mining concessions listed on Schedule 1.2, together with all the assets related to their operation.

"***NNO***" has the meaning set forth in the introductory paragraph.

"***NNO Guarantee Agreement***" means the NNO Guarantee Agreement, in substantially the same form and substance as Exhibit A, pursuant to which NNO shall Guarantee payment of the Obligations, as the same may be amended, modified, renewed, extended, or supplemented from time to time.

"***Non-Excluded Taxes***" means any Taxes other than (i) income, capital gains and similar taxes or (ii) franchise taxes imposed with respect to Obligee by the State of Delaware, U.S.A.

"***Note***" has the meaning set forth in Section 2.2.

"***Obligated Party***" means Obligor, the Subsidiary Guarantors, NNO or any other Person that holds assets on any Obligated Party's behalf or who is or becomes a party to any agreement that Guarantees or secures payment and performance of the Obligations or any part thereof.

"***Obligations***" means the Deferred Payment and all other obligations, indebtedness, liabilities, and other amounts of any kind or nature whatsoever owed to Obligee under the Financing Documents, now existing or hereafter arising, whether direct, indirect, related, unrelated, fixed, contingent, liquidated, unliquidated, joint, several, or joint and several, including the obligations, indebtedness, and liabilities of the Obligated Parties under this Agreement and the other Financing Documents, all interest accruing thereon, and all attorneys' fees and other expenses Incurred in the enforcement or collection thereof.

"***Obligee***" has the meaning set forth in the introductory paragraph.

"***Obligor***" has the meaning set forth in the introductory paragraph.

"***Operating Agreement***" means that certain Operating Agreement of Copper Holdings International, LLC, dated January 1, 2002, between Obligor and Obligee.

"***Other Taxes***" has the meaning set forth in Section 2.9(b).

"***Party***" and "***Parties***" has the meaning set forth in the introductory paragraph.

"***Permitted Liens***" means those Liens expressly permitted by Section 6.5.

"***Property***" means any interest in any kind of property, asset, whether real, personal or mixed, tangible or intangible.

"***Purchase Agreement***" means the LLC Interests Purchase Agreement dated as of April 23, 2003, among Obligor and Obligee.

"***Royalty and Net Proceeds Agreement***" means that certain Royalty and Net Proceeds Agreement, dated February 4, 2000, among Miramar Mining Corporation, NNO, Obligor and certain other parties, as amended.

"***SEC***" means the Securities and Exchange Commission.

"***Security Instruments***" means (i) the Mortgage, (ii) the NNO Guarantee Agreement, (iii) the Subsidiary Guarantee, Pledge and Security Agreement, and (iv) all financing statements and all other security instruments and documents given to Obligee in support of this Agreement and the Note, as the same may be amended, modified, renewed, extended, or supplemented from time to time.

"***S&P***" means Standard & Poor's, a division of McGraw Hill, Inc., or any successor entity in the business of rating securities.

"***Subsidiary***" means, with respect to any Person (the "parent") at any date, any other Person that is an entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (i) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (ii) that is, as of such date, otherwise controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

"***Subsidiary Guarantors***" means CHI and MAR and any of their respective Subsidiaries.

"***Subsidiary Guarantee, Pledge and Security Agreement***" means the Guarantee, Pledge and Security Agreement, in substantially the same form and substance as Exhibit B, providing for (i) the Guarantee of the payment and performance of the Obligations by the Subsidiary Guarantors to Obligee and (ii) the pledge in favor of Obligee of (A) approximately 72% of the limited liability company interests, or the rights of a member, in each of CHI and MAR and

approximately 28% of the limited liability company interests, or the rights of a member, in each of CHI and MAR, as a second priority lien and security interest pursuant to the terms of an intercreditor agreement between Obligee and Endeavor or, to the extent Endeavor no longer has a first priority lien and security interest in any limited liability company interests, or the rights of a member, in each of CHI and MAR, a first priority lien and security interest in 100% of the limited liability company interests, or the rights of a member, in each of CHI and MAR.

"***Taxes***" means any present or future taxes, levies, imposts, duties, fees, assessments, deductions, withholdings or other charges of whatever nature, including income, receipts, excise, property, sales, transfer, license, payroll, withholding, social security and franchise taxes now or hereafter imposed or levied by any Governmental Authority and all interest, penalties, additions to tax and similar liabilities with respect thereto.

"***Transaction Documents***" means the Purchase Agreement, the Financing Documents and all other documents, instruments and opinions executed and delivered in connection with the Contemplated Transactions.

"***UCC***" means the Uniform Commercial Code as in effect in the State of Delaware from time to time. Unless otherwise defined herein, all terms defined in the UCC shall have the same meanings within this Agreement and the other Financing Documents.

"***Voting Stock***" means, in respect of any Person, all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

ARTICLE II
DEFERRED PAYMENT

2.1 ***The Deferred Payment.*** Upon the terms and subject to the conditions hereof and the other Financing Documents, Obligee agrees to permit Obligor to defer the payment of the Deferred Payment as provided herein. Obligor shall repay any unpaid portion of the Deferred Payment in full at Maturity. If the Deferred Payment and Note are accelerated pursuant to any of the provisions of this Agreement or of the Security Instruments, all outstanding principal, interest, fees, costs and other amounts due under this Agreement, the Note or any Security Instrument shall be immediately paid by Obligor to Obligee, subject to the terms of this Agreement and any relevant Security Instrument.

2.2 ***Promissory Note.*** The obligation of Obligor to repay the Deferred Payment shall be evidenced by a promissory note in substantially the same form and substance as Exhibit C, executed by Obligor, payable to the order of Obligee, in the amount of the Deferred Payment and dated the date hereof (the "***Note***"). Such Note shall not bear interest, except for default interest as provided in Section 2.2, and shall be secured by the Security Instruments and otherwise be in form and substance acceptable to Obligee. Subject to the terms hereof, such Note shall be subject to acceleration upon the occurrence of an Event of Default and shall be subject to mandatory prepayments on the occurrence of certain events described herein.

2.3 ***Default Interest.*** Upon the occurrence and during the continuance of any Event of Default, interest shall accrue and be payable by the Obligated Parties on the unpaid principal amount hereof, together with any and all past due interest and other past due amounts due hereunder, at a rate equal to four percent (4%) over LIBOR per annum (the "***Default Rate***"), which interest shall be payable on demand by Obligee.

2.4 ***Mandatory Prepayment.*** Mandatory prepayment of the Obligations shall be made in whole upon (i) the consummation of a Business Combination; (ii) any third party financing of all or a portion of the Note and the Obligations; or (iii) any casualty or other insured damage to, or any loss, seizure, compulsory requisition, expropriation or nationalization of all or any part of, the Collateral. Such prepayment shall be applied, first, to pay all accrued but unpaid default interest on the Note and shall then be applied to pay in full the outstanding principal amount hereof.

2.5 ***Payment of the Deferred Payment.*** Obligor shall pay the Deferred Payment in full at Maturity directly to Obligee at its address specified in Section 10.1 of the Purchase Agreement or at such other address as may be designated by Obligee from time to time by delivering written notice to Obligor at least five (5) Business Days prior to Maturity. If the Deferred Payment and Note are accelerated pursuant to any of the provisions of this Agreement or of the Security Instruments, the unpaid portion of the Deferred Payment and any Default Interest, fees, costs and other amounts due under this Agreement, the Note or any Security Instrument shall be immediately paid by Obligor to Obligee, subject to the terms of this Agreement and any relevant Security Instrument. All payments hereunder shall be made in United States Dollars.

2.6 ***Foreclosure and other Proceeds.*** Subject to the Royalty and Net Proceeds Agreement, if Obligee obtains any proceeds of the Collateral, then such proceeds shall be applied first, to pay any reasonable costs or fees of Obligee in obtaining or realizing such proceeds, second, to pay accrued and unpaid Default Interest, and third, to pay any remaining unpaid portion of the Deferred Payment. After application in accordance with the preceding sentence of this Section 2.6, to the extent any proceeds remain, then such proceeds shall be delivered as the owner of such Collateral shall direct (including to any Obligee or such owner as directed under any agreement by such owner).

2.7 ***Security Instruments.*** The Obligations are secured by this Agreement and the Security Instruments. Each Obligated Party shall execute and deliver the applicable Security Instruments and shall abide by and perform fully the obligations contained therein. In addition, (i) immediately upon execution of the Mortgage, MAR shall cause the Mortgage to be filed by a notary public with each of the *Registro Nacional de la Propiedad Inmueble de la Provincia de Catamarca* and the *Juzgado de Minas de la Provincia de Catamarca*, (ii) promptly after the date hereof the Obligated Parties shall take all other action necessary to perfect the first priority security interest granted by the Mortgage and (iii) at their expense and at any time and from time to time, the Obligated Parties shall execute, endorse, acknowledge, file and/or deliver to Obligee any instruments, and take such further steps, in connection with the Collateral covered by any of the Security Instruments, as requested by the Obligee.

2.8 ***Guarantee Agreements***. The Obligations are Guaranteed by the Subsidiary Guarantors pursuant to the terms of the Subsidiary Guarantee, Pledge and Security Agreement and by NNO pursuant to the terms of the NNO Guarantee Agreement.

2.9 ***Taxes***.

(a) Any and all payments by Obligor under this Agreement and the Note shall be made free and clear of, and without deduction for any and all present or future Taxes. If Obligor shall be required by Law to deduct any Taxes from or in respect of any sum payable under the Note, (i) if such Taxes are Non-Excluded Taxes, the sum payable shall be increased as much as shall be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.9(a)), Obligee receives an amount equal to the sum it would have received had no such deductions been made; (ii) Obligor shall make such deductions; and (iii) Obligor shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable Law. Within thirty (30) days after the date of any payment of Taxes, Obligor shall furnish to Obligee the original or a certified copy of a receipt evidencing payment thereof. Obligor shall, within ten (10) days of demand therefore, pay Obligee for the full amount of Taxes (including any Taxes imposed by any jurisdiction on amounts payable under this Section 2.9(a)) paid by Obligee, and any liability (including penalties, interest, and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted.

(b) In addition, Obligor shall pay any present or future stamp, documentary, excise property or similar Taxes, that arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or the other Financing Documents ("***Other Taxes***").

(c) The Obligated Parties shall indemnify Obligee for any Non-Excluded Taxes and Other Taxes levied, imposed or assessed), on (and whether or not paid directly by) Obligee (whether or not such Non-Excluded Taxes or Other Taxes have been levied, imposed or assessed, and promptly upon notice thereof by Obligee, the Obligated Parties shall pay such Non-Excluded Taxes or Other Taxes directly to the relevant Governmental Authority (*provided, however,* that Obligee shall not be obligated to provide any such notice to any Obligated Party). In addition, the Obligated Parties shall indemnify Obligee for any incremental Taxes that it may owe as a result of any failure of any Obligated Party to pay any Taxes when due to the appropriate Governmental Authority. With respect to indemnification for Non-Excluded Taxes or Other Taxes actually paid by Obligee or the indemnification described in the immediately preceding sentence, such indemnification shall be made within fifteen (15) days after the date Obligee makes written demand therefore. Obligor acknowledges that any payment made to Obligee or to any Governmental Authority in respect of the indemnification obligations of the Obligated Parties provided in this Section 2.9(c) shall constitute a payment in respect of which the provisions of Section 2.9(a) and this Section 2.9(c) shall apply.

ARTICLE III
DELIVERIES

3.1 ***Deliveries***. The Parties agree that as of the date hereof:

(a) Note. Obligor has executed and delivered the Note;

(b) Subsidiary Guarantee, Pledge and Security Agreement. The Subsidiary Guarantors and Obligor have executed and delivered to Obligee the Subsidiary Guarantee, Pledge and Security Agreement;

(c) NNO Guarantee Agreement. NNO has executed and delivered to Obligee the NNO Guarantee Agreement;

(d) Mortgage. MAR has executed and delivered the Mortgage;

(e) Endeavour Intercreditor Agreement. Obligee and Endeavour have executed and delivered an intercreditor agreement providing Obligee certain rights with respect to 28% of the limited liability company interests in CHI, pledged by Obligor in favor of Endeavour pursuant to the Endeavour Credit Agreement;

(f) Opinion of Delaware Counsel to the Obligated Parties. **[DELAWARE COUNSEL TO OBLIGATED PARTIES]** has delivered a favorable written legal opinion, addressed to Obligee and covering such matters relating to the Obligated Parties, the Financing Documents and the transactions contemplated therein;

(g) Opinion of Argentine Counsel to the Obligated Parties. **[ARGENTINE COUNSEL TO OBLIGATED PARTIES]** has delivered a favorable written legal opinion, addressed to Obligee and covering such matters relating to the Obligated Parties, the Financing Documents and the transactions contemplated therein;

(h) No Liens Certificates. Except for the Liens described in Schedule 6.5(b), Obligee has received the results of a UCC search and a search in all appropriate registries in Argentina (including, without limitation, the applicable mine registry in the Province of Catamarca, the Real Estate Property Registry (Registro de la Propiedad Inmueble), the Registro de Juicios Universales and the Automobile Registry (Registro de la Propiedad Automotor) showing no financing statements, Liens or other documents on file against any Obligated Party or any of the Collateral in all appropriate jurisdictions, such search to be as of a date no more than five (5) days prior to the date hereof;

(i) Transaction Documents. Obligee and the applicable Obligated Parties have executed all the Transaction Documents, and Obligee has received satisfactory evidence that all conditions precedent thereto, other than execution of this Agreement, have been satisfied or waived with the consent of Obligee; and

(j) Insurance Certificates. The Obligated Parties have delivered to Obligee certificates of insurance, in form and substance acceptable to Obligee, describing the

types and amounts of insurance (property and liability) covering any of the tangible insurable Collateral maintained by the Obligated Parties, effective as of the date first written above, naming Obligee as loss payee or additional insured, as the case may be.

3.2 ***One Transaction.*** It is agreed that (i) all actions and transactions constituting the Closing under the Purchase Agreement (including the transfer and delivery of the Subject Interest) and (ii) all actions and transactions occurring on the Closing pursuant to this Agreement, shall be regarded as one single transaction so that, at the option of the Party having interest in the carrying out of the specific action or transaction, no action or transaction shall be deemed to have taken place unless and until (x) all other actions and transactions constituting the Closing under the Purchase Agreement and (y) all other actions and transactions occurring on the Closing pursuant to this Agreement, have taken place.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

To confirm Obligee's understanding concerning the Obligated Parties and their business, the Collateral and the Obligations, and to induce Obligee to enter into this Agreement, Obligor and NNO jointly and severally represent and warrant to Obligee as follows:

4.1 ***Organization***. NNO is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and is duly qualified to do business and is in good standing in every jurisdiction where the nature of its business and the ownership of its Property require it to be qualified.

4.2 ***Power and Authority; Due Authorization; Enforceability.***

(a) Each Obligated Party has all requisite corporate power and authority to conduct its business as presently conducted and to execute, deliver and perform its Obligations under this Agreement and the Financing Documents to which it is a party. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action by each Obligated Party. This Agreement and the applicable Financing Documents have been duly and validly executed and delivered by each Obligated Party and constitute the valid, binding and enforceable Obligations of such Obligated Party, enforceable against it in accordance with their terms, except to the extent that the enforceability hereof or thereof may be limited by Bankruptcy, insolvency, reorganization or other Laws and judicial decisions of general application relating to or affecting the enforcement of creditors' rights generally or by general equitable principles.

(b) Notwithstanding Obligee's responsibilities and decision-making authority as manager of CHI pursuant to the Operating Agreement and the Management Agreement, Obligor has been exclusively responsible for, and has been duly authorized and empowered by all necessary corporate action to make, all decisions on behalf of CHI and the other Obligated Parties with respect to the negotiation, preparation and execution of the Financing Documents. The Obligated Parties acknowledge that, since Obligor is a member of CHI, the Obligated Parties have extensive knowledge and experience with regard to CHI and MAR, including regarding the financial, technical and operating

condition of CHI and MAR, and in financial and business matters in general, and as such are capable of evaluating the merits and risks of entering into this Agreement and the other Financing Documents. In addition, the Obligated Parties have had access to all information regarding CHI and MAR in order to fully evaluate the transactions contemplated herein, as well as any and all information deemed necessary or advisable in connection with the transactions contemplated hereunder, and have received sufficient consideration for granting a security interest in the Collateral (and the assumption of all obligations under the Financing Documents) as required in order to maintain such security interest in full force and effect at all times (including in the event of a bankruptcy, concurso preventivo or voluntary reorganization under Argentine law).

4.3 ***No Conflict***. The execution, delivery and performance by each Obligated Party of this Agreement and the Financing Documents to which it is a party do not (i) conflict with any provision of applicable Law, (ii) conflict with or violate any provision of the Charter Documents of any Obligated Party or any provision of any indenture, mortgage, agreement, contract or other instrument to which any Obligated Party is a party or by which any Obligated Party or any of the Collateral are bound or encumbered and (iii) conflict with, or result in a breach or violation of (or upon notice or lapse of time or both would result in such a conflict, breach or violation) under any such indenture, mortgage, agreement, contract or other instrument, which violation, individually or in the aggregate, would have a Material Adverse Effect.

4.4 ***No Consent***. Except for the filings and approvals as required by applicable Argentine Law in connection with the granting of the Mortgage, no authorization, consent, notice, approval, license, exemption of, or filing with any Governmental Authority is or shall be necessary for the valid execution, delivery or performance by any Obligated Party of this Agreement or any Financing Document.

4.5 ***Legal Proceedings***. No action or proceeding is now pending or, to any Obligated Party's knowledge, is threatened against NNO at Law, in equity or otherwise, before any court, Governmental Authority, or before any arbitrator or panel of arbitrators, which could reasonably be expected to have a Material Adverse Effect. No investigation is pending or, to any Obligated Party's knowledge, is threatened by any court or Governmental Authority, the effect of which, individually or in the aggregate, would have a Material Adverse Effect.

4.6 ***Balance Sheet***. Obligor has delivered to Obligee a true, complete and accurate copy of the unaudited consolidated balance sheet of Obligor as of December 31, 2002 (the "***Balance Sheet***"). The Balance Sheet fairly presents the financial position of Obligor as of December 31, 2002 and has been prepared in accordance with GAAP applied on a consistent basis (subject to the absence of footnote disclosure). Except as contemplated by the Transaction Documents or as reflected in, reserved against, or otherwise disclosed in, the Balance Sheet, Obligor has no liability or obligation as of the date hereof that would be required to be reflected in, reserved against on, or otherwise disclosed in, a balance sheet or the notes thereto prepared in accordance with GAAP. There has been no change in or effect on the condition, financial or otherwise, of operations of Obligor since the effective date of the Balance Sheet which could reasonably be expected to have a Material Adverse Effect.

4.7 ***Capitalization***. The issued and outstanding equity interests of each Obligated Party other than NNO are set forth in Schedule 4.7. All outstanding equity interests of RAA have been duly and validly issued, are fully paid and non-assessable. Except as disclosed in Schedule 4.7, there are no outstanding securities convertible into or exchangeable for equity interests of any Obligated Party (other than NNO) or any outstanding rights to subscribe for or to purchase, or any options for the purchase of, or any agreement providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, its equity interests.

4.8 ***No Liens***. The Obligated Parties have good and indefeasible title to the Collateral, free and clear of all Liens other than Permitted Liens.

4.9 ***Indebtedness***. Except as disclosed in Schedule 4.9, none of Obligor or its Subsidiaries has any Indebtedness. None of the Obligated Parties is subject to regulation under any requirement of Law that limits its ability to Incur Indebtedness.

4.10 ***Compliance with Laws***. Each Obligated Party is in compliance with all applicable Laws (including all labor and Environmental, Health & Safety Laws), except to the extent that noncompliance would not have a Material Adverse Effect.

4.11 ***Taxes***. Each of Obligor and NNO has filed all Tax returns (federal, state and local) required to be filed, including all income, franchise, employment, property and sales Taxes, and has paid all of its Tax liabilities, and neither Obligor nor NNO knows of any pending investigation of any Obligated Party under any Tax authority or of any pending but unassessed Tax liability of any Obligated Party.

4.12 ***Security Instruments***. The provisions of each Security Instrument are effective to create (and create) in favor of Obligee, a legal, valid and enforceable Lien in all right, title and interest in the Collateral, which Liens constitute (or will constitute, in the case of the Mortgage, upon its registration in the *Juzgado de Minas de la Provincia de Catamarca*) fully perfected first priority Liens on all right, title and interest of the applicable Obligated Parties in the Collateral, superior and prior to the rights of all third Persons, subject to no Liens other than as provided in the Security Instruments.

4.13 ***Disclosure***. No representation or warranty contained in any of the Financing Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements herein or therein not misleading as of the date made. Except as may be set forth herein, there is no fact known to any Obligated Party which has had, or is reasonably expected to have, a Material Adverse Effect.

ARTICLE V
AFFIRMATIVE COVENANTS

To conform with the terms and conditions under which Obligee is willing to have credit outstanding to Obligor, and to induce Obligee to enter into this Agreement, each Obligated Party jointly and severally covenants and agrees that it shall perform and observe all the following affirmative covenants as are applicable to it, unless Obligee shall otherwise consent in writing:

5.1 ***Performance of Obligations***. Each Obligated Party shall, and shall cause each of its Subsidiaries to, duly and punctually pay and perform the Obligations.

5.2 ***Information Covenants***. Each applicable Obligated Party shall provide to Obligee:

(a) as soon as available, but no later than one hundred forty (140) days after the end of each fiscal year of the Consolidated Group, audited consolidated financial statements of the Consolidated Group, including a balance sheet, as of the close of such fiscal year, an income statement and statement of changes in stockholders' equity and of cash flows for such fiscal year, all in reasonable detail, prepared in accordance with GAAP consistently applied, and with the report thereon of KPMG LLP - Canada or such other independent public accountants of recognized national standing selected by Obligor and acceptable to Obligee;

(b) as soon as available, but no later than sixty (60) days after the end of each of the first three fiscal quarters of each fiscal year of the Consolidated Group, unaudited consolidated financial statements of the Consolidated Group, including a balance sheet, as of the end of such quarter, an income statement and statement of changes in stockholders' equity and of cash flows for such period, all in reasonable detail, prepared in accordance with GAAP consistently applied (subject to ordinary, good-faith year-end audit adjustments and the absence of footnotes);

(c) together with the financial statements delivered pursuant to clauses (a) and (b) above, a certificate of the chief executive or chief financial officer of each Obligated Party stating that (i) such Obligated Party has kept, observed, performed, and fulfilled each covenant, term, and condition of this Agreement and the other Financing Documents during the preceding fiscal period through the date of the certificate of the chief executive or chief financial officer of such Obligated Party; and (ii) no Event of Default hereunder has occurred and is continuing (or if such officer has knowledge that an Event of Default has occurred and is continuing, specifying the nature of same, the period of existence of same and the action such Obligated Party proposes to take in connection therewith);

(d) prompt written notice of the occurrence of any Event of Default, but not more than three (3) Business Days from the date of knowledge of any Event of Default or on the date of an occurrence of any Event of Default;

(e) prompt written notice, but not more than three (3) Business Days, of the filing or commencement of any action, suit, or proceeding by or before any arbitrator or Governmental Authority against or, to the knowledge of such Obligated Party, affecting any Obligated Party or the Collateral which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect; and

(f) prompt written notice, but not more than three (3) Business Days, of any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section 5.2 shall be accompanied by a written statement of an officer of the applicable Obligated Party setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

5.3 ***Corporate Existence and Status***. Each Obligated Party shall maintain its corporate existence and good standing under the Laws of the jurisdiction of its organization, and shall conduct its business in the manner in which it is now conducted.

5.4 ***Books and Records; Inspection Rights***. Obligor shall, and shall cause each of its Subsidiaries to, keep true books of records and accounts in which full and correct entries shall be made of all their business transactions, all in accordance with GAAP. Obligor shall, and shall cause each of its Subsidiaries to, permit, upon two (2) Business Days prior notice to the chief executive officer or chief financial officer of any Obligated Party (or with no prior notice if an Event of Default then exists), officers and designated representatives of Obligee to visit and inspect any of the Collateral, and to examine the books and records of Obligor and of any of its Subsidiaries, all at such reasonable times and intervals during normal business hours and to such reasonable extent as Obligee may reasonably request.

5.5 ***Compliance with Legal Requirements and Agreements***. Obligor shall, and shall cause each of its Subsidiaries to: (i) comply with all Laws applicable to such Person or its business, including all Environmental, Health & Safety Laws; and (ii) comply with their Charter Documents and with all agreements, indentures, mortgages, and other instruments to which it is a party or by which it or any of its Property is bound, including the applicable Transaction Documents.

5.6 ***Environmental, Health and Safety Laws***. In addition to, and not in derogation of, the requirements of Section 5.5, Obligor shall, and shall cause each of its Subsidiaries to, comply with all applicable Environmental, Health and Safety Laws, and shall promptly notify Obligee, but not more than three (3) Business Days, following its receipt of any notice of a violation of any such Law, and indemnify Obligee and its respective officers, directors, employees and agents from and hold them harmless from all losses, costs, damages, liabilities, claims and expenses Incurred by or imposed upon Obligee on account of any Obligated Party's failure to perform its obligations under this Section 5.6.

5.7 ***Taxes***. Each applicable Obligated Party shall cause to be paid when due all Taxes and other governmental charges upon it, its income, its sales, its Properties (including the payment of the *canons* and other amounts owed in connection with the Mortgaged Assets), and federal and state Taxes withheld from its employees' earnings, unless such Taxes or other governmental charges shall be contested in good faith by appropriate actions or legal proceedings and such Obligated Party shall establish adequate reserves therefor in accordance with GAAP.

5.8 ***Insurance***. Obligor shall and shall cause each of its Subsidiaries to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to the Collateral and other Property which is used in or useful to their business which are of an insurable character against loss or damage of the kinds customarily insured against by

corporations of established reputation engaged in the same or similar businesses and similarly situated, of such types and in such amounts as are customarily carried under similar circumstances by such other corporations. Obligee shall be named as loss payee and additional insured, as applicable, on all such insurance policies. Such policies of insurance (or the loss payable and additional insured endorsements delivered to Obligee) shall contain provisions pursuant to which the insurer agrees to provide ten (10) days prior written notice to Obligee in the event of any non-renewal, cancellation or amendment of any such insurance policy.

5.9 ***Core Assets***. Each Obligated Party will maintain, preserve, protect and keep the Core Assets in good standing, free and clear of all Liens other than Permitted Liens.

5.10 ***Payment of Liabilities***. Obligor shall and shall cause each of its Subsidiaries to, pay all liabilities, including: (i) any indebtedness for borrowed money or for the deferred purchase price of Property or services; (ii) any obligations under leases which have or should have been characterized as capitalized leases, as determined in accordance with GAAP; and (iii) any contingent liabilities, such as guaranties, for the obligations of others relating to indebtedness for borrowed money or for the deferred purchase price of Property or services or relating to obligations under leases which have or should have been characterized as capitalized leases, as determined in accordance with GAAP) as they become due beyond any period of grace under the instrument creating such liabilities, unless they are contested in good faith by appropriate actions or legal proceedings, such Obligated Party establishes adequate reserves therefor in accordance with GAAP, and such contesting shall not result in a Material Adverse Effect.

5.11 ***Further Assurances***. Each Obligated Party shall, and shall cause each of its Subsidiaries to, at its own cost and expense, cause to be promptly and duly taken, executed, acknowledged and delivered all such further acts, documents and assurances (i) as may from time to time be necessary or as Obligee may from time to time reasonably request in order to carry out the intent and purposes of the Financing Documents and the transactions contemplated thereby, including all such actions to establish, preserve, protect and perfect the estate, right, title and interest of Obligee to the Collateral (including Collateral acquired after the date hereof), including first priority Liens thereon, and (ii) as Obligee may from time to time reasonably request, to establish, preserve, protect and perfect Liens in favor of Obligee on any and all assets of the Obligated Parties and the proceeds thereof, now owned or hereafter acquired, that are not Collateral on the date hereof.

5.12 ***Required Licenses; Permits; Etc***. Each Obligated Party shall duly and lawfully obtain and maintain in full force and effect all licenses, concessions and permits as appropriate for the business being conducted and Collateral owned by such Obligated Party at any given time, the failure of which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

ARTICLE VI
NEGATIVE COVENANTS

To conform with the terms and conditions under which Obligee is willing to have credit outstanding to Obligor and to induce Obligee to enter into this Agreement, each Obligated Party

jointly and severally covenants and agrees that it shall perform and observe all the following negative covenants as are applicable to it, unless Obligee shall otherwise consent in writing:

6.1 ***Merger; Consolidation; Transfer of Assets; Acquisitions; Line of Business; Subsidiaries***. Without prior written consent from Obligee, no Obligated Party (other than NNO) shall (i) liquidate or dissolve; (ii) undertake a Business Combination; or (iii) sell, lease, transfer or otherwise dispose of any of its Properties, other than sales in the ordinary course of business consistent with past practice, (iii) acquire any Person, or the business or a substantial portion of the Properties of any Person, (iv) engage in any line of business other than the business conducted by such Obligated Party as of the date of this Agreement, or (v) acquire or create any Subsidiaries; provided, that if any Obligated Party acquires or creates any Subsidiary in violation of this Agreement, all covenants contained in this Agreement pertaining to the Obligated Parties shall be deemed to apply as if it were named as an Obligated Party hereunder. Notwithstanding the foregoing, the limitations set forth in this Section 6.1 shall not apply to the proposed purchase by NNO or any of its Affiliates of the 25% interest in the Baja de la Alumbrera mine currently held by Obligee.

6.2 ***Investments***. No Obligated Party (other than NNO) will (i) make any loans to any other Person; or (ii) make any investments (including the purchase of any ownership or similar interest in any Person or the purchase of any debt or equity securities or instruments issued by any such Person) other than cash equivalent investments.

6.3 ***Restrictive Agreements***. No Obligated Party (other than NNO) will, directly or indirectly, enter into, Incur, or permit to exist any agreement, other than this Agreement and the other Financing Documents, that prohibits, restricts, or imposes any condition upon the ability of any Obligated Party to create, Incur, or permit any Lien upon any of the Collateral, whether now owned or hereafter acquired.

6.4 ***Limitation on Issuance of Capital Stock***. No Obligated Party (other than NNO) shall issue any Capital Stock or any options or warrants to purchase securities convertible into Capital Stock.

6.5 ***Liens***. No Obligated Party (other than NNO) shall create, Incur, assume, or suffer to exist any Lien on any of the Collateral owned or hereafter acquired except:

(a) Liens granted in favor of Obligee;

(b) Liens set forth on Schedule 6.5(b);

(c) Liens of warehousemen, mechanics, materialmen, workers, repairmen, common carriers or landlords and other similar Liens arising by operation of Law, Liens for Taxes or other governmental charges and other similar Liens arising by operation of Law, in each case for amounts that are not yet due and payable or that are being diligently contested in good faith by such Obligated Party, so long as adequate reserves are maintained by such Person for their payment in accordance with GAAP;

(d) easements, rights-of-way, restrictions and other similar encumbrances on title to, or restrictions on the use of, real property, which, in the aggregate, do not

materially detract from the value of the item of its Collateral subject thereto or materially interfere with the ordinary conduct of the business of any Obligated Party; and

(e) leases and subleases granted in the ordinary course of business.

6.6 ***Restricted Payments***. Subject to the Endeavour Credit Agreement, no Obligated Party (other than NNO) shall (i) declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any of any of its Capital Stock or any warrants, options or rights to purchase any such Capital Stock, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or Property or in obligations of any Obligated Party; or (ii) make any optional or mandatory payment of principal of or interest on, or any optional or mandatory prepayment of principal of or interest on, or redemption (including by making payments to a sinking or analogous fund) or repurchase of, in each case any Indebtedness subordinated to the Obligations.

6.7 ***Transactions with Affiliates***. Obligor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any Property or the rendering of any service) with any Affiliate, other than on terms no less favorable to such Obligated Party as would be obtained in a comparable transaction with a Person not an Affiliate.

ARTICLE VII
EVENTS OF DEFAULT; RELEASE OF COLLATERAL

7.1 ***Default***. The occurrence of any of the following events shall constitute an event of default ("***Event of Default***") under this Agreement (whatever the reason for such event and whether or not it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree, order, rule or regulation of any Governmental Authority):

(a) failure to pay when due the Obligations or any part thereof, including the failure to pay when due a mandatory prepayment pursuant to Section 2.3, and such failure shall continue unremedied for three (3) Business Days;

(b) any representation, warranty or statement made or deemed made by any Obligated Party (or any of their respective officers) in any Financing Document or in any sworn affidavit, certificate, report, notice, or the financial statements furnished at any time in connection with this Agreement by any Obligated Party, or any other Person on any Obligated Party's behalf, shall be false, misleading, or erroneous in any material respect when made or deemed to have been made;

(c) any Obligated Party shall fail to perform, observe or comply with any covenant, agreement or term contained in Article V or Article VI or fail to comply with any covenant, agreement or term contained in the Financing Documents (other than a payment default under this Agreement, which is covered by Section 7.1(a)), and such failure shall continue unremedied for ten (10) days after the earlier of (i) the date upon

which any officer of any Obligated Party knew or should have known of such failure and (ii) notice by Obligee to Obligor;

(d) this Agreement or any other Financing Document becomes unenforceable or is terminated by operation of Law or by any Obligated Party, or the enforceability of this Agreement or any other Financing Document shall be challenged in any court by any Obligated Party;

(e) a Bankruptcy of any Obligated Party;

(f) a final judgment or order requiring the payment of money in excess of $500,000 by any Obligated Party shall be rendered against any Obligated Party, and such judgment or order shall remain unsatisfied or undischarged and in effect for sixty (60) days without a stay of enforcement or extension;

(g) a Material Adverse Effect;

(h) any Event of Default shall have occurred under any of the Financing Documents; or

(i) any Obligated Party fails to pay when due (whether at stated maturity by acceleration, on demand or otherwise, and after giving effect to any applicable grace period) the principal of or interest on any Indebtedness (other than the Obligations), or fails to observe or perform within any applicable grace period any covenants or agreements contained in any agreements or instruments relating to any Indebtedness, or any other event shall occur if the effect of such failure or other event is to accelerate, or to permit the holder of such Indebtedness or any other Person to accelerate, the maturity of such Indebtedness; or any such Indebtedness shall be required to be prepaid (other than by a regularly scheduled required prepayment) in whole or in part prior to its stated maturity.

7.2 ***Remedies***. Upon the occurrence and during the continuation of an Event of Default, Obligee may, in its sole discretion, declare the Obligations, including the costs of collection (including actual and reasonable attorneys' fees and disbursements if collected by or through an attorney at Law or in Bankruptcy, receivership or other judicial proceedings), immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are expressly waived. Upon the occurrence of any Event of Default, Obligee may exercise all rights and remedies available to it in Law or in equity, under the Financing Documents or otherwise. After Maturity or on failure of Obligor to make any payment under the Note or any other Financing Document, the Deferred Payment shall bear interest at the Default Rate.

7.3 ***Setoff***. Obligee shall have the right to set off and apply against the Obligations in such manner as Obligee may determine, at any time and without notice to any Obligated Party, any and all deposits (general or special, time or demand, provisional or final) or other sums at any time credited by or owing from Obligee to any Obligated Party whether or not the Obligations are then due. As further security for the Obligations, each Obligated Party (other than NNO) hereby grants to Obligee a security interest in all money, instruments, and other

Property of such Obligated Party now or hereafter held by Obligee, including Property held in safekeeping. In addition to Obligee's right of setoff and as further security for the Obligations, each Obligated Party (other than NNO) hereby grants to Obligee a security interest in all deposits (general or special, time or demand, provisional or final) and other accounts of such Obligated Party now or hereafter on deposit with or held by Obligee and all other sums at any time credited by or owing from Obligee to any Obligated Party. The rights and remedies of Obligee hereunder are in addition to other rights and remedies (including other rights of setoff) which Obligee may have.

7.4 ***Joint and Several Liability.*** Each Obligated Party acknowledges that all the Obligated Parties are jointly and severally liable for all of the Obligations of each Obligated Party under the Financing Documents. Each Obligated Party expressly understands, agrees and acknowledges that (i) the Obligated Parties are all affiliated entities by common ownership, (ii) Obligee shall allow Obligor to defer payment of the Deferred Payment in reliance on a Lien upon the Collateral, (iii) each Obligated Party shall nonetheless benefit by Obligor's ability to defer payment of the Deferred Payment hereunder, and (iv) all of the representations, warranties, covenants, obligations, conditions, agreements and other terms contained in the Financing Documents to which any Obligated Party is a party shall be applicable to and binding upon each Obligated Party as set forth in the Financing Documents.

ARTICLE VIII
MISCELLANEOUS

8.1 *Notices.* Notices and other communications given under this Agreement, if any, shall be in writing and delivered personally or by facsimile, receipt confirmed, or sent by certified mail, return receipt requested, postage prepaid, or by overnight delivery or courier service to the Parties to this Agreement at the following addresses or to such other address as the Party to this Agreement whose address it is shall specify by notice to the other:

if to Obligee:	BHP Minerals International Exploration Inc. 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056-3020 Attention: President Facsimile: (713) 961-8400
with a copy to:	BHP Billiton 1360 Post Oak Blvd., Suite 150 Houston, Texas 77056-3020 Attention: Legal Department Facsimile: (713) 961-8507
if to any Obligated Party:	Northern Orion Explorations Ltd. 1075 West Georgia Street, Suite 250 Vancouver, B.C. VGE 3C9 Attention: President Facsimile: (604) 434-1487

with a copy to: DuMoulin Black
10th Floor - 595 Howe Street
Vancouver, B.C. V6C 2T5
Canada
Attention: Sargent Berner
Facsimile: (604) 687-3635

A notice shall be deemed to have been given to a Party to whom it is directed (i) upon actual receipt by such Party, if sent via courier, (ii) upon dispatch by telecopier (with transmission confirmed), or (iii) one (1) Business Day after sent by overnight delivery service.

8.2 ***Assignment***. No Obligated Party may assign or otherwise transfer its Obligations with respect to this Agreement without the prior written consent of Obligee.

8.3 ***Absolute Obligation***. The obligation of Obligor to pay the Deferred Payment and all other amounts payable hereunder to Obligee shall be absolute and unconditional, and the Obligated Parties shall make such payment without abatement, diminution or deduction regardless of any cause or circumstances whatsoever, including any defense, setoff, recoupment or counterclaim which the Obligated Parties may have or assert against Obligee or any other Person.

8.4 ***Waiver***. EACH OBLIGATED PARTY WAIVES PRESENTMENT AND DEMAND FOR PAYMENT, NOTICE OF DISHONOR, PROTEST AND NOTICE OF PROTEST OF THIS AGREEMENT, AND ALL OTHER NOTICES IN CONNECTION WITH THE DELIVERY, ACCEPTANCE, PERFORMANCE, DEFAULT OR ENFORCEMENT OF THIS AGREEMENT.

8.5 ***Amendments***.

(a) This Agreement may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively), with (and only with) the written consent of the Parties.

(b) No amendment or waiver of the terms of this Agreement shall extend to or affect any obligation, covenant, agreement or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Parties nor any delay in exercising any rights shall operate as a waiver of any rights of Obligee.

8.6 ***Reimbursement***. Obligor hereby agrees to pay or reimburse Obligee for all reasonable costs, expenses or losses Incurred by Obligee in connection with the collection or enforcement of the provisions hereof or of its rights in connection with this Agreement (whether or not any formal action or proceeding is commenced), including the entire amount of legal or collection fees and disbursements reasonably Incurred by Obligee.

8.7 ***No Release***. The rights, powers and remedies provided to Obligee herein are cumulative and not exclusive of any right, power or remedy provided at Law or in equity. Failure

or forbearance of Obligee to exercise any right hereunder or otherwise granted at Law or equity shall not affect or release any Obligated Party from its liability hereunder and shall not constitute a waiver of such right unless so stated by Obligee in writing and then only in the specific instance and for the specific purpose given.

8.8 ***Survival of Representations and Warranties.*** All representations and warranties made in this Agreement or any other Financing Document or in any document, statement, or certificate furnished in connection with this Agreement shall survive the execution and delivery of this Agreement and the other Financing Documents, and no investigation by Obligee or any closing shall affect the representations and warranties or the right of Obligee to rely upon them.

8.9 ***Time***. Time is of the essence under this Agreement.

8.10 ***Incorporation by Reference.*** The following provisions of the Purchase Agreement are hereby incorporated by reference into this Agreement (except that references therein to the Purchase Agreement shall be deemed to be references to this Agreement): Section 1.2 (Interpretation); Section 10.2 (Waiver); Section 10.5 (Remedy); Section 10.6 (Cooperation); Section 10.9 (No Third-Party Beneficiaries); Section 10.10 (Successors and Assigns); Section 10.11 (Severability); Section 10.12 (Counterparts); Section 10.13 (Governing Law); and Section 10.14 (No Strict Construction).

[***Signature Page Follows***]

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the date first above written.

OBLIGATED PARTIES:

RAA HOLDINGS S.A.

By: ______________________________
Name: ______________________________
Title: ______________________________

COPPER HOLDINGS INTERNATIONAL, LLC

By: ______________________________
Name: ______________________________
Title: ______________________________

MINERA AGUA RICA, LLC

By: ______________________________
Name: ______________________________
Title: ______________________________

NORTHERN ORION EXPLORATIONS LTD.

By: ______________________________
Name: ______________________________
Title: ______________________________

OBLIGEE:

BHP MINERALS INTERNATIONAL EXPLORATION INC.

By: ______________________________
Name: ______________________________
Title: ______________________________

Schedule 1.2

MORTGAGED ASSETS

"Minas" and "Estaca-Minas" Mi Vida: 64 vein-type claims of 6 ha each. (Official File "Expediente" numbers: 30-40/69, 43/69, 241/68, 44-47/69, 247/68, 48-50/69, 52-54/69, 63-64/71, 66/71, 68/71, 72-75/71, 78-79/71, 86-87/71, 92/71). (384 ha)

Schedule 4.7

CAPITALIZATION

1. All the issued and outstanding limited liability company interests in MAR are held beneficially and of record by CHI.

2. All the issued and outstanding limited liability company interests in CHI are held beneficially and of record by RAA.

3. All the issued and outstanding limited liability company interests in RAA are held beneficially and of record by Northern Orion Argentina Holdings SA.

4. Approximately 72% of the limited liability company interests in each of MAR and CHI have pledged in favor of Obligee pursuant to the Guaranty, Pledge and Security Agreement dated as of [•], 2003.

5. Approximately 28% of the limited liability company interests in each of MAR and CHI have pledged in favor of Endeavour pursuant to the Credit Agreement dated as of [•], 2003 between NNO and Endeavour.

Schedule 4.9

EXCEPTIONS TO INDEBTEDNESS

1. Future payment obligations arising from or pursuant to the agreements and matters referred to in Schedule 5.5 hereof;

2. Future payment obligations arising from or pursuant to the following:

   (a) Settlement Agreement among BHP, Agua Rica S.A., MAR, Agrovite S.A., and the shareholders of Agrovite, providing for the settlement of certain claims with respect to the ownership of certain surface lands located on the Agua Rica Project;

   (b) Carta Acuerdo, dated September 24, 1998, between the Company and José Perez, as assigned to BHP pursuant to a letter agreement, dated November 1, 1998, among the Company, BHP and José Perez;

   (c) Carta Acuerdo, dated May 26, 1999, between BHP and Lorenzo Emilio Parra;

   (d) Carta Acuerdo, dated March 10, 1998, between the Company and Pedro Rodolfo Lucero, as assigned to BHP pursuant to a letter agreement, dated October 30, 2001, among the Company, BHP and Pedro Rodolfo Lucero;

   (e) Settlement Letter Agreement, dated October 30, 2001, between BHP and Pedro Rodolfo Lucero, with respect to the Bruno claims, as described therein;

   (f) Carta Acuerdo, dated June 11, 2002, among BHP, MAR and Pedro Rodolfo Lucero;

   (g) Consulting Agreement, dated October 11, 2000, among BHP, Recursos Americanos Argentinos S.A., and Ricardo Alfredo Auriemma.

3. Indebtedness to Endeavour Mining Corporation; and

4. Indebtedness pursuant to the Financing Documents.

Schedule 6.5(a)

PERMITTED LIENS

1. First priority Lien granted in favor of Endeavour Mining Capital Corp. pursuant to that certain [Security Instrument].

2. Royalty and Net Proceeds Agreement.

Exhibit A

FORM OF NNO GUARANTEE AGREEMENT

THIS GUARANTEE (this "***Guarantee***"), dated as of [•], 2003, is made by NORTHERN ORION EXPLORATIONS LTD., a British Columbia corporation ("***Guarantor***"), and BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation ("***Secured Party***"). Guarantor and Secured Party are sometimes individually referred to in this Guarantee as a "***Party***" and collectively as the "***Parties.***"

PRELIMINARY STATEMENTS

A. Guarantor, through its wholly-owned subsidiary Northern Orion Argentina Holdings S.A., owns one hundred percent (100%) of the issued and outstanding shares of RAA Holdings S.A., a Cayman Islands corporation ("***Borrower***");

B. Borrower, Guarantor, Secured Party and certain other parties are parties to a Loan Agreement, dated as of [•], 2003 (the "***Loan Agreement***"), providing for the deferred payment of a portion of the purchase price for certain limited liability company interests in Copper Holdings International, LLC, a Delaware limited liability company, which Secured Party agreed to sell to Borrower pursuant to the LLC Interests Purchase Agreement, dated as of April 23, 2003, by and among Borrower and Secured Party (the "***Purchase Agreement***"); and

C. As a condition precedent to the consummation of the above-referenced transactions, Guarantor has agreed to provide Secured Party a guarantee to secure the payment by Borrower of the indebtedness owed under the Loan Agreement and the performance by Borrower of its obligations under the Purchase Agreement;

NOW, THEREFORE, to induce Secured Party to enter into the Loan Agreement and the Purchase Agreement and to allow Borrower to defer payment of a portion of the purchase price as described above, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Guarantor and Secured Party hereby agree as follows:

1. <u>GUARANTEE</u>.

(a) Guarantor, for itself and its successors, assigns, and legal representatives, hereby absolutely, unconditionally and irrevocably guarantees to and for the benefit of Secured Party, its successors and assigns, (i) the punctual payment when due of any and all amounts, default interest, fees, costs, expenses, taxes and other sums owed by any Obligated Party hereunder or under any other Financing Documents (including all obligations of payment and indemnification and amounts which may be paid or incurred by Secured Party in collecting said indebtedness, obligations or liabilities); and (ii) the due and punctual performance and observance of all covenants required hereunder or under any other Financing Documents to be performed or observed by any Obligated Party (all such obligations being collectively referred to herein as the "***Guaranteed Obligations***").

(b) In order to induce Secured Party to enter into the Transaction Documents, Guarantor, subject to the terms of this Guarantee, does hereby absolutely and unconditionally guarantee to Secured Party and its successors and assigns, the payment, performance and discharge of the Guaranteed Obligations as and when the same shall become due. This is a continuing guarantee of payment and performance and not of collection. If Borrower shall fail or refuse to pay, perform or discharge any of the Guaranteed Obligations, Guarantor shall fully and punctually pay, perform and/or discharge the Guaranteed Obligations. Guarantor further agrees that its obligations under this Guarantee shall be primary, absolute and unconditional, irrespective of, and unaffected by:

(i) the genuineness, validity, regularity, enforceability or any future amendment of, or any change in this Guarantee, any other Transaction Document or any other agreement, document or instrument to which Guarantor and/or Secured Party may become a party;

(ii) the absence of any action to enforce this Guarantee or any other Transaction Document or the waiver or consent by Secured Party with respect to any of the provisions thereof;

(iii) the existence, value or condition of, or failure by Secured Party to perfect its Lien against, any security for the Guaranteed Obligations or any action, or the absence of any action, by Secured Party in respect thereof (including the release of any such security); or

(iv) any other action or circumstances which may otherwise constitute a legal or equitable discharge or defense of a surety or guarantor;

it being agreed by Guarantor that its obligations under this Guarantee shall not be discharged until the payment and performance, in full, of the Guaranteed Obligations. Guarantor shall be regarded, and shall be in the same position, as principal debtors with respect to the Guaranteed Obligations. Guarantor expressly waives all rights it may now or in the future have at Law, in equity, or otherwise, to compel Secured Party to proceed in respect of the Guaranteed Obligations against Borrower or any other party or to proceed against any security for the payment and performance of the Guaranteed Obligations before proceeding against, or as a condition to proceeding against, Guarantor. Guarantor further expressly waives and agrees not to assert or take advantage of any defense based upon the failure of Secured Party to commence an action in respect of the Guaranteed Obligations against Borrower or any other party or any security for the payment and performance of the Guaranteed Obligations. Guarantor agrees that any notice or directive given at any time to Secured Party which is inconsistent with the waivers in the preceding two sentences shall be null and void and may be ignored by Secured Party, and, in addition, may not be pleaded or introduced as evidence in any litigation relating to this Guarantee for the reason that such pleading or introduction would be at variance with the written terms of this Guarantee. It is agreed between Guarantor and Secured Party that the foregoing waivers are of the essence of the transaction contemplated by the Financing Documents and that, but for this Guarantee

and such waivers, Secured Party would decline to make the extensions of credit contemplated by the Loan Agreement.

(c) Obligations Paid in Accordance with Terms Thereof. Guarantor guarantees that the Guaranteed Obligations will be paid in the lawful currency required by the Loan Agreement strictly in accordance with the terms and provisions of the Loan Agreement, free and clear of and without deduction for any present or future Tax, or other levy, impost or any other charge, if any, of any nature whatsoever now or hereafter imposed by any taxing authority. If Guarantor is required by Law to deduct any Taxes from or in respect of payment of the Guaranteed Obligations, (i) if such Taxes are Non-Excluded Taxes, the sum payable shall be increased as much as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 1(c)), Secured Party receives an amount equal to the sum it would have received had no such deductions been made; (ii) Guarantor shall make such deductions; and (iii) Guarantor shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable Law.

(d) Enforcement of Guarantee. In no event shall Secured Party have any obligation (although it is entitled, at its option) to proceed against Borrower or any other Person or to proceed against any Property pledged to secure the Guaranteed Obligations before proceeding against Guarantor, and Secured Party may proceed, prior or subsequent to, or simultaneously with, the enforcement of Secured Party's rights hereunder, to exercise any right or remedy which it may have against any property, real or personal, as a result of any Lien it may have as security for all or any portion of the Guaranteed Obligations.

(e) Waiver. In addition to the waivers contained in Section 1(b) hereof, Guarantor waives, and agrees that it shall not at any time insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshaling of assets or redemption Laws, or exemption, whether now or at any time hereafter in force, which may delay, prevent or otherwise affect the performance by Guarantor of its obligations under, or the enforcement by Secured Party of, this Guarantee. Guarantor hereby waives diligence, presentment and demand (whether for non-payment or protest or of acceptance, maturity, extension of time, change in nature or form of the Guaranteed Obligations, acceptance of further security, release of further security, composition or agreement arrived at as to the amount of, or the terms of, the Guaranteed Obligations, notice of adverse change in Borrower's financial condition or any other fact which might materially increase the risk to Guarantor) with respect to any of the Guaranteed Obligations or all other demands whatsoever and waives the benefit of all provisions of Law which are or might be in conflict with the terms of this Guarantee. Guarantor represents, warrants and agrees that, as of the date of this Guarantee, its obligations under this Section 1 are not subject to any counterclaim, offset or defense against Secured Party or Borrower of any kind. Guarantor further agrees that its obligations under this Section 1 shall not be subject to any counterclaims, offsets or defenses against Secured Party or Borrower of any kind which may arise in the future, other than payment of the Guaranteed Obligations. To the full extent allowed by Law, until all Guaranteed Obligations have been satisfied in full, if Guarantor is not an

"insider", as contemplated by the United States Bankruptcy Code, 11 U.S.C. 101, then Guarantor shall have no right of subrogation and waives any right to enforce any remedy which Secured Party now has or may hereafter have against any Obligated Party or another guarantor, and waives any benefit of any right to participate in any security now or hereafter held by Secured Party. If Guarantor is an "insider" (as defined above), then Guarantor waives such rights of subrogation permanently to the full extent allowed by Law.

(f) Benefits of Guarantee. The provisions of this Guarantee are for the benefit of Secured Party and its successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between Borrower and Secured Party, the obligations of Borrower under the Transaction Documents. In the event all or any part of the Guaranteed Obligations are transferred, endorsed or assigned by Secured Party to any Person or Persons pursuant to the Loan Agreement, any reference to "Secured Party" herein shall be deemed to refer equally to such Person or Persons.

(g) Modification of Obligation, etc. Subject to the terms and conditions of the Loan Agreement and the Purchase Agreement, if Secured Party shall at any time or from time to time, with or without the consent of, or notice to, Guarantor:

(i) change or extend the manner, place or terms of payment of, or renew or alter all or any portion of, the Guaranteed Obligations;

(ii) take any action under or in respect of the Transaction Documents in the exercise of any remedy, power or privilege contained therein or available to it at Law, equity or otherwise, or waive or refrain from exercising any such remedies, powers or privileges;

(iii) amend or modify, in any manner whatsoever, the Transaction Documents;

(iv) extend or waive the time for Guarantor's, Borrower's or any other Person's performance of, or compliance with, any term, covenant or agreement on its part to be performed or observed under the Transaction Documents, or waive such performance or compliance or consent to a failure of, or departure from, such performance or compliance;

(v) take and hold security or collateral for the payment of the Guaranteed Obligations guaranteed hereby or sell, exchange, release, dispose of, or otherwise deal with, any Property pledged, mortgaged or conveyed, or in which Secured Party has been granted a Lien, to secure any indebtedness owed by Guarantor to Secured Party;

(vi) release anyone who may be liable in any manner for the payment of any amounts owed by Guarantor to Secured Party;

(vii) modify or terminate the terms of any intercreditor or subordination agreement pursuant to which claims of other creditors of Guarantor are subordinated to the claims of Secured Party; and/or

(viii) apply any sums by whomever paid or however realized to any amounts owing by Guarantor to Secured Party in such manner as Secured Party shall determine in its discretion;

then Secured Party shall incur no liability to Guarantor pursuant hereto as a result thereof, and no such action shall impair or release the obligations of Guarantor under this Guarantee.

(h) Subrogation. Guarantor hereby subordinates to the payment in full of the Guaranteed Obligations any and all rights, whether at Law, in equity, by agreement or otherwise, to subrogation, indemnity, reimbursement or any other similar claim, cause of action or remedy that otherwise would arise out of Guarantor's performance of its obligations to Secured Party under this Guarantee. In furtherance of the forgoing, Guarantor agrees that it will not exercise, or seek to exercise, any such right or remedy or demand or accept any payment in respect thereof.

(i) Election of Remedies, Etc. Any election of remedies which results in the denial or impairment of the right of Secured Party to seek a deficiency judgment against Borrower shall not impair Guarantor's obligation to pay the full amount of the Guaranteed Obligations. In the event Secured Party shall bid at any foreclosure or trustee's sale or at any private sale permitted by Law or the Financing Documents, Secured Party may bid all or less than the amount of the Guaranteed Obligations and the amount of such bid need not be paid by Secured Party but shall be credited against the Guaranteed Obligations.

(j) Continuing Guarantee. Guarantor agrees that this Guarantee is a continuing guarantee and shall remain in full force and effect until the payment and performance in full of the Guaranteed Obligations, whether or not Guarantor remains an Affiliate of Borrower, unless and until Secured Party consents in writing to release Guarantor from its obligations hereunder. If Guarantor is no longer an Affiliate of Borrower, Secured Party shall release Guarantor from its obligations hereunder only if (i) a new guarantee is executed by a new guarantor; (ii) the new guarantee has substantially the same terms as this Guarantee; and (iii) the new guarantor has equal or greater financial capability to satisfy the obligations under the new guarantee. Secured Party shall not be required to consent to releasing Guarantor under any other circumstances.

2. REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Secured Party that:

(a) The execution, delivery and performance by Guarantor of this Guarantee and the other Financing Documents to which it is a party and the creation of all Liens provided for herein and therein: (i) will not violate any applicable Law; (ii) will not conflict with or result in the breach or termination of, constitute a default under or

accelerate any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which Guarantor is a party or by which it or any of its Property is bound; (iii) will not result in the creation or imposition of any Lien upon any of the Property of Guarantor other than those in favor of Secured Party, all pursuant to this Guarantee and the other Financing Documents; and (iv) do not require the consent or approval of any Governmental Authority or any other Person, except those which have been duly obtained, made or complied with and are in full force and effect.

(b) This Guarantee and each of the other Financing Documents to which Guarantor is a party have been duly executed and delivered and constitute a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms.

The representations and warranties set forth in this Section 2 shall survive the execution and delivery of this Guarantee.

3. REINSTATEMENT. This Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against Borrower or Guarantor for liquidation or reorganization, should Borrower or Guarantor become insolvent or make an assignment for the benefit of creditors, or should a receiver or trustee be appointed for all or any significant part of the assets of Borrower or Guarantor, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable Law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a "voidable preference," "fraudulent conveyance," "fraudulent transfer" or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

4. TERMINATION OF THIS GUARANTEE. No termination or cancellation (regardless of cause or procedure) of the Loan Agreement shall in any way affect or impair the powers, obligations, duties, rights and liabilities of the Parties in any way with respect to (i) any transaction or event occurring prior to such termination or cancellation, or (ii) any of Guarantor's undertakings, agreements, covenants, warranties and representations contained in this Guarantee and all such undertakings, agreements, covenants, warranties and representations shall survive such termination .

5. INCORPORATION BY REFERENCE. The following provisions of the Purchase Agreement are hereby incorporated by reference into this Guarantee (except that references therein to the Purchase Agreement shall be deemed to be references to this Guarantee): Section 1.2 (Interpretation); Section 10.2 (Waiver); Section 10.5 (Remedy); Section 10.6 (Cooperation); Section 10.9 (No Third-Party Beneficiaries); Section 10.10 (Successors and Assigns); Section 10.11 (Severability); Section 10.12 (Counterparts); Section 10.13 (Governing Law); and Section 10.14 (No Strict Construction).

6. CERTAIN DEFINITIONS. Except as otherwise defined herein, capitalized terms shall have the meanings set forth in the Loan Agreement or the Purchase Agreement, as applicable.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Parties have executed this Guarantee as of the date first above written.

GUARANTOR:

NORTHERN ORION EXPLORATIONS LTD., a British Columbia corporation

By:____________________________________
Name:_________________________________
Title:__________________________________

SECURED PARTY:

BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation

By:____________________________________
Name:_________________________________
Title:__________________________________

Exhibit B

**FORM OF SUBSIDIARY GUARANTEE,
PLEDGE AND SECURITY AGREEMENT**

THIS GUARANTEE, PLEDGE AND SECURITY AGREEMENT (this "***Agreement***"), dated as of [•], 2003, is made by and among RAA HOLDINGS S.A., a Cayman Island corporation ("***RAA***"), COPPER HOLDINGS INTERNATIONAL, LLC, a Delaware limited liability company ("***CHI***"), MINERA AGUA RICA, LLC, a Delaware limited liability company ("***MAR***"), and BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation ("***Secured Party***"). MAR and CHI are sometimes individually referred to in this Agreement as a "***Guarantor***" and collectively as the "***Guarantors***." CHI and RAA are sometimes individually referred to in this Agreement as "***Pledgor***" and collectively as "***Pledgors***." MAR, CHI and RAA are sometimes individually referred to in this Agreement as a "***Related Party***" and collectively as the "***Related Parties***." The Related Parties and Secured Party are sometimes individually referred to in this Agreement as a "***Party***" and collectively as the "***Parties***."

PRELIMINARY STATEMENTS

A. RAA is the record and beneficial owner of one hundred percent (100%) of the issued and outstanding limited liability company interests of CHI, and CHI is the record and beneficial owner of one hundred percent (100%) of the issued and outstanding limited liability company interests of MAR;

B. The Related Parties, Secured Party and Northern Orion Explorations Ltd. are parties to a Loan Agreement, dated as of [•], 2003 (the "***Loan Agreement***"), providing for the deferred payment of a portion of the purchase price for certain limited liability company interests in CHI, which Secured Party agreed to sell to RAA pursuant to the LLC Interests Purchase Agreement, dated as of April 23, 2003, by and among RAA and Secured Party (the "***Purchase Agreement***");

C. The Related Parties are members of one group of companies, and each Guarantor has obtained and will obtain direct and material benefit from RAA's ability to defer payment of a portion of the purchase price pursuant to the Loan Agreement; and

D. As a condition precedent to the consummation of the above-referenced transactions, each Guarantor has agreed to guarantee the obligations of RAA pursuant to the Loan Agreement and the Purchase Agreement, and each Pledgor has agreed to grant Secured Party a security interest upon the collateral herein described to secure the payment by RAA of the indebtedness owed under the Loan Agreement and the performance by RAA of its obligations under the Purchase Agreement and the Release (as defined in the Purchase Agreement);

NOW, THEREFORE, to induce Secured Party to enter into the Loan Agreement and the

Purchase Agreement and to allow RAA to defer payment of a portion of the purchase price as described above, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. SECURITY FOR GUARANTEED OBLIGATIONS. The "***Guaranteed Obligations***" means: (i) the punctual payment when due of any and all amounts, default interest, fees, costs, expenses, Taxes and other sums owed by any Obligated Party under the Release, this Agreement or any other Financing Documents (including all obligations of payment and indemnification and amounts which may be paid or incurred by Secured Party in collecting said indebtedness, obligations or liabilities); and (ii) the due and punctual performance and observance of all covenants required under the Release, this Agreement or any other Financing Documents to be performed or observed by any Obligated Party.

2. GUARANTEE.

(a) In order to induce Secured Party to enter into the Transaction Documents, each Guarantor, subject to the terms of this Agreement, does hereby absolutely and unconditionally guarantee to Secured Party and its successors and assigns, the payment, performance and discharge of the Guaranteed Obligations as and when the same shall become due, whether at stated maturity or by acceleration. This is a continuing guarantee of payment and performance and not of collection. If RAA shall fail or refuse to pay, perform or discharge any of the Guaranteed Obligations, Guarantors shall fully and punctually pay, perform and/or discharge the Guaranteed Obligations. Guarantors further agree that their obligations under this Agreement shall be primary, absolute and unconditional, irrespective of, and unaffected by:

(i) the genuineness, validity, regularity, enforceability or any future amendment of, or any change in this Agreement, any other Transaction Document or any other agreement, document or instrument to which any Related Parties and/or Secured Party may become a party;

(ii) the absence of any action to enforce this Agreement or any other Transaction Document or the waiver or consent by Secured Party with respect to any of the provisions thereof;

(iii) the existence, value or condition of, or failure by Secured Party to perfect its Lien against, any security for the Guaranteed Obligations or any action, or the absence of any action, by Secured Party in respect thereof (including the release of any such security); or

(iv) any other action or circumstances which may otherwise constitute a legal or equitable discharge or defense of a surety or guarantor;

(v) it being agreed by Guarantors that their obligations under this Agreement shall not be discharged until the payment and performance, in full, of the Guaranteed Obligations. Guarantors shall be regarded, and shall be in the same position, as principal debtors with respect to the Guaranteed Obligations.

Guarantors expressly waive all rights they may now or in the future have at Law, in equity, or otherwise, to compel Secured Party to proceed in respect of the Guaranteed Obligations against RAA or any other party or to proceed against any security for the payment and performance of the Guaranteed Obligations before proceeding against, or as a condition to proceeding against, Guarantors. Guarantors further expressly waive and agree not to assert or take advantage of any defense based upon the failure of Secured Party to commence an action in respect of the Guaranteed Obligations against RAA or any other party or any security for the payment and performance of the Guaranteed Obligations. Guarantors agree that any notice or directive given at any time to Secured Party which is inconsistent with the waivers in the preceding two sentences shall be null and void and may be ignored by Secured Party, and, in addition, may not be pleaded or introduced as evidence in any litigation relating to this Agreement for the reason that such pleading or introduction would be at variance with the written terms of this Agreement. It is agreed between Guarantors and Secured Party that the foregoing waivers are of the essence of the transaction contemplated by the Financing Documents and that, but for this Agreement and such waivers, Secured Party would decline to make the extensions of credit contemplated by the Loan Agreement.

(b) Obligations Paid in Accordance with Terms Thereof. Guarantors guarantee that the Guaranteed Obligations will be paid in the lawful currency required by the Loan Agreement strictly in accordance with the terms and provisions of the Loan Agreement, free and clear of and without deduction for any present or future Tax, or other levy, impost or any other charge, if any, of any nature whatsoever now or hereafter imposed by any taxing authority. If Guarantor is required by Law to deduct any Taxes from or in respect of payment of the Guaranteed Obligations, (i) if such Taxes are Non-Excluded Taxes, the sum payable shall be increased as much as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2(b)), Secured Party receives an amount equal to the sum it would have received had no such deductions been made; (ii) Guarantors shall make such deductions; and (iii) Guarantors shall pay the full amount deducted to the relevant taxing or other authority in accordance with applicable Law.

(c) Enforcement of Guarantee. In no event shall Secured Party have any obligation (although it is entitled, at its option) to proceed against RAA or any other Person or to proceed against any Property pledged to secure the Guaranteed Obligations before proceeding against Guarantors, and Secured Party may proceed, prior or subsequent to, or simultaneously with, the enforcement of Secured Party's rights hereunder, to exercise any right or remedy which it may have against any property, real or personal, as a result of any Lien it may have as security for all or any portion of the Guaranteed Obligations.

(d) Waiver. In addition to the waivers contained in Section 2(a) hereof, Guarantors waive, and agree that they shall not at any time insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshaling of assets or redemption Laws, or exemption, whether now or at any

time hereafter in force, which may delay, prevent or otherwise affect the performance by Guarantors of their obligations under, or the enforcement by Secured Party of, this Agreement. Guarantors hereby waive diligence, presentment and demand (whether for non-payment or protest or of acceptance, maturity, extension of time, change in nature or form of the Guaranteed Obligations, acceptance of further security, release of further security, composition or agreement arrived at as to the amount of, or the terms of, the Guaranteed Obligations, notice of adverse change in RAA's financial condition or any other fact which might materially increase the risk to Guarantors) with respect to any of the Guaranteed Obligations or all other demands whatsoever and waives the benefit of all provisions of Law which are or might be in conflict with the terms of this Agreement. Guarantors represent, warrant and agree that, as of the date of this Agreement, their obligations under this Section 2 are not subject to any counterclaim, offset or defense against Secured Party or RAA of any kind. Guarantors further agree that their obligations under this Section 2 shall not be subject to any counterclaims, offsets or defenses against Secured Party or RAA of any kind which may arise in the future, other than payment of the Guaranteed Obligations. To the full extent allowed by Law, until all Guaranteed Obligations have been satisfied in full, if any Guarantor is not an "insider", as contemplated by the United States Bankruptcy Code, 11 U.S.C. 101, then such Guarantor shall have no right of subrogation and waives any right to enforce any remedy which Secured Party now has or may hereafter have against any Obligated Party or another guarantor, and waives any benefit of any right to participate in any security now or hereafter held by Secured Party. If any Guarantor is an "insider" (as defined above), then such Guarantor waives such rights of subrogation permanently to the fullest extent allowed by Law.

(e) Benefits of Guarantee. The provisions of this Agreement are for the benefit of Secured Party and its successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between RAA and Secured Party, the obligations of RAA under the Transaction Documents. In the event all or any part of the Guaranteed Obligations are transferred, endorsed or assigned by Secured Party to any Person or Persons pursuant to the Loan Agreement, any reference to "Secured Party" herein shall be deemed to refer equally to such Person or Persons.

(f) Modification of Obligation, etc. Subject to the terms and conditions of the Loan Agreement and the Purchase Agreement, if Secured Party shall at any time or from time to time, with or without the consent of, or notice to, Guarantors:

(i) change or extend the manner, place or terms of payment of, or renew or alter all or any portion of, the Guaranteed Obligations;

(ii) take any action under or in respect of the Transaction Documents in the exercise of any remedy, power or privilege contained therein or available to it at Law, equity or otherwise, or waive or refrain from exercising any such remedies, powers or privileges;

(iii) amend or modify, in any manner whatsoever, the Transaction Documents;

(iv) extend or waive the time for Guarantors', RAA's or any other Person's performance of, or compliance with, any term, covenant or agreement on its part to be performed or observed under the Transaction Documents, or waive such performance or compliance or consent to a failure of, or departure from, such performance or compliance;

(v) take and hold security or collateral for the payment of the Guaranteed Obligations guaranteed hereby or sell, exchange, release, dispose of, or otherwise deal with, any Property pledged, mortgaged or conveyed, or in which Secured Party has been granted a Lien, to secure any indebtedness owed by Guarantors to Secured Party;

(vi) release anyone who may be liable in any manner for the payment of any amounts owed by Guarantors to Secured Party;

(vii) modify or terminate the terms of any intercreditor or subordination agreement pursuant to which claims of other creditors of Guarantors are subordinated to the claims of Secured Party; and/or

(viii) apply any sums by whomever paid or however realized to any amounts owing by Guarantors to Secured Party in such manner as Secured Party shall determine in its discretion;

then Secured Party shall incur no liability to Guarantors pursuant hereto as a result thereof, and no such action shall impair or release the obligations of Guarantors under this Agreement.

(g) Subrogation. Each Guarantor hereby subordinates to the payment in full of the Guaranteed Obligations any and all rights, whether at Law, in equity, by agreement or otherwise, to subrogation, indemnity, reimbursement or any other similar claim, cause of action or remedy that otherwise would arise out of any Guarantor's performance of its obligations to Secured Party under this Agreement. In furtherance of the forgoing, each Guarantor agrees that it will not exercise, or seek to exercise, any such right or remedy or demand or accept any payment in respect thereof.

(h) Election of Remedies, Etc. Any election of remedies which results in the denial or impairment of the right of Secured Party to seek a deficiency judgment against RAA shall not impair Guarantors' obligation to pay the full amount of the Guaranteed Obligations. In the event Secured Party shall bid at any foreclosure or trustee's sale or at any private sale permitted by Law or the Financing Documents, Secured Party may bid all or less than the amount of the Guaranteed Obligations and the amount of such bid need not be paid by Secured Party but shall be credited against the Guaranteed Obligations.

(i) Continuing Guarantee. Guarantors agree that this Guarantee is a continuing guarantee and shall remain in full force and effect until the payment and performance in full of the Guaranteed Obligations.

3. PLEDGE. Each Pledgor, for itself and its successors, assigns and legal representatives, hereby pledges and assigns unto Secured Party, and grants to Secured Party a lien and security interest in and to the following (the "***Pledged Collateral***"):

(a) limited liability company interests consisting of the following (collectively, the "***Pledged Interests***"): with respect only to RAA, as pledgor, approximately 72% of the limited liability company interests in each of CHI and MAR, as a first priority lien and security interest, and approximately 28% of the limited liability company interests in each of CHI and MAR, as a second priority lien and security interest pursuant to the terms of an intercreditor agreement between Secured Party and Endeavor or, in the event Endeavour no longer holds a first priority lien and security interest in any limited liability company interests of CHI, 100% of the limited liability company interests of each of CHI and MAR;

(b) subject to the Royalty and Net Proceeds Agreement, all distributions, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Interests;

(c) all other property hereafter delivered to Pledgors in substitution for or in addition to any of the foregoing, all certificates and instruments representing or evidencing such property and all cash, securities, interest, dividends, rights, and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all thereof; and

(d) without affecting the obligations of any Obligated Party under any provision of any Financing Document prohibiting such action, in the event of any consolidation or merger in which any Pledgor is not the surviving corporation, all equity interests of the successor corporation formed by or resulting from such consolidation or merger.

provided, however, that, notwithstanding any provision herein to the contrary, unless and until an Event of Default has occurred, Pledgors shall be entitled to vote the Pledged Interests and to receive, use, consume and otherwise appropriate to its own use, any and all cash dividends and distributions on the Pledged Interests permitted by the provisions of the Loan Agreement without any further consent of the Secured Party; provided, further that immediately upon the occurrence of an Event of Default, Pledgors' right to use and take any such permitted cash dividends and distributions shall cease, and all cash payments shall revert to the Secured Party's possession and control as herein provided.

4. DELIVERY OF PLEDGED COLLATERAL.

(a) All certificates representing or evidencing the Pledged Interests shall be delivered to and held by or on behalf of Secured Party, pursuant hereto, and shall be accompanied by duly executed, undated instruments of transfer or assignment in blank, all in form and substance satisfactory to Secured Party. Secured Party shall have the right, at any time after the occurrence and during the continuance of an Event of Default and without notice to Pledgors, to transfer to or to register in the name of Secured Party

or any of its nominees any or all of the Pledged Interests. In addition, Secured Party shall have the right at any time after the occurrence and during the continuance of an Event of Default to exchange certificates or instruments representing or evidencing Pledged Interests for certificates or instruments of smaller or larger denominations.

Upon request by Secured Party, Pledgors shall, and shall cause the issuers of the Pledged Interests to, execute and deliver all instruments and documents, and take all further action, that may be reasonably necessary or desirable, or that Secured Party may reasonably request, in order to perfect and protect any security interest granted or purported to be granted in the Pledged Interests, to establish "control" (as such term is defined in the UCC) by Secured Party over such Pledged Interests to exercise and enforce its rights and remedies hereunder with respect to such Pledged Interests, including, and as applicable, (i) to register the security interest granted hereby upon the books of the issuers of the Pledged Interests in accordance with Article 8 of the UCC, and (ii) to deliver to Secured Party an Acknowledgment of Pledge duly executed by the issuers of the Pledged Interests in form and substance satisfactory to Secured Party.

(b) Pledgors hereby authorize Secured Party, its counsel or representative, at any time and from time to time, to file financing statements and amendments thereof, including those that describe the collateral covered by such financing statements as "72% of the limited liability company interests owned by Pledgor in Copper Holdings International, LLC" and "72% of the limited liability company interests owned by Copper Holdings International, LLC in Minera Agua Rica, LLC" or words of similar effect, in such jurisdictions as Secured Party may deem necessary or desirable in order to perfect the security interests granted by Pledgors under this Agreement. A carbon, photostatic, electronic, facsimile or other reproduction of this Agreement or of any financing statement covering the Pledged Collateral or any part thereof shall be sufficient as a financing statement and may be filed as a financing statement.

(c) No Related Party shall change its name, identity, or corporate structure (whether by merger, consolidation, conversion or otherwise) in any manner or take any other action that might make any financing statement filed in connection with this Agreement seriously misleading unless such Related Party shall have given Secured Party thirty (30) days prior written notice thereof and shall have taken all action deemed necessary or desirable by Secured Party to make each financing statement not seriously misleading.

(d) The issuers of the Pledged Interests hereby (i) acknowledge receipt of this Agreement and (ii) confirm that a pledge of all of Pledgor's right, title and interest in, to and under the Pledged Interests has been registered or otherwise duly noted in the books and records of the issuers of such Pledged Interests in the name of the Secured Party.

5. <u>REPRESENTATIONS AND WARRANTIES</u>. The Related Parties jointly and severally represent and warrant to Secured Party that:

(a) The execution, delivery and performance by the Related Parties of this Agreement and the other Financing Documents to which any Related Party is a party and the creation of all Liens provided for herein and therein: (i) will not violate any

applicable Law; (ii) will not conflict with or result in the breach or termination of, constitute a default under or accelerate any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which any Related Party is a party or by which it or any of its Property is bound; (iii) will not result in the creation or imposition of any Lien upon any of the Property of any Related Party other than those in favor of Secured Party, all pursuant to this Agreement and the other Financing Documents; and (iv) do not require the consent or approval of any Governmental Authority or any other Person, except those which have been duly obtained, made or complied with and are in full force and effect.

(b) This Agreement and each of the other Financing Documents to which any Related Party is a party have been duly executed and delivered and constitute a legal, valid and binding obligation of such Related Party, enforceable against such Related Party in accordance with its terms.

(c) The value of the consideration received and to be received by each Guarantor is reasonably worth at least as much as the liability and obligations of such Guarantor under its respective Guarantee, and such liability and obligations may reasonably be expected to benefit such Guarantor directly or indirectly.

(d) Neither Guarantor is "insolvent" on the date hereof (that is, the sum of each Guarantor's absolute and contingent liabilities does not exceed the fair market value of such Guarantor's assets); neither Guarantor will be rendered "insolvent" upon executing this Guarantee; each Guarantor's capital is adequate for the business in which such Guarantor is engaged and intends to be engaged; and neither Guarantor has hereby incurred, nor does any Guarantor intend to incur or believe that it will incur, debts which will be beyond its ability to pay as such debts mature.

(e) Subject to the Royalty and Net Proceeds Agreement, Pledgors are, and at the time of delivery of the Pledged Interests of Pledgors to Secured Party pursuant to Section 10 hereof will be, the sole holders of record and the sole beneficial owners of the Pledged Collateral, free and clear of any Lien thereon or affecting the title thereto except for (i) the Lien created by this Agreement, and (ii) with respect only to approximately 28% of the limited liability company interest in CHI pledged by RAA, the existing first priority lien and security interest in favor of Endeavor.

(f) Subject to the Royalty and Net Proceeds Agreement, Pledgors have the authority to pledge, assign, transfer, deliver, deposit and set over to Secured Party the Pledged Collateral as provided herein.

(g) None of the Pledged Interests has been issued or transferred in violation of the securities registration, securities disclosure or similar Laws of any jurisdiction to which such issuance or transfer may be subject.

(h) The Pledged Interests with respect to each issuer thereof constitute the percentage interest and type of interest described in Section 3(a). As of the date hereof, (i) no subscription, warrant, option or other rights to purchase or acquire any interest in

CHI or MAR is authorized and outstanding, and (ii) there is no commitment by CHI or MAR to issue any such interests, warrants, options or other such rights or securities.

(i) The pledge of the Pledged Collateral is not in contravention of any Law or of any agreement to which any Guarantor is a party or by which it is otherwise bound, and no consent, approval, authorization or other order of, or other action by, any Person or notice to or filing with, any Person is required for the pledge by Pledgors of the Pledged Collateral pursuant to this Agreement.

(j) All action (including, without limitation, all filings, registrations and recordings) necessary or desirable to create, protect and perfect such security interest and Lien granted to Secured Party hereby in respect of each item of the Pledged Collateral has been duly accomplished.

The representations and warranties set forth in this Section 5 shall survive the execution and delivery of this Agreement.

6. COVENANTS. The Related Parties jointly and severally covenant and agree that, from and after the date of this Agreement until full payment and performance of the Guaranteed Obligations:

(a) Without the prior written consent of Secured Party, no Pledgor will sell, assign, transfer, pledge, or otherwise encumber any of its rights in or to the Pledged Collateral or any unpaid distributions or payments with respect thereto except pursuant to this Agreement.

(b) No Pledgor will, subsequent to the date of this Agreement, without the prior written consent of Secured Party, cause or take any action to, or fail to take any action the result of which is to, permit CHI or MAR to issue or grant any warrants, options of any nature or other instruments convertible into interests in CHI or MAR or issue any additional interests in CHI or MAR.

(c) Each Related Party will, at its expense, promptly execute, acknowledge and deliver all such instruments and take all such action as Secured Party from time to time may reasonably request in order to perfect and protect the Lien granted or purported to be granted hereby or to enable Secured Party to exercise and enforce its rights and remedies hereunder with respect to the Pledged Collateral.

(d) Subject to the Royalty and Net Proceeds Agreement, each Pledgor has and will defend title to the Pledged Collateral and the Liens of Secured Party thereon against the claim of any Person and will maintain and preserve such Liens, subject, however, to the existing first priority lien and security interest in favor of Endeavor pledged by RAA with respect to approximately 28% of the limited liability company interests in CHI.

(e) Pledgors will pay all Taxes, assessments and charges levied, assessed or imposed upon the Pledged Collateral before the same become delinquent or become Liens upon any of such Pledged Collateral.

7. REMEDIES UPON AN EVENT OF DEFAULT.

(a) Upon the occurrence of an Event of Default and during the continuation thereof, Secured Party may exercise all rights of a secured party under the UCC. In addition, Secured Party is hereby authorized and empowered to transfer and register in its name or in the name of its nominee the whole or any part of the Pledged Collateral, exercise the voting rights with respect thereto, collect and receive all cash distributions made thereon, and, in its sole discretion, sell in one or more sales after ten (10) days' notice of the time and place of any public sale or of the time after which a private sale is to take place (which notice Pledgors agree is commercially reasonable), with five (5) days' previous notice to any Related Party or advertisement, the whole or any part of the Pledged Collateral and otherwise act with respect to the Pledged Collateral as though Secured Party was the legal and record owner thereof. Pledgors hereby irrevocably constitute and appoint Secured Party as the proxy and attorney-in-fact of Pledgors, with full power of substitution to exercise any of the rights provided in the preceding sentence; provided that Secured Party shall not have any duty to exercise any such right or to preserve the same and shall not be liable for any failure to do so or for any delay in doing so. Any sale shall be made at a public or private sale at Secured Party's offices or elsewhere to be named in the notice of sale, either for cash or upon credit or for future delivery at such price as Secured Party may deem fair, and Secured Party may be the purchaser of the whole or any part of the Pledged Collateral so sold and hold the same thereafter in its own right free from any claim of Pledgors or any right of redemption, which Pledgors hereby waive to the extent permitted by applicable Law. Each sale shall be made to the highest bidder, but Secured Party reserves the right to reject any and all bids at such sale which, in its discretion, it shall deem inadequate. Demands of performance, except as otherwise herein specifically provided for, notices of sale, advertisements and the presence of property at sale are hereby waived and any sale hereunder may be conducted by an auctioneer or any officer of agent of Secured Party.

(b) If, at the original time or times appointed for the sale of the whole or any part of the Pledged Collateral, the highest bid, if there be but one sale, shall be inadequate to discharge in full all the Guaranteed Obligations, or if the Pledged Collateral be offered for sale in lots, if at any of such sales, the highest bid for the lot offered for sale would indicate to Secured Party, in its discretion, the unlikelihood of the proceeds of the sales of the whole of the Pledged Collateral being sufficient to discharge all the Guaranteed Obligations, Secured Party may, on one or more occasions and in its discretion, postpone any of said sales by public announcement at the time of sale or the time of previous postponement of sale, and no other notice of such postponement or postponements of sale need be given, any other notice being hereby waived; provided that any sale or sales made after such postponement shall be after five (5) days' notice to Pledgors.

(c) If, at any time that Secured Party shall determine to exercise its rights to sell the whole or any part of the Pledged Collateral hereunder, such Pledged Collateral or the part thereof to be sold shall not, for any reason whatsoever, be effectively registered under the Securities Act of 1933, as amended (the "***Act***"), Secured Party may, in its discretion (subject only to applicable requirements of Law), sell such Pledged Collateral or part thereof by private sale in such manner and under such circumstances as Secured

Party may deem necessary or advisable, but subject to the other requirements of this Section 7(c), and shall not be required to effect such registration or to cause the same to be effected. Without limiting the generality of the foregoing, in any such event Secured Party in its discretion (i) may, in accordance with applicable securities Laws, proceed to make such private sale notwithstanding that a registration statement for the purpose of registering such Pledged Collateral or part thereof could be or shall have been filed under said Act (or similar statute), (ii) may approach and negotiate with a single possible purchaser to effect such sale, (iii) may restrict such sale to a purchaser who will represent and agree that such purchaser is purchasing for its own account, for investment and not with a view to the distribution or sale of such Pledged Collateral or part thereof, and (iv) may place all or any part of the Pledged Collateral with an investment banking firm for private placement, which firm shall be entitled to purchase all or any part of the Pledged Collateral for its own account. If any of the Pledged Collateral shall not be freely distributable to the public without registration under the Act (or similar statute), then Secured Party shall not be required to effect such registration or cause the same to be effected but, in its discretion (subject only to applicable requirements of Law), may require that any sale hereunder (including a sale at auction) be conducted subject to restrictions (i) as to the financial sophistication and ability of any Person permitted to bid or purchase at any such sale, (ii) as to the content of legends to be placed upon any certificates representing the Pledged Collateral sold in such sale, including restrictions on future transfer thereof, (iii) as to the representations required to be made by each Person bidding or purchasing at such sale relating to that Person's access to financial information about the issuers of the Pledged Interests and such Person's intentions as to the holding of the Pledged Collateral so sold for investment, for its own account, and not with a view of the distribution thereof, and (iv) as to such other matters as Secured Party may, in its discretion, deem reasonably necessary or appropriate in order that such sale (notwithstanding any failure so to register) may be effected in compliance with the UCC and other Laws affecting the enforcement of creditors' rights and the Act and all applicable state securities Laws.

(d) Pledgors acknowledge that, notwithstanding the legal availability of a private sale or a sale subject to the restrictions described above in paragraph (c), Secured Party may, in its discretion, elect to register any or all the Pledged Collateral under the Act (or any applicable state securities Law). Guarantors, however, recognize that Secured Party may be unable to effect a public sale of any or all the Pledged Collateral and may be compelled to resort to one or more private sales thereof. Guarantors also acknowledge that any such private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agree that any such private sale shall be deemed to have been made in a commercially reasonable manner. Secured Party shall be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit the issuers of the Pledged Interests to register such securities for public sale under the Act, or under applicable state securities Laws, even if they would agree to do so.

(e) The Related Parties agree that following the occurrence and during the continuation of an Event of Default they will not at any time plead, claim or take the benefit of any appraisal, valuation, stay, extension, moratorium or redemption Law now

or hereafter in force in order to prevent or delay the enforcement of this Agreement, or the absolute sale of the whole or any part of the Pledged Collateral or the possession thereof by any purchaser at any sale hereunder, and the Related Parties waive the benefit of all such Laws to the extent they lawfully may do so. The Related Parties agree that they will not interfere with any right, power and remedy of Secured Party provided for in this Agreement or now or hereafter existing at Law or in equity or otherwise, or the exercise or beginning of the exercise by Secured Party of any one or more of such rights, powers, or remedies. No failure or delay on the part of Secured Party to exercise any such right, power or remedy and no notice or demand which may be given to or made upon the Related Parties by Secured Party with respect to any such remedies shall operate as a waiver thereof, or limit or impair Secured Party's right to take any action or to exercise any power or remedy hereunder, without notice or demand, or prejudice its rights as against the Related Parties in any respect. The Related Parties waive all claims, damages and demands against Secured Party arising out of the repossession, retention or sale of the Pledged Collateral.

(f) Pledgors will pay all Taxes, assessments and charges levied, assessed or imposed upon the Pledged Collateral before the same become delinquent or become Liens upon any of such Pledged Collateral.

8. APPLICATION OF PROCEEDS. Subject to the Royalty and Net Proceeds Agreement, any cash held by Secured Party as Pledged Collateral and all cash proceeds received by Secured Party in respect of any sale of, liquidation of, or other realization upon all or any part of the Pledged Collateral shall be applied or distributed by Secured Party as follows:

(a) first, to Secured Party in an amount sufficient to pay in full the reasonable expenses of Secured Party in connection with such sale, disposition or other realization, including all expenses, liabilities and advances reasonably incurred or made by Secured Party in connection therewith, including, without limitation, reasonable attorneys' fees;

(b) second, to the payment of accrued but unpaid interest, fees and prepayment premiums, if any, on the Guaranteed Obligations under the Transaction Documents;

(c) third, to the payment of unpaid principal of the Guaranteed Obligations under the Transaction Documents; and

(d) finally, to the payment to the appropriate Pledgor, its successors and assigns, or as a court of competent jurisdiction may direct, of any surplus remaining therefrom.

9. POWER OF ATTORNEY. Each Related Party appoints Secured Party, or any other Person whom Secured Party may designate, as such Related Party's attorney, with power, upon the occurrence and during the continuance of a Default or an Event of Default, to endorse such Related Party's name on any checks, notes, acceptances, money orders, drafts or other form of payment or security representing a portion of the Pledged Collateral that may come into Secured Party's possession and to do all things reasonably necessary to carry out the terms of

this Agreement. Each Related Party ratifies and approves all such acts of such attorney. Neither Secured Party nor any other Person designated by Secured Party as attorney hereunder will be liable for any acts or omissions, nor for any errors of judgment or mistakes of fact or Law except for those resulting from the gross negligence or willful misconduct of such Person. This power, coupled with an interest, is irrevocable until the Guaranteed Obligations have been paid in full.

10. SECURED PARTY'S RIGHT TO TAKE ACTION. In the event that any Pledgor fails or refuses promptly to perform any of its obligations set forth herein, including, without limitation, the obligation pursuant to 6(e) hereof to pay Taxes, assessments and other charges levied, assessed or imposed on the Pledged Collateral, or otherwise fails or refuses to pay any amount necessary for the preservation and protection of the Pledged Collateral, Secured Party shall have the right, without obligation, to do all things it deems necessary or advisable to discharge the same (including, without limitation, to pay any such Taxes, assessments, charges or other sums, together with interest and penalties thereon) and any sums paid by Secured Party, or the cost thereof, including, without limitation, actual and reasonable attorneys' fees, shall be reimbursed by Pledgors to Secured Party on demand and, until so reimbursed, shall bear interest at the Default Rate.

11. REINSTATEMENT. This Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against any Related Party for liquidation or reorganization, should any Related Party become insolvent or make an assignment for the benefit of creditors, or should a receiver or trustee be appointed for all or any significant part of the assets of any Related Party, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Guaranteed Obligations, or any part thereof, is, pursuant to applicable Law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Guaranteed Obligations, whether as a "voidable preference," "fraudulent conveyance," "fraudulent transfer" or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Guaranteed Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

12. INDEMNITY.

(a) The Related Parties shall jointly and severally indemnify and hold Secured Party, its Affiliates, and their respective officers, directors, employees, attorneys and agents (each, an "***Indemnified Person***"), harmless from and against any and all suits, actions, costs, fines, deficiencies, penalties, proceedings, claims, damages, losses, liabilities and expenses (including reasonable attorneys' fees and disbursements and other costs of investigations or defense, including those incurred upon any appeal) (each, a "***Claim***") which may be instituted or asserted against or incurred by such Indemnified Person as the result of or arising in connection with this Agreement, including any and all Taxes payable in connection with the delivery or registration of any of the Pledged Collateral as provided herein and any litigation, proceeding or investigation brought under any federal or state securities Laws with respect to any matter provided herein, and regardless of whether the Indemnified Person is a party to such Claim.

(b) The provisions of Section 7(a) shall not affect, modify, supersede or limit a Party's rights or obligations under the indemnification provisions in the Loan Agreement or any other Transaction Document, and the indemnification provisions in any other Transaction Document shall not affect, modify, supersede or limit a Party's rights or obligations under Section 7(a).

13. LIMIT OF LIABILITY. Each Guarantor shall be liable under this Agreement only for amounts aggregating up to the largest amount that would not render its obligations hereunder subject to avoidance under Section 548 of the United States Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act, and each other similar federal or state Law.

14. FEES AND EXPENSES. The Related Parties shall jointly and severally pay on demand all reasonable costs and expenses (including all actual and reasonable fees and expenses of counsel) of Secured Party in connection with this Agreement and the transactions contemplated hereby, including: (i) any amendment, modification or waiver of, or consent with respect to this Agreement or advice in connection with its rights hereunder; (ii) any litigation, contest, dispute, suit, proceeding or action (whether instituted by Secured Party, the Related Parties or any other Person) in any way relating to the Pledged Collateral, this Agreement or any other Financing Documents, whether as party, witness, or otherwise, including any litigation, contest, dispute, suit, case, proceeding or action, and any appeal or review thereof, in connection with a case commenced by or against the Related Parties, including any litigation, contest, dispute, suit, case, proceeding or action (and any appeal or review) in connection with a case under the Bankruptcy Code, or any other applicable federal, state or foreign bankruptcy or similar insolvency Law; (iii) any attempt to enforce any rights of Secured Party against the Related Parties; (iv) any effort to verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of the Pledged Collateral; and (v) any Event of Default and any enforcement or collection proceedings resulting therefrom or any amendment, modification or waiver of, or consent with respect to, this Agreement in connection with any Event of Default; provided, however, that, in the case of any litigation of the kind described in clause (ii) above initiated by Secured Party against the Related Parties, if a judicial determination is entered against Secured Party and in favor of the Related Parties on every count of the complaint in such litigation, and such judicial determination is upheld on any appeal, then the Related Parties shall not be required to pay Secured Party's costs and expenses in connection with such litigation.

15. TERMINATION OF THE LOAN AGREEMENT. No termination or cancellation (regardless of cause or procedure) of the Loan Agreement shall in any way affect or impair the powers, obligations, duties, rights and liabilities of the Parties in any way with respect to (i) any transaction or event occurring prior to such termination or cancellation, (ii) the Pledged Collateral, or (iii) any of the Related Parties' undertakings, agreements, covenants, warranties and representations contained in this Agreement and all such undertakings, agreements, covenants, warranties and representations shall survive such termination.

16. RETURN OF PLEDGED COLLATERAL. Upon full payment of the Deferred Payment and any and all Default Interest and costs of collection as provided in the Loan Agreement, Pledgor shall be entitled to the return, upon its request and its expense, of such of the Pledged Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof.

17. INCORPORATION BY REFERENCE. The following provisions of the Purchase Agreement are hereby incorporated by reference into this Agreement (except that references therein to the Purchase Agreement shall be deemed to be references to this Agreement): Section 1.2 (Interpretation); Section 10.2 (Waiver); Section 10.5 (Remedy); Section 10.6 (Cooperation); Section 10.9 (No Third-Party Beneficiaries); Section 10.10 (Successors and Assigns); Section 10.11 (Severability); Section 10.12 (Counterparts); Section 10.13 (Governing Law); and Section 10.14 (No Strict Construction).

18. CERTAIN DEFINITIONS. Except as otherwise defined herein, capitalized terms shall have the meanings set forth in the Loan Agreement or the Purchase Agreement, as applicable.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

RAA HOLDINGS S.A., a Cayman Islands corporation, as Pledgor

By:____________________________
Name:__________________________
Title:___________________________

COPPER HOLDINGS INTERNATIONAL, LLC, a Delaware limited liability company, as Pledgor and Guarantor

By:____________________________
Name:__________________________
Title:___________________________

MINERA AGUA RICA, LLC, a Delaware limited liability company, as Guarantor

By:____________________________
Name:__________________________
Title:___________________________

BHP MINERALS INTERNATIONAL EXPLORATION, INC., a Delaware corporation, as Secured Party

By:____________________________
Name:__________________________
Title:___________________________

Exhibit C

FORM OF PROMISSORY NOTE

$9,000,000.00 **Houston, Texas** **[•], 2003**

FOR VALUE RECEIVED, RAA HOLDINGS, S.A., a Cayman Islands corporation ("***Maker***"), promises to pay to BHP MINERALS INTERNATIONAL EXPLORATION INC., a Delaware corporation ("***Payee***"), at [•], or at such other place as Payee may from time to time designate in writing, the principal sum of Nine Million Dollars ($9,000,000.00), which amount and any Default Interest shall be paid in accordance with the Loan Agreement (as defined below).

The rights, powers and remedies provided to Payee herein are cumulative and not exclusive of any right, power or remedy provided at law or in equity, and Payee may enforce any one or more remedies hereunder successively or concurrently, at its option. No delay or failure on the part of Payee to exercise any right or remedy accruing to Payee hereunder, upon any default or breach by Maker of any term or provision hereof, shall be held to be an abandonment thereof. No delay on the part of Payee in exercising any of its rights or remedies shall preclude Payee from the exercise thereof at any time during the continuance of any default or breach. No waiver of a single default or breach shall be deemed a waiver of any subsequent default or breach. All waivers under this Note must be in writing signed by the party entitled to enforce the right waived. All amendments to this Note must be in writing and signed by both Maker and Payee.

This Note shall be deemed to be made in and in any and all respects shall be governed by, and construed in accordance with, the laws of the State of Delaware (without regard to principles of conflict of laws).

This Note is the Note referred to in and subject to and is issued pursuant to the terms of the Loan Agreement, dated [•], among Maker, Payee, Copper Holdings International, LLC, Minera Agua Rica, LLC and Northern Orion Explorations Ltd. (the "***Loan Agreement***").

Terms used, but not defined, herein shall have the meanings set forth in the Loan Agreement.

RAA HOLDINGS, S.A.

By: ______________________________

Name:

Title:

BCSC

British Columbia Securities Commission

Corporate Finance
SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

NORTHERN ORION RESOURCES INC.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Manitoba, Ontario, Quebec, Nova Scotia,** have been issued for a preliminary of the above issuer dated July 02, 2003.

DATED at Vancouver, British Columbia on July 03, 2003.

Larry Wilkins

Larry Wilkins, C.A.
Manager
Corporate Finance Branch

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 555136

g:\corpfin\omm:555136P1

Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-1769

NUMÉRO DE PROJET SÉDAR: 555136

VISA DE PROSPECTUS PROVISOIRE

Northern Orion Resources Inc.

Nom de l'émetteur

En application de l'article 20 de la Loi sur les valeurs mobilières, le visa est octroyé à votre prospectus provisoire du 2 juillet 2003.

Le 3 juillet 2003
Date du visa

(s) Marie-Christine Barrette
Marie-Christine Barrette
La chef du Service du financement des sociétés

/ir

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

TORYS LLP

NEW YORK TORONTO

Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

TEL 416.865.0040
FAX 416.865.7380

www.torys.com

Mary E. Thomas Nagel
Law Clerk
TEL 416.865.8106
mthomasnagel@torys.com

July 11, 2003

DELIVERED VIA SEDAR

ALL CANADIAN SECURITIES REGULATORY AUTHORITIES

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

Re: Acquisition of special warrants of Northern Orion Resources Inc. by *Amaranth Fund L.P.*

We are today filing a press release and early warning report on behalf of our clients Amaranth Fund L.P. ("Amaranth") and Amaranth Advisors L.L.C. (the "Advisor") pursuant to section 101 of the Securities Act (Ontario).

It is our understanding that this filing will satisfy the filing obligations of both Amaranth and the Advisor.

Yours very truly

"Mary E. Thomas Nagel"

Mary E. Thomas Nagel
Law Clerk

METN/nlg
cc: Philil Panet, *Torys LLP*

PRESS RELEASE

Greenwich, Connecticut (July 11, 2003)

Amaranth Fund L.P. ("Amaranth") announced that it acquired ownership of 23,076,923 special warrants (the "Special Warrants") of Northern Orion Resources Inc. ("Northern Orion") pursuant to a private placement agreement with Northern Orion on May 29, 2003 at a price of $0.13 per Special Warrant. Each Special Warrant is exercisable to acquire one common share and one half of a common share purchase warrant of Northern Orion. The Special Warrants acquired by Amaranth represent approximately 13.2% of the common shares of Northern Orion, assuming Amaranth exercises only its Special Warrants and the warrants underlying those Special Warrants and that no other Special Warrants are exercised. As advisor to Amaranth, Amaranth Advisors L.L.C. (of the same address) acquired control or direction over those securities.

Upon the exercise by holders of all outstanding Special Warrants (and the warrants received upon exercise thereof) into common shares, the Special Warrants acquired by Amaranth would represent 2.3% of the common shares of Northern Orion.

Amaranth holds the Special Warrants for investment purposes only, and not for the purpose of influencing the control or direction of Northern Orion. Amaranth may, subject to market conditions and other relevant factors, make additional investments in or dispositions of securities of Northern Orion (including the Special Warrants and the common shares and warrants of Northern Orion underlying the Special Warrants) in the future.

Amaranth Fund L.P.
c/o MQ Services Ltd.
Chancery Hall
52 Reid Street
Hamilton, Bermuda
HM 12

REPORT PURSUANT TO
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

1. Name and address of the offeror:

Amaranth Fund L.P. ("Amaranth")
c/o MQ Services Ltd.
Chancery Hall
52 Reid Street
Hamilton, Bermuda
HM 12

Amaranth Advisors L.L.C.
One American Lane
Greenwich, Connecticut
06831

2. Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Amaranth acquired ownership of 23,076,923 special warrants (the "Special Warrants") of Northern Orion Resources Inc. ("Northern Orion") pursuant to a private placement agreement with Northern Orion on May 29, 2003. Each Special Warrant is exercisable to acquire one common share and one half of a common share purchase warrant of Northern Orion. The Special Warrants acquired by Amaranth represent approximately 13.2% of the common shares of Northern Orion, assuming Amaranth exercises only its Special Warrants and the warrants underlying those Special Warrants and that no other Special Warrants are exercised. As advisor to Amaranth, Amaranth Advisors L.L.C. acquired control or direction over those securities.

Upon the exercise by holders of all outstanding Special Warrants (and the warrants received upon exercise thereof) into common shares, the Special Warrants acquired by Amaranth would represent 2.3% of the common shares of Northern Orion.

3. Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

See item 2 above.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3, above, over which:**

a) **the Offeror, either alone or together with any joint actors, has ownership and control;**

See item 2 above.

b) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and**

Not applicable.

c) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Not applicable.

5. **The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:**

The Special Warrants were acquired in a private placement financing by Northern Orion.

6. **Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

Amaranth holds the Special Warrants for investment purposes only, and not for the purpose of influencing the control or direction of Northern Orion. Amaranth may, subject to market conditions and other relevant factors, make additional investments in or dispositions of securities of Northern Orion (including the Special Warrants and the common shares and warrants of Northern Orion underlying the Special Warrants) in the future.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

See item 2 above.

8. **Names of any joint actors in connection with the disclosure required herein:**

Not applicable.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

Amaranth purchased each Special Warrant at a price of $0.13 per Special Warrant.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

Dated the 9th day of July, 2003.

AMARANTH FUND L.P.

"Nicholas J. Hoskins"
Name: Nicholas J. Hoskins
Title: Director of the General Partner

AMARANTH ADVISORS L.L.C.

"Charles H. Winkler"
Name: Charles H. Winkler
Title: Chief Operating Officer
Amaranth Advisors L.L.C.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **Northern Orion Resources Inc.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **July 16, 2003** of **148,148 shares** of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this **21st** day of **July, 2003**.

NORTHERN ORION RESOURCES INC.

"David Cohen"

By: ________________________________
David Cohen, Director

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites.

Les titres émis aux termes des présentes n'ont pas été ni ne seront enregistrés aux termes de la **Securities Act of 1933** ***des États-Unis, en sa version modifiée, (la*** **Securities Act*****), ou aux termes des lois sur les valeurs mobilière d'un État des États-Unis et, sous réserve de certaines exemptions, ne peuvent être offerts ou vendus aux États-Unis. Voir «Mode de placement».***

PROSPECTUS

Nouvelle émission — Le 25 juillet 2003

NORTHERN ORION RESOURCES INC.
(société d'exploration)

Suite 250, 1075 West Georgia Street
Vancouver, B.C. V6E 3C9
(604) 689-9663

105 352 403,13$

81 040310 actions ordinaires et
40 520155 bons de souscription d'actions ordinaires pouvant être émis à l'exercice de
810 403 101 bons de souscription spéciaux préalablement émis

Le présent prospectus (le *prospectus*) vise le placement de 81 040 310 actions ordinaires (les *actions ordinaires*) et de 40 520 155 bons de souscription d'actions ordinaires (les *bons de souscription*) de Northern Orion Resources Inc. (l'*émetteur*) pouvant être émis à l'exercice ou à l'exercice réputé de 810 403 101 bons de souscription spéciaux préalablement émis (les *bons de souscription spéciaux*) de l'émetteur. L'émetteur a préalablement distribué les bons de souscription spéciaux au moyen d'un placement privé (le *placement privé*) conformément à un contrat de prise ferme daté du 29 mai 2003 (le *contrat de prise ferme*) entre l'émetteur et Griffiths McBurney & Partners (*GMP*), BMO Nesbitt Burns Inc. (*BMO*), La Corporation Canaccord Capital, Valeurs mobilières Pacific International Inc., Valeurs mobilières Orion Inc., Salman Partners Inc. et McFarlane Gordon Inc. (collectivement, les *preneurs fermes*) au prix de 0,13 $ chaque bon de souscription spécial le 29 mai 2003 (la *première clôture*), le 12 juin 2003 (la *deuxième clôture*) et le 20 juin 2003 (la *troisième clôture*).

	Prix d'offre	Rémunération des preneurs fermes(1)	Produit net revenant à l'émetteur(2)
Par bon de souscription spécial :	0,13 $	0,0065 $	0,1235 $
Total :	105 352 403 $	5 267 620,15 $	100 084 782,85 $

(1) Dans le cadre du placement privé, l'émetteur a convenu de verser aux preneurs fermes (au sens des présentes), pour les services qu'ils ont rendus, des honoraires (la *rémunération des preneurs fermes*) de 5 267 760,15 $, soit 5 % du produit brut du placement privé, plus l'intérêt cumulé sur cette somme pendant sa détention en mains tierces aux termes de l'acte relatif aux bons de souscription spéciaux comme il est décrit aux présentes. À l'exercice ou à l'exercice réputé des bons de souscription spéciaux, aucune rémunération ou commission supplémentaire ne sera payable aux preneurs fermes relativement à l'émission des actions ordinaires et des bons de souscription. Voir « Mode de placement ».

(2) Déduction faite de la rémunération des preneurs fermes, mais avant la déduction des frais liés au placement privé, estimés à 1 881 000 $.

Les bons de souscription spéciaux ont été préalablement distribués aux termes de dispenses d'établissement de prospectus dont on peut se prévaloir en vertu de la législation en valeurs mobilières applicable de la Colombie-Britannique, de l'Alberta, du Manitoba, de l'Ontario, du Québec et de la Nouvelle-Écosse (les *territoires admissibles*). Les bons de souscription spéciaux ont été également placés auprès de résidents des États-Unis conformément aux dispenses des exigences en matière d'inscription de la Securities Act. Compte tenu du regroupement du capital-actions de l'émetteur à raison de dix anciennes actions pour une nouvelle action, qui a pris effet le 16 juin 2003 (le *regroupement*), chaque groupe de dix bons de souscription spéciaux autorise son porteur à recevoir, sans payer une contrepartie supplémentaire, une action ordinaire et un demi-bon de souscription à tout moment avant le 30 septembre 2003 ou à l'exercice réputé des bons de souscription spéciaux à la date d'expiration (définie ci-après). Chaque bon de souscription entier autorise son porteur à acquérir une action ordinaire du capital de l'émetteur (une *action sous-jacente*) au prix de 2,00 $ par bon de souscription, et ce, jusqu'à 16 h (heure de Vancouver) le 29 mai 2008. Les bons de souscription spéciaux et les bons de souscription sont assujettis aux dispositions d'usage « antidilution ».

Si un prospectus définitif (le *prospectus définitif*) visant le placement d'actions ordinaires et de bons de souscription n'a pas été déposé et qu'un visa correspondant n'a pas été délivré par chacune des autorités en valeurs mobilières des territoires admissibles au plus tard à 17 h (heure de Toronto) le 29 août 2003 (l'*échéance relative aux visas*), chaque porteur de bons de souscription spéciaux sera autorisé à recevoir 1,1 action ordinaire et 0,55 bon de souscription pour chaque groupe de dix bons de souscription spéciaux exercé par la suite, sans que ce porteur n'ait à payer de contrepartie supplémentaire. Si le prospectus définitif n'a pas été déposé et qu'un visa correspondant n'a pas été délivré par chacune des autorités en valeurs mobilières des territoires admissibles au plus tard à l'échéance relative aux visas, la Société continuera tout de même d'être tenue de faire de son mieux pour déposer le prospectus définitif et obtenir les visas correspondants jusqu'à 17 h (heure de Toronto) à la date d'expiration. Le cas échéant, le présent prospectus visera également le placement d'actions sous-jacentes spéciales et de bons de souscription supplémentaires pouvant être émis.

Le prix des bons de souscription spéciaux a été établi par voie de négociation entre l'émetteur et les preneurs fermes. Voir «Mode de placement - Contrat de prise ferme, acte relatif aux bons de souscription spéciaux et acte relatif aux bons de souscription ». Un placement dans les titres visés par le placement aux termes du présent prospectus comporte certains risques et les investisseurs devraient considérer ce placement spéculatif. Voir « Facteurs de risque ».

L'émetteur a octroyé à Endeavour Mining Capital Corp. (*Endeavour Mining*) une option (l'*option à Endeavour Mining*) qui autorise cette dernière à acquérir, sans paiement d'une contrepartie supplémentaire, une option de conversion (l'*option de conversion*) et un bon de souscription (le *bon de souscription visant les frais de prolongation*). L'option à Endeavour Mining peut être levée à tout moment et sera réputée levée par Endeavour Mining, sans action de sa part, à la première des éventualités suivantes à survenir : (i) l'échéance relative aux visas; ou (ii) le troisième jour ouvrable suivant l'échéance relative aux visas. Voir «Mode de placement». Le présent prospectus visera également la distribution de l'option de conversion et du bon de souscription visant les frais de prolongation.

Les actions ordinaires en circulation de l'émetteur sont inscrites et affichées aux fins de négociation à la cote de la Bourse de Toronto (la *TSX*) sous le symbole NNO. Le 30 juin 2003, dernier jour de bourse au cours duquel les actions ordinaires ont été négociées avant la date du présent prospectus, le cours de clôture des actions ordinaires s'établissait à 1,48 $. Voir « Ventes antérieures et renseignements sur les opérations». **À l'heure actuelle, il n'existe aucun marché pour la négociation de bons de souscription spéciaux ou des bons de souscription, de sorte qu'il peut être impossible pour les souscripteurs de les revendre.** La TSX a approuvé conditionnellement l'inscription à sa cote des actions ordinaires et des bons de souscription distribués aux termes du présent prospectus, des actions sous-jacentes pouvant être émises à l'exercice des bons de souscription et des actions ordinaires pouvant être émises à la levée de l'option de conversion ou du bon de souscription visant

les frais de prolongation. L'inscription à la cote de la TSX est conditionnelle, d'une part, à ce que l'émetteur remplisse toutes les exigences de la TSX en matière d'inscription et, d'autre part, dans le cas de l'inscription des bons de souscription, au placement des bons de souscription auprès d'un nombre minimal de porteurs de titres du public.

Les certificats définitifs attestant les actions ordinaires et les bons de souscription pouvant être émis à l'exercice ou à l'exercice réputé des bons de souscription spéciaux seront remis à l'exercice ou à l'exercice réputé de ces derniers.

Certaines questions d'ordre juridique concernant le placement seront examinées par Stikeman Elliott S.E.N.C.R.L., s.r.l. et Perkins Coie LLP pour le compte de l'émetteur et par Cassels Brock & Blackwell LLP et Dorsey & Whitney LLP pour le compte des preneurs fermes.

TABLE DES MATIÈRES

DEVISES ET TAUX DE CHANGE

Dans le présent prospectus, le numéraire est exprimé en dollars canadiens et en dollars américains. À moins d'indication contraire, les montants en dollars renvoient aux dollars canadiens et lorsqu'il s'agit de dollars américains, les expressions *dollars américains* ou *$ US* sont utilisées.

Les états financiers de l'émetteur sont publiés en dollars canadiens. Les états financiers de Minera Alumbrera Limited (*MAA*) (dans laquelle l'émetteur a acquis une participation indirecte de 12,5 % à la réalisation de l'acquisition d'Alumbrera) sont publiés en dollars américains.

Le tableau qui suit présente le plafond, le plancher, la moyenne et le taux de clôture des taux de change de dollars américains en dollars canadiens pour les trois exercices terminés le 31 décembre 2002. Il s'agit des taux affichés par la Banque du Canada :

	Exercice terminé le 31 décembre		
	2002	**2001**	**2000**
Clôture	1,58 $	1,59 $	1,50 $
Plafond	1,61 $	1,60 $	1,56 $
Plancher	1,51 $	1,49 $	1,43 $
Moyenne(1)	1,57 $	1,55 $	1,48 $

(1) *Moyenne des taux de change quotidiens à midi pour chaque période.*

Le 24 juillet 2003, le taux de change à midi affiché par la Banque du Canada était de 1,00 $ US = 1,3962 $ CA.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Le présent prospectus contient des *énoncés prospectifs*. Les énoncés prospectifs comprennent, notamment, des énoncés à l'égard de l'estimation des ressources et des réserves minérales, de la matérialisation des estimations relatives aux réserves minérales, de la valeur de la production estimative future et du moment où elle sera exploitée, des coûts de production, des dépenses en immobilisations, du succès que connaîtront les activités minières, des risques environnementaux, des frais de réclamation imprévus, des litiges rattachés à des titres ou des claims ainsi que des limitations concernant les risques assurés. Dans certains cas, les énoncés prospectifs se caractérisent par l'emploi d'expressions et de termes tels que *planifier, avoir l'intention, ne pas avoir l'intention, s'attendre à, devrait, budget, prévu, estimer, prévoir, anticiper, ne pas anticiper* ou *croire,* ou par des variantes de ces termes ou de ces expressions ou de ces énoncés qui laissent croire que certaines mesures, certains événements ou certains résultats *peuvent, pourraient, devraient* ou *seront prises, surviendront* ou *seront atteints.* Les énoncés prospectifs comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats réels, le rendement ou les réalisations de l'émetteur diffèrent considérablement des résultats futurs, du rendement ou des réalisations dont il est question, de façon explicite ou implicite, dans les énoncés prospectifs. Ces facteurs comprennent, notamment, les risques liés aux opérations internationales; les risques liés aux opérations de coentreprise; les résultats réels des activités d'exploration courantes; les changements au chapitre des paramètres de projet au fur et à mesure que les projets sont parachevés; les prix futurs de l'or et du cuivre; les fluctuations possibles quant aux réserves de minerai, à la teneur du minerai traité et au taux de récupération; les accidents; les conflits de travail et les autres risques que présente le secteur minier; les retards dans l'obtention d'approbations gouvernementales ou dans l'obtention de financement; ou les retards dans la mise en œuvre d'activités de mise en valeur ou de construction, ainsi que les facteurs dont il est question à la rubrique « Facteurs de risque ». Bien que l'émetteur ait tenté de déterminer les facteurs importants qui pourraient faire en sorte que les mesures, les événements ou les résultats réels diffèrent considérablement de ceux qui sont décrits dans les énoncés prospectifs,

d'autres facteurs peuvent empêcher d'anticiper, d'estimer ou de prévoir d'autres mesures, événements ou résultats. Rien ne garantit que les énoncés prospectifs s'avéreront exacts, puisque les résultats réels et les événements futurs pourraient différer considérablement de ce que prévoient ces énoncés prospectifs. Par conséquent, les lecteurs ne devraient pas se fier indûment aux énoncés prospectifs.

Mise en garde adressée aux investisseurs américains concernant l'estimation des ressource mesurées, indiquées et présumées.

Le présent prospectus utilise les termes **ressources mesurées**, **ressources indiquées** *et* **ressources présumées**. *Nous tenons à informer les investisseurs américains que, bien que ces termes soient reconnus et exigés par la réglementation canadienne, la Securities and Exchange Commission des États-Unis (la* SEC*) ne les reconnaît pas. L'existence des* **ressources présumées**, *de même que la faisabilité, sur les plans économique et juridique, de leur extraction, présentent un degré élevé d'incertitude. On ne peut présumer que les ressources présumées passeront un jour en totalité ou en partie dans une catégorie supérieure. Selon les règles canadiennes, l'estimation des ressources présumées ne peut former la base d'une étude de faisabilité ou d'une autre étude économique. Les investisseurs américains ne doivent pas présumer que les ressources mesurées ou indiquées seront un jour totalement ou partiellement transformées en réserve. Les investisseurs américains ne doivent pas non plus présumer de l'existence de la totalité ou d'une partie des ressources minérales présumées ni de la possibilité, sur les plans économique ou juridique, de les extraire.*

SOMMAIRE

Le texte qui suit n'est qu'un résumé des principales caractéristiques du présent placement et il devrait être lu conjointement avec les renseignements plus détaillés ainsi que les états financiers et les données financières figurant ailleurs dans le présent prospectus.

L'ÉMETTEUR

L'émetteur, Northern Orion Resources Inc., participe à l'exploration et à la mise en valeur de métaux précieux et de base par l'intermédiaire de filiales et de succursales étrangères directes ou indirectes. Le principal projet de l'émetteur est sa participation dans la mine Alumbrera (définie aux présentes). L'émetteur est aussi propriétaire du projet cuprifère Agua Rica dans la province de Catamarca, en Argentine (le *projet Agua Rica*) et détient une participation indirecte de 85 % dans le projet San Jorge, propriété aurifère et cuprifère près de Mendoza, en Argentine (le *projet San Jorge*), ainsi qu'une participation indivise de 50 % dans le projet Mantua, projet aurifère et cuprifère à Cuba (le *projet Mantua*), participation qui a été octroyée sous options à un tiers. Voir « Structure organisationnelle de l'émetteur » et « Participations de l'émetteur dans les propriétés minérales ». À moins que le contexte n'exige une interprétation contraire, tous les renvois dans le présent prospectus à l'*émetteur* comprennent l'émetteur et ses filiales.

ACQUISITION D'ALUMBRERA

En vertu d'un contrat d'achat daté du 2 avril 2003, l'émetteur et Wheaton River Minerals Ltd. (*Wheaton*) ont convenu d'acquérir une participation de 25 % dans la mine aurifère et cuprifère Bajo de la Alumbrera située dans la province de Catamarca, en Argentine (la *mine Alumbrera*) de Rio Algom Limited (*Rio Algom*), une filiale de BHP Billiton (l'*acquisition d'Alumbrera*). À la clôture de l'opération, qui a eu lieu le 24 juin 2003, l'émetteur et Wheaton ont acquis chacun une participation indirecte de 12,5 % dans la mine Alumbrera. La participation de l'émetteur dans la mine Alumbrera est son principal projet. Voir « Acquisition d'Alumbrera ».

LE PLACEMENT

Placement privé :	Le présent prospectus vise le placement de 81 040 310 actions ordinaires et de 40 520 155 bons de souscription pouvant être émis à l'exercice ou à l'exercice réputé de 810 403 101 bons de souscription spéciaux préalablement vendus et émis à la première, deuxième et troisième clôture du placement privé. Voir « Mode de placement ».
Bons de souscription spéciaux :	Aux termes de l'acte relatif aux bons de souscription spéciaux daté du 29 mai 2003, en sa version modifiée datée du 20 juin 2003 (l'*acte relatif aux bons de souscription spéciaux*), établi entre l'émetteur, le fiduciaire, GMP et BMO, chaque groupe de dix bons de souscription spéciaux autorise son porteur à recevoir, à son exercice ou à son exercice réputé, sans payer une contrepartie supplémentaire, une action ordinaire et un demi-bon de souscription. Chaque bon de souscription spécial peut être exercé par son porteur à tout moment jusqu'à la date d'expiration (définie aux présentes). Si un visa définitif (défini aux présentes) n'est pas octroyé pour le présent prospectus au plus tard à l'échéance relative aux visas, chaque bon de souscription spécial qui n'a pas été exercé à cette date pourra l'être par la suite à raison de dix bons de souscription spéciaux en échange de 1,1 action ordinaire (au lieu d'une action ordinaire) et de 0,55 bon de souscription (au lieu de 0,5 bon de souscription), et le

placement de ces titres supplémentaires sera également visé par le présent prospectus. Voir « Mode de placement ».

Bons de souscription :

Aux termes de l'acte relatif aux bons de souscription (l'*acte relatif aux bons de souscription*) daté du 29 mai 2003 et conclu entre l'émetteur et le fiduciaire en tant qu'agent des bons de souscription, chaque bon de souscription entier autorisera son porteur à acheter une action sous-jacente au prix de 2,00 $ à tout moment avant 16 h (heure de Vancouver) le 29 mai 2008 (ce prix d'exercice tient compte du regroupement).

Option de conversion et bon de souscription visant les frais de prolongation :

Le présent prospectus vise également le placement de l'option de conversion et du bon de souscription visant les frais de prolongation pouvant être émis à Endeavour Mining à la levée de l'option à Endeavour Mining. Voir « Mode de placement ».

Emploi du produit :

Le produit net du placement privé s'est établi à 98 203 783 $, déduction faite de la rémunération des preneurs fermes s'élevant à 5 267 620,15 $ et des frais estimatifs liés au placement privé (notamment les frais des preneurs fermes) s'établissant à 1 881 000 $. L'émetteur a employé et entend employer le produit net de la manière suivante :

		$ US	**$ CA**[1]
a)	Acquisition d'Alumbrera :	60 260 000 $	81 953 600 $
b)	Frais de l'acquisition d'Alumbrera, notamment le paiement des honoraires des conseillers financiers :	4 465 000 $[2]	6 072 400 $
c)	Remboursement de la dette :	2 000 000 $	2 720 000 $
d)	Fonds de roulement général[3] :	5 484 000 $	7 458 000 $
TOTAL		**72 209 000 $**	**98 204 000 $**

(1) Taux de conversion : 1,00 $ US = 1,36 $ CA.

(2) Voir « Acquisition d'Alumbrera - Honoraires des conseillers financiers ».

(3) Majoré de l'intérêt cumulé et des gains de taux de change.

Voir « Emploi du produit ».

Facteurs de risque :

Un placement dans les bons de souscription spéciaux et dans les titres de l'émetteur visés par le placement aux termes du présent prospectus comporte certains risques importants et les investisseurs devraient considérer ce placement comme étant spéculatif. Pour évaluer ces titres, les investisseurs devraient examiner attentivement plusieurs facteurs de risque, notamment :

- risques d'exploration, de mise en valeur et d'exploitation
- risques liés à l'assurance et risques non assurés
- risques et dangers pour l'environnement
- risques environnementaux liés à mine Alumbrera
- permis
- infrastructure
- risques d'interruption des activités à la mine Alumbrera
- incertitude quant à l'estimation des réserves de minerai et des ressources minérales
- incertitude relativement aux ressources minérales présumées
- besoin en réserves supplémentaires
- titre foncier
- concurrence
- capitaux supplémentaires
- prix des produits de base
- risques liés aux opérations de couverture sur les produits de base
- risques liés aux taux de change
- réglementation gouvernementale
- activités à l'étranger
- questions relatives au travail et à l'emploi
- instabilité politique et économique en Argentine
- filiales étrangères
- stratégie d'acquisition
- activités de l'émetteur après l'acquisition
- risques liés à la co-entreprise
- cours des actions ordinaires sur le marché
- lois antitrust de l'Argentine

Voir « Facteurs de risque ».

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES

Les principales données financières consolidées suivantes sont tirées des états financiers consolidés de l'émetteur et des notes complémentaires, ainsi que du rapport de gestion qui figurent ailleurs dans le présent prospectus. Ce résumé doit être lu à la lumière de ces documents et y est intégralement assujetti. Voir les rubriques « États financiers » et « Rapport de gestion ».

Toutes les données financières présentées ci-dessous sont en milliers de dollars, à l'exception des données par action :

Northern Orion Resources Inc. Principales données financières

	Trimestres terminés les 31 mars (non vérifié)		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
Pour la période :					
Perte	(1 171 $)	(468 $)	(1 992 $)	(1 285 $)	(23 804 $)
Flux de trésorerie liés aux activités d'exploitation	(195)	(353)	(2 134)	(1 600)	(669)
Flux de trésorerie liés aux activités de financement	3 782	500	2 446	1 978	2 050
Flux de trésorerie liés aux activités d'investissement	(23)	(86)	(160)	(4)	(1 682)
Nombre moyen pondéré d'actions ordinaires en circulation (en milliers)	189 045	114 148	150 263	105 835	85 331
Par action ordinaire(1) :					
Bénéfice (perte) de base	(0,01)	(0,00)	(0,01)	(0,01)	(0,28)
Bénéfice dilué (perte diluée)	(0,01)	(0,00)	(0,01)	(0,01)	(0,28)
À la fin :					
Espèces et quasi-espèces	4 103	620	539	387	13
Total de l'actif	87 895	84 278	84 217	84 018	83 071
Total du passif	25 250	32 383	24 953	32 155	52 623
Capitaux propres	62 645	51 895	59 264	51 863	30 448

(1) Les chiffres ne reflètent pas l'incidence du regroupement d'actions par l'émetteur sur une base de dix (10) contre une (1), effectif le 16 juin 2003.

Principales données financières consolidées pro forma non vérifiées

Le résumé suivant des données financières consolidées pro forma est présenté à titre d'exemple uniquement et n'est pas nécessairement représentatif des résultats d'exploitation cumulés de l'émetteur consolidé. Il est tiré des états financiers consolidés historiques de l'émetteur, des états financiers historiques de MAA et des notes complémentaires qui figurent ailleurs dans le présent prospectus; il doit être lu à la lumière de ces documents et y est intégralement assujetti. Les états financiers consolidés pro forma ont été dressés conformément aux principes comptables généralement reconnus du Canada. Voir le tableau 1 c) des états financiers consolidés pro forma non vérifiés de l'émetteur. L'émetteur utilise le dollar CA à titre de monnaie de présentation, tandis que MAA utilise le dollar US à cette fin. Toutes les données financières présentées ci-dessous sont en milliers de dollars CA, à l'exception des données par action et du nombre d'actions en circulation.

Les états consolidés pro forma des résultats non vérifiés pour l'exercice terminé le 31 décembre 2002 et pour le trimestre terminé le 31 mars 2003 supposent que l'acquisition de Alumbrera a été conclue

les 1er janvier 2002 et 2003, respectivement. Le bilan consolidé pro forma au 31 mars 2003 suppose que l'acquisition d'Alumbrera a été conclue le 31 mars 2003.

	Données pro forma pour le trimestre terminé le 31 mars 2003	**Données pro forma pour l'exercice terminé le 31 décembre 2002**
Résultats d'exploitation :		
Bénéfice net	1 377 $	18 909 $
Par action ordinaire :		
Bénéfice de base	0,01	0,20
Bénéfice dilué	0,01	0,20

	Données pro forma au 31 mars2003
Situation financière :	
Espèces et quasi-espèces	8 818 $
Actif à court terme	9 300
Total de l'actif	239 192
Passif à court terme	725
Total du passif	77 721
Capitaux propres	161 471

STRUCTURE ORGANISATIONNELLE DE L'ÉMETTEUR

DÉNOMINATION SOCIALE ET CONSTITUTION

Le 30 avril 1986, l'émetteur a été constitué sous la dénomination sociale « Northern Orion Resources Ltd. » conformément à la *Company Act* (Colombie-Britannique). Le 31 octobre 1986, l'acte constitutif de l'émetteur a été modifié afin de changer sa dénomination sociale pour la remplacer par « Northern Orion Explorations Ltd. ». Le 28 novembre 1994, l'acte constitutif de l'émetteur a été modifié afin d'augmenter son capital autorisé qui est passé de 25 000 000 à 100 000 000 d'actions ordinaires sans valeur au pair. Le 15 octobre 1997, l'acte constitutif et les statuts de l'émetteur ont été modifiés pour augmenter son capital autorisé qui est passé de 100 000 000 à 700 000 000 d'actions dont 500 000 000 d'actions ordinaires, 100 000 000 d'actions privilégiées de premier rang sans valeur au pair et 100 000 000 d'actions privilégiées de second rang sans valeur au pair.

Le 16 juin 2003, les actionnaires de l'émetteur ont approuvé, notamment, le placement privé ainsi qu'une modification de l'acte constitutif de l'émetteur visant à augmenter le nombre d'actions ordinaires autorisées à un nombre suffisant pour permettre l'émission d'actions ordinaires à l'exercice ou à l'exercice réputé des bons de souscription spéciaux et l'émission d'actions sous-jacentes à l'exercice des bons de souscription. Les actionnaires de l'émetteur ont également approuvé une résolution spéciale visant à modifier la dénomination sociale de l'émetteur pour « Northern Orion Resources Inc. », et à autoriser le regroupement. La modification de la dénomination sociale et le regroupement sont entrés en vigueur au moment du dépôt de l'acte constitutif modifié de l'émetteur auprès du British Columbia Registrar of Companies le 16 juin 2003. À moins d'indication contraire, tous les chiffres figurant aux présentes liés aux actions ordinaires, aux titres convertibles de l'émetteur et au prix d'exercice des titres convertibles de l'émetteur, notamment les bons de souscription spéciaux et les bons de souscription, tiennent compte du regroupement. Voir « Mode de placement ».

Le siège social et bureau des registres de l'émetteur est situé au 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 et ses bureaux administratifs principaux sont situés au Suite 250, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9.

LIENS INTERSOCIÉTÉS

L'émetteur exerce des activités par l'intermédiaire de filiales et de succursales étrangères directes et indirectes (les *filiales*). Le tableau suivant présente la dénomination sociale de chacune des filiales importantes de l'émetteur, son territoire de constitution ou d'organisation et le pourcentage de participation directe ou indirecte de l'émetteur dans cette filiale à la date du présent prospectus (sauf les participations dans les filiales acquises dans le cadre de l'acquisition d'Alumbrera, qui sont décrites à la rubrique « Acquisition d'Alumbrera »).


Northern Orion Resources Inc. (Colombie-Britannique)
Northern Orion Holdings SA 100 % (Îles Caïmans)
Northern Orion Argentina Holdings SA 100 % (Îles Caïmans)
Minera Mantua Inc. 100 % (Ontario)
99,2 %
GMA Holdings SA 100 % (Îles Caïmans)
RAA Holdings SA 100 % (Îles Caïmans)
Minera Cobre SA 100 % (Îles Caïmans)
0,8 %
Minera San Jorge SA (Argentine)(1)
Recursos Americanos Argentinos SA 100 % (Argentine)
Copper Holdings International LLC 100 % (Delaware)
Cobre Mantua SA 50 % (Cuba)
Agua Rica S.A.M. 100 % (Argentine)
Minera Agua Rica LLC 100 % (Delaware)
Minera Agua Rica Succursal 100 % (Argentine)

(1) La participation de l'émetteur dans Minera San Jorge est actuellement réduite par contrat à 85 %, ce qui diffère du pourcentage figurant ci-dessus. Certaines formalités n'ont pas encore été prises pour diminuer l'actionnariat de l'émetteur à 85 %.

Dans le cadre de l'acquisition d'Alumbrera, l'émetteur a acquis des participations dans plusieurs filiales supplémentaires qui ne sont pas indiquées dans le tableau ci-dessus. Voir « Acquisition d'Alumbrera ».

À moins que le contexte n'exige une interprétation contraire, tous les renvois dans le présent prospectus à l'*émetteur* comprennent l'émetteur et ses filiales.

ACTIVITÉS DE L'ÉMETTEUR

DESCRIPTION DES ACTIVITÉS

L'émetteur, Northern Orion Resources Inc., participe à l'exploration et à la mise en valeur de métaux précieux et de base par l'intermédiaire de filiales et de succursales étrangères directes ou indirectes. Le principal projet de l'émetteur est sa participation dans la mine Alumbrera. Il est aussi propriétaire du projet Agua Rica et détient une participation indirecte de 85 % dans le projet San Jorge, ainsi qu'une participation indivise de 50 % dans le projet Mantua, participation qui a été octroyée sous option à un tiers. Voir «Structure organisationnelle de l'émetteur» et « Participations de l'émetteur dans les propriétés minérales ».

Les principaux secteurs d'activités de l'émetteur se trouvent en Argentine et à Cuba. Les environnements économique et politique de ces pays sont moins stables que ceux du Canada et des États-Unis. Tout changement au niveau de la réglementation ainsi que tout écart dans les attitudes politiques de ces pays échappent au contrôle de l'émetteur et peuvent avoir une incidence négative sur ses activités. Les activités et les développements futurs peuvent être affectés à divers degrés par des facteurs comme la réglementation du gouvernement (ou les changements s'y rapportant) à l'égard de la concentration de la propriété, des restrictions sur la production, les contrôles des changes, l'impôt sur le revenu, l'expropriation, le rapatriement des bénéfices, la législation environnementale, l'utilisation des terres, l'utilisation de l'eau, les revendications territoriales et la sécurité minière. On ne peut prédire l'effet de ces facteurs avec précision. L'instabilité de la devise de l'Argentine a exposé l'émetteur à un risque accru en matière de change. Toutefois, la plupart des dépenses de l'émetteur en Argentine et à Cuba sont en dollars américains. L'émetteur réduit au minimum les risques liés au change relatifs à ses activités en maintenant la majorité de son fonds de roulement en dollars canadiens et américains à l'extérieur de l'Argentine et de Cuba. Voir « Facteurs de risque ».

L'industrie minière est extrêmement concurrentielle à tous les niveaux. L'émetteur livre concurrence à plusieurs sociétés qui possèdent de plus grandes ressources financières et facilités techniques que lui, pour l'acquisition de concessions minières, de claims, de baux et d'autres participations minières ainsi que pour le recrutement et le maintien en poste de personnel qualifié. Voir «Facteurs de risque ».

L'émetteur n'embauche directement aucun employé. L'émetteur exerce ses activités d'exploration en Argentine et à Cuba par l'intermédiaire d'experts-conseils. Les services du chef de la direction et président du conseil de l'émetteur sont fournis sous contrat et l'émetteur conclut des contrats pour certains services administratifs avec LMC Management Services Ltd., dont les employés et les experts-conseils supervisent et mènent à bien les activités quotidiennes de l'émetteur sous la direction de son chef de la direction.

DÉVELOPPEMENT GÉNÉRAL DES ACTIVITÉS

Historique des trois dernières années

Durant les trois exercices terminés le 31 décembre 2002, les contraintes financières ont donné lieu à une réduction importante de toutes les activités de l'émetteur. Pendant cette période, l'émetteur s'est surtout concentré sur la réduction des coûts et la conservation de ses propriétés principales. Auparavant, l'émetteur a financé ses opérations par l'intermédiaire de financements par actions et de soutien financier provenant de son ancien actionnaire contrôlant, Corporation minière Miramar (*Miramar*). En raison des conditions du marché et des prix en baisse du cuivre de 1998 à aujourd'hui, l'émetteur n'a pas été en mesure d'obtenir du financement externe et est devenu beaucoup plus dépendant de Miramar pour le soutien financier.

Durant 2000, l'émetteur a entrepris une restructuration visant à réduire sa dépendance envers Miramar et à améliorer sa capacité à accéder à du financement externe. Environ 18 millions de dollars

de dettes dues à Miramar ont été convertis en droit dans la redevance et le produit (le *droit dans la redevance et le produit*) permettant à Miramar de recevoir une redevance nette sur les revenus de fonderie de 2,5 % tirés de la production provenant de la participation de l'émetteur dans le projet Agua Rica, le projet San Jorge et le projet Mantua (collectivement les *projets*). De plus, il a été convenu que si l'émetteur vendait sa participation dans un des projets, Miramar serait autorisée à recevoir 50 % du produit de cette aliénation jusqu'à concurrence de 18 millions de dollars.

En mai 2001, l'émetteur a restructuré ses rapports financiers avec Miramar, aux termes desquels Miramar a convenu de convertir une dette convertible impayée d'environ 21,2 millions de dollars que l'émetteur lui devait en actions ordinaires. Le reste de la dette que l'émetteur devait à Miramar (environ 6,9 millions de dollars) a été consolidée en billets (les *billets convertibles*), dont le capital était convertible en actions ordinaires de l'émetteur. Le montant maximum payable par l'émetteur à Miramar aux termes du droit dans la redevance et le produit octroyé préalablement est passé d'environ 18 millions de dollars à 15 millions de dollars, et Miramar a renoncé à son droit de recevoir une partie du produit de l'aliénation de la participation de l'émetteur dans le projet San Jorge. Dans le cadre de cette restructuration de la dette, Miramar a octroyé une option (l'*option à Ontario*) à 1341180 Ontario Ltd. (*Ontario Ltd.*), société contrôlée par Robert Cross, sur un million des quelque 7 millions d'actions ordinaires de l'émetteur que Miramar détenait à ce moment et sur les billets convertibles. L'émetteur a également réalisé un placement privé auprès de Valerie Gold Resources (maintenant appelée ValGold Resources Ltd. (*ValGold*)), pour un produit brut total de 1 500 000 $. M. Cross a été par la suite nommé administrateur et président du conseil de l'émetteur, et Frank Lang, administrateur de ValGold, a également été nommé administrateur de l'émetteur.

La restructuration de l'émetteur a été achevée en juin 2002 lorsque Ontario Ltd. a levé l'option à Ontario et a donné lieu à la redistribution de 48 millions (compte non tenu du regroupement) d'actions anciennement détenues par Miramar. Les billets convertibles détenus par Miramar ont également été convertis à ce moment. Miramar a cessé d'être un actionnaire contrôlant de l'émetteur suite à ces transactions.

Pendant les trois exercices terminés le 31 décembre 2002, alors que les travaux de restructuration étaient en cours, on a tenté de réduire les engagements financiers de l'émetteur tout en préservant, dans la mesure du possible, ses participations dans ses propriétés principales. En mars 2000, l'émetteur a abandonné sa participation dans le projet aurifère Delita sur l'Île de la Jeunesse, à Cuba et a renvoyé le projet à Geominera S.A. Le projet a été mis en attente en 1998 en raison des prix faibles de l'or, et un amortissement de 8,4 millions de dollars a été constaté, ces montants représentant les coûts d'exploration du projet jusqu'en 1998.

En août 2001, l'émetteur a octroyé une option sur le projet Mantua, aux termes de laquelle International Barytex Resources Ltd. (*Barytex*), à titre de détenteur d'option, prenait en charge les frais fixes du projet et s'engageait à obtenir un financement suffisant et à réaliser une étude de faisabilité négociable en banque sur le projet dans les 18 mois. En avril 2002, Barytex a annoncé qu'elle était incapable de garantir le financement nécessaire pour réaliser l'étude de faisabilité selon des conditions appropriées et a résilié l'option. Barytex a réglé une portion des frais fixes impayés, qu'elle avait préalablement pris en charge, en émettant des actions ordinaires de son capital à l'émetteur. En septembre 2002, l'émetteur a octroyé à Newport Explorations Ltd. (*Newport*) une option sur sa participation dans le projet Mantua aux termes de laquelle Newport prenait en charge les frais fixes du projet et émettait 400 000 de ses actions ordinaires à l'émetteur à un prix réputé de 0,26 $ l'action. Conformément aux conditions du droit dans la redevance et le produit, Miramar a reçu 200 000 de ces actions. Voir « Participations de l'émetteur dans les propriétés minérales - Projet Mantua ».

Au cours du deuxième trimestre de l'exercice terminé le 31 décembre 2001, l'émetteur a choisi de ne pas payer les appels de fonds faits par l'exploitant du projet Agua Rica et par conséquent, sa participation dans le projet a été diluée à environ 29,12 % comparativement à sa participation initiale

de 30 %. Durant 2002, l'émetteur n'a fait aucun apport (en 2001 - 0,5 million de dollars) au projet Agua Rica, ce qui a davantage dilué sa participation à environ 28,0 % au 31 décembre 2002.

En mars 2002 et en août 2002, l'émetteur a réalisé un financement de placement privé de 0,5 million de dollars et un financement de placement privé de 2,0 millions de dollars, respectivement, pour obtenir des fonds pour le fonds de roulement et pour financer une recherche visant des acquisitions éventuelles qui amélioreraient des projets existants de l'émetteur et fourniraient des liquidités positives. Voir « Dirigeants et autres personnes intéressés dans des opérations importantes ».

Acquisitions et aliénations importantes de propriétés

En février 2003, l'émetteur a annoncé qu'il avait conclu une entente avec BHP Minerals International Exploration Inc. (*BHP*) afin d'acquérir auprès de BHP la participation restante de 72 % dans le projet Agua Rica dont il n'était pas alors propriétaire pour un prix d'achat de 12,6 millions de dollars américains. BHP a accepté de reporter 9 millions de dollars américains du prix d'achat sans intérêt, jusqu'au 30 juin 2005. Le paiement reporté est assorti, notamment, d'un gage de la participation dans le projet Agua Rica qui a été acquise auprès de BHP. Pour financer le paiement initial de 3,6 millions de dollars américains et les exigences supplémentaires en matière de fonds de roulement du projet Agua Rica, l'émetteur a réalisé un placement privé non effectué par un courtier de 4 millions d'unités au prix de 1,00 $ l'unité, pour amasser un produit brut d'environ 4 millions de dollars. Chaque unité était constituée d'une action ordinaire et d'un bon de souscription d'actions non transférable (compte non tenu du regroupement). Au même moment, l'émetteur a obtenu une facilité de crédit convertible garantie de 3 millions de dollars américains (la *facilité de crédit*). Voir « Options d'achat de titres - Dettes convertibles ».

L'acquisition de la participation de 72 % de BHP dans le projet Agua Rica s'est parachevée le 8 mai 2003. La facilité de crédit, consentie par Endeavour Mining, société sans lien de dépendance, a été utilisée pour financer une portion du paiement initial. Des 3 millions de dollars américains exigibles aux termes de la facilité de crédit, 2 millions de dollars américains ont été remboursés par l'émetteur à Endeavour Mining. La facilité de crédit, d'une durée initiale de six mois, porte intérêt au taux de 10 % par année payable mensuellement et peut être prolongée pour une autre période de six mois moyennant des frais de prolongation de 150 000 $ US, ces frais étant payables, au gré de l'émetteur, en espèces, par versement d'une contrepartie en espèces et en actions ou par versement d'actions seulement. Si l'émetteur choisit de payer les frais de prolongation en émettant des actions ordinaires, il peut le faire en invoquant les dispositions relatives à l'exercice réputé du bon de souscription visant les frais de prolongation. L'option de conversion octroie à Endeavour Mining l'option de convertir le capital impayé aux termes de la facilité de crédit en actions ordinaires au taux de 2,00 $ l'action à tout moment avant le 8 novembre 2003, et par la suite, jusqu'au 8 mai 2004, au taux de 1,75 $ l'action. Endeavour Mining a reçu une commission d'engagement et d'encaissement totalisant 150 000 $ US en espèces et a également reçu 300 000 bons de souscription d'actions, chacun pouvant être converti en une action ordinaire au prix de 1,50 $ l'action pour une période de deux ans. Voir « Options d'achat de titres - Dettes convertibles ». Aux termes de la facilité de crédit, l'émetteur doit établir un fonds d'amortissement dans lequel certains produits de financements futurs par actions ou d'aliénations d'actifs doivent être déposés. Endeavour Mining peut, à son gré, utiliser ce fonds d'amortissement pour réduire les montants impayés au titre de la facilité de crédit.

En avril 2003, l'émetteur a conclu un contrat d'achat avec Wheaton et Rio Algom aux termes duquel l'émetteur et Wheaton ont convenu d'acquérir une participation de 25 % dans la mine Alumbrera pour 180 millions de dollars américains. L'acquisition d'Alumbrera a clôturé le 24 juin 2003. Voir « Acquisition d'Alumbrera ».

En raison de l'acquisition d'Agua Rica et de l'acquisition d'Alumbrera, l'émetteur a d'importants engagements financiers. La capacité de l'émetteur de respecter ces engagements est fonction de liquidités suffisantes provenant de la mine Alumbrera pour s'acquitter de ces obligations ou de la réalisation d'autres opérations de financement par actions pour obtenir les fonds requis. Bien qu'on

prévoie que le produit généré par la mine Alumbrera sera suffisant pour permettre à l'émetteur de respecter toutes ses obligations, rien ne garantit que lémetteur réussira à obtenir les fonds requis pour respecter ses engagements. Si l'émetteur n'arrivait pas à respecter ses engagements, il pourrait perdre entièrement sa participation dans le projet Agua Rica, à moins qu'il ne soit en mesure de prolonger ou de négocier autrement ses engagements.

Sauf indication contraire aux présentes, à la connaissance de la direction, il n'existe aucune tendance ou incertitude, ni aucun engagement ou événement, raisonnablement susceptible d'avoir un effet important sur les activités, la situation financière ou les résultats d'exploitation de l'émetteur. Voir « Historique des trois dernières années », « Rapport de gestion », « Acquisition d'Alumbrera » et « Facteurs de risque ».

PARTICIPATIONS DE LÉMETTEUR DANS LES PROPRIÉTÉS MINÉRALES

La participation de l'émetteur dans la mine Alumbrera constitue son principal projet. Il est aussi propriétaire du projet Agua Rica, dans la province de Catamarca, en Argentine, et il détient une participation indirecte de 85 % dans le projet San Jorge, propriété cuprifère et aurifère près de Mendoza, en Argentine, ainsi qu'une participation indivise de 50 % dans le projet avancé de Mantua, projet aurifère et cuprifère à Cuba, participation qui a été octroyée sous option à un tiers.

PROJET AGUA RICA

Généralités

L'émetteur est propriétaire de 100 % du projet Agua Rica. Aux termes d'une convention d'exploitation en commun conclue entre RAA Holdings S.A., la filiale indirecte de l'émetteur, et BHP, BHP a assuré la gestion et l'exploitation du projet alors que les frais d'exploration ont été partagés entre BHP et l'émetteur en proportion de leurs participations respectives dans le projet. En juin 2002, BHP a mené à bonne fin le programme de travail de 2001/2002. La quote-part de l'émetteur dans le programme de travail (y compris les frais de gestion versés à l'exploitant) au cours de l'exercice qui a pris fin le 31 décembre 2002 s'est chiffrée à environ 303 000 $ US (545 000 $ US en 2001). Toutefois, cette somme n'a pas été versée au choix de l'émetteur et a donc contribué à la dilution de la participation de l'émetteur dans le projet Agua Rica. En raison de la faiblesse continue des prix mondiaux du cuivre en 2002, les activités à Agua Rica se sont poursuivies sur une échelle réduite par rapport aux années antérieures. Le budget de 1,4 million de dollars américains pour l'exercice 2002/2003, présenté par l'exploitant du projet, s'inscrivait dans le cadre de ce programme de travail réduit. Les programmes de travail des deux dernières années se sont appuyés sur les travaux effectués lors de l'achèvement de l'étude de faisabilité initiale, publiée en novembre 1997. Le programme de travail de 2002/2003 est en cours et porte expressément sur la simplification des participations dans le projet Agua Rica.

RAPPORT HATCH

Les renseignements de nature scientifique ou technique sur le projet Agua Rica reproduits dans le présent prospectus ont été établis par Paul Hosford, ingénieur et par Callum Grant, ingénieur, de Hatch Associates Ltd (*Hatch*) ou sous la direction de ces derniers, chacun étant une *personne qualifiée* au sens de la Norme canadienne 43-101. Les renseignements qui suivent sont extraits du rapport (le *rapport Hatch*), établi par les personnes précitées et intitulé « Northern Orion Explorations Ltd. Project Agua Rica, Argentina », daté du 16 mai 2003. Tel qu'il est utilisé dans l'extrait du texte reproduit ci-dessous, le terme *coentreprise* s'entend de la coentreprise entre la filiale de l'émetteur et BHP.

Description et emplacement de la propriété, et accès à cette dernière

Le projet Agua Rica se trouve dans la province de Catamarca, dans le nord-ouest de l'Argentine, à environ 200 kilomètres de la capitale provinciale et à 25 kilomètres au nord d'Andalgalá, le village le

plus rapproché. La propriété a une superficie d'environ 12,5 kilomètres carrés et son centre se trouve à environ 27 degrés 26 minutes de latitude sud et à 66 degrés 16 minutes de longitude ouest.

Toute production future tirée d'opérations minières à Agua Rica sera assujettie à une redevance sur la valeur des substances minérales à la sortie de la mine de 3 % payable au gouvernement de la province de Catamarca.

À la connaissance de Hatch, la propriété n'a pas de passif environnemental.

Accessibilité, climat, ressources locales, infrastructure et physiographie

La propriété Agua Rica est située dans une chaîne de montagnes connue sous le nom de Sierra de Aconquija qui s'étire du nord-est au sud-est sur le versant est des Andes. Vers le sud et le nord de la Sierra de Aconquija, la chaîne de montagne se transforme en terrain moins abrupt alors qu'on se rapproche des bassins Campo Arenal au nord et Salar de Pipanaco au sud et à l'ouest. Les terrains jouxtant la propriété atteignent plus de 3 500 mètres d'altitude et sont entrecoupés de vallées en V fortement érodées recouvertes d'éboulis partiellement consolidés, d'une couche de sol pauvre (moins de 1 mètre d'épaisseur), et d'une végétation broussailleuse et éparse. Les terrains dans le secteur sont accidentés; plus de 80 % d'entre eux présentent des dénivellations supérieures à 25 degrés, et plus de 40 %, des dénivellations supérieures à 35 degrés. Le contrôle des sédiments et de l'érosion hydrique durant la saison des pluies en été est un aspect dont les impacts devront être atténués dans le cadre des activités de mise en valeur sur le site.

Le climat dans cette partie de l'Argentine est, de façon générale, doux et typique de cette région aride du nord-ouest de l'Argentine. La chaîne de montagnes de Catamarca bloque le passage de l'air humide provenant du nord-est qui est la cause d'importantes pluies en été. Les versants de la chaîne de montagnes au nord d'Agua Rica tendent à être plus secs que la zone à proximité immédiate du site du projet ainsi que vers le sud, près d'Andalgalá, où l'on pratique la culture intensive des olives. Les précipitations annuelles sont de l'ordre de 300 mm et les pluies les plus fortes surviennent en janvier (114 mm à Quebrada Minas en 1996). Décembre et janvier sont les mois les plus chauds (environ 30 degrés Celsius) tandis qu'en juin, juillet et août, les mois d'hiver, les températures peuvent être inférieures à 0 degré Celsius en altitude.

On accède au site par la route principale que la coentreprise a construite pour ses programmes d'exploration. Cette route longe la vallée de Potrero en direction nord jusqu'au site depuis Andalgalá sur une distance d'environ 20 kilomètres. Il existe une autre route, moins directe, qui traverse le village de Capillitas au nord du site du projet, qui est plus longue et nécessite plus de temps.

Andalgalá est un village de quelque 11 000 habitants qui tient lieu de centre agricole local dans la région, principalement à l'égard de la culture des olives et des noix de grenoble. Le village est doté d'installations adéquates répondant aux besoins de petites entreprises, d'ateliers de mécanique automobile, de quelques usines, de petits hôtels, d'écoles et d'un hôpital.

Historique

Depuis le début des années 1900, dans la région d'Agua Rica et surtout à Capillitas qui se trouve immédiatement à l'ouest du site du projet, l'on a extrait de plusieurs mines de petite taille et artisanales du cuivre et de rhodochrosite, pierre semi-précieuse. Les activités à Agua Rica remontent à la période qui va de 1959 à 1965 lorsqu'une zone réglementée connue sous le nom de « Mi Vida » a fait l'objet d'activités d'exploration dans le secteur Quebrada Minas et que trois petites galeries à flanc de coteau y ont été forées.

Les premiers travaux d'exploration systématiques à Agua Rica remontent au début des années 1970 lorsque Compañia Cities Services Argentina S.A. a procédé à une évaluation de la propriété (alors appelée « Mi Vida ») et a procédé au forage de plusieurs trous de sonde à partir d'emplacements se trouvant aux niveaux les moins élevés de la séquence géologique, c'est-à-dire à proximité et dans le voisinage immédiat de Quebrada Minas. Bien que Cities Services ait reconnu qu'il y avait de fortes

possibilités de trouver des indices de cuivre de type porphyrique, d'autres aspects tels que la surimposition d'une minéralisation « épithermale » contenant des métaux précieux et la possibilité d'un enrichissement supergène à des altitudes plus élevées n'ont pas été évalués à leur pleine valeur et, par conséquent, peu de travaux complémentaires ont été effectués. À la fin des années 1970, la propriété avait été rétrocédée à Recursos Americanos Argentinos S.A. (*RAA*), son propriétaire argentin initial.

Au début des années 1990, RAA a accordé une option à l'égard de la propriété à BHP à raison de 30 % pour RAA et de 70 % pour BHP. De plus, à la même époque, l'émetteur a conclu un accord avec RAA en vue d'acquérir une participation majoritaire dans tous ses avoirs d'exploration en Argentine, y compris Agua Rica. De cette façon, l'émetteur est devenu le partenaire de la coentreprise avec BHP à l'égard de l'exploration approfondie de la propriété de 1994 jusque vers la fin de 1998. Au cours de cette période, la coentreprise a procédé à une série de programmes sur le terrain, notamment à un relevé cartographique de base, à un échantillonnage géochimique (d'éclats de roches) et à des études géophysiques qui ont permis de mettre en évidence le potentiel plus important de la propriété, en particulier en ce qui a trait aux zones d'enrichissement secondaire et aux indices d'un stade épithermal post-porphyrique de la minéralisation de métaux précieux.

À compter de 1995, un important programme de forage au diamant était en cours ainsi qu'un programme plus poussé de relevés cartographiques et d'échantillonnage de surface, de levés aérophotogrammétriques visant des levés topographiques exacts, d'essais métallurgiques principalement aux laboratoires de BHP, à Reno, d'études géophysiques visant le repérage des emplacements de points d'eau pour les futures opérations d'extraction minière et de broyage, en plus de divers programmes de travail servant à l'analyse des aspects techniques au soutien de l'étude de faisabilité initiale du projet en 1997 (*ÉFI*).

En 1997, la coentreprise a achevé l'ÉFI en utilisant l'inverse carré de la distance du « modèle de la ressource à 103 trous » dans le cadre duquel deux possibilités de mine à ciel ouvert, une de 60 000 tonnes par jour et une autre de 120 000 tonnes par jour, ont fait l'objet d'études. L'ÉFI a été ultérieurement mise à jour en 1998 (le « modèle à 150 trous » par krigeage) et à nouveau en 1999 (le « modèle à 176 trous »). Le dernier modèle à 176 trous (utilisant un indicateur de krigeage) renferme toutes les données de sondage dont l'on dispose à l'égard de la propriété. Le tableau qui suit présente un résumé des valeurs estimatives au titre de la ressource principale (toutes exprimés en fonction d'une teneur limite de 0,40 % en cuivre).

Modèle	Date	Ressource mesurée et indiquée					Ressource présumée				
		TM	Cu %	Mo %	Au g/t	Ag g/t	TM	Cu %	Mo %	Au g/t	Ag g/t
Modèle 103	02/1997	772	0,61	0,034	0,24	3,2	80	0,61	0,034	0,24	3,2
Modèle 150	01/1998	678	0,64	0,037	0,24	2,7	72	0,43	0,044	0,15	2,4
Modèle 176	03/1999	592	0,60	0,033	0,23	3,3	148	0,60	0,033	0,23	3,3

(Source : Joint Venture Report, mars 1999)

En 1999, la coentreprise a mis fin à toutes les activités d'exploration sur le terrain à Agua Rica et aucune autre activité de quelque importance que ce soit n'a eu lieu depuis cette date.

La norme canadienne 43-101 « Information concernant les projets miniers » (la *NC 43-101*) établit les normes qui s'appliquent à toutes les déclarations publiques de nature scientifique ou technique faites par un émetteur au sujet des projets miniers, notamment l'exigence selon laquelle les estimations de ressources minérales et de réserves minérales soient fondées sur les définitions adoptées par l'Institut canadien des mines, de la métallurgie et du pétrole le 20 août 2000 (l'*ICM 2000*). L'ICM 2000 exige également que soient déclarées séparément les ressources minérales et les réserves minérales. Les estimations de ressources et de réserves de Agua Rica ont été préparées par BHP avant la mise en œuvre de la NC 43-101 et l'adoption de l'ICM 2000, et des données plus actuelles relatives aux

estimations de réserves et de ressources ne sont pas disponibles pour l'émetteur. Les estimations de ressources et de réserves de BHP concernant Agua Rica ont été préparées conformément à l'*AustralAsian Code for Reporting of Mineral Resources and Ore Reserves* de 1995 (le *Code du JORC de 1995*), qui était approprié aux termes des règles en vigueur au moment où ces estimations ont été préparées. Si les estimations de réserves prouvées et probables pour Agua Rica avaient été calculées et combinées conformément à l'ICM 2000, il n'y aurait aucune différence importante entre ce total et les statistiques combinées des réserves prouvées et probables établies par BHP conformément au Code du JORC de 1995.

Cadre géologique

Agua Rica fait partie et se trouve à l'est du complexe volcanique important de Farallón Negro, d'une superficie de 700 km² et qui comprend la mine à ciel ouvert productive d'Alumbrera. À l'échelle régionale et tectonique, le complexe précité se trouve entre le haut plateau de Puna au nord-ouest et la province du bassin et de la chaîne Sierras Pampeanas, dont la Sierra de Aconquija n'est qu'un exemple. Au sein du complexe Farallón et dans son voisinage immédiat, plusieurs indices métallifères ont été découverts, y compris Alumbrera et Agua Rica, d'autres types de porphyres comme Cerro Atajo et Bajo del Durazano, ainsi que de petits gisements filoniens polymétalliques et d'or et d'argent.

Le groupe principal du complexe Farallón consiste en une série de minerais bréchiques volcaniques associés à des basaltes, à des andésites basaltiques et à des dacites, qui représentent tous des éléments d'un complexe strato-volcanique fortement érodé. Agua Rica est situé sur le flanc de cet ancien strato-volcan (datant d'entre 8,5 et 5,5 millions d'années) qui, en comparaison avec le complexe d'Alumbrera, ne présente aucune formation extrusive importante.

Le cadre géologique d'Agua Rica ainsi que la principale minéralogie et les types de lithologies comportent :

- des roches méta-sédimentaires du complexe Sierra Aconquija (roches encaissantes);
- des petits affleurements locaux de granites ou de stocks granitoïdes de l'Ordovicien;
- des séries de roches intrusives du Tertiaire, notamment des roches intrusives Melcho précoces et faiblement minéralisées;
- deux corps minéralisés irréguliers de porphyre de feldspath qui constituent le principal hôte de la minéralisation de cuivre porphyrique;
- divers porphyres distales interprétés comme des événements tardifs d'aucune importance économique;
- divers types et diverses générations de brèches hydrothermiques associés à des minéralisations épithermales de métaux précieux surimposées à un étage géologique cuivre-molybdène antérieur.

D'importantes déformations structurelles et des mouvements ont été constatés à Agua Rica, surtout en ce qui a trait à l'importante zone de failles désormais occupée par la crique Quebrada Minas que l'on estime être à l'origine de la formation du site et de la zone de faiblesse dans lesquelles se sont infiltrées par intrusion les stocks porphyriques. On estime que la présence d'une faille inverse de faible inclinaison a contribué à l'épaississement des zones lessivées en particulier du côté ouest du gisement alors que les failles à l'est (Trampeadero) et au nord-ouest ont contribué à la formation de zones lessivées profondes à l'échelle locale.

On estime que l'exhaussement rapide, le « soulèvement », l'intrusion bréchique et l'érosion ultérieure ont été les principaux facteurs qui ont présidé à la genèse de diverses minéralisations primaires et secondaires enrichies à Agua Rica.

Types de gisement

Au cours des travaux d'exploration du gisement, les géologues de BHP et de l'émetteur ont découvert divers types de minerais à Agua Rica, répertoriés dans un système de classification servant de base à un modèle de blocs et à l'évaluation de la ressource. De façon générale, les types de minerais appartiennent à trois catégorie principales qui, à leur tour, correspondent à l'évolution de la minéralisation présente sur la propriété, au modèle géologique interprété et au type de minéralisation.

> ***Étage 1:*** minéralisation porphyrique précoce associée aux porphyres Seca et Trampeadero: les stockworks de quartz et les disséminations de pyrite, de molybdénite, de chalcopyrite ainsi que de minéraux rares : bornite et pyrrhotine.
>
> ***Étage 2:*** surimposition d'un phénomène épithermal renfermant des métaux précieux et des sels sulfoniques de cuivre, et représenté au mieux par le corps bréchique central de Quebrada Minas qui sépare les porphyres de Seca et de Trampeadero, et présent dans le porphyre de Trampeadero.
>
> ***Étage 3:*** enrichissement supergène de la minéralisation hypogène de cuivre formant un manteau important de teneurs plus élevées en cuivre, actuellement érodé en partie et prenant la forme de lambeaux d'érosion de chaque côté de Quebrada Minas.

Ces trois étages et types de gisements constituent la base de la ressource d'Agua Rica et sont présents dans trois zones principales : la zone Seca Norte à l'est, la zone Trampeadero à l'ouest et la brèche Quebrada Minas au centre, qui ensemble forment une zone allongée d'environ 2,75 kilomètres d'est en ouest et d'environ 2,5 kilomètres du nord au sud. Les principales caractéristiques de ces trois corps sont résumées ci-après :

> ***Seca Norte:*** séquence porphyrique enrichie de cuivre, de molybdène et d'or, comprenant une veine de cuivre et de molybdène entourée d'un flanc de molybdène au sud et à l'ouest, d'environ 400 mètres par 400 mètres sur une dénivellation d'environ 500 mètres (de 3 400 mètres à un peu moins de 2 950 mètres).
>
> ***Quebrada Minas:*** formation dominée par des sulfures épithermaux au sein d'une brèche hydrothermale en forme d'entonnoir qui constitue le conduit pour des solutions hydrothermales situées à grande profondeur. Les affleurements dans Quebrada Minas mesurent environ 300 mètres par 300 mètres et sont situés approximativement entre 3 000 et 2 500 mètres.
>
> ***Trampeadero:*** formation qui constitue le tiers est du gisement, composée à la fois de minéralisations de types épithermales et porphyriques, sur une dénivellation de 300 mètres sous forme d'unité allongé de 500 mètres d'est en ouest et de 400 mètres du nord au sud.

Les types de minerais à Agua Rica ont été répertoriés par BHP et l'émetteur dans le cadre d'un système de classification qui tient compte des classifications minéralogiques et métallurgiques. Les classifications du dernier modèle géologique à 176 trous reposent principalement sur les aspects suivants :

- la présence d'éléments contaminants, principalement en fonction de l'énargite, minerai contenant de l'arsenic;
- la minéralogie, par exemple, minerai de cuivre primaire et secondaire;
- la texture du minerai, par exemple, covelline à gros grains versus covelline à grains plus fins;
- l'altération en fonction des variations observées dans les produits d'altération du faciès argileux.

Les principaux types de minerais « souillés » primaires sont surtout présents dans les zones de Trampeadero et de Quebrada Minas, dont la minéralogie dominante est constituée de covelline, de

chalcocite, digénite et d'énargite, ainsi que petites quantités de sphalérite et de galène, et d'importantes quantités de molybdénite localement (par exemple à la bordure est de la zone).

Les principaux types de minerais « propres » sont confinés à l'unité porphyrique de Seca et sont constitués de covelline, de chalcocite, de chalcopyrite et de digénite. La molybdénite est abondante localement.

Ces deux types de minerais représentent plus de 80 % de la minéralisation à Agua Rica alors que le reste de la minéralisation se compose de types secondaires de minerais « propres » et « souillés » au sein des trois zones minéralisées.

Exploration

Agua Rica a fait l'objet d'activités d'exploration dans le cadre de programmes d'exploration séquentielle et systématique faisant appel à des relevés cartographiques de base et à des échantillonnages aux premières étapes, puis à des travaux d'étude plus détaillés recourant à la géophysique et à la géochimie des sols, d'une campagne de forage au diamant de 176 trous de sonde et d'un échantillonnage massif du sous-sol afin de confirmer les teneurs et de disposer de matériel pour les essais métallurgiques.

Le texte qui suit traite sommairement des principaux programmes et des résultats pertinents.

- Cities Services (1970-1972) : levée de la carte géologique, études d'altération, géochimie des roches et forage au diamant soutenu par un accès en hélicoptère visant la cible de cuivre porphyrique aux niveaux les plus bas à Quebrada Minas et sur le versant sud de la propriété.
- La coentreprise : travaux auxquels prenait part à l'origine RAA avant son acquisition en 1995; ce programme d'exploration exhaustif consistait en un programme de cinq ans de levées de cartes géologiques et d'analyses géochimiques de la roche, d'une étude BLEG régionale, d'un levé aérophotogrammétrique, d'une étude magnétique et radiométrique régionale par avion et du forage au diamant de 176 trous de sonde au total de 1994 à 1998. Au début de la coentreprise, les programmes de travail était fondés sur le fait qu'Agua Rica présentait de plus grandes possibilités d'exploration que celles indiquées par les premiers travaux, surtout en raison de la présence de manteaux d'enrichissement secondaire aux niveaux plus élevés de la propriété sur les versants Seca et Trampeadero de Quebrada Minas, et de l'importance d'un phénomène de surimposition épithermale associé à une minéralisation de métaux précieux. Au cours de cette période, un important réseau de routes de forage a été établi aux niveaux les plus élevés du système minier.

Les travaux d'exploration de 1993 à 1998 à Agua Rica ont été effectués par BHP en qualité d'exploitant de la coentreprise, avec la participation des employés de BHP et de ses entrepreneurs à l'égard de programmes précis sur le terrain tels que les études géophysiques, le forage et l'échantillonnage massif souterrain. Hatch est d'avis que ces programmes de travail ont été mis en œuvre conformément aux normes de l'industrie et que les renseignements recueillis constituent une base de données fiable en vue de l'évaluation de la ressource et des possibilités de production de la propriété.

Forage

Agua Rica a fait l'objet, entre 1992 et 1998, de travaux de forage dans le cadre des quatre campagnes dont il est question ci-dessous.

1) Cities Services (1972-1973) : forages totalisant 7 927 mètres pour 38 trous de moins de 200 mètres de longueur qui ont permis d'intercepter une minéralisation de type porphyrique. Cependant, compte tenu du faible taux de récupération et de la petite taille des carottes (BX et AX), l'émetteur n'a pas eu recours aux résultats des essais pour procéder à d'autres évaluations de la ressource.

2) La coentreprise, Phase 1 (1994/1995) : forages totalisant 14 802 mètres pour 39 trous à des profondeurs d'environ 450 mètres, effectués par l'entrepreneur Boytec (Chili) à l'aide de couronnes diamantées de carottage HXWL et NXWL.

3) La coentreprise, Phase 2 (1996) : forages totalisant 26 995 mètres à l'aide de couronnes diamantées HXWL et NXWL, effectués à l'égard de 64 trous de sonde verticaux et latéraux d'une longueur maximale de 700 mètres, effectués par divers entrepreneurs, y compris Connors, Perfoeste et Boytec.

4) La coentreprise, Phase 3 (1997-1998) : phase finale d'un forage au diamant sur la propriété totalisant environ 23 000 mètres et représentant au total environ 65 000 mètres de forage pour la coentreprise.

Dans le cadre de tous les programmes de la coentreprise le taux de récupération du minerai variait, de façon générale, entre 80 % et 90 % et tous les trous ont fait l'objet d'un examen au moyen d'instruments en fond de trou. Aux dernières étapes des forages, des trous ont été forés expressément aux fins d'évaluations géotechniques des conditions du sol en vue d'une future mine à ciel ouvert.

Les programmes des Phases 2 et 3 ont été conçus dans la perspective de forages à partir de la propriété dans des sections de 100 mètres orientées du nord au sud à travers la direction est-ouest de la minéralisation.

Méthode et approche d'échantillonnage

Les programmes d'échantillonnage de la coentreprise se sont conformés aux méthodes générales suivantes :

- échantillons carottés de 2 mètres, sciés en deux sur le terrain, dont une moitié est remise dans la caisse à carottes alors que l'autre est emballée en vue de la préparation de l'échantillon (à des étapes plus avancées, les carottes sont envoyées à Andalgalá pour y être préparées);
- consignation par des géologues qualifiés d'un ensemble étendu de données correspondant à leurs observations et aux mesures prises, y compris des données sur la lithologie, l'altération minéralogique, la minéralogie des sulfures et des oxydes, les pourcentages de sulfure, les caractéristiques structurales, le filon et les caractéristiques des oxydes de fer;
- données géotechniques recueillies par des techniciens qualifiés, y compris des RQD et des données sur la fréquence de fracturation à des intervalles de 2 mètres sur la carotte, à utiliser dans le cadre d'études géotechniques ultérieures pour une mine à ciel ouvert et une mine souterraine;
- toutes les carottes sont automatiquement photographiées avant que les données géologiques et géotechniques ne soient consignées;
- toutes les données recueillies selon les procédures de diagraphie sont informatisées.

Les opérations de préparation des échantillons et les analyses ont toutes été effectuées par des laboratoires conformes aux normes de l'industrie tels que Bondar Clegg (premiers programmes) et par SGS à l'égard des programmes mis en œuvre plus tard.

Les programmes de forage et d'échantillonnage ont couvert l'ensemble de la minéralisation connue de la propriété, tant de façon latérale que verticale, et constituent une base fiable afin de saisir la distribution de la minéralisation et les variations, notamment, au niveau des types de roches et des altérations. Au centre du gisement (Quebrada Minas), le forage de certains trous profonds à plus de 700 mètres sous la surface a été interrompu avant d'atteindre la limite de la minéralisation.

Préparation des échantillons, analyse et sécurité

Deux protocoles de préparation des échantillons ont été utilisés à Agua Rica.

- Trous AR-1 à AR-39 : dans une installation de préparation d'échantillons sous la supervision de Bondar Clegg, à Coquimbo, au Chili, les échantillons ont été concassés, la totalité des demi-carottes de 2 mètres, en éclats correspondant à environ 60 % de leur taille au moyen d'un tamis à mailles (-8), puis pulvérisés davantage en éclats de 1/8 ou de 1/16 passés dans un tamis de 150 mailles (30 g). Les essais ont été effectués par Bondar Clegg, à La Serena, au Chili, en recourant à l'essai par le feu pour l'or et à une digestion à l'aide de plusieurs acides pour l'analyse de l'AA à l'égard du l'argent, du cuivre, du plomb, du zinc, du molybdène et de l'arsenic.
- Trous AR-40 jusqu'à la fin des programmes de forage (c'est-à-dire l'ensemble des programmes de forage) : échantillons carottés concassés sous le supervision de la société SGS afin d'obtenir un sous-échantillon passant au tamis de 150 mailles (30 g). La préparation des échantillons a été effectuée à Mendoza, en Argentine, et SGS, de Santiago, au Chili, s'est chargée des essais : essai par le feu pour l'or (50 g) et digestion aqua-régia pour l'analyse de l'AA à l'égard de l'argent, du cuivre, du molybdène, du plomb, du zinc, de l'arsenic, de l'antimoine et du fer.

En plus des essais afin de déterminer les valeurs en métal contenu, des déterminations de densité existent à l'égard de plus de 2 000 échantillons carottés recueillis dans le cadre des programmes de forage. Ces données ont été colligées à partir de carottes entières sèches au moyen de la méthode du diamétrage et classées par catégories lithologiques et minéralogiques. En général, les densités augmentent lorsque le contenu en fer, cuivre, zinc et plomb, qui correspond au contenu en sulfure, s'accroît. Pour les besoins de l'établissement d'un modèle de bloc et de l'évaluation de la ressource, une valeur de densité a été établie pour chaque type de roche à partir de la base de données.

On a choisi au hasard environ 5 % des échantillons de forage destinés à des essais de contrôle par des laboratoires indépendants de la façon suivante :

- premiers forages (de AR-1 à AR-39);
- laboratoire principal : Bondar-Clegg, La Serena, Chili;
- laboratoires de contrôle : Chemex (Toronto) et Acme (Vancouver);
- derniers forages (postérieurs à AR-40);
- laboratoire principal : SGS, Santiago, Chili;
- laboratoires de contrôle : Bondar-Clegg (Chili), Chemex (Toronto) et Acme (Vancouver).

Le programme de normes de BHP prévoit la sélection de boues de forage présentant moins de 10 % de variation auprès des quatre laboratoires de contrôle et d'utiliser ces boues de forage dans le courant d'échantillonnage comme norme.

Les résultats de ces procédures d'assurance qualité et de contrôle de la qualité sont énoncés ci-après.

VÉRIFICATION DES DONNÉES

<u>Résultats des programmes d'assurance qualité et de contrôle de la qualité</u>

Au début de 1998, BHP a retenu les services de Mineral Resources Development, Inc. (*MRDI*) et l'a chargé de procéder à une vérification des procédures d'assurance qualité et de contrôle de la qualité des activités d'échantillonnage et des essais, utilisées par la coentreprise dans le cadre de ses programmes de forage à Agua Rica. La vérification découle de l'évaluation statistique des résultats des essais de contrôle effectués en 1997, qui faisaient état d'une faible variation de 6 % dans les essais pour le cuivre de SGS, à Santiago, le laboratoire principal, par rapport aux résultats des essais de Chemex et d'Acme (par l'emploi de valeurs médianes).

Moyenne des résultats pour le cuivre sur 215 échantillons (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Médiane moyenne
Moyenne	3 485	3 350	3 676	3 628	3 564
Médiane moyenne /Médiane	2,2 %	6,0 %	3,1 %	1,8 %	

(Source : MRDI, janvier 1998)

MRDI a noté une bonne concordance des résultats des essais pour l'or et le molybdène dans le cadre de sa vérification. En ce qui a trait à la variation à l'égard du cuivre, MRDI concluait dans son rapport de janvier 1998 :

> *« ...MRDI estime que les pratiques de BHP sont conformes à celles qui ont cours dans l'industrie minière ou même supérieures. Toutefois, le programme d'essais de contrôle récemment mis sur pied fait état d'un faible écart dans les essais pour le cuivre effectués par SGS, à Santiago, et cet écart relatif par rapport aux essais de contrôle est évalué à 6 %. Quoique cet écart soit conservateur, en ce sens que la teneur en cuivre est sous-évaluée, tout écart supérieur à 5 % pourrait avoir une incidence sur la planification de la mine, l'évaluation des réserves et la valeur actualisée nette. Au minimum, il faudrait procéder à de nouveaux essais sélectifs. »*

Cependant, l'analyse statistique des résultats des essais de contrôle en fonction des teneurs en cuivre a également révélé que les plus grands écarts entre les laboratoires se situaient à des teneurs faibles en cuivre de l'ordre de moins de 0,05% Cu, et que, de ce point de vue, ils n'auraient pas d'incidence significative sur l'évaluation de la ressource. Quoi qu'il en soit, BHP a entrepris un programme d'essais additionnels en 1998, portant sur les échantillons qui avaient donné lieu à des écarts importants (+/-20 %) entre le laboratoire principal et les trois laboratoires de contrôle initiaux; lesquels ont été acheminés à Chemex Laboratories à Vancouver afin d'y subir des essais. L'opération a porté sur 1700 échantillons et a nécessité le remplacement des données des essais effectués à nouveau par Chemex dans la base de données d'essais d'Agua Rica utilisée pour le modèle de ressource à 176 trous (modèle de ressource pour la propriété le plus récent et à jour). Le tableau qui suit présente les résultats de Chemex par rapport à ceux des trois laboratoires de contrôle indépendants.

Moyenne des résultats pour le cuivre tirés du programme de nouveaux essais (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Médiane moyenne
Moyenne	4 693	4 571	4 812	4 804	4 720

(Source : Note de service de BHP, juin 1998)

Vers le milieu de 1999, Pincock, Allen & Holt (*PAH*) a effectué une autre vérification, plus détaillée, des procédures d'essais de contrôle utilisées à Agua Rica. Dans son rapport, PAH a conclu que les taux d'erreur des contrôles étaient conformes aux normes de l'industrie, que le nombre de vérifications de contrôle entre laboratoires se situait dans la fourchette allant de « bon » à « excellent », et que la base de données des essais était appropriée pour une étude de faisabilité.

Hatch conclut que tout écart constaté dans les essais pour le cuivre a été convenablement couvert par le programme de nouveaux essais de 1998 et que, par conséquent, la base de données utilisée pour le dernier modèle géologique et de ressource à 176 trous est suffisamment fiable compte tenu des normes de l'industrie en matière de signalement de ressources.

Programme d'échantillonnage massif, 1998

Vers la fin de 1998, deux galeries à flanc de coteau d'une longueur totale de 350 mètres ont été creusées en vue de recueillir des échantillons métallurgiques de différents types de minerai et d'en confirmer la teneur. Ces deux galeries, une dans le flanc de Trampeadero (250 mètres) et l'autre à Seca (100 mètres), ont été creusées par l'entrepreneur Redpath Más Errazuriz au cours d'une période de 58 jours pendant laquelle quatre échantillons massifs ont été recueillis et expédiés à l'usine de métallurgie Mintek à Johannesburg, en Afrique du Sud.

Comme les galeries à flanc de coteau ont été creusées à l'horizontal dans l'axe de deux trous de sonde pilotes, une comparaison détaillée des résultats des essais initiaux a pu être effectuée entre les échantillons provenant de la paroi et du front d'attaque et les échantillons provenant du terrain de couverture, tous prélevés par cycles. La moyenne des chiffres comparatifs des valeurs des trous de sonde (*VTS*) par rapport aux échantillons massifs pris dans le front d'attaque par cycles (*fronts*) apportent un soutien additionnel à la fiabilité des données de forage utilisées pour l'évaluation de la ressource.

		Cu%	Mo %	Au g/t	Ag g/t	Longueur (m)
SECA	VTS	0,53	0,022	0,41	0,88	100
	Front	0,53	0,024	0,37	1,30	
TRAMPEADERO	VTS	0,95	0,094	0,15	6,01	250
	Front	1,10	0,090	0,203	9,24	

PROPRIÉTÉS ADJACENTES

Environ 20 kilomètres à l'ouest d'Agua Rica, la coentreprise détient un titre dans une partie centrale de la propriété cuprifère de Cerro Atajo, qui constitue un chapeau de fer important sur les flancs sud-ouest de la chaîne de montagnes Aconquija. Au cours des années 1990, la coentreprise a effectué dans une région de 15 km² aux alentours de Cerro Atajo des travaux d'exploration et d'échantillonnage qui lui ont permis de déceler une zone de 1100 mètres par 600 mètres de silice, d'alunite et de quartz vacuolaires et une altération d'argile immédiatement au-dessus d'un essaim de dykes de porphyre dacitique associé à une zone périphérique d'altération moins importante. Bien qu'aucun sulfure récent ne soit visible en surface, la minéralisation décelée dans le cadre du forage effectué dans les années 1970 par Placer Ltd. fait état d'indices de pyrite, de chalcopyrite, de tétraédrite et de chalcocite. Les oxydes de cuivre sont communs en surface dans les pierres volcaniques ayant subies une altération propyllitique au point de contact avec les zones renfermant des filons quartz-séricite altéré. La coentreprise a recueilli, au total, 456 échantillons de roche qui présentaient dans la zone centrale de quartz-alunite des valeurs élevées en or (20 à 76 ppM), en plomb (150 à 1 000 ppm) et en molybdène (10 à 21 ppm). La coentreprise a conclu de ses travaux sur le terrain que la zone d'altération et géochimique de Cerro Atajo permet de supposer la présence d'un important stock de porphyre en profondeur et, peut-être, d'une minéralisation de type porphyrique.

La mine Alumbrera se trouve à environ 34 kilomètres à l'ouest d'Agua Rica. Elle est exploitée par MAA, une coentreprise entre MIM Holding Limited (*MIM*) d'Australie (50 %), BHP Billiton (25 %) et Wheaton (25 %), dans le cadre de laquelle MIM agit comme gérant de la mine. Depuis la date du rapport, l'émetteur et Wheaton ont acquis la participation de BHP Billiton. Voir « Acquisition d'Alumbrera ».

Divers intervenants ont découvert le site d'Alumbrera et s'y sont livrés à des travaux d'exploration et à des études dans les années 1960 et 1970. Toutefois, la propriété n'est passée au stade la production que dans les années 1990 après que MIM a acquis la société canadienne Musto International, qui avait procédé à un programme de forage définitif sur le site. Au terme d'une période de construction d'environ trois ans et après des dépenses de 1,3 milliard de dollars américains (un dépassement de budget de 32 %), la mine est entrée en production avec une capacité de 80 000 tonnes par jour au début de 1998. Au cours de l'exercice qui a pris fin en juin 2002, 29,5 millions de tonnes de minerai affichant des teneurs de 0,74 % en cuivre et de 1,04 gramme d'or par tonne ont été extraites et traitées.

Alumbrera occupe le même emplacement géologique général qu'Agua Rica sauf qu'il est plus près du complexe volcanique régional Farallón Negro. Il s'agit d'un gisement typique de porphyre cuprifère dont les réserves prouvées et probables de l'exploitation à ciel ouvert pour 2002, indiquées par MIM, se chiffraient à 372 millions de tonnes de minerai affichant des teneurs de 0,53 % en cuivre et de 0,61 gramme d'or par tonne.

TRAITEMENT DES MINÉRAUX ET ESSAIS MÉTALLURGIQUES

Introduction

Le programme de traitement des minéraux du corps minéralisé à Agua Rica a procédé en trois étapes en vue de déterminer la minéralogie et la métallurgie du minerai dans la perspective d'études techniques.

L'établissement initial de la portée des travaux d'essai a constitué la Phase 1 mise en œuvre en 1997 au Center for Minerals Technology de BHP et qui a résulté en un schéma de traitement et en une étude de faisabilité. Les travaux d'essai ont porté sur la minéralogie du minerai et sur ses caractéristiques du point de vue de son traitement, plus particulièrement sur sa susceptibilité à être broyé, à être traité par flottation, à subir une séparation liquide solide et un traitement par égouttage.

Ces travaux ont été suivis, en 1999, par des programmes d'essai plus détaillés des Phases 2 et 3 qui ont servi à confirmer et à optimiser les paramètres d'exploitation. Dans le cadre de ces programmes, l'on s'est penché encore plus sur la minéralogie du minerai et sur la récupération du concentré en recourant au broyage et à la flottation en lots, en cycle fermé et en usine pilote. Les batteries de tests ont permis d'établir les paramètres de traitement de chaque unité d'exploitation dans la perspective d'une méthode techniquement rentable permettant de produire des quantités commercialisables de concentrés. Les installations principales, soit Mintek et Lakefield Research, deux entreprises reconnues comme des spécialistes de l'industrie du traitement du minerai, se sont chargées de la mise en œuvre de ces programmes.

Minéralogie

Le minerai d'Agua Rica est présent dans les régions de Quebrada Minas, de Quebrada Seca Norte et de Trampeadero. Au cours de la Phase 1, les principaux minéraux cuprifères découverts étaient de la chalcosine, de la covelline, de la digénite, de la chalcopyrite et de la bornite. La présence de combinaisons de minéraux dépend de la région où se trouve le gisement. Par exemple, de la chalcocite-covelline-digénite fine est présente dans les régions de Quebrada Seca Norte et de Trampeadero, alors que de la covelline grossière est présente dans la région de Quebrada Minas.

Dans la Phase 2, la géologie du corps minéralisé a été redéfinie. En conséquence, le minerai a été réparti en six types ou composites pour les besoins des essais métallurgiques. Ces six types ou composites représentent 80 % du gisement d'après la principale minéralogie cuprifère et contiennent des éléments secondaires, tels que le plomb, le zinc, l'arsenic et le soufre, qui ont une incidences sur les teneurs des concentrés. Des essais métallurgiques ont été effectués sur des carottes de sondage rejetées afin de déterminer quelles conditions de traitement permettront de produire des teneurs acceptables dans les concentrés à partir de la gamme de minerais.

Broyage

Dans le cadre de l'étude initiale de la Phase 1 en 1997, l'on a tenu des indices de broyabilité à boulets et de broyabilité à barre de Bond, et des indices de puissance SAG Minnovex afin d'évaluer les caractéristiques de broyabilité et les besoins en énergie. Ces données ont fait l'objet d'un examen plus poussé et ont été confirmées dans le cadre des Phases 2 et 3 à l'aide de composites davantage représentatifs du minerai.

De façon générale, le minerai est plus mou que les minéraux de cuivre porphyrique typiques et couvre une plage de dureté qui est peut-être attribuable à son contenu en argile. On a eu recours à la valeur moyenne de l'indice de broyabilité à boulets de 12 kWh/t dans le cadre de l'étude technique.

Flottation

Les travaux d'établissement de portée de la Phase 1 en 1997 ont servi à évaluer les stratégies de broyage et en matière de réactifs par rapport aux performances du dégrossissage du point de vue de l'énergie cinétique, du temps de séjour et de la récupération du cuivre. Il a été déterminé que le minerai broyé de façon optimale se composait à 80 % de matière passant le tamis de 150 microns. Ces conditions ont permis d'obtenir un taux de récupération de dégrossissage de 89,5 %. Les résultats des essais préliminaires de récupération de molybdène et d'or étaient inférieurs aux attentes.

Dans la Phase 2, on s'est appuyé sur les travaux de la Phase 1 en procédant à des travaux d'essais en circuit fermé qui ont permis d'accroître de 5 % le taux de récupération du cuivre et de 10 % celui du molybdène en recourant à des stratégies révisées en matière de réactifs et à un circuit de broyage secondaire.

Pour la Phase 3, en se fondant sur les conditions établies dans le cadre des essais en circuit fermé de la Phase 2, l'on a procédé à des campagnes en usine pilote sur deux échantillons représentant le minerai pour les cinq premières années d'exploitation afin d'évaluer divers modifications possibles au schéma de traitement et confirmer les stratégies en matière de réactifs mises au point lors de la Phase 2. Les résultats font état d'une amélioration par rapport à la Phase 2 et ont démontré qu'environ 90 % du cuivre pouvait être récupéré à partir de concentrés ayant une teneur en cuivre de 45 %. Ces résultats sont supérieurs aux critères de calcul, prévoyant un taux de récupération de 86 % et une teneur en cuivre de 30 %, qui ont été retenus pour l'étude de faisabilité initiale de 1997.

Les essais en usine pilote ont démontré qu'il était possible de produire un concentré de molybdène commercialisable distinct. L'usine pilote a affiché dans l'ensemble un taux de récupération de molybdène de 52 % à partir d'un concentré ayant une teneur de 55 % en molybdène. En comparaison avec les critères de calcul de 1997, il s'agit d'une amélioration de 5 % de la teneur au détriment du taux de récupération, qui a régressé à partir de 65 %. Un concentré commercialisable doit afficher une teneur minimale de 50 % en molybdène.

Le taux de récupération de l'or à partir du concentré de cuivre final était faible, de l'ordre de 55 % à 59 %, et a été attribué à la présence de pyrite qui se trouve dans les résidus de minerai.

L'élimination du cyanure comme agent de précipitation de la pyrite a constitué un important changement à la Phase 3. Il a été constaté qu'un contrôle approprié et constant du pH était plus efficace que le cyanure pour séparer la pyrite du cuivre.

Les travaux en usine pilote ont également mis en lumière les risques de contamination élevés du concentré par du bismuth et du fluor. Cela n'avait pas été observé au cours des phases antérieures.

Épaississement et filtration

Certains fournisseurs ont effectué des essais d'épaississement et de filtration sur le concentré et les boues de forage produits par l'usine pilote à la Phase 3. Le concentré de boue de forage présentait une écume stable, ce qui créait des difficultés de sédimentation. La sédimentation des boues de

minerai pouvait s'effectuer avec l'addition de quantités modérées d'un floculant. La filtration sous pression du concentré s'est avérée plus efficace que la filtration à l'aide de plaques de céramique.

Recommandations

Les campagnes en usine pilote ont démontré qu'un schéma de traitement pour la récupération du cuivre et du molybdène dans les concentrés est possible. On a recommandé de procéder à d'autres travaux d'optimisation notamment afin d'améliorer la récupération de molybdénite et d'or en les isolant de la pyrite.

ÉVALUATION DES RESSOURCES ET DES RÉSERVES MINÉRALES

Évaluation des ressources

La principale évaluation des ressources, produite par la coentreprise de 1994 à 1998 et 1999, se présente comme suit :

- Février 1997 : un « modèle de bloc à 103 trous » est utilisé pour l'étude de faisabilité initiale, ou « l'ÉFI de 1997 » (méthode de l'inverse carré de la distance ou MID^2);
- Janvier 1998 : « modèle à 150 trous » (version mise à jour du modèle à 103 trous, évaluée à l'aide de la MID^2 et par krigeage conventionnel);
- Mars 1999 : en se fondant sur les 176 trous forés sur la propriété et la classification révisée des types de minerai, décrite plus tôt dans ce rapport, un modèle de bloc par krigeage a été généré et a servi de base à une étude de faisabilité mise à jour achevée en juillet 1999 (le *modèle à 176 trous*). Ce modèle par krigeage résulte de la collaboration entre le personnel de BHP et celui de l'émetteur ainsi qu'avec Isaaks & Company, une entreprise spécialisée en géostatistique.

Toutes les méthodes d'évaluation des ressources utilisées pour générer les modèles de bloc depuis 1997 sont conformes aux méthodes normalisées de l'industrie et tiennent compte des données géologiques importantes dans l'interprétation de la zone et la création de modèles à l'égard des divers types de minerai décelés sur la propriété.

Le tableau qui suit présente un sommaire du modèle de ressource à 150 trous pour Agua Rica.

Évaluation des ressources d'Agua Rica, mars 1999 (modèle à 150 trous)

RESSOURCE MESURÉE						*RESSOURCE INDIQUÉE*					
Teneur limite % Cu	**TM**	**% Cu**	**% Mo**	**Au g/t**	**Ag g/t**	**Teneur limite % Cu**	**TM**	**% Ct**	**% Mo**	**Au g/t**	**Ag g/t**
0,20	898	0,51	0,032	0,21	1,7	0,20	431	0,37	0,031	0,16	3,1
0,40	522	0,67	0,036	0,25	2,4	0,40	156	0,52	0,038	0,21	3,5
0,70	154	1,00	0,036	0,32	3,1	0,7	11	0,83	0,039	0,32	4,1

RESSOURCE PRÉSUMÉE						*MESURÉE + INDIQUÉE*					
Teneur limite %Cu	**TM**	**% Cu**	**%Mo**	**Au g/t**	**Ag g/t**	**Teneur limite %Cu**	**TM**	**%Ct**	**% Mo**	**Au g/t**	**Ag g/t**
0,20	385	0,32	0,031	0,11	2,5	0,20	1 329	0,46	0,032	0,14	2,2
0,40	72	0,49	0,044	0,15	2,4	0,40	678	0,64	0,037	0,24	2,7
0,70	2	0,80	0,032	0,35	3,0	0,7	165	0,99	0,036	0,32	3,2

(Source : La coentreprise)

Réserves minérales

Sur la base du modèle de ressource à 150 trous, les études d'optimisation de la mine ont été effectuées à l'aide de la méthode Lerchs-Grossman du système Meds (les modules « Dipper » et « Stripper » de Meds). Le tableau qui suit présente les principaux paramètres d'entrée des études d'optimisation de la mine.

Paramètres d'entrée

Élément d'entrée, 1998	Élément	Valeur
Cours		
Cuivre	$ US/lb	0,95 $ US
Or	$ US/oz	350 $ US
Argent	$ US/oz	4,50 $ US
Molybdène	$ US/lb	3,50 $ US
Taux de production de l'usine	tpj	68 000
Récupération métallurgique		
Cuivre		85
Or	Tous %	46
Argent		60
Molybdène		70
Teneur limite interne (1re à 12e année)	Cu	0,40%
Frais d'exploitation :		
Extraction, fixes	$ US/t déplacée	0,65 $ US
Coûts d'extraction additionnels par gradin	$ US/t déplacée	0,01 $ US
Traitement	$ US/t usinée	3,00 $ US
Frais généraux	$ US/t usinée	0,90 $ US
Transport du concentré	$ US/t concentrée	47 $ US
Frais de traitement et d'affinage	$ US/lb de métal	0,24 $ US/lb Cu 6 $ US/oz Au 0,45 $ US/oz Ag
Redevances	%	3%
Pentes de la mine, 3 secteurs :		
Hauteur du gradin	m	15
Angle du front de taille	degré	60
Bermes de collecte tous les 180 m	m	30 m
Chemin de halage	m	36
Gradins	double	30 m
Largeur de refoulement minimale	m	75m
Dilution et frais :	Compris dans les gradins composites de 15 m	

Dans la perspective d'enveloppes de la mine optimales, seuls les blocs de la ressource mesurée et indiquée ont été considérés comme produisant des revenus alors que les blocs présumés ont été considérés comme des rebuts d'une valeur nulle. De plus, aucun bloc d'une teneur inférieure à 0,40% en cuivre n'a été considéré comme produisant des revenus dans le cadre des calculs de la valeur nette des programmes d'optimisation (c'est-à-dire, la teneur limite externe). Afin d'accélérer le processus d'optimisation, les blocs de ressource de 25 mètres par 25 mètres pour 15 mètres ont été remodélisés en blocs de 50 mètres par 50 mètres pour 15 mètres.

L'optimisation de la mine reposait sur le fait qu'il y a lieu de tenir compte dans le calcul de la valeur nette des multiples éléments présents dans le gisement et d'un calcul bloc par bloc de la valeur totale exigible pour tous les éléments, déduction faite des frais d'exploitation, y compris les coûts de traitement et de fusion, à la condition que le bloc ait une teneur d'au moins 0,40 % en cuivre. Selon le programme Lerchs-Grossman, on calcule le bénéfice maximal de la mine en tenant compte des valeurs nettes de tous les blocs compris dans le modèle. Les blocs rebuts génèrent des sommes

négatives équivalant aux coûts d'extraction multipliés par le poids en tonnes des blocs. En recourant à un processus itératif, l'on obtient une valeur nette maximale en dollars non actualisée.

Dans la perspective de la conception de la mine, on a évalué les résultats financiers améliorés en recourant à divers prix cours du cuivre se situant entre 0,70$ US la livre et 0,90 $ US la livre afin d'obtenir une série de phases à l'égard de la mine. Après planification de la mine prévoyant l'aménagement de chemins de halage par phases et de gradins, les chiffres qui suivent ont été obtenus à l'égard des réserves minérales prouvées et probables, combinées.

Réserves prouvés et probables d'Agua Rica, Cas 68k (teneur limite de 0,40 en Cu) 1998

	Réserves prouvées et probables					Rebut: TM	Minerai de rebut
	TM	Cu %	Mo %	Au g/t	Ag g/t		
TOTAL	516,6	0,64	0,033	0,27	4,1	1 109	2,15

Source : Rapport de production 68k de la coen treprise, 1998

Dans le cadre de la planification de la mine et de l'établissement des réserves précitées, le matériel d'une teneur inférieure à la teneur limite interne de 0,40 % en cuivre a été mis en tas et sera utilisé au cours des dernières années de la durée de vie de 22 ans de la mine.

Précisions additionnelles sur les propriétés mise en valeur

Mine à ciel ouvert

Le projet de mine à ciel ouvert de la coentreprise consistait en une exploitation à grande échelle recourant à des camions et des excavatrices, produisant 68 000 tonnes par jour à raison de 350 jours par années, pour deux équipes de travail. Une flotte initiale de camions de 218 tonnes et d'excavatrices hydrauliques devait retirer environ 30 millions de tonnes de matériau au cours des deux premières années de préproduction afin d'exposer les gisements de Seca et de Trampeadero. Une fois la mine en production, l'extraction d'importantes quantités de matériel, de l'ordre de 350 000 tonnes par jour en moyenne (minerai et résidus miniers), au cours des dix premières années d'exploitation devait être assurée par des pelles à câbles de grande taille, des excavatrices hydrauliques et une flotte de 20 à 24 camions de 218 tonnes en exploitation. Le plan d'exploitation de la mine de la coentreprise prévoyait également une flotte auxiliaire de niveleuses chenillées ou montées sur pneumatiques ainsi que d'appareils de soutien. La cadence de remplissage des camions a été calculée pour tous les gradins pour chaque phase d'extraction et ces données ont été entrées dans le module de planification du système Meds.

Possibilité d'une exploitation souterraine

À la fin des années 1990, la coentreprise a effectué une étude sur une exploitation souterraine par foudroyage à l'égard du gisement d'Agua Rica. Cette méthode permet d'obtenir des taux de production élevés et s'en remet principalement à la gravité pour la fragmentation du minerai ainsi extrait et la manipulation du minerai abattu en ce sens qu'il est acheminé par une série de galeries descendantes jusqu'à un système de roulage central. Cette méthode est utilisée depuis de nombreuses années pour le gisement de cuivre porphyrique chilien, soit en sa version traditionnelle surnommée « grizzly », soit sous une ou plusieurs des versions plus modernes surnommées « zanja y calle » au moyen de matériel chargeur-transporteur.

Contrairement aux nombreuses mines exploitées par foudroyage où l'accès se fait au moyen d'un système de puits verticaux tant pour la manipulation du minerai que pour l'exploitation comme telle, il est facile de cibler les zones à teneur élevée de Seca et de Trampeadero et d'y avoir accès à partir des flancs de la vallée Quebrada Minas, ce qui permet d'éviter une longue et coûteuse période de développement avant le début de l'exploitation. La méthode d'exploitation par foudroyage présente les autres avantages suivants :

- elle dispense d'avoir à éliminer des résidus miniers ARD à la surface;
- elle permet l'accès rapide et le raccourcissement des délais de démarrage comparativement à une mine à ciel ouvert;
- elle fait réaliser des économies importantes au titre des coûts en capital comparativement à une mine à ciel ouvert;
- comme il est possible d'avoir accès aux zones renfermant le minerai au moyen de galeries à flanc de coteau, aucun déplacement à la verticale de matériel n'est nécessaire et il est possible de disposer d'un système de ventilation efficace.

Les paramètres de l'exploitation par foudroyage ont été établis à Santiago, au Chili, par Ingeroc Ltda., une firme d'experts-conseils en géotechnique, à partir d'une analyse de la RQD et d'évaluations de la masse rocheuse du sol d'Agua Rica, qui concluait que le recours au foudroyage est techniquement possible et que l'établissement d'un point de soutirage de 9 mètres sur 9 mètres à Seca et de 10 mètres sur 12 mètres à Trampeadero correspondrait à des conditions d'exploitation par foudroyage optimales.

En utilisant les modules de foudroyage du système Meds, l'on a étudié la possibilité d'une mine dotée d'un seul ascenseur ou de deux à l'aide des paramètres d'entrée qui suivent :

Paramètres d'entrée

Élément d'entrée		Unité	Valeur
Prix			
Cuivre		$ US/lb	0,90 $ US
Or		$ US/oz	350 $ US
Argent		$ US/oz	5,00 $ US
Molybdène		$ US/lb	4,00 $ US
Taux de production de l'usine de traitement		tpj	50 000
Teneur limite		%	0,40 %
Récupération métallurgique	Cuivre		85
	Or		45
	Argent	Tous %	68
	Molybdène		48
Coûts d'exploitation :			
Extraction		$ US/t	3,00 $ US
Traitement, Frais généraux		$ US/t	4,00 $ US
Mise en valeur		$ US/t	0,50 $ US
Frais de traitement et d'affinage			0,71 $ US
Cuivre		$ US/lb	0,24 $ US
Redevances		%	3 %

En retenant la possibilité d'une mine dotée de deux ascenseurs : le premier au niveau de 3 105 mètres et le deuxième au niveau de 2 940 mètres, l'on a obtenu les chiffres suivants au titre des réserves prouvées et probables :

Exploitation par foudroyage 50k, réserves prouvées et probables

Durée de vie de la mine en années	TM	Cu %	Mo %	Au g/t	Ag g/t
23	410,7	0,63	0,038	0,26	3,52

Au-dessous de 2 940 mètres, des ressources présumées additionnelles de l'ordre de 210 millions de tonnes de minerai affichant des teneurs de 0,54 % en cuivre, de 0,037 % en molybdène, de 0,27 gramme d'or par tonne et de 3,3 grammes d'argent par tonne permettent d'entrevoir l'extension

du massif d'abatage en direction d'un troisième ascenseur (environ dix années de production additionnelle).

Traitement

Introduction

Un schéma simplifié de traitement a été élaboré pour les trois phases des travaux d'essai, en particuliers pour les campagnes en usine pilote, et utilise comme modèle un concentrateur au sulfure conventionnel. L'usine sera dotée d'un circuit de broyage utilisant un broyeur SAG et un broyeur à boulet ainsi que des circuits de flottation et d'égouttage. L'on y produira des concentrés distincts de cuivre et de molybdène.

Description du processus

À la lumière de l'étude de faisabilité de 1997, l'usine de traitement pour le projet Agua Rica sera similaire à une usine type de traitement du cuivre porphyrique, sauf pour l'ajout du circuit de récupération du molybdène. Les réactifs nécessaires sont des produits commerciaux standards faciles à se procurer.

Le minerai provenant d'Agua Rica sera concassé par un broyeur primaire mono-étagé, puis acheminé à l'usine de traitement. Le minerai sera pulvérisé dans un circuit doté d'un broyeur SAG et d'un broyeur à boulets avant d'être introduit dans le circuit de flottation du cuivre.

Le minerai broyé sera introduit dans un circuit de dégrossissage du cuivre. Le concentré de dégrossissage sera broyé à nouveau puis enrichi en trois étapes de nettoyage. L'appareil de dégrossissage-nettoyage et le premier appareil de nettoyage fonctionneront en circuit ouvert; leurs boues de minerai seront acheminées vers un concentrateur. Le concentré provenant du premier appareil de nettoyage sera enrichi par les deuxième et troisième appareils de nettoyage fonctionnant en circuit fermé afin d'obtenir un concentré collectif de cuivre renfermant du molybdène.

Le concentré collectif de cuivre sera traité dans le circuit de flottation du molybdène, traitement qui consiste en un dégrossissage, un nouveau broyage, puis en cinq étapes de nettoyage afin d'obtenir un concentré final de cuivre et un concentré de molybdène.

Le concentré de cuivre et celui de molybdène seront épaissis, puis filtrés à l'usine de traitement. Le concentré de cuivre sera acheminé par camions jusqu'à la tête de ligne Belgrano à Chumbicha et transporté par train jusqu'au port. Le concentré de molybdène sera acheminé par camions jusqu'aux installations d'une fonderie régionale.

Matériel de traitement

On a envisagé du matériel standard éprouvé pour l'usine. Certaines nouvelles technologies, décrites ci-après, ont été mises au point depuis l'étude de faisabilité de 1997 et elles devront être évaluées dans la perspective d'améliorations accroissant la production métallurgique.

Des améliorations ont été apportées à la conception des cellules de flottation, telles que les cellules Jameson et les cellules en colonne, afin d'accroître le taux de récupération par la mise en flottation des particules fines de minerai. Ces cellules pourraient être utilisées à Agua Rica afin de réduire au minimum les pertes de particules fines de cuivre qui se retrouvent dans les boues de minerai comme on l'a constaté dans le cadre des travaux d'essai.

Il est possible de recourir à des dégazeurs, tels que les dégazeurs Outokumpu FrothBusters, afin de retirer l'air du concentré de boue de forage avant l'étape de sédimentation. Cette méthode pourrait résoudre les difficultés de sédimentation observées à l'usine pilote en améliorant la clarté de la sédimentation et des débordements. En outre, cela pourrait permettre de réduire la capacité de l'épaississeur. De plus, il y aurait lieu d'analyser la façon dont sont conçus divers épaississeurs, tels

que les épaississeurs à haute capacité et E-CAT, afin de réduire leur capacité requise ainsi que d'améliorer le fonctionnement global de l'exploitation et d'en réduire les coûts.

Infrastructure

Les infrastructures nécessaires à l'exploitation d'un concentrateur autonome pour le projet Agua Rica, décrites dans l'ÉFI de 1997, comprennent les installations suivantes :

- Des routes d'accès à la mine et à l'usine depuis Andalgalá, d'environ 28 kilomètres de long. Le terrain est très accidenté et il serait possible d'optimiser le tracé des routes, notamment par un passage dans la vallée de Potrero.
- Un système convoyeur terrestre de 20 kilomètres afin d'acheminer le minerai de la mine à l'usine, y compris un tunnel de 4 kilomètres et un convoyeur suivant la route d'accès. Le convoyeur est régénératif.
- Une digue à boues de minerai à La Isla au niveau de la vallée à environ 28 kilomètres au sud de l'usine, dotée d'un système de récupération de l'eau.
- Une source d'alimentation en électricité fournie par une entreprise de services publics locale, reliée à une ligne de transmission existante de 132 kilovolts provenant d'Andalgalá.
- Une source d'alimentation en eau douce provenant d'une série de puits dans la vallée, au sud de l'usine. Ces puits doivent être confirmés.
- Des installations d'entretien et d'entreposage sur les lieux, un relais-routier, des immeubles abritant les services administratifs et les laboratoires, des installations d'entreposage et de distribution de carburant, de distribution d'eau, de protection contre les incendies et de traitement des eaux usées.
- Une usine de filtration de concentré, y compris des réservoirs de stockage, des filtres sous pression, des clarificateurs et un poste de pesé des camions.
- La modernisation des installations portuaires actuelles, y compris la construction d'un poste de déchargement des wagons, d'installations d'entreposage du concentré et d'installations de récupération à intégrer avec le matériel de chargement actuel des navires.

Aucun baraquement n'est prévu pour loger les employés puisqu'ils seront transportés par autobus d'Andalgalá à l'usine et à la mine.

Analyse financière

Dans le cadre de l'établissement de son rapport, Hatch a examiné plusieurs études effectuées par la coentreprise. L'ÉFI de 1997, préparée par la coentreprise, est fondée sur des projets de mines à ciel ouvert de 60 000 tonnes par jour et de 120 000 tonnes par jour alimentant deux concentrateurs se trouvant à deux autres endroits. En 1999, Minprock a révisé cette étude et a proposé un certain nombre d'améliorations visant à réduire les coûts en capital. À peu près à la même époque, une étude de délimitation de l'étendue d'un projet de mine souterraine (l'exploitation par foudroyage) était achevée en 1998. De plus, en 1999, BHP a évalué un projet de mine à ciel ouvert de 68 000 tonnes par jours assortie d'une usine distincte. Bechtel a ensuite achevé une étude de délimitation de l'étendue d'un système de convoyeur terrestre pour le nouvel emplacement de l'usine d'Agua Rica. Pendant la période allant de décembre 2001 à juin 2002, le peso argentin a subi une dévaluation rapide, ce qui a eu pour incidence de réduire considérablement les coûts à l'échelle locale (exprimés en pesos).

Pour les besoins des analyses financières de son rapport, Hatch a examiné le cas particulier d'une mine à ciel ouvert et d'installations de concentration traitant 68 000 tonnes par jour de minerai (le cas 68k). Les entrées de coûts de cette évaluation financière proviennent de données élaborées dans le

cadre des études antérieures de la coentreprise et ont été rajustées et mises à jour en fonction des coûts actuels et des cours du change en Argentine.

Estimations au titre des coûts en capital et des frais d'exploitation

Les estimations au titre des coûts en capital et des frais d'exploitation du cas 68k Hatch mis à jour se présentent comme suit :

- Les estimations de l'étude de faisabilité initiale (*ÉFI*) de 1997 constituent le fondement des entrées de coûts, assortis de taux unitaires mis à jour en fonction de la situation actuelle en Argentine dans les secteurs de la construction, de la main-d'œuvre, des constructions en béton et en acier.
- Le coût en capital du convoyeur terrestre est tiré de l'étude de Bechtel de 1999. Le tracé du convoyeur, de la mine à l'usine, a été établi à l'aide de cartes en courbes du site graduées aux 10 mètres. Les chiffres estimatifs au titre des quantités de rocs pouvant être défoncés et devant être dynamités ne sont pas corroborés par des études géotechniques. Les coûts de creusement des tunnels sont établis en fonction des coûts qui ont cours dans la région.
- Les coûts liés aux immeubles sur les lieux ont été mis à jour en fonction des coûts de construction réels d'installations de taille similaire dans le cadre d'un projet au Pérou auquel prend part Hatch.
- Les coûts des produits consomptibles ont été mis à jour en fonction des taux de consommation signalés dans le cadre des travaux d'essai en usine pilote et des coûts récents prévus au budget.
- Les coûts du fret maritime ont été établis en fonction des données courantes publiées à l'égard de l'exploitation d'Alumbrera. Les taux unitaires de l'électricité et du transport par route ou par rail n'ont pas changé.
- Les coûts d'extraction de la mine à ciel ouvert 68k ont été établis en fonction des taux unitaires actuels publiés à l'égard d'Alumbrera.
- Un facteur de frais d'exploitation de 0,89 a été appliqué aux estimations de l'ensemble des frais d'exploitation compte tenu d'éléments de frais moins élevés. Ce facteur est fondé sur les données récemment publiés pour Alumbrera faisant état de coûts réels pour 2002 inférieurs de 11 % aux coûts prévus; un aspect jugé approprié pour le cas 68k à Agua Rica.

Les estimations des coûts en capital et des frais d'exploitation du concentrateur de 60 000 tonnes par jour et de 120 000 tonnes par jour de l'ÉFI de 1997, du concentrateur de 68 000 tonnes par jour dont les données ont été mise à jour par BHP en 1999 et du cas de Hatch mis à jour sont résumées ci-après (certaines des estimations initiales de BHP à l'égard du cas 120k ne sont pas disponibles et ne sont reproduites qu'à titre informatif).

Estimations des coûts en capital des options de production (millions de dollars américains)

Estimation des coûts en capital	Unité	Concentrateur autonome ÉFI 60k BHP	Concentrateur autonome ÉFI 120k BHP	Concentrateur autonome 68k BHP	Concentrateur autonome 68k Hatch
Usine et routes	M $ US	18,4		40,4	45,9
Route d'accès à la mine	M $ US	Inclus		23,3	9,6
Broyage	M $ US	12,9		Inclus	7,8
Convoyeurs terrestres, tunnels	M $ US	131,5		57,4	41,5
Concentrateur	M $ US	123,6		103,9	114,0

Estimation des coûts en capital	Unité	Concentrateur autonome	Concentrateur autonome	Concentrateur autonome	Concentrateur autonome
		ÉFI 60k BHP	ÉFI 120k BHP	68k BHP	68k Hatch
Alimentation en électricité et distribution	M $ US	18,7		22,9	17,1
Immeubles auxiliaires	M $ US	14,2		Inclus	14,1
Mise en lagune des boues de minerai	M $ US	30,4		5,3	5,5
Alimentation en eau et distribution	M $ US	47,3		60,6	12,0
Matériel mobile et usine de traitement des eaux usées	M $ US	2,3		Inclus	5,6
Installations portuaires	M $ US	10,0		10,0	8,8
Équipement minier	M $ US	112,6		116,7	100,3
Frais de préproduction	M $ US	20,8		environ 13,0	43,8
Total des coûts directs	M $ US	542,6		449,8	441,5
Coûts indirects	M $ US	219,0		160,9	103,9
Imprévus	M $ US	119,2		95,9	76,5
Coûts à la charge des propriétaires	M $ US	33,7		32,9	20,2
Total des coûts d'expansion	M $ US	-	378,5	-	-
Total des coûts en capital	M $ US	914,5	1 293,0	743,2	625,6

Estimations des frais d'exploitation (en millions de dollars américains)

Extraction	$ US/t déplacée	0,58	0,48	0,57	0,71
Coefficient de recouvrement		2,35	1,80	2,27	2,48
Extraction	$US/t minerai	1,95	1,35	1,86	2,34
Traitement	$US/t minerai	3,41	3,08	2,99	2,93
Frais généraux	$US/t minerai	0,64	0,37	0,59	0,56
Total pour la mine	$US/t minerai	6,00	4,80	5,44	5,83
Transport, marketing	$US/t minerai	0,63	0,55	Inclus	0,30
Fret maritime	$US/t minerai	0,45	0,38	1,16	0,45
Total des frais d'exploitation	$US/t minerai	7,08	5,74	6,60	6,58
Frais d'exploitation rajustés par tonne de minerai					5,86

Impôts et régime fiscal

Le régime fiscal et les conditions mentionnés dans l'ÉFI de 1997 sont toujours valides. Après la dévaluation du peso argentin en janvier 2002, le Sénat a présenté une résolution au soutien de la prorogation du « Régime de stabilité fiscale ».

Les critères de taxation clés, intégrés dans le modèle préliminaire des flux de trésorerie, se présentent comme suit :

- Taux d'imposition de 33 %;
- Absence de taxes à l'importation ou de droits sur les biens d'équipement, le matériel ou les pièces de rechange;
- Amortissement total (100 %) des immobilisations sur trois ans. Pour le modèle, l'on a eu recours à la méthode de l'amortissement linéaire.

PROJET SAN JORGE

L'émetteur détient une participation indirecte de 85 % dans la propriété cuprifère et aurifère San Jorge à proximité de Mendoza, en Argentine (le *projet San Jorge*). Argentina Mineral Development (*AMD*) détient dans ce projet une participation de 15 %, échangeable contre une redevance calculée à la sortie de la fonderie sous réserve de certaines conditions.

Le projet San Jorge est situé à environ 90 kilomètres au nord-ouest de Mendoza, en Argentine, et à environ 250 kilomètres au nord-est de Santiago, au Chili. Le projet se compose de sept concessions minières (couvrant environ 5,5 kilomètres carrés) et de 35 claims miniers (couvrant environ 102 kilomètres carrés). Les sept concessions ont été acquises pour 4,015 millions de dollars américains. En 2000, l'émetteur a affecté 414 000 $ aux frais d'exploration et de mise en valeur du projet San Jorge (comparativement à 1,7 million de dollars en 1999). Au cours de l'exercice terminé le 31 décembre 2000, l'émetteur a réduit de 22,027 millions de dollars la valeur du projet San Jorge en raison de la faiblesse des prix des métaux. La propriété demeure en règle.

Les renseignements de nature scientifique et technique qui portent sur le Projet Sans Jorge ont été établis sous la direction de Dean MacDonald, Ph.D., géographe, une *personne qualifiée* au sens de la Norme canadienne 43-101.

Emplacement et accès

La propriété San Jorge est située à environ 90 kilomètres au nord-ouest de la ville de Mendoza, dans la province de Mendoza, en Argentine, et à environ 250 kilomètres au nord-est de Santiago, au Chili. L'accès à la propriété est assuré par l'autoroute asphaltée qui relie Mendoza à Santiago et qui passe par la ville de Uspallata, puis par une route en gravier en bon état de 40 kilomètres en direction nord qui longe la vallée Uspallata. La propriété se trouve à une altitude de 2 500 mètres et le gisement constitue une petite colline entourée de plaines alluvionnaires planes.

Historique

Plusieurs trous d'exploitation ont été forés à San Jorge dans les années 1960 afin d'étudier la minéralisation d'oxyde cuivre en affleurement et, en 1964, Compania Minera Aguilar (*Aguilar*) a acquis une option à l'égard de la propriété. Au cours des quatre années suivantes, Aguilar a procédé à environ 950 mètres d'excavations de tranchées, à des études géophysiques de polarisation induite (*PI)* sur 111 kilomètres et a creusé 32 trous de sonde pour 4 894,5 mètres de carottes. Exploraciones Falconbridge Argentinos (*Falconbridge*) a acquis une option à l'égard de la propriété en 1973 et y a foré six trous totalisant 1 126 mètres. Falconbridge a également soumis des échantillons à des essais métallurgiques.

Une option à l'égard de la propriété a été consentie à RAA en 1992 et, entre 1993 et 1995, 45 trous à circulation inverse totalisant 5 518 mètres et deux trous de carotte totalisant 165 mètres ont été forés. En 1994, des essais métallurgiques ont été effectué sur les minéraux oxydés de divers échantillons de taille et d'une zone enrichie. De 1994 à 1996, 43 trous à circulation inverse totalisant 3 942 mètres ont été forés et huit lignes totalisant 17,6 kilomètres de PI, au-dessus et au-delà de l'affleurement minéralisé, ont fait l'objet d'études. La propriété a été acquise en 1995 par GMA Holdings S.A. (*GMA*), une filiale indirecte de l'émetteur. Entre septembre 1995 et février 1996, l'on a procédé à un programme de forage totalisant 5 746 mètres sur la propriété. Des échantillons ont été prélevés dans le cours de ces activités en vue d'essais métallurgiques.

En mars 1999, GMA et AMD, une société du même groupe que Climax Mining d'Australie, a conclu une entente aux termes de laquelle les deux entreprises ont convenu d'affecter leurs actifs immobiliers et leurs droits miniers dans San Jorge et le secteur avoisinant à une nouvelle société de portefeuille dans laquelle GMA détient une participation de 85 % et AMD une participation de 15 %. La participation de 15 % d'AMD peut être rachetée en échange d'une redevance calculée à la sortie de la fonderie de 2 % s'appliquant à la mine mise sur pied si la nouvelle société de portefeuille a produit une étude de faisabilité dans les trois années qui ont suivi, s'est procuré des capitaux dans l'autre année qui suit et s'est engagée à mettre sur pied une mine dans les six mois suivants. Si la participation d'AMD était rachetée, GMA serait propriétaire de la totalité de Minera San Jorge SA.

Géologie et minéralisation

La minéralisation de San Jorge se compose d'un gisement de cuivre porphyrique et d'or. La minéralisation est orientée en direction nord-est et se manifeste dans quatre couches à peu près horizontales mais irrégulières qui se présentent, de haut en bas de la façon suivante :

Couche lessivée : Une tête de gisement lessivée dont la teneur en cuivre moyenne est de 0,15 % ou moins, se présentant surtout sous forme d'oxydes de cuivre verts et noirs, dont le minerai pourrait se prêter à la lixiviation en terril.

Couche oxydée : Couche davantage développée le long du point de contact ouest du porphyre granitique et des matériaux clastiques renfermant de la malachite, du chysocole, de la ténorite et de la limonite de brai avec des teneurs moyennes approximatives de 0,5 % en cuivre, de 0,25 gramme d'or par tonne pour une teneur limite de 0,1 % en cuivre.

Couche enrichie : Couche associée à une zone comprenant de très nombreuses failles et des apports en eau à répétition, qui se présente sous forme de chalcocite fuligineuse et aciéreuse, de covelline, de digénite et de chalcopyrite secondaire affichant des teneurs moyennes approximatives de 0,7 % en cuivre et de 0,20 gramme d'or par tonne pour une teneur limite de 0,1 % en cuivre.

Couche primaire : Trois zones de hautes teneurs ont été découvertes dans les unités de matériaux clastiques sédimentaires. De bonnes teneurs en cuivre à la fois dans les roches sédimentaires et intrusives ont été détectées à une profondeur de 495 mètres. Le cuivre est présent surtout sous forme de chalcopyrite avec de faibles traces de bornite. Pour une teneur limite de 0,4 % en cuivre, la minéralisation primaire affiche des teneurs moyennes de 0,5 % en cuivre et de 0,20 gramme d'or par tonne.

L'or est présent sous forme native et affiche des teneurs de 0,20 gramme par tonne pour l'ensemble du gisement de cuivre. La distribution de l'argent est à peu près proportionnelle à celle du cuivre et, dans l'ensemble, correspond en moyenne à 3,5 grammes d'argent par tonne.

Exploration

Les forages effectués par GMA et AMD ont traversé des indices d'une minéralisation cuprifère additionnelle au nord-est, à l'est et au sud-est du gisement principal de San Jorge dans un cadre géologique similaire à celui de ce gisement.

Les secteurs à l'est et au sud-est de San Jorge, compris dans la zone élargie de la propriété, présentent d'importantes anomalies de charge PI qui correspondent avec des minerais cuprifères anomaux, interceptant le coeur d'un trou de sonde de reconnaissance, qui pourraient être un indice de systèmes cuprifères satellites similaires au gisement San Jorge. L'émetteur évalue actuellement la possibilité d'explorer et de mettre en valeur les ressources des secteurs satellites. Toutefois, en raison de la faiblesse des prix des métaux, l'on ne prévoit procéder qu'à un nombre limité de travaux en 2003.

PROJET MANTUA

L'émetteur détient une participation indivise de 50 % dans le projet aurifère et cuprifère de Mantua à Cuba. Geominera S.A. (*Geominera*), une société cubaine mise sur pied par le ministère des Industries de base cubain, avec mandat de détenir des droits miniers et de conclure des ententes avec des entreprises étrangères en vue de mettre en valeur des droits miniers, détient la participation restante de 50 % dans le projet.

L'émetteur a acquis toutes les actions en circulation de Minera Mantua Inc. (*MMI*) d'un groupe de vendeurs, y compris Miramar, en 1995. Lors de l'acquisition de MMI par l'intermédiaire de Minera Cobre S.A., l'émetteur détenait une participation de concessionnaire de 50 % dans le projet Mantua.

La participation de concessionnaire de 50 % dans le projet Mantua a été acquise en vertu d'un contrat conclu avec Geominera et daté du 13 août 1993 (le *contrat d'association avec Cobre*). Le contrat d'association avec Cobre et les statuts constitutifs qui lui sont liés constituent les titres constitutifs de Cobre Mantua S.A. (*Comantua*), une coentreprise cubaine, dont les actions sont réparties en parts égales entre Geominera et Minera Cobre S.A., la filiale indirecte de l'émetteur.

L'apport de Geominera à la coentreprise se compose du droit exclusif d'explorer, de mettre en valeur et d'exploiter le projet Mantua ainsi que de toutes les études et recherches effectuées antérieurement à l'égard du projet Mantua. L'apport de l'émetteur à la coentreprise se compose, notamment, de l'étude de faisabilité à l'égard du Projet préparée en 1993 et en un apport en capital initial de 20 000 $ US. Les bénéfices de la coentreprise doivent être remis, dans une proportion de 50 %, à Comantua S.A., la filiale de l'émetteur, et de 50 % à Geominera. En vertu du contrat d'association avec Cobre, l'émetteur était tenu de négocier les conditions du financement et d'obtenir toutes les sommes nécessaires à l'égard du projet Mantua au plus tard le 30 juin 1995. Ultérieurement, Geominera a convenu de renoncer à la date du 30 juin 1995 à la condition que Comantua S.A. obtienne le financement nécessaire à la mise en œuvre du projet Mantua.

Aux termes du contrat d'association avec Cobre, Cobre Mantua S.A. a droit à la totalité des bénéfices nets (après règlement de toutes les obligations courantes à l'égard du financement par un tiers) du projet Mantua des deux premières années d'exploitation de la mine en guise de remboursement des avances versées à la coentreprise. Si des avances sont non remboursées à la fin de la période de deux ans, Comantua sera en droit de recevoir non moins de 75 % des bénéfices nets du projet Mantua tant que ces avances n'auront pas été remboursées. Toutes les décisions importantes à l'égard de Comantua doivent être approuvées par les représentants de Geominera et de l'émetteur. Cependant, toutes les décisions courantes ayant trait à l'exploitation seront prises par le directeur de l'exploitation désigné par l'émetteur pour une période de temps précise.

En 2002, on a continué à tenter de mettre en place du financement pour une étude de faisabilité susceptible d'un concours bancaire de la phase d'extraction de cuivre du projet Mantua. La capacité de l'émetteur à mettre en œuvre la phase « cuivre » du projet Mantua est tributaire d'un financement par un tiers. En août 2001, l'émetteur a cédé sous option sa participation dans le projet à Barytex, un tiers sans lien de dépendance, qui a pris à son compte tous les frais financiers à l'égard du projet Mantua et qui s'est engagée à obtenir un financement suffisant et à préparer une étude de faisabilité susceptible d'un concours bancaire dans les 18 mois qui suivaient. En avril 2002, Barytex a annoncé qu'elle était incapable d'obtenir le financement nécessaire pour terminer adéquatement l'étude de faisabilité et a résilié l'option. L'optant a réglé une partie des frais financiers impayés auparavant assumés par Barytex en émettant des actions ordinaires du capital de Barytex à l'émetteur. En septembre 2002, l'émetteur a accordé à Newport une option sur sa participation dans le projet Mantua. En vertu de cette option, Newport a pris à son compte les frais financiers du projet et a émis 400 000 actions ordinaires à l'émetteur au prix réputé de 0,26 $ l'action. Miramar a reçu 200 000 de ces actions aux termes du droit dans la redevance et le produit.

Pour maintenir en vigueur l'option :

a) Newport est tenue de prendre à son compte et de régler tous les frais financiers relatifs au projet Mantua jusqu'à concurrence de 20 000 $ US par mois. Ces frais ont été facturés mensuellement, mais n'ont pas encore été remboursés par l'émetteur.

b) Newport est tenue de mener à terme un programme d'échantillonnage dans la perspective d'essais métallurgiques au plus tard le 9 décembre 2003 afin d'effectuer une étude de faisabilité susceptible d'un concours bancaire, à un coût maximal de 750 000 $ US.

Bien que les mensualités de 20 000 $ US soient maintenant en retard de 200 000 $ US, l'émetteur n'a pas mis fin à la convention d'option et a effectué les paiements nécessaires pour que la propriété Mantua reste en bon état. Si l'émetteur obtient une facilité de crédit que Newport juge suffisante pour lancer la production commerciale, Newport émettra 1 400 000 actions ordinaires au nom de l'émetteur. Le projet Mantua est assujetti à une dette de second rang d'environ 28 millions de dollars américains payables à l'émetteur et à une redevance à la sortie de la fonderie de 2,5 % sur les bénéfices et le produit en faveur de Miramar. Se reporter à la rubrique « Activités de l'émetteur - Développement général des activités - Historique des trois dernières années ». Newport prendra à son compte une somme de 20 millions de dollars américains sur la dette de second rang de 28 millions de dollars américains payables à l'émetteur par Geominera. Si Newport obtient du financement, elle devra prendre à son compte une somme de 14 millions de dollars américains sur la dette de second rang, laissant à l'émetteur la responsabilité des 14 millions de dollars américains restants sur la dette de second rang. Au moment de la levée intégrale de l'option à l'égard des actions du projet Mantua, Newport s'engage à prendre à son compte les obligations de l'émetteur aux termes du droit dans la redevance et le produit, afférent au projet Mantua.

Les renseignements de nature scientifique et technique qui portent sur le projet Mantua ont été établis sous la direction de Callum Grant, P. Eng., de Hatch, une *personne qualifiée* au sens de la Norme canadienne 43-101.

Description et emplacement de la propriété, et accès à cette dernière

La propriété Mantua renferme un gisement de cuivre secondairement enrichi. Elle est située dans la province de Pinar del Rio, dans l'ouest de Cuba, à 240 kilomètres de la Havane. La propriété se compose d'une concession de production de 8 kilomètres carrés et d'une zone d'intérêt adjacente de 11,2 kilomètres carrés. L'accès au site est assuré par une autoroute à quatre voies qui relie la Havane à Pinar Del Rio, qui se trouve à 65 kilomètres à l'est de Mantua. Une route secondaire asphaltée permet ensuite de se rendre au site.

Historique et exploration

Au début des années 1960, les employés de l'Instituto de Recursos Minerales, un organisme gouvernemental cubain, ont procédé à l'exploration du gisement de cuivre de Mantua. En 1964, une minéralisation de cuivre était découverte sous un chapeau de fer riche en minerai dans le cadre d'un programme d'exploration, ainsi que de forage, sous la supervision de géologues soviétiques. En 1992, Marc Rich & Co., une société de placement du Royaume-Uni, a foré 12 trous de sonde additionnels et a procédé à des études géotechniques et à des essais métallurgiques.

Vers la fin de 1993, par l'intermédiaire de Minera Cobre S.A., l'émetteur a entrepris des études détaillées, y compris le forage de 13 trous de sonde additionnels, un échantillonnage massif et des essais métallurgiques. Un échantillon métallurgique de 11 tonnes a été extrait de l'un des puits d'essai en vue d'essais métallurgiques. Une étude préliminaire de délimitation de l'étendue métallurgique a été effectuée au cours de la dernière partie de 1993 sur des matériaux extraits de l'un des trous de sonde, et un programme d'essais métallurgiques a été entrepris en février 1994 sur des matériaux provenant de l'échantillon massif de 11 tonnes.

Au cours de l'été de 1994, Minera Cobre S.A. a foré un tunnel d'exploration de 145 mètres afin d'avoir accès au corps minéralisé et, en septembre et octobre 1994, elle a extrait 600 tonnes de matériaux en vue d'un essai métallurgique pilote. Une usine pilote a été exploitée avec les matériaux extraits du tunnel. Les activités de l'usine pilote se sont déroulées en deux phases : en novembre et décembre 1994, et de janvier à mars 1995. Les résultats de ces activités ont confirmé la viabilité de la méthode de traitement privilégiée.

En 1995, Minera Cobre S.A. a découvert des indices en or importants dans le chapeau de fer sus-jacent au gisement de cuivre principal, ainsi que des crédits-or payables dans le minerai de cuivre, et une zone de teneurs en or anomales parallèle au gisement de cuivre. En février 1995, l'on a entrepris un programme de travaux afin d'évaluer la rentabilité d'une opération de récupération des teneurs en or du chapeau de fer. Au total, 65 trous de sonde ont été forés, délimitant une zone de teneurs en or, pouvant avoir une valeur commerciale, au-dessus du centre du gisement de cuivre. Les essais métallurgiques ont démontré que ce matériel pourrait se prêter aux méthodes conventionnelles de traitement par lixiviation.

En 1996, l'on a entrepris un programme d'exploration régionale afin de découvrir des indices additionnels d'or dans des chapeaux de fer, des saprolites et des structures cisaillées régionales. Plus de 600 échantillons de surface ont été prélevés et de faibles indices d'or ont été découverts.

Les activités de forage en 1997 ont procédé en deux phases principales, notamment par le forage au diamant de neuf trous de sonde totalisant 655 mètres et de huit trous de sonde totalisant 684,7 mètres, respectivement. Les deux programmes étaient principalement conçus dans le but de déterminer la distribution près de la surface d'or dans le chapeau de fer. Cependant, deux trous profonds ont été forés dans le cadre du deuxième programme. Vers la fin de l'année, l'on a foré un seul trou pour recueillir un échantillon métallurgique.

Géologie et minéralisation

Le gisement de cuivre de Mantua est un enrichissement secondaire de la minéralisation de cuivre attribuable à l'altération de la minéralisation sulfurée primaire d'origine volcanogène-exhalative. Le cuivre a été lessivé à partir de traces de minéralisation sulfurée cuprifère (chalcopyrite) et redéposé sous le chapeau de fer riche en or.

La minéralisation sulfurée primaire, à la fois massive et disséminée, apparaît au sein d'une séquence de 50 à 100 mètres d'épaisseur de roches volcaniques basiques intercalées, de schistes, de grès fins et de grès. La formation de plissements et de failles de poussée au mésozoïque supérieur a surtout opéré sur les unités de calcaire plus compétent, causant des cisaillements et des brèches en grand nombre dans la séquence volcanique et sédimentaire.

Le plissement de la zone de Mantua et des roches des secteurs adjacents est considéré comme un pli synclinal et anticlinal de grande taille en forme de « S » ouvert. Le flanc Est du pli synclinal renferme la majorité de la minéralisation définie par forage. Le gisement de cuivre prend la forme de lentilles allongées orientées du nord-est au sud-est, concordant avec les formations encaissantes. Le gisement a un pendage de 50 à 70 degrés vers l'ouest et mesure 1 300 mètres.

La minéralisation non oxydée est dominée par la pyrite, accompagnée de chalcopyrite et de sphalérite. La zone du chapeau de minerai oxydé lessivé est composée d'oxydes de fer latéritiques ne renfermant essentiellement aucune trace de cuivre. La zone supergène sous le chapeau de minerai oxydée se compose principalement de chalcocite, accompagnée de cuprite, de covelline et d'un peu de cuivre natif. La zone secondaire enrichie de cuivre se divise en trois types de minerai distincts qui pourront être départagés en cours d'extraction.

ACQUISITION D'ALUMBRERA

CONTRAT D'ACHAT ET AUTRES CONTRATS

Contrat d'achat, structure des sociétés d'acquisition et de propriété

En vertu d'un contrat d'achat en vigueur le 2 avril 2003 (le *contrat d'achat*), Rio Algom a convenu de vendre à Wheaton et à l'émetteur la totalité de sa participation et de celle des membres de son groupe dans la société qui possède et exploite la mine Alumbrera, une mine d'or et de cuivre située dans la province de Catamarca, en Argentine. À la clôture de l'acquisition d'Alumbrera le 24 juin 2003, l'émetteur et Wheaton ont acquis chacun une participation indirecte de 12,5 % dans MAA, succursale constituée sous le régime des lois de l'Argentine de Minera Alumbrera Limited, société constituée sous le régime des lois d'Antigua-et-Barbuda.

La structure organisationnelle mise en place en vue d'effectuer l'acquisition d'Alumbrera a nécessité, de la part de Wheaton et de l'émetteur, l'organisation d'une société constituée sous le régime des lois du Canada, dans le cas de Wheaton (*WRM Canco*), et d'une société constituée sous le régime des lois de la province de la Colombie-Britannique, dans le cas de l'émetteur (*NNO Canco*). Wheaton détient, directement ou indirectement, 100 % de la participation dans WRM Canco et l'émetteur détient, directement ou indirectement, 100 % de la participation dans NNO Canco. WRM Canco et NNO Canco détiennent chacune une participation de 50 % dans une société d'acquisition nouvellement constituée sous le régime des lois du Canada (*Can Acqco*). WRM Canco et NNO Canco détiennent chacune directement 100 % de la participation dans deux sociétés organisées sous le régime des lois des îles Caïmans (*WRM Cayco* et *NNO Cayco*, respectivement). WRM Cayco et NNO Cayco détiennent chacune 50 % de la participation dans une société d'acquisition nouvellement constituée sous le régime des lois des îles Caïmans (*Cayman Acqco*).

Cayman Acqco a acheté à Rio Algom la totalité de ses actions du capital de Musto Explorations (Bermuda) Limited (*MEB*), ce qui équivaut à une participation de 50 % dans MEB. Canada Acqco a acheté une dette subordonnée que MAA devait à Rio Algom et qui s'élève à 71,5 millions de dollars américains. Cayman Acqco a acquis 50 % de MEB et, indirectement, 25 % de MAA. L'émetteur détient donc, indirectement, 12,5 % de la participation dans MAA.

Voici un tableau illustrant la structure de propriété décrite ci-dessus.


Wheaton River Minerals Ltd. (Wheaton) (Ontario (Canada))
Northern Orion Explorations Ltd. (l'émetteur) (Colombie-Britannique (Canada))
100 %
100 %
Wheaton River Canada Pampas Ltd. (WRM Canco) (Canada)
50 %
50 %
Northern Orion Canada Pampas Ltd. (NNO Canco) (Canada)
Canada Pampas Ltd. (Can Acqco) (Canada)
100 %
100 %
100 %
Wheaton River Cayman Pampas Ltd. (WRM Cayco) (îles Caïmans)
Northern Orion Cayman Pampas Ltd. (NNO Cayco) (îles Caïmans)
Cayman Pampas Ltd. (Cayman Acqco) (îles Caïmans)
50 %
50 %
50 %
Wheaton River (Cayman Islands) Ltd. (Wheaton Cayman) (îles Caïmans)
50 %
Musto Explorations (Bermuda) Ltd. (MEB) (Bermudes)
50 %
Minera Alumbrera Limited (MAM) (Antigua)

Le prix d'achat: rachat par le vendeur

La contrepartie totale pour l'acquisition d'Alumbrera s'élevait à 180 millions de dollars américains, dont 71,5 millions de dollars américains ont été attribués aux droits relatifs au prêt devant être cédés à Can Acqco. Rio Algom a convenu qu'une portion du prix d'achat à payer par Can Acqco et Cayman Acqco pour le compte de Wheaton et de l'émetteur pourrait être reportée (à hauteur de 30 millions de dollars américains dans le cas de l'émetteur), et devrait alors être attestée par un prêt de Rio Algom à NNO Canco. Le prêt payable par NNO Canco vient à échéance le 30 mai 2005, porte intérêt sur le capital jusqu'à concurrence de 25 millions de dollars américains au TIOL annuel sur trois mois majoré de 2 % et sur le capital impayé supérieur à 25 millions de dollars américains au TIOL annuel sur trois mois majoré de 5 % (10 % en cas de défaut), et est attesté par un billet en faveur de Rio Algom. À titre de sûreté pour le paiement de ces sommes reportées que doit payer NNO Canco, Rio Algom a grevé d'une sûreté : (i) la totalité des actions dans Can Acqco; (ii) la totalité des actions dans Cayman Acqco détenues par NNO Cayco et la dette que doit payer Cayman Acqco à NNO Cayco; et (iii) la totalité des actions dans NNO Canco et la totalité de la dette que doit payer NNO Cayco à NNO Canco. De plus : a) l'émetteur a garanti le prêt accordé à NNO Canco et est directement responsable envers Rio Algom du paiement de toute somme en défaut et de l'intérêt payable sur celle-ci au TIOL annuel sur trois mois majoré de 10 % à l'occasion (après et avant jugement) pour la période allant de l'échéance, inclusivement, à la date du règlement intégral de cette somme majorée de l'intérêt, exclusivement; et

b) une garantie à recours limité a été donnée par NNO Cayco en faveur de Rio Algom aux termes de laquelle NNO Cayco garantit la dette de NNO Canco à Rio Algom. La garantie est appuyée d'un gage sur les actions et la dette dans Cayman Acqco. Si NNO Canco ne paie pas sa portion du prix d'achat reporté, Wheaton peut acheter la dette qui y est comprise, en contrepartie du paiement à Rio Algom du solde du prix d'achat reporté que doit payer NNO Canco.

Les participations dans Alumbrera

Le financement du projet lié à la mine Alumbrera comprend actuellement trois prêts privilégiés et quatre prêts subordonnés fournis par les actionnaires de MAA et les membres de leur groupe. Rio Algom a été partie à un contrat de sûretés communes (le *contrat de sûretés communes*) daté du 26 février 2003, entre MAA, la totalité de ses prêteurs et d'autres parties. Le contrat de sûretés communes prévoit un ensemble de sûretés communes pour le bénéfice proportionnel des prêteurs de premier rang, notamment un gage des actions des actionnaires et des membres de leur groupe dans MAA et des prêts subordonnés consentis à celle-ci, et l'octroi de droits de sûreté dans tous les actifs importants de la mine Alumbrera. De plus, le contrat de sûretés communes comprend les déclarations, garanties et engagements communs liés à la mine Alumbrera, les questions liées aux sûretés communes, notamment les arrangements entre créanciers, les conditions communes préalables aux versements initial et subséquents sur les prêts privilégiés ainsi que les cas de défaut et les recours communs. Rio Algom a également été partie au contrat de restrictions sur les transferts daté du 26 février 1997, entre MAA, ses actionnaires, divers prêteurs et d'autres parties (le *contrat de restrictions sur les transferts*). Le contrat de restrictions sur les transferts contient des restrictions initiales sur les transferts de dettes et droits de sûreté dans MAA. En règle générale, sauf permission expresse contraire, un transfert de participations ou de dette subordonnée nécessite le consentement des prêteurs représentant la majorité qualifiée (les prêteurs de premier rang représentant plus de 75 % du capital impayé de la dette de premier rang) et de la Export-Import Bank of the United States.

Aux termes du contrat d'achat, Rio Algom a vendu la totalité de sa participation directe et indirecte dans la mine Alumbrera à Wheaton et à l'émetteur, ce qui comprend notamment : (i) certains droits relatifs au prêt cédés dans le cadre de la dette que MAA doit actuellement à Rio Algom, notamment ses droits et obligations aux termes de certains documents de financement (dont le contrat de sûretés communes et le contrat de restrictions sur les transferts décrits ci-dessus); (ii) les actions du capital de MEB, y compris les droits et les obligations aux termes de la convention des actionnaires de MAA, qui étaient initialement les actions de sa filiale, Rio Algom Investment Inc.; et (iii) ses droits et obligations aux termes de certains autres contrats liés à sa participation dans MEB, notamment une convention des actionnaires régissant les affaires de MEB (dans l'ensemble, la *participation dans Alumbrera*).

Convention des actionnaires de MEB

Dans le cadre de l'acquisition d'Alumbrera, la convention des actionnaires de MEB a été modifiée, de sorte que les parties à cette convention sont NNO Canco, NNO Cayco, l'émetteur, WRM Canco, WRM Cayco, Wheaton Cayman, Wheaton, Wheaton River (Alumbrera) Ltd., Can Acqco, Cayman Acqco et MEB. La convention modifiée des actionnaires de MEB régit les droits et les obligations que l'émetteur et Wheaton auront, par l'intermédiaire de leurs filiales, à l'égard l'un de l'autre en leur qualité de propriétaires véritables de 25 % et de 75 %, respectivement, des actions émises et en circulation de MEB.

La convention modifiée des actionnaires de MEB comprend les dispositions suivantes :

1. *Restriction générale* - Sauf indication contraire dans la convention, les parties et les membres de leur groupe ne peuvent vendre, céder, transférer ou autrement négocier, directement ou indirectement, les titres de participation du capital des actionnaires ou les prêts que ces derniers leur ont accordés ou encore, les titres de participation de MAA.

2. *Droit de première offre* - Sauf pour certaines aliénations permises expressément dans la convention, et sous réserve du respect de certaines conditions prescrites, l'émetteur et les membres de son groupe (le *groupe de l'émetteur*) ainsi que Wheaton et les membres de son groupe (le *groupe de Wheaton*) disposent d'un droit de première offre si une ou des parties de l'autre groupe (le *groupe vendeur*) souhaite aliéner la totalité des titres de participation des sociétés d'acquisition, de MEB ou de MAA, ou des trois, et, le cas échéant, les prêts accordés par les actionnaires à ces dernières. Ce droit est exercé dans les 30 jours suivant la réception de l'offre faite par le groupe vendeur et seulement à l'égard de la participation intégrale qu'on prévoit aliéner. Malgré ce qui précède, si la participation à aliéner est constituée de titres de participation et de prêts accordés par les actionnaires actuellement détenus par le groupe de Wheaton (avant l'acquisition d'Alumbrera), cette participation est d'abord offerte à Can Acqco ou à Cayman Acqco, selon le cas, qui est réputée, aux fins de la convention, ne pas faire partie du groupe vendeur et à l'égard de laquelle l'émetteur a renoncé à tout conflit d'intérêts, envers les personnes désignées du conseil de Wheaton.

3. *Administrateurs de MEB* - Le conseil d'administration de MEB se composera de quatre administrateurs (ce nombre pouvant être augmenté dans certaines circonstances), et l'émetteur et Wheaton seront chacun autorisés à élire le pourcentage de membres du conseil de MEM qui est le plus près du pourcentage de participation directe et indirecte du groupe de l'émetteur ou du groupe de Wheaton, respectivement, dans les actions ordinaires en circulation de MEB, à la condition que (i) le groupe détenant la participation la plus importante soit à tout moment autorisé à élire au moins une majorité simple du conseil de MEB, et (ii) du moment qu'un groupe détient, directement et indirectement, plus de 20 % des actions ordinaires en circulation de MEB, il soit autorisé à élire au moins un administrateur au conseil de MEM.

4. *Administrateurs des sociétés d'acquisition* - Le conseil d'administration de Can Acqco et de Cayman Acqco (les *sociétés d'acquisition*) est constitué de quatre et de six administrateurs, respectivement (ce nombre pouvant être augmenté dans certaines circonstances), et l'émetteur et Wheaton sont chacun autorisés à élire le pourcentage de membres du conseil qui est le plus près du pourcentage de participation directe et indirecte du groupe de l'émetteur ou du groupe de Wheaton, respectivement, dans les actions ordinaires en circulation de la société d'acquisition. Les exigences en matière de quorum et autres dispositions pertinentes sont semblables à celles du paragraphe précédent, sauf que le président (nommé par Wheaton) a un vote prépondérant.

5. *Changements fondamentaux - MEB* - Certains changements fondamentaux liés aux activités et aux affaires de MEB nécessiteront le consentement unanime de ses administrateurs, à savoir (i) la vente de titres de participation de MAA ou de prêts accordés par les actionnaires à cette dernière ou encore les autres biens ou actifs importants de MEB; (ii) sauf de la façon prévue dans la convention, l'émission de titres de participation de MEB ou de prêts accordés par les actionnaires à cette dernière, sauf au groupe de l'émetteur et au groupe de Wheaton en fonction des actions ordinaires de MEB qu'ils détiennent directement ou indirectement et pour la même contrepartie; (iii) les financements par emprunt , sauf les prêts accordés par les actionnaires à MEB, de la façon prévue dans la convention; (iv) le rachat, le remboursement ou le retrait de titres de participation en circulation de MEB ou de prêts accordés par les actionnaires à cette dernière, ou encore la déclaration ou le versement de dividendes ou les distributions faites aux actionnaires de MEB, sauf de façon proportionnelle ou conformément à la politique sur les distributions convenue à l'occasion par l'émetteur et Wheaton.

6. *Changements fondamentaux - Sociétés d'acquisition* - Certains changements fondamentaux liés aux activités et aux affaires de chacune des sociétés d'acquisition nécessiteront le

consentement unanime de leurs administrateurs, à savoir (i) l'exercice des activités ou le déroulement des affaires qui ne sont pas liés à la mine Alumbrera ou à leur participation directe ou indirecte dans MEB; (ii) la vente de titres de participation de MEB ou de prêts accordés par les actionnaires à cette dernière ou encore les autres biens ou actifs importants de MEB; (iii) la dissolution, liquidation ou réorganisation d'une des sociétés d'acquisition ou toute modification de ses statuts ou de ses règlements; (iv) la division, le regroupement ou la réorganisation des actions d'une des sociétés d'acquisition; (v) la conclusion d'une opération importante avec une personne liée; (vi) sauf de la façon prévue dans la convention, l'émission de titres de participation de la société d'acquisition ou les prêts accordés par les actionnaires à cette dernière sauf au groupe de l'émetteur et au groupe de Wheaton en fonction des actions ordinaires de la société d'acquisition qu'ils détiennent directement ou indirectement et pour la même contrepartie; (vii) les financements par emprunt, sauf les prêts accordés par les actionnaires à la société d'acquisition, de la façon prévue dans la convention; (viii) le rachat, le remboursement ou le retrait des titres de participation en circulation de la société d'acquisition ou des prêts accordés par les actionnaires à cette dernière, ou encore la déclaration ou le versement de dividendes ou les distributions faites à ses actionnaires sauf de façon proportionnelle ou conformément à la politique sur les distributions convenue à l'occasion par l'émetteur et Wheaton.

7. *Direction de MAA* - Conformément à l'article 2.01 de la convention des actionnaires de MAA, le conseil d'administration de MAA se compose de quatre membres dont deux sont nommés par MIM et deux autres par MEB. Le président (nommé par MIM) a un vote prépondérant. La convention des actionnaires de MAA prévoit également que certaines mesures fondamentales ne peuvent être prises qu'avec le consentement unanime des administrateurs de MAA. L'émetteur et Wheaton sont chacun autorisés à nommer un administrateur, à la condition que le droit de l'émetteur de nommer l'administrateur expire à la première des éventualités suivantes à survenir : (i) le groupe de Wheaton détient directement ou indirectement plus de 50 % des actions ordinaires en circulation d'une des sociétés d'acquisition; (ii) le groupe de Wheaton détient directement ou indirectement plus de 75 % des actions ordinaires en circulation de MEB; (iii) le groupe de l'émetteur cesse de détenir directement ou indirectement au moins 50 % des actions ordinaires en circulation du capital d'une des sociétés d'acquisition; (iv) le groupe de l'émetteur cesse de détenir directement ou indirectement au moins 25 % des actions ordinaires en circulation de MEB; et (v) l'émetteur viole son engagement visé dans la convention modifiée des actionnaires de MEB, selon lequel la personne désignée par l'émetteur pour faire partie du conseil de MAA vote selon les directives de Wheaton et après que Wheaton a fourni à l'émetteur une occasion raisonnable d'obtenir des conseils. À titre de précision, la personne siégeant au conseil de MAA qui a été nommée par NNO ne votera pas à moins qu'elle n'ait reçu des directives de Wheaton.

MINE ALUMBRERA

L'information de nature scientifique et technique relative au projet Alumbrera a été préparée sous la supervision de B. Terrence Hennessey, de P. Geo et de Harry Burgess, ing. de Micon International Limited (*Micon*) et est tirée d'un rapport intitulé *Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina* daté de mai 2003.

Description et emplacement des propriétés

La mine Alumbrera est constituée des cinq installations suivantes et de bureaux de soutien situés à Tucumán, à Catamarca City, à Rosario et à Buenos Aires :

- une mine à ciel ouvert, des installations de traitement et des bureaux administratifs centraux à Alumbrera, dans la province de Catamarca, ainsi qu'une canalisation du concentré en suspension de 316 kilomètres qui traverse les provinces de Catamarca et de Tucumán;

- une ligne d'énergie électrique de 220 kilovolts d'une longueur de 202 kilomètres, partant de la sous-station du projet située à El Bracho, dans la province de Tucumán;
- une station de filtration et des installations de chargement ferroviaires à Cruz del Norte, dans la province de Tucumán;
- un port, des installations de manutention et des ateliers d'entretien des trains à San Martìn, près de Rosario, dans la province de Santa Fé.

La mine à ciel ouvert est située sur une concession minière de 600 hectares à Alumbrera, près de Belen, dans le nord-ouest de l'Argentine, à 1 100 kilomètres au nord-ouest de Buenos Aires. Le bail minier octroyé à MAA englobe toutes les zones minéralisées du gisement. L'infrastructure jouxtant la mine et ses installations s'étendent sur une superficie supplémentaire de 5 200 hectares visés par un permis. La mine est située dans une vallée à l'ouest de la chaîne la plus orientale des Andes, à une altitude de 2 600 mètres au-dessus du niveau de la mer.

La mine Alumbrera traite le minerai au moyen de circuits classiques de concassage, de broyage, de flottation des sulfures et de concentration de l'or par gravité. Le concentré en suspension issu des installations de traitement est dirigé par pompage sur 316 kilomètres jusqu'à une station de filtration à Cruz del Norte. Le concentré issu de la station de filtration est expédié par la voie ferrée, sur 830 kilomètres, de Cruz del Norte, dans la province de Tucumán, à Puerto Alumbrera. Le port est situé à San Martìn, près de Rosario, dans la province de Santa Fé. Les installations d'exploitation et d'entretien portuaires sont situées sur une concession de 12 hectares qui comprend une cour de triage et environ 8200 mètres de voie ferrée. Les installations portuaires comprennent un bâtiment de déchargement de wagons et un entrepôt d'une capacité de stockage de 50 000 tonnes.

Les zones minières d'intérêt dans le district de Farallón Negro, la région qui comprend Alumbrera, se trouvent à l'intérieur d'une réserve minérale nationale de 344 kilomètres carrés et appartiennent à Yacimientos Mineros de Agua de Dionisio (*YMAD*), société minière quasi-publique, qui les administre. La concession d'exploitation minière de 20 ans qui comprend la mine Alumbrera a été accordée à MAA par YMAD aux termes d'une convention (la *convention UTE*) conclue en avril 1994, en sa version modifiée en février 1997. La convention UTE définit les rapports entre les parties, y compris les obligations en matière de redevances, et exige que la propriété des installations et de l'infrastructure soit rétrocédée à YMAD à la fin de l'exploitation.

Redevances

MAA est tenue de verser une redevance de 3 % (la *redevance Boca Mina*) au gouvernement de la province de Catamarca. La redevance est calculée en fonction de la valeur des substances minérales à la sortie de la mine après certaines déductions autorisées. MAA a commencé à verser la redevance Boca Mina en 1998. MAA a déclaré que son calcul de la redevance Boca Mina dans les flux de trésorerie prévus pour la durée de vie de la mine équivaut à une charge de 2 % à imputer à son produit, déduction faite des charges liées aux travaux de fonderie effectués à l'extérieur et au raffinage.

Aux termes de la convention UTE, MAA est également tenue de verser à YMAD une redevance correspondant à 20 % de son produit net après recouvrement du capital. Le versement de cette redevance commencera au cours de l'exercice suivant celui au cours duquel un produit net positif sera réalisé. À ce jour, aucun paiement n'a été effectué. Toutefois, aux termes d'une modification apportée à la convention UTE en 1997, MAA a versé une avance de 10 millions de dollars américains à l'égard de la redevance de 20 %. Un solde supplémentaire de deux millions de pesos a été versé au cours de l'exercice terminé le 30 juin 2003.

Accessibilité, climat, ressources locales, infrastructure et physiographie

Alumbrera est située à environ 1 100 kilomètres au nord-ouest de Buenos Aires et à six heures de l'aéroport de San Miguel de Tucumán si l'on emprunte les routes revêtues et les routes de terre qui y

mènent. Situé dans le district de Hualfin, dans le département de Belen, de la province de Catamarca, le gisement se trouve à 95 kilomètres au nord-est de la ville de Belen et à environ 50 kilomètres de route au nord-ouest d'Andalagá. L'endroit est desservi par un service aérien et par des routes praticables toute l'année. MAA dispose de vols réguliers en partance et à destination de Tucumán et de la mine et d'un transport par autocar en partance et à destination de Catamarca et de Tucumán. En moyenne, plus de 2 000 personnes sont transportées par la route et plus de 1 200 par les services aériens en partance ou à destination de la mine à tous les mois. Un service interne de transport par autobus fonctionne suivant un horaire continu et transporte le personnel entre les lieux de travail, d'hébergement et de loisirs situés sur le site de la mine.

Le climat, aride ou semi-aride, se caractérise par une topographie et une végétation comparables à celles du désert d'Arizona-Sonora. La mine Alumbrera est située près de la frontière entre les provinces physiographiques Sierras Pampeanas et Puna et la région est peu peuplée. La température moyenne est de 17 à 18 degrés Celsius et les températures minimales et maximales moyennes varient de 8 et 10 degrés Celsius à 22 et 27 degrés Celsius. La température peut atteindre -10 degrés Celsius l'hiver et 40 degrés Celsius l'été. Les précipitations moyennes sont de 160 millimètres, sous forme de pluies qui tombent surtout de décembre à mars. De petites averses de neige peuvent survenir en juillet.

L'infrastructure de la mine comprend des bureaux, un entrepôt, un laboratoire, un centre médical, un camp permanent et des ateliers. Les installations du site comprennent deux camps d'hébergement, une cantine, un établissement médical et des installations de loisirs intérieures et extérieures. La mine s'alimente en eau principalement à partir d'un champ de forage, Campo Arenal, à partir duquel l'eau est distribuée à la mine par une canalisation de 30 kilomètres. La mine dispose d'un réservoir d'eau de 1,7 million de mètres cubes. Une ligne de 220 kilovolts d'une longueur de 202 kilomètres alimente la mine en électricité à partir d'une sous-station à El Bracho, dans la province de Tucumán. La ligne d'énergie électrique, dotée de 530 pylônes de transmission, a été construite pour qu'on puisse se brancher au réseau électrique national.

Sur le plan topographique (avant le début de l'exploitation), le gisement de la mine Alumbrera était une dépression ellipsoïdale en forme de cuvette de 1 900 mètres sur 1 200 mètres orientée du nord-est au sud-ouest, entourée de crêtes formées principalement de brèches andésitiques de roches volcaniques de Farallón Negro. Le fond de la cuvette s'étend sur une superficie de 2,5 kilomètres carrés. Il se caractérise par des roches jaunâtres et rougeâtres altérées qui forment la croûte superficielle oxydée et vieillie de zones transformées par hydrothermalisme et minéralisées qui ont été facilement altérées au cours d'un passé géologique récent, ce qui a formé la cuvette.

Historique

La région d'Alumbrera est connue pour ses filons de cuivre et ses gisements d'or et d'alun depuis au moins le XIXe siècle. Une activité minière réduite s'est déroulée à la fin du XIXe siècle et au début du XXe siècle dans la partie sud des limites de la région actuelle de la mine. En 1950, le gouvernement a prélevé des échantillons des filons de Alto la Alumbrera pour en vérifier les teneurs en cuivre et en or. En 1961, la carte sur laquelle *Bajo de la Alumbrera* est citée pour la première fois a été publiée. En 1963, un levé cartographique et géochimique a permis de définir un gisement de cuivre disséminé et dispersé. En 1969, YMAD a mené une campagne de prospection géologique et géochimique poussée et a réalisé quatre forages qui ont atteint au total 226 mètres de profondeur.

De 1973 à 1976, YMAD a demandé au gouvernement national d'effectuer des études plus exhaustives. Le gouvernement, par l'intermédiaire du plan NOA MINERO (Argentine Northwest Mining) du service national des mines et de géologie, a fait un levé géophysique (polarisation induite et magnétisme) et a entamé une campagne de forage. Les forages ont été échelonnés sur plusieurs années : 5 000 mètres en 1974 et 1975 et 1 000 mètres en 1976. YMAD a cartographié et évalué les ressources à partir des trous de forage disponibles. De 1975 à 1982, les Nations Unies ont supervisé la

campagne d'exploration en cours. De 1968 à 1981, YMAD et un fabricant de matériel militaire ont poursuivi les forages de façon intermittente pour un total de 18 970 mètres et de 71 trous de forage.

De 1985 à 1988, YMAD a étudié l'exploitation à ciel ouvert et la lixiviation en tas du minerai de la zone oxydée centrale riche en or. Des forages supplémentaires atteignant au total 1 283 mètres, d'une moyenne de 50 mètres par forage, ont été pratiqués. Des études de faisabilité ont été effectuées en 1986 et en 1988.

De 1992 à 1993, une autre étude de faisabilité a été effectuée. L'exploration de la géologie comprenait des levés géotechniques, un programme de reprise de la diagraphie des carottes et une campagne de sondage au diamant, des évaluations minéralogiques et une réinterprétation complète de la géologie du gisement. Un modèle de blocs des teneurs en métaux et de la géologie du gisement a été élaboré.

En octobre 1994, MAA a mené une campagne de forage au diamant de 20 trous, pour un total de 8 000 mètres. Les forages ont été concentrés sur le flanc sud du corps minéralisé et dans la région devant être exploitée au cours des cinq premières années de l'exploitation à ciel ouvert. En 1995, MAA a entamé des activités d'exploitation minière dans la région de la mine. En août 1997, la mise en service du projet a débuté par le traitement du premier minerai extrait de la mine. En décembre 1999, la mine est passée au stade de la production et des essais de rendement ont été réalisés selon les conditions fixées pour le financement du projet.

En 1990, MEB a négocié avec YMAD une participation dans le projet, qui a fait de MAA l'entité chargée d'exploiter le gisement en 1993. MIM a acquis une participation de 50 % dans MAA en 1994. MEB, avec sa participation restante de 50 % dans MAA, a par la suite été acquise par Rio Algom et North Ltd. en 1995. Rio Tinto plc (*RTP*) s'est portée acquéreur de North Ltd. en août 2000. Billiton a acquis Rio Algom Ltd. en octobre 2000. BHP et Billiton ont fusionné en 2001 pour créer BHP Billiton. Wheaton s'est portée acquéreur de la participation de 25 % de RTP en mars 2003.

CADRE GÉOLOGIQUE

Géologie régionale

La mine Alumbrera s'est déposée dans la coulée de lave et dans le complexe bréchique Farallón Negro-Capillitas à la fin du Miocène, dans la Sierra de Capillitas. Ce volcanisme calco-alcalin à forte teneur en potassium, à shoshonites ou à banakites, constitue l'expression la plus orientale du volcanisme lié à la subduction qui semble s'être produite dans les zones à failles tabulaires sur le socle cristallin paléozoïque, le long de la Cordillère des Andes, à la fin du Miocène. Le complexe Farallón Negro se trouve près de la limite de segments presque plats et plongeant de 30 degrés vers l'est de la Nazca Plate en subduction, une discordance mise en évidence par la limite est-ouest entre les provinces Puna et Sierras Pampeanas, par un rejeton latéral droit de 50 kilomètres dans la crête des Andes et par une orientation d'est en ouest de volcans du Néogène de la chaîne Ojos de Salado, à l'ouest d'Alumbrera et du centre Farallón Negro.

Alumbrera et son stratovolcan hôte se trouvent entre deux linéaments orientés vers le nord-est, Hualfin et Aconquija, qui pourraient présenter des traces de volcanisme et de minéralisation localisés dans leurs fractures d'extension. Le volcanisme est régi par des roches tectoniques sénestres de transtension, le long d'un important linéament orienté vers le nord-ouest. Le complexe volcanique et intrusif Farallón Negro est un stratovolcan qui a mesuré jusqu'à 6 kilomètres de hauteur et environ 16 kilomètres de diamètre et qui était formé d'andésites à pyroxène à tendance mafique qui se sont transformées en andésites et en dacites contenant plutôt du hornblende et de la biotite. Le volcanisme a été suivi par le dépôt des porphyres à dacite liés à la minéralisation. L'emplacement des porphyres à dacite coïncide avec les centres éruptifs de l'ancien stratovolcan à andésite-dacite, dont ils ont pénétré les racines.

Géologie du gisement

Les porphyres à dacite alcalins d'Alumbrera ont pénétré, il y a environ 8millions d'années, les racines du volcan Farallón Negro. La circulation hydrothermale à grande échelle provoquée par l'intrusion a entraîné une altération et une minéralisation des porphyres et des roches hôtes volcaniques. Une érosion ultérieure a découvert la partie supérieure du volcan ainsi que son réseau porphyrique à un niveau qui se prête à l'extraction. Les roches exposées à la surface étaient à l'origine situées à une profondeur d'environ 2,8 kilomètres, sous une pression géostatique de 0,6 à 0,8 kilobar.

Les roches hôtes de Farallón Negro sont des coulées autobréchifiées à environ 90 %, dans une séquence litée épaisse d'andésite potassique faiblement à fortement porphyrique, peu à fortement détritique. Les coulées lithiques et non porphyr iques forment les 10 % restants.

Les principales roches minéralisées d'Alumbrera sont constituées d'une série d'intrusions porphyriques. Au total, on a localisé sept intrusions porphyriques distinctes, qui forment des stocks (unités les plus anciennes) et des corps comparables à des filons rocheux intrusifs (unités les plus récentes) qui se rendent jusqu'à la limite extrême du gisement, certains filons rocheux intrusifs formant une structure radiale autour des stocks centraux. On peut distinguer les unités à porphyre par leur teneur en phénocristaux, mais ils sont surtout classés en fonction de leurs relations intrusives transversales. Sur le plan géochimique, les dacites sont typiques des roches ignées potassiques liées à la subduction (shoshonites) provenant de dispositions en arc continentales évoluées.

Exploration

Les droits miniers de la mine Alumbrera détenus par MAA sont limités à un rectangle de 2 000 mètres sur 3 000 mètres (600 hectares) à peu près centré sur la mine à ciel ouvert. Cette région, désignée comme la région du contrat, dépasse légèrement les dimensions limites de la bordure de la carrière. Aucune exploration n'est menée par MAA à l'extérieur de la région du contrat.

La minéralisation connue dans la carrière a été entièrement délimitée vers le nord-ouest et le sud-est. Cependant, vers le nord-est, dans la direction du concasseur, et vers le sud-ouest, la minéralisation est coupée par des failles parallèles à l'orientation dominante du faillage. Il se peut qu'il reste à découvrir une petite minéralisation dans ces régions s'il est établi qu'elles se trouvent affaissées par le jeu des failles.

Depuis 1999, les travaux d'exploration dans la région du contrat de MAA ont été réduits. En 2002, on a fait un levé géophysique peu important par polarisation induite en vue de trouver des sulfures disséminés dans ces régions. Les résultats n'étaient pas disponibles au moment de la visite de Micon, mais il est à prévoir que certains sondages au diamant seront nécessaires pour vérifier ce potentiel. On ne prévoit pas ici de découvertes importantes pouvant avoir une incidence significative sur le projet.

Étant donné que la région visée par les droits miniers du projet est très limitée et qu'elle est dominée par la mine à ciel ouvert, on ne prévoit pas y faire d'autres travaux d'exploration. Toute exploration par MAA à l'extérieur de la région du contrat nécessiterait la conclusion d'une nouvelle convention avec YMAD.

Minéralisation

La minéralogie du minerai primaire (non altéré) est constituée de chalcopyrite (± bornite), d'or natif et de pyrite. L'or se trouve surtout dans la chalcopyrite. Les teneurs en or concordent étroitement avec les teneurs en cuivre dans la minéralisation originelle et les ratios sont très constants dans l'ensemble du gisement.

Les teneurs en or concordent avec la lithologie. Les teneurs cupro-aurifères les plus élevées sont associées à une intense altération potassique (quartz-magnétite) de deux intrusions porphyriques minéralisées parmi les plus anciennes et se trouvent dans des andésites altérées adjacentes à biotite

ou à feldspath potassique. Les porphyres plus récents sont moins minéralisés ou stériles. La majeure partie du cuivre est primitif et se trouve sous forme de chalcopyrite dans des grains disséminés et des filonnets. La présence de cuivre et d'or a été confirmée par la présence d'or en association avec de la pyrite-chalcopyrite-magnétite ancienne, sous forme de grains d'or libre d'une granulométrie de 10 à 50 micromètres.

La présence d'or dans la chalcopyrite, avec de la magnétite et de la pyrite, indique que l'or a probablement été transporté par les mêmes liquides que les autres métaux et que ce liquide est oxydé. L'oxydation près de la surface et l'enrichissement supergène semblent limités à la mine Alumbrera. Par conséquent, la minéralisation sulfurée économiquement exploitable remonte presque jusqu'à la surface.

La partie supérieure du corps minéralisé a été altérée et se divise en deux zones distinctes, soit une zone supérieure mince et lessivée et une zone inférieure enrichie en sulfures. La zone lessivée contient des minéraux de cuivre oxydés et carbonatés, y compris des espèces solubles. Les teneurs en or semblent peu modifiées par le lessivage. La zone enrichie en sulfures est complexe et renferme, en différentes proportions, de la chalcocite, de la covellite, du cuivre natif et de la chalcopyrite. L'intensité de la chalcocite diminue en profondeur et est inexistante dans le minerai non altéré (primitif). Le lessivage et l'oxydation près de la surface ne dépassent généralement pas 30 mètres de profondeur. Au-delà, l'oxydation, rare et irrégulière, est attribuée à une perméabilité accrue causée par une fracturation et un faillage locaux. La zone sous-jacente correspondante d'enrichissement supergène est irrégulière dans son développement, se trouvant à des profondeurs atteignant 150 mètres à certains endroits et étant à peine reconnaissable ailleurs.

Forage

La mine Alumbrera a fait l'objet de travaux exécutés par au moins quatre sociétés et de nombreuses campagnes de forage depuis que YMAD a lancé les travaux en 1969. Des forages à circulation inverse et des forages au diamant ont été pratiqués, mais la base de données est surtout composée de données sur des carottes de sondage au diamant. Les campagnes de sondage au diamant ont été menées au moyen de carottes de tailles NQ et HQ (carottes d'un diamètre de 47,6 millimètres et de 63,5 millimètres, respectivement).

On a pratiqué 270 forages sur une grille fictive de 50 mètres sur 50 mètres à l'échelle du gisement. Cependant, du fait de la longueur limitée de certains trous, cette densité diminue quelque peu dans les endroits les plus profonds de la carrière. Les trous ont tous été forés sur des sections orientées N75°/N255°, à des pendages allant de la verticale à -60°. On a choisi cette orientation de manière à suivre le mieux possible les failles en fonction de l'orientation de la faille dominante, bon nombre d'entre elles ayant été soumises à un important déplacement après la minéralisation ou régissant l'intrusion du porphyre hôte et des liquides minéralisés.

Après la campagne de forage de délimitation de la ressource de 1998-1999, il est apparu clairement qu'il fallait effectuer d'autres forages pour accroître la densité des données aux cotes plus profondes de la mine. Ces forages étaient nécessaires afin que l'on puisse améliorer les facteurs de contrôle géologique du modèle et faire passer certaines ressources indiquées à la catégorie de ressources mesurées selon les modèles utilisés pour effectuer une estimation des ressources minérales et des variances du krygeage constatées lors de l'interpolation des teneurs. Il a été décidé de forer 14 autres trous pour définir les endroits présentant un faible degré de confiance. Ces forages ont été faits récemment mais ne sont pas inclus dans l'estimation des réserves de juin 2002. Il n'existe pas de raison connue de poursuivre le forage de la ressource existante. De petits travaux de forage de reconnaissance sont encore nécessaires près des limites de la carrière.

Échantillonnage et analyse

Des échantillons de reconnaissance sont sciés (carottes) ou divisés (circulation inverse) et envoyés chez ALS Chemex (*ALS*) à Mendoza en vue de leur préparation complémentaire et de leur analyse, après quoi les résultats des analyses sont communiqués par ALS.

Les échantillons de reconnaissance ont fait l'objet d'un dosage de l'or à l'aide d'une pyroanalyse sur 50 grammes avec, pour finir, une analyse spectrométrique par absorption atomique après digestion de la perle par de l'acide nitrique et de l'eau régale. Cette méthode comporte une limite de détection de 0,01 partie par million et convient aux faibles teneurs en or observées à Alumbrera. Les échantillons ont fait l'objet d'un dosage du cuivre et de l'argent au moyen d'une digestion à l'acide mélangé avec de l'eau régale et d'une détermination des éléments par spectrométrie d'absorption atomique par la flamme. La limite de détection du cuivre et de l'argent par cette méthode est de 100 parties par million et de 1,0 partie par million, respectivement. Les teneurs en argent n'ont pas été contrôlées par des méthodes de pyroanalyse étant donné qu'elles ne figurent pas dans les réserves de minerai et qu'elles représentent une partie peu importante de la valeur des minéraux extraits.

Des analyses des éléments mineurs ont été faites régulièrement sur environ 10 % des échantillons afin de déterminer les teneurs en éléments d'intérêt du fond géochimique dans le minerai et autour de la roche stérile du corps minéralisé. Ces analyses visaient à déterminer les quantités limites de métaux potentiellement toxiques susceptibles d'être rejetés dans l'environnement. On a prélevé de façon aléatoire des échantillons pour doser l'antimoine, l'arsenic, le bismuth, le cadmium, le plomb, le mercure, le molybdène, le sélénium, le tellurium et le zinc. D'autres échantillonnages ont été faits dans des régions reconnues comme comportant des filons contenant du plomb et du zinc.

On a aussi fait l'analyse de soufre et des sulfates afin d'évaluer la quantité de pyrite dans le gisement de manière à pouvoir mieux prédire le risque d'eau d'exhaure acide ainsi que les charges des cuves de dégrossissage-nettoyage dans le concentrateur quand on traite certains types de minerai. Le dosage du soufre s'est fait par détection infrarouge Leco d'anhydride de souffre à partir de la combustion de sulfures.

Carottes de sondage

Au cours de la diagraphie, le géologue de MAA choisit les parties de chaque trou à échantillonner en se fondant principalement sur la minéralisation. À l'aide d'une inspection visuelle, on évalue l'emplacement de la teneur limite en cuivre de 0,15 % et on commence l'échantillonnage environ 50 mètres avant cette position. Les échantillons ont été prélevés à trois mètres d'intervalle sans qu'on tienne compte des contacts lithologiques et de la variation géologique dans la carotte. Une fois sélectionnée, la carotte à échantillonner a été tranchée en deux à la scie au diamant et la moitié de la carotte a été conservée pour qu'on puisse s'y reporter ultérieurement. Tous les travaux d'échantillonnage et de stockage des carottes ont eu lieu à l'installation de diagraphie des carottes.

Échantillons prélevés par circulation inverse

Les échantillons des forages par circulation inverse ont été recueillis sur place, là où se trouvait l'appareil de forage, à trois mètres d'intervalle après avoir été divisés dans la proportion de 3 pour 1 par l'échantillonneur. Le plus petit échantillon a été expédié pour être analysé et la fraction la plus importante conservée sur place pour la durée de la campagne de forage, afin que l'on puisse fournir d'autres échantillons pour les analyses de contrôle ou les essais de flottation à réaliser à petite échelle. La fraction la plus importante a été éliminée à la fin de chaque campagne.

Échantillonnage des trous de mine

MAA échantillonne tous les trous de mine de la mine à ciel ouvert, sauf lorsque le contremaître géologue juge inutile de le faire, par exemple, dans le cas de trous en double ou de trous trop

rapprochés. On prélève un échantillon par trou du cône de déblais entourant la masse-tige. Pour prélever l'échantillon, on trace deux rainures opposées dans le cône sur toute sa profondeur, jusqu'à la base. On prélève un échantillon de 15 à 20 kilogrammes d'un côté de chaque rainure. Les échantillons sont séparés dans un diviseur Gilson et expédiés au laboratoire de la mine. À tous les cinq échantillons prélevés de certaines zones de la carrière Alumbrera, un deuxième échantillon séparé est tiré du diviseur Gilson et expédié à ALS pour qu'une analyse de contrôle soit effectuée.

Qualité des échantillons

Le programme mis en œuvre pour contrôler la qualité de la base des données sur les analyses comporte les mesures suivantes :

- l'utilisation de normes internes par le laboratoire;
- l'utilisation d'échantillons types intégrés par MAA pour chaque lot d'échantillons;
- la reprise régulière de l'analyse des pulpes par le laboratoire;
- la reprise de l'analyse des pulpes à la demande de MAA;
- l'analyse de contrôle de pulpes choisies de façon aléatoire par un deuxième laboratoire;
- le rééchantillonnage d'un quart de carotte, à certains intervalles d'échantillonnage, mélangé à chaque lot.

Des protocoles de validation des données sont intégrés au système de saisie des données employé par MAA pour éviter des erreurs de validation de la profondeur des trous, de chevauchement des intervalles des opérations de diagraphie et d'échantillonnage ou de désignation des trous.

Sécurité des échantillons

L'installation de diagraphie et d'entreposage des carottes de MAA est située dans le groupe de bâtiments comprenant le bâtiment administratif et l'entrepôt jouxtant le concentrateur. Ces installations sont situées à environ un kilomètre derrière la guérite de sécurité de la mine, qui est gardée 24 heures sur 24, 365 jours par an. On évite ainsi l'entrée de personnes qui ne font pas partie du personnel de MAA. Les échantillons de reconnaissance sont expédiés de cet endroit par des camions de livraison de la mine à horaire fixe qui livrent des fournitures générales.

Réserves de minerai et ressources minérales

La totalité des données relatives aux réserves de minerai et aux ressources minérales présentées dans les présentes à l'égard de la mine Alumbrera sont évaluées selon la version actuelle (1999) du code australien sur le rapport des ressources minérales et des réserves de minerai (le *code JORC*), les normes australiennes ainsi que les normes RTP établies à l'échelle internationale. Les définitions qui suivent sont tirées du code JORC et sont différentes de celles semblables adoptées par l'Institut canadien des mines et de la métallurgie (*ICM*) à titre de normes relatives aux définitions des ressources minérales et des réserves, lesquelles définitions figurent dans le présent prospectus à la rubrique « Glossaire de termes miniers ».

Le terme *ressource minérale* désigne la concentration ou la venue d'une matière qui présente un intérêt économique intrinsèque, qui se trouve dans la croûte terrestre ou sur celle-ci et dont la forme et la quantité sont telles qu'elle présente des perspectives raisonnables d'extraction rentable. L'emplacement, la quantité, la teneur, les caractéristiques géologiques et la continuité de la ressource minérale sont connus, estimés ou interprétés à partir de preuves et de connaissances géologiques spécifiques. Les ressources minérales sont subdivisées, en ordre croissant de niveau de confiance géologique, en ressources présumées, indiquées et mesurées.

Le terme *ressource minérale présumée* désigne la partie de la ressource minérale dont on peut estimer avec peu de confiance la quantité, la teneur et le contenu minéral sur la base de preuves géologiques

et de la continuité, présumée mais non vérifiée, de la géologie et des teneurs. L'estimation est fondée sur des renseignements recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages pouvant être limités ou de qualité et de fiabilité incertaines.

Le terme *ressource minérale indiquée* désigne la partie de la ressource minérale dont on peut estimer la quantité, la densité, la forme, les caractéristiques physiques, la teneur et le contenu minéral avec un niveau de confiance raisonnable. L'estimation est fondée sur des renseignements relatifs à l'exploration, aux échantillonnages et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages qui sont trop éloignés les uns des autres ou trop mal espacés pour confirmer la continuité de la géologie et des teneurs, mais qui sont suffisamment rapprochés pour que l'on puisse présumer de la continuité.

Le terme *ressource minérale mesurée* désigne la partie de la ressource minérale dont on peut estimer la quantité, la densité, la forme, les caractéristiques physiques, la teneur et le contenu minéral avec beaucoup de confiance. L'estimation est fondée sur des renseignements détaillés et fiables relatifs à l'exploration, aux échantillonnages et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages qui sont assez près les uns des autres pour confirmer la continuité de la géologie ou des teneurs, ou des deux.

Le terme *réserve de minerai* désigne la partie économiquement exploitable des ressources minérales mesurées ou indiquées. Le terme comprend les matériaux de dilution et les déductions pour pertes susceptibles de survenir quand la matière est extraite. Des évaluations appropriées, qui peuvent comprendre des études de faisabilité, ont été effectuées; elles tiennent compte des facteurs d'exploitation et de commercialisation et des facteurs métallurgiques, économiques, juridiques, environnementaux, sociaux et gouvernementaux dont on peut présumer de façon réaliste, ainsi que des modifications apportées aux évaluations par ces facteurs. Ces évaluations démontrent qu'au moment du rapport, l'extraction pouvait être raisonnablement justifiée. Les réserves de minerai sont subdivisées par ordre croissant de confiance en réserves probables et en réserves prouvées.

Le terme *réserve de minerai probable* désigne la partie économiquement exploitable d'une ressource minérale indiquée et, dans certains cas, d'une ressource minérale mesurée. Le terme comprend les matériaux de dilution et les déductions pour pertes susceptibles de survenir quand la matière est extraite. Des évaluations appropriées, pouvant comprendre des études de faisabilité, ont été effectuées; elles tiennent compte des facteurs d'exploitation et de commercialisation et des facteurs métallurgiques, économiques, juridiques, environnementaux, sociaux et gouvernementaux dont on peut présumer de façon réaliste, ainsi que des modifications apportées aux évaluations par ces facteurs. Ces évaluations démontrent qu'au moment du rapport, l'extraction pouvait être raisonnablement justifiée.

Le terme *réserve de minerai prouvée* désigne la partie économiquement exploitable d'une ressource minérale mesurée. Le terme comprend les matériaux de dilution et les déductions pour pertes susceptibles de survenir lors de l'extraction. Des évaluations appropriées, pouvant comprendre des études de faisabilité, ont été effectuées; elles tiennent compte des facteurs d'exploitation et de commercialisation et des facteurs métallurgiques, économiques, juridiques, environnementaux, sociaux et gouvernementaux dont on peut présumer de façon réaliste, ainsi que des modifications apportées aux évaluations par ces facteurs. Ces évaluations démontrent qu'au moment du rapport, l'extraction pouvait être raisonnablement justifiée.

Le tableau ci-dessous présente les réserves de minerai de la mine Alumbrera au 31 décembre 2002 :

Réserves de minerai d'Alumbrera au 31 décembre 2002[(1)]

Matériau	Catégorie	T (M)	Au (g/t)	Cu (%)	Contenu en Au (Moz)	Contenu en Cu (Mt)
Sur place	Prouvées	234	0,68	0,58	5,08	1,360
	Probables	23	0,49	0,47	0,36	0,108
	Total	257	0,65	0,57	5,44	1,468
Piles de minerai	Prouvées	111	0,41	0,36	1,46	0,400
	Probables	0	0	0	0	0
	Total	111	0,41	0,36	1,46	0,400
Total	Prouvées	345	0,59	0,51	6,54	1,760
	Probables	23	0,49	0,47	0,36	0,108
	Total	368	0,58	0,51	6,90	1,868

(1) Les réserves de minerai pour la mine Alumbrera présentées dans le tableau ci-dessus ont été préparées par MAA. Les réserves de minerai sont classées en réserves prouvées et probables suivant le code JORC.

Il n'y a actuellement aucune ressource minérale à déclarer pour la mine Alumbrera.

TRAITEMENT DES MINÉRAUX ET ESSAIS MÉTALLURGIQUES

La minéralogie économique du minerai primitif non altéré est constituée de chalcopyrite, d'or natif et de pyrite ayant une relation texturale simple. La chalcopyrite est présente dans des grains disséminés et des filonnets; il y a concordance entre les teneurs en cuivre et en or, l'or se présentant sous la forme de grains libres ou, plus souvent, sous forme d'inclusions dans la chalcopyrite. Comme il s'agit d'un gisement cupro-aurifère à porphyres classique, on s'attend à ce que le minerai réagisse à un procédé classique de flottation des sulfures pour extraire le concentré de cuivre qui contient l'or.

Comme le projet en est à sa cinquième année complète de production, un vaste éventail d'essais métallurgiques et d'expériences pratiques sont disponibles et prévus, dont des études de faisabilité initiales, des essais à l'échelle pilote et des études de procédés en laboratoire, l'optimisation de procédés en laboratoire et à l'échelle de l'usine après la mise en service, des essais de laboratoire et des études de simulation après la mise en service visant à appuyer la planification et le développement stratégiques.

Les essais métallurgiques de l'étude de faisabilité ont confirmé la susceptibilité du corps minéralisé au traitement classique du porphyre cuprifère. Bien que le programme n'ait peut-être pas été aussi systématique dans la détermination de la réaction métallurgique du corps minéralisé que dans le cas d'autres projets comparables, Micon estime que les essais ont bien tenu compte des problèmes prévus et ont permis d'établir des critères convenant à la conception des procédés. L'expérience pratique a généralement confirmé la justesse de ces critères jusqu'à présent.

MAA a décidé, en 2001, d'installer une troisième ligne de broyage et un circuit de concassage des galets afin de maintenir comme prévu la production de concentré à plus faible teneur en minerai sur la durée de vie de la mine. Selon l'expérience pratique acquise jusqu'à présent, MAA n'a pas accru la capacité du circuit de flottation ni celle d'autres secteurs.

Avec les essais de l'étude de faisabilité, les résultats d'exploitation obtenus après la mise en service et l'optimisation des procédés, il semble qu'un programme approprié et complet d'essais et d'études ait été réalisé pour soutenir l'expansion récente et le plan de la mine sur sa durée prévue.

EXTRACTION ET CONCENTRATION

Des techniques courantes d'extraction par camions et pelles sont employées à la mine à ciel ouvert, des pelles de 42 mètres cubes et des camions de transport de 220 tonnes servant à déplacer le minerai et les résidus miniers. L'exploitation de la mine se fait par gradins de 17 mètres, au moyen d'un contre-perçage de 2 mètres, qui conviennent à la dimension du matériel nécessaire pour atteindre le taux de production prévu.

Les réserves minérales actuelles ont un faible ratio déchets-minerai, soit de 1,8 pour 1. L'exploitation de la mine se fait à une teneur limite élevée qui, sur la durée de vie de la mine, baisse pour passer à la teneur limite économique. Cette pratique exige l'empilement d'une certaine partie du minerai pour qu'elle soit traitée ultérieurement. La teneur moyenne des réserves est de 0,51 % de cuivre et de 0,58 gramme d'or par tonne.

Au cours de l'exercice 2002, le taux d'extraction a légèrement dépassé 300 000 tonnes par jour, pour un total d'environ 112 millions de tonnes de matériaux extraits, soit approximativement 39 millions de tonnes de minerai et 73 millions de tonnes de résidus. L'extraction de matériaux devrait augmenter pour passer en moyenne à 355 000 tonnes par jour, ce qui représente environ 130 millions de tonnes par an, pour les exercices 2004 à 2007. Après 2007, le décapage de résidus diminuera considérablement.

MAA emploie environ 800 employés permanents et 400 entrepreneurs, dont environ 500 employés et 200 entrepreneurs qui travaillent au service d'exploitation minière. L'Argentine est un pays au taux de syndicalisation élevé, où se trouvent des syndicats sectoriels et qui compte des conventions collectives très normatives. MAA a collaboré étroitement avec les représentants du syndicat et du ministère du Travail de l'Argentine pour négocier une première convention collective avec un seul syndicat. Cette convention a été renégociée la deuxième année, ce qui a mené à la conclusion d'une convention collective de quatre ans novatrice et souple, qui a été renouvelée en 2003 pour une autre période de quatre ans.

L'usine initiale utilise un circuit classique de flottation du cuivre porphyrique, muni de matériel éprouvé à grande échelle. L'usine fabrique deux produits, un concentré par flottation du cuivre contenant la majeure partie de l'or et des lingots d'or argentifère à partir d'une extraction gravitaire d'or libre à gros grains. La capacité initiale de traitement du projet était de 80 000 tonnes par jour et comptait un taux d'utilisation de 94 %, ce qui équivaut à 29,2 millions de tonnes par an. Des dispositions ont été prises pour porter cette quantité à 100 000 tonnes par jour au moyen de l'ajout d'une troisième ligne de broyage, afin de maintenir la production de métaux malgré la diminution de la teneur du minerai.

MAA a porté la capacité de l'usine initiale à environ 100 000 tonnes par jour au moyen de l'ajout du troisième circuit de broyage, tout en utilisant un matériel plus petit que celui qui était déjà installé. L'agrandissement a aussi comporté un circuit de broyage à galets pour traiter le matériau de taille critique provenant des broyeurs semi-autogènes, dont environ 1 à 1,5 million de tonnes, à 0,4 % de cuivre, avait déjà été accumulé. Le taux d'utilisation prévu pour 2003 est fixé à 93 % et passera à 94 % en 2007.

MAA prévoit que les broyeurs à boulets limiteront le débit après l'expansion du circuit, notamment dans le cas du minerai plus mou. Bien que le circuit de flottation-nettoyage représente une contrainte à l'alimentation en métaux, ce ne sera pas un problème, sauf dans le cas du minerai le plus mou à forte teneur, étant donné que le minerai à faible teneur compensera le débit accru. MAA n'a pas repéré d'autres secteurs qui exigent d'être agrandis, bien qu'elle reconnaisse la nécessité d'accroître le taux d'utilisation de la plupart des secteurs.

Le minerai extrait est broyé dans un concasseur giratoire de 1540 millimètres sur 2 770 millimètres. Le minerai concassé est acheminé par convoyeur sur 1,7 kilomètre vers une aire de stockage d'une capacité utile de 80 000 tonnes. Le minerai est prélevé du stock par des distributeurs à palettes métalliques pour être acheminé sur des convoyeurs alimentant trois circuits de broyage parallèles. Les deux lignes de broyage d'origine sont constituées chacune d'un broyeur semi-autogène de 11 mètres de diamètre et de 5,14 mètres de longueur et de deux broyeurs à boulets de 6,1 mètres de diamètre et de 9,34 mètres de longueur fonctionnant dans un circuit fermé pourvu d'hydrocyclones. La troisième ligne de broyage, mise en service en août 2002, comprend un broyeur semi-autogène de 8,53 mètres de diamètre et de 4,27 mètres de longueur et un broyeur à boulets de 5,03 mètres de diamètre et de 8,84 mètres de longueur, les deux étant des appareils d'occasion réusinés. La pratique

courante a été de retirer et d'empiler les galets d'une granulométrie inférieure à 35 millimètres de la chambre de décharge du broyeur semi-autogène quand on traitait du minerai dur à un débit moindre. En août 2002, on a mis en service un circuit de concassage des galets empilés et des galets nouvellement générés, selon les besoins. Les galets sont acheminés par un réservoir intermédiaire dans un concasseur fonctionnant en circuit ouvert et les galets concassés sont acheminés par un réservoir intermédiaire vers les trois convoyeurs d'alimentation du broyeur semi-autogène.

Le minerai déchargé des broyeurs semi-autogènes et à boulets est acheminé par pompage vers un groupe d'hydrocyclones, soit un groupe pour chaque broyeur à boulets. La sous-verse des hydrocyclones se décharge vers l'alimentation du broyeur à boulets, dont une petit partie est détournée par deux concentrateurs centrifuges par gravité pour chaque groupe, afin d'en extraire l'or libre à gros grains. La surverse des hydrocyclones passant à 80 % à 150 microns est acheminée par gravité vers le circuit de flottation. Le concentré obtenu par gravité est transféré dans un atelier sécuritaire d'affinage de l'or, où il est lavé et fondu en lingots avec des fondants.

Après avoir été conditionnée par des réactifs, la surverse des hydrocyclones passe dans un circuit de flottation-dégrossissage constitué de 32 100 mètres cubes de cellules de flottation mécanique. MAA a conclu que la capacité des cellules de dégrossissage est suffisante pour faire face au débit accru. Le concentré issu du dégrossissage est broyé à nouveau dans un ou deux broyeurs à boulets de 5,0 mètres de diamètre et de 7,32 mètres de longueur, dans un circuit fermé pourvu d'hydrocyclones et de concentrateurs centrifuges par gravité pour accroître l'extraction d'or libre. Le concentré de dégrossissage rebroyé passe dans une section de flottation-nettoyage, constituée de 14 cellules de flottation pneumatique disposées pour un lavage en deux temps et d'une cellule d'épuisement et de nettoyage, le tout en circuit fermé. Le concentré issu de la deuxième étape du lavage représente le produit final et les résidus miniers de la cellule d'épuisement et de nettoyage sont renvoyés dans le circuit de dégrossissage même si, selon la façon dont elles ont été mises en service, ces cellules fonctionnaient en circuit ouvert pour produire les résidus finaux.

La teneur en solides du concentré final est portée à 63 % dans deux épaississeurs de 0,30 mètre de diamètre, le concentré étant stocké dans des réservoirs intermédiaires avant d'être envoyé par pompage dans une canalisation de 175 millimètres de diamètre et de 316 kilomètres de longueur vers la station de filtration de MAA, située près de Tucumán. Les pompes volumétriques de la mine et deux stations relais élèvent le concentré à une hauteur suffisamment élevée pour qu'il circule par gravité sur 150 kilomètres jusqu'à la station de filtration. À cette station, le concentré est stocké dans des réservoirs intermédiaires et épaissi avant de passer dans trois filtres-presses à bande continue de 120 mètres cubes, qui ramènent sa teneur en eau à 7,5 %. Les filtres se déchargent dans un entrepôt, où une chargeuse à benne frontale récupère le gâteau de filtration pour le transporter par rail sur 830 kilomètres jusqu'au port situé près de Rosario.

Les résidus miniers de l'atelier de traitement circulent dans une canalisation à écoulement libre sur 8,5 kilomètres jusqu'à une digue centrale artificielle, construite en travers du canyon Vis Vis. La répartition des résidus se fait par contrôle du débit le long de la face amont de la digue. L'eau surnageante est renvoyée par pompage à l'atelier de traitement et les eaux de ruissellement sont recueillies en aval de la digue pour y être renvoyées par pompage. La digue est aménagée avec la roche résiduelle, son âme étant constituée de matières choisies, et restera un important coût en capital tout au long de la vie de la mine. MAA a retenu les services de Knight Piesold comme conseiller pour la gestion de la digue à stériles et le contrôle de la qualité de l'ouvrage.

MARCHÉS ET CONTRATS B VENTE

MAA a pour objectif de vendre de 90 % à 95 % de son concentré aux termes de contrats cadres, le reste devant être offert sur le marché au comptant. On devrait ainsi réduire les charges moyennes annuelles de traitement et d'affinage et jouir à court terme d'une souplesse de production, de vente et de revenu par rapport au budget.

La vente et la commercialisation se font à partir des installations portuaires avec un conseiller spécialisé dont les services sont retenus pour des contrats annuels visant plus de 30 000 tonnes. Les services de MIM Japan ont été retenus aux termes d'une convention d'agence commerciale négociée pour des contrats annuels en Extrême-Orient et sa connaissance du marché en général dans cette région.

En mai 2002, MAA a déclaré avoir conclu treize contrats cadres pour la vente de son concentré, dont trois avec des courtiers et trois autres contrats à long terme (deux courtiers et un fondeur), dans le but de répondre à la production accrue prévue par le plan de la mine. L'engagement annuel le plus bas est de 10 000 à 40 000 tonnes et le plus important, de 100 000 tonnes. La date d'expiration d'un contrat qui est la plus rapprochée est le 31 décembre 2003 et la plus éloignée, le 30 septembre 2008. Les fonderies sont situées en Europe, en Inde, en Extrême-Orient, au Canada et au Brésil.

INCIDENCES ENVIRONNEMENTALES

Obtention des permis

Le principal permis environnemental est le rapport d'impact environnemental initial (le *RIE*), qui a été dressé conformément aux lignes directrices de 1988 de la Banque mondiale et approuvé en 1997 dans le cadre du processus d'approbation du projet. Aux termes de la convention UTE, il incombe à MAA d'honorer les engagements pris dans le RIE et d'acquitter le coût de restauration des lieux et de fermeture. À l'heure actuelle, MAA ne viole aucun engagement important. Le RIE doit être mis à jour tous les semestres sous la forme de deux rapports distincts à faire approuver par les autorités provinciales de Tucumán et de Catamarca. Micon croit savoir que la mise à jour du RIE de 2001 a été reçue et acceptée par les autorités provinciales. D'autres contrôles environnementaux prévus par la loi comprennent le permis d'exploitation hydraulique lié à l'approvisionnement en eau douce à partir de Campo Arenal (Catamarca) et le permis de rejet de la station de filtration (Tucumán).

Outre les contrôles directs prévus par la loi, la convention UTE exige la consultation de YMAD sur des questions stratégiques comme la fermeture et l'impact sur la gestion de l'environnement.

Des vérificateurs indépendants ont été retenus pour examiner les principales questions liées à l'environnement comme la conception, la construction et la gestion de l'installation de stockage des résidus miniers. Par l'intermédiaire de MIM et des autres actionnaires, MAA procède à des vérifications régulières de ses programmes environnementaux pour s'assurer que les normes de l'entreprise et de la collectivité et celles prévues par la loi ont été identifiées convenablement et sont respectées.

Conformité

Aux termes de la convention UTE, les engagements pris dans le RIE incombent à MAA. Pour donner suite à ces engagements, MAA procède actuellement à la mise en place d'un système de gestion de l'environnement révisé. Diverses mesures ont été prises et sont en cours pour assurer la conformité, comme en témoigne la surveillance régulière de la qualité de l'air et de l'eau par rapport aux niveaux naturels.

L'engagement de ne faire aucun rejet, qui est mis en œuvre par l'interception et le renvoi par pompage des eaux de surface et des eaux souterraines près de la surface en aval de l'installation de stockage des résidus miniers, revêt une importance particulière. Malgré les efforts de conception, un panache d'eau de ruissellement s'est formé dans les eaux souterraines naturelles en aval de l'installation, bien qu'il se trouve dans la concession de MAA, du fait de la géologie structurale complexe de la région. Une série de puits de refoulement par pompage ont été aménagés pour capter les eaux de ruissellement, caractérisées par des taux élevés de calcium et de sulfates dissous. Les puits de refoulement par pompage augmenteront au cours de la durée de vie de la mine afin de contenir le panache à l'intérieur de la concession, et des puits de surveillance seront aménagés pour la rivière Vis

Vis. Selon le dernier modèle des eaux souterraines, il faudra faire fonctionner le dispositif de refoulement par pompage plusieurs années après la fermeture de la mine.

L'autre gros risque potentiel pour l'environnement est la canalisation de concentré. Cette canalisation traverse des régions montagneuses, d'importants cours d'eau ainsi que des régions à forte pluviosité et des régions où se pratique l'agriculture. Toute rupture de la canalisation pose un risque pour l'environnement du fait du déversement du concentré. Subséquemment, des ouvrages d'endiguement et de protection des passages de cours d'eau ont été mis en place, et continuent de l'être, pour réduire au minimum le risque de bris et de déversement. En outre, un programme d'inspection géotechnique a été mis en œuvre pour surveiller les régions susceptibles d'être touchées par un glissement de terrain et une surveillance physique du tracé de la canalisation est effectuée régulièrement.

Remise en état des lieux et fermeture

Même si les immobilisations corporelles du projet sont rétrocédées à YMAD à la fin de la production commerciale, MAA est légalement responsable des coûts de remise en état des lieux et de fermeture en sa qualité d'exploitant de la mine Alumbrera. MAA s'est engagée à stabiliser les résidus miniers et la roche stérile afin d'éviter la production éventuelle d'acide et la pollution de l'eau et, à cette fin, elle procède à une remise en état progressive des lieux à l'installation de stockage des résidus miniers et aux haldes de roche stérile. Parmi les autres activités, on compte les mesures correctives appliquées au terrain contaminé, l'enlèvement et la stabilisation du matériau routier susceptible de produire de l'acide, la prise en charge de la sécurité de la mine et la fermeture de l'infrastructure. L'obligation ultime consiste en bout de ligne à reconfigurer le terrain de manière à ce que la présence de MAA ne soit pas nécessaire après la fermeture.

MAA a dressé un plan provisoire de fermeture de la mine à la suite des engagements pris dans le RIE et pour répondre aux exigences des actionnaires existants qui sont signataires de l'Australian Minerals Council Code for Environmental Management. La planification de la fermeture par MAA est un processus continu qui se raffine au fur et à mesure que les plans d'exploitation sont révisés et que les données d'exploitation et de contrôle sont évaluées. Les frais de fermeture sont révisés tous les ans.

La restauration en cours est reconnue comme faisant partie des activités régulières et les coûts s'y rapportant sont inclus dans le plan financier du projet. Des essais sont en train d'être réalisés afin d'obtenir des renseignements concernant le risque de production d'acide par les déchets et des essais initiaux de recouvrement des matériaux ont été réalisés. La restauration progressive a débuté en 2002.

Dépôt d'un cautionnement

MAA constitue des provisions pour la remise en état des lieux et la fermeture de la mine dans son plan de mine de 2002 et ses états financiers. Toutefois, elle n'est pas tenue de déposer un cautionnement dans le cadre de ses obligations au titre de la remise en état et de la fermeture et aucune provision en espèces n'est constituée.

Coûts en capital

La mine Alumbrera a été mise en service en 1998 après des frais d'investissement d'environ 1,233 milliard de dollars américains pour sa réalisation. Après des dépenses en immobilisations supplémentaires d'environ 79 millions de dollars américains en 1999, on a depuis continué d'injecter annuellement des capitaux dans le projet et son maintien à raison d'environ 26 millions de dollars américains par exercice.

Environ 29 millions de dollars américains, 18 millions de dollars américains et 30 millions de dollars américains ont été dépensés pendant les exercices 2000, 2001 et 2002, respectivement, une somme supplémentaire de 29 millions de dollars américains devant être dépensée au cours de l'exercice 2003.

À la fin mars 2003, environ 12,3 millions de dollars américains de la somme totale prévue pour l'exercice 2003 avaient été dépensés.

<u>Dépenses en immobilisations prévues pour les exercices 2003 à 2013</u>

Le tableau suivant fait état des dépenses en immobilisations estimatives figurant dans les estimations des flux de trésorerie annuels futurs de Micon.

Dépenses en immobilisations prévues pour les exercices 2003 à 2013

Poste	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(en millions de dollars US)											
Exploration minière	13,6	10,3	4,8	4,8	4,2	5,1	1,7	2,1	-	-	46,6
Digues à déchets	2,8	2,8	2,4	2,4	2,4	2,3	2,3	2,2	2,2	0,1	21,9
Concentrateur	3,3	2,6	1,8	1,8	1,6	2,1	1,3	1,4	2,1	1,8	19,8
Administration	0,29	0,28	0,32	0,32	0,14	0,3	0,13	0,15	0,05	-	2,0
Station de filtration, rail et port	0,69	0,22	0,19	0,19	0,15	0,08	0,81	0,35	0,16	0,05	2,9
Frais de fermeture	-	-	-	-		-	-	-	-	23,5	23,5
Total	20,6	16,2	9,5	9,5	8,4	9,9	6,3	6,3	4,5	25,5	116,5

FISCALITÉ

MAA est assujettie à la fois à l'impôt sur les bénéfices et à la TVA, qui est une taxe sur la valeur ajoutée applicable aux achats de biens et services au taux de 21 %. Les sociétés minières peuvent se faire rembourser la TVA intégralement et un remboursement net de 23,5 millions de dollars américains, au cours de la durée de vie de la mine, est compris dans les projections des flux de trésorerie.

Le taux d'imposition prévu par la loi qui s'applique à MAA est de 30 %, comparativement au taux d'imposition prévu par la loi pour les sociétés non minières, soit 35 %. Ce taux est protégé aux termes d'un régime de stabilité fiscale, qui prévoit aussi un traitement avantageux donnant droit à certaines déductions particulières pour les intérêts versés sur les emprunts à l'étranger.

La possibilité que des changements soient apportés au régime fiscal par suite de la crise politique, économique et sociale qui sévit actuellement en Argentine constitue un risque pour le niveau prévu des flux de trésorerie. Cependant, une imposition accrue ne devrait pas avoir un effet important sur la valeur de la propriété, étant donné le stade pleinement évolué de l'exploitation et le niveau élevé des flux de trésorerie annuels prévus.

ESTIMATIONS DE PRODUCTION ET PROJECTIONS DES FLUX DE TRÉSORERIE

L'exploitation MAA devrait assurer la majeure partie de sa rentabilité par la vente de cuivre et d'or sous forme de concentré. On produit également sur place de l'or argentifère. La production provient de l'extraction du minerai de la mine Alumbrera. La totalité du minerai qu'on prévoit extraire et traiter ainsi que la production d'or et de cuivre sont présentés dans le tableau ci-dessous :

Calendrier de production

Poste	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(M $US)											
Minerai extrait (Mt)	36,71	36,62	36,80	36,97	37,23	37,33	37,19	37,23	37,23	17,61	350,92

Poste	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(M $US)											
Teneur en Au (g/t)	0,76	0,63	0,58	0,64	0,54	0,60	0,77	0,59	0,29	0,29	0,58
Teneur en Cu (%)	0,60	0,54	0,50	0,55	0,48	0,60	0,65	0,54	0,28	0,29	0,50
Production d'Au (Koz)	649	529	483	529	442	511	684	507	203	96	483
Cu sous forme de concentré (Koz)	195	175	161	177	156	198	216	178	85	42	161

L'émetteur n'a pas coutume de rendre publiques ses projections quant à ses ventes, à ses bénéfices et à d'autres résultats futurs. Micon a préparé les projections quant aux dépenses en immobilisations, aux estimations relatives à la production et aux flux de trésorerie, ainsi que les autres projections figurant dans le présent prospectus. Ces renseignements ont été tirés du rapport Micon. Les projections quant aux dépenses en immobilisations, aux estimations relatives à la production et aux flux de trésorerie, ainsi que les autres projections ont été incluses dans le présent prospectus en fonction des exigences de la réglementation canadienne sur les valeurs mobilières et n'ont pas été préparées dans le but de respecter les lignes directrices publiées par la SEC ou celles établies par l'Institut Canadien des Comptables Agréés ou par l'American Institute of Certified Public Accountants concernant la préparation et la présentation de l'information financière prospective.

Deloitte & Touche s.r.l. et PricewaterhouseCoopers n'ont ni examiné ni compilé l'information financière prospective contenue aux présentes. Par conséquent, Deloitte & Touche s.r.l. et PricewaterhouseCoopers n'expriment pas d'avis ni ne donnent quelque forme de garantie que ce soit à leur égard. Les rapports de Deloitte & Touche s.r.l. et de PricewaterhouseCoopers inclus dans le présent prospectus ont trait à de l'information financière historique; ils ne couvrent pas l'information financière prospective et ne devraient pas être interprétés en ce sens.

Les projections des flux de trésorerie sont subjectives à de nombreux égards et peuvent donc être interprétées et révisées périodiquement selon la situation réelle et les faits nouveaux. Bien qu'elles soient chiffrées, les projections des flux de trésorerie n'ont pas été dressées par Micon pour le compte de l'émetteur dans le cadre normal des activités et sont fonction de diverses estimations et hypothèses faites par Micon à l'égard, notamment, de la performance du secteur, de la conjoncture économique générale, du marché, des taux d'intérêt, des conditions financières, des ventes, du prix des produits vendus, des revenus et des dépenses, notamment d'exploitation, des dépenses en immobilisations et du fonds de roulement de la mine Alumbrera; les projections sont également tributaires d'autres questions qui pourraient ne pas se matérialiser et sont intrinsèquement assujetties aux incertitudes et aux éventualités commerciales, économiques et concurrentielles, qui sont toutes difficiles à prévoir et dont plusieurs sont indépendantes de la volonté de l'émetteur ou de MAA. Par conséquent, rien ne garantit que les hypothèses sur lesquelles se fondent les projections des flux de trésorerie se révéleront exactes, et les résultats réels peuvent différer grandement de ceux qui sont compris dans les projections des flux de trésorerie. Pour ces raisons, et compte tenu des fondements et des hypothèses sur lesquels sont établies les projections, l'inclusion des projections des flux de trésorerie aux présentes ne doit pas être interprétée comme une indication que l'émetteur ou MAA, ou l'un quelconque des membres du même groupe ou de leurs représentants respectifs, considère cette information comme une prédiction exacte des événements futurs, et les projections des flux de trésorerie ne devraient pas être interprétées de la sorte. Aucune des personnes susmentionnées n'assume de responsabilité concernant l'exactitude ou la fiabilité des projections des flux de trésorerie, ou leur caractère raisonnable ou exhaustif. Aucune partie ni aucun membre du même groupe ou l'un quelconque de leurs représentants respectifs ne fait ou n'a fait de déclaration à

quiconque concernant l'information contenue dans les projections des flux de trésorerie et aucune de ces personnes n'entend mettre à jour ou autrement réviser les projections des flux de trésorerie pour tenir compte des circonstances existant après la date où elles ont été faites ou afin de refléter la survenance d'un événement futur, même s'il est démontré que l'une ou la totalité des hypothèses sont erronées.

Les projections globales de base des flux de trésorerie pour la mine Alumbrera sont présentées dans le tableau ci-dessous :

Projections des flux de trésorerie

Exercice	Production d'or rentable(1)	Production de cuivre rentable(1)	Produit net(2)	Frais d'exploitation totaux(3)	Flux de trésorerie avant les impôts et le service de la dette	Flux de trésorerie après les dépenses en immobilisations et les impôts — pouvant faire l'objet d'une distribution prélevée sur les capitaux propres — quote-part de 12,5% de l'émetteur
	(oz)	(t)	($ US)	($ US)	($ US)	($ US)
2004	649 072	195 174	475 443 951	218 351 215	226 631 857	13 875 857
2005	528 749	174 692	407 761 336	216 409 807	166 643 302	12 332 538
2006	483 270	161 297	373 369 843	213 082 150	142 975 295	13 724 832
2007	529 178	176 864	409 173 936	213 277 141	177 865 316	17 298 672
2008	441 692	155 784	352 715 138	200 943 997	136 000 838	11 900 073
2009	511 088	197 758	432 121 254	184 121 143	229 168 686	20 052 260
2010	683 782	215 742	511 175 545	181 107 968	313 236 066	27 408 156
2011	506 875	177 719	403 319 966	165 456 950	223 150 616	19 525 679
2012	203 466	84 714	180 235 927	137 821 921	33 952 287	2 970 825
2013	96 097	41 487	87 149 170	74 216 925	(14 732 739)	1 174 533
Total	4 633 270	1 581 231	3 627 366 064	1 804 789 218	1 634 891 525	140 261 425

(1) Les chiffres relatifs à la production renvoient à la quantité totale de métal rentable produit.

(2) Dans l'hypothèse d'un prix constant de l'or s'établissant à 320 $ US l'once et d'un prix du cuivre s'établissant à 0,80 $ US la livre.

(3) Rajustement tenant compte du change et de l'implantation

Les estimations des flux de trésorerie annuels supposent que le taux d'extraction actuel d'environ 111 millions de tonnes de minerai et de résidus par an passera à environ 130 millions de tonnes par an d'ici l'exercice 2004 et qu'il se maintiendra à ce niveau pendant quatre ans, après quoi l'extraction de mort-terrain diminuera considérablement. Le minerai sera extrait de la mine jusqu'à l'exercice 2011 et pendant les deux dernières années, soit les exercices 2012 et 2013, le minerai à faible teneur, qui comprend une portion de l'inventaire des piles de minerai à long terme, sera récupéré du stock pour être traité. Sur la durée d'exploitation prévue de dix ans, les activités de MAA devraient dégager des flux de trésorerie non actualisés, compte tenu du service de la dette de premier rang, des impôts, des taxes et des sommes pouvant être distribuées aux actionnaires, d'environ 1,12 milliard de dollars américains au total, la quote-part de 12,5 % de l'émetteur à la réalisation de l'acquisition de la mine Alumbrera correspondant à environ 140 millions de dollars américains.

Des analyses de sensibilité ont été réalisées afin de mesurer les incidences, sur le projet, des changements qui pourraient survenir au chapitre des prix des métaux produits. Compte tenu du

service complet de la dette, des impôts et des taxes, les valeurs actualisées nettes de la moitié de la quote-part de 25 % de BHP des flux de trésorerie disponibles pour les actionnaires ont été estimées en fonction d'une fluctuation de ± 10 % des prix des métaux par rapport aux prix de base. Le tableau qui suit présente les résultats de ces analyses de sensibilité.

Paramètres d'entrée	Valeur actualisée nette totale (quote-part de 12,5% de l'émetteur) (en millions de dollars US)		
Taux d'escompte (% par année)	0	10	15
Prix de base	140	89	73
Prix de base +10 %	173	110	91
Prix de base - 10 %	106	66	54

ACQUISITION D'ALUMBRERA - HONORAIRES DES CONSEILLERS FINANCIERS

En plus de la commission qui lui est versée à titre de preneur ferme à l'égard de la vente de bons de souscription spéciaux, GMP a touché des honoraires en espèces s'élevant à 900 000 $ US pour les services qu'elle rend à titre de conseiller financier de l'émetteur dans le cadre de l'acquisition d'Alumbrera.

Conformément à un contrat de services-conseils financiers daté du 7 février 2003, Endeavour Financial Ltd. (*Endeavour Financial*), qui a aussi agi comme conseiller financier de l'émetteur dans le cadre de l'acquisition d'Alumbrera, a reçu des honoraires à ce titre s'élevant à environ 2 578 000 $ US.

EMPLOI DU PRODUIT

Le produit net du placement privé s'est établi à 98 203 783 $, déduction faite de la rémunération des preneurs fermes s'élevant à 5 267 620,15 $ et des frais estimatifs liés au placement privé (notamment les frais des preneurs fermes) s'établissant à 1 881 000 $. L'émetteur a employé et entend employer le produit net de la manière suivante :

		$ US	$ CA[1]
a)	Acquisition d'Alumbrera	60 260 000 $	81 953 600 $
b)	Frais de l'acquisition d'Alumbrera, notamment les honoraires des conseillers financiers	4 465 000 $[2]	6 072 400 $
c)	Remboursement de la dette	2 000 000 $	2 720 000 $
d)	Fonds de roulement général [3]	5 484 000 $	7 458 000 $
TOTAL		**72 209 000 $**	**98 204 000 $**

[1] Taux de conversion : 1,00 $ US = 1,36 $ CA.

[2] Voir « Acquisition d'Alumbrera - Honoraires des conseillers financiers ».

[3] Majoré de l'intérêt cumulé et des gains de taux de change.

MODE DE PLACEMENT

CONTRAT DE PRISE ERME, ACTE RELATIF AUX BONS DE SOUSCRIPTION SÉCIAUX ET ACTE RELATIF AUX BONS DE SOUSCRIPTION

À la première, deuxième et troisième clôture, l'émetteur a émis et vendu un total de 810 403 101 bons de souscription spéciaux à un prix de 0,13 $ le bon (le *prix d'émission*) conformément au contrat de prise ferme. Le prix des bons de souscription spéciaux a été établi par voie de négociation entre l'émetteur et les preneurs fermes. Les bons de souscription spéciaux ont été créés et émis aux termes de l'acte relatif aux bons de souscription spéciaux. Chaque groupe de dix bons de souscription spéciaux autorise son porteur à recevoir, sans payer de contrepartie supplémentaire, une action ordinaire et un demi-bon de souscription. Les bons de souscription spéciaux peuvent être exercés par leurs porteurs à tout moment et seront automatiquement exercés à 17 h (heure de Toronto) à la première des éventualités suivantes à survenir (qui constitue la *date d'expiration*) : a) le troisième jour ouvrable suivant la date où un visa définitif pour le présent prospectus est émis dans chaque territoire admissible; et b) le 30 septembre 2003.

Le présent prospectus est déposé dans le but de permettre le placement de 81 040310 actions ordinaires et de 40 520 155 bons de souscription pouvant être émis à l'exercice ou à l'exercice réputé de 810 403 101 bons de souscription spéciaux. Si un visa définitif n'est pas émis pour le présent prospectus au plus tard à l'échéance relative aux visas, soit le 29 août 2003, chaque groupe de dix bons de souscription spéciaux qui n'ont pas été exercés à cette date pourra l'être par la suite pour de 1,1 action ordinaire (au lieu d'une action ordinaire) et 0,55 bon de souscription (au lieu de 0,5 bon de souscription). Le présent prospectus porte également sur le placement de ces actions ordinaires et bons de souscription supplémentaires et des actions sous-jacentes pouvant être émises à l'exercice des bons de souscription supplémentaires.

Les bons de souscription ont été créés et seront émis aux termes de l'acte relatif aux bons de souscription. Chaque bon de souscription autorisera son porteur à acheter une action sous-jacente au prix de 2,00 $ (compte tenu du regroupement) à tout moment avant 16 h (heure de Toronto) le 29 mai 2008, après quoi les bons de souscription viendront à échéance et seront nuls et sans valeur. L'acte relatif aux bons de souscription contient des dispositions visant à protéger les porteurs de bons de souscription contre la dilution dans certaines circonstances. Aucune fraction d'action ordinaire ne sera émise à l'exercice d'un bon de souscription. Voir «Description des titres placés - Bons de souscription ».

Aux termes du contrat de prise ferme, l'émetteur s'est engagé à verser aux preneurs fermes une commission en espèces de 5 % du produit brut tiré du placement privé, soit à 5 267 620,15 $, plus l'intérêt couru. Aucune rémunération ou commission supplémentaire n'est payable aux preneurs fermes relativement à l'émission des actions ordinaires et des bons de souscription à l'exercice ou à l'exercice réputé des bons de souscription spéciaux.

Le contrat de prise ferme prévoit que l'émetteur indemnisera les preneurs fermes et leurs administrateurs, dirigeants, employés et mandataires contre certaines obligations et dépenses, ou contribuera aux paiements que les preneurs fermes pourraient devoir effectuer à l'égard de celles-ci.

CONDITIONS DE LIBÉRATON DES TITRES ENTIECÉS APPLICABLES AUPRODUIT ENTIERCÉ

Aux termes des conditions de l'acte relatif aux bons de souscription spéciaux, le produit tiré du placement privé totalisant 65 millions de dollars américains et 14 921 903,10 $ (le *produit entiercé*) a été déposé en mains tierces auprès du fiduciaire aux clôtures du placement privé et a été placé dans des obligations à court terme du gouvernement du Canada. Le produit entiercé, ainsi que l'intérêt cumulé sur celui-ci, a été libéré en faveur de l'émetteur et de GMP pour le compte des preneurs fermes conformément aux conditions de l'acte relatif aux bons de souscription spéciaux le 24 juin 2003 lorsque les conditions de libération des titres entiercés ont été remplies de la façon prévue dans l'acte relatif aux bons de souscription spéciaux.

La TSX a approuvé conditionnellement l'inscription à sa cote des actions ordinaires et des actions sous-jacentes pouvant être émises à l'exercice des bons de souscription et a conditionnellement approuvé l'inscription à sa cote des bons de souscription. L'inscription à la cote de la TSX est conditionnelle à ce que l'émetteur remplisse toutes les exigences de la TSX et, dans le cas de l'inscription des bons de souscription, au placement des bons de souscription à un nombre minimal de porteurs de titres du public.

Le présent prospectus porte également sur le placement de l'option de conversion et du bon de souscription visant les frais de prolongation pouvant être émis à la levée de l'option à Endeavour Mining. L'option de conversion permet à Endeavour Mining de convertir le capital impayé aux termes de la facilité de crédit en actions ordinaires. Si l'émetteur choisit de prolonger la durée de la facilité de crédit, des frais de prolongation de 150 000 $ US seront payables à Endeavour Mining, ces frais étant payables, au gré de l'émetteur, en espèces, en espèces et en actions ordinaires ou encore en actions ordinaires seulement. Si l'émetteur choisit de payer les frais de prolongation par l'émission d'actions ordinaires, il peut le faire en invoquant la disposition relative à l'exercice réputé du bon de souscription visant les frais de prolongation puis en émettant le nombre en question d'actions ordinaires au cours du moment aux termes de la facilité de crédit. Voir « Développement général des activités - Acquisitions et aliénations importantes de propriétés ».

Lois sur les valeurs mobilières des États-Unis

Les actions ordinaires et les bons de souscription n'ont pas été ni ne seront enregistrés aux termes de la Securities Act ou aux termes des lois sur les valeurs mobilières de tout État des États-Unis. Sous réserve d'une exemption d'enregistrement aux termes de la Securities Act et des lois sur les valeurs mobilières d'États applicables des États-Unis, ces actions ordinaires et bons de souscription ne peuvent être offerts ni vendus ou revendus, ni ne peuvent être exercés (dans le cas de bons de souscription) aux États-Unis ou à une personne des États-Unis.

ACHATS PAR LES PRENEURS FERMES

Les preneurs fermes suivants ont acheté des bons de souscription spéciaux à titre de capital à des fins de placement :

Nom du preneur ferme	Nombre de bons de souscription spéciaux
McFarlane Gordon Inc.	203 847
Salman Partners Inc.	200 000
Canaccord Capital (Europe)	226 923

CERTAINES INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Stikeman Elliott S.E.N.C.R.L., s.r.l., conseiller juridique canadien de l'émetteur, et de Cassels Brock & Blackwell s.r.l., conseiller juridique canadien des preneurs fermes, le texte qui suit résume, en général, les principales incidences fiscales fédérales canadiennes généralement applicables aux personnes qui font l'acquisition d'actions ordinaires et de bons de souscription à l'exercice ou à l'exercice réputé de bons de souscription spéciaux. Le présent résumé s'applique uniquement aux porteurs de bons de souscription spéciaux qui, aux fins de la *Loi de l'impôt sur le revenu* (Canada) (la *Loi de l'impôt*) et à tout moment pertinent, transigent sans lien de dépendance avec l'émetteur, ne sont pas affiliés à l'émetteur et détiennent, à titre d'immobilisations, leurs bons de souscription spéciaux et détiendront, à titre d'immobilisations, les actions ordinaires et bons de souscription acquis à l'exercice des bons de souscription spéciaux et les actions ordinaires acquises à l'exercice des bons de souscription. Les bons de souscription spéciaux, les actions ordinaires et les bons de souscription seront généralement considérés comme des immobilisations pour un porteur, sauf s'il détient ces

titres dans le cadre de l'exploitation d'une entreprise ou s'il les a acquis dans le cadre d'une ou de plusieurs opérations considérées comme un risque à caractère commercial. Certains porteurs dont les actions ordinaires pourraient ne pas être autrement admissibles à titre d'immobilisations peuvent être autorisés à faire le choix irrévocable prévu au paragraphe 39(4) de la Loi de l'impôt par lequel les actions ordinaires et tous les *titres canadiens* (au sens de la Loi de l'impôt) appartenant à ce porteur au cours de l'année d'imposition où le choix a été fait et de toutes les années d'imposition subséquentes sont réputés être des immobilisations. Le présent résumé ne s'applique pas à un porteur qui est une *institution financière* au sens du paragraphe 142.2(1) de la Loi de l'impôt.

Le présent résumé repose sur les dispositions actuelles de la Loi de l'impôt et de ses règlements d'application (les *règlements*), sur les dispositions précises visant à modifier la Loi de l'impôt ou les règlements qui ont été annoncées publiquement par le ministre des Finances ou en son nom avant la date des présentes (les *modifications proposées*) et sur l'interprétation donnée par les conseillers juridiques aux pratiques administratives publiées par l'Agence des douanes et du revenu du Canada (l'*ADRC*) avant la date des présentes. Le présent résumé ne tient pas par ailleurs compte, ni ne prévoit de modifications du droit, que ce soit par voie de décision ou de mesure judiciaire, gouvernementale ou législative ou de modifications des pratiques administratives de l'ADRC. De même, le présent résumé ne tient pas compte des lois de l'impôt sur le revenu provinciales, territoriales ou étrangères ni des incidences fiscales découlant de ces lois, qui pourraient être différentes des incidences fiscales fédérales canadiennes résumées aux présentes.

Le présent résumé est de nature générale seulement; il ne décrit pas toutes les incidences fiscales fédérales canadiennes possibles et ne saurait constituer un avis juridique ou fiscal à un porteur de bons de souscription spéciaux, d'actions ordinaires ou de bons de souscription, ni ne devrait être interprété comme tel. Par conséquent, ces personnes devraient consulter leurs conseillers fiscaux pour connaître les incidences qui s'appliquent à leur situation particulière.

RÉSIDENTS DU CANADA

La partie qui suit s'applique généralement à un porteur de bons de souscription spéciaux qui, aux fins de la Loi de l'impôt et à tout moment pertinent, est ou est réputé être un résident du Canada (un *porteur canadien*).

Exercice de bons de souscription spéciaux

Aucun gain ne sera réalisé ni aucune perte ne sera subie par un porteur canadien à l'exercice d'un bon de souscription spécial.

Le prix global pour un porteur canadien des actions ordinaires et des bons de souscription acquis à l'exercice ou à l'exercice réputé des bons de souscription spéciaux correspondra au prix de base rajusté pour le porteur canadien de ces bons de souscription spéciaux à l'exercice. Les porteurs canadiens qui exercent dix bons de souscription spéciaux devront répartir le prix global des dix bons de souscription spéciaux entre l'action ordinaire et le demi-bon de souscription acquis à l'exercice ou à l'exercice réputé des dix bons de souscription spéciaux sur une base raisonnable afin d'établir leurs prix respectifs aux fins de la Loi de l'impôt. L'émetteur a avisé son conseiller juridique qu'il est d'avis qu'une attribution raisonnable du coût de 1,30 $ de dix bons de souscription spéciaux serait de 1,20 $ l'action ordinaire et de 0,10 $ le demi-bon de souscription acquis à l'exercice des dix bons de souscription spéciaux. L'émetteur a avisé son conseiller juridique qu'il est d'avis que cette attribution est raisonnable; toutefois, cette dernière ne lie pas l'ADRC. Le prix de base rajusté pour un porteur canadien d'une action ordinaire acquise à l'exercice ou à l'exercice réputé de bons de souscription spéciaux sera établi en calculant la moyenne du prix de cette action ordinaire et du prix de base rajusté (établi immédiatement avant l'exercice des bons de souscription spéciaux) de toutes les autres actions ordinaires détenues par le porteur canadien à titre d'immobilisations au moment de l'exercice des bons de souscription spéciaux.

Exercice ou échéance de bons de souscription

Aucun gain ne sera réalisé ni aucune perte ne sera subie par un porteur canadien à l'exercice ou à l'exercice réputé d'un bon de souscription. Le prix pour un porteur canadien d'une action ordinaire acquise à l'exercice d'un bon de souscription correspondra à la somme du prix de base rajusté pour le porteur canadien du bon de souscription exercé et du prix d'exercice du bon de souscription. Le prix de base rajusté d'un bon de souscription à tout moment sera établi en calculant la moyenne du prix du bon de souscription pour un porteur canadien et du prix de base rajusté de tous les autres bons de souscription détenus par le porteur canadien à ce moment. Il faut établir la moyenne du prix de base rajusté pour un porteur canadien d'une action ordinaire acquise à l'exercice d'un bon de souscription avec le prix de base rajusté (établi immédiatement avant l'exercice du bon de souscription) de toutes les autres actions ordinaires détenues par le porteur canadien à titre d'immobilisations au moment de l'exercice du bon de souscription.

L'échéance d'un bon de souscription non exercé entraînera généralement une perte en capital égale au prix de base rajusté pour un porteur canadien du bon de souscription échu.

Dividendes

Dans le cas d'un porteur canadien qui est un particulier, les dividendes reçus ou réputés reçus sur les actions ordinaires seront compris dans le calcul du revenu du porteur canadien et seront assujettis aux règles de majoration et de crédit d'impôt pour dividendes qui s'appliquent habituellement aux dividendes imposables reçus de sociétés canadiennes imposables.

Dans le cas d'un porteur canadien qui est une société, les dividendes reçus ou réputés reçus sur les actions ordinaires seront compris dans le calcul du revenu de la société et seront généralement déductibles dans le calcul de son revenu imposable.

Un porteur canadien qui est une *société fermée* (au sens de la Loi de l'impôt) ou une autre société résidant au Canada et contrôlée ou réputée contrôlée par un particulier ou par un groupe relié de particuliers ou au profit de ceux-ci seront généralement tenus, aux termes de la partie IV de la Loi de l'impôt, de payer un impôt remboursable de 33 ? % sur les dividendes reçus ou réputés reçus sur les actions ordinaires, dans la mesure où ces dividendes sont déductibles dans le calcul du revenu imposable du porteur canadien.

Disposition d'une action ordinaire ou d'un bon de souscription

La disposition ou disposition réputée d'une action ordinaire ou d'un bon de souscription par un porteur canadien (autre qu'une disposition d'un bon de souscription à son exercice ou à son échéance) entraînera un gain en capital (ou une perte en capital) correspondant au montant duquel le produit de la disposition réel ou réputé de l'action ordinaire ou du bon de souscription, selon le cas, déduction faite des frais de disposition raisonnables, est supérieur (ou inférieur) au prix de base rajusté de l'action ordinaire ou du bon de souscription, selon le cas, pour le porteur canadien à ce moment.

La moitié d'un gain en capital (le *gain en capital imposable*) réalisé par un porteur canadien sera compris dans le revenu du porteur canadien pour l'année de disposition. La moitié d'une perte en capital (la *perte en capital admissible*) subie peut être déduite par le porteur canadien des gains en capital imposables pour l'année de disposition. Si les pertes en capital admissibles excèdent les gains en capital imposables du porteur canadien pour l'année de disposition, l'excédent peut être reporté rétrospectivement sur les trois années d'imposition précédentes ou prospectivement de façon indéfinie et déduit des gains en capital nets imposables pour les autres années dans la mesure et les circonstances prévues dans la Loi de l'impôt.

Les gains en capital réalisés par un particulier ou une fiducie, autre que certaines fiducies désignées, peuvent entraîner un impôt minimum de remplacement aux termes de la Loi de l'impôt. Un porteur

canadien qui est une société privée sous contrôle canadien peut être tenu de payer un impôt remboursable supplémentaire de 6 ? % sur les gains en capital imposables.

Si le porteur canadien est une société, une perte en capital découlant de la disposition ou de la disposition réputée d'une action ordinaire peut être réduite par les dividendes reçus ou réputés reçus sur l'action dans la mesure et les circonstances prévues dans la Loi de l'impôt. Des règles semblables peuvent s'appliquer si une société est un membre d'une société de personnes ou un bénéficiaire d'une fiducie qui est propriétaire d'actions ordinaires ou si une fiducie ou une société de personnes de laquelle une société est bénéficiaire ou membre est un membre d'une société de personnes ou un bénéficiaire d'une fiducie qui est propriétaire de telles actions.

Admissibilité aux fins de placement

Les actions ordinaires et les bons de souscription constitueront des placements admissibles aux termes de la Loi de l'impôt et de ses règlements d'application pour les fiducies régies par des régimes enregistrés d'épargne-retraite (*REER*), des fonds enregistrés de revenus de retraite (*FERR*), des régimes de participation différée aux bénéfices (*RPDB*) et des régimes enregistrés d'épargne-études (*REEE*), pourvu que les actions ordinaires soient inscrites à la cote d'une bourse de valeurs visée par règlement (ce qui comprend actuellement la TSX).

Conformément au certificat d'un dirigeant fourni par l'émetteur, les actions ordinaires et les bons de souscription ainsi que les actions ordinaires acquises à l'exercice des bons de souscription ne constitueront pas, en date du présent prospectus, un *bien étranger* pour les REER, FERR et RPDB et pour certaines autres personnes auxquelles la partie XI de la Loi de l'impôt s'applique.

Placements admissibles et biens étrangers

En date des présentes, les actions ordinaires et les bons de souscription constituent un placement admissible aux termes de la Loi de l'impôt pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des régimes de participation différée aux bénéfices, des fonds enregistrés de revenus de retraite et des régimes enregistrés d'épargne-études et ne constituent pas un *bien étranger* pour l'application de la partie XI de la Loi de l'impôt.

NON-RÉSIDENTS DU CANADA

La partie qui suit s'applique généralement à un porteur de bons de souscription spéciaux qui, aux fins de la Loi de l'impôt et à tout moment pertinent, n'est pas ni n'est réputé être un résident du Canada, n'utilise ni ne détient et n'est pas réputé utiliser ou détenir aux termes de la Loi de l'impôt des actions ordinaires ou des bons de souscription dans le cadre de l'exploitation d'une entreprise au Canada (un *porteur non résident*). De plus, le présent résumé ne s'applique pas à un assureur exploitant une entreprise d'assurance au Canada et ailleurs.

Exercice des bons de souscription spéciauxExercice ou échéance de bons de souscription

Les incidences fiscales fédérales canadiennes pour un porteur non résident de l'exercice de bons de souscription spéciaux ou de l'exercice ou de l'échéance de bons de souscription sont généralement les mêmes que celles décrites ci-dessus aux rubriques « Résidents du Canada - Exercice de bons de souscription spéciaux » et « Résidents du Canada - Exercice ou échéance de bons de souscription ».

Dividendes

Les dividendes sur des actions ordinaires payés ou crédités à un porteur non résident seront assujettis à une retenue d'impôt des non-résidents de 25 % aux termes de la Loi de l'impôt, bien que ce pourcentage puisse être réduit aux termes d'une convention fiscale applicable.

Disposition d'actions ordinaires ou de bons de souscription

Un porteur non résident ne sera pas assujetti à l'impôt aux termes de la Loi de l'impôt à l'égard des gains réalisés à la disposition d'une action ordinaire ou d'un bon de souscription, sauf si ces titres

constituent un *bien canadien imposable* (au sens de la Loi de l'impôt) pour le porteur non résident au moment de la disposition et si le porteur non résident n'est pas par ailleurs autorisé à un allègement aux termes d'une convention fiscale applicable. En général, des actions ordinaires et des bons de souscription ne constitueront pas un bien canadien imposable d'un porteur non résident à un moment donné, pourvu que les actions ordinaires soient inscrites à la cote d'une bourse de valeurs visée par règlement (ce qui comprend la TSX) et que le porteur non résident, que ce soit seul ou conjointement avec des personnes avec lesquelles il a un lien de dépendance, ou ces dernières n'aient pas été propriétaires d'au moins 25 % des actions émises d'une catégorie ou d'une série du capital de l'émetteur, à tout moment au cours des cinq ans précédant immédiatement le moment donné.

Lorsque des actions ordinaires ou des bons de souscription constituent un *bien canadien imposable* d'un porteur non résident, les incidences fiscales fédérales canadiennes pour un porteur non résident de la disposition d'actions ordinaires ou de bons de souscription sont généralement les mêmes que celles décrites ci-dessus à la rubrique « Résidents du Canada – Disposition d'une action ordinaire ou d'un bon de souscription », sous réserve d'un allègement dont pourrait se prévaloir le porteur non résident aux termes d'une convention fiscale applicable.

CERTAINES INCIDENCES FISCALES AMÉRICAINES

Le texte qui suit décrit de façon générale les incidences fiscales fédérales américaines importantes de l'acquisition, de la propriété et de la disposition de bons de souscription spéciaux, de bons de souscription et d'actions ordinaires et d'actions sous-jacentes acquises à leur exercice ou à leur exercice réputé, selon le cas. Aux fins de l'exposé qui suit, l'expression *actions ordinaires* comprend les actions ordinaires et les actions sous-jacentes. Le texte qui suit est fondé sur les dispositions de l'*Internal Revenue Code of 1986* des États-Unis, en sa version modifiée (le *Code*), les règlements du *Treasury* promulgués ou proposés aux termes du Code, les règlements et les décisions de l'*Internal Revenue Service* (*IRS*) et les décisions judiciaires actuellement en vigueur, qui sont tous susceptibles d'être modifiés, peut-être avec effet rétroactif.

Le présent résumé n'aborde pas tous les aspects de l'impôt sur le revenu fédéral américain qui peuvent être pertinents pour les porteurs à la lumière de leur situation particulière ni n'aborde les incidences fiscales fédérales américaines pour les porteurs qui sont assujettis à des règles spéciales aux termes des lois fiscales fédérales des États-Unis, notamment (i) les courtiers ou négociateurs en valeurs mobilières ou en devises; (ii) les institutions financières; (iii) les investisseurs dans des entités de transfert; (iv) les organismes exonérés d'impôt ou les régimes de retraite admissibles; (v) les compagnies d'assurance; (vi) les personnes détenant des bons de souscription spéciaux, des actions ordinaires ou des bons de souscription dans le cadre d'une opération de couverture, de conversion ou de vente constructive, d'une opération sur double option ou d'une autre opération de gestion des risques; (vii) les porteurs qui ont acquis leurs bons de souscription spéciaux, actions ordinaires ou bons de souscription au moyen de la levée d'options d'achat d'actions à l'intention des employés ou par ailleurs à titre de rémunération; (viii) les personnes dont la *monnaie d'exploitation* n'est pas le dollar américain; (ix) les porteurs qui sont propriétaires, directement, indirectement ou implicitement de 10 % ou plus, d'après les droits de vote ou la valeur, des actions de l'émetteur; et (x) les porteurs qui détiennent leurs bons de souscription spéciaux, actions ordinaires ou bons de souscription autrement qu'à titre d'immobilisations. En outre, le présent résumé n'aborde pas l'impôt minimum de remplacement ni ne tient compte des lois fiscales étatiques, locales ou non américaines.

On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux à l'égard des incidences fiscales fédérales américaines de l'acquisition, de la propriété et de la disposition d'actions ordinaires et de bons de souscription acquis à l'exercice ou à l'exercice réputé de bons de souscription spéciaux à la lumière de leur situation particulière ainsi qu'à l'égard de l'effet des lois fiscales étatiques, locales ou non américaines ou des conventions fiscales applicables.

Porteurs américains

Le résumé qui suit s'adresse aux porteurs américains. Au sens des présentes, un *porteur américain* désigne un porteur qui est (1) un citoyen ou un résident des États-Unis; (2) une société, une société de personnes ou une autre entité créée ou établie aux États-Unis ou dans une subdivision politique des États-Unis ou en vertu des lois de celles-ci; (3) une succession dont le revenu est assujetti à l'impôt sur le revenu fédéral américain sans égard à sa source; ou (4) une fiducie dont l'administration est assujettie à la supervision principale d'un tribunal américain et dont une ou plusieurs personnes américaines ont le pouvoir de contrôler toutes les décisions importantes, ou une fiducie qui a choisi d'être traitée à titre de personne américaine.

Acquisition d'actions ordinaires et de bons de souscription; attribution du prix d'émission

Aux fins de l'impôt sur le revenu fédéral américain, l'acquisition par un porteur américain d'un bon de souscription spécial sera traitée comme l'acquisition directe d'une action ordinaire et d'un demi-bon de souscription. Le prix d'émission d'un bon de souscription spécial pour le porteur américain doit être attribué entre l'action ordinaire et le demi-bon de souscription proportionnellement à leur juste valeur marchande respective au moment de l'émission. Cette attribution établira l'assiette fiscale initiale de ce porteur à l'égard de l'action ordinaire et du demi-bon de souscription. À ses fins, l'émetteur s'attend à attribuer 0,12 $ du prix de l'émission de chaque bon de souscription spécial en contrepartie de l'émission de chaque action ordinaire et 0,01 $ du prix de l'émission de chaque bon de souscription spécial en contrepartie de l'émission de chaque demi-bon de souscription (compte non tenu du regroupement). Bien que l'émetteur croie que cette attribution est raisonnable, l'attribution ne liera par l'IRS. Si le porteur américain utilise cette attribution à ses fins et que l'attribution n'est pas respectée, le gain en capital finalement réalisé ou la perte en capital finalement subie à la disposition d'actions ordinaires ou de bons de souscription acquis à l'exercice ou à l'exercice réputé des bons de souscription spéciaux pourrait être touché.

Distributions sur les actions ordinaires

Sous réserve du texte présenté ci-après à la rubrique « Dispositions spéciales visant l'impôt », les distributions (y compris les dividendes implicites), le cas échéant, effectuées par l'émetteur à l'égard d'actions ordinaires constitueront généralement des dividendes pour les porteurs américains, dans la mesure où les distributions sont effectuées sur les bénéfices ou les profits courants ou non répartis de l'émetteur (tels qu'ils sont établis aux fins de l'impôt sur le revenu fédéral américain). Si un dividende est versé en une monnaie autre que le dollar américain, le montant pouvant être inclus dans le revenu brut du porteur américain correspondra à la valeur en dollars américains du dividende, calculée selon le taux de change en vigueur à la date à laquelle le porteur américain reçoit le dividende, sans égard au fait que le versement ait été ou non réellement converti en dollars américains. **On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux à l'égard deal réception d'un dividende dans une devise autre que le dollar américain et des incidences fiscales fédérales américaines de la conversion de ce dividende en dollars américains après la date de la réception.**

Une distribution effectuée par l'émetteur en excédent de ses bénéfices et de ses profits courants et non répartis sera considérée en premier lieu comme un remboursement de capital exonéré d'impôt, ce qui réduira l'assiette fiscale rajustée des actions ordinaires du porteur américain (mais qui ne sera jamais inférieure à zéro). Si une distribution excède l'assiette fiscale rajustée à l'égard des actions ordinaires d'un porteur américain, la distribution sera imposable à titre de gain en capital. Les dividendes reçus sur les actions ordinaires par un porteur américain qui est une société ne seront, en règle générale, pas admissibles à une déduction sur les dividendes reçus.

Aux termes des lois actuelles, un gain en capital net à long terme réalisé par un porteur américain qui n'est pas une société (y compris un particulier) sera, en règle générale, admissible aux taux d'imposition préférentiels. La déductibilité des pertes en capital est assujettie à des restrictions

importantes. Avec l'adoption de la *Jobs and Growth Tax Reconciliation Act of 2003*, pour les années d'imposition commençant après le 31 décembre 2002 et avant le 1er janvier 2009, les dividendes reçus par des actionnaires qui ne sont pas des sociétés (y compris des particuliers) et provenant de sociétés étrangères admissibles (au sens de *qualified foreign corporations* défini à l'alinéa 1(h)(11) du Code) seront en général imposés aux mêmes taux préférentiels qui s'appliquent à un gain en capital net à long terme. Bien que ce ne soit pas entièrement clair aux termes des lois actuelles, il semble que l'émetteur devrait constituer une société étrangère admissible. Si l'émetteur est classé à titre *société de placement étrangère passive* (décrite ci-après) pour l'année d'imposition au cours de laquelle il verse un dividende ou pour l'année d'imposition précédente, ou ne constitue par ailleurs pas une société étrangère admissible, le dividende versé par l'émetteur à l'égard des actions ordinaires détenues par des porteurs américains qui ne sont pas des sociétés sera imposable à titre de revenu ordinaire.

Vente ou échange d'actions ordinaires

Sous réserve de ce qui est présenté ci-après à la rubrique « Dispositions spéciales visant l'impôt », un porteur américain constatera un gain ou une perte en capital à la vente ou à l'échange d'actions ordinaires correspondant à la différence entre (1) le montant réalisé par ce porteur américain et (2) son assiette fiscale rajustée à l'égard de ses actions ordinaires. Le gain en capital ou la perte en capital constituera en général un gain ou une perte en capital à long terme si le porteur américain détenait les actions ordinaires pour plus d'une année au moment de la disposition. Aux termes des lois actuelles, un gain en capital net à long terme réalisé par des porteurs américains qui ne sont pas des sociétés (y compris des particuliers) est, en règle générale, admissible aux taux d'imposition préférentiels. La déductibilité des pertes en capital est assujettie à des restrictions importantes.

Exercice de bons de souscription

À l'exercice d'un bon de souscription, un porteur américain ne constatera aucun gain ni aucune perte. L'assiette fiscale initiale d'un porteur américain à l'égard des actions ordinaires acquises à l'exercice d'un bon de souscription devrait correspondre à l'assiette fiscale rajustée du porteur américain à l'égard du bon de souscription, majorée du prix d'exercice et déduction faite du gain, le cas échéant, réalisé. La période de détention de ces actions ordinaires débutera le jour suivant la date de l'exercice et exclura la période pendant laquelle le porteur américain détient le bon de souscription.

Rajustement au prix d'exercice ou au ratio de conversion

Les rajustements au prix d'exercice ou au ratio de conversion des bons de souscription qui ont lieu en certaines circonstances, ou le défaut de faire ces rajustements, peuvent faire en sorte que les porteurs américains reçoivent des distributions implicites. Si ces distributions implicites sont reçues, les porteurs américains peuvent être tenus de constater un revenu aux fins de l'impôt sur le revenu fédéral américain sans recevoir une distribution correspondante d'espèces ou de biens. Voir « Distributions sur les actions ordinaires » ci-dessus.

Vente, échange et échéance des bons de souscription

Sous réserve de ce qui est présenté ci-après à la rubrique « Dispositions spéciales visant l'impôt », le porteur américain constatera un gain ou une perte en capital à la vente ou à l'échange d'un bon de souscription correspondant à la différence entre (1) le montant réalisé par ce porteur américain et (2) son assiette fiscale à l'égard du bon de souscription. Si un bon de souscription vient à échéance sans qu'il soit exercé, le porteur américain constatera une perte en capital correspondant à l'assiette fiscale rajustée de ce porteur à l'égard du bon de souscription. Un gain ou une perte en capital constaté à la vente, à l'échange ou à l'échéance d'un bon de souscription constituera en général un gain ou une perte en capital à long terme si le porteur américain a détenu le bon de souscription pendant plus d'un an. Aux termes des lois actuelles, un gain en capital net à long terme constaté par des porteurs américains qui ne sont pas des sociétés (y compris des particuliers) est, en règle

générale, admissible aux taux d'imposition préférentiels. La déductibilité des pertes en capital est assujettie à des restrictions importantes.

Crédit d'impôt étranger

Aux fins de l'impôt sur le revenu fédéral américain, le porteur américain qui paie (ou qui a retenu sur ses distributions) un impôt sur le revenu canadien ou étranger à l'égard de la propriété d'actions ordinaires ou de bons de souscription peut être admissible, à son gré, à une déduction ou à un crédit d'impôt à l'égard de cet impôt étranger payé ou retenu. **Les règles visant le crédit d'impôt étranger des États-Unis sont extrêmement complexes; l'admissibilité au crédit d'impôt étranger et l'application des restrictions relatives à ce crédit constituent des cas d'espèces. On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux à l'égard de l'application des règles de crédit d'impôt étranger des États-Unis à la lumière de leur situation particulière.**

Dispositions spéciales visant l'impôt

Le traitement fiscal fédéral américain des placements effectués par des personnes américaines dans des sociétés non américaines est assujetti à des dispositions spéciales en vertu du Code, dispositions qui pourraient modifier les incidences fiscales fédérales américaines décrites ci-dessus.

Société de placement étrangère passive

Les personnes américaines qui sont propriétaires d'actions d'une *société de placement étrangère passive* (*SPEP*) sont assujetties à un régime fiscal fédéral spécial relativement à des distributions précises reçues de la SPEP et aux gains réalisés à la vente, à l'échange ou à une autre disposition des actions de la SPEP. En règle générale, une société non américaine constituera une SPEP pour une année d'imposition au cours de laquelle, après avoir appliqué les règles de transparence pertinentes, soit (1) au moins 75 % de son revenu brut est un revenu passif ou (2) au moins 50 % de la valeur moyenne de l'actif se compose d'éléments d'actif qui produisent un revenu passif ou qui sont détenus à cette fin. À cette fin, un revenu passif s'entend généralement, entre autres, des dividendes, des intérêts, des loyers, des redevances et des gains tirés de certaines opérations sur marchandises.

L'émetteur a reçu un avis provenant de Perkins Coie LLP, conseiller fiscal spécial américain de l'émetteur selon lequel, malgré certains doutes, l'émetteur ne devrait pas être une SPEP pour l'année d'imposition comprenant la date de la clôture de l'acquisition d'Alumbrera et se terminant le 31 décembre 2003, relativement aux bons de souscription spéciaux, aux bons de souscription ou aux actions ordinaires pouvant être reçus à l'exercice de ces bons. L'avis est fondé sur certaines déclarations de faits, notamment (1) la composition du revenu brut et de l'actif de l'émetteur et de ses diverses filiales, y compris MAA pour l'année d'imposition 2003 et (2) le dépôt prévu dans les délais prescrits du choix fait par MAA d'être classée à titre de société de personnes aux fins de l'impôt sur le revenu fédéral américain et prenant effet immédiatement avant la date de l'acquisition d'Alumbrera. L'avis est assujetti à des restrictions standard, notamment le fait qu'il est fondé sur les lois actuelles, qui pourraient changer rétroactivement, et ne lie pas l'IRS ou un quelconque tribunal. Par conséquent, il est possible que l'émetteur puisse, sous réserve de l'avis, être classé à titre de SPEP pour son année d'imposition 2003. En outre, l'avis n'aborde pas le statut potentiel de l'émetteur à titre de SPEP pour les années d'imposition autres que l'année d'imposition 2003. Par conséquent, puisque l'émetteur peut avoir été une SPEP pour les années d'imposition précédant 2003, les porteurs américains peuvent être assujettis aux règles régissant les SPEP décrites ci-après à l'égard des titres participatifs de l'émetteur acquis avant l'année d'imposition 2003. De plus, si un émetteur devient une SPEP au cours des années d'imposition futures, les porteurs américains qui détiennent des bons de souscription, des actions ordinaires ou d'autres titres participatifs dans l'émetteur au cours de ces années seront généralement assujettis aux règles présentées ci-après. L'émetteur prévoit que, sauf

changement important dans la composition de son actif ou de son revenu, bien qu'il subsiste des doutes, il ne devrait pas être une SPEP dans les années d'imposition à venir.

Un porteur américain qui détient des actions dans une société non américaine au cours d'une année durant laquelle cette société est classée à titre de SPEP est assujetti à l'imposition sur le revenu fédéral américain en vertu de l'un des trois autres régimes fiscaux au choix de ce porteur américain. **Les règles relatives à l'établissement d'une société à titre de SPEP et le traitement des porteurs d'actions dans une SPEP sont extrêmement complexes. On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux à l'égard de l'application des règles régissant les SPEP à la lumière de leur situation particulière.**

Règles prévues à l'article 1291

Si un porteur américain ne fait pas un choix relatif à un FAC dans les délais prescrits ou un choix relatif à l'évaluation à la valeur du marché (voir ci-après) pour une année d'imposition au cours de laquelle l'émetteur est considéré comme une SPEP, les incidences fiscales fédérales américaines pour un porteur américain seront généralement établies selon la méthode de *frais d'intérêt*. En règle générale, aux termes de la méthode de frais d'intérêt : (i) un gain réalisé à la disposition des actions ordinaires ou des bons de souscription ainsi que toute *distribution excédentaire* reçue à l'égard des actions ordinaires seront considérés comme un revenu ordinaire produit sur un même pied d'égalité chaque jour au cours de la période de détention du porteur américain à l'égard des actions ordinaires et des bons de souscription; (ii) la part du gain ou de la distribution excédentaire qui est attribuable aux années d'imposition précédentes, autres qu'une année précédant le moment où la société devient une SPEP, sera assujettie à l'impôt sur le revenu fédéral américain au taux le plus haut applicable au revenu ordinaire pour les années d'imposition pertinentes, sans égard au taux d'imposition qui s'appliquerait normalement aux porteurs américains; et (iii) les frais d'intérêt seront imposés sur l'impôt sur le revenu fédéral américain à payer comme si cet impôt représentait une insuffisance fiscale pour les années d'imposition antérieures, autres qu'une année précédant le moment où la société est devenue une SPEP.

Choix relatif à un FAC

En règle générale pour toute année d'imposition où l'émetteur est une SPEP, si un porteur américain choisit, dans les délais prescrits, de traiter l'émetteur à titre de fonds admissible au choix (*FAC*) (*Qualified Electing Fund*) à l'égard de la participation de ce porteur dans celle-ci, le porteur américain faisant le choix devrait inclure annuellement dans son revenu brut (i) sa quote-part des bénéfices ordinaires de l'émetteur et (ii) sa quote-part de tout gain en capital net de l'émetteur, sans égard au fait que ce revenu ou ce gain ait été distribué ou non. Dans certains cas où un FAC ne distribue pas la totalité de ses bénéfices dans une année d'imposition, les porteurs américains faisant un choix pourraient choisir de reporter le paiement d'une partie ou de la totalité de leur impôt sur le revenu fédéral américain sur leurs bénéfices non répartis du FAC, sous réserve de frais d'intérêt sur le montant de l'impôt reporté. En outre, un porteur américain de bons de souscription ne peut faire un choix relatif à un FAC pour les bons de souscription ni pour les actions ordinaires reçues à l'exercice des bons de souscription avant l'imposition dans laquelle ces bons de souscription sont exercés. Des règles spéciales s'appliquent à un porteur américain qui est propriétaire de sa participation dans une SPEP par l'intermédiaire d'une ou de plusieurs entités ou personnes. Bien que l'émetteur s'attende à recevoir un avis selon lequel, malgré certains doutes, l'émetteur ne devrait pas être une SPEP pour l'année d'imposition comprenant la date de clôture de l'acquisition d'Alumbrera et se terminant le 31 décembre 2003 (voir ci-dessus), dans le cas où l'émetteur ou l'IRS décide que l'émetteur est une SPEP, l'émetteur fournira à un porteur américain ou mettra à sa disposition, sur demande écrite, tous les renseignements et la documentation que ce porteur doit obtenir s'il veut faire un choix relatif à un FAC aux fins de l'impôt sur le revenu fédéral américain. Toutefois, l'émetteur conserve le droit de ne

pas fournir ces renseignements s'ils sont demandés par des porteurs de moins de 5 % des actions ordinaires alors en circulation de l'émetteur.

En règle générale, un porteur américain peut faire un choix relatif à un FAC pour une année d'imposition à tout moment et au plus tard à la date limite (établie quant aux prolongations) pour le dépôt de la déclaration de revenu fédérale américaine de ce porteur pour cette année d'imposition (la *date limite du choix*). Les règlements du *Treasury* prévoient généralement qu'un porteur américain peut être autorisé à faire un choix relatif à un FAC pour une année d'imposition après la date limite du choix (un *choix relatif à un FAC rétroactif*) si ce porteur, notamment, est un *actionnaire admissible* (ce qui exige généralement la propriété de moins de 2 % du droit de vote et de la valeur de chaque catégorie d'actions de la société étrangère pour toutes les périodes pertinentes) ou (i) *a cru raisonnablement* (au sens de l'expression *reasonably believed* des règlements du *Treasury*) que, à la date limite du choix, la société étrangère n'était pas une SPEP pour son année d'imposition au cours de laquelle le choix relatif à un FAC rétroactif a été fait, et (ii) a déposé un *relevé d'exonération* (au sens de l'expression *Protective Statement* dans les règlements du *Treasury*) qui doit généralement être joint à la déclaration de revenu fédérale d'un porteur américain pour sa première année d'imposition à laquelle s'applique le *relevé d'exonération*. **On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux à l'égard de la possibilité de se prévaloir d'un choix relatif à un FAC rétroactif et des exigences procédurales et autres qui doivent être respectées pour qu'ils puissent continuer de faire ce choix.**

Choix relatif à l'évaluation à la valeur du marché

Les porteurs américains qui détiennent, réellement ou implicitement, des actions ou des bons de souscription négociables à l'égard des actions négociables (ce qui comprend généralement les actions ordinaires et les bons de souscription) d'une SPEP peuvent choisir d'évaluer ces actions ou ces bons de souscription à leur valeur du marché respectives (un *choix relatif à l'évaluation à la valeur du marché*), ce qui est une solution de rechange au choix relatif à un FAC. Si un porteur américain fait un choix relatif à l'évaluation à la valeur du marché valable, il inclura généralement dans son revenu pour l'année d'imposition un montant égal à l'excédent, le cas échéant, de la juste valeur marchande des actions ordinaires ou des bons de souscription à la fin de cette année d'imposition sur l'assiette fiscale rajustée de ce porteur américain à l'égard de ces actions ordinaires ou de ces bons de souscription. En outre, le porteur américain est généralement autorisé à déduire la moindre des sommes suivantes : (i) l'excédent, le cas échéant, de l'assiette fiscale rajustée de ce porteur américain à l'égard des actions ordinaires ou des bons de souscription sur la juste valeur marchande de ces actions ordinaires ou bons de souscription en date de la clôture de l'année d'imposition ou (ii) l'excédent, le cas échéant, A) des gains réalisés d'après l'évaluation à la valeur du marché des actions ordinaires ou des bons de souscription inclus dans le revenu brut par ce porteur américain relativement à des années d'imposition antérieures sur B) les pertes subies d'après l'évaluation à la valeur du marché des actions ordinaires ou des bons de souscription qui étaient admissibles à titre de déductions pour les années d'imposition antérieures. L'assiette fiscale rajustée d'un porteur américain à l'égard des actions ordinaires ou des bons de souscription sera augmentée ou diminuée pour tenir compte de la somme incluse ou déduite en conséquence du choix relatif à l'évaluation à la valeur du marché.

Autres règles

Dans l'éventualité où l'émetteur serait une SPEP en 2003 ou pendant de futures années d'imposition, l'IRS a institué des règlements qui, sous réserve de certaines exceptions, considèrent comme imposables certaines cessions d'actions ordinaires ou de bons de souscription qui ne sont généralement pas imposés par ailleurs, tel que des dons, des échanges aux termes de restructurations d'entreprises et des biens transmis par décès. En général, dans ces cas, l'assiette fiscale à l'égard des actions ordinaires ou des bons de souscription dans les mains du cessionnaire et l'assiette fiscale à

l'égard de tout bien reçu en échange de ces actions ordinaires ou ces bons de souscription serait augmentée par le gain constaté. Un porteur américain qui a fait un choix relatif à un FAC dans les délais prescrits (tel qu'il est décrit précédemment) ne sera généralement pas imposé sur ces cessions L'assiette fiscale du cessionnaire, dans ce cas, sera tributaire de la manière dont est effectué la cession. L'incidence fiscale particulière pour le porteur américain et pour le cessionnaire peut varier selon le mode de transfert des actions ordinaires ou des bons de souscription.

Société étrangère contrôlée et société de portefeuille privée étrangère

Les lois de l'impôt sur le revenu fédéral américaines contiennent des règles spéciales visant le traitement fiscal des personnes américaines qui sont propriétaires d'actions d'une société non américaine classée à titre de *société étrangère contrôlée* (*SEC*) ou de *société de portefeuille privée étrangère* (*SPPE*). Selon la distribution prévue des actions ordinaires parmi les porteurs américains et les porteurs non américains, l'émetteur ne s'attend pas à être classé comme SEC ou SPPE. Bien que l'émetteur s'attende à ne pas être classé comme SEC ou SPPE pour toute année, des changements futurs dans la propriété des actions ordinaires pourraient faire en sorte que l'émetteur deviennent une SEC ou une SPPE. **On recommande fortement aux porteurs et aux porteurs éventuels de consulter leurs conseillers fiscaux relativement à la manière dont les règles sur les SEC ou SPPE pourraient influer sur leur situation fiscale.**

Porteurs non américains

Le texte qui suit s'adresse aux porteurs non américains. Un *porteur non américain*, aux présentes, est un porteur autre qu'un porteur américain.

Versements de l'intérêt; dividendes

Sous réserve de ce qui est présenté ci-après à la rubrique « Retenue d'impôt de réserve et exigences de déclaration », les versements, le cas échéant, de l'intérêt cumulé sur le produit entiercé et des dividendes versés sur les actions ordinaires acquises à l'exercice ou à l'exercice réputé des bons de souscription spéciaux ne seront généralement pas assujettis à l'impôt fédéral américain, notamment à la retenue d'impôt fédérale américaine, s'ils sont versés à un porteur non américain, à la condition que ces versements ne soient pas effectivement rattachés à l'exploitation par ce porteur non américain d'un commerce ou d'une entreprise aux États-Unis, et, si certaines dispositions d'une convention s'appliquent, ne soient pas attribuables à un établissement permanent maintenu par ce porteur aux États-Unis.

Vente, échange ou autre disposition d'actions ordinaires ou de bons de souscription

Sous réserve de ce qui est présenté ci-après à la rubrique « Retenue d'impôt de réserve et exigences de déclaration », un gain réalisé à la vente, à l'échange ou à une autre disposition des actions ordinaires ou bons de souscription ne devrait généralement pas être assujetti à l'impôt sur le revenu fédéral américain, notamment à une retenue d'impôt fédérale américaine, sauf si (1) le gain est effectivement rattaché à l'exploitation par ce porteur non américain d'un commerce ou d'une entreprise aux États-Unis et, si certaines dispositions d'une convention s'appliquent, est attribuable à un établissement permanent maintenu par ce porteur aux États-Unis ou si (2) dans le cas d'un porteur non américain qui est un particulier étranger non résident, le porteur non résident est présent aux États-Unis pendant au moins 183 jours au cours de l'année d'imposition où a lieu la vente, l'échange ou une autre disposition et si certaines autres conditions sont remplies.

Retenue d'impôt de réserve et exigences de déclaration

Les versements de l'intérêt cumulé sur le produit entiercé et des dividendes sur les actions ordinaires, dans la mesure où ces versements sont considérés comme étant faits aux États-Unis à un porteur, et le produit de la vente, de l'échange ou du rachat des actions ordinaires ou des bons de souscription

peuvent être assujettis à des exigences de déclaration américaines et à une retenue d'impôt de réserve américaine, sauf si le porteur (i) est un bénéficiaire exonéré (y compris une société), (ii) est un bénéficiaire qui respecte certaines exigences, notamment des exigences d'attestation appropriée, ou (iii) se retrouve sous certaines autres catégories de personnes. Pour les années d'imposition se terminant de 2003 à 2010, le taux de retenue d'impôt de réserve sera de 28 %.

DESCRIPTION DES TITRES PLACÉS

Actions ordinaires

L'émetteur est autorisé à émettre jusqu'à 700 000 000 d'actions ordinaires, dont 22 860 092 sont émises et en circulation en date du 30 juin 2003.

Les porteurs d'actions ordinaires ont le droit de recevoir un avis des assemblées des actionnaires de l'émetteur, d'y être présents et d'exprimer une voie par action ordinaire à toutes les assemblées. Les porteurs d'actions ordinaires n'ont pas de droit de vote cumulatif à l'égard de l'élection des administrateurs, et par conséquent, les porteurs d'une majorité des actions ordinaires en circulation qui ont le droit de voter à l'élection des administrateurs peuvent élire tous les administrateurs qui se présentent aux élections. Les porteurs d'actions ordinaires ont le droit de recevoir au *pro rata* a) les dividendes, le cas échéant, lorsqu'ils sont déclarés par le conseil d'administration de l'émetteur, à son gré, sur les fonds légalement disponibles à cette fin et b) au moment de la liquidation, de la dissolution ou de la cessation des affaires de l'émetteur, l'actif net de l'émetteur après le paiement des dettes ainsi que d'autres éléments de passif, dans chaque cas sous réserve des droits, des privilèges, des restrictions et des conditions rattachés à toute série ou catégorie d'actions ayant priorité de rang ou au *pro rata* des actions ordinaires à l'égard des dividendes ou de la liquidation. Les actions ordinaires ne comportent pas de droits préférentiels de souscription, de droits de rachat ou de droits de conversion ni de dispositions en matière de fonds d'amortissement ou de fonds de rachat.

Bons de souscription

Les bons de souscription ont été créés et seront émis conformément à l'acte relatif aux bons de souscription. L'émetteur a désigné le bureau de transfert principal du fiduciaire à Vancouver, en Colombie-Britannique, comme lieu où les bons de souscription peuvent être déposés pour leur exercice ou leur cession. Le texte qui suit, qui résume de façon non exhaustive certaines dispositions de l'acte relatif aux bons de souscription, est donné entièrement sous réserve des dispositions de l'acte relatif aux bons de souscription.

Chaque bon de souscription entier confère à son porteur le droit de souscrire une action ordinaire au prix de 2,00 $ à tout moment avant 16 h (heure de Vancouver) le 29 mai 2008, après quoi les bons de souscription viendront à échéance et deviendront nuls et sans effet. Le prix d'exercice et le nombre d'actions ordinaires pouvant être émises à l'exercice peuvent tous deux faire l'objet de rajustement dans certaines circonstances, lesquelles font l'objet d'une description plus complète ci-après. Aux termes de l'acte relatif aux bons de souscription, l'émetteur sera autorisé à acheter sur le marché, par contrat de gré à gré ou autrement, la totalité ou une partie des bons de souscription alors en circulation, et tout bon de souscription ainsi acheté sera annulé.

L'acte relatif aux bons de souscription prévoit des rajustements du nombre d'actions ordinaires pouvant être émises à l'exercice des bons de souscription lorsque surviennent certains événements, notamment :

a) l'émission d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou convertibles en de telles actions auprès de la totalité ou de la quasi-totalité des porteurs d'actions ordinaires, à titre de dividendes en actions ou d'autres distributions (autres qu'un dividende versé dans le *cours normal des activités*, tel que défini dans l'acte relatif aux bons de souscription, ou qu'une distribution d'actions ordinaires à l'exercice des bons de souscription ou aux termes de la levée des options d'achat d'actions des administrateurs, des dirigeants

ou des employés qui ont été octroyées aux termes du régime d'options d'achat d'actions de l'émetteur);

b) la subdivision, la redivision ou la modification des actions ordinaires en un nombre supérieur d'actions ordinaires;

c) la réduction, la combinaison ou le regroupement (autres que le regroupement défini aux présentes) des actions ordinaires en un nombre inférieur d'actions;

d) l'émission, auprès de la totalité ou de la quasi-totalité des porteurs d'actions ordinaires, de droits, d'options ou de bons de souscription aux termes desquels ces porteurs sont autorisés, au cours d'une période se terminant au plus tard 90 jours suivant la date de référence à l'égard de cette émission, à souscrire ou à acheter des actions ordinaires ou des titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires, au prix par action (ou à un prix d'échange ou de conversion par action) de moins de 95 % du *cours du marché*, tel que défini dans l'acte relatif aux bons de souscription, pour les actions ordinaires à cette date de référence;

e) l'émission ou la distribution, auprès de la totalité ou de la quasi-totalité des porteurs d'actions ordinaires ou d'actions de toutes catégories autres que les actions ordinaires, de droits, d'options ou de bons de souscription visant l'acquisition d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires ou tout bien ou élément d'actif de l'émetteur, notamment des titres de créance ou l'émission ou la distribution, auprès de la totalité ou de la quasi-totalité des porteurs d'actions ordinaires, de tout bien ou autre élément d'actif, notamment des espèces ou des titres.

L'acte relatif aux bons de souscription prévoit également le rajustement de la catégorie ou du nombre de titres pouvant être émis à l'exercice des bons de souscription ou du prix d'exercice par titre si l'un des événements suivant survient : (i) la reclassification ou la redésignation des actions ordinaires; (ii) le regroupement ou la fusion de l'émetteur avec une autre entité et les plans d'arrangement avec celle-ci (autres que les regroupements, les fusions et les plans d'arrangement qui ne donnent pas lieu à une reclassification des actions ordinaires ou à un changement des actions ordinaires en d'autres actions); ou (iii) la cession (autre qu'une cession à l'une des filiales de l'émetteur) des entreprises ou des éléments d'actif de l'émetteur dans sa totalité ou sa quasi-totalité à une autre société ou entité.

L'émetteur s'est engagé dans l'acte relatif aux bons de souscription, durant la période pendant laquelle les bons de souscription peuvent être exercés, à donner avis aux porteurs de bons de souscription de certains événements déclarés, y compris des événements qui pourraient provoquer un rajustement du prix d'exercice des bons de souscription ou du nombre d'actions ordinaires pouvant être émises à l'exercice des bons de souscription, au moins quatorze jours avant la date de référence ou la date de prise d'effet, selon le cas, de cet événement.

Aucune fraction d'action ordinaire ne pourra être émise à l'exercice des bons de souscription et aucune contrepartie en espèces ou autre ne sera versée au lieu d'une fraction d'action. Les porteurs de bons de souscription ne possèderont pas de droits de vote, de droits préférentiels de souscription ou tout autre droit conféré à un porteur d'actions ordinaires.

L'émetteur et le fiduciaire peuvent, à l'occasion et sans le consentement des porteurs des bons de souscription, modifier ou compléter l'acte relatif aux bons de souscription dans le but, notamment, de rectifier une disposition comportant une lacune ou entachée d'un vice ou d'y apporter toute autre modification ne portant pas atteinte aux droits des porteurs de bons de souscription. Toute modification ou tout supplément à l'acte relatif aux bons de souscription qui porte atteinte aux droits des porteurs de bons de souscription ne peut être effectué que par voie de *résolution extraordinaire*, laquelle est définie dans l'acte relatif aux bons de souscription comme étant une résolution (i) adoptée à l'assemblée des porteurs de bons de souscription au cours de laquelle les porteurs de bons de souscription présents en personne ou par procuration représentent au moins 20 % du nombre total

des actions sous-jacentes pouvant être acquises aux termes de tous les bons de souscription alors en circulation, et adoptée par le vote affirmatif des porteurs de bons de souscription ayant droit d'acquérir au moins 75 % du nombre total des actions sous-jacentes pouvant être acquises aux termes de tous les bons de souscription représentés à l'assemblée et ayant fait l'objet d'un scrutin relativement à cette résolution ou (ii) adoptée aux termes d'un acte signé par les porteurs de bons de souscription représentant au moins 75 % du nombre total d'actions sous-jacentes pouvant être acquises aux termes des bons de souscription alors en circulation.

STRUCTURE DU CAPITAL CONSOLIDÉE

Le tableau qui suit présente la structure du capital consolidée de l'émetteur au 31 décembre 2002, au 31 mars 2003 (compte non tenu de l'exercice ou de l'exercice présumé de tout bon de souscription spécial) et au 31 décembre 2002, compte tenu de l'exercice ou de l'exercice présumé de tous les bons de souscription spéciaux :

Structure du capital consolidée

(données après regroupement d'actions)

	En circulation ou en cours au 31 décembre 2002 (vérifié)	**En circulation ou en cours au 31 mars 2003[1] (non vérifié)**	**En circulation ou en cours au 31 décembre 2002 compte tenu de l'exercice de tous les bons de souscription spéciaux (non vérifié)**
Actions ordinaires[2] (Autorisé : 700 000 000 au 30 juin 2003)	158 635 $ (18 860 092 actions)	162 417 $ (22 860 092 actions)	258 720[3] $ (99 900 402 actions)
Actions privilégiées de premier rang (Autorisé : 100 000 000)	-- --	– –	-- --
Actions privilégiées de second rang (Autorisé : 100 000 000)	-- --	– –	-- --
Bons de souscription spéciaux	Néant	100 085 $ (810 403 101 bons de souscription spéciaux)	Néant
Surplus d'apport	115 $	885 $	115 $
Déficit	99 486 $	100 657 $	99 486 $
Total de la structure du capital	59 264 $	162 730 $	159 349 $

(1) Compte non tenu de l'exercice ou de l'exercice présumé de tout bon de souscription spécial.

(2) À l'heure actuelle, outre les actions ordinaires réservées aux fins d'émission à l'exercice des bons de souscription, 42 850 150 actions ordinaires sont réservées aux fins d'émission à l'exercice de bons de souscription en cours de l'émetteur, 8 950 000 actions ordinaires sont réservées aux fins d'émission à l'exercice d'options en cours octroyées en vertu du régime d'options sur actions de l'émetteur et ● actions ordinaires sont réservées aux fins d'émission à l'exercice de l'option de conversion décrite à la rubrique « Acquisitions et aliénations importantes de propriétés ». Voir la rubrique « Options d'achat de titres ».

(3) Avant la déduction des charges du placement privé.

OPTIONS D'ACHAT DE TITRES

RÉGIME D'OPTIONS D'ACHAT D'ACTIONS

On trouvera des précisions sur le régime d'options d'achat d'actions de l'émetteur sous la rubrique « Rémunération de la haute direction – Régime d'options d'achat d'actions ».

Le tableau suivant donne certains renseignements sur les options attribuées dans le cadre du régime d'options d'achat d'actions et en circulation au 30 juin 2003 :

Porteurs d'options	Nombre d'actions ordinaires visées pa des options	Prix de levée par action ordinaire	Date d'expiration	Valeur marchande à la date d'attribution
Hauts dirigeants (5 personnes)	280 000 710 000 5 320 000	1,50 $ 1,30 $ 1,35 $	8 août 2006 6 février 2008 16 juin 2010	0,75 $ 1,30 $ 1,35 $
Administrateurs (1) (5 personnes)	270 000 150 000 100 000(2) 1 300 000	1,50 $ 1,30 $ 1,50 $ 1,35 $	8 août 2006 6 février 2008 30 juillet 2004 16 juin 2010	0,75 $ 1,30 $ 0,75 $ 1,35 $
Employés (3 personnes)	20 000	1,50 $	8 août 2006	0,75 $
Conseillers (13 personnes)	30 000 320 000 150 000 130 000	1,30 $ 1,35 $ 1,70 $ 1,35 $	6 février 2008 16 juin 2010 26 avril 2008 23 juin 2010	1,30 $ 1,35 $ 1,70 $ 1,35 $

(1) Compte non tenu des administrateurs qui sont également hauts dirigeants de l'émetteur.

(2) Les porteurs de ces options sont deux anciens administrateurs.

BONS DE SOUSCRIPTION D'ACTIONS ORDINAIRES

L'émetteur a émis des bons de souscription d'actions ordinaires en circulation conformément à ce qui est indiqué ci-dessous, compte tenu de l'exercice réel ou réputé des bons de souscription spéciaux :

Nombre de bons de souscription	Prix d'exercice par bon de souscripti	Date d'expiration
1 000 000	2,00 $	31 décembre 2003
50 000	0,75 $	8 mars 2004
30 000	1,10 $	23 juillet 2004
2 000 000	1,30 $	2 août 2004
4 000 000	1,30 $	18 mars 2005
100 000	1,50 $	23 avril 2005
200 000	1,50 $	8 mai 2005
40 520 155	2,00 $	29 mai 2008

De plus, l'émetteur prévoit émettre le bon de souscription visant les frais de prolongation à l'exercice réel ou réputé par Endeavour Mining de l'option à Endeavour Mining. Voir « Dettes convertibles ».

DETTES CONVERTIBLES

Pour un exposé sur les dettes convertibles impayées, voir « Développement général des activités - Acquisitions et aliénations importantes de propriétés ».

VENTES ANTÉRIEURES ET RENSEIGNEMENTS SUR LES OPÉRATIONS

VENTES ANTÉRIEURES

Depuis le 30 mai 2002, l'émetteur a émis au total 10 639 736 actions ordinaires (compte tenu regroupement), conformément à ce qui suit :

Date	Nombre d'actions ordinaire	Prix d'émission par action ordinaire	Prix d'émission global
8 juillet 2002	2 200 000	1,50 $	3 300 000 $
11 juillet 2002	600 000	1,50 $	900 000 $
23 juillet 2002	30 000	1,00 $	30 000 $
23 juillet 2002	639 934	1,50 $	959 901 $
23 juillet 2002	389 934	1,50 $	584 901 $
23 juillet 2002	779 868	1,50 $	1 169 803 $
2 août 2002	2 000 000	1,00 $	2 000 000 $
18 mars 2003	4 000 000	1,00 $ à 1,15 $	4 075 750 $

La rubrique « Options d'achat de titres » donne des précisions sur les bons de souscription d'actions et les autres titres émis par l'émetteur qui peuvent être convertis en actions ordinaires ou exercés contre celles-ci.

RENSEIGNEMENTS SUR LES OPÉRATIONS

Les actions ordinaires sont inscrites et négociées à la Bourse de Toronto (la *TSX*) sous le symbole NNO. Le tableau suivant résume les cours extrêmes publiés et le volume des opérations sur les actions ordinaires pour les périodes indiquées (compte tenu du regroupement) :

PÉRIODE	HAUT $	BAS $	VOLUME Nombre
2001			
Troisième trimestre	0,80 $	0,45 $	473 990
Quatrième trimestre	1,10 $	0,35 $	233 811
2002			
Premier trimestre	1,50 $	0,40 $	229 545
Deuxième trimestre	1,60 $	0,65 $	134 970
Troisième trimestre	1,50 $	0,60 $	8 843 143
Quatrième trimestre	0,75 $	0,45 $	723 898
2003			
Premier trimestre	2,40 $	0,65 $	15 575 250
Avril	2,05 $	1,65 $	2 148 165
Mai	1,90 $	1,25 $	2 128 016
Juin	1,48 $	1,25 $	14 832 690

Tous les cours indiqués dans le tableau ci-dessus tiennent compte du regroupement, qu'ils se rapportent à la période antérieure ou postérieure au 16 juin 2003, date de prise d'effet du regroupement.

Le cours de clôture des actions ordinaires à la TSX le 16 mai 2003 (soit le dernier jour des opérations avant la date à laquelle les preneurs fermes et l'émetteur ont convenu des modalités du placement privé et les ont annoncées) était de 1,50 $ l'action. Le cours de clôture des actions ordinaires à la TSX le 30 juin 2003 était de 1,48 $ l'action.

PRINCIPAL ACTIONNAIRE

Au 30 juin 2003, 22 860 092 actions ordinaires au total étaient émises et en circulation. À la connaissance des administrateurs et des hauts dirigeants de l'émetteur, aucune personne n'est propriétaire bénéficiaire, directement ou indirectement d'actions qui comportent plus de 10 % des droits de vote conférés par l'ensemble des actions de l'émetteur, ni n'exerce un contrôle ou une emprise sur celles-ci.

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES

DONNÉES FINANCIÈRES

Le tableau suivant présente les principales données financières consolidées de l'émetteur pour les exercices terminés les 31 décembre 2002, 2001 et 2000 et pour les trimestres terminés les 31 mars 2003 et 2002. Le résumé suivant des principales données financières est tiré des états financiers consolidés de l'émetteur et des notes complémentaires ainsi que du rapport de gestion qui figurent ailleurs dans le présent prospectus. Ce résumé doit être lu à la lumière de ces documents et y est intégralement assujetti. Voir les rubriques « États financiers » et « Rapport de gestion ».

Toutes les données financières présentées ci-dessous sont en milliers de dollars, à l'exception des données par action :

Northern Orion Resources Inc. Principales données financières

	Trimestres terminés les 31 mars (non vérifié)		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
Pour la période :					
Bénéfice net (perte nette)	(1 171 $)	(468 $)	(1 992 $)	(1 285 $)	(23 804 $)
Flux de trésorerie liés aux activités d'exploitation	195	(353)	(2 134)	(1 600)	(669)
Flux de trésorerie liés aux activités de financement	3 782	500	2 446	1 978	2 050
Flux de trésorerie liés aux activités d'investissement	(23)	(86)	(160)	(4)	(1 682)
Nombre moyen pondéré d'actions ordinaires en circulation (en milliers)	189 045	114 148	150 263	105 835	85 331
Par action ordinaire :					
Bénéfice (perte) de base	(0,01)	(0,00)	(0,01)	(0,01)	(0,28)
Bénéfice dilué (perte diluée)	(0,01)	(0,00)	(0,01)	(0,01)	(0,28)
À la fin :					
Espèces et quasi-espèces	4 103	620	539	387	13

	Trimestres terminés les 31 mars (non vérifié)		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
Total de l'actif	87 895	84 278	84 217	84 018	83 071
Total du passif	25 250	32 383	24 953	32 155	52 623
Capitaux propres	62 645	51 895	59 264	51 863	30 448

PRINCIPALESDONNÉESFINANCIÈRESCONSOLIDÉESPRO FORMA NONVÉRIFIÉES

Le résumé suivant des données financières consolidées pro forma est présenté à titre d'exemple uniquement et n'est pas nécessairement représentatif des résultats d'exploitation cumulés de l'émetteur consolidé. Il est tiré des états financiers consolidés historiques de l'émetteur, des états financiers historiques de MAA et des notes complémentaires qui figurent ailleurs dans le présent prospectus; il doit être lu à la lumière de ces documents et y est intégralement assujetti. Les états financiers consolidés pro forma ont été dressés conformément aux principes comptables généralement reconnus du Canada. L'émetteur utilise le dollar CA à titre de monnaie de présentation, tandis que MAA utilise le dollar US à cette fin. Toutes les données financières présentées ci-dessous sont en milliers de dollars, à l'exception des données par action et du nombre d'actions en circulation.

Les états consolidés pro forma des résultats non vérifiés pour l'exercice terminé le 31 décembre 2002 et pour le trimestre terminé le 31 mars 2003 supposent que l'acquisition de Alumbrera a été conclue le premier jour des périodes respectives. Le bilan consolidé pro forma au 31 mars 2003 suppose que l'acquisition a été conclue le 31 mars 2003.

	Données pro forma pour le trimestre terminé l 31 mars2003	Données pro forma pour l'exercice terminé le 31 décembre2002
Résultats d'exploitation :		
Bénéfice net	1 377 $	18 909 $
Par action ordinaire :		
Bénéfice de base	0,01	0,20
Bénéfice dilué	0,01	0,20

	Données pro forma au 31 mars 2003
Situation financière :	
Espèces et quasi-espèces	8 818 $
Actif à court terme	9 300
Total de l'actif	239 192
Passif à court terme	725
Total du passif	77 721
Capitaux propres	161 471

Le tableau suivant présente le résumé des principales données financières trimestrielles (non vérifié) de l'émetteur pour chacun des huit trimestres mentionnés ci-après. Tous les chiffres sont présentés en milliers de dollars, à l'exception des montants par action.

	31 décembre		30 septembre		30 juin		31 mars	
	2002	2001	2002	2001	2002	2001	2002	2001
Produits	20	12	-	328	(2)	2	3	20
Charges	433	603	693	287	416	415	471	342
Perte	413	591	693	(41)	418	413	468	322
Perte par action ordinaire	0,00	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Total de l'actif	84 217	84 021	84 606	84 078	83 654	84 230	84 278	83 701
Passif à court terme	428	7 633	407	347	713	540	7 858	1 021
Remise en état et impôts futurs	24 525	24 525	24 525	24 356	24 356	24 356	24 525	24 421
Total du passif	24 953	32 158	24 932	31 618	32 153	31 811	32 383	53 575
Capital-actions	158635	149 274	158 639	149 280	149 774	149 280	149 774	126 574
Surplus d'apport	115	-	108	-	107	-	83	-
Déficit	99 486	97 411	99 073	96 820	98 380	96 861	97 962	96 448

POLITIQUE RELATIVE AUX DIVIDENDES

Il n'existe aucune restriction pouvant empêcher l'émetteur de verser des dividendes. Toutefois, l'émetteur n'a versé aucun dividende sur ses actions ordinaires depuis l'incorporation et n'a actuellement pas l'intention d'en verser, puisqu'il prévoit que tous les fonds disponibles seront affectés au financement de sa croissance.

RAPPORT DE GESTION

Le présent rapport de gestion doit être lu à la lumière des états financiers consolidés de l'émetteur ainsi que des notes complémentaires qui figurent ailleurs dans le présent prospectus. Les événements présentés ailleurs dans le présent prospectus sont exclus du rapport de gestion ci-après.

Résultats d'exploitation

Trimestre terminé le 31 mars 2003 par rapport au trimestre terminé le 31 mars 2002

Pour le trimestre terminé le 31 mars 2003 (le « premier trimestre de 2003 »), l'émetteur a enregistré une perte avant consolidation de 1171 000 $ ou de 0,01 $ par action, comparativement à une perte avant consolidation de 468 000 $ ou de 0,00 $ par action pour le trimestre terminé le 31 mars 2002 (le « premier trimestre de 2002 »).

L'augmentation des charges au premier trimestre de 2003 découle principalement du montant de 750 000 $ constaté au titre de la rémunération à base d'actions accordée aux administrateurs et aux membres de la direction qui est inclus dans les honoraires et frais de consultation. Les charges en espèces liées aux honoraires et frais de consultation ont augmenté, passant de 173 000 $ au premier trimestre de 2002 à 235 000 $ au premier trimestre de 2003. Les honoraires et frais de consultation comprennent également les honoraires versés aux experts-conseils externes dans le cadre de l'examen

par l'émetteur des acquisitions de propriétés minières. La hausse des frais juridiques s'explique par la restructuration des actifs en Argentine; les charges à cet égard continueront d'être importantes au deuxième trimestre de 2003 jusqu'à l'achèvement des acquisitions de Agua Rica et de Alumbrera.

Les frais de bureau et d'administration ont augmenté, passant de 107 000 $ au premier trimestre de 2002 à 230 000 $ au premier trimestre de 2003. Ces montants comprennent les honoraires versés à la direction, aux conseillers juridiques et aux comptables ainsi que les honoraires versés à la direction des filiales argentines. Au cours du trimestre terminé le 31 mars 2003, 30 000 options sur actions ont été octroyées à un cabinet de relations avec les investisseurs. La juste valeur de cette rémunération, calculée en fonction du modèle d'évaluation du prix des options de Black et Scholes, a été établie à 20 000 $ et a été incluse dans les frais de bureau et d'administration.

Le régime d'options sur actions de l'émetteur est un régime de droits à la plus-value des actions et est comptabilisé au moyen de la méthode de la juste valeur. Au 31 mars 2003, un montant de 750 000 $ est inclus aux postes « Honoraires et frais de consultation » dans les états des résultats et du déficit et au poste « Surplus d'apport » des capitaux propres dans les bilans.

Les indemnités de départ et les frais de restructuration ont reculé, passant de 154 000 $ au premier trimestre de 2002 à 10 000 $ au premier trimestre de 2003 en raison de la finalisation du processus de restructuration en 2002. Un gain de 27 000 $ à la vente d'actions a été enregistré pour le premier trimestre de 2003, tandis qu'aucun gain n'avait été enregistré pour le premier trimestre de 2002.

Exercice terminé le 31 décembre 2002 par rapport à l'exercice terminé le 31 décembre 2001

Au cours de l'exercice terminé le 31 décembre 2002 (l'« exercice 2002 »), l'émetteur a enregistré une perte avant consolidation de 1 992 000 $ ou de 0,01 $ par action, comparativement à une perte avant consolidation de 1 285 000 $ ou de 0,01 $ par action au cours de l'exercice terminé le 31 décembre 2001 (l'« exercice 2001 »).

L'augmentation des charges découle principalement de la hausse des honoraires et frais de consultation ainsi que des frais de restructuration engagés en 2002. Une tranche des frais d'administration en Argentine a reculé en raison de la dévaluation du peso argentin au cours de l'exercice 2002. Les frais de bureau et d'administration ont augmenté, passant de 487 000 $ pour l'exercice 2001 à 552 000 $ pour l'exercice 2002. Un montant de 70 000 $ a été versé à Miramar pour l'exercice 2001 au titre des frais de gestion, tandis qu'aucun montant n'a été versé à Miramar à ce titre pour l'exercice 2002; ce montant devrait être ajouté aux frais d'administration pour l'exercice 2001 aux fins de comparaison avec l'exercice 2002.

Les honoraires et frais de consultation ont augmenté, passant de 718 000 $ pour l'exercice 2001 à 907 000 $ pour l'exercice 2002, en raison de l'impartition de nombreux services par l'émetteur. Ces montants comprennent les honoraires versés à la direction, aux conseillers juridiques et aux comptables ainsi que les frais pour la gestion des filiales argentines. La hausse des honoraires versés aux conseillers juridiques s'explique par la restructuration des actifs en Argentine; les charges à cet égard continueront d'être importantes pour l'exercice se terminant le 31 décembre 2003 (l'« exercice 2003 ») jusqu'à l'achèvement des acquisitions de Agua Rica et de Alumbrera. Les honoraires et frais de consultation comprennent également les honoraires versés aux experts-conseils externes dans le cadre de l'examen par l'émetteur des acquisitions de propriétés minières.

Les indemnités de départ et les frais de restructuration ont augmenté, passant de 203 000 $ pour l'exercice 2001 à 550 000 $ pour l'exercice 2002. Le montant inscrit pour l'exercice 2002 comprend des indemnités de départ de 144 000 $ versés à un ancien membre de la direction de l'émetteur ainsi que des frais de consultation de 220 000 $ versés à un tiers pour sa contribution relative au placement des actions de Miramar.

En 2001, l'émetteur a enregistré un gain de 329 000 $ à la vente d'actions ordinaires d'une société ouverte sans lien de dépendance que l'émetteur avait reçues en règlement d'une dette liée à des

travaux de d'exploration effectués en 1997 dans une propriété minière appartenant à l'émetteur. L'émetteur a par la suite signé une convention d'option avec cette société en vue de la cession des avoirs reçus par l'émetteur dans le cadre du règlement de la dette. Il n'existe aucun gain correspondant lié à une vente d'actions en 2002.

<u>Exercice terminé le 31 décembre 2001 par rapport à l'exercice terminé le 31 décembre 2000</u>

Au cours de l'exercice terminé le 31 décembre 2001 (l'« exercice 2001 »), l'émetteur a inscrit une perte avant consolidation de 1285000$ ou de 0,01$ par action, comparativement à une perte avant consolidation de 23 804 000 $ ou de 0,28 $ par action au cours de l'exercice terminé le 31 décembre 2000 (l'« exercice 2000 »).

La perte de l'exercice 2001 ne comprend pas de réduction de valeur de propriétés minières, tandis que la perte correspondante de l'exercice 2000 comprend des réductions de valeur à l'égard du projet de San Jorge et d'autres actifs d'un montant de 22 271 000 $ ou de 0,26 $ par action (avant consolidation). À l'exclusion des réductions de valeur, la perte de l'émetteur pour l'exercice 2001 est de 1 285 000 $, comparativement à une perte de 1 599 000 $ pour l'exercice 2000.

Le recul des charges est en partie attribuable à la réduction continue des activités d'exploration en Argentine et à Cuba et aux moins-values liées aux actifs d'exploitation à Cuba, à la portée réduite des activités et à la cessation du versement des frais de gestion demandés par Miramar après le premier trimestre de 2001, ainsi qu'à l'absence d'indemnités de départ et de frais de résiliation.

L'émetteur a quitté les bureaux de Miramar et a partagé ses locaux avec un groupe de sociétés d'exploration, les frais de bureau étant partagés selon le principe du recouvrement des coûts entiers en fonction du niveau d'activités de l'émetteur. Un montant de 420 000 $ a été versé à Miramar pour l'exercice 2000 au titre des frais de gestion, comparativement à 70 000 $ pour l'exercice 2001. Les frais de bureau et d'administration ont augmenté, passant de 220 000 $ pour l'exercice 2000 à 487 000 $ pour l'exercice 2001, mais les frais d'administration en général ont diminué pour s'établir à 557 000 $ pour l'exercice 2001 par rapport à 660 000 $ pour l'exercice 2000, en incluant les frais de gestion versés à Miramar dans les chiffres correspondants. Les honoraires et frais de consultation sont passés de 350 000 $ pour l'exercice 2000 à 718 000 $ pour l'exercice 2001 en raison de la restructuration achevée au deuxième trimestre de 2001. Les indemnités de départ et les frais de restructuration ont également augmenté, passant de 157 000 $ pour l'exercice 2000 à 203 000 $ pour l'exercice 2001.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

<u>Trimestre terminé le 31 mars 2003 par rapport au trimestre terminé le 31 mars 2002</u>

L'encaisse a augmenté de 3 564 000 $ au cours du premier trimestre de 2003, pour un total de 4 103 000 $ au 31 mars 2003, par rapport à 620 000 $ au 31 mars 2002.

Au cours du premier trimestre de 2003, l'émetteur a effectué un placement privé de 4 000 000 de parts à 1,00 $ chacune (1,15 $ pour les parties sans lien de dépendance), pour un produit brut d'environ 4 075 750 $ ou un produit net de 3 782 000 $. Chaque part offerte dans le cadre du placement privé comprend une action ordinaire et un bon de souscription pouvant être exercé sur une période de deux ans en vue de l'acquisition de une action ordinaire additionnelle au prix de 1,30 $. Des frais de financement de 6 % ont été versés à une partie sans lien de dépendance aux termes d'une convention de financement, qui depuis a pris fin. Au cours du premier trimestre de 2002, un placement privé a été effectué, pour un produit de 500 000 $.

Pour le premier trimestre de 2003, une somme de 195 000 $ a été affectée aux activités d'exploitation, comparativement à 353 000 $ pour le premier trimestre de 2002.

Pour le premier trimestre de 2003, les activités d'investissement ont compris des dépenses de 23 000 $ en ce qui a trait aux participations liées à des propriétés minières, comparativement à un recouvrement de 86 000 $ pour le premier trimestre de 2002.

Au cours du premier trimestre de 2003, l'émetteur a octroyé 890 000 options sur actions à un prix de 1,30 $ à des administrateurs, à des membres de la direction et à des conseillers en matière de relations avec les investisseurs, aux termes du régime d'options sur actions de l'émetteur. Les options sur actions viennent à échéance le 6 février 2008. Le régime d'options sur actions autorise l'émission d'un nombre maximal de 1 600 000 d'options; de ce nombre, 670 000 options étaient en cours au 31 décembre 2002. Un nombre additionnel de 150 000 options a été octroyé à un conseiller, le prix de levée étant de 1,70 $ l'action. Ces options sur actions viennent à échéance le 26 avril 2008, et 40 000 de ces options sont immédiatement acquises. Les 110 000 options restantes ont été acquises dès l'obtention de l'approbation des actionnaires. Les actionnaires ont approuvé un régime d'options sur actions permettant d'émettre jusqu'à 10 % des actions déjà émises de l'émetteur, y compris les actions qui seront émises dans le cadre du financement de bons de souscription spéciaux.

En février 2003, l'émetteur a conclu une entente la liant à BHP Billiton pour consolider la participation de 100 % dans le projet de Agua Rica. Le 23 avril 2003, l'émetteur a conclu une entente définitive avec BHP Billiton, et la participation de 72 % détenue par BHP Billiton a été achetée pour un total de 12 600000 $ US, dont une tranche de 3 600 000 $ US a été versée le 8 mai 2003, un paiement final de 9 000 000 $ US devant être versé le 30 juin 2005 ou avant cette date.

Exercice terminé 31 décembre 2002 par rapport à l'exercice terminé le 31 décembre 2001

L'encaisse a augmenté de 152 000 $ pour l'exercice 2002, pour un total de 539 000 $ au 31 décembre 2002, par rapport à une augmentation de 374 000 $, pour un total de 387 000 $ au 31 décembre 2001. Au 31 décembre 2002, le fonds de roulement de l'émetteur s'établissait à 508 000 $, comparativement à un fonds de roulement déficitaire de 7042 000 $ au 31 décembre 2001. Au 31 décembre 2001, les billets convertibles et les intérêts courus représentaient 7167 000 $ des passifs à court terme, qui s'élevaient à 7 630 000 $, ce qui s'est traduit par une augmentation du déficit du fonds de roulement. Au cours de 2002, ces billets ont été convertis en 4609 736 actions ordinaires, et les intérêts courus connexes ont été annulés.

Durant l'exercice 2002, les activités d'exploitation ont nécessité 2134 000 $, comparativement à 1 600 000 $ pour l'exercice 2001.

Au cours de 2002, les activités de financement comprenaient un placement privé dégageant un produit de 500 000 $, qui a été affecté au fonds de roulement. Le placement visait 833333 actions ordinaires et 50 000 bons de souscription d'actions ordinaires pouvant être exercés sur une période de deux ans à un prix de 0,75 $. Des frais de financement liés à l'émission de 30 000 actions ordinaires à un prix de 1,00 $ et 30 000 bons de souscription pouvant être exercés à 1,10 $ ont été versés à une partie sans lien de dépendance. Un deuxième placement privé effectué en 2002, qui visait 2 000 000 de parts à un prix de 1,00 $ la part, a permis de mobiliser un produit net de 1 946 000 $. Chaque part offerte dans le cadre du placement privé comprenait une action ordinaire et un bon de souscription donnant droit à son porteur d'acheter une action ordinaire additionnelle de l'émetteur jusqu'au 2 août 2004, à un prix de 0,13 $ l'action. Durant l'exercice 2001, un montant en espèces de 500 000 $ a été reçu de Miramar, et cette avance, jumelée aux avances antérieures de Miramar, a été convertie en deux billets convertibles.

Durant l'exercice 2002, les activités d'investissement ont nécessité 160 000 $ au titre de l'entretien des propriétés minières visées par des participations, comparativement à un montant de 4 000 $ engagé pour les mêmes fins durant l'exercice 2001.

Exercice terminé le 31 décembre 2001 par rapport à l'exercice terminé le 31 décembre 2000

L'encaisse a augmenté de 374 000 $ au cours de l'exercice 2001, pour un total de 387 000 $ au 31 décembre 2001, par rapport à une diminution de l'encaisse au cours de l'exercice 2000, pour un total de 13 000 $ au 31 décembre 2000. Au 31 décembre 2001, l'émetteur présentait un fonds de roulement déficitaire de 7 042 000 $, contre un fonds de roulement déficitaire de 924 000 $ au 31

décembre 2000. Une tranche de 7 167 000 $ du passif à court terme de 2001 était imputable aux billets convertibles à payer à Miramar.

Durant l'exercice 2001, les activités de financement comprenaient un placement privé de 1 000 000 de parts à 1,50 $ la part, pour un produit net de 1 474 000 $. Chaque part offerte comprenait une action ordinaire et un bon de souscription d'actions. Les bons de souscription comportaient un prix d'exercice de 1,75 $ au cours de la première année et de 2,00 $ au cours de la deuxième. L'échéance des bons de souscription, fixée au 28 avril 2003 a été prolongée au 31 décembre 2003. Au cours de 2001, Miramar a consenti une avance d'un montant de 500 000 $ qui, jumelé à des avances antérieures de 675 000 $ et des espèces versés contre des débentures convertibles de 1 405 000 $ durant l'exercice 2000 ainsi que des avances d'exercices antérieurs, a été convertie en deux billets convertibles.

Les activités d'investissement associées aux participations dans des propriétés minières ont entraîné des dépenses de 4 000 $ durant l'exercice 2001, comparativement à des dépenses de 1682 000 $ durant l'exercice 2000.

SOMMAIRE DE L'EXERCICE2002

À la fin de l'exercice 2002, le fonds de roulement de l'émetteur s'établissait à 508 000 $. Toutefois, ce montant était alors insuffisant pour répondre aux exigences de l'émetteur pour l'exercice 2003. Au cours de l'exercice 2002 et de la période allant jusqu'à la date du prospectus, l'émetteur a négocié et conclu plusieurs opérations importantes.

La restructuration de l'émetteur, qui a pris fin au cours de l'exercice 2001, a entraîné la conversion d'une débenture convertible de 21 226 243 $ détenue par Miramar en 1 443 962 actions ordinaires de Northern Orion à 14,70 $ chacune. De plus, les dettes restantes de l'émetteur envers Miramar ont été consolidées en deux billets convertibles totalisant 6 914 605 $. Les intérêts de 351 000 $ courus en juin 2001 jusqu'à la date de conversion des billets de Miramar ont été annulés. Ce montant, qui avait été capitalisé dans les participations dans des propriétés minières, a été contrepassé, et la valeur comptable des participations de l'émetteur dans des propriétés minières a été réduite en conséquence.

Le prix de conversion des nouveaux billets convertibles était de 1,50 $ l'action et, au cours de l'exercice 2002, les deux billets ont été convertis en 4 609 736 actions ordinaires quand Miramar, en vertu d'une option octroyée précédemment, a vendu une importante tranche de ses actions de l'émetteur par l'intermédiaire de 1341180 Ontario Limited, une société fermée appartenant à M. Robert Cross, administrateur et président de l'émetteur, aux termes d'une convention d'option visant les actions de Miramar. M. Cross a exercé l'option et a facilité la redistribution de 4800 000 des actions ordinaires qui appartenaient précédemment à Miramar. Des frais de consultation de 220 000 $ ont été versés à une partie sans lien de dépendance en ce qui a trait à la réalisation de ces opérations.

En septembre 2002, l'émetteur a conclu une entente avec Newport Exploration Ltd. (« Newport ») aux termes de laquelle Newport peut faire l'acquisition d'une participation indivise de 50 % dans le projet Mantua. L'acquisition s'effectue au moyen d'une convention d'option visant 100 % des actions ordinaires émises et en circulation de MMI. Les modalités de la convention d'option sont les suivantes :

- Newport a émis 400 000 actions ordinaires à l'intention de Northern Orion à titre de paiement d'option afin de conclure l'entente. Northern Orion a reçu ces actions, dont la valeur présumée est de 104 000 $, en décembre 2002. De ces actions, 200 000 sont assujetties au droit dans la redevance et le produit;
- Newport prendra en charge et réglera les frais de possession liés au projet Mantua jusqu'à un montant maximal de 20 000 $ US par mois (au 31 mars 2003, un montant de 171 781 $ était inscrit dans les débiteurs et n'avait pas encore été remboursé par Newport);

- Newport mènera à terme un programme de prélèvement en vue des travaux d'essai métallurgique dans les douze mois suivant l'approbation des organismes de réglementation relative à l'acquisition, afin d'effectuer une étude de faisabilité pouvant être financée, jusqu'à un montant maximal de 750 000 $ US.

Si l'émetteur obtient une facilité de crédit satisfaisante pour Newport en vue d'entreprendre la production commerciale, Newport émettra 1 400 000 actions ordinaires à l'intention de l'émetteur. Newport prendra en charge une tranche de 20 000 000 $ US de la dette de second rang de 28 000 000 $ US contractée par Geominera, S.A. envers l'émetteur. Si Newport obtient du financement, Newport prendra en charge une tranche de 14 000 000 $ US de la dette de second rang, et l'émetteur conserverait la tranche de 14 000 000 $ US restante de la dette de second rang. À l'exercice de l'option relative aux actions de Mantua, Newport accepte de prendre en charge les obligations en vertu du droit dans la redevance et le produit en ce qui a trait au projet Mantua. L'émetteur a accepté de transférer 200 000 actions ordinaires de Newport à Miramar à la valeur présumée de 52 000 $. La somme à verser en vertu du droit dans la redevance et le produit sera alors réduite de 52 000 $.

Pour faciliter le contrôle diligent relatif à Alumbrera, l'émetteur a accepté de rembourser à Wheaton des frais de 1 000 000 $ US engagés par cette dernière relativement au contrôle diligent effectué dans le cadre de son acquisition antérieure d'une participation initiale de 25 % dans le projet Alumbrera. Un paiement initial de 250 000 $ US a été versé à Wheaton le 8 avril 2003, aux termes de l'entente. Wheaton a fourni toutes ses données techniques, juridiques et commerciales sur le contrôle diligent, achevé au début 2003, et l'émetteur a mis ces données à jour.

ADMINISTRATEURS ET DIRIGEANTS DE L'ÉMETTEUR

NOM, ADRESSE, POSTE AUPRÈS DE L'ÉMETTEUR, PROFESSION PRINCIPALE ET TITRES DÉTENUS

Le nom, le lieu de résidence, le poste auprès de l'émetteur et la profession principale pendant les cinq dernières années de chacun des administrateurs et dirigeants de l'émetteur sont les suivants :

Nom, poste et lieu de résidence	Administrateur depuis	Profession principale pour les cinq dernières années
John K. Burns[(1)(2)(3)] Administrateur Philadelphie (PA)	1995	Directeur général, FRM Management; président et chef de la direction, Frontier Resources Management, Inc., toutes deux de Chicago (Illinois)
David Cohen Président, chef de la direction et administrateur West Vancouver (C.-B.)	2002	Président et chef de la direction, Northern Orion Explorations Ltd.; de 2000 à 2002, vice-président et chef de l'exploitation, Northern Orion Explorations Ltd.; de 1997 à 2001, vice-président principal, Corporation minière Miramar; depuis janvier 2003, administrateur, Newport Exploration Ltd.
Robert Cross Président du conseil et administrateur West Vancouver (C.-B.)	2001	Investisseur privé; jusqu'en 1998, administrateur, Valeurs mobilières Yorkton Inc.; présentement administrateur de Bema Gold Corporation et de Nikos Explorations Ltd.
P. Terrance O'Kane[(1)(2)(3)] Administrateur Surrey (C.-B.)	1999	Ingénieur métallurgiste indépendant
Stephen Wilkinson[(1)(2)(3)] Administrateur North Vancouver (C.-B.)	1999	Président, ValGold Resources Ltd.; de 1999 à 2002, président et chef de la direction, Northern Orion Explorations Ltd.; de 1997 à 1999, analyste minier, groupe international des mines et des métaux, RBC Dominion valeurs mobilières Inc.

Nom, poste et lieu de résidence	Administrateur depuis	Profession principale pour les cinq dernières années
Shannon Ross Chef des services financiers Burnaby (C.-B.)	s.o.	Chef des services financiers, groupe d'entreprises Lang Mining; en 1999, contrôleur et secrétaire général, Dia Met Minerals Ltd.; de 1996 à 1999, contrôleur, groupe d'entreprises Hunter Dickinson
Sargent H. Berner Secrétaire général Vancouver (C.-B.)	s.o.	Associé, DuMoulin Black, avocats
Mary P. Collyer Secrétaire adjointe West Vancouver (C.-B.)	s.o.	Associée, DuMoulin Black, avocats

(1) Membre du comité de vérification.

(2) Membre du comité de rémunération de la haute direction et de régie d'entreprise.

(3) Membre du comité environnemental.

Endeavour Mining Capital Corp. a le droit de nommer un candidat au conseil d'administration de l'émetteur, même si des montants demeurent impayés aux termes de la facilité de crédit décrite à la rubrique « Acquisitions et aliénations importantes de propriétés »), mais fait savoir qu'elle n'exercera pas ce droit pour l'instant.

Le mandat des administrateurs de l'émetteur se termine à l'assemblée annuelle suivante de l'émetteur, à laquelle les administrateurs sont élus pour l'année suivante. La dernière assemblée annuelle de l'émetteur a eu lieu le 16 juin 2003.

PROPRIÉTÉ TOTALE DES TITRES

Au 30 juin 2003, les administrateurs et les dirigeants de l'émetteur, en tant que groupe, étaient propriétaires véritables, directement ou indirectement, de 1 046 020 actions ordinaires, soit 4,58 % des actions ordinaires, ou exerçaient un contrôle ou une direction sur celles-ci. Compte tenu de l'exercice réel ou réputé des bons de souscription spéciaux, cette participation constituerait 1 % des 103 900 402 actions ordinaires alors émises et en circulation.

INTERDICTIONS D'OPÉRATION SUR VALEUR OU FAILLITES

Sauf sans la mesure indiquée aux présentes, à la connaissance de la direction de l'émetteur, aucun administrateur ni dirigeant de l'émetteur, ni aucun actionnaire détenant un nombre suffisant de titres de l'émetteur pour toucher de façon importante le contrôle de l'émetteur, n'est ou n'a été, pendant les dix années précédant la date du présent prospectus, administrateur ou dirigeant d'un autre émetteur qui, pendant que cette personne occupait ce poste, a :

a) fait l'objet d'une interdiction d'opération, ou d'une interdiction semblable, ou d'une interdiction qui empêchait l'autre émetteur d'obtenir une dispense de la loi pour une période de plus de 30 jours consécutifs; ou

b) fait faillite, fait une proposition en vertu de toute loi en matière de faillite ou d'insolvabilité ou fait l'objet d'une procédure, d'un arrangement ou d'une transaction avec des créanciers, entrepris lui-même des démarches en ce sens, ni eu de séquestre, d'administrateur-séquestre ou de fiduciaire nommé pour détenir ses biens.

Robert Cross, administrateur de l'émetteur, s'est joint au conseil de Livent Inc. (*Livent*) pendant qu'il faisait partie du M. Ovitz Group en juin 1998. Des irrégularités comptables ont ensuite été découvertes et Livent a déclaré faillite à la fin cette année-là. Par la suite, un recours collectif a été

intenté contre Livent et ses administrateurs. M. Cross n'est présentement pas partie à une action ou une procédure judiciaires concernant Livent.

PÉNALITÉS OU SANCTIONS

À la connaissance de la direction de l'émetteur, aucun administrateur ni dirigeant de l'émetteur, ni aucun actionnaire détenant un nombre suffisant de titres de l'émetteur pour toucher de façon importante le contrôle de l'émetteur, n'a :

a) fait l'objet d'une pénalité ou d'une sanction imposées par un tribunal et relatives aux lois sur les valeurs mobilières au Canada ou par une autorité en valeurs mobilières au Canada, ni conclu de règlement à l'amiable avec une autorité en valeurs mobilières au Canada; ou

b) fait l'objet d'une autre pénalité ou sanction imposée par un tribunal ou un organisme de réglementation qui pourrait être considérée importante par un investisseur raisonnable en prenant une décision de placement.

FAILLITES PERSONNELLES

Les administrateurs et les dirigeants de l'émetteur, les actionnaires détenant un nombre suffisant de titres pour toucher de façon importante le contrôle de l'émetteur, les sociétés de portefeuille privées de l'une de ces personnes, n'ont pas, pendant les dix années précédant la date du présent prospectus, fait faillite, fait une proposition en vertu d'une loi en matière de faillite ou d'insolvabilité, ni fait l'objet d'une procédure, d'un arrangement ou d'une transaction avec des créanciers, ni entrepris eux-mêmes des démarches en ce sens, ni eu de séquestre, d'administrateur-séquestre ou de fiduciaire nommé pour détenir leurs biens.

CONFLITS D'INTÉRÊTS

David Cohen, président et administrateur de l'émetteur, est administrateur de Newport, qui a acquis une option à l'égard du projet Mantua de l'émetteur. M. Cohen s'est joint au conseil de Newport après que la convention d'option a été conclue. Voir la rubrique « Participations de l'émetteur dans les propriétés minérales - Projet Mantua ».

Sauf dans la mesure indiquée aux présentes, à la connaissance de la direction de l'émetteur, il n'y a présentement aucun conflit d'intérêts important entre l'émetteur ou toute filiale de l'émetteur et un administrateur ou dirigeant de l'émetteur ou de toute filiale de l'émetteur. Les administrateurs et dirigeants de l'émetteur et de ses filiales peuvent être administrateurs ou dirigeants, ou les deux, d'une autre société ou avoir une participation importante dans une autre société du secteur des ressources et, dans la mesure où ces autres sociétés peuvent participer à des projets auxquels l'émetteur ou l'une de ses filiales peuvent participer, les administrateurs de l'émetteur peuvent être en situation de conflit d'intérêts au moment de négocier et d'établir les conditions de cette participation. Advenant un tel conflit d'intérêts à une réunion du conseil d'administration de l'émetteur, l'administrateur en situation de conflit se doit de le divulguer et de s'abstenir de voter pour ou contre l'approbation de la participation ou des conditions.

Chaque initié de l'émetteur a fourni les renseignements concernant la propriété des titres de l'émetteur, les interdictions d'opération sur valeur ou les faillites, les pénalités ou les sanctions, les faillites personnelles ou les insolvabilités et les conflits d'intérêts potentiels ou réels qui le concernent.

RÉMUNÉRATION DE LA HAUTE DIRECTION

ÉNONCÉ RELATIF À LA RÉMUNÉRATION DE LA DIRECTION

Pour l'application du présent prospectus, l'expression *hauts dirigeants désignés* désigne chacun des particuliers qui font partie du groupe suivant, à savoir le chef de la direction au 31 décembre 2002 et les quatre autres hauts dirigeants les mieux rémunérés de l'émetteur au 31 décembre 2002, dont la rémunération individuelle relative au dernier exercice terminé a dépassé 100 000 $, ainsi que les

particuliers qui auraient répondu à ces critères n'eut été du fait qu'ils n'étaient pas dirigeants à la fin du dernier exercice terminé. Aux présentes, le terme *DPVA* désigne des droits à la plus-value des actions; le terme *RILT* désigne un régime incitatif à long terme.

Le tableau qui suit (présenté conformément aux règles (les *règles*) d'application de la loi intitulée *Securities Act* (Colombie-Britannique) indique la totalité de la rémunération annuelle et à long terme en contrepartie des services rendus à l'émetteur et à ses filiales, à quelque titre que ce soit, pour les trois derniers exercices terminés (dans la mesure exigée par les règles) à l'égard de chacun des hauts dirigeants désignés.

Tableau sommaire de la rémunération

		Rémunération annuelle			Rémunération à long terme			
					Attributions			
Nom et fonction principale	Exercice	Salaire ($)	Primes pour l'exercice ($)	Autre rémunération annuelle ($)[1]	Nombre de titres visés par des options ou des DPVA attribués	Actions ou unités visées par des restrictions attribuées ($)	Paiements en application d'un RILT	Autre rémunération ($)[2]
David Cohen Président et chef de la direction[1]	2002 2001 2000	Néant Néant Néant	Néant Néant Néant	144 000[2] 120 000[2] Néant	Néant 120 000[3] 70 000[4]	Néant Néant Néant	Néant Néant Néant	Néant Néant Néant
Stephen Wilkinson Ancien président et chef de la direction[5]	2002 2001 2000	Néant Néant Néant	Néant Néant Néant	84 000[6] 144 000[6] 108 000[7]	Néant 170 000[3] 120 000[4]	Néant Néant Néant	Néant Néant Néant	162 000[8] Néant Néant
Robert Cross Président du conseil[9]	2002	Néant	Néant	104 326[10]	Néant	Néant	Néant	Néant

(1) M. Cohen a été nommé président et chef de la direction en août 2002. Avant août 2002, il était vice-président et chef de l'exploitation de l'émetteur.

(2) Somme versée à Maluti Services Ltd., dont M. Cohen est le mandant. Une somme additionnelle de 101 182 $ en 2002 et de 97 024 $ en 2001 a été versée à Maluti Services Ltd. au titre de dépenses.

(3) De ces options d'achat d'actions, 35 000 options (compte tenu du regroupement) peuvent être et seront acquises le 30 août 2003, soit la deuxième date anniversaire de l'attribution. Si une *opération interne d'importance* survient, les options non acquises le deviendront sans délai. Une opération interne d'importance est définie comme étant une offre véritable destinée aux actionnaires de l'émetteur qui, si elle était acceptée, conférerait le contrôle de l'émetteur à l'initiateur, ou une opération dans le cadre de laquelle l'émetteur conclut une entente qui prévoit ou pourrait entraîner un échange d'actions par les actionnaires de l'émetteur.

(4) Ces options d'achat d'actions (compte tenu du regroupement) ont été accordées le 4 février 2000 et ont été annulées au cours de l'exercice terminé le 31 décembre 2001.

(5) M. Wilkinson a été président et chef de la direction d'octobre 1999 à août 2002.

(6) Somme versée à Dunrowan Management Ltd. (*Dunrowan*), dont M. Wilkinson est actionnaire. Une somme additionnelle de 12 407 $ en 2002 et de 31 380 $ en 2001 a été versée au titre de dépenses.

(7) Une somme additionnelle de 68 113 $ a été versée à Dunrowan au titre de dépenses.

(8) Représente une indemnité de départ versée à M. Wilkinson relativement à sa démission du poste de président et chef de la direction en août 2002. Voir sous la rubrique « Cessation d'emploi, changement des fonctions ou du contrôle et contrats d'emploi ».

(9) M. Robert Cross a été nommé président du conseil en juin 2002.

(10) Somme versée à 1341180 Ontario Ltd., dont M. Cross est le mandant. De cette somme, 44 326 $ ont été versés à 1341180 Ontario Ltd. et à d'autres sociétés fermées dont M. Cross est le mandant, au titre de dépenses.

Attributions dans le cadre d'un régime incitatif à long terme (RILT)

L'émetteur n'offre pas de régime incitatif à long terme dans le cadre duquel il a versé une rémunération au comptant ou autre devant servir d'incitatif au rendement (et dans le cadre duquel le rendement est évalué par rapport au rendement financier ou au cours des titres de l'émetteur).

Options et DPVA

OPTIONS D'ACHAT D'ACTIONS

Dans le cadre du régime d'attribution d'options d'achat d'actions de l'émetteur (le *régime d'options d'achat d'actions*), des options d'achat d'actions ordinaires peuvent être attribuées à des employés à temps plein ou partiel et à des administrateurs de l'émetteur ou de filiales de l'émetteur et à d'autres personnes physiques ou morales engagées pour la prestation de services de gestion ou de consultation continus destinés à l'émetteur ou à une entité que celui-ci contrôle. Le nombre d'actions ordinaires visées par chaque option attribuée dans le cadre du régime d'options d'achat d'actions tient compte de l'apport actuel et éventuel de cette personne physique ou morale au succès de l'émetteur. Le prix de levée par action ordinaire ne peut être inférieur au cours de clôture des actions ordinaires à la TSX le jour de bourse qui précède immédiatement le jour de l'attribution de l'option. Chaque option, dont la durée est établie par les administrateurs et ne dépasse pas 10 ans, peut être levée uniquement si le porteur est employé, administrateur ou dirigeant de l'émetteur ou d'une filiale de l'émetteur de manière continue depuis la date de l'attribution de l'option ou est engagé pour la prestation de services de gestion ou de consultation continus destinés à l'émetteur ou à une filiale de l'émetteur, sauf en cas de décès du titulaire de l'option, auquel cas l'option peut être levée pendant une période additionnelle maximale de 12 mois par la suite, et sauf si le titulaire de l'option cesse d'être un participant admissible du régime d'options d'achat d'actions pour un motif autre qu'un motif valable ou le décès, auquel cas l'option peut être levée pendant une période additionnelle maximale de 30 jours par la suite. Le régime d'options d'achat d'actions ne prévoit pas d'aide financière, y compris par un prêt ou un cautionnement, de la part de l'émetteur relativement à l'achat d'actions ordinaires à celui-ci.

Les administrateurs de l'émetteur ont approuvé l'adoption d'un régime d'options d'achat d'actions modifié, qui augmente le nombre d'actions ordinaires réservées pour attribution, le portant à 10 % des actions ordinaires émises et en circulation (compte tenu du regroupement), notamment les actions ordinaires sous-jacentes aux bons de souscription spéciaux, ou 10 390 040 actions ordinaires réservées aux termes du régime d'options d'achat d'actions. Ils ont également approuvé l'attribution d'un total de 8 750 000 options aux termes du régime d'options d'achat d'actions modifié.

DROITS À LA PLUSVALUE DES ACTIONS

Le régime d'options d'achat d'actions prévoit également l'attribution de droits à la plus-value des actions aux porteurs d'options attribuées aux termes du régime d'options d'achat d'actions. Le porteur d'une option dans le cadre du régime d'options d'achat d'actions a le droit de mettre fin à cette option, en totalité ou en partie, et de recevoir, au lieu des actions ordinaires visées par l'option qui a pris fin, le nombre d'actions ordinaires, compte non tenu des fractions, qui, lorsqu'il est multiplié par la juste valeur des actions ordinaires visées par l'option qui a pris fin (soit la moyenne des cours extrêmes d'un lot régulier d'actions ordinaires à la TSX au cours des cinq jours de bourse qui précèdent) a une valeur totale égale au nombre de ces actions ordinaires multiplié par la différence entre la juste valeur et le prix de levée par action de ces actions ordinaires, déduction faite des montants qui doivent être retenus au titre de l'impôt sur le revenu.

Attributions d'options ou de DPVA au cours du dernier exercice terminé

L'émetteur n'a pas accordé aux hauts dirigeants désignés d'options d'achat d'actions ni de droits à la plus-value des actions, notamment dans le cadre du régime d'options d'achat d'actions, au cours du dernier exercice terminé. Après la fin du dernier exercice terminé, 8 110 000 options d'achat d'actions

ont été attribuées dans le cadre du régime d'options d'achat d'actions, dont 5 300 000 à des hauts dirigeants désignés.

Total des options levées ou des DPVA exercés au cours du dernier exercice terminé et valeur des options ou des DPVA à la fin de l'exercice

Le tableau suivant donne des précisions sur toutes les levées d'options d'achat d'actions au cours du dernier exercice terminé, par chacun des hauts dirigeants désignés, le nombre d'options non levées détenues par les hauts dirigeants désignés à la fin de l'exercice et la valeur des options non levées en jeu, globalement, à la fin de l'exercice. Les hauts dirigeants désignés n'ont pas levé d'options relatives aux actions de l'émetteur au cours du dernier exercice terminé.

Nom	Nombre de titres acquis à la levée ou à l'exercice	Valeur globale réalisée ($)	Nombre d'options non levées ou de DPVA non exercés à la fin de l'exercice pouvant/ne pouvant pas l'être	Valeur des options non levées ou des DPVA non exercés en jeu à la fin de l'exercice ($) pouvant/ne pouvant pas l'être
David Cohen	Néant	s.o.	85 000/35 000(1)	Néant/Néant
Stephen Wilkinson	Néant	s.o.	135 000/35 000(1)	Néant/Néant
Robert Cross	Néant	s.o.	50 000/Néant(1)	Néant/Néant

(1) Compte tenu du regroupement.

Les options en jeu sont les options à l'égard desquelles la valeur marchande des titres sous-jacents à la fin du dernier exercice était supérieure au prix de levée de l'option. Le cours de clôture des actions ordinaires le 31 décembre 2002 s'établissait à 0,075 $ (compte non tenu du regroupement).

Il n'y a pas eu de révision du prix des options d'achat d'actions dans le cadre du régime d'options d'achat d'actions ni autrement au cours du dernier exercice terminé.

Cessation d'emploi, changement des fonctions ou du contrôle et contrats d'emploi

Les services de MM. David Cohen et Robert Cross sont régis par des contrats de gestion conclus avec des sociétés fermées contrôlées par ceux-ci. À la clôture de l'acquisition d'Alumbrera, l'émetteur a conclu des contrats de gestion avec MM. Cohen et Cross, respectivement, aux termes desquels ils recevront une rémunération de 22 500 $ par mois et une prime de 200 000 $, dont 100 000 $ en espèces et 100 000 $ en actions ordinaires. MM. Cross et Cohen peuvent chacun recevoir un paiement correspondant à deux années de rémunération (540 000 $ chacun) en cas de cessation d'emploi découlant d'un changement de contrôle de l'émetteur. Des exemplaires de ces contrats de gestion ont été déposés sur SEDAR et pourront être consultés après la délivrance du visa final du présent prospectus.

Sauf indication contraire des présentes, l'émetteur et ses filiales n'ont pas d'entente ni de régime prévoyant une rémunération supérieure à 100 000 $ reçue ou pouvant être reçue par les hauts dirigeants désignés au cours du dernier exercice terminé ou de l'exercice en cours de l'émetteur pour indemniser ces hauts dirigeants en cas de cessation d'emploi (démission, retraite, changement de contrôle) ou de changement des fonctions par suite d'un changement de contrôle.

Contrats de gestion

Les contrats de gestion relatifs aux services de MM. Cohen et Cross sont détaillés sous la rubrique « Cessation d'emploi, changement des fonctions ou du contrôle et contrats d'emploi ». LMC Management Services Ltd., société détenue en propriété par un certain nombre d'autres sociétés ouvertes, rend certains services d'administration et de comptabilité à l'émetteur, selon le principe de la récupération de l'ensemble des coûts. L'émetteur a versé la somme globale approximative de 169 161 $ à LMC Management Services Ltd. en contrepartie de ses services au cours de l'exercice terminé le 31 décembre 2002.

Sauf indication contraire des présentes, aucune fonction de gestion de l'émetteur n'est exercée, dans une large mesure, par une personne qui n'est pas administrateur ou haut dirigeant de l'émetteur.

OPÉRATIONS ENTRE PERSONNES RELIÉES

Au cours des trois derniers exercices de l'émetteur et de la période du 31 décembre 2002 à ce jour, l'émetteur n'a pas acquis de services ou d'éléments d'actif d'un initié, d'un promoteur, d'un membre de la direction ou des personnes qui ont des liens avec ceux-ci ou font partie de leur groupe, sauf indication contraire dans le présent prospectus.

PRÊTS AUX ADMINISTRATEURS, AUX HAUTS DIRIGEANTS ET AUX CADRES SUPÉRIEURS

Il n'existe présentement aucun prêt à un administrateur, à un haut dirigeant, à un cadre supérieur, à un candidat au poste d'administrateur ou à une personne ayant des liens avec l'un d'entre eux, consenti, garanti ou soutenu par l'émetteur ou l'une de ses filiales, que ce soit aux termes d'un régime d'achat d'actions des employés de l'émetteur ou autrement; il n'y en avait aucun non plus pendant le dernier exercice complet.

FACTEURS DE RISQUE

Un investissement dans les titres de l'émetteur est spéculatif et comporte des risques considérables que les investisseurs éventuels doivent étudier de près avant de prendre leur décision. Voici, en plus des autres renseignements présentés ailleurs dans le présent prospectus, les facteurs de risque qui doivent être examinés attentivement par les investisseurs éventuels.

RISQUES D'EXPLORATION, DE MISE EN VALEUR ET D'EXPLOITATION

Les activités minières comportent en général un degré élevé de risque. Les activités de l'émetteur sont assujetties à tous les dangers et risques normalement associés à l'exploration, à la mise en valeur et à la production de l'or, de l'argent et du cuivre, notamment les formations géologiques inhabituelles et imprévues, l'activité sismique, les coups de toit, les éboulements, les inondations et d'autres conditions rattachées au forage et à l'extraction de matières, tous ces éléments pouvant occasionner des dommages aux mines et à d'autres installations de production, ou encore leur destruction, ainsi que des blessures aux êtres vivants ou des dommages aux biens ou à l'environnement et la possibilité que soit engagée une responsabilité juridique. Bien que les précautions nécessaires seront prises pour réduire le risque au minimum, la concentration est assujettie à des dangers tels que les pannes d'équipement et la défaillance des digues de retenue des aires à stériles, ce qui pourrait occasionner la pollution de l'environnement et engendrer la responsabilité correspondante.

L'exploration et la mise en valeur de gisements de minerai comportent des risques considérables que même une combinaison d'évaluation attentive, d'expérience et de connaissances peut ne pas éliminer. Bien que la découverte d'un gisement de minerai puisse se transformer en une production considérable, peu de propriétés faisant l'objet de travaux d'exploration sont, en définitive, mises en valeur et transformées en mines productrices. Des dépenses importantes peuvent être nécessaires pour trouver des réserves minérales et en établir la valeur, mettre au point des procédés métallurgiques et construire des installations minières et de traitement sur un site donné. Il est impossible de garantir que les programmes d'exploration ou de mise en valeur de l'émetteur ou de l'un quelconque de ses copartenaires occasionneront la mise en place d'installations minières commerciales rentables. La viabilité commerciale d'un gisement de minerai dépend d'un certain nombre de facteurs, dont les attributs du gisement en cause, comme sa taille, sa teneur et sa proximité aux infrastructure, les prix des métaux, qui sont fortement cycliques, et la réglementation gouvernementale, notamment en matière de prix, d'impôts et de taxes, de redevances, de régime foncier, d'utilisation du sol, d'importation et d'exportation des minéraux ainsi que de la protection de l'environnement. On ne peut prévoir avec exactitude l'effet qu'auront ces facteurs, mais leur

combinaison pourrait faire en sorte que l'émetteur n'obtienne pas un rendement adéquat sur le capital investi.

Rien ne garantit que les dépenses qu'effectuera l'émetteur en matière de recherche et d'évaluation de gisements miniers donneront lieu à des découvertes de quantités commerciales de minerai.

RISQUES LIÉS À L'ASSURANCE ET RISQUES NON ASSURÉS

En général, les activités de l'émetteur sont sujettes à bon nombre de risques et de dangers, y compris des conditions environnementales difficiles, des accidents industriels, des conflits de travail, des conditions géologiques inusitées ou inattendues, des glissements de terrain ou de talus, des éboulements, des modifications à la réglementation et des phénomènes naturels tels que des conditions météorologiques défavorables, des inondations et des tremblements de terre. De tels événements pourraient occasionner des dommages touchant les propriétés minières ou les installations de production, des blessures ou décès, des dommages environnementaux touchant les propriétés de l'émetteur ou les propriétés d'autres sociétés, des retards dans l'exploitation minière, des pertes monétaires, et entraîner des responsabilités légales éventuelles.

Bien que, pour se protéger contre certains risques, l'émetteur ait souscrit de l'assurance pour des montants qu'il considère raisonnables, son assurance ne couvrira pas l'ensemble des risques éventuels liés aux activités d'une société minière. L'émetteur pourrait aussi être incapable de conserver son assurance à des primes abordables. La couverture d'assurance pourrait déborder les limites prévues du contrat ou pourrait ne pas être suffisante pour couvrir toute responsabilité qui en découle. En outre, la couverture contre les risques comme la pollution de l'environnement ou d'autres dangers qui découlent de l'exploration et de la production minières n'est généralement pas offerte à l'émetteur ou aux autres sociétés minières selon des conditions acceptables. L'émetteur pourrait également être tenu responsable de la pollution ou d'autres dangers qui pourraient ne pas être assurés ou contre lesquels l'émetteur peut décider de ne pas s'assurer notamment parce que les primes sont trop élevées. Les pertes découlant de ces événements peuvent occasionner à l'émetteur des dépenses importantes, lesquelles pourraient avoir une incidence défavorable importante sur son rendement financier et sur ses résultats d'exploitation.

RISQUES ET DANGERS POUR L'ENVIRONNEMENT

Toutes les phases des activités de l'émetteur sont assujetties à la réglementation environnementale dans les divers territoires où elles sont exercées. Cette réglementation oblige notamment le maintien de normes de qualité de l'air et de l'eau, ainsi qu'à la restauration du terrain, et établit des limites quant à la production, au transport, au stockage et à l'élimination de déchets solides et dangereux. La législation sur l'environnement évolue vers des normes plus strictes et une application plus rigoureuse, des amendes et des pénalités plus élevées en cas de non-respect, des évaluations environnementales plus serrées des projets et la responsabilité accrue des sociétés et de leurs dirigeants, administrateurs et employés. Rien ne garantit que la modification éventuelle de la réglementation sur l'environnement n'aura pas d'effet défavorable sur les activités de l'émetteur. Il se peut qu'il existe sur les propriétés dans lesquelles l'émetteur détient des participations ou sur les propriétés qui seront acquises aux termes de l'acquisition des dangers pour l'environnement dont l'émetteur n'a pas connaissance à l'heure actuelle et qui pourraient avoir été causés par les propriétaires ou les exploitants actuels ou anciens.

Les activités de l'émetteur nécessitent actuellement, et pourraient nécessiter à l'avenir, l'obtention d'approbations et de permis du gouvernement. Si ces approbations sont nécessaires mais qu'elles ne sont pas obtenues, l'émetteur pourrait devoir observer une interdiction ou une restriction concernant la poursuite de ses activités d'exploitation minière et de ses projets d'exploration ou de mise en valeur de propriétés minières.

L'inobservation des lois, des règlements et des exigences applicables en matière de permis pourrait occasionner la prise de mesures d'exécution aux termes de ces dispositions législatives, notamment

des ordonnances rendues par des autorités réglementaires ou judiciaires en vue de faire interdire ou de restreindre les activités, et pourrait comprendre des mesures correctives nécessitant des dépenses en immobilisations, l'installation d'équipement supplémentaire ou des mesures de redressement. Il se pourrait que les parties qui prennent part aux activités minières ou à l'exploration ou à la mise en valeur des propriétés minières soient tenues d'indemniser les personnes qui subissent des pertes ou des dommages causés par les activités minières et qu'elles se fassent imposer des amendes ou des sanctions civiles ou pénales en raison de la violation des lois ou des règlements applicables.

La modification des lois, de la réglementation et des permis actuels régissant l'exploitation et les activités des sociétés minières et des sociétés d'exploration minière ou leur mise en application plus rigoureuse pourrait avoir un effet défavorable important sur l'émetteur et faire augmenter les frais d'exploration, les dépenses en immobilisations ou les coûts de production, ou pourrait occasionner la réduction des niveaux de production aux propriétés productrices ou encore l'abandon ou le retard de la mise en valeur de nouvelles propriétés minières.

RISQUES ENVIRONNEMENTAUX LIÉS À LA MINE ALUMBRERA

Des eaux de ruissellement se sont formées dans les eaux souterraines naturelles en aval des installations de stériles à l'intérieur de la concession MAA. Une série de puits de pompage ont été mis en place pour capturer ces eaux de ruissellement empreintes de hauts niveaux de calcium et de sulfate dissous. Des puits de pompage devront être rajoutés au cours de l'exploitation de la mine afin de contenir les eaux de ruissellement à l'intérieur de la concession et des puits de surveillance devront également être installés à la rivière Vis Vis. Si l'on se fie au tout dernier modèle des eaux souterraines, il sera nécessaire de faire fonctionner le système de pompage durant plusieurs années après la fermeture de la mine. La canalisation du concentré en suspension reliée à la mine Alumbrera traverse des régions montagneuses, d'importantes rivières, et elle est exposée à des pluies torrentielles ainsi qu'à des activités agricoles. Bien qu'il y ait eu de nombreuses structures de contrôle et des programmes de surveillance mis en place, le moindre bris de la canalisation pourrait représenter un risque environnemental lié au déversement du concentré en suspension.

L'émetteur ne s'est vu octroyer aucune indemnité de la part de RTP, vendeur de la mine Alumbrera, à l'égard de responsabilités environnementales éventuelles qui pourraient découler du panache d'eau de ruissellement ou d'une rupture de la canalisation.

PERMIS

Pour ses activités en Argentine et à Cuba, l'émetteur doit obtenir des permis des autorités gouvernementales compétentes et conserver ces permis en vigueur. Bien que MAA possède actuellement tous les permis nécessaires pour exploiter son entreprise comme elle le fait actuellement, rien ne garantit que le renouvellement des permis pour les activités actuelles ne sera pas retardé ou encore que les permis supplémentaires pour tout changement qui pourrait être apporté aux activités seront obtenus sans délai. Avant d'entreprendre des travaux de mise en valeur sur ses propriétés, l'émetteur doit obtenir les permis des autorités gouvernementales compétentes. Rien ne garantit que l'émetteur continuera de détenir tous les permis nécessaires pour mettre en valeur une propriété en particulier ou pour en entreprendre ou en poursuivre l'exploitation.

INFRASTRUCTURE

Les activités d'extraction, de traitement, de mise en valeur et d'exploration dépendent, à un degré ou à un autre, d'une infrastructure adéquate. Des routes, des ponts, des sources d'énergie et de l'approvisionnement en eau fiables sont des éléments importants qui influent sur les dépenses en immobilisations et les frais d'exploitation. Les phénomènes climatiques inhabituels ou rares, le sabotage, les entraves occasionnées notamment par le gouvernement pour ce qui est de l'entretien ou de la fourniture d'une telle infrastructure pourraient avoir un effet défavorable sur les activités, la situation financière et les résultats d'exploitation de l'émetteur.

RISQUES D'INTERRUPTION DES ACTVITÉS À LA MINE ALUMBRERA

La défaillance ou la rupture d'un oléoduc, selon l'emplacement où aurait lieu un tel événement, pourrait provoquer une interruption importante des activités de MAA et pourrait avoir un effet défavorable important sur la situation financière et les résultats d'exploitation de l'émetteur.

La mine Alumbrera est située dans une région éloignée de l'Argentine. En moyenne, plus de 2 000 personnes sont transportées par voie terrestre et plus de 1 200 par voie aérienne en partance ou à destination de la mine tous les mois. Un accident grave impliquant un autobus ou un avion pourrait faire de nombreuses victimes. L'interruption de ces services pourrait aussi causer une interruption importante des activités de MAA et avoir une incidence défavorable sur la situation financière et sur les activités de l'émetteur.

INCERTITUDE QUANT À L'ESTIMATION DES RÉSERVES DE MINERAI ET DES RESSOURCES MINÉRALES

Les chiffres des réserves de minerai et des ressources minérales qui figurent dans le présent prospectus sont des estimations et rien ne garantit que les teneurs et les tonnages prévus seront atteints ou que le niveau indiqué de récupération sera réalisé ou que les réserves de minerai seront extraites ou traitées de façon rentable. Il existe un bon nombre d'incertitudes inhérentes aux estimations des réserves de minerai et des ressources minérales, y compris de nombreux facteurs indépendants de la volonté de l'émetteur. Les estimations relèvent d'un processus subjectif et l'exactitude des réserves ou ressources est fonction de la quantité et de la qualité de données disponibles ainsi que des hypothèses et des jugements à la base de l'interprétation géologique et d'ingénierie. De plus, des facteurs d'exploitation à court terme ayant trait aux réserves minérales, comme le besoin de mettre en valeur de façon ordonnée les gisements de minerai ou le traitement de nouvelles teneurs de minerai ou de teneurs de minerai différentes, pourraient rendre l'exploitation minière non rentable au cours d'une période comptable donnée. De plus, rien ne garantit que la récupération d'or, d'argent ou de cuivre dans des essais de laboratoire à petite échelle sera répétée dans des essais à plus grande échelle dans des conditions *in situ* ou pendant la production.

Les fluctuations du prix de l'or, de l'argent ou du cuivre, les résultats de forage, les essais métallurgiques la production ainsi que l'évaluation des plans de mine subséquents à la date de toute estimation peuvent exiger une révision de ces estimations. Le volume et la teneur des réserves exploitées et traitées et les taux de recouvrement peuvent ne pas correspondre à ceux qui ont été anticipés. Toute réduction importante des estimations de réserves minerais et des ressources minérales ou de la capacité de l'émetteur à procéder à l'extraction de ces réserves de minerai pourrait avoir un effet défavorable important sur les résultats d'exploitation et sur la situation financière l'émetteur.

INCERTITUDE RELATIVEMENT AUX RESSOURCES MINÉRALES PRÉSUMÉES

Les ressources minérales présumées qui ne sont pas des réserves minérales n'ont pas démontré leur viabilité économique.

BESOIN EN RÉSERVES SUPPLÉMENTAIRES

Comme les mines ont une durée d'exploitation limitée, laquelle est fondée sur des réserves prouvées et probables, l'émetteur doit continuellement remplacer et étendre ses réserves. Les estimations sur la durée de l'exploitation de la mine comprises aux présentes et qui se rattachent aux installations de la mine Alumbrera peuvent être erronées. La capacité de l'émetteur de conserver ou même d'augmenter sa production annuelle d'or et de cuivre est tributaire, en grande partie, de sa capacité à mettre en route de nouvelles mines et à la capacité de MAA de développer ses réserves dans la mine Alumbrera.

La mine Alumbrera a une durée d'exploitation estimative de 10 ans. L'émetteur ne prévoit pas que d'autres activités d'exploration menées à la mine Alumbrera se traduiraient en une augmentation importante des réserves de minerai.

TITRE FONCIER

Bien que les titres afférents aux propriétés de l'émetteur ainsi qu'aux propriétés que l'émetteur se propose d'acquérir ont été revus par l'émetteur ou pour son compte, aucun avis officiel relatif aux titres n'a été remis à l'émetteur et, par conséquent, rien ne garantit que les titres relatifs à ces propriétés ne sont pas entachés de vice. Il est généralement impossible d'obtenir une garantie à l'égard des titres et, par conséquent, la capacité de l'émetteur de voir à l'obtention de claims solides relatifs à chaque propriété minière ou concession minière peut être considérablement restreinte. L'émetteur n'a pas procédé au levé claims dans lesquels il détient, directement ou indirectement, des droits et, par conséquent, la délimitation précise et l'emplacement des claims pourraient être mis en doute. Conséquemment, les propriétés minières de l'émetteur pourraient être assujetties à des privilèges, des ententes, des transferts ou des réclamations antérieurs non enregistrés, ou encore à des revendications territoriales autochtones ou à des vices de titre non repérés, entre autres choses. De plus, l'émetteur pourrait se trouver dans l'impossibilité d'exploiter ses propriétés conformément aux permis octroyés, ou encore de faire valoir ses droits à l'égard de ses propriétés.

CONCURRENCE

Le secteur minier est concurrentiel, et ce, dans tous ses aspects. L'émetteur fait face à une forte concurrence livrée par d'autres sociétés minières relativement à l'acquisition de propriétés qui produisent ou qui sont capables de produire des métaux précieux et de base. Bon nombre de ces sociétés possèdent des ressources financières, techniques et d'exploitation plus importantes que celles de l'émetteur. En raison de cette concurrence, l'émetteur pourrait être incapable de maintenir ou d'acquérir des propriétés minières attrayantes selon des conditions qu'il considère acceptables, pour peu qu'il y en ait, ce qui pourrait avoir une incidence défavorable importante sur le produit d'exploitation, la situation financière et les résultats d'exploitation de l'émetteur.

CAPITAUX SUPPLÉMENTAIRES

L'extraction, le traitement, la mise en valeur et l'exploration des propriétés de l'émetteur peuvent exiger un financement supplémentaire considérable. L'impossibilité d'obtenir un financement suffisant peut entraîner un retard, voire le report indéterminé des travaux d'exploration, de mise en valeur ou de production à l'une ou à l'ensemble des propriétés de l'émetteur, et même occasionner la perte de sa participation dans la propriété. Rien ne garantit que des capitaux supplémentaires ou tout autre type de financement seront disponibles au besoin ou que, s'ils le sont, les conditions du financement seront avantageuses pour l'émetteur. Les bas prix de l'or enregistrés au cours des cinq années précédant 2002 ont eu des répercussions négatives sur la capacité de l'émetteur d'obtenir du financement et une telle situation pourrait se reproduire si les prix de l'or et du cuivre sont bas dans les années à venir.

PRIX DES PRODUITS DE BASE

Le prix des actions ordinaires, les résultats financiers de l'émetteur ainsi que ses activités d'exploration, de mise en valeur et d'exploitation minière ont subi précédemment, ou pourraient subir dans l'avenir, des répercussions négatives importantes en raison de la chute des prix de l'or et du cuivre. Les prix de l'or et du cuivre fluctuent de façon marquée et sont tributaires de divers facteurs qui sont indépendants de la volonté de l'émetteur, tels que la vente ou l'achat d'or par diverses banques centrales et institutions financières, les taux d'intérêt, les taux de change, les taux d'inflation, de déflation, les fluctuations dans la valeur du dollar américain et des devises, l'offre et la demande régionales et internationales, la conjoncture économique et politique qui prévaut dans les pays du monde qui sont de gros producteurs d'or et de cuivre. Les prix de l'or et du cuivre ont grandement fluctué ces dernières années et toute baisse sérieuse pourrait empêcher la poursuite des activités de mise en valeur et de production commerciale des propriétés de l'émetteur.

Selon le prix de l'or et du cuivre, les flux de trésorerie provenant des activités minières pourraient ne pas être suffisants et l'émetteur pourrait se voir obligé d'interrompre la production et pourrait perdre

sa participation dans certaines de ses propriétés, ou se voir forcé de vendre certaines de ses propriétés. La production future des propriétés minières de l'émetteur est fonction du fait que les prix de l'or et du cuivre soient adéquats pour rendre ces propriétés rentables.

De plus, des estimations des réserves et des plans de mine fondées sur des prix de l'or et du cuivre plus bas pourraient se traduire par une réduction importante des investissements de l'émetteur dans des propriétés minières et par une augmentation des frais d'amortissement, de réclamation et de fermeture.

Non seulement le recul des prix des produits de base peut-il avoir des répercussions négatives sur les estimations des réserves de l'émetteur et sur sa situation financière, mais un tel recul peut aussi influer sur les activités de l'émetteur en ce qu'il implique la réévaluation de la faisabilité d'un projet en particulier.

Une telle réévaluation peut résulter d'une décision de la direction ou peut être requise aux termes d'arrangements financiers relatives à un projet en particulier. Même si un projet est en bout de ligne reconnu comme étant économiquement viable, le besoin de mener une telle réévaluation peut causer des retards importants ou des activités, ou même les interrompre, jusqu'à ce que la réévaluation soit achevée.

Le concentré de cuivre tiré de la mine Alumbrera est expédié à des fonderies en Europe, en Inde, au Moyen-Orient, au Canada et au Brésil. Les coûts de transport du concentré de cuivre pourraient augmenter considérablement en raison d'une augmentation du prix de l'essence ou d'une pénurie du nombre de navires disponibles pour transporter le concentré aux fonderies.

RISQUES LIÉS AUX OPÉRATIONS DE COUVERTURE SUR LES PRODUITS DE BASE

À l'heure actuelle, la politique de l'émetteur consiste en ne pas couvrir ses ventes futures de métaux; toutefois, cette politique pourrait être modifiée dans l'avenir. MAA, quant à elle, couvre une partie de ses ventes de métaux. La couverture des ventes de métaux peut entraîner la nécessité d'effectuer des activités sur marge. La fluctuation soudaine du prix des métaux faisant l'objet d'une couverture pourrait occasionner des appels de marge dont l'effet sur la situation financière de l'émetteur ou de MAA pourrait être défavorable.

Rien ne garantit qu'un programme de couverture d'un des produits de base conçu pour réduire le risque associé aux fluctuations des prix du métal sera fructueux. Les opérations de couverture peuvent ne pas fournir une protection adéquate contre les chutes du prix des métaux. Bien que les opérations de couverture puissent protéger l'émetteur et MAA d'une chute du prix du métal qui fait l'objet de la couverture, ces opérations peuvent aussi empêcher l'émetteur et MAA de tirer profit intégralement des hausses de prix.

RISQUES LIÉS AUX TAUX DE CHANGE

Les fluctuations monétaires peuvent influer sur les coûts que l'émetteur a à défrayer dans le cadre de ses activités. Les frais d'exploitation de l'émetteur à Cuba et en Argentine sont défrayés en dollars américains. Au Canada, les frais d'exploitation de l'émetteur sont défrayés essentiellement en dollars canadiens. L'appréciation de monnaies autres que le dollar américain par rapport au dollar américain peut accroître le coût de la production d'or et de cuivre en termes de dollars américains. De temps à autre, l'émetteur prend part à des opérations de couverture de change afin de réduire le risque associé aux fluctuations monétaires. Rien ne garantit que ces stratégies de couverture de risque seront fructueuses. Des opérations de couverture de change peuvent nécessiter des activités sur marge. La fluctuation soudaine du taux de change pourrait occasionner des appels de marge dont l'effet sur la situation financière de l'émetteur pourrait être défavorable.

RÉGLEMENTATION GOUVERNEMENTALE

Les activités d'extraction, de traitement et de mise en valeur et d'exploration minière et minérale de l'émetteur sont assujetties à diverses lois qui régissent, entre autres, la prospection, la mise en valeur, la production, les taxes et impôts, les normes du travail, la santé au travail, la sécurité dans les mines, les substances toxiques, l'utilisation du sol, l'utilisation de l'eau, les revendications territoriales des populations locales et d'autres questions. Bien que les activités d'exploration et d'extraction minières et de mise en valeur de l'émetteur soient actuellement exercées en conformité avec toutes les règles et tous les règlements applicables, rien ne garantit que de nouvelles dispositions réglementaires ne seront pas promulguées ou que celles qui sont en vigueur ne seront pas appliquées d'une façon qui pourrait limiter ou restreindre la production ou la mise en valeur. La modification ou l'application plus rigoureuse des dispositions législatives en vigueur qui régissent les activités d'extraction et de broyage pourrait avoir un effet défavorable important sur l'émetteur.

ACTIVITÉS À L'ÉTRANGER

Une grande partie des activités de l'émetteur est présentement exercée en Argentine et à Cuba, ce qui comporte pour l'émetteur divers niveaux de risques et d'incertitudes, notamment sur le plan politique et économique. Ces risques et ces incertitudes varient selon les pays et comprennent, entre autres, le terrorisme, la prise d'otages, la répression militaire, l'expropriation, la fluctuation extrême des taux de change, les taux d'inflation élevés, les troubles ouvriers, les risques de guerre ou de troubles civils, l'expropriation et la nationalisation, la renégociation ou l'annulation des concessions, des licences, des permis et des contrats existants, l'exploitation illégale, la modification des politiques d'imposition, les restrictions sur la monnaie étrangère et le rapatriement, les changements dans la conjoncture politique, des contrôles monétaires et la réglementation gouvernementale favorisant ou exigeant l'octroi de contrats à des entrepreneurs locaux ou imposant aux entrepreneurs étrangers l'embauche de citoyens d'un territoire particulier ou l'approvisionnement auprès de fournisseurs d'un tel territoire.

Des modifications des politiques d'exploitation minière ou d'investissement ou encore des changements d'attitude politique en Argentine et à Cuba pourraient avoir un effet défavorable sur les activités ou sur la rentabilité de l'émetteur. Les activités pourraient être touchées à divers degrés par la réglementation gouvernementale concernant notamment les restrictions sur la production, le contrôle des prix, le contrôle des exportations, la remise de devises, les impôts sur le revenu, l'expropriation, les investissements étrangers, le maintien des claims, la législation en matière d'environnement, l'utilisation du sol, les revendications territoriales des populations locales, l'utilisation de l'eau et la sécurité dans les mines.

Tout défaut de se conformer rigoureusement aux lois, aux règlements et aux pratiques locales ayant trait à l'application des droits miniers et au régime foncier pourrait occasionner la perte, la réduction ou l'expropriation des droits ou encore l'imposition de parties locales ou étrangères en tant qu'associés de coentreprise détenant un intérêt passif ou autre.

On ne peut prévoir avec exactitude si ces facteurs et incertitudes se matérialiseront et s'ils pourraient avoir un effet défavorable sur les activités ou sur la rentabilité de l'émetteur.

QUESTIONS RELATIVES AU TRAVAIL ET À L'EMPLOI

La production à la mine Alumbrera est tributaire des efforts déployés par les employés de MAA et elle peut varier en fonction des relations entre MAA et ses employés syndiqués et non syndiqués. En outre, les relations entre l'émetteur et ses employés peuvent être touchées par des modifications au cadre des relations de travail qui peuvent être introduites par les autorités gouvernementales pertinentes dans les territoires où l'émetteur exploite son entreprise. Des modifications défavorables apportées à cette législation ou survenant dans le cadre de la relation entre MAA et ses employés peuvent avoir un effet défavorable important sur les activités, les résultats d'exploitation et la situation financière de l'émetteur.

INSTABILITÉ POLITIQUE ET ÉCONOMIQUE EN ARGENTINE

La mine Alumbrera et le projet Agua Rica sont situés en Argentine. Il existe des risques reliés au caractère incertain ou imprévisible de la conjoncture politique et économique en Argentine. À court terme, l'instabilité macroéconomique importante qui règne dans la région devrait influer défavorablement sur le climat commercial et conduire à long terme à des changements négatifs dans l'approche nationale prise à l'égard de la propriété par les entreprises étrangères de ressources naturelles. L'Argentine a récemment connu de graves difficultés économiques, dont une importante dévaluation monétaire, bien qu'on ait constaté, selon la direction, de façon générale, une certaine amélioration de la conjoncture économique et sociale au cours des derniers mois. Ces conditions pourraient, dans un avenir prévisible, avoir des répercussions sur les activités de MAA.

En réponse à l'instabilité économique et politique qui marque l'Argentine, le gouvernement argentin a annoncé, en janvier 2002, qu'il allait abandonner sa politique monétaire de parité du peso argentin avec le dollar américain. Se reporter aux états financiers annuels vérifiés de MAA qui figurent aux présentes pour connaître les répercussions financières sur MAA de l'abandon de la politique monétaire de parité du peso avec le dollar américain et concernant la dévaluation subséquente du peso par rapport au dollar américain. Durant la crise économique, l'Argentine n'a pas rempli ses obligations de remboursement de la dette externe et, de novembre 2002 à janvier 2003, l'Argentine n'a pas honoré ses obligations de remboursement à l'égard de nombreux prêts officiels contractés auprès d'organismes multinationaux. En janvier 2003, le Fonds monétaire international a convenu de planifier à nouveau une partie de la dette due par l'Argentine et a approuvé un crédit à court terme afin que l'Argentine puisse rembourser ses dettes, qui ne pouvaient être différées, aux organismes multinationaux.

Il existe un risque de violence politique et de tensions sociales accrues en Argentine en raison de la crise économique; l'Argentine fait face à une recrudescence des troubles civils, du taux de criminalité et des conflits de travail. En outre, le gouvernement a également renégocié certains contrats, ou a manqué à ses obligations découlant de ceux-ci. Des barrages routiers (piqueteros) peuvent être érigés sans préavis sur la plupart des routes provinciales ou nationales par des membres de collectivités, des chômeurs et des syndicats. Il y a environ un an sont survenus des troubles mineurs aux routes d'accès situées à proximité du site de la mine Alumbrera. Ces troubles n'ont pas eu de répercussions sur l'approvisionnement en marchandises à la mine. Même si ces troubles ne se sont pas reproduits au cours des derniers mois, rien ne garantit qu'il ne surviendra pas à l'avenir de troubles ayant des répercussions sur l'approvisionnement en marchandises. Des troubles publics peuvent devenir plus fréquents si la situation économique en Argentine continue à se détériorer et cette situation peut déranger considérablement l'approvisionnement continu en marchandises.

Certains événements pourraient avoir des conséquences politiques importantes pour MAA en Argentine. Plus particulièrement, des incidents environnementaux graves tels une rupture d'une canalisation de concentré, la contamination des eaux souterraines et des eaux de surface en aval de la digue à stériles en raison d'une migration non contrôlée du panache de sulfure ou d'autres événements qui pourraient constituer un manquement grave aux engagements pris dans le RIE.

Les zones minières d'intérêt d'Alumbrera appartiennent à YMAD, société minière quasi publique, aux termes d'une loi minière argentine qui octroie à YMAD ces droits. YMAD a octroyé un bail minier à MAA aux termes de la convention UTE. Des changements politiques importants en Argentine pouvant influer sur les investissements étrangers et miniers en général ou sur les droits de YMAD ou de MAA relatifs aux zones minières d'intérêt d'Alumbrera en particulier pourraient avoir des conséquences négatives sur la capacité de MAA d'exploiter la mine Alumbrera.

Certains événements économiques et politiques dont : (i) l'incapacité de MAA d'obtenir des dollars américains sur un marché légal d'Argentine ou l'incapacité d'effectuer des transferts légaux de dollars américains aux prêteurs prioritaires, (ii) des gestes posés par les autorités gouvernementales en Argentine ou l'absence de gestes posés par ces autorités et (iii) des actes de violence politique en

Argentine pourraient avoir des répercussions négatives importantes sur la capacité de MAA à exploiter la mine Alumbrera et à s'acquitter des paiements dus à des prêteurs prioritaires et peuvent constituer un événement ou un manquement selon les modalités de la sûreté visant la dette de premier rang.

FILIALES ÉTRANGÈRES

L'émetteur mène ses activités par l'intermédiaire de filiales, de coentreprises et de divisions à l'étranger (aux îles Caïmans, au Delaware, en Argentine, à Cuba et à Antigua), et la quasi-totalité de ses actifs est détenue dans ces entités. Par conséquent, toute limite imposée sur le transfert d'espèces ou d'autres actifs entre la société mère et ces entités ou entre les entités elles-mêmes pourrait restreindre la capacité de l'émetteur à financer efficacement ses activités. Ces limites ou la perception que ces limites peuvent exister maintenant ou dans l'avenir pourraient avoir un effet défavorable important sur l'évaluation et le prix des titres de l'émetteur.

HELMS-BURTON

Les propriétés cubaines détenues par l'émetteur peuvent être assujetties à des risques politiques découlant des restrictions réglementaires imposées par les États-Unis sur le commerce et les relations avec Cuba. En 1996, une nouvelle loi fédérale américaine, la *Helms-Burton Act*, a été adoptée. Elle octroie aux sociétés américaines dont les propriétés cubaines ont été confisquées en 1958-1959 durant la transition du gouvernement cubain à un gouvernement communiste le droit d'intenter dans un tribunal de district aux États-Unis une action contre des ressortissants étrangers qui font le trafic de propriétés confisquées ou en utilisent, sous réserve du pouvoir du président des États-Unis de suspendre le droit d'un demandeur éventuel. Bien que l'émetteur ne croie pas que ses propriétés cubaines ou ces minéraux extraits de ces propriétés, le cas échéant, seront visés par de telles actions, rien ne garantit que les demandeurs éventuels n'existent pas ou ne chercheront pas à intenter une action contre l'émetteur. L'investissement à Cuba a également été assujetti à certains risques juridiques, politiques et économiques en raison des relations entre les États-Unis et Cuba qui peuvent avoir une incidence négative sur la capacité de l'émetteur à obtenir de l'équipement, du personnel et d'autres ressources requises pour ses activités d'exploration à Cuba. De plus, les gouvernements communistes dans un certain nombre de pays ont exproprié les propriétés privées dans le passé, souvent sans contrepartie adéquate. Rien ne garantit que le gouvernement cubain n'expropriera pas les propriétés cubaines de l'émetteur dans l'avenir.

STRATÉGIE D'ACQUISITION

Dans le cadre de sa stratégie commerciale, l'émetteur a toujours recherché dans le secteur minier de nouvelles occasions de production minière et de mise en valeur, ce qu'elle continuera de faire. Dans la recherche de ces occasions, l'émetteur pourrait ne pas faire les bons choix d'acquisition, ne pas négocier ou à financer des arrangements acceptables, y compris des arrangements en vue de financer des acquisitions ou d'intégrer les entreprises acquises et leur personnel à l'émetteur. L'émetteur ne peut pas garantir qu'il réalisera les acquisitions ni ne conclura les ententes commerciales projetées à des conditions favorables, ni qu'il pourra éventuellement tirer profit des acquisitions ou ententes commerciales qu'il réalisera.

ACTIVITÉS DE L'ÉMETTEUR APRÈS L'ACQUISITION

Le moment et la manière dont les décisions seront mises en œuvre quant à la poursuite de l'entreprise de l'émetteur après l'acquisition aura un effet important sur ses activités. La direction devra se consacrer à la restructuration ou à l'intégration des activités de MAA, de PGM, et de Wheaton River et de l'émetteur, ce qui pourrait détourner son attention des activités quotidiennes de chaque entreprise. Si la direction de l'émetteur est incapable de gérer efficacement une telle restructuration ou intégration, les résultats d'exploitation et la situation financière de l'émetteur pourraient en subir les effets défavorables importants. Si les activités de MAA, de PGM, de Wheaton

River et de l'émetteur sont restructurées ou intégrées, rien ne garantit que l'émetteur sera en mesure de maintenir en poste le personnel clé qui travaille actuellement dans chaque entreprise.

RISQUES LIÉS À LA COENTREPRISE

L'émetteur détient une participation indirecte de 12,5 % dans la mine Alumbrera, tandis que des participations de 37,5 % et de 50 % seront détenues par Wheaton et MIM, respectivement. La participation de l'émetteur dans la mine Alumbrera est assujettie aux risques normalement associés à l'exploitation des coentreprises. L'existence ou la survenance d'une ou de plusieurs des circonstances et événements suivants pourraient avoir des répercussions défavorables sur la rentabilité de l'émetteur ou sur la viabilité de sa participation détenue par l'intermédiaire des coentreprises, ce qui pourrait avoir des répercussions négatives importantes sur les flux de trésorerie futurs de l'émetteur, ses bénéfices, ses résultats d'exploitation et sa situation financière futurs : (i) une divergence entre les associés de coentreprises sur la façon de mettre en valeur et d'exploiter les mines efficacement, (ii) une incapacité des associés de coentreprises à s'acquitter de leurs obligations envers la coentreprise ou des tiers, (iii) un litige entre des associés de coentreprises concernant des questions de coentreprise.

COURS DES ACTIONS ORDINAIRES SUR LE MARCHÉ

Les actions ordinaires sont cotées à la cote de la TSX. Les titres de sociétés à microcapitalisation et à petite capitalisation ont connu une volatilité importante au cours des dernières années, souvent fondée sur des facteurs non reliés au rendement financier ou aux projections des sociétés concernées. Ces facteurs comprennent les développements macroéconomiques en Amérique du Nord et à l'échelle internationale ainsi que les perceptions qu'a le marché des facteurs d'attractivité de certains secteurs de l'industrie. Le cours de l'action de l'émetteur est vraisemblablement touché de manière importante par les changements à court terme enregistrés au chapitre des prix de l'or ou du cuivre ou au chapitre de sa situation financière ou de ses résultats d'exploitation, tel que le démontrent ses rapports trimestriels. Parmi les facteurs non reliés au rendement de l'émetteur et qui peuvent aussi influer sur le cours des actions ordinaires, on retrouve notamment les faits suivants: (i) la portée des analyses accessibles aux investisseurs relativement aux activités de l'émetteur peut être limitée si les banques d'investissement dotées de moyens de recherche ne suivent pas l'évolution des titres de l'émetteur, (ii) la diminution du volume des opérations et de l'intérêt du marché en général vis-à-vis les titres de l'émetteur peut influer sur la capacité d'un investisseur à négocier un nombre considérable d'actions ordinaires, (iii) le nombre d'actions en circulation aux mains d'investisseurs du public peut limiter la capacité de certaines institutions à investir dans les titres de l'émetteur et (iv) un recul important du cours des actions ordinaires qui persiste pendant une longue période pourrait faire en sorte que les titres de l'émetteur soient radiés de la cote de la TSX, ce qui aura pour effet de réduire davantage la liquidité du marché.

Si un de ces facteurs se matérialisait, le cours des actions ordinaires sur le marché à tout moment pourrait ne pas refléter avec justesse la valeur à long terme de l'émetteur. Des poursuites en recours collectif relativement aux titres d'une société ont souvent été intentées contre des sociétés auprès des périodes de volatilité du cours de leurs titres sur le marché. L'émetteur pourrait éventuellement être la cible de telles poursuites. Des poursuites relatives aux titres de l'émetteur pourraient occasionner des frais et des dommages-intérêts importants et détourner l'attention et les ressources de la direction de l'émetteur.

LOIS ANTITRUST DE L'ARGENTINE

L'émetteur et BHP ont déposé un avis consultatif demandant une décision de la *Competition Defense Commission* (la *CDC*) en Argentine selon laquelle un avis pour l'approbation antitrust par la CDC n'est pas nécessaire pour l'acquisition d'Alumbrera. La CDC est l'organisme de réglementation en Argentine qui surveille les transactions pouvant déclencher l'application des règlements antitrust. La CDC examine le contrôle et la taille d'une transaction et des parties en jeu lorsqu'elle fait ses

évaluations. Bien que l'émetteur ait obtenu un avis de son conseiller juridique d'Argentine selon lequel l'acquisition d'Alumbrera n'est pas assujettie aux lois antitrust d'Argentine, aucune décision à cet effet de la CDC n'a encore été obtenue, et rien ne garantit qu'une décision favorable sera obtenue. Un dépôt a été effectué auprès de la CDC par le conseiller juridique d'Argentine au nom de BHP et de l'émetteur dans le cadre de l'opération Agua Rica. Bien que l'émetteur ait obtenu un avis de son conseiller juridique d'Argentine selon lequel le risque qu'une décision défavorable à l'opération Agua Rica soit rendue était faible, la CDC ne s'est pas encore prononcée, et rien ne garantit qu'une décision favorable sera obtenue. Le conseiller juridique d'Argentine a informé l'émetteur que si la CDC juge une opération contraire aux lois antitrust de l'Argentine, elle a le pouvoir d'obliger les parties à restructurer l'opération ou à y mettre fin.

PROMOTEURS

David Cohen, président et administrateur de l'émetteur, et Robert Cross, président du conseil et administrateur de l'émetteur, peuvent être considérés comme des promoteurs de l'émetteur aux termes des lois sur les valeurs mobilières applicables en raison de leur rôle dans la réorganisation des activités de l'émetteur. L'émetteur n'a reçu et ne recevra aucune valeur, directe ou indirecte, de M. Cohen ou de M. Cross, sauf leurs services décrits à la rubrique « Administrateurs et dirigeants de l'émetteur ».

CONTRATS IMPORTANTS

Les seuls contrats importants conclus hors du cours normal des activités par l'émetteur depuis le 30 mai 2001 et qui peuvent raisonnablement être considérés importants à l'heure actuelle pour lui, sont les suivants :

1. le contrat de prise ferme (voir « Mode de placement - Contrat de prise ferme, acte relatif aux bons de souscription spéciaux et acte relatif aux bons de souscription »);
2. l'acte relatif aux bons de souscription spéciaux (voir « Mode de placement - Contrat de prise ferme, acte relatif aux bons de souscription spéciaux et acte relatif aux bons de souscription »);
3. l'acte relatif aux bons de souscription (voir « Mode de placement - Contrat de prise ferme, acte relatif aux bons de souscription spéciaux et acte relatif aux bons de souscription »);
4. le contrat d'achat (voir « Acquisition d'Alumbrera - Contrat d'achat et autres contrats »);
5. le contrat d'achat conclu avec BHP à l'égard d'Agua Rica;
6. les contrats de gestion conclus avec des sociétés fermées contrôlées par David Cohen et par Robert Cross (voir la rubrique « Contrats de gestion »).

On peut consulter un exemplaire des contrats précédents au Suite 250, 1075 West Georgia Street, Vancouver (Colombie-Britannique) V6E3C9 durant les heures normales de bureau pendant la période du placement visé par le présent prospectus.

LITIGES

Il n'existe aucun litige important auquel l'émetteur et ses filiales sont parties ou pouvant mener à la saisie des biens de l'émetteur, et aucune poursuite n'est prévue à la connaissance de l'émetteur.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

À la connaissance de l'émetteur et sauf divulgation contraire ailleurs dans le présent prospectus, les administrateurs et hauts dirigeants de l'émetteur, ainsi que les membres du groupe des personnes physiques ou morales mentionnées ci-dessus et les sociétés qui leur sont liées n'ont aucun intérêt

important, direct ou indirect, dans les opérations depuis le 30 mai 2000 ou dans une opération proposée, qui a ou aura une incidence importante sur l'émetteur ou une de ses filiales.

En mars 2002, ValGold Resources Ltd., société comptant alors deux administrateurs communs avec l'émetteur (Frank Lang et Stephen J. Wilkinson) et à l'heure actuelle seulement un administrateur commun (Stephen J. Wilkinson), a acheté 833 333 actions ordinaires et 50 000 bons de souscription d'actions de l'émetteur dans le cadre d'un placement privé pour une contrepartie totale de 500 000 $. Le produit tiré du placement privé a été utilisé pour le fonds de roulement et pour le contrôle préalable lié à une acquisition éventuelle.

En août 2002, Robert Cross et une personne ayant des liens avec David Cohen ont chacun acheté 1 000 000 d'unités, chacune étant constituée d'une action ordinaire de l'émetteur et d'un bon de souscription d'actions de l'émetteur pouvant être exercé contre une action ordinaire au prix de 1,30 $ pendant deux années. Ces unités sont dans le cadre d'un placement privé, pour une contrepartie totale de 2 000 000 $. Le produit tiré du placement privé a été utilisé pour le fonds de roulement et pour le contrôle préalable lié à une acquisition éventuelle. En mars 2003, Sargent Berner et une personne ayant des liens avec David Cohen et Robert Cross, respectivement, ont acheté au total 505 000 unités des 4 000 000 d'unités émises par l'émetteur dans le cadre d'un placement privé (chaque unité étant constituée d'une action ordinaire et d'un bon de souscription d'actions pouvant être exercé contre une action ordinaire au prix de 1,30 $ pendant deux années).

Durant l'exercice terminé le 31 décembre 2002, l'émetteur a payé des frais administratifs à LMC Management Services Ltd., société fermée qui a un administrateur et un dirigeant en commun avec l'émetteur (Stephen J. Wilkinson et Shannon Ross, respectivement) et a fourni des services à l'émetteur sur une base de recouvrement intégral des coûts. Mr. Wilkinson n'a reçu aucun honoraire pour ses services.

Durant l'exercice terminé le 31 décembre 2002, l'émetteur a payé des frais juridiques de 104 328 $ à un cabinet d'avocats dont Sargent H. Berner et Mary P. Collyer, dirigeants de l'émetteur, sont associés.

VÉRIFICATEURS, AGENT CHARGÉ DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de l'émetteur sont Deloitte & Touche s.r.l., comptables agréés, 2800 - 1055 Dunsmuir Street, 4 Bentall Centre, Vancouver (Colombie-Britannique) V7X 1P4 qui ont été nommés pour la première fois à partir du 16 mai 2003.

L'agent des transferts et agent chargé de la tenue des registres pour les actions ordinaires est Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver (Colombie-Britannique) V6C 3B8, qui agira également à titre d'agent chargé de la tenue des registres et agent des transferts pour les bons de souscription. Pacific Corporate Trust Company a été nommée fiduciaire aux termes de l'acte relatif aux bons de souscription spéciaux et de l'acte relatif aux bons de souscription et a été nommé agent d'entiercement aux fins de la détention du produit entiercé conformément aux conditions de l'acte relatif aux bons de souscription spéciaux. Voir « Mode de placement ».

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique liées aux titres visés par le présent prospectus seront examinées par Stikeman Elliott S.E.N.C.R.L., s.r.l. et Perkins Coie LLP pour le compte de l'émetteur et par Cassels Brock & Blackwell LLP et Dorsey & Whitney LLP pour le compte des preneurs fermes. Au 24 juillet 2003, les associés et avocats salariés de Stikeman Elliott S.E.N.C.R.L., s.r.l. et de Cassels Brock & Blackwell LLP étaient propriétaires véritables, directement ou indirectement, de moins de 1 % des actions ordinaires alors en circulation.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ce droit permet également à l'acquéreur de demander la nullité, la révision du prix ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces recours doivent être exercés dans les délais prescrits. On se reportera aux dispositions applicables et on consultera éventuellement un avocat.

DROIT CONTRACTUEL D'INTENTER UNE ACTION EN RÉSOLUTION

Dans l'éventualité où un porteur de bons de souscription spéciaux qui acquiert des actions ordinaires et des bons de souscription à l'exercice réel ou réputé des bons de souscription spéciaux prévu aux présentes peut se prévaloir, en vertu de la législation en valeurs mobilières applicable, d'un droit de résolution parce que le présent prospectus ou une modification s'y rapportant contient une information fausse ou trompeuse, il peut exercer ce droit non seulement à l'égard de l'exercice de ses bons de souscription spéciaux, mais également à l'égard du placement privé, et il a droit au remboursement intégral de toute contrepartie payée aux preneurs fermes ou à l'émetteur au moment de l'acquisition des bons de souscription spéciaux. Si ce porteur est un cessionnaire autorisé de la participation du souscripteur initial des bons de souscription spéciaux, il peut exercer le droit de résolution et être remboursé conformément aux présentes, comme s'il était, à titre de cessionnaire, le souscripteur initial. Ces droits s'ajoutent aux autres droits et recours conférés à un porteur de bons de souscription spéciaux par l'article 131 de la *Securities Act* (Colombie-Britannique), l'article 203 de la *Securities Act* (Alberta) et l'article 130 de la *Loi sur les valeurs mobilières* (Ontario) ou par les dispositions correspondantes de toute législation sur les valeurs mobilières, et ils sont assujettis aux moyens de défense, aux restrictions et aux autres dispositions de ces lois.

GLOSSAIRE DETERMES MINIERS

À moins d'incompatibilité avec les questions traitées ou avec le contexte, les définitions qui suivent s'appliquent à la présente note d'information ainsi qu'aux documents et à l'avis de convocation à l'assemblée qui l'accompagnent.

Ag Argent.

As Arsenic.

Au Or.

broyage Le processus initial servant à réduire la taille des particules de minerai pour les rendre plus facile à traiter.

composite La combinaison de plus d'un résultat d'échantillons pour obtenir un résultat moyen étalé sur une plus grande distance.

concentration Un terme générique servant à décrire le processus par lequel le minerai est broyé, pulvérisé et soumis à un traitement physique et chimique pour en extraire les métaux valables et obtenir un concentré ou un produit fini.

concentré Un produit riche en métal résultant d'un processus d'enrichissement du minerai, par exemple la concentration par gravité ou la flottation, par lesquelles le minerai recherché a été séparé des déchets se trouvant dans le minerai.

concession minière Une zone de concession pour laquelle sont détenus des droits miniers.

Cu Cuivre.

dépenses en immobilisations Toutes les dépenses n'appartenant pas à la catégorie des charges d'exploitation.

dépenses totales Toutes les dépenses, notamment celles ayant trait à l'exploitation et aux immobilisations.

dilution Des déchets inévitablement extraits avec le minerai.

épaississement Le processus de concentration de particules solides en suspension.

essais L'analyse chimique d'échantillons de minerai afin d'en déterminer le contenu en métaux.

faille La surface d'une fracture le long de laquelle un déplacement s'est produit.

Fe Fer.

flottation Le processus par lequel la constituante chimique en surface des particules de minéraux désirés est modifiée chimiquement de sorte que les particules se joignent de préférence aux bulles pour flotter à la surface de la pulpe dans des appareils spécialement conçus à cet effet. La gangue ou les déchets se trouvant dans le minerai s'enfoncent chimiquement et ne flottent pas à la surface, ce qui permet la concentration du minerai valable et sa séparation des matériaux indésirables.

gangue Les parties sans valeur du minerai.

gisement Un corps minéralisé qui a été délimité physiquement à l'aide de travaux adéquats de forage, d'excavation de tranchées ou de travaux souterrains et qui s'avère contenir une teneur moyenne en métal ou en métaux suffisante pour justifier d'autres dépenses d'exploration ou de mise en valeur; un tel gisement ne constitue pas un corps minéralisé pouvant être exploité à l'échelle commerciale ou contenant des réserves minérales tant que les dernières questions juridiques, techniques et économiques n'ont pas été résolues.

hydrocyclone Un processus par lequel les matériaux sont classés selon leur taille à l'aide de la force centrifuge appliquée aux particules des matériaux.

krigeage Une méthode d'interpolation permettant d'attribuer des valeurs, à partir d'échantillons, à des blocs, qui minimise des erreurs d'estimation.

lenticulaire La forme qu'épousent les masses lenticulaires.

lèvre inférieure La couche sous-jacente d'une masse minéralisée ou d'un gradin.

lèvre supérieure La couche sus-jacente d'une masse minéralisée ou d'une pente.

lithologique La description géologique ayant trait à différents types de roches.

mine Une excavation réalisée dans le sol afin d'en extraire des minéraux. L'excavation peut être réalisée à ciel ouvert en surface ou par des travaux souterrains.

minerai Un métal, un minerai ou une combinaison de ces deux éléments d'une valeur suffisante quant à la qualité et à la quantité pour que l'extraction dégage un profit.

minéralisation La concentration de minerai dans un corps rocheux.

Mo Molybdène.

orientation La direction d'une ligne formée par l'intersection entre des surfaces de strates et le plan horizontal, toujours perpendiculaire à la direction du pendage.

Pb Plomb.

pendage L'angle d'inclinaison, par rapport au plan horizontal, d'une formation géologique ou d'une couche de roche.

réserve de minerai probable La partie économiquement exploitable d'une ressource minérale indiquée, et dans certaines circonstances d'une ressource minérale mesurée, selon au moins une étude préliminaire de faisabilité. Cette étude doit comprendre des renseignements adéquats portant sur l'extraction, le traitement, la métallurgie, les facteurs économiques ainsi que d'autres facteurs pertinents qui établissent, au moment de l'étude, que l'extraction présente un intérêt économique et est justifiée.

réserve de minerai prouvée La partie économiquement exploitable d'une ressource minérale mesurée, selon au moins une étude préliminaire de faisabilité. Cette étude doit comprendre des renseignements adéquats portant sur l'extraction, le traitement, la métallurgie, les facteurs économiques ainsi que d'autres facteurs pertinents qui établissent, au moment de l'étude que l'extraction présente un intérêt économique et est justifiée.

réserve de minerai La partie économiquement exploitable d'une ressource minérale mesurée ou indiquée, selon au moins une étude préliminaire de faisabilité. Cette étude doit comprendre des renseignements adéquats portant sur l'extraction, le traitement, la métallurgie, les facteurs économiques ainsi que d'autres facteurs pertinents qui établissent, au moment de l'étude que l'extraction présente un intérêt économique et est justifiée. Le terme comprend les matériaux de dilution et les déductions pour pertes susceptibles de survenir quand la matière est extraite.

résidus La roche stérile finement broyée de laquelle ont été extraits les minéraux et les métaux valables.

ressources minérales La concentration ou la venue d'une matière naturelle, solide, inorganique ou organique fossilisée qui se trouve sur ou dans la croûte terrestre et dont la forme et la quantité et dont la teneur ou la qualité sont telles qu'elle présente des perspectives raisonnables d'extraction rentable. L'emplacement, la quantité, la teneur, les caractéristiques géologiques et la continuité de la ressource minérale sont connus, estimés ou interprétés à partir de preuves et de connaissances géologiques spécifiques.

ressources minérales indiquées La partie de la ressource minérale dont on peut estimer la quantité, la teneur ou la qualité, la densité, la forme et les caractéristiques physiques avec un niveau de confiance suffisant pour permettre l'application judicieuse de paramètres techniques et économiques afin d'étayer la planification de la mine ainsi que l'évaluation de la viabilité économique du gisement. L'estimation est fondée sur des renseignements détaillés et fiables relatifs à l'exploration et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages qui sont suffisamment rapprochés pour que l'on puisse présumer de la continuité de la géologie ou des teneurs, ou les deux.

ressources minérales mesurées La partie de la ressource minérale dont la quantité, la teneur ou la qualité, la densité, la forme et les caractéristiques physiques sont si bien établies qu'elles peuvent être estimées avec suffisamment de confiance pour permettre l'application judicieuse de paramètres techniques et économiques afin d'étayer la planification de la production et l'évaluation de la viabilité économique du gisement. L'estimation est fondée sur des renseignements détaillés et fiables relatifs à l'exploration, aux échantillonnages et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages qui sont suffisamment rapprochés pour que l'on puisse confirmer la continuité de la géologie et des teneurs.

ressources minérales présumées La partie de la ressource minérale dont on peut estimer la quantité, la teneur ou la qualité en se fondant sur des preuves géologiques et un échantillonnage restreint et dont on peut raisonnablement présumer, sans vérification, la continuité de la géologie et des teneurs. L'estimation est fondée sur des renseignements et des échantillonnages restreints recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages.

roches ignées Roche cristalline primaire formée par la solidification du magma.

roulage Une excavation souterraine horizontale servant au transport du minerai extrait.

Sb Antimoine.

sédimentaire Les roches formées par l'accumulation de sédiments constitués par l'érosion d'autres roches.

stratigraphie L'étude de roches stratifiées du point de vue chronologique et spatial.

sulfure Le minéral contenant du soufre.

teneur limite La teneur minimum en métal à laquelle il est économique de traiter une tonne de roche.

teneur La mesure de la concentration d'un métal recherché dans une roche minéralisée.

usine de concentration Une usine où le minerai est finement pulvérisé et soumis à des traitements physiques ou chimiques pour en extraire les métaux valables.

variogramme La représentation statistique de caractéristiques (habituellement les teneurs).

Zn Zinc.

GLOSSAIRE DES UNITÉS DE MESURE

$ US dollars américains.

$ US/oz dollars américains par once troy.

$ US/t dollars américains par tonne.

% pourcentage.

' minutes.

° degrés.

°C degrés Celsius.

cm centimètres.

g grammes.

g/t grammes par tonne métrique.

h heures.

ha hectares.

K milliers d'unités.

kg kilogrammes.

km kilomètres.

km² kilomètres carrés.

Koz milliers d'onces troy.

Kt milliers de tonnes métriques.

KWh/t kilowatts-heure par tonne.

lb livres.

m mètres.

M $ US millions de dollars américains.

m² mètres carrés/mesure d'une surface.

m³ mètres cubes.

mm millimètres.

Moz millions d'onces troy.

Mt millions de tonnes métriques.

Mtpa millions de tonnes métriques par an.

MW millions de watts.

oz onces troy; une once troy correspond à 31,10348 grammes.

ppM parties par milliard.

ppm parties par million.

t tonnes métriques.

tpj tonnes par jour.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

ÉTATS FINANCIERS CONSOLIDÉS

Exercices terminés les 31 décembre 2002, 2001 et 2000
et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)

Deloitte & Touche, s.r.l.
P.O. Box 49279
Four Bentall Centre
2800 – 1055 Dunsmuir Street
Vancouver (Colombie-Britannique)
V7X 1P4

Tél. : (604) 669-4466
Téléc. : (604) 685-0395
www.deloitte.ca

Deloitte
& Touche

Rapport des vérificateurs

Au conseil d'administration de
Northern Orion Resources Inc.
(auparavant Northern Orion Explorations Ltd.)

Nous avons vérifié les bilans consolidés de Northern Orion Resources Inc. aux 31 décembre 2002 et 2001 et les états consolidés des résultats et du déficit et des flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 31 décembre 2002 et 2001, ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002 selon les principes comptables généralement reconnus du Canada.

Deloitte & Touche, s.r.l.

Comptables agréés
Vancouver (Colombie-Britannique)
Le 20 juin 2003 (sauf la note 14, qui est en date du 25 juillet 2003)

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Bilans consolidés

(Exprimés en milliers de dollars canadiens)

	31 mars 2003 (non vérifié)	31 décembre 2002	31 décembre 2001
Actif			
Actif à court terme			
Espèces et quasi-espèces	4 103 $	539 $	387 $
Titres négociables (note 4)	93	142	-
Sommes à recevoir d'apparentés (note 10)	16	25	-
Débiteurs	303	230	167
Charges payées d'avance	70	-	34
	4 585	936	588
Immobilisations corporelles (note 5 a)	2 186	2 187	2 192
Participations dans des propriétés minières (note 5 b)	81 124	81 094	81 238
	87 895 $	84 217 $	84 018 $
Passif et capitaux propres			
Passif à court terme			
Créditeurs et charges à payer	670 $	428 $	371 $
Sommes à payer à des apparentés (note 10)	55	-	92
Billets convertibles à payer (note 7 d)	-	-	7 167
	725	428	7 630
Provision pour obligations liées à la remise en état	40	40	40
Impôts futurs (note 9)	24 485	24 485	24 485
	25 250	24 953	32 155
Capitaux propres			
Capital-actions (note 7)	162 417	158 635	149 274
Surplus d'apport (note 7 b)	885	115	-
Déficit	(100 657)	(99 486)	(97 411)
	62 645	59 264	51 863
	87 895 $	84 217 $	84 018 $

Activités poursuivies (note 1)
Engagements (note 14)

Se reporter aux notes complémentaires.

Approuvé par les administrateurs,

« David W. Cohen »
David W. Cohen
Administrateur

« Stephen J. Wilkinson »
Stephen J. Wilkinson
Administrateur

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

États consolidés des résultats et du déficit

(Exprimés en milliers de dollars canadiens, sauf les montants par action)

	Trimestres terminés les 31 mars (non vérifié)		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
Charges					
Coût des ventes	-	-	-	-	142 $
Amortissement et épuisement	1 $	- $	5 $	32 $	317
(Gain) perte de change	(20)	2	(1)	137	(44)
Frais de gestion (note 10)	-	-	-	70	420
Frais de bureau et d'administration (note 10)	230	142	552	487	220
Honoraires et frais de consultation (note 7 b)	985	173	907	718	350
Indemnités de départ et frais de restructuration	10	154	550	203	157
Réduction de valeur des participations dans des propriétés minières	-	-	-	-	22 271
Moins-value d'autres actifs	-	-	-	-	37
	1 206	471	2 013	1 647	23 870
Gain à la vente d'actions	(27)	-	-	(329)	-
Intérêts créditeurs	(8)	(3)	(21)	(33)	66
Perte de la période	(1 171)	(468)	(1 992)	(1 285)	(23 804)
Déficit au début, tel que déclaré antérieurement	(99 486)	(97 411)	(97 411)	(96 126)	(72 322)
Ajustement au titre de la rémunération à base d'actions (note 2)	-	(83)	(83)	-	-
Déficit à la fin de la période	(100 657) $	(97 962) $	(99 486) $	(97 411) $	(96 126) $
Perte, de base et diluée, par action	(0,01) $	(0,00) $	(0,01) $	(0,01) $	(0,28) $
Nombre moyen pondéré d'actions ordinaires en circulation	189 045 366	114 148 000	150 263 026	105 835 278	85 330 540

Se reporter aux notes complémentaires.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

États consolidés des flux de trésorerie

(Exprimés en milliers de dollars canadiens, sauf les montants par part)

	Trimestres terminés les 31 mars (non vérifié)		Exercices terminés les 31 décembre		
	2003	**2002**	**2002**	**2001**	**2000**
Flux de trésorerie liés aux activités suivantes :					
Exploitation :					
Perte de la période	(1 171) $	(468) $	(1 992) $	(1 285) $	(23 804) $
Éléments sans incidence sur l'encaisse					
Amortissement et épuisement	1	-	5	32	317
Réduction de valeur des participations dans des propriétés minières	-	-	-	-	22 271
Gain à la vente d'actions	(27)	-	-	-	-
Moins-value d'autres actifs	-	-	-	-	37
Rémunération à base d'actions	770	-	32	-	-
	(427)	(468)	(1 955)	(1 253)	(1 179)
Variation des éléments hors caisse du fonds de roulement					
Débiteurs	(73)	(14)	(153)	(131)	311
Sommes à payer à des apparentés/à recevoir d'apparentés	64	40	(117)	92	-
Produit tiré de la vente de titres négociables	76	-	-	-	-
Charges payées d'avance	(77)	3	34	3	(3)
Créditeurs et charges à payer	242	86	57	(311)	202
	(195)	(353)	(2 134)	(1 600)	(669)
Placement :					
Participations dans des propriétés minières	(23)	(86)	(160)	(4)	(1 682)
Financement :					
Billets	-	500	-	500	675
Remise en état	-	-	-	4	(30)
Débentures convertibles	-	-	-	-	1 405
Actions ordinaires émises contre espèces	3 782	-	2 446	1 474	-
	3 782	500	2 446	1 978	2 050
Augmentation (diminution) des espèces et quasi-espèces au cours de la période	3 564	233	152	374	(301)
Espèces et quasi-espèces, au début de la période	539	387	387	13	314
Espèces et quasi-espèces, à la fin de la période	4 103 $	620 $	539 $	387 $	13 $

Se reporter aux notes complémentaires.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

1. Description des activités

Northern Orion Explorations Ltd. (« l'émetteur »), constituée conformément à la Company Act (Colombie-Britannique), détient des participations dans des propriétés minières en Argentine et à Cuba. L'émetteur est au stade de l'exploration et de la mise en valeur minière et n'a pas encore démontré que ses avoirs miniers renfermaient des réserves pouvant être exploitées économiquement.

Ces états financiers ont été préparés en fonction de l'hypothèse de la continuité de l'exploitation, ce qui suppose que l'émetteur sera en mesure de réaliser ses actifs et d'acquitter ses dettes dans le cours normal de ses activités. Si l'émetteur ne pouvait assurer la continuité de l'exploitation, les actifs et les passifs de ce dernier devraient être retraités selon la méthode comptable de la liquidation, ce qui différerait considérablement de la méthode fondée sur le principe de la continuité de l'exploitation.

L'émetteur a subi d'importantes pertes à ce jour et a eu recours à des fonds provenant de sources externes générés par l'émission de titres de participation et de titres d'emprunt. La capacité de l'émetteur à continuer d'être une entreprise en exploitation dépend de l'obtention du financement nécessaire (note 14 c) et d) afin d'assurer que l'émetteur est en mesure de remplir ses obligations et ses engagements au moment où ils sont exigibles. Rien ne garantit que le financement requis pourra être obtenu à des conditions économiques avantageuses.

La recouvrabilité des montants capitalisés au titre des participations dans des propriétés minières dans les bilans consolidés dépend de l'existence de réserves pouvant être exploitées économiquement, de la capacité de l'émetteur à obtenir un financement approprié pour achever la mise en valeur des propriétés, de la réception des permis nécessaires et d'une production future rentable. En outre, l'amélioration de la viabilité des propriétés minières repose sur des augmentations des prix des minerais pertinents par rapport aux niveaux actuels. La durée de la période durant laquelle les prix des minerais resteront aux niveaux actuels ou baisseront demeure incertaine.

2. Modification d'une convention comptable

Avec prise d'effet le 1er janvier 2002, l'émetteur a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés concernant la comptabilisation des rémunérations et autres paiements à base d'actions. Ces nouvelles recommandations s'appliquent de façon prospective à tous les paiements à base d'actions, et exigent la constatation des paiements à base d'actions consentis à des non-salariés et des attributions à des salariés qui sont des attributions directes d'actions, qui prévoient un règlement en espèces ou autres actifs, ou qui sont des droits à la plus-value d'actions prévoyant un règlement au moyen de l'émission d'instruments de capitaux propres, octroyés le ou après le 1er janvier 2002, sauf pour les octrois en cours au 1er janvier 2002 prévoyant un règlement en espèces ou autres actifs ou les droits à la plus-value d'actions prévoyant un règlement au moyen de l'émission d'instruments de capitaux propres. Pour de tels octrois, les nouvelles recommandations sont appliquées rétroactivement, sans retraitement, l'incidence cumulative ayant été imputée aux capitaux propres. Comme le régime d'options sur actions comprend des droits à la plus-value d'actions, l'émetteur a comptabilisé une augmentation du déficit de 83 $ et une augmentation du surplus d'apport de 83 $ au 1er janvier 2002, par suite de l'application rétroactive de cette politique.

3. Principales conventions comptables

a) Principes de consolidation

Ces états financiers consolidés ont été dressés conformément aux principes comptables généralement reconnus du Canada et regroupent les comptes de l'émetteur et de ses filiales en propriété exclusive. Les participations dans des coentreprises sont comptabilisées selon la méthode de la consolidation proportionnelle. Toutes les opérations intersociétés ainsi que tous les soldes importants ont été éliminés.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

3. Principales conventions comptables (suite)

b) Utilisation d'estimations

La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle procède à des estimations et élabore des hypothèses ayant une incidence sur le montant présenté au titre de l'actif et du passif et sur la divulgation des actifs et des passifs éventuels à la date des états financiers, ainsi que sur le montant présenté au titre des produits et des charges durant la période. Les domaines importants pour lesquels le jugement de la direction est requis comprennent la détermination de la réduction de valeur liée aux participations dans des propriétés minières et des immobilisations corporelles, les obligations relatives à la remise en état et les taux d'amortissement. Dans la détermination des valeurs sous-jacentes des participations dans des propriétés minières, la direction considère tant les études internes sur la durée de vie des mines que les flux de trésorerie estimatifs en vertu des arrangements actuels ou envisagés avec les autres parties en ce qui a trait à la mise en valeur et à l'exploitation de la participation. Ces arrangements sont susceptibles d'être modifiés à l'avenir, et le seront vraisemblablement, compte tenu de la conjoncture économique changeante, et ces modifications pourront avoir une incidence sur les flux de trésorerie estimatifs de l'émetteur. Les résultats réels pourraient différer de ces estimations.

c) Espèces et quasi-espèces

Les espèces et les quasi-espèces comprennent l'encaisse et les instruments du marché monétaire à court terme facilement négociables et dont l'échéance initiale est inférieure à 90 jours au moment de l'acquisition.

d) Titres négociables

Les titres négociables sont constitués de placements dans des titres de participation offerts au public et sont comptabilisés au moindre du coût et de la valeur au marché.

e) Immobilisations corporelles

Les immobilisations corporelles sont comptabilisées au coût, y compris les intérêts capitalisés engagés durant la phase de construction. Les coûts d'exploitation nets, les intérêts débiteurs et les coûts de financement engagés au cours de la période précédant la production commerciale sont capitalisés. Les immobilisations corporelles minières sont amorties selon les méthodes linéaires et de l'amortissement dégressif, en fonction des actifs, sur la durée de leurs vies utiles estimatives, sans excéder les réserves de minerai estimatives prouvées et probables à partir de la réalisation de la production commerciale. L'équipement et les véhicules miniers sont amortis sur la durée de leurs vies utiles estimatives, soit de cinq à quinze ans. L'émetteur a cessé d'amortir l'équipement et les véhicules miniers jusqu'à la reprise des travaux d'exploitation minière. Les frais d'entretien engagés au cours de cette période sont imputés à l'exploitation. Le matériel de bureau et l'équipement informatique sont amortis selon la méthode linéaire au cours de périodes allant de trois à dix ans.

f) Participations dans des propriétés minières

Les propriétés minières et les coûts connexes d'exploration et de mise en valeur sont comptabilisés au coût, y compris les intérêts capitalisés durant l'exploration et la mise en valeur et ce, sur une base individuelle. Ces coûts seront amortis sur la durée de vie utile estimative des propriétés en se fondant sur la méthode de l'amortissement proportionnel au rendement suivant le début de la production commerciale, réduits si les flux de trésorerie futurs estimatifs indiquent que la valeur comptable ne sera pas recouvrable, ou radiés si les propriétés sont vendues, non utilisées ou abandonnées. Une provision pour frais de restauration des lieux est constituée le cas échéant par une imputation aux résultats sur la durée de vie restante estimative des propriétés minières. Les coûts liés aux programmes permanents de restauration des lieux sont passés en charges lorsqu'ils sont engagés. La direction examine périodiquement la valeur sous-jacente des propriétés minières et comptabilise une provision pour ramener les coûts engagés au montant net recouvrable comme elle le juge approprié.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

3. Principales conventions comptables (suite)

f) Participations dans des propriétés minières (suite)

Le montant indiqué pour les participations dans des propriétés minières représente le coût engagé à ce jour et la juste valeur marchande des actions ordinaires émises pour acquérir les participations dans des propriétés minières et ne reflète pas nécessairement la valeur actuelle ou future.

Les frais d'administration sont passés en charges au cours de la période pendant laquelle ils sont engagés. Les frais d'enquête sur les propriétés, lorsque la participation dans la propriété n'est pas acquise, sont passés en charges au moment où ils sont engagés.

g) Conversion de devises

Les activités de l'émetteur à Cuba et en Argentine sont considérées comme des établissements intégrés aux fins de la conversion de devises. Les actifs et les passifs monétaires sont convertis aux taux de change en vigueur à la date du bilan, les actifs non monétaires et l'amortissement connexe sont convertis aux taux historiques applicables et les produits et les charges sont convertis au taux moyen en vigueur aux dates des opérations. Les gains ou pertes de change sont compris dans les états consolidés des résultats et du déficit.

h) Impôts sur les bénéfices

L'émetteur utilise la méthode axée sur le bilan pour la comptabilisation des impôts sur les bénéfices. En vertu de cette méthode de répartition des impôts, les actifs et passifs d'impôts futurs sont déterminés en se fondant sur les écarts entre les valeurs comptables des actifs et des passifs existants présentés dans les états financiers et leurs valeurs fiscales respectives (écarts temporaires) et les pertes reportées. Les actifs et passifs d'impôts futurs sont mesurés par application de taux d'imposition pratiquement en vigueur qui devraient être en vigueur lorsque les écarts temporaires seront susceptibles de se résorber. L'incidence d'un changement des taux d'imposition sur les actifs et passifs d'impôts futurs est comprise dans les résultats d'exploitation pour la période au cours de laquelle le changement est pratiquement en vigueur. Le montant des actifs d'impôts futurs comptabilisés est limité au montant dont la réalisation est plus probable qu'improbable.

i) Perte par action ordinaire

La perte de base par action est calculée en divisant la perte imputable aux actionnaires ordinaires par le nombre moyen pondéré d'actions ordinaires en circulation pour la période. Pour toutes les périodes présentées, la perte imputable aux actionnaires ordinaires correspond à la perte constatée. La perte diluée par action est calculée selon la méthode du rachat d'actions. Conformément à cette méthode, le nombre moyen pondéré d'actions ordinaires en circulation ou le calcul de la perte diluée par action repose sur l'hypothèse que le produit qui sera reçu à la levée des options sur actions dilutives sera utilisé pour racheter des actions ordinaires à leur cours moyen pendant la période.

j) Rémunération à base d'actions

L'émetteur est doté d'un régime d'options sur actions dont la description figure à la note 7 b). Avec prise d'effet le 1er janvier 2002, l'émetteur comptabilise désormais tous les paiements à base d'actions consentis à des non-salariés et les attributions à des salariés qui sont des attributions directes d'actions, qui prévoient un règlement en espèces ou autres actifs, ou qui constituent des droits à la plus-value d'actions prévoyant le règlement par l'émission d'instruments de capitaux propres, selon la méthode de la juste valeur. Pour toutes les autres attributions à des salariés, l'émetteur continue d'appliquer la méthode de règlement. En vertu de cette méthode, aucune charge de rémunération n'est constatée lorsque les attributions sont émises en faveur des salariés. Toute contrepartie payée par les salariés au moment de l'exercice est portée au crédit du capital-actions. Pour de telles attributions, l'émetteur présente l'incidence pro forma sur le bénéfice déclaré comme si la méthode de la juste valeur décrite ci-dessus pour les attributions effectuées le ou après le 1er janvier 2002 avait été appliquée.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

3. Principales conventions comptables (suite)

j) Rémunération à base d'actions (suite)

Selon la méthode de la juste valeur, la charge de rémunération d'un salarié affectée aux attributions directes d'actions est évaluée à la juste valeur de l'attribution à la date de l'octroi et est constatée au cours de la période d'acquisition des droits de l'attribution. Pour les rémunérations à base d'actions consenties à des salariés prévoyant un règlement en espèces ou autres actifs ou par l'émission d'instruments de capitaux propres, la charge de rémunération est mesurée à la valeur intrinsèque de l'attribution et est constatée au cours de la période d'acquisition des droits. La variation de la valeur intrinsèque entre la date de l'octroi et la date d'évaluation est constatée à titre de variation de la charge de rémunération.

4. Titres négociables

Au 31 mars 2003, l'émetteur détenait 136 500 actions ordinaires d'International Barytex Resources Ltd. (« Barytex ») (300 000 actions ordinaires au 31 décembre 2002), dont la valeur comptabilisée est de 41 $ (90 $ au 31 décembre 2002) et 200 000 actions ordinaires de Newport Exploration Ltd. (« Newport »), dont la valeur comptabilisée est de 52 $. Aucune action n'était détenue comme titres négociables au 31 décembre 2001.

Dans le cadre d'une convention d'option avec Barytex, qui a été résiliée au cours de l'exercice terminé le 31 décembre 2002, l'émetteur a reçu 300 000 actions ordinaires de Barytex à titre de règlement pour des sommes dues à l'émetteur. Au 31 décembre 2002, la valeur boursière des actions détenues se rapprochait sensiblement de leur valeur comptable. Au 31 mars 2003, la valeur boursière des actions restantes était de 61 $. Après le trimestre terminé le 31 mars 2003 (non vérifié), l'émetteur avait vendu 95 500 de ces actions ordinaires pour un produit de 43 $.

Les actions de Newport ont été reçues aux termes d'une convention d'option sur la propriété Mantua (note 5 b) iii). Au 31 mars 2003 (non vérifié), les actions avaient une valeur boursière de 70 $ (64 $ au 31 décembre 2002).

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

5. Immobilisations corporelles et participations dans des propriétés minières

a) Immobilisations corporelles

31 mars 2003 (non vérifié)	Coût	Amortissement cumulé	Valeur comptable nette
Immobilisations corporelles minières, incluant l'intérêt capitalisé	9 945 $	7 760 $	2 185 $
Matériel de bureau et autre matériel	121	120	1
	10 066 $	7 880 $	2 186 $

	31 décembre					
	2002			2001		
	Coût	Amortissement cumulé	Valeur comptable nette	Coût	Amortissement cumulé	Valeur comptable nette
Immobilisations corporelles minières, incluant l'intérêt capitalisé	9 945 $	7 760 $	2 185 $	9 945 $	7 760 $	2 185 $
Matériel de bureau et autre matériel	121	119	2	121	114	7
	10 066 $	7 879 $	2 187 $	10 066 $	7 874 $	2 192 $

Les immobilisations corporelles minières ont fait l'objet d'un programme de soin et d'entretien en mars 2000 lors de l'achèvement de la phase d'exploration aurifère à Mantua. L'amortissement des immobilisations corporelles a été interrompu jusqu'au début de la phase d'exploration du cuivre à Mantua.

b) Participations dans des propriétés minières

31 mars 2003 (non vérifié)	Agua Rica	San Jorge	Mantua	Droit dans le produit net	Total
Solde, 31 décembre 2002	74 291 $	- $	24 790 $	(17 987) $	81 094 $
Dépenses liées à l'exploration et à la mise en valeur (recouvrements)	38	-	(8)	-	30
Solde, 31 mars 2003	74 329 $	- $	24 782 $	(17 987) $	81 124 $

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)

(Exprimés en milliers de dollars canadiens, sauf les montants par action)

5. Immobilisations corporelles et participations dans des propriétés minières (suite)

b) Participations dans des propriétés minières (suite)

31 décembre 2002	Agua Rica	San Jorge	Mantua	Droit dans le produit net	Total
Solde, 31 décembre 2001	74 505 $	- $	24 720 $	(17 987) $	81 238 $
Dépenses liées à l'exploration et à la mise en valeur (recouvrements)	(214)	-	70	-	(144)
Solde, 31 décembre 2002	74 291 $	- $	24 790 $	(17 987) $	81 094 $

31 décembre 2001	Agua Rica	San Jorge	Mantua	Droit dans le produit net	Total
Solde, 31 décembre 2000	74 007 $	- $	24 738 $	(17 987) $	80 758 $
Dépenses liées à l'exploration et à la mise en valeur (recouvrements)	498	-	(18)	-	480
Solde, 31 décembre 2001	74 505 $	- $	24 720 $	(17 987) $	81 238 $

i) Agua Rica, Argentine

Le projet Agua Rica est situé dans la province de Catamarca en Argentine. La propriété est constituée de concessions minières et de permis d'exploration minière. Les travaux sont concentrés sur un dépôt important de minerai de cuivre-argent-or-molybdène porphyrique qui faisait l'objet de travaux d'exploration par une coentreprise formée par l'émetteur (30 %) et BHP Minerals International Exploration Inc. (« BHP ») (70 %). En juin 2001, l'émetteur a choisi de réduire sa participation dans le projet Agua Rica à l'égard de tous les coûts impayés jusqu'à ce moment-là et ce, jusqu'à ce que l'émetteur dispose des fonds nécessaires pour effectuer d'autres paiements. Ainsi, au cours de l'exercice 2001, une somme de 328 $ en coûts impayés incluse dans les créditeurs et charges à payer a fait l'objet d'une contre-passation. La dilution de la participation dans le projet jusqu'au 31 décembre 2002 a réduit la participation de l'émetteur à 28 % (29,12 % en 2001). Au cours de l'exercice 2002, l'émetteur n'a capitalisé aucun intérêt (639$ en 2001) sur des fonds empruntés aux fins des activités d'exploration et de mise en valeur.
Le 23 avril 2003, l'émetteur a conclu une entente définitive avec BHP afin d'acquérir de cette dernière une participation approximative de 72 % dans le projet Agua Rica pour une contrepartie de 12,6 M$ US. BHP Billiton a accepté de reporter une tranche de 9,0 M$ US de cette somme (le « paiement différé »), sans intérêt jusqu'au 30 juin 2005, le solde étant payable à la clôture, soit le 8 mai 2003. Le paiement différé sera garanti par une première charge grevant la participation approximative acquise de 72 %, une deuxième charge grevant la participation approximative de 28 % déjà détenue par l'émetteur et une hypothèque grevant certaines des principales concessions minières constituant le projet Agua Rica.

ii) San Jorge, Argentine

Le projet San Jorge est situé dans le nord-ouest de Mendoza, en Argentine. La propriété est constituée de concessions minières et de gisements jalonnés. L'émetteur conserve une participation dans les gisements, mais a antérieurement radié tous les coûts qui y sont liés.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

5. Immobilisations corporelles et participations dans des propriétés minières (suite)

b) Participations dans des propriétés minières (suite)

iii) Mantua, Cuba

L'émetteur a exploité une installation de traitement de l'or à Mantua, à Cuba, du mois d'avril 1998 au mois de septembre 1999, après quoi l'exploitation a cessé. Le projet de Mantua, dans lequel l'émetteur détient une participation de 50 %, est un dépôt de cuivre et pourrait faire l'objet d'une exploitation à ciel ouvert et d'une extraction par solvant/extraction électrolytique de cuivre. La propriété est située dans la province de Pinar del Rio, à Cuba. Geominera, S.A., une société cubaine contrôlée par le gouvernement de Cuba, détient la participation restante de 50 % dans le projet Mantua. Au 31 décembre 2002, une dette de second rang de 28 M$ US était payable par Geominera à l'émetteur au titre de charges antérieurement réglées par l'émetteur au nom de Geominera. La valeur nette attribuée à cette dette est incluse dans les participations dans des propriétés minières.

Au cours de l'exercice terminé le 31 décembre 2002, l'émetteur a conclu une convention d'option (la « convention d'option ») avec Newport Exploration Ltd. (« Newport ») aux termes de laquelle Newport peut faire l'acquisition d'une participation indivise de 50 % dans le projet. L'acquisition s'effectuera sous forme d'une convention d'option visant 100 % des actions ordinaires émises et en circulation de Minera Mantua Inc. (« Mantua »), une filiale en propriété exclusive de l'émetteur. Newport a émis 400 000 actions ordinaires afin de conclure la convention d'option. De ces actions, 200 000 sont assujetties au contrat relatif à la redevance et au produit net Miramar (note 6). Newport prendra en charge les frais de possession liés aux frais d'exploitation de l'émetteur à Cuba jusqu'à concurrence de 20 $ US par mois et réalisera un programme de prélèvement approprié en vue des travaux d'essai métallurgique, dans les 12 mois suivant l'approbation de l'acquisition, afin d'effectuer une étude de faisabilité pouvant être financée, jusqu'à concurrence d'un montant maximal de 750 $ US. L'émetteur avise qu'un montant de 200 $ US de ces paiements demeure impayé et payable par Newport et que le titre de propriété demeure en règle et le demeurera jusqu'en janvier 2004.

L'émetteur et Newport ont convenu des conditions suivantes à l'égard du financement requis pour que le projet Mantua entre dans la phase de production commerciale :

A) Advenant que l'émetteur détermine, négocie et obtienne une facilité de crédit satisfaisante pour Newport en vue d'entreprendre la production commerciale, Newport émettra, en contrepartie 1 400 000 actions ordinaires à l'intention de l'émetteur. Le cas échéant, Newport prendra en charge une tranche de 20 M$ US de la dette de second rang de 28 M$ US contractée par Geominera envers l'émetteur, laissant à l'émetteur une tranche de 8 M$ US de la dette de second rang;

B) Advenant que de son propre compte Newport détermine, négocie et obtienne un financement de projets visant la production commerciale, Newport ne prendra en charge qu'une tranche de 14 M$ US de la dette de second rang contractée par Geominera envers l'émetteur, laissant à l'émetteur la tranche de 14 M$ US restante de la dette de second rang;

C) Tous les coûts engagés par l'émetteur ou par Newport pour la négociation et le règlement de ce financement tel que décrit ci-dessus seront imputés à Mantua.

À la levée complète de l'option relative aux actions de Mantua, Newport accepte de prendre en charge les obligations au titre du droit dans la redevance (note 6) en ce qui a trait au projet Mantua.

(Exprimés en milliers de dollars canadiens, sauf les montants par action)

6. Droit dans la redevance et le produit net à payer

En décembre 1999, l'émetteur a conclu une entente pour restructurer et régler partiellement les montants dûs à Miramar Mining Corporation (« Miramar »). En vertu de cette entente, l'émetteur a également émis un droit dans la redevance et le produit net (« droit dans le produit ») donnant à Miramar le droit de recevoir a) un montant dont la valeur économique correspond à la redevance nette de 2,5 % calculée à la sortie de la fonderie sur toute la production des propriétés minières de la Société, b) 100 % du produit net découlant de la cession de toute participation dans le projet Agua Rica jusqu'à ce que la dette en vertu des débentures (note 7 d) ait été remboursée et c) 50 % du produit net de la cession de toute participation dans le projet de Mantua et dans le projet San Jorge payable à Miramar, jusqu'à concurrence d'un montant maximal de 17 987 $. En 2001, le droit dans le produit a été réduit pour correspondre à un montant maximal payable de 15 000 $, et b) et c) ont été limités à 50 % du produit net d'une cession de toute participation dans les projets Agua Rica et Mantua.

7. Capital-actions

Autorisé :

500 000 000 d'actions ordinaires sans valeur nominale

100 000 000 d'actions privilégiées de premier rang sans valeur nominale

100 000 000 d'actions privilégiées de second rang sans valeur nominale

a) Émises et payées entièrement

	Nombre d'actions	Montant
Solde, 31 décembre 1999	74 006 780	122 000 $
Actions émises :		
En règlement partiel d'un billet	15 000 000	4 500
Pour des services de consultation financière	423 821	74
Solde, 31 décembre 2000	89 430 601	126 574
Actions émises :		
Placement privé, espèces moins les coûts d'émission des actions	10 000 000	1 474
Conversion de la débenture convertible (note 7 d)	14 439 621	21 226
Solde, 31 décembre 2001	113 870 222	149 274
Actions émises contre espèces :		
Placement privé, moins les frais d'émission d'actions	8 333 333	470
Placement privé, moins les frais d'émission d'actions	20 000 000	1 946
Actions émises à d'autres fins :		
Coûts d'émission d'actions ordinaires	300 000	30
Conversion du billet (note 7 d)	46 097 367	6 915
Solde, 31 décembre 2002	188 600 922	158 635
Actions émises contre espèces		
Placement privé, moins les frais d'émission d'actions	40 000 000	3 782
Solde, 31 mars 2003 (non vérifié)	228 600 922	162 417 $

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

7. Capital-actions (suite)

b) Options sur actions

Le nombre total maximal d'actions ordinaires réservées aux fins d'émission conformément au régime est de 16 000 000. Les administrateurs de l'émetteur établissent le prix de l'option au moment où l'option est octroyée, à condition que ce prix ne soit pas inférieur au cours de clôture du marché des actions ordinaires du dernier jour précédant la date de l'octroi. Les options ont une échéance maximale de dix ans, et elles viennent généralement à échéance 30 jours après la date de cessation d'emploi. Le régime d'options sur actions comprend des droits à la plus-value d'actions prévoyant que le titulaire de l'option pourra choisir de résilier les options et recevoir un montant en actions ordinaires correspondant à l'écart entre la juste valeur du marché au moment de la résiliation et le prix de levée des options résiliées. L'émetteur a mis sur pied un régime d'options sur actions en vertu duquel ses administrateurs et ses salariés peuvent acquérir des actions ordinaires de l'émetteur à un prix déterminé par la juste valeur du marché des actions à la date de l'octroi. Le régime prévoit actuellement une émission visant jusqu'à 16 000 000 d'options sur actions.

Étant donné qu'aucune option sur actions n'a été octroyée au cours de l'exercice terminé le 31 décembre 2002, aucune information relative à une perte ou à une perte par action pro forma n'a été fournie.

Selon la méthode de la juste valeur, les paiements à base d'actions versés à des non-salariés sont fondés sur la juste valeur des instruments au moment où les services sont fournis et les titres acquis. La rémunération à base d'actions versée à des non-salariés comptabilisée pour le trimestre terminé le 31 mars 2003 était de 20 $ et pour l'exercice terminé le 31 décembre 2002, de 32 $. La rémunération à base d'actions versée à des salariés fondée sur la méthode de la juste valeur pour le trimestre terminé le 31 mars 2003 était de 750 $ et est incluse au poste Honoraires et frais de consultation. La charge de rémunération pour le trimestre terminé le 31 mars 2003 est de 770 000 $ (32 $ pour l'exercice terminé le 31 décembre 2002, 83 $ au 31 décembre 2001) et est comptabilisée à titre de surplus d'apport de 885 $.

La juste valeur a été déterminée à l'aide du modèle d'évaluation du prix des options dans l'hypothèse d'aucun versement de dividende, d'une volatilité moyenne pondérée du cours des titres de l'émetteur de 92,46 % au 31 mars 2003 (92,46 % au 31 décembre 2002; 90,61 % en 2001) et d'un taux hors risque annuel moyen pondéré de 4,68 % au 31 mars 2003 (4,95 % au 31 décembre 2002; 4,61 % en 2001).

Un sommaire des changements relatifs aux options sur actions pour les périodes terminées le 31 mars 2003 (non vérifié) et pour les exercices terminés les 31 décembre 2002 et 2001 est présenté ci-dessus.

	Actions	Prix de levée moyen pondéré
Solde, 31 décembre 1999	1 204 900	1,80 $
Octroyées	5 900 000	0,30 $
Annulées, confisquées et expirées	(1 009 900)	1,80 $
Solde, 31 décembre 2000	6 095 000	0,35 $
Octroyées	7 700 000	0,15 $
Annulées, confisquées et expirées	(6 245 000)	0,33 $
Solde, 31 décembre 2001	7 550 000	0,15 $
Annulées, confisquées et expirées	(850 000)	0,15 $
Solde, 31 décembre 2002	6 700 000	0,15 $
Octroyées	8 900 000	0,13 $
Solde, 31 mars 2003	15 600 000	0,14 $
Disponibles aux fins de levée au 31 mars 2003 (non vérifié)	14 750 000	0,14 $

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

7. Capital-actions (suite)

Le tableau qui suit présente un sommaire de l'information relative aux options sur actions en cours au 31 mars 2003 (non vérifié) :

Fourchette des prix de levée	Nombre d'options en cours et pouvant être levées au 31 mars 2003 (non vérifié)	Période contractuelle résiduelle moyenne pondérée	Prix de levée moyen pondéré
0,15 $	5 850 000	3,50 années	0,15 $
0,13 $	8 900 000	4,83 années	0,13 $

c) Bons de souscription

Au 31 décembre 2002, les bons de souscription d'actions suivants émis dans le cadre de financements effectués par voie de placements privés étaient en circulation.

Nombre de bons de souscription	Prix de levée	Échéance
10 000 000	0,200 $	31 décembre 2003
500 000	0,075 $	28 mars 2004
300 000	0,110 $	23 juillet 2004
20 000 000	0,130 $	2 août 2004
40 000 000	0,130 $	18 mars 2005
70 800 000		

Après le 31 mars 2003, la date d'échéance des 10 000 000 de bons de souscription fixée au 27 avril 2003 a été prorogée au 31 décembre 2003.

d) Billets et débentures convertibles

	31 mars 2003 (non vérifié)	31 décembre 2002	31 décembre 2001
Billet convertible	- $	- $	6 915 $
Intérêt couru sur les billets convertibles	-	-	252
Tranche à court terme des billets convertibles	-	-	(7 167)
	- $	- $	- $

Au cours de 2001, l'émetteur a converti tous les montants dus à Miramar, dont une somme de 2 000 $ à titre de capital résiduel sur les billets qui étaient exigibles en 2001 ainsi que le solde d'une débenture convertible en deux billets totalisant 6 915 $. Les billets convertibles l'étaient, au gré de Miramar, en actions ordinaires de l'émetteur au prix de 0,15 $ chacune. Les billets portaient intérêt au taux préférentiel majoré de 2 % par année et étaient exigibles sur demande après le 30 juin 2002. La valeur totale du billet a été classée à titre de passif étant donné que la juste valeur de la composante capitaux propres était nominale. Au cours de 2002, les billets ont été convertis en 46 097 367 actions ordinaires de l'émetteur et tous les intérêts courus et impayés à la date de conversion ont été annulés. En 2001, le capital et les intérêts exigibles sur les débentures convertibles de 21 226 $ ont été convertis en 14 439 621 actions ordinaires au prix de 1,47 $ chacune.

NORTHERN ORION RESOURCES INC.
(auparavant Northern Orion Explorations Ltd.)
Notes complémentaires
Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

8. Unités d'exploitation

a) Secteur d'exploitation – Les activités de l'émetteur sont essentiellement concentrées dans l'exploration et la mise en valeur des propriétés minières en Amérique latine. Les activités minières de l'émetteur représentent un secteur isolable distinct.

b) Secteurs géographiques – Les immobilisations et les produits sectoriels par régions géographiques sont les suivants :

31 mars 2003 (non vérifié)	Immobilisations	Produits
Amérique centrale	26 862 $	- $
Amérique du Sud	56 342	-
Canada	106	35
	83 310 $	35 $

31 décembre 2002	Immobilisations	Produits
Amérique centrale	26 870 $	- $
Amérique du Sud	56 304	-
Canada	107	21
	83 281 $	21 $

31 décembre 2001	Immobilisations	Produits
Amérique centrale	26 800 $	24 $
Amérique du Sud	56 518	-
Canada	112	338
	83 430 $	362 $

Les immobilisations comprennent les immobilisations corporelles et les propriétés minières ainsi que les frais reportés d'exploration et de mise en valeur.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)

(Exprimés en milliers de dollars canadiens, sauf les montants par action)

9. Impôts sur les bénéfices et les ressources

a) L'économie d'impôts présentée dans les états consolidés des résultats et du déficit diffère des montants obtenus en appliquant les taux d'imposition prévus par la loi en raison des éléments suivants :

	31 mars 2003 (non vérifié)	31 mars 2002 (non vérifié)	31 décembre 2002	31 décembre 2001	31 décembre 2000
Taux d'imposition prévu par la loi	39,62 %	39,62 %	39,62 %	42,62 %	44,62 %
Perte de l'exercice	(1 171) $	(468) $	(1 992) $	(1 285) $	(23 804) $
Charge d'impôt (économie) prévue	(464)	(185)	(789)	(548)	(10 621)
Remise de dette	-	-	541	7 902	-
Réévaluation des opérations de change	-	-	1 155	1 155	-
Autres	464	185	(76)	53	92
Pertes non constatées et échues	-	-	593	683	6 484
Variation de la provision pour moins-value	-		(1 424)	(9 245)	4 045
Impôts sur les bénéfices, selon les états financiers	-	-	-	-	-

b) Au 31 décembre 2002, l'émetteur disposait pour le Canada de pertes fiscales non utilisées de 1 331 $ (1 630 $ en 2001) qu'il peut reporter prospectivement et qui viennent à échéance en 2009. Ces pertes peuvent servir à réduire le revenu imposable des exercices ultérieurs autrement calculé. La capacité de l'émetteur à utiliser ces pertes n'est pas considérée par la direction comme plus probable qu'improbable et, par conséquent, une provision pour moins-value a été comptabilisée à l'encontre de l'actif d'impôts futurs. L'émetteur dispose également de pertes fiscales de 461 $ (950 $ en 2001) pour l'Argentine venant à échéance entre 2003 et 2004. La capacité de l'émetteur à utiliser ces pertes n'est pas considérée par la direction comme plus probable qu'improbable, et une provision pour moins-value a été comptabilisée à l'encontre de l'actif d'impôts futurs. Les composantes principales de l'actif (passif) d'impôts futurs de l'émetteur sont les suivantes :

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)

(Exprimés en milliers de dollars canadiens, sauf les montants par action)

9. Impôts sur les bénéfices et les ressources (suite)

	31 mars 2003 (non vérifié)	31 décembre 2002	31 décembre 2001
Actif d'impôts futurs :			
Pertes reportées prospectivement	624 $	624 $	893 $
Participations dans des propriétés minières représentant l'excédent de l'assiette fiscale sur la valeur comptable	1 160	1 160	2 315
	1 784	1 784	3 208
Provision pour moins-value de l'actif d'impôts futurs	(1 451)	(1 451)	(2 875)
	333	333	333
Passif d'impôts futurs :			
Passif d'impôts futurs relatif aux coûts de financement	(333)	(333)	(333)
Passif d'impôts futurs relatif aux participations dans des propriétés minières représentant l'excédent de la valeur comptable sur l'assiette fiscale	(24 485)	(24 485)	(24 485)
	(24 818)	(24 818)	(24 818)
Passif d'impôts futurs, montant net	(24 485) $	(24 485) $	(24 485) $

Le passif d'impôts futurs relatif aux participations dans des propriétés minières constaté par l'émetteur découle du placement dans une coentreprise détenue en Argentine. Le prix d'acquisition et les fonds subséquemment avancés à cette coentreprise ne constituent actuellement pas une charge aux fins de l'impôt pour le territoire dans lequel l'émetteur détient cette participation.

10. Opérations entre apparentés et soldes

	Trimestres terminés les		Exercices terminés les 31 décembre		
Services fournis :	31 mars 2003 (non vérifié)	31 mars 2002 (non vérifié)	2002	2001	2000
Honoraires et frais de consultation a)	- $	42 $	258 $	175 $	176 $
Honoraires et frais de consultation b)	63	84	245	217	-
Honoraires et frais de consultation c)	82	-	104	-	-
Frais juridiques	50	39	104	175	80
Frais de gestion g)	-	-	-	70	420
Frais d'administration	27	63	169	54	-
Frais administratifs	-	-	-	27	-

Les opérations entre apparentés qui ne sont pas présentées ailleurs dans ces états financiers consolidés sont les suivantes :

a) L'émetteur a réglé des honoraires et des frais de consultation à une société privée contrôlée par un administrateur de l'émetteur. Au 31 mars 2003, un solde de néant (néant au 31 décembre 2002 – 23 $ en 2001) était payable à cette société.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

10. Opérations entre apparentés et soldes (suite)

b) L'émetteur a réglé des honoraires et des frais de consultation à une société privée contrôlée par un membre de la direction et administrateur de l'émetteur. Au 31 mars 2003, une somme de 7 $ (6 $ au 31 décembre 2002 – 18 $ en 2001) était payable à cette société.

c) L'émetteur a réglé des honoraires et des frais de consultation à une société privée contrôlée par un membre de la direction et administrateur de l'émetteur. Au 31 mars 2003, une somme de 18 $ (3 $ à recevoir au 31 décembre 2002 – néant en 2001) était payable à cette société.

d) L'émetteur a réglé des frais administratifs à une société privée contrôlée par un administrateur de l'émetteur au cours de l'exercice. Au 31 mars 2003, une somme de néant (néant au 31 décembre 2002 – 3 $ en 2001) était à recevoir de cette société.

e) L'émetteur a réglé des frais administratifs à une société privée ayant un administrateur et un membre de la direction en commun avec elle. Cette société privée fournissait des services de bureaux et d'autres services administratifs sur une base de recouvrement intégral des coûts. Au 31 mars 2003, une somme de 16 $ (37 $ à recevoir au 31 décembre 2002 – 24 $ à payer en 2001) était à recevoir de cette société.

f) L'émetteur a réglé des frais juridiques à un cabinet d'avocats dans lequel deux des membres de la direction sont des associés. Au 31 mars 2003, une somme de 30 $ (6 $ au 31 décembre 2002 – 30 $ en 2001) était payable à ce cabinet.

g) L'émetteur a engagé des charges liées à des frais de gestion au nom de Miramar Mining Corporation, un ancien actionnaire majoritaire de la Société.

h) Au cours du trimestre terminé le 31 mars 2003, un administrateur et membre de la direction de l'émetteur a été nommé administrateur de Newport (note 5 b) iii).

Toutes les opérations entre apparentés ont été comptabilisées à leurs valeurs d'échange déterminées à leur juste valeur. Les soldes payables figurant ci-dessus sont payables sur demande sans intérêt.

11. Instruments financiers

Les instruments financiers sont comptabilisés au coût. Les justes valeurs estimatives ont été déterminées à la date du bilan et sont fondées sur des données pertinentes disponibles sur le marché concernant l'instrument financier concerné. Ces estimations sont de nature subjective et comportent des incertitudes et d'importantes questions d'appréciation. Des changements aux hypothèses pourraient avoir une incidence importante sur ces estimations.

La juste valeur des instruments financiers, comprenant les espèces et quasi-espèces, les débiteurs, les créditeurs et charges à payer, se rapproche sensiblement de leur valeur comptable, étant donné leur courte durée jusqu'à l'échéance. La juste valeur des sommes à recevoir des apparentés n'est pas facile à déterminer en raison du caractère d'apparentement et de l'absence de marché pour ces instruments. La valeur comptable des titres négociables est fournie à la note 4.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002
(non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

12. Informations supplémentaires

	31 mars 2003 (non vérifié)	31 mars 2002 (non vérifié)	31 décembre 2002	31 décembre 2001	31 décembre 2000
Informations supplémentaires :					
Opérations d'investissement et de financement sans effet sur la trésorerie :					
Contrepassation des coûts liés aux propriétés minières comptabilisés dans les créditeurs et les charges à payer	- $	- $	- $	328 $	- $
Intérêt capitalisé dans les participations dans des propriétés minières	-	99	-	639	2 005
Intérêts et impôts versés	-	-	-	-	-
Intérêts reçus	-	-	-	-	-
Renonciation de l'intérêt sur le billet antérieurement capitalisé à l'égard des participations dans des propriétés minières	-	-	(252)	-	-
Actions émises au titre des services de consultation	-	-	-	-	74
Débenture convertible et intérêt convertis en billets convertibles	-	-	-	2 833	-
Intérêt converti en billets convertibles	-	-	-	4 334	-
Augmentation des participations dans des propriétés minières attribuables à l'augmentation du passif d'impôts futurs	-	-	-	165	1 340
Frais de financement payés au moyen de l'émission d'actions ordinaires	-	-	30	-	-
Cession des participations dans des propriétés minières en contrepartie d'un droit dans la redevance et le produit net à payer	-	-	-	-	17 987
Actions émises à la conversion des billets ou de la débenture convertibles	-	-	6 915	21 226	4 500
Actions reçues pour l'option sur les propriétés minières (note 5 b)iii)	-	-	52	-	-
Actions reçues à titre de règlement de débiteurs (note 4)	-	-	90	-	-

13. Chiffres correspondants des exercices antérieurs

Certains chiffres correspondants des périodes antérieures ont été reclassés afin que leur présentation soit conforme à celle de la période courante.

14. Événements postérieurs à la date du bilan

a) Convention de crédit

Le 17 février 2003, l'émetteur a conclu une lettre d'engagement et a, ultérieurement, conclu une convention de crédit datée du 22 avril 2003 relativement à l'acquisition de la participation de BHP Billiton dans le projet Agua Rica (note 5) avec Endeavour Mining Capital Corp. (« Endeavour Mining »). En vertu de cette convention de crédit, Endeavour Mining a accepté de consentir un prêt convertible de 3 M$ US (le « prêt ») pour financer une tranche du paiement initial devant être versé à BHP Billiton. Le prêt est d'une durée de six mois et porte intérêt au taux annuel de 10 %. L'émetteur a fourni une garantie d'emprunt à Endeavour Mining ainsi qu'une sûreté correspondant à sa participation de 28 % dans le projet Agua Rica. En vertu de la lettre d'engagement, l'émetteur a émis 3 000 000 de bons de souscription de l'émetteur à Mining Endeavour pouvant être exercés au prix de 0,15 $ et permettant l'acquisition d'une action ordinaire sur une période de deux ans à compter de la date d'émission. Le prêt peut être converti au gré de Endeavour Mining avant le 8 novembre 2003 en actions ordinaires de l'émetteur à un prix de conversion de 0,20 $ ou, si le montant non réglé n'est pas remboursé à cette date, au prix de 0,175 $ jusqu'au 8 mai 2004. La date d'échéance du prêt est le 8 novembre 2003 et cette échéance peut être prorogée jusqu'au 8 mai 2004, moyennant une commission de reconduction de 150 $ US, payable en espèces ou en actions ordinaires de l'émetteur. Si la commission de reconduction est versée sous forme d'actions ordinaires assujetties à une période de détention, un montant de 225 $ US doit être versé au titre de la commission. Aux termes de la convention de crédit, l'émetteur est tenu d'établir un fonds d'amortissement dans lequel le produit de certaines opérations futures de financement par actions ou de cession d'actif doit être déposé. Endeavour Mining peut, à son gré, puiser dans le fonds d'amortissement de façon à réduire tout solde à payer en vertu de la convention de crédit. Endeavour Mining a reçu, au titre de la commission d'engagement et des prélèvements, un montant de 150 $ US pour la conclusion de ces arrangements.

b) Options sur actions

Le 26 avril 2003, l'émetteur a octroyé 1 500 000 options sur actions à des non-salariés à un prix de levée de 0,17 $ par action. Ces options sur actions viennent à échéance le 26 avril 2008 et 400 000 de ces options sont immédiatement acquises. Les 1 100 000 options restantes deviendront acquises sur réception de l'approbation des actionnaires.

c) Acquisition de propriété minière

Le 29 mars 2003, l'émetteur a conclu une entente avec Wheaton River Minerals Ltd. (« Wheaton ») en vertu de laquelle l'émetteur participera à l'acquisition, pour 180 M$ US, d'une participation de 25 % dans la mine d'or et de cuivre Bajo de la Alumbrera (« Alumbrera ») en Argentine de Rio Algom Limited (« Rio Algom »), une filiale en propriété exclusive de BHP Billiton. Rio Algom a accepté de reporter le paiement d'une partie du montant (jusqu'à un montant maximal de 30 M$ US pour ce qui est de la participation de l'émetteur). Le montant reporté vient à échéance le 30 mai 2005. La première tranche de 25 M$ US porte intérêt au TIOL de trois mois majoré de 2 % et tout excédent du montant de 25 M$ US porte intérêt au TIOL de trois mois majoré de 5 % ou, en cas de défaut de paiement, au TIOL de trois mois majoré de 10 %. À la clôture, l'émetteur et Wheaton ont fait l'acquisition d'une participation nette de 12,5 % chacune dans Alumbrera de Rio Algom.

Aux termes de l'entente, l'émetteur a accepté de rembourser à Wheaton 1 M$ US des frais que Wheaton a engagés relativement au contrôle diligent qu'elle a effectué lors de l'acquisition d'une participation initiale de 25 % dans le projet Alumbrera.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Exercices terminés les 31 décembre 2002, 2001 et 2000 et trimestres terminés les 31 mars 2003 et 2002 (non vérifié)
(Exprimés en milliers de dollars canadiens, sauf les montants par action)

14. Événements postérieurs à la date du bilan (suite)

L'acquisition d'Alumbrera sera comptabilisée à la valeur de consolidation; en vertu de cette méthode de comptabilisation, le placement sera initialement comptabilisé au coût et la valeur comptable sera rajustée par la suite afin d'inclure la quote-part des résultats revenant à l'émetteur. La répartition préliminaire du prix d'achat est résumée ci-après en milliers de dollars canadiens :

Prix d'achat		
	Espèces	81 600 $
	Paiement reporté	40 800
	Remboursement à Wheaton	1 360
	Coûts d'acquisition	6 100
		129 880 $
Actif net acquis		
	Actif à court terme	47 315
	Immobilisations corporelles et propriétés minières	107 251
	Autres actifs	30 006
	Passif à court terme	(20 653
	Passif à long terme	(34 039
		129 880 $

L'excédent de la valeur comptable sur le prix d'achat de l'actif net de 42 M$ sera affecté aux propriétés minières.

d) Financement par bons de souscription spéciaux

Après le 31 mars 2003, la Société a réalisé un placement privé visant la vente de 810 403 101 bons de souscription spéciaux à 0,13 $ l'unité pour un produit brut de 105 352 403 $. Chaque unité, au prix de 0,13 $, comprend une action ordinaire et la moitié d'un bon de souscription, un bon de souscription entier permettant à son porteur d'acheter une action additionnelle de l'émetteur au prix de 0,20 $ l'action jusqu'au 29 mai 2008. Un montant de 60,26 M$ US a été utilisé afin de faciliter la transaction Alumbrera (note 14 c). Un montant d'environ 7 M$ a été affecté au paiement des commissions et des charges liées à l'émission.

e) Regroupement d'actions

L'assemblée extraordinaire annuelle des actionnaires de la Société a été tenue le 16 juin 2003. Au cours de cette assemblée, des résolutions extraordinaires ont été approuvées pour consolider les actions ordinaires de la Société à raison de dix (10) anciennes actions pour une (1) nouvelle, pour changer le nom de la Société à « Northern Orion Resources Inc. » et pour accroître le capital-actions ordinaire autorisé afin de porter leur nombre à 700 millions d'actions ordinaires après regroupement. Au 31 mars 2003, 228 600 922 actions ordinaires étaient émises et en circulation dans le capital de la Société. En outre, 810 403 101 actions ordinaires additionnelles seront émises dans le cadre du financement par bons de souscription spéciaux réalisé après le 31 mars 2003. À la suite du regroupement d'actions proposé, il y aura environ 103,8 millions d'actions ordinaires émises et en circulation.

MINERA ALUMBRERA LIMITED

(constituée en Antigua-et-Barbuda)

ÉTATS FINANCIERS

EXERCICES TERMINÉS LES 30 JUIN 2002, 2001 ET 2000

INDEX

MINERA ALUMBRERA LIMITED
ÉTATS DES RÉSULTATS

EXERCICE TERMINÉ LE 30 JUIN 2002

	Note	2002 ($ US)	2001 ($ US)	2000 ($ US)
Produits tirés des activités ordinaires	2	**519 578 555**	451 054 279	472 695 445
Charges attribuables aux activités ordinaires, excluant les frais d'emprunt	2	**(423 719 033)**	(356 485 426)	(368 837 993)
Frais d'emprunt	2	**(41 613 558)**	(65 938 436)	(73 938 016)
Bénéfice des activités ordinaires avant les impôts sur les bénéfices	2	**54 245 964**	28 630 417	29 919 436
Économie (charge) d'impôt sur les bénéfices	4	**94 693 314**	(9 571 851)	(9 733 810)
Bénéfice des activités ordinaires après l'économie (la charge) d'impôts sur les bénéfices		**148 939 278**	19 058 566	20 185 626
Bénéfice net		**148 939 278**	19 058 566	20 185 626
Bénéfice net attribuable aux actionnaires de Minera Alumbrera Limited	19	**148 939 278**	19 058 566	20 185 626
Total des produits, des charges et des réévaluations attribuable aux actionnaires de Minera Alumbrera Limited constatés directement dans les capitaux propres		-	-	-
Total des variations des capitaux propres autres que celles découlant d'opérations avec les propriétaires à titre de propriétaires	20	**148 939 278**	19 058 566	20 185 626

Les états des résultats ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED
BILAN AU 30 JUIN 2002

	Note	2002 ($ US)	2001 ($ US)
Actif à court terme			
Encaisse	5	**97 463 244**	58 419 709
Comptes débiteurs	6	**90 471 676**	78 192 134
Stocks	7	**22 836 934**	35 782 774
Autres	8	**3 761 171**	2 400 563
Total de l'actif à court terme		**214 533 025**	174 795 180
Actif à long terme			
Comptes débiteurs	9	**13 895 558**	18 474 622
Stocks	10	**148 719 625**	127 731 043
Immobilisations corporelles minières	11	**948 859 377**	1 039 184 814
Actifs d'impôts reportés	4 d)	**69 255 910**	
Total de l'actif à long terme		**1 180 730 470**	1 185 390 479
Total de l'actif		**1 395 263 495**	1 360 185 659
Passif à court terme			
Comptes créditeurs	12	**36 062 275**	45 024 704
Dette portant intérêt	13	**75 304 293**	95 304 293
Provisions	14	**248 879**	661 381
Total du passif à court terme		**111 615 447**	140 990 378
Passif à long terme			
Comptes créditeurs	15	**351 539 491**	336 993 997
Dette portant intérêt	16	**283 065 018**	358 369 312
Passifs d'impôts reportés	4 c)		25 437 404
Provisions	17	**11 354 169**	9 644 476
Total du passif à long terme		**645 958 678**	730 445 189
Total du passif		**757 574 125**	871 435 567
Actif net		**637 689 370**	488 750 092
Capitaux propres			
Capitaux propres d'apport	18	**435 812 000**	435 812 000
Bénéfices non répartis	19	**201 877 370**	52 938 092
Total des capitaux propres	20	**637 389 370**	488 750 092

Approuvé par les administrateurs,

(signé) Charlie Sartain	(signé) John Rickus
Charlie Sartain, administrateur	John Rickus, administrateur

Les bilans ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED
ÉTATS DES FLUX DE TRÉSORERIE

EXERCICE TERMINÉ LE 30 JUIN 2002

	Note	2002 ($ US)	2001 ($ US)	2000 ($ US)
Flux de trésorerie liés aux activités d'exploitation				
Montants reçus de clients		**406 805 390**	374 533 070	406 581 100
Paiements aux fournisseurs et aux employés		**(199 479 014)**	(270 031 263)	(227 955 431)
Intérêts créditeurs		**1 125 690**	2 684 887	3 038 319
Intérêts débiteurs et autres frais de financement payés		**(34 920 430)**	(49 846 122)	(51 789 840)
IVA recouvrée (payée)		**(8 967 080)**	32 007 080	2 293 525
Flux de trésorerie nets liés aux activités d'exploitation	29	**164 564 556**	89 347 652	132 167 673
Flux de trésorerie liés aux activités d'investissement				
Immobilisations corporelles minières				
- Produit de la vente d'immobilisations		**70 704**	1 125 838	16 106
- Nouvelles immobilisations		**(30 287 433)**	(17 963 863)	(25 920 272)
Remboursement (avances) à d'autres entités				4 807 126
Flux de trésorerie nets liés aux activités d'investissement		**(30 216 729)**	(16 838 025)	(21 097 040)
Flux de trésorerie liés aux activités de financement				
Produit d'emprunts				10 000 000
Remboursement d'emprunts		**(95 304 292)**	(75 304 295)	(75 304 295)
Flux de trésorerie nets liés aux activités de financement		**(95 304 292)**	(75 304 295)	(65 304 295)
Augmentation nette (diminution) des liquidités		**39 043 535**	(2 794 668)	45 766 338
Liquidités au début de l'exercice		**58 419 709**	61 214 377	15 448 039
Liquidités à la fin de l'exercice	5	**97 463 244**	58 419 709	61 214 377

Les états des flux de trésorerie ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables

a) Mode de présentation

Minera Alumbrera Limited est une société à responsabilité limitée par actions dont le pays de domiciliation est Antigua. L'établissement principal de la société est la mine Minera Alumbrera, située en Argentine. Les principales activités exercées par la société sont l'extraction, le traitement et la commercialisation du cuivre et de l'or.

Le présent rapport financier à vocation générale a été établi conformément aux normes comptables, aux autres prises de position officielles de l'Australian Accounting Standards Board et aux Urgent Issues Group Consensus Views (collectivement, les « PCGR de l'Australie »).

Le rapport financier est préparé selon la convention du coût historique. Sauf indication contraire, les conventions comptables ont été appliquées de la même manière qu'au cours de l'exercice précédent. Tous les montants sont exprimés en dollars américains.

b) Constatation des produits

Les ventes sont constatées lorsque la garde matérielle des produits est transférée au client aux termes d'un contrat exécutoire, que les prix de vente sont connus ou qu'ils peuvent faire l'objet d'une estimation raisonnable et que les produits sont dans un format qui ne nécessite aucun traitement supplémentaire de la part de la société.

Une part importante des ventes de concentré de la société fait l'objet d'une fixation provisoire des prix, qui repose sur les prix en vigueur au moment de l'expédition. De façon générale, le règlement réel est fondé sur le prix moyen du marché pour une période future donnée. Le montant des ventes dont le prix est fixé de façon provisoire est ajusté mensuellement pour tenir compte des prix au comptant actuels. Ces ajustements, de même que les ajustements qui découlent du règlement définitif, sont comptabilisés dans les produits tirés de la vente.

c) Frais d'emprunt

Les frais d'emprunt sont constatés comme des charges dans l'exercice au cours duquel ils sont engagés, sauf s'ils sont inclus dans le coût d'actifs admissibles.

Les frais d'emprunt comprennent :

- l'intérêt sur les découverts bancaires ainsi que sur les emprunts à court terme et à long terme;
- l'amortissement des frais accessoires engagés dans le cadre du montage des emprunts.

d) Liquidités

Dans l'état des flux de trésorerie, les liquidités comprennent les dépôts à vue qui sont facilement convertibles en espèces, qui font partie intégrante de la gestion quotidienne de la trésorerie de la société et dont la valeur ne risque pas de changer de façon importante, et le compte de réserve à l'égard de la dette de premier rang.

e) Comptes débiteurs

Les comptes clients sont inscrits aux montants exigibles et peuvent être réglés dans un délai de un jour à six mois, selon les modalités des contrats. La possibilité de recouvrement des créances est évaluée à la date du bilan. Des provisions spécifiques sont constituées à l'égard des créances douteuses.

Les autres comptes débiteurs découlent généralement d'opérations réalisées hors du cours habituel des activités d'exploitation de la société. Si le délai de remboursement excède la durée permise, des frais d'intérêt peuvent être imputés. Ces frais sont calculés d'après les taux commerciaux.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables (suite)

f) Stocks

Les stocks de produits finis et de travaux en cours sont évalués, selon la méthode du coût complet, au coût moyen pour la période de production ou à la valeur de réalisation nette, selon le moins élevé des deux. Le coût comprend les matières directes, la main-d'œuvre directe et une juste part des frais généraux de fabrication fixes et variables. Les coûts sont attribués principalement selon la méthode du coût moyen pondéré.

Les stocks de fournitures sont constitués de fournitures consommables et de pièces de rechange pour l'entretien. Ils sont évalués au coût. Ils sont régulièrement soumis à un examen afin de s'assurer que la valeur des articles désuets fait l'objet d'une provision ou qu'elle est radiée, selon le cas.

g) Frais d'exploitation reportés

Les frais d'exploitation reportés représentent le coût d'enlèvement anticipé des morts-terrains selon le ratio moyen de recouvrement. Les montants sont reportés et passés en charges selon la méthode de l'amortissement proportionnel au rendement. Aucun coût n'est constaté dans les états financiers si le ratio de recouvrement réel à ce jour est inférieur au ratio moyen pour la durée de vie de la mine.

h) Immobilisations corporelles minières

Actifs à long terme construits par la société

Le coût des actifs à long terme construits par la société comprend le coût de toutes les matières utilisées pendant la construction, le coût de la main-d'œuvre directe engagé à l'égard du projet, les frais d'emprunt engagés pendant la période de construction et une juste part des frais généraux fixes et variables. Les frais d'emprunt inclus dans le coût des actifs à long terme représentent les coûts qui auraient été évités si les dépenses de construction n'avaient pas été engagées.

Biens miniers

Les biens miniers représentent l'accumulation de tous les frais de mise en valeur, y compris le coût d'acquisition des réserves minérales, des droits et des biens, engagés à l'égard des secteurs d'intérêt où l'extraction d'une ressource minérale a commencé.

Les frais additionnels de mise en valeur engagés à l'égard d'un bien minier après le début de la production sont reportés dans le coût du bien minier seulement s'il est établi qu'ils généreront des avantages économiques futurs importants. Si tel n'est pas le cas, les frais sont classés dans le coût de production.

Les biens miniers (à l'exception des terrains) sont amortis sur la durée estimative de vie économique de la mine selon la méthode de l'amortissement proportionnel au rendement. Les modifications relatives à la durée estimative de vie économique de la mine sont prises en considération dans le calcul de l'amortissement à compter du début de l'exercice au cours duquel elles sont apportées.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables (suite)

h) Immobilisations corporelles minières (suite)

Amortissement des immobilisations corporelles minières

L'amortissement est calculé selon la méthode linéaire ou la méthode de l'amortissement proportionnel au rendement sur la durée prévue de vie économique de chaque élément. Les modifications relatives à la durée estimative de vie économique des actifs sont prises en considération dans le calcul de l'amortissement à compter du début de l'exercice au cours duquel elles sont apportées. La durée de vie économique des actifs est réévaluée selon les dispositions d'un programme d'examen continu.

La durée de vie résiduelle maximale prévue s'établit comme suit :	**Nombre d'années**
• Immobilisations corporelles minières	10
• Immobilisations corporelles de traitement	12

i) Montant recouvrable des actifs à long terme

Le montant recouvrable d'un actif correspond au montant net qui est prévu être recouvré au moyen des rentrées nettes de fonds qui résultent de son utilisation continue et de sa cession. Si des rentrées nettes de fonds résultent de l'utilisation d'un groupe d'actifs (c'est-à-dire les actifs d'un site minier), le montant recouvrable est établi pour le groupe d'actifs en question.

Si la valeur comptable d'un actif à long terme excède le montant recouvrable, elle est ramenée au montant recouvrable. La baisse de valeur est passée en charges dans le bénéfice net ou la perte nette de l'exercice au cours duquel elle se produit.

Les flux de trésorerie nets prévus qui servent à l'établissement du montant recouvrable des actifs à long terme ne sont pas actualisés.

j) Comptes fournisseurs et autres comptes créditeurs

Ces passifs représentent des montants impayés à l'égard de biens et de services reçus par la société avant la fin de l'exercice. Ces passifs ne sont pas garantis et sont habituellement réglés dans les 30 jours suivant la constatation.

k) Dette portant intérêt

Les emprunts sont inscrits au bilan au montant du capital, lequel représente la valeur actualisée des flux de trésorerie futurs liés au service de la dette. Les frais d'intérêt sont comptabilisés au taux contractuel en vigueur pendant la période où ils deviennent exigibles. Les frais d'intérêt courus connexes sont classés dans les autres comptes créditeurs. Les frais d'intérêt associés à des emprunts auprès d'apparentés sont comptabilisés au taux contractuel en vigueur pendant la période où ils deviennent exigibles. Les frais d'intérêt courus connexes sont classés dans la dette portant intérêt.

l) Avantages sociaux

La société constate un passif à l'égard des salaires, des traitements et des vacances annuelles, dont le montant correspond aux sommes non versées à la date du bilan, établies en fonction des taux de rémunération actuels, au titre des services rendus par les employés jusqu'à cette date.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables (suite)

m) Impôts sur les bénéfices

Les impôts sur les bénéfices sont comptabilisés selon la méthode de la comptabilisation des incidences fiscales. Selon cette méthode, la charge d'impôts qui figure dans l'état des résultats est rapprochée au bénéfice comptable, déduction faite des écarts permanents. Les avantages fiscaux futurs liés aux pertes fiscales ne sont pas constatés comme des actifs à moins que leur réalisation ne soit quasi certaine. Les impôts à l'égard des écarts temporaires cumulatifs sont calculés selon les taux qui sont censés s'appliquer au moment de la résorption de ces écarts et sont portés aux comptes d'actifs ou de passifs d'impôts reportés.

n) Remise en état

Lorsque, selon les modalités du titre ou des autres droits d'utilisation du bien, y compris les droits d'exploitation minière, la société est tenue d'exercer des activités de remise en état pendant la durée d'utilisation du bien, les coûts liés à ces activités sont constatés comme des charges au moment où ils sont engagés. Lorsque, en raison d'activités actuelles ou passées, il existe une obligation d'exécuter des travaux de remise en état à l'avenir, une provision à l'égard des frais de remise en état et de restauration du site minier est constituée de façon progressive pendant la durée restante de la vie de la mine (y compris le stade de fermeture de la mine). Ces provisions, établies à l'aide de montants non actualisés, comprennent les frais associés à la remise en état, à la fermeture de l'usine, à la fermeture des décharges et aux activités de surveillance. Ces frais ont été établis selon les coûts, les exigences légales et la technologie actuels. Les modifications d'estimations sont traitées de façon prospective.

Il existe une incertitude relative à la mesure des obligations de restauration en raison de l'incertitude liée à la durée restante de la vie des sites d'exploitation existants et à l'incidence des modifications à la législation environnementale.

Des hypothèses, fondées sur des études effectuées par des conseillers techniques indépendants et internes, ont été posées à l'égard de la durée restante de la vie des sites existants. Ces études sont menées de façon continue.

o) Conversion des devises

Les opérations en devises sont converties en dollars US aux taux de change en vigueur à la date des opérations. À la date du bilan, les éléments monétaires libellés en devises sont convertis en dollars US aux taux de change en vigueur à cette date. Les écarts à la conversion des éléments monétaires sont portés aux résultats dans l'exercice au cours duquel ils surviennent.

p) Taxes – Impuesto Al Valor Agregado (IVA)

Le montant des produits, des charges et des actifs constatés ne comprend pas la taxe appelée Impuesto Al Valor Agregado (IVA), sauf si le montant d'IVA ne peut être recouvré auprès de l'Administracion Federal de Ingregos Publicos (AFIP). Dans ce cas, l'IVA est incluse dans le coût d'acquisition ou dans la charge.

Les comptes débiteurs et les comptes créditeurs comprennent le montant d'IVA connexe. Le montant net d'IVA recouvrable de l'AFIP, ou payable à celle -ci, est présenté comme actif ou passif à court terme dans le bilan.

Les flux de trésorerie figurant dans l'état des flux de trésorerie sont présentés au montant brut. La composante IVA des flux de trésorerie liés aux activités d'investissement et de financement qui est recouvrable de l'AFIP ou payable à celle -ci est classée dans les flux de trésorerie liés aux activités d'exploitation.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables (suite)

q) Instruments financiers dérivés

En raison de ses activités, la société est exposée aux risques de fluctuations des taux d'intérêt, des taux de change et du prix des marchandises. La société utilise des instruments financiers dérivés pour couvrir ces risques. Toutefois, aucun de ces instruments financiers n'est constaté dans les états financiers au moment de l'acquisition. La société ne détient ni n'émet d'instruments financiers, y compris les instruments financiers dérivés, aux fins de spéculation.

Les opérations conclues en vue de couvrir des achats ou des ventes prévus sont comptabilisées à titre de couvertures des achats ou des ventes prévus si les conditions suivantes sont réunies :

i) Au moment de la mise en place de la couverture et pendant la durée de l'instrument de couverture, il est prévu que la couverture réduira de façon efficace l'exposition aux risques visés par la couverture;

ii) La relation de couverture est désignée de façon prospective, et elle identifie l'instrument de couverture et les achats ou ventes prévus de façon suffisamment précise que, lorsqu'un achat ou une vente se réalise, il n'y a aucun doute qu'il s'agit ou non d'un achat couvert ou d'une vente couverte;

iii) Il est probable que les achats ou les ventes prévus se réaliseront selon les modalités de la désignation.

Les produits ou les coûts qui surviennent au moment de la conclusion des opérations de couverture d'achats ou de ventes prévus sont constatés comme gains ou pertes de change reportés dans le bilan en vue d'être inclus dans le montant de l'achat ou de la vente couvert.

Les gains ou pertes non matérialisés sur les instruments financiers utilisés aux fins de couverture, dont les contrats sur marchandises et les swaps de taux, sont mesurés à la date du bilan d'après les fluctuations des cours au comptant, des cours à terme et des prix qui sont survenues depuis la date du contrat. Les gains et pertes non matérialisés sur des opérations de couverture ne sont pas constatés dans les états financiers avant que l'achat ou la vente ne se réalise ou que le gain ou la perte ne se matérialise.

Si un instrument de couverture est résilié avant échéance et qu'il est probable que l'opération couverte se réalisera quand même, les gains et les pertes qui sont survenus avant la date de résiliation sont constatés comme des gains ou des pertes de couverture reportés dans le bilan en vue d'être inclus dans le montant de l'opération couverte. Lorsqu'un instrument de couverture est résilié avant échéance parce qu'il n'est plus prévu que l'opération couverte se réalisera, les gains et les pertes reportés antérieurement sont portés aux résultats au moment de la résiliation.

Si un instrument de couverture fait l'objet d'une nouvelle désignation à titre de couverture d'un autre achat prévu ou d'une autre vente prévue et qu'il est prévu que l'opération initiale se réalisera quand même, les gains et pertes de couverture qui sont survenus avant la nouvelle désignation sont reportés et inclus dans le montant de l'achat initial ou de la vente initiale au moment où cette opération se réalise. Si l'instrument de couverture fait l'objet d'une nouvelle désignation parce qu'il n'est plus prévu que l'achat initial ou la vente initiale se réalisera, les gains et les pertes de couverture qui sont survenus avant la nouvelle désignation sont constatés dans les résultats au moment de la nouvelle désignation.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

1. Énoncé des principales conventions comptables (suite)

r) Révision des estimations comptables

Au cours de l'exercice terminé le 30 juin 2000, les évaluations en ce qui a trait aux réserves de minerai de la mine Minera Alumbrera ont été révisées, passant de 632 millions de tonnes à 460 millions de tonnes. Il est prévu que les réserves de minerai tiendront une mine dont la durée de vie est de 15 ans à compter du 1er juillet 1998. Une hausse de l'amortissement de 12 M$ US représente l'incidence nette occasionnée par les modifications effectuées au cours de l'exercice terminé le 30 juin 2000. En présumant que les actifs sont détenus jusqu'à la fin de leur durée de vie utile, l'amortissement des actifs visés au cours des exercices futurs sera majoré en moyenne de 12 M$ US par année.

Pendant que la réévaluation de la durée de vie de la mine avait lieu, il a été convenu de modifier la méthode d'amortissement de certains actifs de la mine. La méthode de l'amortissement proportionnel au rendement a été adoptée en remplacement de la méthode linéaire.

2. Bénéfice des activités ordinaires

		2002 $ US	2001 $ US	2000 $ US
	Produits tirés des activités ordinaires			
	Produits tirés des activités d'exploitation (note 2 a))	**518 201 825**	447 010 688	468 536 623
	Produits tirés des activités autres que d'exploitation (note 2 b))	**1 376 730**	4 043 591	4 158 822
		519 578 555	451 054 279	472 695 445
	Coût des produits vendus (note 2 c))	**280 691 581**	252 922 225	193 278 870
	Autres charges d'exploitation (note 2 d))	**142 019 005**	101 453 202	174 755 447
	Frais d'emprunt (note 2 e))	**41 613 558**	65 938 436	73 938 016
	Frais généraux et frais d'administration (note 2 f))	**35 343**	100 000	101 589
	Autres charges (note 2 g))	**973 104**	2 009 999	702 087
		465 332 591	422 423 862	442 776 009
	Bénéfice avant impôts des activités ordinaires	**54 245 964**	28 630 417	29 919 436
a)	Produits tirés des activités d'exploitation			
	Ventes de biens	**518 201 825**	447 010 688	468 536 623
		518 201 825	447 010 688	468 536 623
b)	Produits tirés des activités autres que d'exploitation			
	Intérêts créditeurs sur dépôts à court terme	**1 306 026**	2 283 429	3 374 150
	Produit de la cession d'actifs à long terme	**70 704**	1 125 838	16 106
	Gain de change net		634 324	118 424
	Autres			650 142
		1 376 730	4 043 591	4 158 822
c)	Coût des produits vendus			
	Charges d'exploitation	**163 735 086**	183 078 301	121 948 793
	Montants provisionnés au titre			
	- de la remise en état	**1 709 693**	2 805 501	2 771 493
	- des stocks de fournitures désuets	**1 037 690**	4 681 029	911 505
	- des avantages sociaux	**5 798 794**	3 062 565	2 924 813
	Amortissement			
	- Biens miniers	**13 627 217**	15 099 134	8 106 815
	- Immobilisations corporelles minières	**112 861 439**	100 762 306	90 492 291
	(Augmentation) diminution des stocks de produits	**(18 078 338)**	(56 566 611)	(33 876 840)
		280 691 581	252 922 225	193 278 870

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

2.	**Bénéfice des activités ordinaires (suite)**	**2002**	**2001**	**2000**
		$ US	**$ US**	**$ US**
d)	Autres charges d'exploitation			
	Perte de change nette	**23 803 210**		
	Transport et manutention	**31 799 147**	33 799 304	50 894 224
	Charges de traitement	**77 790 404**	67 352 151	111 774 508
	Redevances	**8 626 244**	8 948 540	3 439 922
	Provision (crédit) pour en ramener la valeur à la VRN		(8 646 793)	8 646 793
		142 019 005	101 453 202	174 755 447
e)	Frais d'emprunt			
	Apparentés	**13 115 809**	23 460 982	26 330 004
	Autres frais d'intérêt	**29 519 738**	42 967 543	54 843 926
		42 635 547	66 428 525	81 173 930
	Moins le montant capitalisé	**(1 021 989)**	(490 089)	(7 235 914)
	Frais d'emprunt passés en charges	**41 613 558**	65 938 436	73 938 016
f)	Frais généraux et frais d'administration			
	Honoraires de vérification (note 24)	**35 343**	100 000	101 589
g)	Autres charges			
	Valeur comptable des actifs à long terme cédés	**754 548**	1 147 186	176 149
	Autres	**218 556**	862 813	525 938
		973 104	2 009 999	702 087
h)	Perte nette à la cession d'actifs			
	Produit de la cession	**70 704**	1 125 838	16 106
	Valeur comptable des actifs à la cession / valeur comptable des actifs pour tenir compte de la désuétude	**(754 548)**	(1 147 186)	(176 149)
		(683 844)	(21 348)	(160 043)
	Perte nette à la cession :			
	- Immobilisations corporelles minières	**(683 844)**	(21 348)	(160 043)
i)	Le bénéfice des activités ordinaires avant impôts tient compte des charges particulières suivantes :			
	Amortissement des immobilisations corporelles			
	Immobilisations corporelles minières	**112 861 439**	100 762 306	90 492 291
	Amortissement des autres actifs			
	Biens miniers	**13 627 217**	15 099 134	8 106 815
	Provision au titre des stocks de fournitures	**1 037 690**	4 681 029	911 505
	Charge nette découlant de diminutions de la valeur comptable des actifs	**127 526 346**	120 542 469	99 510 611

En réaction à l'instabilité politique et économique qui sévit en Argentine, le gouvernement a annoncé, le 6 janvier 2002, qu'il abandonnait la parité des cours du peso argentin et du dollar US.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

2. Bénéfice des activités ordinaires (suite)

j) Incidence financière de la dévaluation du peso argentin

Devant l'instabilité politique et économique de l'Argentine, le gouvernement a annoncé, le 6 janvier 2002, qu'il abandonnait la parité du peso argentin et du dollar US.

Depuis son établissement, la société a adopté le dollar US comme monnaie fonctionnelle pour dresser ses états financiers. Toutefois, en vertu des lignes directrices locales (résolutions techniques) publiées par la fédération argentine des conseils professionnels des sciences économiques et le conseil professionnel des sciences économiques de la ville de Buenos Aires et des résolutions prises par l'autorité de contrôle des sociétés (I.G.J), la société est tenue d'établir également des états financiers en monnaie locale ainsi que de produire des déclarations fiscales et d'acquitter ses impôts en monnaie locale.

L'abandon de la parité de un peso pour un dollar US et la dévaluation ultérieure du cours du peso (3,86 pesos pour 1 $ US le 30 juin 2002) ont eu les répercussions financières ci-après sur les états financiers de Minera Alumbrera :

1. Diminution des charges d'exploitation libellées en pesos
   Les charges d'exploitation consolidées ont diminué d'un montant estimatif de 20 M$ pendant le semestre terminé le 30 juin 2002.

2. Réévaluation des actifs et des passifs monétaires libellés en pesos
   La réévaluation des actifs et des passifs monétaires libellés en pesos a entraîné une perte de change de 23,8 M$.

3. Répercussions fiscales
   Un avantage fiscal, composé des éléments ci-après, d'un montant net de 95,9 M$ est inclus dans l'économie (la charge) d'impôts.

- L'équivalant en pesos de la dette de projet, des emprunts auprès d'actionnaires et d'autres soldes libellés en dollars US s'est accru considérablement en raison de la dévaluation. Cette perte de change apparente en pesos était déductible aux fins fiscales au cours de l'exercice 2002. Il est prévu que les reports en avant des pertes fiscales de 275,6 M$ en découlant seront utilisés au cours des prochains exercices. Un avantage fiscal de 119,5 M$ a été inclus dans l'économie d'impôts.

- La valeur en pesos de l'amortissement fiscal est établie selon le taux de change en vigueur à la date de l'acquisition de l'immobilisation. Presque toutes les immobilisations de la société ont été acquises alors que le peso était à parité avec le dollar US. Par conséquent, la dévaluation a entraîné une diminution importante de la valeur de l'amortissement fiscal futur en dollars US. Ces impôts supplémentaires à payer de 194,5 M$ n'ont pas été constatés dans les états financiers. Selon les normes comptables actuelles, cette perte sera constatée progressivement sur la durée de vie restante de la mine. Une charge fiscale de 23,6 M$ a été incluse dans l'économie d'impôts.

L'incidence économique nette de ces deux modifications est une hausse des impôts que la société devra payer pendant la durée de vie de la mine. Cependant, cette hausse sera essentiellement fonction des fluctuations des taux de change pendant cette période et du bénéfice futur.

Comme il est mentionné précédemment, la société est tenue de préparer ses déclarations de revenus dans la monnaie locale, alors que la comptabilisation des incidences fiscales est effectuée en monnaie fonctionnelle. Par conséquent, la réévaluation des impôts sur les bénéfices en monnaie fonctionnelle entraîne un gain de change. Pour la période terminée le 30 juin 2002, un gain de change de 22,2 M $ US a été inclus dans l'économie (la charge) d'impôts sur les bénéfices de l'exercice.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

2. Bénéfice des activités ordinaires (suite)

j) Incidence financière de la dévaluation du peso argentin (suite)

Cette présentation a été préparée en fonction des taux de change et de la législation fiscale de l'Argentine au 30 juin 2002. Le montant final de toutes les incidences fiscales et incidences de comptabilisation connexes découlant de la dévaluation dépend du taux de change du peso argentin et du dollar US aux dates des bilans, de toute modification apportée à la loi et du bénéfice futur.

La présente information a été préparée selon les taux de change et la législation fiscale argentine en vigueur le 30 juin 2002. Le montant définitif de toutes les répercussions fiscales qui découlent de la dévaluation ainsi que des répercussions comptables connexes sera fonction du taux de change du peso argentin et du dollar US aux dates des bilans, des modifications futures à la législation et du bénéfice futur.

Ces modifications ne changent pas fondamentalement la valeur comptable des immobilisations corporelles minières. La dévaluation comporte des aspects positifs et des aspects négatifs. Au premier chef, la société tire profit d'une baisse des coûts d'exploitation exprimés en dollars US. Le régime de stabilité fiscale de la société visant les taux d'imposition, établi en vertu d'ententes avec les gouvernements national et provinciaux, est valide pour la durée de vie de la mine.

L'Argentine continue d'éprouver de graves problèmes économiques. Les activités de Minera Alumbrera pourraient être touchées, dans un avenir prévisible, par cette situation. Toutefois, il est actuellement impossible d'en établir les répercussions, s'il y a lieu.

3. Dividendes

Aucun dividende n'a été versé à l'égard des exercices terminés les 30 juin 2002, 2001 et 2000.

4. Impôts

		2002	2001	2000
		$ US	$ US	$ US
a)	La charge (l'économie) d'impôts sur le bénéfice d'exploitation de l'exercice se compose des éléments suivants :			
	Impôts exigibles			
	Passif d'impôts reportés	**6 844 324**	25 275 847	15 444 708
	Actif d'impôts reportés	**87 848 990**	(34 847 698)	(25 178 518)
	Charge (économie) d'impôts	**94 693 314**	(9 571 851)	(9 733 810)
b)	Charge fiscale présumée au taux de 30 %	**(16 273 789)**	(8 589 126)	(8 975 831)
	Écart entre la charge (économie) d'impôts présumée et la charge (économie) d'impôts réelle présentée à la note 4 a)	**110 967 103**	(982 725)	(757 979)
	Cet égard est imputable à l'incidence fiscale des écarts permanents ci-dessous, laquelle (diminue) augmente la charge d'impôts:			
	Écarts de change sur les éléments monétaires en dollars US	**119 472 884**		
	Écarts de change sur les éléments monétaires en pesos	**(7 140 963)**		
	Amortissement non déductible	**(23 587 647)**		
	Gain de change à la réévaluation en monnaie fonctionnelle	**22 222 829**	(950 080)	(757 979)
	Redressements sur exercices antérieurs		(32 645)	
		110 967 103	(982 725)	(757 979)

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

4. Impôts (suite)

	2002 $ US	2001 $ US	2000 $ US
c) Le montant net des passifs d'impôts reportés représente l'incidence de la compensation des actifs d'impôts reportés et des passifs d'impôts reportés et s'établit comme suit:			
Passifs d'impôts reportés		25 437 404	
Moins actifs d'impôts reportés attribuables aux éléments suivants :			
- pertes fiscales			
- autres écarts temporaires			
		25 437 404	
d) Le montant net des actifs d'impôts reportés représente l'incidence de la compensation des actifs d'impôts reportés et des passifs d'impôts reportés et s'établit comme suit :			
Passifs d'impôts reportés	**(41 425 384)**		
Moins actifs d'impôts reportés attribuables aux éléments suivants :			
- pertes fiscales	**82 670 768**		
- autres écarts temporaires	**28 010 526**		
	69 255 910		

e) L'avantage relatif aux pertes fiscales ne sera réalisé que si:

i) la société dégage, à l'avenir, un bénéfice imposable par l'administration fiscale pertinente dont la nature et le montant lui permettront de réaliser l'avantage lié à la déduction des pertes; ou

ii) la société continue de se conformer aux exigences de la législation fiscale en matière de déductibilité; et

iii) aucune modification à la législation fiscale n'a de répercussions défavorables sur la réalisation, par la société, de l'avantage lié à la déduction des pertes.

5. *Actif à court terme - Encaisse*

	2002 $ US	2001 $ US	2000 $ US
Fonds en banque et encaisse	**16 469 579**	2 442 140	5 225 456
Dépôts à court terme	**30 900 000**	14 600 000	4 400 000
Compte de réserve à l'égard de la dette de premier rang	**50 093 665**	41 377 569	51 588 921
	97 463 244	58 419 709	61 214 377
Le rapprochement des montants ci-dessus avec le montant des liquidités à la fin de l'exercice qui figure dans l'état des flux de trésorerie s'établit comme suit :			
Solde présenté ci-dessus	**97 463 244**	58 419 709	61 214 377
Solde selon l'état des flux de trésorerie	**97 463 244**	58 419 709	61 214 377

Minera Alumbrera tient le compte de réserve à l'égard de la dette de premier rang dans un compte en fidéicommis distinct à l'étranger. La société doit maintenir dans ce compte un solde équivalant à 50 % du total du capital, de l'intérêt et des frais liés à la dette de premier rang qui deviennent exigibles au plus tard à la prochaine date de remboursement de la dette de premier rang si le ratio de couverture du service de la dette est supérieur ou égal à 1,6 : 1. Si le ratio de couverture du service de la dette est inférieur à 1,6 : 1, le solde du compte de réserve à l'égard de la dette de premier rang doit être égal à 100 % du total du capital, de l'intérêt et des frais exigibles au plus tard à la prochaine date de remboursement de la dette de premier rang.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

6. Actif à court terme – Comptes débiteurs

	2002 $ US	2001 $ US
Comptes clients	**73 234 451**	39 131 539
Autres comptes débiteurs	**17 237 225**	39 060 595
	90 471 676	78 192 134

7. Actif à court terme – Stocks

	2002 $ US	2001 $ US
Produits en cours au coût	**4 652 023**	8 367 801
Produits finis au coût	**3 447 796**	2 642 262
Total des produits	**8 099 819**	11 010 063
Fournitures au coût	**17 626 283**	29 046 703
Moins la provision pour désuétude	**(2 889 168)**	(4 273 992)
Total des fournitures	**14 737 115**	24 772 711
	22 836 934	35 782 774
Total de la valeur comptable des stocks		
Partie à court terme	**22 836 934**	35 782 774
Partie à long terme (note 10)	**148 719 625**	127 731 043
	171 556 559	163 513 817

8. Actif à court terme – Autres éléments

	2002 $ US	2001 $ US
Charges payées d'avance	**3 761 171**	2 400 563
	3 761 171	2 400 563

9. Actif à long terme – Comptes débiteurs

	2002 $ US	2001 $ US
Autres comptes débiteurs	**13 895 558**	18 474 622
	13 895 558	18 474 622

10. Actif à long terme – Stocks

	2002 $ US	2001 $ US
Produits en cours au coût	**148 719 625**	127 731 043
	148 719 625	127 731 043

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

11. Actif à long terme – Immobilisations corporelles minières

	2002	2001
	$ US	$ US
Biens miniers (note 11 a))	**91 118 179**	104 745 395
Immobilisations corporelles minières (note 11 b))	**857 741 198**	934 439 419
	948 859 377	1 039 184 814

a) Biens miniers

	2002	2001
Coût	**136 325 908**	136 325 907
Moins l'amortissement cumulé	**(45 207 729)**	(31 580 512)
Valeur comptable nette	**91 118 179**	104 745 395

b) Immobilisations corporelles minières

	2002	2001
Coût	**1 228 670 076**	1 194 356 085
Moins l'amortissement cumulé	**(370 928 878)**	(259 916 666)
Valeur comptable nette	**857 741 198**	934 439 419

Historique	**Biens miniers**	**Immobilisations corporelles minières**	**Total**
2002	$ US	$ US	$ US
Valeur comptable au 30 juin 2001	104 745 395	934 439 419	1 039 184 814
Acquisitions	-	36 917 766	36 917 766
Cessions	-	(754 548)	(754 548)
Amortissement	(13 627 216)	(112 861 439)	(126 488 655)
Valeur comptable au 30 juin 2002	91 118 179	857 741 198	948 859 377
2001			
Valeur comptable au 30 juin 2000	119 798 673	1 018 266 118	1 138 064 791
Acquisitions	709 120	17 419 529	18 128 649
Cessions	(663 264)	(483 922)	(1 147 186)
Amortissement	(15 099 134)	(100 762 306)	(115 861 440)
Valeur comptable au 30 juin 2001	104 745 395	934 439 419	1 039 184 814

12. Passif à court terme – Comptes créditeurs

	2002	2001
	$ US	$ US
Comptes fournisseurs	**25 873 835**	21 209 530
Montants dus à des apparentés (note 26)	**355 055**	4 106 487
Gains de couverture reportés	**3 298 456**	2 225 871
Autres créanciers	**6 534 929**	17 482 816
	36 062 275	45 024 704

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

13. Passif à court terme – Dette portant intérêt

	2002	2001
	$ US	$ US
Emprunts auprès d'institutions financières	**75 304 293**	95 304 293
	75 304 293	95 304 293

L'entente de sûreté commune, intervenue le 26 février 1997 entre MAA Argentine Branch, Mount Isa Pacific Ltd., Musto Exploration (Bermuda) Limited (IMZ), North Finance Ltd., RAL (Barbados) Inc., ABN Ambro Bank N.V., Australia and New Zealand Banking Group Ltd., la Banque Canadienne Impériale de Commerce, Citibank N.A (agent pour les banques prêteuses), Dresdner Bank A.G., Kreditanstalt Fur Wiederaufbau, Export-Import Bank of the United States et Bankers Trust Co. à titre de fiduciaire, porte sur un montant total de 670 000 000 $ US (partie à court terme, en date du bilan : 75 304 293 $ US; partie à long terme, non réglée en date du bilan au 30 juin 2002 : 283 065 018 $ US). Cette entente prévoit des nantissements, des hypothèques et des cessions des droits relatifs, entre autres, à tous les contrats, attributions et permis d'un montant équivalant à la valeur totale de la mine. L'entente de sûreté commune comporte également des clauses de nantissement négatives qui comprennent des restrictions visant les dettes et l'octroi de privilèges.

La dette de premier rang n'est pas assortie de clauses à l'égard du ratio du service de la dette autres que celle qui porte sur le solde à maintenir dans le compte de réserve à l'égard de la dette de premier rang, dont il est question à la note 4. Les prêteurs de la dette de premier rang bénéficient d'une assurance contre les risques politiques.

14. Passif à court terme – Provisions

	2002	2001
	$ US	$ US
Avantages sociaux	**248 879**	661 381
	248 879	661 381
Nombre de salariés		
Nombre de salariés à la fin de l'exercice	**862**	795

15. Passif à long terme – Comptes créditeurs

	2002	2001
	$ US	$ US
Montants dus à des apparentés (note 26)	**77 969 399**	64 114 453
Emprunts auprès d'apparentés (note 26)	**268 464 181**	268 464 181
Autres créanciers	**5 105 911**	4 415 363
	351 539 491	336 993 997

16. Passif à long terme – Passif portant intérêt

	2002	2001
	$ US	$ US
Emprunts auprès d'institutions financières	**283 065 018**	358 369 312
	283 065 018	358 369 312

Les ententes de financement sont résumées à la note 13.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

17. Passif à long terme – Provisions

	2002	2001
	$ US	$ US
Remise en état	**11 354 169**	9 644 476
	11 354 169	9 644 476

18. Capitaux propres d'apport

	Nombre d'actions	2002	2001	2000
		$ US	$ US	$ US
Actions ordinaires IMZ, 1,00 $ US l'action	**92 901 000**	**92 901 000**	92 901 000	92 901 000
Actions ordinaires M.I.M., 1,00 $ US l'action	**92 901 000**	**92 901 000**	92 901 000	92 901 000
Actions privilégiées IMZ, 0,01 $ US l'action	**1 000 000**	**10 000**	10 000	10 000
Actions privilégiées M.I.M., 250,00 $ US l'action	**1 000 000**	**250 000 000**	250 000 000	250 000 000
	187 802 000	**435 812 000**	435 812 000	435 812 000

Les actions ordinaires IMZ et M.I.M. confèrent les droits suivants aux porteurs :
i) voter, à raison de une voix par action, à toutes les assemblées de la société, à l'exception des assemblées où seuls les porteurs d'une catégorie donnée d'actions ont le droit de vote;
ii) recevoir, sous réserve des droits prioritaires des porteurs d'une autre catégorie d'actions, les dividendes déclarés par la société au prorata et sur un pied d'égalité;
iii) recevoir, sous réserve des droits prioritaires des porteurs d'une autre catégorie d'actions, le reliquat des biens de la société en cas de liquidation ou de dissolution de la société, volontaire ou involontaire, au prorata et sur un pied d'égalité;
iv) nommer et élire, de façon exclusive, deux (2) administrateurs de la société au moyen d'un instrument ou pendant une assemblée des actionnaires.

De plus, les porteurs des actions ordinaires M.I.M. ont le droit de désigner le président du conseil d'administration de la société.

Les société affiliées sont répertoriées à la note 26.

Les porteurs des actions privilégiées IMZ et M.I.M. n'ont pas droit de vote aux assemblées générales, sauf exigence contraire de la loi. Les porteurs ont le droit de recevoir à chaque exercice des dividendes privilégiés cumulatifs en espèces d'un montant de 12,50 $ US par action privilégiée, et ce, avant le versement des dividendes sur les actions ordinaires.

La société peut, en tout temps, racheter les actions privilégiées au prorata et sur un pied d'égalité à un prix de 250 $ US majoré de tous les dividendes courus et non versés, qu'ils aient été déclarés ou non, à la date de rachat. La société peut racheter pour annulation des actions privilégiées au moyen d'un contrat privé, d'une offre ou de toute autre façon à un prix ou à des prix acceptés par les administrateurs, sous réserve que les actions M.I.M. et IMZ soient achetées au prorata et sur un pied d'égalité à raison de une action pour une action. En cas de liquidation ou de dissolution de la société, les porteurs d'actions privilégiées ont le droit de recevoir, au prorata et sur un pied d'égalité, un montant égal au prix de rachat avant qu'un remboursement du capital ou qu'une distribution ne soit effectuée aux porteurs d'actions ordinaires.

19. Bénéfices non répartis

	2002	2001	2000
	$ US	$ US	$ US
Bénéfices non répartis au début de l'exercice	**52 938 092**	33 879 526	13 693 900
Bénéfice net attribuable aux actionnaires de Minera Alumbrera Limited	**148 939 278**	19 058 566	20 185 626
Bénéfices non répartis à la fin de l'exercice	**201 877 370**	52 938 092	3 879 526

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

20. Capitaux propres

	2002	2001	2000
	$ US	$ US	$ US
Total des capitaux propres au début de l'exercice	**488 750 092**	469 691 526	449 505 900
Total des variations des capitaux propres constatées dans l'état des résultats	**148 939 278**	19 058 566	20 185 626
Total des capitaux propres à la fin de l'exercice	**637 689 370**	488 750 092	469 691 526

21. Passifs éventuels

Dans le cours normal de ses activités, Minera Alumbrera Limited prend des engagements, donne des cautionnements d'exécution et fait l'objet de réclamations qui entraînent des passifs éventuels. Il n'est pas raisonnablement possible d'isoler ou d'établir le montant de ces passifs.

La société a accordé deux cautionnements au juge responsable des affaires minières du Catamarca et un cautionnement à la Direccion de Mineria. Ces cautionnements sont d'un montant non spécifié. Les cautionnements ont trait à l'octroi à Minera Alumbrera de l'infrastructure minière et de servitudes d'eau au Catamarca et d'une partie de la servitude de pipeline au Tucuman. Selon ceux-ci, Minera Alumbrera devra compenser les propriétaires des terrains qui sont touchés par l'infrastructure minière et les servitudes d'eau et de pipeline de concentré lorsque ces propriétaires auront été identifiés et que la validité du titre de propriété sera démontrée.

22. Instruments financiers

La gestion du risque financier, qui découle des activités normales exercées par Minera Alumbrera, constitue un élément essentiel de la stratégie de gestion d'ensemble de Minera Alumbrera.

Grâce à des stratégies prudentes de gestion des risques, Minera Alumbrera vise à réduire l'incidence de la volatilité des marchés internationaux des marchandises et des capitaux sur lesquels elle exerce ses activités. L'objectif de la gestion du risque financier est d'atteindre un équilibre entre l'établissement de la certitude des flux de trésorerie futurs et la participation aux fluctuations favorables du marché. La gestion du risque financier est exécutée dans les limites d'un cadre complet de politiques, de mécanismes et de contrôles à l'égard des risques de taux d'intérêt, de change, de crédit et de liquidité et des risques liés au prix des marchandises.

Du fait de la gestion du risque financier, Minera Alumbrera est partie à des instruments financiers dérivés. Ces instruments financiers sont utilisés dans le cours normal des activités afin de couvrir l'exposition aux fluctuations des taux d'intérêt, des taux de change et des prix des marchandises. Minera Alumbrera n'effectue pas de négociation aux fins de spéculation.

a) Risque de taux d'intérêt

Les emprunts de Minera Alumbrera portent intérêt à des taux fixes ou variables. Les expositions principales sont à l'égard des taux d'intérêt américains, et la majorité des opérations de couverture en vigueur se rapportent à la dette libellée en dollars US.

Les activités de couverture sont effectuées en vue de réduire l'incidence défavorable des fluctuation des taux d'intérêt sur le bénéfice et les flux de trésorerie nets de Minera Alumbrera. Lorsque la société utilise des instruments financiers dérivés pour couvrir le risque de taux d'intérêt, elle vise à apparier l'échéance de ces instruments avec l'échéance de la dette sous-jacente.

Minera Alumbrera a eu recours à des swaps, dans les limites autorisées par le conseil, pour couvrir son exposition aux taux d'intérêt. Les swaps ont une échéance qui s'étend principalement jusqu'à deux ans (jusqu'à trois ans en 2001) et sont assortis de six règlements mensuels du montant net d'intérêt à recevoir ou à payer.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

22. Instruments financiers (suite)

a) Risque de taux d'intérêt (suite)

Le tableau ci-après présente l'exposition de Minera Alumbrera au risque de taux d'intérêt ainsi que le taux d'intérêt réel moyen pondéré des actifs et des passifs financiers.

2002	Taux variable (M$ US)	Taux fixe – date d'échéance: À moins de un an (M$ US)	De un à cinq ans (M$ US)	À plus de cinq ans (M$ US)	Ne portant pas intérêt (M$ US)	Total (M$ US)
Actifs financiers						
Encaisse – $ US	97,5					97,5
Comptes débiteurs						
Tiers					104,4	104,4
Total des actifs financiers	97,5				104,4	201,9
Taux d'intérêt moyen pondéré	1,8 %					
Passifs financiers						
Non garantis						
Emprunts auprès d'apparentés – $ US	(268,5)					(268,5)
Garantis						
Dette de projet – $ US	(280,4)	(13,0)	(64,9)			(358,3)
Comptes créditeurs						
Liés à des contrats de couverture					(3,3)	(3,3)
Tiers					(37,5)	(37,5)
Apparentés					(78,3)	(78,3)
Total des passifs financiers	(548,9)	(13,0)	(64,9)		(119,1)	(745,9)
Swap de taux d'intérêt (montant nominal de référence)	150,0	(100,0)	(50,0)			
Situation nette à l'égard des taux d'intérêt	(301,4)	(113,0)	(114,9)		(14,7)	(544,0)
Taux d'intérêt moyen pondéré	3,6 %	6,7 %	6,8 %			

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

22. Instruments financiers (suite)

2001	Taux variable (M$ US)	Taux fixe – date d'échéance: À moins de un an (M$ US)	De un à cinq ans (M$ US)	À plus de cinq ans (M$ US)	Ne portant pas intérêt (M$ US)	Total (M$ US)
Actifs financiers						
Encaisse – $ US	58,4					58,4
Comptes débiteurs						
Tiers					96,7	96,7
Total des actifs financiers	58,4				96,7	155,1
Taux d'intérêt moyen pondéré	3,6 %					
Passifs financiers						
Non garantis						
Emprunts auprès d'apparentés – $ US	(268,5)					(268,5)
Garantis						
Dette de projet – $ US	(362,7)	(13,0)	(52,0)	(26,0)		(453,7)
Comptes créditeurs						
Liés à des contrats de couverture					(2,2)	(2,2)
Tiers					(111,3)	(111,3)
Total des passifs financiers	(631,2)	(13,0)	(52,0)	(26,0)	(113,5)	(835,7)
Swap de taux d'intérêt (montant nominal de référence)	190,0	(40,0)	(150,0)			
Situation nette à l'égard des taux d'intérêt	(382,8)	(53,0)	(202,0)	(26,0)	(16,8)	(680,6)
Taux d'intérêt moyen pondéré	6,5 %	6,9 %	6,5 %	7,8 %		

b) Risque de change

Minera Alumbrera est exposée au risque de change à l'égard de ses comptes débiteurs et de ses comptes créditeurs non couverts. Le tableau suivant présente l'équivalent en dollars US (calculé d'après les taux de change de fin d'exercice) des comptes débiteurs et des comptes créditeurs libellés en devises.

À court terme	2002 (M$ US)	2001 (M$ US)
Comptes débiteurs libellés en pesos argentins	**19,5**	44,5
Comptes créditeurs libellés en pesos argentins	**10,6**	6,5

Les comptes débiteurs libellés en pesos argentins au 30 juin 2002 sont composés essentiellement d'un montant de 14,5 M$ pour l'Impuesto Al Valor Agregado (IVA) et de prêts de 2,1 M $ US consentis à des organismes gouvernementaux provinciaux et liés à la mise en valeur des infrastructures qui était initialement financée uniquement par Minera Alumbrera. En ce qui a trait aux remboursements de l'IVA, la société doit composer avec des retards, particulièrement depuis la dévaluation de la monnaie au début de 2002. La société négocie actuellement le recouvrement des prêts pour les infrastructures. Aucune provision n'a été constituée advenant le non-recouvrement de ces soldes.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

22. Instruments financiers (suite)

c) Risque lié au prix des marchandises

Minera Alumbrera conclut des contrats à terme et achète ou vend des options en vue de couvrir le prix des marchandises à l'égard d'une partie des ventes futures sous contrat et des ventes futures prévues, et ce, afin de réduire l'incidence de la volatilité du prix des marchandises sur les produits devant être tirés de la vente. L'objectif visé est l'atteinte d'un équilibre entre l'établissement de la certitude des flux de trésorerie futurs et la participation aux fluctuations favorables du marché. Les ventes futures sont prévues en tenant compte de la conjoncture actuelle des marchés des marchandises, des engagements de clients et de la production et des ventes prévues de la mine.

Le tableau ci-dessous présente le prix moyen et les quantités, selon les échéances, qui figurent dans les contrats sur métaux précieux en vigueur à la date du bilan.

Les marchandises couvertes par Minera Alumbrera sont habituellement vendues directement aux clients selon le prix moyen. En conséquence, il est parfois nécessaire de se procurer les marchandises selon le prix moyen en fonction d'un instrument financier lorsqu'une opération de couverture pour le prix des marchandises est entamée.

Au 30 juin 2002, la société avait pris les positions de couverture suivantes à l'égard des risques liés aux marchandises :

2002	Ventes d'or à terme – $ US	
Échéance	Nombre d'onces	$ US par once
2002-2003	145 000	350
2003-2004	100 000	354
2004-2005	50 000	354

À des fins de comparaison, au 30 juin 2001, la société avait pris les positions de couverture sur or ci-après :

2001	Ventes d'or à terme – $ US	
Échéance	Nombre d'onces	$ US par once
2001-2002	217 967	339
2002-2003	145 000	350
2003-2004	100 000	354
2004-2005	50 000	354

d) Risque de crédit

Minera Alumbrera est exposée au risque de crédit, qui consiste en la possibilité que les contreparties n'exécutent pas leurs obligations.

i) Actifs et passifs financiers

Le risque de crédit auquel la société est exposée à l'égard des actifs financiers constatés dans le bilan correspond à la valeur comptable, déduction faite des provisions pour créances douteuses.

La société réduit au minimum le risque de crédit associé aux débiteurs en imposant à ceux-ci des exigences minimales de crédit. De plus, elle réduit ce risque en effectuant des opérations avec un grand nombre de contreparties situées dans divers pays. La société réduit au minimum le risque de crédit associé aux intermédiaires financiers en ne faisant affaires qu'avec des intermédiaires qui ont une cote de solvabilité acceptable attribuée par une agence d'évaluation du crédit reconnue.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

22. Instruments financiers (suite)

d) Risque de crédit (suite)

Le niveau d'exposition de Minera Alumbrera à un pays étranger, à un client ou à un intermédiaire financier, chacun pris individuellement, n'est pas important.

ii) Instruments financiers dérivés

Le risque de crédit associé aux contrats d'instruments dérivés est réduit au minimum, car les contreparties sont des intermédiaires financiers reconnus qui ont une cote de solvabilité acceptable attribuée par une agence d'évaluation du crédit reconnue.

Le niveau maximal d'exposition au risque de crédit lié aux swaps de taux d'intérêt correspond à la valeur actualisée des flux de trésorerie futurs prévus à recevoir de contreparties à l'égard des contrats dont la valeur est positive. À la date du bilan, le niveau d'exposition constituait une perte de 3,6 M$ (une perte de 0,4 M$ en 2001).

Le niveau maximal d'exposition au risque de crédit lié aux contrats sur marchandises correspond aux écarts favorables à Minera Alumbrera entre les prix du marché actuels à la date du bilan et les prix stipulés aux contrats. À la date du bilan, le niveau d'exposition s'élevait à 8,9 M$ (35,3 M$ en 2001).

e) Juste valeur nette des actifs et des passifs financiers

i) Mode d'évaluation des actifs et des passifs financiers

La juste valeur nette des espèces et quasi-espèces ainsi que celle des actifs et passifs financiers monétaires ne portant pas intérêt correspond approximativement à leur valeur comptable.

La juste valeur nette des autres actifs et passifs financiers monétaires est fondée sur les cours du marché, lorsqu'il existe un marché pour ces éléments, ou sur la valeur actualisée des flux de trésorerie futurs prévus établie par l'application des taux d'intérêt actuellement en vigueur pour des actifs et des passifs qui ont des profils de risque similaires. Le tableau ci-dessous présente la juste valeur et la valeur comptable des instruments à taux fixe à la date du bilan. La juste valeur nette de tous les autres actifs et passifs financiers à court terme et à long terme ne diffère pas de façon importante de la valeur comptable à la date du bilan.

	Valeur comptable	Juste valeur nette	Valeur comptable	Juste valeur nette
	2002 (M$ US)		2001 (M$ US)	
Dette de projet à taux fixe libellée en dollars US	44,1	47,1	46,1	47,5

Aucune catégorie d'actifs et de passifs financiers n'est négociée sur des marchés organisés selon des modalités normalisées.

ii) Mode d'évaluation des instruments financiers dérivés

La juste valeur nette des swaps de taux d'intérêt correspond à la valeur actualisée des flux de trésorerie futurs prévus à la date du bilan.

La juste valeur nette des contrats de change à terme et des options correspond au gain ou à la perte non matérialisé constaté à la date du bilan. Le gain ou la perte est calculé d'après les cours du marché actuels pour des contrats comportant des échéances similaires.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

22. Instruments financiers (suite)

e) Juste valeur nette des actifs et des passifs financiers (suite)

La juste valeur nette des contrats sur marchandises correspond au gain ou à la perte non matérialisé constaté à la date du bilan. Le gain ou la perte est calculé d'après les cours du marché actuels pour des contrats comportant des échéances similaires.

Instruments financiers constatés et instruments financiers non constatés

À la date du bilan, la juste valeur nette des instruments financiers s'établit comme suit :

Swaps de taux d'intérêt		**Constatés**	**Non constatés**	**Constatés**	**Non constatés**
		2002		**2001**	
		($ US)		**($ US)**	
Gains de couverture reportés	À court terme				
	À long terme				
(Pertes) de couverture reportées	À court terme		**(1 032 297)**		(281 333)
	À long terme		**(2 593 510)**		(180 640)
Gains (pertes) de couverture reportés	À court terme		**(1 032 297)**		(281 333)
	À long terme		**(2 593 510)**		(180 640)
Total			**(3 625 807)**		(461 973)

Contrats sur marchandises		**Constatés**	**Non constatés**	**Constatés**	**Non constatés**
		2002		**2001**	
		($ US)		**($ US)**	
Gains de couverture reportés	À court terme		**4 032 273**		16 473 781
	À long terme		3 642 400		18 930 186
(Pertes) de couverture reportées	À court terme				
	À long terme				
Gains (pertes) de couverture reportés	À court terme		**4 032 273**		16 473 781
	À long terme		**3 642 400**		18 930 186
Total			**7 674 673**		35 403 967

23. Engagements

	2002	**2001**	**2000**
	$ US	**$ US**	**$ US**
Engagements en vertu de contrats, dépenses en immobilisations			
Exigibles à moins de un an	**9 068 346**	3 779 068	11 498 808
	9 068 346	3 779 068	11 498 808

24. Rémunération des vérificateurs

	2002	**2001**	**2000**
	$ US	**$ US**	**$ US**
Vérification des états financiers	**35 343**	100 000	101 589
Autres services	**32 257**	190 081	-
	67 600	290 081	101 589

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

25. Rémunération des administrateurs	**2002**	**2001**	**2000**
	$ US	**$ US**	**$ US**
a) Total des montants versés ou à verser aux administrateurs par la société et ses apparentés au titre de la gestion des affaires de la société	0	0	0

b) Nombre d'administrateurs dont la rémunération est comprise dans les fourchettes suivantes :

$ US	2002	2001	2000
0 – 9 999	7	10	9

c) Les personnes suivantes ont occupé un poste d'administrateur au cours de l'exercice :

V. P. Gauci (a remis sa démission le 10 septembre 2001), R. Miller (depuis le 11 septembre 2001), M.G. Menzies, M.S. Parrett (a remis sa démission le 30 novembre 2001), I. Ashby (depuis le 30 novembre 2001), J.K. Mclean (a remis sa démission le 3juillet 2001) et J. Rickus (depuis le 3 juillet 2001).

Remplaçants :
J. Rickus (remplaçant de J.K. Mclean jusqu'au 3 juillet 2001), G. D. Mascall (remplaçant de M. S. Parrett jusqu'au 23 août 2001), I. Ashby (remplaçant de M. S. Parrett du 23 août 2001 au 30 novembre 2001),
D. M. O'Toole (remplaçant de R. Miller depuis le 26 septembre 2001 et remplaçant de M. G. Menzies pour tout l'exercice) et C. Ulloa (remplaçant de I. Ashby depuis le 21 février 2002).

26. Apparentés	**2002**	**2001**
	$ US	**$ US**

a) Prêts

Aucun prêt n'a été accordé aux administrateurs de Minera Alumbrera ou n'était en cours pendant l'exercice.

Aucun prêt n'a été accordé aux dirigeants de Minera Alumbrera ou n'était en cours.

b) Emprunts auprès d'apparentés

	2002	2001
Partie à court terme (note 12)		
Montants dus aux apparentées	**355 055**	4 106 487
Partie à long terme (note 15)		
Montants dus aux apparentées	**77 969 399**	64 114 453
Emprunts auprès d'apparentées	**268 464 181**	268 464 181
	346 788 635	336 685 121

Les montants dus à des apparentés sont composés d'avances des actionnaires. Le capital et les intérêts impayés portent intérêt au TIOL majoré de 2%. En cas de non-remboursement des montants exigibles par la société, le versement est réputé être un apport de capital à la société, et les actionnaires reçoivent des actions ordinaires d'une valeur équivalente au montant impayé. Le remboursement des avances n'est pas garanti. Il est subordonné à toutes les obligations liées à la dette de premier rang.

Au cours de l'exercice, Minera Alumbrera Limited (MMA) a reçu 55 018 $US (543 711 $ UA en 2001, néant en 2000) d'apparentés et a effectué des paiements de 2806 211 $US (1 110 922 $ US en 2001, 1 093 729 $ US en 2000) à des apparentés pour des services administratifs et techniques rendus.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

26. Apparentés (suite)

c) Opérations entre apparentés

Au cours de l'exercice, MAA a comptabilisé des intérêts de 14 638 274 $ US (21 737 746 $ US en 2001, 26 921 316 $US en 2000 à verser à des apparentés aux termes de la convention des actionnaires qui unit MAA, MIM Holdings Limited, Rio Tinto et BHP Billiton.

Au cours de l'exercice, MAA n'a acheté aucune marchandise auprès d'apparentés selon des conditions commerciales normales (néant en 2001, 423 960 $US en 2000).

Jusqu'en avril 2002, MIM et IMZ fournissaient une garantie à l'égard de l'IVA et des garanties à l'égard de certaines infrastructures associées au projet Minera Alumbrera totalisant 38,6 M$ US (90,8 M$ US en 2001).

MIM et IMZ ont versé une indemnité de 1,0 M$ US (15,0 M$ US en 2001) à la banque qui a fourni une lettre de crédit au nom d'une entité contrôlée afin de couvrir les insuffisances de trésorerie des comptes de réserve à l'égard de projets à certaines dates.

MIM et IMZ se sont engagées à apporter un appui financier continu à certaines entités contrôlées détenues en propriété exclusive pour qu'elles puissent s'acquitter de leurs dettes au moment où elles arriveront à échéance.

d) Entités détentrices du contrôle de la société

Minera Alumbrera (MAA) est détenue par Mount ISA Pacific Pty Ltd. dans une proportion de 50 % et par Musto Explorations (Bermuda) Limited (Musto) dans une proportion de 50 %. MIM Holdings Limited (MIM) est la société mère ultime de Mount ISA Pacific Pty Ltd., et Musto est détenue par Rio Tinto Plc dans une proportion de 50 % et par BHP-Billiton plc dans une proportion de 50 %. MIM est considérée être la société de portefeuille ultime et elle consolide les résultats de MAA dans ses comptes.

27. Avantages sociaux

	2002	2001
	$ US	$ US
a) Total des avantages sociaux		
À court terme	**248 879**	661 381
	248 879	661 381

b) Rentes de retraite

La société effectue des cotisations, pour le compte des salariés, à des caisses de retraite de l'État et à des caisses de retraite privées, lesquelles sont responsables de la totalité des rentes de retraite. En conséquence, à l'exception des cotisations non versées, la société n'a aucun passif au titre des rentes de retraite.

28. Informations sectorielles

Secteurs géographiques
Tous les actifs corporels de Minera Alumbrera sont situés à la mine, en Argentine. Les secteurs géographiques sont établis en fonction des ventes effectuées par secteur.

Secteurs d'exploitation
Minera Alumbrera exerce ses activités dans un seul secteur d'exploitation, à savoir la production et la vente de concentré d'or et de cuivre.

Conventions comptables sectorielles
Les produits, les charges, les actifs et les passifs sectoriels sont composés des produits, charges, actifs et passifs directement rattachés à un secteur et de la juste part de ceux-ci qui peut être raisonnablement attribuée au secteur. Les actifs sectoriels comprennent tous les actifs utilisés par un secteur. Ils sont principalement composés de l'encaisse d'exploitation, des comptes débiteurs, des stocks, des immobilisations corporelles et des écarts d'acquisition, déduction faite des provisions connexes. Les impôts sur les bénéfices ne font pas partie des actifs et des passifs sectoriels.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

28. Informations sectorielles (suite)
2002 – Principales informations – Secteurs géographiques (M$ US)

	Japon	Asie	Europe	Amérique du Sud (sauf Argentine)	Amérique du Nord	Argentine	Montants non sectoriels	Total
Ventes à des tiers	106,2	109,4	267,3	16,8	18,5			518,2
Autres produits						1,4		1,4
Total des produits	106,2	109,4	267,3	16,8	18,5	1,4		519,6
Actifs sectoriels						1 326,0	69,3	1 395,3
Passifs sectoriels						757,6		757,6
Acquisitions d'immobilisations corporelles, d'actifs incorporels et d'autres actifs à long terme						36,9		36,9
Amortissement						126,5		126,5

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

28. Informations sectorielles (suite)

2001 – Principales informations – Secteurs géographiques (M$ US)

	Japon	Asie	Europe	Amérique du Sud (sauf Argentine)	Amérique du Nord	Argentine	Montants non sectoriels	Total
Ventes à des tiers	135,9	85,4	155,1	7,2	63,4			447,0
Autres produits						4,0		4,0
Total des produits	135,9	85,4	155,1	7,2	63,4	4,0		451,0
Actifs sectoriels						1 360,1		1 360,1
Passifs sectoriels						846,0	25,4	871,4
Acquisitions d'immobilisations corporelles, d'actifs incorporels et d'autres actifs à long terme						18,1		18,1
Amortissement						115,9		115,9

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

28. Informations sectorielles (suite)
2000 – Principales informations – Secteurs géographiques (M$ US)

	Japon	Asie	Europe	Amérique du Sud (sauf Argentine)	Amérique du Nord	Argentine	Montants non sectoriels	Total
Ventes à des tiers	91,5	95,2	184,8	32,4	64,6			468,5
Autres produits						4,2		4,2
Total des produits	91,5	95,2	184,8	32,4	64,6	4,2		472,7
Actifs sectoriels						1 413,8	34,8	1 448,6
Passifs sectoriels						928,2	50,7	978,9
Acquisitions d'immobilisations corporelles, d'actifs incorporels et d'autres actifs à long terme						23,1		23,1
Amortissement						98,6		98,6

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

29. Rapprochement du bénéfice des activités ordinaires et des flux de trésorerie liés aux activités d'exploitation	**2002**	**2001**	**2000**
	$ US	**$ US**	**$ US**
Bénéfice après impôts des activités ordinaires	**148 939 278**	19 058 566	20 185 626
Amortissement	**126 488 656**	115 861 440	98 599 106
Perte à la cession d'immobilisations corporelles	**683 844**	21 348	160 043
(Gains) pertes de change non matérialisées	**34 908 508**	(634 324)	(118 424)
Variation des actifs et des passifs			
(Augmentation) diminution des comptes clients	**(34 102 912)**	(4 482 281)	5 045 530
(Augmentation) diminution des autres comptes débiteurs	**(11 366 051)**	(108 152)	25 974 227
(Augmentation) diminution des stocks de fournitures	**5 758 714**	2 503 257	3 827 938
(Augmentation) diminution des stocks	**(18 078 338)**	(65 213 403)	(25 230 047)
(Augmentation) diminution des charges payées d'avance	**(1 360 608)**	(1 701 231)	2 558 924
Augmentation (diminution) des impôts sur les bénéfices reportés	**(94 693 314)**	9 571 851	25 178 518
Augmentation (diminution) des comptes fournisseurs	**2 991 726**	(11 067 521)	(10 644 001)
Augmentation (diminution) des autres comptes créditeurs	**(8 719 067)**	3 378 452	(28 155 374)
Augmentation (diminution) des montants dus à des apparentés	**10 103 514**	20 354 398	27 718 011
Augmentation (diminution) des gains de couverture reportés	**1 072 585**	(678 805)	(15 444 708)
Augmentation (diminution) de la provision au titre de la remise en état	**1 709 693**	2 805 501	2 771 493
Augmentation (diminution) de la provision au titre des avantages sociaux	**228 328**	(321 444)	(259 189)
Flux nets de trésorerie liés aux activités d'exploitation	**164 564 556**	89 347 652	132 167 673

30. Rapprochement avec les PCGR des États-Unis

Minera Alumbrera Limited prépare ses états financiers consolidés selon les principes comptables généralement reconnus de l'Australie (« PCGR de l'Australie »), lesquels diffèrent à certains égards importants de ceux des États-Unis (« PCGR des États-Unis »). Ces différences et l'incidence des ajustements nécessaires à la présentation du bénéfice net consolidé de Minera Alumbrera Limited attribuable aux actionnaires ordinaires, aux capitaux propres et aux flux de trésorerie, selon les PCGR des États-Unis au 30 juin 2002 et 2001 et pour les exercices terminés les 30 juin 2002, 2001 et 2000, sont présentées ci-dessous.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

i) Bénéfice net attribuable aux actionnaires

	Exercices terminés les 30 juin		
	2002	2001	2000
	$ US	$ US	$ US
Bénéfice net selon les PCGR de l'Australie	**148 939 278**	19 058 566	20 185 626
Ajustements requis selon les PCGR des États-Unis			
Frais de démarrage	**10 174 063**	8 077 323	9 868 017
Constatation des produits, incidence sur les produits	**(24 152 291)**	(137 820)	12 439 628
Constatation des produits, incidence sur le coût des produits vendus	**10 359 796**	(55 500)	(9 647 343)
Opérations à livrer, incidence sur les produits	**5 752 227**	(2 030 716)	(3 721 511)
Opérations à livrer, incidence sur le coût des produits vendus	**(4 250 600)**	1 837 280	2 413 320
Attribution des coûts indirects aux stocks	**(1 428 493)**	(4 782 309)	(3 730 129)
Frais d'émission de titres de créance	**571 476**	6 322 180	(5 027 466)
Méthode de l'intérêt réel	**154 237**	(571 925)	(432 023)
Capitalisation des intérêts	**3 182 527**	2 427 978	1 994 156
Provision en vue de ramener les stocks à la valeur de réalisation nette	**-**	(8 646 793)	8 646 793
Évaluation à la valeur du marché des instruments dérivés	**(22 205 758)**	25 780 855	-
Changement de méthode d'épuisement	**1 538 545**	1 127 550	1 063 799
Impôts sur les bénéfices reportés	**6 091 281**	(8 804 431)	(4 160 172)
Total des ajustements du bénéfice net requis selon les PCGR des États-Unis	**(14 212 990)**	20 543 672	9 707 069
Bénéfice net (perte) selon les PCGR des États-Unis avant l'incidence cumulative du changement de principe comptable et les dividendes à payer sur les actions privilégiées	**134 726 288**	39 602 238	29 892 695
Incidence cumulative du changement de méthode d'épuisement, déduction faite des impôts	**-**	-	(10 831 342)
Bénéfice net (perte) selon les PCGR des États-Unis avant les dividendes à payer sur les actions privilégiées	**134 726 288**	39 602 238	19 061 353
Dividendes à payer sur les actions privilégiées	**(25 000 000)**	(25 000 000)	(25 000 000)
Bénéfice net (perte) attribuable aux actionnaires ordinaires	**109 726 288**	14 602 238	(5 938 647)

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

ii) Capitaux propres

	Aux 30 juin	
	2002	**2001**
	$ US	**$ US**
Capitaux propres selon les PCGR de l'Australie	**637 689 370**	488 750 092
Ajustements requis selon les PCGR des États-Unis		
Frais de démarrage	**(80 183 257)**	(90 357 320)
Constatation des produits	**(19 331 138)**	(5 538 643)
Opérations à livrer	**-**	(1 501 627)
Attribution des coûts indirects aux stocks	**(14 212 356)**	(12 783 863)
Frais d'émission de titres de créance	**(9 149 365)**	(9 720 841)
Méthode de l'intérêt réel	**(5 280 497)**	(5 434 734)
Capitalisation des intérêts	**(22 711 469)**	(25 893 996)
Évaluation à la valeur du marché des instruments dérivés	**8 577 152**	38 261 045
Changement de méthode d'épuisement	**(11 743 451)**	(13 281 996)
Impôts sur les bénéfices reportés	**46 210 315**	37 875 593
Actions privilégiées, y compris le cumul des dividendes non versés	**(438 120 000)**	(413 120 000)
Total des ajustements des capitaux propres requis selon les PCGR des États-Unis	**(545 944 066)**	(501 496 382)
Capitaux propres selon les PCGR des États-Unis	**91 745 304**	(12 746 290)

iii) Variations des capitaux propres établis selon les PCGR des États-Unis

	Exercices terminés les 30 juin		
	2002	**2001**	**2000**
	$ US	**$ US**	**$ US**
Capitaux propres au début de l'exercice	**(12 746 290)**	(36 084 661)	(30 146 014)
Bénéfice net attribuable aux actionnaires ordinaires	**109 726 288**	14 602 238	(5 938 647)
Autres éléments du résultat global :			
Actif transitoire en vertu du SFAS 133, déduction faite des impôts	**-**	22 089 136	-
Variation de l'actif transitoire au cours de l'exercice, déduction faite des impôts	**(5 234 694)**	(13 353 003)	-
Résultat global	**104 491 594**	23 338 371	(5 938 647)
Capitaux propres à la fin de l'exercice	**91 745 304**	(12 746 290)	(36 084 661)

Frais de démarrage

La société a capitalisé, au titre des immobilisations minières, les charges d'exploitation engagées avant le début des activités.

Selon les PCGR des États-Unis, il n'est pas permis de capitaliser les charges d'exploitation engagées avant le début des activités ou les frais de démarrage. Les rapprochements comprennent les ajustements effectués afin de contrepasser l'actif constaté selon les PCGR de l'Australie et l'amortissement constaté à chaque période.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

Constatation des produits

La société constate les produits provenant de la vente selon les conditions contractuelles, habituellement au moment où les marchandises sont transbordées, lorsque les risques et les avantages inhérents à la propriété sont transférés.

Selon les PCGR des États-Unis et le SAB 101 intitulé « Revenue Recognition in Financial Statements », les produits peuvent être constatés seulement lorsque le droit de propriété ainsi que les risques et les avantages inhérents à la propriété ont été transférés. Dans le cas de certaines ventes effectuées par la société, les droits sont transférés seulement lorsque certains documents ont été remis au client et que le paiement a été reçu. En conséquence, les rapprochements comprennent les ajustements nécessaires pour contrepasser a) les produits constatés selon les PCGR de l'Australie en ce qui a trait aux droits qui n'ont pas été transférés à la clôture de la période; b) les comptes clients correspondants; c) la reconstitution des stocks; et d) la contrepassation du coût des produits vendus.

De plus, les produits tirés de activités ordinaires comprennent des produits hors exploitation de 1,4 M$ US, de 4,0 M$ US et de 4,2 M$ US pour les exercices terminés les 30 juin 2002, 2001 et 2000, respectivement, qui, aux termes des PCGR des États-Unis, auraient été constatés non pas comme produits, mais comme autres éléments du bénéfice.

Opérations à livrer

La société a constaté des produits au titre de la vente de concentrés conservés en entreposage conformément aux modalités contractuelles. Selon les contrats, le titre et les risques et avantages inhérents à la propriété sont transférés au moment du paiement et à la signature d'un certificat d'entreposage attestant que les concentrés de cuivre sont détenus dans l'entrepôt portuaire à la disposition irrévocable de l'acheteur, le paiement et la signature étant survenus avant la fin de l'exercice. Les concentrés ont été livrés après la fin de l'exercice.

Pour que les produits soient constatés si la livraison physique n'a pas eu lieu selon les PCGR des États-Unis, les critères suivants doivent être remplis :

1. Les risques découlant de la propriété doivent avoir été transférés à l'acheteur;

2. Le client doit avoir conclu en engagement ferme d'achat des biens, de préférence par écrit;

3. L'acheteur, et non le vendeur, doit demander que l'opération soit une opération à livrer. L'opération à livrer doit répondre à un but commercial important de l'acheteur;

4. La livraison des biens doit respecter un calendrier établi. La date de livraison doit être raisonnable et conforme au but commercial de l'acheteur (p. ex. périodes d'entreposage usuelles dans le secteur);

5. Le vendeur ne doit pas avoir conservé d'obligations d'exécution précises de sorte que la constatation du bénéfice ne puisse pas être complétée;

6. Les biens commandés doivent avoir été séparés des stocks du vendeur et ne peuvent pas servir à exécuter une autre commande;

7. Le bien doit être complet et prêt à être expédié.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

Les opérations ne satisfont pas tous ces critères. Par conséquent, les rapprochements comprennent les ajustements nécessaires pour contrepasser a) les produits constatés selon les PCGR de l'Australie; b) les comptes clients correspondants; c) la reconstitution des stocks; et d) la contrepassation du coût des produits vendus.

Attribution des coûts indirects aux stocks

La société utilise à méthode du coût complet, dont l'attribution des coûts indirects variables et fixes, pour évaluer les stocks.

Selon les PCGR des États-Unis, le coût des stocks se définit sommairement comme le coût d'acquisition et de production conjugué à la somme des charges engagées de manière directe ou indirecte en vue de rendre un article dans son état actuel ou à son emplacement actuel.

Les rapprochements comprennent les ajustements effectués afin de contrepasser certains coûts indirects inscrits dans les stocks à long terme qui ne répondent pas à cette définition.

Frais d'émission de titres de créance

La société capitalise, au titre des frais d'émission de titres de créance, les primes d'assurance risque politique sur les emprunts ainsi que certains frais juridiques engagés pour modifier l'entente de garantie d'emprunts.

La capitalisation de ces frais n'est pas permise aux termes des PCGR des États-Unis.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser les montants capitalisés et l'amortissement connexe.

Méthode de l'intérêt réel

La société amortit les frais d'émission de titres de créance selon la méthode linéaire sur la durée des emprunts connexes.

Selon les PCGR des États-Unis, les frais d'émission de titres de créance sont amortis sur la durée de la dette selon la méthode de l'intérêt réel.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser la comptabilisation selon les PCGR de l'Australie et pour inscrire l'amortissement selon la méthode de l'intérêt réel.

Capitalisation des intérêts

La société a capitalisé les intérêts débiteurs au titre des immobilisations corporelles minières jusqu'au moment où l'usine a atteint une capacité de 80 % (en février 1998), soit la date réputée du début des activités.

Selon les PCGR des États-Unis, les intérêts débiteurs peuvent être capitalisés jusqu'à la date où les immobilisations admissibles sont prêtes à l'utilisation prévue. La mise en service du projet et le traitement du minerai de la mine ont commencé en août 1997.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser les intérêts débiteurs capitalisés entre août 1997 et février 1998 et l'amortissement connexe.

30. Rapprochement avec les PCGR des États-Unis (suite)

Provision en vue de ramener la valeur des stocks à la valeur de réalisation nette

Au cours de l'exercice 2000, la société a établi une provision afin de ramener la valeur comptable des stocks à long terme à la valeur de réalisation nette. La provision a été reprise au cours de l'exercice 2001.

Comme il est mentionné précédemment, conformément aux PCGR de l'Australie, la société attribue aux stocks à long terme certains coûts indirects qui ne peuvent pas être capitalisés selon les PCGR des États-Unis. En conséquence, la valeur comptable des stocks à long terme selon les PCGR des États-Unis est inférieure à celle selon les PCGR de l'Australie d'un montant égal aux coûts indirects capitalisés. Par suite de la baisse de la valeur comptable, la provision en vue de ramener la valeur des stocks à long terme à la valeur de réalisation nette n'était par requise selon les PCGR des États-Unis.

Les rapprochements comprennent les ajustements nécessaires au retrait des incidences de la provision constatée au cours de l'exercice 2000 et à la reprise de la réserve au cours de l'exercice 2001.

Évaluation à la valeur du marché des instruments dérivés

La société conclut des contrats de vente à terme d'or libellés en dollars américains, à des taux de location variables, afin de couvrir les risques liés au prix des marchandises. Selon les PCGR de l'Australie, les gains et les pertes sur les contrats d'instruments dérivés efficaces à titre de couverture des achats et des ventes anticipés sont reportés et constatés en même temps que l'achat ou la vente.

De plus, la société effectue des swaps de taux d'intérêt afin de palier aux fluctuations des taux d'intérêt et de réduire la volatilité de son bénéfice et de ses flux de trésorerie découlant de changements des taux d'intérêt. La durée des swaps de taux d'intérêt est fixée afin qu'elle corresponde à l'échéance de la dette sous-jacente. Selon les PCGR de l'Australie, la société constate l'incidence nette des montants à recevoir et à payer en vertu des swaps de taux d'intérêt dans les intérêts débiteurs.

Jusqu'au 30 juin 2000, la comptabilisation mentionnée précédemment était conforme aux PCGR des États-Unis. Depuis le 1er juillet 2000, pour l'application des PCGR des États-Unis, la société a adopté le SFAS 133 intitulé « Accounting for Derivative Instruments and Hedging Activities », tel qu'il a été modifié. Selon le SFAS 133, les instruments dérivés sont constatés dans le bilan, comme actif ou passif, à la juste valeur. Les gains et les pertes sur les instruments dérivés qui sont admissibles et efficaces à titre de couverture des flux de trésorerie sont comptabilisés dans les capitaux propres en tant qu'autres éléments du bénéfice global et ils sont constatés dans les résultats lorsque l'opération couverte se réalise. Les gains ou les pertes sur les instruments dérivés non admissibles sont immédiatement portés aux résultats. Les gains ou les pertes reliés aux couvertures de la juste valeur et aux éléments sous-jacents couverts sont aussi portés aux résultats.

La société ne respectait pas les critères de documentation, de désignation et d'efficacité requis en vertu du SFAS 133. Par conséquent, les instruments dérivés servant à couvrir les opérations prévues et les swap de taux d'intérêt sont évalués à la valeur du marché dans les résultats.

Conformément aux dispositions transitoires du SFAS 133, la société a inscrit, au 1er juillet 2000, un gain cumulatif de 29,1 M$, déduction faite des impôts, dans les autres éléments du bénéfice global. Les variations ultérieures de la juste valeur des contrats d'instruments dérivés sont portés aux résultats. L'ajustement de transition est reclassé des capitaux propres aux résultats au fur et à mesure que les opérations désignées d'achat et de vente ainsi que les versements d'intérêts auxquels se rapportent les contrats d'instruments dérivés se réalisent.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

Impôts

Mis à part l'incidence des actifs et des passifs d'impôts découlant des écarts temporaires provenant des différences entre les PCGR de l'Australie et les PCGR des États-Unis, la comptabilisation des impôts sur les bénéfices selon les PCGR de l'Australie et selon les PCGR des États-Unis, en autant qu'ils s'appliquent à la société, ne comporte aucune différence importante.

Changement de méthode d'épuisement

Au cours de l'exercice 2000, la société a changé sa méthode d'épuisement des immobilisations corporelles minières, soit de la méthode linéaire à la méthode de l'amortissement proportionnel au rendement. Conformément aux PCGR de l'Australie, ce changement a été comptabilisé prospectivement.

Selon les PCGR des États-Unis, un changement de la méthode d'épuisement des biens existants est comptabilisé à titre de changement de principe comptable, au moyen de la constatation, dans les résultats, de l'effet cumulatif du changement de principe comptable au début de l'exercice. L'effet cumulatif correspond à l'écart entre l'épuisement des actifs calculé selon la méthode linéaire et l'épuisement calculé selon la méthode de l'amortissement proportionnel au rendement, comme si cette dernière méthode avait été utilisée depuis le début de l'exercice.

Les rapprochements comprennent les ajustements nécessaires pour tenir compte du changement de méthode d'épuisement et de l'incidence du changement sur l'épuisement constaté par la suite selon les PCGR de l'Australie.

Actions privilégiées

La société a émis à ses deux actionnaires ordinaires des actions privilégiées rachetables au gré de la société. La société peut racheter les actions privilégiées par suite d'un vote unanime des administrateurs. Tous les administrateurs sont nommés par les actionnaires ordinaires de la société.

Selon les PCGR de l'Australie, les actions privilégiées ont été classées à titre de composante des capitaux propres puisque l'émetteur n'est pas tenu présentement de transférer des actifs à l'actionnaire privilégié.

Selon les PCGR des États-Unis, l'EITF Topic D-98 prévoit que si les actionnaires privilégiés contrôlent le vote des administrateurs au moyen d'une représentation directe ou d'autres droits, les actions privilégiées deviennent rachetables au gré du porteur et un classement en dehors des capitaux propres est requis. En ce qui a trait à la société, les actionnaires privilégiés exercent un contrôle sur les administrateurs au moyen de leurs actions ordinaires. Les PCGR des États-Unis exigent que les actions privilégiées soient inscrites à leur juste valeur au moment de l'émission et portées à leur valeur de rachat lorsqu'un rachat est probable. La majoration est comptabilisée dans l'état des résultats afin d'établir le bénéfice net distribuable aux actionnaires ordinaires. Les dividendes sur les actions privilégiées rachetables, qu'ils soient déclarés ou non, sont constatés d'une manière semblable.

Les rapprochements comprennent les ajustements nécessaires au retrait des actions privilégiées des capitaux propres, à la constatation de la dette liée aux dividendes non versés et à la constatation des dividendes afin d'établir le bénéfice net distribuable aux actionnaires ordinaires.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

État des flux de trésorerie

Selon les PCGR de l'Australie et les PCGR des États-Unis, un état des flux de trésorerie, qui présente les flux de trésorerie liés aux activités d'exploitation, d'investissement et de financement, doit être fourni. Selon les PCGR des États-Unis, il n'est pas possible d'utiliser les soldes conservés dans le compte de réserve de créances prioritaires. En conséquence, pour l'application des PCGR des États-Unis, ces montants sont classés à titre d'activités d'investissement et ne sont pas traités comme une partie de l'encaisse.

Le tableau ci-dessous présente l'encaisse et des données tirées de l'état des flux de trésorerie, établies selon les PCGR des États-Unis, pour les exercices terminés les 30 juin 2002, 2001 et 2000.

Flux de trésorerie selon les PCGR des États-Unis

	Exercices terminés les 30 juin		
	2002	2001	2000
	$ US	$ US	$ US
Flux de trésorerie liés aux activités d'exploitation	**164 564 556**	89 347 652	132 167 673
Flux de trésorerie liés aux activités d'investissement	**(38 932 825)**	(6 626 673)	(72 685 961)
Flux de trésorerie liés aux activités de financement	**(95 304 292)**	(75 304 295)	(65 304 295)
Augmentation (diminution) nette de l'encaisse	**30 327 439**	7 416 684	(5 822 583)
Encaisse au début de l'exercice	**17 042 140**	9 625 456	15 448 039
Encaisse à la fin de l'exercice	**47 369 579**	17 042 140	9 625 456
Encaisse selon les PCGR de l'Australie	**97 463 244**	58 419 709	61 214 377
Ajustements requis selon les PCGR des États-Unis			
Compte de réserve de créances prioritaires	**(50 093 665)**	(41 377 569)	(51 588 921)
Encaisse selon les PCGR des États-Unis	**47 369 579**	17 042 140	9 625 456

Rapprochement avec les PCGR du Canada

Les principes comptables généralement reconnus des États-Unis diffèrent des principes comptables généralement reconnus du Canada (« PCGR du Canada ») qui s'appliquent à la société. Les principales différences ont trait à la comptabilisation des frais de démarrage, de la capitalisation des intérêts, des instruments dérivés, de l'effet cumulatif du changement de méthode d'épuisement, des actions privilégiées et des frais de remise en état. La comptabilisation de ces éléments selon les PCGR des États-Unis a été détaillée précédemment. Les PCGR du Canada sont similaires aux PCGR de l'Australie en ce qui a trait à la comptabilisation des frais de démarrage, de la capitalisation des intérêts, des instruments dérivés, de l'effet cumulatif du changement de méthode d'épuisement, des actions privilégiées et des frais de remise en état. Selon les PCGR du Canada, ces éléments sont comptabilisés comme suit :

- les frais de démarrage sont capitalisés et amortis sur la durée de l'avantage;
- la capitalisation des intérêts cesse lorsque les biens sont prêts à être utilisés;
- les gains et les pertes de couverture sur les instruments dérivés désignés et efficaces à titre de couverture sont reportés et constatés lorsque l'opération prévue a lieu;
- le changement de méthode d'amortissement ou d'épuisement est comptabilisé à titre de changement d'estimation;
- les actions privilégiées sont classées dans les capitaux propres.

MINERA ALUMBRERA LIMITED
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 30 JUIN 2002

30. Rapprochement avec les PCGR des États-Unis (suite)

Dans le cadre du rapprochement des PCGR des États-Unis et des PCGR du Canada, les ajustements apportés à ces éléments sont contrepassés, y compris l'incidence fiscale connexe. Les capitaux propres calculés selon les PCGR du Canada s'établissaient à 604 108 021 $ et à 464 264 296 $, respectivement, aux 30 juin 2002 et 2001. Le bénéfice net attribuable aux actionnaires ordinaires des exercices terminés les 30 juin 2002, 2001 et 2000, calculé selon les PCGR du Canada, s'est établi à 139 843 724 $, à 13 412 644 $ et à 20 844 514 $, respectivement.

31. Redressement

La société a redressé ses états financiers aux 30 juin 2002 et de l'exercice terminé à cette date, états financiers qu'elle avait publiés auparavant. Les redressements corrigent la double constatation des comptes clients ainsi que des gains et des pertes de couverture sur les ventes, y compris l'incidence fiscale.

Les répercussions de ces redressements s'établissent comme suit :

	2002 $ US
Bénéfice net (perte)	
- Montant publié	**154 370 455**
- Montant redressé	**148 939 278**
Total des capitaux propres	
- Montant publié	**643 120 547**
- Montant redressé	**637 689 370**

32. Événements postérieurs à la date du bilan

À la date du présent rapport, aucun événement qui aurait une incidence importante, au cours des exercices ultérieurs, sur les activités de la société, ses résultats d'exploitation ou sa situation n'est survenu après la date du bilan, à l'exception de ce qui est mentionné ci-après.

Le 21 février 2003, Wheaton River Minerals Ltd. (WRM), société ouverte canadienne, et Rio Tinto Plc ont signé une entente, assujettie à des conditions relatives à la clôture et à des conditions financières, visant la vente à WRM de Peak Gold Mines Pty Limited et de la participation de 25 % que détient Rio Tinto Plc dans la mine Bajo de la Alumbrera, en Argentine, pour une contrepartie globale de 210 M$ US.

Ces événements n'ont eu aucune incidence financière sur les états financiers de la société.

MINERA ALUMBRERA LIMITED

DÉCLARATION DES ADMINISTRATEURS

Les administrateurs déclarent que les états financiers et les notes complémentaires présentés aux pages G-1 à G-38 :

a) sont conformes aux normes comptables et autres exigences professionnelles obligatoires de présentation de l'Australie (les « principes comptables généralement reconnus de l'Australie »); et

b) donnent une image fidèle de la situation financière de la société aux 30 juin 2002 et 2001 et de sa performance, telle qu'elle est représentée par les résultats de son exploitation et ses flux de trésorerie, pour chacun des exercices compris dans la période terminée le 30 juin 2002.

Selon les administrateurs :

a) il existe des motifs raisonnables de croire que la société sera en mesure de rembourser ses dettes à l'échéance.

La présente déclaration est faite conformément à une résolution des administrateurs.

(signé) Charlie Sartain, administrateur

(signé) John Rickus, administrateur

Le 28 février 2003

MINERA ALUMBRERA LIMITED

RAPPORT DES EXPERTS-COMPTABLES INDÉPENDANTS

Aux actionnaires de Minera Alumbrera Limited

À notre avis, les états financiers présentés aux pages G-1 à G-38 donnent, à tous les égards importants, une image fidèle de la situation financière de Minera Alumbrera Limited (la « société ») aux 30 juin 2002 et 2001 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 30 juin 2002 selon les normes comptables et les autres exigences professionnelles obligatoires de présentation de l'Australie (les « principes comptables généralement reconnus de l'Australie »).

La responsabilité de ces états financiers incombe aux administrateurs de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications. Nos vérifications de ces états financiers ont été effectuées conformément aux normes de vérification généralement reconnues de l'Australie et du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers. Nous estimons que nos vérifications constituent une base raisonnable à l'opinion exprimée ci-dessus.

Tel qu'il est mentionné à la note 31, la société a redressé ses états financiers au 30 juin 2002 et pour l'exercice terminé à cette date. Le précédent rapport des experts-comptables indépendants daté du 24 octobre 2002 a été retiré tandis que les états financiers ont été révisés tel qu'il est indiqué à la note 31.

Les principes comptables généralement reconnus de l'Australie diffèrent, à certains égards importants, des principes comptables généralement reconnus des États-Unis. L'application de ces derniers aurait eu des répercussions sur l'établissement du bénéfice net de la société, exprimé en dollars américains, de chacun des exercices compris dans la période de trois ans terminée le 30 juin 2002 ainsi que sur l'établissement des capitaux propres et de la situation financière de la société, également exprimés en dollars américains, aux 30 juin 2002 et 2001, dont l'étendue est résumée à la note 30 afférente aux états financiers.

Incertitude inhérente en ce qui concerne l'Argentine

Sans remettre en cause l'opinion sans réserve exprimée ci-dessus, nous estimons utile d'attirer l'attention sur le fait suivant :

L'Argentine éprouve de graves problèmes économiques, notamment une dévaluation importante de sa monnaie. Les activités de la société pourraient être touchées, dans un avenir prévisible, par cette situation. Toutefois, il est actuellement impossible d'en établir les répercussions, s'il y a lieu.

Commentaires aux lecteurs canadiens

Au Canada, les normes de rapport ne permettent pas l'ajout d'un paragraphe d'observation (après le paragraphe d'opinion) qui attire l'attention sur une incertitude importante comme celle qui est décrite dans le paragraphe intitulé Incertitude inhérente en ce qui concerne l'Argentine. Selon les normes de rapport du Canada, le paragraphe intitulé Incertitude inhérente en ce qui concerne l'Argentine ne serait pas inclus dans le rapport des experts-comptables indépendants.

PricewaterhouseCoopers
Comptables agréés

Robert Hubbard
Associé
Brisbane, Australie
Le 24 octobre 2002, le 21 février 2003 pour les notes 30, 31 et 32.

MINERA ALUMBRERA LIMITED

(constituée en Antigua-et-Barbuda)

ÉTATS FINANCIERS INTERMÉDIAIRES NON VÉRIFIÉS

PÉRIODE DE NEUF MOIS TERMINÉE LE 31 MARS 2003

INDEX	**Page**

MINERA ALUMBRERA LIMITED
ÉTATS DES RÉSULTATS
PÉRIODE INTERMÉDIAIRE TERMINÉE LE 31 MARS 2003

	Période de neuf mois terminée en mars 2003 $ US (non vérifié)	**Période de neuf mois terminée en mars 2002 $ US (non vérifié)**
Produits tirés des activités ordinaires	**386 257 744**	379 566 945
Charges attribuables aux activités ordinaires, compte non tenu des frais d'emprunt	**(277 437 248)**	(313 934 147)
Frais d'emprunt	**(19 560 599)**	(34 096 328)
Bénéfice des activités ordinaires avant impôts sur les bénéfices	**89 259 897**	31 536 470
Charge (économie) d'impôts sur les bénéfices	**(62 858 729)**	80 723 234
Bénéfice des activités ordinaires après impôts sur les bénéfices (recouvrement)	**26 401 168**	112 259 704
Bénéfice net	**26 401 168**	112 259 704
Bénéfice net attribuable aux actionnaires de Minera Alumbrera Limited	**26 401 168**	112 259 704
Total des produits, des charges et des réévaluations attribuable aux actionnaires de Minera Alumbrera Limited constatés directement dans les capitaux propres	-	-
Total des variations des capitaux propres autres que celles découlant d'opérations avec les propriétaires à titre de propriétaires	**26 401 168**	112 259 704

Les états des résultats ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED
BILANS AU 31 MARS 2003

	Mars 2003 $ US (non vérifié)	Juin 2002 $ US
Actif à court terme		
Encaisse	**139 087 424**	97 463 244
Comptes débiteurs	**110 937 223**	90 471 676
Stocks	**25 234 273**	22 836 934
Autres	**3 063 591**	3 761 171
Total de l'actif à court terme	**278 322 511**	214 533 025
Actif à long terme		
Comptes débiteurs	**13 970 447**	13 895 558
Stocks	**155 973 626**	148 719 625
Immobilisations corporelles minières	**874 771 083**	948 859 377
Actifs d'impôts reportés	**6 397 181**	69 255 910
Autres actifs financiers	**166 319**	-
Total de l'actif à long terme	**1 051 278 656**	1 180 730 470
Total de l'actif	**1 329 601 167**	1 395 263 495
Passif à court terme		
Comptes créditeurs	**45 805 343**	36 062 275
Dette portant intérêt	**75 304 293**	75 304 293
Provisions	**381 596**	248 879
Total du passif à court terme	**121 491 232**	111 615 447
Passif à long terme		
Comptes créditeurs	**343 787 999**	351 539 491
Dette portant intérêt	**187 420 701**	283 065 018
Provisions	**12 810 695**	11 354 169
Total du passif à long terme	**544 019 395**	645 958 678
Total du passif	**665 510 627**	757 574 125
Actif net	**664 090 540**	637 689 370
Capitaux propres		
Capitaux propres d'apport	**435 812 000**	435 812 000
Bénéfices non répartis	**228 278 540**	201 877 370
Total des capitaux propres	**664 090 540**	637 689 370

Les bilans ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED
ÉTATS DES FLUX DE TRÉSORERIE
PÉRIODE INTERMÉDIAIRE TERMINÉE LE 31 MARS 2003

	Période de neuf mois terminée en mars 2003 $ US (non vérifié)	Période de neuf mois terminée en mars 2002 $ US (non vérifié)
Flux de trésorerie liés aux activités d'exploitation		
Montants reçus de clients	**328 417 639**	256 860 394
Paiements aux fournisseurs et aux employés	**(140 098 785)**	(137 847 550)
Intérêts créditeurs	**1 244 468**	2 295 239
Intérêts débiteurs et autres frais de financement payés	**(10 354 432)**	(28 155 241)
IVA recouvrée (payée)	**(20 986 102)**	22 029 280
Flux de trésorerie nets liés aux activités d'exploitation	**158 222 788**	115 182 122
Flux de trésorerie liés aux activités d'investissement		
Immobilisations corporelles minières		
- Produit de la vente d'immobilisations		41 684
- Nouvelles immobilisations	**(20 954 291)**	(35 352 309)
Flux de trésorerie nets liés aux activités d'investissement	**(20 954 291)**	(35 310 625)
Flux de trésorerie liés aux activités de financement		
Remboursement d'emprunts	**(95 644 317)**	(57 652 147)
Flux de trésorerie nets liés aux activités de financement	**(95 644 317)**	(57 652 147)
Augmentation (diminution) nette des liquidités	**41 624 180**	22 219 350
Liquidités au début de la période	**97 463 244**	58 419 709
Liquidités à la fin de la période	**139 087 424**	80 639 059

Les états des flux de trésorerie ci-dessus doivent être lus avec les notes afférentes.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

1. Énoncé des principales conventions comptables

Le présent rapport financier à vocation générale pour la période de déclaration intermédiaire de neuf mois terminée le 31 mars 2003 a été établi conformément à la norme comptable AASB 1029, *Interim Financial Reporting*, aux Urgent Issues Group Consensus Views et aux autres prises de position faisant autorité de l'Australian Accounting Standards Board (collectivement, les « PCGR de l'Australie »).

Le présent rapport financier intermédiaire est non vérifié et il ne comprend pas la totalité des notes généralement incluses dans un rapport financier annuel. En conséquence, il doit être lu en parallèle avec le rapport annuel de l'exercice terminé le 30 juin 2002.

La direction est d'avis que le rapport intermédiaire comprend tous les ajustements réguliers et récurrents, nécessaires pour donner une image fidèle des résultats d'exploitation de la société au 31 mars 2003 et pour les périodes de neuf mois terminées les 31 mars 2003 et 2002. Les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats de l'exercice.

Sauf indication contraire, les conventions comptables ont été appliquées de la même manière qu'au cours de l'exercice précédent et de la période intermédiaire correspondante. Tous les montants sont exprimés en dollars américains.

Minera Alumbrera (MAA) est détenue à 50 % par Mount Isa Pacific Pty Ltd. et à 50 % par Musto Explorations (Bermuda) Limited (Musto). Mount Isa Pacific Pty Ltd. est elle-même détenue par MIM Holdings Limited (MIM) et Musto est détenue à 50 % par Wheaton River Minerals Ltd. et à 50 % par BHP-Billiton plc (à 50 % par Rio Tinto plc et à 50 % par BHP-Billiton plc en 2002). Le 18 mars 2003, Wheaton Rivers Minerals Ltd. a acquis auprès de Rio Tinto plc une participation de 50 % dans Musto. MIM est considérée comme l'entité ultime de contrôle et les résultats de MAA sont consolidés dans les comptes de MIM.

2. Bénéfice des activités ordinaires

	Période de 9 mois terminée en mars 2003 $ US (non vérifié)	**Période de 9 mois terminée en mars 2002 $ US (non vérifié)**
Produits tirés des activités ordinaires		
Produits tirés des activités d'exploitation	**382 407 729**	379 297 381
Produits tirés des activités autres que d'exploitation	**3 850 015**	269 564
	386 257 744	379 566 945
Coût des produits vendus	**191 004 777**	215 952 509
Autres charges d'exploitation	**82 652 230**	97 797 037
Frais d'emprunt	**19 560 599**	34 096 328
Frais généraux et frais d'administration	**76 605**	61 248
Autres charges	**3 703 636**	123 353
	296 997 847	348 030 475
Bénéfice des activités ordinaires avant impôts sur les bénéfices	**89 259 897**	31 536 470

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

2. Bénéfice des activités ordinaires (suite)

Incidence financière de la dévaluation du peso argentin

Devant l'instabilité politique et économique de l'Argentine, le gouvernement a annoncé, le 6 janvier 2002, qu'il abandonnait la parité du peso argentin et du dollar US.

Depuis son établissement, la société a adopté le dollar US comme monnaie fonctionnelle pour dresser ses états financiers. Toutefois, en vertu des lignes directrices locales (résolutions techniques) publiées par la fédération argentine des conseils professionnels des sciences économiques et le conseil professionnel des sciences économiques de la ville de Buenos Aires et des résolutions prises par l'autorité de contrôle des sociétés (I.G.J), la société est tenue d'établir également des états financiers en monnaie locale ainsi que de produire des déclarations fiscales et d'acquitter ses impôts en monnaie locale.

L'abandon en janvier 2002 de la parité du peso et du dollar US et la dévaluation ultérieure du peso (3,025 pesos pour 1 $ US le 31 mars 2002, 3,86 pesos pour 1 $ US le 30 juin 2002 et 2,9725 pesos pour 1 $ US le 31 mars 2003) ont eu les répercussions fiscales ci-après sur Minera Alumbrera :

	Période de 9 mois terminée en mars 2003 $ US (non vérifié)
Charge d'impôts sur les bénéfices	(62 858 729)
Charge fiscale présumée au taux de 30 %	(26 777 969)
Écart entre la charge d'impôts présumée et la charge d'impôts réelle	(36 080 760)
Cet écart est imputable à l'incidence fiscale des éléments ci-dessous, laquelle diminue (augmente) la charge (l'économie) d'impôts :	
Gain de change sur les éléments monétaires en dollars US a)	(33 829 793)
Gain de change sur les éléments monétaires en pesos argentins	477 753
Amortissement b)	(16 294 583)
Perte de change à la réévaluation en monnaie fonctionnelle c)	(8 789 550)
Réévaluation des pertes fiscales argentines reportées prospectivement	22 355 413
	(36 080 760)

a) L'équivalent en pesos de la dette de projet, des emprunts auprès d'actionnaires et d'autres soldes de Minera Alumbrera libellés en dollars US s'est accru considérablement en raison de la dévaluation, donnant lieu à des pertes de change en pesos. Pour l'année d'imposition argentine terminée le 30 juin 2002 et pour la période de neuf mois terminée le 31 mars 2002, les pertes ont donné lieu une économie d'impôts de 119,5 M$ et de 108,8 M$, respectivement. Pour la période de neuf mois terminée le 31 mars 2003, le peso s'est apprécié, passant de 3,86 pesos à 2,9725 pesos pour 1 $ US, ce qui a donné lieu à des gains de change en pesos et a entraîné des impôts à payer de 33,9 M$.

b) La valeur en pesos de l'amortissement fiscal est établie selon le taux de change en vigueur à la date de l'acquisition de l'immobilisation. Presque toutes les immobilisations de la société ont été acquises alors que le peso était à parité avec le dollar US. Par conséquent, la dévaluation a entraîné une diminution importante de la valeur de l'amortissement fiscal futur en dollars US. Selon les normes comptables actuelles, cette perte sera constatée progressivement sur la durée de vie restante de la mine. Pour les périodes de neuf mois terminées les 31 mars 2003 et 2002, la perte s'est établie à 16,2 M$ et à 21,2 M$, respectivement.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

2. Bénéfice des activités ordinaires (suite)

c) Comme il est mentionné précédemment, la société est tenue de produire ses déclarations fiscales en monnaie locale, alors que l'incidence fiscale est constatée en monnaie fonctionnelle. La réévaluation des impôts sur les bénéfices en monnaie fonctionnelle entraîne donc une perte de change. Pour la période de neuf mois terminée le 31 mars 2003, une perte de change de 8,9 M$ a été incluse dans la charge d'impôts sur les bénéfices (gain de change de 15,1 M$ inclus dans l'économie d'impôts sur les bénéfices pour la période de neuf mois terminée le 31 mars 2003).

Au cours de la période de neuf mois terminée les 31 mars 2003, la société a utilisé des pertes fiscales reportées prospectivement de 296,3 M$ (nil en 2002).

Les présentes informations ont été préparées selon les taux de change et la législation fiscale argentine en vigueur le 31 mars 2003. Le montant définitif de toutes les incidences fiscales et des répercussions comptables connexes qui découlent de la dévaluation est fonction des taux de change du peso argentin et du dollar US aux dates des bilans, des modifications futures à la législation et du bénéfice futur.

Ces modifications ne changent pas fondamentalement la valeur comptable des immobilisations corporelles minières. La dévaluation comporte des aspects positifs et des aspects négatifs. Au premier chef, la société tire profit d'une baisse des charges d'exploitation exprimées en dollars US. Le régime de stabilité fiscale de la société, établi en vertu d'ententes avec les gouvernements national et provinciaux, est valide pour la durée de vie de la mine.

L'Argentine continue d'éprouver de graves problèmes économiques. Les activités de Minera Alumbrera pourraient être touchées, dans un avenir prévisible, par cette situation. Toutefois, il est actuellement impossible d'en établir les répercussions, s'il y a lieu.

3. Dividendes versés

Aucun dividende n'a été déclaré ou versé à l'égard des périodes intermédiaires de neuf mois terminées les 31 mars 2003 et 2002.

4. Passifs éventuels

Dans le cours normal de ses activités, Minera Alumbrera Limited (« MAA ») prend des engagements, donne des cautionnements d'exécution et fait l'objet de réclamations qui entraînent des passifs éventuels. Il n'est pas possible d'isoler ou d'établir le montant de ces passifs.

Ces passifs découlent des éléments suivants:

Deux cautionnements au juge responsable des affaires minières du Catamarca et un cautionnement à la Direccion de Mineria. Ces cautionnements sont d'un montant non spécifié. Les cautionnements ont trait à l'octroi à MAA de l'infrastructure minière et de servitudes d'eau au Catamarca et d'une partie de la servitude de pipeline au Tucuman. En vertu des cautionnements, MAA devra compenser les propriétaires des terrains qui sont touchés par l'infrastructure minière et les servitudes d'eau et de pipeline de concentré lorsque ces propriétaires auront été identifiés et que la validité du titre de propriété sera démontrée.

Une garantie bancaire à DGI (administration fiscale argentine) pour un remboursement de TVA (28 février 2002). Ces lettres de crédit, d'un montant de 38 501 169 $ US, ont expiré en avril 2002.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

5. Événements postérieurs à la date du bilan

À la date du présent rapport, aucun événement qui aurait une incidence importante sur les activités de la société, ses résultats d'exploitation ou sa situation au cours des exercices ultérieurs n'est survenu après la date du bilan, à l'exception de ce qui suit.

Le 26 mars 2003, Wheaton River Minerals Ltd. (WRM), société ouverte canadienne détenant une participation de 25 % dans Minera Alumbrera, et BHP-Billiton ont annoncé une entente, sous réserve de la clôture de l'opération et de conditions financières, visant la vente à WRM de la participation de 25 % que détient BHP-Billiton dans Minera Alumbrera.

Ces événements n'ont eu aucune incidence financière sur les états financiers de la société.

6. Informations sectorielles

Secteurs géographiques

Tous les actifs corporels de Minera Alumbrera sont situés à la mine, en Argentine. Les secteurs géographiques sont établis en fonction des emplacements auxquels la société effectue des ventes.

Secteur d'exploitation

Minera Alumbrera exerce ses activités dans un seul secteur d'exploitation, à savoir la production et la vente de concentré d'or et de cuivre.

Convention comptable sectorielle

Les produits, les charges, les actifs et les passifs sectoriels sont composés des produits, charges, actifs et passifs directement rattachés à un secteur et de la juste part des éléments qui peut être raisonnablement attribuée au secteur. Les actifs sectoriels comprennent tous les actifs utilisés par un secteur. Ils sont principalement composés de l'encaisse d'exploitation, des comptes débiteurs, des stocks, des immobilisations et des écarts d'acquisition, déduction faite des provisions connexes. Les impôts sur les bénéfices ne font pas partie des actifs et des passifs sectoriels.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

6. Informations sectorielles (suite)
31 mars 2003 – Principales informations – Secteurs géographiques (M$)
(non vérifié)

	Japon	Asie	Europe	Amérique du Sud (sauf Argentine)	Amérique du Nord	Argentine	Montants non sectoriels	Total
Ventes à des tiers	80,4	106,7	175,7	9,5	10,1			382,4
Autres produits						3,9		3,9
Total des produits	80,4	106,7	175,7	9,5	10,1	3,9		386,3
Actifs sectoriels						1 323,2	6,4	1 329,6
Passifs sectoriels						665,5		665,5
Acquisitions d'immobilisations corporelles, d'actifs incorporels et d'autres actifs à long terme						21,0		21,0
Amortissement						92,6		92,6

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

6. Informations sectorielles (suite)
31 mars 2002 – Principales informations – Secteurs géographiques (M$)
(non vérifié)

	Japon	Asie	Europe	Amérique du Sud (sauf Argentine)	Amérique du Nord	Argentine	Montants non sectoriels	Total
Ventes à des tiers	75,4	78,1	198,3	9,4	18,1			379,3
Autres produits						0,3		0,3
Total des produits	75,4	78,1	198,3	9,4	18,1	0,3		379,6
Actifs sectoriels						1 332,8		1 387,1
Passifs sectoriels						783,8	54,3	783,8
Acquisitions d'immobilisations corporelles, d'actifs incorporels et d'autres actifs à long terme						35,3		35,3
Amortissement						101,4		101,4

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis

Minera Alumbrera Limited prépare ses états financiers consolidés selon les principes comptables généralement reconnus de l'Australie (« PCGR de l'Australie »), lesquels diffèrent à certains égards importants de ceux des États-Unis (« PCGR des États-Unis »), dans la mesure où ils s'appliquent à la société. Ces différences et l'incidence des ajustements nécessaires à la présentation du bénéfice net de Minera Alumbrera Limited attribuable aux actionnaires ordinaires, des capitaux propres et des flux de trésorerie, selon les PCGR des États-Unis, au 31 mars 2003 et pour les périodes de neuf mois terminées les 31 mars 2003 et 2002, sont présentées ci-dessous.

i) Bénéfice net attribuable aux actionnaires

	Période de neuf mois terminées les 31 mars	
	2003 $ US (non vérifié)	**2002 $ US (non vérifié)**
Bénéfice net selon les PCGR de l'Australie	**26 401 168**	112 259 704
Frais de démarrage	**6 626 912**	7 657 495
Constatation des produits, incidence sur les produits	**9 837 645**	(24 017 981)
Constatation des produits, incidence sur le coût des produits vendus	**(2 069 094)**	11 775 564
Opérations à livrer, incidence sur les produits	**-**	5 752 227
Opérations à livrer, incidence sur le coût des produits vendus	**-**	(4 250 600)
Attribution des coûts indirects aux stocks	**(885 962)**	(648 938)
Frais d'émission de titres de créance	**3 948 669**	1 612 279
Méthode de l'intérêt réel	**(1 800 717)**	115 677
Capitalisation des intérêts	**1 944 731**	2 253 647
Évaluation à la valeur du marché des instruments dérivés	**(1 588 651)**	(16 356 501)
Changement de méthode d'épuisement	**978 563**	1 120 456
Changement de méthode de comptabilisation des frais de remise en état	**567 609**	
Impôts sur les bénéfices reportés	**(5 267 911)**	4 496 002
Total des ajustements du bénéfice net requis selon les PCGR des États-Unis	**12 291 794**	(10 490 672)
Bénéfice net (perte) selon les PCGR des États-Unis avant l'incidence cumulative du changement de principe comptable	**38 692 962**	101 769 031
Incidence cumulative du changement de méthode de comptabilisation des frais de remise en état, déduction faite des impôts	**4 297 057**	-
Bénéfice net (perte) selon les PCGR des États-Unis	**42 990 019**	101 769 031

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

ii) Capitaux propres

	Période de neuf mois terminée le 31 mars 2003 $ US (non vérifié)	Exercice terminé le 30 juin 2002 $ US
Capitaux propres selon les PCGR de l'Australie	**664 090 540**	637 689 370
Ajustements requis selon les PCGR des États-Unis		
Frais de démarrage	**(73 556 345)**	(80 183 257)
Constatation des produits	**(11 562 586)**	(19 331 138)
Attribution des coûts indirects aux stocks	**(15 098 318)**	(14 212 356)
Frais d'émission de titres de créance	**(5 200 696)**	(9 149 365)
Méthode de l'intérêt réel	**(7 081 215)**	(5 280 497)
Capitalisation des intérêts	**(20 766 738)**	(22 711 469)
Évaluation à la valeur du marché des instruments dérivés	**3 428 656**	8 577 152
Changement de méthode d'épuisement	**(10 764 890)**	(11 743 451)
Changement de méthode de comptabilisation des frais de remise en état	**6 706 263**	-
Impôts sur les bénéfices reportés	**40 168 760**	46 210 315
Actions privilégiées, y compris le cumul des dividendes non versés	**(438 120 000)**	(438 120 000)
Total des ajustements des capitaux propres requis selon les PCGR des États-Unis	**(531 847 110)**	(545 944 066)
Capitaux propres selon les PCGR des États-Unis	**132 243 431**	91 745 304

iii) Variations des capitaux propres établis selon les PCGR des États-Unis

	Période de neuf mois terminée le 31 mars 2003 $ US (non vérifié)	Période de neuf mois terminée le 31 mars 2002 $ US (non vérifié)	Exercice terminé le 30 juin 2002 $ US
Capitaux propres au début de la période	**91 745 304**	(12 746 290)	(12 746 290)
Bénéfice net attribuable aux actionnaires ordinaires	**42 990 019**	101 769 031	109 726 288
Autres éléments du résultat global :			
Variation de l'actif transitoire au cours de la période	**(2 491 892)**	(4 175 412)	(5 234 694)
Résultat global	**40 498 127**	97 593 620	104 491 594
Capitaux propres à la fin de la période	**132 243 431**	84 847 329	91 745 304

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

Frais de démarrage

La société a capitalisé, au titre des immobilisations corporelles minières, les charges d'exploitation engagées avant le début des activités.

Selon les PCGR des États-Unis, il n'est pas permis de capitaliser les charges d'exploitation engagées avant le début des activités ou les frais de démarrage. Les rapprochements comprennent les ajustements effectués afin de contrepasser l'actif constaté selon les PCGR de l'Australie et l'amortissement constaté à chaque période.

Constatation des produits

La société constate les produits tirés des ventes effectuées conformément aux modalités contractuelles. Les produits sont habituellement constatés lorsque les risques et les avantages inhérents à la propriété sont transférés.

Dans le contexte des PCGR des États-Unis, selon le SAB 101, *Revenue Recognition in Financial Statements*, les produits peuvent être constatés seulement lorsque le droit de propriété ainsi que les risques et les avantages inhérents à la propriété ont été transférés. Dans le cas de certaines ventes effectuées par la société, les droits sont transférés seulement lorsque certains documents ont été remis au client et que le paiement a été reçu. En conséquence, les rapprochements comprennent les ajustements nécessaires pour contrepasser a) les produits constatés selon les PCGR de l'Australie en ce qui a trait aux droits qui n'ont pas été transférés à la clôture de la période; b) les comptes clients correspondants; c) la reconstitution des stocks et d) la contre-passation du coût des produits vendus.

De plus, les produits tirés de activités ordinaires comprennent des produits tirés des activités autres que d'exploitation de 3,9 M$ US et de 0,3 M$ US pour les périodes de neuf mois terminées les 31 mars 2003 et 2002, respectivement, qui, aux termes des PCGR des États-Unis, auraient été constatés non pas comme produits, mais comme autres éléments du résultat.

Opérations à livrer

Au cours de l'exercice 2001, la société a constaté des produits au titre de la vente de concentrés conservés en entreposage conformément aux modalités contractuelles. Les contrats prévoient que le titre et les risques et avantages inhérents à la propriété sont transférés au moment de la réception du paiement et à la signature d'un certificat d'entreposage attestant que les concentrés de cuivre sont détenus dans l'entrepôt portuaire à la disposition irrévocable de l'acheteur. Le paiement et la signature ont eu lieu avant la fin de l'exercice. Les concentrés ont été livrés après la fin de l'exercice.

Pour que les produits soient constatés si la livraison physique n'a pas eu lieu, les critères suivants, selon les PCGR des États-Unis, doivent être remplis :

1. Les risques découlant de la propriété doivent avoir été transférés à l'acheteur;
2. Le client doit avoir conclu un engagement ferme d'achat des biens, de préférence par écrit;
3. L'acheteur, et non le vendeur, doit demander que l'opération soit une opération à livrer. L'opération à livrer doit répondre à un but commercial important de l'acheteur;
4. La livraison des biens doit respecter un calendrier établi. La date de livraison doit être raisonnable et conforme au but commercial de l'acheteur (p. ex., les périodes d'entreposage sont monnaie courante dans le secteur);
5. Le vendeur ne doit pas avoir conservé d'obligations d'exécution précises de sorte à empêcher la conclusion du processus de constatation des produits;
6. Les biens commandés doivent avoir été isolés des stocks du vendeur et ne peuvent pas servir à exécuter une autre commande;
7. Le bien doit être complet et prêt à être expédié.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

Les opérations ne satisfont pas tous ces critères. Par conséquent, les rapprochements comprennent des ajustements nécessaires pour constater la vente au cours de l'exercice 2002.

Attribution des coûts indirects aux stocks

La société utilise la méthode du coût complet, dont l'attribution des coûts indirects variables et fixes, pour évaluer les stocks.

Selon les PCGR des États-Unis, le coût des stocks se définit sommairement comme le coût d'acquisition et de production, à savoir la somme des charges engagées de manière directe ou indirecte en vue d'amener un article à son état actuel ou à son emplacement actuel.

Les rapprochements comprennent les ajustements effectués afin de contrepasser certains coûts indirects inscrits dans les stocks à long terme qui ne répondent pas à cette définition.

Frais d'émission de titres de créance

La société capitalise, au titre des frais d'émission de titres de créance, les primes d'assurance risque politique sur les emprunts ainsi que certains frais juridiques engagés pour modifier l'entente de garantie d'emprunts.

Les PCGR des États-Unis interdisent la capitalisation de ces frais.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser les montants capitalisés et l'amortissement connexe.

Méthode de l'intérêt réel

La société amortit les frais d'émission de titres de créance selon la méthode linéaire sur la durée des emprunts connexes.

Selon les PCGR des États-Unis, les frais d'émission de titres de créance sont amortis sur la durée de la dette selon la méthode de l'intérêt réel.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser les éléments constatés en vertu des PCGR de l'Australie et pour inscrire l'amortissement selon la méthode de l'intérêt réel.

Capitalisation des intérêts

La société a capitalisé les intérêts débiteurs au titre des immobilisations corporelles minières jusqu'au moment où l'usine a atteint une capacité de 80 % (en février 1998), soit la date réputée du début des activités.

Selon les PCGR des États-Unis, les intérêts débiteurs peuvent être capitalisés jusqu'à la date à laquelle les immobilisations admissibles sont prêtes à l'utilisation prévue. La mise en service du projet et le traitement du minerai de la mine ont commencé en août 1997.

Les rapprochements comprennent les ajustements nécessaires pour contrepasser les intérêts débiteurs capitalisés entre août 1997 et février 1998 et l'épuisement connexe.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

Évaluation à la valeur du marché des instruments dérivés

La société conclut des contrats de vente à terme d'or libellés en dollars américains à taux variables afin de couvrir les risques liés aux fluctuations des prix des marchandises. Selon les PCGR de l'Australie, les gains et les pertes sur les contrats d'instruments dérivés efficaces à titre de couverture des achats et des ventes prévus sont reportés et constatés en même temps que l'achat ou la vente.

De plus, la société conclut des swaps de taux d'intérêt afin de pallier aux fluctuations des taux d'intérêt et de réduire la volatilité de son bénéfice et de ses flux de trésorerie nets découlant des variations des taux d'intérêt. La durée des swaps de taux d'intérêt est fixée de sorte qu'elle corresponde à l'échéance de la dette sous-jacente. Selon les PCGR de l'Australie, la société constate l'incidence nette des montants à recevoir et à payer en vertu des swaps de taux d'intérêt dans les intérêts débiteurs.

Jusqu'au 30 juin 2000, le traitement comptable mentionné précédemment était conforme aux PCGR des États-Unis. En date du 1er juillet 2000, aux fins des PCGR des États-Unis, la société a adopté le SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, tel qu'il a été modifié. Selon le SFAS 133, les instruments dérivés doivent être constatés au bilan, comme actif ou passif, à leur juste valeur. Les gains et les pertes sur les instruments dérivés qui sont admissibles et efficaces à titre de couverture de flux de trésorerie sont comptabilisés dans les capitaux propres en tant qu'autres éléments du résultat global et ils sont constatés dans les résultats lorsque l'opération couverte se réalise. Les gains ou les pertes sur les instruments dérivés non admissibles sont immédiatement portés aux résultats. Les gains ou les pertes liés aux couvertures de juste valeur et aux éléments sous-jacents couverts sont aussi portés aux résultats.

La société ne respectait pas les critères de documentation, de désignation et d'efficacité requis en vertu du SFAS 133. Par conséquent, les instruments dérivés servant à couvrir les opérations prévues et les swaps de taux d'intérêt sont évalués à la valeur du marché et les gains ou pertes sont portés aux résultats.

Conformément aux dispositions transitoires du SFAS 133, la société a inscrit, au 1er juillet 2000, un gain cumulatif après impôts de 31,6 M$ dans les autres éléments du résultat global. Les variations ultérieures de la juste valeur des contrats d'instruments dérivés sont portées aux résultats. L'ajustement de transition est reclassé des capitaux propres aux résultats au fur et à mesure que les opérations désignées d'achat et de vente ainsi que les versements d'intérêts auxquels se rapportent les contrats d'instruments dérivés se réalisent.

Remise en état

La société constate une provision pour les frais de remise en état, de restauration et de fermeture d'immobilisations corporelles minières. La provision est constituée selon la méthode de l'amortissement proportionnel au rendement sur la durée de la mine.

Jusqu'au 30 juin 2002, la méthode de comptabilisation des frais de remise en état, de restauration et de fermeture qu'utilisait la société était conforme aux PCGR des États-Unis. En date du 1er juillet 2002, la société a adopté les dispositions du SFAS 143, *Accounting for Asset Retirement Obligations,* aux fins des PCGR des États-Unis. Le SFAS 143 exige que les obligations liées à la sortie d'actifs à long terme soient inscrites à titre de passifs lorsqu'elles sont engagées et que le montant du passif soit initialement mesuré à la juste valeur. À défaut de cours du marché, la valeur actualisée des flux de trésorerie futurs prévus doit être utilisée. Au moment de la constatation initiale du passif au titre d'une obligation liée à la sortie d'un actif, une augmentation correspondante de la valeur comptable de l'actif est constatée. L'adoption du SFAS 143 est constatée comme un ajustement au titre des effets cumulatifs.

Les rapprochements comprennent les ajustements nécessaires pour tenir compte de l'adoption du SFAS 143 en date du 1er juillet 2002 et du traitement comptable ultérieur en vertu de cette norme.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

Changement de méthode d'épuisement

Au cours de l'exercice 2000, la société a changé sa méthode d'épuisement des immobilisations corporelles minières, passant de la méthode linéaire à la méthode de l'amortissement proportionnel au rendement. Conformément aux PCGR de l'Australie, ce changement a été comptabilisé prospectivement.

Selon les PCGR des États-Unis, un changement de la méthode d'épuisement des biens existants est comptabilisé à titre de changement de principe comptable. L'effet cumulatif de ce changement de principe comptable est porté aux résultats dès le début de l'exercice. L'effet cumulatif correspond à l'écart entre l'épuisement des actifs calculé selon la méthode linéaire et l'épuisement calculé selon la méthode de l'amortissement proportionnel au rendement, comme si cette dernière méthode avait été utilisée depuis le début de l'exercice.

Les rapprochements comprennent les ajustements nécessaires pour tenir compte de l'effet cumulatif du changement de méthode d'épuisement et de l'incidence du changement sur l'épuisement constaté par la suite selon les PCGR de l'Australie.

Impôts

Mise à part l'incidence des actifs et des passifs d'impôts découlant des écarts temporaires provenant des différences entre les PCGR de l'Australie et les PCGR des États-Unis, le traitement comptable des impôts sur les bénéfices selon les PCGR de l'Australie et selon les PCGR des États-Unis, dans la mesure où ceux-ci s'appliquent à la société, ne comporte pas de différence importante.

Actions privilégiées

La société a émis à ses deux actionnaires ordinaires des actions privilégiées rachetables au gré de la société. La société peut racheter les actions privilégiées par vote unanime des administrateurs. Tous les administrateurs sont nommés par les actionnaires ordinaires de la société.

Selon les PCGR de l'Australie, les actions privilégiées ont été classées à titre de composante des capitaux propres puisque l'émetteur n'est pas tenu présentement de transférer des actifs au porteur d'actions privilégiées.

Dans le contexte des PCGR des États-Unis, l'EITF Topic D-98 prévoit que si les porteurs d'actions privilégiées contrôlent le vote des administrateurs au moyen d'une représentation directe ou d'autres droits, les actions privilégiées sont rachetables au gré du porteur et leur classement en dehors des capitaux propres est requis. En ce qui a trait à la société, les porteurs d'actions privilégiées exercent un contrôle sur les administrateurs au moyen des actions ordinaires qu'ils détiennent. Les PCGR des États-Unis exigent que les actions privilégiées soient inscrites à leur juste valeur au moment de l'émission et portées à leur valeur de rachat lorsqu'un rachat est probable. La majoration est comptabilisée dans l'état des résultats afin d'établir le bénéfice net attribuable aux actionnaires ordinaires. Les dividendes sur les actions privilégiées rachetables, qu'ils soient déclarés ou non, sont constatés d'une manière semblable.

Les rapprochements comprennent les ajustements nécessaires au retrait des actions privilégiées des capitaux propres, à la constatation du passif lié aux dividendes non versés et à la constatation des dividendes dans la détermination du bénéfice net attribuable aux actionnaires ordinaires.

État des flux de trésorerie

Selon les PCGR de l'Australie et les PCGR des États-Unis, un état des flux de trésorerie, qui donne des informations sur les flux de trésorerie liés aux activités d'exploitation, d'investissement et de financement, doit être présenté. Selon les PCGR des États-Unis, il n'est pas possible d'utiliser les soldes conservés dans le compte de réserve pour créances prioritaires. En conséquence, aux fins des PCGR des États-Unis, ces montants sont classés à titre d'activités d'investissement et ne sont pas traités comme une partie de l'encaisse.

MINERA ALUMBRERA LIMITED

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS ET EN FAISANT PARTIE - 31 MARS 2003

7. Rapprochement avec les PCGR des États-Unis (suite)

État des flux de trésorerie (suite)

Le tableau ci-dessous présente l'encaisse et des données tirées de l'état des flux de trésorerie, établies selon les PCGR des États-Unis, aux 31 mars 2003 et 2002 et pour les périodes de neuf mois terminées à ces dates.

Flux de trésorerie selon les PCGR des États-Unis	**Périodes de neuf mois terminées les 31 mars**	
	2003	**2002**
	$ US	**$ US**
	(non vérifié)	**(non vérifié)**
Flux de trésorerie liés aux activités d'exploitation	**158 222 788**	115 182 122
Flux de trésorerie liés aux activités d'investissement	**5 739 374**	(32 184 926)
Flux de trésorerie liés aux activités de financement	**(95 644 317)**	(35 310 325)
Augmentation (diminution) nette de l'encaisse	**68 317 845**	47 686 871
Encaisse au début de la période	**47 369 579**	17 042 140
Encaisse à la fin de la période	**115 687 424**	64 729 011
Encaisse selon les PCGR de l'Australie	**139 087 424**	80 639 059
Ajustements requis selon les PCGR des États-Unis		
Compte de réserve pour créances prioritaires	**(23 400 000)**	(15 910 048)
Encaisse selon les PCGR des États-Unis	**115 687 424**	64 729 011

Rapprochement avec les PCGR du Canada

Les principes comptables généralement reconnus des États-Unis diffèrent des principes comptables généralement reconnus du Canada (« PCGR du Canada ») qui s'appliquent à la société. Les principales différences ont trait à la comptabilisation des frais de démarrage, de la capitalisation des intérêts, de la comptabilisation des instruments dérivés, de l'effet cumulatif du changement de méthode d'épuisement, des actions privilégiées et des frais de remise en état. La comptabilisation de ces éléments selon les PCGR des États-Unis a été présentée plus haut. Les PCGR du Canada sont similaires aux PCGR de l'Australie en ce qui a trait à la comptabilisation des frais de démarrage, de la capitalisation des intérêts, de la comptabilisation des instruments dérivés, de l'effet cumulatif du changement de méthode d'épuisement, des actions privilégiées et des frais de remise en état. Selon les PCGR du Canada, ces éléments sont comptabilisés comme suit :

- les frais de démarrage sont capitalisés et amortis sur la durée de l'avantage;
- la capitalisation des intérêts cesse lorsque les biens sont prêts à être utilisés;
- les gains et les pertes de couverture sur les instruments dérivés désignés et efficaces à titre de couverture sont reportés et constatés lorsque l'opération prévue a lieu;
- le changement de méthode d'amortissement ou d'épuisement est comptabilisé à titre de modification d'estimations;
- les frais de remise en état sont constatés prospectivement selon la méthode de l'amortissement proportionnel au rendement;
- les actions privilégiées sont classées dans les capitaux propres.

Dans le cadre du rapprochement des PCGR des États-Unis et des PCGR du Canada, les ajustements apportés à ces éléments sont contrepassés, y compris l'incidence fiscale connexe. Les capitaux propres calculés selon les PCGR du Canada s'établissaient à 636 830 568 $ au 31 mars 2003 et à 582 207 502 $ au 31 mars 2002. Le bénéfice net attribuable aux actionnaires ordinaires pour les périodes de neuf mois terminées les 31 mars 2003 et 2002, calculé selon les PCGR du Canada, s'est établi à 32 722 548 $ et à 117 943 206 $, respectivement.

MINERA ALUMBRERA LIMITED

DÉCLARATION DES ADMINISTRATEURS

Les administrateurs déclarent que les états financiers intermédiaires et les notes afférentes présentés aux pages H-2 à H-18 :

a) sont conformes aux normes comptables et aux autres exigences professionnelles obligatoires de présentation de l'Australie (les « principes comptables généralement reconnus de l'Australie »); et

b) donnent une image fidèle de la situation financière de la société aux 31 mars 2003 et de sa performance, telle qu'elle est représentée par les résultats de son exploitation et ses flux de trésorerie, pour chacune des périodes de neuf mois terminées les 31 mars 2003 et 2002.

De l'avis des administrateurs :

a) il existe des motifs raisonnables de croire que la société sera en mesure de rembourser ses dettes à l'échéance.

La présente déclaration est faite conformément à une résolution des administrateurs.

(signé) Larry Stoehr
Larry Stoehr - BHP-Billiton, administrateur
Le • mai 2003

(signé) Ian Telfer
Ian Telfer, BHP-Billiton, administrateur

États financiers consolidés pro forma non vérifiés de

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Deloitte & Touche, s.r.l.
P.O. Box 49279
Four Bentall Centre
2800 – 1055 Dunsmuir Street
Vancouver (Colombie-Britannique)
V7X 1P4

Tél. : (604) 669-4466
Téléc. : (604) 685-0395
www.deloitte.ca

Deloitte & Touche

États financiers consolidés pro forma de Northern Orion Resources Inc.

(auparavant Northern Orion Explorations Ltd.)

Le bilan consolidé pro forma de Northern Orion Resources Inc. au 31 mars 2003 et les états consolidés pro forma des résultats pour le trimestre terminé le 31 mars 2003 et l'exercice terminé le 31 décembre 2002 qui suivent illustrent sur une base pro forma l'incidence de certaines opérations décrites plus en détail dans les présents états financiers et reflètent les hypothèses importantes décrites dans les notes complémentaires.

Rapport sur la compilation

Nous avons procédé à un examen portant uniquement sur la compilation du bilan consolidé pro forma de Northern Orion Resources Inc. au 31 mars 2003 ci-joint, ainsi que des états consolidés pro forma des résultats pour le trimestre terminé le 31 mars 2003 et l'exercice terminé le 31 décembre 2002, qui ont été préparés pour inclusion dans le prospectus daté du 25 juillet 2003. À notre avis, le bilan consolidé pro forma et les états consolidés pro forma des résultats ont été compilés correctement pour refléter les opérations proposées et les hypothèses décrites dans les notes complémentaires.

Deloitte & Touche, s.r.l.

Comptables agréés
Vancouver (Colombie-Britannique)
Le 25 juillet 2003

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Bilan consolidé pro forma

Au 31 mars 2003

(non vérifié)

(montants exprimés en milliers de dollars)

	Northern Orion Resources Inc.	Note 5	Ajustements pro forma	Données pro forma – Northern Orion Resouces Inc.
ACTIF				
Espèces et quasi-espèces	4 103 $	a)	105 355 $	8 818 $
		a)	(7 800)	
		b)	(81 600)	
		b)	(6 140)	
		c)	(1 360)	
		d)	(4 896)	
		e)	4 080	
		e)	(204)	
		e)	(2 720)	
Titres négociables	93		-	93
Sommes à recevoir d'apparentés	16		-	16
Débiteurs	303		-	303
Charges payées d'avance	70		-	70
	4 585		4 715	9 300
IMMOBILISATIONS CORPORELLES	2 186		-	2 186
PROPRIÉTÉS MINIÈRES	81 124	d)	16 255	97 806
		e)	223	
		e)	204	
INVESTISSEMENT DANS MINERA ALUMBRERA LTD.	-	b)	128 540	129 900
		c)	1 360	
	87 895 $		151 297 $	239 192 $
PASSIF				
À COURT TERME				
Créditeurs et charges à payer	670 $		- $	670 $
Sommes à payer à des apparentés	55		-	55
	725		-	725
SOMME À PAYER À RIO ALGOM LIMITED	-	b)	40 800	40 800
SOMME À PAYER À BHP BILLITON	-	d)	11 359	11 359
TITRES D'EMPRUNT CONVERTIBLES	-	e)	3 032	312
		e)	(2 720)	
PROVISION POUR REMISE EN ÉTAT	40		-	40
IMPÔTS FUTURS	24 485		-	24 485
	25 250		52 471	77 721
CAPITAUX PROPRES				
Capital-actions	162 417	a)	105 355	259 972
		a)	(7 800)	
Bons de souscription	-	e)	223	223
Composante capitaux propres des titres d'emprunt convertibles	-	e)	1 048	1 048
Surplus d'apport	885		-	885
Déficit	(100 657)		-	(100 657)
	62 645		98 826	161 471
	87 895 $		151 297 $	239 192 $

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

État consolidé pro forma des résultats

Trimestre terminé le 31 mars 2003
(non vérifié)
(montants exprimés en milliers de dollars)

	Northern Orion Resources Inc.	Note 5	Ajustements pro forma	Données pro forma – Northern Orion Resources Inc.
CHARGES				
Frais généraux et administratifs	230 $		- $	230 $
Amortissement et épuisement	1		-	1
Frais de gestion	-		-	-
Gain de change	(20)		-	(20)
Intérêts sur la somme à payer à Rio Algom Limited	-	b)	387	387
Honoraires et frais de consultation	985		-	985
Autres charges (produits)	(35)		-	(35)
Indemnités de départ et frais de restructuration	10		-	10
PERTE AVANT L'ÉLÉMENT SOUS-MENTIONNÉ	(1 171)		(387)	(1 558)
QUOTE-PART DU BÉNÉFICE DE MINERA ALUMBRERA LTD.	-	b)	2 935	2 935
PERTE NETTE DE LA PÉRIODE	(1 171) $		2 548 $	1 377 $
PERTE PAR ACTION				
De base et diluée	(0,01) $			0,01 $
NOMBRE MOYEN PONDÉRÉ D'ACTIONS EN CIRCULATION	189 045 366	a)	810 423 101	99 946 847
		f)	(899 521 620)	

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

État consolidé pro forma des résultats

Exercice terminé le 31 décembre 2002
(non vérifié)
(montants exprimés en milliers de dollars)

	Northern Orion Resouces Inc.	Note 5	Ajustements pro forma	Données pro forma – Northern Orion Resouces Inc.
CHARGES				
Frais généraux et administratifs	552 $		- $	552 $
Amortissement et épuisement	5		-	5
Intérêts et financement	-		-	-
Frais de gestion	-		-	-
Gain de change	(1)		-	(1)
Intérêts sur la somme à payer à Rio Algom Limited	-	b)	1 546	1 546
Honoraires et frais de consultation	907		-	907
Autres charges (produits)	(21)		-	(21)
Indemnités de départ et frais de restructuration	550		-	550
PERTE AVANT L'ÉLÉMENT SOUS-MENTIONNÉ	(1 992)		(1 546)	(3 538)
QUOTE-PART DU BÉNÉFICE DE MINERA ALUMBRERA LTD.	-	b)	22 447	22 447
PERTE NETTE (BÉNÉFICE NET) DE L'EXERCICE	(1 992) $		20 901 $	18 909 $
(PERTE) BÉNÉFICE PAR ACTION De base et dilué(e)	(0,01) $			0,20 $
NOMBRE MOYEN PONDÉRÉ D'ACTIONS EN CIRCULATION	150 263 106	a)	810 423 101	96 068 621
		f)	(864 617 586)	

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Au 31 mars 2003 et au 31 décembre 2002
(non vérifié)

1. MODE DE PRÉSENTATION

Les états financiers consolidés pro forma non vérifiés de Northern Orion Resources Inc. (« Northern Orion ») au 31 mars 2003, pour le trimestre terminé le 31 mars 2003 et pour l'exercice terminé le 31 décembre 2002 ont été préparés par la direction à la suite de l'acquisition par Northern Orion d'une participation de 12,5 % dans Minera Alumbrera Limited (« MAA »), de l'acquisition d'une participation additionnelle de 72 % dans le projet Agua Rica (« Agua Rica ») et d'autres opérations connexes. Ces états financiers ont été compilés à partir des états suivants, qui y sont inclus :

a) Un bilan pro forma combinant le bilan non vérifié de Northern Orion au 31 mars 2003 avec une participation de 12,5 % dans MAA et la participation restante de 72 % dans Agua Rica, ces participations étant fondées sur le coût d'acquisition.

b) Un état pro forma des résultats combinant l'état des résultats non vérifié de Northern Orion pour le trimestre terminé le 31 mars 2003 et la quote-part du bénéfice de MAA qui revient à la Société pour le trimestre terminé le 31 mars 2003 fondée sur la valeur de consolidation des résultats non vérifiés (Annexe 1a).

c) Un état pro forma des résultats combinant l'état des résultats vérifié de Northern Orion pour l'exercice terminé le 31 décembre 2002 et la quote-part du bénéfice de MAA qui revient à la Société pour l'exercice terminé le 31 décembre 2002 fondée sur la valeur de consolidation des résultats non vérifiés (Annexe 1b).

Le bilan pro forma au 31 mars 2003 a été préparé suivant l'hypothèse que les opérations décrites à la note 3 avaient eu lieu le 31 mars 2003. Les états pro forma des résultats pour l'exercice terminé le 31 décembre 2002 et pour le trimestre terminé le 31 mars 2003 ont été préparés en supposant que les opérations décrites à la note 3 avaient eu lieu le premier jour des périodes comptables respectives.

La direction est d'avis que les présents états financiers consolidés pro forma comprennent tous les ajustements nécessaires à la présentation fidèle des opérations décrites à la note 3 conformément aux principes comptables généralement reconnus du Canada dans le cadre d'une application conforme aux conventions comptables de Northern Orion. Les états financiers consolidés pro forma ne visent pas à refléter les résultats ni la situation financière de Northern Orion qui auraient été obtenus si les opérations proposées avaient été effectuées aux dates indiquées. En outre, l'information financière pro forma n'est pas forcément représentative des résultats futurs.

Les états financiers pro forma non vérifiés doivent être lus en parallèle avec les états financiers historiques et les notes complémentaires de Northern Orion et de MAA décrits ci-dessus et aux Annexes 1 a) et b).

2. RÉSUMÉ DES PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers pro forma non vérifiés ont été compilés conformément aux principales conventions comptables telles qu'elles sont présentées dans les états financiers vérifiés de Northern Orion pour l'exercice terminé le 31 décembre 2002, qui sont compris ailleurs dans ce prospectus. Les principales conventions comptables de MAA ajustées conformément aux principes comptables généralement reconnus du Canada (« PCGR du Canada ») (Annexe 1c) correspondent, à tous les égards importants, aux conventions de Northern Orion.

3. ACQUISITIONS

a) *Acquisition de Minera Alumbrera Limited*

Le 29 mars 2003, la Société a conclu une entente avec Wheaton River Minerals Ltd. (« Wheaton ») en vertu de laquelle la Société participera à l'acquisition, pour 180 M$ US (244,8 M$ CA), d'une participation de 25 % dans MAA de Rio Algom Limited (« Rio Algom »), une filiale en propriété exclusive de BHP Billiton (« BHP »). Rio Algom a accepté de reporter le paiement d'un montant maximal de 55 M$ US (74,8 M$ CA) du prix d'acquisition jusqu'au 30 mai 2005. La première tranche reportée de 25 M$ US portera intérêt au TIOL majoré de 2 %. La tranche reportée suivante de 5 M$ US portera intérêt au TIOL majoré de 5 %. À la clôture, la Société et Wheaton auront fait l'acquisition d'une participation nette indirecte de 12,5 % chacune dans MAA auprès de Rio Algom. L'acquisition a été conclue le 24 juin 2003.

Aux termes de l'entente, la Société a remboursé à Wheaton 1 M$ US (1,36 M$ CA) au titre des frais que Wheaton a engagés relativement au contrôle diligent lors de l'acquisition de sa participation initiale de 25 % dans MAA.

L'acquisition de MAA est comptabilisée à la valeur de consolidation; en vertu de cette méthode de comptabilisation, le placement sera initialement comptabilisé au coût et la valeur comptable sera rajustée par la suite afin d'inclure la quote-part des résultats revenant à l'émetteur. Le prix d'acquisition de la participation de 12,5 % de la Société est de 90 M$ US (122,4 M$ CA). La quote-part du bénéfice est fondée sur les états des résultats non vérifiés de MAA pour le trimestre terminé le 31 mars 2003 et pour l'exercice terminé le 31 décembre 2002, après retraitement des principes comptables généralement reconnus de l'Australie (« PCGR de l'Australie ») pour refléter les PCGR du Canada (se reporter aux Annexes 1a) et 1b) respectivement). L'excédent de la valeur comptable sur le prix d'acquisition de l'actif net de 42 M$ sera affecté aux propriétés minières.

3. ACQUISITIONS (suite)

b) Acquisition de Agua Rica

Le 23 avril 2003, la Société a conclu une entente avec BHP afin d'acquérir de cette dernière une participation approximative de 72 % dans le projet Agua Rica pour une contrepartie de 12,6 M$ US (17,1 M$ CA). BHP a accepté de reporter une tranche de 9 M$ US (12,2 M$ CA) de cette somme (le « paiement différé »), sans intérêt, jusqu'au 30 juin 2005. Les intérêts théoriques du paiement différé évalués à 0,84 M$ CA seront amortis par dotation au coût de la propriété minière et à la somme à payer à BHP selon une répartition égale sur la durée de la dette. Le solde de 3,6 M$ US (4,9 M$ CA) était payable à la clôture, soit le 8 mai 2003. À la suite de cette acquisition, la Société détiendra le projet Agua Rica en totalité.

Relativement à cette acquisition, la Société a conclu une convention de crédit datée du 22 avril 2003 avec Endeavour Mining Capital Corp. (« Endeavour ») en vertu de laquelle Endeavour a accepté de consentir un prêt convertible de 3 M$ US (4,1 M$ CA) (le « prêt ») pour financer une tranche du paiement initial devant être versé à BHP. Le prêt est d'une durée de six mois et porte intérêt au taux annuel de 10 %. En vertu de cette convention, la Société a émis 3 000 000 de bons de souscription à Endeavour pouvant être exercés au prix de 0,15 $ et permettant l'acquisition d'une action ordinaire sur une période de deux ans à compter de la date d'émission; la juste valeur des bons de souscription s'établit à 223 000 $ CA et a été incluse dans le coût d'acquisition de la propriété. Le prêt peut être converti au gré de Endeavour avant le 8 novembre 2003 en actions ordinaires de la Société à un prix de conversion de 0,20 $ ou, si le montant non réglé n'est pas remboursé à cette date, au prix de 0,175 $ jusqu'au 8 mai 2004. Endeavour a reçu, au titre de la commission d'engagement et des prélèvements, un montant de 150 000 $ US (204 000 $ CA) pour la conclusion de ces arrangements.

4. HYPOTHÈSES PRO FORMA

Les états financiers consolidés pro forma tiennent compte des hypothèses pro forma suivantes :

a) Réalisation de l'acquisition de la participation de 12,5 % de Rio Algom dans MAA.

b) Réalisation du placement privé visant la vente de 810 423 101 bons de souscription spéciaux de Northern Orion pour un produit brut de 105,4 M$. Chaque bon de souscription spécial, au prix de 0,13 $, comprend une action ordinaire et la moitié d'un bon de souscription, un bon de souscription entier permettant à son porteur d'acheter une action additionnelle de la Société au prix de 0,20 $ l'action jusqu'au 29 mai 2008.

c) Réalisation de l'acquisition de la participation de 72 % de BHP dans Agua Rica.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Notes complémentaires

Au 31 mars 2003 et au 31 décembre 2002
(non vérifié)

4. HYPOTHÈSES PRO FORMA (suite)

d) Les ajustements pro forma décrits à la note 5 ci-dessous reflètent toutes les opérations importantes de Northern Orion réalisées après le 31 mars 2003.

5. AJUSTEMENTS APPORTÉS AUX ÉTATS FINANCIERS PRO FORMA

Les ajustements apportés aux bilans pro forma au 31 mars 2003 et aux états consolidés pro forma des résultats pour l'exercice terminé le 31 décembre 2002 et le trimestre terminé le 31 mars 2003 sont les suivants :

a) Comptabilisation de l'émission de 810 403 101 actions ordinaires et de 405 210 155 bons de souscription d'actions ordinaires découlant du financement par bons de souscription spéciaux pour un produit brut de 105,4 M$. Comptabilisation des frais d'émission d'actions estimés à 7,8 M$.

b) Comptabilisation de l'acquisition d'une participation de 12,5 % dans MAA pour 90 M$ US (122,4 M$ CA) et des frais d'acquisition de 4,5 M$ US (6,4 M$ CA) (une tranche de 60 M$ US (81,6 M$ CA) a été versée en espèces et une tranche de 30 M$ US (40,8 M$ CA) demeure à payer à Rio Algom). Les états consolidés pro forma des résultats comprennent la quote-part de la Société du bénéfice de MAA et les intérêts sur la somme à payer à Rio Algom.

c) Comptabilisation du paiement de 1 M$ US (1,36 M$ CA) à Wheaton.

d) Comptabilisation de l'acquisition de la participation de 72 % dans le projet Agua Rica pour 12,6 M$ US (17,1 M$ CA), dont une tranche de 3,6 M$ US (4,9 M$ CA) a été versée en espèces et une tranche de 9 M$ US (12,2 M$ CA) demeure à payer à BHP.

e) Comptabilisation du prêt convertible consenti par Endeavour ainsi que des intérêts et des frais d'accroissement connexes. Comptabilisation du remboursement de 2,0 M$ US (2,72 M$ CA) sur ce prêt.

f) Comptabilisation de l'incidence du regroupement d'actions sur une base de dix (10) contre une (1).

6. CONVERSION DE DEVISES

Tous les états, y compris les états financiers de MAA, ont été convertis en dollars canadiens ($ CA) au taux de change 1 $ US = 1,36 $ CA, soit le taux de clôture en vigueur le 18 juin 2003.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Annexe 1a)

États financiers consolidés pro forma
État des résultats de Minera Alumbrera Limited

Trimestre terminé le 31 mars 2003
(montants exprimés en milliers de dollars)

	PCGR de l'Australie					PCGR du Canada	
	Neuf mois terminés le 31 mars 2003	Semestre terminé le 31 décembre 2002	Trimestre terminé le 31 mars 2003		Ajustements liés aux PCGR	Trimestre terminé le 31 mars 2003	
	($ US)	($ US)	($ US)	($ CA)	(Annexe 1c)	100 %	12,5 %
VENTES	382 408 $	255 067 $	127 341 $	173 184 $	(5 086) $	168 098 $	21 012 $
COÛTS DES VENTES	273 657	188 958	84 699	115 191	(11 795)	103 396	12 924
BÉNÉFICE TIRÉ DES ACTIVITÉS MINIÈRES	108 751	66 109	42 642	57 993	6 709	64 702	8 088
CHARGES ET AUTRES PRODUITS							
Frais généraux et administratifs	77	64	13	18	498	516	64
Intérêts et financement	19 561	15 258	4 303	5 852	(2 135)	3 717	465
Autres (produits) charges	(146)	1 172	(1 318)	(1 792)	-	(1 792)	(224)
	19 492	16 494	2 998	4 078	(1 637)	2 441	305
BÉNÉFICE (PERTE) AVANT CE QUI SUIT	89 259	49 615	39 644	53 915	8 346	62 261	7 783
CHARGE (ÉCONOMIE) D'IMPÔTS	62 859	36 184	26 675	36 278	2 504	38 782	4 848
BÉNÉFICE NET	26 400 $	13 431 $	12 969 $	17 637 $	5 842 $	23 479 $	2 935 $

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

Annexe 1b)

États financiers consolidés pro forma

État des résultats de Minera Alumbrera Limited

Exercice terminé le 31 décembre 2002

(montants exprimés en milliers de dollars)

	PCGR de l'Australie						PCGR du Canada	
	Semestre terminé le 31 décembre 2002	Période de douze mois terminée le 30 juin 2002	Semestre terminé le 31 décembre 2001	Exercice terminé le 31 décembre 2002		Ajustements liés aux PCGR	Exercice terminé le 31 décembre 2002	
	($ US)	($ US)	($ US)	($ US)	($ CA)	(Annexe 1c)	100 %	12,5 %
VENTES	255 067 $	518 202 $	231 752 $	541 517 $	736 463 $	(32 041) $	704 422 $	88 053 $
COÛTS DES VENTES	188 958	422 711	204 019	407 650	554 404	(15 560)	538 844	67 355
BÉNÉFICE TIRÉ DES ACTIVITÉS MINIÈRES	66 109	95 491	27 733	133 867	182 059	(16 481)	165 578	20 698
CHARGES ET AUTRES PRODUITS								
Frais généraux et administratifs	64	35	50	49	67	1 953	2 020	252
Intérêts et financement	15 258	41 614	25 513	31 359	42 648	342	42 990	5 374
Autres (produits) charges	1 172	(404)	60	708	963	-	963	120
	16 494	41 245	25 623	32 116	43 678	2 295	45 973	5 746
BÉNÉFICE (PERTE) AVANT CE QUI SUIT	49 615	54 246	2 110	101 751	138 381	(18 776)	119 605	14 952
CHARGE (ÉCONOMIE) D'IMPÔTS	36 184	(94 693)	1 041	(59 550)	(80 988)	8 656	(72 332)	(9 041)
BÉNÉFICE NET	13 431 $	148 939 $	1 069 $	161 301 $	219 369 $	(27 432) $	191 937 $	23 993 $

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

États financiers de MAA
Différences au titre des PCGR

Au 31 mars 2003 et au 31 décembre 2002
(non vérifié)

CONSTATATION DES PRODUITS

La Société constate les produits tirés des ventes en fonction des clauses contractuelles, en général lors du transbordement des produits qui correspond aussi au transfert des risques et avantages liés à la propriété.

En vertu des PCGR des États-Unis, aux termes du SAB 101 intitulé « *Revenue Recognition in Financial Statements* », et conformément aux PCGR du Canada, les produits ne peuvent être constatés tant que le titre juridique et les risques et avantages liés à la propriété n'ont pas été transférés. Dans le cas de certaines ventes de la Société, le titre n'est pas transféré tant que certains documents n'ont pas été remis au client et que le paiement n'a pas été reçu. Par conséquent, les rapprochements comprennent des ajustements de contre-passation au titre a) des produits constatés conformément aux PCGR de l'Australie pour lesquels le titre n'a pas été transféré à la fin de la période; b) des débiteurs commerciaux correspondants; c) de la réintégration des stocks; et d) des coûts des ventes.

OPÉRATIONS AU TITRE DE VENTES À LIVRER

Au cours de l'exercice 2001, la Société a constaté des produits tirés de la vente de concentré stocké conformément aux clauses contractuelles. Les contrats prévoient le transfert du titre et des risques et avantages liés à la propriété à la réception du paiement et à la signature d'un certificat d'entrepôt qui atteste que le concentré de cuivre était stocké dans l'entrepôt du port et que l'acheteur pouvait en disposer de façon non révocable; ces deux conditions on été remplies avant la fin de l'exercice. La livraison du concentré a été effectuée après la fin de l'exercice.

Pour que les produits puissent être constatés lorsque la livraison n'a pas eu lieu, les critères suivants s'appliquent :

1. Les risques liés à la propriété doivent avoir été transférés à l'acheteur;

2. Le client doit avoir conclu un engagement fixe visant l'achat des biens, de préférence par écrit;

3. L'acheteur, et non le vendeur, doit demander que l'opération soit effectuée au titre de vente à livrer. L'acheteur doit avoir un motif commercial important justifiant l'achat des biens au titre de vente à livrer;

4. Un calendrier fixe de livraison des biens doit être établi. La date de livraison doit être raisonnable et en accord avec le motif commercial de l'acheteur (p. ex., les périodes de stockage sont d'usage dans l'industrie);

5. Le vendeur ne doit pas avoir obligations d'exécution particulières qui empêchent l'achèvement du processus de génération de produits;

OPÉRATIONS AU TITRE DE VENTES À LIVRER (suite)

6. Les produits commandés doivent avoir été séparés des stocks du vendeur et ne doivent pas être affectés à d'autres commandes;

7. Le produit doit être prêt à être livré.

Les opérations n'ont pas satisfait tous les critères ci-dessus. Par conséquent, les rapprochements comprennent des ajustements visant à constater les ventes au cours de l'exercice 2002.

IMPUTATION DES CHARGES INDIRECTES AUX STOCKS

La Société détermine la valeur des stocks selon la méthode du coût complet, y compris l'imputation des charges indirectes fixes et variables.

Conformément aux PCGR du Canada, le coût des stocks signifie globalement le coût d'acquisition et le coût de production, et correspond à la somme des dépenses et des charges directes ou indirectes qui ont été engagées au titre de la transformation d'un article dans son état actuel et de son transport à l'endroit désigné.

Les rapprochements comprennent les ajustements liés à la contre-passation de certaines charges indirectes enregistrées au poste des stocks à long terme qui ne concordent pas avec la définition ci-dessus.

FRAIS D'ÉMISSION DE TITRES DE CRÉANCE

La Société a capitalisé dans les frais d'émission de titres de créance les primes payées en vertu d'une assurance contre les risques politiques sur les emprunts et certains frais juridiques liés à la modification du contrat de garantie lié au prêt.

Selon les PCGR du Canada, la capitalisation de ces frais n'est pas permise.

Les rapprochements comprennent des ajustements de contre-passation des montants capitalisés et de l'amortissement qui s'y rattache.

MÉTHODE DE L'INTÉRÊT EFFECTIF

La Société amortit les frais d'émission de titres de créance selon la méthode linéaire sur la durée des emprunts respectifs.

Conformément aux PCGR du Canada, les frais d'émission de titres de créance sont amortis sur la durée de la créance selon la méthode de l'intérêt effectif.

NORTHERN ORION RESOURCES INC.

(auparavant Northern Orion Explorations Ltd.)

États financiers de MAA
Différences au titre des PCGR

Au 31 mars 2003 et au 31 décembre 2002
(non vérifié)

MÉTHODE DE L'INTÉRÊT EFFECTIF (suite)

Les rapprochements comprennent des ajustements de contre-passation liés aux PCGR de l'Australie et de comptabilisation de l'amortissement selon la méthode de l'intérêt effectif.

IMPOSITION

Mis à part l'incidence des actifs et des passifs d'impôts découlant des écarts temporaires occasionnée par les différences entre les PCGR de l'Australie et les PCGR du Canada, il n'existe aucune différence importante en matière de comptabilisation des impôts sur les bénéfices entre les PCGR de l'Australie et les PCGR du Canada, tels qu'ils s'appliquent à la Société.

ATTESTATION DE L'ÉMETEUR

Le 25 juillet 2003

Le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux actions ordinaires et aux bons de souscription émis à l'exercice des bons de souscription spéciaux, conformément à la partie 9 de la *Securities Act* (Colombie-Britannique), à la partie 8 de la *Securities Act* (Alberta), à la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), à la partie XV de la *Loi sur les valeurs mobilières* (Ontario) et à l'article 64 de la *Securities Act* (Nouvelle-Écosse) et aux règlements d'application de ces lois. Le présent prospectus ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement, comme l'exigent la *Loi sur les valeurs mobilières* (Québec) et son règlement d'application.

Le chef de la direction,

David Cohen
DAVID COHEN

La chef des services financiers,

Shannon Ross
SHANNON ROSS

Au nom du conseil d'administration

Robert Cross
ROBERT CROSS
Administrateur

Stephen J. Wilkinson
STEPHEN J. WILKINSON
Administrateur

ATTESTATION DES PRENEURS FERMES

Le 25 juillet 2003

À notre connaissance, le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux actions ordinaires et aux bons de souscription émis à l'exercice des bons de souscription spéciaux, conformément à la partie 9 de la *Securities Act* (Colombie-Britannique), à la partie 8 de la *Securities Act* (Alberta), à la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), à la partie XV de la *Loi sur les valeurs mobilières* (Ontario) et à l'article 64 de la *Securities Act* (Nouvelle-Écosse) et aux règlements d'application de ces lois. À notre connaissance, le présent prospectus ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des actions ordinaires et des bons de souscription émis à l'exercice des bons de souscription spéciaux, comme l'exigent la *Loi sur les valeurs mobilières* (Québec) et son règlement d'application.

pour **GRIFFITHS McBURNEY & ASSOCIÉS**

Mark Wellings
MARK WELLINGS

pour **BMO NESBITT BURNS INC.**

Egizio Bianchini
EGIZIO BIANCHINI

pour **LA CORPORATIONCANACCORD CAPITAL**

Peter Brown
PETER BROWN

pour **VALEURS MOBILIÈRES PACIFIC INTERNATIONAL INC.**

Bert Quattrociocchi
BERT QUATTROCIOCCHI

pour **VALEURS MOBILIÈRES ORION INC.**

Douglas Bell
DOUGLAS BELL

pour **SALMAN PARTNERS INC.**

Terrence K. Salman
TERRENCE K. SALMAN

pour **McFARLANE GORDON INC**

Bradley D. Griffiths
BRADLEY D. GRIFFITHS

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), or the securities laws of any state of the United States of America, and subject to certain exemptions, may not be offered or sold in the United States of America. See "Plan of Distribution."

PROSPECTUS

New Issue July 25, 2003

NORTHERN ORION RESOURCES INC.
(exploration company)

Suite 250, 1075 West Georgia Street
Vancouver, B.C. V6E 3C9
(604) 689-9663

$105,352,403.13

81,040,310 Common Shares and
40,520,155 Common Share Purchase Warrants issuable upon the exercise of
810,403,101 previously issued Special Warrants

This prospectus (the "Prospectus") qualifies the distribution of 81,040,310 common shares ("Common Shares") and 40,520,155 common share purchase warrants ("Warrants") of Northern Orion Resources Inc. (the "Issuer") issuable upon the exercise or deemed exercise of 810,403,101 previously issued special warrants ("Special Warrants") of the Issuer. The Special Warrants were previously distributed by the Issuer by way of private placement (the "Private Placement") pursuant to an underwriting agreement dated May 29, 2003 (the "Underwriting Agreement") between the Issuer and Griffiths McBurney & Partners ("GMP"), BMO Nesbitt Burns Inc. ("BMO"), Canaccord Capital Corporation, Pacific International Securities Inc., Orion Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. (collectively, the "Underwriters") at a price of $0.13 per Special Warrant on May 29, 2003 (the "First Closing"), June 12, 2003 (the "Second Closing") and June 20, 2003 (the "Third Closing").

	Price to Public	Underwriter's Fee(1)	Proceeds to Issuer(2)
Per Special Warrant:	$0.13	$0.0065	$0.1235
Total:	$105,352,403	$5,267,620.15	$100,084,782.85

(1) In consideration for the services rendered by the Underwriters (as defined herein) in connection with the Private Placement, the Issuer agreed to pay the Underwriters a fee (the "Underwriters' Fee") of $5,267,760.15, being 5% of the gross proceeds of the Private Placement, plus interest accumulated on such amount while held in escrow under the Special Warrant Indenture as described herein. No additional fee or commission will be payable to the Underwriters in connection with the issuance of the Common Shares and the Warrants upon exercise or deemed exercise of the Special Warrants. See "Plan of Distribution".

(2) After deducting the Underwriters' Fee, but before deducting the expenses of the Private Placement, which are estimated to be $1,881,000.

The Special Warrants were previously distributed pursuant to prospectus exemptions available under the applicable securities legislation of British Columbia, Alberta, Manitoba, Ontario, Québec and Nova Scotia (the "Qualifying Jurisdictions"). Special Warrants were also placed with residents of

the United States pursuant to exemptions from the registration requirements of the US Securities Act. After giving effect to the Issuer's 10 old for 1 new share capital consolidation which took effect on June 16, 2003 (the "Consolidation") each ten Special Warrants entitle the holder thereof to receive, without payment of additional consideration, one Common Share and one-half of one Warrant at any time before September 30, 2003 or upon the deemed exercise of the Special Warrants on the Expiry Date (as hereinafter defined). Each whole Warrant entitles the holder thereof to acquire one Common Share in the capital of the Issuer (a "Warrant Share") at a price of $2.00 per Warrant Share until 4:00 p.m. (Vancouver time) on May 29, 2008. The Special Warrants and Warrants are subject to customary "anti-dilution" provisions.

In the event that a final prospectus (the "Final Prospectus") qualifying the distribution of the Common Shares and Warrants has not been filed and receipts issued therefore by each of the securities regulators in the Qualifying Jurisdictions on or prior to 5:00 p.m. (Toronto time) on August 29, 2003 (the "Qualification Deadline"), each Special Warrant holder will be entitled to receive 1.1 Common Shares and 0.55 Warrants for every ten Special Warrants exercised thereafter without the payment of additional consideration. If the Final Prospectus has not been filed and a receipt issued therefore by each of the securities regulators in the Qualifying Jurisdictions on or before the Qualification Deadline, the Corporation will nevertheless continue to be obligated to use its reasonable best efforts to file and obtain receipts for the Final Prospectus until 5:00 p.m. (Toronto time) on the Expiry Date. This Prospectus will also qualify the distribution of the additional Special Warrant Shares and Warrants issuable if this penalty is incurred.

The price of the Special Warrants was determined by negotiation between the Issuer and the Underwriters. See "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture". Investment in the securities qualified for distribution under this Prospectus is subject to certain risks and should be considered speculative. See "Risk Factors".

The Issuer has granted Endeavour Mining Capital Corp. ("Endeavour Mining") an option (the "Endeavour Mining Option") entitling Endeavour Mining to acquire, without payment of additional consideration, a conversion option (the "Conversion Option") and a warrant (the "Extension Warrant"). The Endeavour Mining Option is exercisable at any time and shall be deemed to be exercised by Endeavour Mining, without any action on the part of Endeavour Mining on the earlier of: (i) the Qualification Deadline; or (ii) the third business day following the Qualification Date. See "Plan of Distribution". This Prospectus will also qualify the distribution of the Conversion Option and Extension Warrant.

The Issuer's outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NNO". The closing price of the Common Shares on June 30, 2003, the last day on which the Common Shares traded prior to the date of this Prospectus, was $1.48. See "Prior Sales and Trading Information". There is currently no market through which the Special Warrants or Warrants may be sold and purchasers may not be able to resell the Special Warrants or Warrants. The TSX has conditionally approved the listing of the Common Shares and the Warrants distributed under this Prospectus, the Warrant Shares issuable upon exercise of the Warrants and the Common Shares issuable upon exercise of the Conversion Option or the Extension Warrant. Listing will be subject to the Issuer fulfilling all of the listing requirements of the TSX, and, in the case of the listing of the Warrants, is conditional upon distribution of the Warrants to a minimum number of public security holders.

Definitive certificates evidencing the Common Shares and the Warrants issuable upon the exercise or deemed exercise of the Special Warrants will be available for delivery upon such exercise or deemed exercise.

Certain legal matters relating to the Offering will be passed upon by Stikeman Elliott LLP and Perkins Coie LLP on behalf of the Issuer and by Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP on behalf of the Underwriters.

TABLE OF CONTENTS

CURRENCY AND EXCHANGE RATES

This Prospectus contains references to Canadian dollars and United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "United States dollars" or "US$".

The Issuer publishes its financial statements in Canadian dollars. Minera Alumbrera Limited ("MAA") (in which the Issuer acquired an indirect 12.5% interest upon completion of the Alumbrera Acquisition) publishes its financial statements in United States dollars.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2002, as reported by the Bank of Canada, were as follows:

	Year Ended December 31		
	2002	2001	2000
Closing	$1.58	$1.59	$1.50
High	$1.61	$1.60	$1.56
Low	$1.51	$1.49	$1.43
Average[(1)]	$1.57	$1.55	$1.48

(1) Calculated as an average of the daily noon rates for each period.

On July 24, 2003, the Bank of Canada noon rate of exchange was US$1.00 = $1.3962.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains "forward-looking statements". Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of gold and copper; possible variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under "Risk Factors". Although the Issuer has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This prospectus uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

THE ISSUER

The Issuer, Northern Orion Resources Inc., is engaged in the exploration for, and the development of, precious and base metals through direct and indirect foreign subsidiaries and branches. Its principal project is its interest in the Alumbrera Mine (as defined herein). The Issuer also owns the Agua Rica copper project in the Catamarca Province, Argentina (the "Agua Rica Project") and has an indirect 85% interest in the San Jorge copper/gold property near Mendoza, Argentina (the "San Jorge Project") and an undivided 50% interest in the advanced Mantua gold/copper project in Cuba (the "Mantua Project"), which interest has been optioned to a third party. See "Corporate Structure of the Issuer" and "Mineral Property Interests of the Issuer". Unless the context otherwise requires, all references in this Prospectus to the "Issuer" include the Issuer and its subsidiaries.

ALUMBRERA ACQUISITION

Pursuant to a purchase agreement dated April 2, 2003, the Issuer and Wheaton River Minerals Ltd. ("Wheaton") agreed to acquire a 25% interest in the Bajo de la Alumbrera gold/copper mine in the Catamarca Province, Argentina (the "Alumbrera Mine") from Rio Algom Limited ("Rio Algom"), a subsidiary of BHP Billiton (the "Alumbrera Acquisition"). The Issuer and Wheaton each acquired an indirect 12.5% interest in the Alumbrera Mine at the closing of this transaction, which took place on June 24, 2003. The Issuer's interest in the Alumbrera Mine is the Issuer's principal project. See "Alumbrera Acquisition".

THE OFFERING

Private Placement:	This Prospectus qualifies the distribution of 81,040,310 Common Shares and 40,520,155 Warrants issuable upon the exercise or deemed exercise of 810,403,101 Special Warrants previously sold and issued upon the First, Second and Third Closings of the Private Placement. See "Plan of Distribution".
Special Warrants:	Pursuant to the terms of a special warrant indenture dated as of May 29, 2003 as amended June 20, 2003 (the "Special Warrant Indenture") between the Issuer, the Trustee, GMP and BMO, every ten Special Warrants entitle the holder upon exercise or deemed exercise thereof to receive without payment of additional consideration, one Common Share and one half of one Warrant. Each Special Warrant is exercisable by the holder thereof any time until the Expiry Date (as defined herein). If a Final Receipt (as defined herein) for this Prospectus is not issued on or before the Qualification Deadline, each Special Warrant which remains unexercised as at that date will thereafter be exercisable on the basis of 10 Special Warrants into 1.1 Common Shares (in lieu of one Common Share) and 0.55 Warrants (in lieu of 0.5 Warrants), the distribution of which additional securities will also be qualified by this Prospectus. See "Plan of Distribution".

Warrants:	Pursuant to the terms of a warrant indenture (the "Warrant Indenture") dated as of May 29, 2003 between the Issuer and the Trustee, as warrant agent, each whole Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $2.00 per Warrant Share any time prior to 4:00 p.m. (Vancouver time) on May 29, 2008 (such exercise price reflecting the Consolidation).
Conversion Option and Extension Warrant:	This Prospectus also qualifies the distribution of the Conversion Option and the Extension Warrant issuable to Endeavour Mining upon exercise of the Endeavour Mining Option. See "Plan of Distribution".
Use of Proceeds:	The net proceeds of the Private Placement were $98,203,783 after deducting the Underwriters' Fee of $5,267,620.15 and the estimated expenses of the Private Placement (including the expenses of the Underwriters) of $1,881,000. The Issuer has used and intends to use the net proceeds as follows:

		US $	CAD $[1]
(a)	Alumbrera Acquisition:	$60,260,000	$81,953,600
(b)	Expenses of the Alumbrera Acquisition including payment of financial advisory fees:	$4,465,000[2]	$6,072,400
(c)	Repayment of Debt:	$2,000,000	$2,720,000
(d)	General working capital[3]:	$5,484,000	$7,458,000
TOTAL		**$72,209,000**	**$98,204,000**

[1] Converted at US$1.00 = CAD$1.36

[2] See "Alumbrera Acquisition – Financial Advisory Fees."

[3] Plus accumulated interest and exchange rate gains.

See "Use of Proceeds".

Risk Factors:

An investment in the Special Warrants and securities of the Issuer qualified for distribution under this Prospectus is subject to significant risks and should be considered speculative. In evaluating these securities, investors should carefully consider a number of risk factors, including but not limited to the following:

- Exploration, development and operating risks
- Insurance and uninsured risks
- Environmental risks and hazards
- Environmental risks at the Alumbrera Mine
- Permitting
- Infrastructure
- Business interruption risks at the Alumbrera Mine
- Uncertainty in the estimation of ore reserves and mineral resources

- Uncertainty relating to inferred mineral resources
- Need for additional reserves
- Land title
- Competition
- Need for additional capital
- Commodity prices
- Commodity hedging
- Exchange rate fluctuations
- Government regulation
- Foreign operations
- Labour and employment matters
- Economic and political instability
- Foreign subsidiaries
- Acquisition strategy
- Operations of the Issuer following the acquisition
- Joint Ventures
- Market price of Common Shares
- Argentine antitrust laws

See "Risk Factors"

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Issuer's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this Prospectus. See "Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

All financial data presented below are expressed in thousands of dollars, except per share data:

Northern Orion Resources Inc. - Selected Financial Information

	Three Months Ended March 31 (Unaudited)		Years ended December 31		
	2003	2002	2002	2001	2000
For the period:					
Loss	($1,171)	($468)	($1,992)	($1,285)	($23,804)
Cash generated by (applied to) operating activities	(195)	(353)	(2,134)	(1,600)	(669)
Cash generated by (applied to) financing activities	3,782	500	2,446	1,978	2,050
Cash applied to investing activities	(23)	(86)	(160)	(4)	(1,682)
Weighted average number of Common Shares outstanding (thousands)	189,045	114,148	150,263	105,835	85,331
Per Common Share[1]:					
Basic earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)
Diluted earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)

	Three Months Ended March 31 (Unaudited)		Years ended December 31		
	2003	2002	2002	2001	2000
At period end:					
Cash and cash equivalents	4,103	620	539	387	13
Total assets	87,895	84,278	84,217	84,018	83,071
Total liabilities	25,250	32,383	24,953	32,155	52,623
Shareholders' equity	62,645	51,895	59,264	51,863	30,448

(1) Figures do not give effect to the Issuer's 10:1 share consolidation which took effect June 16, 2003.

Selected Unaudited Pro Forma Consolidated Financial Information

The following summary of pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of the consolidated company and is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of the Issuer, and the historical financial statements of MAA, including the notes thereto, included elsewhere in this Prospectus. The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. See schedule 1(c) to the unaudited pro forma consolidated financial statements of the Issuer. The Issuer uses the Canadian dollar as its reporting currency and MAA uses the United States dollar. All financial data presented below is in thousands of Canadian dollars, except per share data and number of shares outstanding.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2002 and for the three months ended March 31, 2003 assume that the Alumbrera Acquisition was completed on January 1, 2002 and January 1, 2003, respectively. The pro forma consolidated balance sheet as at March 31, 2003 assumes that the Alumbrera Acquisition was completed on March 31, 2003.

	Pro Forma for the Three Months Ended March 31, 2003	Pro Forma for the Year Ended December 31, 2002
Operating results:		
Net earnings	$1,377	$18,909
Per Common Share:		
Basic earnings	0.01	0.20
Diluted earnings	0.01	0.20

	Pro Forma as at March 31, 2003
Financial position:	
Cash and cash equivalents	$8,818
Current assets	9,300
Total assets	239,192
Current liabilities	725

	Pro Forma as at March 31, 2003
Total liabilities	77,721
Shareholders' Equity	161,471

CORPORATE STRUCTURE OF THE ISSUER

NAME AND INCORPORATION

The Issuer was incorporated under the name "Northern Orion Resources Ltd." pursuant to the *Company Act* (British Columbia) on April 30, 1986. On October 31, 1986, the memorandum of the Issuer was amended to change the Issuer's name to "Northern Orion Explorations Ltd." On November 28, 1994, the memorandum of the Issuer was amended to increase its authorized capital from 25,000,000 to 100,000,000 common shares without par value. On October 15, 1997, the memorandum and articles of the Issuer were amended to increase the authorized capital from 100,000,000 to 700,000,000 shares divided into 500,000,000 Common Shares, 100,000,000 First Preference Shares without par value and 100,000,000 Second Preference Shares without par value.

On June 16, 2003, the shareholders of the Issuer approved, among other things, the Private Placement and an amendment to the memorandum of the Issuer to increase the number of authorized Common Shares to a number sufficient to permit the issuance of the Common Shares upon the exercise or deemed exercise of the Special Warrants and the issuance of the Warrant Shares upon the exercise of the Warrants. The shareholders of the Issuer also approved a special resolution changing the Issuer's name to "Northern Orion Resources Inc." and the Consolidation. The name change and the Consolidation became effective upon the filing of an amended memorandum of the Issuer with the British Columbia Registrar of Companies on June 16, 2003. Unless otherwise stated, all figures herein relating to the Common Shares, convertible securities of the Issuer and the exercise price of the convertible securities of the Issuer including the Special Warrants and the Warrants are indicated on a post-Consolidation basis. See "Plan of Distribution".

The registered and records office of the Issuer is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and its principal executive office is located at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9.

INTERCORPORATE RELATIONSHIPS

The Issuer conducts operations through foreign direct and indirect subsidiaries and branches ("subsidiaries"). The following chart sets forth the name of each material subsidiary of the Issuer, the jurisdiction of its incorporation or organization and the direct or indirect percentage ownership of the Issuer in such subsidiary as at the date of this Prospectus (excluding interests in subsidiaries acquired as part of the Alumbrera Acquisition, which subsidiaries are described under "Alumbrera Acquisition"):


Northern Orion
Resources Inc.
(British Columbia)
Northern Orion
Holdings SA
100%
(Cayman Islands)
Northern Orion
Argentina Holdings
SA
100%
(Cayman Islands)
Minera Mantua Inc.
100%
(Ontario)
99.2%
GMA Holdings SA
100%
(Cayman Islands)
RAA Holdings SA
100%
(Cayman Islands)
Minera Cobre SA
100%
(Cayman Islands)
0.8%
Minera San Jorge SA
(Argentina)(1)
Recursos
Americanos
Argentinos SA
100%
(Argentina)
Copper Holdings
International LLC
100%
(Delaware)
Cobre Mantua SA
50%
(Cuba)
Agua Rica S.A.M.
100%
(Argentina)
Minera Agua Rica
LLC
100%
(Delaware)
Minera Agua Rica
Succursal
100%
(Argentina)

(1) The Issuer's interest in Minera San Jorge is presently 85% reduced by agreement from the percentages shown above. Certain formalities have not yet been taken to decrease the Issuer's share ownership to 85%.

In connection with the Alumbrera Acquisition, the Issuer has acquired interests in several additional subsidiaries which are not indicated in this chart. See "Alumbrera Acquisition".

Unless the context requires otherwise, all references in this Prospectus to the "Issuer" include the Issuer and its subsidiaries.

BUSINESS OF THE ISSUER

DESCRIPTION OF THE BUSINESS

The Issuer, Northern Orion Resources Inc., is engaged in the exploration for, and the development of, precious and base metals through direct and indirect foreign subsidiaries and branches. Its principal project is its interest in the Alumbrera Mine. The Issuer also owns the Agua Rica Project and has an indirect 85% interest in the San Jorge Project and an undivided 50% interest in the Mantua Project, which interest has been optioned to a third party. See "Corporate Structure of the Issuer" and "Mineral Property Interests of the Issuer".

The Issuer's principal areas of activity are in the countries of Argentina and Cuba. The economic and political environments of these countries are less stable than those of Canada and the United States. Any changes in regulations or shifts in political attitudes in such countries are beyond the control of the Issuer and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to concentration of ownership, restrictions on production, exchange controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims and mine safety. The effect of these factors cannot be accurately predicted. Instability in the Argentinean currency has subjected the Issuer to an increased foreign currency risk. However, most of the Issuer's expenditures in Argentina and Cuba are in United States (US) dollars. The Issuer minimizes the exchange rate risks associated with its operations by maintaining most of its cash in Canadian and US dollars outside of Argentina and Cuba. See "Risk Factors".

The mining industry is intensely competitive in all its phases. The Issuer competes with many companies possessing greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified personnel. See "Risk Factors".

The Issuer does not directly employ any personnel. The Issuer conducts its exploration activities in Argentina and Cuba through consultants. The services of the Issuer's Chief Executive Officer and Chairman are provided under contract and the Issuer contracts for certain administrative services with LMC Management Services Ltd., whose employees and consultants supervise and carry out the day-to-day business of the Issuer under the direction of its Chief Executive Officer.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

During the three fiscal years ended December 31, 2002, financial constraints necessitated a significant reduction in all of the Issuer's activities. The Issuer's principal focus during this period was on reducing costs and maintaining its principal properties. The Issuer historically financed its operations through equity financings and financial support from its former controlling shareholder, Miramar Mining Corporation ("Miramar"). Due to market conditions and depressed copper prices from 1998 forward, the Issuer was unable to access external financing and became increasingly dependent upon Miramar for financial support.

During 2000, the Issuer undertook a restructuring aimed at reducing its dependency on Miramar and enhancing its ability to access external financing. Approximately $18 million of debt owed to Miramar was converted to a royalty and proceeds interest (the "Royalty and Proceeds Interest") pursuant to which Miramar became entitled to a 2.5% net smelter returns royalty on production from the Issuer's interests in the Agua Rica Project, the San Jorge Project and the Mantua Project (collectively, the "Projects"). In addition, it was further agreed that in the event the Issuer sold its interest in any of the Projects, Miramar would be entitled to receive 50% of the proceeds of such disposition to a maximum of $18 million.

In May 2001, the Issuer restructured its financial relationship with Miramar, wherein Miramar agreed to convert approximately $21.2 million of outstanding convertible debt owed to it by the Issuer into Common Shares. The Issuer's remaining indebtedness to Miramar (approximately $6.9 million) was consolidated into promissory notes (the "Convertible Notes"), the principal amount of which was convertible into Common Shares of the Issuer. The maximum amount payable by the Issuer to Miramar under the previously granted Royalty and Proceeds Interest was reduced from approximately $18 million to $15 million, and Miramar relinquished its entitlement to the proceeds of any disposition of the Issuer's interest in the San Jorge Project. Concurrent with this debt restructuring, Miramar granted an option (the "Ontario Option") to 1341180 Ontario Ltd. ("Ontario Ltd."), a company controlled by Robert Cross on all but 1 million of the approximately 7 million common shares of the Issuer which Miramar then held and on the Convertible Notes. The Issuer also concurrently completed a private placement to Valerie Gold Resources (now ValGold Resources Ltd. ("ValGold")) for aggregate gross proceeds of $1,500,000. Mr. Cross was subsequently appointed as a director and the Chairman of the Issuer, and Frank Lang, a director of ValGold, was also appointed as a director of the Issuer.

The restructuring of the Issuer was completed in June 2002 when Ontario Ltd. exercised the Ontario Option and caused the redistribution of 48 million (pre-Consolidation) shares formerly held by Miramar. The Convertible Notes held by Miramar were also converted at this time. Miramar ceased to be a controlling shareholder of the Issuer as a result of these transactions.

During the three financial years ended December 31, 2002, while restructuring efforts were ongoing, efforts were made to reduce the Issuer's financial commitments while preserving, to the extent possible, its interests in its principal properties. In March 2000, the Issuer released its interest in the Delita gold project on the Isle of Youth, Cuba and returned the project to Geominera S.A. The project had been placed on hold in 1998 due to low gold prices, and a write down of $8.4 million was recorded, which amounts represented the costs of exploration of the project to 1998.

In August 2001, the Issuer granted an option on the Mantua Project pursuant to which International Barytex Resources Ltd. ("Barytex"), as optionee, assumed the carrying costs of the project and committed to raise adequate financing and to complete a bankable feasibility study on the project within 18 months. In April 2002, Barytex announced that it was unable to secure the necessary financing to complete the feasibility study on suitable terms and terminated the option. A portion of the unpaid carrying costs previously assumed by Barytex was settled by Barytex through the issuance of common shares in the capital of Barytex to the Issuer. In September 2002, the Issuer granted an option on its interest in the Mantua Project to Newport Explorations Ltd. ("Newport") pursuant to which Newport assumed the carrying costs of the project and issued 400,000 of its common shares to the Issuer at a deemed price of $0.26 per share. Pursuant to the terms of the Royalty and Proceeds Interest Miramar received 200,000 of these shares. See "Mineral Property Interests of the Issuer - Mantua Project".

In the second quarter of the fiscal year ended December 31, 2001, the Issuer elected not to pay cash calls made by the operator of the Agua Rica Project and as a result, its interest in the Agua Rica Project was diluted to approximately 29.12% from the original interest of 30%. During 2002, the Issuer did not contribute any funds (2001 - $0.5 million) to the Agua Rica Project, with the result that the Issuer's interest was further diluted to approximately 28.0% as at December 31, 2002.

In March 2002 and August 2002, the Issuer completed a $0.5 million private placement financing and a $2.0 million private placement financing, respectively, to raise funds for working capital and to finance a search for potential acquisitions which would enhance the Issuer's existing projects and provide positive cash flow. See "Interests of Management and Others in Material Transactions".

Significant Property Acquisitions and Dispositions

In February, 2003, the Issuer announced that it had reached an agreement with BHP Minerals International Exploration Inc. ("BHP") to acquire from BHP the remaining 72% of the Agua Rica Project that it did not then own for a purchase price of US$12.6 million. BHP agreed to defer US$9 million of the purchase price without interest, until June 30, 2005. The deferred payment is secured by, among other things, a pledge of the interest in the Agua Rica Project that was acquired from BHP. To fund the initial US$3.6 million payment and the additional working capital requirements of the Agua Rica Project, the Issuer completed a non-brokered private placement of four million units at $1.00 per unit to raise gross proceeds of approximately $4 million. Each unit consists of one Common Share and one non-transferable share purchase warrant (pre-Consolidation). The Issuer concurrently secured a US$3 million secured convertible credit facility (the "Credit Facility"). See "Options to Purchase Securities - Convertible Debt".

The acquisition of BHP's 72% interest in Agua Rica was completed on May 8, 2003. The Credit Facility, provided by Endeavour Mining, an arm's length company, was drawn to fund a portion of the initial payment. Of the US$3 million owed under the Credit Facility, US$2 million has been repaid to Endeavour Mining by the Issuer. The Credit Facility bears interest at the rate of 10% per annum payable monthly, is for an initial term of six months and can be extended for a further term of six months by payment of an extension fee of US$150,000 which fee, at the option of the Issuer is payable in cash, a combination of cash and shares, or all shares. If the Issuer chooses to satisfy the extension fee through the issuance of Common Shares, it may do so by invoking the deemed exercise provisions of the Extension Warrant. The Conversion Option grants Endeavour Mining the option to convert the principal outstanding under the Credit Facility into Common Shares at the rate of $2.00 per share at any time prior to November 8, 2003, and thereafter and until May 8, 2004, at the rate of $1.75 per share. Endeavour Mining received commitment and draw down fees totalling US$150,000 in cash and also received 300,000 share purchase warrants, each exercisable into one Common Share at $1.50 per share for a period of two years. See "Options to Purchase Securities: Convertible Debt". Pursuant to the Credit Facility, the Issuer is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the Credit Facility.

In April 2003, the Issuer entered into a purchase agreement with Wheaton and Rio Algom pursuant to which the Issuer and Wheaton agreed to acquire a 25% interest in the Alumbrera Mine for US$180 million. The Alumbrera Acquisition closed on June 24, 2003. See "Alumbrera Acquisition"

As a result of the Agua Rica acquisition and the Alumbrera Acquisition, the Issuer has significant financial commitments. The Issuer's ability to meet such commitments is dependent upon the cash flow from the Alumbrera Mine being sufficient to meet these obligations or undertaking further equity financings to raise the required funds. While it is expected that revenues generated from Alumbrera Mine will be sufficient to allow the Issuer to meet all of its obligations, there is no assurance that the Issuer will be successful in accessing the funds required to meet its commitments. Failure to do so could result in the Issuer losing its entire interest in the Agua Rica Project unless it is otherwise able to extend or otherwise renegotiate its commitments.

Except as otherwise disclosed herein, management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Issuer's business, financial condition or result of operations. See "Three Year History", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Alumbrera Acquisition" and "Risk Factors".

MINERAL PROPERTY INTERESTS OF THE ISSUER

The Issuer's principal project is its interest in the Alumbrera Mine. The Issuer also owns the Agua Rica Project in Catamarca Province, Argentina, has an indirect 85% interest in the San Jorge Project, a copper/gold property near Mendoza, Argentina and an undivided 50% interest in the advanced Mantua Project, a gold/copper project in Cuba, which interest has been optioned to a third party.

AGUA RICA PROJECT

General

The Issuer owns 100% of the Agua Rica Project. Under a joint operating agreement between RAA Holdings S.A., an indirect subsidiary of the Issuer and BHP, BHP managed and operated the project and exploration expenditures were shared by BHP and the Issuer in proportion to their respective interests in the project. BHP completed the 2001/2002 work program in June 2002. The Issuer's share of the work program (including management fees to the operator) in the financial year ended December 31, 2002 was approximately US$303,000 (2001 - US$545,000), but was not paid at the election of the Issuer and therefore contributed to the dilution of the Issuer's interest in the Agua Rica Project. Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years. The budget for the 2002/2003 year of US$1.4 million presented by the project operator was a continuation of this reduced work program. Work programs in the past two years have built on the work performed in completing the initial feasibility study, which was issued in November 1997. The 2002/2003 work program is currently underway and relates specifically to the simplification of the ownership interests in the Agua Rica Project.

HATCH REPORT

Information contained in this Prospectus that is of a scientific or technical nature relating specifically to the Agua Rica Project has been prepared by or under the supervision of Paul Hosford, P. Eng. and Callum Grant, P. Eng., of Hatch Associates Ltd. ("Hatch"), each of whom is a "qualified person" as the term is defined in National Instrument 43-101. The following information is extracted from a report (the "Hatch Report") prepared by the foregoing entitled "Northern Orion Explorations Ltd. Agua Rica Project, Argentina" dated May 16, 2003. As used in the extracted text below, "Joint Venture" means the joint venture between the Issuer's subsidiary and BHP.

Property Description, Location and Access

Agua Rica is located in the northwestern Argentine province of Catamarca approximately 200 kms from the provincial capital, and 25 kms to the north of the nearest settlement of Andalgalá. The property covers an area of approximately 12.5 km^2 with its centre point at an approximate latitude of 27° 26′ South, longitude 66° 16′ West.

Any future production from a mining operation at Agua Rica would be subject to a 3% "mine-mouth" royalty payable to the provincial Catamarca government.

To Hatch's knowledge, no environmental liabilities apply to the property.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Agua Rica property lies in a rugged range of mountains known as the Sierra de Aconquija that runs northeast-southwest through this eastern flank of the Andes. Towards the south and north of the Sierra de Aconquija, the mountain range gives way to gentler terrain as the basinal areas known as Campo Arenal in the north and Salar de Pipanaco in the south and west are approached. Locally around the property itself, the terrain reaches to over 3,500 m and is dissected by steeply eroded V-shaped valleys covered by partially consolidated scree, poorly developed soils (less than 1 m thick), and scrubby, sparse vegetation. The terrain in the area is rugged with more than 80% having slopes greater than 25°, and over 40% with slopes over 35°. Sediment control and water erosion during the summer rainy season are issues that will require mitigation in any development activities at the site.

The climate in this part of Argentina is generally mild and typical of this arid north-western region of Argentina. The mountain ranges of Catamarca act to interrupt the passage of humid air from the north east that causes the heavy summer rainfall. The flanks of the mountain range to the north of Agua Rica tends to be drier than the immediate area around the project site and also towards the south where olives are intensively cultivated around Andalgalá. Annual precipitation is in the order of 300 mm, with the highest rainfall occurring in January (114 mm measured in Quebrada Minas in 1996). The warmest months are December and January (approximately 30°C) while in the winter months of June, July, and August the temperatures can fall to below 0°C at higher elevations.

Access to the site is via the principal road developed by the Joint Venture to service its exploration programs. This routing follows the Potrero valley northwards to the site from Andalgalá over a distance of some 20 kms. An alternative routing via the town of Capillitas to the north of the project site is more circuitous and is longer in both distance and time.

Andalgalá is a town of some 11,000 inhabitants and serves as the local centre for agriculture in the area, principally the cultivation of olives and walnuts. The town provides adequate facilities for small commercial businesses, automobile shops, some fabrication, small hotels, schools, and a hospital.

History

Since the early 1900s, the mining of copper and the semi-precious stone rhodochrosite has been recorded from the region around Agua Rica from several small-scale, artesanal mines, principally at Capillitas immediately to the west of the project site. Activities at Agua Rica itself date back to the period 1959-1965 when a restricted area known as Mi Vida was explored around Quebrada Minas and three small adits were driven.

The first systematic exploration work at Agua Rica dates back to the early 1970s when Compañia Cities Services Argentina S.A. examined the property (known at that time as Mi Vida) and completed several drillholes from pads located at the lower elevations of the geological sequence, i.e. close and adjacent to Quebrada Minas. While Cities Services recognised the significant potential for a porphyry type of copper occurrence, other aspects such as the epithermal "overprint" carrying precious metals and the potential for supergene enrichment at higher elevations was not fully appreciated, and so little follow-up work was carried out. By the late 1970s, the property had reverted back to its original Argentine owner, Recursos Americanos Argentinos S.A. ("RAA").

In the early 1990s, RAA optioned the property to BHP on the basis of 30% RAA, and 70% BHP. Also at that time, the Issuer concluded an agreement with RAA to acquire a majority share of its exploration holdings throughout Argentina, including Agua Rica, and in this way the Issuer became BHP's joint venture partner in the subsequent extensive exploration of the property from 1994 until late 1998. During this period, the Joint Venture carried out a series of field programs including basic mapping, geochemical (rock chip) sampling, and geophysics from which the larger potential of the property was recognised, particularly related to zones of secondary enrichment and evidence pointing to a post-porphyry epithermal stage of precious metals mineralization.

By 1995, a major program of diamond drilling was underway together with more detailed mapping and surface sampling, aerial photography for generation of accurate topography, metallurgical testwork principally at BHP's Reno laboratory, geophysical investigations to identify locations for the supply of water for a future mining and milling operation, plus various work programs to examine technical issues to support an Initial Feasibility Study of the project in 1997 (the "IFS").

In 1997, the Joint Venture completed the IFS on the basis of an Inverse Distance Squared "103-hole resource model" in which two open pit options, one at 60,000 tpd and the other at 120,000 tpd, were investigated. The IFS was subsequently updated in 1998 (the kriged "150-hole model") and again in 1999 (the "176-hole model"). This latest 176-hole model (using Indicator Kriging) comprises all of the

drilling information available on the property. A summary of these principal resource estimates is provided as follows (all at a 0.40% Cu cutoff grade):

Model	Date	Measured & Indicated Resource					Inferred				
		Mt	Cu %	Mo %	Au g/t	Ag g/t	Mt	Cu %	Mo %	Au g/t	Ag g/t
103-Model	02/1997	772	0.61	0.034	0.24	3.2	80	0.61	0.034	0.24	3.2
150-Model	01/1998	678	0.64	0.037	0.24	2.7	72	0.43	0.044	0.15	2.4
176-Model	03/1999	592	0.60	0.033	0.23	3.3	148	0.60	0.033	0.23	3.3

Source: Joint Venture Report, March 1999

In 1999, the Joint Venture halted field exploration activities at Agua Rica and no additional work of any significance has taken place since that time.

National Instrument 43-101 "Standards of Disclosure for Mineral Projects ("NI 43-101") establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects including the requirement that mineral resources and mineral reserve estimates be based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000 ("CIM 2000"). CIM 2000 also requires separate disclosure of mineral resources and mineral reserves. The Agua Rica resource and reserve estimates were prepared by BHP prior to the implementation of NI 43-101 and the adoption of the CIM 2000, and more current data as to the reserve and resource estimates is not available to the Issuer. BHP's resource and reserve estimates respecting Agua Rica were prepared in accordance with the 1995 Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC 1995"), which was appropriate under the rules in effect at the time these estimates were prepared. If the proven and probable reserves estimates for Agua Rica had been calculated and combined under CIM 2000, there would not be any significant difference between this total and the combined proven and probable reserve figures determined by BHP in accordance with JORC 1995.

Geological Setting

Agua Rica lies to the east of, and is spatially related to, the prominent Farallón Negro Volcanic Complex covering 700 km^2 and hosting the producing Alumbrera Mine. At a regional and tectonic scale, this complex sits between the high mountainous plateau of the Puna to the northwest and the basin and range province of Sierras Pampeanas, of which the Sierra de Aconquija is one example. Within the Farallón Complex and its immediate vicinity, several metalliferous occurrences have now been exposed including Alumbrera and Agua Rica, other porphyry types such as Cerro Atajo and Bajo del Durazano, as well as smaller polymetallic and gold/silver vein deposits.

The main unit of the Farallón complex is a series of volcanic breccias with related basalts, basaltic andesites, and dacites, all representing elements of a strato-volcanic complex that has been deeply eroded. Agua Rica lies on the flank of this ancient strato-volcano (8.5 to 5.5 million years before present) and compared to the Alumbrera complex has no major extrusive units present.

The geological setting of Agua Rica and the principal mineralogy/rock types includes:

- meta-sedimentary rocks of the Sierra Aconquija Complex (country rocks);
- locally minor outcrops of granites or granitoid stocks of Ordovician age;
- a series of Tertiary intrusives notably early, weakly-mineralized Melcho intrusives;
- two irregular bodies of feldspar porphyry that form the main host for porphyry copper mineralization;
- various distal porphyries interpreted as late-stage events of no economic significance;

- several types and generations of hydrothermal breccia related to epithermal precious metal mineralization that overprinted the earlier copper-molybdenum stage.

Significant structural deformation and movement has been recorded at Agua Rica, principally related to the prominent fault zone now occupied by the Quebrada Minas creek that is believed to have formed the locus and zone of weakness for intrusion of the porphyry stocks. Low-angle reverse faulting is believed to have contributed to thickening of leached zones particularly on the west of the deposit, while to the east (Trampeadero), north-south faulting has promoted deep leaching at a local scale.

Rapid uplifting, "unroofing", intrusion of breccias, and subsequent erosion is believed to have been the principal factors in the genesis of the varied primary and secondary enriched mineralization at Agua Rica.

Deposit Types

During exploration of the deposit, BHP and the Issuer's geologists identified several different ore types at Agua Rica that were formalised into a classification system for block modelling and resource estimation. In general terms, these ore types fall within three main categories that in turn can be related to the evolutionary history of mineralization on the property, the interpreted geological model, and the style of the mineralization:

> ***Stage 1:*** early porphyry mineralization associated with the Seca and Trampeadero porphyries: quartz stockwork and disseminations of pyrite, molybdenite, chalcopyrite, and rare bornite and pyrrhotite;
>
> ***Stage 2:*** an overprinting epithermal event carrying precious metals and copper sulphosalts and best exemplified in the central Quebrada Minas breccia body that separates the Seca and Trampeadero porphyries, and in the Trampeadero porphyry itself;
>
> ***Stage 3:*** supergene enrichment of hypogene copper mineralization forming an extensive blanket of higher copper values, now partially eroded into remnants on both sides of Quebrada Minas.

These three stages and deposit types form the basis for Agua Rica's resource and are found within three principal zones, namely Seca Norte on the east and Trampeadero on the west with Quebrada Minas breccia in the centre, all combining to form an elongated zone measuring approximately 2.75 kms long (east-west) by approximately 2.5 km wide (north-south). The principal characteristics of these three bodies are summarised as follows:

> ***Seca Norte*** an enriched porphyry sequence of Cu-Mo-Au, with a core rich in Cu-Mo flanked by a haloe of Mo to the south and west. In area, measures approximately 400 m by 400 m over a vertical interval of approximately 500 m (level 3,400 m to below 2,950 m);
>
> ***Quebrada Minas*** dominated by epithermal sulphides within a funnel-shaped hydrothermal breccia unit that formed the conduit for deep-seated hydrothermal fluids. Outcrops in Quebrada Minas measure approximately 300 m by 300 m between approximately level 3,000 m to approximately 2,500 m;
>
> ***Trampeadero*** forming the eastern third of the deposit, displays both epithermal and porphyry styles of mineralization. Occurs over a vertical interval of 300 m as an elongated unit 500 m east-west by 400 m north-south.

Ore types at Agua Rica have been formalized by BHP and the Issuer into a classification system that reflects both mineralogy and metallurgy. Classifications in the latest, 176-hole geological model are based principally on:

- contaminant elements, principally on the basis of the As-bearing mineral, enargite;

- mineralogy: for example primary and secondary copper minerals
- mineralogical texture: for example, coarse versus finer-grained covellite;
- alteration: based on variations in clay facies alteration products.

Major "Dirty" Ore Types: occur principally in the Trampeadero and Quebrada Minas zones with dominant mineralogy consisting of covellite, chalcocite, digenite, and enargite with minor sphalerite and galena, and abundant molybdenite locally (for example on the eastern fringe of the zone);

Major "Clean" Ore Types: generally confined to the Seca porphyry unit: covellite, chalcocite, chalcopyrite, and digenite. Locally abundant molybdenite.

These two ore types comprise over 80% of the mineralization at Agua Rica with the balance made up of minor "clean" and "dirty" ore types within the three mineralized zones.

Exploration

Agua Rica has been explored through the sequential and systematic application of exploration programs involving basic mapping and sampling at the earlier stages, through more detailed investigations using ground geophysics and geochemistry, to a drilling campaign of 176 diamond drill holes and underground bulk sampling to confirm grade and provide material for metallurgical testwork.

The principal programs and the relevant results can be summarised as follows:

- Cities Services (1970-1972): geological mapping, alteration studies, rock geochemistry, and diamond drilling with helicopter access aimed at a copper-porphyry target at the lower elevations in the Quebrada Minas and southern flank of the property;
- the Joint Venture: originally involving RAA prior to its acquisition in 1995, this comprehensive exploration involved a 5-year period of geological mapping and rock geochemistry, a regional BLEG survey, an aerial photographic survey, a regional airborne magnetic/radiometric survey, and a total of 176 diamond drill holes completed over the period 1994 through 1998. At an early stage of the Joint Venture, the work programs were based on recognition that Agua Rica offered greater exploration potential than indicated by the early work had indicated, principally the occurrence of blankets of secondary enrichment at the higher elevations of the property on the Seca and Trampeadero sides of Quebrada Minas, and the importance of a later epithermal over-printing event with associated precious metal mineralization. During this period, an extensive network of drill roads was developed to the highest levels of the mineral system.

The 1993-1998 exploration at Agua Rica was completed by BHP as the operator of the Joint Venture, and involved both BHP staff and contractors for specific field programs such as geophysics, drilling, and underground bulk sampling. Hatch believes that these work programs have been carried out to industry standards, and that the information generated provides a reliable database for resource estimation and evaluation of the production potential of the property.

Drilling

Drilling was carried out at Agua Rica between 1992 and 1998 in four campaigns:

1) Cities Services (1972-73): 7,927 m in 38 holes of less than 200 m in length successfully intercepted porphyry-style mineralization; however, owing to poor recovery and the small size of the core (BX and AX), the assay results were not used in the subsequent resource estimates of the Joint Venture;

2) Joint Venture, Phase 1 (1994/95): 14,802 m in 39 holes to depths of approximately 450 m were completed by the contractor Boytec (Chile) using HXWL and NXWL diamond core;

3) Joint Venture, Phase 2 (1996): 26,995 m of HXWL and NXWL diamond core completed in 64 vertical and inclined drillholes of up to 700 m by a combination of contractors including Connors, Perfoeste, and Boytec;

4) Joint Venture, Phase 3 (1997-98): the final phase of diamond drilling on the property totalled approximately 23,000 m for an accumulated total of approximately 65,000 m for the Joint Venture.

In all of the Joint Venture programs, core recovery was typically in the 80-90% range, and all holes were surveyed by down-the-hole instruments. The later phases of the drilling included holes specifically for geotechnical evaluation of the ground conditions for a future open pit operation.

The Phase 2 and 3 programs were designed to drill off the property on 100 m north-south sections across the east-west trend of the mineralization.

Sampling Method and Approach

The Joint Venture's sampling programs have followed the following general methodologies:

- standard 2 m core samples sawn in half at site, with one half being returned to the core box and the other bagged for sample preparation (in later stages, core shipped to Andalgalá for preparation);
- logging by qualified geologists recorded an extensive data set of observations and measurements including lithology, alteration mineralogy, sulphide/oxide mineralogy, sulphide percentages, structural features, veining, and iron oxide characteristics;
- geotechnical data collected by qualified technicians included RQD and fracture frequency by 2 m core intervals for use in subsequent geotechnical studies into open pit and underground mining;
- all core was routinely photographed before geological and geotechnical logging took place;
- all data collected through the logging procedures has been computerized.

All sample preparation and assaying was completed by industry standard laboratories such as Bondar Clegg (early programs) and by SGS for the later programs.

The drilling and sampling programs covered the entire extent of known mineralization on the property both laterally and vertically, and provides a reliable basis for understanding the distribution of mineralization and variations with rock type, alteration, etc. In the central core of the deposit (Quebrada Minas), some deep holes to +700 m below surface elevation were stopped before reaching the limits of the mineralization.

Sample Preparation, Analysis and Security

Two different sample preparation protocols have been used at Agua Rica:

- Holes AR-1 to AR-39: at a sample prep facility supervised by Bondar Clegg in Coquimbo, Chile, samples were crushed entire 2 m half-core to approximately 60% passing -8 mesh, with a further step of pulverizing of a 1/8 or 1/16 split to 150 mesh (30g). Assaying completed by Bondar Clegg in La Serena, Chile, using fire assaying for Au an multi-acid digestion for AA assaying of Ag, Cu, Pb, Zn, Mo, and As;
- Holes AR-40 through the end of the drill programs (i.e., the bulk of the drilling programs): core samples crushed under the supervision of the company SGS to produce a sub-sample at 150 mesh (30g). Sample preparation in Mendoza, Argentina, with assaying by SGS, Santiago, Chile, using fire assaying for Au (50g) aqua regia digestion for AA analysis of Ag, Cu, Mo, Pb, Zn, As, Sb, and Fe.

In addition to assaying for contained metal values, density determinations are available for over 2,000 core samples collected from the drill programs. This data was collected from dried whole-core using the caliper method, and classified by lithology and mineralogy. In general, density increases with increasing Fe, Cu, Zn, and Pb content reflecting the sulphide content. For block modeling and resource estimation, a density value was calculated for each rock type from this base data.

Approximately 5% of the drill samples were randomly selected for check assaying at independent laboratories, as follows:

- early drilling (AR-1 through AR-39)
- primary laboratory: Bondar-Clegg, La Serena, Chile
- check laboratories: Chemex (Toronto) and Acme (Vancouver)
- later drilling (after AR-40)
- primary lab: SGS, Santiago, Chile
- check labs: Bondar-Clegg (Chile), Chemex (Toronto), and Acme (Vancouver)

BHP's standards program consisted of selecting pulps with less than a 10% relative difference from the four check laboratories, and inserting these pulps in the sample stream as their standards.

The results from these QA/QC procedures are discussed below.

DATA VERIFICATION

Results of QA/QC Programs

In early 1998, Mineral Resources Development, Inc. ("MRDI") was contracted by BHP to audit the sample and assaying QA/QC procedures employed by the Joint Venture during its drilling programs at Agua Rica. This audit arose from statistical evaluation of the check assay results in 1997 indicating a relative low bias of 6% in copper assays from the primary SGS, Santiago laboratory compared to the check assay results at Chemex and Acme (using median values):

Average of Copper Results for 1,245 samples (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean	3,485	3,350	3,676	3,628	3,564
Mean-Median/Median	2.2%	6.0%	3.1%	1.8%	

(Source: MRDI, January 1998)

Good agreement between assays for both Au and Mo were noted by MRDI during its audit. With respect to the copper bias, MRDI concluded in its report of January 1998:

> *"...MRDI found BHP's practices meet or exceed those found in the mining industry, excepting that the recently instituted check assaying program indicated a low bias exists in copper assays performed by SGS, Santiago; the relative difference compared to check assay results is estimated to be 6 relative percent. While the bias is conservative, inasmuch as copper is under-estimated, differences greater than 5 relative percent may effect mine planning, reserve estimation, and net present value; at a minimum, selective re-assaying is warranted."*

However the statistical analysis of the check assay results by Cu grade also showed that the greatest inter-laboratory differences occurred at low copper grades of less than 0.05% Cu, and hence would not have a significant impact on resource calculations. Nevertheless, an additional check assaying program was undertaken by BHP in 1998, selecting those samples that had returned significant (+/-

20%) differences between the primary and the three original check laboratories for shipment and assaying at Chemex Laboratories in Vancouver. This involved some 1,700 samples and replacement of the re-assayed Chemex assays in the Agua Rica assay database used for the 176-hole resource model (the latest and most up-to-date resource for the property). Comparisons of these Chemex results versus three independent check labs were as follows:

Average of Copper Results from re-assay program (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean	4,693	4,571	4,812	4,804	4,720

(Source: BHP memorandum, June 1998)

An additional, more detailed audit of the check assaying procedures at Agua Rica was completed in mid-1999 by Pincock, Allen & Holt ("PAH"). In their report, PAH concluded that the check error rates were within industry standards, that the amount of cross-lab checking was "good" to "excellent", and that the assay database was suitable for a feasibility-level study.

Hatch concludes that any bias in copper assaying was adequately addressed through the 1998 re-assay program, and that therefore the database used for the latest 176-hole geological and resource model is sufficiently reliable within industry standards of resource reporting.

Bulk Sampling Program, 1998

In late 1998, two underground adits with a combined length of 350 m were driven for the purposes of collecting metallurgical samples of different ore types and for grade confirmation. The two adits, one at Trampeadero side (250 m) and the other at Seca (100 m), were driven by the contractor Redpath Más Errazuriz over a period of 58 days during which four bulk samples were collected and shipped to the Mintek metallurgical plant in Johannesburg, South Africa.

Since the adits were driven horizontally along two pilot drillholes, a detailed comparison of the original assay results could be made against wall and face channel samples and muck samples, all of which were taken on a round-by-round basis. Average comparisons of the drillhole values ("DDH") versus the bulk sampling face channels taken round by round ("Faces") provide additional support for the reliability of the drill data used for resource estimation:

		Cu %	Mo %	Au g/t	Ag g/t	Length (m)
SECA	DDH	0.53	0.022	0.41	0.88	100
	Face	0.53	0.024	0.37	1.30	
TRAMPEADERO	DDH	0.95	0.094	0.15	6.01	250
	Face	1.10	0.090	0.203	9.24	

ADJACENT PROPERTIES

Approximately 20 kms to the west of Agua Rica, the Joint Venture holds an interest in a central portion of the Cerro Atajo copper property which forms a prominent gossan zone on the southwest facing slopes of the Aconquija range of mountains. During the 1990s, the Joint Venture explored and sampled an area of 15 km^2 around Cerro Atajo identifying a 1100 m by 600 m zone of vuggy silica, alunite, quartz and clay alteration centred over a swarm of dacite porphyry dykes with a peripheral zone of less intense alteration. Although no fresh sulphides can be seen at surface, mineralization reported from drilling by Placer Ltd in the 1970s records occurrences of pyrite, chalcopyrite, tetrahedrite, and chalcocite. Copper oxides are common at surface within the propyllitically altered volcanics at their contact with quartz-sericite altered vein zones. A total of 456 rock chip samples

were collected by the Joint Venture and returned elevated values in the central quartz-alunite zone in Au (20-76 ppb), Pb (150-1000 ppm), and Mo (10-21 ppm). The Joint Venture concluded from its field work that the alteration and geochemical zoning at Cerro Atajo suggests the presence of a large porphyry stock at depth, and possibly porphyry-style mineralization.

The Alumbrera Mine is approximately 34 kms to the west of Agua Rica. The Alumbrera Mine is operated by MAA, a joint venture between MIM Holding Limited ("MIM") of Australia (50%), BHP Billiton (25%), and Wheaton (25%), with MIM acting as manager of the mine. Since the date of the Report, the Issuer and Wheaton have acquired the Billiton BHP interest. See "Alumbrera Acquisition".

Alumbrera was originally discovered, explored, and studied by various parties in the 1960s and 1970s, but it was not until the 1990s that the property reached the production stage after MIM acquired the Canadian company Musto International who had completed a final program of drilling at the site. Following a construction period of approximately 3 years and expenditures of US$1.3 billion (a 32% over-run), the mine went into production at a rate of 80,000 tpd in early 1998. For the year to June 2002, the operation mined and processed 29.5 mt of ore grading 0.74% Cu and 1.04 Au g/t.

Alumbrera lies in the same general geological setting as Agua Rica but closer to the center of the regional Farallón Negro volcanic complex. It is a typical copper porphyry deposit with 2002 Proved and Probable open pit reserves stated by MIM at 372 mt at 0.53% Cu and 0.61 Au g/t.

MINERAL PROCESSING & METALLURGICAL TESTING

Introduction

The mineral processing program for the Agua Rica ore body was conducted in three phases to identify the mineralogy and metallurgy of the ore to provide data for engineering studies.

The initial scoping type testwork was conducted as Phase 1 in 1997 at BHP's Center for Minerals Technology and led to a flowsheet design and a feasibility study. The testwork investigated the mineralogy of the ore and its mineral processing characteristics, particularly with regards to its amenability to grinding, flotation, liquid-solid separation and dewatering.

This work was followed by more detailed Phases 2 and 3 test programs in 1999 whereby the operating parameters were confirmed and optimized. The programs further investigated the ore mineralogy and concentrate recovery through batch, locked-cycle and pilot plant grinding and flotation. The test campaigns identified the processing parameters required in each unit operation for a technically viable operation to produce marketable concentrates. These programs were completed by the major facilities, Mintek and Lakefield Research, who are recognized specialists in the mineral processing industry.

Mineralogy

The Agua Rica ore occurs in the Quebrada Minas, Quebrada Seca Norte and Trampeadero regions. During Phase 1, the major copper minerals were identified to be chalcocite, covellite, digenite, chalcopyrite and bornite. The occurrences of mineral combinations depends on the region of deposit. For example, fine chalcocite-covellite-digenite occurs in Quebrada Seca Norte and Trampeadero regions, while coarse covellite occurs in Quebrada Minas region.

In Phase 2, the geology of the ore body was redefined. As a result, the ore was classified into six types or composites for metallurgical testing. These represent 80% of the deposit according to the major copper mineralogy and contained minor elements, such as lead, zinc, arsenic and sulphur, that affect concentrate grades. Metallurgical testing was conducted on drill core rejects to determine the set of processing conditions that will produce acceptable concentrate grades from the range of ores.

Grinding

In the initial 1997 Phase 1 study, Bond Ball and Rod Mill Work Indices and Minnovex SAG Power Indices were examined to estimate the milling characteristics and power requirements. This was investigated further and confirmed in Phases 2 and 3 on more representative composites of the ore.

Generally, the ore is softer than typical porphyry copper ores and covers a range of hardness which may be due to the clay content. The average Ball Mill Work Index of 12 kWh/t was used in the engineering study.

Flotation

The Phase 1 scoping work in 1997 evaluated grind and reagent scheme against rougher flotation performance in terms of kinetics, residence time, and copper recovery. It was established that the optimum grind was 80% passing 150 microns. The conditions identified produced a copper rougher recovery of 89.5%. Preliminary tests on molybdenum and gold recoveries were below expectations.

Phase 2 built on Phase 1 work by conducting locked cycle testwork which gave improved recoveries for copper by 5% and molybdenum by 10% using revised reagent schemes and a regrinding circuit.

For Phase 3, pilot plant campaigns, based on the conditions determined in Phase 2 locked cycle tests, were run on two samples representing the feed ore for the first 5 years of operation to explore several possible flowsheet modifications and confirm the reagent schemes developed in Phase 2. The results were an improvement over Phase 2 and showed that approximately 90% of the copper could be recovered in a concentrate at 45% Cu grade. These are higher than the design criteria of 86% recovery and 30% Cu grade used in the 1997 initial feasibility study.

Pilot plant tests showed that a separate marketable molybdenum concentrate could potentially be produced. The pilot plant yielded an overall molybdenum recovery of 52% to a concentrate grading 55% Mo. Compared with the 1997 design criteria, the grade was improved by 5% at the expense of recovery which decreased from 65%. A marketable concentrate requires a minimum grade of 50% Mo.

Gold recovery to final copper concentrate was low at 55% to 59% and was attributed to its occurrence with pyrite which was rejected to tailings.

A significant change in Phase 3 was the elimination of cyanide addition for pyrite depression. Proper and consistent pH control rather than cyanide was found to be effective for pyrite separation from copper.

The pilot plant work also raised a concern on potential high bismuth and fluorine contamination of the concentrate. This was not observed in the earlier work phases.

Thickening and Filtration

Thickening and filtration tests were conducted by vendors on concentrate and tailings generated in Phase 3 pilot plant operation. The concentrate slurry had a stable froth which presented difficulties to settling. Tailings could be settled with moderate amounts of flocculant. Pressure filtration was more effective than ceramic disc filtration on the concentrate.

Recommendations

The pilot plant campaigns demonstrated a possible flowsheet for the recovery of copper and molybdenum concentrates. Further optimization work was recommended particularly to improve molybdenite recovery and gold recovery by separation from pyrite.

MINERAL RESOURCE & RESERVE ESTIMATES

Resource Estimates

The principal resource estimates generated by the Joint Venture over the period 1994 through 1998 and 1999 have been:

- February 1997: a "103-hole block model" used for the "Initial Feasibility Study" or "1997 IFS" (Inverse Distance Squared method, or ID2);
- January 1998: a "150-hole model" (an updated version of the 103-hole model, also estimated by ID2 and Ordinary Kriging);
- March 1999: based on all 176 holes drilled on the property and a revised classification of ore types described earlier in this report, a kriged block model was generated and used as the basis for an updated Initial Feasibility Study completed in July 1999 (the "176-hole model"). This kriged model was a joint effort between BHP and the Issuer and a geostatistical specialist, Isaaks & Company.

All of the resource estimation procedures applied in the generation of the block models since 1997 followed consistent, industry-standard methodologies and incorporated substantial geological inputs for zone interpretation, and modelling of the various ore types identified on the property.

The following table summarises the 150-hole resource model for Agua Rica:

Agua Rica Resource Estimates, March 1999 (150-Hole Model)

MEASURED RESOURCE						*INDICATED RESOURCE*					
Cut-off %CU	**Mt**	**Cu %**	**Mo %**	**Au g/t**	**Ag g/t**	**Cut-off %CU**	**Mt**	**Ct %**	**Mo %**	**Au g/t**	**Ag g/t**
0.20	898	0.51	0.032	0.21	1.7	0.20	431	0.37	0.031	0.16	3.1
0.40	522	0.67	0.036	0.25	2.4	0.40	156	0.52	0.038	0.21	3.5
0.70	154	1.00	0.036	0.32	3.1	0.7	11	0.83	0.039	0.32	4.1

INFERRED RESOURCE						*MEASURED + INDICATED*					
Cut-off % CU	**Mt**	**Cu %**	**Mo %**	**Au g/t**	**Ag g/t**	**Cut-off % CU**	**Mt**	**Ct %**	**Mo %**	**Au g/t**	**Ag g/t**
0.20	385	0.32	0.031	0.11	2.5	0.20	1,329	0.46	0.032	0.14	2.2
0.40	72	0.49	0.044	0.15	2.4	0.40	678	0.64	0.037	0.24	2.7
0.70	2	0.80	0.032	0.35	3.0	0.7	165	0.99	0.036	0.32	3.2

(Source: Joint Venture)

Mineral Reserves

On the basis of the 150-hole resource model, pit optimization studies were completed using the Meds System Lerchs-Grossman method (the "Dipper" and "Stripper" modules of Meds). The principal input parameters to the pit optimization studies were as follows:

Input Parameters

Input Item, 1998	Unit	Value
Prices		
Copper	US$/lb	US$0.95
Gold	US$/oz	US$350
Silver	US$/oz	US$4.50
Molybdenum	US$/lb	US$3.50
Mill Production Rate	Tpd	68,000
Metallurgical Recoveries		
Copper		85
Gold	All %	46
Silver		60
Molybdenum		70
Internal Cut Off Grade (years 1-12)	Cu	0.40%
Operating Costs:		
Mining, Fixed	US$/t moved	US$0.65
Incremental mining cost by bench	US$/t moved	US$0.01
Process	US$/t milled	US$3.00
G&A	US$/t milled	US$0.90
Concentrate Transportation	US$/t con	US$47
TCRCs	US$/lb metal	US$0.24/lb Cu US$6/oz Au US$0.45/oz Ag
Royalties	%	3%
Pit Slopes, 3 sectors:		
Bench Height	m	15
Face Angle	degree	60
Catch Berms, every 180 m	m	30 m
Haul Road	m	36
Benching	double	30 m
Minimum pushback width	m	75 m
Dilution & Loss:	Included in 15 m bench composites	

In generating the optimum pit shells, only the Measured and Indicated resource blocks were allowed to generate revenue, the Inferred blocks being assigned as waste with zero values. Furthermore, no block less than 0.40% Cu was allowed to generate revenue in the net value calculations of the optimization routines (i.e., the external cutoff grade). In order to speed up the optimization procedure, the 25 m by 25 m by 15 m resource model blocks were re-blocked to 50 m by 50 m by 15 m.

Optimization of the pit was based on net value calculations to take into account the multiple elements present in the deposit and a block-by-block calculation of total payable value from all the elements, less operating costs, including treatment and smelting costs, provided that the block had at least 0.40% Cu. The Lerchs-Grossman routine calculates the maximum profit pit incorporating the Net Values for all blocks in the model. Waste blocks generate negative dollar value equivalent to the mining costs multiplied by block tonnage. Through an iterative process, a maximum, undiscounted net dollar value is obtained.

Within the ultimate pit design, improved economic results were evaluated by applying varying copper prices from US$0.70 per lb to US$0.90 per lb to produce a series of pit phases. After mine

planning to allow for haul roads by phase and by bench, the following combined Proven and Probable Mineral Reserves were obtained:

Agua Rica Proven & Probable Reserves, 68k Case (0.40% Cu Cutoff Grade) 1998

	Proven & Probable					Waste Mt	W/O
	Mt	Cu %	Mo %	Au g/t	Ag g/t		
TOTALS	516.6	0.64	0.033	0.27	4.1	1,109	2.15

Source: Joint Venture 68k Production Report, 1998

In the mine planning and scheduling of these reserves, lower grade material below the 0.40% Cu internal cutoff was stockpiled and retrieved during the latter years of the 22-year mine life.

Additional Information for Development Properties

Open Pit Mining

The basis of the Joint Venture's open pit mining plan was a large-scale truck-and-shovel operation operating at 68,000 tpd over 350 days per year on two shifts. An initial access and development fleet of 218t trucks and hydraulic shovels was scheduled for the initial two years of pre-production to remove approximately 30 mt to expose the Seca and Trampeadero deposits. Once in production, high material movements averaging over 350,000 tpd (ore and waste) in the first 10 years of the operation would be met through a combination of large rope shovels, hydraulic shovels, and a 20-24 unit fleet of 218t trucks An auxiliary fleet of tracked and wheel dozers and other support equipment was also included in the Joint Venture's mine plan. Haul truck cycles were derived for all pit benches by mining phase and input to the Meds System scheduling module.

Underground Mining Alternatives

In the late 1990s, the Joint Venture carried out a study into an underground Block Caving approach to the Agua Rica deposit. The method is capable of high rates of production and relies principally on natural gravity for both fragmentation of the caving ore, and for materials handling of the broken ore as it passes vertically down through a series of raises to a central haulage system. The method has been extensively applied for many years in the Chilean porphyry copper deposits, either as a traditional "grizzly" method or the more modern "zanja y calle" methods using LHD equipment.

Unlike many block cave situations that are accessed via vertical shaft systems for both ore handling and services, the higher grade zones at Seca and Trampeadero can easily be targeted and accessed from the sides of the Quebrada Minas valley thus avoiding a costly and lengthy development period prior to start-up. Other advantages of a block caving approach would be:

- the method does not require handling of ARD waste disposal on surface;
- rapid access and reduced start-up time compared to open pit approach;
- significant savings in capital costs compared to open pit mining;
- since the ore zones can be accessed from adits, no vertical hoisting of material would be required, and an efficient ventilation system would be possible.

Through a geotechnical consulting firm in Santiago, Chile (Ingeroc Ltda.), the caving parameters were established from an analysis of the RQD and Rock Mass Ratings of the Agua Rica ground from which it was concluded that block caving is geotechnically feasible, and that a drawpoint spacing of between 9 m by 9 m for Seca and 10 m by 12 m for Trampeadero would produce optimum caving conditions.

Using the Block Caving modules of Meds System, a Single Lift and Double Lift option were evaluated using the following input parameters:

Input Parameters

Input Item		Unit	Value
Prices			
Copper		US$/lb	US$0.90
Gold		US$/oz	US$350
Silver		US$/oz	US$5.00
Molybdenum		US$/lb	US$4.00
Mill Production Rate		Tpd	50,000
Cutoff Grade		%	0.40%
Metallurgical Recoveries	Copper		85
	Gold		45
	Silver	all %	68
	Molybdenum		48
Operating Costs:			
Mining		US$/t	US$3.00
Process, G&A		US$/t	US$4.00
Development		US$/t	US$0.50
TCRCs			US$0.71
Cu		US$/lb	US$0.24
Royalty		%	3%

Based on a Two Lift option with a First Lift established at the 3105 m elevation and a Second Lift at the 2,940 m elevation, a Proven & Probable Reserve was derived as follows:

50k Block Cave, Proven & Probable Reserve

Mine Life Years	Mt	Cu %	Mo %	Au g/t	Ag g/t
23	410.7	0.63	0.038	0.26	3.52

Below the 2,940 m elevation, an additional Inferred Resource of 210 mt at 0.54% Cu, 0.037% Mo, 0.27 Au g/t, and 3.3 Ag g/t offers the possibility of extending the block cave to a Third Lift (approximately 10 years of additional production).

Processing

Introduction

A process flowsheet has been developed from the three phases of testwork, particularly the pilot plant campaigns, based on a conventional sulphide concentrator. The plant will include a grinding circuit utilizing SAG and ball milling, flotation and dewatering circuits. Separate copper and molybdenum concentrates will be produced.

Process Description

Based on the 1997 feasibility study, the process plant for the Agüa Rica Project will be similar to a typical porphyry copper plant, except for the addition of a molybdenum recovery circuit. The required reagents are standard commercial products which are readily available.

Agua Rica ore will be crushed in a single-stage primary crusher then conveyed to the mill site. The ore will be ground through a SAG mill-Ball mill circuit before feeding the copper flotation circuit.

Ground ore will be fed to copper rougher flotation. The rougher concentrate will be reground then upgraded in three stages of cleaning. Both the rougher and first stage cleaner will operate in open circuit with the combined tailings going to the tailings thickener. The concentrate from the first cleaner will be upgraded in the second and third stage cleaners operating in closed circuit to produce a bulk copper concentrate which will contain molybdenum.

The bulk copper concentrate will be processed in the molybdenum flotation circuit consisting of rougher flotation, a regrind, followed by five stages of cleaning to produce a final copper concentrate and a molybdenum concentrate.

Both the final copper and molybdenum concentrates will be thickened then filtered. The copper and molybdenum concentrates will be filtered in-plant. Copper concentrate will be truck hauled to the Belgrano railhead at Chumbicha and railed to the port. Molybdenum concentrate will be truck hauled to a regional smelter facility.

Process Equipment

Standard industry proven equipment has been proposed for the plant. Some new technologies, outlined below, have been developed since the 1997 feasibility study and should be evaluated for possible enhancement of the metallurgical performance.

There have been improvements to flotation cell design, such as the Jameson cell and column cell, for increased recovery through flotation of fine mineral particles. These might be applicable to Agua Rica to minimize losses of fine copper minerals to tailings as observed in the testwork.

Deaerators, such as the Outokumpu FrothBusters, are available to disengage air from the concentrate slurry prior to settling. These might overcome the settling difficulties observed in the pilot plant work to improve settling and overflow clarity. This has the potential of reducing the thickener capacity. In addition, various thickener designs such as the high capacity and E-CAT designs should be investigated for possible reduction in capacity requirements and improved overall operation and costs.

Infrastructure

The infrastructure requirements for a standalone concentrator for the Agua Rica Project as described in the 1997 IFS document include the following facilities:

- Minesite and plantsite access roads from Andalgalá, approximately 28 km long. The area terrain is very rugged and there are opportunities to optimize the routing, particularly using the Potrero valley.
- A 20 km long overland conveyor system to transport ore from the minesite to the plantsite, including a 4 km long tunnel and a conveyor routing tracking the access road. The conveyor is regenerative.
- Tailings dam located at La Isla on the valley floor and approximately 28km south of the plantsite, with reclaim water system.
- Power supply provided by a local utility company, tapped off from an existing 132kV transmission line feeding Andalgalá.
- Fresh water supply provided by a series of well fields located on the valley floor, south of the plantsite. These have still to be confirmed.
- On site maintenance/warehouse, truckshop, administration and laboratory buildings, fuel storage and distribution, water distribution and fire protection and sewage treatment facilities.

- Concentrate filter plant including storage tanks, pressure filters, clarifiers and truck weigh scale.
- Upgrade to existing port facilities, including railcar unloading station, concentrate storage and reclaim facilities to tie into existing ship loading equipment.

No camp accommodation is provided, as personnel will be bussed to the plant and mine site from Andalgalá.

Financial Analysis

In completing this report, Hatch examined several studies completed by the Joint Venture. The 1997 IFS completed by the Joint Venture was based on open pit options of 60,000 tpd and 120,000 tpd feeding concentrators at two alternative locations. In 1999, this study was reviewed by Minproc who suggested a number of improvements to reduce capital costs. Around the same time, a scoping level study into an alternative underground mining scheme (the block cave) was completed in 1998. Also in 1999, BHP evaluated a 68,000 tpd open pit option with an alternative plant site. Bechtel then completed a scoping level study of an overland conveyor system for the revised Agua Rica plant site location. In the period from December 2001 to June 2002, the Argentine peso underwent rapid devaluation, which has had a significant effect in reducing local costs (ie, in pesos).

For the financials in its report, Hatch examined a standalone case of an open pit and concentrator combination processing 68,000 tpd of ore (the 68k Case). Cost inputs for this financial evaluation have been taken from information developed in the earlier Joint Venture studies, adjusted and updated for current cost and exchange conditions in Argentina.

Capital and Operating Cost Estimates

Capital and operating cost estimates for the updated Hatch 68k Case have been developed as follows:

- 1997 IFS estimates form the basis of the cost inputs, with unit rates updated for current Argentine construction and operating labour, concrete and steel erection;
- Overland conveyor capital costs have been taken from the 1999 Bechtel study. The overland conveyor routing from the mine site to the plant site was determined from 10 m contour maps of the site, with estimates, not supported by geotechnical investigations, for the relative amounts of rock deemed rippable and that requiring blasting. Tunneling costs were based on typical rates for the region;
- Costs for the on site buildings have been updated using recent actual constructed costs for similar size facilities for a project in Peru that Hatch is involved with currently;
- Costs for consumables have been updated using consumption rates reported for the pilot plant testwork and recent budgetary costs;
- Costs for seafreight have been based on current published data for the Alumbrera operation. Unit rates for power, road and rail transportation have not changed.
- Mining costs for the 68k open pit operation have been based on the current published unit rates for Alumbrera.
- An operating cost factor of 0.89 was applied to the total operating cost estimates to account for lower cost components. This was based on recent published data for Alumbrera where actual costs for 2002 were 11% lower than planned, an experience considered appropriate for this 68k case at Agua Rica.

The capital and operating cost estimates for the 1997 IFS 60,000 tpd and 120,000 tpd concentrator, the 1999 BHP updated 68,000 tpd concentrator, and the updated Hatch case are summarized on the

following page (some original BHP estimates for the 120k case not available and shown for reference only):

Capital Cost Estimates for Production Alternatives (Millions US$)

Capital Cost Estimate	Units	Standalone concentrator	Standalone concentrator	Standalone concentrator	Standalone concentrator
		IFS 60k BHP	IFS 120k BHP	68k BHP	68k Hatch
Plantsite, roads	US$M	18.4		40.4	45.9
Mine access road	US$M	Incl		23.3	9.6
Crushing	US$M	12.9		Incl	7.8
Overland conveyors, tunnels	US$M	131.5		57.4	41.5
Concentrator	US$M	123.6		103.9	114.0
Power supply, distribn	US$M	18.7		22.9	17.1
Ancillary buildings	US$M	14.2		Incl	14.1
Tailings impoundment	US$M	30.4		5.3	5.5
Water supply, distribn	US$M	47.3		60.6	12.0
Mobile equipment, water treatment plant	US$M	2.3		Incl	5.6
Port site	US$M	10.0		10.0	8.8
Mine equipment	US$M	112.6		116.7	100.3
Mine preproduction	US$M	20.8		approximately 13.0	43.8
Total direct costs	US$M	542.6		449.8	441.5
Indirect costs	US$M	219.0		160.9	103.9
Contingency	US$M	119.2		95.9	76.5
Owners costs	US$M	33.7		32.9	20.2
Total expansion cost	US$M	-	378.5	-	-
Total capital costs	US$M	914.5	1293.0	743.2	625.6

Operating Cost Estimates
(Million US$)

Mining	US$/t moved	0.58	0.48	0.57	0.71
Strip ratio		2.35	1.80	2.27	2.48
Mining	US$/t ore	1.95	1.35	1.86	2.34
Process	US$/t ore	3.41	3.08	2.99	2.93
General and administration	US$/t ore	0.64	0.37	0.59	0.56
Total mine site	US$/t ore	6.00	4.80	5.44	5.83
Transport, marketing	US$/t ore	0.63	0.55	Incl	0.30
Ocean freight	US$/t ore	0.45	0.38	1.16	0.45
Total operating cost	US$/t ore	7.08	5.74	6.60	6.58
Adjusted Operating Cost/ t Ore					5.86

Taxes and Fiscal Regime

The fiscal regime and conditions presented in the 1997 IFS are still valid. After the devaluation of the Argentine peso in January 2002, the Senate introduced a resolution supporting the continuance of a "Fiscal Stability Regime".

The key taxation criteria incorporated into the preliminary cash flow model are as follows:

- Income tax rate of 33%
- No import taxes or duties on capital goods, equipment or spares
- 100% depreciation of capital assets allowed over three year period. Straight line depreciation was utilized in the model.

SAN JORGE PROJECT

The Issuer holds an indirect 85% interest in the San Jorge Project, a copper/gold property near Mendoza, Argentina. Argentina Mineral Development ("AMD") holds a 15% interest, redeemable in exchange for a net smelter returns royalty subject to certain conditions.

The San Jorge Project is located approximately 90 kms northwest of Mendoza, Argentina and 250 kms northeast of Santiago, Chile. The project consists of seven mining concessions (covering about 5.5 km^2) and 35 mineral claims (covering about 102 km^2). The purchase price for the seven concessions was US$4.015 million. During 2000, the Issuer expended $414,000 in exploration and development expenses on the San Jorge Project (compared to $1.7 million in 1999). In the fiscal year ended December 31, 2000, the Issuer wrote down the San Jorge Project by $22.027 million due to continuing low metal prices. The property remains in good standing.

The information of a scientific and technical nature on the San Jorge Project provided herein was prepared under the supervision of Dean MacDonald, PhD. P. Geo., a "qualified person" under National Instrument 43-101.

Location and Access

The San Jorge property is located approximately 90 kms northwest of the city of Mendoza in Mendoza Province, Argentina and 250 kms northeast of Santiago, Chile. The property is accessed from the paved Mendoza-Santiago highway to the town of Uspallata and then 40 kms north on a good gravel highway along the Uspallata valley. The property is at an elevation of 2,500 m and the deposit occurs as a small hill surrounded by flat alluvium plains.

History

Several test pits were dug at San Jorge in the 1960s to investigate outcropping copper-oxide mineralization and, in 1964, Compania Minera Aguilar ("Aguilar") optioned the property. Over the next four years, Aguilar completed approximately 950 m of trenching, 111 kms of induced polarization geophysical surveys ("IP") and 32 drill holes for 4,894.5 m of core. Exploraciones Falconbridge Argentinos ("Falconbridge") optioned the property in 1973 and drilled six holes for 1,126 m. Falconbridge also sent samples for metallurgical testing.

The property was optioned to RAA in 1992 and, between 1993 and 1995, 45 reverse circulation holes for a total of 5,518 m and two core holes totalling 165 m were drilled. In 1994, metallurgical testing of oxide mineralization from various cutting samples and of an enriched zone was conducted. From 1994 to 1996, 43 reverse circulation holes were drilled for 3,942 m and eight lines totalling 17.6 kms of IP were surveyed over and beyond the mineralized outcrop. The property was purchased in 1995 by GMA Holdings S.A. ("GMA"), an indirect subsidiary of the Issuer. Between September 1995 and February 1996, a 5,746 m drill program was conducted on the property. From this drilling, samples were taken for metallurgical testing.

In March 1999, GMA and AMD, an associate of Climax Mining of Australia, entered into an agreement pursuant to which both companies agreed to contribute their property holdings and mining rights in San Jorge and the surrounding area to a newly formed holding company of which GMA owns 85% and AMD owns 15%. AMD's 15% interest is redeemable in exchange for a 2% net smelter return royalty on the mine developed if the newly formed holding company produced a feasibility study within three years, obtained financing within another year and committed to construction of a mine within another six months. If AMD's interest were redeemed, GMA would own 100% of Minera San Jorge SA.

Geology and Mineralization

San Jorge mineralization consists of a porphyry copper-gold deposit. Mineralization at San Jorge trends northeast and occurs in four approximately horizontal but irregular layers, from top to bottom as follows:

Leached: A leached cap with copper grades averaging 0.15% copper or less, primarily as green and black copper oxides that should be amenable to dump leaching.

Oxide: Best developed along the western contact of the granite porphyry with the clastics containing malachite, chrysocolla, tenorite and pitch limonite with grades averaging approximately 0.5% copper and 0.25 Au g/t at a 0.1% copper cut-off.

Enriched: Associated with areas of intense faulting and repetitive water recharge, and occurs as sooty and steely chalcocite, covellite, digenite and subordinate chalcopyrite averaging approximately 0.7% copper and 0.20 Au g/t at a 0.1% copper cut-off.

Primary: Three high-grade areas have been defined in clastics sedimentary units. Good copper grades in both sedimentary and intrusive rocks have been detected to a depth of 495 m below surface. Copper occurs dominantly as chalcopyrite with very minor bornite. At a 0.4% copper cut-off, the primary mineralization has an average grade of 0.5% copper and 0.2 Au g/t.

Gold occurs in native form and uniformly grades 0.2 Au g/t throughout the copper deposit. Silver distribution is approximately proportional to copper grade and averages 3.5 Ag g/t overall.

Exploration

Drilling by GMA and AMD has encountered indications of additional copper mineralization to the northeast, east and southeast of the main San Jorge deposit in a similar geologic setting to the main San Jorge deposit.

Areas to the east and southeast of San Jorge, within the expanded property area, contain large IP chargeability anomalies that coincide with anomalous copper-bearing, intercepts in the core of a reconnaissance drill hole, indicating potential for satellite copper systems similar to the San Jorge deposit. The Issuer is currently evaluating the potential for exploring for and developing additional resources in the satellite areas. However, limited work is planned for 2003 in light of the continued poor metal prices.

MANTUA PROJECT

The Issuer holds an indirect undivided 50% interest in the gold/copper Mantua Project in Cuba. Geominera S.A. ("Geominera"), a Cuban company formed by the Cuban Ministry of Basic Industry for the purpose of holding mineral rights and entering into agreements with foreigners for the development of such mineral rights, holds the remaining 50% interest in the project.

The Issuer acquired all of the outstanding shares of Minera Mantua Inc. ("MMI") from a group of vendors, including Miramar, in 1995. When it acquired MMI, through Minera Cobre S.A., the Issuer had a 50% working interest in the Mantua Project.

The 50% working interest in the Mantua Project was acquired pursuant to an agreement with Geominera dated August 13, 1993 (the "Cobre Association Agreement"). The Cobre Association Agreement and the related articles of incorporation are the constating documents of Cobre Mantua S.A. ("Comantua"), a Cuban joint enterprise corporation, the shares of which are allocated on a 50/50 basis between Geominera and the Issuer's indirect subsidiary, Minera Cobre S.A.

Geominera's contribution to the joint enterprise was the exclusive right to explore, develop, mine and exploit the Mantua Project, and all previous studies and investigations relating to the Mantua Project. The Issuer's contribution included a feasibility study on the Mantua Project prepared in 1993 and an initial cash contribution of US$20,000. Profits of the joint enterprise are to be distributed 50% to Cobre Mantua S.A., the Issuer's subsidiary, and 50% to Geominera. Pursuant to the Cobre Association Agreement, the Issuer was required to negotiate and obtain all financing necessary for the commercial development of the Mantua Project by June 30, 1995. Geominera subsequently agreed to waive the June 30, 1995, date provided that Cobre Mantua S.A. obtained financing to develop the Mantua Project.

Under the Cobre Association Agreement, Comantua is entitled to the total net income (after satisfaction of all current obligations in respect of third party financing) of the Mantua Project during the first two years of operations of any mine, in repayment of advances made by it to the joint enterprise. If any advances remain outstanding at the end of that two-year period, Comantua will continue to be entitled to no less than 75% of the net income of the Mantua Project until all such advances are repaid. All major decisions of Comantua require the approval of the representatives of each of Geominera and the Issuer; however, all ordinary operating decisions are made by the operations manager who is appointed by the Issuer for a specified period of time.

Efforts continued in 2002 to arrange financing for a bankable feasibility study for the copper mining phase of the Mantua Project. The Issuer's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing. In August 2001, the Issuer optioned its interest in the project to Barytex, an arm's length third party, which assumed the carrying costs of the project and committed to raising adequate financing and to complete a bankable feasibility study on the project within 18 months. In April 2002, Barytex announced that it was unable to secure the necessary financing to complete the feasibility study on suitable terms and terminated the option. A portion of the unpaid carrying costs previously assumed by Barytex was settled by the optionee through the issuance of common shares in the capital of Barytex to the Issuer. In September 2002, the Issuer granted an option on its interest in the Mantua Project to Newport pursuant to which Newport assumed the carrying costs of the project and issued 400,000 common shares to the Issuer at a deemed price of

$0.26 per share. Pursuant to the terms of the Royalty and Proceeds Interest, Miramar received 200,000 of these shares.

To maintain the option:

(a) Newport is required to assume and pay the carrying costs relating to the Mantua Project up to a maximum of US$20,000 per month. The carrying costs have been invoiced at monthly intervals, but payment has not yet been received by the Issuer; and

(b) Newport is required to complete a program of sampling for metallurgical test work by December 9, 2003, in order to complete a bankable feasibility study, to a maximum cost of US$750,000.

Notwithstanding that the monthly US $20,000 payment is now approximately US $200,000 in arrears, the Issuer has not terminated the option agreement and has been making the payments required to keep the Mantua Property in good standing. If the Issuer secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer. The Mantua Project is subject to approximately US$28 million in subordinated debt owed to the Issuer and the 2.5% net smelter returns and proceeds royalty in favour of Miramar. See "Business of the Issuer - General Description of the Business - Three Year History". Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Issuer by Geominera. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving the Issuer with the remaining US$14 million of the subordinated debt. Upon full exercise of the option of the shares in the Mantua Project, Newport agrees to assume the Issuer's obligations under the Royalty and Proceeds Interest in respect of the Mantua Project.

The information of a scientific and technical nature on the Mantua Project was prepared under the supervision of Callum Grant, P. Eng of Hatch, a qualified person as defined in National Instrument 43-101.

Property Description, Location and Access

The Mantua Project property contains a secondarily enriched copper deposit. It is located in Pinar del Rio Province, western Cuba, 240 kms from Havana. The property consists of an 8 km^2 production concession and an adjoining 11.2 km^2 area of interest. The site is reached via a four-lane highway from Havana to Pinar Del Rio, which is 65 kms east of Mantua. A paved secondary road then links with the site.

History and Exploration

In the early 1960s, workers from the Instituto de Recursos Minerales, a Cuban government agency, explored the Mantua copper deposit. In 1964, copper mineralization was discovered beneath an iron rich gossanous cap by an exploration program, including drilling, supervised by Soviet geologists. In 1992, Marc Rich & Co., a United Kingdom-based investment firm, completed an additional 12 drill holes, geotechnical investigations and metallurgical test work.

In late 1993, the Issuer, through Minera Cobre S.A., commenced detailed investigations, including an additional 13 drill holes, bulk sampling and metallurgical testing. An 11 t metallurgical sample was collected from one of the test shafts for metallurgical testing. A preliminary metallurgical scoping study was completed in the latter part of 1993 on material collected from one drill hole and a metallurgical test program was commenced in February 1994 on material from the 11 t bulk sample.

In the summer of 1994, Minera Cobre S.A. drove a 145 m exploration tunnel to access the ore body, and, in September and October 1994, extracted 600 t of material for pilot scale metallurgical testing. A pilot plant was operated using material extracted from the tunnel. Pilot plant operations were

conducted in two phases, in November and December 1994 and from January to March 1995. Results of these operations confirmed the viability of the preferred processing method.

In 1995, Minera Cobre S.A. identified significant gold values in the gossan cap overlying the main copper deposit, as well as payable gold credits in the copper ore itself, and a zone of anomalous gold values parallel to the copper deposit. A program of work to evaluate the potential for an economic gold operation to recover gold values from the gossan cap was commenced in February 1995. A total of 65 drill holes were completed, delineating a zone of potentially commercial gold values over the centre of the copper deposit. Metallurgical testing has demonstrated the amenability of this material to conventional heap leach recovery methods.

In 1996, a regional exploration program was initiated to identify additional gold occurrences in gossans, saprolites and regional shear structures. In excess of six hundred surface samples were taken throughout the region and some minor gold occurrences were identified.

Drilling in 1997 involved two main phases that included nine diamond drill holes for 655 m and eight diamond drill holes for 684.7 m, respectively. Both programs were primarily designed to define the distribution of near surface, gold gossan; however, the second program included two deep holes. Late in the year, a single hole was drilled to collect a metallurgical sample.

Geology and Mineralization

The Mantua copper deposit is a secondary enrichment of copper mineralization produced by the weathering of primary sulphide mineralization of volcanogenic-exhalative origin. Copper has been leached from trace amounts of sulphide copper mineralization (chalcopyrite) and re-deposited beneath a gold-rich gossanous cap.

Primary sulphide mineralization, both massive and disseminated, occurs within a 50 to 100 m thick sequence of inter-layered basic volcanic rocks, shale, siltstones and sandstones. Folding and thrust faulting in the Late Mesozoic was focused between the more competent limestone units causing extensive shearing and brecciation of the volcanic and sedimentary sequence.

The folding of the Mantua and surrounding area rocks is interpreted as a broad syncline and anticline defining an open "S" shape. The eastern limb of the syncline contains the majority of the mineralization defined by drilling. The Mantua copper deposit forms an elongate lens with a northeast to southwest strike, concordant with the enclosing formations. The deposit dips 50 to 70° to the west and has a strike length of 1,300 m.

Unoxidized mineralization is dominated by pyrite, with some chalcopyrite and sphalerite. The leached cap oxide zone is composed of lateritic iron oxides with essentially no copper content. The supergene zone below this leached cap consists mainly of chalcocite, with cuprite, covellite and some native copper. The secondary-enriched copper zone can be divided into three distinct ore types that may be segregated during mining operations.

ALUMBRERA ACQUISITION

Purchase Agreement and Other Contracts

Purchase Agreement, the Acquisition Companies and Proposed Ownership Structure

Pursuant to the terms of a purchase agreement effective as of April 2, 2003 (the "Purchase Agreement"), Rio Algom agreed to sell to Wheaton and the Issuer all of its and its affiliates' interest in the company which owns and operates the Alumbrera Mine, a gold/copper mine in the Catamarca Province, Argentina. On closing of the Alumbrera Acquisition on June 24, 2003, the Issuer and Wheaton each acquired an indirect 12.5% ownership interest in MAA, a branch registered under the laws of Argentina of Minera Alumbrera Limited, a company incorporated under the laws of Antigua and Barbuda.

The corporate structure put into place to effect the Alumbrera Acquisition involved Wheaton and the Issuer each organizing a company, incorporated under the laws of Canada, in the case of Wheaton ("WRM Canco"), and the laws of the Province of British Columbia, in the case of the Issuer ("NNO Canco"). Wheaton holds directly or indirectly 100% of the ownership interest in WRM Canco and the Issuer holds directly or indirectly 100% of the ownership interest in NNO Canco. Each of WRM Canco and NNO Canco holds a 50% ownership interest in a newly incorporated acquisition company incorporated under the laws of Canada ("Can Acqco"). Each of WRM Canco and NNO Canco holds directly 100% of the ownership interest in two companies organized under the laws of the Cayman Islands ("WRM Cayco" and "NNO Cayco", respectively). WRM Cayco and NNO Cayco each hold 50% of the ownership interest in a newly incorporated acquisition company organized under the laws of the Cayman Islands ("Cayman Acqco").

Cayman Acqco purchased from Rio Algom all of its shares in the capital of Musto Explorations (Bermuda) Limited ("MEB"), which amount to a 50% ownership interest in MEB. Canada Acqco purchased subordinated debt currently owed to Rio Algom by MAA in the amount of US$71.5 million. Cayman Acqco acquired 50% of MEB and, indirectly, 25% of MAA. The Issuer therefore holds, indirectly, 12.5% of the ownership interest in MAA.

Set out below is a chart illustrating the foregoing ownership structure.



Wheaton River Minerals Ltd. ("Wheaton") (Ontario, Canada)
Northern Orion Resources Inc. (British Columbia, Canada)
100%
100%
Wheaton River Canada Pampas Ltd. ("WRM Canco") (Ontario, Canada)
50%
50%
Northern Orion Canada Pampas Ltd. ("NNO Canco") (British Columbia, Canada)
100%
Canada Pampas Ltd. ("Can Acqco") (Canada)
100%
100%
Wheaton River Cayman Pampas Ltd. ("WRM Cayco") (Cayman)
Northern Orion Cayman Pampas Ltd. ("NNO Cayco") (Cayman)
Cayman Pampas Ltd. ("Cayman Acqco") (Cayman)
50%
50%
50%
Wheaton River (Cayman Islands) Ltd. ("Wheaton Cayman") (Cayman)
50%
Musto Explorations (Bermuda) Ltd. ("MEB") (Bermuda)
50%
Minera Alumbrera Limited ("MAA") (Antigua)

<u>The Purchase Price; Vendor's Buy-Back</u>

The total consideration for the Alumbrera Acquisition was US$180 million, of which the sum of US$71.5 million was allocated to the loan rights to be assigned to Can Acqco. Rio Algom agreed that a portion of the purchase price to be paid by Can Acqco and Cayman Acqco on behalf of Wheaton and the Issuer could be deferred (up to the amount of US$30 million in the case of the Issuer) to be evidenced by a loan from Rio Algom to NNO Canco. The loan payable by NNO Canco matures on May 30, 2005, bears interest on the principal amount up to and including US$25 million at the annual rate of 3-month LIBOR plus 2% and on the outstanding principal amount in excess of US$25 million at the annual rate of 3-month LIBOR plus 5% (10% in the event of default), and is evidenced by a promissory note in favour of Rio Algom. As security for the payment of any such deferred amounts owed by NNO Canco, Rio Algom has taken security over: (i) all shares in Can Acqco; (ii) all shares in Cayman Acqco held by NNO Cayco and debt owed by Cayman Acqco to NNO Cayco; and (iii) all shares in and debt owed to NNO Canco by NNO Cayco. In addition: (a) the Issuer guaranteed the loan made to NNO Canco and is directly liable to Rio Algom for payment of any amount in default and interest payable thereon at an annual rate of 3-month LIBOR plus 10% from time to time (after as

well as before judgment) for the period from and including the due date to but excluding the date upon which such amount together with all interest on it is paid in full; and (b) a limited recourse guarantee was granted by NNO Cayco in favour of Rio Algom pursuant to which NNO Cayco guarantees the indebtedness of NNO Canco to Rio Algom. The guarantee is supported by a pledge of shares and debt in Cayman Acqco. In the event that NNO Canco fails to pay its share of the deferred purchase price, Wheaton has the option to purchase the debt comprised therein, with the consideration being payment to Rio Algom of the remainder of the deferred purchase price owed by NNO Canco.

The Alumbrera Interests

The project finance in connection with the Alumbrera Mine is currently comprised of three senior loans and four subordinated loans provided by MAA's shareholders and their affiliates. Rio Algom was party to a common security agreement (the "Common Security Agreement") dated as of February 26, 2003, between MAA, all of its lenders and the other parties thereto. The Common Security Agreement provides for a common security package for the rateable benefit of the senior lenders, including a pledge of the shareholders' and their affiliates' shares in and subordinated loans to MAA, and a grant of security interests in all material Alumbrera Mine assets. In addition, the Common Security Agreement includes the common representations, warranties and covenants relating to the Alumbrera Mine, common security matters including intercreditor arrangements, common conditions precedent to initial and subsequent disbursements of senior loans and common events of defaults and remedies. Rio Algom was also party to the Transfer Restrictions Agreement dated as of February 26, 1997, between MAA, its shareholders, various lenders and the other parties thereto (the "Transfer Restrictions Agreement"). The Transfer Restrictions Agreement contains the primary restrictions on transfers of debt and equity interests in MAA. As a general rule, unless specifically permitted, any transfer of ownership interests or subordinated debt requires the consent of the supermajority lenders (senior lenders representing more than 75% of the outstanding principal amount of senior debt) and Export-Import Bank of the United States.

Pursuant to the terms of the Purchase Agreement, Rio Algom sold all of its direct and indirect interest in the Alumbrera Mine to Wheaton and the Issuer, including, without limitation: (i) certain assigned loan rights in connection with debt currently owed to it by MAA, including its rights and obligations under certain financing documents (including the Common Security Agreement and the Transfer Restrictions Agreement described above); (ii) the shares in the capital of MEB, including the rights and obligations under the MAA Shareholders Agreement, which were originally those of its subsidiary, Rio Algom Investments Inc.; and (iii) its rights and obligations under certain other agreements relating to its interest in MEB, including a shareholders agreement governing the affairs of MEB (together, the "Alumbrera Interest").

<u>MEB Shareholders' Agreement</u>

In connection with the Alumbrera Acquisition, the MEB Shareholders' Agreement has been amended so that the parties to it are NNO Canco, NNO Cayco, the Issuer, WRM Canco, WRM Cayco, Wheaton Cayman, Wheaton, Wheaton River (Alumbrera) Ltd., Can Acqco, Cayman Acqco and MEB. The amended MEB Shareholders' Agreement governs the rights and obligations that each of the Issuer and Wheaton, through their subsidiaries, will have in respect of each other as the beneficial owners of 25% and 75%, respectively, of the issued and outstanding shares of MEB.

The amended MEB Agreement includes the following provisions:

1. *General Restriction* - Except as provided in such agreement, none of the parties or their affiliates shall directly or indirectly sell, assign, transfer or otherwise deal with any equity securities in the capital of or shareholders' loans made to any of them or any equity securities of MAA.

2. *Right of First Offer* - Except for certain dispositions expressly permitted by such agreement, and subject to certain prescribed conditions being fulfilled, the Issuer and its affiliates (the "Issuer's Group") and Wheaton and its affiliates (the "Wheaton Group") shall have a right of first offer should any party or parties in the other group (the "Selling Group") wish to dispose of all (but not less than all) of the equity securities of (and, if applicable, shareholders' loans made to) any or all of the Acquisition Companies, MEB and MAA, such right to be exercised within 30 days after the receipt of the offer made by the Selling Group and only with respect to the entire interest proposed to be disposed of. Notwithstanding the foregoing, if the interest to be disposed of consists of equity securities and shareholders' loans presently held by the Wheaton Group (before the Alumbrera Acquisition), such interest shall first be offered to Can Acqco or Cayman Acqco, as appropriate, which shall be considered for all purposes of such agreement not to part of the Selling Group and in respect of which the Issuer has waived any conflict of interest applicable to Wheaton's board nominees.

3. *Directors of MEB* - The board of directors of MEB will consist of four directors (subject to an increase in number in certain circumstances), with each of the Issuer and Wheaton being entitled from time to time to elect that percentage of members of the MEM board which is most nearly equal to the percentage direct and indirect interest of the Issuer's Group or the Wheaton Group, respectively, in the outstanding common shares of MEB and provided that (i) the group with the larger interest shall at all times be entitled to elect at least a simple majority of the MEB board, and (ii) so long as a group directly and indirectly holds more than 20% of the outstanding common shares of MEB, it shall be entitled to elect at least one director to the MEM board.

4. *Directors of Acquisition Companies* - The board of directors of Can Acqco and Cayman Acqco (the "Acquisition Companies") shall consist of four and six directors, respectively (subject to an increase in number in certain circumstances), with each of the Issuer and Wheaton being entitled to elect that percentage of the members of the board which is most nearly equal to the percentage direct and indirect interest of the Issuer's Group or the Wheaton Group, respectively, in the outstanding common shares of such Acquisition Company. The quorum requirements and other relevant provisions are similar to those set out in the preceding paragraph, save that the chairman (appointed by Wheaton) shall have a casting vote.

5. *Fundamental Changes - MEB* - Certain fundamental changes relating to the business and affairs of MEB will require the unanimous consent of the directors of MEB, namely (i) the sale of any equity securities of or shareholders' loans made to MAA or of any other material property or assets of MEB; (ii) except as contemplated in such agreement, the issuance of any equity securities of or shareholders' loans made to MEB unless to the Issuer's Group and the Wheaton Group *pro rata* to their respective direct and indirect holdings of MEB common shares and for the same consideration; (iii) any debt financing, other than shareholders' loans made to MEB as contemplated in such agreement; (iv) the redemption, repurchase, repayment or retirement of any outstanding equity securities of or shareholders' loans made to MEB or the declaration or payment of dividends or distributions to MEB's shareholders unless on a *pro rata* basis or in accordance with the distribution policy agreed upon from time to time by the Issuer and Wheaton.

6. *Fundamental Changes - Acquisition Companies* - Certain fundamental changes relating to the business and affairs of each of the Acquisition Companies will require the unanimous consent of its directors, namely (i) the carrying on of any business or activity which is not related to the Alumbrera Mine or its direct or indirect interests in MEB; (ii) the sale of any equity securities of or shareholders' loans made to MEB or of any other material property or assets of MEB; (iii) any winding-up, liquidation or reorganization or any amendment to its charter or by-laws; (iv) the subdivision, consolidation or reorganization of any of its shares;

(v) the entering into of any material related party transaction; (vi) except as contemplated in such agreement, the issuance of any equity securities of or shareholders' loans made to such Acquisition Company unless to the Issuer's Group and the Wheaton Group *pro rata* to their respective direct and indirect holdings of the common shares of such Acquisition Company and for the same consideration; (vii) any debt financing, other than shareholders' loans made to such Acquisition Company as contemplated in such agreement; and (viii) the redemption, repurchase, repayment or retirement of any outstanding equity securities of or shareholders' loans made to such Acquisition Company or the declaration or payment of dividends or distributions to its shareholders unless on a *pro rata* basis or in accordance with the distribution policy agreed upon from time to time by the Issuer and Wheaton.

7. *Management of MAA* - Pursuant to section 2.01 of the MAA Shareholders' Agreement, the MAA board of directors shall consist of four members, two of which shall be nominated by MIM and two of which shall be nominated by MEB. The chairman (appointed by MIM) shall have a casting vote. The MAA Shareholders' Agreement also stipulates that certain fundamental actions can only be taken with the unanimous consent of the directors of MAA. Each of the Issuer and Wheaton shall be entitled to nominate one such director, provided that the right of the Issuer to nominate one such director shall terminate on the earliest to occur of the following: (i) the Wheaton Group shall directly or indirectly hold more than 50% of the outstanding common shares of either Acquisition Company; (ii) the Wheaton Group shall directly or indirectly hold more than 75% of the outstanding common shares of MEB; (iii) the Issuer's Group shall cease to hold directly or indirectly at least 50% of the outstanding common shares in the capital of either Acquisition Company; (iv) the Issuer's Group shall cease to hold directly or indirectly at least 25% of the outstanding common shares of MEB; and (v) the Issuer shall commit a breach of its covenant, made in the amended MEB Shareholders' Agreement, that the Issuer's nominee on the MAA Board shall vote in such manner as shall be directed by Wheaton, and after Wheaton has provided to the Issuer a reasonable opportunity for consultation. For greater certainty, the NNO nominee on the MAA Board shall not vote unless such nominee has received instructions from Wheaton.

ALUMBRERA MINE

The information of a scientific and technical nature on the Alumbrera Project was prepared under the supervision of B. Terrence Hennessey, P. Geo and Harry Burgess, P. Eng of Micon International Limited "Micon" and is derived from a report titled "Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina" dated May, 2003.

Property Description and Location

The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

- an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca; a 316 km concentrate slurry pipeline through Catamarca and Tucumán Provinces;
- a 202 km, 220 kilovolt power line from the project's substation at El Bracho, Tucumán;
- a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and
- a port, handling facilities and train maintenance facilities at San Martin near Rosario, Santa Fé.

The open pit mine is located on a 600 ha mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kms northwest of Buenos Aires. The mining lease granted to MAA encompasses all mineralized areas of the deposit. Immediate mine infrastructure and other mine facilities cover an

additional permitted surface area of 5,200 ha. The mine is located in a valley west of the easternmost range of the Andes at an elevation of 2,600 m above sea level.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kms to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kms by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martin, Rosario in the Province of Santa Fé. The port operation and maintenance facilities are contained within a 12 ha lease which includes a rail-switching yard with approximately 8,200 m of rail. Port facilities include a rail car unloading building and 50,000 t storage shed.

All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 km^2 national mineral reserve and are owned and administrated by Yacimientos Mineros de Agua de Dionisio ("YMAD"), a quasi-government mining company. The 20-year mining lease that encloses the Alumbrera Mine was granted to MAA by YMAD pursuant to an agreement (the "UTE Agreement") in April 1994, as amended in February 1997. The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of the facilities and infrastructure revert to YMAD after completion of operations.

Royalties

MAA is required to pay a 3% royalty (the "Boca Mina Royalty") to the provincial government of Catamarca. The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions. MAA commenced payments of the Boca Mina Royalty in 1998. MAA has reported that its calculation of the Boca Mina Royalty in its life-of-mine plan cash flows is the equivalent of a 2% charge against revenue after deduction of offsite smelting and refining charges.

Under the terms of the UTE Agreement, MAA is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery to begin in the fiscal year following the one in which positive net proceeds are realized. To date, no payments have been made. However, pursuant to an amendment made to the UTE Agreement in 1997, MAA has paid an advanced royalty of US$10 million toward the 20% royalty. An additional balance of 2 million pesos has been paid in the fiscal year ending June 30, 2003.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Alumbrera is about 1,100 kms northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucumán. Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kms northeast of the town of Belen and approximately 50 road-kms northwest of Andalgalá. The project is served by air and all-weather roads. MAA has scheduled flights to and from Tucumán and the mine site, and bus transport to and from both Catamarca and Tucumán. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, either to or from the mine site every month. An internal bus service runs on a continual schedule, transporting personnel to and from job sites, accommodation and recreation facilities within the mine site.

The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert. The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated. Average temperature is 17°C to 18°C and average minimum and maximum temperatures range between 8°C and 10°C and 22°C and 27°C. Temperatures can be as low as minus 10°C in the winter and as high as 40°C in the summer. Average mean rainfall is 160 mm, occurring predominantly during the months of December through March. Light snows can occur in July.

Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops. Site facilities include two accommodation camps, catering, medical and

indoor and open-air recreation facilities. The mine's main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30 km pipeline. The mine maintains a 1.7 million m^3 water reservoir. A 202 km long 220-kilovolt power line provides electrical power to the mine site from a substation at El Bracho, Tucumán. The power line, with 530 transmission towers, was constructed to provide access to the national power grid.

Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest (1,900 m by 1,200 m) surrounded by ridges formed mostly by andesitic breccia of the Farallon Negro volcanics. The floor of the bowl covers an area of 2.5 kms^2. It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered "surface rind" of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.

History

The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century. Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges of the present mine area. In 1950, the Alto la Alumbrera veins were sampled by the government for copper and gold. In 1961, the map on which "Bajo de la Alumbrera" is mentioned for the first time was published. In 1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted. In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short drill holes for a total depth of 226 m.

From 1973 to 1976, YMAD requested that the national government carry out more detailed studies. The government, through the NOA MINERO (Argentine Northwest Mining) Plan of the National Service of Mining and Geology, carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program. Drilling was completed over several years with 5,000 m drilled in 1974 and 1975 and 1,000 m drilled in 1976. YMAD carried out resource mapping and evaluation from available drill holes. From 1975 to 1982, the United Nations supervised the ongoing exploration program. YMAD and a military manufacturer continued intermittent drilling to complete a total of 18,970 m and 71 drill holes for the period 1968 to 1981.

From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone. An additional 1,283 m of drilling, averaging 50 m per hole, was completed. Feasibility studies were prepared in 1986 and 1988.

From 1992 to 1993, another feasibility study was conducted. Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology. A geology and metal grade block model of the deposit was generated.

In October 1994, MAA completed a 20-hole, 8,000 m diamond drillhole program. Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life. In 1995, MAA commenced mining activities in the mine area. In August 1997, project commissioning commenced with the processing of the first ore from the mine. In December 1999, the mine achieved production and performance tests under terms of project financing.

MEB negotiated an interest in the project from YMAD in 1990, establishing MAA as the entity to exploit the deposit in 1993. MIM purchased a 50% interest in MAA in 1994. MEB, with a 50% remaining interest in MAA, was subsequently acquired by Rio Algom and North Ltd. in 1995. Rio Tinto plc (''RTP'') acquired North Ltd. in August 2000. Billiton acquired Rio Algom in October 2000. BHP and Billiton merged during 2001 to form BHP Billiton. Wheaton purchased RTP's 25% share in March 2003.

GEOLOGICALSETTING

Regional Geology

Alumbrera was emplaced in the late Miocene Farallón Negro - Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas. This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene. The Farallón Negro complex lies near the boundary of nearly flat and 30° east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50 km right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallón Negro centre.

Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them. The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament. The Farallón Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kms high and approximately 16 kms in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites. Volcanism was followed by the emplacement of the mineralization-related dacite porphyries. The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Deposit Geology

The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallón Negro volcano. The intrusion-generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks. Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining. Rocks exposed at surface were originally at depths of approximately 2.8 kms and at 0.6 to 0.8 kilobars lithostatic pressure.

The Farallón Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite. The remaining 10% is comprised of lithic and non-porphyritic flow units.

The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions. A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks. The individual porphyry units can be distinguished by their phenocryst content, but primarily are classified by their cross cutting intrusive relationships. Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.

Exploration

The mining rights to the Alumbrera Mine held by MAA are limited to a 2,000 m by 3,000 m rectangle (600 ha in size) approximately centred on the open pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAA outside of the contract area.

Known mineralization in the pit has been fully delineated to the northwest and southeast. However, to the northeast, towards the crusher, and to the southwest, mineralization is cut off by faults that are parallel to the dominant faulting direction. It is possible that a small amount of mineralization remains to be discovered in these areas if it can be shown that they have been down-faulted.

Since 1999, exploration efforts in the MAA contract area have been limited. In 2002, a small geophysical survey consisting of a limited amount of induced polarization surveying was conducted to look for disseminated sulphides in these areas. Results were not available at the time of Micon's visit, although it is anticipated that a certain amount of diamond drilling will be required in the future to test this potential. It is not anticipated that any significant discoveries with material impact on the project will be made here.

Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work is not anticipated. Any exploration by MAA outside of the contract area would require a new agreement with YMAD.

Mineralization

The mineralogy of the primary (unweathered) ore consists of chalcopyrite (+/-bornite), native gold and pyrite. Gold occurs mainly in chalcopyrite. Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

Ore grades correlate with lithology. The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites. Younger porphyries are less mineralized or barren. The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets. Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range.

The occurrence of gold within chalcopyrite, together with magnetite and pyrite, suggests that the gold was transported by the same fluids as the other metals and that this fluid was oxidized. Near-surface oxidation and supergene enrichment appear limited at the Alumbrera Mine. Consequently, the economic-grade sulphide mineralization extends upward almost to surface.

The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone. The leached zone contains oxide and carbonate copper minerals, including soluble species. Gold values appear largely unaffected by leaching. The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions. The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore. Leaching and oxidation near the surface generally does not extend to deeper than 30 m. Rare and erratic deeper oxidation is attributed to enhanced permeability caused by local fracturing and faulting. The corresponding underlying zone of supergene enrichment is erratic in its development, occurring at depths to 150 m in some places and being barely recognizable in others.

Drilling

The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969. Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data. The diamond drill programs were completed using both NQ-sized core and HQ-sized core (47.6 mm and 63.5 mm core diameter, respectively).

270 holes were drilled on a nominal 50 m by 50 m pattern over the entire deposit. However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations. All holes were drilled on N75°/N255° oriented sections, with dips varying between vertical and minus 60°. This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit. This was required

in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and kriging variances seen during grade interpolation. It was decided that an additional 14 holes would be drilled to fill in areas of low confidence. These have recently been drilled but were not included in the June 2002 reserve estimate. There is no known requirement for further drilling of the existing resource. A minor amount of exploration drilling is still required near the edges of the pit.

Sampling and Analysis

Exploration samples are sawn (core) or split (reverse circulation) and sent to ALS Chemex ("ALS") in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

Exploration samples were analysed for gold using a 50 g fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead. This method has a detection limit of 0.01 ppm and is suitable for the low gold grades seen at Alumbrera. Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS. The detection limit for copper and silver by this method are 100 ppm and 1.0 ppm, respectively. Silver values are not checked by fire assay methods as they are not reported as an ore reserve and form a minor portion of the value of minerals recovered.

Minor element analyses have been routinely carried out on approximately 10% of samples in order to determine background levels of elements of interest within the ore and surrounding waste rock of the orebody. These analyses were intended to determine base line quantities of potentially toxic metals available to be released into the environment. Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc. Additional sampling was conducted in areas identified to have lead and zinc bearing veins.

Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit so as to aid in the prediction of acid mine drainage potential as well as to predict rougher and cleaner cell loads within the concentrator while treating certain ore types. Sulphur was determined through a Leco infrared detection of sulphur dioxide from combustion of sulphide.

Drill Core Samples

During logging, the MAA geologist selects the portions of each hole to be sampled based primarily on mineralization. Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 m before this estimated position. Samples were selected on three m intervals regardless of lithologic contacts and geological variation in the core. Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained for future reference. All sampling and core storage took place at the core logging facility.

Reverse Circulation Samples

Reverse circulation samples were collected in the field at the drill rig over 3 m intervals after being split in the ratio 3:1 at the sampler. The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program in order to provide additional samples for check analyses or bench scale flotation testwork. The larger fraction was discarded after the completion of each program.

Blast Hole Sampling

MAA samples all blast holes in the open pit except when the geology supervisor considers it unnecessary due to, for example, duplicate holes or holes too closely spaced. One sample is collected per hole from the cone of cuttings surrounding the collar. Sampling is performed by cutting two

opposing channels into the cone and through its full depth to the bench floor. A sample of approximately 15 to 20 kgs is collected from one wall of each of the two channels. Samples are split in a Gilson splitter and sent to the mine laboratory. For one in every five samples collected from certain areas of the Alumbrera pit a second sample split is collected from the Gilson splitter and sent to ALS for check analysis.

Sample Quality

The program set up to monitor the quality of the assay database consisted of the following procedures:

- the use of internal standards by the laboratory;
- the use of MAA submitted standard samples with each sample batch;
- regular re-analysis of pulps by the laboratory;
- re-analysis of pulps as requested by MAA;
- check analysis of randomly selected pulps by a second laboratory; and
- ¼ core re-sampling of selected sample intervals mixed with each batch.

Data validation protocols are built into the date-entry system used by MAA to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.

Security of Samples

MAA's core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator. These facilities are approximately 1 km behind the mine's security gatehouse which is manned 24 hours a day, 365 days a year. They are secure from entry by non-MAA personnel. Exploration samples are shipped from this location using scheduled mine delivery trucks bringing in general supplies.

Ore Reserves and Mineral Resources

All ore reserves and mineral resources provided herein in respect of the Alumbrera Mine are estimated using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), the Australian and RTP worldwide standards. The following definitions are reproduced from the JORC Code, and differ from the definitions of the same terms adopted by the Canadian Institute of Mining, Metallurgy ("CIM") as the CIM Standards on Mineral Resources and Reserves Defintions, which definitions are contained in this Prospectus under "Glossary of Mining Terms".

The term "Mineral Resource" means a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term "Inferred Mineral Resource" means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term "Indicated Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a

reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term "Measured Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

The term "Ore Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term "Probable Ore Reserve" means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term "Proved Ore Reserve" means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The Ore Reserves for the Alumbrera Mine as at December 31, 2002, are set forth in the following table:

Alumbrera Ore Reserves as of December 31, 2002

Material	Category	t (million)	Au g/t	Cu (%)	Contained Au (million ozs)	Contained Cu (mt)
In Situ	Proved	234	0.68	0.58	5.08	1.360
	Probable	23	0.49	0.47	0.36	0.108
	Total	257	0.65	0.57	5.44	1.468
Stockpiles	Proved	111	0.41	0.36	1.46	0.400
	Probable	0	0	0	0	0
	Total	111	0.41	0.36	1.46	0.400
Total	Proved	345	0.59	0.51	6.54	1.760
	Probable	23	0.49	0.47	0.36	0.108
	Total	368	0.58	0.51	6.90	1.868

(1) The Ore Reserves for the Alumbrera Mine set out in the table above have been prepared by MAA. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

There are currently no Mineral Resources to report for the Alumbrera Mine.

MINERAL PROCESSING AND METALLURGICAL TESTING

The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship. Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite. As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.

As a project now in its fifth full year of production, there is a wide range of metallurgical testing and operating experience available and planned, including original feasibility studies and process design laboratory and pilot scale testing, post-commissioning laboratory and plant scale process optimization, and post-commissioning laboratory testing and simulation studies in support of strategic planning and development.

The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing. Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design. These criteria have been generally confirmed by operating experience to date.

MAA decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine. Based on its operating experience to date, MAA has not increased the capacity of the flotation circuit or other areas.

Together with the feasibility study testing, post-commissioning operating results and process optimisation, it appears that an adequate and comprehensive programme of testing and study has been conducted in support of the recent expansion and the life-of-mine plan.

MINING AND MILLING OPERATIONS

Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 m^3 shovels and 220 t haul trucks to move both ore and waste. Mining is carried out on 17 m benches, with 2 m sub-drill, which suit the size of the equipment necessary for the production rate.

Current mineral reserves have a low waste to ore ratio of an average of 1.8:1. Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade. This practice requires that some ore be stockpiled for later processing. The average reserve grade is 0.51 % copper and 0.58 Au g/t.

The mining rate in fiscal 2002 marginally exceeded 300,000 tpd for a total of approximately 112 mt of material mined, comprised of approximately 39 mt of ore and 73 mt of waste. The total material mined is planned to increase to an average of 355,000 tpd, approximately 130 mt per annum, for the fiscal years 2004 to 2007, after which time waste stripping reduces significantly.

MAA employs approximately 800 permanent staff and 400 contractors, of whom approximately 500 staff and 200 contractors work in the mining department. Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements. MAA worked closely with the representative Union and Argentine Labour Ministry to negotiate an initial, one-union bargaining agreement. This was renegotiated in the second year resulting in the introduction of an innovative and flexible, four year labour agreement which was renewed in 2003 for a further four year period.

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate containing the major gold credit and doré bullion from gravity recovery of coarser free gold. The original design capacity

was 80,000 tpd with a utilisation of 94%, equivalent to 29.2 mt per year. Provision was made for expansion to 100,000 tpd by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

MAA has increased the capacity of the original plant to approximately 100,000 tpd by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding ("SAG") mills, of which about 1 to 1.5 mt, at 0.4% copper, already had been accumulated. The planned utilization for 2003 is 93%, increasing to 94% in 2007.

MAA expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore. Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput. MAA has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.

The mined ore is crushed in a 1,540 mm by 2,770 mm gyratory crusher. The crushed ore is conveyed 1.7 kms to an 80,000 t live capacity stockpile. The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits. The two original grinding lines each consist of an 11 m diameter, 5.14 m long SAG mill and two 6.1 m diameter, 9.34 m long ball mills operating in closed circuit with hydrocyclones. The third grinding line, which was commissioned in August 2002, consists of a 8.53 m diameter, 4.27 m long SAG mill and a 5.03 m diameter 8.84 m long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35 mm critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate. A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required. The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill. Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold. Hydrocyclone overflow at 80% passing 150 micron gravitates to the flotation circuit. The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

After conditioning with reagents, the hydrocyclone overflow passes to the rougher flotation circuit consisting of 32 100 m^3 mechanical flotation cells. MAA has concluded that there is sufficient rougher cell capacity to accommodate the increased throughput. Rougher concentrate is reground in one or two 5.0 m diameter, 7.32 m long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery. The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit. The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

Final concentrate is thickened to 63% solids in two 30 m diameter thickeners and for storage in surge tanks before being pumped via a 316 km long, 175 mm diameter pipeline to MAA's filter plant near Tucumán. Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kms to the filter plant. At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120 m^3 continuous belt filter presses, which reduce the moisture content to 7.5%. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kms to the port near Rosario.

Tailings from the process plant flow by gravity pipeline for 8.5 km to an engineered, centreline dam constructed across the Vis Vis canyon. Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back. The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine. MAA retains Knight Piesold as its consultant for tailings dam management and construction quality control.

MARKETS AND SALES CONTRACTS

MAA's objective is to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market. This should reduce the annual average treatment and refining charges and should provide short-term flexibility of production, sales and revenue against budget.

Sales and marketing operates from the port facilities, with a specialist consultant being retained for annual contracts exceeding 30,000 t, and MIM Japan retained through a negotiated sales agency agreement for annual contracts into the Far East and for general market intelligence in this region.

As at May 2002, MAA reported that it had 13 frame contracts in place for the sale of its concentrate, including three with traders and three (two traders and one smelter) additional long-term contracts, established to cater to the increased production scheduled by the life-of-mine plan. The lowest annual commitment is for 10,000 to 40,000 t and the largest is for 100,000 t. The earliest contract expiry date is December 31, 2003 and the latest expiry date is September 30, 2008. Smelter locations are in Europe, India, the Far East, Canada and Brazil.

ENVIRONMENTAL CONSIDERATIONS

Permitting

The main environmental permit is the original Environmental Impact Report ("EIR"), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the UTE Agreement, MAA is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. There are currently no significant areas of non-compliance. The EIR must be updated bi-annually as two separate reports for approval by the Tucumán and Catamarca provincial authorities. Micon understands that the 2001 EIR update was received and accepted by the provincial authorities. Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucumán).

In addition to the direct statutory controls, the UTE Agreement and its requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management.

Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management. Through MIM and the other shareholders, MAA conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

Compliance

Under the terms of the UTE Agreement, commitments made in the EIR reside with MAA. In response to these commitments, MAA currently is implementing a revised environmental management system. Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels.

Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility. Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAA's concession, due to the area's complex structural geology. A series of pump back wells have been established to capture the seepage, which

is characterised by high levels of dissolved calcium and sulphate. The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

The other potentially significant environmental risk lies with the concentrate pipeline. This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Any rupture of the pipeline poses an environmental risk from spillage of concentrate. Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

Reclamation and Closure

Although the fixed assets of the project revert to YMAD on final termination of commercial production, MAA is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine. MAA is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps. Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. The ultimate requirement is to achieve final landforms that do not require MAA's presence post closure.

MAA has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management. MAA's closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis.

Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project's financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002.

Bond-Posting

MAA makes provisions for reclamation and closure in its 2002 life-of-mine plan and financial statements, however, MAA is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.

Capital Costs

The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately US$1.233 billion of project development capital. After additional capital expenditure of approximately US$79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately US$26 million per fiscal year.

Approximately US$29 million, US$18 million and US$30 million was expended in fiscal years 2000, 2001 and 2002, respectively, with a further US$29 million forecast to be spent in fiscal 2003. As at the end of March, 2003, approximately US$12.3 million of the total for the 2003 fiscal year had been expended.

Projected Capital Expenditures for Fiscal 2003 to 2013

The following table indicates capital estimates included in Micon's estimates of future annual cash flows:

Projected Capital Expenditures for Fiscal 2003 to 2013

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(US$ in millions)											
Mining	13.6	10.3	4.8	4.8	4.2	5.1	1.7	2.1	-	-	46.6
Tailings Dam	2.8	2.8	2.4	2.4	2.4	2.3	2.3	2.2	2.2	0.1	21.9
Concentrator	3.3	2.6	1.8	1.8	1.6	2.1	1.3	1.4	2.1	1.8	19.8
Administration	0.29	0.28	0.32	0.32	0.14	0.3	0.13	0.15	0.05	-	2.0
Filter Plant, Rail and Port	0.69	0.22	0.19	0.19	0.15	0.08	0.81	0.35	0.16	0.05	2.9
Closure Cost	-	-	-	-		-	-	-	-	23.5	23.5
Total	20.6	16.2	9.5	9.5	8.4	9.9	6.3	6.3	4.5	25.5	116.5

TAXES

MAA is subject to taxation in the form of income tax and IVA tax, the latter of which is a value added tax applicable to purchases of goods and services at a rate of 21%. Full reimbursements for IVA tax are available to mining companies and a net reimbursement over the life of the mine of US$23.5 million is included in the cash flow projections.

The statutory tax rate applicable to MAA as a mining company is 30% as compared to the statutory tax rate of 35% for non-mining companies. This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are a risk to the estimated levels of future cash flow. However, it is not expected that any increased taxation would have a material effect on the value of the property, given the current fully developed stage of the operations and the high levels of projected annual cash flows.

PRODUCTION ESTIMATES AND CASH FLOW PROJECTION

The MAA operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate. In addition, a doré containing gold and silver is produced on-site. Production is derived from ore mined at the Alumbrera Mine. The total scheduled ore to be mined and processed, and the gold and copper output, are set forth in the following table:

Production Schedule

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(US$ in millions)											
Ore Milled (mt)	36.71	36.62	36.80	36.97	37.23	37.33	37.19	37.23	37.23	17.61	350.92
Gold Grade (g/t)	0.76	0.63	0.58	0.64	0.54	0.60	0.77	0.59	0.29	0.29	0.58
Copper Grade (%)	0.60	0.54	0.50	0.55	0.48	0.60	0.65	0.54	0.28	0.29	0.50
Gold Production ('000 ozs)	649	529	483	529	442	511	684	507	203	96	483

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(US$ in millions)											
Copper in Concentrate ('000 ozs)	195	175	161	177	156	198	216	178	85	42	161

The Issuer does not as a matter of course make public projections as to future sales, earnings or other results. The projected capital expenditures, production estimates, cash flow and other projections included in this Prospectus have been prepared by Micon and have been extracted from the Micon Report. The projected capital expenditures, production estimates, cash flow and other projections have been included in this Prospectus based on the requirements of Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Deloitte & Touche LLP and PricewaterhouseCoopers have neither examined nor compiled the accompanying prospective financial information and, accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers do not express opinions or any other form of assurance with respect thereto. The Deloitte & Touche LLP and PricewaterhouseCoopers reports included in this Prospectus relate to the historical financial information and do not extend to the prospective financial information and should not be read to do so.

The cash flow projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the cash flow projections were not prepared by Micon on behalf of the Issuer in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by Micon with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Alumbrera Mine, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Issuer's or MAA's control. Accordingly, there can be no assurance that the assumptions made in preparing the cash flow projections will prove accurate, and actual results may be materially greater or less than those contained in the cash flow projections. For these reasons, as well as the bases and assumptions on which the cash flow projections were compiled, the inclusion of such cash flow projections herein should not be regarded as an indication that the Issuer or MAA, or any of their respective affiliates or representatives, considers such information to be an accurate prediction of future events, and the cash flow projections should not be relied upon as such. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such cash flow projections. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the cash flow projections and none of them intends to update or otherwise revise the cash flow projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

The overall base case cash flow projections for the Alumbrera Mine are set forth in the following table:

Cash Flow Projections

Year	Payable Gold Production[1]	Payable Copper Production[1]	Net Revenue[2]	Total Operating Costs[3]	Cash Flow Before Taxes and Debt Service	Cash Flow After Capital Costs and Tax - Available for Equity Distribution - Issuer's 12.5% Share
	(ozs)	(t)	(US$)	(US$)	(US$)	(US$)
2004	649,072	195,174	475,443,951	218,351,215	226,631,857	13,875,857
2005	528,749	174,692	407,761,336	216,409,807	166,643,302	12,332,538
2006	483,270	161.297	373,369,843	213,082,150	142,975,295	13,724,832
2007	529,178	176,864	409,173,936	213,277,141	177,865,316	17,298,672
2008	441,692	155,784	352,715,138	200,943,997	136,000,838	11,900,073
2009	511,088	197,758	432,121,254	184,121,143	229,168,686	20,052,260
2010	683,782	215,742	511,175,545	181,107,968	313,236,066	27,408,156
2011	506,875	177,719	403,319,966	165,456,950	223,150,616	19,525,679
2012	203,466	84,714	180,235,927	137,821,921	33,952,287	2,970,825
2013	96,097	41,487	87,149,170	74,216,925	(14,732,739)	1,174,533
Total	4,633,270	1,581,231	3,627,366,064	1,804,789,218	1,634,891,525	140,261,425

(1) Production figures refer to the total quantity of payable metal produced.

(2) A constant gold price of US$320 per oz, a copper price of US$0.80 per lb have been assumed.

(3) Adjusted for foreign exchange and inflation.

The estimates of annual cash flow assume that the current mining rate of approximately 111 mt of ore and waste per year will increase to approximately 130 mt per year by fiscal 2004 and will continue at that level for four years, after which time waste mining will diminish significantly. Ore will be mined from the pit until fiscal 2011 and for a final two years, fiscal years 2012 and 2013, low grade ore, which comprises a portion of the long term inventory stockpile, will be reclaimed from stockpile for processing. Over the projected operating life of ten years, MAA's operations are expected to generate a total undiscounted net cash flow, after senior debt service and taxes and available for distribution to shareholders, of approximately US$1.12 billion, of which the Issuer's 12.5% share upon completion of the acquisition of the Alumbrera Mine will equal approximately US$140 million.

Sensitivity analyses have been performed to test the impact on project economics of changes in the price of the metals produced. Net present values for 50% of BHP's 25% share of cash flows available to shareholders after full debt service and taxes have been estimated for metal prices 10% higher and lower than the base case prices. The results of these sensitivity analyses are set forth in the following table:

Input Parameter	Total net Present Value (Issuer's 12.5% share) (US$ in millions)		
Discount Rate (% per year)	0	10	15
Base Case Prices	140	89	73
Base Case Prices +10%	173	110	91
Base Case Prices - 10%	106	66	54

ALUMBRERA ACQUISITION- FINANCIAL ADVISORY FEES

In addition to the commission payments made to it as an underwriter in respect of the sale of Special Warrants, GMP received a cash fee of US$900,000 for its services as the Issuer's financial advisor in respect of the Alumbrera Acquisition.

Pursuant to a financial advisory agreement dated February 7, 2003, Endeavour Financial Ltd. ("Endeavour Financial"), which has also served as the Issuer's financial advisor in respect of the Alumbrera Acquisition, has received a financial advisory fee of approximately US$2,578,000.

USE OF PROCEEDS

The net proceeds of the Private Placement were $98,203,783 after deducting the Underwriters' Fee of $5,267,620.15 and the estimated expenses of the Private Placement (including the expenses of the Underwriters) of $1,881,000. The Issuer has used and intends to use these net proceeds as follows:

		US $	CAD $(1)
(a)	Alumbrera Acquisition:	$60,260,000	$81,953,600
(b)	Expenses of the Alumbrera Acquisition including payment of financial advisory fees:	$4,465,000(2)	$6,072,400
(c)	Repayment of Debt:	$2,000,000	$2,720,000
(e)	General working capital(3):	$5,484,000	$7,458,000
TOTAL		**$72,209,000**	**$98,204,000**

(1) Converted at US$1.00 = CAD$1.36

(2) See "Alumbrera Acquisition - Financial Advisory Fees."

(3) Plus accumulated interest and exchange rate gains.

PLAN OF DISTRIBUTION

UNDERWRITING AGREEMENT, SPECIAL WARRANT INDENTURE AND WARRANT INDENTURE

At the First, Second and Third Closings, the Issuer issued and sold an aggregate of 810,403,101 Special Warrants at a price of $0.13 (the "Issue Price") each pursuant to the Underwriting Agreement. The price of the Special Warrants was determined by negotiation between the Issuer and the Underwriters. The Special Warrants were created and issued pursuant to the terms of the Special Warrant Indenture. Each ten Special Warrants entitle the holder thereof to receive, without payment of additional consideration, one Common Share and one-half of one Warrant. The Special Warrants are exercisable by the holders thereof at any time and will be automatically exercised at 5:00 p.m. (Toronto time) on the earlier of (such date being the "Expiry Date"): (a) the third business day following that date that a final receipt for this Prospectus is issued in each of the Qualifying Jurisdictions; and (b) September 30, 2003.

This Prospectus is being filed to qualify the distribution of 81,040,310 Common Shares and 40,520,155 Warrants issuable upon exercise or deemed exercise of 810,403,101 Special Warrants. If a Final Receipt for this Prospectus is not issued on or before the Qualification Deadline of August 29, 2003, each ten Special Warrants which remain unexercised at such date will thereafter be exercisable into 1.1 Common Shares (in lieu of one Common Share) and 0.55 of a Warrant (in lieu of 0.5 of a Warrant).

This Prospectus also qualifies the distribution of these additional Common Shares and Warrants and those Warrant Shares issuable upon the exercise of the additional Warrants.

The Warrants were created and will be issued pursuant to the terms of the Warrant Indenture. Each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $2.00 (post-Consolidation) at any time prior to 4:00 p.m. (Toronto time) on May 29, 2008, after which time the Warrants will expire and be void and of no value. The Warrant Indenture contains provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants. See "Description of Securities Being Distributed - Warrants".

Pursuant to the Underwriting Agreement, the Issuer agreed to pay the Underwriters a cash commission of 5% of the gross proceeds of the Private Placement, amounting to $5,267,620.15 plus accrued interest. No additional commission or fee is payable to the Underwriters in connection with the issuance of the Common Shares and Warrants upon exercise or deemed exercise of the Special Warrants.

The Underwriting Agreement provides that the Issuer will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

RELEASE CONDITIONS APPLICABLE TO ESCROWED PROCEEDS

Pursuant to the terms of the Special Warrant Indenture, the proceeds of the Private Placement in the amount of US$65 million and $14,921,903.10 (the "Escrowed Proceeds") were deposited in escrow with the Trustee at the closings of the Private Placement and were invested in short term obligations of the Government of Canada. The Escrowed Proceeds, together with interest earned thereon, were released to the Issuer and to GMP on behalf of the Underwriters in accordance with the terms of the Special Warrant Indenture on June 24, 2003 upon satisfaction of the release conditions as provided in the Special Warrant Indenture.

The TSX has conditionally approved the listing of the Common Shares and Warrant Shares issuable upon the exercise of the Warrants and has conditionally approved the listing of the Warrants. Listing is subject to the Issuer fulfilling all of the requirements of the TSX, and, in the case of the listing of the Warrants, is conditional upon distribution of the Warrants to a minimum number of public securityholders.

This Prospectus also qualifies the distribution of the Conversion Option and the Extension Warrant issuable upon exercise of the Endeavour Mining Option. The Conversion Option grants Endeavour Mining the option to convert the principal amount outstanding under the Credit Facility into Common Shares. If the Issuer chooses to extend the term of the Credit Facility an extension fee of US$150,000 becomes payable to Endeavour Mining, which fee is payable at the option of the Issuer in cash, a combination of cash and Common Shares or all in Common Shares. If the Issuer chooses to satisfy the extension fee through the issuance of Common Shares, it may do so by invoking the deemed exercise provision of the Extension Warrant and may then issue that number of Common Shares at the then current market price pursuant to the terms of the Credit Facility. See "General Development of the Business - Significant Property Acquisitions and Dispositions".

US Securities Laws

The Common Shares and Warrants have not been and will not be registered under the US Securities Act, or the securities laws of any state of the United States, and may not be offered or sold or reoffered or resold in the United States or to a US Person, nor may the Warrants be exercised in the United States or by a US Person, unless an exemption from registration under the US Securities Act and the securities laws of applicable states of the United States is available.

UNDERWRITER PURCHASES

The following Underwriters purchased Special Warrants as principal for investment purposes:

Name of Underwriter	Number of Special Warrants
McFarlane Gordon Inc.	203,847
Salman Partners Inc.	200,000
Canaccord Capital (Europe)	226,923

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, Canadian counsel for the Issuer, and Cassels Brock & Blackwell LLP, Canadian counsel for the Underwriters, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to persons who acquire Common Shares and Warrants upon the exercise or deemed exercise of Special Warrants. This summary is applicable only to holders of Special Warrants who, for purposes of the *Income Tax Act* (Canada) (the "Tax Act") and at all relevant times, deal at arm's length with and are not affiliated with the Issuer, and who hold their Special Warrants, and who will hold any Common Shares and Warrants acquired upon the exercise of Special Warrants and any Common Shares acquired upon the exercise of Warrants, as capital property. Any Special Warrants, Common Shares and Warrants will generally be considered to be capital property to a holder unless the holder holds such securities in the course of carrying on a business or has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Common Shares and every "Canadian Security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary does not apply to a holder that is a "financial institution" within the meaning of subsection 142.2(1) of the Tax Act.

This summary is based upon and takes into account the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the administrative practices published by Canada Customs and Revenue Agency ("CCRA") prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CCRA. This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations summarized herein.

This summary is of a general nature only, is not exhaustive of all potentially relevant Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Special Warrants, Common Shares and/or Warrants. Therefore, such persons should consult their own tax advisers with respect to their particular circumstances.

RESIDENTS OF CANADA

The following portion of this summary is generally applicable to a holder of Special Warrants who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a "Canadian Holder").

Exercise of Special Warrant

No gain or loss will be realized by a Canadian Holder upon the exercise of a Special Warrant.

The aggregate cost to a Canadian Holder of Common Shares and Warrants acquired upon the exercise or deemed exercise of Special Warrants will be equal to the adjusted cost base to the Canadian Holder of such Special Warrants at the time of exercise. Canadian Holders who exercise ten Special Warrants will be required to allocate the aggregate cost of the ten Special Warrants between the Common Share and one-half Warrant acquired upon the exercise or deemed exercise of the ten Special Warrants on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Issuer has advised counsel that it believes that a reasonable allocation of the $1.30 cost of ten Special Warrants is $1.20 per Common Share and $0.10 per one-half Warrant acquired upon the exercise of the ten Special Warrants. The Issuer has advised counsel that it believes that such allocation is reasonable, but such allocation will not be binding on CCRA. The adjusted cost base to a Canadian Holder of a Common Share acquired upon the exercise or deemed exercise of Special Warrants will be determined by averaging the cost of such Common Shares with the adjusted cost base (determined immediately before the exercise of Special Warrants) of all other Common Shares held by the Canadian Holder as capital property at the time of the exercise of the Special Warrants.

Exercise or Expiry of Warrant

No gain or loss will be realized by a Canadian Holder upon the exercise or deemed exercise of a Warrant. The cost to a Canadian Holder of a Common Share acquired upon the exercise of a Warrant will be the aggregate of the Canadian Holder's adjusted cost base of the Warrant so exercised and the exercise price of the Warrant. The adjusted cost base of a Warrant at any time will be determined by averaging the cost of the Warrant to the Canadian Holder with the adjusted cost base of all other Warrants held by the Canadian Holder at that time. The adjusted cost base to a Canadian Holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the Canadian Holder as capital property at the time of the exercise of the Warrant.

The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost base to the Canadian Holder of the expired Warrant.

Dividends

In the case of a Canadian Holder who is an individual, dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

In the case of a Canadian Holder that is a corporation, dividends received or deemed to be received on the Common Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income.

A Canadian Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay refundable tax of $33^1/_3$% on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Canadian Holder's taxable income.

Disposition of Common Share or Warrant

A disposition or deemed disposition of a Common Share or Warrant by a Canadian Holder (other than a disposition of a Warrant on the exercise or expiry thereof) will give rise to a capital gain (or a capital loss) equal to the amount by which the actual or deemed proceeds of disposition of the Common Share or Warrant, as the case may be, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Common Share or Warrant, as the case may be, to the Canadian Holder at such time.

One-half of any capital gain (the "taxable capital gain") realized by a Canadian Holder will be included in the Canadian Holder's income for the year of disposition. One-half of any capital loss (the "allowable capital loss") realized may be deducted by the Canadian Holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Canadian Holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. A Canadian Holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of $6^2/_3$% on taxable capital gains.

If the Canadian Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of any Common Share may be reduced by the amount of dividends received or deemed to have been received by it on the share to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

Eligibility for Investment

Provided the Common Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSX), the Common Shares and Warrants will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education plans ("RESPs").

Based upon an officer's certificate provided by the Issuer, the Common Shares and Warrants, and any Common Shares acquired upon the exercise of Warrants, will not, as of the date of this Prospectus, constitute "foreign property" to RRSPs, RRIFs and DPSPs and certain other persons to whom Part XI of the Tax Act is applicable.

Qualified Investments and Foreign Property

As of the date hereof, the Common Shares and the Warrants are a qualified investment under the Tax Act for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans and do not constitute "foreign property" for purposes of Part XI of the Tax Act.

NON-RESIDENTS OFCANADA

The following portion of this summary is generally applicable to a holder of Special Warrants who, for the purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada, and who does not use or hold, and is not deemed by the Tax Act to use or hold, Common Shares or Warrants in connection with carrying on a business in Canada (a "Non-Resident Holder").

In addition, this summary is not applicable to an insurer who carries on an insurance business in Canada and elsewhere.

Exercise of Special ~~Warrants~~ Exercise or Expiry of Warrants

The Canadian federal income tax consequences to a Non-Resident Holder of the exercise of Special Warrants or the exercise or expiry of Warrants are generally the same as those described above under "Residents of Canada — Exercise of Special Warrants" and "Residents of Canada — Exercise or Expiry of Warrants".

Dividends

Dividends on Common Shares paid or credited to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at a rate of 25%, although such rate may be reduced under the terms of an applicable income tax treaty.

Disposition of Common Share or Warrant

A Non-Resident Holder will not be subject to tax under the Tax Act on any gain realized upon a disposition of a Common Share or Warrant unless such securities are "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not otherwise entitled to relief pursuant to the provisions of an applicable income tax treaty. In general, Common Shares and Warrants will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX), and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such persons, has not owned 25% or more of the issued shares of any class or series in the capital of the Issuer at any time within the five year period immediately preceding the particular time.

Where Common Shares or Warrants are "taxable Canadian property" of a Non-Resident Holder, the Canadian federal income tax consequences to a Non-Resident Holder of disposing of Common Shares or Warrants are generally the same as those described above under "Residents of Canada — Disposition of Common Share or Warrant", subject to any relief which may be available under the provisions of an applicable income tax treaty.

CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income tax consequences of the acquisition, ownership and disposition of Special Warrants, Warrants and Common Shares and Warrant Shares acquired upon exercise or deemed exercise thereof, as the case may be. For purposes of the following discussion, the term "Common Shares" shall refer to both Common Shares and Warrant Shares. The following discussion is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated or proposed thereunder, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

This discussion does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances, nor does it address the United States federal income tax consequences to holders that are subject to special rules under United States federal income tax law, including (i) dealers or traders in securities or currencies, (ii) financial institutions, (iii) investors in pass-through entities, (iv) tax-exempt organizations or qualified retirement plans, (v) insurance companies, (vi) persons holding Special Warrants, Common Shares or Warrants as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction, (vii) holders who acquired their Special Warrants, Common Shares or Warrants through the exercise of employee stock options or otherwise as compensation, (viii) persons whose "functional currency" is not the United States dollar, (ix) holders that own, directly, indirectly

or constructively, 10% or more, by voting power or value, of the stock of Issuer, and (x) holders who hold their Special Warrants, Common Shares or Warrants other than as a capital asset. Furthermore, this discussion does not address alternative minimum taxes or any state, local or non-United States tax laws.

Holders and prospective holders are urged to consult their tax advisors with respect to the United States federal income tax consequences of the acquisition, ownership, and disposition of Common Shares and Warrants acquired upon exercise or deemed exercise of Special Warrants in light of their own particular circumstances, as well as the effect of any state, local, or non-United States tax laws or any applicable tax treaty.

United States Holders

The following discussion is addressed to United States Holders. As used in this section of the Prospectus, a "United States Holder" means a holder that is (1) an individual citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has elected to be treated as a United States person.

Acquisition of Common Shares and Warrants; Allocation of Issue Price

For United States federal income tax purposes, a United States Holder's acquisition of one Special Warrant will be treated as the direct acquisition of one Common Share and one half of one Warrant. The issue price of a United States Holder's Special Warrant must be allocated between the Common Share and the one-half of one Warrant in proportion to their respective fair market values at the time of issuance. This allocation will establish such Holder's initial tax basis in the Common Share and the one-half of one Warrant. For its purposes, the Issuer expects to allocate $0.12 of the issue price of each Special Warrant as consideration for the issuance of each Common Share and $0.01 of the issue price of each Special Warrant as consideration for the issuance of each one-half of one Warrant (on a pre-Consolidation basis). Although the Issuer believes that this allocation is reasonable, the allocation will not be binding on the IRS. If a United States Holder uses this allocation for such Holder's purposes and the allocation is not respected, the amount of capital gain or loss ultimately realized upon the disposition of Common Shares or Warrants acquired upon exercise or deemed exercise of the Special Warrants could be affected.

Distributions on Common Shares

Subject to the discussion of "Special Tax Provisions" below, distributions (including constructive distributions), if any, made by the Issuer with respect to Common Shares generally will constitute dividends to United States Holders to the extent that the distributions are made out of current or accumulated earnings and profits of the Issuer (as determined for United States federal income tax purposes). If a dividend is paid in a currency other than the United States dollar, the amount includible in a United States Holder's gross income will be the United States dollar value of the dividend, calculated by reference to the exchange rate in effect on the date the United States Holder receives the dividend, regardless of whether the payment actually is converted into United States dollars. **Holders and prospective holderare urged to consult their tax advisors regarding the receipt of a dividend in a currency other than the United States dollar and the United States federal income tax consequences of converting such dividend into United States dollars after the date of receipt.**

Any distribution by the Issuer in excess of its current and accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the United States Holder's adjusted tax basis of the Common Shares (but not below zero). To the extent such a distribution exceeds the United States Holder's adjusted tax basis in the Common Shares, the distribution will be taxable as capital gain. Dividends received on Common Shares by a corporate United States Holder generally will not be eligible for the dividends received deduction.

Under current law, net long-term capital gain of non-corporate United States Holders (including individuals) generally is eligible for preferential tax rates. The deductibility of capital losses is subject to significant limitations. With the enactment of the Jobs and Growth Tax Reconciliation Act of 2003, for taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by noncorporate shareholders (including individuals) from "qualified foreign corporations" (as defined in Section 1(h)(11) of the Code) generally are taxed at the same preferential rates that apply to net long-term capital gain. Although not entirely clear under current law, it appears that the Issuer should constitute a "qualified foreign corporation." If the Issuer is classified as a "passive foreign investment company" (as described below) for the taxable year during which it pays a dividend, or for the preceding taxable year, or otherwise does not constitute a "qualified foreign corporation," the dividends paid by the Issuer with respect to Common Shares held by noncorporate United States Holders will be taxable as ordinary income.

Sale or Exchange of Common Shares

Subject to the discussion of "Special Tax Provisions" below, a United States Holder will recognize capital gain or loss upon the sale or exchange of Common Shares equal to the difference between (1) the amount realized by such United States Holder and (2) the United States Holder's adjusted tax basis in the Common Shares. The capital gain or loss generally will be long-term capital gain or loss if the United States Holder held the Common Shares for more than one year at the time of disposition. Under current law, net long-term capital gain of non-corporate United States Holders (including individuals) generally is eligible for preferential tax rates. The deductibility of capital losses is subject to significant limitations.

Exercise of Warrants

Upon the exercise of a Warrant, a United States Holder will not recognize any gain or loss. A United States Holder's initial tax basis in Common Shares acquired upon exercise of a Warrant should equal the United States Holder's adjusted tax basis in the Warrant, plus the exercise price, less gain, if any, recognized. The holding period for such Common Shares will begin on the day following the date of exercise and will not include the period that the United States Holder held the Warrant.

Adjustment to Exercise Price or Conversion Ratio

Adjustments to the exercise price or conversion ratio of the Warrants that occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of constructive distributions by United States Holders. If such constructive distributions were to occur, United States Holders could be required to recognize income for United States federal income tax purposes without receiving a corresponding distribution of cash or property. See *"Distributions on Common Shares"* above.

Sale, Exchange and Expiration of Warrants

Subject to the discussion of "Special Tax Provisions" below, a United States Holder will recognize capital gain or loss upon the sale or exchange of a Warrant equal to the difference between (1) the amount realized by such United States Holder and (2) such Holder's adjusted tax basis in the Warrant. In the event that a Warrant expires unexercised, a United States Holder will recognize capital loss in an amount equal to such Holder's adjusted tax basis in the Warrant. Capital gain or loss recognized upon the sale, exchange or expiration of a Warrant generally will be long-term capital gain or loss if the United States Holder held the Warrant for more than one year. Under current law, net long-term capital gain of non-corporate United States Holders (including individuals) generally is eligible for preferential tax rates. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

For United States federal income tax purposes, a United States Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of Common Shares or Warrants may be entitled, at the option of the United States Holder, to receive either a deduction or a tax credit for such foreign tax paid or withheld. **The rules relating to the United States foreign tax credit are extremely complex and the availability of the foreign tax credit and the application of the limitations with respect to such credit are fact specific. Holders and prospective holders are urged to consult their tax advisors concerning the application of the United States foreign tax credit rules in light of their particular circumstances.**

Special Tax Provisions

The United States federal income tax treatment of investments by United States persons in non-United States corporations is subject to special provisions under the Code that may alter the United States federal income tax consequences described above.

Passive Foreign Investment Company

United States persons owning shares of a "passive foreign investment company" ("PFIC") are subject to a special United States federal income tax regime with respect to specified distributions received from the PFIC and gain from the sale, exchange or other disposition of PFIC stock. In general, a non-United States corporation will be a PFIC for any taxable year in which, after applying relevant look-through rules, either (1) 75% or more of its gross income is passive income or (2) 50% or more of the average value of its assets consists of assets that produce, or that are held for the production of, passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from certain commodities transactions.

The Issuer has received an opinion from Perkins Coie LLP, special United States tax counsel to the Issuer that, although not free from doubt, the Issuer should not be a PFIC for the taxable year that includes the date of the closing of the Alumbrera Acquisition and ending December 31, 2003, with respect to the Special Warrants, the Warrants or the Common Shares receivable upon exercise thereof. The opinion is based upon certain factual representations by the Issuer, including, but not limited to, (1) the composition of the gross income and assets of the Issuer and its various subsidiaries, including MAA for the 2003 taxable year and (2) the expected timely filing by MAA of an election to be classified as a partnership for United States federal income tax purposes and effective immediately prior to the date of the Alumbrera Acquisition. The opinion is subject to standard limitations, including the fact that it is based upon current law, which could change retroactively, and is not binding upon the IRS or any court. Accordingly, it is possible that the Issuer could, notwithstanding the opinion, be classified as a PFIC for its 2003 taxable year. The opinion also does not address the Issuer's potential status as a PFIC for taxable years other than the 2003 taxable year. Accordingly, because the Issuer may have been a PFIC for taxable years prior to 2003, United

States Holders may be subject to the PFIC rules described below with respect to any equity interests in the Issuer acquired prior to the 2003 taxable year. Furthermore, in the event that the Issuer becomes a PFIC in future taxable years, United States Holders who hold Warrants, Common Shares or other equity interests in the Issuer during such years generally would be subject to the rules discussed below. The Issuer anticipates that, absent a material change in the composition of its assets or income, although not free from doubt, it should not be a PFIC in future taxable years.

A United States Holder who holds stock in a non-United States corporation during any year in which such corporation is classified as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such United States Holder. **The rules relating to the determination of whether a corporation is a PFIC and the treatment of holders of shares in a PFIC are extremely complex. Holders and prospective holders are urged to consult their tax advisors with respect to the application of the PFIC rules in light of their particular circumstances.**

Section 1291 Rules

If a United States Holder fails to make a timely QEF election or a mark-to-market election (see discussion below), for any taxable year that the Issuer is treated as a PFIC, the United States federal income tax consequences to the United States Holder generally will be determined under the so-called "interest charge" method. In general, under the interest charge method: (i) any gain derived from the disposition of Common Shares or Warrants, as well as any "excess distribution" that is received with respect to Common Shares, will be treated as ordinary income that was earned ratably over each day in the United States Holder's holding period for the Common Shares and Warrants; (ii) the portion of the gain or excess distribution that is allocable to prior taxable years, other than any year before the corporation became a PFIC, will be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the United States Holder; and (iii) an interest charge will be imposed on the resulting United States federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before the corporation became a PFIC.

QEF Election

In general, for any taxable year that the Issuer is a PFIC if a United States Holder makes a timely election to treat the Issuer as a qualified electing fund ("QEF") with respect to such Holder's interest therein, the electing United States Holder would be required to include annually in gross income (i) such Holder's pro rata share of the Issuer's ordinary earnings, and (ii) such Holder's pro rata share of any net capital gain of the Issuer, regardless of whether such income or gain was actually distributed. In some cases in which a QEF does not distribute all of its earnings in a taxable year, electing United States Holders may be permitted to elect to defer the payment of some or all of their United States federal income taxes on the QEF's undistributed earnings, subject to an interest charge on the deferred tax amount. In addition, a United States Holder of Warrants cannot make a QEF election for the Warrants and may not make a QEF election for the Common Shares received upon exercise of the Warrants prior to the taxable year in which such Warrants are exercised. Special rules apply to a United States Holder who owns its interest in a PFIC through one or more intermediate entities or persons. Although the Issuer expects to receive an opinion that, while not free from doubt, the Issuer should not be a PFIC for the taxable year that includes the date of the closing of the Alumbrera Acquisition and ending December 31, 2003 (as discussed above), in the event of a determination by the Issuer or the IRS that the Issuer is a PFIC, the Issuer will provide or make available to a United States Holder, upon written request, all information and documentation that the United States Holder is required to obtain in connection with making a QEF election for United States federal income tax purposes. However, the Issuer retains the right not to provide such information if such information is requested by holders of less than 5% of the Issuer's then outstanding common shares.

In general, a United States Holder may make a QEF election for any taxable year at any time on or before the due date (determined with regard to extensions) for filing such Holder's United States federal income tax return for such taxable year (the "Election Due Date"). Treasury regulations generally provide that a United States Holder may be entitled to make a QEF election for a taxable year after the Election Due Date (a "Retroactive QEF Election"), if such Holder, among other things, is a "qualified shareholder" (which generally requires ownership of less than 2% of the voting power and value of each class of the foreign corporation's stock for all relevant periods) or (i) "reasonably believed" (within the meaning of the Treasury regulations) that, as of the Election Due Date, the foreign corporation was not a PFIC for its taxable year that ended during the taxable year for which the Retroaction QEF Election is made, and (ii) filed a Protective Statement (as described in the Treasury regulations), which generally is required to be attached to a United States Holder's federal income tax return for the Holder's first taxable year to which the Protective Statement will apply. **Holders and prospective holders are urged to consult their tax advisors regarding the availability of a Retroactive QEF Election and the procedural and other requirements that must be satisfied to preserve their ability to make such an election.**

Mark-to-Market Election

As an alternative to the QEF election, United States Holders who hold, actually or constructively, marketable stock or warrants with respect to marketable stock (which generally should include Common Shares and Warrants) of a PFIC may elect to mark such stock or warrants to their respective market values (a "mark-to-market election"). If a valid mark-to-market election is made, the electing United States Holder generally will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the Common Shares or Warrants as of the close of such taxable year over such United States Holder's adjusted tax basis in such Common Shares or Warrants. In addition, the United States Holder generally is allowed a deduction for the lesser of (i) the excess, if any, of such United States Holder's adjusted tax basis in the Common Shares or Warrants over the fair market value of such Common Shares or Warrants as of the close of the taxable year, or (ii) the excess, if any of (A) the mark-to-market gains for the Common Shares or Warrants included in gross income by such United States Holder for prior tax years, over (B) the mark-to-market losses for Common Shares or Warrants that were allowed as deductions for prior taxable years. A United States Holder's adjusted tax basis in the Common Shares or Warrants will be increased or decreased to reflect the amount included or deducted as a result of the mark-to-market election.

Other Rules

In the event that the Issuer is a PFIC for its 2003 or future taxable years, the IRS has issued regulations that, subject to certain exceptions, would treat as taxable certain transfers of Common Shares or Warrants that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Common Shares or Warrants in the hands of the transferee and the basis of any property received in the exchange for such Common Shares or Warrants would be increased by the amount of gain recognized. A United States Holder who has made a timely QEF election (as discussed above) generally will not be taxed on such transfers. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the United States Holder and the transferee may vary based on the manner in which the Common Shares or Warrants are transferred.

Controlled Foreign Corporation and Foreign Personal Holding Company

United States federal income tax law contains special rules regarding the federal income tax treatment of United States persons who own stock in a non-United States corporation that is classified as a "controlled foreign corporation" ("CFC") or a "foreign personal holding company" ("FPHC"). Based upon the expected distribution of Common Shares among United States Holders and Non-United States Holders, the Issuer does not expect to be classified as a CFC or a FPHC. Although the Issuer expects that it will not be classified as a CFC or a FPHC for any year, future changes of ownership could cause the Issuer to become a CFC or a FPHC. **Holders and prospective holders are urged to consult their tax advisors with respect to how the CFC rules and the FPHC rules could affect their tax situation.**

Non-United States Holders

The following discussion is addressed to Non-United States Holders. As used in this section of the prospectus supplement, a "Non-United States Holder" is a holder that is not a United States Holder.

Payments of Interest; Dividends

Subject to the discussion under *"Backup Withholding and Information Reporting"* below, payments, if any, of interest earned on the Escrowed Proceeds and dividends paid on Common Shares acquired upon exercise or deemed exercise of Special Warrants generally should not be subject to United States federal income tax, including United States federal withholding tax, if paid to a Non-United States Holder, provided that such payments are not effectively connected with the conduct of a trade or business by such Non-United States Holder within the United States, and, if certain treaty provisions apply, are not attributable to a permanent establishment maintained by such Holder in the United States.

Sale, Exchange, or Other Disposition of Common Shares or Warrants

Subject to the discussion under *"Backup Withholding and Information Reporting"* below, any gain realized upon the sale, exchange or other disposition of the Common Shares or Warrants generally should not be subject to United States federal income tax, including United States federal withholding tax, unless (1) the gain is effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States, and, if certain treaty provisions apply, is attributable to a permanent establishment maintained by such Holder in the United States, or (2) in the case of a Non-United States Holder who is a non-resident alien individual, the Non-United States Holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met.

Backup Withholding and Information Reporting

Payments of interest earned on the Escrowed Proceeds and dividends on Common Shares, to the extent such payments are considered to be made within the United States to a Holder, and the proceeds from the sale, exchange or redemption of Common Shares or Warrants, may be subject to United States information reporting and may also be subject to United States federal backup withholding tax, unless a holder (i) is an exempt recipient (including a corporation), (ii) a payee that complies with certain requirements, including applicable certification requirements, or (iii) is described in certain other categories of persons. For taxable years ending in 2003 through 2010, the backup withholding tax rate will be 28%.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Issuer is authorized to issue up to 700,000,000 Common Shares, of which there are 22,860,092 issued and outstanding as of June 30, 2003.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Issuer, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the outstanding Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis (a) such dividends, if any, as and when declared by the Issuer's Board of Directors at its discretion from funds legally available therefor, and (b) upon the liquidation, dissolution or winding up of the Issuer, the net assets of the Issuer after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants were created and will be issued pursuant to the terms of the Warrant Indenture. The Issuer has appointed the principal transfer office of the Trustee in Vancouver, British Columbia, as the location at which the Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $2.00 any time prior to 4:00 p.m. (Vancouver time) on May 29, 2008, at which time the Warrants will expire and become null and void. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Under the Warrant Indenture, the Issuer will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Warrants upon the occurrence of certain events, including:

(a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of warrants or pursuant to the exercise of directors', officers' or employee stock options granted under the Issuer's stock option plan;

(b) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares;

(c) the reduction, combination or consolidation (other than the Consolidation) of the Common Shares into a lesser number of shares;

(d) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 90 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e) the issuance or distribution to all or substantially all of the holders of the Common Shares or shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or any property or assets of the Issuer including evidences of indebtedness or the issuance or distribution to all or substantially all of the holders of the Common Shares, any property or other assets including cash and securities.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (i) reclassifications or redesignations of the Common Shares; (ii) consolidations, amalgamations, plans of arrangement or mergers of the Issuer with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (iii) the transfer (other than the transfer to one of the Issuer's subsidiaries) of the undertaking or assets of the Issuer as an entirety or substantially as an entirety to another corporation or other entity.

The Issuer has covenanted in the Warrant Indenture that, during the period in which the Warrants are exercisable, the Issuer will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment of the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Issuer and the Trustee, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interest of the holders of Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of Warrant Shares that can be acquired pursuant to all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants entitled to acquire not less than 75% of the aggregate number of Warrant Shares that can be acquired pursuant to all the Warrants represented at the meeting and voted on the poll upon such resolution or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 75% of the aggregate number of Warrant Shares that can be acquired pursuant to the then outstanding Warrants.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Issuer's consolidated capitalization as at December 31, 2002, as at March 31, 2003 (before giving effect to the exercise or deemed exercise of any Special Warrants) and as at December 31, 2002, after giving effect to the exercise or deemed exercise of all of the Special Warrants:

Consolidated Capitalization
(all figures post-consolidation)

	Outstanding as at December 31, 2002 (audited)	Outstanding as at March 31, 2003[1] (unaudited)	Outstanding as at December 31, 2002 afte giving effect to the exercise of all Special Warrants (unaudited)
Common Shares[2] (Authorized: (700,000,000 as of June 30, 2003)	$158,635 (18,860,092 shares)	$162,417 (22,860,092 shares)	$258,720[3] (99,900,402 shares)
First Preference Shares (Authorized: 100,000,000)	-- --	-- --	-- --
Second Preference Shares (Authorized: 100,000,000)	-- --	-- --	-- --
Special Warrants	Nil	$100,085 (810,403,101 Special Warrants)	Nil
Contributed Surplus	$115	$885	$115
Deficit	$99,486	$100,657	$99,486
Total Capitalization	$59,264	$162,730	$159,349

(1) Before giving effect to the exercise or deemed exercise of any Special Warrants.

(2) In addition to Common Shares reserved for issue upon the exercise of the Warrants, there are currently 42,850,150 Common Shares reserved for issue upon the exercise of outstanding warrants of the Issuer, 8,950,000 Common Shares reserved for issue upon the exercise of outstanding options granted under the Issuer's stock option plan and ● Common Shares reserved for issuance upon the exercise of the Conversion Option described under "Significant Property Acquisitions and Dispositions". See "Options to Purchase Securities".

(3) Before deducting expenses of the Private Placement.

OPTIONS TO PURCHASE SECURITIES

STOCK OPTION PLAN

For a description of the Issuer's Stock Option Plan, see "Executive Compensation - Stock Option Plan".

The following table sets forth certain information concerning options granted pursuant to the Stock Option Plan which are outstanding as at June 30, 2003:

Optionees	Number of Common Shares under Option	Exercise Price per Common Share	Expiration Date	Market Value on Date of Grant
Executive Officers (5 individuals)	280,000 710,000 5,320,000	$1.50 $1.30 $1.35	August 8, 2006 February 6, 2008 June 16, 2010	$0.75 $1.30 $1.35

Optionees	Number of Common Shares under Option	Exercise Price per Common Share	Expiration Date	Market Value on Date of Grant
Directors[1] (5 individuals)	270,000 150,000 100,000[2] 1,300,000	$1.50 $1.30 $1.50 $1.35	August 8, 2006 February 6, 2008 July 30, 2004 June 16, 2010	$0.75 $1.30 $0.75 $1.35
Employees (3 persons)	20,000	$1.50	August 8, 2006	$0.75
Consultants (13 persons)	30,000 320,000 150,000 130,000	$1.30 $1.35 $1.70 $1.35	February 6, 2008 June 16, 2010 April 26, 2008 June 23, 2010	$1.30 $1.35 $1.70 $1.35

(1) Excludes directors who are also executive officers of the Issuer

(2) These options are held by two former directors.

WARRANTS TO PURCHASE COMMON SHARES

The Issuer has issued share purchase warrants to purchase Common Shares which are outstanding as follows, after giving effect to the exercise or deemed exercise of the Special Warrants:

Number of Warrants	Exercise Price per Warrant	Expiration Date
1,000,000	$2.00	December 31, 2003
50,000	$0.75	March 8, 2004
30,000	$1.10	July 23, 2004
2,000,000	$1.30	August 2, 2004
4,000,000	$1.30	March 18, 2005
100,000	$1.50	April 23, 2005
200,000	$1.50	May 8, 2005
40,520,155	$2.00	May 29, 2008

The Issuer also anticipates issuing the Extension Warrant upon exercise or deemed exercise by Endeavour Mining of the Endeavour Mining Option. See "Convertible Debt".

CONVERTIBLE DEBT

For a discussion of outstanding convertible debt please see "General Development of the Business - Significant Property Acquisitions and Dispositions."

PRIOR SALES AND TRADING INFORMATION

PRIOR SALES

Since May 30, 2002, the Issuer has issued an aggregate of 10,639,736 Common Shares (on a post-Consolidation basis as follows:

Date	Number of Common Shares	Issue price Per Common Share	Aggregate Issue Price
July 8/02	2,200,000	$1.50	$3,300,000
July 11/02	600,000	$1.50	$900,000
July 23/02	30,000	$1.00	$30,000
July 23/02	639,934	$1.50	$959,901
July 23/02	389,934	$1.50	$584,901
July 23/02	779,868	$1.50	$1,169,803
August 2/02	2,000,000	$1.00	$2,000,000
March 18/03	4,000,000	$1.00 to $1.15	$4,075,750

See "Options to Purchase Securities" for particulars of share purchase warrants and other securities issued by the Issuer which are convertible into or exercisable for Common Shares.

TRADING INFORMATION

The Common Shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "NNO". The following table summarizes the reported high and low prices and the volume of trading of the Common Shares for the periods indicated (on a post-Consolidation basis):

PERIOD	HIGH $	LOW $	VOLUME #
2001			
Third Quarter	$0.80	$0.45	473,990
Fourth Quarter	$1.10	$0.35	233,811
2002			
First Quarter	$1.50	$0.40	229,545
Second Quarter	$1.60	$0.65	134,970
Third Quarter	$1.50	$0.60	8,843,143
Fourth Quarter	$0.75	$0.45	723,898
2003			
First Quarter	$2.40	$0.65	15,575,250
April	$2.05	$1.65	2,148,165
May	$1.90	$1.25	2,128,016
June	$1.48	$1.25	14,832,690

All prices in the above table give effect to the Consolidation regardless of whether they relate to the period before or after the June 16, 2003 effective date of the Consolidation.

The closing price of the Common Shares on the TSX on May 16, 2003 (being the last date of trading prior to the date the Underwriters and the Issuer agreed upon and announced the terms of the Private Placement) was $1.50 per share. The closing price of the Common Shares on the TSX on June 30, 2003 was $1.48 per share.

PRINCIPAL SHAREHOLDER

As at June 30, 2003, an aggregate of 22,860,092 Common Shares were issued and outstanding. To the knowledge of the directors and senior officers of the Issuer, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Issuer.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

FINANCIALINFORMATION

The following table sets forth selected consolidated financial information of the Issuer for the fiscal years ended December 31, 2002, 2001 and 2000 and for the three months ended March 31, 2003 and March 31, 2002. The following summary of selected information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Issuer's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this Prospectus. See "Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

All financial data presented below are expressed in thousands of dollars, except per share data:

Northern Orion Resources Inc. - Selected Financial Information

	Three Months Ended March 31 (Unaudited)		Years ended December 31		
	2003	2002	2002	2001	2000
For the period:					
Net earnings (loss)	($1,171)	($468)	($1,992)	($1,285)	($23,804)
Cash generated by (applied to) operating activities	(195)	(353)	(2,134)	(1,600)	(669)
Cash generated by (applied to) financing activities	3,782	500	2,446	1,978	2,050
Cash applied to investing activities	(23)	(86)	(160)	(4)	(1,682)
Weighted average number of Common Shares outstanding (thousands)	189,045	114,148	150,263	105,835	85,331
Per Common Share:					
Basic earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)
Diluted earnings (loss)	(0.01)	(0.00)	(0.01)	(0.01)	(0.28)
At period end:					
Cash and cash equivalents	4,103	620	539	387	13

	Three Months Ended March 31 (Unaudited)		Years ended December 31		
	2003	2002	2002	2001	2000
Total assets	87,895	84,278	84,217	84,018	83,071
Total liabilities	25,250	32,383	24,953	32,155	52,623
Shareholders' Equity	62,645	51,895	59,264	51,863	30,448

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following summary of pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of the consolidated company and is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of the Issuer, and the historical financial statements of MAA, including the notes thereto, included elsewhere in this Prospectus. The pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The Issuer uses the Canadian dollar as its reporting currency and MAA uses the United States dollar. All financial data presented below is in thousands of dollars, except per share data and number of shares outstanding.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2002, and for the three months ended March 31, 2003, assume that the Alumbrera Acquisition was completed on the first day of the respective fiscal periods. The pro forma consolidated balance sheet as at March 31, 2003, assumes that the Acquisition was completed on March 31, 2003.

	Pro Forma for the Three Months Ended March 31, 2003	Pro Forma for the Year Ended December 31, 2002
Operating results:		
Net earnings	$1,377	$18,909
Per Common Share:		
Basic earnings	0.01	0.20
Diluted earnings	0.01	0.20

	Pro Forma as at March 31, 2003
Financial position:	
Cash and cash equivalents	$8,818
Current assets	9,300
Total assets	239,192
Current liabilities	725
Total liabilities	77,721
Shareholders' Equity	161,471

The following table is a summary of selected quarterly financial information (unaudited) concerning the Issuer for each of the eight quarters indicated below. All figures are expressed in thousands of dollars, except per share amounts.

	Dec. 31		Sep. 30		June 30		Mar. 31	
	2002	2001	2002	2001	2002	2001	2002	2001
Revenue	20	12	--	328	(2)	2	3	20
Expenses	433	603	693	287	416	415	471	342
Loss	413	591	693	(41)	418	413	468	322
Loss/Common Share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Assets	84,217	84,021	84,606	84,078	83,654	84,230	84,278	83,701
Current Liabilities	428	7,633	407	347	713	540	7,858	1,021
Reclamation and Future Income Taxes	24,525	24,525	24,525	24,356	24,356	24,356	24,525	24,421
Total Liabilities	24,953	32,158	24,932	31,618	32,153	31,811	32,383	53,575
Share Capital	158,635	149,274	158,639	149,280	149,774	149,280	149,774	126,574
Contributed Surplus	115	--	108	--	107	--	83	--
Deficit	99,486	97,411	99,073	96,820	98,380	96,861	97,962	96,448

DIVIDEND POLICY

There are no restrictions that could prevent the Issuer from paying dividends. However, the Issuer has not paid any dividends on its Common Shares since incorporation and has no present intention of paying dividends, as it anticipates that all available funds will be invested to finance the growth of the Issuer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the Issuer's consolidated financial statements and the related notes thereto which appear elsewhere in this Prospectus. Events discussed elsewhere in this Prospectus have not been included in the discussion below.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

The Issuer recorded a loss of $1,171,000 or $0.01 per share (pre-Consolidation) in the three months ended March 31, 2003 ("first quarter 2003"), compared to a loss of $468,000 or $0.00 per share (pre-Consolidation) in the three months ended March 31, 2002 ("first quarter 2002").

The increase in costs in first quarter 2003 is primarily due to the value of stock compensation for directors and officers' stock options of $750,000 which is included in professional and consulting fees. The cash costs for professional and consulting increased from $173,000 in first quarter 2002 to $235,000 in first quarter 2003. Also included in professional and consulting costs are fees paid to external consultants as part of the Issuer's review of mineral property acquisitions. Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant cost in the second quarter 2003, until the completion of the Agua Rica and Alumbrera acquisitions.

Office and administration fees increased from $107,000 in first quarter 2002 to $230,000 in first quarter 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management of the Argentinean subsidiaries. During the three months ended March 31, 2003, 30,000 stock options were granted to an investor relations firm. The fair value using the Black-Scholes method of this compensation has been calculated at $20,000 and has been included in office and administration fees.

The Issuer's stock option plan is a stock appreciation rights plan, and is recorded using the fair value method. The effect of the measurement at March 31, 2003, is $750,000 which is included in professional and consulting expense in the statements of operations and deficit and in contributed surplus in shareholders' equity on the balance sheets.

Severance and restructuring costs decreased from $154,000 in first quarter 2002 to $10,000 in first quarter 2003, due to the finalization of the restructuring process in fiscal 2002. A gain of $27,000 on the sale of shares was recorded in first quarter 2003, with no gain in the comparative first quarter 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The Issuer recorded a loss of $1,992,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2002 ("fiscal 2002"), compared to a loss of $1,285,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2001 ("fiscal 2001").

The increased costs are primarily due to increased professional and consulting fees, and restructuring costs in fiscal 2002. In fiscal 2002 a portion of the administration costs in Argentina has been reduced as a result of the devaluation of the Argentine Peso. Office and administration fees increased from $487,000 in fiscal 2001 to $552,000 in fiscal 2002. Management fees of $70,000 were paid to Miramar in fiscal 2001 compared with no management fees paid to Miramar in fiscal 2002, and should be added to the administration costs in fiscal 2001 for comparative purposes with fiscal 2002

Professional and consulting fees increased from $718,000 in fiscal 2001 to $907,000 in fiscal 2002 as a result of the Issuer contracting out many of these services. Included in these fees are fees paid to management, legal, accounting and fees paid for management of the Argentinean subsidiaries. Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant cost in the year ended December 31, 2003 ("fiscal 2003"), until the completion of the Agua Rica and Alumbrera acquisitions. Also included in professional and consulting costs are fees paid to external consultants as part of the Issuer's review of mineral property acquisitions.

Severance and restructuring costs increased from $203,000 in fiscal 2001 to $550,000 in fiscal 2002. Included in fiscal 2002 are severance costs of $144,000 paid to a former officer of the Issuer, and an advisory fee paid to a third party of $220,000 for assistance with the placement of the Miramar shares.

In 2001, the Issuer recorded a gain of $329,000 on the sale of common shares of an arms'-length public company, which the Issuer received as settlement for debt relating to exploration work completed on a mineral property held by the Issuer in 1997. The Issuer subsequently signed an option agreement with this company for the disposition of the Issuer's holdings received in the debt settlement. There was no comparative gain on sale of shares in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The Issuer recorded a loss of $1,285,000 or $0.01 per share (pre-Consolidation) in the year ended December 31, 2001 ("fiscal 2001") compared to a loss of $23,804,000 or $0.28 per share (pre-Consolidation) in the year ended December 31, 2000 ("fiscal 2000").

The loss in fiscal 2001 includes no write-downs on mineral properties, whereas the comparative loss in fiscal 2000 includes write-downs on the San Jorge project and other assets of $22,271,000 or $0.26 per share (pre-Consolidation). Excluding write-downs, the Issuer's loss in fiscal 2001 of $1,285,000 compares to a loss in fiscal 2000 of $1,599,000.

The decreased costs are due in part to the continued curtailment of exploration activities in Argentina and Cuba and costs of depreciation related to the Cuban operating assets, the reduced scale of operations, and the termination of management fees charged by Miramar following the first three months of fiscal 2001, and no termination and severance costs.

The Issuer moved out of the Miramar offices and shared office space with a group of exploration companies, where office costs are shared on a full cost recovery basis depending on activity levels in the Issuer. Management fees of $420,000 were paid to Miramar in fiscal 2000 compared with management fees paid of $70,000 in fiscal 2001. Office and administration costs have increased from $220,000 in fiscal 2000 to $487,000 in fiscal 2001, but overall administration decreased from $660,000 in fiscal 2000 to $557,000 in fiscal 2001 when the management fees paid to Miramar are included in the comparative figures. Professional and consulting fees increased from $350,000 in fiscal 2000 to $718,000 in fiscal 2001 due to the restructuring completed in the second quarter of fiscal 2001. Severance and restructuring costs also increased during fiscal 2001 to $203,000 from $157,000 in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Cash increased by $3,564,000 in first quarter 2003, and resulted in a balance of $4,103,000 at March 31, 2003, compared to $620,000 at March 31, 2002.

During first quarter 2003, the Issuer completed a private placement of 4,000,000 units priced at $1.00 ($1.15 for non arms-length parties), for gross proceeds of approximately $4,075,750, or net proceeds of $3,782,000. Each unit in the private placement is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $1.30. A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has since been terminated. In first quarter 2002, a private placement for proceeds of $500,000 was completed.

Operating activities utilized $195,000 in first quarter 2003 compared to $353,000 in first quarter 2002.

Investing activities included expenditures of $23,000 on mineral property interests in first quarter 2003, compared to a recovery of expenditures of $86,000 in first quarter 2002.

In first quarter 2003, the Issuer granted 890,000 stock options at a price of $1.30 to directors, officers and investor relations' consultants, pursuant to the Issuer's stock option plan. The stock options expire on February 6, 2008. The stock option plan authorizes the issuance of up to 1,600,000 options of which 670,000 were outstanding at December 31, 2002. An additional 150,000 stock options have been granted to a consultant with an exercise price of $1.70 per share. These options expire on April 26, 2008, and 40,000 vest immediately. The remaining 110,000 vested upon receiving shareholder approval. A stock option plan was approved by shareholders to issue up to 10% of the issued shares of the Issuer including the shares to be issued pursuant to the Special Warrant financing.

In February 2003, the Issuer entered into a binding agreement with BHP to consolidate ownership of 100% of the Agua Rica project. On April 23, 2003, the Issuer entered into a definitive agreement with BHP and the 72% interest held by BHP was purchased for a total of US$12,600,000, with US$3,600,000 paid on May 8, 2003, and a final payment of US$9,000,000 due on or before June 30, 2005.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Cash increased by $152,000 in fiscal 2002 and resulted in a balance of $539,000 at December 31, 2002, compared to an increase in cash of $374,000 resulting in a cash balance of $387,000 at December 31, 2001. At December 31, 2002, the Issuer had working capital of $508,000 as compared to a working capital deficiency of $7,042,000 at December 31, 2001. At December 31, 2001, convertible promissory notes and accrued interest accounted for $7,167,000 of the current liabilities of $7,630,000 at that date, resulting in the increase in the working capital deficiency. During fiscal 2002, these promissory notes were converted to 4,609,736 common shares and the related accrued interest was forgiven.

Operating activities required $2,134,000 in fiscal 2002 compared to $1,600,000 in fiscal 2001.

Financing activities during fiscal 2002 included a private placement for proceeds of $500,000, which was used for working capital. The placement was for 833,333 common shares and 50,000 common share purchase warrants exercisable for two years at a price of $0.75. A financing fee of 30,000 common shares at a price of $1.00 and 30,000 purchase warrants exercisable at $1.10 was paid to an arm's length party. A second private placement completed during fiscal 2002 of 2,000,000 units at a price of $1.00 per unit provided net proceeds of $1,946,000. Each unit in the private placement was comprised of one common share and one share purchase warrant which entitles the holder to purchase an additional common share of the Issuer until August 2, 2004, at a price per share of $0.13 per share. In fiscal 2001 cash of $500,000 was received from Miramar and these advances were converted with previous advances from Miramar into two convertible promissory notes.

Investing activities in fiscal 2002 required $160,000 for maintenance of mineral property interests compared to $4,000 expended on mineral property interests in fiscal 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Cash increased by $374,000 in fiscal 2001 and resulted in a balance of $387,000 at December 31, 2001, as compared to a decrease in cash in fiscal 2000, with a cash balance of $13,000 at December 31, 2000. At December 31, 2001, the Issuer had a working capital deficiency of $7,042,000 compared to a working capital deficiency of $924,000 at December 31, 2000. Of the amount of the fiscal 2001 deficiency, the convertible promissory notes payable to Miramar accounted for $7,167,000 of the current liabilities.

Financing activities in fiscal 2001 included a private placement of 1,000,000 units priced at $1.50 per unit for net proceeds of $1,474,000. Each unit consisted of one common share and one share purchase warrant. The warrants had an exercise price of $1.75 during the first year and $2.00 during the second. The warrants, due to expire on April 28, 2003, have been extended to December 31, 2003. During fiscal 2001, Miramar advanced $500,000 which was converted with previous advances of $675,000 and cash for convertible debentures of $1,405,000 in fiscal 2000, and advances from earlier years into two convertible promissory notes.

Investing activities related to mineral property interests with $4,000 in expenditures in fiscal 2001 compared to $1,682,000 in expenditures in fiscal 2000.

FISCAL 2002 SUMMARY

The Issuer ended fiscal 2002 with working capital of $508,000. Working capital was not sufficient at the time for the Issuer's requirements for the 2003 fiscal year. During fiscal 2002 and in the period to the date of the prospectus, the Issuer has entered into and completed several major transactions.

A restructuring of the Issuer completed in fiscal 2001 resulted in the conversion of a $21,226,243 convertible debenture held by Miramar into 1,443,962 common shares at $14.70 each. In addition, the Issuer's remaining debts to Miramar were consolidated into two convertible promissory notes totalling $6,914,605. Interest accrued to June 2001 of $351,000 to the date of conversion of the Miramar promissory notes was forgiven. This interest, which had been capitalized to mineral property interests, was reversed and the carrying value of the Issuer's mineral property interests was reduced as a result.

The conversion price for the new convertible promissory notes was $1.50 per share and in fiscal 2002, the two notes were converted into 4,609,736 common shares when Miramar, pursuant to a previously granted option, sold a significant portion of its holdings of the Issuer through the facilities of 1341180 Ontario Limited, a private company owned by Mr. Robert Cross, a director and Chairman of the Issuer, pursuant to an option agreement on the Miramar shares. Mr. Cross exercised the option and facilitated the redistribution of 4,800,000 of the common shares previously held by Miramar. An advisory fee of $220,000 was paid to an arm's length party in connection with completion of these transactions.

In September 2002, the Issuer entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project. The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in MMI. The terms of the option agreement are as follows:

- Newport issued 400,000 common shares to the Issuer as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104,000. Of these shares, 200,000 are subject to the Royalty and Proceeds Interest;
- Newport will assume and pay the carrying costs relating to the Mantua Project up to a maximum of US$20,000 per month (at March 31, 2003, $171,781 is included in accounts receivable, and has not yet been received from Newport); and
- Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000;

If the Issuer identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer. Newport will assume US$20,000,000 of the US$28,000,000 in subordinated debt owing to the Issuer by Geominera, S.A. Should Newport identify and secure financing, Newport will assume US$14,000,000 of the subordinated debt, leaving the Issuer with the remaining US$14,000,000 subordinated debt. Upon exercise of the option of the shares in Mantua, Newport agrees to assume the obligations under the Royalty and Proceeds Interest in respect of the Mantua Project. The Issuer has agreed to transfer 200,000 common shares of Newport to Miramar, at the deemed value of $52,000. The amount payable under the Royalty and Proceeds Interest will thereby be reduced by $52,000.

To facilitate due diligence on Alumbrera, the Issuer agreed to reimburse Wheaton for US$1,000,000 of Wheaton's costs for the due diligence conducted by Wheaton on its earlier acquisition of an initial 25% interest in the Alumbrera project. An initial payment of US$250,000 was paid to Wheaton on April 8, 2003, pursuant to the terms of the agreement. Wheaton has made available all of its technical, legal and commercial due diligence, completed in early 2003 and the Issuer has updated this information to the present.

DIRECTORS AND OFFICERS OF THE ISSUER

NAME, ADDRESS, POSITION WITH ISSUER, PRINCIPAL OCCUPATION AND SECURITY HOLDING

The name, municipality of residence, position with the Issuer and principal occupation for the immediately preceding five years of each of the directors and officers of the Issuer are as follows:

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for the Previous Five Years
John K. Burns(1)(2)(3) Director Philadelphia, PA	1995	Managing Director of FRM Management; President and Chief Executive Officer, Frontier Resources Management, Inc., both of Chicago, Illinois
David Cohen President, Chief Executive Officer and Director West Vancouver, B.C.	2002	President and Chief Executive Officer, Northern Orion Explorations Ltd.; 2000-2002,Vice-President and Chief Operating Officer, Northern Orion Explorations Ltd.; 1997-2001, Sr. Vice President, Miramar Mining Corporation; director, Newport Exploration Ltd. since, January 2003.
Robert Cross Chairman of the Board and Director West Vancouver, B.C.	2001	Private investor, Director, Yorkton Securities Inc. until 1998; currently a director of Bema Gold Corporation and Nikos Explorations Ltd.
P. Terrance O'Kane(1)(2)(3) Director Surrey, B.C.	1999	Self-employed Metallurgical Engineer
Stephen Wilkinson(1)(2)(3) Director North Vancouver, B.C.	1999	President, ValGold Resources Ltd.; 1999-2002, President and Chief Executive Officer, Northern Orion Explorations Ltd.; 1997-1999, Mining Analyst, Global Mining and Metals Group, RBC Dominion Securities Inc.
Shannon Ross Chief Financial Officer Burnaby, BC	N/A	Chief Financial Officer, Lang Mining group of companies; 1999, Controller and Corporate Secretary, Dia Met Minerals Ltd.; 1996-1999, Controller, Hunter Dickinson group of companies
Sargent H. Berner Corporate Secretary Vancouver, B.C.	N/A	Partner, DuMoulin Black, Barristers and Solicitors
Mary P. Collyer Assistant Secretary West Vancouver, B.C.	N/A	Partner, DuMoulin Black, Barristers and Solicitors

(1) Member of audit committee.

(2) Member of executive compensation and corporate governance committee.

(3) Member of environmental committee.

Endeavour Mining Capital Corp. has the right to appoint a nominee to the board of directors of the Issuer, while amounts remain outstanding under the Credit Facility described under "Significant Property Acquisitions and Dispositions", but has indicated it will not exercise that right at this time.

The term of office of each of the Issuer's directors expires at the Issuer's next annual general meeting at which directors are elected for the upcoming year. The Issuer's last annual general meeting took place on June 16, 2003.

AGGREGATE OWNERSHIP OF SECURITIES

As at June 30, 2003, the directors and officers of the Issuer, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,046,020 Common Shares or 4.58% of the Common Shares. After giving effect to the exercise or deemed exercise of the Special Warrants, the above shareholdings would constitute 1% of the 103,900,402 Common Shares then issued and outstanding.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed herein, to the knowledge of management of the Issuer, no director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has been, within the ten years preceding the date of this Prospectus, a director or officer of any other issuer which, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the other issuer access to any statutory exemptions for a period of more than 30 days consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robert Cross, a director of the Issuer, joined the board of Livent Inc. ("Livent") as part of the M. Ovitz Group in June 1998. Accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998. Thereafter, a class action suit was filed against Livent and its directors. Mr. Cross is currently not involved in any actions or proceedings in respect of Livent.

PENALTIES OR SANCTIONS

To the knowledge of management of the Issuer, no director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

PERSONAL BANKRUPTCIES

No director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons has, within the ten years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

CONFLICTS OF INTEREST

David Cohen, the President and a director of the Issuer, is a director of Newport, which has acquired an option in respect of the Issuer's Mantua Project. Mr. Cohen joined the board of Newport after the option agreement was entered into. See "Mineral Property Interests of the Issuer - Mantua Project".

Except as disclosed herein, to the knowledge of management of the Issuer, there are no existing material conflicts of interest between the Issuer or any subsidiary of the Issuer and a director or officer of the Issuer or any subsidiary of the Issuer. Directors and officers of the Issuer and its subsidiaries may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Issuer or any of its subsidiaries may participate, the directors of the Issuer may have a conflict of interest in negotiating and conducting terms in respect of such participation. In the event that such conflict of interest arises at a meeting of the Issuer's Board of Directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

The information as to ownership of securities of the Issuer, corporate cease trade orders or bankruptcies, penalties or sanctions, personal bankruptcies or insolvencies and existing or potential conflicts of interest has been provided by each insider of the Issuer individually in respect of himself or herself.

EXECUTIVE COMPENSATION

STATEMENT OFEXECUTIVECOMPENSATION

For the purposes of this Prospectus, "named executive officers" means each of the individuals comprised of the Chief Executive Officer as at December 31, 2002, and the other four most highly compensated executive officers of the Issuer as at December 31, 2002, whose individual total compensation for the most recently completed fiscal year exceeded $100,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed fiscal year. The term "SAR" used herein means stock appreciation rights. "LTIP" means long term incentive plan.

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets out all annual and long-term compensation for services in all capacities to the Issuer and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the Named Executive Officers.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards			
Name of Principal and Position	Year	Salary ($)	Bonus for the Year ($)	Other Annual Com-pensation ($)[1]	Securities Under Options/ SARs Granted (#)	Restricted Shares/ Units Awarded ($)	LTIP Payout	All Other Compens-ation ($)[2]
David Cohen President and Chief Executive Officer[1]	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	144,000[2] 120,000[2] Nil	Nil 120,000[3] 70,000[4]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Stephen Wilkinson Former President and Chief Executive Officer [5]	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	84,000[6] 144,000[6] 108,000[7]	Nil 170,000[3] 120,000[4]	Nil Nil Nil	Nil Nil Nil	162,000[8] Nil Nil

Name of Principal and Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)(2)
					Awards			
		Salary ($)	Bonus for the Year ($)	Other Annual Compensation ($)(1)	Securities Under Options/ SARs Granted (#)	Restricted Shares/ Units Awarded ($)	LTIP Payout	
Robert Cross Chairman of the Board (9)	2002	Nil	Nil	104,326(10)	Nil	Nil	Nil	Nil

(1) Mr. Cohen was appointed President and Chief Executive Officer in August 2002. Prior to August 2002, Mr. Cohen served as Vice-President and Chief Operating Officer of the Issuer.

(2) Paid to Maluti Services Ltd. of which Mr. Cohen is the principal. A further $101,182 in 2002 and $97,024 in 2001 was paid to Maluti Services Ltd. on account of expenses.

(3) 35,000 of these stock options (post-Consolidation figure) are subject to vesting and will vest on August 30, 2003, the second anniversary date of grant. In the event of a "Major Corporate Transaction", these unvested options will vest immediately. A Major Corporate Transaction is defined as a bona fide offer to shareholders of the Issuer which, if accepted, would result in the offeror becoming a control person of the Issuer or a transaction by which the Issuer enters into an agreement which provides for or could result in an exchange of shares by shareholders of the Issuer.

(4) These stock options (post-Consolidation figure) were granted on February 4, 2000, and were cancelled during the fiscal year ended December 31, 2001.

(5) Mr. Wilkinson was President and Chief Executive Officer from October 1999 to August 2002.

(6) Paid to Dunrowan Management Ltd. ("Dunrowan") of which Mr. Wilkinson is a shareholder. A further $12,407 in 2002 and $31,380 in 2001 was paid on account of expenses.

(7) A further $68,113 was paid to Dunrowan on account of expenses.

(8) Represents a severance payment paid to Mr. Wilkinson in connection with his resignation as President and Chief Executive Officer in August 2002. See "Termination of Employment, Change in Responsibilities and Employment Contracts".

(9) Robert Cross was appointed Chairman of the Board in June 2002.

(10) Paid to 1341180 Ontario Ltd. of which Mr. Cross is the principal. $44,326 of this amount was paid to 1341180 Ontario Ltd. and other private companies of which Mr. Cross is the principal, on account of expenses.

Long-Term Incentive Plan (LTIP) Awards

The Issuer has no long-term incentive plan pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Issuer's securities) was paid.

Options and SARs

STOCK OPTIONS

Under the stock option plan of the Issuer (the "Stock Option Plan"), options to purchase Common Shares may be granted to full or part-time employees and directors of the Issuer or subsidiaries of the Issuer and other persons or companies engaged to provide ongoing management or consulting services for the Issuer or any entity controlled by the Issuer. In determining the number of Common Shares subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Issuer. The exercise price per Common Share may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted. Each option is for a term specified by the directors, to a maximum of ten years, and is not exercisable unless the optionee has been employed by, is a director or an officer of, or is engaged in providing ongoing management and consulting services for, the Issuer or a subsidiary of the Issuer continuously since the date of grant of the option, except in the case of the death of the optionee, in which case the

option is exercisable for a maximum of twelve months thereafter, or in the case of an optionee ceasing to be an eligible participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable to a maximum of 30 days thereafter. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of loan, guarantee or otherwise, by the Issuer in connection with any purchase of Common Shares from the Issuer.

The directors of the Issuer have approved the adoption of an amended Stock Option Plan which increases the number of Common Shares reserved for grant to 10% of the post-Consolidated issued and outstanding Common Shares, including the Common Shares underlying the Special Warrants, or 10,390,040 Common Shares reserved under the Stock Option Plan. They have also approved the granting of an aggregate of 8,750,000 options under the amended Stock Option Plan.

STOCK APPRECIATIONRIGHTS

The Stock Option Plan also provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan. A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the Common Shares to which the terminated option relates, to receive the number of Common Shares, disregarding fractions, which, when multiplied by the fair value of the Common Shares to which the terminated option relates (which is the average of the high and low board lot prices for the Common Shares on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such Common Shares multiplied by the difference between the fair value and the exercise price per share of such Common Shares, less any amount required to be withheld on account of income taxes.

Option/SAR Grants During the Most Recently Completed Fiscal Year

The Issuer did not grant any stock options or share appreciation rights under the Stock Option Plan or otherwise during the most recently completed fiscal year to any of the Named Executive Officers. Subsequent to the end of the most recently completed fiscal year, 8,110,000 stock options were granted under the Stock Option Plan, of which 5,300,000 million were granted to Named Executive Officers.

Aggregate Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed fiscal year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the fiscal year end and the value of unexercised in-the-money options on an aggregated basis at the fiscal year end. The Named Executive Officers did not exercise any options in respect of the Issuer's shares during the most recently completed fiscal year.

Name	Securities Acquired o| Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year End (# [Exercisable/ Unexercisable]	Value of Unexercised In-The-Money Options/SARs at Financial Year End ($ [Exercisable/ Unexercisable]
David Cohen	Nil	N/A	85,000/35,000[(1)]	Nil/Nil
Stephen Wilkinson	Nil	N/A	135,000/35,000[(1)]	Nil/Nil
Robert Cross	Nil	N/A	50,000/Nil[(1)]	Nil/Nil

(1) post-Consolidation figures

In-the-money options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing price of the Common Shares on December 31, 2002 was $0.075 (pre-Consolidation).

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed fiscal year.

Termination of Employment, Change in Responsibilities or Control and Employment Contracts

The services of David Cohen and Robert Cross are provided pursuant to management contracts with private corporations controlled by them. As the closing of the Alumbrera Acquisition, the Issuer entered into management contracts with each of Robert Cross and David Cohen pursuant to which Messrs. Cross and Cohen will receive compensation of $22,500 per month and a $200,000 bonus payable as to $100,000 in cash and $100,000 in Common Shares. Each of Mr. Cross and Cohen is entitled to a payment equal to two years' compensation ($540,000 each) in the event of termination due to change of control of the Issuer. Copies of these management contracts have been filed on SEDAR and will be available for inspection on the SEDAR website upon final receipt of this Prospectus.

Except as otherwise disclosed herein, the Issuer and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Issuer's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change of responsibilities following a change of control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Management Contracts

Management contracts with respect to the services of Mr. Cohen and Mr. Cross are described under "Termination of Employment, Change in Responsibilities and Employment Contracts". Certain administrative and accounting services are provided to the Issuer by LMC Management Services Ltd., a company owned by a number of other public corporations. Services are supplied by LMC Management Services Ltd. on a full cost recovery basis. The Issuer paid an aggregate of approximately $169,161 to LMC Management Services Ltd. in respect of its services in the financial year ended December 31, 2002.

Except as otherwise disclosed herein, no management functions of the Issuer are performed to any substantial degree by a person other than the directors or senior officers of the Issuer.

RELATED PARTY TRANSACTIONS

During the three immediately preceding fiscal years of the Issuer and the period from December 31, 2002 to date, the Issuer has not acquired services or assets from an insider, promoter, member of management or their respective associates or affiliates except as set out elsewhere in this Prospectus.

INDEBTEDNESS TO ISSUER OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is not currently, nor was there during the most recently completed fiscal year, any indebtedness of any director, executive officer, senior officer, proposed nominee for election as director or associate of any of them, to or guaranteed or supported by the Issuer or any of its subsidiaries either pursuant to an employee stock purchase program of the Issuer or otherwise.

RISK FACTORS

An investment in securities of the Issuer is speculative and involves significant risks which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information set forth elsewhere in this Prospectus, the following risk factors should be carefully reviewed by prospective investors:

EXPLORATION, DEVELOPMENT AND OPERATING RISKS

Mining operations generally involve a high degree of risk. The Issuer's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Issuer or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Issuer towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

INSURANCE AND UNINSURED RISKS

The Issuer's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Issuer's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Issuer maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Issuer may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Issuer or to other companies in the mining industry on acceptable terms. The Issuer might also become subject to liability for pollution or other hazards which may not be insured against or which the Issuer may elect not to insure against because of premium costs or other reasons. Losses from

these events may cause the Issuer to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Issuer's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's operations. Environmental hazards may exist on the properties on which the Issuer holds interests or on the properties which are being acquired pursuant to the Acquisition which are unknown to the Issuer at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Issuer's operations. To the extent such approvals are required and not obtained, the Issuer may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

ENVIRONMENTAL RISKS AT THE ALUMBRERA MINE

A seepage plume has developed in the natural groundwater downstream of the tailings facility, within MAA's concession. A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. It will be necessary to augment the pump back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure. The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.

The Issuer has not obtained any indemnities from RTP, the vendor of the Alumbrera Mine, against potential environmental liabilities that may arise from the seepage plume or a rupture of the pipeline.

PERMITTING

The Issuer's operations in Argentina and Cuba are subject to receiving and maintaining permits from appropriate governmental authorities. Although MAA currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations. Prior to any development on any of its properties, the Issuer must receive permits from appropriate governmental authorities. There can be no assurance that the Issuer will continue to hold all permits necessary to develop or to commence or to continue operating at any particular property.

INFRASTRUCTURE

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Issuer's operations, financial condition and results of operations.

BUSINESS INTERRUPTION RISKS AT THE ALUMBRERA MINE

The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of MAA and could adversely affect the Issuer's financial condition and results of operations.

The Alumbrera Mine is located in a remote area of Argentina. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month. A serious accident involving a bus or plane could result in multiple fatalities. The disruption of these services could also result in significant disruption to the operations of MAA and have an adverse effect on the financial condition and operations of the Issuer.

UNCERTAINTY IN THE ESTIMATION OF ORE RESERVES AND MINERAL RESOURCES

The figures for Ore Reserves and Mineral Resources contained in this Prospectus are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Ore Reserves and Mineral Resources, including many factors beyond the Issuer's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver or copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore Reserves and Mineral Resources, or of the Issuer's ability to extract these Ore Reserves, could have a material adverse effect on the Issuer's results of operations and financial condition.

UNCERTAINTY RELATING TO INFERRED MINERAL RESOURCES

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability.

NEED FOR ADDITIONAL RESERVES

Because mines have limited lives based on proven and probable reserves, the Issuer must continually replace and expand its reserves. The life-of-mine estimates included in this Prospectus for the Alumbrera Mine may not be correct. The Issuer's ability to maintain, or increase its annual production of gold and copper will be dependent in significant part on its ability to bring new mines into production and MAA's ability to expand reserves at the Alumbrera Mine.

The Alumbrera Mine has an estimated mine life of ten years. The Issuer does not anticipate that further exploration at the Alumbrera Mine will result in a material increase to Ore Reserves.

LAND TITLE

Although the title to the properties owned and proposed to be acquired by the Issuer were reviewed by or on behalf of the Issuer, no formal title opinions were delivered to the Issuer and, consequently, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and the Issuer's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Issuer has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Issuer's mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Issuer may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

COMPETITION

The mining industry is competitive in all of its phases. The Issuer faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Issuer. As a result of this competition, the Issuer may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Issuer's revenues, operations and financial condition could be materially adversely affected.

ADDITIONAL CAPITAL

The mining, processing, development and exploration of the Issuer's properties, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Issuer's properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Issuer. Low gold prices during the five years prior to 2002 adversely affected the Issuer's ability to obtain financing, and low gold and copper prices could have similar effects in the future.

COMMODITY PRICES

The price of the Common Shares, the Issuer's financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold and copper. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Issuer's control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and copper-producing countries throughout the world. The price of gold and copper has fluctuated widely in recent years, and future serious price

declines could cause continued development of and commercial production from the Issuer's properties to be impracticable.

Depending on the price of gold and copper, cash flow from mining operations may not be sufficient and the Issuer could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Issuer's mining properties is dependent on gold and copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold and copper prices could result in material write-downs of the Issuer's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Issuer's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.

Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Copper concentrate from the Alumbrera Mine is shipped to smelters in Europe, India, the Far East, Canada and Brazil. Transportation costs of copper concentrate could increase substantially due to an increase in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.

COMMODITY HEDGING

Currently the Issuer's policy is not to hedge future metal sales, however, this policy may change in the future. MAA does hedge some metal sales. Hedging of metal sales may require margin activities. Sudden fluctuations in the price of the metal being hedged could result in margin calls that could have an adverse effect on the financial position of the Issuer or MAA.

There is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect the Issuer and MAA from a decline in the price of the metal being hedged, it may also prevent the Issuer and MAA from benefiting fully from price increases.

EXCHANGE RATE FLUCTUATIONS

Exchange rate fluctuations may affect the costs that the Issuer incurs in its operations. The Issuer's costs in Cuba and Argentina are incurred principally in US dollars. The Issuer's costs in Canada are incurred principally in Canadian dollars. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold and copper production in US dollar terms. From time to time, the Issuer transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Issuer's financial position.

GOVERNMENT REGULATION

The mining, processing, development and mineral exploration activities of the Issuer are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Issuer's mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that

existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Issuer.

FOREIGN OPERATIONS

A majority of the Issuer's operations are currently conducted in Argentina and in Cuba, and as such the Issuer's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Argentina and Cuba may adversely affect the Issuer's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Issuer's operations or profitability.

LABOUR AND EMPLOYMENT MATTERS

Production at the Alumbrera Mine will be dependant upon the efforts of MAA's employees and may be affected by MAA's relationship with both its unionized and non-unionized employees. In addition, relations between the Issuer and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions the Issuer carries on business. Adverse changes in such legislation or in the relationship between MAA with its employees may have a material adverse effect on the Issuer's business, results of operations and financial condition.

ECONOMIC AND POLITICAL INSTABILITY IN ARGENTINA

The Alumbrera Mine and the Agua Rica Project are located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources. Argentina recently suffered severe economic difficulties including a significant currency devaluation, although in management's view there have been generally recognized improvements in economic and social conditions in recent months. The operations of MAA may be affected in the foreseeable future by these conditions.

In response to the political and economic instability in Argentina, in January 2002 the Argentinian government announced the abandonment of the one-to-one peg of the Argentina peso to the US dollar. See the audited annual financial statements of MAA included in this Prospectus for a description of the financial impact on MAA of the removal of the one to one peg of the peso to the US dollar and the subsequent devaluation of the peso to the US dollar. During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of official loans to multinational organizations. In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

There is the risk of political violence and increased social tension in Argentina as a result of the economic crisis and Argentina has experienced increased civil unrest, crime and labour unrest. In addition, the government has also renegotiated or defaulted on contractual arrangements. Roadblocks (piqueterou) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. There have been some minor disruptions to access routes near the Alumbrera mine site about one year ago which did not affect the supply of goods to the mine. Although there has not been any recurrence of disruptions in the past several months, there is no assurance that disruptions will not occur in the future which will affect the supply of goods. Civil disruptions may become more frequent if the economic situation in Argentina continues to deteriorate and may significantly disrupt the continuous supply of goods.

Certain events could have significant political ramifications to MAA in Argentina. In particular, serious environmental incidents such as the rupture of the concentrate pipeline, contamination of groundwater and surface water downstream of the tailings dam due to uncontrolled migration of the sulphate plume of other events which would constitute a major breach of EIR commitments.

The Alumbrera mining prospects are owned by YMAD, a quasi-governmental mining company, pursuant to an Argentine mining law which granted YMAD such rights. YMAD has granted a mining lease to MAA pursuant to the UTE Agreement. Significant political changes in Argentina which impact foreign investment and mining in general, or YMAD or MAA's rights to the Alumbrera mining prospects in particular, could adversely impact MAA's ability to operate the Alumbrera Mine.

Certain political and economic events such as: (i) the inability of MAA to obtain US dollars in a lawful market of Argentina or to effect the lawful transfer of US dollars to the senior lenders; (ii) acts or failures to act by a government authority in Argentina; and (iii) acts of political violence in Argentina, could have a material adverse effect on MAA's ability to operate the Alumbrera Mine and make payments due to senior lenders and may constitute an event of default under the terms of the security for the senior project debt.

FOREIGN SUBSIDIARIES

The Issuer conducts operations through foreign (Cayman Islands, Delaware, Argentinian, Cuban and Antiguan) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Issuer's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Issuer's valuation and stock price.

HELMS-BURTON

Cuban properties held by the Issuer may be subject to political risks arising out of the regulatory restrictions imposed by the United States on commerce and relations with Cuba. In 1996, a new United States federal law, the "Helms-Burton Act", was passed. It grants US companies whose Cuban properties were confiscated in 1958-1959 during the transition of the Cuban government to a communist government, the right to bring action in US district court against foreign nationals that "traffic" in, or make use of, confiscated property, subject to the authority of the President of the United States to suspend the right of a potential plaintiff. Although the Issuer does not believe the its Cuban properties or the minerals extracted from such properties, if any, will be subject to such claims, there can be no assurance that potential claimants do not exist or will not seek to bring an action against the Issuer. Investment in Cuba has also been subject to certain legal, political and economic risks as a result of the relations between the United States and Cuba that may adversely affect the Issuer's ability to obtain equipment, personnel and other resources required to conduct its exploration activities in Cuba. In addition, communist governments in a number of countries have expropriated private property in the past, in many cases without adequate compensation. There can be no assurance that the Cuban government will not expropriate the Issuer's Cuban properties in the future.

ACQUISITION STRATEGY

As part of the Issuer's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, the Issuer may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Issuer. The Issuer cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Issuer's business.

OPERATIONS OF THE ISSUER FOLLOWING THE ACQUISITION

The timing and manner of the implementation of decisions made with respect to the ongoing business of the Issuer following the Acquisition will materially affect the operations of the Issuer. Restructuring or integration of the operations of MAA, PGM, Wheaton and the Issuer will require the dedication of the management resources, which could distract attention from the day-to-day operations of the separate businesses of each company. If management of the Issuer is unable to effectively manage any such restructuring or integration, the operating results and financial condition of the Issuer could be materially adversely affected. In the event that the operations of MAA, PGM, Wheaton and the Issuer are restructured or integrated, there can be no assurance that the Issuer will be able to retain the key personnel currently employed in the separate operations of each company.

JOINT VENTURES

The Issuer holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Wheaton and MIM, respectively. The Issuer's interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Issuer's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Issuer's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

MARKET PRICE OF COMMON SHARES

The Common Shares of the Issuer are listed on the TSX. Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Issuer's share price is also likely to be significantly affected by short-term changes in gold or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Issuer's performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Issuer's business may be limited if investment banks with research capabilities do not continue to follow the Issuer's securities; (ii) the lessening in trading volume and general market interest in the Issuer's securities may affect an investor's ability to trade significant numbers of Common Shares; (iii) the size of the Issuer's public float may limit the ability of some institutions to invest in the Issuer's securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Issuer's securities to be delisted from the TSX, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Issuer's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Issuer may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

ARGENTINIAN ANTI-TRUST LAWS

The Issuer and BHP have filed a consultative opinion seeking a ruling from the Competition Defence Commission (the "CDC") in Argentina that notification for antitrust approval by the CDC is not required in respect of the Alumbrera Acquisition. The CDC is the regulatory body in Argentina that monitors transactions that may attract antitrust regulations, and considers issues of control and size of both the transaction and the parties involved when making its evaluations. While the Issuer has obtained advice from its Argentina counsel that the Alumbrera Acquisition is not subject to Argentina's antitrust laws, a ruling to this effect from the CDC has not yet been obtained, and there can be no assurance that such a favourable ruling will be obtained. A filing has also been made with the CDC by Argentine counsel on behalf of BHP and the Issuer in connection with the Agua Rica transaction. While the Issuer has been advised by its Argentine counsel that the possibility of an adverse ruling in respect of the Agua Rica transaction is remote, a ruling has not yet been made by the CDC, and there can be no assurance that such a favourable ruling will be obtained. Argentine counsel has advised the Issuer that in circumstances where the CDC rules that a tranaction is contrary to applicable Argentine anti-trust laws, the CDC has the authority to require the parties to restructure or ultimately unwind a transaction.

PROMOTERS

David Cohen, the President and a director of the Issuer, and Robert Cross, the Chairman of the Board and a director of the Issuer, may be considered promoters of the Issuer under applicable securities laws due to their role in reorganizing the business of the Issuer. Other than their services as described in "Directors and Officers of the Issuer", the Issuer has received and is to receive nothing of value, directly or indirectly, from either Mr. Cohen or Mr. Cross.

MATERIAL CONTRACTS

The only material contracts entered into by the Issuer since May 30, 2001, other than in the ordinary course of business, that can be reasonably regarded as presently being material to the Issuer, are the following:

1. the Underwriting Agreement (see "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture");
2. the Special Warrant Indenture (see "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture");
3. the Warrant Indenture (see "Plan of Distribution - Underwriting Agreement, Special Warrant Indenture and Warrant Indenture");
4. the Purchase Agreement (see "Alumbrera Acquisition - Purchase Agreement and other Contracts");
5. purchase agreement with BHP respecting Agua Rica (see "General Development of the Business -Significant Property Acquisitions and Dispositions"); and
6. management contracts with private companies controlled by each of David Cohen and Robert Cross (see "Management Contracts").

A copy of each of the foregoing contracts may be inspected at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, during normal business hours during the period of distribution of the securities distributed pursuant to this Prospectus.

LEGAL PROCEEDINGS

There are no legal proceedings material to the Issuer to which the Issuer or any of its subsidiaries is a party or to which any of the Issuer's properties is subject and no such proceedings are known by the Issuer to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed below and elsewhere in this Prospectus, to the knowledge of the Issuer, no director or executive officer of the Issuer, or associate or affiliate of any of the persons or companies mentioned above has had any material interest, direct or indirect, in any transaction since May 30, 2000, or in any proposed transaction, that has materially affected or will materially affect the Issuer or any subsidiary of the Issuer.

In March 2002, ValGold Resources Ltd., a company with, at the time, two common directors (being Frank Lang and Stephen J. Wilkinson with the Issuer (now only one common director, being Stephen J. Wilkinson), purchased 833,333 Common Shares and 50,000 share purchase warrants of the Issuer on a private placement basis for total consideration of $500,000. Proceeds of the private placement were used for working capital purposes and to conduct due diligence related to a potential acquisition.

In August 2002, Robert Cross and an associate of David Cohen each purchased 1,000,000 units, each consisting of one Common Share of the Issuer and one share purchase warrant of the Issuer exercisable for one Common Share at a price of $1.30 per Common Share for two years. These units on a private placement basis for aggregate consideration of $2,000,000. Proceeds of the private placement were used for working capital purposes and to conduct due diligence respecting a potential acquisition. In March 2003, Sargent Berner and an associate of each of David Cohen and Robert Cross purchased in the aggregate 505,000 units of 4,000,000 units issued by the Issuer on a private placement basis (each such unit consisting of one Common Share and one share purchase warrant exercisable for one Common Share at a price of $1.30 for two years).

During the fiscal year ended December 31, 2002, the Issuer paid administrative expenses to LMC Management Services Ltd., a private company which has a director and an officer in common with the Issuer (Stephen J. Wilkinson and Shannon Ross, respectively) and provides services to the Issuer on a full cost recovery basis. No fees are paid for the services of Mr. Wilkinson.

During the fiscal year ended December 31, 2002, the Issuer paid legal fees of $104,328 to a law firm of which Sargent H. Berner and Mary P. Collyer, officers of the Issuer, are partners.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Issuer are Deloitte & Touche LLP, Chartered Accountants, 2800 - 1055 Dunsmuir Street, 4 Bentall Centre, Vancouver, British Columbia V7X 1P4, who were first appointed auditors of the Issuer effective May 16, 2003.

The registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and it will also act as registrar and transfer agent for the Warrants. Pacific Corporate Trust Company has been appointed trustee under each of the Special Warrant Indenture and the Warrant Indenture and has been appointed escrow agent for the purpose of holding the Escrowed Proceeds in escrow pursuant to the terms of the Special Warrant Indenture. See "Plan of Distribution".

LEGAL MATTERS

Certain legal matters relating to the securities to be distributed under this Prospectus will be passed upon for the Issuer by Stikeman Elliott LLP and Perkins Coie LLP, and for the Underwriters by Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP. As at July 24, 2003, the partners and associates of each of Stikeman Elliott LLP and Cassels Brock & Blackwell LLP beneficially owned, directly or indirectly, less than one per cent of the then outstanding Common Shares.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provide purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of Special Warrants who acquires Common Shares and Warrants upon the exercise or deemed exercise of such Special Warrants, as provided for in this Prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of Special Warrants, but also of the Private Placement, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Underwriters or the Issuer on the acquisition of the Special Warrants. In the event such holder is a permitted assignee of the interest of the original subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of Special Warrants under section 131 of the *Securities Act* (British Columbia), section 203 of the *Securities Act* (Alberta) and section 130 of the *Securities Act* (Ontario) or the corresponding

provisions of other securities legislation or otherwise at law and is subject to the defences, limitations and other provisions of such legislation.

GLOSSARY OF MINING TERMS

In this Information Circular, the Exhibits hereto, and the accompanying Notice of Meeting, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below:

"Ag" means silver

"As" means arsenic

"assay" means the chemical analysis of mineral samples to determine the metal content

"Au" means gold

"capital expenditure" means all other expenditures not classified as operating costs

"composite" means combining more than one sample result to give an average result over a larger distance

"concentrate" means a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore

"crushing" means initial process of reducing ore particle size to render it more amenable for further processing

"Cu" means copper

"cutoff grade" means the minimum metal grade at which a ton of rock can be processed on an economic basis

"deposit" means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved

"dilution" means waste, which is unavoidably mined with ore

"dip" means angle of inclination of a geological feature/rock from the horizontal

"fault" means the surface of a fracture along which movement has occurred

"Fe" means iron

"flotation" means the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

"footwall" means the underlying side of an orebody or stope

"gangue" means non-valuable components of the ore

"grade" means the measure of concentration of the applicable metal within mineralized rock

"hanging wall" means the overlying side of an orebody or slope

"haulage" means a horizontal underground excavation which is used to transport mined ore

"hydrocyclone" means a process whereby material is graded according to size by exploiting centrifugal forces of particulate materials

"igneous" means Primary crystalline rock formed by the solidification of magma

"Indicated mineral resources" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

"Inferred mineral resources" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

"kriging" means an interpolation method of assigning values from samples to blocks that minimizes the estimation error

"lenticular" means in the form of elongated lenses

"lithological" means geological description pertaining to different rock types

"Measured mineral resources" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

"mill" means a plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals

"milling" means a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

"mine" means an excavation in the earth for the purpose of extracting minerals. The evacuation may be an open pit on the surface or underground workings

"Mineral / Mining Lease" means a lease area for which mineral rights are held

"mineral reserve" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined

"mineral resources" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge

"mineralization" means the concentration of minerals within a body of rock

"Mo" means molybdenum

"ore" means a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit

"Pb" means lead

"Proven mineral reserve" means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"Probable mineral reserve" means the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"Sb" means antimony

"sedimentary" means pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks

"stratigraphy" means study of stratified rocks in terms of time and space

"Strike" means direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

"sulfide" means sulfur bearing mineral

"tailings" means finely ground waste rock from which valuable minerals or metals have been extracted

"thickening" means process of concentrating solid particles in suspension

"total expenditure" means all expenditures including those of a operating and capital nature

"variogram" means statistical representation of the characteristics (usually grade)

"Zn" means zinc

GLOSSARY OF UNITS

"**cm**" means a centimetre

"**g**" means gram or grammes

"**g/t**" means grammes per metric tonne

"**ha**" means a hectare

"**hrs**" means hours

"**k**" means one thousand units

"**kg**" means a kilogram

"**km**" means a kilometre

"**km^2**" means a square kilometre

"**koz**" means one thousand fine troy ounces

"**kt**" means one thousand metric tonnes

"**kWh/t**" means kilowatt hour per tonne

"**lb**" means pound

"**m**" means a metre

"**m²**" means a square metre – measure of area

"**m³**" means a cubic metre

"**mt**" means a million metric tonne

"**mm**" means a millimetre

"**moz**" means a million troy ounces

"**mtpa**" means a million metric tonnes per annum

"**mw**" means a million watts

"**oz**" means a fine troy ounce equalling 31.10348 grammes

"**ppb**" means parts per billion

"**ppm**" means parts per million

"**tpd**" means tonnes per day

"**t**" means a metric tonne

"**US$m**" means a million United States Dollars

"**US$**" means United States Dollar

"**US$/oz**" means United States Dollars per fine troy ounce

"**US$/t**" means United States Dollars per tonne

"°" means degrees

"**C**" means degrees centigrade

"**%**" means percentage

" ' " means minutes

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2001 and 2000
and three months ended March 31, 2003 and 2002 (Unaudited)

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Board of Directors of
Northern Orion Resources Inc.
(formerly Northern Orion Explorations Ltd.)

We have audited the consolidated balance sheets of Northern Orion Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

"Deloitte & Touche LLP"

Chartered Accountants
Vancouver, British Columbia
June 20, 2003 (except for Note 14, which is as at July 25, 2003)

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Balance Sheets

(Expressed in Thousands of Canadian Dollars)

	March 31, 2003 (Unaudited)	December 31, 2002	December 31, 2001
Assets			
Current assets			
Cash and cash equivalents	$ 4,103	$ 539	$ 387
Marketable securities (note 4)	93	142	--
Due from related parties (note 10)	16	25	--
Accounts receivable	303	230	167
Prepaid expenses	70	--	34
	4,585	936	588
Plant and equipment (note 5(a))	2,186	2,187	2,192
Mineral property interests (note 5(b))	81,124	81,094	81,238
	$ 87,895	$ 84,217	$ 84,018
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts payable and accrued liabilities	$ 670	$ 428	$ 371
Due to related parties (note 10)	55	--	92
Convertible promissory notes payable (note 7(d))	--	--	7,167
	725	428	7,630
Provision for reclamation obligations	40	40	40
Future income taxes (note 9)	24,485	24,485	24,485
	25,250	24,953	32,155
Shareholders' equity			
Share capital (note 7)	162,417	158,635	149,274
Contributed surplus (note 7(b))	885	115	--
Deficit	(100,657)	(99,486)	(97,411)
	62,645	59,264	51,863
	$ 87,895	$ 84,217	$ 84,018

Continuing operations (note 1)
Commitments (note 14)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"David W. Cohen"
David W. Cohen
Director

"Stephen J. Wilkinson
Stephen J. Wilkinson
Director

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Operations and Deficit

(Expressed in Thousands of Canadian Dollars, except per share amounts)

	Three months ended March 31, (Unaudited)		Years ended December 31,		
	2003	2002	2002	2001	2000
Expenses					
Cost of Sales	--	--	--	--	$ 142
Depreciation and depletion	$ 1	$ --	$ 5	$ 32	$ 317
Foreign exchange loss (gain)	(20)	2	(1)	137	(44)
Management fees (note 10)	--	--	--	70	420
Office and administration (note 10)	230	142	552	487	220
Professional and consulting (note 7(b))	985	173	907	718	350
Severance and restructuring costs	10	154	550	203	157
Write-down of mineral property interests	--	--	--	--	22,271
Write-down of other assets	--	--	--	--	37
	1,206	471	2,013	1,647	23,870
Gain on sale of shares	(27)	--	--	(329)	--
Interest income	(8)	(3)	(21)	(33)	66
Loss for the period	(1,171)	(468)	(1,992)	(1,285)	(23,804)
Deficit, beginning of period, as previously reported	(99,486)	(97,411)	(97,411)	(96,126)	(72,322)
Adjustment for stock-based compensation (note 2)	--	(83)	(83)	--	--
Deficit, end of period	$ (100,657)	$ (97,962)	$ (99,486)	$ (97,411)	$ (96,126)
Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.28)
Weighted average number of common shares outstanding	189,045,366	114,148,000	150,263,026	105,835,278	85,330,540

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Cash Flows

(Expressed in Thousands of Canadian Dollars, except per share amounts)

	Three months ended March 31 (Unaudited)		Years ended December 31		
	2003	2002	2002	2001	2000
Cash provided by (used for):					
Operations:					
Loss for the period	$ (1,171)	$ (468)	$ (1,992)	$ (1,285)	$ (23,804)
Items not involving cash					
Depreciation and depletion	1	--	5	32	317
Write-down of mineral property interests	--	--	--	--	22,271
Gain on sale of shares	(27)	--	--	--	--
Write-down of other assets	--	--	--	--	37
Stock-based compensation	770	--	32	--	--
	(427)	(468)	(1,955)	(1,253)	(1,179)
Changes in non-cash operating working capital					
Accounts receivable	(73)	(14)	(153)	(131)	311
Due to/from related parties	64	40	(117)	92	--
Proceeds on sale of marketable securities	76	--	--	--	--
Prepaid expenses	(77)	3	34	3	(3)
Accounts payable and accrued liabilities	242	86	57	(311)	202
	(195)	(353)	(2,134)	(1,600)	(669)
Investments:					
Mineral property interests	(23)	(86)	(160)	(4)	(1,682)
Financing:					
Promissory notes	--	500	--	500	675
Reclamation	--	--	--	4	(30)
Convertible debenture	--	--	--	--	1,405
Common shares issued for cash	3,782	--	2,446	1,474	--
	3,782	500	2,446	1,978	2,050
Increase (decrease) in cash and cash equivalents during the period	3,564	233	152	374	(301)
Cash and cash equivalents, beginning of period	539	387	387	13	314
Cash and cash equivalents, end of period	$ 4,103	$ 620	$ 539	$ 387	$ 13

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

1. Nature of operations:

Northern Orion Explorations Ltd. ("the Issuer") is incorporated under the *Company Act* (British Columbia) and has interests in mineral properties in Argentina and Cuba. The Issuer is in the mineral exploration and development stage and has not yet proven whether its resource properties contain reserves that are economically recoverable.

These financial statements are prepared on the basis that the Issuer will continue as a going concern, which assumes that the Issuer will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that the Issuer's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Issuer has incurred significant losses to date and has been reliant on external sources of funds from issuance of equity and debt. The ability of the Issuer to continue as a going concern is dependent upon obtaining the necessary financing (notes 14(c) and (d)) to ensure that the Issuer is able to meet its liabilities and commitments as they come due. There can be no assurance that required funding will be available on an economic basis.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Issuer to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production. Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

2. Change in accounting policy:

Effective January 1, 2002, the Issuer adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments, and require recognition of stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement but with the cumulative impact charged against equity. As the Issuer's stock option plan includes share appreciation rights, the Issuer has recorded an increase to deficit of $83 and an increase to contributed surplus of $83 as at January 1, 2002, on retroactive application of this policy.

3. Significant accounting policies:

(a) Basis of consolidation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Issuer and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. All material intercompany balances and transactions have been eliminated.

3. Significant accounting policies (continued):

(b) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas where management's judgement is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation. In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the interest. These arrangements may, and likely, will, change in the future in response to changing business conditions, and these changes may impact the Issuer's estimates of cash flows. Actual results could differ from those estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days when acquired.

(d) Marketable securities:

Marketable securities consist of investments in publicly traded equity securities and are recorded at the lower of cost and market.

(e) Plant and equipment:

Plant and equipment are recorded at cost including capitalized interest incurred during the construction phase. Net operating costs, interest costs and financing costs incurred in the period preceding commercial production are capitalized. Mine plant and equipment are depreciated using the straight-line and declining balance methods, as appropriate to the assets, over their estimated useful lives, not to exceed the estimated life of the proven and probable ore reserves commencing with the attainment of commercial production. Mining equipment and vehicles are depreciated over their estimated useful lives of five to fifteen years. The Issuer has ceased depreciation of mining equipment and vehicles pending re-commencement of mining operations. Maintenance costs incurred during this period are expensed against operations. Office furniture and computer equipment are depreciated using the straight-line method over periods from three to ten years.

(f) Mineral property interests:

Mineral resource properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis. These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned. A provision for site restoration costs is provided as necessary by a charge to earnings over the estimated remaining life of the resource properties. Costs related to ongoing site restoration programs are

3. Significant accounting policies (continued):

(f) Minteral property interests (continued):

expensed when incurred. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net recoverable amount as appropriate.

The amount shown for mineral property interests represents cost incurred to date and the fair market value of common shares issued to acquire mineral property interests and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the period incurred. Property investigations costs, where a property interest is not acquired, are expensed as incurred.

(g) Translation of foreign currencies:

The Issuer's operations in Cuba and Argentina are considered to be integrated operations for purposes of foreign currency translation. Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date, non-monetary assets and related depreciation at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(h) Income taxes:

The Issuer uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted. The amount of future tax assets recognized is limited to the amount that is considered to be more likely than not to be realized.

(i) Loss per common share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercises of dilutive stock options are applied to repurchase common shares at the average market price for the period.

(j) Stock based compensation:

The Issuer has a share option plan described in note 7(b). Effective January 1, 2002, the Issuer accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value based method. For all other employee awards, the Issuer

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

3. Significant accounting policies (continued):

(j) Stock based compensation (continued):

continues to follow the settlement method. Under the settlement method, no compensation cost is recognized when the awards are issued to employees. Any consideration paid by employees on exercise is credited to share capital. For such awards, the Issuer discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied.

Under the fair value based method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award. For employee stock-based payments that call for the settlement in cash or other assets or by the issuance of equity instruments, compensation cost is measured at intrinsic value of the award and is recognized over the vesting period. Changes in the intrinsic value between the grant date and the measurement date is reflected as a change in compensation cost.

4. Marketable securities:

At March 31, 2003, the Issuer holds 136,500 (December 31, 2002 - 300,000) common shares of International Barytex Resources Ltd. ("Barytex"), recorded at $41 (December 31, 2002 - $90) and 200,000 common shares of Newport Exploration Ltd. ("Newport") recorded at $52. There were no shares held as marketable securities at December 31, 2001.

In relation to an option agreement with Barytex that was terminated during the year ended December 31, 2002, the Issuer received 300,000 common shares of Barytex as settlement for amounts owing to the Issuer. At December 31, 2002, the quoted market value of the shares held approximated its carrying value. At March 31, 2003, the quoted market value of the remaining shares was $61. Subsequent to the three months ended March 31, 2003 (Unaudited), the Issuer has sold 95,500 of these common shares for proceeds of $43.

The shares of Newport were received pursuant to an option agreement on the Mantua property (note 5(b)(iii)). At March 31, 2003 (Unaudited), the shares have a quoted market value of $70 (December 31, 2002 - $64).

5. Plant and equipment and mineral property interests:

(a) Plant and equipment:

	March 31, 2003 (Unaudited)		
	Cost	Accumulated depreciation	Net Book Value
Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	120	1
	$10,066	$ 7,880	$ 2,186

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

5. Plant and equipment and mineral property interests (continued):

(a) Plant and equipment (continued):

	December 31,					
	2002			2001		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	119	2	121	114	7
	$10,066	$ 7,879	$ 2,187	$10,066	$ 7,874	$ 2,192

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua. Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b) Mineral property interests:

March 31, 2003 (Unaudited)	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2002	$ 74,291	$ --	$ 24,790	$ (17,987)	$ 81,094
Exploration and development expenditures (recoveries)	38	--	(8)	--	30
Balance, March 31, 2003	$ 74,329	$ --	$ 24,782	$ (17,987)	$ 81,124

December 31, 2002	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2001	$ 74,505	$ --	$ 24,720	$ (17,987)	$ 81,238
Exploration and development expenditures (recoveries)	(214)	--	70	--	(144)
Balance, December 31, 2002	$ 74,291	$ --	$ 24,790	$ (17,987)	$ 81,094

December 31, 2001	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2000	$ 74,007	$ --	$ 24,738	$ (17,987)	$ 80,758
Exploration and development expenditures (recoveries)	498	--	(18)	--	480
Balance, December 31, 2001	$ 74,505	$ --	$ 24,720	$ (17,987)	$ 81,238

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

5. Plant and equipment and mineral property interests (continued):

(b) Mineral property interests (continued):

(i) Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licences. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Issuer (30%) and BHP Minerals International Exploration Inc. ("BHP") (70%). In June 2001, the Issuer elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds are available to the Issuer to make further payments on the project. As a result, in fiscal 2001, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed. The dilution on the project to December 31, 2002, reduced the Issuer's interest in the project to a 28% interest (2001 - 29.12%). During fiscal 2002, the Issuer capitalized interest of $nil (2001 - $639) on funds borrowed for exploration and development activities.
On April 23, 2003, the Issuer entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12.6 million of which BHP has agreed to defer US$9.0 million (the "Deferred Payment") without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003. The Deferred Payment will be secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Issuer and a mortgage of certain of the core claims comprising the Agua Rica project.

(ii) San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina. The property consists of mining concessions and staked claims. The Issuer maintains an interest in the claims, but has previously written off all associated costs.

(iii) Mantua, Cuba

The Issuer operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations ceased. The Mantua project, 50% owned by the Issuer, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project. At December 31, 2002, subordinated debt of US$28 million is owing to the Issuer by Geominera for expenditures previously paid for by the Issuer on Geominera's behalf. The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Issuer entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project. The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Issuer. Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (note 6). Newport will assume and pay carrying costs relating to the Issuer's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study. The Issuer advises that US$200 of these payments remain outstanding and payable by Newport, and that title to the property remains in good standing and will be in good standing through January 2004.

(Expressed in Thousands of Canadian Dollars)

5. Plant and equipment and mineral property interests (continued):

(b) Mineral property interests (continued):

(iii) Mantua, Cuba (continued):

The Issuer and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A) Should the Issuer identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Issuer in consideration. In this case, Newport will assume US$20 million of the US$28 million subordinated debt owing to the Issuer by Geominera, leaving the Issuer with US$8 million of the subordinated debt;

(B) Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14 million of the subordinated debt owing to the Issuer by Geominera, leaving the Issuer with the remaining US$14 million subordinated debt; and

(C) All costs incurred by the Issuer and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (note 6) with respect to the Mantua project.

6. Royalty and net proceeds interest payable:

In December 1999, the Issuer reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation ("Miramar"). Under the agreement, the Issuer also issued a royalty and net proceeds interest ("Proceeds Interest") entitling Miramar to receive (a) the economic equivalent of a 2.5% net smelter returns royalty on all production from Company's mining properties, (b) 100% of the net proceeds of disposition of any interest in the Agua Rica project until the indebtedness under the Debentures (note 7(d)) were paid and (c) 50% of the net proceeds of disposition of any interest in the Mantua Project and the San Jorge Project were also payable to Miramar with a maximum amount payable of $17,987. In 2001, the Proceeds Interest was reduced to a maximum amount payable of $15,000, and (b) and (c) were limited to 50% of the net proceeds of a disposition of any interest in the Agua Rica project and the Mantua project.

7. Share capital:

Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

7. Share capital (continued):

(a) Issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 1999	74,006,780	$122,000
Shares issued:		
In partial settlement of promissory note	15,000,000	4,500
For financial consulting services	423,821	74
Balance, December 31, 2000	89,430,601	126,574
Shares issued:		
Private placement, cash less share issue costs	10,000,000	1,474
Conversion of convertible debenture (note 7 (d))	14,439,621	21,226
Balance, December 31, 2001	113,870,222	149,274
Shares issued for cash:		
Private placement, less share issue costs	8,333,333	470
Private placement, less share issue costs	20,000,000	1,946
Shares issued for other:		
Costs on issue of common shares	300,000	30
Conversion of promissory notes (note 7 (d))	46,097,367	6,915
Balance, December 31, 2002	188,600,922	158,635
Shares issued for cash		
Private placement, less share issue costs	40,000,000	3,782
Balance, March 31, 2003 (Unaudited)	228,600,922	$162,417

(b) Stock options:

The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 16,000,000 common shares. The directors of the Issuer set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment. The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated. The Issuer has a stock option plan for its directors and employees to acquire common shares of the Issuer at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 16,000,000 stock options.

As no share options to employees were granted during the year ended December 31, 2002, no pro forma loss or loss per share information has been presented.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned. Non-employee stock-based compensation expense recognized for the three months ended March 31, 2003 was $20, and for the year

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

7. Share capital (continued):

(b) Stock options (continued):

ended December 31, 2002, was $32. Employee stock-based compensation using the fair value method for the three months ended March 31, 2003 was $750 and is included in professional and consulting expenses. The compensation expense for the three months ended March 31, 2003, of $770,000 (year ended December 31, 2002 - $32, December 31, 2001, - $83 are recorded as contributed surplus of $885.

The fair value amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Issuer's share price of 92.46% at March 31, 2003 (December 31, 2002 - 92.46%; 2001 -90.61%) and a weighted average annual risk free rate of 4.68% at March 31, 2003 (December 31, 2002 4.95%; 2001- 4.61%).

A summary of the changes in stock options for the periods ended March 31, 2003 (Unaudited), December 31, 2002 and 2001, is presented below.

	Shares	Weighted Average Exercise Price
Balance, December 31, 1999	1,204,900	$1.80
Granted	5,900,000	$0.30
Cancelled, forfeited and expired	(1,009,900)	$1.80
Balance, December 31, 2000	6,095,000	$0.35
Granted	7,700,000	$0.15
Cancelled, forfeited and expired	(6,245,000)	$0.33
Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Granted	8,900,000	$0.13
Balance, March 31, 2003 (Unaudited)	15,600,000	$0.14
Available for exercise, March 31, 2003 (Unaudited)	14,750,000	$0.14

The following table summarizes information about the stock options outstanding at March 31, 2003 (Unaudited):

Range of Exercise Price	Number Outstanding and Exercisable at March 31, 2003 (Unaudited)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.15	5,850,000	3.50 years	$0.15
$0.13	8,900,000	4.83 years	$0.13

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

(c) Warrants:

As at December 31, 2002, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

7. **Share capital (continued):**

(c) Warrants (continued):

Number of Warrants	Exercise Price	Expiry Date
10,000,000	$0.200	December 31, 2003
500,000	$0.075	March 28, 2004
300,000	$0.110	July 23, 2004
20,000,000	$0.130	August 2, 2004
40,000,000	$0.130	March 18, 2005
70,800,000		

Subsequent to March 31, 2003, the 10,000,000 share purchase warrants with an expiry date of April 27, 2003, had their expiry date extended to December 31, 2003.

(d) Convertible promissory notes and debentures:

	March 31, 2003 (Unaudited)	December 31, 2002	December 31, 2001
Convertible promissory note	$ --	$ --	$ 6,915
Accrued interest on convertible promissory notes	--	--	252
Current portion of convertible promissory notes	--	--	(7,167)
	$ --	$ --	$ --

During fiscal 2001, the Issuer converted all amounts owing to Miramar, which included $2,000 in remaining principal on promissory notes that were due in 2001 and the balance on a convertible debenture into two promissory notes totalling $6,915. The convertible notes were convertible, at Miramar's option, into common shares of the Issuer at a price of $0.15 per share. The notes carried an interest rate at prime plus 2% per annum and were due on demand after June 30, 2002. The entire value of the note was classified as a liability as the fair value of the equity component was nominal. During 2002, the notes were converted into 46,097,367 common shares of the Issuer and all interest accrued and unpaid at the conversion date was forgiven. In 2001, the principal and interest payable on the convertible debentures of $21,226 was converted into 14,439,621 common shares at a price of $1.47 per common share.

(Expressed in Thousands of Canadian Dollars)

8. Business segments:

(a) Operating segment - The Issuer's operations are primarily directed towards the exploration and development of mineral properties in Latin America. The Issuer's mining activities represent a single reportable segment.

(b) Geographic segments - The Issuer's identifiable capital assets and revenues by geographic areas are as follows:

8. Business segments (continued):

(b) Geographic segments (continued):

March 31, 2003 (Unaudited)	Capital Assets	Revenues
Central America	$ 26,862	$ --
South America	56,342	--
Canada	106	35
	$ 83,310	$ 35

December 31, 2002	Capital Assets	Revenues
Central America	$ 26,870	$ --
South America	56,304	--
Canada	107	21
	$ 83,281	$ 21

December 31, 2001	Capital Assets	Revenues
Central America	$ 26,800	$ 24
South America	56,518	--
Canada	112	338
	$ 83,430	$ 362

Capital assets are comprised of plant and equipment and mineral properties and deferred exploration and development.

9. Income and resource taxes:

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	December 31, 2002	December 31, 2001	December 31, 2000
Statutory tax rate	39.62%	39.62%	39.62%	42.62%	44.62%
Loss for the year	$(1,171)	(468)	$(1,992)	$(1,285)	$(23,804)
Expected tax (recovery) expense	(464)	(185)	(789)	(548)	(10,621)
Debt forgiveness	--	--	541	7,902	--
Foreign exchange revaluation	--	--	1,155	1,155	--
Other	464	185	(76)	53	92
Unrecognized and expired losses	--	--	593	683	6,484
Change in valuation allowance	--		(1,424)	(9,245)	4,045
Income taxes, per financial statements	--	--	--	--	--

9. Income and resource taxes (continued):

(b) At December 31, 2002, the Issuer has unused tax losses carried forward in Canada of $1,331 (2001 - $1,630), which will expire in 2009 and which are available to reduce taxable income in future years otherwise calculated. The ability of the Issuer to utilize these losses is not considered by management to be more likely than not and therefore a valuation allowance has been provided against the future income tax asset. The Issuer also has $461 (2001 - $950) of Argentine tax losses carried forward that expire between the years 2003 and 2004. The ability of the Issuer to utilize these losses is not considered by management to be more likely than not and a valuation allowance has been provided against the future income tax asset. The significant components of the Issuer's future tax assets (liabilities) are as follows:

	March 31, 2003 (Unaudited)	December 31, 2002	December 31, 2001
Future income tax assets:			
Losses carried forward	$ 624	$ 624	$ 893
Mineral property interests representing excess of tax basis over carrying value	1,160	1,160	2,315
	1,784	1,784	3,208
Valuation allowance for future tax assets	(1,451)	(1,451)	(2,875)
	333	333	333
Future income tax liabilities:			
Future income tax liability for finance costs	(333)	(333)	(333)
Future income tax liability for mineral property interests representing excess of carrying value over tax basis	(24,485)	(24,485)	(24,485)
	(24,818)	(24,818)	(24,818)
Net future income tax liability	$ (24,485)	$ (24,485)	$ (24,485)

The future income tax liability for mineral property interests recorded by the Issuer arises from the investment in a joint venture held in Argentina. The purchase price and subsequent funds advanced to this joint venture do not currently have a cost for tax purposes in the jurisdiction that the Issuer holds the interest.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

10. Related party transactions and balances:

	Three months ended,		Years ended December 31,		
Services rendered:	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	2002	2001	2000
Consulting fees and expenses (a)	$ --	$ 42	$ 258	$ 175	$ 176
Consulting fees and expenses (b)	63	84	245	217	--
Consulting fees and expenses (c)	82	--	104	--	--
Legal fees	50	39	104	175	80
Management fees (g)	--	--	--	70	420
Administration fees	27	63	169	54	--
Administrative expenses	--	--	--	27	--

10. Related party transactions and balances (continued):

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Issuer paid consulting fees and expenses to a private company controlled by a director of the Issuer. At March 31, 2003, a balance of nil (December 31, 2002 - nil; 2001 - $23) was payable to this company.

(b) The Issuer paid consulting fees and expenses to a private company controlled by an officer and director of the Issuer. At March 31, 2003, $7 (December 31, 2002 – $6; 2001 - $18) is payable to this company.

(c) The Issuer paid consulting fees and expenses to a private company controlled by an officer and director of the Issuer. At March 31, 2003, $18 (December 31, 2002, - $3 was receivable; 2001 – nil) is payable to this company.

(d) The Issuer paid administrative expenses to a private company controlled by a director of the Issuer during the year. At March 31, 2003, $nil (December 31, 2002, - nil; 2001 - $3) was receivable from this company.

(e) The Issuer paid administrative expenses to a private company with a director and an officer in common with the Issuer. This private company provides office services and other administrative services on a full cost recovery basis. At March 31, 2003, $16 is receivable (December 31, 2002 - $37 is receivable (2001 - $24 is payable to) from this company.

(f) The Issuer paid legal fees to a law firm of which two officers are partners. At March 31, 2003, $30 (December 31, 2002 - $6; 2001 - $30) is payable to this firm.

(g) The Issuer incurred management fee charges from Miramar Mining Corporation, a former controlling shareholder of the Company.

(h) During the three months ended March 31, 2003, a director and officer of the Issuer was appointed a director of Newport (note 5(b)(iii)).

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

All related party transactions were recorded at the exchange amounts which are measured at fair value. The balances payable noted above are payable on demand without interest.

11. Financial instruments:

Financial instruments are recorded at cost. Fair value estimates are made at the balance sheet date, based upon relevant market information relating to the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgement. Changes in assumptions could significantly affect these estimates.

The fair value of financial instruments, comprising cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value due to their short term to maturity. The fair value of due from related parties is not readily determinable due to the related party nature and absence of a market for such instruments. The carrying value of marketable securities is disclosed in note 4.

12. Supplementary information:

	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	December 31, 2002	2001	2000
Supplementary information:					
Non-cash investing and financing transactions:					
Reversal of mineral property costs recorded in accounts payable and accrued liabilities	$ --	$ --	$ --	$ 328	$ --
Interest capitalized to mineral property interests	--	99	--	639	2,005
Interest and taxes paid	--	--	--	--	--
Interest received	--	--	--	--	--
Forgiveness of interest on promissory note previously capitalized to mineral property interests	--	--	(252)	--	--
Shares issued for financial consulting services	--	--	--	--	74
Convertible debenture and interest converted into convertible promissory notes	--	--	--	2,833	--
Interest converted into convertible promissory notes	--	--	--	4,334	--
Increase in mineral					

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)	December 31, 2002	2001	2000
Supplementary information:					
property interests due to increase in future income tax liability	--	--	--	165	1,340
Financing fees paid by issue of common shares	--	--	30	--	--
Disposal of mineral property interests for royalty and net proceeds interest	--	--	--	--	17,987
Shares issued upon conversion of convertible promissory notes or debenture	--	--	6,915	21,226	4,500
Shares received for mineral property option (note 5(b)(iii))	--	--	52	--	--
Shares received for settlement on accounts receivable (note 4)	--	--	90	--	--

13. Comparative figures:

Certain of the prior periods' figures have been reclassified to conform to the current period's presentation.

14. Subsequent events:

(a) Credit agreement:

On February 17, 2003, the Issuer entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (note 5), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3 million to fund a portion of the initial payment required to be made to BHP Billiton. The Loan is for a term of six months and will bear interest at 10% per annum. The Issuer has provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project. Pursuant to the commitment letter, the Issuer issued to Endeavour Mining 3,000,000 warrants of the Issuer exercisable at a price of $0.15 to acquire one common share for two years from the date of issue. The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Issuer at a conversion price of $0.20 or if the amount outstanding is not paid by such date, at a price of $0.175 to May 8, 2004. The maturity date of the loan is November 8, 2003, which can be extended to May 8, 2004, for an extension fee of US$150, payable in cash or common shares of the Issuer. If the extension fee is paid in common shares that are subject to a hold period, the amount of the extension fee is US$225. Pursuant to the credit agreement, the Issuer is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are

required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement. Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements.

(b) Stock options:

On April 26, 2003, the Issuer granted 1,500,000 stock options to a non-employee with an exercise price of $0.17 per share. These options expire April 26, 2008, and 400,000 vested immediately. The remaining 1,100,000 vest upon receiving shareholder approval.

(c) Mineral property acquisition:

On March 29, 2003, the Issuer entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") whereby the Issuer will participate in the acquisition of a 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US $180 million. Rio Algom has agreed to defer payment of a portion of the purchase price (up to the amount of US $30 million in the case of the Issuer). This deferral is due on May 30, 2005. The first US$25 million bears interest at the rate of 3 month LIBOR plus 2% and any amounts due in excess of US$25 million bears interest at the rate of 3 month LIBOR plus 5%, 3 month LIBOR plus 10% in case of default. On closing, the Issuer and Wheaton each acquired from Rio Algom a net 12.5% interest in Alumbrera.

Pursuant to the agreement, the Issuer has agreed to reimburse Wheaton for US$1 million of Wheaton's costs for the due diligence costs incurred on the acquisition by Wheaton of its initial 25% interest in the Alumbrera project.

The acquisition of Alumbrera will be accounted for using the equity method, whereby the investment will be initially recorded at cost and the carrying value adjusted thereafter to include the Issuer's share of earnings. The preliminary allocation of the purchase price in thousands of Canadian dollars, is summarized below:

Purchase Price		
	Cash	$81,600
	Deferred Payment	40,800
	Reimbursement to Wheaton	1,360
	Acquisition Costs	6,100
		$129,880
Net Assets Acquired		
	Current Assets	47,315
	Mineral Property, Plant &	107,251

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 and three months ended March 31,2003 and 2002 (Unaudited)
(Expressed in Thousands of Canadian Dollars)

	Equipment	
	Other Assets	30,006
	Current Liabilities	(20,653)
	Non Current Liabilities	(34,039)
		$129,880

The excess of the carrying value over the purchase price of the net assets of $42 million will be attributed to mineral properties.

(d) Special warrants financing:

Subsequent to March 31,. 2003, the Company completed a private placement for the sale of 810,403,101 special warrants at $0.13 per unit for gross proceeds of $105,352,403. Each unit consists of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Issuer at a price of $0.20 per share until May 29, 2008. US$60.26 million has been used to facilitate the Alumbrera transaction (Note 14(c)). Approximately $7 million has been used to pay commissions and expenses of the issue.

(e) Share consolidation:

The Company's annual and extraordinary general meeting of shareholders was held on June 16, 2003. At that meeting, special resolutions were approved to consolidate the Company's common share capital on a ten (10) old for one (1) new basis, to change the Company's name to "Northern Orion Resources Inc." and to increase the authorized common share capital to 700 million common shares on a post-consolidated basis. At March 31, 2003, there are 228,600,922 common shares issued and outstanding in the capital of the Company. In addition, there are an additional 810,403,101 common shares that are to be issued pursuant to a special warrants financing completed subsequent to March 31, 2003. Following the proposed share consolidation, there will be approximately 103.8 million common shares issued and outstanding.

MINERA ALUMBRERA LIMITED

(Incorporated in Antigua and Barbuda)

GENERAL PURPOSE FINANCIAL REPORT

FOR THE YEARS ENDED 30 JUNE 2002, 2001 AND 2000

CONTENTS **Page No.**

MINERA ALUMBRERA LIMITED
STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 US$	2001 US$	2000 US$
Revenue from ordinary activities	2	**519,578,555**	451,054,279	472,695,445
Expenses from ordinary activities excluding borrowing costs	2	**(423,719,033)**	(356,485,426)	(368,837,993)
Borrowing costs	2	**(41,613,558)**	(65,938,436)	(73,938,016)
Profit from ordinary activities before income taxes	2	**54,245,964**	28,630,417	29,919,436
Income tax (expense)/ benefit	4	**94,693,314**	(9,571,851)	(9,733,810)
Profit from ordinary activities after income tax (expense)/benefit		**148,939,278**	19,058,566	20,185,626
Net profit		**148,939,278**	19,058,566	20,185,626
Net profit attributable to members of Minera Alumbrera Limited	19	**148,939,278**	19,058,566	20,185,626
Total revenues, expenses and valuation adjustments attributable to members of Minera Alumbrera Limited recognised directly in equity		**-**	-	-
Total changes in equity other than those resulting from transactions with owners as owners.	20	**148,939,278**	19,058,566	20,185,626

The above statements of financial performance should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2002

	Note	2002 US$	2001 US$
Current Assets			
Cash assets	5	**97,463,244**	58,419,709
Receivables	6	**90,471,676**	78,192,134
Inventories	7	**22,836,934**	35,782,774
Other	8	**3,761,171**	2,400,563
Total current assets		**214,533,025**	174,795,180
Non-current assets			
Receivables	9	**13,895,558**	18,474,622
Inventories	10	**148,719,625**	127,731,043
Mining property, plant and equipment	11	**948,859,377**	1,039,184,814
Deferred tax asset	4(d)	**69,255,910**	
Total non-current assets		**1,180,730,470**	1,185,390,479
Total assets		**1,395,263,495**	1,360,185,659
Current liabilities			
Payables	12	**36,062,275**	45,024,704
Interest bearing liabilities	13	**75,304,293**	95,304,293
Provisions	14	**248,879**	661,381
Total current liabilities		**111,615,447**	140,990,378
Non-current liabilities			
Payables	15	**351,539,491**	336,993,997
Interest bearing liabilities	16	**283,065,018**	358,369,312
Deferred tax liability	4(c)		25,437,404
Provisions	17	**11,354,169**	9,644,476
Total non-current liabilities		**645,958,678**	730,445,189
Total liabilities		**757,574,125**	871,435,567
Net assets		**637,689,370**	488,750,092
Equity			
Contributed equity	18	**435,812,000**	435,812,000
Retained profits	19	**201,877,370**	52,938,092
Total Equity	20	**637,689,370**	488,750,092

Approved by the directors:

"Charlie Sartain"
Charlie Sartain, Director

"John Rickus"
John Rickus, Director

The above statements of financial position should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 $US	2001 $US	2000 $US
Cash flows from operating activities				
Receipts from customers		**406,805,390**	374,533,070	406,581,100
Payments to suppliers and employees		**(199,479,014)**	(270,031,263)	(227,955,431)
Interest received		**1,125,690**	2,684,887	3,038,319
Interest and other costs of finance paid		**(34,920,430)**	(49,846,122)	(51,789,840)
Refundable IVA received/(paid)		**(8,967,080)**	32,007,080	2,293,525
Net cash inflow from operating activities	29	**164,564,556**	89,347,652	132,167,673
Cash flows from investing activities				
Mining property, plant and equipment				
- Proceeds from sales		**70,704**	1,125,838	16,106
- Payments for purchases		**(30,287,433)**	(17,963,863)	(25,920,272)
Repayments/ (Advances) to other entities				4,807,126
Net cash outflow from investing activities		**(30,216,729)**	(16,838,025)	(21,097,040)
Cash flows from financing activities				
Proceeds from borrowings				10,000,000
Repayment of borrowings		**(95,304,292)**	(75,304,295)	(75,304,295)
Net cash outflow from financing activities		**(95,304,292)**	(75,304,295)	(65,304,295)
Net increase (decrease) in cash held		**39,043,535**	(2,794,668)	45,766,338
Cash at the beginning of the financial year		**58,419,709**	61,214,377	15,448,039
Cash at the end of the financial year	5	**97,463,244**	58,419,709	61,214,377

The above statements of cash flows should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. Statement of Significant Accounting Policies

(a) Basis of Accounting

Minera Alumbrera Limited is a company limited by shares, domiciled in Antigua. The principal place of business is the Minera Alumbrera mine in Argentina. The principal activities of the company are mining, processing and marketing of copper and gold.

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views (collectively "Australian GAAP" or "A GAAP").

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. All amounts are stated in United States Dollars.

(b) Revenue Recognition

Sales are brought to account when the products pass from the physical control of the company pursuant to an enforceable contract, when selling prices are known or can be reasonably estimated and when the products are in a form that requires no further treatment by the company.

A significant portion of the company's concentrate sales are provisionally priced based on prices at the time of shipment. Actual settlement is generally based on average market prices for a specific future period. Provisionally priced sales are adjusted monthly to current spot prices. These adjustments, and adjustments arising on final settlements, are reflected in sales revenue.

(c) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

Borrowing costs include:

- Interest on bank overdrafts and short-term and long-term borrowings
- Amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(d) Cash

For purpose of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand, which are used in the company's cash management function on a day-to-day basis and are subject to an insignificant risk of changes in value, and the Senior Debt Reserve account.

(e) Receivables

Trade debtors are carried at amounts due and may be settled between 1 day and 6 months depending upon the contractual arrangements. The collectibility of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

Other debtors generally arise from transactions outside the usual operating activities of the company. Interest may be charged at commercial rates where terms of repayment exceed the allowed period.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. Statement of Significant Accounting Policies (cont'd)

(f) Inventories

All finished products and work in progress are valued, using absorption costing, at the average cost over the period of production or net realisable value, whichever is lower. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure. Costs are assigned mainly on the basis of weighted average costs.

Stores represent consumable supplies and maintenance spares and are valued at cost. These are reviewed regularly to ensure that obsolete items are provided for or written off as appropriate.

(g) Deferred Mining Expenses

Deferred mining expenditure represents overburden removed in advance based on the average stripping ratio. The amounts are deferred and charged to earnings on a units-of-production basis. No accrual is made in the financial statements where the actual stripping ratio to date is below the average for the life of mine.

(h) Mining Property Plant and Equipment

Non-current assets constructed by the company

The cost of non-current assets constructed by the company includes the cost of all materials used in construction, direct labour on the project, borrowing costs during construction and an appropriate proportion of variable and fixed overhead. Borrowing costs included in the cost of non-current assets are those costs that would have been avoided if the expenditure on construction of the assets had not been made.

Mine Properties

Mine properties represent the accumulation of all development expenditure including mineral reserves, rights and properties acquired for consideration in relation to areas of interest in which mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Mine properties (excluding land) are amortised over the estimated economic life of the mine using the units-of-production method. Changes in the estimated economic life of the mine is taken into account in determining amortisation from the beginning of the reporting period in which the change occurs.

Depreciation of Mine Buildings, Plant and Equipment

Depreciation is calculated by the straight line or units-of-production method over the expected economic life of each asset. Changes in the estimated economic lives of assets are taken into account in determining depreciation from the beginning of the reporting period in which the change occurs. The economic lives of the assets are reassessed in accordance with a continuous review programme.

The maximum expected remaining useful lives are as follows:	**Years**
• Mine buildings, plant and equipment	10
• Processing buildings, pipelines, port facilities plant and equipment	12

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. Statement of Significant Accounting Policies (cont'd)

(i) Recoverable amount of Non-Current Assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together (e.g. assets at a mine site), recoverable amount is determined on the basis of the relevant group of assets.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. The decrement in the carrying amount is recognised as an expense in the net profit or loss in the reporting period in which the recoverable amount write down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values.

(j) Trade and other creditors

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(k) Interest Bearing Liabilities

Loans are carried on the statement of financial position at their principal amount which represent the present value of future cash flows associated with servicing the debt. Interest expense is accrued at the contracted rate over the period it becomes due and included in other creditors. Interest expense for related parties is accrued at the contracted rate over the period it becomes due and included in interest bearing liabilities.

(l) Employee Entitlements

Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at reporting date at current pay rates in respect of employees' services up to that date.

(m) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred tax asset or the deferred tax liability accounts at the rates which are expected to apply when those timing differences reverse.

(n) Rehabilitation

Where conditions of title, or other rights to use property including rights to mine require that rehabilitation activities be carried out during the course of the use of the property, costs of such are brought to account as an expense at the time incurred. Where, due to current or previous activities, an obligation exists to carry out rehabilitation works in the future, provision is made for mine site rehabilitation and restoration on an incremental basis during the course of the remaining mine life (which includes the mine closure phase). These provisions, determined on an undiscounted basis, include costs associated with reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Uncertainty exists as to the amount of restoration obligations which will be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

Assumptions have been made as to the remaining life of existing sites based on studies conducted by independent and internal technical advisers. Such studies are conducted on an on-going basis.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. Statement of Significant Accounting Policies (cont'd)

(o) Foreign Currency Transactions

Foreign currency transactions are translated into US$ at exchange rates ruling at the dates of those transactions. At reporting date, foreign currency monetary items are translated into US$ at exchange rates ruling at that date. Exchange differences relating to monetary items are brought to account in the statement of financial performance in the period in which they arise.

(p) Tax - Impuesto Al Valor Agregado (IVA)

Revenues, expenses and assets are recognised net of the amount of Impuesto al Valor Agregado tax (IVA), except where the amount of IVA incurred is not recoverable from the Administracion Federal de Ingresos Publicos (AFIP). In these circumstances the IVA is recognised as a part of the cost of acquisition or as part of an item of the expense.

Receivables and payables are stated with the amount of IVA included. The net amount of IVA recoverable from, or payable to, the AFIP is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The IVA component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the AFIP are classified as operating cash flows.

(q) Derivative Financial Instruments

The company's activities expose it to changes in interest rates, foreign exchange rates and commodity prices. Derivative financial instruments are used to hedge these risks, however none of these financial instruments are recognised in the financial statements on inception. The company does not hold or issue financial instruments, including derivative financial instruments, for trading purposes.

Transactions entered into to hedge anticipated purchases or sales are accounted for as hedges of the anticipated purchases or sales when:

(i) At the inception of the hedge and during the term of the hedging instrument, it is expected that the hedge will be effective in reducing exposure to the risks intended to be hedged;

(ii) The hedging relationship is designated prospectively, specifically identifying the hedging instrument as well as the hedged anticipated purchases or sales with sufficient specificity so that when a purchase or sale occurs it is clear whether that transaction is or is not a hedged purchase or sale; and

(iii) It is probable that the anticipated purchases or sales will occur as designated.

Costs or gains arising at the time of entering into hedge transactions for anticipated purchases or sales are recognised as deferred exchange gains or losses on the statement of financial position for inclusion in the measurement of the specific purchase or sale transaction.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. Statement of Significant Accounting Policies (cont'd)

(q) Derivative Financial Instruments (cont'd)

Unrealised gains or losses on financial instruments used as hedges, including commodity contracts and interest rate swaps are measured at the reporting date by reference to movements in spot and forward market rates and prices since the date of the contract. Unrealised gains and losses on hedge transactions are not recognised in the financial statements until the anticipated purchase or sale occurs or the gain or loss is realised.

If a hedge instrument is terminated early and the hedged transaction is still expected to occur, any gains and losses which arose prior to termination are recognised as deferred hedging gains or losses in the statement of financial position for inclusion in the measurement of the hedged transaction. In those circumstances where a hedging instrument is terminated prior to maturity because the hedged transaction is no longer expected to occur, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

If a hedge instrument is redesignated as a hedge of another anticipated purchase or sale and the original transaction is still expected to occur, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge instrument is redesignated because the original purchase or sale transaction is no longer expected to occur, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of redesignation.

(r) Revision of Accounting Estimates

During the year ended 30 June 2000 the estimated ore reserves at the Minera Alumbrera mine site were reassessed from 632 mt to 460 mt. It is expected that the mine reserves will support a 15 year mine life from 1 July 1998. The net effect of the changes for the year ended 30 June 2000 was an increase in depreciation expense of US$12 million. Assuming the assets are held until the end of their useful lives, depreciation in future years in relation to the assets affected will be increased by on average, US$12 million per annum.

At the same time as the reassessment of mine life was made, a decision to alter the method of depreciation of certain assets at the mine from straight line to units-of-production was adopted.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

		2002 US$	2001 US$	2000 US$
2.	**Profit from ordinary activities**			
	Revenue from ordinary activities			
	Revenue from operating activities (note 2(a))	**518,201,825**	447,010,688	468,536,623
	Revenue from outside the operating activities (note 2(b))	**1,376,730**	4,043,591	4,158,822
		519,578,555	451,054,279	472,695,445
	Cost of sales (note 2(c))	**280,691,581**	252,922,225	193,278,870
	Other operating expenses (note 2(d))	**142,019,005**	101,453,202	174,755,447
	Borrowing costs (note 2(e))	**41,613,558**	65,938,436	73,938,016
	General and administration (note 2(f))	**35,343**	100,000	101,589
	Other expenses (note 2 (g))	**973,104**	2,009,999	702,087
		465,332,591	422,423,862	442,776,009
	Profit from ordinary activities before income tax	**54,245,964**	28,630,417	29,919,436
(a)	Revenue from operating activities			
	Sales of goods	**518,201,825**	447,010,688	468,536,623
		518,201,825	447,010,688	468,536,623
(b)	Revenue from outside the operating activities			
	Interest from short term deposits	**1,306,026**	2,283,429	3,374,150
	Proceeds on disposal of non-current assets	**70,704**	1,125,838	16,106
	Net exchange gains		634,324	118,424
	Other			650,142
		1,376,730	**4,043,591**	4,158,822
(c)	Cost of Sales			
	Operating expenses	**163,735,086**	183,078,301	121,948,793
	Amounts charged to provision for:			
	- Rehabilitation	**1,709,693**	2,805,501	2,771,493
	- Obsolete stores	**1,037,690**	4,681,029	911,505
	- Employee entitlements	**5,798,794**	3,062,565	2,924,813
	Depreciation/amortisation of:			
	- Mine properties	**13,627,217**	15,099,134	8,106,815
	- Mine buildings, plant and equipment	**112,861,439**	100,762,306	90,492,291
	(Increase)/decrease in products on hand	**(18,078,338)**	(56,566,611)	(33,876,840)
		280,691,581	252,922,225	193,278,870

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

	2. Profit from ordinary activities (cont'd)	**2002 US$**	**2001 US$**	**2000 US$**
(d)	Other operating expenses			
	Net exchange losses	**23,803,210**		
	Transport and handling	**31,799,147**	33,799,304	50,894,224
	Treatment charges	**77,790,404**	67,352,151	111,774,508
	Royalties	**8,626,244**	8,948,540	3,439,922
	Provision/(credit) for write down of inventories to NRV		(8,646,793)	8,646,793
		142,019,005	101,453,202	174,755,447
(e)	Borrowing costs			
	Related entities	**13,115,809**	23,460,982	26,330,004
	Other interest	**29,519,738**	42,967,543	54,843,926
		42,635,547	66,428,525	81,173,930
	Less amount capitalised	**(1,021,989)**	(490,089)	(7,235,914)
	Borrowing costs expensed	**41,613,558**	65,938,436	73,938,016
(f)	General and administration			
	Audit fees (note 24)	**35,343**	100,000	101,589
(g)	Other expenses			
	Carrying value of non-current assets disposed	**754,548**	1,147,186	176,149
	Other	**218,556**	862,813	525,938
		973,104	2,009,999	702,087
(h)	Net loss on disposal of assets			
	Proceeds from disposal	**70,704**	1,125,838	16,106
	Written down value of assets on disposal / obsolescence	**(754,548)**	(1,147,186)	(176,149)
		(683,844)	(21,348)	(160,043)
	Net loss on disposal of:			
	- Mine buildings, plant and equipment	**(683,844)**	(21,348)	(160,043)
(i)	Profit from ordinary activities before income tax expense includes the following specific expenses:			
	Depreciation			
	Mine building, plant and equipment	**112,861,439**	100,762,306	90,492,291
	Amortisation			
	Mine properties	**13,627,217**	15,099,134	8,106,815
	Stores provision	**1,037,690**	4,681,029	911,505
	Net expense resulting from deductions from the carrying amounts of assets	**127,526,346**	120,542,469	99,510,611

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

2. Profit from ordinary activities (cont'd)
(j) Financial impact of Argentine peso devaluation

In response to the political and economic instability in Argentina the government announced on 6 January 2002 the abandonment of the one to one peg of the Argentine peso to the US dollar.

Since inception the company has adopted the US dollar as its functional currency for financial statement purposes. However, due to local guidelines of Technical Resolutions of the Argentine Federation of Professional Councils of Economic Sciences, the Professional Council of Economic Sciences of the city of Buenos Aires and resolutions of the Corporation Control Authority (I.G.J.), the company is required to also prepare financial statements in local currency, and prepare a tax return and pay tax liabilities in local currency.

The removal of the one to one peg of the peso to the US dollar and the subsequent devaluation of the peso to 3.86 pesos to the US dollar at 30 June 2002 has created the following financial impacts on Minera Alumbrera:

1. Reduction in peso denominated operating costs

There has been an estimated reduction in consolidated operating expenses in the six months to June 2002 in the order of $20 million.

2. Revaluation of peso denominated monetary assets and liabilities

The revaluation of peso denominated monetary assets and liabilities has resulted in an exchange loss of $23.8 million

3. Taxation impacts

A net tax benefit of $95.9 million has been included in income tax (expense)/ benefit, comprising the following components:

- The peso equivalent of the US dollar project debt, shareholder debt and other balances is significantly increased due to the devaluation. This apparent currency loss in peso terms was substantially tax deductible in the 2002 financial year generating tax loss carryforwards of approximately $275.6 million, which are expected to be utilized over the next few years. A tax benefit of $119.5 million has been included in income tax (expense)/benefit.

- The peso value of tax depreciation is determined by the exchange rate at the time the fixed asset was acquired. Almost the entire fixed assets of the company were acquired at the one to one peg. The devaluation has therefore significantly reduced the US dollar value of future tax depreciation. This additional income tax liability of $194.5 million has not been recognised in the financial statements. Under current accounting standards, this loss will be recognised progressively over the remaining mine life. An income tax expense of $23.6 million has been included in income tax (expense)/benefit for the year ended 30 June 2002.

The net economic impact of these two changes is that the company will pay more tax over the life of the mine, however, this will ultimately depend on movements in exchange rates over that period and future earnings.

As stated above the company is required to prepare its tax returns in local currency whereas the tax effect accounting is undertaken in the functional currency. As a result of this an exchange gain arises on the remeasurement of income taxes into the functional currency. For the period to 30 June 2002 an exchange gain of US$22.2 million arose which has been included in the income tax (expense)/benefit for the year.

This disclosure has been prepared on the basis of exchange rates and Argentine tax legislation at 30 June 2002. The final quantum of all tax and related accounting impacts flowing from the devaluation depends on the exchange rates of the Argentine peso, and US$ at balance dates, any future changes in law and future earnings.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

2. Profit from ordinary activities (cont'd)

These changes do not fundamentally alter the carrying value of mining property, plant and equipment assets. There are positives and negatives associated with the devaluation; importantly the company benefits from reduced operating costs in US$ terms as a result of the devaluation. The company's fiscal stability regime in relation to tax rates under agreement with national and provincial governments applies for the life of the mine.

Argentina continues to experience severe economic difficulties. The operations of Minera Alumbrera may be affected in the foreseeable future by these conditions however the effects, if any, cannot be determined at the present time.

3. Dividends

No dividends were declared or paid in relation to the years ended 30 June 2002, 2001 and 2000.

	4. **Taxation**	**2002 US$**	**2001 US$**	**2000 US$**
(a)	The income tax (expense)/benefit for the year on operating profit consists of the following:			
	Income tax - current			
	Deferred tax liability	**6,844,324**	25,275,847	15,444,708
	Deferred tax asset	**87,848,990**	(34,847,698)	(25,178,518)
	Income tax (expense)/benefit	**94,693,314**	(9,571,851)	(9,733,810)
(b)	Prima facie income tax expense at 30%	**(16,273,789)**	(8,589,126)	(8,975,831)
	Difference between the prima facie income tax (expense) and the actual income tax (expense)/benefit shown in 4(a)	**110,967,103**	(982,725)	(757,979)
	This difference is attributable to the tax effect of the following permanent differences which (reduce)/ increase tax expense:			
	Exchange Differences on US$ Monetary Items	**119,472,884**		
	Exchange Differences on Peso Monetary Items	**(7,140,963)**		
	Non-deductible Depreciation	**(23,587,647)**	(950,080)	(757,979)
	Exchange gain on remeasurement into the functional currency	**22,222,829**		
	Prior year adjustments		(32,645)	
		110,967,103	(982,725)	(757,979)
(c)	Net deferred tax liability represents the effect of offsetting the deferred tax asset against the deferred tax liability as follows:			
	Deferred tax liability		25,437,404	
	Less deferred tax asset attributable to:			
	- tax losses			
	- other timing differences			
			25,437,404	

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

4. Taxation (cont'd)	**2002 US$**	**2001 US$**
(d) Net deferred tax asset represents the effect of offsetting the deferred tax asset against the deferred tax liability as follows:		
Deferred tax liability	**(41,425,384)**	
Less deferred tax asset attributable to:		
- tax losses	**82,670,768**	
- other timing differences	**28,010,526**	
	69,255,910	

(e) The benefit for tax losses will only be obtained if:

(i) the company derives future assessable income in the appropriate tax jurisdiction, of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

(ii) the company continues to comply with the conditions for deductibility imposed by tax legislation, and

(iii) no changes in tax legislation adversely affect the company in realising the benefit from deductions for the losses.

5. Current assets - Cash	**2002 US$**	**2001 US$**	**2000 $US**
Cash at bank and on hand	**16,469,579**	2,442,140	5,225,456
Short term deposits	**30,900,000**	14,600,000	4,400,000
Senior debt reserve account	**50,093,665**	41,377,569	51,588,921
	97,463,244	58,419,709	61,214,377
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cashflows as follows:			
Balance as above	**97,463,244**	58,419,709	61,214,377
Balances as per statement of cash flows	**97,463,244**	58,419,709	61,214,377

Minera Alumbrera maintains the Senior Debt Reserve Account as a segregated offshore trust account. This account must be funded in an amount equal to 50% of the aggregate principal, interest and fees in respect of Senior Debt scheduled to become due and payable on or prior to the next Senior Debt repayment date if the Debt Service Coverage Ratio is greater than or equal to 1.6:1. If the Debt Service Coverage Ratio is less than 1.6:1, the Senior Debt Reserve Account must be funded in an amount equal to 100% of the aggregate principle, interest and fees due on or before the next Senior Debt repayment date.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

6. Current assets - Receivables	2002 US$	2001 US$
Trade debtors	**73,234,451**	39 131 539
Other debtors	**17,237,225**	39 060 595
	90,471,676	78 192 134

7. Current assets - Inventories	2002 US$	2001 US$
Work-in-progress		
at cost	**4,652,023**	8,367,801
Finished goods		
at cost	**3,447,796**	2,642,262
Total Products	**8,099,819**	11,010,063
Stores at cost	**17,626,283**	29,046,703
Less provision for obsolescence	**(2,889,168)**	(4,273,992)
Total Stores	**14,737,115**	24,772,711
	22,836,934	35,782,774
Aggregate carrying amount of Inventories		
Current	**22,836,934**	35, 782,774
Non-current (note 10)	**148,719,625**	127,731,043
	171,556,559	163,513,817

8. Current assets - Other	2002 US$	2001 US$
Prepayments	**3,761,171**	2,400,563
	3,761,171	2,400,563

9. Non-current assets - Receivables	2002 US$	2001 US$
Other debtors	**13,895,558**	18,474,622
	13,895,558	18,474,622

10. Non-current assets - Inventories	2002 US$	2001 US$
Work-in-progress		
at cost	**148,719,625**	127,731,043
	148,719,625	127,731,043

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

11.	**Non-current assets - Mining property, plant and equipment**	**2002 US$**	**2001 US$**
	Mine properties (note 11(a))	**91,118,179**	104,745,395
	Mine buildings, plant and equipment (note 11(b))	**857,741,198**	934,439,419
		948,859,377	1,039,184,814
(a)	Mine properties		
	At cost	**136,325,908**	136,325,907
	Less accumulated amortisation	**(45,207,729)**	(31,580,512)
	Net book value	**91,118,179**	104,745,395
(b)	Mine buildings, plant and equipment		
	At cost	**1,228,670,076**	1,194,356,085
	Less accumulated depreciation	**(370,928,878)**	(259,916,666)
	Net book value	**857,741,198**	934,439,419

Reconciliations	**Mining Property**	**Mine buildings, plant & equipment**	**Total**
2002	**US$**	**US$**	**US$**
Carrying amount at 30 June 2001	104,745,395	934,439,419	1,039,184,814
Additions	-	36,917,766	36,917,766
Disposals	-	(754,548)	(754,548)
Depreciation / amortisation	(13,627,216)	(112,861,439)	(126,488,655)
Carrying amount at 30 June 2002	91,118,179	857,741,198	948,859,377
2001			
Carrying amount at 30 June 2000	119,798,673	1,018,266,118	1,138,064,791
Additions	709,120	17,419,529	18,128,649
Disposals	(663,264)	(483,922)	(1,147,186)
Depreciation / amortisation	(15,099,134)	(100,762,306)	(115,861,440)
Carrying amount at 30 June 2001	104,745,395	934,439,419	1,039,184,814

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

12. Current liabilities - Payables

	2002 US$	2001 US$
Trade accounts payable	**25,873,835**	21,209,530
Amounts owing to related entities (note 26)	**355,055**	4,106,487
Deferred hedging gains	**3,298,456**	2,225,871
Other creditors	**6,534,929**	17,482,816
	36,062,275	45,024,704

13. Current liabilities - Interest bearing liabilities

	2002 US$	2001 US$
Loans from financial institutions	**75,304,293**	95,304,293
	75,304,293	95,304,293

The Common Security Agreement between MAA Argentine Branch, Mount Isa Pacific Ltd, Musto Exploration (Bermuda) Limited (IMZ), North Finance Ltd., RAL (Barbados) Inc., ABN Ambro Bank N.V., Australia and New Zealand Banking Group Ltd, Canadian Imperial Bank of Commerce, Citibank N.A (Agent for the Bank Lenders), Dresdner Bank A.G., Kreditanstalt Fur Wiederaufbau, Export-Import Bank of the United States and Bankers Trust Co. as Trustee was signed on 26 February 1997 for a total amount of US$670,000,000 (US$75,304,293 current liability and US$283,065,018 non-current liability outstanding at 30 June 2002). This contract includes pledges, mortgages, assignment of rights of all the contracts, awards, permits, etc. for the total value of the mine. Negative pledges are also in place under the Common Security Agreement which include limitations covering indebtedness and the provision of liens.

There are no debt service cover ratio tests in relation to the senior debt other than in relation to the amount to be maintained in the Senior Debt Reserve Account referred to in Note 4. The lenders of the senior debt benefit from political risk insurance.

14. Current liabilities - Provisions

	2002 US$	2001 US$
Employee entitlements	**248,879**	661,381
	248,879	661,381
Employee numbers		
Number of employees at the end of the financial year	**862**	795

15. Non-current liabilities - Payables

	2002 US$	2001 US$
Amounts owing to related entities (note 26)	**77,969,399**	64,114,453
Loans from related entities (note 26)	**268,464,181**	268,464,181
Other creditors	**5,105,911**	4,415,363
	351,539,491	336,993,997

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

16. Non-current liabilities - Interest bearing liabilities

	2002 US$	2001 US$
Loans from financial institutions	**283,065,018**	358,369,312
	283,065,018	358,369,312

For summary of loan arrangements refer to Note 13.

17. Non-current liabilities - Provisions

	2002 US$	2001 US$
Rehabilitation	**11,354,169**	9,644,476
	11,354,169	9,644,476

18. Contributed equity

	Number of shares	2002 US$	2001 US$	2000 US$
IMZ Common shares of US$1.00 each	**92,901,000**	**92,901,000**	92,901,000	92,901,000
M.I.M. Common shares of US$1.00 each	**92,901,000**	**92,901,000**	92,901,000	92,901,000
IMZ Preference shares of US$0.01 each	**1,000,000**	**10,000**	10,000	10,000
M.I.M. Preference shares of US$250.00 each	**1,000,000**	**250,000,000**	250,000,000	250,000,000
	187,802,000	**435,812,000**	435,812,000	435,812,000

IMZ and M.I.M. common shares entitle the holder to:
(i) vote on the basis of one vote per share at all meetings of the company except meetings at which only holders of a specified class of shares are entitled to vote,
(ii) receive, subject to the prior rights of the holders of another class of shares, any dividend declared by the company on an equal and rateable basis
(iii) receive, subject to the prior rights of the holders of another class of shares, the remaining property of the company on the liquidation, dissolution or winding up of the company, whether voluntary or involuntary, on an equal and rateable basis; and
(iv) to exclusively nominate and elect two (2) directors of the company by written instrument or at a meeting of shareholders.

In addition, the MIM common shares entitle the holder to designate the Chairman of the Board of Directors of the company.

Related companies are identified in note 26 to the accounts.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

18. Contributed equity (cont'd)

The holders of the IMZ and M.I.M preference shares are not entitled to vote at general meetings unless otherwise required by law. The holders shall have the right to receive cumulative preferential cash dividends equal to US$12.50 per preferred share in each financial year before any payment of dividends on the common shares.

The company may redeem at any time the preference shares equally and rateably for a price equal to US$250 per share together with all accrued and unpaid dividends, whether declared or not, to the date of redemption. The company may purchase for cancellation any preferred shares by private contract or tender or otherwise at such price or prices as may be accepted by the directors provided the MIM and IMZ preference shares are purchased equally and rateably on a share for share basis. On liquidation, dissolution or winding up of the company, the holders of preference shares shall be entitled to receive equally and rateably an amount equal to the redemption amount prior to any return of capital or distribution to the common share holders.

19. Retained profits

	2002 US$	2001 US$	2000 US$
Retained profits at the beginning of the financial year	**52,938,092**	33,879,526	13,693,900
Net profit attributable to members of Minera Alumbrera Limited	**148,939,278**	19,058,566	20,185,626
Retained profits at the end of the financial year	**201,877,370**	52,938,092	33,879,526

20. Equity

	2002 US$	2001 US$	2000 US$
Total equity at the beginning of the financial year	**488,750,092**	469,691,526	449,505,900
Total changes in equity recognised in the statement of financial performance	**148,939,278**	19,058,566	20,185,626
Total equity at the end of the financial year	**637,689,370**	488,750,092	469,691,526

21. Contingent liabilities

Minera Alumbrera Limited is contingently liable for commitments and performance guarantees and claims arising in the ordinary course of business in respect of which it is not practicable to isolate or determine the amounts thereof.

The Catamarcan Mining Judge has been given two bonds of indemnity and the Direccion de Mineria one bond of indemnity each for an unspecified amount. These relate to the granting to Minera Alumbrera of the mine infrastructure and water easements in Catamarca and that part of the pipeline easement in Tucuman. They state that Minera Alumbrera will pay compensation to Landowners whose properties are effected by the mine infrastructure, water and concentrate pipeline easements when those owners have been identified and valid title is demonstrated.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial instruments

The management of financial risk, arising from the activities of Minera Alumbrera in its normal course of business, is an essential element of Minera Alumbrera's overall management strategy.

Minera Alumbrera seeks to reduce the impact of the volatile international commodity and financial markets in which it operates through prudent risk management strategies. The objective of managing financial risk is to achieve a balance between creating certainty of future cashflows and participating in beneficial market movements. The management of financial risk is undertaken within a comprehensive framework of policies, procedures and controls relating to interest rate, foreign exchange, commodity price, credit and liquidity risk.

As a consequence of managing financial risk Minera Alumbrera is party to derivative financial instruments. These financial instruments are used in the normal course of business to hedge exposure to fluctuations in interest and foreign exchange rates and changes in commodity prices. Minera Alumbrera does not undertake speculative trading.

(a) Interest rate risk

Minera Alumbrera has borrowings outstanding which are subject to fixed or variable interest rates. Major exposures are to US interest rates, and the majority of interest rate hedging outstanding relates to US$ debt.

Hedging activities are conducted to reduce adverse impacts from interest rate movements on Minera Alumbrera's profit and net cashflows. Where derivative financial instruments are used to hedge interest rate risk their terms are intended to match the maturity profile of the underlying debt.

Minera Alumbrera has used swaps to hedge its exposure to interest rates within board approved limits. Maturities of swap contracts are principally up to 2 years (2001: up to 3 years), with six monthly settlements of the net interest receivable/payable.

Minera Alumbrera's exposure to interest rate risk and the effective weighted average interest rate of financial assets and liabilities are set out below:

2002	**Variable Interest Rate (US$m)**	**Fixed interest maturing in: Less than one year (US$m)**	**One to five years (US$m)**	**More than five years (US$m)**	**Non-Interest Bearing (US$m)**	**Total (US$m)**
Financial assets						
Cash - US$	**97.5**					**97.5**
Debtors						
• External					**104.4**	**104.4**
Total financial assets	**97.5**				**104.4**	**201.9**
Weighted average interest rate	**1.8%**					

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial instruments (cont'd)

	Variable Interest Rate (US$m)	Fixed interest maturing in: Less than one year (US$m)	One to five years (US$m)	More than five years (US$m)	Non-Interest Bearing (US$m)	Total (US$m)
Financial liabilities						
Unsecured						
Loans from related parties - US$	(268.5)					(268.5)
Secured						
Project debt - US$	(280.4)	(13.0)	(64.9)			(358.3)
Creditors						
Relating to hedging contracts					(3.3)	(3.3)
External					(37.5)	(37.5)
Related parties					(78.3)	(78.3)
Total *financial liabilities*	(548.9)	(13.0)	(64.9)		(119.1)	(745.9)
Interest rate swaps (notional principal amount)	150.0	(100.0)	(50.0)			
Net interest rate profile	(301.4)	(113.0)	(114.9)		(14.7)	(544.0)
Weighted average interest rate	3.6%	6.7%	6.8%			

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial instruments (cont'd)

2001	Variable Interest Rate (US$m)	Fixed interest maturing in: Less than one year (US$m)	One to five years (US$m)	More than five years (US$m)	Non-Interest Bearing (US$m)	Total (US$m)
Financial assets						
Cash - US$	58.4					58.4
Debtors						
External					96.7	96.7
Total financial assets	58.4				96.7	155.1
Weighted average interest rate	3.6%					
Financial liabilities						
Unsecured						
Loans from related entities -US$	(268.5)					(268.5)
Secured						
Project debt - US$	(362.7)	(13.0)	(52.0)	(26.0)		(453.7)
Creditors						
Relating to hedging contracts					(2.2)	(2.2)
External					(111.3)	(111.3)
Total financial liabilities	(631.2)	(13.0)	(52.0)	(26.0)	(113.5)	(835.7)
Interest rate swaps (notional principal amount)	190.0	(40.0)	(150.0)			
Net interest rate profile	(382.8)	(53.0)	(202.0)	(26.0)	(16.8)	(680.6)
Weighted average interest rate	6.5%	6.9%	6.5%	7.8%		

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial instruments (cont'd)

(b) Foreign exchange risk

Minera Alumbrera is exposed to foreign exchange risk on unhedged receivables and payables. The US dollar equivalent (calculated at year end exchange rates) of unhedged receivables and payables denominated in foreign currencies at reporting date are set out below:

Current	**2002 (US$M)**	**2001 (US$M)**
Argentine peso amounts receivable	**19.5**	44.5
Argentine peso amounts payable	**10.6**	6.5

The Argentine peso amounts receivable as at 30 June 2002 substantially consists of Impuesto Al Valor. Agregado (IVA) of US$14.5 million and loans receivable from provincial government bodies of US$2.1 million in relation to infrastructure development initially solely funded by Minera Alumbrera. The company has been experiencing delays in the receipt of IVA claims, particularly since the devaluation in early 2002. The company is currently negotiating the recovery of the infrastructure loans. No provision has been made for the non-recovery of these balances.

(c) Commodity price risk

Minera Alumbrera enters into forward contracts to hedge commodity prices on a proportion of contracted and expected future sales transactions in order to protect expected sales revenues against volatility of commodity prices. The objective is to achieve a balance between creating certainty of future cash flows and participating in beneficial commodity price movements. The expected future sales are forecast in light of current commodity market conditions, commitments from customers and expected mine production and sales.

The average price and quantity by maturity for precious metals contracts outstanding at the reporting date are set out in the table below.

The commodities hedged by Minera Alumbrera are normally sold direct to customers on an average price basis. As a consequence, it is sometimes necessary to purchase the commodities on an average basis using a financial instrument when commodity price hedging is undertaken.

As at 30 June 2002 the entity had the following hedge positions against commodity exposures:

2002	**US$ Forward Sale of Gold**	
Maturity	**Amount Ounces**	**US$/ounce**
2002/03	145 000	350
2003/04	100 000	354
2004/05	50 000	354

For comparison, the following gold hedge positions were in place at 30 June 2001:

2001	**US$ Forward Sale of Gold**	
Maturity	**Amount Ounces**	**US$/ounce**
2001/02	217 967	339
2002/03	145 000	350
2003/04	100 000	354
2004/05	50 000	354

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial Instruments (cont'd)

(d) Credit risk

Minera Alumbrera is exposed to credit risk from the possibility of counterparties failing to perform their obligations.

(i) Financial assets and liabilities

The credit risk exposure on financial assets which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Credit risk due to debtor exposure is minimised by requiring debtors to meet minimum internal credit requirements. This risk is further minimised by undertaking transactions with a large number of counterparties in various countries. Credit risk due to financial intermediary exposure is minimised by only dealing with intermediaries who have an acceptable credit rating as determined by a recognised rating agency.

Minera Alumbrera is not materially exposed to any individual overseas country, customer or financial intermediary.

(ii) Derivative financial instruments

Credit risk exposure on derivative contracts is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings as determined by a recognised rating agency.

The maximum credit risk exposure on interest rate swap contracts is limited to the present value of the expected future cashflows to be received from counterparties on contracts that are favourable to Minera Alumbrera. The amount of the exposure at reporting date is a loss of $3.6 million (2001: loss of $0.4 million).

The maximum credit risk exposure on commodity contracts is the difference between the current market prices at reporting date and the contracted prices which are in Minera Alumbrera's favour. The amount of the exposure at reporting date is $8.9 million (2001: $35.3 million).

(e) Net fair values of financial assets and liabilities

(i) Valuation of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities approximates their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cashflows by the current interest rates for assets and liabilities with similar risk profiles. The fair values and carrying amounts of fixed rate instruments as at reporting date are presented in the table below. The net fair values of all other current and non-current financial assets and liabilities as at the reporting date are not materially different to their carrying amounts.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial Instruments (cont'd)

	Carrying amount 2002 (US$M)	Net fair value 2002 (US$M)	Carrying amount 2001 (US$M)	Net fair value 2001 (US$M)
Fixed rate US$ project debt	44.1	47.1	46.1	47.5

None of the classes of financial assets and liabilities are readily traded on organised markets.

(e) Net fair values of financial assets and liabilities

(ii) Valuation of derivative financial instruments

The net fair value for interest rate swap contracts is taken to be the present value of the expected future cash flows as at reporting date.

The net fair value for foreign exchange forward and option contracts is taken to be the unrealised gain or loss recognised at reporting date calculated by reference to the current market rates for contracts with similar maturity profiles.

The net fair value for commodity contracts is taken to be the unrealised gain or loss recognised at reporting date calculated by reference to the current market prices for contracts with similar maturity profiles.

Recognised and unrecognised financial instruments

The net fair values of financial instruments as at reporting date are:

Interest rate swaps		Recognised 2002 (US$)	Unrecognised 2002 (US$)	Recognised 2001 (US$)	Unrecognised 2001 (US$)
Deferred hedging gains	Current				
	Non-current				
Deferred hedging (losses)	Current		**(1,032,297)**		(281,333)
	Non-current		**(2,593,510)**		(180,640)
Deferred hedging gains/(losses)	Current		**(1,032,297)**		(281,333)
	Non-current		**(2,593,510)**		(180,640)
Total			**(3,625,807)**		(461,973)

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

22. Financial Instruments (cont'd)
Commodity contracts

		2002 (US$) Recognised	2002 (US$) Unrecognised	2001 (US$) Recognised	2001 (US$) Unrecognised
Deferred hedging gains	Current		**4,032,273**		16,473,781
	Non-current		**3,642,400**		18,930,186
Deferred hedging (losses)	Current				
	Non-current				
Deferred hedging gains/(losses)	Current		**4,032,273**		16,473,781
	Non-current		**3,642,400**		18,930,186
Total			**7,674,673**		35,403,967

23. Commitments for Expenditure

	2002 US$	2001 US$	2000 US$
Capital expenditure contracted for			
Due not later than one year	**9,068,346**	3,779,068	11,498,808
	9,068,346	3,779,068	11,498,808

24. Remuneration of Auditors

	2002 US$	2001 US$	2000 US$
Audit of the financial statements	**35,343**	100,000	101,589
Other services	**32,257**	190,081	-
	67,600	290,081	101,589

25. Remuneration of Directors

	2002 US$	2001 US$	2000 US$
(a) Aggregate of income paid or due and payable, to all directors of the company from the company or from any related entities in connection with the management of the companies affairs	**0**	0	0

(b) Number of directors whose remuneration was within the following bands:

US$	2002	2001	2000
0 - 9,999	**7**	10	9

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

25. Remuneration of Directors (cont'd)

(c) The directors who have held office during the year are:

V. P. Gauci (resigned 10 September 2001), R.Miller (as from 11 September 2001), M.G. Menzies, M.S. Parrett (resigned 30 November 2001), I. Ashby (as from 30 November 2001), J.K. Mclean (resigned 3 July 2001), J. Rickus (as from 3 July 2001).

Alternates:
J. Rickus (for J.K. Mclean up to 3 July 2001), G. D. Mascall (for M. S. Parrett up to 23 August 2001), I. Ashby (for M. S. Parrett as from 23 August 2001 til 30 November 2001), D. M. O'Toole (for R. Miller as from 26 September 2001 and alternate for M. G. Menzies during the whole year), C Ulloa (for I. Ashby as from 21 February 2002).

	2002 (US$)	2001 (US$)
26. Related Parties		
(a) Loans		
No loans were made or were outstanding during the financial year to directors of Minera Alumbrera.		
No loans were made or were outstanding to executives of Minera Alumbrera		
(b) Loans from related entities		
Current (note 12)		
Amounts owing to related entities	**355,055**	4,106,487
Non-Current (note 15)		
Amounts owing to related entities	**77,969,399**	64,114,453
Loans from related entities	**268,464,181**	268,464,181
	346,788,635	336,685,121

Amounts owing to related parties consist of advances made to the company by its shareholders. Interest is payable on any outstanding principal and interest at a rate of LIBOR plus 2%. In the event of the company defaulting on repayment of the amount owing, payment is deemed to be an equity contribution to the company, with the shareholders receiving common shares to the extent of the unpaid amount. Repayment of advances is unsecured and subordinated to all senior debt obligations.

(c) Transactions with related entities

During the financial year, the Minera Alumbrera Limited (MAA) received US$55,018 (2001: US$543,711; 2000: US$nil) from related entities and made payments of US$2,806,211 (2001: US$1,110,922 2000: US$1,093,726) to related entities in relation to administration and technical services provided.

During the financial year, MAA accrued interest of US$14,638,274 (2001: US$21,737,746; 2000: US$26,921,316) to related entities, pursuant to the terms of the Shareholder Services Agreement between MAA, MIM Holdings Limited, Rio Tinto and BHP Billiton.

During the financial year, MAA made no purchases of goods from related entities on normal commercial terms and conditions (2001: nil; 2000: US$423,960).

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

26. Related Parties cont.

Until April 2002 MIM and IMZ had provided a guarantee in respect of IVA tax and guarantees for certain infrastructure in relation to the Minera Alumbrera Project for US$38.6 million (2001: US$90.8 million).

MIM and IMZ has indemnified the bank that has provided a letter of credit on behalf of a controlled entity for US$1 million (2001: US$15 million) to cover cash shortfalls in project financing reserve accounts on certain dates.

MIM and IMZ has undertaken to render continuing financial support to Minera Alumbrera in order that they are able to meet their liabilities as and when they fall due.

(d) Controlling entities

Minera Alumbrera (MAA) is owned 50% by Mount Isa Pacific Pty Ltd and 50% by Musto Explorations (Bermuda) Limited (Musto). Mount Isa Pacific Pty Ltd is ultimately owned by MIM Holdings Limited (MIM) and Musto is owned 50% by Rio Tinto plc and 50% by BHP-Billiton plc. MIM is considered the ultimate holding company and consolidates MAA results into MIM accounts.

27. Employee Entitlements	2002 (US$)	2001 (US$)
(a) Aggregate employee entitlements		
Current	248,879	661,381
	248,879	661,381

(b) Superannuation

The company contributes on behalf of employees to state and private superannuation funds which are responsible for meeting the full superannuation entitlement. Therefore, apart from any unpaid contributions, the company has no superannuation liability.

28. Segment Reporting

Geographical segments
All physical assets of Minera Alumbrera are located at the mine in Argentina. Segments are divided according to sales made to geographic areas.

Business segments

Minera Alumbrera operates in only one business segment being the production and sale of Copper / Gold concentrate.

Segment accounting policy

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill net of related provisions. Segment assets and liabilities do not include income taxes.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

28. Segment Reporting (cont'd)
2002 – Primary reporting – Geographic segments (US$M)

	Japan	Asia	Europe	South America (excluding Argentina)	North America	Argentina	Unallocated	Total
External sales	106.2	109.4	267.3	16.8	18.5			518.2
Other revenue						1.4		1.4
Total revenue	106.2	109.4	267.3	16.8	18.5	1.4		519.6
Segment assets						1326.0	69.3	1395.3
Segment liabilities						757.6		757.6
Acquisitions of property, plant and equipment, intangibles and other non-current assets						36.9		36.9
Depreciation and amortisation expense						126.5		126.5

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – 30 JUNE 2002

28. Segment Reporting (cont'd)
2001 – Primary reporting – Geographic segments (US$M)

	Japan	Asia	Europe	South America (excluding Argentina)	North America	Argentina	Unallocated	Total
External sales	135.9	85.4	155.1	7.2	63.4			447.0
Other revenue						4.0		4.0
Total revenue	135.9	85.4	155.1	7.2	63.4	4.0		451.0
Segment assets						1360.1		1360.1
Segment liabilities						846.0	25.4	871.4
Acquisitions of property, plant and equipment, intangibles and other non-current assets						18.1		18.1
Depreciation and amortisation expense						115.9		115.9

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

28. Segment Reporting (cont'd)
2000 - Primary reporting - Geographic segments (US$M)

	Japan	Asia	Europe	South America (excluding Argentina)	North America	Argentina	Unallocated	Total
External sales	91.5	95.2	184.8	32.4	64.6			468.5
Other revenue						4.2		4.2
Total revenue	91.5	95.2	184.8	32.4	64.6	4.2		472.7
Segment assets						1413.8	34.8	1448.6
Segment liabilities						928.2	50.7	978.9
Acquisitions of property, plant and equipment, intangibles and other non-current assets						23.1		23.1
Depreciation and amortisation expense						98.6		98.6

29. **Reconciliation of profit from ordinary activities to net cash provided/(used) by operating activities**	**2002 US$**	**2001 US$**	**2000 US$**
Profit from ordinary activities after income tax	**148,939,278**	19,058,566	20,185,626
Depreciation and amortisation	**126,488,656**	115,861,440	98,599,106
Loss on sale of plant and equipment	**683,844**	21,348	160,043
Unrealised exchange (gains)/losses	**34,908,508**	(634,324)	(118,424)
Changes in assets and liabilities			
(Increase) / decrease in trade debtors	**(34,102,912)**	(4,482,281)	5,045,530
(Increase) / decrease in other debtors	**(11,366,051)**	(108,152)	25,974,227
(Increase)/ decrease in stores	**5,758,714**	2,503,257	3,827,938
(Increase) / decrease in inventories	**(18,078,338)**	(65,213,403)	(25,230,047)
(Increase)/decrease in prepayments	**(1,360,608)**	(1,701,231)	2,558,924
Increase/ (decrease) in deferred income tax	**(94,693,314)**	9,571,851	25,178,518
Increase/ (decrease) in trade creditors	**2,991,726**	(11,067,521)	(10,644,001)
Increase/ (decrease) in other creditors	**(8,719,067)**	3,378,452	(28,155,374)
Increase/ (decrease) in amounts owing to related entities	**10,103,514**	20,354,398	27,718,011
Increase/ (decrease) in deferred hedging gains	**1,072,585**	(678,805)	(15,444,708)
Increase/ (decrease) in provision for rehabilitation	**1,709,693**	2,805,501	2,771,493
Increase/ (decrease) in provision for employee entitlements	**228,328**	(321,444)	(259,189)
Net cash inflows from operating activities	**164,564,556**	89,347,652	132,167,673

30. US GAAP reconciliation

Minera Alumbrera Limited prepares its consolidated financial statements in accordance with generally accepted accounting principles in Australia ("A GAAP"). A GAAP differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"), as they relate to the company. These differences and the effect of the adjustments necessary to present Minera Alumbrera Limited's consolidated net profit attributable to common shareholders, shareholders' equity and cash flows in accordance with US GAAP as at 30 June 2002 and 2001 and for the years ended 30 June 2002, 2001 and 2000, are detailed below.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

(i) Net profit attributable to members		Year ended 30 June	
	2002 US$	2001 US$	2000 US$
Net profit in accordance with A GAAP	**148,939,278**	19,058,566	20,185,626
US GAAP adjustments:			
Preoperating expenses	**10,174,063**	8,077,323	9,868,017
Revenue recognition, impact on revenues	**(24,152,291)**	(137,820)	12,439,628
Revenue recognition, impact on cost of sales	**10,359,796**	(55,500)	(9,647,343)
Bill-and-hold transactions, impact on revenues	**5,752,227**	(2,030,716)	(3,721,511)
Bill-and-hold transactions, impact on cost of sales	**(4,250,600)**	1,837,280	2,413,320
Allocation of overhead costs to inventory	**(1,428,493)**	(4,782,309)	(3,730,129)
Debt issuance costs	**571,476**	6,322,180	(5,027,466)
Effective interest method	**154,237**	(571,925)	(432,023)
Capitalisation of interest	**3,182,527**	2,427,978	1,994,156
Provision to reduce inventory to net realisable value	**-**	(8,646,793)	8,646,793
Mark to market of derivative instruments	**(22,205,758)**	25,780,855	-
Change in depletion method	**1,538,545**	1,127,550	1,063,799
Deferred income taxes	**6,091,281**	(8,804,431)	(4,160,172)
Total US GAAP adjustments to net profit	**(14,212,990)**	20,543,672	9,707,069
Net profit (loss) in accordance with US GAAP before cumulative effect of a change in accounting principle and dividends payable on preference shares	**134,726,288**	39,602,238	29,892,695
Cumulative effect of a change in depletion method, net of tax	**-**	-	(10,831,342)
Net profit (loss) in accordance with US GAAP before dividends payable on preference shares	**134,726,288**	39,602,238	19,061,353
Dividends payable on preference shares	**(25,000,000)**	(25,000,000)	(25,000,000)
Net profit (loss) attributable to common shareholders	**109,726,288**	14,602,238	(5,938,647)

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

(ii) Shareholders' equity

	As at 30 June	
	2002 US$	**2001 US$**
Shareholders' equity in accordance with A GAAP	**637,689,370**	488,750,092
US GAAP adjustments:		
Preoperating expenses	**(80,183,257)**	(90,357,320)
Revenue recognition	**(19,331,138)**	(5,538,643)
Bill-and-hold transactions	**-**	(1,501,627)
Allocation of overhead costs to inventory	**(14,212,356)**	(12,783,863)
Debt issuance costs	**(9,149,365)**	(9,720,841)
Effective interest method	**(5,280,497)**	(5,434,734)
Capitalisation of interest	**(22,711,469)**	(25,893,996)
	8,577,152	38,261,045
Mark to market of derivative instruments		
Change in depletion method	**(11,743,451)**	(13,281,996)
Deferred income taxes	**46,210,315**	37,875,593
Preference shares, including cumulative unpaid dividends	**(438,120,000)**	(413,120,000)
Total US GAAP adjustments to shareholders' equity	**(545,944,066)**	(501,496,382)
Shareholders' equity in accordance with US GAAP	**91,745,304**	(12,746,290)

(iii) Changes in US GAAP shareholders' equity

	Year ended 30 June		
	2002 US$	**2001 US$**	**2000 US$**
Shareholders' equity at the beginning of the year	**(12,746,290)**	(36,084,661)	(30,146,014)
Net profit attributable to common shareholders	**109,726,288**	14,602,238	(5,938,647)
Other comprehensive income:			
SFAS 133 transition asset, net of tax	**-**	22,089,136	-
Current period movement in transition asset, net of tax	**(5,234,694)**	(13,353,003)	-
Total comprehensive income	**104,491,594**	23,338,371	(5,938,647)
Shareholders' equity at the end of the year	**91,745,304**	(12,746,290)	(36,084,661)

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

Preoperating expenses

The company has capitalised operating costs incurred prior to the commencement of plant operations as part of mining property, plant and equipment.

Under US GAAP, the capitalisation of operating costs incurred prior to the commencement of plant operations or start up costs is not permitted. The reconciliations include adjustments to reverse the asset recognised under A GAAP and to reverse the amortisation expense recognised each period.

Revenue recognition

The company recognises revenue for sales based on contractual terms, which is typically upon crossing the ship's rail when the risk and rewards of ownership transfer.

Under US GAAP, SAB 101 "Revenue Recognition in Financial Statements" revenue cannot be recognised until both legal title and the risks and rewards of ownership have been transferred. For certain of the company's sales, title does not transfer until certain documentation is provided to the customer and payment is received. Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognised under A GAAP for which title did not transfer at period end; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

In addition, included in revenues from ordinary activities are revenues from outside the operating activities of US$1.4 million, US$4.0 million and US$4.2 million for the years ended 30 June 2002, 2001 and 2000, respectively, that for US GAAP purposes would be recognised outside of revenues as other income.

Bill and hold transactions

The company recognised revenue for the sale of concentrate which was maintained in storage in accordance with contractual terms. The contracts provide that title and the risk and rewards of ownership transfer upon receipt of payment and the signing of a warehouse certificate certifying that the copper concentrate was being held in the port warehouse at irrevocable disposal of the buyer, both of which occurred prior to the end of the fiscal year. Delivery of the concentrate occurred after year end.

For revenue to be recognised when physical delivery has not occurred under US GAAP, the following criteria must be met:

1. The risks of ownership must have passed to the buyer;

2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;

3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis;

4. There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry);

5. The seller must not have retained any specific performance obligations such that the earning process is not complete;

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

Bill and hold transactions (cont'd)

6. The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders; and

7. The product must be complete and ready for shipment.

The transactions did not meet all of the above criteria. Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognised under A GAAP; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

Allocation of overhead costs to inventory

The company uses absorption costing, including the allocation of variable and fixed overhead costs, to value inventory.

Under US GAAP, inventory cost is broadly defined to mean acquisition and production cost, and is the sum of expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

The reconciliations include adjustments to reverse certain overhead costs recorded in long term inventory that do not meet the above definition.

Debt Issuance Costs

The company capitalised as part of debt issuance costs premiums paid for political risk insurance on the borrowings and certain legal costs incurred to modify the loan security agreement.

Under US GAAP, capitalisation of these costs would not be permitted.

The reconciliations include adjustments to reverse the amounts capitalised and to reverse the related amortisation expense.

Effective Interest Method

The company amortizes debt issuance costs on a straight line basis over the term of the respective borrowings.

Under US GAAP, debt issuance costs are amortised over the term of the debt using the effective interest method.

The reconciliations include adjustments to reverse the accounting under A GAAP and to record the amortisation expense using the effective interest method.

Capitalisation of Interest

The company capitalised interest costs as part of mining property, plant and equipment through the period when the plant achieved 80% of capacity (February 1998), which was deemed the date of commencement.

Under US GAAP, interest costs may be capitalised up to the date the qualifying assets are ready for their intended use. Project commissioning and the processing of ore from the mine commenced in August 1997.

The reconciliations include adjustments to reverse the interest costs capitalised between August 1997 and February 1998 and to reverse the related depletion expense.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

Provision to Reduce Inventory to Net Realisable Value

The company recognised a reserve in fiscal year 2000 to reduce the carrying value of long term inventory to net realisable value. The reserve was reversed in fiscal year 2001.

As described above, the company allocates certain overhead costs to long term inventory under A GAAP which are not capitalisable under US GAAP. As a result, the US GAAP carrying value of long-term inventory is less than the carrying value of the long term inventory under A GAAP by the amount of such overhead cost capitalisation. Due to such lower carrying value, the reserve to reduce long term inventory to net realisable value was not required under US GAAP.

The reconciliations include adjustments to remove the impacts of the reserve recognised in fiscal year 2000 and the subsequent reversal of the reserve in fiscal year 2001.

Mark to market of derivative instruments

The company enters into United States dollar denominated floating lease rate gold forward sales contracts to hedge against adverse movements in commodity prices. Under A GAAP, gains and losses on derivative contracts effective as hedges of anticipated purchases and sales are deferred and recognised concurrently with the purchase or sale transaction.

In addition, the company enters into interest rate swaps to hedge against movements in interest rates and to minimize the volatility of the company's profit and net cash flows arising from changes in interest rates. The terms of the interest rate swaps are intended to match the maturity profile of the underlying debt. Under A GAAP, the company recognises in interest expense the net impact of the interest rate swap receivables/payables.

Through 30 June 2000, the above accounting was consistent with US GAAP. Effective 1 July 2000, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, for US GAAP purposes. SFAS No. 133 requires derivative instruments to be recorded at their fair value as either an asset or liability in the statement of financial position. Gains or losses on derivatives which qualify and are effective as cash flow hedges are accumulated in equity as other comprehensive income and are recognised in earnings when the hedged transactions occur. Gains or losses on non-qualifying derivatives are recognised in earnings immediately. Gains or losses on fair value hedges and on the underlying item being hedged are also recorded in earnings.

The company has not met the restrictive documentation, designation and effectiveness assessments required by SFAS 133. As a result, the derivative instruments used to hedge the anticipated transactions and interest rate swaps are marked to market through earnings.

In accordance with the transition provisions of SFAS No. 133, the company recorded a net-of-tax cumulative-effect gain of $29.1 million in other comprehensive income as of 1 July 2000. Subsequent movements in the fair value of the derivative contracts are recognised in earnings. The transition adjustment is reclassified from shareholders' equity to earnings as the designated purchases and sales transactions and interest payments to which the derivative contracts relate occur.

Taxation

Except for the impact of the tax assets and liabilities resulting from the temporary (timing) differences generated by the A GAAP to US GAAP differences, there are no significant differences in accounting for income taxes between A GAAP and US GAAP, as they relate to the company.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

Change in depletion method

During fiscal year 2000, the company changed its depletion method for mine property, plant and equipment from the straight-line method to the units of production method. Under A GAAP this change has been accounted for prospectively.

Under US GAAP, a change in depletion method on existing assets is accounted for as a change in accounting principle. A change in accounting principle is accounted for by recognizing in earnings the cumulative effect of the change in principle as of the beginning of the year. The cumulative effect is determined as the difference between the depletion of the assets using the straight-line method and depletion of the assets using the units of production method, as if the units of production method was used from the beginning.

The reconciliations include adjustments to reflect the cumulative effect of the change in depletion method and to reflect the impact of the change on subsequent depletion expense recognised under A GAAP.

Preference shares

The company has issued preference shares to its two ordinary shareholders that are redeemable at the option of the company. The company may redeem the preference shares by a unanimous vote of the directors. All of the directors are appointed by the company's ordinary shareholders.

Under A GAAP, the preference shares have been classified as a component of shareholders' equity because the issuer does not have a present obligation to transfer assets to the preference shareholder.

Under US GAAP, EITF Topic D-98 provides that if the preference shareholders control the votes of the directors through direct representation or other rights the preference shares are redeemable at the option of the holder and classification outside of equity is required. In the case of the company, the preference shareholders control the directors through their ordinary shares. US GAAP requires that the preference shares be recorded at fair value upon issue and accreted to their redemption value when redemption is probable. The accretion in value is recorded in the statement of financial performance in determining net income available to common shareholders. Dividends, whether declared or not, on redeemable preference shares are recognised in a similar manner.

The reconciliations include adjustments to remove the preference shares from shareholders' equity, to recognise the liability for unpaid dividends and to recognise dividends in determining net income available to common shareholders.

Statement of cash flows

Under both Australian and US GAAP, a statement of cash flows is presented, which discloses cash flows from operating, investing and financing activities. Under US GAAP, balances maintained in the Senior Debt Reserve Account are restricted from use. Accordingly, for US GAAP purposes these amounts are classified as investing activities and are not reflected as a component of the cash position.

Presented below is cash and summarised cash flow information in accordance with US GAAP as of and for the years ended 30 June 2002, 2001 and 2000.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

30. US GAAP reconciliation (cont'd)

Cash flows in accordance with US GAAP

	Year ended 30 June		
	2002 US$	2001 US$	2000 US$
Cash flows from operating activities	**164,564,556**	89,347,652	132,167,673
Cash flows used in investing activities	**(38,932,825)**	(6,626,673)	(72,685,961)
Cash flows used in financing activities	**(95,304,292)**	(75,304,295)	(65,304,295)
Net increase (decrease) in cash	**30,327,439**	7,416,684	(5,822,583)
Opening cash	**17,042,140**	9,625,456	15,448,039
Closing cash	**47,369,579**	17,042,140	9,625,456
As reported cash position in accordance with A GAAP	**97,463,244**	58,419,709	61,214,377
US GAAP adjustment			
Senior debt reserve account	**(50,093,665)**	(41,377,569)	(51,588,921)
Cash position in accordance with US GAAP	**47,369,579**	17,042,140	9,625,456

Reconciliation with Canadian GAAP

Generally accepted accounting principles in the United States differ from generally accepted accounting principles in Canada ("Canadian GAAP"), as they relate to the company. The principle differences relate to the accounting for preoperating expenses, capitalization of interest, derivative instruments, cumulative effect of a change in depletion method and the preference shares. The US GAAP accounting for these items is set out above. Canadian GAAP is similar to Australian GAAP in accounting for preoperating expenses, capitalization of interest, derivative instruments, cumulative effect of a change in depletion method and the preference shares. Under Canadian GAAP these items are accounted for as follows:

- preoperating expenses are capitalised and amortised over the period of benefit;
- interest capitalisation ceases when the assets are ready for productive use;
- hedging gains and losses on derivative instruments designated and effective as hedges are deferred and recognised when the anticipated transaction occur;
- changes in amortisation or depletion methods are accounted for as changes in estimates; and
- the preference shares are classified as shareholders' equity.

In reconciling US GAAP to Canadian GAAP, the adjustments made relating to these items are reversed, including the related tax effect. Shareholders' equity in accordance with Canadian GAAP as at 30 June 2002 and 2001 was $604,108,021 and $464,264,296, respectively. Net profit attributable to common shareholders in accordance with Canadian GAAP for the years ended 30 June 2002, 2001 and 2000 was $139,843,724, $13,412,644 and $20,844,514, respectively.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 30 JUNE 2002

31. Adjustments to previously issued financial statements

These accounts include adjustments as compared to the financial statements previously issued by the company as of and for the year ended 30 June 2002. The adjustments correct the duplicate recording of trade debtors and hedging gains and losses on sales including the tax effect. The effect of these adjustments are as follows:

	2002 US$
Net profit/(loss)	
-As reported	**154,370,455**
-As restated	**148,939,278**
Total shareholders' equity	
-As reported	**643,120,547**
-As restated	**637,689,370**

32. Events occurring after reporting date

At the date of this report, there were no events occurring after reporting date which would significantly affect the operations of the company, the results of those operations or the state of affairs of the company, in subsequent financial years except as noted below.

On 21 February 2003, Wheaton River Minerals Ltd (WRM), a Canadian listed company and Rio Tinto plc signed an agreement, subject to closing and financial conditions, for the sale of Peak Gold Mines Pty Ltd and Rio Tinto plc's 25% stake in the Bajo de la Alumbrera mine in Argentina to WRM for a combined US$210 million.

These events have had no financial effect on the financial statements of the company.

MINERA ALUMBRERA LIMITED

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages G-1 to G-40:

(a) comply with Accounting Standards and other mandatory professional reporting requirements in Australia ("accounting principles generally accepted in Australia"); and
(b) give a true and fair view of the company's financial position as at 30 June 2002 and 30 June 2001 and of its performance, as represented by the results of its operations and its cash flows, for each of the three years in the period ended 30 June 2002.

In the directors' opinion:

(a) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

"Charles Sartain"
Director

"John Rickus"
Director

___28___ February 2003

MINERA ALUMBRERA LIMITED
REPORT OF INDEPENDENT ACCOUNTANTS

To the members of Minera Alumbrera Limited

In our opinion, the financial statements, set out on pages G-1 to G-40 present fairly, in all material respects, the financial position of Minera Alumbrera Limited (the "Company") as at 30 June 2002 and 30 2001, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2002 in conformity with Accounting Standards and other mandatory professional reporting requirements in Australia, ("accounting principles generally accepted in Australia").

These financial statements are the responsibility of the directors of the Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Australia and Canada which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in note 31, the Company restated its financial statements as at and for the year ended 30 June 2002. The previous report of independent accountants dated 24 October 2002 has been withdrawn and the financial statements have been revised as indicated in note 31.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the Company's net profit expressed in United States Dollars for each of the three years in the period ended 30 June 2002 and the determination of the Company's equity and financial position also expressed in United States Dollars as at 30 June 2002 and 2001 to the extent summarised in Note 30 to the financial statements.

Inherent Uncertainty Regarding Argentina

Without qualification to the opinion expressed above, attention is drawn to the following matter:

Argentina is experiencing severe economic difficulties including a significant currency devaluation. The operations of the Company may be affected in the foreseeable future by these conditions however the effects, if any, cannot be determined at the present time.

Comment to Readers in Canada

In Canada, reporting standards do not allow for the addition of an emphasis of matter paragraph (following the opinion paragraph) that draws attention to a a significant uncertainty such as described in the paragraph entitled Inherent Uncertainty Regarding Argentina. Under Canadian reporting standards, the paragraph entitled Inherent Uncertainty Regarding Argentina would not be included in the Report of Independent Accountants.

PricewaterhouseCoopers
Chartered Accountants

Robert Hubbard
Partner
Brisbane, Australia
24 October 2002, except for notes 30, 31 and 32 for which the date is 28 February 2003.

MINERA ALUMBRERA LIMITED
(Incorporated in Antigua and Barbuda)

UNAUDITED INTERIM FINANCIAL STATEMENTS

9 MONTHS TO 31 MARCH 2003

CONTENTS | **Page No.**

MINERA ALUMBRERA LIMITED
STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE INTERIM PERIOD ENDED 31 MARCH 2003

	9 months to March 2003 US$ (Unaudited)	9 months to March 2002 US$ (Unaudited)
Revenue from ordinary activities	**386,257,744**	379,566,945
Expenses from ordinary activities excluding borrowing costs	**(277,437,248)**	(313,934,147)
Borrowing costs	**(19,560,599)**	(34,096,328)
Profit from ordinary activities before income taxes	**89,259,897**	31,536,470
Income (tax expense)/benefit	**(62,858,729)**	80,723,234
Profit from ordinary activities after income taxes	**26,401,168**	112,259,704
Net profit	**26,401,168**	112,259,704
Net profit attributable to members of Minera Alumbrera Limited	**26,401,168**	112,259,704
Total revenues, expenses and valuation adjustments attributable to members of Minera Alumbrera Limited recognised directly in equity	-	-
Total changes in equity other than those resulting from transactions with owners as owners.	**26,401,168**	112,259,704

The above statements of financial performance should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
STATEMENTS OF FINANCIAL POSITION AS AT 31 MARCH 2003

	March 2003 US$ (Unaudited)	June 2002 US$
Current Assets		
Cash assets	**139,087,424**	97,463,244
Receivables	**110,937,223**	90,471,676
Inventories	**25,234,273**	22,836,934
Other	**3,063,591**	3,761,171
Total current assets	**278,322,511**	214,533,025
Non-current assets		
Receivables	**13,970,447**	13,895,558
Inventories	**155,973,626**	148,719,625
Mining property, plant and equipment	**874,771,083**	948,859,377
Deferred tax asset	**6,397,181**	69,255,910
Other financial assets	**166,319**	-
Total non-current assets	**1,051,278,656**	1,180,730,470
Total assets	**1,329,601,167**	1,395,263,495
Current liabilities		
Payables	**45,805,343**	36,062,275
Interest bearing liabilities	**75,304,293**	75,304,293
Provisions	**381,596**	248,879
Total current liabilities	**121,491,232**	111,615,447
Non-current liabilities		
Payables	**343,787,999**	351,539,491
Interest bearing liabilities	**187,420,701**	283,065,018
Provisions	**12,810,695**	11,354,169
Total non-current liabilities	**544,019,395**	645,958,678
Total liabilities	**665,510,627**	757,574,125
Net assets	**664,090,540**	637,689,370
Equity		
Contributed equity	**435,812,000**	435,812,000
Retained profits	**228,278,540**	201,877,370
Total Equity	**664,090,540**	637,689,370

The above statements of financial position should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
STATEMENTS OF CASH FLOWS
FOR THE INTERIM PERIOD ENDED 31 MARCH 2003

	9 months to March 2003 US$ (Unaudited)	9 months to March 2002 US$ (Unaudited)
Cash flows from operating activities		
Receipts from customers	**328,417,639**	256,860,394
Payments to suppliers and employees	**(140,098,785)**	(137,847,550)
Interest received	**1,244,468**	2,295,239
Interest and other costs of finance paid	**(10,354,432)**	(28,155,241)
Refundable IVA received/(paid)	**(20,986,102)**	22,029,280
Net cash inflow from operating activities	**158,222,788**	115,182,122
Cash flows from investing activities		
Mining property, plant and equipment		
- Proceeds from sales		41,684
- Payments for purchases	**(20,954,291)**	(35,352,309)
Net cash outflow from investing activities	**(20,954,291)**	(35,310,625)
Cash flows from financing activities		
Repayment of borrowings	**(95,644,317)**	(57,652,147)
Net cash outflow from financing activities	**(95,644,317)**	(57,652,147)
Net increase (decrease) in cash held	**41,624,180**	22,219,350
Cash at the beginning of the financial period	**97,463,244**	58,419,709
Cash at the end of the financial period	**139,087,424**	80,639,059

The above statements of cash flows should be read in conjunction with the accompanying notes.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

1. *Statement of Significant Accounting Policies*

This general purpose financial report for the interim nine month reporting period ended 31 March 2003 has been prepared in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting,* other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and other authoritative pronouncements of the Australian Accounting Standards Board (collectively "Australian GAAP" or "A GAAP").

This interim financial report is unaudited and does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2002.

In management's opinion the interim report includes all normal recurring adjustments necessary to fairly present the results of operations of the Issuer as at 31 March 2003 and for the nine month periods ended 31 March 2003 and 2002. Interim results may not be indicative of the results for the full year.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. All amounts are expressed in United States Dollars.

Minera Alumbrera (MAA) is owned 50% by Mount Isa Pacific Pty Ltd and 50% by Musto Explorations (Bermuda) Limited (Musto). Mount Isa Pacific Pty Ltd is ultimately owned by MIM Holdings Limited (MIM) and Musto is owned 50% by Wheaton River Minerals Ltd and 50% by BHP-Billiton plc (2002: 50% Rio Tinto plc and 50% BHP-Billion plc). Wheaton River Mineral Ltd acquired a 50% share in Musto from Rio Tinto plc on 18 March 2003. MIM is considered the ultimate controlling entity and consolidates MAA results into MIM accounts.

2. Profit from ordinary activities

	9 months to March 2003 US$ (Unaudited)	9 months to March 2002 US$ (Unaudited)
Revenue from ordinary activities		
Revenue from operating activities	**382,407,729**	379,297,381
Revenue from outside the operating activities	**3,850,015**	269,564
	386,257,744	379,566,945
Cost of sales	**191,004,777**	215,952,509
Other operating expenses	**82,652,230**	97,797,037
Borrowing costs	**19,560,599**	34,096,328
General and administration	**76,605**	61,248
Other expenses	**3,703,636**	123,353
	296,997,847	348,030,475
Profit from ordinary activities before income tax	**89,259,897**	31,536,470

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

2. Profit from ordinary activities (cont'd)

Financial impact of Argentine peso devaluation

In response to the political and economic instability in Argentina the government announced on 6 January 2002 the abandonment of the one to one peg of the Argentine peso to the US dollar.

Since inception the company has adopted the US dollar as its functional currency for financial statement purposes. However, due to local guidelines of Technical Resolutions of the Argentine Federation of Professional Councils of Economic Sciences, the Professional Council of Economic Sciences of the city of Buenos Aires and resolutions of the Corporation Control Authority (I.G.J.), the company is required to also prepare financial statements in local currency, and prepare a tax return and pay tax liabilities in local currency.

The removal of the one to one peg of the peso to the US dollar in January 2002 and the subsequent devaluation of the peso to 3.025 pesos to the US dollar at 31 March 2002, 3.86 pesos to the US dollar at 30 June 2002 and to 2.9725 pesos to the US dollar at 31 March 2003 has created the following tax impact on Minera Alumbrera:

	9 months to March 2003 US$ (Unaudited)
Income tax expense	(62,858,729)
Prima facie income tax expense @ 30%	(26,777,969)
Difference between prima facie income tax expense and the actual income tax expense	(36,080,760)
This difference is attributable to the tax effect of the following items which reduce/(increase) income tax (expense)/revenue:	
Exchange gains on US$ monetary items (a)	(33,829,793)
Exchange gain on Argentine peso monetary items	477,753
Depreciation (b)	(16,294,583)
Exchange loss on remeasurement into the functional currency (c)	(8,789,550)
Revaluation of Argentine tax losses brought forward	22,355,413
	(36,080,760)

(a) The peso equivalent of the Minera Alumbrera US dollar project debt, shareholder debt and other balances has significantly increased due to the devaluation, giving rise to peso currency exchange losses. For the Argentine tax year ended 30 June 2002 and for the nine months ended 31 March 2002, these losses gave rise to a tax benefit of $119.5 million and $108.8 million, respectively. For the nine months ended 31 March 2003, the peso has strengthened from 3.86 pesos to the US dollar to 2.9725 pesos to the US dollar, resulting in peso currency exchange gains and giving rise to a tax liability of $33.9 million.

(b) The peso value of tax depreciation is determined by the exchange rate at the time the fixed asset was acquired. Almost the entire fixed assets of the company were acquired at the one to one peg. The devaluation has therefore significantly reduced the US dollar value of future tax depreciation. Under current accounting standards this loss will be recognised progressively over the remaining mine life. For the nine months ended 31 March 2003 and 2002 this loss amounted to $16.2 million and $21.2 million, respectively.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

2. Profit from ordinary activities (continued)

(c) As stated above the company is required to prepare its tax returns in local currency whereas the tax effect accounting is undertaken in the functional currency. As a result of this an exchange loss arises on the remeasurement of income taxes into the functional currency. For the nine months ended 31 March 2003 and 2002 an exchange loss of $8.9 million and $15.1 million, respectively, arose which has been included in the income tax (expense)/benefit for the period.

During the nine months ended 31 March 2003 and 2002, the Issuer utilised approximately $296.3 million (2002:nil), in carry forward tax losses.

This disclosure has been prepared on the basis of exchange rates and Argentine tax legislation at 31 March 2003. The final quantum of all tax and related accounting impacts flowing from the devaluation depends on the exchange rates of the Argentine peso, and US dollar at balance dates, any future changes in law and future earnings.

These changes do not fundamentally alter the carrying value of mining property, plant and equipment assets. There are positives and negatives associated with the devaluation; importantly the company benefits from reduced operating costs in US dollar terms as a result of the devaluation. The company's fiscal stability regime under agreement with national and provincial governments applies for the life of the mine.

Argentina continues to experience severe economic difficulties. The operations of Minera Alumbrera may be affected in the foreseeable future by these conditions however the effects, if any, cannot be determined at the present time.

3. Dividends paid

No dividends were declared or paid in relation to the interim periods for the nine months ended 31 March 2003 and 31 March 2002.

4. Contingent liabilities

Minera Alumbrera Limited ("MAA") is contingently liable for commitments and performance guarantees and claims arising in the ordinary course of business in respect of which it is not practicable to isolate or determine the amounts thereof.

These include:

The Catamarcan Mining Judge has been given two bonds of indemnity and the Direccion de Mineria one bond of indemnity each for an unspecified amount. These relate to the granting to MAA of the mine infrastructure and water easements in Catamarca and that part of the pipeline easement in Tucuman. They state that MAA will pay compensation to Landowners whose properties are effected by the mine infrastructure, water and concentrate pipeline easements when those owners have been identified and valid title is demonstrated.

Bank Guarantee to DGI (Argentine Tax Authority) for VAT Reimbursement (28-02-02). These letters of credit (US$38 501 169) expired in April 2002.

5. Events occurring after reporting date

At the date of this report, there were no events occurring after reporting date which would significantly affect the operations of the company, the results of those operations or the state of affairs of the company, in subsequent financial years except as noted below.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

On 26 March 2003, Wheaton River Minerals Ltd (WRM), a Canadian listed company and owner of a 25% interest in Minera Alumbrera, and BHP Billiton announced an agreement, subject to closing and financial conditions, for the sale of BHP Billiton's 25% interest in Minera Alumbrera to WRM.

These events have had no financial effect on the financial statements of the company.

6. Segment Reporting

Geographic segments

All physical assets of Minera Alumbrera are located at the mine in Argentina. Segments are divided according to sales made to geographic areas.

Business segment

Minera Alumbrera operates in only one business segment being the production and sale of Copper/Gold concentrate.

Segment accounting policy

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property plant and equipment and goodwill net of related provisions. Segment assets and liabilities do not include income taxes.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – 31 MARCH 2003

6. **Segment Reporting (cont'd)**
31 March 2003 – Primary reporting – geographic segments ($M)
(Unaudited)

	Japan	Asia	Europe	South America (excl Argentina)	North America	Argentina	Unallocated	Total
External sales	80.4	106.7	175.7	9.5	10.1			382.4
Other revenue						3.9		3.9
Total revenue	80.4	106.7	175.7	9.5	10.1	3.9		386.3
Segment assets						1323.2	6.4	1329.6
Segment liabilities						665.5		665.5
Acquisitions of property, plant and equipment, intangibles and other non-current assets						21.0		21.0
Depreciation and amortisation expense						92.6		92.6

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – 31 MARCH 2003

6. Segment Reporting (cont'd)
31 March 2002 – Primary reporting – geographic segments ($M)
(Unaudited)

	Japan	Asia	Europe	South America (excl Argentina)	North America	Argentina	Unallocated	Total
External sales	75.4	78.1	198.3	9.4	18.1			379.3
Other revenue						0.3		0.3
Total revenue	75.4	78.1	198.3	9.4	18.1	0.3		379.6
Segment assets						1332.8	54.3	1387.1
Segment liabilities						783.8		783.8
Acquisitions of property, plant and equipment, intangibles and other non-current assets						35.3		35.3
Depreciation and amortisation expense						101.4		101.4

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation

Minera Alumbrera Limited prepares its consolidated financial statements in accordance with generally accepted accounting principles in Australia ("A GAAP"). A GAAP differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"), as they relate to the company. These differences and the effect of the adjustments necessary to present Minera Alumbrera Limited's consolidated net profit attributable to common shareholders, shareholders' equity and cash flows in accordance with US GAAP as at 31 March 2003 and for the nine months ended 31 March 2003 and 2002, are detailed below.

(i) Net profit attributable to members

	Nine months ended 31 March	
	2003 US$ (Unaudited)	**2002 US$ (Unaudited)**
Net profit in accordance with Australian GAAP	**26,401,168**	112,259,704
Preoperating expenses	**6,626,912**	7,657,495
Revenue recognition, impact on revenues	**9,837,645**	(24,017,981)
Revenue recognition, impact on cost of sales	**(2,069,094)**	11,775,564
Bill-and-hold transactions, impact on revenues	**-**	5,752,227
Bill-and-hold transactions, impact on cost of sales	**-**	(4,250,600)
Allocation of overhead costs to inventory	**(885,962)**	(648,938)
Debt issuance costs	**3,948,669**	1,612,279
Effective interest method	**(1,800,717)**	115,677
Capitalization of interest	**1,944,731**	2,253,647
Mark to market of derivative instruments	**(1,588,651)**	(16,356,501)
Change in depletion method	**978,563**	1,120,456
Change in rehabilitation method	**567,609**	
Deferred income taxes	**(5,267,911)**	4,496,002
Total US GAAP adjustments to net profit	**12,291,794**	(10,490,672)
Net profit (loss) in accordance with US GAAP before cumulative effect of a change in accounting principle	**38,692,962**	101,769,031
Cumulative effect of a change in rehabilitation method, net of tax	**4,297,057**	-
Net profit (loss) in accordance with US GAAP	**42,990,019**	101,769,031

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd)

(ii) Shareholders' equity

	Nine months ended 31 March 2003 US$ (Unaudited)	Year ended 30 June 2002 US$
Shareholders' equity in accordance with Australian GAAP	**664,090,540**	637,689,370
US GAAP adjustments		
Preoperating expenses	**(73,556,345)**	(80,183,257)
Revenue recognition	**(11,562,586)**	(19,331,138)
Allocation of overhead costs to inventory	**(15,098,318)**	(14,212,356)
Debt issuance costs	**(5,200,696)**	(9,149,365)
Effective interest method	**(7,081,215)**	(5,280,497)
Capitalization of interest	**(20,766,738)**	(22,711,469)
Mark to market of derivative instruments	**3,428,656**	8,577,152
Change in depletion method	**(10,764,890)**	(11,743,451)
Change in rehabilitation method	**6,706,263**	-
Deferred income taxes	**40,168,760**	46,210,315
Preference shares, including cumulative unpaid dividends	**(438,120,000)**	(438,120,000)
Total US GAAP adjustments to shareholders' equity	**(531,847,110)**	(545,944,066)
Shareholders' equity in accordance with US GAAP	**132,243,431**	91,745,304

(iii) Changes in US GAAP shareholders' equity

	Nine months ended 31 March 2003 US$ (Unaudited)	Nine months ended 31 March 2002 US$ (Unaudited)	Year ended 30 June 2002 US$
Shareholders' equity at the beginning of the period	**91,745,304**	(12,746,290)	(12,746,290)
Net profit attributable to common shareholders	**42,990,019**	101,769,031	109,726,288
Other comprehensive income:			
Current period movement in transition asset	**(2,491,892)**	(4,175,412)	(5,234,694)
Total comprehensive income	**40,498,127**	97,593,620	104,491,594
Shareholders' equity at the end of the period	**132,243,431**	84,847,329	91,745,304

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd)

Preoperating expenses

The company has capitalised operating costs incurred prior to the commencement of plant operations as part of mining property, plant and equipment.

Under US GAAP, the capitalization of operating costs incurred prior to the commencement of plant operations or start up costs is not permitted. The reconciliations include adjustments to reverse the asset recognised under Australian GAAP and to reverse the amortisation expense recognised each period.

Revenue recognition

The company recognises revenue for sales based on contractual terms, which is typically upon crossing the ship's rail when the risk and rewards of ownership transfer.

Under US GAAP, SAB 101 "Revenue Recognition in Financial Statements" revenue cannot be recognised until both legal title and the risks and rewards of ownership have been transferred. For certain of the company's sales, title does not transfer until certain documentation is provided to the customer and payment is received. Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognised under Australian GAAP for which title did not transfer at period end; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

In addition, included in revenues from ordinary activities are revenues from outside the operating activities of US$3.9 million and US$0.3 million for the nine months ended 31 March 2003 and 2002, respectively, that for US GAAP purposes would be recognised outside of revenues as other income.

Bill and Hold Transactions

The company recognised revenue in fiscal year 2001 for the sale of concentrate which was maintained in storage in accordance with contractual terms. The contracts provide that title and the risk and rewards of ownership transfer upon receipt of payment and the signing of a warehouse certificate certifying that the copper concentrate was being held in the port warehouse at irrevocable disposal of the buyer, both of which occurred prior to the end of the fiscal year. Delivery of the concentrate occurred after year end.

For revenue to be recognised when physical delivery has not occurred under US GAAP, the following criteria must be met:

1. The risks of ownership must have passed to the buyer;

2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;

3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis;

4. There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry);

5. The seller must not have retained any specific performance obligations such that the earning process is not complete;

6. The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders; and

7. The product must be complete and ready for shipment.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd)

The transactions did not meet all of the above criteria. Accordingly, the reconciliations include adjustments to recognise the sale in fiscal year 2002.

Allocation of Overhead Costs to Inventory

The company uses absorption costing, including the allocation of variable and fixed overhead costs, to value inventory.

Under US GAAP, inventory cost is broadly defined to mean acquisition and production cost, and is the sum of expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

The reconciliations include adjustments to reverse certain overhead costs recorded in long term inventory that do not meet the above definition.

Debt Issuance Costs

The company capitalised as part of debt issuance costs premiums paid for political risk insurance on the borrowings and certain legal costs incurred to modify the loan security agreement.

Under US GAAP, capitalization of these costs would not be permitted.

The reconciliations include adjustments to reverse the amounts capitalised and to reverse the related amortization expense.

Effective Interest Method

The company amortizes debt issuance costs on a straight line basis over the term of the respective borrowings.

Under US GAAP, debt issuance costs are amortised over the term of the debt using the effective interest method.

The reconciliations include adjustments to reverse the accounting under A GAAP and to record the amortization expense using the effective interest method.

Capitalisation of Interest

The company capitalised interest costs as part of mining property, plant and equipment through the period when the plant achieved 80% of capacity (February 1998), which was deemed the date of commencement.

Under US GAAP, interest costs may be capitalised up to the date the qualifying assets are ready for their intended use. Project commissioning and the processing of ore from the mine commenced in August 1997.

The reconciliations include adjustments to reverse the interest costs capitalised between August 1997 and February 1998 and to reverse the related depletion expense.

Mark to Market of Derivative Instruments

The company enters into United States dollar denominated floating lease rate gold forward sales contracts to hedge against adverse movements in commodity prices. Under A GAAP, gains and losses on derivative contracts effective as hedges of anticipated purchases and sales are deferred and recognised concurrently with the purchase or sale transaction.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd)

In addition, the company enters into interest rate swaps to hedge against movements in interest rates and to minimize the volatility of the company's profit and net cash flows arising from changes in interest rates. The terms of the interest rate swaps are intended to match the maturity profile of the underlying debt. Under A GAAP, the company recognizes in interest expense the net impact of the interest rate swap receivables/payables.

Through 30 June 2000, the above accounting was consistent with US GAAP. Effective 1 July 2000, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, for US GAAP purposes. SFAS No. 133 requires derivative instruments to be recorded at their fair value as either an asset or liability in the statement of financial position. Gains or losses on derivatives which qualify and are effective as cash flow hedges are accumulated in equity as other comprehensive income and are recognised in earnings when the hedged transactions occur. Gains or losses on non-qualifying derivatives are recognised in earnings immediately. Gains or losses on fair value hedges and on the underlying item being hedged are also recorded in earnings.

The Issuer has not met the restrictive documentation, designation and effectiveness assessments required by SFAS 133. As a result, the derivative instruments used to hedge the anticipated transactions and interest rate swaps are marked to market through earnings.

In accordance with the transition provisions of SFAS No. 133, the company recorded a net-of-tax cumulative-effect gain of $31.6 million in other comprehensive income as of 1 July 2000. Subsequent movements in the fair value of the derivative contracts are recognised in earnings. The transition adjustment is reclassified from shareholders' equity to earnings as the designated purchases and sales transactions and interest payments to which the derivative contracts relate occur.

Rehabilitation

The company recognizes a provision for rehabilitation, restoration and close down costs associated with the restoration of mine property, plant and equipment. The provision is accumulated through a units of production charge to earnings over the life of the mine.

Through 30 June 2002, the company's accounting for rehabilitation, restoration and close down costs was consistent with US GAAP. Effective 1 July 2002, the company adopted the provisions of SFAS 143 "Accounting for Asset Retirement Obligations" ("SFAS 143") for US GAAP purposes. SFAS 143 requires that obligations associated with the retirement of a long-lived asset be recorded as a liability when those obligations are incurred with the amount of the liability initially measured at fair value. In the absence of quoted market prices the present value of estimated expected future cash flows is to be used. Upon initially recognizing a liability for an asset retirement obligation a corresponding increase in the carrying value of the asset is recognised. The adoption of SFAS 143, is recognised as a cumulative effect adjustment.

The reconciliations include adjustments to reflect the adoption of SFAS 143 as of 1 July 2002 and the subsequent accounting under SFAS 143.

Change in depletion method

During fiscal year 2000, the company changed its depletion method for mine property, plant and equipment from the straight-line method to the units of production method. Under A GAAP this change has been accounted for prospectively.

Under US GAAP, a change in depletion method on existing assets is accounted for as a change in accounting principle. A change in accounting principle is accounted for by recognizing in earnings the cumulative effect of the change in principle as of the beginning of the year. The cumulative effect is determined as the difference between the depletion of the assets using the straight-line method and depletion of the assets using the units of production method, as if the units of production method was used from the beginning.

The reconciliations include adjustments to reflect the cumulative effect of the change in depletion method and to reflect the impact of the change on subsequent depletion expense recognised under Australian GAAP.

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd)

TAXATION

Except for the impact of the tax assets and liabilities resulting from the temporary (timing) differences generated by the Australian GAAP to US GAAP differences, there are no significant differences in accounting for income taxes between Australian GAAP and US GAAP, as they relate to the company.

Preference Shares

The company has issued preference shares to its two ordinary shareholders that are redeemable at the option of the company. The company may redeem the preference shares by a unanimous vote of the directors. All of the directors are appointed by the company's ordinary shareholders.

Under Australian GAAP, the preference shares have been classified as a component of shareholders' equity because the issuer does not have a present obligation to transfer assets to the preference shareholder.

Under US GAAP, EITF Topic D-98 provides that if the preference shareholders control the votes of the directors through direct representation or other rights the preference shares are redeemable at the option of the holder and classification outside of equity is required. In the case of the company, the preference shareholders control the directors through their ordinary shares. US GAAP requires that the preference shares be recorded at fair value upon issue and accreted to their redemption value when redemption is probable. The accretion in value is recorded in the statement of financial performance in determining net income available to common shareholders. Dividends, whether declared or not, on redeemable preference shares are recognised in a similar manner.

The reconciliations include adjustments to remove the preference shares from shareholders' equity, to recognize the liability for unpaid dividends and to recognize dividends in determining net income available to common shareholders.

Statement ofCash Flows

Under both Australian and US GAAP, a statement of cash flows is presented, which discloses cash flows from operating, investing and financing activities. Under US GAAP, balances maintained in the Senior Debt Reserve Account are restricted from use. Accordingly, for US GAAP purposes these amounts are classified as investing activities and are not reflected as a component of the cash position.

Presented below is cash and summarised cash flow information in accordance with US GAAP as at and for the nine months ended 31 March 2003 and 2002.

Cash flows in accordance with US GAAP	**Nine months ended 31 March**	
	2003	**2002**
	US$	**US$**
	(Unaudited)	**(Unaudited)**
Cash flows from operating activities	**158,222,788**	115,182,122
Cash flows used in investing activities	**5,739,374**	(32,184,926)
Cash flows used in financing activities	**(95,644,317)**	(35,310,325)
Net increase (decrease) in cash	**68,317,845**	47,686,871
Opening cash	**47,369,579**	17,042,140
Closing cash	**115,687,424**	64,729,011
As reported cash position in accordance with A GAAP	**139,087,424**	80,639,059
US GAAP adjustment		
Senior debt reserve account	**(23,400,000)**	(15,910,048)
Cash position in accordance with US GAAP	**115,687,424**	64,729,011

MINERA ALUMBRERA LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - 31 MARCH 2003

7. US GAAP reconciliation (cont'd

Reconciliation with Canadian GAAP

Generally accepted accounting principles in the United States differ from generally accepted accounting principles in Canada ("Canadian GAAP"), as they relate to the company. The principle differences relate to the accounting for preoperating expenses, capitalisation of interest, derivative instruments, cumulative effect of a change in depletion method, preference shares and rehabilitation. The US GAAP accounting for these items is set out above. Canadian GAAP is similar to Australian GAAP in accounting for preoperating expenses, capitalisation of interest, derivative instruments, cumulative effect of a change in depletion method, preference shares and rehabilitation. Under Canadian GAAP, these items are accounted for as follows:

- preoperating expenses are capitalised and amortised over the period of benefit;
- interest capitalisation ceases when the assets are ready for productive use;
- hedging gains and losses on derivative instruments designated and effective as hedges are deferred and recognised when the anticipated transaction occur;
- changes in amortisation or depletion methods are accounted for as changes in estimates;
- rehabilitation is recognised prospectively using a units of production method; and
- preference shares are classified as shareholders' equity.

In reconciling US GAAP to Canadian GAAP, the adjustments made relating to these items are reversed, including the related tax effect. Shareholders' equity in accordance with Canadian GAAP as at 31 March 2003 and 31 March 2002 was $636,830,568 and $582,207,502, respectively. Net profit attributable to common shareholders in accordance with Canadian GAAP for the nine months ended 31 March 2003 and 2002 was $32,722,548 and $117,943,206, respectively.

MINERA ALUMBRERA LIMITED
DIRECTORS' DECLARATION

The directors declare that the interim financial statements and notes set out on pages H-1 to H-17:

(a) comply with Accounting Standards and other mandatory professional reporting requirements in Australia ("accounting principles generally accepted in Australia"); and

(b) give a true and fair view of the company's financial position as at 31 March 2003 and of its performance, as represented by the results of its operations and its cash flows, for each of the nine month interim reporting periods ended 31 March 2003 and 2002.

In the directors' opinion:

(a) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director	**Director**
"Larry Stoehr"	*"Ian Telfer"*
Larry Stoehr - BHP Billiton	**Ian Telfer - Wheaton River**
23 June 2003	

Unaudited Pro Forma Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Pro Forma Consolidated Financial Statements of Northern Orion Resources Inc.

(formerly Northern Orion Explorations Ltd.)

The following pro forma consolidated balance sheet of Northern Orion Resources Inc. as at March 31, 2003 and the pro forma consolidated statements of operations for the three months ended March 31, 2003 and the year ended December 31, 2002 illustrate on a pro forma basis the effects of certain transactions more fully described elsewhere herein and give effect to significant assumptions described in the notes to the pro forma consolidated financial statements.

Compilation Report

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Northern Orion Resources Inc. as at March 31, 2003 and the pro forma consolidated statements of operations for the three month period ended March 31, 2003 and for the year ended December 31, 2002, which have been prepared for inclusion in the prospectus dated July 25, 2003. In our opinion, the pro forma consolidated balance sheet and consolidated statements of operations have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

"Deloitte & Touche LLP"

Chartered Accountants
Vancouver, British Columbia
July 25, 2003

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Balance Sheet

March 31, 2003
(Unaudited)
(Expressed in Thousands of Dollars)

	Northern Orion Resources Inc.	Note 5	Pro Forma Adjustments	Pro Forma Northern Orion Resources Inc.
ASSETS				
Cash and cash equivalents	$ 4,103	(a)	$ 105,355	$ 8,818
		(a)	(7,800)	
		(b)	(81,600)	
		(b)	(6,140)	
		(c)	(1,360)	
		(d)	(4,896)	
		(e)	4,080	
		(e)	(204)	
		(e)	(2,720)	
Marketable securities	93		-	93
Due from related parties	16		-	16
Accounts receivable	303		-	303
Prepaid expenses	70		-	70
	4,585		4,715	9,300
PLANT AND EQUIPMENT	2,186		-	2,186
MINERAL PROPERTIES	81,124	(d)	16,255	97,806
		(e)	223	
		(e)	204	
INVESTMENT IN MINERA ALUMBRERA LTD.	-	(b)	128,540	129,900
		(c)	1,360	
	$ 87,895		$ 151,297	$ 239,192
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$ 670		$ -	$ 670
Due to related parties	55		-	55
	725		-	725
DUE TO RIO ALGOM LIMITED	-	(b)	40,800	40,800
DUE TO BHP BILLITON	-	(d)	11,359	11,359
CONVERTIBLE DEBT	-	(e)	3,032	312
		(e)	(2,720)	
PROVISION FOR RECLAMATION	40		-	40
FUTURE INCOME TAXES	24,485		-	24,485

	25,250		52,471	77,721

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Balance Sheet

Three-month period ended March 31, 2003
(Unaudited)
(Expressed in Thousands of Dollars)

SHAREHOLDERS' EQUITY

Share capital	162,417	(a)	105,355	259,972
		(a)	(7,800)	
Warrants	-	(e)	223	223
Equity component of convertible debt	-	(e)	1,048	1,048
Contributed surplus	885		-	885
Deficit	(100,657)		-	(100,657)
	62,645		98,826	161,471
	$ 87,895		$ 151,297	$ 239,192

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Statement of Operations

Three-month period ended March 31, 2003
(Unaudited)
(Expressed in Thousands of Dollars)

	Northern Orion Resources Inc.	Note 5	Pro Forma Adjustments	Pro Forma Northern Orion Resources Inc.
EXPENSES				
General and administration	$ 230		$ -	$ 230
Depreciation and depletion	1		-	1
Management fees	-		-	-
Foreign exchange gain	(20)		-	(20)
Interest on amount due to Rio Algom Limited	-	(b)	387	387
Professional and consulting	985		-	985
Other expenses (income)	(35)		-	(35)
Severance and restructuring	10		-	10
LOSS BEFORE THE UNDERNOTED	(1,171)		(387)	(1,558)
SHARE OF EARNINGS FROM MINERA ALUMBRERA LTD.	-	(b)	2,935	2,935
NET LOSS FOR THE PERIOD	$ (1,171)		$ 2,548	$ 1,377
LOSS PER SHARE				
Basic and fully diluted	$ (0.01)			$ 0.01
WEIGHTED-AVERAGE SHARES OUTSTANDING	189,045,366	(a)	810,423,101	99,946,847
		(f)	(899,521,620)	

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2002
(Unaudited)
(Expressed in Thousands of Dollars)

	Northern Orion Resources Inc.	Note 5	Pro Forma Adjustments	Pro Forma Northern Orion Resources Inc.
EXPENSES				
General and administration	$ 552		$ -	$ 552
Depreciation and depletion	5		-	5
Interest and financing	-		-	-
Management fees	-		-	-
Foreign exchange gain	(1)		-	(1)
Interest on amount due to Rio Algom Limited	-	(b)	1,546	1,546
Professional and consulting	907		-	907
Other expenses (income)	(21)		-	(21)
Severance and restructuring	550		-	550
LOSS BEFORE THE UNDERNOTED	(1,992)		(1,546)	(3,538)
SHARE OF EARNINGS FROM MINERA ALUMBRERA LTD.	-	(b)	22,447	22,447
NET LOSS (INCOME) FOR THE YEAR	$ (1,992)		$ 20,901	$ 18,909
(LOSS) EARNINGS PER SHARE				
Basic and fully diluted	$ (0.01)			$ 0.20
WEIGHTED-AVERAGE SHARES OUTSTANDING	150,263,106	(a)	810,423,101	96,068,621
		(f)	(864,617,586)	

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002
(Unaudited)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Northern Orion Resources Inc. ("Northern Orion") as at March 31, 2003 and for the three months ended March 31, 2003 and the year ended December 31, 2002 have been prepared by management after giving effect to the acquisition by Northern Orion of a 12.5% interest in Minera Alumbrera Limited ("MAA"), an additional 72% interest in the Agua Rica project ("Agua Rica") and other related transactions. These unaudited pro forma consolidated financial statements have been compiled from and include:

(a) A pro forma balance sheet combining the unaudited balance sheet of Northern Orion as at March 31, 2003 with a 12.5% interest in MAA based on the cost of the acquisition and the remaining 72% interest in Agua Rica based on the cost of the acquisition.

(b) A pro forma statement of operations combining the unaudited statement of operations of Northern Orion for the three months ended March 31, 2003 with the Company's share of the operations of MAA for the three month period ended March 31, 2003 on an equity basis based on the unaudited results of operations (Schedule 1(a)).

(c) A pro forma statement of operations combining the audited statement of operations of Northern Orion for the year ended December 31, 2002, with the Company's share of the operations of MAA for the twelve month period ended December 31, 2002 on an equity basis based on the unaudited results of operations (Schedule 1(b)).

The pro forma balance sheet at March 31, 2003 has been prepared as if the transactions described in Note 3 had occurred on March 31, 2003. The pro forma statements of operations for the year ended December 31, 2002 and for the three months ended March 31, 2003 have been prepared as if the transactions described in Note 3 had occurred on the first day of the respective fiscal periods.

It is management's opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Northern Orion's accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Northern Orion which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of Northern Orion and MAA described above and in Schedules 1 (a) and (b).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Northern Orion for the year ended December 31, 2002 which are included elsewhere in this prospectus. The significant accounting policies of MAA after adjustment into Canadian generally accepted accounting principles ("Canadian GAAP") (Schedule 1(c)) conform in all material respects to those of Northern Orion.

3. ACQUISITIONS

(a) Acquisition of Minera Alumbrera Limited

On March 29, 2003, the Company entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") whereby the Company will participate in the acquisition of a 25% interest in MAA from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton ("BHP"), for US$180 million (Cdn.$244.8 million). Rio Algom has agreed to defer payment of up to US$55 million (Cdn.$74.8 million) of the purchase price until May 30, 2005. The first US$25 million deferred amount will bear interest of LIBOR plus 2%. The next US$5 million deferred amount available to Northern Orion will bear interest of LIBOR plus 5%. On closing, the Company and Wheaton will each acquire from Rio Algom a net indirect 12.5% interest in MAA. The acquisition closed June 24, 2003.

Pursuant to the agreement, the Company reimbursed Wheaton for US$1 million (Cdn.$1.36 million) of Wheaton's costs for the due diligence costs incurred on the acquisition by Wheaton of its initial 25% interest in MAA.

The acquisition of MAA is accounted for using the equity method, whereby the investment will be initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings. The purchase price of the Company's 12.5% interest is US$90 million (Cdn.$122.4 million). The equity income has been based on the unaudited statement of operations of MAA for the three months ended March 31, 2003, and unaudited statements of operations of MAA for the twelve months ended December 31, 2002, after restatement from Australian generally accepted accounting principles ("Australian GAAP") to Canadian GAAP (see Schedules 1(a) and 1(b), respectively). The excess of the carrying value over the purchase price of the net assets of $42 million will be attributed to mineral properties.

3. BUSINESS COMBINATION (Continued)

(b) *Acquisition of Agua Rica*

On April 23, 2003, the Company entered into an agreement with BHP to purchase its approximate 72% interest in the Agua Rica project for consideration of US$12.6 million (Cdn.$17.1 million) of which BHP has agreed to defer US$9 million (Cdn.$12.2 million) (the "Deferred Payment") without interest until June 30, 2005. The Deferred Payment has imputed interest calculated at Cdn.$0.84 million which will be amortized to the cost of the mineral property and amount due to BHP evenly over the term of the debt. The remaining US$3.6 million (Cdn.$4.9 million) was due on closing on May 8, 2003. Subsequent to this acquisition, the Company will own 100% of the Agua Rica project.

In connection with this acquisition, the Company entered into a credit agreement, dated April 22, 2003, with Endeavour Mining Capital Corp. ("Endeavour") whereby Endeavour agreed to provide a convertible loan (the "Loan") of US$3 million (Cdn.$4.1 million) to fund a portion of the initial payment required to be made to BHP. The Loan is for a term of six months and bears interest at 10% per annum. Pursuant to this agreement, the Company issued to Endeavour 3,000,000 warrants of the Company exercisable at $0.15 to acquire one common share for two years from the date of issue with a fair value of Cdn.$223,000 that has been included as part of the cost of acquiring the property. The loan may be converted at the option of Endeavour prior to November 8, 2003, into common shares of the Company at a conversion price of $0.20, or if the amount outstanding is not paid by such date, at a price of $0.175 to May 8, 2004. Endeavour received commitment and drawdown fees totaling US$150,000 (Cdn.$204,000) for entering into these arrangements.

4. PRO FORMA ASSUMPTIONS

The pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a) Completion of the purchase of the MAA 12.5% interest from Rio Algom.

(b) Completion of the private placement transaction of 810,403,101 Northern Orion special warrants for gross proceeds of $105.4 million. Each special warrant, priced at $0.13, consists of one common share and one-half warrant. Each full warrant entitles the holder to purchase one additional share of the Company at a price of $0.20 per share until May 29, 2008.

(c) Completion of the purchase of the Agua Rica 72% interest from BHP.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002
(Unaudited)

4. PRO FORMA ASSUMPTIONS (Continued)

(d) All material transactions by Northern Orion subsequent to March 31, 2003 have been reflected in the pro forma adjustments described in Note 5 below.

5. ADJUSTMENTS TO THE PRO FORMA FINANCIAL STATEMENTS

Adjustments to the pro forma balance sheets as at March 31, 2003 and the pro forma consolidated statements of operations for the year ended December 31, 2002 and for the three months ended March 31, 2003 are as follows:

(a) To record the issue of 810,403,101 common shares and 405,210,155 common share purchase warrants from the special warrant financing for gross proceeds of $105.4 million. To record the costs of the share issuance estimated to be $7.8 million.

(b) To record the acquisition of a 12.5% interest in MAA for US$90 million (Cdn.$122.4 million) plus acquisition costs of US $4.5 million (Cdn.$6.4 million). US$60 million (Cdn.$81.6 million) cash and an amount due to Rio Algom of US$30 million (Cdn.$40.8 million)). The pro forma consolidated statements of operations include the Company's share in the earnings of MAA and the interest on the amount due to Rio Algom.

(c) To record the US$1 million (Cdn.$1.36 million) payment to Wheaton.

(d) To record the acquisition of the 72% interest in the Agua Rica project for US$12.6 million (Cdn.$17.1 million) (US$3.6 million (Cdn.$4.9 million) cash and an amount due to BHP of US$9 million (Cdn.$12.2 million)).

(e) To record the convertible loan issued to Endeavour and the related interest and accretion charges. To record the repayment of US$2.0 million (Cdn. $2.72 million) of this loan.

(f) To record the effect of the 10:1 share consolidation.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Pro Forma Consolidated Financial Statements

March 31, 2003 and December 31, 2002
(Unaudited)

6. **FOREIGN CURRENCY TRANSLATION**

All foreign currency translation, including the translation of the financial statements of MAA, have been translated into Canadian dollars (Cdn$) at the rate of 1 US$ = Cdn$1.36 which is the closing rate in effect on June 18, 2003.

NORTHERN ORION RESOURCES INC.

Schedule 1(a)

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Financial Statements

Statement of Operations of Minera Alumbrera Limited

Three months ended March 31, 2003

(Expressed in Thousands of Dollars)

	Australian GAAP					Canadian GAAP	
	Nine months ended March 31, 2003	Six months ended December 31, 2002	Three months ended March 31, 2003		GAAP Adjustments	Three months ended March 31, 2003	
	(US$)	(US$)	(US$)	(Cdn.$)	(Schedule 1(c))	100%	12.5%
SALES	$ 382,408	$ 255,067	$ 127,341	$ 173,184	$ (5,086)	$ 168,098	$ 21,012
COST OF SALES	273,657	188,958	84,699	115,191	(11,795)	103,396	12,924
EARNINGS FROM MINING OPERATIONS	108,751	66,109	42,642	57,993	6,709	64,702	8,088
EXPENSES AND OTHER INCOME							
General and administrative	77	64	13	18	498	516	64
Interest and financing	19,561	15,258	4,303	5,852	(2,135)	3,717	465
Other (income) expense	(146)	1,172	(1,318)	(1,792)	-	(1,792)	(224)
	19,492	16,494	2,998	4,078	(1,637)	2,441	305
EARNINGS (LOSS) BEFORE THE FOLLOWING	89,259	49,615	39,644	53,915	8,346	62,261	7,783
INCOME TAX EXPENSE (RECOVERY)	62,859	36,184	26,675	36,278	2,504	38,782	4,848
NET EARNINGS	$ 26,400	$ 13,431	$ 12,969	$ 17,637	5,842	$ 23,479	$ 2,935

NORTHERN ORION RESOURCES INC.

Schedule 1(b)

(formerly Northern Orion Explorations Ltd.)

Pro Forma Consolidated Financial Statements

Statement of Operations of Minera Alumbrera Limited

For the year ended December 31, 2002

(Expressed in Thousands of Dollars)

	Australian GAAP						Canadian GAAP	
	Six months ended December 31, 2002	Twelve months ended June 30, 2002	Six months ended December 31, 2001	Year ended December 31, 2002		GAAP Adjustments	Year ended December 31, 2002	
	(US$)	(US$)	(US$)	(US$)	(Cdn.$)	(Schedule 1(c))	100%	12.5%
SALES	$ 255,067	$ 518,202	$ 231,752	$ 541,517	$ 736,463	$ (32,041)	$ 704,422	$ 88,053
COST OF SALES	188,958	422,711	204,019	407,650	554,404	(15,560)	538,844	67,355
EARNINGS FROM MINING OPERATIONS	66,109	95,491	27,733	133,867	182,059	(16,481)	165,578	20,698
EXPENSES AND OTHER INCOME								
General and administrative	64	35	50	49	67	1,953	2,020	252
Interest and financing	15,258	41,614	25,513	31,359	42,648	342	42,990	5,374
Other (income) expense	1,172	(404)	60	708	963	-	963	120
	16,494	41,245	25,623	32,116	43,678	2,295	45,973	5,746
EARNINGS (LOSS) BEFORE THE FOLLOWING	49,615	54,246	2,110	101,751	138,381	(18,776)	119,605	14,952
INCOME TAX EXPENSE (RECOVERY)	36,184	(94,693)	1,041	(59,550)	(80,988)	8,656	(72,332)	(9,041)
NET EARNINGS	$ 13,431	$ 148,939	$ 1,069	$ 161,301	$ 219,369	$ (27,432)	$ 191,937	$ 23,993

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Financial Statements of MAA

GAAP Differences

March 31, 2003 and December 31, 2002
(Unaudited)

REVENUE RECOGNITION

The Company recognizes revenue for sales based on contractual terms, which is typically upon crossing the ship's rail when the risk and rewards of ownership transfer.

Under US GAAP, SAB 101, *"Revenue Recognition in Financial Statements"*, and consistent with Canadian GAAP, revenue cannot be recognized until both legal title and the risks and rewards of ownership have been transferred. For certain of the Company's sales, title does not transfer until certain documentation is provided to the customer and payment is received. Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognized under Australian GAAP for which title did not transfer at period end; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

BILL AND HOLD TRANSACTIONS

The Company recognized revenue in fiscal year 2001 for the sale of concentrate which was maintained in storage in accordance with contractual terms. The contracts provide that title and the risk and rewards of ownership transfer upon receipt of payment and the signing of a warehouse certificate certifying that the copper concentrate was being held in the port warehouse at irrevocable disposal of the buyer, both of which occurred prior to the end of the fiscal year. Delivery of the concentrate occurred after year end.

For revenue to be recognized when physical delivery has not occurred, the following criteria must be met:

1. The risks of ownership must have passed to the buyer;

2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation;

3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis;

4. There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry);

5. The seller must not have retained any specific performance obligations such that the earning process is not complete;

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Financial Statements of MAA

GAAP Differences

March 31, 2003 and December 31, 2002
(Unaudited)

BILL AND HOLD TRANSACTIONS (Continued)

6. The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders; and

7. The product must be complete and ready for shipment.

The transactions did not meet all of the above criteria. Accordingly, the reconciliations include adjustments to recognize the sale in fiscal year 2002.

ALLOCATION OF OVERHEAD COSTS TO INVENTORY

The Company uses absorption costing, including the allocation of variable and fixed overhead costs, to value inventory.

Under Canadian GAAP, inventory cost is broadly defined to mean acquisition and production cost, and is the sum of expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

The reconciliations include adjustments to reverse certain overhead costs recorded in long term inventory that do not meet the above definition.

DEBT ISSUANCE COSTS

The Company capitalized as part of debt issuance costs premiums paid for political risk insurance on the borrowings and certain legal costs incurred to modify the loan security agreement.

Under Canadian GAAP, capitalization of these costs would not be permitted.

The reconciliations include adjustments to reverse the amounts capitalized and to reverse the related amortization expense.

EFFECTIVE INTEREST METHOD

The Company amortizes debt issuance costs on a straight line basis over the term of the respective borrowings.

Under Canadian GAAP, debt issuance costs are amortized over the term of the debt using the effective interest method.

The reconciliations include adjustments to reverse the accounting under Australian GAAP and to record the amortization expense using the effective interest method.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Financial Statements of MAA
GAAP Differences

March 31, 2003 and December 31, 2002
(Unaudited)

TAXATION

Except for the impact of the tax assets and liabilities resulting from the temporary (timing) differences generated by the Australian GAAP to Canadian GAAP differences, there are no significant differences in accounting for income taxes between Australian GAAP and Canadian GAAP, as they relate to the Company.

CERTIFICATE OF THE ISSUER

Dated: July 25, 2003

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the Common Shares and Warrants issuable upon exercise of the Special Warrants as required by Part 9 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), and Section 64 the Securities Act (Nova Scotia), and the respective regulations thereunder. To the best of our knowledge, this Prospectus, as required by the Securities Act (Québec) and the regulations thereunder, does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

"David Cohen" DAVID COHEN, Chief Executive Officer	*"Shannon Ross"* SHANNON ROSS, Chief Financial Officer

On behalf of the Board of Directors

"Robert Cross" ROBERT CROSS, Director	*"Stephen J. Wilkinson"* STEPHEN J. WILKINSON, Director

CERTIFICATE OF THE UNDERWRITERS

Dated: July 25, 2003

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the Common Shares and Warrants issuable upon the exercise of the Special Warrants as required by Part 9 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), and Section 64 the Securities Act (Nova Scotia), and the respective regulations thereunder. To the best of our knowledge, this Prospectus, as required by the Securities Act (Québec) and the regulations thereunder, does not contain any misrepresentation likely to affect the value or market price of the Common Shares and Warrants issuable upon the exercise of the Special Warrants.

GRIFFITHS McBURNEY & PARTNERS

By: *"Mark Wellings"*
MARK WELLINGS

BMO NESBITT BURNS INC.

By: *"Egizio Bianchini"*
EGIZIO BIANCHINI

CANACCORD CAPITAL CORPORATION

By: *"Peter Brown"*
PETER BROWN

PACIFIC INTERNATIONAL SECURITIES INC.

By: *"Bert Quattrociocchi"*
BERT QUATTROCIOCCHI

ORION SECURITIES INC.

By: *"Douglas Bell"*
DOUGLAS BELL

SALMAN PARTNERS INC.

By: *"Terrence K. Salman"*
TERRENCE K. SALMAN

McFARLANE GORDON INC.

By: *"Bradley D. Griffiths"*
BRADLEY D. GRIFFITHS

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

Suite 1700, Park Place, 666 Burrard Street, Vancouver, B.C., Canada V6C 2X8
Tel: (604) 631-1300 Fax: (604) 681-1825 www.stikeman.com

Neville J. McClure
Direct: (604) 631-1324
E-mail: jmcclure@stikeman.com

BY SEDAR

July 25, 2003

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commision

Dear Sirs/Mesdames:

**Re: Northern Orion Explorations Ltd. (the "Issuer")
- Final Prospectus dated July 25, 2003**

Pursuant to National Policy 43-201, BC Policy 41-601, Alberta Securities Commission Policy 4-7, Ontario Securities Commission Rule 41-501, Quebec Policy No. Q-28, please find attached to this filing documents pertaining to the filing of the Issuer's final prospectus dated July 25, 2003 (the "**Prospectus**"), as follows:

1. our letter to the British Columbia Securities Commission, as principal regulator, pursuant to section 7.4(4) of NP 43-201;

2. the English version of the executed Prospectus;

3. the French version of the executed Prospectus;

4. blacklined copies of the English and French versions of the Prospectus;

5. auditors' comfort letters respecting unaudited financial statements and financial information contained in the Prospectus;

6. consent letters from legal counsel including Stikeman Elliott LLP, Perkins Coie LLP, Cassels Brock & Blackwell LLP and Dorsey & Whitney LLP;

7. consent letters from the auditors, including PricewaterhouseCoopers and Deloitte & Touche LLP;

8. consent letters respecting The Independent Technical Report - Northern Orion Exploration Ltd. - Agua Rica Project, Argentina from Paul A.J.

Hosford. P. Eng. and CLB Grant, P. Eng. and respecting the technical report on The Mining and Processing Assets of Minera Alumbrera Ltd. from Harry Burgess; and

9. Notice of Proceeds setting out the aggregate gross proceeds realized in each jurisdiction of the offering together with applicable filing fees.

We request that an MRRS decision document be issued for the attached Prospectus and confirm that the undersigned is the filing solicitor and the intended recipient of the MRRS decision documents.

Should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

"Neville J. McClure"

Neville J. McClure

Encls.

c.c.: **Northern Orion Explorations Ltd.**
Attn: David Cohen
Attn: Shannon Ross
c.c.: **Endeavour Financial Ltd.**
Attn: Gordon Keep, P.Geo., MBA
c.c.: **Deloitte & Touche LLP**
Attn: Glenn Ives, C.A.
Attn: Tom Kay, C.A.
c.c.: **PricewaterhouseCoopers**
c/o Deloitte & Touche LLP, Tom Kay, C.A.
c.c. **Cassels Brock & Blackwell**
Attn: Chad Accursi, Esq.
c.c. **Toronto Stock Exchange**
Attn: Donna Strong

(each with copy of the Prospectus)

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

Suite 1700, Park Place, 666 Burrard Street, Vancouver, B.C., Canada V6C 2X8
Tel: (604) 631-1300 Fax: (604) 681-1825 www.stikeman.com

Neville J. McClure
Direct: (604) 631-1324
E-mail: nmcclure@stikeman.com

BY SEDAR

July 25, 2003

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: Northern Orion Explorations Ltd. (the "Issuer")
Final Prospectus dated July 25, 2003

Further to my telephone conversation with Paul Plater respecting the consent provided by Callum Grant of Hatch (the "Consent") provided in connection with the prospectus of the Issuer dated June 25, 2003 (the "Final Prospectus"), I confirm it was Mr. Grant's intention that this document be dated today, and that it make reference to the Prospectus.

Mr. Grant authorized me on the telephone at approximately 4:00 p.m. Pacific time on July 25, 2003 to manually redate the consent to today's date from May 20, 2002, (the date it originally bore) to today's date. Mr. Plater participated in this conversation. This manually redated consent has been filed on SEDAR.

At approximately 11:00 a.m.. Pacific time, I participated in a telephone conference call with Mr. Grant and Chad Accursi of the law firm of Cassels Brock (counsel to the underwriters) in which Mr. Grant confirmed that

1. he had read the Final Prospectus;

2. there are no amendments to the technical reports which are the subject of the Consent which are being prepared or contemplated; and

3. he would deliver the necessary consent to use his name and reference his report in the Final Prospectus.

I give you my solicitor's undertaking that the above information is correct, and that I will contact Mr. Grant on Monday, July 28, 2003 to request a further consent with the dates added which he intended to add. Mr.. Grant has indicated that he will provide a redated consent.

I further undertake to contact Paul A. J. Hosford of Hatch to request that he have the same change made to his consent, which has the same problems as Mr. Grant's consent. Mr. Hosford participated with Mr. Grant in the preparation of Hatch's May 16, 2003 report respecting the Issuer's Alumbrera Property.

Should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

"Neville J. McClure"

Neville J. McClure

HATCH

Suite 200, 1550 Alberni Street
Vancouver, British Columbia, Canada V6E 1A5
Tel.: (604) 689-5767 • Fax: (604) 689-3918 • www.hatch.ca

CONSENT OF AUTHOR

TO: Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Ontario Securities Commission
P.E.I. Securities Commission
Quebec Securities Commission
Saskatchewan Securities Commission
Registrar of Securities - Northwest Territories
Registrar of Securities - Yukon Territory
Nunavut

I, Callum LB Grant, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Independent Technical Report – Northern Orion Exploration Ltd. – Agua Rica Project, Argentina" and dated May 16th, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the submission of Northern Orion Exploration Ltd. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of Northern Orion Exploration Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this ~~20th~~ 25TH day of ~~May 2002~~ July, 2003.

Neville McClure per Callum Grant.

CLB Grant

CLB Grant, P.Eng.
Manager Geology & Mining
Hatch Vancouver

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

Suite 1700, Park Place, 666 Burrard Street, Vancouver, B.C., Canada V6C 2X8
Tel: (604) 631-1300 Fax: (604) 681-1825 www.stikeman.com

Neville J. McClure
Direct: (604) 631-1324
E-mail: nmcclure@stikeman.com

BY SEDAR

July 25, 2003

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: Northern Orion Explorations Ltd. (the "Issuer")
Final Prospectus dated July 25, 2003

Further to my telephone conversation with Paul Plater respecting the consent provided by Harry Burgess of Micon (the "Consent"), I will contact Mr. Burgess on Monday morning and have him provide a consent with the dates filled in on it.

I confirm it was Mr. Burgess' intention that this document be dated today, and that it make reference to the prospectus of the Issuer dated June 25, 2003 (the "Final Prospectus"). At 8:30 a.m. Pacific time, I participated in a telephone conference call with Mr. Burgess and others (including counsel to the underwriters) in which Mr. Burgess confirmed that

1. he had read the Final Prospectus;

2. there are no amendments to the technical reports which are the subject of the Consent which are being prepared or contemplated; and

3. he would deliver the necessary consent to use his name and reference his report in the Final Prospectus.

I give you my solicitor's undertaking that this information is correct, and that UI will contact Mr. Burgess on Monday to obtain a replacement consent with the dates added which he intended to add.

Should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

"Neville J. McClure"

Neville J. McClure

micon INTERNATIONAL LIMITED | mineral industry consultants

MICON INTERNATIONAL LIMITED

FILED BY SEDAR

........., 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: **Northern Orion Explorations Ltd.**
Filing under the Mutual Reliance Review System
Final Prospectus dated ...., 2003
Consent of Expert

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501, this letter is being filed as the consent of Micon International Limited to being named in the Prospectus and to the inclusion of reference to the following report (the "Report") in the Prospectus:

Technical Report on The Mining and Processing Assets of Minera Alumbrera Ltd., in Argentina, dated June, 2003.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

Harry Burgess

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

HATCH™

Suite 200, 1550 Alberni Street
Vancouver, British Columbia, Canada V6E 1A5
Tel.: (604) 689-5767 • Fax: (604) 689-3918 • www.hatch.ca

CONSENT OF AUTHOR

TO: Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Ontario Securities Commission
P.E.I. Securities Commission
Quebec Securities Commission
Saskatchewan Securities Commission
Registrar of Securities - Northwest Territories
Registrar of Securities - Yukon Territory
Nunavut

I, Callum LB Grant, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Independent Technical Report – Northern Orion Exploration Ltd. – Agua Rica Project, Argentina" and dated May 16th, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the submission of Northern Orion Exploration Ltd. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of Northern Orion Exploration Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th day of May 2002.

CLB Grant, P.Eng.
Manager Geology & Mining
Hatch Vancouver

HATCH

Suite 200, 1550 Alberni Street
Vancouver, British Columbia, Canada V6E 1A5
Tel.: (604) 689-5767 • Fax: (604) 689-3918 • www.hatch.ca

CONSENT OF AUTHOR

TO: Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Ontario Securities Commission
P.E.I. Securities Commission
Quebec Securities Commission
Saskatchewan Securities Commission
Registrar of Securities - Northwest Territories
Registrar of Securities - Yukon Territory
Nunavut

I, Paul A.J. Hosford, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Independent Technical Report – Northern Orion Exploration Ltd. – Agua Rica Project, Argentina" and dated May 16th, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the submission of Northern Orion Exploration Ltd. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of Northern Orion Exploration Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th day of May 2002.

Paul A.J. Hosford, P.Eng.
Manager, Metallurgy
Hatch Vancouver

DORSEY & WHITNEY LLP

MINNEAPOLIS
NEW YORK
SEATTLE
DENVER
WASHINGTON, D.C.
NORTHERN VIRGINIA
DES MOINES
LONDON
ANCHORAGE
SALT LAKE CITY
BRUSSELS

CANADA TRUST TOWER
BCE PLACE
161 BAY STREET, SUITE 4310
TORONTO, ONTARIO M5J 2S1
(416) 367-7370
FAX: (416) 367-7371
www.dorseylaw.com

COSTA MESA
BILLINGS
FARGO
HONG KONG
GREAT FALLS
ROCHESTER
TOKYO
MISSOULA
VANCOUVER
TORONTO
SHANGHAI

July 25, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
New Brunswick Office of the Administrator of Securities
Nova Scotia Securities Commission
Prince Edward Island Registrar of Securities
Securities Commission of Newfoundland and Labrador
Government of the Northwest Territories
Government of Yukon
Nunavut Securities Registry

Re: Northern Orion Resources Inc.

Dear Sirs/Mesdames:

We hereby consent to being named on page ii of the cover and to the reference to our firm under "Legal Matters" in the final long form prospectus dated July 25, 2003.

We also confirm that we have read the long form prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to therein or that is within our knowledge as a result of the services we have performed in connection with such opinion.

This letter is provided in compliance with the applicable securities legislation and is not to be used for any other purpose.

This letter is solely for the private information and use of the securities regulatory authorities to whom it is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

Dorsey & Whitney LLP

DORSEY & WHITNEY LLP

MINNEAPOLIS
NEW YORK
SEATTLE
DENVER
WASHINGTON, D.C.
NORTHERN VIRGINIA
DES MOINES
LONDON
ANCHORAGE
SALT LAKE CITY
BRUSSELS

CANADA TRUST TOWER
BCE PLACE
161 BAY STREET, SUITE 4310
TORONTO, ONTARIO M5J 2S1
(416) 367-7370
FAX: (416) 367-7371
www.dorseylaw.com

COSTA MESA
BILLINGS
FARGO
HONG KONG
GREAT FALLS
ROCHESTER
TOKYO
MISSOULA
VANCOUVER
TORONTO
SHANGHAI

July 25, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
New Brunswick Office of the Administrator of Securities
Nova Scotia Securities Commission
Prince Edward Island Registrar of Securities
Securities Commission of Newfoundland and Labrador
Government of the Northwest Territories
Government of Yukon
Nunavut Securities Registry

Re: Northern Orion Resources Inc.

Dear Sirs/Mesdames:

We hereby consent to being named on the cover page of, and to the reference to our firm under "Legal Matters" in the final short form prospectus dated July 25, 2003.

This letter is solely for the private information and use of the securities regulatory authorities to whom it is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

Dorsey + Whitney LLP

CASSELS BROCK
LAWYERS

FILED BY SEDAR

July 25, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Commission des valeurs mobilières du Québec

Dear Sirs/Mesdames:

RE: Northern Orion Resources Inc. (the "Corporation")
Final Long Form Prospectus dated July 25, 2003

We refer to the final long form prospectus dated July 25, 2003 (the "Prospectus") of the Corporation relating to the qualification for issuance of common shares and common share purchase warrants.

We, as counsel to the Underwriters, hereby consent to the use of our firm name and of reference to our firm opinion under the heading "Certain Canadian Federal Income Tax Considerations" and to the references to our firm name on page iii of the Prospectus and under the heading "Legal Matters".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar consent.

Yours truly,

"Cassels Brock & Blackwell LLP"

CA/kd

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

Suite 1700, Park Place, 666 Burrard Street, Vancouver, B.C., Canada V6C 2X8
Tel: (604) 631-1300 Fax: (604) 681-1825 www.stikeman.com

VIA SEDAR
File 102713-1001

July 25, 2003

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: Northern Orion Resources Inc. (the "Issuer")
Long Form Prospectus dated July 25, 2003

We hereby consent to the inclusion of the reference to this firm on page ii of the cover and to the reference to this firm and our opinion under the headings "Certain Canadian Federal Income Tax Considerations" and "Legal Matters" in the long form prospectus of the Issuer dated July 25, 2003.

We also confirm that we have read the long form prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to therein or that is within our knowledge as a result of the services we have performed in connection with such opinion.

This letter is provided in compliance with the applicable securities legislation and is not to be used for any other purpose.

Yours truly,

"STIKEMAN ELLIOTT"

VANCOUVER
CALGARY
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

An Ontario Limited Liability Partnership

\Document1

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

July 25, 2003

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: Northern Orion Resources Inc. (the "Issuer")
Long Form Prospectus dated July 25, 2003

We hereby consent to the inclusion of the reference to this firm on page ii of the cover and to the reference to this firm and our opinion under the headings "Certain United States Income Tax Considerations" and "Legal Matters" in the long form prospectus of the Issuer dated July 25, 2003.

We also confirm that we have read the information under the heading "Certain United States Income Tax Considerations" in the long form prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to therein or that is within our knowledge as a result of the services we have performed in connection with such opinion.

This letter is provided in compliance with the applicable securities legislation and is not to be used for any other purpose.

Very truly yours,

Perkins Coie LLP

[18600-0003/SB032040.204]

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Waterfront Place
1 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE WLD 4001
DX 77 Brisbane
Australia
www.pwcglobal.com.au
Telephone: +61 7 3257 5000
Facsimile: +61 7 3257 5999

25 July 2003

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valuers mobilieres due Quebec
Nova Scotia Securities Commission

Dear Sirs/ Mesdames

Consent To Securities Commissions

Re: Northern Orion Resources Inc.

We refer to the prospectus of Northern Orion Resources Inc. ("Northern Orion") dated 25 July 2003 relating to the qualification for distribution of 81,040,310 common shares in the capital of Northern Orion and 40,520,155 common share purchase warrants of Northern Orion which are issuable upon the exercise of 810,403,101 previously issued special warrants.

We consent to the use in the above-mentioned prospectus of our report dated 24 October 2002, except as to notes 30, 31 and 32 for which the date is 28 February 2003, to the directors of the Minera Alumbrera Limited on the following financial statements:

- Statements of Financial Position as at 30 June 2002 and 2001; and
- Statements of Financial Performance and Cash Flows for each of the years in the three year period ended 30 June 2002.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made

PRICEWATERHOUSECOOPERS

based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers
Chartered Accountants

Robert Hubbard
Partner
Brisbane, Australia

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

July 25,2003

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

RE: Northern Orion Resources Inc. (the "Company")

We refer to the preliminary prospectus (the "prospectus") of the Company dated July 25, 2003 relating to the issue of 81,040,310 common shares in the capital of the Company and 40,520,155 common share purchase warrants of the Company which are issuable upon the exercise of 81,040,310 previously issued special warrants.

We consent to the use in the above-mentioned prospectus of our report dated June 20, 2003 (except for Note 14 for which the date is July 25, 2003) to the directors of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2002 and 2001;

Consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

We also consent to the use of our compilation report dated July 25, 2003 to the directors of the Company on the pro forma consolidated balance sheet as at March 31, 2003 and consolidated pro forma statements of operations for the three months then ended and for the year ended December 31, 2002.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Deloitte & Touche LLP

Chartered Accountants

tk\northern9

British Columbia
Securities Commission

BCSC

Corporate Finance

P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Canada
Telephone: (604) 899-6500
Fax: (604) 899-6700
(BC only) 1-800-373-6393

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

NORTHERN ORION RESOURCES INC.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that notices of acceptance of the regulators in each of **British Columbia, Alberta, Manitoba, Ontario, Quebec and Nova Scotia,** have been issued for a **prospectus** of the above issuer dated July 25, 2003.

DATED at Vancouver, British Columbia this 28th Day of July, 2003.

Paul Plater

Paul Plater
Senior Securities Analyst
Corporate Finance Branch

SEDAR Project No.: 555136

micon INTERNATIONAL LIMITED | mineral industry consultants

MICON INTERNATIONAL LIMITED

FILED BY SEDAR

July 25, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: **Northern Orion Explorations Ltd.**
Filing under the Mutual Reliance Review System
Final Prospectus dated July 25, 2003
Consent of Expert

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501, this letter is being filed as the consent of Micon International Limited to being named in the Prospectus and to the inclusion of reference to the following report (the "Report") in the Prospectus:

Technical Report on The Mining and Processing Assets of Minera Alumbrera Ltd., in Argentina, dated June, 2003.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

Harry Burgess

SUITE 900 • 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

micon INTERNATIONAL LIMITED | mineral industry consultants

MICON INTERNATIONAL LIMITED

FILED BY SEDAR

July 25, 2003

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Quebec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Northern Orion Explorations Ltd.
Filing under the Mutual Reliance Review System
Final Prospectus dated July 25, 2003
Consent of Expert

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501, this letter is being filed as the consent of Micon International Limited to being named in the Prospectus and to the inclusion of reference to the following report (the "Report") in the Prospectus:

Technical Report on The Mining and Processing Assets of Minera Alumbrera Ltd., in Argentina, dated June, 2003.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

Micon International Limited

B. Terrence Hennessey, P.Geo.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

HATCH™

Suite 200, 1550 Alberni Street
Vancouver, British Columbia, Canada V6E 1A5
Tel.: (604) 689-5767 • Fax: (604) 689-3918 • www.hatch.ca

CONSENT OF AUTHOR

TO: Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Ontario Securities Commission
P.E.I. Securities Commission
Quebec Securities Commission
Saskatchewan Securities Commission
Registrar of Securities - Northwest Territories
Registrar of Securities - Yukon Territory
Nunavut

I, Callum LB Grant, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Independent Technical Report – Northern Orion Exploration Ltd. – Agua Rica Project, Argentina" and dated May 16th, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the submission of Northern Orion Exploration Ltd. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of Northern Orion Exploration Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 25th day of July 2003.

CLB Grant, P.Eng.
Manager Geology & Mining
Hatch Vancouver

CONSENT OF AUTHOR

TO: Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Ontario Securities Commission
P.E.I. Securities Commission
Quebec Securities Commission
Saskatchewan Securities Commission
Registrar of Securities - Northwest Territories
Registrar of Securities - Yukon Territory
Nunavut

I, Paul A.J. Hosford, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Independent Technical Report – Northern Orion Exploration Ltd. – Agua Rica Project, Argentina" and dated May 16th, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the submission of Northern Orion Exploration Ltd. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of Northern Orion Exploration Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 25th day of July 2003.

P. Hosford

PROFESSIONAL ENGINEER
P.A.J. HOSFORD
#27153
BRITISH COLUMBIA

Paul A.J. Hosford, P.Eng.
Manager, Metallurgy
Hatch Vancouver

Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-2057

NUMÉRO DE PROJET SÉDAR: 555136

DOSSIER N° : 14528

Objet : Northern Orion Resources Inc.
Demande de visa

Vu la demande présentée le 3 juillet 2003;

vu les articles 11, 13 et 14 de la Loi sur les valeurs mobilières;

vu l'Instruction générale n° Q-28;

vu les pouvoirs délégués conformément à l'article 307 de la Loi.

En conséquence, la chef du Service du financement des sociétés octroie le :

> visa pour le prospectus du 25 juillet 2003 de Northern Orion Resources Inc. concernant le placement de 81 040 310 actions ordinaires et de 40 520 155 bons de souscription d'actions ordinaires pouvant être émis lors de l'exercice de 810 403 101 bons de souscription spéciaux préalablement émis au prix de 0,13 $ par bon de souscription spécial.

Fait à Montréal, le 28 juillet 2003.

La chef du Service du financement des sociétés,

(s) Marie-Christine Barrette
Marie-Christine Barrette

ARL/ale

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

NORTHERNORION
RESOURCES INC.
Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Wednesday, July 30th, 2003 **NEWS RELEASE** NNO – TSX

NORTHERN ORION ANNOUNCES COMPLETION OF PROSPECTUS FILING

Northern Orion Resources Inc. (the "Company") is pleased to announce that it has received a final receipt for its July 25, 2003 final prospectus qualifying the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants issuable upon the exercise of 810,403,101 previously issued special warrants of the Company. Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$2.00 until May 29, 2008.

The Company anticipates that trading in the common shares will commence on Thursday, July 31, 2003, and that trading in the warrants will commence on a date shortly thereafter. The special warrants were sold on a private placement basis by a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. US $60.26 million of the proceeds of the private placement were used to fund Northern Orion's equity portion of the recently completed Alumbrera acquisition.

The qualification of the prospectus completes the acquisition of the Company's interest in the Bajo de la Alumbrera mine that moves Northern Orion directly into the mid-tier copper and gold production ranks. With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

"David Cohen"
David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: (604) 608-0824
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Northern Orion Resources Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

July 28, 2003

Item 3. **Press Release**

July 30, 2003

Item 4. **Summary of Material Change**

Northern Orion Announces Completion of Prospectus Filing.

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Telephone: (604) 689-9663

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

July 30, 2003
Date

"Shannon M. Ross" (signed)
Signature

Shannon M. Ross
Name

Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

NORTHERN ORION
RESOURCES INC.
Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

NEWS RELEASE

Wednesday, July 30th, 2003 **NNO – TSX**

NORTHERN ORION ANNOUNCES COMPLETION OF PROSPECTUS FILING

Northern Orion Resources Inc. (the "Company") is pleased to announce that it has received a final receipt for its July 25, 2003 final prospectus qualifying the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants issuable upon the exercise of 810,403,101 previously issued special warrants of the Company. Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$2.00 until May 29, 2008.

The Company anticipates that trading in the common shares will commence on Thursday, July 31, 2003, and that trading in the warrants will commence on a date shortly thereafter. The special warrants were sold on a private placement basis by a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. US $60.26 million of the proceeds of the private placement were used to fund Northern Orion's equity portion of the recently completed Alumbrera acquisition.

The qualification of the prospectus completes the acquisition of the Company's interest in the Bajo de la Alumbrera mine that moves Northern Orion directly into the mid-tier copper and gold production ranks. With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

"David Cohen"
David Cohen, President and CEO

For more information contact:
INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: (604) 608-0824
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Northern Orion Resources Inc.

Receipt for (Final) Prospectus dated **July 25th, 2003** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **28th** day of **July, 2003**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project # **555136**